THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

101 Barclay St., 22nd Floor West, NY, NY 10286

DEPOSITARY RECEIPTS

March 31, 2005


05007080

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: GAZPROM
Exemption No.: 82-4670

RAO Gazprom

Dear Sir or Madam:

In connection with Gazprom's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed:

- 2001 Annual Report
- 2002 Financial Report
- 2003 Annual Report
- Offering Circular
- Loan Participation Notes due 2007
- Loan Participation Notes due 2013
- Press Releases
- Programme for the Issuance of Loan Participation Notes

The Bank of New York acts as Depositary bank for the above referenced company for ordinary shares program which was declared effective by the SEC on October 1, 1996.

Sincerely,

Angel E. Milanes, Jr.
ADR Account Administrator
The Bank of New York
Tel.: (212) 815-4540
Fax: (212) 571-3050

4/7

14 February 2003

Joint-Stock Company "Gazprom"
PRESS-RELEASE

14.02.2003 r. Moscow

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA OR JAPAN OR TO U.S. PERSONS

Gazprom Announces Launch of Benchmark-Size 144A Bond Offering

Moscow, 14 February 2003. OAO Gazprom, the world's largest producer and exporter of natural gas and supplier of approximately 25% of Europe's natural gas, today announced that it will launch a bond offering in the United States and internationally pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933 afforded by Rule 144A and Regulation S thereunder. The company will begin investor presentations in Europe on February 17 and in the United States on February 18. The bonds will have a maturity of ten years. The proceeds of the offering will be used for general corporate purposes, including in particular for the retirement of short-term indebtedness. Dresdner Kleinwort Wasserstein and Morgan Stanley have been appointed as joint bookrunners.

This announcement is being distributed only to, and is directed at (a) persons outside the United Kingdom, (b) persons who have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "order") and (c) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilisation/FSA.

This announcement is not for publication or distribution or release in the United States of America (including its territories and possessions, any State of the United States and the District of Columbia). This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, except pursuant to an applicable exemption from registration. No public offering of securities is being made in the United States.

Contacts:

Dresdner Kleinwort Wasserstein

Adel Kambar + 44 20 7623 8000
Christopher Luth + 44 20 7623 8000

Morgan Stanley

Patrick Mullins + 44 20 7425 5000
Francisco Pujol + 1 212 761 1000

14 February 2003

Joint-Stock Company "Gazprom"
PRESS-RELEASE

GAZPROM REPORTS IAS RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2002

Moscow - 14 February 2003 - OAO Gazprom today reported unaudited consolidated interim condensed financial results under IAS 34 'Interim Financial Reporting' for the three and nine months ended 30 September 2002.

The following table sets forth a summary unaudited consolidated interim condensed statement of operations for the three and nine months ended 30 September 2002 compared with the same periods in 2001. All items are presented in millions of Russian roubles in terms of the equivalent purchasing power of the rouble as of 30 September 2002, except as noted.

	Three months ended 30 September		Nine months ended 30 September	
	2002	2001	2002	2001
Sales (net of excise tax and VAT)	128,126	134,242	420,396	510,307
Operating expenses	(106,768)	(105,291)	(325,550)	(344,173)
Operating profit	21,358	28,951	94,846	166,134
Net finance benefit (costs)	1,941	16,092	(14,511)	1,494
Share of net (loss) income of associated undertakings	(162)	1,110	2,314	2,782
(Losses) gains on available-for-sale investments	(552)	(5,508)	1,024	(2,802)
Profit before gain on net monetary position, profit tax and minority interest	22,585	40,645	83,673	167,608
Monetary gain	4,039	5,077	19,824	26,501
Profit before profit tax and minority interest	26,624	45,722	103,497	194,109
Current profit tax benefit (expense)	601	(16,878)	(41,490)	(84,554)
Deferred profit tax expense	(18,854)	(4,163)	(45,080)	(74,164)
Profit tax expense	(18,253)	(21,041)	(86,570)	(158,718)
Profit before minority interest	8,371	24,681	16,927	35,391
Minority interest	(1,324)	926	(964)	1,815

Net profit	7,047	25,607	15,963	37,206
Basic and diluted earnings per share (in Roubles)	0.34	1.22	0.76	1.78

Revenues for the nine months ended September 30, 2002 were RR 420,396 million or 17.6% lower than in 2001 due to a decrease in revenues from sales of natural gas sold to Europe and a general decrease in revenues from sales of gas condensate and oil and gas products. Revenues for the three months ended September 30, 2002 were RR128,126 million or 4.6% lower than the same quarter in 2001.

The details of our sales prices and volumes for the three and nine months ended September 30, 2002 and 2001 are disclosed in the following table:

RR'million (unless otherwise indicated)	Three months ended September 30		Nine months ended September 30	
Sales of gas	2002	2001	2002	2001
Europe				
Net Sales (net of excise tax and VAT)	68,672	77,464	229,002	296,351
Volumes in bcm	29.0	29.0	94.9	91.9
Average price, constant RR per mcm (including excise tax and net of VAT)	3,062.7	3.329.5	3,124.2	4,078.2
FSU				
Net Sales (net of excise tax and VAT)	10,644	6,997	35,555	35,393
Volumes in bcm	9.0	6.3	32.0	29.0
Average price, constant RR per mcm (including excise tax and net of VAT)	1,408.4	1,143.0	1,334.8	1,347.4
Russia				
Net Sales (net of excise tax and VAT)	23,864	20,285	88,574	89,065
Volumes in bcm	47.0	46.9	199.4	206.0
Average price, nominal RR per mcm (including excise tax and net of VAT)	509.6	389.0	434.5	367.7
Average price, constant RR per mcm (including excise tax and net of VAT)	515.9	438.8	451.9	442.8
Total sales of gas				
Net Sales (net of excise tax and VAT)	103,181	104,746	353,131	420,809
Volumes in bcm	85.0	82.2	326.3	326.9
Sales of gas condensate and oil and gas products (net of excise tax and VAT)	13,490	17,653	34,447	53,345
Gas transportation sales (net of excise tax and VAT)	3,935	5,536	11,920	12,839

Other sales	7,520	6,307	20,898	23,314
Total sales (net of excise tax and VAT)	128,126	134,242	420,396	510,307

The average price of gas exported to Europe for the nine months ended September 30, 2002 decreased by 23.4% compared to the nine months ended September 30, 2001 following the decrease in U.S.dollar oil prices in the second half of 2001. The 3 bcm or 3.3% increase in volumes of sales of natural gas to Europe for the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001 was primarily due to increased volumes sold to Germany and Turkey under existing long-term contracts. The smaller decline in export gas prices relating to the third quarter of 2002 reflects partial recovery of oil prices earlier in 2002 which increased our prices in the third quarter of 2002.

In the third quarter of 2002 price of sales of natural gas to FSU countries increased primarily due to the 34.0% increase in the contract price of "transit gas" sales to Ukraine. Volumes of sales of natural gas to the Former Soviet Union countries increased by 3 bcm or 10.3% primarily due to a 17.6% increase in shipment volumes to Ukraine in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001.

The decrease in volumes of sales of natural gas in the domestic Russian market in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001 was primarily due to a 6 bcm decrease in gas sales volumes by Sibur, which substantially reduced its operations at the end of 2001 and during the first six months of 2002. Sibur increased its activity in the third quarter of 2002 after reaching an amicable agreement with its creditors but this increase was insufficient to offset the decrease in the first six months of 2002.

Sales of gas condensate and oil and gas products decreased primarily due to the reduction in operations at Sibur at the end of 2001 and during the first six months of 2002.

Our operating expenses decreased by RR 18,623 million, or 5%, to RR 325,550 million in the nine months ended September 30, 2002 compared to the same period in 2001, primarily due to decrease of processing services and purchased oil and gas products and provision expenses. Other costs generally remained at approximately the same levels as last year.

Our finance costs increased by RR 16,005 million in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001 principally as a result of lower gains on the restructuring of tax liabilities which, in 2001, offset our interest expense. Interest expense was RR 24,364 million for the nine months ended September 30, 2002 compared to RR 29,047 million for the nine month period ended September 30, 2001 due to a decrease in interest expense on taxes payable, following the reduction in the amount of overdue taxes payable and our borrowing costs. Our net finance benefit decreased by RR 14,151 million in the three months ended September 30, 2002 compared to the three months ended September 30, 2001 principally as a result of lower gains on restructured tax liabilities, which offset our interest expense for the corresponding period in the previous year.

Profits tax expense decreased by RR 72,148 million or 45% in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001. Our overall tax rate was 84% and 82% for the nine months ended September 30, 2002 and 2001. In the three months ended September 30, 2002 compared to 2001 profits tax expense decreased by RR 2,788 million or 13.2% primarily due to the decrease in IAS profits.

Our net debt balance (defined as short-term borrowings and current portion of long-term borrowings, short-term promissory notes payable, long-term borrowings,

long-term promissory notes payable and restructured tax liabilities less cash and cash equivalents and balances of cash and cash equivalents restricted as to withdrawal under the terms of certain borrowings and other contractual obligations) at September 30, 2002 compared to December 31, 2001 decreased by RR 9,268 million or 2.2% from RR 427,748 million to RR 418,480 million. Our net debt balance, at September 30, 2002 compared to June 30, 2002 decreased by RR 12,498 million or 2.9% from RR 430,978 million to RR 418,480 million.

OAO Gazprom is the world's largest natural gas company, and the world's largest publicly traded hydrocarbons company, in terms of reserves, production and transportation.

Joint-Stock Company "Gazprom"
Press Service

Released 12:29 31-Mar-03

Joint-Stock Company "Gazprom"
PRESS-RELEASE

LUKOIL AND GAZPROM AGREED ON GAS SUPPLIES

Today Vagit Alekperov, President of OAO LUKOIL ("LUKOIL"), and Alexei Miller, Chairman of the Board of OAO Gazprom ("Gazprom"), signed a cooperation agreement for gas supplies from Nakhodkinskoye field of Bolshekhetskaya Depression (Yamalo-Nenets autonomous district).

The parties agreed that LUKOIL is to sell to Gazprom up to 0.75 bln. cu. m. of gas in the 4th quarter of 2005 and up to 8 bln. cu. m. of gas - in 2006. Gazprom committed to pay for gas and its transport via the Russian Unified gas supply system.

The document also determines the pricing formula according to which Gazprom will be buying gas from Nakhodkinskoye field at the Yamburg compressor station.

This Agreement shall be an additional part of the general agreement on strategic partnership between LUKOIL and Gazprom for 2002-2005. The general agreement confirms, in particular, the joint implementation of projects on exploration and development of oil and gas fields in Yamalo-Nenets autonomous district, Nenets autonomous district and Russian sector of the Caspian Sea.

"The agreement which has been signed today demonstrates a significant expansion of cooperation between two major Russian energy companies. I am confident that this document lays a foundation for a civilized gas market in the country," said Alexei Miller, Chairman of the Board of OAO Gazprom.

"Today's event is another step on our way to implementing joint projects. LUKOIL's cooperation with Gazprom will be strengthened further in the future as the Company becomes one of the largest gas producers", said Vagit Alekperov, President of OAO LUKOIL.

17 June 2003

Joint-Stock Company "Gazprom"
PRESS-RELEASE

Information Notice
on Holding Annual General Shareholders' Meeting
of OAO Gazprom

The Board of Directors of Open Joint Stock Company Gazprom (the company is located at: 16, Nametkina st., Moscow, Russian Federation) informs of the holding of the OAO Gazprom General Shareholders' Meeting on June 27, 2003. The meeting will be held at the location of the Company in the conference hall of the CD Building.

The meeting will begin at 10 a.m. The meeting will be held in the form of a joint presence of shareholders to discuss the items of the agenda and adopt decisions on matters put to vote.

The list of shareholders entitled to participate in the General Shareholders' Meeting has been drawn up on the basis of the OAO Gazprom shareholders' register as of the beginning of the operation day of May 12,2003.

Participants will be registered by the Counting Commission on June 25, from 10 a.m. to 5 p.m. and on June 27, from 9 a.m. at:

Conference Hall of the CD Building, 16, Nametkina st., Moscow, Russian Federation.

Phone number of the Counting Commission is (095) 719-40-15.

In order to be registered, a meeting participant shall produce:

- a shareholder (physical person) - an identifying document;

- a representative of a shareholder (physical person) - a power of attorney issued by the shareholder and a document identifying the bearer;

- a representative of a shareholder (legal entity) - a power of attorney issued by the legal entity and a document identifying the bearer;

- head of a legal entity - company shareholder - a document authorizing him/her to participate in the meeting and an identifying document;

- successors to persons included in the list of persons entitled to participate in the meeting shall also produce documents certifying their powers and identity.

As of May 12, 2003, the OAO Gazprom shareholders' register includes around 500 thousand share owners, residing in the Russian Federation and abroad, which makes it hard to invite all shareholders to participate in the Meeting.

Considering the above, shareholders are proposed to exercise their right to participate in the annual general shareholders' meeting through their representatives authorized by written powers of attorney or by delivering to the Company filled in ballot papers. The filled in ballot papers shall be sent by mail or delivered personally to the following address: OAO Gazprom, 16, Nametkina St., 117997 Moscow, V-420, GSP-7. Only ballot papers received by the Company prior to 6.00 p.m. on June 24, 2003 will be counted for determining the quorum present at the meeting and for drawing up the results of the vote.

Agenda of the meeting:

1. On approval of the Annual Report, annual accounting statements, including profit and loss report (profit and loss accounts) of the Company, as well as distribution of profit, including payment (declaration) of dividends, and losses of the company based on the results of the year 2002.

2. On the amount of, time for and form of payment of dividends on all types of the company shares.

3. On the remuneration to the members of the Board of Directors and internal Audit Commission.

4. On approval of the company's external auditor.

5. On introduction of amendments to the Regulation on the OAO Gazprom General Shareholders' Meeting .

6. On introduction of amendments and additions to the company's Charter.

7. On election of the company's internal Audit Commission.

8. On election of the company's Board of Directors.

Information (materials) submitted in preparation to the meeting may be reviewed starting from June 6 at the premises of OAO Gazprom at the following address: 16, Nametkina St., Moscow, Russian Federation; at the regional depositaries of AB Gazprombank (ZAO) and at the specialized registrar (the holder of the register) at the following address:

71/32, ul. Novocheryomushkinskaya, 117884, Moscow; shareholders -employees of OAO Gazprom may also review the materials at the place of their employment.

RECOMMENDATIONS
of the Board of Directors on the Payment of Annual Dividends
Based on the Results of the OAO Gazprom Activities
in 2002

The OAO Gazprom Board of Directors recommends to the Annual General Shareholders' Meeting to adopt a decision on the payment of annual dividends based on the results of the Company's activities in 2002 in the amount of 0.40 rubles per ordinary share with the face value of 5 rubles and to fix December 31, 2003 as the last day for the payment of dividends.

The dividends have been calculated in accordance with the OAO Gazprom dividend policy adopted by decision of the Board of Directors No. 15 of April 11, 2001.

22 October 2003

Joint-Stock Company "Gazprom"
PRESS-RELEASE

LUKOIL AND GAZPROM SIGNED GAS SUPPLY AGREEMENT

Today Vagit Alekperov, President of OAO LUKOIL ('LUKOIL' or 'the Company'), and Alexei Miller, Chairman of the Board of OAO Gazprom ('Gazprom'), signed a gas supply agreement ('Agreement').

In accordance with this Agreement, LUKOIL will sell to Gazprom up to 0.75 bcm of natural gas in 2005 and in 2006 - up to 8 bcm of natural gas produced at Nakhodkinskoye field of Bolshekhetskaya Depression (Yamalo-Nenets Autonomous District).

Gazprom committed to pay for gas and its transport via the Unified gas supply system of Russia.

The Agreement also determines the pricing formula according to which Gazprom will purchase gas extracted at Nakhodkinskoye field at the custody metering unit of the Yamburg compressor station.

Gas price is set at the level of not lower than USD22.5 per thou. cubic m (VAT excluded).

In 2002 LUKOIL produced 1.19 bcm of natural gas. In accordance with the Company's plans, natural gas production is likely to reach 38.5 bcm by 2013.

26 May 2004

Joint-Stock Company "Gazprom"
PRESS-RELEASE

Information Statement
on the Holding
of an Annual General Shareholders' Meeting
of OAO Gazprom

The Board of Directors of Open Joint Stock Company Gazprom (the company is located at: 16 Nametkina st., Moscow, Russian Federation) informs of the holding of OAO Gazprom's annual General Shareholders' Meeting on June 25, 2004. The meeting will be held at the location of the Company in the conference hall of the CD Building.

The meeting win begin at 10 a.m. The meeting will be held in the form of a joint presence of shareholders to discuss the items of the agenda and adopt decisions on matters put to vote.

The list of shareholders entitled to participate in the annual General Shareholder' Meeting has been drawn up on the basis of the OAO Gazprom shareholders' register as of the end of the operation day of May 7, 2004.

Participants in the meeting will be registered by the Counting Commission on June 23 from 10 a.m. to 5 p.m. and on June 25 from 9 a.m. at: Conference Hall of the CD Building, 16 Nametkina st., Moscow, Russian Federation.

Phone number of the Counting commission is (095) 719-40-15.

In order to be registered, a meeting participant shall produce:

- a shareholder (physical person) - an identifying document;

- a representative of a shareholder (physical person) - a power of attorney issued by the shareholder and a document identifying the representative;

- a representative of a shareholder (legal entity) - a power of attorney issued by the legal entity and a document identifying the representative;

- head of a legal entity that is a shareholder in the company - a document confirming his/her authority to participate in the meeting and an identifying document;

- successors to persons included in the list of persons entitled to participate in the meeting shall also produce documents confirming their powers as successors,

As of May 7, 2004, the OAO Gazprom shareholders' register includes around 500 thousand share owners; residing in the Russian Federation and abroad, which makes it difficult for all of the shareholders to participate in the meeting.

Considering the above, it is recommended that shareholders exercise their right to participate in the annual General Shareholders' Meeting through their representatives authorized by written powers of attorney or by delivering filled-in voting ballots to the Company. Ballots may be sent by mail or delivered personally to the following address: OAO Gazprom, 16 Nametkina st., Moscow. V-420, GSP-7, 117997. Only ballots received by the Company prior to 6.00 p.m. on June 22, 2004 will be taken into account in determining whether the quorum is present at the meeting and in drawing up the results of the vote.

Agenda of the Meeting:

1. Approval of the annual report, the annual accounting statements, including the profit and loss report (profit and loss accounts) of the Company, as well as distribution of profit, including payment (declaration) of dividends, and losses of the Company based on the results of the fiscal year.
2. The amount of, time for and form of payment of annual dividends on the Company's shares.
3. Remuneration of members of the Board of Directors and Audit Commission of the Company
4. Approval of the Company's external auditor.
5. Introduction of amendments and additions No. 1 to the Charter of the Company.
6. Introduction of amendments and additions No. 2 to the Charter of the Company.
7. Introduction of amendments and additions No. 3 to the Charter of the Company.
8. Election of members of the Board of Directors of the Company.
9. Election of members of the Audit Commission of the Company.
10. Approval of interested-party transactions that may be entered into by OAO Gazprom in the future in the ordinary course of business.

The information (materials) to be made available in preparation for the meeting may be reviewed starting from June 5 at the premises of OAO Gazprom at the following address: 16 Nametkina st., Moscow, Russian Federation; at the regional depositaries of AB Gazprombank (ZAO) and at the specialized registrar (the holder of the register) at the following address: 71/32 Novocheryomushkinskaya st., Moscow, 117420; the shareholders who are OAO Gazprom employees may also review the materials at the place of their employment.

Board of Directors of OAO Gazprom

Joint-Stock Company "Gazprom"
PRESS-RELEASE

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA OR JAPAN OR TO U.S.

February 21, 2003

GAZPROM PLACED 144A TEN-YEAR BOND ISSUE IN THE AMOUNT OF US$1.75 BILLION

Today, "Gazprom" successfully priced a new 1,750 bln 144A 10-year transaction. The bonds carrying a coupon 9,625% paid semi-annually were issued at par, to yield 9,625. "Dresdner Kleinwort Wesserstein" and "Morgan Stanley" acted as joint bookrunners, and joint lead managers for the offering. The deal is the largest non-sovereign transaction in emerging markets ever done.

For this deal Gazprom received awards from International Financial Review for the best 2003 bond issue in Emerging Market Bond and EEMEA Bond nominations.

Joint-Stock Company "Gazprom"
PRESS-RELEASE

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA OR JAPAN OR TO U.S.

September 16, 2003
OAO Gazprom launched a debut bond tranche in euro

On September 16, 2003 OAO Gazprom launched and priced a **1 billion bond due 2010** as the first tranche under a US$5 billion programme for the issuance of Loan Participation Notes.

The transaction was priced at par with a coupon of 7.8%. Deutsche Bank and UBS Investment Bank acted as joint arrangers of the Programme and lead managers of the issue.

Deal highlights

- The issue was targeted at Euro investors and achieved a very broad geographical distribution. This is the largest ever Euro denominated corporate bond by an emerging markets issuer.
- Largest Euro denominated Eurobond from Russian and largest corporate Euro denominated transaction
- First Euro deal by Gazprom
- The longest maturity in euro for Russian issuer
- First Russian corporate EMTN Programme.

Joint-Stock Company "Gazprom"
PRESS-RELEASE

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA OR JAPAN OR TO U.S.

May 26,2004 GAZPROM'S BOARD OF DIRECTORS REVIEWED RUBLE BOND PLACEMENT ISSUE

Gazprom's Board of Directors resolved yesterday to place three A ruble bond issues, worth RUR 5 billion each and with a maturity of 3, 4 and 5 years, respectively.

The bonds are planned to be floated in 2004/2005, subject to the market situation and the corporate cash needs.

Gazprom intends to arrange for simultaneous registration of the 3 above-mentioned bond issues and, thus, will obtain an opportunity to swiftly respond to potential changes on the market and to decide on the floatation date of the issue with the best parameters under given market conditions.

The funds attracted will be used for financing of general corporate needs.

Reference:

Gazprom placed its 1st A1 RUR 3 billion bond issue in July 1999 and repaid it in April 2003. The 2nd A2 RUR 5 billion bond loan was placed in November 2002.

On 3 February 2004, Gazprom successfully placed the A3 RUR 10 billion bonds with a 3-year maturity. The bonds were floated at 100.69% of the face value, which is 8% of effective annual yield. The transaction became the largest loan ever taken in the history of the Russian capital market.

12 July 2004

Joint-Stock Company "Gazprom"
PRESS-RELEASE

GAZPROM REPORTS ITS CONSOLIDATED FINANCIAL RESULTS UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS FOR THE YEAR ENDED 31 DECEMBER 2003

On 12 July 2004 OAO Gazprom issued its audited consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) for the year ended 31 December 2003.

The table below presents the condensed statement of operations for 2003 compared to 2002. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003, we no longer apply the provisions of IAS 29 "Financial Reporting in Hyperinflationary Economies". Accordingly, no adjustment for the effects of changes in general purchasing power have been made for periods starting from 1 January 2003 and all RR amounts related to financial information for periods prior to 2003 are expressed in constant RR as of 31 December 2002 purchasing power, unless otherwise stated. All amounts are expressed in millions of Russian Roubles unless otherwise stated.

14 September 2004

Joint-Stock Company "Gazprom"
PRESS-RELEASE

Summary of the working group meeting On consolidation of the assets of OJSC Gazprom and OJSC Rosneft

Today Chairman of Gazprom's Management Committee A.B. Miller held a briefing with Gazprom's managers of main Divisions of the Company. During the briefing Mr Miller notified the managers that the Government of Russian Federation had proposed a scenario to increase its stake in OJSC Gazprom by means of share transfer Such increase will be realised by the transfer of the shares of the OJSC Rosneft, which will become a 100% owned subsidiary of Gazprom.

The working group tasked with the second stage Gazprom reform was assigned with responsibility to prepare the Action Plan on Integration of Assets of OJSC Gazprom and OJSC Rosneft.

At present time, the Government of Russian Federation and Gazprom commenced joint discussions on a scenario of such exchange on the basis of the market principles.

Department of Investor Relations of OJSC Gazprom

20 September 2004

Joint-Stock Company "Gazprom"
PRESS-RELEASE

GAZPROM REPORTS ITS CONSOLIDATED INTERIM CONDENSED FINANCIAL RESULTS UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) FOR THE THREE MONTHS ENDED 31 MARCH 2004

On 20 September 2004 OAO Gazprom issued its unaudited consolidated interim condensed financial information prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34) for the three months ended 31 March 2004.

The table below presents the unaudited IFRS consolidated interim condensed statement of operations for the three months ended 31 March 2004 and 2003. All amounts are presented in million Russian Roubles, unless otherwise stated.

	Three months ended 31 March	
	2004	2003
Sales (net of excise tax, VAT and custom duties)	255,845	232,250
Operating expenses	(175,604)	(157,472)
Operating profit	80,241	74,778
Net finance income (costs)	6,329	(2,798)
Share of net income of associated undertakings	2,033	962
Gains on available-for-sale investments	942	3,117
Profit before profit tax and minority interest	89,545	76,059
Current profit tax expense	(15,471)	(14,096)
Deferred profit tax expense	(7,450)	(5,799)
Profit tax expense	(22,921)	(19,895)
Profit before minority interest	66,624	56,164
Minority interest	(582)	(192)
Net profit	66,042	55,972

	Three months ended 31 March	
RR' millions (unless otherwise stated)	2004	2003
Sale of gas		
Europe		
Net sale (net of excise, VAT and customs duties)	110,372	116,194
Volumes in bcm	43.0	39.4
Average price, RR/mcm (including excise and customs duties)	3,559.0	3,956.2
FSU		
Net sale (net of excise, VAT and customs duties)	12,374	14,626
Volumes in bcm	12.6	13.6
Average price, RR/mcm (including excise and customs duties)	1,441.2	1,371.4

Russia		
Net sale (net of excise and VAT)	85,505	64,210
Volumes in bcm	105.4	108.1
Average price, RR/mcm (including excise and net of VAT)	824.2	656.5
Total sales of gas		
Net sale (net of excise, VAT and customs duties)	208,251	195,030
Volumes in bcm	161.0	161.1
Sales of gas condensate and other oil and gas products (net of excise tax, VAT and customs duties)	27,323	19,119
Gas transportation sales (net of excise tax and VAT)	9,528	6,888
Other sales	10,743	11,213
Total sales (net of excise, VAT and customs duties)	255,845	232,250

More detailed information on the IRFS consolidated interim condensed financial information for the three months ended 31 March 2004 can be found on Gazprom's web site (www.gazprom.com)

1 October 2004

Joint-Stock Company "Gazprom"
PRESS-RELEASE

Information Statement
on the Holding
of an Extraordinary General Shareholders' Meeting
of OAO Gazprom

The Board of Directors of Open Joint Stock Company Gazprom (the company is located at: 16 Nametkina st., Moscow, Russian Federation) informs of the holding of OAO Gazprom's Extraordinary General Shareholders' Meeting in the form of absent voting (the completed voting ballots to be submitted through November 16, 2004).

The list of shareholders entitled to participate in the Extraordinary General Shareholders' Meeting has been drawn up on the basis of the data from OAO Gazprom shareholders' register as of the end of the operation day of September 30, 2004.

Phone number of the Counting Commission is (095) 719-40-15.

You can exercise your right to vote by sending to OAO Gazprom completed voting ballots signed personally or by your authorized representative. The ballot signed by authorized representative shall be sent together with documents confirming the right of the representative to act on behalf of the shareholder or the duly certified copies of such documents. Ballots may be sent by mail or delivered personally to the following address: OAO Gazprom, 16 Nametkina St., Moscow, V-420,GSP-7, 117997.

Successors of the persons included in the list of persons entitled to participate in the meeting shall also submit documents confirming their powers as successors.

Agenda of the Meeting includes one topic: "Introduction of the amendments to the Charter of OAO Gazprom". The proposed amendments intend to exclude from the Charter the obligation of the shareholder who acquires more than 30% of issued shares of OAO Gazprom to repurchase the shares of other shareholders (the obligation applies upon every subsequent acquisition of 5% of OAO Gazprom shares by such shareholder).

The information (materials) to be made available in the course of the preparation for the meeting may be reviewed starting from October 21 at the premises of OAO Gazprom at the following address: 16 Nametkina st, Moscow, Russian Federation and at the specialized registrar (the holder of the register) at the following address: 71/32 Novocheryomushkinskaya st., Moscow, 117420; the shareholders who are OAO Gazprom employees may also review the materials at the place of their employment.

Board of Directors of OAO Gazprom

October 12, 2004
Moscow

Joint-Stock Company "Gazprom"
PRESS-RELEASE

GAZPROM ruble bond issue of A5 series for 5 bn. rub.

On October 12, 2004 Gazprom issued ruble bonds of A5 series. The bonds are issued for the amount of 5 bn. Rubles with 3 years maturity, nominal value - 1000 rub. each.

At the Moscow International Currency Exchange an auction was held with the aim to determine the coupon rate which was set at 7,58% to be paid every 182 days. There were 120 orders filed by the investors for the amount exceeding 9 bn. rub. of which 73 orders were satisfied.

The bond issue was arranged by Renaissance Capital Investment Group and OAO "Rosbank". IC Horizon and UFG were the co-arrangers and OAO "Federal Fund Corporation" acted as the financial consultant of the bond issue.

Raised financial resources will be used to finance capital expenditures for the reconstruction of existing production capacities and to realize new prospective projects. The proceeds from the bond issue will be also allocated to refinance the portion of the current debt and for optimization of the company's debt profile.

30 November 2004

Joint-Stock Company "Gazprom"
PRESS-RELEASE

Management Committee of OAO Gazprom today examined proposals from OOO Gazpromneft as well as from Deutsche Bank (the Gazprom's adviser on strategic development of the oil business segment) regarding participation of OOO Gazpromneft in the auction to buy 76.79% of shares in AO Yuganskneftegaz. The Committee agreed upon OOO Gazpromneft to file the final binding offer for the amount defined according to the economic effectiveness of such purchase.

The Management Committee also found advisable for Gazprom to raise funding for the purposes of lending the funds to OOO Gazpromneft, which will take part in the auction to buy the shares in AO Yuganskneftegaz, This should be followed by adjustments made to Gazprom's budget for the years 2004-2005.

The Management Committee decided to submit for consideration of the Company's Board of Directors the issue to approve transactions concerned with participation of OOO Gazpromneft in the auction to buy 76.79% of shares in AO Yuganskneftegaz.

16 February 2005

Joint-Stock Company "Gazprom"
PRESS-RELEASE

GAZPROM PLACED THE A4 SERIES BOND ISSUE WORTH RUR 5 BILLION

On 16 February 2005 Gazprom placed a 5 billion rouble five-year bond series A4 with face value of 1000 rouble.

The coupon yield payable every 182nd day was set at 8.22% as a result of competitive evaluation at the Moscow Inter-Bank Currency Exchange. Investors placed 98 bids for the total sum exceeding RUR 10 billion. During the auction, 77 bids were accepted.

Renaissance Capital Investment Group and Rosbank acted as managers of the issue. Co-managers were Horizon Investment Company and United Financial Group, with the Federal Stock Corporation involved as a financial consultant.

The raised financing will be used for financing capital expenditures to maintain current operational level, the new projects to be introduced, the short-term debt servicing and the optimization of debt structure.



Открытое акционерное общество
"ГАЗПРОМ"

Финансово-экономический департамент

ул. Наметкина, 16, Москва, В-420, ГСП-7, 117997
телефон 719-48-20, факс 718-63-93
телекс 411467 GAZ RU

04. 03. 2005г. № 01/1600/2-391

на ____________ от ______ ______г.

**Региональному Директору
Московского представительства
The Bank of New York**

И. Вахранёвой

Уважаемая госпожа Вахранёва!

В ответ на Ваше письмо от 28 января 2005 г. направляем Вам следующую информацию для передачи в Американскую Комиссию по Ценным Бумагам (SEC) с целью поддержания освобождения 12g3-2(b), полученного ОАО «Газпром»:

1. Годовой отчет ОАО «Газпром» за 2001 год (брошюра на 46 стр.)
2. Финансовый отчет ОАО «Газпром» за 2001 год (брошюра на 54 стр.)
3. Годовой отчет ОАО «Газпром» за 2002 год (брошюра на 77 стр.)
4. Финансовый отчет ОАО «Газпром» за 2002 год (брошюра на 64 стр.)
5. Годовой отчет ОАО «Газпром» за 2003 год (брошюра на 86 стр.)
6. Финансовый отчет ОАО «Газпром» за 2003 год (брошюра на 82 стр.)
7. Меморандум о предложении еврооблигаций ОАО «Газпром» от 19.04.2002 (брошюра на 171 стр.)
8. Меморандум о предложении еврооблигаций ОАО «Газпром» от 25.09.2002 (брошюра на 201 стр.)
9. Меморандум о предложении еврооблигаций ОАО «Газпром» от 14.02.2003 (брошюра на 267 стр.)
10. Меморандум о предложении еврооблигаций ОАО «Газпром» от 22.09.2003 (брошюра на 243 стр.)
11. Меморандум о предложении еврооблигаций ОАО «Газпром» от 26.04.2004 (брошюра на 312 стр.)
12. Копии пресс-релизов, отправленных на Лондонскую фондовую биржу, за период с 14.02.2003 по 16.02.2005, на 22 л.

**Заместитель начальника
Департамента** **С.В. Яценко**



Open Joint Stock Company Gazprom

U.S.$500,000,000

9.125 per cent.

Loan Participation Notes due 2007

issued by, but without recourse to, Salomon Brothers AG
for the purpose of financing a loan to

Open Joint Stock Company Gazprom

Issue Price: 100%

Salomon Brothers AG (the "Bank") is issuing an aggregate principal amount of U.S.$500,000,000 9.125 per cent. Fixed-Rate Loan Participation Notes due 2007 (the "Notes") for the sole purpose of financing a 5-year loan (the "Loan") to Open Joint Stock Company Gazprom (the "Borrower" or "Gazprom") pursuant to a loan agreement dated 19 April 2002 (the "Loan Agreement") between the Bank and the Borrower. The Bank will charge by way of first fixed charge as security for its payment obligations in respect of the Notes its rights and interests as lender under the Loan Agreement to The Bank of New York as trustee (the "Trustee"), for the benefit of the holders of the Notes (the "Noteholders") and will transfer its administrative rights under the Loan Agreement to the Trustee.

In each case where amounts of principal, interest and additional amounts (if any) are stated to be payable in respect of the Notes, the obligation of the Bank to make any such payment shall constitute an obligation only to account to the Noteholders, on each date upon which such amounts of principal, interest and additional amounts (if any) are due in respect of the Notes, for an amount equivalent to all principal, interest and additional amounts (if any) actually received by or for the account of the Bank pursuant to the Loan Agreement. The Bank will have no other financial obligation under the Notes. **Noteholders will be deemed to have accepted and agreed that they will be relying solely and exclusively on the credit and financial standing of the Borrower in respect of the financial servicing of the Notes.**

Interest on the Notes will be payable semi-annually in arrear on 25 April and 25 October in each year commencing on 25 October 2002 as described under "Terms and Conditions of the Notes — Interest". The Notes will bear interest of 9.125 per cent. per annum.

Except as set forth herein (see "Taxation"), payments in respect of the Notes will be made without any deduction or withholding for or on account of taxes of the Russian Federation or the Federal Republic of Germany. The Loan may be prepaid at its principal amount, together with accrued interest, at the option of the Borrower upon the Borrower or the Bank being required to deduct or withhold any such Russian or German taxes from payments to be made by them in respect of the Notes or pursuant to the Loan Agreement, or following enforcement of the security created in the Trust Deed and upon the Borrower or the Trustee being required to deduct or withhold any taxes of the Russian Federation or the jurisdiction in which the Trustee is then resident. The Loan may also be prepaid if it becomes unlawful for the Loan or the Notes to remain outstanding, as set out in the Loan Agreement, and thereupon (subject to the receipt of the relevant funds from the Borrower) the principal amount of all outstanding Notes will be prepaid by the Bank, together with accrued interest.

AN INVESTMENT IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE "INVESTMENT CONSIDERATIONS".

Application has been made to list the Notes on the Luxembourg Stock Exchange.

THE NOTES HAVE NOT BEEN NOR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND ACCORDINGLY MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT IN CERTAIN TRANSACTIONS EXEMPT FROM OR NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

The Notes will be represented by a global Note (the "Global Note"), without interest coupons, which will be deposited with a common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), on or about the Closing Date, 25 April 2002. Ownership interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream Luxembourg and their respective participants. Notes in definitive form will be issued only in limited circumstances.

Joint Lead Managers

Credit Suisse First Boston **Schroder Salomon Smith Barney**

Managers

ALPHA BANK A.E.
COMMERZBANK SECURITIES
GAZINVEST FINANCE B.V.
(member of the Gazprombank Group)
VNESHECONOMBANK

HVB CORPORATES & MARKETS
ING BARINGS
MDM BANK
WESTDEUTSCHE LANDESBANK GIROZENTRALE

The date of this Offering Circular is 19 April 2002


К А З А Х С Т А Н

The Despatch Management Control Centre

Gazprom, having made all reasonable enquiries, confirms that (i) this Offering Circular contains all information with respect to Gazprom, Gazprom and its subsidiaries taken as a whole (the "Group"), the Loan Agreement and the Notes that is material in the context of the issue and offering of the Notes; (ii) the statements contained in the Offering Circular relating to Gazprom and the Group are in every material particular true and accurate and not misleading; (iii) the opinions, expectations and intentions expressed in this Offering Circular with regard to Gazprom and the Group are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions; (iv) there are no other facts in relation to Gazprom, the Group, the Loan Agreement or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Offering Circular misleading in any material respect; and (v) all reasonable enquires have been made by Gazprom to ascertain such facts and to verify the accuracy of all such information and statements. Gazprom accepts responsibility accordingly. No representation or warranty, express or implied, is made by Salomon Brothers International Limited ("SBIL"), Credit Suisse First Boston (Europe) Limited, the Bank or any of their affiliates or any person acting on their behalf or any of the other Managers (as defined in "Subscription and Sale" below) as to the accuracy or completeness of the information contained in this document, and none of such persons has attempted to verify such information. SBIL, however, accepts responsibility for all information with respect to the Bank.

Information contained under the headings "Overview of the Russian Federation" and "Overview of the Russian Gas Industry and its Regulation" includes extracts from information and data publicly released by official and other sources and Gazprom accepts responsibility for accurately reproducing such information and data but accepts no further responsibility in respect of such information and data.

This Offering Circular contains certain forward-looking statements. Such statements reflect significant assumptions and subjective judgments by Gazprom's management and those assumptions and judgments may or may not prove to be correct. There can be no assurance that the future events anticipated by Gazprom's management will occur.

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Bank, Gazprom or the Managers to subscribe or purchase, any Notes. The distribution of this Offering Circular and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by Gazprom, the Bank and the Managers to inform themselves about and to observe any such restrictions. None of the Bank, Gazprom or the Managers has authorised any offer of Notes to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"). Notes may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the Regulations or otherwise in compliance with all applicable provisions of the Regulations. For a description of certain further restrictions on offers and sales of Notes and distribution of this Offering Circular, see "Subscription and Sale" below.

No person is authorised to provide any information or to make any representation not contained in this Offering Circular and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of the Gazprom, the Bank, the Trustee, or the Managers. The delivery of this document at any time does not imply that the information contained in it is correct as at any time subsequent to its date.

In this Offering Circular, references to "Roubles" and "RUR" are to the lawful currency for the time being of Russia, references to "U.S. dollars", "dollars", U.S.$" and "$" are to the lawful currency for the time being of the United States of America, references to "DM" are to the former currency of the Federal Republic of Germany and references to "euro" refer to the currency introduced at the start of the third stage of European economic and monetary union. This Offering Circular contains conversions of certain amounts into dollars at specified rates solely for the convenience of the reader. No representation is made that the Rouble or dollar amounts referred to herein could have been or could be converted into Roubles or dollars, as the case may be, at these rates, at any particular rate or at all. Any discrepancies in the tables herein between the amounts listed and the total thereof are due to rounding.

Save where indicated to the contrary, all statements with respect to A, B and C_1, natural gas, gas condensate and oil reserves are in accordance with figures prepared on the basis of Russian classifications and methodologies, which differ in certain respects from international and U.S. classifications and methodologies—see Appendix B Part 1—"Overview of the Russian Gas Industry and its Regulation".

Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

IN CONNECTION WITH THIS ISSUE, SALOMON BROTHERS INTERNATIONAL LIMITED MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD AFTER THE ISSUE DATE. HOWEVER, THERE MAY BE NO OBLIGATION ON SALOMON BROTHERS INTERNATIONAL LIMITED TO DO THIS. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME, AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

EXCHANGE RATES AND EXCHANGE CONTROLS

The value of the Rouble depreciated significantly against the dollar from 1991 through the first half of 1995, but stabilised, in part due to new policies adopted by the Central Bank of Russia, until August 1998 when the Rouble depreciated significantly against the dollar following the Russian Government's decision to temporarily stop supporting the Rouble. See "Investment Considerations—Investment Considerations Related to Russia—Exchange Rates, Exchange Controls and Repatriation Restrictions". The Rouble/dollar exchange rate, published by the Central Bank of Russia and expressed as a number of Roubles per U.S.$1.00, was RUR 20.65, RUR 27.00, RUR 28.16 and RUR 30.14 at year-end 1998, 1999, 2000 and 2001, respectively. The rate on 19 April 2002 was RUR 31.16 per U.S.$1.00.

ENFORCEABILITY OF CIVIL LIABILITIES IN RUSSIA

Gazprom is an open joint-stock company organised under the laws of the Russian Federation. The majority of the directors and executive officers of Gazprom reside in Russia. As a result, it may not be possible for investors to effect service of process outside Russia upon Gazprom or such persons. Moreover, substantially all the assets of Gazprom and of such persons are located in Russia, except for certain trading subsidiaries with assets located abroad, and it may not be possible for investors to enforce in Russia judgments rendered against them. Judgments rendered by a court in any jurisdiction outside Russia will be recognised by courts in Russia only if an international treaty providing for the recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered. No such treaty exists between the Russian Federation and the United Kingdom.

TABLE OF CONTENTS

INVESTMENT CONSIDERATIONS

An investment in the Notes involves a high degree of risk. Prospective investors should therefore consider carefully the following factors in evaluating the Notes prior to making any investment decision. Each of the factors highlighted below could have a material adverse effect on Gazprom's business, operations and financial condition which, in turn, could have a material adverse effect on Gazprom's ability to service its payment obligations under the Loan.

Investment Considerations Relating to Gazprom

Corporate Governance, Disclosure and Accounting Standards

The corporate affairs of Gazprom are governed by its Charter, internal regulations adopted pursuant to its Charter and by laws governing companies incorporated in Russia. The rights of shareholders and the responsibilities of members of the Board of Directors and the Management Committee under Russian law are different from, and may be subject to certain requirements not generally applicable to, corporations organised in the United States, the United Kingdom or other jurisdictions.

A principal objective of the securities laws of the United States, the United Kingdom, Russia and other countries is to promote full and fair disclosure of all material corporate information to the public. Gazprom is subject to Russian law which requires, *inter alia,* Gazprom to publish annual financial statements in accordance with Russian Accounting Regulations, together with an independent auditor's report. Nonetheless, there is less publicly available information about Gazprom than there is available for comparable listed companies in, for example, the United States or the United Kingdom.

Recently, however, there have been certain improvements in corporate governance and information disclosure standards in Russia, as the Russian regulatory authorities have paid increasingly more attention to such issues. In particular, the Russian Ministry of Finance has issued an edict requiring all Russian companies to prepare their financial statements in accordance with new standards, based on IAS, with effect from 2002. In addition, since 1997 the Russian Ministry of Finance has required all joint stock companies whose shares are publicly traded to produce annual financial statements prepared in accordance with IAS in addition to financial statements prepared in accordance with Russian accounting standards. Gazprom has published financial statements in accordance with IAS since 1996.

In accordance with Russian legislation, Gazprom is obliged to file quarterly reports on its activities to the Federal Commission on the Securities Markets within 30 days after the end of the relevant quarter. Such reports include certain information on the company, its management, subsidiaries, affiliates, selected financial and business information (such as events of litigation, quarterly accounts prepared in accordance with the Russian accounting standards etc.). Gazprom has regularly published such reports since the fourth quarter of 1998 and generally complies with the reporting requirements, although in the past Gazprom did not always meet the deadlines for filing such reports for technical reasons and was fined a nominal amount.

In addition, Russian law requires certain disclosure by open joint stock companies, such as the disclosure of annual reports, annual accounts (audited and approved by shareholders), any material facts affecting the financial condition and the business of the relevant company, certain board of directors' resolutions and lists of affiliated companies.

The Russian Federal Securities Market Commission is currently working on the corporate governance code to be adopted by all Russian public companies.

In light of the current focus on corporate governance issues, Gazprom has reviewed its own position on such issues and has established a special committee headed by a First Deputy Chairman of the Management Committee to develop a corporate governance charter for Gazprom. The Board of Directors is also considering new suggested procedures to ensure the proper co-ordination of transactions and to increase the level of control by the Board of Directors over the work of the Management Committee.

In May 2001, the Board of Directors adopted a code of practice entitled "Procedure for approving transactions involving stocks, shares or participation shares owned by Gazprom, its subsidiaries or

affiliated companies" (the "Procedure"). The principal aim of the Procedure is to increase the level of control exercised by the Board of Directors over the acquisition, disposal, charging or transfer by Gazprom or any member of the Group of any stocks, shares or participation shares. The Procedure provides that decisions in respect of such transactions shall be undertaken only after an appropriate commercial appraisal and with the approval of the Board of Directors.

On 23 January 2001, the Board of Directors appointed PricewaterhouseCoopers to examine certain aspects of Gazprom's financial and operating activities and, in particular, its operating relationship with Itera, a U.S. registered company that operates as an independent supplier of gas in Russia and the FSU. PricewaterhouseCoopers presented their report (the "Report") to a meeting of the Board of Directors on 31 July 2001.

The Board of Directors has taken the decision that the Report will remain confidential and that it will not publish or disclose the contents of the Report. The Board of Directors have considered the Report and have found that certain of its recommendations have already been addressed by the adoption of the Procedure. The Board of Directors has directed the Management Committee to draw up plans for the implementation of those recommendations made in the Report that are not addressed by the Procedure.

Regulatory Risks

Gazprom is, and is likely to remain for the foreseeable future, a regulated monopoly. In Russia, natural gas prices are subject to extensive control by governmental authorities and are generally lower than the prices charged to Western European off-takers. Domestic gas sale prices for households are currently less than natural gas prices applicable to industrial end users. In the future, natural gas prices for all customers are likely to be gradually increased. Gazprom believes that the State regulation of natural gas prices for domestic end-users will be abandoned in the future in favour of free market prices. State regulation is to be maintained for natural gas transportation tariffs only.

No assurance, can be given, that the regulation of natural gas prices will be relaxed, that the Government will not reimpose price controls or that consumers will pay or will be able to pay increased natural gas prices. If the Government decides to keep natural gas prices at artificially low levels, thereby effectively forcing Gazprom to continue to subsidise the rest of the Russian economy, there is a risk that Gazprom will not generate sufficient cash flows to proceed with investments in certain natural gas fields (for instance the Yamal peninsula reserves) or to continue to develop export pipelines.

Taxation

Gazprom is subject to a broad range of taxes imposed at federal, regional and local levels and is one of the largest sources of tax revenue to the federal authorities, as well as to the regional and local authorities in those regions and localities in which it operates. The combination of political pressure on the federal, regional and local authorities to address social and economic issues (and in particular the non-payment of salaries and pensions) and the difficulties associated with collecting taxes from companies and enterprises in financial difficulties, all increase the risk that the Government, as well as regional and local governments, will seek to mitigate these problems by increasing Gazprom's already substantial tax burden.

Relationship with the Government

The Government has exercised, and can be expected to continue to exercise, a significant influence over Gazprom's operations.

The Russian Federation currently owns 38.37% of Gazprom's Shares in issue. The Government, through its control of 38.37% of the Gazprom Shares and its representatives on the Board of Directors, has the ability to influence the policies and operations of Gazprom. The Government has previously required Russian companies, including Gazprom, to take actions — such as the undertaking of projects and the supply of goods and services to customers — that may not be in the best interests of such companies or their shareholders. For example, the Government sets the prices for domestic gas delivered by Gazprom at a low level and requires Gazprom to supply natural gas to certain customers notwithstanding their inability to pay for natural gas supplied, thus effectively subsidising the Russian economy.

Gazprom's exploration and production licences are granted and are subject to renewal or extension by federal and local authorities. These licences are also subject to revocation in the event that Gazprom fails to comply with the terms and conditions of such licences.

In order to achieve consistency in the regulation of natural gas supplies throughout Russia, the federal authorities have assumed responsibility for the development and implementation of state policy with respect to the supply of natural gas and the industrial and environmental safety of such supplies in Russia. However, regional and local authorities have a significant degree of autonomy in exercising their rights over the use of land and natural resources (including natural gas). Accordingly, the relationship between the relevant federal, regional and local authorities as well as between Gazprom and such authorities can have a significant impact on the conditions under which companies like Gazprom can operate in any particular region.

Reorganisation

The risk of a reorganisation of Gazprom into several smaller and less powerful production and transportation companies has been and continues to be the subject of much domestic and international press speculation. There have at times been calls from certain Russian politicians and Government officials for Gazprom's natural gas operations to be divided into a number of companies, or for particular functions to be re-allocated to other entities. Although the adoption of Federal Law "On Gas Supply in the Russian Federation" No. 69-FZ dated 31 March 1999 (the "Gas Supply Law") mitigates the risk of reorganisation and both the Government and Gazprom have made clarifying statements about any potential future restructuring of Gazprom, Gazprom is not fully protected against the risks of a Government-led reorganisation.

Gas Sales

Gazprom sells a substantial portion of its natural gas in Europe, which is Gazprom's primary source of foreign currency revenues and stable cash flows. For more than 30 years, Gazprom and its predecessors have sold natural gas to Western Europe, generally pursuant to long-term contracts with payment linked to world prices for oil products. Such prices can fluctuate and are determined by supply and demand and other factors over which Gazprom has no control. Should world oil product prices deteriorate substantially in the future, European natural gas prices are likely to decline as well, resulting in a reduction in export revenues for Gazprom. Should natural gas export prices remain low for a prolonged period, Gazprom is likely to experience a cash flow deficit, and will have to either borrow extra funds to proceed with its current investment programmes or reduce its investment commitments.

Delayed and Non-Collectable Payments by Customers; Dependence on Non-Cash Settlement

Gazprom's cash flow may be affected by the limited ability of its customers in Russia and certain countries in the former Soviet Union (the "FSU") to pay for natural gas. There is no assurance that money owed to Gazprom by its customers in Russia and the FSU will be paid in full. As is the case with many Russian companies, Gazprom has had to accept various forms of non-cash settlement, including negotiable promissory notes, bonds, equity interests in natural gas companies and goods and services as payment for supplies to customers in Russia and the FSU. Non-cash settlement of transactions has had in the past, and may continue to have in the future, an adverse effect on the ability of Gazprom to fund operational or capital expenditures required to be made in cash and to make tax payments when due.

Competition from Alternative Fuels and Oversupply of Gas in Europe

Gazprom faces varying degrees of competition in each of its major markets from providers of alternative fuels, such as oil and coal. No assurance can be given that Gazprom will be able to compete effectively with such providers of alternative fuels.

Gazprom is also subject to competition in Europe from other natural gas suppliers which could affect the prices and volumes of Gazprom's sales to Europe. One of the major risks faced by Gazprom relates to the balance of supply and demand in the European natural gas markets. The progressive liberalisation of the European natural gas market itself does not represent a major threat to Gazprom, unless it leads to an oversupply of natural gas to the European markets. If oversupply of natural gas becomes a reality, natural gas purchasers will be able to negotiate lower prices on long-term supply

contracts with producers such as Gazprom. Whilst Gazprom's management are hopeful that current prices in the European markets are sustainable, especially in light of forecasted growth in European natural gas demand, the emergence of new large suppliers of natural gas could result in an oversupply of natural gas.

Gazprom has received a request for information from the European Commission with respect to certain clauses in Gazprom's contracts with various Italian utilities, under which the Italian utilities are prevented from selling gas on to other off-takers in Western Europe outside of the Italian market. A successful challenge of such clauses by the European Commission would mean that such Italian utilities could be free to sell gas to other off-takers outside of the Italian market, leading to increased competition in the gas market for Gazprom and the possibility of lower prices. Gazprom has responded to this request and is currently in discussions with the European Commission.

Although Russia has signed the Energy Charter Treaty, an international treaty for establishing and improving the legal framework for corporate international co-operation in energy matters, the State Duma has not yet ratified the Treaty (see Appendix B — Part I — "Overview of the Russian Gas Industry and its Regulation"). Gazprom's management believes that ratification of the Energy Charter Treaty would result in the opening up of the energy markets in Russia to foreign investment as well as its pipelines to the transportation of natural gas from Central Asia to West European markets. Accordingly, any such ratification of the Treaty could open the markets in which Gazprom operates to substantially higher competition and affect Gazprom's long-term supply contracts with its European customers.

Operational Risks

A large percentage of Gazprom's gas production is located in Western Siberia, where remoteness and the harsh climate complicate and increase the cost of production and affect Gazprom's ability to transport its natural gas economically.

Gazprom's gas exploration, production and transportation operations may be adversely affected by many factors, including the breakdown or failure of equipment or processes, performance below expected levels of output or efficiency, labour disputes, natural disasters, weather conditions, terrorist attacks or sabotage to Gazprom's extensive pipeline network. Gazprom has only limited insurance in relation to its assets and operations and, therefore, the financial effect of any such factors would generally have to be satisfied out of Gazprom's cash flow.

Gazprom owns and operates Russia's Unified Gas Supply System ("UGSS"), which is responsible for the gathering, processing, transportation, storage and delivery of substantially all natural gas supplies in Russia (except for supplies to the Norilsk, Yakutsk and Sakhalin regions). This extensive network of pipelines and compressor installations has been largely developed over the past 30 years. Much of the pipeline is over 10 years old with some parts of the pipeline over 30 years old. A significant part of the pipeline is protected by chemical processes of limited duration and effectiveness. In addition, large segments of the network are located in regions with harsh climates, where construction, maintenance and refurbishment is very difficult. Although there have been no significant delays or curtailments of the supply of natural gas to Gazprom's customers recently, no assurance can be given that such delays or curtailments will not occur in the future due to the stress and corrosion of pipelines, defective construction of compressor stations, problems associated with the harsh climate or the insufficient maintenance or refurbishment of the network.

Gazprom is dependent on the links between its pipeline network and pipeline networks elsewhere for the export of natural gas. Although it is Gazprom's strategy to diversify its export routes, it is currently dependent on pipelines in the Ukraine to deliver a large proportion of its sales of natural gas to Western Europe. It is also dependent on the Ukrainian pipeline system for a significant amount of its storage capacity. At the same time, the Ukraine is dependent on Gazprom to meet its domestic requirements for natural gas. Although this interdependence is taken into account in negotiations over a number of matters, including the terms of payment for natural gas supplied by Gazprom and transit fees, Gazprom has no control over the Ukrainian pipeline and cannot prevent any material disruption in the flow of Gazprom's natural gas through the Ukraine. It can only monitor the flow of natural gas in and out of the Ukraine.

Gazprom plans to expand its export capacity and to diversify its export routes, through capital investments in the Yamal-Europe and Blue Stream Projects and other export-oriented projects, such

as the Transbalkan Project. It is possible, however, that these plans will be affected, *inter alia*, by a drop in the demand for natural gas in Europe, difficulties related to localised planning and construction processes and Gazprom's ability to obtain external financing on acceptable terms. No assurance can be given that Gazprom will be able to meet its construction targets.

Capital Requirements

Gazprom must increase its capital expenditure significantly over the next five years in order to improve its natural gas, gas condensate and oil production to meet the anticipated demand of customers in Western Europe, Russia and certain FSU countries. Gazprom expects to fund such capital expenditure through internal sources and external financing. There can be, however, no assurance that Gazprom will be able to generate sufficient funds to meet its capital requirements in the future. Lack of sufficient funds in the future may require Gazprom to delay or abandon some or all of its anticipated capital expenditures.

Environmental Risks

Gazprom's operations, which are often innovative and potentially hazardous, are subject to the risk of liability arising from environmental damage or pollution and the cost of any associated remedial work in relation thereto. Gazprom has an established environmental policy and monitors its operations in an effort to meet applicable environmental standards. Gazprom made provision in its 2000 IAS financial statements and will, in all likelihood, make a provision in its IAS financial statements for the year ended 31 December 2001 for such environmental liabilities where it was probable that an obligation exists and the amount could be reasonably estimated. Such provisions have been made in accordance with what Gazprom believes is a reasonable and prudent policy which takes into account payments made in prior years, among other factors. However, in Russia in particular, federal, regional and local authorities may enforce existing laws and regulations more strictly than they have done in the past and may impose stricter environmental standards or higher levels of fines and penalties for violations than those now in effect. Accordingly, Gazprom's management is unable to estimate the future financial impact of Gazprom's environmental obligations.

Exchange Rate Risks

Fluctuations in exchange rates influence the results of Gazprom's operations. Gazprom's export receivables are denominated in U.S. dollars or other hard currencies whilst its domestic receivables are denominated in Roubles. Most of Gazprom's operational expenditure is denominated in Roubles, whilst a portion of its capital expenditure is incurred in foreign currencies. The majority of Gazprom's borrowings are denominated in currencies other than Roubles, principally the U.S. dollar and the Euro. Gazprom's financial results may be positively or negatively affected by fluctuations in the value of the Rouble against other currencies, particularly the U.S. dollar and the Euro.

Russian Reserves Classifications and Methodologies

The information relating to natural gas, gas condensate and oil reserves contained in this Offering Circular has been prepared on the basis of Russian classifications and methodologies, which differ significantly from standard international and U.S. classifications and methodologies in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves. Accordingly, the information relating to reserves contained herein is subject to adjustments necessary to make it consistent with standard international and U.S. classifications and methodologies. However, Gazprom's management believe that such adjustments, while likely to result in a decrease of the A, B and C_1 reserves reported herein, will not be material and that the amount of Gazprom's reserves as adjusted is sufficient to meet all Gazprom's delivery obligations. Gazprom's management has based its assumptions on an evaluation by internationally recognised independent reservoir engineers, DeGolyer & MacNaughton, which in 1999 carried out an evaluation of gas, gas condensate and oil reserves in the 18 largest gas and gas condensate fields, which accounted for approximately 72% of Gazprom's proved and probable gas reserves. (See Appendix B Part II).

Investment Considerations Relating to Russia

Gazprom is a Russian company, and substantially all of its assets are located in Russia. There are certain risks associated with an investment in Russia. The following are some non-exhaustive examples.

Political Risks

Since 1991, Russia has been evolving from a socialist state with a centrally planned economy to a pluralist democracy with a market economy. The process of political and economic reform is not yet complete, and no assurance can be given that it will continue. The Russian political system remains vulnerable to social and ethnic unrest and any significant political instability could adversely affect the value of foreign investments in Russia and Gazprom's ability to export natural gas and/or oil. The Government has until recently been characterised by frequent change, having experienced five changes in Prime Minister since March 1998. The value of investments in Russia, including investments in Gazprom, could be reduced if such frequent change resumes or if the current President or Government chooses to curtail political liberties or move away from market-oriented reforms.

Significant Russian legislation has been enacted since 1991 to protect private property against expropriation and re-nationalisation by the Government, but there can be no assurance that such protections would be enforced in the event of an attempted expropriation or re-nationalisation, or that privatisation (including Gazprom's privatisation) will not be reversed.

In addition, as Russia is a federation of republics and regions, conflicts of interest between central and regional authorities and other conflicts of interest could negatively affect the value of investments in Russia and, in particular, could create an uncertain operating environment that may hinder Gazprom's long-term planning ability.

Ethnic and religious differences in Russia have given rise to tensions, and in some cases, military conflict. Such events could have a material adverse effect on the value of investments in Russia and on the financial condition of a company such as Gazprom.

Economic Risks

Russia's economy has undergone a rapid transformation marked by periods of significant instability since the end of the Soviet era. In particular, the Government's decision in August 1998 to temporarily stop supporting the Rouble and its servicing of certain domestic and foreign debts, as well as the imposition of a moratorium on the repayment of private foreign currency debt caused the currency to collapse and led to an overall financial crisis. It is possible that Russia may default on its domestic and foreign debt in the future or take actions that could adversely effect its financial stability. Other economic risks that could negatively impact the financial condition of Gazprom include:

- failure by the Government to continue to access funding from the International Monetary Fund or restore access to the international capital markets or improve and maintain the requisite level of tax collection;
- failure by the Government to address systemic problems within Russia's economy, such as sustained periods of relatively high inflation, a weak banking system, high national debt relative to gross domestic product, widespread tax evasion, high levels of organised criminal activity and corruption and substantial levels of unemployment and underemployment which affect the environment in which Gazprom operates and could adversely effect Gazprom's business as a result; and
- fluctuations in the global economy (including, in particular, fluctuations in world prices for oil and natural gas), which may adversely affect Russia's economy and Gazprom's business.

Gazprom produces about 6-8% of Russia's gross domestic product ("GDP") and contributes a substantial amount of the total tax payments to the federal budget, despite not being paid for a significant portion of its sales to the domestic market. Although the non-payment situation improved significantly last year (largely because high commodity prices and a massive trade surplus resulted in a budget surplus), and continues to improve this year, there is no guarantee that it will not deteriorate in the future.

Legal and Regulatory Risks

The following aspects of Russia's legal system create uncertainty with respect to many of the legal and business decisions that Gazprom's management make:

- there may be inconsistencies between laws, Presidential decrees, Government resolutions and ministerial orders, and between local, regional and federal legislation and regulations;

- decrees, resolutions and regulations may be adopted by governmental authorities and agencies without clear constitutional or legislative basis and with a high degree of discretion;
- substantial gaps in the regulatory structure may be created by the delay or absence of regulations implementing certain legislation;
- there is a lack of judicial and administrative guidance on interpreting applicable rules and limited precedential value of judicial decisions;
- Russia has a judiciary with limited experience in interpreting and applying market-oriented legislation and which is vulnerable to economic and political influence; and
- Russia has weak enforcement procedures for court judgments and there is no guarantee that a foreign investor will obtain effective redress in a Russian court.

Because of the developing nature of Russia's legal and regulatory framework regarding property ownership and securities, there exists a significant risk that Gazprom's ability to attract future investment from international capital markets may be limited. Some of the issues that cause this risk include:

- Russia's securities registration system is less developed than in other countries;
- Russia's regulatory environment is uncertain, which could expose Gazprom to increased costs and hinder its ability to operate its business;
- Russia's tax system gives rise to significant uncertainties and risks that may complicate Gazprom's tax planning and business decisions; and
- Russia has restrictive currency regulations which have in the recent past and may in the future interfere with Gazprom's ability to conduct routine business transactions and attract investment.

Exchange Rates, Exchange Controls and Repatriation Restrictions

In recent years, the Rouble has experienced a significant depreciation relative to the dollar and there has been significant instability in the Rouble exchange rate. See "Exchange Rates and Exchange Controls".

The Rouble is generally not convertible outside of Russia. A market exists within Russia for the conversion of Roubles into other currencies, but it is limited in size and is subject to rules limiting such conversion. There can be no assurance that such a market will continue indefinitely. Current Russian law permits Gazprom to convert its Roubles into foreign currency to make payments to meet its financial obligations but there can be no guarantee that such conversion will be permitted in the future. Moreover, the banking system in Russia is not yet fully developed and considerable delays may occur in the transfer of funds within, and the remittance of funds out of, Russia.

Investment Consideration Relating to the German Insolvency Code

Clause 4.1 of the Trust Deed provides for an English law charge in favour of the Trustee for the benefit of the Noteholders over certain amounts as well as certain claims and other rights of the Bank under the Loan. Section 166(2) of the German Insolvency Code which came into force on 1 January 1999 provides that receivables assigned for security purposes may not, after opening of insolvency proceedings involving the assignor, be enforced by the assignee but by the insolvency administrator, which will be entitled to deduct from the enforcement proceeds up to 9% as fees plus value added tax thereon. This Section 166(2) may affect the security given pursuant to Clause 4.1 of the Trust Deed, since it cannot be excluded that a German court will not hold that an English law charge should be subject to such Section 166(2).

TRANSACTION SUMMARY

The transaction will be structured as a loan to Gazprom by the Bank. The Bank will issue Notes to Noteholders for the sole purpose of funding the Loan. The Notes will be constituted by a trust deed (the "Trust Deed") to be entered into between the Bank and The Bank of New York (the "Trustee"). Pursuant to the Trust Deed the Bank will charge by way of first fixed charge as security certain of its rights and interests under the Loan (other than certain Reserved Rights, as defined in the Trust Deed) to the Trustee for the benefit of the Noteholders and will transfer its administrative rights under the Loan Agreement to the Trustee as security (the "Security Interests") for its payment obligations in respect of the Notes. As a consequence of the transfer of the administrative rights under the Loan Agreement the Trustee shall assume the administrative rights of the Bank as set out in the relevant provisions of the Trust Deed. If and when the first fixed charge of certain of the Bank's rights and interests under the loan is enforced, the Trustee will assume the rights of the Bank under the Loan as set out in the relevant provisions of the Trust Deed, and the Trustee will assume certain rights and obligations towards the Noteholders, as more fully set out in the Trust Deed. This offering is made on a limited recourse basis and the Bank will not have any obligations to the Noteholders save for to account to the Noteholders for amounts equivalent to the amounts of payments of principal and interest under the Loan if and to the extent received from Gazprom.



Principal and Interest
The Bank
Gazprom
Loan
Principal and Interest on the Notes
Proceeds of the Notes
Noteholders

SUMMARY INFORMATION

Gazprom is the world's largest natural gas company in terms of reserves, transportation and production volumes. As at 31 December 2001, wholly-owned Gazprom subsidiaries held production licences for 26.0 tcm of A, B and C_1 natural gas reserves (classified in accordance with Russian standards: see Appendix B – Part I – "Overview of the Russian Gas Industry and its Regulation") and subsidiaries, in which Gazprom holds less than 100% of the Shares, held production licences for another 5.0 tcm of A, B and C_1 natural gas reserves, of which 2.1 tcm is attributable to Gazprom in proportion to its actual shareholding. The Group's total A, B and C_1 natural gas reserves of 28.1 tcm are equivalent to approximately 60% of Russia's estimated total for such reserves. In addition, as at 31 December 2001, Gazprom through its wholly owned subsidiaries or through subsidiaries, in which Gazprom holds less than 100% of the Shares, held production licences for approximately 1,293.8 million tonnes of A, B and C_1 gas condensate (which represents approximately two thirds of such reserves in Russia) and 584.6 million tonnes of A, B and C_1 oil reserves (in proportion to Gazprom's actual shareholding).

Gazprom's subsidiaries produced a total of 512.0 bcm of natural gas in 2001 (compared to 523.2 bcm in 2000), and this amounted to approximately 88.1% of Russia's natural gas production in that year. As at 31 December 2001, the Group's total number of wells consisted of 9,302 natural gas wells and 569 oil wells.

Gazprom owns and operates the UGSS, a single centrally controlled system for natural gas production, processing, transportation, storage and deliveries. The UGSS includes the world's largest high pressure trunk pipeline system. The network is powered by 253 compressor stations with a total capacity of approximately 42,600 megawatts. The pipeline network (of approximately 150,000 km) is the most critical link in the system delivering natural gas to consumers within Russia and abroad. Seasonal peak loads are levelled off using 22 underground natural gas storage facilities with an active storage capacity of approximately 57.9 bcm. Gazprom's dispatch management centre, located in Moscow, controls and manages the transportation of gas in Russia.

Gazprom is the largest supplier of natural gas to Europe. Its market share (according to CEDIGAZ — "Natural Gas in the World — 2001", Survey July 2001) in the European natural gas market was 25.9% in 2000. Gazprom also supplies most of the natural gas consumed in Russia and certain countries in the FSU. In 2001, Gazprom exported 127.0 bcm of natural gas to Europe. A further 39.60 bcm of natural gas was exported to the FSU. Deliveries of natural gas to Russian consumers in 2001 amounted to 278.9 bcm.

Revenue from natural gas exports to Europe for the year ended 31 December 2000 amounted to U.S.$15.5 billion (including excise tax but net of VAT) (compared to U.S.$9.9 billion for the year ended 31 December 1999). Sales of natural gas in the FSU market for the year ended 31 December 2000 account for the revenue of U.S.$2.3 billion (including excise tax but net of VAT) as compared to U.S.$2.5 billion for the year ended 31 December 1999. Revenue from natural gas sales in Russia for the year ended 31 December 2000 totalled U.S.$3.3 billion (including excise tax but net of VAT) (compared to U.S.$3.6 billion for the year ended 31 December 1999).

The U.S.$ amounts are provided for convenience only and should not be construed as representations that the Rouble amounts have been or could be converted into U.S.$ at that or any other rate or as being representative of U.S.$ amounts that would have resulted if Gazprom reported its IAS financial statements in U.S.$.

SELECTED FINANCIAL INFORMATION

The summary consolidated financial information set out below has been derived from Gazprom's unaudited consolidated financial statements for the nine months ended 30 September 2001 (the latest unaudited "Interim Data") and the audited consolidated financial statements as for the years ended 31 December 2000, 1999 and 1998 (the latest audited "Annual Data"), prepared in accordance with IAS.

The Interim Data is not necessarily indicative of the results that may be expected for the full year.

The Annual Data relating to the statement of operations data for 2000, 1999 and 1998 and to the balance sheet data at 31 December 2000, 1999 and 1998 have been extracted without material adjustment from, and should be read in conjunction with, the 2000 and 1999 Consolidated Financial Statements set out elsewhere in this Offering Circular, restated in terms of the equivalent purchasing power of the Rouble at 30 September 2001.

Balance Sheet Data	30 September 2001 in US$ millions (1)(3)	30 September 2001 in RR millions(2)(3)	31 December 2000 in U.S.$ millions (1)	31 December 2000 in RR millions (2)	31 December 1999 in U.S.$ millions (1)	31 December 1999 in RR millions (2)	31 December 1998 in U.S.$ millions (1)	31 December 1998 in RR millions (2)
Accounts receivable and prepayments	9,404	276,369	10,297	302,629	10,250	301,248	11,495	337,845
Property, plant and equipment	50,040	1,470,683	49,731	1,461,595	49,489	1,454,472	48,128	1,414,494
All other assets	11,937	350,821	12,944	380,425	9,083	266,961	9,156	269,077
Total assets	71,381	2,097,873	72,972	2,144,649	68,822	2,022,681	68,779	2,021,416
Accounts payable and accrued charges, short-term loans and current portion of long-term borrowings (including promissory notes)	10,457	307,339	9,885	290,514	7,881	231,633	6,111	179,598
Taxes payable	2,600	76,413	4,443	130,593	6,272	184,342	6,311	185,490
Long-term borrowings (including promissory notes)	7,059	207,462	8,192	240,750	10,883	319,841	11,766	345,789
All other liabilities	1,614	47,408	1,650	48,481	5,775	169,712	2,790	82,015
Minority interest in subsidiaries	379	11,134	338	9,940	288	8,466	221	6,493
Shareholders equity and reserves	49,272	1,448,117	48,464	1,424,371	37,723	1,108,687	41,580	1,222,031
Total liabilities and equity	71,381	2,097,873	72,972	2,144,649	68,822	2,022,681	68,779	2,021,416

Statement of Operations	9 months ended 30 September 2001 in US$ millions(1)(3)	9 months ended 30 September 2001 in RR millions(2)(3)	Year ended 31 December 2000 in U.S.$ millions (1)	Year ended 31 December 2000 in RR millions(2)	Year ended 31 December 1999 in U.S.$ millions (1)	Year ended 31 December 1999 in RUR millions(2)	Year ended 31 December 1998 in U.S.$ millions (1)	Year ended 31 December 1998 in RR millions(2)
Sales and share of net income (losses) of associated undertakings	15,179	446,126	20,980	616,604	15,510	455,849	16,090	472,884
Operating expenses	(9,620)	(282,746)	(15,869)	(466,389)	(14,447)	(424,584)	(18,760)	(551,346)
Operating profit (loss)	5,559	163,380	5,111	150,215	1,063	31,265	(2,670)	(78,462)
Net finance costs	(517)	(15,209)	(714)	(20,989)	(2,554)	(75,075)	(8,636)	(253,811)
Losses on available-for-sale investments	(83)	(2,437)	—	—	—	—	—	—
Profit (loss) before gain on net monetary position, profit tax and minority interest	4,959	145,734	4,397	129,226	(1,491)	(43,810)	(11,306)	(332,273)
Monetary gain	784	23,042	1,587	46,647	2,389	70,220	4,007	117,771
Current Profit tax expense	(2,502)	(73,521)	(2,687)	(78,961)	(1,145)	(33,658)	(872)	(25,629)
Deferred Profit tax benefit (expense)	(2,194)	(64,484)	7,868	231,228	(3,441)	(101,140)	(1,432)	(42,100)
Minority interest	54	1,578	(59)	(1,730)	(9)	(251)	227	6,668
Net profit (loss)	1,101	32,349	11,106	326,410	(3,697)	(108,639)	(9,376)	(275,563)
Earnings (loss) per share (in US dollars/Roubles)	0.05	1.54	0.53	15.63	(0.18)	(5.15)	(0.44)	(12.88)

Notes:

(1) The U.S.$ amounts shown above have been translated from the Rouble amounts at the rate of RUR 29.39 = U.S.$1.00, which was the rate published by the Central Bank of Russia on 30 September 2001.

(2) The selected Rouble financial data should also be read in conjunction with the more detailed consolidated financial statements set out elsewhere in this Offering Circular.

(3) Unaudited.

These U.S.$ amounts are provided for convenience only and should not be construed as representations that the Rouble amounts have been or could be converted into U.S.$ at that or any other rate or as being representative of U.S.$ amounts that would have resulted if Gazprom reported its IAS financial statements in U.S.$.

OTHER SELECTED FINANCIAL INFORMATION

The following selected financial data has been extracted, without material adjustment from, and should be read in conjunction with the Interim Data and the Annual Data.

Analysis of Gas Sales (including excise tax, net of VAT)

	9m 2001[2]				2000				1999				1998			
	(millions)															
	Europe	FSU	Russia	Total	Europe	FSU	Russia	Total	Europe	FSU	Russia	Total	Europe	FSU	Russia	Total
RUR....	325,874	33,974	79,384	439,232	454,383	66,726	98,380	619,489	291,379	73,390	104,603	469,372	255,094	71,109	198,802	525,005
U.S.$(1)..	11,088	1,156	2,701	14,945	15,460	2,270	3,347	21,077	9,914	2,497	3,559	15,970	8,680	2,419	6,764	17,863

Notes:

(1) The U.S.$ amounts shown above have been translated from the Rouble amounts at the rate of RUR 29.39 = U.S.$1.00, which was the rate published by the Central Bank of Russia on 30 September 2001.

(2) Unaudited

The U.S.$ amounts are provided for convenience only and should not be construed as representations that the Rouble amounts have been or could be converted into U.S.$ at that or any other rate or as being representative of U.S.$ amounts that would have resulted if Gazprom reported its IAS financial statements in U.S.$.

CAPITALISATION

The following table sets out Gazprom's unaudited consolidated short-term loans and current portion of long-term borrowings, long-term borrowings and shareholders' equity as at 30 September 2001 based on Gazprom's unaudited IAS consolidated financial statements for the nine-month period ended 30 September 2001, adjusted to give effect to the receipt of the Loan.

	At 30 September 2001		As adjusted
	(in millions of Roubles)(2)	(in millions of U.S.$)(1)(2)	(in millions of U.S.$)(1)(2)
Shareholders' equity:			
Share capital	271,214	9,228	9,228
Treasury shares	(10,222)	(348)	(348)
Retained earnings and other reserves	1,187,125	40,392	40,392
Total shareholders' equity	1,448,117	49,272	49,272
Short-term loans and current portion of long-term borrowings (including promissory notes)	194,629	6,622	6,622
Long-term borrowings (including promissory notes)	207,462	7,059	7,559
Total capitalisation	1,850,208	62,954	63,454

Notes:

(1) Totals may not add due to rounding. The U.S.$ amounts shown above have been translated from the Rouble amounts at the rate of RUR 29.39 = U.S.$1.00, which is the rate published by the Central Bank on 30 September 2001. These amounts are provided for convenience only and should not be construed as representations that the Rouble amounts have been or could be converted into U.S.$ at that or any other rate.

(2) Unaudited.

Consolidated cash and cash equivalents, including cash restricted from withdrawal under the terms of certain of the borrowings and under banking regulations, were RUR 60,898 million (U.S.$2,072 million).

There have been no material changes in the total capitalisation of Gazprom since 30 September 2001, other than, as at 28 February 2002, additional long-term borrowings of RUR 37,502 million (U.S.$1,276 million).

USE OF PROCEEDS

The proceeds from the offering of the Notes will be used by the Bank for the sole purpose of financing the Loan. The Loan, in principal amount of U.S.$500,000,000, which is being funded in full by the Notes, will, after meeting the costs and expenses of the offering of the Notes, be used for working capital and general corporate purposes.

Privatisation and Formation

Gazprom was reorganised into a joint stock company in 1993 in accordance with the Presidential Decree No. 1333 of 5 November 1992 ("Decree No. 1333"). Under Decree No. 1333, Gazprom was made responsible for ensuring the efficient operation and development of the UGSS. The UGSS had previously been the responsibility of the State Gas Concern "Gazprom", the State controlled entity charged with the task of operating and developing the UGSS prior to the 1993 reorganisation. Pursuant to Decree No. 1333 and Presidential Decree of the Russian Federation No. 2116 of 6 December 1993, Gazprom was charged with the responsibility of providing for natural gas export deliveries through Gazexport, its wholly-owned specialised foreign trade subsidiary, which became part of the State Gas Concern "Gazprom" in 1991 and was also appointed "state contractor" for natural gas exports.

Decree No. 1333 charged Gazprom with the following principal tasks:

- ensuring a reliable supply of natural gas to consumers in Russia and to foreign customers;
- conducting a co-ordinated policy for maintaining and further developing the UGSS;
- controlling the operation of the UGSS;
- financing and constructing natural gas pipelines and high pressure outlets so as to service areas of Russia where natural gas was previously unavailable; and
- providing access for any independent producer of natural gas to the transportation system in proportion to the amount of natural gas produced by such independent producer in Russia.

The original Charter of Gazprom was approved by Order No. 138 of the Council of Ministers of the Russian Federation issued on 17 February 1993 and Gazprom was registered as an open joint stock company on 25 February 1993. In 1993 and 1994 licences were issued to Gazprom, pursuant to the Subsoil Resources Law 1992, granting Gazprom rights to exploit hydrocarbon reserves.

Decree No. 1333 provided for the transfer to Gazprom of 100% of the share capital of enterprises comprising the UGSS, controlling equity stakes (not less than 51%) in a number of other entities reorganised into joint stock companies, the interests of the State Gas Concern "Gazprom" in Russian and foreign enterprises and other assets of the State Gas Concern "Gazprom", the privatisation of which was not restricted. Decree No. 1333 also provided for all rights and obligations of the State Gas Concern "Gazprom" to inure to Gazprom's benefit, including its rights to use underground deposits and natural resources, as well as its rights and obligations under the State Gas Concern "Gazprom's" contracts. Gas producing enterprises Yakutgazprom and Norilskgazprom, which used to be part of the State Gas Concern "Gazprom", were reorganised into separate and independent joint stock companies.

Decree No. 1333, Directive No. 58-rp of the President of the Russian Federation dated 26 January 1993, Gazprom's privatisation plan and certain other legislative acts issued by the President and the Government provided for:

- 15.0% of Gazprom Shares to be sold by closed subscription to employees and the management of the enterprises comprising the UGSS (which had been transferred to Gazprom);
- 33.9% of Gazprom Shares to be sold to Russian individuals in return for privatisation vouchers (of which 0.87% have not been sold and remain within Federal ownership);
- 40.0% of Gazprom Shares were fixed for three years within Federal ownership;
- 1.1% of Gazprom Shares to be transferred to joint stock company "Rosgazifikatsiya" (a supplier of natural gas to end-consumers); and
- 10.0% of Gazprom Shares held in the Federal Property Fund to be purchased by Gazprom itself before 1 June 1993 at nominal value in exchange for privatisation vouchers. These were to be placed within a year in the securities market and the proceeds were to be used for the development of natural gas fields in Yamal and other regions.

Presidential Decree of the Russian Federation No. 399 of 20 March 1996 extended the original period for which 40% of Gazprom Shares were to be retained in Federal ownership by a further three years. Pursuant to Presidential Decree of the Russian Federation No. 887 of 25 July 1998, the percentage of Gazprom Shares to be retained within Federal ownership was reduced to 35%, in anticipation of the sale of 5% of the Gazprom Shares, of which 2.5% was subsequently acquired by Ruhrgas during a privatisation auction held in December 1998.

Although Gazprom's privatisation plan envisaged the sale of the other 2.5% of Gazprom Shares in the second quarter of 1999, these Gazprom Shares remained in Federal ownership, together with the 0.87% of Gazprom Shares not placed during the privatisation programme in 1993 and 1994. Accordingly, the total State share holding currently comprises 38.37% of Gazprom Shares. The Gas Supply Law states that 35% of the UGSS owner's shares (i.e. Gazprom) must be retained in Federal ownership for an indefinite period of time.

Pursuant to the terms of a trust agreement dated 20 December 1997 (the "Trust Agreement") between the Government and Gazprom, Gazprom holds 35% of the Gazprom Shares in a trust for the benefit of the Government, must keep them separate from its other assets and has certain reporting requirements. Furthermore, Gazprom may not sell, transfer or otherwise dispose of these Gazprom Shares and may not issue derivatives on or pledge these Gazprom Shares without the written approval of the Government. In the last two years Gazprom has not exercised their right to vote on behalf of the Government at any shareholder meetings, as Government representatives had exercised the right to vote their 35% shareholding themselves. In addition, Gazprom Shares could not be voted on certain major issues (including the election of members of the Board of Directors) without the written approval of the Government. The Trust Agreement was originally valid until 31 March 1999 but its term was extended on a rolling one-year basis until such time as either Gazprom or the Government provide notice to the other party that they wish to amend or terminate the Trust Agreement. As at the date of this Offering Circular no such notice had been given by either party.

However, these Gazprom Shares were never transferred to Gazprom as "trust manager" in Gazprom's share register and are currently voted by representatives of the Government. Pursuant to Article 6 of the Federal Law "On Privatisation of State Property and Principles of Municipal Property privatisation in the Russian Federation" No. 123-FZ dated 21 July 1997 (as amended), the Government proposes candidates to the Board of Directors and Audit Commission, to be approved by a General Meeting of Shareholders. The Government also appoints representatives at General Meetings of Shareholders who are obliged to act in accordance with the directions of the Government. Currently, there are six Government representatives on the Board of Directors who can be replaced by the Government at any time.

Gazprom's name was changed from RAO Gazprom to OAO Gazprom by a shareholders' resolution passed on 26 June 1998.

Shareholding Structure

Currently, Gazprom's charter capital is RUR 118,367,564,500, consisting of 23,673,512,900 shares with a nominal value RUR 5 each.

Pursuant to Government Resolution No. 654 of 30 May 1997, Gazprom's shares are traded in Russia on the Moscow Stock Exchange, the St. Petersburg Stock Exchange, the Yekaterinburg Stock Exchange and the Siberian Stock Exchange.

Gazprom has held annual and extraordinary shareholders meetings since 1995. The number of shareholders has decreased from approximately 1,030,000 in 1995 to approximately 537,000 as at 30 June 2001.

In accordance with the Presidential Decree of the Russian Federation No. 529 of 28 May 1997, foreign equity participation (as defined in Decree No. 529) in Gazprom was restricted to 9% of the Gazprom Shares. The Presidential Decree of the Russian Federation No. 943 of 10 August 1998 authorised the sale of a further 5% of Gazprom Shares to foreign shareholders. In fact, only 2.5% out of the 5% authorised was actually sold and therefore foreign equity participation is currently limited to 11.5% of Gazprom's Shares. The Gas Supply Law provides that the share of foreign individuals and organisations in the charter capital of Gazprom may not exceed 20%.

In 1996, Gazprom placed shares representing 1.98% of its charter capital on the foreign markets in the form of American Depository Shares ("ADS"). Due to the restrictions on foreign equity ownership (which prevents the purchase of Gazprom Shares by foreign participants in the domestic market), the issue of ADSs created a dual market in Gazprom Shares, with the ADSs trading at a substantial premium over the Gazprom Shares in the domestic market. In 1999, Ruhrgas acquired a further 1% of Gazprom Shares in the form of ADSs and between December 2000 and January 2001 an additional 1.44% of Gazprom's Shares were sold to foreign investors in the form of ADSs. Gazprom ADSs are currently listed on the London Stock Exchange.

President Putin has established a working group to look at ways in which to liberalise the current dual market in Gazprom Shares.

The following table summarises Gazprom's shareholding structure as at 31 December 2001.

Shareholders	%
Russian Federation	38.37
Russian shareholders	50.13
Foreign shareholders	11.50
Gazprom Shares(1)	7.08
ADS(2)	4.42
Total	100.00

Notes:

(1) Including 4.58% held by Gazprom Finance B.V., Gazprom's wholly-owned financial vehicle. This shareholding is intended to be used to secure Gazprom's liabilities and issue derivative financial instruments. Also including a 2.5% shareholding acquired by Ruhrgas at a privatisation auction which was held pursuant to Presidential Decree No. 1316 of 31 October 1998.

(2) Including a 1% shareholding acquired by Ruhrgas.

Among the Russian shareholders owning more than 5% of Gazprom Shares is Stroytransgaz, a Russian construction company which is often engaged by Gazprom for various construction projects (see "Business—Transportation"). These shares were acquired by Stroytransgaz from Gazprom, who had bought these shares as part of the 1995 Government authorised sale of 10% of Gazprom's Shares to Gazprom. Gazprom paid for the shares in privatisation vouchers at the then effective nominal value. Stroytransgaz acquired 4.8% of Gazprom Shares in 1995 as part of the settlement of a debt owed by Gazprom to Stroytransgaz for various construction services rendered. The effective price paid by Stroytransgaz for the shares was equal to the average 1995 privatisation sale price. The remaining balance of the 10% of Gazprom Shares authorised for sale by the Government was acquired by Gazprombank and Gazfund.

As at 30 September 2001 (the last available accounts), certain members of the Board of Directors and close members of their families owned significant shareholdings in Stroytransgaz.

Corporate Structure

In accordance with the Government's current policy of maintaining an integrated natural gas industry, Gazprom owns all of the transportation assets necessary for the operation of the UGSS. Furthermore, its subsidiaries have the right to develop a substantial portion of Russia's natural gas and gas condensate reserves and certain of its oil reserves. Gazprom operates in and outside of Russia through a number of limited liability and joint stock companies, either wholly or majority owned by Gazprom.

Gazprom's head office, located in Moscow, exercises a substantial degree of managerial and financial control over the operations of Gazprom's subsidiaries. Head office functions include strategy, planning, external financing, financial reporting, allocation of financial resources within the Group for the purposes of capital expenditure and supervision of principal areas of operations, such as construction, drilling, transportation, natural gas sales in the FSU and equipment procurement.

Gazprom's wholly and majority owned subsidiaries are also engaged in engineering, research, non-core production activities and non-core construction activities supporting the operation of the UGSS as well as other commercial activities, including banking (see "Investment in Non-Core Activities"). Gazprom also participates in a number of natural gas transportation and marketing joint ventures involving foreign partners (see "International Projects and Alliances").

The dispatch management centre, based at the head office, continuously monitors, controls and manages Gazprom's natural gas transportation system throughout Russia. Operational information, including data on produced and transported natural gas volumes, is also processed at the head office. Gazprom's internal financial reporting systems provide for the preparation of consolidated accounts and for the monitoring of cash receipts and cash requirements of the Group companies.

Gazprom's natural gas production subsidiaries are engaged in the development and operation of natural gas fields and related natural gas processing facilities. The four principal wholly-owned natural gas production subsidiaries, Urengoygazprom, Yamburggazdobycha, Nadymgazprom and Noyabrskgazdobycha, are located in Western Siberia. Together they accounted for 92.5% of the Group's total natural gas production in 2001. Drilling and exploration operations are carried out by Gazprom's subsidiary, Burgaz.

Gazprom's natural gas transportation subsidiaries are responsible for the transportation of natural gas along trunk pipelines and the supply of natural gas to customers within their respective regions. Presently, there are a total of 17 wholly-owned natural gas transportation subsidiaries, of which four are also engaged in natural gas production and/or processing.

Other subsidiaries of Gazprom are responsible for a number of other functions, including technical supervision of the pipeline systems, research and development, data processing, banking and procurement.

Currently, Gazprom wholly owns 57 subsidiaries, has an interest of greater than 50% in 45 entities and an equity interest of between 21% and 50% (inclusive) in 38 other entities. Gazexport holds interests in a number of foreign joint ventures.

Gazprom's main subsidiaries were, as at 31 December 2000, as follows:

Subsidiary	Principal Activity	Gazprom's Direct Shareholding
Astrakhangazprom	Production of hydrocarbons	100%
Bashtransgaz	Gas transportation	100%
Burgaz	Exploration, construction of oil and natural gas wells	100%
VNIIGAZ	Research and development	100%
Volgogradtransgaz	Gas transportation	100%
Volgotransgaz	Gas transportation	100%
Gazkomplektimpex	Procurement and logistics	100%
Gaznadzor	Supervision of compliance of wells operation technology	100%
Gazobezopasnost	Gas safety supervision	100%
Gazpromavia	Air freight	100%
Gazprominvestholding	Investment and finance activity	100%
Gazprom-Media	Media Holding Company	100%
Gazprom Finance B.V.	Financial and investment activity	100%
Gaztorgpromstroy	Trading of the agricultural products and consumer goods	100%
Gazflot	Shipping	100%
Gazfund	Pension Fund	100%
Gazexport	Foreign trade	100%
Gazsvyaz	Operation of telecommunication facilities	100%
Zarubezhgaz Erdgashandel GmbH ("ZGG")	Holding company representing interests of the Group in a number of gas sale and gas transportation companies in Central Europe	100%
Informgaz	Working out information technologies	100%
IRC Gazprom	Advertising and publishing activity	100%
Kavkaztransgaz	Gas transportation	100%
Kaspiygazprom	Gas exploration, production and transportation	100%
Kubangazprom	Gas production and transportation	100%
Lentransgaz	Gas transportation	100%
Mezhregiongaz	Gas supplies to Russian consumers	100%
Mostransgaz	Gas transportation	100%

Subsidiary	Principal Activity	Gazprom's Direct Shareholding
Nadymgazprom	Production of hydrocarbons	100%
Nadymstroygazdobycha	Production of hydrocarbons	100%
Novourengoy Gaz Chemical Complex	Hydrocarbons processing	100%
Noyabrskgazdobycha	Production of hydrocarbons	100%
Orenburggazprom	Production of hydrocarbons	100%
Permtransgaz	Gas transportation	100%
Samaratransgaz	Gas transportation	100%
Severgazprom	Gas production, processing and transportation	100%
Servisgazprom	Exploitation of buildings, material and technical supply	100%
Szhizhennyi gaz	Realisation of liquefied gas	100%
Surgutgazprom	Gas processing and transportation	100%
Tattransgaz	Gas transportation	100%
Tomsktransgaz	Gas transportation	100%
Tyumenniigiprogaz	Research and development	100%
Tyumentransgaz	Gas transportation	100%
Ulyanovskgazservice	Gas transportation	100%
Uraltransgaz	Gas transportation	100%
Urengoygazprom	Production of hydrocarbons	100%
Yamalgazinvest	Yamal project implementation	100%
Yamburggazdobycha	Production of hydrocarbons	100%
Yugtransgaz	Gas transportation	100%

All of these subsidiaries are incorporated in the Russian Federation, with the exception of Gazprom Finance B.V. and ZGG, which are incorporated in The Netherlands and Germany, respectively. Gazprom Finance B.V. was established in February 1999 for the purpose of obtaining financing for the Group outside Russia. ZGG acts as the holding company for the Group's interests in a number of gas distribution, storage and transportation companies operating in Central Europe.

Other subsidiary undertakings

Subsidiary	Principal Activity	Percent of share capital held at 31 December 2000
		%
Gazavtomatika	Science	51
Gazenergoservice	Equipment repairs	51
Gazprombank	Banking	97
Gazsibcontract	Investing, trading	51
Kostromatrubinvest	Production and sale of pipes	99
Lebedinsky GOK	Industry	57
National Reserve Bank	Banking	40
Spetsgazavtotrans	Transport services	51
Volgogradneftemash	Production of oil and gas refinery equipment	51
Vostokgazprom	Production, processing and sale of gas and gas condensate	63
Zapsibgazprom	Construction	34

The Group's interest in the equity capital of National Reserve Bank is 40.2% and in OAO Zapsibgazprom is 33.9%. However, as the principal shareholder, the Group continues to exercise effective control over the activities of the above companies and they are still considered as subsidiaries.

As at 30 September 2001, the principal subsidiaries of the Group remained unchanged since 31 December 2000 except for the changes disclosed below.

In January 2001, Gazprom acquired 51% of the voting shares of AK Sibur, a leading seller in Russia of hydrocarbons and producer of chemicals. With effect from 1 January 2001, AK Sibur was consolidated into the accounts of the Group. On 25 March 2002 a shareholders meeting of AK Sibur cancelled a proposed issue of shares of AK Sibur which would have diluted Gazprom's shareholding in AK Sibur.

In January 2001, Gazprom exchanged its 57% interest in Lebedinsky GOK and 17% interest in Oskolsky EMK for a 48% interest in ZAO Gazmetall. ZAO Gazmetall is a metallurgical holding company with controlling interests in Lebedinsky GOK and Oskolsky EMK.

Management Structure

In accordance with Russian Joint Stock Companies Law and Gazprom's Charter, Gazprom's governing bodies are the General Meeting of Shareholders, the Board of Directors, the Management Committee and the Management Committee Chairman.

The General Meeting of Shareholders is Gazprom's highest governing body and has exclusive power over amendments to the Charter, the reorganisation or liquidation of Gazprom, the election of individuals to the Board of Directors and to the Audit Commission (responsible for control over Gazprom's business and financial activities), determination of the maximum amount of authorised shares, increases to the charter capital (where reserved for the General Meeting of Shareholders by law and by the Charter), reduction of the charter capital, approval of the annual report and annual accounts, determination of whether or not Gazprom is to enter into major transactions (the value of which exceeds 50% of the total value of Gazprom's assets) and approval of certain "interested party" transactions, as defined in Article 81 of the Federal Law "On Joint Stock Companies" No. 208-FZ dated 26 December 1995 (the "Joint Stock Companies Law").

The Board of Directors oversees Gazprom's business activities and consists of eleven members, including six members who hold positions in government bodies, two non-executive Directors, one representative of Ruhrgas, one representative of Gazprombank and one member of the Management Committee.

Gazprom's Board of Directors is responsible for the general management of Gazprom, except for those matters which, by law, are within the exclusive powers of the General Meeting of Shareholders. The Board of Directors has certain powers that are within its jurisdiction. These include the power to determine the priorities of Gazprom's operations; to call General Meetings of Shareholders and to determine the agenda for such meetings; to determine the record date for General Meetings of Shareholders and for the payment of dividends; to increase the charter capital of Gazprom (except where such increase is within the competence of the General Meeting of Shareholders); to issue bonds or other securities; to appoint the executive bodies of Gazprom (i.e. the Management Committee and the Chairman of the Management Committee); to decide on early termination of the powers of these bodies; to determine the remuneration of Management Committee members; to recommend dividends; to use the reserve fund and other funds; to open branch and representative offices; to adopt decisions on major transactions and certain "interested party" transactions; to approve a contract with any person that may be vested with the powers of Gazprom's executive body; and to approve the Regulations of the Management Committee.

Members of the Board of Directors are elected by the Shareholders through a system of cumulative voting for terms of one year and may be re-elected any number of times. The General Meeting of Shareholders may also terminate the authority of all members of the Board of Directors. Members of the Management Committee may not comprise more than one quarter of the Board of Directors and there must be at least nine Directors at all times. The Chairman of the Board of Directors is elected by the members of the Board of Directors by a majority vote of all members of the Board of Directors and may be re-elected at any time by a special resolution requiring at least a two-thirds majority. The Chairman of the Management Committee cannot simultaneously serve as the Chairman of the Board of Directors.

The Management Committee and the Chairman of the Management Committee are the executive bodies that manage Gazprom's day-to-day affairs. Members of the Management Committee are appointed by the Board of Directors for a period of five years. The Board of Directors has the right to terminate the authority of any Management Committee members as well as the Chairman of the Management Committee. The powers and jurisdiction of the Management Committee include the preparation and submission of Gazprom's long-term projects and strategic programmes to the Board of Directors; management of natural gas flows and supervision of the operation of the UGSS; decisions on the financing of production, scientific, technical, social, and environmental programmes; approval of regulations relating to secondary market trading in Gazprom Shares; and the timely submission of annual reports and other financial information to all relevant federal, regional and local authorities.

The Chairman of the Management Committee may act on behalf of Gazprom *ex officio* without a power of attorney. He may issue orders and other internal documents, approve staff schedules, decide when to convene and hold meetings of the Management Committee and address any questions that do not fall within the exclusive jurisdiction of the General Meeting of Shareholders, the Board of Directors or the Management Committee.

The Management Committee meets at least twice every month in accordance with a schedule which is approved by the Chairman of the Management Committee.

In practice, the Board of Directors is responsible for formulating Gazprom's strategy, and the Management Committee is responsible for implementing such plans and managing Gazprom on a day-to-day basis.

As at the date of this Offering Circular the membership of the Board of Directors was as follows:

Name	Year of Birth	Position
R. Vyakhirev	1934	Chairman of the Board of Directors
D. Medvedev	1965	Deputy Chairman of the Board of Directors, First Deputy Chief of the Presidential Administration of the Russian Federation
B. Bergmann	1943	Chairman of the Management Committee of Ruhrgas
B. Fedorov	1958	Leader of the political movement "Russia, Ahead!"
F. Gazizullin	1946	Minister of Property Relations of the Russian Federation
G. Gref	1964	Minister for Economic Development and Trade of the Russian Federation
V. Hristenko	1957	Deputy Prime Minister of the Russian Federation
A. Levistskaya	1954	First Deputy of the Russian Government Administration
V. Sheremet	1941	First Deputy Chairman of Gazprom's Management Committee
V. Tarasov	1940	Chairman of the Management Committee of Gazprombank; President of Non-Governmental Pension Fund Gazfund
I. Yuzhanov	1960	Minister of Antimonopoly Policy and Entrepreneurial Support of the Russian Federation

The current membership of Gazprom's Management Committee is as follows:

Name	Year of Birth	Position
A. Miller	1962	Chairman of the Management Committee
V. Sheremet	1941	First Deputy Chairman of the Management Committee
A. Ananenkov	1952	Deputy Chairman of the Management Committee
E. Vasilieva	1959	Deputy Chairman of the Management Committee; Chief Accountant
N. Guslisty	1933	Deputy Chairman of the Management Committee
Y. Komarov	1945	Deputy Chairman of the Management Committee
S. Lukash	1957	Deputy Chairman of the Management Committee
A. Ryazanov	1953	Deputy Chairman of the Management Committee
V. Saveliev	1954	Deputy Chairman of the Management Committee
M. Akselrod	1946	Management Committee Member (Capital Construction and Equipment and Technical Supplies)
B. Budzulyak	1946	Management Committee Member (Transportation System)
M. Dokuchayev	1958	Management Committee Member
V. Ilyushin	1947	Management Committee Member (Relationships with Regional Authorities)
A. Krasnenkov	1961	Management Committee Member (Property Management)
B. Nikitin	1940	Management Committee Member (Off-Shore Fields Developing)
N. Gornovsky	1958	Management Committee Member, Mezhregiongas General Director
V. Podyuk	1946	Management Committee Member (Gas and Hydrocarbons Production & Processing)
V. Rezunenko	1935	Management Committee Member (Long-Term Development Planning)
A. Semenyaka	1965	Management Committee Member (Corporate Financing)
V. Fadeyev	1939	Management Committee Member (Sales of Gas, Gas Condensate and Oil in Russia and the FSU)

The cumulative direct ownership of shares by the members of Gazprom's Management Board and the Board of Directors in Gazprom Shares is 0.037% and 0.025%, respectively.

Employees

In 2001, Gazprom's work force broken down by area of employment was as follows[1]:

Type of Activities	Number of Employees
Construction	29,943
Exploration and drilling	15,224
Gas transportation	107,363
Production and processing	46,026
Other	118,713
Total	317,269

(1) These figures represent average employee count for the year 2001.

Principal Markets

Overview

Gazprom is the world's largest exporter of natural gas. Gazprom exports natural gas through its wholly-owned trading subsidiary, Gazexport, on an agency basis. Exports of gas condensate, oil and oil products are also made through Gazexport.

Gazprom is currently the only supplier of Russian natural gas to Europe. According to CEDIGAZ— "Natural Gas in the World — 2001", Survey July 2001, it supplied 20.9% of natural gas consumed in Western Europe and 57.3% of natural gas consumed in Central and Eastern Europe in 2000. In 2001, Gazprom delivered 127.0 bcm of natural gas to Europe of which Western Europe accounted for 86.6 bcm and Central and Eastern Europe accounted for 40.4 bcm. Germany, Italy, France, Turkey, the Czech Republic, Slovakia, Hungary, Poland, Austria and Finland accounted for Gazprom's largest export markets in Europe. Gazprom is actively looking to increase its European exports through investments in joint ventures, such as Wingas in Germany and Gazum in Finland (see "International Projects and Alliances").

In 2001, Gazprom supplied substantially all of the natural gas consumed in Russia and a significant amount of the natural gas consumed in the Ukraine, Belarus, Moldova, Lithuania, Latvia and Estonia. Natural gas deliveries to consumers in Russia and to countries in the FSU accounted for 278.9 bcm and 39.6 bcm of natural gas in 2001, respectively. The Ukraine and Belarus are the largest consumers of natural gas supplied by Gazprom in the FSU.

The following table sets out Gazprom's natural gas deliveries by geographical market.

	Year Ended 31 December		
Gas Deliveries	**1999**	**2000**	**2001**
	(bcm)	*(bcm)*	*(bcm)*
Western Europe	88.4	90.4	86.6
Central and Eastern Europe	38.4	38.6	40.4
Total Europe	126.8	129.0	127.0
FSU	47.2	43.4	39.6
Russia	260.1	255.0	278.9
Total Russia and FSU	307.3	298.4	318.5
Total	434.1	427.4	445.5

Source: Gazprom.

Industry experts believe that natural gas is gaining an increasing share of the world energy market as a result of it being an effective and environmentally clean fuel. According to the BP Statistical Review of World Energy (June 2001), natural gas consumption, as a percentage of energy consumption in Western Europe, has increased in recent years and Gazprom expects this trend to continue. This is primarily due to its attractiveness as a controllable and reliable fuel, the growth in natural gas-fired power generating capacity, an increase in the use of natural gas in the domestic sector (particularly in Central and Eastern Europe), a decline in the attractiveness of nuclear power and environmental considerations (which have reduced the attractiveness of fuels such as coal). In 2000, natural gas consumption accounted for approximately 22.9% of energy consumption in Western Europe and approximately 22.5% in Central and Eastern Europe.

The following table sets forth energy and natural gas consumption in Gazprom's principal markets for the period from 1998 to 2000 as well as the percentage of natural gas consumed as a proportion of total energy in such markets for each year.

	1998	1999	2000
	(mtoe, except for percentages)		
Western Europe[1]			
Energy consumption[2]	1534.8	1542.1	1561.2
Gas consumption	328.2	344.1	358.1
Gas consumption as a percentage of primary energy consumption[3]	21.4%	22.3%	22.9%
Central and Eastern Europe[4]			
Energy consumption	232.9	221.8	221.2
Gas consumption	52.6	51.0	49.8
Gas consumption as a percentage of energy consumption	22.6%	23.0%	22.5%
FSU			
Energy consumption	297.4	293.0	296.2
Gas consumption	148.5	153.3	153.9
Gas consumption as a percentage of energy consumption	49.9%	52.3%	52.0%
Russia			
Energy consumption	595.2	606.8	621.3
Gas consumption	328.3	326.4	339.5
Gas consumption as a percentage of energy consumption	55.2%	53.8%	54.6%

Source: BP Statistical Review of World Energy (June 2001).

(1) Defined for the purposes of this summary as the following countries: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Luxembourg, Republic of Ireland, Italy, The Netherlands, Norway, Portugal, Spain, Switzerland, Sweden, Turkey and the United Kingdom.

(2) Energy consumption comprises commercially traded fuels only.

(3) Oil, gas, nuclear, hydroelectric and coal.

(4) Defined for the purposes of this summary as the following countries: Bulgaria, Czech Republic, Hungary, Poland, Romania and Slovakia.

According to the BP Statistical Review of World Energy (June 2001), natural gas consumption in Western Europe increased by 4.8% from 1998 to 1999 and by 4.1% from 1999 to 2000. It also increased as a percentage of primary energy consumption during both of these years. In 2000, natural gas consumption as a percentage of primary energy consumption ranged from 2.0% in Sweden to 40.5% in The Netherlands. Germany and Italy, Gazprom's major Western European markets, are among the most gas user intensive countries in Western Europe, with gas accounting for 21.6% and 34.6% respectively, of their total energy consumption in 2000. The proportion of gas to total energy consumption in Western Europe is projected by the International Energy Agency to continue to increase.

Energy consumption in Central and Eastern European markets decreased by 5.0% from 1998 to 2000 and natural gas consumption decreased by 5.3% over the same period.

Gas consumption in Russia and the FSU represented 22.8% of worldwide natural gas consumption in 2000. In the FSU, energy consumption decreased by 0.4% from 1998 to 2000 and gas consumption increased by 3.6% during the same period. In Russia, overall energy consumption increased by 4.4%, whilst natural gas consumption increased by 3.4% from 1998 to 2000. The proportion of natural gas to total energy consumption decreased in Russia and increased in the FSU over the same period by 0.6% and 2.1% respectively.

Western Europe

Gazprom operates in the international gas markets through Gazexport. In 2001, Gazprom exported 86.6 bcm of natural gas to Western Europe (compared to 90.4 bcm in 2000) which represented 19.4% of Gazprom's total natural gas supplies in 2001.

The following table sets out Gazprom's natural gas export volumes to Western Europe for the years 1999 to 2001:

Country	1999 (bcm)	2000 (bcm)	2001 (bcm)
Germany	34.9	34.1	32.6
Italy	19.8	21.8	20.2
France	13.4	12.9	11.2
Turkey(1)	8.9	10.2	11.1
Austria	5.4	5.1	4.9
Finland	4.2	4.3	4.6
Greece	1.5	1.6	1.5
Switzerland	0.4	0.4	0.3
Total(2)	88.4	90.4	86.6

Source: Gazprom.

(1) Included amongst Western Europe for the purpose of this table.

(2) Totals may not add up due to rounding.

Gazprom and its predecessors have delivered natural gas to Western Europe since the late 1960s providing Gazprom with a significant amount of commercial experience in the region. Gazprom, acting through Gazexport, supplies natural gas to its Western European customers on the basis of long-term contracts, the initial terms of which are generally 20 years or longer. Outstanding long-term supply contracts with major Western European customers have remaining terms of between 7 years and 24 years. The majority of these contracts contain similar features, including take-or-pay clauses and price setting mechanisms, mostly based on European petroleum product prices, and do not allow for unilateral termination, except in cases of prolonged force majeure. Certain contracts (although not the majority), prohibit the re-export of natural gas. Currently, Gazprom's principal Western European customers are Ruhrgas (Germany), WIEH/Wingas (Germany), SNAM (Italy), Gaz de France (France), OMV (Austria) and Botas (Turkey). Gazprom is paid in foreign currency for the natural gas it sells in Western Europe.

In the opinion of Gazprom's management, one of the most promising and fastest growing export markets is Turkey, where natural gas consumption amounted to approximately 15.0 bcm in 2000, of which Gazprom exports accounted for 10.2 bcm, or 69% of the total natural gas consumption. According to estimates of the Turkish natural gas company Botas, Turkish natural gas consumption will reach 55.0 bcm by 2010 and 82.7 bcm a year by 2020. Gazprom's natural gas exports to Turkey are delivered via the Transbalkan Pipeline through the Ukraine, Romania and Bulgaria (see "International Projects and Alliances").

During recent years, Gazprom has negotiated a number of agreements which are expected to result in increased exports to Western Europe. In particular, between 1998 and 2000, new contracts were entered into with Gasunie (The Netherlands) for annual deliveries of 4 bcm (within the plateau period as set out in and as defined in the relevant contract) from 2001 until 2021; with Wingas (Germany) for annual deliveries of 4 bcm (within the plateau period as set out in and as defined in the relevant contract) from 1999 until 2023, plus an additional 1.8 bcm annually from 2000 until 2016; with Ruhrgas (Germany) for annual deliveries of 1.5 bcm from 2000 until 2010; and with Fragaz (France) for annual deliveries of up to 2.0 bcm from 1999 until 2004. In addition, contracts with Ruhrgas requiring natural gas deliveries of 13 bcm a year have been extended until 2020.

Central and Eastern Europe

Gazprom enjoys a dominant position in the Central and Eastern European gas markets due to existing historical, economic and political reasons as well as the proximity of the Central and Eastern European Markets to Russia.

In 2001, Gazprom exported 40.4 bcm of natural gas to Central and Eastern Europe (38.6 bcm in 2000), which amounted to 9.1% of the total natural gas supplied by Gazprom in 2001. The following table sets out natural gas export volumes to Central and Eastern Europe for the years 1999 to 2001:

Country	1999 (bcm)	2000 (bcm)	2001 (bcm)
Slovakia	7.5	7.9	7.5
Czech Republic	7.8	7.5	7.5
Poland	6.1	6.8	7.5
Hungary	7.4	6.5	8.0
Romania	3.2	3.2	2.9
Bulgaria	3.2	3.2	3.3
Yugoslavia	1.1	1.2	1.7
Croatia	1.2	1.2	1.2
Slovenia	0.6	0.7	0.6
Bosnia	0.2	0.3	0.2
Macedonia	0.04	0.1	0.1
Total(1)	38.4	38.6	40.4

Source: Gazprom.

(1) Totals may not add up due to rounding.

Until recently, Gazprom contracted with its Central and Eastern European customers for the supply of natural gas on the basis of shorter-term contracts. In the last few years, Gazprom (acting through Gazexport) has adopted a policy of negotiating medium-term and long-term contracts with a gradual introduction of Western European contract standards as the market economies of Central and Eastern Europe further develop. The majority of the existing contracts contain similar features, including take-or-pay clauses and price setting mechanisms (which are mostly based on European liquid oil product prices) and do not allow for unilateral termination. Certain contracts (although not the majority), prohibit the re-export of natural gas. Gazprom supplies natural gas in Central and Eastern Europe through state-owned natural gas distribution companies and in certain countries through joint ventures in gas marketing and distribution companies. Gazprom considers the formation of new joint ventures for the transportation and marketing of Russian natural gas as a promising form of co-operation with Central and Eastern European countries. Gazprom is paid in fully convertible currency for the natural gas it sells in Central and Eastern Europe.

Prior to 1999, Gazprom had supplied a significant volume of its natural gas to Central and Eastern Europe under the Yamburg Inter-Governmental Agreements, agreements which originally provided for the settlement of construction costs by the delivery of natural gas to certain countries in Central and Eastern Europe and the German Democratic Republic (now part of the Federal Republic of Germany). These Agreements expired in 1999. On 10 October 2001 an agreement was entered into between the Government and the Czech Republic whereby it was agreed that, in consideration of a single payment to the Czech Republic of approximately U.S.$3,500,000 (to be made prior to 10 November 2001), the Government be released from all outstanding obligations to deliver or to procure the delivery by Gazprom of gas to the Czech Republic at preferential rates pursuant to the Yamburg Inter-Governmental Agreements. This payment has not yet been made as the Czech Republic has yet to fulfill certain conditions precedent to the agreement.

The FSU

Historically, Gazprom has had, and continues to have, a dominant position in the supply of natural gas to the FSU. In 2001, Gazprom exported 39.6 bcm of natural gas (43.4 bcm in 2000) which constituted approximately 8.9% of the total natural gas supplied by Gazprom in 2001) to six countries of the FSU: the Ukraine, Belarus, Moldova, Lithuania, Latvia and Estonia. Of the 39.6 bcm of natural gas exported, approximately 55% constituted deliveries to the Ukraine.

The following table sets out natural gas export volumes to the FSU countries (excluding Russia) for the years 1999 to 2001:

Country	1999	2000	2001
	(bcm)	*(bcm)*	*(bcm)*
Ukraine	29.5	27.2	21.9
Belarus	12.2	10.8	11.6
Moldova	2.2	1.8	2.1
Lithuania	1.8	2.0	2.2
Latvia	1.0	1.0	1.1
Estonia	0.5	0.6	0.7
Total	47.2	43.4	39.6

Source: Gazprom.

Current annual contract prices for natural gas supplied by Gazprom to the FSU countries are higher than current Russian domestic prices and are settled on the level close to the world prices taking into account prices for alternative kinds of fuel and intergovernmental agreements in existence with these countries.

Gazprom has limited its export supplies to the FSU countries (which have experienced economic decline over recent years) in order to avoid further exposure to non-paying customers. However, Gazprom expects these markets to recover and plans to supply 49.5 bcm of natural gas to the FSU by 2005 and 45.8 bcm by 2010. In 2000 Gazprom signed long-term contracts with consumers in Lithuania, Latvia and Estonia (the "Baltic States") to supply 25.5 bcm of natural gas between 2000 and 2005.

The Ukraine, Gazprom's largest FSU customer, is traversed by major pipeline routes from the natural gas fields of Western Siberia to export markets in Europe and is the source of substantial amounts of industrial supplies for Gazprom. Gas exports from Russia to the Ukraine are based on annual inter-governmental agreements with respect to prices and export volumes. Currently, Gazprom is dependent on the Ukraine for the transit of substantially all its natural gas sold in Western Europe. However, the Yamal-Europe and Blue Stream pipelines, which are nearing completion, will reduce Gazprom's dependence on the Ukraine for the transportation of natural gas to Western Europe. On the other hand, the Ukraine is dependent on Gazprom to meet its domestic natural gas requirements. This interdependence is taken into account in negotiations over a number of matters, including the terms of payment for natural gas supplied by Gazprom and transit fees charged by the Ukraine.

Although the prices charged by Gazprom in the FSU are lower than those charged in Western Europe, the failure of a number of FSU customers to pay Gazprom for supplies of natural gas has resulted in substantial debts to Gazprom. As at 31 December 2001, natural gas with a sales value of more than U.S.$2.0 billion (including VAT levied in Russia but excluding charges for late payment) had been supplied to customers in the FSU for which payment had not been received. All of the amounts owed were due from customers in the Ukraine (U.S.$1.4 billion), Belarus (U.S.$157 million) and Moldova (U.S.$512 million), Gazprom's largest natural gas markets in the FSU. Lithuania, Latvia and Estonia were the most reliable paying customers among the natural gas-consuming FSU countries. Since June 2000, in line with Gazprom's policy to limit supplies to non-paying customers, deliveries of natural gas to the Ukraine are in payment for Gazprom's use of transit services through the Ukraine only. Accordingly no further debts for the non-payment of gas delivered to the Ukraine have accrued.

Gazprom's management is taking specific measures to reduce arrears for payments of natural gas owed by FSU customers. In 2000, Moldova restructured a portion of its debt to Gazprom by issuing U.S.$90 million worth of sovereign notes with a Repayment Schedule over seven years. In 2001 Gazprom's contribution of U.S.$60 million into the charter capital of the Moldova Gas was set off against indebtedness in relation to gas supplied in 1997. An amount of U.S.$276 million owed by the Ukraine was set off against delivery of military hardware to the Ministry of Defence of the Russian Federation. In consideration of this delivery of military hardware Gazprom received tax credits to an equivalent value of the amount owed by the Ukraine. Towards the end of 2001, the Government, the Cabinet of Ministers of the Ukraine and the Government of Moldova signed agreements which provided for the restructuring of the Ukraine's and Moldova's debt for the previously supplied natural gas in the amounts of U.S.$1.4 billion and U.S.$0.9 billion respectively, although the restructuring arrangements with respect to the Ukraine are yet to be finalised.

Russia

According to Goskomstat (the State Committee for Statistics), the share of natural gas production as a percentage of the total volume of primary energy production in Russia increased from 20.5% in 1980 to 39.7% in 1990 and to 49.2% in 1999, while the share of oil production decreased from 38.9% in 1990 to 30.4% in 1999 and coal production from 14.5% in 1990 to 12.2% in 1999. The strict regulatory controls imposed on the rise of natural gas prices compared to other fuels has led to the shift towards the increased use of natural gas. As a result of this pricing policy adopted by the Government, natural gas prices at the end of the year 2001 were 1.4 times lower than power-generating coal and three times lower than fuel oil as referenced against 1 tonne of equivalent fuel. In contrast to many other major industrial economies where gas is primarily used for household consumption, in Russia natural gas is sold principally for use in electricity generation and heavy industry. Gazprom believes that electricity generation accounted for 38.6% of total natural gas consumption in Russia in 2001, while industrial users accounted for 32.4%, households consumed 14.5%, and budget and municipal organisations accounted for 14.5%.

Currently, wholesale natural gas prices and transportation tariffs are regulated by the State authorities. Wholesale prices for natural gas supplied to household consumers are lower than the prices for natural gas supplied to industrial consumers. Pursuant to the Resolution of the Government of the Russian Federation No. 1021 dated 29 December 2000, the Government intends to abandon the State regulation of prices for natural gas delivered to end-consumers. Instead, the Government intends to continue regulating tariffs for natural gas transportation services provided by Gazprom (See Appendix B – Part I "Overview of the Russian Gas Industry and its Regulation").

In 2001, Gazprom delivered 278.9 bcm of natural gas (compared to 255.0 bcm in 2000) to Russian consumers. This amounts to 62.6% of the total natural gas supplied by Gazprom in 2001.

Gazprom's natural gas sales to domestic users are confined to natural gas supplies to wholesalers rather than end users. In 2001, approximately 85% of the total volume of natural gas sold by Gazprom within Russia was distributed through third party regional natural gas distribution companies and 15% of natural gas was sold by Gazprom directly to large industrial consumers.

Mezhregiongaz (a wholly-owned subsidiary of Gazprom) accounts for substantially all of Gazprom's domestic sales of natural gas. In most regions of Russia, Mezhregiongaz sells natural gas through regional gas companies which enter into direct sales contracts with end consumers in the power generation, industrial and utilities sectors. Gas for household use is delivered by the regional gas companies through gas distribution companies. In addition to selling gas to households, gas distribution companies deliver gas to all companies through low and middle pressure pipelines.

Simultaneously with the formation of regional gas companies, Mezhregiongaz altered its contracting policies. In addition to long-term contracts with terms of up to 10 years (subject to annual delivery volume adjustments), Mezhregiongaz now widely uses one year gas supply contracts. The main terms and conditions of such contracts are as follows:

- full payment for any natural gas received by the consumer. Such payment, less any advance deposits, must be made on or before the 10th day of the month immediately following the month of the relevant natural gas deliveries to that consumer;

- in the event of the consumer's failure to pay for natural gas supplies on the due date, a penalty will be charged. Should a consumer continue to fail to pay, its natural gas supplies will be restricted and finally, the consumer may be disconnected; and

- natural gas off-take by consumers in excess of the agreed daily quotas without the prior consent of the supplier entails a surcharge payable on such excess consumption (winter surcharge of 50% and summer surcharge of 10%).

Delayed Payments for Gas Deliveries in Russia

During 2001, positive results have been achieved with respect to the collection of payments for natural gas delivered to Russian consumers. This has been due to the resurgence of the Russian economy and Gazprom's co-operation with consumers and administrations of the various republics, federal cities, autonomous regions and other Russian Subjects. As at 1 January 2002, arrears of payments for natural gas supplied to Russian customers (including Russian VAT but excluding late payment charges) amounted to approximately RUR 44.9 billion (equivalent to approximately U.S.$1.67 billion), compared to RUR 80.1 billion (equivalent to approximately U.S.$2.98 billion) as at 1 January 2001. Cash accounted for 83.3% of sales proceeds collected in 2001 compared to 61.7% in 2000.

There are a number of consumers, pursuant to various Government regulations, who can not be disconnected. These consumers include organisations such as hospitals, household utilities (such as water and electricity suppliers), military and state telecommunication organisations as well as other consumers whose operations are vital for the Russian population's life support and environmental safety.

Competition

Gazprom is currently a major supplier of natural gas in Europe. European gas markets are, however, undergoing significant restructuring as a result, in particular, of the EU Gas Directive which came into force in 1998. The purpose of the Directive is to deregulate and liberalise the EU gas market.

This has resulted in increased competition among the major suppliers of natural gas to the region, namely Russia, Norway, Algeria and The Netherlands. Gazprom's substantial reserves and, the proximity of major Russian natural gas fields to Europe are expected to support Gazprom's competitive position in the Western European market.

The table below shows the proportion of European natural gas supply attributable to each major supplier of natural gas to the European market in 2000.

Country	% OF EUROPEAN NATURAL GAS SUPPLY
Russia (Gazprom)	25.9
United Kingdom	21.7
The Netherlands	13.6
Algeria	12.1
Norway	10.2
Denmark	1.6
Italy	3.1
Germany	4.3
Other Europe	7.5

Source: CEDIGAZ—"Natural Gas in the World — 2001", Survey July 2001.

Whilst production in the countries of Western Europe falls as natural gas reserves in the region are depleted, a rise in exports from Algeria and Norway is becoming more pronounced as these two natural gas producing countries strive to increase their market share.

In Russia and the FSU countries, Gazprom faces competition from other oil and natural gas suppliers, in particular from independent suppliers in Russia and natural gas producing companies in Turkmenistan, Kazakhstan and Uzbekistan. Since April 1998, the independent Russian suppliers have been granted non-discriminatory access to the existing UGSS capacity in Russia. The independent suppliers (24 in total, including major users such as Itera, Pur-Land, Tomskneft, Arctic Gas, TransNafta and others) have historically been, and continue to be, competitors to Gazprom, mainly because of, in Gazprom's view, the Government's protectionist policy in providing preferential terms of gas sales for such independent suppliers (for example, zero excise tax on the sale of gas in Russia, which was in force until 1 July 2000 and a low transportation tariff set by the Federal Energy Commission for transportation of natural gas through the UGSS). Additionally, such independent suppliers can generally be more flexible than Gazprom with respect to the contractual terms and conditions that they can offer to customers in Russia and the FSU as they are not bound by the same strict regulatory requirements that apply to Gazprom.

In 2001, the independent suppliers accounted for 11.6% of natural gas transported through the UGSS. However, the competitive position of alternative suppliers is limited by the relatively small size of their reserve base, a relatively high cost of production and their dependence on access to Gazprom's transportation network.

Itera is the largest independent user of the UGSS. In addition to its own production, Itera purchased natural gas from the Yamal-Nenets Region, which received natural gas from Gazprom in lieu of mineral resource base restoration tax payments to the Region's budget. Since 1 January 2001 Gazprom has discontinued the practice of supplying natural gas in lieu of tax payments to the Yamal-Nenets Region.

Itera has significantly increased its reserve base by acquiring licences for exploration and production of natural gas reserves in Russia, as well as by acquiring other companies holding such licences, including those where Gazprom has or has had minority stakes.

In 1998, Itera acquired Gazprom's 51% stake in Rospan, a Russian natural gas producing company with over 240 bcm of licensed reserves which, due to a difficult basin structure, required a high level of capital investment for such reserves to be developed.

On 1 April 2002, the Group completed the repurchase of 32% of the shares in Purgas from Itera pursuant to the repurchase option provided by a share purchase agreement dated 10 February 1999. Purgas has a licence for the development of the substantial Gubkinskoye gas field in Western Siberia. In connection with the return of these Purgas shares Gazprom has paid Itera approximately RUR 5.8 billion.

Initially, Itera focused on customers in the Ukraine, Moldova and Belarus with a poor record of payments for natural gas supplies. Itera enjoys a higher degree of flexibility in dealing with these customers as compared to Gazprom which is reliant on these countries for transit of natural gas to Europe and whose contractual terms for the supply of natural gas are dependent on inter-governmental agreements with those countries.

Gazprom has confirmed that all transactions with Itera have been conducted on an arm's length basis and on normal commercial terms and that no member of Gazprom's Management Committee or Board of Directors or any member of their respective families or person over whom or whose assets or resources any such member of the Management Committee has direct or indirect control or significant influence or over whom any such member, together with any other party or parties has common control or significant influence, own, directly or indirectly, any equity interest in Itera.

On 23 January 2001, the Board of Directors of Gazprom appointed PricewaterhouseCoopers to review the financial, property, commercial and production relations between Gazprom and the Itera group for the years 1997 to 2000. In May 2001, the Board of Directors also adopted a code of practice entitled "Procedure for approving transactions involving stocks, shares or participation shares owned by Gazprom, its subsidiaries or affiliated companies" (the "Procedure"). PricewaterhouseCoopers has completed its review and presented the resulting report (the "Report") to a meeting of the Board of Directors on 31 July 2001.

The Board of Directors has taken the decision that the Report will remain confidential and that it will not publish or disclose the contents of the Report. The Board of Directors has considered the Report and have found that certain of its recommendations have already been addressed by the

adoption of the Procedure. The Board of Directors has directed the Management Committee to draw up plans for the implementation of those recommendations made in the Report that are not addressed by the Procedure.

Reserves

As at 31 December 2001, Gazprom's wholly-owned subsidiaries held production licenses for approximately 26.0 tcm of A, B and C_1 natural gas reserves and subsidiaries, in which Gazprom holds less than 100% of the shares, held production licenses for another 5.0 tcm of A, B and C_1 natural gas reserves, of which 2.1 tcm is attributable to Gazprom in proportion to its actual shareholding. Gazprom's total A, B and C_1 estimated natural gas reserves of 28.1 tcm are equivalent to approximately 60% of the total estimated A, B and C_1 natural gas reserves in Russia.

Gazprom estimates its hydrocarbon reserves in accordance with Russian classifications and methodologies. Russian reserves classification standards differ significantly from standards accepted by international practices, in particular, with respect to the manner in which and the extent to which commercial factors are taken into account. Once they are reviewed and approved by the Central Reserve Commission, reserve estimates may be subject to minor changes. The results are to be published in the State Balance of Natural Resources.

In 1997-1999, DeGoyler & MacNaughton, a U.S. independent engineering consultancy evaluated, on the basis of international classifications and methodologies, approximately 72% of Gazprom and its subsidiaries' proved and probable natural gas reserves as defined by the Society of Petroleum Engineers (representing 18 of Gazprom's oil and gas fields). DeGoyler & MacNaughton (see Appendix B — Part II) confirmed:

- high accuracy of estimates for initial geological hydrocarbon reserves (approximately 98%);
- high percentage of reserves migrating to proved category (within a 90% accuracy); and
- economic effectiveness of gas condensate production in the audited fields.

As at 31 December 1999, proved and probable natural gas reserves in Gazprom's evaluated fields amounted to 18.9 tcm according to DeGoyler & MacNaughton. With a 10% discount rate factored in, these reserves had an estimated net present value of U.S.$40.4 billion as at 31 December 1999.

Gazprom is in the process of obtaining a revised and updated independent evaluation of its natural gas reserves on the basis of international classifications and methodologies.

Substantially all hydrocarbon exploration and production licences held by Gazprom's subsidiaries were granted in 1993-1995 in accordance with the Law on Subsoil adopted in 1992 and Regulations on the Licensing and Use of Subsoil issued in 1992.

Extension of licences upon expiration is subject to approval by the federal and regional authorities which are signatories to the licences. The licences impose certain obligations on Gazprom to provide employment, develop local infrastructure, pay certain local and federal taxes and meet certain requirements relating to environmental matters. Licences may be suspended or revoked if the licencees fail to comply with their terms (See "Appendix B — Part I — Overview of the Russian Gas Industry and its Regulation"). Gazprom believes that it is substantially in compliance with the terms of all of its material subsoil licences (although technical breaches may have occurred).

As at 31 December 2001, the Group held:

- 80 production licences with initial terms of 20 to 25 years, with remaining terms of mostly between 13 and 20 years;
- 15 combined exploration and production licences with initial terms of 25 years, with remaining terms of mostly between 18 and 25 years; and
- 27 exploration and appraisal licences with initial terms up to 5 years (without development rights) and with remaining terms of up to 5 years.

Gazprom's reserves are highly concentrated. Out of total A, B and C_1 natural gas reserves of 28.1 tcm, 22.9 tcm (or 81.5%) are located in Western Siberia. Most of these reserves are concentrated in very large fields, such as Urengoiskoye, Bovanenkovskoye, Yamburgskoye and Zapolyarnoye. More than half of Gazprom's reserves are in the Senomanian deposit which is characterised by low bedding depth, high delivery rates of wells and dry natural gas.

As at 31 December 2001, Gazprom, through its wholly owned subsidiaries or through subsidiaries, in which Gazprom holds less than 100% of the Shares, held production licences for approximately 1,293.8 million tonnes of A, B and C_1 gas condensate reserves (attributable to Gazprom in proportion

to its actual shareholding), of which 779.7 million tonnes (or 60.3%) are located in Western Siberia, and 584.6 million tonnes of oil, of which 473.7 million tonnes (or 81.0%) are located in Western Siberia. The remaining reserves are located in other regions of Russia.

The following table sets out, as at 31 December 2001, a summary of all Gazprom's hydrocarbon reserves for which production licences had been awarded:

Region	Gas $(A+B+C_1)$ (tcm)	Gas Condensate $(A+B+C_1)$ (million tonnes)	Oil $(A+B+C_1)$ (million tonnes)
Reserves controlled through the wholly-owned subsidiaries			
Nadym-Pur-Taz	16.5	654.5	226.7
Yamal	5.8	100.2	227.0
Hanti-Mansiysky AO	0.02	—	4.8
Total for Western Siberia	22.3	754.7	458.5
Volga Region	0.9	58.2	20.9
North of the European Part of Russia	0.1	22.4	2.6
Astrahanskaya obl. and Northern Caucasus	2.7	405.1	0.7
Total	26.0	1,240.4	482.7
Reserves controlled through joint ventures (in proportion to Gazprom's actual shareholding)			
Western Siberia	0.6	25.0	15.2
Eastern Siberia (Tomsk)	0.1	9.4	7.5
North of the European Part of Russia (Barentsevo and Pecherskoe seas)	1.4	16.8	29.5
Volga Region	0.03	2.2	49.7
Total	2.1	53.4	101.9
Total reserves controlled by Gazprom	28.1	1293.8	584.6

Source: Gazprom.

The following table sets out, as at 31 December 2001 A, B and C_1 natural gas reserves for which Gazprom held production licences by major producing fields:

Fields	Reserves $(A+B+C_1)$ (tcm)
Western Siberia:	
Urengoiskoye(1)	5.9
Yamburgskoye	4.2
Zapolyarnoe	3.5
Medvezhe	0.6
Komsomolskoye	0.5
South Region:	
Astrakhanskoye	2.6
Volga Region:	
Orenburgskoye	0.8

Source: Gazprom.

(1) Includes the North Urengoi, Pestsov, West Pestsov and Yen-Yahinsk fields (Senomanian formation).

The following table sets out, as at 31 December 2001, A, B and C_1 natural gas reserves at Gazprom's major natural gas fields currently under development:

Fields	Reserves $(A+B+C_1)$ (tcm)
Yamal Peninsula:	
Bovanenkovskoye	4.4
Kharasaveiskoye	1.3
Barents Sea:	
Shtokmanovskoye (Gazprom's share)	1.4

Source: Gazprom.

In 2000-2001, Gazprom discovered two large offshore natural gas fields (Kamennomysskoye and Severokamennomysskoye) in the delta of the river Ob. Tentative estimates of A, B, C_1 and C_2 natural gas reserves in those fields exceed 450 bcm, which would add approximately 1-2% to Gazprom's existing reserve base (calculated on the basis of Russian classifications and methodologies).

Gazprom's current strategy is to focus on the exploration of new fields and natural gas-bearing horizons in proximity to already developed fields so as to achieve a balance between production and reserves growth.

The following table sets out the number of wells drilled by Gazprom in the period from 1999 to 2001, the number of productive wells and an estimate of the total A, B and C_1 natural gas reserves in such wells:

	1999	2000	2001
Number of exploration wells drilled	18	14	12
of which: productive	12	10	5
Addition to natural gas reserves resulting from geological exploration (bcm)	185.8	76.1	166.2

Source: Gazprom.

Production

Overview

In 2001, Gazprom produced 512.0 bcm of natural gas, 9.5 million tonnes of gas condensate and 704.4 thousand tonnes of oil compared to 523.2 bcm of natural gas, 9.3 million tonnes of gas condensate and 719.0 thousand tonnes of oil produced in 2000 respectively.

Gazprom produces natural gas, gas condensate and oil from 72 fields located in various regions of the Russian Federation. The main production regions are as follows:

- *West-Siberian region.* Gazprom's main natural gas production region which is characterised by severe weather conditions. There are 12 active natural gas, gas condensate and oil and gas condensate fields which account for 92.5% of natural gas, 52.4% of gas condensate and 72.2% of oil produced by Gazprom. Several production subsidiaries, including Nadymgazprom, Urengoygazprom, Yamburggazdobycha and Noyabrskgazdobycha operate in this region.
- *Urals region.* There is one active oil and gas condensate field, Orenburgskoye, which accounts for 4.5% of natural gas, 3.8% of gas condensate and 27.3% of oil produced by Gazprom. The operating company for this field is Orenburggazprom, which produces, processes and transports natural gas.
- *North-European region.* This region is characterised by severe weather conditions and has 4 active gas condensate fields accounting for 0.6% of natural gas and 4.0% of gas condensate produced by Gazprom. The operating production company for this region is Severgazprom.
- *Volga region.* There is one active gas condensate field in the region, Astrakhanskoye, which accounts for 2.1% of natural gas and 38.7% of gas condensate produced by Gazprom. The operating company for this field is Astrakhangazprom.
- *Northern Caucasus Region.* There are 54 fields which account for 0.4% of natural gas, 1.1% of gas condensate and 0.5% of oil produced by Gazprom. Production of hydrocarbons is carried out by Kubangazprom and Kavkaztransgaz.

Gas

In 2001, Gazprom produced 512.0 bcm of natural gas (compared to 523.2 bcm in 2000) which accounted for approximately 88.1% of the total amount of natural gas produced in Russia. The remainder of natural gas production in Russia is by independent natural gas producers as well as by certain oil companies.

As at 31 December 2001, Gazprom had a total of 9,302 natural gas wells and 569 oil wells in its fields.

The table below illustrates natural gas production for Gazprom's major natural gas fields for the period from 1999 to 2001:

	1999	2000	2001
	(bcm)	(bcm)	(bcm)
Urengoiskoye	209.1	193.3	180.4
Yamburgskoye	175.9	168.0	165.4
Medvezhiye	38.9	35.8	33.3
Komsomolskoye	30.4	30.5	31.0
Yamsoveiskoye	21.2	21.9	20.6
Yubileinoye	12.2	15.9	17.4
Western-Tarkosalinskoye(1)	13.4	13.7	13.6
Others	5.9	4.9	11.3
Total Western Siberia	507.0	484.0	473.5
Orenburg	24.8	24.1	22.8
Other	13.8	15.1	15.7
Total Gazprom	545.6	523.2	512.0

Source: Gazprom.

(1) The licence to develop the Western-Tarkosalinskoye field is held by Purneftegazgeologia, an entity unrelated to Gazprom. Gazprom is contracted to develop the field and builds its infrastructure, receiving 90% of natural gas production in return. The figures in the table reflect the 90% of the natural gas production that Gazprom is to receive pursuant to the terms of the contract with Purneftegazgeologia.

Gazprom is also developing new fields, particularly in the Nadym-Pur-Taz region, with a view to utilising the increased transmission capacity which will become available following the completion of the construction of the Yamal-Europe pipelines.

Between 1996 and 2001, Gazprom commenced the development of the West-Tarkosalinskoye field, the Yamsoveiskoye field, the Kharvutinskoye area of the Yamburgskoye gas condensate field and the Western and Northern areas of the Komsomolskoye field. In addition, two gas processing units have been put on stream at the Astrakhanskoye natural gas condensate field; both units have been commissioned at the Neocom deposit of the Yamburgskoye gas condensate field and a combined gas processing plant has been put into operation at the Yubileynoye field. In 2001, total production of gas from these fields amounted to 100.4 bcm. In addition, 22 booster compressor stations with total installed capacity of 1,343 megawatts commenced operation between 1996 and 2001, and 1,038 operating wells were brought on stream.

Infrastructure is being developed at the Zapolyarnoye field. This field commenced commercial production in the third quarter of 2001, after a gas treatment plant ("GTP") had been placed in operation which allowed 7.1 bcm of gas to be delivered during the remainder of 2001. During 2002 it is anticipated that this GTP will reach its full operating capacity of 35 bcm per annum.

By the end of 2002 it is further anticipated that a second GTP will come into operation, taking the Zapolyarnoye field's total gas production to 40.8 bcm per annum.

Once the planned third of GTP is commissioned in 2004, gas production is expected to rise to 70 bcm per annum. It is anticipated that the Zapolyarnoye field will reach full capacity equal to 100 bcm by 2005. Gazprom believes that this peak rate of gas production can be sustained for a 12 year period. Gazprom believes that by bringing the Zapolyarnoye field on stream will compensate for the declining production in mature fields such as Urengoyskoye and the overall decrease in natural gas production in Western Siberia.

Gazprom intends to maintain an average annual production level of 530 bcm between the years 2003 and 2010. In order to maintain such average annual production levels. Gazprom has determined that the gas and gas condensate fields of both the Yamal Peninsula and the Karskoye Sea shelf need to have commenced production in addition to the anticipated production levels at developed fields with existing infrastructure in the years 2007 to 2010.

Gas Condensate

Gazprom's gas condensate production in 2001 amounted to 9.5 million tonnes (compared to 9.3 million tonnes in 2000). 91.1% of such gas condensate was produced from the Urengoiskoye, Astrakhanskoye and Yamburgskoye fields. Gazprom intends to increase condensate production, particularly in the Yamburgskoye and Astrakhanskoye fields and bring on stream the En-Yahinskoye field during 2003.

The table below illustrates gas condensate production from Gazprom's major fields for the period 1999 to 2001:

	1999	2000	2001
	(thousand tons)	*(thousand tons)*	*(thousand tons)*
Urengoiskoye	3,772.7	3,516.5	3,635.6
Yamburgskoye	1,554.5	1,519.3	1,335.7
Astrahanskoye	3,046.9	3,413.4	3,670.5
Others	799.5	846.0	840.2
Total	9,173.6	9,295.2	9,482.0

Source: Gazprom.

The production of gas condensate has increased over recent years as new gas condensate fields have been brought on stream.

Oil

In 2001, Gazprom produced approximately 704.4 thousand tonnes of oil (compared to 719.0 thousand tonnes in 2000) from the perimeters of its two main gas condensate fields, namely Urengoyskoye and Orenburgskoye.

The table below illustrates oil production in Gazprom's major fields for the period 1999 to 2001:

	1999	2000	2001
	(thousand tons)	*(thousand tons)*	*(thousand tons)*
Urengoyskoye	543.1	512.0	508.3
Orenburgskoye	173.4	205.5	192.6
Others	—	1.5	3.5
Total	716.5	719.0	704.4

Source: Gazprom.

Gas and Gas Condensate Processing

Gazprom operates six natural gas and gas condensate refineries which remove hazardous and corrosive substances from natural gas and gas condensate, thoroughly dry the natural gas and prepare it for transportation. The stabilisation of gas condensate results in liquefied gases and a broad range of oil products.

Natural gas and gas condensate refineries are sophisticated, state of the art plants that combine chemical facilities with petroleum refining facilities. Some plants have implemented unique technologies for treating natural gas with a high sulphur content (the Astrakhan plant treats natural gas with hydrogen sulphide and carbon dioxide content reaching 40%), and produce odorants, technical carbon and gaseous and liquid helium. All such plants are directly linked to respective gas condensate fields and constitute single technologically-related complexes.

Astrakhan Gas Refinery. This is an all-round refinery for the processing of natural gas with a high sulphur content and gas condensate extracted from the Astrakhan gas condensate field. The plant comprises two lines, each having an annual capacity of 6 bcm of refined natural gas. The refinery's products include:

- dry market-grade natural gas which is fed into trunk pipelines;
- natural gas-derived sulphur;
- motor gasoline;
- diesel;
- residual fuel oil;
- industrial-grade propane/butane mixture; and
- industrial-grade butane.

Orenburg Gas Refinery. One of the world's largest refineries, it processes natural gas with a high sulphur content and gas condensed hydrocarbons. The refinery's products include:

- dry market-grade natural gas;
- stabilised gas condensate;
- liquefied natural gas;
- multi-component hydrocarbon distillate (MHD);
- natural gas-derived sulphur; and
- odorants.

Orenburg Helium Plant. This is Russia's largest producer of helium. The plant's products include:

- gaseous and liquefied helium;
- ethane;
- multi-component hydrocarbon distillate (MHD); and
- liquefied natural gas.

Sosnogorksy Gas Refinery. The refinery's products include:

- dry market-grade natural gas;
- liquefied natural gas;
- stablised gas condensate;
- motor gasoline; and
- technical carbon.

The West Siberian refining complex comprises two facilities: the Urengoy Condensate Preparation Plant and the Surgut Condensate Stabilisation Plant.

Urengoy Condensate Preparation Plant. The plant's products include:

- de-ethanised natural gas (used as feedstock for further refining at the Novo-Urengoy Gas Chemistry Complex—see "International Projects and Alliances");
- stabilised gas condensate;
- motor gasoline; and
- diesel.

Surgut Condensate Stabilisation Plant. One of the world's largest refining complexes, it processes oil and gas condensate mixture produced from the West Siberian fields. The refinery's products include:

- stabilised condensate;
- motor gasoline;
- diesel;
- liquefied gases; and
- isopentane.

The table below shows the volumes of key products which were produced and refined by the Group in the period from 1999 to 2001:

	Measuring Unit	1999	2000	2001
Processing of the raw material:				
Gas processing	bcm	34.8	35.3	34.6
Primary processing of oil and gas condensate	thousand tonnes	4,950	4,881	4,966
Processing product:				
Dry natural gas	bcm	28.0	27.9	27.1
Liquefied natural gas	thousand tonnes	1,364	1,834	2,111
Ethane	thousand tonnes	310	302	286
Stable condensate	thousand tonnes	5,912	6,049	6,048
Gazoline	thousand tonnes	1,103	1,124	1,216
Diesel fuel	thousand tonnes	1,521	1,513	1,617
Furnace fuel oil	thousand tonnes	358	380	384
Sulphur	thousand tonnes	4,068	4,484	4,695
Helium	thousand cubic metres	4,628	5,274	5,336
Odorant	thousand tonnes	3,177	3,316	3,411
Technical carbon	thousand tonnes	24	26	29
De-ethanised natural gas	mcm	797	733	736.5

Source: Gazprom.

Transportation

Gazprom owns and operates the UGSS, a single centrally controlled system for natural gas production, processing, transportation, storage and deliveries. The UGSS includes the world's largest high pressure trunk pipeline system with approximately 150,000 km of pipelines. Gas transportation is powered by 253 compressor stations with a total capacity of approximately 42,600 MW. Seasonal peak loads are levelled off using 22 underground natural gas storage facilities with an active storage capacity of approximately 57.9 bcm.

Gas for domestic consumption and export is transported for an average distance of approximately 2,500 km in Russia. Gazprom's dispatch management centre, located in Moscow, controls and manages the transportation of gas in Russia.

The total volume of natural gas consumed by the pipeline system was approximately 45.7 bcm in 2001, 86% of which was used for internal consumption and the rest absorbed by technical losses (including natural gas leakage).

The following table sets forth some key figures in respect of the UGSS natural gas balance for 1999 to 2001 (excluding Central Asia transit gas):

	1999 *(bcm)*	2000 *(bcm)*	2001 *(bcm)*
Total natural gas transported (including natural gas produced by independent suppliers)	607.7	608.8	590.3
Underground storage:			
Withdrawals	(52.5)	(53.3)	(48.3)
Additions	52.6	60.3	46.8
Changes in natural gas volume within UGSS pipelines	(0.3)	0.3	0.4
Exports:			
Western Europe	88.4	90.4	86.6
Central and Eastern Europe	38.4	38.6	40.4
FSU	77.7	63.6	52.9
Technological needs and transportation system losses(1)	50.8	47.1	45.7
Deliveries within Russia/Russian Economy	299.8	308.4	317.5

Source: Gazprom.

(1) Includes own consumption required to run the natural gas pump turbines, plus technological losses, including gas leakages.

Gazprom's pipeline system transports natural gas principally from the large Western Siberian fields westward towards the heavily populated regions of Russia, the main export markets of Western and Central and Eastern Europe, Turkey and certain FSU countries. Other parts of the pipeline system originate in the Volga-Urals region natural gas fields, including the Orenburgskoye and Astrakhanskoye fields. Several large pipeline systems from Kazakhstan also enter Russia from natural gas fields in Turkmenistan, Uzbekistan and Kazakhstan.

All of the natural gas exported by Gazprom to Europe (except Finland) is transported through pipelines maintained by other countries, primarily the Ukraine. Gazprom pays transit fees for the use of these pipelines. The negotiations of these fees and access to these pipelines are important elements of Gazprom's export business. Transit fees are a significant element of the natural gas price to end users in Europe.

The maintenance of Gazprom's natural gas transportation business is organised on a regional basis through specialised gas transportation subsidiaries and a number of production subsidiaries which also operate pipelines. The gas transportation subsidiaries are responsible for the operation and maintenance of pipelines and for the transit of natural gas to regional and local distribution companies or directly to end-consumers. Gazprom's subsidiaries have laid, at their own expense, 1,000 km of gas transportation pipelines in 2001. Gazprom also owns various interests in regional and local distribution companies equating to around a 10% market share of the Russian gas distribution business.

The high level of integration of Gazprom's pipeline network, achieved by the use of multiple and parallel pipelines, inter-connectors and underground storage facilities, ensure that natural gas deliveries to distributors, export customers and consumers are reliable. Gazprom believes that within the past ten years there have been no significant supply interruptions to consumers, despite several pipeline failures, as a result of the use of available spare transportation capacity within the UGSS.

The construction of Gazprom's gas pipeline system was started 57 years ago with the first Saratov-Moscow pipeline, however the majority of Gazprom's gas pipeline system was constructed during the period from 1970 to 1990. The age of the pipeline system, as at 1 January 2001, is shown in the table below:

Years Since Construction	Length (km)	%
Up to 10 years	25,169	17
11-20 years	63,239	43
21-33 years	39,360	26
Over 33 years	21,132	14
Total	148,900	100

Source: Gazprom.

The continuous and long term operation of the pipeline system, combined with ageing and worn and obsolete equipment, dictate the maintenance requirements of the gas lines and compressor station facilities. Annual capital repairs and preventative maintenance programmes are carried out with a view to enhancing efficient gas flow distribution, reliable gas supply and technological and environmental safety of the transportation operations. Maintenance work is preceded by gas pipeline inspection achieved through various means. In 2001, 11,300 km of pipelines were inspected using in-the-pipe probes, while 40,000 km of trunk gas lines were checked using electric measurements. Following such diagnostic checks, 1,111 km of pipelines and 251 underwater crossings were overhauled. As a result of such pipeline repairs, the incidence of faults that involve interruptions or restrictions of gas supply dropped from 0.58 per 1000 km of pipelines in 1985 to 0.19 in 2001.

Under the auspices of the EBRD, 13 Western European companies, (in conjunction with Gazprom's specialists) conducted a two-year study of the UGSS between 1993 and 1995, in order to assess the system's condition and to formulate measures for improving its performance. The final

report, which was based on an analysis of the operation of the UGSS in 1995, showed that, in most cases, the extensive branching structure of the UGSS, together with the availability of spare pipeline through put capacity, enabled natural gas flow to be either re-routed or increased in the case of an emergency.

Gazprom is continually working to improve the UGSS. It has developed a detailed programme to refurbish a number of its compressor stations and gas pipelines by year end 2005. The programme includes plans for the replacement of worn out and obsolete compressor gas pumping units with state-of-the-art hardware as well as the implementation of process controls and optimisation systems, both for individual pipelines and for the system as a whole. To date, this programme has resulted in 53 gas pumping units being refurbished and 35 replaced. The new units have a total power output of 508MW.

Gazprom believes that the programme will allow it to achieve a significant reduction in its in-house gas consumption as well as a reduction in atmospheric pollution. The programme has already delivered improvements with emissions in 2000 being 26,200 tons lower than in 1999. This figure includes a reduction of carbon oxide emissions by 4.7% and of nitrogen oxides emissions by 5.6%.

Gazprom outsources a significant amount of its pipeline construction work to third party contractors through a tender process. Construction contracts are awarded to the most competitive bidder by the Gazprom Tender Committee. Stroytransgaz has been a successful bidder for a large number of Gazprom's construction projects, due to the competitive terms that it has offered and its historical experience of previous successful co-operation with Gazprom.

Gazprom has confirmed that all transactions with Stroytransgaz have been conducted on an arm's length basis and on normal commercial terms.

Gazprom provides the independent suppliers with access to the UGSS subject to the following requirements:

- Availability of spare transport capacity for the time period proposed by the independent supplier;
- Adequate quality and technical parameters of natural gas suppliers;
- Availability of secondary routes for supply and off-take of natural gas equipped with adequate metering devices; and
- Availability of natural gas supplies and relevant customer demand for the proposed time period.

During the year 2001 a total of 24 independent gas suppliers, with a cumulative volume of gas transported equating to 11.6% of total volume of gas transported through the UGSS, had access to Gazprom's transportation system.

Underground Storage

Currently Gazprom operates 22 underground storage facilities in Russia. By the beginning of the 2001/2002 heating season market-grade natural gas reserves equal to 60 bcm of gas were stored in these storage facilities. The capacity of the underground storage facilities allowed Gazprom to supply 17% of the annual volume of gas consumption from these facilities of which 25% were supplied in winter. Currently 5 new underground gas storage facilities are under construction.

In 2001, pursuant to existing contracts, Gazprom arranged storage of a total of 1.6 bcm of Russian natural gas in Latvia and Germany and 3.6 bcm in Ukraine under previously agreed storage lease contracts.

Electricity

The operation of the industrial facilities owned by Gazprom is supported by Gazprom's own generation facilities. Currently Gazprom operates 73,500 km of electricity transmission lines and 9,400 electric power stations with a total capacity of 8.6 million kW.

Production of electricity in 2001 reached 1,506.3 GWh, which is an increase of 34.8% on the previous year.

Communication

Gazprom has developed an extensive internal communications network, which it maintains and operates in conjunction with the UGSS with a view to ensuring the technical reliability and safety of the UGSS.

The system consists of a ground based network and a satellite system. The ground based network includes 72,000 km of cable communication lines, 17,100 km of multi-channel radio lines and 628 automated telephone stations with total capacity of 245,000 numbers. The satellite system consists of the satellite "Yamal-100" and 105 land-earth stations which transmit to and receive signals from the satellite.

Strategy

Gazprom's main strategic objective is to increase profitability and to further strengthen its position in the domestic, FSU and European gas markets while continuing to satisfy the demand for natural gas and to improve payment discipline in Russia.

Increase efficiency of domestic operations: The efficiency of domestic operations is contingent on the improvement of payment discipline and the profitability of domestic sales.

Improve profitability of domestic sales: The domestic natural gas prices are controlled by the state. Gazprom continues to work with state bodies to eliminate the current disparity between export and domestic gas prices. The Government has decided to increase domestic natural gas prices by 20% as of 15 February 2002.

Further improve payment discipline: Gazprom has improved and intends to further improve payment discipline in the domestic market by imposing stricter payment requirements and targeting its largest debtors.

Achieve planned long-term production levels: Gazprom plans to maintain future production at an average annual level of 530 bcm for the next ten years. In 2001, the Zapolyarnoye natural gas field with an anticipated annual production level of 100 bcm was brought on stream.

Expanded export capacity: Gazprom is working on the construction and expansion of its export transportation network, including the Yamal-Europe, Blue Stream and Trans-Balkan pipeline projects, provide diversification of routes and greater security of gas deliveries to Gazprom's principal markets.

Maintenance of long-term natural gas supply contracts: Gazprom intends to maintain its portfolio of long-term natural gas supply contracts with European customers, capitalising on an increasing demand for gas in the region and its track record as a reliable supplier.

Vertical integration and diversification into petrochemicals production: This strategy is being pursued both domestically and internationally through acquisitions and joint ventures aimed at capturing wider distribution and value-added margins and securing its competitive position in the domestic, FSU and European gas markets. Gazprom holds 51% of voting shares in Sibur, a major Russian petrochemical company which owns assets in certain FSU countries as well as in Central and Eastern Europe.

New Markets: Gazprom plans to develop new markets with particular focus on Southern Europe, the United Kingdom and China.

International Projects and Alliances

The Yamal-Europe Pipeline Project

In order to increase the export of Russian natural gas to Europe, Gazprom is proceeding with the Yamal-Europe project. The Yamal-Europe project consists of constructing pipelines from the northern parts of the Tyumen region in Russia to Germany, running through the territories of Belarus and Poland. The projected annual capacity of the first stage of the pipeline is approximately 30 bcm. The new transportation route, is being constructed in reverse order, i.e. from the consuming regions to the production areas.

In October 1999 the most important section of the first pipeline (approximately 1,230 km) running from compressor station Nesvizhskaya in Belarus to connect with the German STEGAL pipeline and three compressor stations became operational.

The commissioned facilities account for more than 50% of the pipeline potential output. Gas supplies via Yamal-Europe started on 7 November 1999. The owner of the German section of this pipeline is Wingas, the joint venture between Gazprom and Wintershall and of the Polish section is Europol Gaz, a joint venture in which Gazprom, PGNiG (the 100% state-owned Polish gas company) and Polish joint stock company Gaztrading participate. Completion of the remaining pipeline section within Belarus is expected to take place in 2002-2003.

In addition, in Russia, construction of the gas lines of the pipeline from Torzhok to the Belarus border is expected to be completed in 2002-2003. Torzhok is a key pipeline junction north of Moscow where several of Gazprom's trunk pipelines converge.

In addition to increasing exports, the Yamal-Europe Project is expected to enhance supply reliability through the creation of a new export route. Connecting the Yamal-Europe pipeline to the existing natural gas transportation network in Germany will allow for the full integration of this pipeline into the European gas network.

A decision of Gazprom as to whether to construct a second Yamal-Europe trunk pipeline will depend on (i) demand for natural gas in western Europe and (ii) the economic efficiency of exporting gas in this manner.

Blue Stream Project

In alliance with key Italian gas purchaser and distributor ENI, Gazprom is constructing a new gas trunk pipeline from Russia via the Black Sea to Turkey. It is anticipated that annual volume of natural gas exports along this pipeline will amount to 16 bcm from 2008. Gazprom expects to commence natural gas exports to Turkey via the Blue Stream Project route in 2002. It is anticipated that, by 2008, the total volume of Russian natural gas exports to Turkey will be 30 bcm. Upon completion, this project will further open the promising Turkish market to Gazprom.

In November 1998, Gazprom and ENI entered into a memorandum of understanding to participate on an equal basis in Blue Stream Pipeline Company B.V., a special project company for the development and operation of a natural gas transportation system from Dzubga (including the Beregovaya compressor station located in the vicinity of Dzubga in Russia) to Samsun in Turkey (the "Offshore Section"). This system will be connected to Gazprom's existing pipeline network through a new pipeline running from Izobylnoye to Beregovaya (the "Onshore Section"). The Onshore Section and the Offshore Section together constitute the Blue Stream Project.

The pipeline from Russia to Turkey will be approximately 760 km long of which about 390 km will run under the Black Sea. The Onshore Section of the Blue Stream Project is connected to the existing Gazprom pipeline network through a pipeline from Frolovo to Izobilnoye, which was commissioned in 1998.

A pipeline connection from Russia to Turkey running through the Black Sea is over 980 km shorter when compared to an onshore pipeline passing through the territories of the Ukraine, Moldova, Romania and Bulgaria.

The total estimated construction cost of the Offshore and Onshore Sections of the Blue Stream Project is approximately U.S.$3.3 billion. The value of the turnkey contract for the construction of the Offshore Section of the pipeline and the Beregovaya compressor station is approximately U.S.$1.7 billion.

To fund the project Gazprom and Blue Stream Pipeline Company B.V. has signed agreements with a consortium of Western European and Japanese banks to raise loans to finance the Blue Stream Project. The total amount of loans available to Gazprom and Blue Stream Pipeline Company B.V. for the Blue Stream project is U.S.$1.76 billion where Gazprom is the borrower of record in respect of U.S. $573 million (the first tranche of which, amounting to U.S.$117 million, was drawn down by Gazprom in May 2001) and Blue Stream Pipeline Company B.V. is the borrower in respect of U.S.$1.187 billion. At 30 September 2001 Blue Stream Pipeline Company B.V. drew down RUR 23,747 million (U.S.$808 million of the credit facility, of which RUR 11,697 million (U.S.$398 million) was guaranteed by Gazprom. The remainder of the financing for the Offshore Section of the Blue Stream Project is covered by the various contributions of the equity sponsors of the project, Gazprom and SNAM (ENI's subsidiary) and a U.S.$866 million loan provided under the guarantee of SNAM. Any additional financing required for the Onshore Section of the Blue Stream Project will be provided by Gazprom out of its own funds and through other debt financing. For example, in February 2001, Gazprom received a loan for these purposes of €250 million from a consortium of international banks led by Bayerische Hypo-und Vereins Bank. The loans received by Gazprom to implement this project are issued on a secured basis.

ENI

On 11 February 1998, Gazprom concluded a strategic alliance agreement with ENI. The agreement envisaged co-operation between the parties on the exploration and production of hydrocarbons. In accordance with the terms and conditions of the strategic alliance agreement, the parties are to establish a joint venture whose aim is to study and develop the paleozoic deposits of the Astrakhan field. The constitutive documents for the joint venture are in their final drafting stages.

Shell

On 17 November 1997, Gazprom signed a strategic alliance agreement with Shell, which contemplated the parties' joint co-operation on several projects, including a project associated with prospecting, assessment, development and production of oil and natural gas from the Neokomian deposits of the Zapolyarnoye field, which totals 516.5 bcm of A, B, C_1, and C_2 natural gas reserves (according to Russian classifications and methodologies), 88.8 million tonnes of gas condensate reserves and 59.4 million tonnes of oil reserves. Gazprom has, in co-operation with Shell, performed a preliminary review and a feasibility study of the project. The joint venture is expected to produce approximately 14.6 bcm of natural gas and 2 million tonnes of gas condensate per year by the third year of operation.

So far, the parties are in the process of negotiating the draft joint venture agreement, coordinating projects for Shell's participation in the extension of the gas transportation system, and negotiating the terms of financing and implementation of the production sharing agreement. In accordance with the strategic alliance agreement, Shell proposed to create an international consortium to oversee investment in the Ukraine's gas transit system, the main objective of which would be to organise proper management and control over that system. The parties are presently continuing consultations in respect of the above issues. Gazprom and Shell are continuing negotiations with Petro China in connection with a West-East trans-Chinese gas pipeline construction project. In December 2001 the parties signed an Intermediate Framework Agreement on the creation of a joint venture company by the Gazprom-Shell consortium and Petro China.

BASF

Gazprom is supplying an increasing proportion of natural gas to the Western and Central and Eastern European markets via transportation and marketing companies in which it has equity interests.

In Germany, Gazprom and BASF agreed to undertake joint marketing of natural gas and to build and operate gas pipelines and supply networks in 1990. This agreement led to the construction of the STEGAL gas pipeline which, with a total length of 313 km, connects the MIDAL gas pipeline with the Czech natural gas pipeline system.

Gazexport, through its German subsidiary, Zarubezhgaz Erdgashandel ("ZGG"), owns a 35% shareholding in Wingas. Wingas in turn owns the MIDAL-STEGAL pipeline system and a natural gas storage facility at Rehden with a current utilised capacity of 4.2 bcm. The total amount invested into the MIDAL-STEGAL pipeline system and the gas storage facility at Rehden amounts to approximately DM 4 billion, including Gazprom's contribution of DM 1.4 billion.

Gazexport and Wintershall each have a 50% shareholding in the gas trading company Wintershall Erdgas Handelshaus ("WIEH"). WIEH purchases its natural gas supplies exclusively from Gazprom under long-term contracts. Two long-term natural gas supply contracts have been concluded with WIEH for a total annual volume of 13.8 bcm. Sales by WIEH are to Wingas, Verbundnetzgas, a major natural gas distributor in eastern Germany (of which ZGG owns approximately 5%) and BASF. Wingas' gas sales are to municipal undertakings, gas utilities and major industrial consumers. Gazprom has concluded two long-term natural gas supply contracts with Wingas for a total annual volume of 5.8 bcm. In 2001, Gazprom supplied 13.5 bcm of natural gas to Wingas and WIEH for sale in Germany and some other Western European countries. Overall, Gazprom supplied 111.1 bcm of natural gas to WIEH and Wingas between 1991 and 2001. During the same period, Gazprom supplied 30.0 bcm of natural gas to WIEH for resale in Bulgaria and Romania.

At the end of 1998, the 294 km long WEDAL pipeline became operational, linking the Wingas pipeline network with the Belgian pipeline system and the Interconnector pipeline which links the UK gas transportation system to the continent. Gazprom has acquired a 10% interest in the Interconnector pipeline. Initially, the WEDAL pipeline was designed to transport UK gas under contracts between Wingas, British Gas and Conoco and provides Wingas with the security of supply from diverse transportation sources. Gas supplies from Continental Europe to the UK may also be carried through the Interconnector pipeline.

At the end of 1999, a 340 km pipeline, known as the YAGAL pipeline, with a capacity of 26.0 bcm per year was put into operation. This pipeline connects the Yamal-Europe pipeline with the STEGAL pipeline. The completion of this pipeline enabled Gazprom to expand its supplies of natural gas to European countries and improved the reliability and flexibility of supplies of Russian natural gas to Germany.

Under the strategic alliance agreement between Gazprom and BASF, a feasibility study for the joint development of the Achimovsk formations of the Urengoyskoye field was jointly prepared and coordinated by Gazprom and Wintershall. The terms and conditions of the joint venture are currently being negotiated.

Transbalkan Pipeline Project

Gazprom is evaluating the possibility of increasing and diversifying its gas transportation routes to the Balkan states and Turkey. In order to increase natural gas supplies to the Balkan states, Gazprom, in association with various national companies, is working on the expansion and modernisation of the existing pipeline network in the Ukraine, Romania and Bulgaria (the Transbalkan Pipeline Project).

Expansion of transit capacities within the Ukraine providing for the construction of a gas pipeline and a compressor station is being gradually implemented. A compressor station, Tarutino, was put into operation in 2001 within the operating transit gas pipeline Ananiev-Tiraspol-Izmail. At present the next phase of the project, the construction of loopings within the gas pipeline Annaniev-Tiraspol-Izmail, is being introduced. The Transbalkan pipeline project envisages the completion of construction and expansion of the transit capacities within Romania and Bulgaria in 2002.

South Pars

On 28 September 1997, Total (now TotalFinaElf), signed an agreement with the National Iranian Oil Company for the development of the second and third phases of the South Pars field. Gazprom, Petrolian Nacional Berhad (Petronas), the Malaysian state oil company and Total signed a partnership agreement for the development of the project, with a total cost of U.S.$2 billion. Pursuant to the terms of the agreement, Gazprom obtained a 30% interest.

Presently, the construction of two production platforms and two off-shore pipelines is almost completed and the completion of an on-shore gas complex is expected in March 2002. Production of natural gas and gas condensate and oil is expected to start in April 2002.

Rosneft

Within the framework of an agreement entered into by Gazprom and Rosneft on 4 October 2001 to create a joint venture company for the development of Kharampurskoe, Byngayakhinskoe, Etypurovskoe, Prirazlomnoe and Shtokmanovskoe fields, work is being carried out on the Kharampurskoe field project.

Novy Urengoy Chemical Complex

The Novy Urengoy Chemical Complex was designed in cooperation with Salzgitter Anlagenbau and Linde, with some BASF participation. The majority of the equipment necessary to build the Novy Urengoy Chemical Complex in Western Siberia has been delivered.

The Novy Urengoy Chemical Complex will process 1.62 million tonnes of de-ethanised natural gas a year, yielding 340 thousand tonnes of ethylene to be used as feedstock for 300 thousand tonnes of high pressure polyethylene. By-products will include 280 thousand tonnes of long distillate of light hydrocarbons as well as up to 920 thousand tonnes of annual methane gas production. The loan agreement for the financing of this project is currently being negotiated.

Other Joint Ventures

In addition to its activities in Germany, Gazprom has also established further joint ventures to transport and market natural gas in other European markets. In certain countries, Gazprom's subsidiaries or affiliates also distribute natural gas. Gazprom's strategy of acquiring equity participations in gas transportation companies and gas marketing companies, which has been successfully implemented in Germany, has also been applied in other European markets. In Finland, Gazprom acquired a 26% interest in the national gas distribution system in 1994 through the formation of Gasum, a joint venture with Neste (now Fortum). Gasum is the sole distributor of natural gas in Finland and is supplied exclusively by Gazprom. In Poland, Europol Gaz, a joint venture in which Gazprom has a 49% interest, is engaged in the construction of the Polish section of the Yamal-Europe Project. Post completion, Europol Gaz will own the Polish section of the transit pipeline and transport Russian natural gas to Germany. The following table summarises the main natural gas transportation and marketing joint ventures in which Gazprom, or Gazexport, participated in other European markets as at 30 September 2001:

Country	Entity	Interest	Joint Venture Partner	Description
Austria	GWH Gas und Warenhandelsgesellschaft	50%	OMV	Gas marketing and general trading company
Bulgaria	Overgaz	50%	Overgaz	Gas transportation and marketing of Russian natural gas in Balkan countries
Finland	Gasum	25%	Fortum Oy, Ruhrgas, The State of Finland, Finnish companies	Gas transportation and marketing
France	FRAGAZ	50%	Gaz de France	Gas trading and general trading activities
Greece	Prometheus Gas	50%	Copelouzos Group	Gas marketing and natural gas transport management
Hungary	Panrusgaz	33%	MOL	Gas marketing
Italy	Promgas	50%	SNAM	Gas marketing
Poland	Europol Gaz	49%	PGNiG Gas Trading	Transportation, construction, ownership and operation of the Polish section of the Yamal-Europe project
Poland	Gas Trading	16%	PGNiG, Bartimpex, WIEH Wenglokoks	Gas marketing
Slovakia	Slovrusgaz	50%	SPP	Gas transportation and marketing, general trading business
Turkey	Turusgaz	45%	Botas, Gama	Gas marketing

Source: Gazprom.

Non-Core Investments

The Group engages in various non-core activities which are ancillary to its main business. These supporting operations include construction and production of construction materials, food processing and procurement, transportation (including auto transport and aviation), and manufacturing of equipment for the gas industry and telecommunications amongst others.

In addition, Gazprom has investments in various other businesses which are not related to its core operations. Such investments mainly represent equity holdings which have been received in the course of privatisation (e.g. interests in agricultural, civil, construction, medical care enterprises and others), acquired either through debt for equity swaps (e.g. stakes in regional utility companies) or directly for strategic and other considerations. Amongst the Group's largest investments is Gazprombank, although Gazprom's liability is limited to the extent of its equity participation, Russia's fourth largest bank if measured by total assets, which services the majority of Gazprom's banking needs; Gazfund, the largest private pension fund in Russia, which Gazprom uses to provide pension services to its employees; and Gazprom-Media, Gazprom's media holding company with stakes in a number of media outlets, including NTV, Russia's largest independent TV channel. Following recent successful litigation to enforce the share pledge that was given as collateral for the guarantee by Gazprom of loans to Media-MOST, NTV's parent company Gazprom-Media, as of the date of this Offering Circular, controls a 65% stake in NTV and more than 50% in a number of other Media-MOST companies. Gazprom has, however, recently started preparations for the sale of its stakes in NTV and other Media-MOST companies and has obtained an independent evaluation of these stakes.

Capital Expenditure

Net cash used for investment activities decreased by 3% from U.S.$2,218 million in 1999 to U.S.$2,156 million in 2000. An overall 15% increase in cash capital expenditure from U.S.$1,635 million in 1999 to U.S.$1,884 million in 2000 was made possible by the availability of cash flow generated internally through improved operating performance.

The majority of Gazprom's fixed asset investments (both cash and non-cash) were related to capital expenditure on the transportation infrastructure and production assets. Capital expenditure on the transportation infrastructure comprised U.S.$1,617 million, or 35% of total capital expenditure in 2000, down from U.S.$3,269 million in 1999 due to the completion of certain pipeline construction projects. Capital expenditure on production assets comprised U.S.$1,687 million, or 36% of total capital expenditure in 2000, increasing from U.S.$1,246 million in 1999 in line with Gazprom's strategy to develop new gas fields, including Zapolarnoye, in order to maintain production volumes.

Capital expenditure by category for 1999-2000 amounted to the following:

	Year ended 31 December 2000 in U.S.$ million (1)	Year ended 31 December 2000 in RUR million(2)	Year ended 31 December 1999 in U.S.$ million (1)	Year ended 31 December 1999 in RUR million(2)
Transportation	1,617	47,515	3,269	96,063
Production	1,687	49,578	1,246	36,623
Refining	103	3,025	71	2,073
Distribution	13	379	48	1,414
Other	1,205	35,425	1,065	31,293
Total	4,625	135,922	5,698	167,466

Notes:

(1) Totals may not add due to rounding. The U.S.$ amounts shown above have been translated from the Rouble amounts at the rate of RUR 29.39 = U.S.$1.00, which is the rate published by the Central Bank of Russia on 30 September 2001.

(2) All Rouble amounts have been restated in terms of the equivalent purchasing power of the Rouble as at 30 September 2001.

The U.S.$ amounts are provided for convenience only and should not be construed as representations that the Rouble amounts have been or could be converted into U.S.$ at that or any other rate or as being representative of U.S.$ amounts that would have resulted if Gazprom reported its IAS financial statements in U.S.$.

Net cash used for investment activities for the nine month period ended 30 September 2001 was RUR 32,092 million (U.S.$1,092 million).

In 2001, for the implementation of the investment programme Gazprom approved a U.S.$3.23 billion capital expenditure budget. In 2002 Gazprom plans to direct approximately U.S.$4.5 billion for the implementation of the investment programme, an increase attributable to the objective of maintenance of gas production at the level of 520 bcm.

Research and Development

Gazprom has pursued a policy of investing in research and development in a number of priority scientific and technical areas. There has been a focus on expanding the mineral resource base of the gas industry, developing hydrocarbon deposits in new regions (for example, Ob-Taz Estuary, Arctic offshore fields and the Yamal Peninsula), improving the reliability of the UGSS, developing off-shore oil and gas reserves, creating energy and resource saving technologies and next generation equipment, increase in the use of alternative resources of hydrocabon raw materials, improved organisational and management systems of Gazprom, optimised financial, investment and pricing policies and increased ecological and industrial safety.

Total spending on research and development amounted to U.S.$165 million in 2000 which is an increase of 55% from U.S.$107 million in 1999. For the nine month period ending on 30 September 2001 total spending on research and development was U.S.$67 million.

Environmental Matters

Gazprom's current environmental standards and policy follow existing Russian environmental regulations and laws. Gazprom generally considers, with due regard to existing Russian and international environmental standards, the environmental impact at the planning stage and takes this impact into consideration at all later stages of the project. To date, there have been no serious accidents that have had a significant environmental impact.

Gazprom has developed and continues to improve a system for monitoring harmful leaks, water contamination, and the quality of air, water and soil in the Russian regions in which UGSS objects are located based on International Standard ISO 14000. In a number of regions this system has become an integral part of the Russian Federation's unified State Ecological Monitoring System.

In accordance with Russian legal requirements relating to environmental protection, Gazprom makes obligatory payments to ecological funds and state authorities for environment pollution: RUR 74.1 million in 1999; RUR 75.8 in 2000 and RUR 119.0 million in 2001. The increase in the amount of the obligatory payments is the result of the annual introduction of increasing correction coefficients. Moreover Gazprom paid the following environmental penalties: RUR 0.85 million in 1999, RUR 0.8 million in 2000 and RUR 0.5 million in 2001 relating to enviromental protection purposes.

Gazprom's 1999 balance sheet, prepared in accordance with IAS, contains provisions for environmental payments (which take into account probable liabilities that can be reasonably estimated). Such provisions have been made in accordance with what Gazprom believes is a reasonable and prudent policy which takes into account payments made in prior years, among other factors. However, in Russia in particular, Federal, regional and local authorities may enforce existing laws and regulations more strictly than they have done in the past and may impose stricter environmental standards or higher levels of fines and penalties for violations than those now in effect. Accordingly, Gazprom's management is unable to estimate the future financial impact of Gazprom's environmental obligations with a high degree of certainty. However, Gazprom does not expect environmental obligations to have a material, adverse effect on its future financial condition.

Litigation and Investigations

Gazprom has been and continues to be, from time to time, the subject of legal proceedings and other investigations in the ordinary course of its business.

In January 2001, the Accounting Chamber of the Russian Federation completed a five month audit of Gazprom. The audit report stated that in 2000 there was a decline in Gazprom's gas production compared to 1999; that there was a decline in capital expenditure; that Gazprom transferred natural gas to the Yamal-Nenets autonomous region as payment for the mineral resource base restoration tax; that there was an increased growth in accounts receivable and payable, that Gazprom had granted

low or interest-free loans to third parties; that Gazprom had made long-term investments in non-core activities and that Gazprom in 1998 and 1999 was granted, contrary to tax legislation, a special tax regime which resulted in 1999 of the underpayment to the Federal Budget of RUR 22,020 million.

Gazprom has received a request for information from the European Commission with respect to exclusivity clauses in Gazprom's contracts with various Italian utilities, under which Italian utilities are prevented from selling gas on to other off-takers in Western Europe outside of the Italian market. Gazprom has responded to this request and is currently in discussions with the European Commission.

Rosagazifikatsia has filed a claim against SR-DRAGA (Gazprom's Share Registrar) to recover damages in the amount of RUR 717.2 million as a result of the alleged negligent performance of its obligations as a Registrar in relation to one specific share transfer. Gazprom, under Russian law, is liable for the actions of its Registrar and accordingly was joined as a third party to such claim. The claim was upheld by the court of first instance and SR-DRAGA was ordered to pay RUR 539 million in settlement of the claim. After various appeals SR-DRAGA finally succeeded in having the judgment of the court of first instance overturned.

Inkombank filed a claim against Gazprom to recover debt in the amount of U.S.$72.4 million under a facility agreement. The court in the first instance considered the claim and ordered Gazprom to pay Inkombank U.S.$71.6 million. Gazprom has filed an appeal against the decision. In the course of proceedings in the court of appeal, the parties have entered into an amicable settlement agreement under which Gazprom has agreed to pay U.S.$44.7 million to Inkombank and Inkombank has waived its claim to the remaining part of the debt.

There has been recent press comment and speculation over potential proceedings surrounding recent allegations made by a Russian Federal Tax Police official of tax evasion by Gazprom. However, as at the date of this Offering Circular no official statement had been issued by the Tax Police and no proceedings in this regard had been commenced. Gazprom believes that if any such proceedings are instigated they will be unmeritorious.

Further, there have been recent press reports that a shareholder of Gazprom has filed a lawsuit against PricewaterhouseCoopers, Gazprom's auditor, alleging improprieties in the audits conducted by PricewaterhouseCoopers.

These proceedings and investigations have not had, and are not expected to have, individually or in the aggregate, a material adverse effect on Gazprom's business, operations and financial condition or on Gazprom's ability to service its payment obligations under the Loan.

LOAN AGREEMENT

The following is the text of the Loan Agreement which has been entered into between the Bank and Gazprom:

LOAN AGREEMENT, dated 19 April 2002 **BETWEEN**

(1) **OPEN JOINT STOCK COMPANY GAZPROM** ("**Gazprom**");

(2) **SALOMON BROTHERS AG** (the "**Bank**").

WHEREAS, the Bank has at the request of Gazprom agreed to make available to Gazprom a loan facility in the amount of U.S.$500,000,000 on the terms and subject to the conditions of this Agreement; and

WHEREAS, it is intended that the Bank will issue certain loan participation notes based on amounts payable by Gazprom under the loan facility.

NOW IT IS HEREBY AGREED as follows:

1 Definitions and Interpretation

1.1 Definitions

In this Agreement (including the recitals), the following terms shall have the meanings indicated.

"**Advance**" means the advance to be made under Clause 3 of the sum equal to the amount of the Facility.

"**Affiliates**" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"**Agreed Form**" means that the form of the document in question has been agreed between the proposed parties thereto and that either a copy thereof has been signed for the purpose of identification on behalf of each of Linklaters and Denton Wilde Sapte or such document has been signed on behalf of the parties thereto and delivered to Linklaters to be held in escrow pending release on the Closing Date;

"**Agreement**" means this Agreement as originally executed or as it may be amended from time to time.

"**Business Day**" means a day on which (a) the London Interbank Market is open for dealings between banks generally, and (b) if on that day a payment is to be made hereunder, commercial banks generally are open for business in New York City and in the city where the specified office of the Principal Paying Agent is located.

"**Consolidated Net Tangible Assets**" means the total of all assets less (i) total liabilities, (ii) goodwill, trade names, trade marks, service marks, patents, licences, organisational expenses, research and development expenses, unamortised debt discount and expense, unamortised deferred charges and all other like intangible assets, (iii) all write-ups of fixed assets, net of accumulated depreciation thereon, after 31 December 2000 excluding, for the avoidance of doubt, any restatement for changes in the general purchasing power of the Rouble in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economics" and revaluations supported by an independent appraisal completed by an appropriately qualified firm and (iv) preferred stock, if any, all as set forth on the most recent consolidated balance sheet of Gazprom and its consolidated Subsidiaries prepared in accordance with IAS.

"**Dollars**", "**$**" **and** "**U.S.$**" means the lawful currency of the United States of America.

"**Encumbrance**" means any mortgage, charge, pledge, lien (other than a lien arising solely by operation of law which is discharged within 45 days of arising) or other security interest securing any obligation of any Person or any other type of preferential arrangement (including any title transfer and retention arrangement) having a similar effect.

"**Environmental Law**" means any applicable law in any jurisdiction in which any member of the Group conducts business which relates to the pollution or protection of the environment or harm to or the protection of human health or the health of animals or plants.

"**Event of Default**" has the meaning assigned to such term in sub-Clause 11.1 hereof.

"**Facility**" means the facility specified in Clause 2.

"**Financial Indebtedness**" means any obligation for the payment of money in any currency, other than an obligation for the payment of money in the lawful currency for the time being of the Russian Federation payable to any person domiciled, resident or having its head office or principal place of business in the Russian Federation, whether sole, joint or several, and whether actual or contingent, in respect of:

(a) moneys borrowed or raised (including the capitalised value of obligations under financial leases and hire purchase agreements and deposits, but excluding moneys raised by way of the issue of share capital (whether or not for a cash consideration) and any premium on such share capital) and interest and other charges thereon or in respect thereof;

(b) any liability under any debenture, bond, note, loan stock or other security or under any acceptance or documentary credit, bill discounting or note purchase facility or any similar instrument;

(c) any liability in respect of the deferred acquisition cost of property, assets or services to the extent payable after the time of acquisition or possession thereof by the party liable, but not including any such liability in respect of normal trade credit for a period not exceeding six months for goods or services supplied;

(d) any liability under any interest rate or currency hedging agreement;

(e) any liability under or in respect of any bonding facility, guarantee facility or similar facility; and

(f) (without double counting) any guarantee or other assurance against financial loss in respect of such moneys borrowed or raised, interest, charges or other liability (whether the person liable in respect of such moneys borrowed or raised, interest, charges or other liability is or is not a member of the Group),

but not where the same relates to or is in connection with any Project Financing.

"**Group**" means Gazprom and its Subsidiaries taken as a whole.

"**IAS**" means the International Accounting Standards issued by the International Accounting Standards Committee (as amended, supplemented or re-issued from time to time).

"**Interest Payment Date**" means 25 April and 25 October of each year.

"**Loan**", at any time, means an amount equal to the aggregate principal amount of the Facility granted by the Bank pursuant to this Agreement.

"**Material Adverse Effect**" means a material adverse effect on (a) the financial condition or operations of Gazprom and its Principal Subsidiaries or (b) Gazprom's ability to perform its obligations under this Agreement or (c) the validity or enforceability of this Agreement or the rights or remedies of the Bank under this Agreement.

"**Notes**" means the U.S.$500,000,000 9.125 per cent. loan participation notes due 2007 proposed to be issued by the Bank pursuant to the Trust Deed for the purpose of financing the Loan.

"**Noteholder**" means the person in whose name the Note is registered in the register of the noteholders (or in the case of joint holders, the first named holder thereof).

"**Officers' Certificate**" means a certificate signed by an officer of Gazprom who shall be the principal executive officer, principal accounting officer or principal financial officer of Gazprom.

"**Opinion of Counsel**" means a written opinion from international legal counsel who is acceptable to the Bank.

"**Paying Agency Agreement**" means the paying agency agreement dated the date hereof, as amended, varied or supplemented between the Bank, Gazprom, The Bank of New York and Kredietbank S.A. Luxembourgeoise relating to the Notes.

"**Permitted Encumbrance**" means:

(i) any Encumbrance existing on the date of this Agreement;

(ii) any Encumbrance existing on any property, income or assets of any corporation at the time such corporation becomes a Subsidiary of Gazprom and not created in contemplation of such event, provided that no such Encumbrance shall extend to any other property, income or assets;

(iii) any Encumbrance on any property, income or assets of any corporation existing at the time such corporation is merged or consolidated with or into Gazprom or any Subsidiary of Gazprom and not created in contemplation of such event, provided that no such Encumbrance shall extend to any other property, income or assets;

(iv) any Encumbrance on any property or assets securing Financial Indebtedness of Gazprom or any Subsidiary incurred or assumed for the purpose of financing all or part of the cost of acquiring, purchasing, constructing or developing such property or assets, provided that no such Encumbrance shall extend to any other property or assets, the principal amount of the Financial Indebtedness secured by such Encumbrance shall not exceed the cost of acquiring, purchasing, constructing or developing such property or assets, and such Encumbrance attaches to such property or assets concurrently with or within 90 days after the acquisition or purchase, or the commencement of the construction or development, thereof;

(v) any Encumbrance on any property or assets securing Financial Indebtedness of Gazprom or any Subsidiary incurred or assumed for the purpose of financing all or part of the cost of repairing or refurbishing such property or assets, provided that no such Encumbrance shall extend to any other property or assets, the principal amount of the Financial Indebtedness secured by such Encumbrance shall not exceed the cost of such repairs or refurbishments, and such Encumbrance attaches to such property or assets concurrently with or within 90 days after the commencement of such repairs or refurbishments;

(vi) any Encumbrance existing on any property, income or assets prior to the acquisition thereof by Gazprom or any Subsidiary and not created in contemplation of such acquisition, provided that no such Encumbrance shall extend to any other property, income or assets;

(vii) any Encumbrance on the property, income or assets of any Subsidiary securing intercompany Financial Indebtedness of such Subsidiary owing to Gazprom or another Subsidiary;

(viii) any Encumbrance securing Financial Indebtedness incurred in connection with a Project Financing if the Encumbrance is solely on the property, income, assets or revenues of the project for which the financing was incurred;

(ix) any Encumbrance securing Financial Indebtedness not exceeding 50 per cent. of Gazprom's Consolidated Net Tangible Assets at any time of determination;

(x) any Encumbrance arising out of the refinancing, extension, renewal or refunding of any Financial Indebtedness of Gazprom or any Subsidiary secured by any Permitted Encumbrance, provided that such Financial Indebtedness is not increased and, if the property, income or assets securing any such Financial Indebtedness are changed in connection with any such refinancing, extension, renewal or refunding, the value of the property, income or assets securing such Financial Indebtedness is not increased;

(xi) any Encumbrance over any goods or products, or documents, insurance policies or sale contracts in relation to any goods or products, arising in the ordinary course of trading in connection with the provision of a letter of credit or any similar transaction where such Encumbrance secures only so much of the acquisition cost or selling price (and amounts incidental thereto) of such goods or products which is required to be paid within 120 days after the date upon which liability in respect of the same was first incurred; and

(xii) a right of set-off, right to combine accounts or any analogous right which any bank or other financial institution may have relating to any credit balance of any member of the Group.

"**Person**" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government, or any agency or political subdivision thereof or any other entity.

"**Potential Event of Default**" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"**Principal Subsidiary**" means at any relevant time a Subsidiary of Gazprom;

(i) whose total assets or gross revenues (or, where the Subsidiary in question prepares consolidated accounts, whose total consolidated assets or gross consolidated revenues, as the case may be) represent not less than 5% of the total consolidated assets or the gross consolidated revenues of Gazprom and its Subsidiaries, all as calculated by reference to the then latest audited accounts (or consolidated accounts as the case may be) of such Subsidiary and the then latest audited consolidated accounts of Gazprom and its consolidated Subsidiaries; or

(ii) to which is transferred all or substantially all the assets and undertaking of a Subsidiary which immediately prior to such transfer is a Principal Subsidiary.

"**Project Financing**" means any financing of all or part of the costs of the acquisition, construction, development or operation of any asset or project if the person or persons providing such financing expressly agrees to limit its recourse solely to the asset or project financed and the revenues derived from such asset or project as the principal source of repayment for the moneys advanced.

"**Rate of Interest**" has the meaning assigned to such term in Clause 4.1.

"**Repayment Date**" means 25 April 2007.

"**Same-Day Funds**" means Dollar funds settled through the New York Clearing House Interbank Payments System or such other funds for payment in Dollars as the Bank may at any time determine to be customary for the settlement of international transactions in New York City of the type contemplated hereby.

"**Subscription Agreement**" means the agreement dated the date hereof between the Bank, Gazprom, Salomon Brothers International Limited and Credit Suisse First Boston (Europe) Limited providing for the issuance of the Notes.

"**Subsidiary**" means, with respect to any Person, (i) any corporation, association or other business entity of which at least 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or any combination thereof)

and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

"**Taxes**" means any taxes (including interest or penalties thereon) which are now or at any time hereafter imposed, assessed, charged, levied, collected, demanded, withheld or claimed by the Russian Federation, the Federal Republic of Germany or any taxing authority thereof or therein or any organisation of which the Russian Federation or the Federal Republic of Germany may be a member or with which the Russian Federation or the Federal Republic of Germany may be associated or any country or state from or through which Gazprom makes payments hereunder, provided, however, that for the purposes of this definition the references to the Federal Republic of Germany shall, upon the occurrence of the Relevant Event (as this term is defined in the Trust Deed), be deemed to be references to the jurisdiction in which the Trustee is domiciled for tax purposes; and the term "Taxation" shall be construed accordingly.

"**Trust Deed**" means the trust deed to constitute the Notes for the equal and rateable benefit of the Noteholders to be dated the Closing Date between the Bank and the Trustee as amended, varied or supplemented from time to time.

"**Trustee**" means The Bank of New York acting through its London Branch, as trustee under the Trust Deed and any successor thereto as provided thereunder.

1.2 Other Definitions

Unless the context otherwise requires, terms used in this Agreement which are not defined in this Agreement but which are defined in the Trust Deed, the Notes, the Paying Agency Agreement or the Subscription Agreement shall have the meanings assigned to such terms therein.

1.3 Interpretation

Unless the context or the express provisions of this Agreement otherwise require, the following shall govern the interpretation of this Agreement.

1.3.1 All references to "Clause" or "sub-Clause" are references to a Clause or sub-Clause of this Agreement.

1.3.2 The terms "hereof", "herein" and "hereunder" and other words of similar import shall mean this Agreement as a whole and not any particular part hereof.

1.3.3 Words importing the singular number include the plural and vice versa.

1.3.4 All references to "taxes" include all present or future taxes, levies, imposts and duties of any nature and the terms "tax" and "taxation" shall be construed accordingly.

1.3.5 The table of contents and the headings are for convenience only and shall not affect the construction hereof.

2 Facility

2.1 Facility

On the terms and subject to the conditions set forth herein, the Bank hereby agrees to lend Gazprom and Gazprom hereby agrees to borrow from the Bank U.S.$500,000,000.

2.2 Purpose

The proceeds of the Advance less the sums to be applied in accordance with Clause 3.2 will be used for working capital and general corporate purposes but the Bank shall not be concerned with the application thereof.

2.3 Facility Fee

In connection with the Facility, Gazprom shall upon (and subject to) the making of the Advance to Gazprom by the Bank pay a fee in Dollars to the Bank equal to U.S.$50,000.

3 Drawdown

3.1 Drawdown

On the terms and subject to the conditions set forth herein, on the Closing Date the Bank shall make the Advance to Gazprom and Gazprom shall make a single drawing in the full amount of the Facility.

3.2 Fees and Expenses

In consideration of the Bank making the Advance to Gazprom, Gazprom hereby agrees that it shall pay to the Bank, in Same-Day funds, an amount equivalent to the aggregate total of commissions, fees costs and expenses as set forth in sub-Clauses 8.1, 8.2 and 8.4 of the Subscription Agreement, sub-Clauses 10.1 and 10.2 of the Paying Agency Agreement, Clause 1 and 4 of the Side Letter between the Trustee and Gazprom dated 25 April 2002 (the "**Trustees Side Letter**") and sub-Clause 2.3 and Clause 13 hereof and hereby further agrees that such amount shall be deducted from the amount of the Advance.

Gazprom undertakes to fulfil all of its other payment obligations in respect of the Subscription Agreement and the Paying Agency Agreement in addition to its payment obligations as set out above.

3.3 Disbursement

Subject to the conditions set forth herein, on the Closing Date the Bank shall transfer the amount of the Advance less the amount to be paid by Gazprom pursuant to sub-Clause 3.2 above to Gazprom's account number 40702840400007000001 at Gazprombank Moscow, Swift Code: GAZPRUMM, Account Number: 04414534 at Deutsche Bank Trust Company Americas, New York, NY, Swift Code: BKTR US 33.

4 Interest

4.1 Rate of Interest

Gazprom will pay interest in Dollars to the Bank on the outstanding principal amount of the Loan from time to time hereunder at the rate of 9.125 per cent. per annum (the "**Rate of Interest**").

4.2 Payment

Interest at the rate specified in Clause 4.1 above shall accrue from day to day, starting from (and including) the Closing Date and shall be paid in arrear not later than 10.00 a.m. (New York City time) one Business Day prior to each Interest Payment Date. Interest on the Loan will cease to accrue from the due date for repayment thereof unless payment of principal is improperly withheld or refused, in which event interest will continue to accrue (before or after any judgement) at the Rate of Interest to but excluding the date on which payment in full of the principal thereof is made. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month the number of days elapsed.

5 Repayment and Prepayment

5.1 Repayment

Except as otherwise provided herein, Gazprom shall repay the Loan not later than 10.00 a.m. (New York City time) one Business Day prior to the Repayment Date.

5.2 Special Prepayment

If, as a result of the application of or any amendments to or change in the double tax treaty between the Russian Federation and the Federal Republic of Germany or the laws or regulations of the Russian Federation or the Federal Republic of Germany or of any political sub-division thereof or any authority therein or the enforcement of the security provided for in the Trust Deed, Gazprom would thereby be required to make or increase any payment due hereunder as provided in Clauses 6.2 or 6.3, or if (for whatever reason) Gazprom would have to or has been required to pay additional amounts pursuant to Clause 8, then Gazprom may (without premium or penalty), upon not less than 10 days' notice to the Bank (which notice shall be irrevocable), prepay the Loan in whole (but not in part).

5.3 Illegality

If, at any time, by reason of the introduction of any change after the date of this Agreement in any applicable law or regulation or regulatory requirement or directive of any agency of any state the Bank reasonably determines (such determination being accompanied by an opinion of Counsel with the cost of such opinion of Counsel being borne solely by Gazprom) that it is or would be unlawful or contrary to such regulation, regulatory requirement or directive for the Bank to allow all or part of the Loan or the Notes to remain outstanding or for the Bank to maintain or give effect to any of its obligations in connection with this Agreement and/or to charge or receive or to be paid interest at the rate then applicable to the Loan, then upon notice by the Bank to Gazprom in writing (setting out in reasonable detail the nature and extent of the relevant circumstances), Gazprom and the Bank shall consult in good faith as to a basis which eliminates the application of such circumstances; provided, however, that the Bank shall be under no obligation to continue such consultation if a basis has not been determined within 30 days of the date on which it so notified Gazprom. If such a basis has not been determined within the 30 days, then upon notice by the Bank to Gazprom in writing, Gazprom shall prepay the Loan in whole (but not in part) on the next Interest Payment Date or on such earlier date as the Bank shall certify to be necessary to comply with such requirements.

5.4 Payment of Other Amounts

If the Loan is to be prepaid by Gazprom pursuant to any of the provisions of Clauses 5.2 or 5.3, Gazprom shall, simultaneously with such prepayment, pay to the Bank accrued interest thereon to the date of actual payment and all other sums payable by Gazprom pursuant to this Agreement.

5.5 Provisions Exclusive

Gazprom may not voluntarily prepay the Loan except in accordance with the express terms of this Agreement. Any amount prepaid may not be reborrowed.

6 Payments

6.1 Making of Payments

All payments of principal and interest to be made by Gazprom under this Agreement shall be made to the Bank not later than 10.00 a.m. (New York City time) one Business Day prior to each Interest Payment Date or the Repayment Date (as the case may be) in Same-Day Funds to the Bank's account no. 7384418400 with the Principal Paying Agent. The Bank agrees with Gazprom that it will not deposit any other monies into such account and that no withdrawals shall be made from such account other than as provided for and in accordance with the Trust Deed and the Paying Agency Agreement.

6.2 No Set-Off, Counterclaim or Withholding; Gross-Up

All payments to be made by Gazprom under this Agreement shall be made in full without set-off or counterclaim and (except to the extent required by law) free and clear of and without deduction for or on account of any Taxes. If Gazprom shall be required by applicable law to make any deduction or withholding from any payment under this Agreement for or on account of any Taxes, it shall increase any payment due hereunder to such amount as may be necessary to ensure that the Bank receives a net amount in Dollars equal to the full amount which it would have received had payment not been made subject to such Taxes, shall account to the relevant authorities for the relevant amount of such Taxes so withheld or deducted within the time allowed for such payment under the applicable law and shall deliver to the Bank without undue delay evidence satisfactory to the Bank of such deduction or withholding and of the accounting therefor to the relevant taxing authority. If the Bank pays any amount in respect of such Taxes, Gazprom shall reimburse the Bank in Dollars for such payment on demand.

6.3 Withholding on Notes

If the Bank notifies Gazprom (setting out in reasonable detail the nature and extent of the obligation with such evidence as Gazprom may reasonably require) that it has become obliged to make any withholding or deduction for or on account of any Taxes from any payment which it is obliged to make under or in respect of the Notes in circumstances where the Bank is required to pay additional amounts pursuant to Condition 8 of the Notes, Gazprom agrees to pay to the Bank, on the date on which payment is due to the Noteholders, such additional amounts as are equal to the said additional amounts which the Bank must pay pursuant to Condition 8 of the

Notes; provided, however, that the Bank shall immediately upon receipt from any Paying Agent of any sums paid pursuant to this provision, to the extent that the Noteholders, as the case may be, are not entitled to such additional amounts pursuant to the terms and conditions of the Notes, pay such additional amounts to Gazprom (it being understood that neither the Bank, nor the Principal Paying Agent nor any Paying Agent shall have any obligation to determine whether any Noteholder is entitled to such additional amount).

6.4 Reimbursement

To the extent that the Bank subsequently obtains or uses any tax credit or allowance or other reimbursements relating to a deduction or withholding with respect to which Gazprom has made a payment pursuant to this Clause 6 or obtains any reimbursement from the Trustee pursuant to the terms of the Trust Deed, it shall pay to Gazprom so much of the benefit it received as will leave the Bank in substantially the same position as it would have been had no additional amount been required to be paid by Gazprom pursuant to this Clause 6 or had no reimbursement been paid to the Bank pursuant to the Trust Deed; provided, however, that the question of whether any such benefit has been received, and accordingly, whether any payment should be made to Gazprom, the amount of any such payment and the timing of any such payment, shall be determined solely by the Bank. The Bank shall have the absolute discretion whether, and in what order and manner, it claims any credits or refunds available to it, and the Bank shall in no circumstances be obliged to disclose to Gazprom any information regarding its tax affairs or computations.

6.5 Mitigation

If at any time either party hereto becomes aware of circumstances which would or might, then or thereafter, give rise to an obligation on the part of Gazprom to make any deduction, withholding or payment as described in Clauses 6.2 or 6.3, then, without in any way limiting, reducing or otherwise qualifying the Bank's rights, or Gazprom's obligations, under such Clauses, such party shall promptly upon becoming aware of such circumstances notify the other party, and, thereupon the parties shall consider and consult with each other in good faith with a view to finding, agreeing upon and implementing a method or methods by which any such obligation may be avoided or mitigated and, to the extent that both parties can do so without taking any action which in the reasonable opinion of such party is prejudicial to its own position, take such reasonable steps as may be reasonably available to it to avoid such obligation or mitigate the effect of such circumstances. Gazprom agrees to reimburse the Bank for all reasonable costs and expenses incurred by the Bank in connection with this Clause.

7 Conditions Precedent

7.1 Documents to be Delivered

The obligation of the Bank to make the Advance shall be subject to the receipt by the Bank on or prior to the Closing Date of an executed copy of each of the following documents, each (other than the document referred to in Clause 7.1.4 below) dated the Closing Date, in the Agreed Form.

7.1.1 An opinion of Denton Wilde Sapte, counsel to Gazprom, regarding issues of Russian law.

7.1.2 An opinion of Linklaters regarding issues of English law and Russian law.

7.1.3 An opinion of Cleary, Gottlieb, Steen and Hamilton regarding issues of German law.

7.1.4 A letter from PricewaterhouseCoopers regarding certain Russian tax matters.

7.2 Further Conditions

The obligation of the Bank to make the Advance shall be subject to the further conditions precedent that as of the Closing Date (a) the representations and warranties made and given by Gazprom in Clause 9 shall be true and accurate as if made and given on the Closing Date with respect to the facts and circumstances then existing, (b) no event shall have occurred and be continuing that constitutes, or that, with the giving of notice or the lapse of time, or both, would constitute, an Event of Default, (c) Gazprom shall not be in breach of any of the terms, conditions and provisions of this Agreement and (d) the Subscription Agreement and the Trust Deed shall have been executed and delivered, and the Bank shall have received the full amount of the net subscription moneys for the Notes pursuant to the Subscription Agreement.

8 Change in Law or Banking Practices; Increase in Cost

8.1 Compensation

In the event that after the date of this Agreement there is any change in or introduction of any tax, law, regulation, regulatory requirement or official directive (whether or not having the force of law but, if not having the force of law, the observance of which is in accordance with the generally accepted financial practice of financial institutions in the country concerned) or in the interpretation or application thereof by any person charged with the administration thereof and/or any compliance by the Bank in respect of the Loan or the Facility with any request, policy or guideline (whether or not having the force of law but, if not having the force of law, the observances of which is in accordance with the generally accepted financial practice of financial institutions in the country concerned) from or of any central or other fiscal, monetary or other authority, agency or any official of any such authority, which:

8.1.1 subjects or will subject the Bank to any Taxes with respect to payments of principal of or interest on the Loan or any other amount payable under this Agreement (other than any Taxes payable by the Bank on its overall net income or any Taxes referred to in Clauses 6.2 or 6.3); or

8.1.2 increases or will increase the taxation of or changes or will change the basis of taxation of payments to the Bank of principal of or interest on the Loan or any other amount payable under this Agreement (other than any such increase or change which arises by reason of any increase in the rate of tax payable by the Bank on its overall net income or as a result of any Taxes referred to in Clauses 6.2 or 6.3); or

8.1.3 imposes, modifies, or deems applicable any capital adequacy, reserve or deposit requirements attributable to this Agreement or to a class of business or transaction which, in the reasonable opinion of the Bank, includes this Agreement, against assets held by, or deposits in or for the amount of, or credit extended by an office of the Bank; provided, however, that the foregoing shall not include any increase in the rate of tax payable on the overall net income of the Bank as a result of any change in the manner in which the Bank is required to allocate resources to this Agreement; or

8.1.4 imposes or will impose on the Bank any other condition affecting this Agreement, the Facility or the Loan,

and if as a result of any of the foregoing:

(i) the cost to the Bank of making, funding or maintaining the Loan or the Facility is increased; or

(ii) the amount of principal, interest or other amount payable to or received by the Bank hereunder is reduced; or

(iii) the Bank makes any payment or foregoes any interest or other return on or calculated by reference to the gross amount of any sum receivable by it from Gazprom hereunder or makes any payment or foregoes any interest or other return on or calculated by reference to the gross amount of the Loan, then subject to the following, and in each such case:

(A) the Bank shall, as soon as practicable after becoming aware of such increased cost, reduced amount or payment made or foregone, give written notice to Gazprom, together with a certificate signed by two authorised officials of the Bank describing in reasonable detail the introduction or change or request which has occurred and the country or jurisdiction concerned and the nature and date thereof and demonstrating the connection between such introduction, change or request and such increased cost, reduced amount or payment made or foregone, and setting out in reasonable detail the basis on which such amount has been calculated, and all relevant supporting documents evidencing the matters set out in such notes; and

(B) Gazprom, in the case of clauses (i) and (iii) above, shall on demand by the Bank, pay to the Bank such additional amount as shall be necessary to compensate the Bank for such increased cost, and, in the case of clause (ii) above, at the time the amount so reduced would otherwise have been payable, pay to the Bank such additional amount as shall be necessary to compensate the Bank for such reduction, payment or foregone interest or other return; provided, however, that in the case of clause 8.1.3 above (relating to a class of business or transaction which, in the reasonable opinion of the Bank, includes this Agreement), the amount of such increased cost shall be deemed not to exceed an amount equal to the proportion thereof which is directly attributable to this Agreement.

provided that this Clause 8.1 will not apply to or in respect of any matter for which the Bank has already been compensated under Clause 6.2 or 6.3.

8.2 Mitigation

In the event that the Bank becomes entitled to make a claim pursuant to Clause 8.1, the Bank shall consult in good faith with Gazprom and shall use reasonable efforts (based on the Bank's reasonable interpretation of any relevant tax, law, regulation, requirement, official directive, request, policy or guideline) to reduce, in whole or in part, Gazprom's obligations to pay any additional amount pursuant to such sub-Clause, except that nothing in this Clause 8.2 shall obligate the Bank to incur any costs or expenses in taking any action which, in the reasonable opinion of the Bank, is prejudicial to its interests.

9 Representations and Warranties

9.1 Gazprom's Representations and Warranties

Gazprom represents and warrants to the Bank as follows, to the intent that such shall form the basis of this Agreement and shall remain in full force and effect at the date hereof and shall be deemed to be repeated by Gazprom on the Closing Date.

9.1.1 Gazprom is duly organised and incorporated and validly existing under the laws of the Russian Federation and has the power and legal right to own its property, to conduct its business as currently conducted and to enter into and to perform its obligations under this Agreement and to borrow the Advance; Gazprom has taken all necessary corporate, legal and other action required to authorise the borrowing of the Advance on the terms and subject to the conditions of this Agreement and to authorise the execution and delivery of this Agreement and all other documents to be executed and delivered by it in connection with this Agreement, and the performance of this Agreement in accordance with its terms.

9.1.2 This Agreement has been duly executed and delivered by Gazprom and constitutes a legal, valid and binding obligation of Gazprom enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally, and subject, as to enforceability, (i) to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law); (ii) with respect to the enforceability of a judgment whether there is a treaty in force relating to the mutual recognition of foreign judgments; and (iii) to the fact that the gross-up provisions contained in Clause 6.2 or Clause 6.3 may not be enforceable under Russian law.

9.1.3 The execution, delivery and performance of this Agreement by Gazprom will not conflict with or result in any breach or violation of (i) any law or regulation or any order of any governmental, judicial or public body or authority in the Russian Federation, (ii) the constitutive documents, rules and regulations of Gazprom or (iii) any agreement or other undertaking or instrument to which Gazprom is a party or which is binding upon Gazprom or any of its assets, nor result in the creation or imposition of any Encumbrance on any of its assets pursuant to the provisions of any such agreement or other undertaking or instrument.

9.1.4 All consents, authorisations or approvals of, or filings with, any governmental, judicial and public bodies and authorities of the Russian Federation required by Gazprom in connection with the execution, delivery, performance, legality, validity, enforceability, and admissibility in evidence of this Agreement have been obtained or effected and are and shall remain in full force and effect.

9.1.5 No event has occurred that constitutes, or that, with the giving of notice or the lapse of time, or both, would constitute, an Event of Default or a default under any agreement or instrument evidencing any Financial Indebtedness of Gazprom, and no such event will occur upon the making of the Advance.

9.1.6 There are no judicial, arbitral or administrative actions, proceedings or claims pending or, to the knowledge of Gazprom, threatened, against Gazprom or any of its Principal Subsidiaries, the adverse determination of which could have a Material Adverse Effect.

9.1.7 Except for Encumbrances of the types referred to in the definition of Permitted Encumbrances in Clause 1.1 hereof, Gazprom and each of its Principal Subsidiaries has the right of ownership (as that expression is defined under the laws of the Russian Federation) to its property free and clear of all Encumbrances which if created could have a Material Adverse Effect and Gazprom's obligations under the Loan rank at least pari passu with all its other unsecured and unsubordinated Financial Indebtedness (apart from any obligations mandatorily preferred by law).

9.1.8 The most recent audited consolidated financial statements of Gazprom:

(i) were prepared in accordance with IAS; and

(ii) save as disclosed therein, present fairly in all material respects the assets and liabilities as at that date and the results of operations of Gazprom during the relevant financial year.

9.1.9 There has been no material adverse change since 31 December 2000 in the financial condition, results of business operations or prospects of Gazprom or the Group taken as a whole.

9.1.10 The execution, delivery and enforceability of this Agreement is not subject to any tax, duty, fee or other charge, including, without limitation, any registration or transfer tax, stamp duty or similar levy, imposed by or within the Russian Federation or any political subdivision or taxing authority thereof or therein.

9.1.11 Neither Gazprom nor its property has any right of immunity from suit, execution, attachment or other legal process on the grounds of sovereignty or otherwise in respect of any action or proceeding relating in any way to this Agreement.

9.1.12 Gazprom is in compliance in all material respects with all applicable provisions of law except where failure to be so in compliance would not have a Material Adverse Effect.

9.1.13 Neither Gazprom, nor any of its Principal Subsidiaries has taken any corporate action nor, to the best of the knowledge and belief of Gazprom, have any other steps been taken or legal proceedings been started or threatened in writing against Gazprom or any of its Principal Subsidiaries for its bankruptcy, winding-up, dissolution, external administration or re-organisation (whether by voluntary arrangement, scheme of arrangement or otherwise) or for the appointment of a receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of its or of any or all of its assets or revenues.

9.1.14 There are no strikes or other employment disputes against Gazprom which are pending or, to Gazprom's knowledge, threatened in writing which could have a Material Adverse Effect.

9.1.15 In any proceedings taken in the Russian Federation in relation to this Agreement, the choice of English law as the governing law of this Agreement and any arbitration award obtained in England pursuant to Clause 14.10 in relation to this Agreement will be recognised and enforced in the Russian Federation after compliance with the applicable procedural rules and all other legal requirements in Russia.

9.1.16 Under the laws of the Russian Federation, it will not be required to make any deduction or withholding from any payment it may make hereunder, provided that the Bank obtains an advance exemption from withholding taxes with respect to such payment.

9.1.17 Its execution of this Agreement constitutes, and its exercise of its rights and performance of its obligations thereunder will constitute, private and commercial acts done and performed for private and commercial purposes.

9.1.18 It has no overdue tax liabilities which could have a Material Adverse Effect other than those which it has disclosed to the Bank prior to the date hereof or which it is contesting in good faith.

9.1.19 All licences, consents, examinations, clearances, filings, registrations and authorisations which are or may be necessary to enable Gazprom and any of its Principal Subsidiaries to own its assets and carry on its business are in full force and effect and, if not, the absence of which could have a Material Adverse Effect.

9.1.20 With respect to the offer and sale of the Notes pursuant to the Subscription Agreement, neither Gazprom nor any of its Affiliates nor any person acting on its or their behalf (i) has engaged or will engage in any directed selling efforts (as defined in Regulations S under the U.S. Securities Act of 1933 ("**Regulation S**")) and Gazprom, its Affiliates and any persons acting on its or their behalf have complied and will comply with the offering restrictions requirement of Regulation S.

9.1.21 Gazprom, and each of its Principal Subsidiaries, is in compliance with all Environmental Law except where failure to do so could not have a Material Adverse Effect.

9.2 Bank's Representations and Warranties:

The Bank represents and warrants to Gazprom as follows.

9.2.1 The Bank is duly incorporated under the laws of and is a resident for German taxation purposes in the Federal Republic of Germany and has full power and capacity to execute this Agreement, the Trust Deed, the Paying Agency Agreement and the Subscription Agreement and to undertake and perform the obligations expressed to be assumed by it herein and therein and the Bank has taken all necessary action to approve and authorise the same.

9.2.2 The execution of this Agreement, the Trust Deed, the Paying Agency Agreement and the Subscription Agreement and the undertaking and performance by the Bank of the obligations expressed to be assumed by it herein and therein will not conflict with, or result in a breach of or default under, the laws of the Federal Republic of Germany or the constitutive documents, rules and regulations of the Bank or any agreement or instrument to which it is a party or by which it is bound or in respect of indebtedness in relation to which it is a surety.

9.2.3 This Agreement, the Trust Deed, the Paying Agency Agreement and the Subscription Agreement constitute legal, valid and binding obligations of the Bank.

9.2.4 All authorisations, consents and approvals required by the Bank for or in connection with the execution of this Agreement, the Trust Deed, the Paying Agency Agreement and the Subscription Agreement, the performance by the Bank of the obligations expressed to be undertaken by it herein and therein have been obtained and are in full force and effect.

10 Covenants

10.1 Negative Pledge

So long as any amount remains outstanding hereunder, neither Gazprom nor any Principal Subsidiary will create or permit to subsist any Encumbrance (other than a Permitted Encumbrance) upon or in respect of any of its undertakings, property, income, assets or revenues, present or future, to secure any Financial Indebtedness unless, at the same time or prior thereto, Gazprom's obligations hereunder are secured equally and rateably therewith or

benefit from such other security or other arrangement, as the case may be, in each case to the satisfaction of the Trustee.

10.2 Maintenance of Authorisations

So long as any amount remains outstanding hereunder, Gazprom shall take all necessary action to obtain, and do or cause to be done all things reasonably necessary to ensure the continuance of, all consents, licences, approvals and authorisations, and make or cause to be made all registrations, recordings and filings, which may at any time be required to be obtained or made in the Russian Federation for the execution, delivery or performance of this Agreement or for the validity or enforceability thereof.

10.3 Mergers

So long as any amount remains outstanding hereunder, Gazprom shall not, without the prior written consent of the Bank, enter into any reorganisation (whether by way of a merger, accession, division, separation or transformation, as these terms are construed by applicable Russian legislation), or participate in any other type of corporate reconstruction and Gazprom shall ensure that no Principal Subsidiary enter into any reorganisation (whether by way of a merger, accession, division, separation or transformation as these terms are construed by applicable Russian legislation), or participate in any other type of corporate reconstruction if such reorganisation or other type of corporate reconstruction could have a material adverse effect on Gazprom's ability to perform its obligations under this Agreement or the validity or enforceability of this Agreement or the rights or remedies of the Bank under this Agreement.

10.4 Disposals

So long as any amount remains outstanding hereunder, Gazprom shall not and Gazprom shall ensure that no member of the Group shall, without the prior written consent of the Bank, (disregarding (i) sales of stock in trade in the ordinary course of business and assignments of or other arrangements over the rights or revenues arising from contracts for the sale of gas, gas condensate, crude oil or any other hydrocarbon products, (ii) any lease or related transaction and (iii) assets or rights not related to the extraction, production, transportation, marketing or supply of gas) sell, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), the whole or any part of its revenues or its assets (which for the avoidance of doubt excludes payments of cash, or other consideration, for the acquisition of any asset on normal commercial terms) which have the aggregate value in excess of U.S.$1,000,000,000 or the equivalent thereof to a person that is not a member of the Group.

10.5 Maintenance of Property

So long as any amount remains outstanding hereunder, Gazprom and any Principal Subsidiaries will cause all property used in the carrying on by it of its business for the time being to be kept in good repair and working order as, in the judgment of Gazprom or any Principal Subsidiary, may be reasonably necessary so that the business may be carried on and the failure to keep such property in such condition would have a Material Adverse Effect.

10.6 Payment of Taxes and Other Claims

So long as any amount remains outstanding hereunder, Gazprom shall pay or discharge or cause to be paid or discharged, before the same shall become overdue, all taxes, assessments and governmental charges levied or imposed upon, or upon the income, profits or property of Gazprom; provided that Gazprom shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim (a) whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IAS or other appropriate provision has been made or (b) whose amount, together with all such other unpaid or undischarged taxes, assessments, charges and claims, does not in the aggregate exceed U.S.$100,000,000.

10.7 Withholding Tax Exemption

10.7.1 The Bank shall use its best endeavours to provide Gazprom no later than 10 business days before the first interest payment date (and thereafter as soon as possible at the beginning of each calendar year but not later than 10 business days prior to the first

interest payment date in that year) with the certificate, issued and certified by the competent German authorities, confirming that the Bank is resident in Germany, provided that the Bank shall not be responsible for any failure to provide, or any delays in providing, such residency certificate as a result of any action or inaction of the competent German authorities, but shall notify Gazprom as soon as is practicable about any such failure or delay with an indication of the action taken by the Bank to obtain such residency certificate.

10.7.2 Gazprom and the Bank agree that, should the Russian legislation regulating the procedure for obtaining an exemption from Russian income tax withholding change then the procedure referred to in Clause 10.7.1 will be deemed changed accordingly.

10.8 Maintenance of Insurance

So long as any amount remains outstanding hereunder, Gazprom and any Principal Subsidiary shall keep those of their properties which are of an insurable nature insured with insurers who implement good business practices and are believed by Gazprom or such Principal Subsidiary, as the case may be, to be responsible against loss or damage to the extent that property of similar character is usually so insured by corporations in the same jurisdictions similarly situated.

10.9 Reports

10.9.1 So long as any amount remains outstanding hereunder, Gazprom will furnish to the Bank commencing with the year ending 31 December 2001, within 9 months of the relevant year-end audited annual financial statements prepared in accordance with IAS, including a report thereon by Gazprom's certified independent accountants.

10.9.2 On each Interest Payment Date, Gazprom shall deliver to the Bank a written notice in the form of an Officers' Certificate stating whether any Potential Event of Default or Event of Default has occurred and, if it has occurred and shall be continuing, what action Gazprom is taking or proposes to take with respect thereto.

10.9.3 Gazprom will on request of the Bank provide the Bank with such further information, other than information which Gazprom determines in good faith to be confidential, about the business and financial condition of Gazprom and its Subsidiaries as the Bank may require (including pursuant to Clauses 15.5 and 15.12 of the Trust Deed).

10.10 Compliance with Terms of Trust Deed

The Bank agrees that it will observe and comply with its obligations set out in the Trust Deed and will not agree to any amendment to the terms of such Trust Deed without prior consultation, if reasonably practicable, with Gazprom. In addition, the Bank agrees that it will only exercise its power to appoint a new Trustee pursuant to Clause 27.1 of the Trust Deed with the consent of Gazprom (such consent not to be unreasonably withheld or delayed).

11 Events of Default

11.1 Events of Default

If one or more of the following events of default (each, an "**Event of Default**") shall occur and be continuing, the Bank shall be entitled to the remedies set forth in Clause 11.3.

11.1.1 Gazprom fails to pay within three Business Days any amount payable hereunder as and when such amount becomes payable in the currency and in the manner specified herein, provided that such default will not be an Event of Default if (i) it occurs by reason only of administrative or technical difficulties affecting the transfer of the funds due from Gazprom, (ii) Gazprom issued the appropriate transfer and payment instructions in sufficient time to permit the transfer and payment of the amount due to be made on its due date and (iii) the Bank receives from Gazprom that amount within six Business Days after the due date for payment.

11.1.2 Gazprom fails to perform or observe any of its other obligations under this Agreement and (except where in any such case that failure is not capable of remedy when no such notices as is hereinafter mentioned will be required) that failure continues for the period of 30 days (or such longer period as the Bank may permit) next following the submission by the Bank to Gazprom of notice in writing requesting the same to be remedied.

11.1.3 Any representation or warranty of Gazprom or any statement deemed to be made by Gazprom in this Agreement or in any other document, certificate or notice delivered to the Bank in connection with this Agreement or the issue of Notes proves to have been inaccurate, incomplete or misleading in any material respect at the time it was made or repeated or deemed to have been made or repeated.

11.1.4 Gazprom or any Principal Subsidiary (i) fails to pay any of its Financial Indebtedness as and when such Financial Indebtedness becomes payable, taking into account any applicable grace period or (ii) fails to perform or observe any covenant or agreement to be performed or observed by it contained in any other agreement or in any instrument evidencing any of its Financial Indebtedness if, as a result of such failure, any other party to such agreement or instrument is entitled to exercise, and has not irrevocably waived, the right to accelerate the maturity of any amount owing thereunder; provided, that the total amount of such Financial Indebtedness unpaid or capable of being accelerated exceeds U.S.$20,000,000 (or its equivalent in another currency); provided however that this Clause 11.1.4 shall not apply to foreign currency Financial Indebtedness owed to Russian Persons.

11.1.5 Gazprom or any Principal Subsidiary commences negotiations with its creditors generally with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors generally; provided that in the case of a Principal Subsidiary the same could have a Material Adverse Effect.

11.1.6 Gazprom or any Principal Subsidiary takes any corporate action or any order is made by a competent court for its winding-up, dissolution, external administration or re-organisation whether by way of voluntary arrangement, scheme of arrangement or otherwise or for the appointment of a liquidator, receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of all or a material part of its revenues and assets.

11.1.7 Gazprom or any Principal Subsidiary (i) fails or is unable to pay its debts generally as they become due or (ii) commences a voluntary case in bankruptcy or any other action or proceeding for any other relief under any law affecting creditors' rights as is similar to bankruptcy law, or (iii) a bankruptcy (insolvency) petition in respect of Gazprom or any Principal Subsidiary is accepted by any competent court and bankruptcy proceedings are initiated by such competent court, or any action is brought in and accepted by any competent court for the liquidation of Gazprom or any Principal Subsidiary or a Russian federal law that provides for the liquidation of Gazprom as operator of the Unified Gas Supply System is adopted and comes into effect.

11.1.8 Any governmental authorisation necessary for the performance of any obligation of Gazprom under this Agreement fails to be in full force and effect.

11.1.9 Any governmental authority or court takes any action that has a material adverse effect on Gazprom's ability to perform its obligations under this Agreement or the validity or enforceability of this Agreement or the rights or remedies of the Bank under this Agreement.

11.1.10 Any execution or distress is levied against, or an encumbrancer takes possession of, the whole or any material part of, the assets of Gazprom or any event occurs which under the laws of any jurisdiction has a similar or analogous effect and the same could have a Material Adverse Effect unless such execution, distress, enforcement of an Encumbrance or similar or analogous event is being contested in good faith by Gazprom and is not removed, paid out, stayed or discharged within 30 days of such execution, distress being levied, taking of possession or similar or analogous act, as the case may be.

11.1.11 The aggregate amount of unsatisfied judgements, decrees or orders of courts of competent jurisdiction or other appropriate and competent law-enforcement bodies for the payment of money against Gazprom and its Principal Subsidiaries in the aggregate exceeds U.S.$5,000,000, or the equivalent thereof in any other currency or currencies and there is a period of 30 days following the entry thereof during which such judgment, decree or order is not discharged, waived or the execution thereof stayed and such default continues for ten days after the notice specified in Clause 11.2.

11.1.12 Any seizure, compulsory acquisition, expropriation, nationalisation or renationalisation after the date of this Agreement by or under the authority of a government authority of all or part (the book value of which is fifteen per cent. (15%) or more of the book value of the whole) of the assets or all or more than fifteen per cent. (15%) of the voting or non-voting shares of Gazprom or any Principal Subsidiary is made by any person.

11.1.13 Gazprom or any of its Principal Subsidiaries ceases to carry on the principal business it carries on at the date hereof.

11.1.14 At any time it is or becomes unlawful for Gazprom to perform or comply with any or all of its obligations under this Agreement or any of such obligations (subject as provided in Clause 9.1.2) are not, or cease to be, legal, valid, binding and enforceable.

11.1.15 Any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs.

11.2 Notice of Default

Gazprom shall deliver to the Bank and the Trustee, within 30 days after becoming aware thereof, written notice of any event which is a Potential Event of Default or an Event of Default, its status and what action Gazprom is taking or proposes to take with respect thereto.

11.3 Default Remedies

If any Event of Default shall occur and be continuing, the Bank may, by notice in writing to Gazprom, (a) declare the obligations of the Bank hereunder to be terminated, whereupon such obligations shall terminate, and (b) declare all amounts payable hereunder by Gazprom that would otherwise be due after the date of such termination to be immediately due and payable, whereupon all such amounts shall become immediately due and payable, all without diligence, presentment, demand of payment, protest or notice of any kind, which are expressly waived by Gazprom; provided, however, that if any event of any kind referred to in Clause 11.1.7 occurs, the obligations of the Bank hereunder shall immediately terminate, and all amounts payable hereunder by Gazprom that would otherwise be due after the occurrence of such event shall become immediately due and payable, all without diligence, presentment, demand of payment, protest or notice of any kind, which are especially waived by Gazprom.

11.4 Rights Not Exclusive

The rights provided for herein are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided by law.

12 Indemnity

12.1 Indemnification

Gazprom undertakes to the Bank that if the Bank, each director, officer, employee or agent (other than the Principal Paying Agent or any of the Paying Agents) of the Bank (each an "**Indemnified Party**") incurs any loss, liability, cost, claim, charge, expense (including all legal fees properly incurred) demand or damage (a "**Loss**") which may be properly incurred in respect of this Agreement (or enforcement thereof), and/or the issuance, constitution, sale, listing and/or enforcement of the Notes and/or the Notes being outstanding (excluding a Loss that is the subject of the undertakings contained in Clauses 8 and 13 and Clause 14.6 of this Agreement (it being understood that the Bank may not recover twice in respect of the same Loss)) Gazprom shall pay to the Indemnified Party on demand an amount equal to such Loss

(as evidenced by an invoice distributed to Gazprom by the Bank in accordance with Clause 14.4) unless, in any such case, such Loss was either caused by such Indemnified Parties' negligence or wilful misconduct or arise out of a breach of the representations and warranties of the Bank contained in the First Schedule to the Subscription Agreement; provided that this Clause 12.1 will not apply to or in respect of any Taxes with respect to payments of principal and interest on the Loan or any other amount payable under this Agreement.

12.2 Independent Obligation

Clause 12.1 constitutes a separate and independent obligation of Gazprom from its other obligations under or in connection with this Agreement or any other obligations of Gazprom in connection with the issuance of the Notes by the Bank and shall not affect, or be construed to affect, any other provision of this Agreement or any such other obligations.

12.3 Evidence of Loss

A certificate of the Bank setting forth the amount of losses, expenses and liabilities described in Clause 12.1 and specifying in full detail the basis therefor shall be prima facie evidence of the amount of such losses, expenses and liabilities.

12.4 Survival

The obligations of Gazprom pursuant to Clauses 6.2, 6.3 and 12.1 shall survive the execution and delivery of this Agreement, the drawdown of the Facility and the repayment of the Loan, in each case by Gazprom.

13 Expenses

13.1 Reimbursement of Front-end Expenses for the Extension of the Loan By The Bank

Gazprom shall, subject to the terms contained in a side letter of even date herewith, reimburse the Bank in Dollars on demand for all reasonable costs and expenses incurred by the Bank in connection with the negotiation, preparation and execution of this Agreement and all related documents, the Notes and all related documents, including, without limitation, the fees and expense of its counsel.

13.2 Reimbursement of Ongoing Expenses for the Extension of the Loan By The Bank

In addition, Gazprom hereby agrees to make any and all payments, and to pay any and all commissions, costs and expenses, in Dollars, owing to Salomon Brothers International Limited and Credit Suisse First Boston (Europe) Limited or any third party by the Bank under or in respect of the Subscription Agreement, including, without limitation, the payments required under Clauses 5 and 8 of the Subscription Agreement. Gazprom shall also reimburse the Bank for any indemnification or other payment obligations of the Bank under or in respect of the Trust Deed (other than the obligation of the Bank to make payments of principal, interest or additional amounts in respect of the Notes).

14 General

14.1 Evidence of Debt

The entries made in the account referred to in Clause 6.1 shall, in the absence of manifest error, constitute prima facie evidence of the existence and amounts of Gazprom's obligations recorded therein.

14.2 Stamp Duties

Gazprom shall pay all stamp, registration and documentary taxes or similar charges (if any) imposed by any person in the Russian Federation or the Federal Republic of Germany which may be payable or determined to be payable in connection with the execution, delivery, performance, enforcement, or admissibility into evidence of this Agreement and shall indemnify the Bank against any and all costs and expenses which may be incurred or suffered by the Bank with respect to, or resulting from, delay or failure by Gazprom to pay such taxes or similar charges.

14.3 Waivers

No failure to exercise and no delay in exercising, on the part of the Bank or Gazprom, any right, power to privilege hereunder and no course of dealing between Gazprom and the Bank shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights, or remedies provided by applicable law.

14.4 Notices

All notices, requests, demands or other communications to or upon the respective parties hereto shall be given or made by telex or otherwise in writing and shall be deemed to have been duly given or made at the time of delivery, if delivered by hand or courier or if sent by facsimile transmission or by airmail, to the party to which such notice, request, demand or other communication is required or permitted to be given or made under this Agreement addressed as follows:

(a) if to Gazprom:

OAO Gazprom
16 Nametkina Street
117884 Moscow
Russian Federation

Telecopier: (7095) 719 8352
Attention: Corporate Finance Department

(b) if to the Bank:

Salomon Brothers AG
Frankfurter Welle
Reuterweg 16
60323 Frankfurt am Main

Telecopier: (49 69) 232 570
Attention: Operations Department

or to such other address or telecopier number as any party may hereafter specify in writing to the other.

14.5 Assignment

14.5.1 This Agreement shall inure to the benefit of and be binding upon the parties, their respective successors and any permitted assignee or transferee of some or all of a party's rights or obligations under this Agreement. Any reference in this Agreement to any party shall be construed accordingly and, in particular, references to the exercise of rights and discretions by the Bank, following the enforcement of the security and/or assignment referred to in Clause 14.5.3 below, shall be references to the exercise of such rights or discretions by the Trustee (as Trustee). Notwithstanding the foregoing, the Trustee shall not be entitled to participate in any discussions between the Bank and Gazprom or any agreements of the Bank or Gazprom pursuant to Clauses 6.4 or 6.5 or Clause 8.

14.5.2 Gazprom shall not assign or transfer all or any part of its rights or obligations hereunder to any other party except as otherwise expressly permitted herein.

14.5.3 The Bank may not assign or transfer, in whole or in part, any of its rights and benefits or obligations under this Agreement except (i) the charge by way of first fixed charge granted by the Bank in favour of the Trustee (as Trustee) of the Bank's rights and

benefits under this Agreement and (ii) the absolute assignment by the Bank to the Trustee of certain rights, interests and benefits under this Agreement, in each case, pursuant to Clause 4 of the Trust Deed.

14.6 Currency Indemnity

To the fullest extent permitted by law, the obligation of Gazprom in respect of any amount due in Dollars under this Agreement shall, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in Dollars that the Bank may, in accordance with normal banking procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Business Day immediately following the day on which the Bank receives such payment. If the amount in Dollars that may be so purchased for any reason falls short of the amount originally due (the "**Due Amount**"), Gazprom hereby agrees to indemnify and hold harmless the Bank against any deficiency in Dollars. Any obligation of Gazprom not discharged by payment in Dollars shall, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided herein, shall continue in full force and effect. If the amount in Dollars that may be purchased exceeds that Due Amount the Bank shall promptly pay the amount of the excess to Gazprom.

14.7 Prescription

Subject to the Bank having received the principal amount thereof or interest thereon from Gazprom, the Bank shall forthwith repay to Gazprom the principal amount or the interest amount thereon, respectively, of any Notes upon such Notes becoming void pursuant to Condition 11 of the Notes.

14.8 Contracts (Rights of Third Parties) Act 1999

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

14.9 Choice of Law

This Agreement shall be governed by, and construed in accordance with, the laws of England.

14.10 Jurisdiction

14.10.1 For the exclusive benefit of the other party, each of Gazprom and the Bank hereby irrevocably agrees that the courts of England shall have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that accordingly any suit, action or proceeding (collectively, "**Proceedings**") arising out of or in connection with this Agreement may be brought in such courts.

14.10.2 Each of the parties irrevocably waives any objection which it may now or hereafter have to the laying of the venue of any Proceedings in any such court referred to in this Clause 14 and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a final and conclusive judgment in any Proceedings brought in the English courts with competent jurisdiction shall be conclusive and binding and may be enforced in the courts of any other jurisdiction.

14.10.3 Nothing contained in this Agreement shall limit the right of any party to take Proceedings against another party in any other court of competent jurisdiction to the extent permitted by any applicable law, nor shall the taking of Proceedings in connection with this Agreement in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction or in any other court of competent jurisdiction in connection with this Agreement to the extent by any applicable law.

14.10.4 Gazprom hereby agrees that, at the option of the Bank, any dispute, controversy, claim or cause of action brought by any party against another party or arising out of or relating to this Loan Agreement may be settled by arbitration in accordance with the

Rules of the London Court of International Arbitration, which rules are deemed to be incorporated by reference into this clause. The place of arbitration shall be London, England and the language of the arbitration shall be English. The number of arbitrators shall be three, each of whom shall be disinterested in the dispute or controversy, shall have no connection with any party thereto and shall be an attorney experienced in international securities transactions. Each party shall nominate an arbitrator, who, in turn, shall nominate the Chairman of the Tribunal. If a dispute, claim controversy or cause of action shall involve more than two parties, the parties thereto shall attempt to align themselves in two sides (i.e. claimant and respondent) each of which shall appoint an arbitrator as if there were only two sides to such dispute, claim controversy or cause of action. If such alignment and appointment shall not have occurred within twenty (20) calendar days after the initiating party serves the arbitration demand or if a Chairman has not been selected within thirty (30) calendar days of the selection of the second arbitrator, the Arbitration Court of the London Court of International Arbitration shall appoint the three arbitrators or the Chairman, as the case may be. The parties and the Arbitration Court may appoint arbitrators from among the nationals of any country, whether or not a party is a national of that country. The arbitrators shall have no authority to award punitive or other punitive type damages and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Agreement.

Fees of the arbitration (excluding each party's preparation, travel, attorneys' fees and similar costs) shall be borne in accordance with the decision of the arbitrators. The decision of the arbitrators shall be final, binding and enforceable upon the parties and judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction thereof. In the event that the failure of a party to comply with the decision of the arbitrators requires any other party to apply to any court for enforcement of such award, the non-complying party shall be liable to the other for all costs of such litigation, including reasonable attorneys' fees.

14.10.5 Bank's Process agent: The Bank agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Citibank, N.A., General Counsel, Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB or its other principal place of business in England for the time being or at any other address for the time being at which process may be served on such person in accordance with Part XXIII of the Companies Act 1985 (as modified or re-enacted from time to time). If such person is not or ceases to be effectively appointed to accept service of process on the Bank's behalf, the Bank shall, on the written demand of Gazprom, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, Gazprom shall be entitled to appoint such a person by written notice to the Bank. Nothing in this Clause shall affect the right of Gazprom to serve process in any other manner permitted by law.

14.10.6 Borrower's Process agent: Gazprom agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Gazprom (U.K.) Limited at 35 Vine Street, London EC3N 2AA or its other principal place of business in England for the time being or at any other address for the time being at which process may be served on such person in accordance with Part XXIII of the Companies Act 1985 (as modified or re-enacted from time to time). If such person is not or ceases to be effectively appointed to accept service of process on Gazprom's behalf, Gazprom shall, on the written demand of the Bank, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, the Bank shall be entitled to appoint such a person by written notice to Gazprom. Nothing in this Clause shall affect the right of the Bank to serve process in any other manner permitted by law.

14.11 Counterparts

This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the Terms and Conditions of the Notes, which contain summaries of certain provisions of the Trust Deed, and which will be attached to the Notes in definitive form, if any, and (subject to the provisions thereof) apply to the Global Note.

The U.S.$500,000,000 Fixed Rate Loan Participation Notes due 2007 (the "Notes" which expression includes any further Notes issued pursuant to Condition 15 and forming a single series herewith), without coupons, of Salomon Brothers AG (the "Bank") are constituted by a trust deed (the "Trust Deed", which expression includes such trust deed as from time to time modified in accordance with the provisions therein contained and any deed or other document expressed to be supplemental thereto, as from time to time so modified) dated 25 April 2002 and made between the Bank and The Bank of New York (the "Trustee", which expression shall include any successors) as trustee for the holders of the Notes (the "Noteholders").

The Bank has authorised the creation, issue and sale of the Notes for the sole purpose of financing a U.S.$500,000,000 5-year loan (the "Loan") to Open Joint Stock Company GAZPROM (the "Borrower"). The Bank and the Borrower have recorded the terms of the Loan in a loan agreement (the "Loan Agreement") dated 19 April 2002 between the Bank and the Borrower.

In each case where amounts of principal, interest and additional amounts (if any) are stated herein or in the Trust Deed to be payable in respect of the Notes, the obligations of the Bank to make any such payment shall constitute an obligation only to procure to be paid to the Noteholders on each date upon which such amounts of principal, interest and additional amounts (if any) are due in respect of the Notes, an amount equivalent to sums of principal, interest and additional amounts (if any) actually received by or for the account of the Bank pursuant to the Loan Agreement.

The Bank has charged by way of first fixed charge in favour of the Trustee certain of its rights and interests as lender under the Loan Agreement (other than any rights and benefits constituting Reserved Rights (as defined in the Trust Deed) as security for its payment obligations in respect of the Notes and under the Trust Deed and has assigned absolutely certain other rights under the Loan Agreement to the Trustee (the "Loan Administration Assignment" and together with the charge by way of first fixed charge, the "Security Interests"). In certain circumstances, the Trustee can (subject to it being indemnified and/or secured to its satisfaction) be required by Noteholders holding at least one quarter of the principal amount of the Notes outstanding or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders to exercise certain of its powers under the Trust Deed (including those arising under the Loan Administration Assignment).

Payments in respect of the Notes will be made (subject to the receipt of the relevant funds from the Borrower) pursuant to a paying agency agreement (the "Agency Agreement") dated 25 April 2002 and made between the Bank, The Bank of New York, New York Branch as paying agent and the registrar (the "Registrar", which expressions shall include any successors), The Bank of New York, London Branch as the principal paying agent (the "Principal Paying Agent") and Kredietbank S.A. Luxembourgeoise as paying agent and transfer agent (the "Transfer Agent"), which expressions shall include any successors, the Borrower and the Trustee.

Copies of the Trust Deed, the Loan Agreement and the Agency Agreement are available for inspection at the principal office of the Trustee being, at the date hereof, at One Canada Square, London E14 5AL and at the specified office of the Paying Agent in Luxembourg.

The statements contained in these Terms and Conditions include summaries or restatements of, and are subject to, the detailed provisions of the Trust Deed, the Loan Agreement (the form of which is scheduled to and incorporated in the Trust Deed) and the Agency Agreement. Noteholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions thereof.

1 Status

The sole purpose of the issue of the Notes is to provide the funds for the Bank to finance the Loan. The Notes constitute the obligation of the Bank to apply the proceeds from the issue of the Notes solely for financing the Loan and to account to the Noteholders for an amount equivalent to sums

of principal, interest and additional amounts (if any) actually received by or for the account of the Bank pursuant to the Loan Agreement.

The Trust Deed provides that payments in respect of the Notes equivalent to the sums actually received by or for the account of the Bank by way of principal, interest or additional amounts (if any) pursuant to the Loan Agreement will be made *pro rata* among all Noteholders, on the date of, and in the currency of, and subject to the conditions attaching to, the equivalent payment pursuant to the Loan Agreement. The Bank shall not be liable to make any payment in respect of the Notes other than as expressly provided herein and in the Trust Deed. As provided therein, the Bank shall be under no obligation to exercise in favour of the Noteholders any rights of set-off or of banker's lien or to combine accounts or counterclaim that may arise out of other transactions between the Bank and the Borrower.

Noteholders have notice of, and have accepted, these Terms and Conditions and the contents of the Trust Deed and the Loan Agreement, and have hereby accepted that:

(a) neither the Bank nor the Trustee makes any representation or warranty in respect of, or shall at any time have any responsibility for, or, save as otherwise expressly provided in the Trust Deed or in paragraph (f) below, liability or obligation in respect of the performance and observance by the Borrower of its obligations under the Loan Agreement or the recoverability of any sum of principal or interest (or any additional amounts) due or to become due from the Borrower under the Loan Agreement;

(b) neither the Bank nor the Trustee shall at any time have any responsibility for, or obligation or liability in respect of, the financial condition, creditworthiness, affairs, status or nature of the Borrower;

(c) neither the Bank nor the Trustee shall at any time be liable for any representation or warranty or any act, default or omission of the Borrower under or in respect of the Loan Agreement;

(d) neither the Bank nor the Trustee shall at any time have any responsibility for, or liability or obligation in respect of, the performance and observance by the Principal Paying Agent, any of the Paying Agents, the Registrar or the Transfer Agent of their respective obligations under the Agency Agreement;

(e) the financial servicing and performance of the terms of the Notes depend solely and exclusively upon performance by the Borrower of its obligations under the Loan Agreement and its covenant, credit and financial standing. The Borrower has represented and warranted to the Bank in the Loan Agreement that the Loan Agreement constitutes a legal, valid and binding obligation of the Borrower; and

(f) the Bank and the Trustee shall be entitled to rely on self-certification of the Borrower as a means of monitoring whether the Borrower is complying with its obligations under the Loan Agreement and shall not otherwise be responsible for investigating any aspect of the Borrower's performance in relation thereto and, subject as further provided in the Trust Deed, the Trustee will not be liable for any failure to make the usual or any investigations which might be made by a security holder in relation to the property which is the subject of the Trust Deed and held by way of security for the Notes, and shall not be bound to enquire into or be liable for any defect or failure in the right or title of the Bank to the assigned property whether such defect or failure was known to the Trustee or might have been discovered upon examination or enquiry or whether capable of remedy or not, nor will it have any liability for the enforceability of the security created by the Security Interests whether as a result of any failure, omission or defect in registering or filing or otherwise protecting or perfecting such security; the Trustee has no responsibility for the value of such security.

Under the Trust Deed, the obligations of the Bank in respect of the Notes rank *pari passu* and rateably without any preference among themselves.

In the event that the payments under the Loan Agreement are made by the Borrower to, or to the order of, the Trustee or (subject to the provisions of the Trust Deed) the Principal Paying Agent, they will *pro tanto* satisfy the obligations of the Bank in respect of the Notes.

Save as otherwise expressly provided herein and in the Trust Deed, no proprietary or other direct interest in the Bank's right under or in respect of the Loan Agreement or the Loan exists for the benefit of the Noteholders. Subject to the terms of the Trust Deed, no Noteholder will have any entitlement to enforce the Loan Agreement or direct recourse to the Borrower except through action by the Trustee pursuant to the Loan Administration Assignment granted to the Trustee in the Trust Deed. Neither the Bank nor, following the enforcement of the Security Interests created in the Trust Deed, the Trustee shall be required to take proceedings to enforce payment under the Loan Agreement unless it has been indemnified and/or secured by the Noteholders to its satisfaction.

2 Form and Denomination

The Notes are issued in fully registered form, and in the denomination of U.S.$1,000 or integral multiples thereof, without interest coupons.

3 Register, Title and Transfers

The Registrar will maintain a register (the "Register") in respect of the Notes in accordance with the provisions of the Agency Agreement. In these Conditions the "holder" of a Note means the person in whose name such Note is for the time being registered in the Register (or, in the case of a joint holding, the first named thereof) and "Noteholder" shall be construed accordingly. A Note will be issued to each Noteholder in respect of its registered holding.

The holder of each Note shall (except as otherwise required by law) be treated as the absolute owner of such Note for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing on the Note relating thereto (other than the endorsed form of transfer) or any notice of any previous loss or theft of such Note) and no person shall be liable for so treating such holder.

A Note may be transferred upon surrender of the relevant Note, with the endorsed form of transfer duly completed, at the specified office of the Registrar or at the specified office of the Transfer Agent, together with such evidence as the Registrar or the Transfer Agent may reasonably require to prove the title of the transferor and the authority of the individuals who have executed the form of transfer. Where not all the Notes represented by the surrendered Note are the subject of the transfer, a new Note in respect of the balance of the Note will be issued to the transferor.

Subject to the last paragraph of this Condition, within five business days of the surrender of a Note in accordance with the immediately preceding paragraph above, the Registrar will register the transfer in question and deliver a new Note to each relevant holder at its specified office or (at the request and risk of such relevant holder) by uninsured first class mail (airmail if overseas) to the address specified for the purpose by such relevant holder. In this paragraph, "business day" means a day on which commercial banks are open for business (including dealings in foreign currencies) in the city where the Registrar has its specified office.

The transfer of a Note will be effected without charge but against such indemnity as the Registrar may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such transfer.

Noteholders may not require transfers to be registered during the period of 15 days ending on the due date for any payment of principal or interest in respect of the Notes.

4 Restrictive Covenant

As provided in the Trust Deed, so long as any of the Notes remains outstanding (as defined in the Trust Deed), the Bank will not, without the prior written consent of the Trustee, agree to any amendments to or any modification or waiver of, or authorise any breach or proposed breach of, the terms of the Loan Agreement and will act at all times in accordance with any instructions of the Trustee from time to time with respect to the Loan Agreement, except as otherwise expressly provided in the Loan Agreement. Any such amendment, modification, waiver or authorisation made with the consent of the Trustee shall be binding on the Noteholders and, unless the Trustee

agrees otherwise, any such amendment or modification shall be notified by the Bank to the Noteholders in accordance with Condition 14.

5 Interest

On each Interest Payment Date the Bank shall account to the Noteholders for an amount equivalent to amounts of interest actually received by or for the account of the Bank pursuant to the Loan Agreement, which interest under the Loan is equal to 9.125% per annum as set out in Clause 4 of the Loan Agreement. Interest shall continue to accrue on overdue interest at the same rate per annum up to the maximum extent permitted by applicable law.

If interest is required to be calculated for any period of less than a year, it will be calculated on the basis of a year of 360 days consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed.

In this Condition 5, "Interest Payment Date" means 25 April and 25 October of each year.

6 Redemption

Unless previously prepaid or repaid, the Borrower will be required to repay the Loan on 25 April 2007 and, subject to such repayment, as set forth in the Loan Agreement, all the Notes then remaining outstanding will on that date be redeemed or repaid by the Bank at 100% of the principal amount thereof.

If the Loan should become repayable (and be repaid) pursuant to the Loan Agreement prior to 25 April 2007, as set forth in the Loan Agreement, all Notes then remaining outstanding will thereupon become due and redeemable or repayable at par together with accrued interest (and, subject to the Loan being repaid together with accrued interest, shall be redeemed or repaid) and the Bank will endeavour to give not less than 8 days' notice thereof to the Trustee and the Noteholders.

7 Payments

Payments of principal shall be made by U.S. dollar cheque drawn on, or by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City upon surrender of the relevant Notes at the specified office of the Principal Paying Agent or at the specified office of the Transfer Agent.

Payments of interest shall be made by U.S. dollar cheque drawn on, or by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City and (in the case of interest payable on redemption) upon surrender of the relevant Notes at the specified office of the Principal Paying Agent or at the specified office of the Transfer Agent.

All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations, but without prejudice to the provisions of Condition 8. No commissions or expenses shall be charged to the Noteholders in respect of such payments.

If the due date for payments of interest or redemption is not a business day, the holder of a Note shall not be entitled to payment of the amount due until the next following business day and shall not be entitled to any further interest or other payment in respect of any such delay. In this paragraph, "business day" means a day on which the London Interbank Market is open for dealings between banks generally, and if on that day a payment is to be made hereunder, commercial banks generally are open for business in New York City and in the city where the specified office of the Principal Paying Agent is located.

Each payment in respect of a Note will be made to the person shown as the holder in the Register at the opening of business (in the place of the Registrar's specified office) on the fifteenth day before the due date for such payment.

The Agency Agreement provides that the Bank may at any time, with the prior written approval of the Trustee, vary or terminate the appointment of the Principal Paying Agent or any of the Paying Agents, and appoint additional or other paying agents provided that so long as the Notes are listed on the Luxembourg Stock Exchange (the "Stock Exchange"), there will be a paying agent and

transfer agent with a specified office in Luxembourg or such other place in accordance with the rules of the Stock Exchange. Any such variation, termination or appointment shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not more than 45 days' and not less than 30 days' notice thereof shall have been given to the Noteholders.

In addition, if the due date for redemption or repayment of a Note is not an Interest Payment Date, interest accrued from the preceding Interest Payment Date or, as the case may be, from the Closing Date, shall be payable only as and when actually received by or for the account of the Bank pursuant to the Loan Agreement.

Save as directed by the Trustee at any time after the security created in the Trust Deed becomes enforceable, the Bank will require the Borrower to make all payments of principal and interest to be made pursuant to the Loan Agreement to the Principal Paying Agent for the account of the Bank. Under the Security Interests the Bank will charge by way of first fixed charge all the rights, title and interest in and to all sums of money then or in the future deposited in such account in favour of the Trustee for the benefit of the Noteholders.

8 Taxation

All payments in respect of the Notes by or on behalf of the Bank will be made without deduction or withholding for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of the Federal Republic of Germany or any authority thereof or therein having the power to tax, unless the deduction or withholding of such taxes or duties is required by law.

In such event, the Bank shall make such additional payments as shall result in the receipt by the Noteholders of such amount as would have been received by them if no such withholding or deduction had been required. However, the Bank shall only make such additional payments to the extent and at such time as it shall receive equivalent sums from the Borrower under the Loan Agreement. To the extent that the Bank does not receive any such equivalent sum, the Bank shall account to the relevant Noteholder for an additional amount equivalent to a *pro rata* proportion of such additional amount (if any) as is actually received by, or for the account of, the Bank pursuant to the provisions of the Loan Agreement on the date of, in the currency of, and subject to any conditions attaching to the payment of such additional amount to the Bank provided that no such additional amount will be payable:

(i) to a Noteholder who (a) is able to avoid such deduction or withholding by satisfying any statutory requirements or by making a declaration of non-residence or other claim for exemption to the relevant tax authority; or (b) is liable for such taxes or duties by reason of his having some connection with the Federal Republic of Germany other than the mere holding of such Notes or the receipt of payments in respect thereof;

(ii) in respect of a Note presented for payment of principal more than 30 days after the Relevant Date except to the extent that such additional payment would have been payable if such Note had been presented for payment on such thirtieth day;

(iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) in respect of a Note presented for payment by or on behalf of a Noteholder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the European Union.

As used herein, "Relevant Date" (i) means the date on which the equivalent payment under the Loan Agreement first becomes due but (ii) if the full amount payable by the Borrower has not been received by, or for the account of, the Bank pursuant to the Loan Agreement on or prior to such date, means the date on which such full amount shall have been so received and notice to that effect shall have been duly given to the Noteholders by or on behalf of the Bank.

Any reference herein or in the Trust Deed to payments in respect of the Notes shall be deemed also to refer to any additional amounts which may be payable in accordance with the Trust Deed and this Condition 8 or any undertaking given in addition thereto or in substitution therefor pursuant to the Trust Deed.

9 Enforcement

The Trust Deed provides that only the Trustee may pursue the remedies under the general law, the Trust Deed or the Notes to enforce the rights of the Noteholders and no such Noteholder will be entitled to pursue such remedies unless the Trustee (having become bound to do so in accordance with the terms of the Trust Deed) fails to do so within a reasonable period and such failure is continuing.

The Trust Deed also provides that, in the case of an Event of Default (as defined in the Loan Agreement), or of a Relevant Event (as defined in the Trust Deed), the Trustee may, and shall, if requested to do so by Noteholders owning 25% in aggregate principal amount of the Notes outstanding, or if directed to do so by an Extraordinary Resolution and, in either case, subject to it being secured and/or indemnified to its satisfaction, declare all amounts payable under the Loan Agreement by the Borrower to be due and payable (in the case of an Event of Default), or enforce the security created in the Trust Deed in favour of the Trustee (in the case of a Relevant Event). Upon repayment of the Loan following an Event of Default and a declaration as provided herein, the Notes will be redeemed or repaid and thereupon shall cease to be outstanding.

10 Meetings of Noteholders; Modification of Notes, Trust Deed and Loan Agreement; Waiver; Substitution of the Bank

The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including any modification of, or any arrangement in respect of, the Notes or the Trust Deed. Noteholders will vote *pro rata* according to the principal amount of their Notes. Special quorum provisions apply for meetings of Noteholders convened for the purpose of amending certain terms concerning, *inter alia*, the amount payable on, and the currency of payment in respect of, the Notes and the amounts payable and currency of payment under the Loan Agreement. Any resolution duly passed at a meeting of Noteholders will be binding on all the Noteholders, whether present or not.

The Trustee may agree, without the consent of the Noteholders, to any modification of the Notes and the Trust Deed or, following the creation of the Security Interests, the Loan Agreement which in the opinion of the Trustee is of a formal, minor or technical nature, is made to correct a manifest error or is not materially prejudicial to the interests of the Noteholders. The Trustee may also waive or authorise or agree to the waiving or authorising of any breach or proposed breach by the Bank of the Terms and Conditions of the Notes or the Trust Deed or, following the creation of the Security Interests, by the Borrower of the terms of the Loan Agreement, or determine that any event which would or might otherwise give rise to a right of acceleration under the Loan Agreement shall not be treated as such, if in the opinion of the Trustee, to do so would not be materially prejudicial to the interests of the Noteholders (as a class). Any such modification, waiver or authorisation shall be binding on the Noteholders and, unless the Trustee agrees otherwise, any such modification shall be promptly notified to the Noteholders.

The Trust Deed contains provisions to the effect that the Bank may, having obtained the consent of the Borrower and the Trustee (which latter consent may be given without the consent of the Noteholders) and having complied with such reasonable requirements as the Trustee may direct in the interests of the Noteholders, substitute any entity in place of the Bank as creditor under the Loan Agreement, as issuer and principal obligor in respect of the Notes and as principal obligor under the Trust Deed, subject to the relevant provisions of the Trust Deed and the substitute's rights under the Loan Agreement being charged and assigned, respectively, to the Trustee as security for the payment obligations of the substitute obligor under the Trust Deed and the Notes.

In connection with the exercise of any of its powers, trusts, authorities or discretions, the Trustee shall have regard to the interests of the Noteholders as a class and, in particular, shall not have regard to the consequences of such exercise for individual Noteholders resulting from their being

for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory. No Noteholder is entitled to claim from the Bank or the Trustee any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders.

11 Prescription

Notes will become void unless presented for payment of principal within ten years (in the case of principal) or five years (in the case of interest) from the due date for payment in respect thereof.

12 Indemnification of Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce payment unless indemnified to its satisfaction.

The Trustee's responsibilities are solely those of trustee for the Noteholders on the terms of the Trust Deed. Accordingly, the Trustee makes no representations and assumes no responsibility for the validity or enforceability of the Loan Agreement or the security created in respect thereof or for the performance by the Bank of its obligations under or in respect of the Notes and the Trust Deed or by the Borrower in respect of the Loan Agreement.

13 Replacement of Notes

If a Note shall become mutilated, defaced, lost, stolen or destroyed it may, subject to all applicable laws and regulations and requirements of the Stock Exchange, be replaced at the specified office of the Registrar in New York on payment of such costs, expenses, taxes and duties as may be incurred in connection therewith and on such terms as to evidence, security and indemnity and otherwise as may reasonably be required by or on behalf of the Bank or the Trustee. Mutilated or defaced Notes must be surrendered before replacements will be issued.

14 Notices

All notices shall be deemed to have been duly given if (i) posted to such holders at their respective addresses as shown on the register of Noteholders maintained by the Registrar and (ii) so long as the Notes are listed on the Stock Exchange, published in a daily newspaper of general circulation in Luxembourg approved by the Trustee, currently expected to be the *Luxemburger Wort*. Any such notice shall be deemed to have been given on the first date on which both conditions shall have been met.

In case by reason of any other cause it shall be impracticable to publish any notice to holders of Notes as provided above, then such notification to such holders as shall be given with the approval of the Trustee shall constitute sufficient notice to such holders for every purpose hereunder.

15 Further Issues

The Bank may from time to time, without the consent of the Noteholders, create and issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes. Such further Notes shall be issued under a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of Noteholders and the holders of Notes of other series in certain circumstances where the Trustee so decides.

16 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

17 Governing Law

The Notes and the Trust Deed are governed by and shall be construed in accordance with, English law. The Bank has submitted in the Trust Deed to the jurisdiction of the courts of England and has appointed an agent for the service of process in England.

SUMMARY OF PROVISIONS RELATING TO THE NOTES IN GLOBAL FORM

The Notes will be represented by a Global Note which will be registered in the name of The Bank of New York Depository (Nominees) Limited as nominee for, and deposited with, a common depositary for Euroclear and Clearstream, Luxembourg.

The Global Note will become exchangeable in whole but not in part (free of charge to the holder), for definitive Notes ("Definitive Notes") if (a) Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of holidays) or announces an intention permanently to cease business or (b) if the Bank would suffer a material disadvantage in respect of the Notes as a result of a change in the laws or regulations (taxation or otherwise) of any jurisdiction referred to in Condition 8 which would not be suffered were the Notes in definitive form.

Whenever the Global Note is to be exchanged for Definitive Notes, such Definitive Notes will be issued in an aggregate principal amount equal to the principal amount of the Global Note following delivery, by or on behalf of the registered holder of the Global Note, Euroclear and/or Clearstream, Luxembourg, to the Registrar of such information as is required to complete and deliver such Definitive Notes (including, without limitation, the names and addresses of the persons in whose names the Definitive Notes are to be registered and the principal amount of each such person's holding) against the surrender of the Global Note at the Specified Office of the Registrar or the Transfer Agent. Such exchange will be effected in accordance with the provisions of the Agency Agreement, the Trust Deed and the Global Note.

In addition, the Global Note will contain a provision which modifies the Terms and Conditions of the Notes as they apply to the Notes evidenced by the Global Note. The following is a summary of this provision:

Notices: Notwithstanding Condition 14 *(Notices)*, so long as the Global Note is held by or on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system (an "Alternative Clearing System"), notices to Noteholders represented by the Global Note may be given by delivery of the relevant notice to Euroclear, Clearstream, Luxembourg or (as the case may be) such Alternative Clearing System; *provided, however, that,* so long as the Notes are listed on the Luxembourg Stock Exchange and its rules so require, notices will also be published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*).

TAXATION

Prospective purchasers of the Notes are advised to consult their own tax advisers as to the consequences under the tax laws of the country of which they are residents, of a purchase of Notes, including but not limited to, the consequences of receipt of interest and sale or redemption of the Notes. The following is a general description of certain tax laws relating to the Notes and the Loan as in effect on the date hereof and does not purport to be a comprehensive discussion of the tax treatment of the Notes

Russian Federation

General

The following is a summary of certain Russian tax considerations relevant to purchase, ownership and disposition of the Notes as well as concerning taxation of payments of interest on the Loan. The summary is based on the laws of Russia in effect on the date of this Offering Circular. The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by regions, municipalities or other non-federal level authorities of Russia. Nor does the summary seek to address the availability of double tax treaty relief, and it should be noted that there may be practical difficulties involved in claiming double tax treaty relief. Prospective investors should consult their own advisers regarding the tax consequences of investing in the Notes. No representation with respect to the Russian tax consequences to any particular holder is made hereby.

Many aspects of Russian tax law are subject to significant uncertainty. Further, the substantive provisions of Russian tax law applicable to financial instruments may be subject to more rapid and unpredictable change and inconsistency than in jurisdictions with more developed capital markets. In particular, the interpretation and application of such provisions will in practice rest substantially with local tax inspectorates.

For the purposes of this summary, a "non-resident holder" means a physical person actually present in Russia for an aggregate period of less than 183 days in a given calendar year or a legal person or organisation in each case not organised under Russian law which holds and disposes of the Notes otherwise than through a permanent establishment in Russia.

The Russian tax treatment of interest payments made by Gazprom to the Bank under the Loan Agreement may affect the holders of the Notes. See below "Taxation of Interest on the Loan".

Non-Resident Holders

A non-resident holder of a Note will not be subject to any Russian taxes on receipt from the Bank of amounts payable in respect of principal, of, or interest on, the Note subject to what is said in "Taxation of Interest on the Loan".

A non-resident holder generally should not be subject to any Russian taxes in respect of gains or other income realised on the sale or other disposition of the Notes outside Russia provided there is no income from a source within Russia.

A non-resident holder which is a legal person or organisation should not be subject to withholding tax on any gain on the disposal of Notes even if payment is received from within Russia, although there is some residual uncertainty regarding the treatment of any part of such gain which is attributable to accrued interest on the Notes. Accrued interest may be distinguished from the total gain and taxed at a rate of 20%. The separate taxation of the interest accrued may create a tax liability in relation to interest even in a situation of a capital loss on the disposal of the Notes.

A non-resident holder who is a physical person will generally be subject to tax at the rate of 30% on the gross proceeds from the disposal of the Notes less any available cost deductions (taxable base) where the proceeds of such disposal are received from a source within Russia, subject to any available double tax treaty relief. If the Notes are disposed of in Russia, the proceeds of such disposal are likely to be regarded for personal income tax purposes as income from a source within Russia. In certain circumstances, if the disposal proceeds are payable by a Russian organisation, individual entrepreneur or a Russian permanent establishment of a foreign organisation, the payer may be required to withhold this tax. There is a risk that the taxable base may be affected by changes in the exchange rates between the currency of acquisition of the Notes, the currency of sale and Roubles.

Resident Holders

A holder of a Note who is a physical or legal person resident in Russia for tax purposes is subject to all applicable Russian taxes.

Taxation of Interest on the Loan

In general, payments of interest on borrowed funds by a Russian entity to a non-resident legal person are subject to Russian withholding tax at the rate of 20%, absent reduction or elimination pursuant to the terms of an applicable double tax treaty. Based on professional advice it has received, Gazprom believes that payments of interest on the Loan should not be subject to withholding under the terms of the double taxation treaty between Russia and the Federal Republic of Germany. However there can be no assurance that such relief will be obtained. If, as a result of the enforcement by the Trustee of the security granted to it by the Bank by way of the security interests created in the Trust Deed, interest under the Loan becomes payable to the Trustee, the benefit of the double tax treaty between Russia and the Federal Republic of Germany would cease and payments of interest may be subject to Russian withholding tax.

VAT is not applied to the rendering of financial services involving the provision of a loan in monetary form. Therefore no VAT will be payable in Russia on interest payments.

If the payments under the Loan Agreement are subject to any withholding (as a result of which the Bank would reduce payments under the Notes in the amount of such withholding), Gazprom is obliged to increase payments as may be necessary so that the net payments received by the Bank will not be less than the amount it would have received in the absence of such withholding. It should be noted however that gross-up provisions in contracts may not be enforceable under Russian law. In the event that Gazprom fails to increase payments, such failure would constitute an Event of Default under the Loan Agreement. If Gazprom is obliged to increase payments, it may prepay the Loan in full. In such case, all outstanding Notes would be redeemable at par with accrued interest.

Federal Republic of Germany

The following is a general discussion of certain German income tax consequences of the acquisition, ownership and disposition of Notes to original purchasers of the Notes. This summary is based on the laws currently in force and as applied in practice on the date of this Offering Circular, which are subject to change, possibly with retroactive effect.

Tax Residents

Under German law, as currently in effect, payments of interest on the Notes to persons who are residents of Germany (that is, persons whose residence, customary place of abode, head office or central management is located in Germany) are subject to German personal or corporate income tax. If the Notes are kept or administered in a domestic securities deposit account by a German financial institution, which term includes a German branch of a foreign financial institution but excludes a foreign branch of a German financial institution, interest payments in respect of such Notes will be subject to a 30% capital yield tax (*Zinsabschlagsteuer*) and a 5.5% solidarity surcharge on such tax. As a result, such payments will be subject to a total withholding tax charge of 31.65%. The *Zinsabschlagsteuer* and solidarity surcharge withheld from such payments are later credited as prepayments against the German personal or corporate income tax and the respective solidarity surcharge of the recipient.

If a holder sells a Note during a current interest period, the accrued interest received in connection therewith (*Stückzinsen*) will also be subject to personal or corporate income tax and the 30% *Zinsabschlagsteuer* and solidarity surcharge. *Stückzinsen* paid by a holder upon the purchase of a Note reduces the personal or corporate income tax base and, under certain circumstances, the taxable base for the *Zinsabschlagsteuer* and solidarity surcharge.

Non-Tax Residents

Payments of interest to persons who are not tax residents of Germany and have no connection with Germany other than the receipt of payments in respect of the Notes are exempt from the German withholding tax and solidarity surcharge.

If the interest from a Note kept or administered in a German securities deposit account is received by persons who are not residents of Germany and for whom interest paid in respect of the Notes constitutes income from German sources (e.g., income effectively connected with a German trade or business), the 30% *Zinsabschlagsteuer* and the 5.5% solidarity surcharge are applicable but can be credited toward the German personal or corporate income tax liability of such non-residents.

Other Taxes

Gains realised by persons who are not tax residents of Germany from the sale or other disposition of Notes that are not held as part of a permanent establishment or fixed base in Germany will not be subject to tax in Germany. No stamp, issue, registration, or similar taxes or duties will be payable in Germany in connection with the issuance, delivery or execution of the Notes.

EU Withholding Tax

The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments.

SALOMON BROTHERS AG

The Bank is licensed under the laws of the Federal Republic of Germany and is supervised and regulated by the German Banking Supervisory Authority and the German Bundesbank. The Bank was licensed as a bank with effect from 22 October 1986 in Frankfurt am Main and is engaged in various banking and investment banking activities.

The Bank is affiliated to Salomon Brothers International Limited but is not an affiliate of the Borrower.

The fully paid up share capital of the Bank is DM 450,000,000, and the amount of its capital reserves as of 31 December 2001 was DM 2,816,945.

The Members of the Management Board of the Bank are Dr Frank Müller, Christoph Lampert and Dieter Visser.

Since the Bank's sole obligation in respect of the Notes is to make certain payments as and when payments on the Loan are received pursuant to the Loan Agreement, financial information relating to the Bank is not included in this Offering Circular.

SUBSCRIPTION AND SALE

Salomon Brothers International Limited, Credit Suisse First Boston (Europe) Limited, and Alpha Bank A.E., Bayerische Hypo-und Vereinsbank AG, Commerzbank Aktiengesellschaft, ING Bank N.V., London Branch, GazInvest Finance B.V., MDM Bank, Vnesheconombank and Westdeutsche Landesbank Girozentrale, London Branch, (together the "Managers") have, pursuant to the terms and conditions set forth in a subscription agreement, dated 19 April 2002 (the "Subscription Agreement"), jointly and severally agreed with the Bank, subject to the satisfaction of certain conditions set forth therein, to subscribe and pay for the Notes at the issue price of 100% of the principal amount of the Notes. The Subscription Agreement also provides for the Managers to receive commissions of 1.00% of the principal amount of the Notes. The Borrower has agreed to pay certain costs in connection with the offering of the Notes and to reimburse the Managers, the Bank and the Trustee for certain of their expenses in connection with the offering of the Notes. The Managers are entitled to be released and discharged from their obligations under the Subscription Agreement in certain circumstances prior to payment being made to the Bank.

The Notes have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, any "U.S. person" as defined in Regulation S under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Managers have represented and agreed that neither they nor any of their affiliates nor any person acting on their behalf have offered or sold or will offer or sell any Notes as part of their distribution except outside the United States in offshore transactions (as defined in Regulation S under the Securities Act) meeting the requirements of Rule 903 of Regulation S under the Securities Act. In addition, until 40 days after commencement of the offering, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each Manager has represented and agreed that (i) it has not offered or sold and prior to the expiry of the period of six months from the payment date will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Borrower or the Loan Guarantor, and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

No sales prospectus (*Verkaufsprospekt*) under the German Securities Sales Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) has been, or will be, prepared by the Bank or the Managers in connection with the offering of the Notes. Each Manager has represented, warranted and undertaken that it has offered and sold, and will offer and sell, the Notes only in full accordance with the German Securities Sales Prospectus Act.

Each Manager has agreed that the Notes will not be offered, transferred or sold as part of their initial distribution or at any time thereafter to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation unless to the extent otherwise permitted under Russian law.

Each Manager has agreed that it has complied and will comply with applicable laws and regulations in each jurisdiction which it offers, sells or delivers Notes or distributes this Offering Circular (and any amendments thereof and supplements thereto) or any other offering or publicity material relating to the Notes, the Bank or the Borrower.

The Borrower is a party to the Subscription Agreement and has given certain representations and warranties, covenants and indemnities to the Managers and the Bank therein.

GENERAL INFORMATION

1. The Notes represented by the Global Note have been accepted for clearance through Euroclear and Clearstream, Luxembourg with a Common Code of 014665510. The International Securities Identification Number for the Notes is XS0146655104.

2. In connection with the application to list the Notes on the Luxembourg Stock Exchange, a legal notice relating to the issue of the Notes and a copy of the Charter of Gazprom (together with an English translation) will be deposited with the Chief Registrar of the District Court in Luxembourg ("*Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg*") where such documents may be examined and copies obtained.

3. Gazprom and the Bank have obtained all necessary consents, approvals and authorisations in Russia and Germany in connection with the Loan and the issue and performance of the Notes. The Loan and the issue of the Notes were authorised by the Resolution of the Board of Directors of Gazprom passed on 21 March 2002, and the Resolution of the Management Committee of Gazprom passed on 28 September 2001.

4. No consents, approvals, authorisations or orders of any regulatory authorities are required by the Bank under the laws of the Federal Republic of Germany for the maintenance of the Loan or for the issue of the Notes.

5. There has been no significant change in the financial or trading position or prospects of Gazprom or the Group since 31 December 2000 and no material adverse change in the financial or trading position or prospects of Gazprom or of the Group since 31 December 2000.

6. Except as disclosed in this Offering Circular, neither Gazprom nor any of its subsidiaries is involved in any litigation or arbitration proceedings relating to claims or amounts that are material in the context of the issue of the Notes nor, so far as Gazprom is aware, is any such litigation or arbitration pending or threatened.

7. Copies in English of the latest annual report and consolidated annual accounts of Gazprom and the latest interim consolidated unaudited accounts of Gazprom may be obtained, and copies of the Trust Deed in respect of the Notes (including the forms of the Global Note and definitive Notes), the Agency Agreement and the Loan Agreement will be available for inspection, at the specified offices of the Trustee and the Paying Agent in Luxembourg during normal business hours, so long as any of the Notes are outstanding.

Gazprom publishes interim consolidated unaudited financial statements, prepared in accordance with IAS for the 6 month period ended 30 June and for the 9 month period ended 30 September in each year. Gazprom does not publish non-consolidated annual or interim financial statements, prepared in accordance with IAS.

APPENDIX A — OVERVIEW OF THE RUSSIAN FEDERATION

THE RUSSIAN FEDERATION

The following information has been extracted from publicly available sources. It has not been independently verified by Gazprom. Neither Gazprom nor the Managers accept any responsibility for the accuracy or completeness of this information.

General

The Russian Federation, or Russia, is a sovereign and democratic federal republic, consisting of 89 sub-federal political units (the "Federation Subjects"), and is constituted as a federation of republics, territories, regions, cities of federal importance and autonomous regions. It is the largest state to emerge from the former Soviet Union, covering an area of approximately 17.1 million square kilometres. Russia covers one-tenth of the world's land surface, making it the largest country in the world, almost twice the size of the United States.

Of the population of approximately 145 million, approximately 82% is ethnic Russian and a high percentage (approximately 73%) live in cities and towns. The two largest cities are Moscow, with approximately 8.55 million inhabitants, and St. Petersburg, with approximately 4.7 million inhabitants.

Russia is a leading world producer of natural resources. The oil and gas industry plays an important role in the domestic economy. There are also substantial mineral deposits including iron, nickel, copper, diamonds and gold, as well as timber.

International Relations

Russia is a member of the United Nations (and a permanent member of the Security Council), the IMF, the World Bank, the International Finance Corporation and the European Bank for Reconstruction and Development. Russia succeeded to the former Soviet Union's "observer status" to the General Agreement on Tariffs and Trade (currently, the World Trade Organisation) which was granted in May 1990 and in June 1993 made an official announcement of its intention to join the General Agreement on Tariffs and Trade. Discussions regarding Russia's admission to the World Trade Organisation were held between 1995 and 1998 and the next round of negotiations is scheduled for later this year. Russia has also been awarded Most Favoured Nation status by several members of the Organisation for Economic Co-operation and Development ("OECD"). Russia has been granted observer status in a number of OECD committees and formally applied for membership in May 1996.

Political Structure and Recent Political Developments

Federal Structure

In 1990, Russia declared its sovereignty (though not its independence from the Soviet Union). In December 1991 Russia, Belarus and Ukraine joined together to dissolve the Soviet Union and form the Commonwealth of Independent States (the "CIS"). The CIS was subsequently joined by another 9 former Soviet republics. Members of the CIS have entered into a series of political and economic agreements among themselves.

The Federation Treaty of 31 March 1992, signed by the majority of the Federation Subjects, initially gave to each a measure of control over budgetary and external policy as well as over the natural resources of their territories, and the Constitution of Russia (the "Constitution") and individual treaties between the Federation and some of the Federation Subjects subsequently confirmed and refined the terms of the division of authority between the Federation and its subjects.

In general, disputes between the Federal authorities and Federation Subjects have been resolved peacefully through a political process. The military confrontation in the Chechen Republic has been the exception. There has been military confrontation in the Chechen Republic between December 1994 and August 1996 (followed by a peace treaty in May 1997) and then again from August 1999 to date, with the fighting now reduced to sporadic outbreaks. In January 2001 President Putin announced plans for a significant reduction in troop numbers and an eventual end to anti-terrorist operations. A local police force is being formed to gradually take over the maintenance of order from the Russian military, and almost 15 billion Roubles (over U.S.$500 million) has been promised in aid for reconstruction of Chechnya. However, the situation is not stable and there have been no official talks between the federal authorities and rebel leaders. It is expected that the future of the Chechen Republic will only be decided after the completion of operations by the Russian interior and military troops.

Constitution

The Constitution provides for a tripartite governmental structure in which the power of the State is divided between the executive, legislative and judicial branches, each independent of the others. The Constitution also establishes a federal system, allocating responsibilities between federal and sub-federal authorities and setting out the principles of local government.

Executive, Legislative and Judicial Branches

The Executive branch consists of the President and the Government of Russia.

The President of Russia has broad powers. The President is Head of State and Supreme Commander of the Armed Forces, with authority to declare states of military emergency and other states of emergency, subject to approval by the Federation Council and has responsibility for foreign policy and national defence. The President has the power to issue decrees and orders having the force of law (although these may not contradict the Constitution or federal legislation), to suspend acts of sub-federal executive authorities and to call a national referendum on matters of special importance. The President also has the power to veto bills passed by the Federal Assembly and, under certain circumstances, to dissolve the State Duma. The President also enjoys significant powers of appointment, including the power to appoint the Prime Minister (with the consent of the Duma) and other members of the Government (who are nominated by the Prime Minister). The President may also dismiss deputy prime ministers and federal ministers at any time. In addition, the President nominates candidates for Governor of the Central Bank (for appointment by the Duma) and the Prosecutor General (for appointment by the Federation Council) and also nominates judges for the Constitutional Court, the Supreme Court and the Supreme Arbitration Court (for appointment by the Federation Council).

The President is elected in a national election for a term of four years. The Constitution provides for the early termination of the President's term of office in the event of his death, resignation or impeachment, or if he is persistently unable to exercise his powers for reasons of health, in which case the Prime Minister fulfils the responsibilites of the President until a new President is elected. New presidential elections must be held within three months of any such early termination.

The Government of Russia comprises the Prime Minister, deputy prime ministers and federal ministers, all of whom are appointed by the President as described above. The Government is automatically dissolved after each presidential election, in order to permit the President to form a new Government. The Government is responsible for implementing federal laws, presidential decrees and international agreements. In particular, the Government is responsible for preparing and implementing the federal budget, establishing a unified financial, credit and monetary policy, carrying out social policy, preserving public order and defending the rights and freedoms of citizens.

The Legislative branch is the Federal Assembly, which consists of a lower chamber, the State Duma, and an upper chamber, the Federation Council.

The State Duma consists of 450 deputies, elected by a mixed system of majority vote and proportional representation. Half of the deputies are elected by majority vote in individual electoral districts. The other half are chosen from "party lists" on the basis of a nationwide election, with seats being allocated in proportion to the number of votes received by the party. Generally, only parties receiving more than 5% of the votes qualify for these "party list" seats. "Party list" deputies are free to change their party affiliations during their terms in office without the need for a new election. The State Duma sits for four years and no person may simultaneously serve as a State Duma deputy and hold a position in the Government.

The Federation Council represents Russia's 89 Federation Subjects. Each Federation Subject has two representatives on the Federation Council, one representing its legislative body and the other representing its executive branch.

The Judicial branch is represented by the Constitutional Court, the Supreme Court and the Supreme Arbitration Court as well as lower courts of general jurisdiction and arbitration courts.

Political Parties and Elections

Presidential elections were most recently held on 26 March 2000. The elections were scheduled to take place in the summer of 2000 but the premature resignation of President Yeltsin on 31 December 1999 brought these elections forward to March. At the time of Yeltsin's resignation, Vladimir Putin was the Prime Minister and, therefore, was elevated to the post of acting President.

Putin was successful in the first round of voting for the Presidential elections and secured over 52% of the votes cast with a turnout of 68.74% (more than 50% of the votes cast is required in order to be elected). His nearest challenger was the Communist candidate Gennady Zyuganov, who received almost 30% of votes.

The Government was appointed between May and July 2000. It has embarked on a course of significant reforms comparable to those in early 1992 aimed at strengthening the unity of the State and tightening federal control over the Federation Subjects.

In May 2000 President Putin reformed the structure of Presidential representatives in the regions. The Federation Subjects were divided into seven "federal areas" and authorised representatives with broad powers were appointed by the President to each federal area. The rights of the authorised representatives of the President include the right to participate in all activities of representative bodies of the Federation Subjects, to control the implementation of Presidential decrees and orders and federal economic programmes, and to control the use of federal property and federal funds by the Federation Subjects. The authorised representatives of the President in the Federation Subjects are financed by the Administration of the President.

The Duma elections were held on 19 December 1999 with the following results: — the Communist party led by Gennady Zyuganov won 24.3% of the votes cast; the Unity party led by Sergei Shoigou, the Minister of Emergency Situations 23.2%; the Fatherland-All Russia party led by former prime minister Yevgeny Primakov, Moscow Mayor Yuri Luzhkov and St Petersburg Mayor Vladimir Yakovlev 13.1%; the Union of Right Forces led by former prime minister Sergei Kiriyenko 8.6%; the Yabloko party led by Grigory Yavlinsky 5.9% and the "Zhirinovsky bloc" led by Vladimir Zhirinovsky 6.4%. Other parties received the remaining 18.5%.

As a result of the distribution of seats among political parties and winners in majority vote constituencies, the communists and their allies lost control over the Duma, which now has a broadly pro-Presidential majority.

Economic Conditions and Recent Economic Developments

Following the dissolution of the Soviet Union, particularly during 1991 and 1992, Russia experienced an economic crisis, evidenced by a decline in industrial production and GDP, significant price increases, a decline in the average standard of living and an increase in foreign debt. In response, the Government instituted a series of measures designed to achieve financial stabilisation and price liberalisation and to create an impetus for a transition to a market economy. The Government has freed most wholesale and retail prices, reduced defence allocations, cut state subsidies, introduced a substantial value-added tax, removed most non-tariff restrictions on foreign trade and launched a broad privatisation effort.

Russia's financial stabilisation programme came under severe pressure in the second half of 1997 and the first half of 1998, when the repercussions of the Asian currency and financial crises and sharp falls in world prices for oil and other commodities adversely affected the Government's ability to continue to finance its budget deficits and to maintain the value of the Rouble against the U.S. dollar. On 17 August 1998, the Government and the Central Bank announced a three-part programme intended to address these pressures. First, the Rouble trading corridor was revised from 5.25-7.15 Roubles for one U.S. dollar to 6.00-9.5 roubles for one U.S. dollar. This corridor was subsequently abandoned. Second, domestic GKO/OFZ bonds issued prior to 17 August 1998 and maturing before 31 December 1999 were to be restructured into new longer-term instruments and trading of these instruments was suspended pending the restructuring. Finally, for a period of 90 days Russian private sector residents were restricted from conducting certain foreign exchange operations of a capital nature, including payments of foreign currency under forward contracts and repurchase agreements and principal payments on long-term credits.

The events of 17 August led to:

- a severe devaluation of the Rouble;
- a sharp increase in the rate of inflation;
- the near collapse of the country's banking system;
- significant defaults by Russian public and private borrowers on their foreign currency obligations;
- dramatic declines in the prices of Russian debt and equity securities (including Russia eurobonds); and
- an inability of Russian borrowers to raise funds internationally.

The situation stabilised rapidly, however, and 1999-2001 witnessed several positive developments. These included:

- a slow-down in the decline, and then a stabilisation, in the value of the Rouble against the U.S. dollar (and appreciation of the value of the Rouble against the U.S. dollar in real terms);
- a decline in consumer price inflation;
- an increase in real industrial output, resulting in part from the devaluation of the Rouble;
- an improved balance of trade, resulting in part from the devaluation of the Rouble and a significant increase in oil prices;
- improved tax collection, resulting in a significant primary fiscal surplus;
- increasing prices for Russian debt and equity securities;
- a decrease in the share of barter transactions, both in inter-enterprise transactions and in the execution of regional budgets; and
- the restructuring of a significant portion of Russia's Rouble-denominated domestic indebtedness and the reduction and restructuring of its London Club indebtedness.

President Putin's government has announced plans for substantial economic reforms (including the tax reform, the pension reform, the housing and utilities reform) and has begun the process of implementing some of those reforms.

Privatisation

Russia commenced its privatisation programme in early 1992. About 15,000 medium- and large-scale enterprises employing more than 70% of the industrial workforce had been privatised through the mass voucher privatisation programme by mid-1994. In a relatively short period of time, the companies in which the Government had had less than a majority equity interest came to represent over 50% of both GDP and employment.

The first stage of the Russian privatisation process, the so-called voucher privatisation, was completed in the summer of 1994. The second (post-voucher) phase of the privatisation process started in late July 1994, consisting of cash sales to domestic and foreign strategic investors with the primary objective of transferring control over the privatised companies to private management and ownership. The transfer of assets from state to private control continued in 1995 through a loans for shares programme, cash auctions and investment tenders. As at 31 December 2000, there were more than 900 joint stock companies which were 25 to 50% state owned and 371 joint stock companies which were more than 50% state owned.

In July 1997, a new privatisation law came into effect. The new law provides for several methods to privatise state-owned enterprises including cash auctions, commercial tenders, sales of shares to enterprise employees, buy-outs of state property under lease, contributions of state-owned assets to the charter capital of other business entities, the transformation of State and municipal entities into open joint stock companies and the issuance of state debt securities convertible into the equity of joint stock companies with subsequent sales of these equity securities to the holders of State debt.

The August 1998 financial crisis resulted in the suspension of several planned privatisation tenders. The Government has announced its intent to return to some of its privatisation plans.

Gross Domestic Product

The following table sets forth certain information regarding Russia's nominal GDP for the years 1996 to 2001:

	1996	1997	1998	1999	2000	2001[2]
Nominal GDP (RUR billions)	2,145.7	2,478.6	2,741.1	4,757.2	7,063.4	6,545.0[3]
Nominal GDP per capita (RUR)	14,523.2	16,826.4	18,659.0	32,515.0	48,527.0	45.419.8
Consumer Price Index[1] (%)	147.8	114.7	127.8	185.7	120.8	121.8
Total population, millions (end of period)	147.1	146.7	146.3	145.6	144.8	144.1

Note:

(1) Average on the annual basis (Source: Central Bank website, 22 January 2002).

(2) The figures for 2001 are given for the first eleven months avaraged on the annual basis.

(3) The figure is given for the period from January to September 2001, averaged on the annual basis.

Source: Goskomstat's Russian Annual Statistics (2001 Edition), Goskomstat's website, 22 January 2002.

Employment

Employment has declined in Russia since reforms were initiated. The level of unemployment increased in 1998 due to the Russian financial crisis, and the labour market still remains relatively depressed. According to the Central Bank of Russia figures (based on the methodology of the International Labour Organisation), the total number of unemployed in October 2001 was 6.2 million (8.7% of the labour force), compared to 7.0 million (9.8% of the labour force), at the end of 2000 and 8.9 million (12.2% of the labour force) at the end of 1999.

Source: Central Bank website, 22 January 2002.

Balance of Payments

The following table sets forth Russia's consolidated balance of payments for the years 1996 to 2001:

	Consolidated Balance of Payments					
	1996	1997	1998	1999	2000	9 months of 2001
			(U.S.$ millions)			
Current account	11,753	2,060	687	24,731	46,291	28,557
Goods and non-factor services	17,115	11,107	12,813	31,845	52,958	32,547
Trade balance	22,471	17,025	16,869	36,129	60,703	40,379
Non-factor services	(5,356)	(5,918)	(4,056)	(4,284)	(7,745)	(7,832)
Income	(5,434)	(8,692)	(11,790)	(7,716)	(6,736)	(3,965)
Current transfers	72	(356)	(337)	601	69	(25)
Capital and financial account	(6,860)	2,791	8,397	(17,695)	(37,050)	(22,371)
Capital account	(463)	(797)	(382)	(328)	10,955	(10,289)
Financial account	(6,397)	3,588	8,779	(17,367)	(48,005)	(12,081)
Direct investments	1,656	1,681	1,492	1,101	(494)	(403)
Portfolio investments, net	4,410	45,775	8,618	(946)	(10,303)	(267)
Other investments	(13,821)	(41,912)	(6,585)	(15,569)	(21,215)	(1,939)
Reserve assets	2,841	(1,936)	5,305	(1,778)	(16,010)	(9,619)
Adjustments of reserve assets[1]	(1,484)	(20)	(50)	(176)	17	147
Errors and omissions, net	(4,892)	(4,851)	(9,084)	(7,036)	(9,241)	(6,187)

Note:

(1) Adjustments of the reserve assets were introduced in order to reconcile the data in the payment balance and international investment position of Russia formed in accordance with the IMF guidelines with the national official statistical data on international reserves.

Certain data presented in this table differs from the previously published data due to revisions made by the Central Bank of Russia.

Source: Central Bank website. 22 January 2002.

Official International Reserves

The following table sets forth information with respect to official international reserves as at 1 January for the years 1997 to 2002:

	Official international reserves					
	1 January 1997	1 January 1998[1]	1 January 1999[2]	1 January 2000	1 January 2001	1 January 2002
			(U.S.$ millions)			
Gold and currency reserves	15,324	17,784	12,223	12,456	27,972	36,622
Currency reserves	11,276	12,895	7,801	8,457	24,264	32,542
Foreign currency	11,271	12,771	7,800	8,455	24,263	32,538
SDRs	5	122	0	1	1	3
Reserve position on IMF	1	1	1	1	1	1
Gold[3]	4,047	4,889	4,422	3,998	3,708	4,080

Notes:

(1) From 1 August 1998 deposited gold is included in the international reserves figures.

(2) From 1 September 1999 the amount of reserves excludes foreign currency balances in correspondent accounts of resident banks with the Central Bank of Russia, except for the funds transferred to Vnesheconombank for the purposes of servicing state external debt.

(3) Valuing gold at U.S.$300 per fine troy ounce.

Source: Central Bank's website (22 January 2002).

Monetary policy

The decrease of the budget deficit between 1992 and 1997 with its expected elimination in 2001, and the increased access of the Government to financing from sources other than the Central Bank, have reduced the pace of monetary expansion. Prior to the 1998 financial crisis, slower monetary growth and increased exchange rate stability have helped the Central Bank to reduce inflation from over 2000% in 1992 to 11% in December 1997. In 1998, however, inflation rose sharply again. After the crisis, the Government changed its policy towards the Rouble and proclaimed a debt moratorium and a mandatory restructuring of a significant share of domestic Rouble debt. Consumer price inflation was reduced to 20.2% as at the end of 2000, from a level of 36.5% for the year 1999.

The Central Bank introduced a currency intervention band in July 1995. Another two "half-year" currency bands followed at the end of 1995 and in mid-1996. As confidence in the continuity of the exchange rate policy grew, the Central Bank introduced a full-year band for 1997. In November 1997, exchange rate policy was adjusted further, to allow the authorities more flexibility in accommodating shifts in short-term capital flows. The new (flat) trading band was announced for the three years from 1998 to 2000. This was supposed to help sustain the decline in inflation and domestic interest rates. However, in 1998 the Government dropped the currency trading band and allowed the Rouble to float freely. By the end of 1999, the Rouble had stabilised at around 25 Roubles to the U.S. dollar. Since then, the Central Bank has conducted a tight monetary policy through a system of barriers to limit the flow of currency out of Russia and direct currency interventions helping to reduce inflation and keep the Rouble under control.

The Rouble was redenominated, 1,000-fold, effective as of 1 January 1998. The old bills were in circulation until 1999 and will continue to be accepted by the Central Bank until 2002.

The Rouble is fully convertible for current account transactions. In June 1996, the Russian Government committed itself to compliance with the obligations of Article VIII of the IMF Charter.

External Debt

As at 1 January 2001 the state external debt of the Russian Federation amounted to U.S.$144.5 billion (including indebtedness of the former USSR accepted by Russia). A significant proportion of that debt (U.S.$48.6 billion) is owed to the Paris Club of sovereign creditors. The Government has been making efforts to restructure this Paris Club debt and reschedule payments. However, these efforts have not so far been successful. If the Paris Club debt is not restructured, Russia will face substantial foreign debt payments in 2003.

Source of figures: Ministry of Finance website, 22 January 2002.

Social Conditions

The Russian standard of living declined with the beginning of economic reforms amid the country's severe economic problems. This decline has primarily affected the elderly and other segments of the population that are dependent on Government benefits. While reported real wages dropped sharply as a result of price liberalisation, Russian consumers have benefited from the wider range and improved quality of products available to them. Today, imported and domestic consumer products are available, although many goods are often beyond the means of most Russians and the market share of imported goods has been decreasing.

Legal Environment

Russian law has undergone radical changes in recent years. Whole bodies of law unknown in the Soviet era have been adopted, covering a wide range of areas including corporate, securities, anti-trust, privatisation, property, banking and bankruptcy law. The adoption of the first, second and third parts of the new Civil Code, the Securities Market Law and the Joint Stock Companies Law are further important steps in establishing a comprehensive legal framework. At the same time, confusion and uncertainty continue to exist with respect to the state of law in Russia, not least because the pace of its development often results in ambiguities and inconsistencies.

Much business-related legislation remains to be put in place. The absence of comprehensive business laws and regulations presents particularly difficult problems for businesses operating in Russia. Business-related legislation is also susceptible to revision in reaction to political influences and the pressure on the Government to generate revenue or to conserve foreign currency. In addition, a significant amount of Russian legislation has been adopted based on a more or less explicit understanding that it would serve as a general framework, with more detailed issues to be subsequently clarified by amendment or administrative regulation. In many cases, this clarification is yet to occur.

Regulations are interpreted and applied with little consistency and the decisions of one Government official may be overruled or contested by another. Moreover, many of the new Russian laws have never been interpreted by courts or administrative bodies. Both the Soviet experience and recent Russian practice suggest that the enforcement of legal rights in Russia will continue to be subject to greater discretion and political influence than is usual for most Western jurisdictions.

Exchange Controls and Repatriation

Russian currency exchange legislation limits the exchangeability of Roubles for foreign currency and the use of foreign currency in Russia. Russian currency legislation currently permits, and Russian foreign investment legislation currently guarantees, the right of foreign investors to convert Rouble income received on investments in Russia (including dividends, profits and interest) and to transfer it abroad. However, the actual repatriation of proceeds from the sale of certain investments may be postponed for as long as 365 days.

Foreign currency may be freely exchanged for Roubles in Russia, but the exchange of Roubles for foreign currency in Russia is restricted and Roubles may not be exported or exchanged outside Russia. Non-residents may freely convert foreign currency into Roubles, but may only do so through Rouble accounts which are subject to strict regulations.

The currency exchange rules govern transactions in foreign currencies and currency valuables (including foreign currency-denominated securities) between Russian residents (including citizens, permanent residents and legal entities established under Russian law) and foreign currency and Rouble transactions between residents and non-residents. Russian currency legislation distinguishes between "current" foreign currency transactions and foreign currency transactions involving a "movement of capital".

"Current" foreign currency transactions generally may be freely carried out between residents and between residents and non-residents. "Movement of capital" transactions in foreign currency, generally require a licence from the Central Bank subject to exemptions enacted by the Central Bank. The prevailing view is that the licence is only required for Russian residents involved in such "movement of capital" transactions. Cash transactions in foreign currency are generally prohibited within Russia.

Following the financial crisis of 1998, additional regulations on foreign currency exchange were enacted. For example, the mandatory exchange of 75% of export revenues of Russian companies was required to be effected through the domestic foreign currency market. This requirement has been assisting the Central Bank in increasing its foreign currency reserves. The mandatory exchange requirement has been recently reduced to 50% of export revenues.

In 2001, certain steps were taken to remove some of the more onerous currency control requirements. In particular, Russian companies can now receive long term loans from foreign lenders without a Central Bank licence provided that certain conditions are met.

Taxation and Duties

The current Russian system of taxation has been characterised by rapid and unpredictable changes. The Government has an acute need for revenues because of the large deficit in public finance at all levels. Thus, the nature and amount of taxes applicable to a business's activities could ultimately turn out to be different from what is expected. Widespread non-compliance with tax laws and inconsistent enforcement by tax inspectorates contribute to the system's shortcomings. While taxation of non-income operations has been significantly reduced, businesses are still required to pay significant taxes even if they realise no profits.

The first part and certain chapters of the second part of the new Tax Code became effective in 1999 and 2001-2002 respectively. The main objectives of the Tax Code are to reduce the total number of taxes (from about 200 existing in 1999), improve the stability, transparency and fairness of the system by eliminating many tax exemptions, and to reduce the overall tax burden on the Russian economy. The Ministry of Finance and the Tax Ministry continue to work on the tax system by radically reducing the number of laws and harmonising Russian legislation with that of developed countries.

Entities carrying on commercial activity in Russia must be registered with the tax inspectorate in each location in which they operate, and must submit an annual tax declaration in addition to certain quarterly and monthly reporting requirements. There is a single profits tax system, but the rates are split between payments to the federal, regional and local governments. At the present time, the profits tax is imposed at a federal rate of 7.5%, a regional rate of between 10.5% and 14.5% and a local rate of 2%. This results in an overall rate ranging from 20% to 24%.

Social tax is payable by employers and is imposed on the employee's wage cost at a maximum rate of 35.6%. A regressive rate is applied to higher wage costs, with the minimum rate as low as 2%.

Value added tax, at the rate of 20% ("VAT"), is imposed on the customs value of imports of goods, and on supplies or deemed supplies of goods, works and services in the Russian territory. Certain goods are subject to VAT at a lower 10% rate. Exports, educational, medical and certain other services are generally exempt from VAT.

In addition to the foregoing taxes and duties, each subject of Russia and each local authority may impose certain regional and local taxes within the limits established by Federal legislation. The taxes include retail sales tax (up to 5% of retail revenues) and corporate property tax (up to 2% of the property's value annually).

Foreign entities are subject to a withholding tax at source on Russian source income that is not attributable to a permanent establishment. The withholding tax is imposed at the following basic rates: 15% for dividends and other income from participation in Russian enterprises, and 20% for royalties, interest, management fees and most other income. This withholding tax may be reduced pursuant to a double taxation treaty in effect between Russia and other countries for foreign legal entities and individuals who are resident in such countries. This reduction in withholding tax pursuant to such treaties may be obtained either via a refund (as long as such refund claim is made within three years from the end of the year in which the tax was paid) or by direct application of the double taxation treaty by the payer. In either case, the foreign legal entity or individual would be required to obtain official certification from its home jurisdiction confirming its residence (for the purposes of the treaty in the country which is a party to a double taxation treaty with Russia).

Personal income tax for tax residents is levied at a single flat rate of 13% which is effective as of 1 January 2001 and applicable to most types of income.

APPENDIX B — PART I — OVERVIEW OF THE RUSSIAN GAS INDUSTRY AND ITS REGULATION

The information set forth in this section is based on publicly available information

GENERAL

The Russian natural gas industry developed during the Soviet era and expanded rapidly after the discovery in the 1960s of significant reserves in the exceptionally large natural gas fields of Western Siberia. Russia experienced a profound crisis in the early 1990s as a result of the dissolution of the Soviet Union, suffering a decline in industrial production and GDP.

Between 1990 and 1999, the Government's policies on natural gas industry structure and prices resulted in the demand for natural gas and natural gas production levels remaining relatively stable in comparison to the production of other energy sources over the same period, such as oil and coal. Total natural gas production only declined by 7.6%, whereas the production of oil and coal declined by 41.7% and 36.7% respectively. Moreover there has been a continuous substitution during this period of the use of oil and coal by natural gas, primarily because domestic natural gas prices have been kept at a low level.

Since the dissolution of the Soviet Union, the oil and coal industries have been restructured into several regional enterprises, but the structure of the UGSS, which is the basis for natural gas production, transportation, storage and supplies in the Russian Federation, has been preserved.

CLASSIFICATION OF RESERVES

Russian methods for calculating and classifying reserves differ from generally accepted practices in the United States and other countries. Reserves which are calculated using different methods cannot be accurately reconciled.

The following is a summary of an extract taken from a classification document concerning reserves and potential and forecasted oil and natural gas resources, which was approved by the Order of the Ministry of Natural Resources No. 126 dated 7 February 2001.

Categories of reserves and potential and forecasted oil and natural gas resources.

Natural Gas, gas condensate and oil reserves and their components, which have industrial value, are subdivided depending on the degree to which they subsist into explored reserves (represented by the categories A, B, and C_1), and into preliminary estimated reserves (represented by the category C_2). Oil and natural gas resources are subdivided depending on the degree to which they subsist into potential resources (represented by the category C_3), and into forecasted resources (represented by the categories D_1 and D_2).

Category A—Deposit reserves (or a part of a deposit), which have been analysed in sufficient detail to comprehensively define the type, shape and size of the deposit; the level of the oil and natural gas saturation; the reservoir type; the nature of changes in the reservoir characteristics; the oil and natural gas saturation of the productive strata of the deposit; the content and characteristics of the oil, natural gas and condensate; as well as major features of the deposit which determine the conditions of its development (mode of operations, well productivity, strata pressure, the oil, natural gas and condensate balance, hydro- and piezoconductivity and other features).

Category A reserves are calculated on the part of the deposit drilled in accordance with an approved development project for the oil or natural gas field.

Category B—Deposit reserves (or a part of a deposit), the oil and natural gas content of which is determined on the basis of commercial flows of oil or natural gas from wells at various hypsometic marks.

The type, shape and size of the deposit; the level of the oil and natural gas saturation; the reservoir type; the nature of changes in the characteristics of the reserivor; the oil and natural gas saturation of the productive strata; the content and characteristics of the oil, natural gas and condensate under stratum, standard conditions and other parameters; and also other major features of the deposit which define the conditions for its development, are all analysed so as to enable a deposit development project to be drawn up.

Category B reserves are calculated on the part of a deposit drilled in accordance with either an approved technological development scheme for an oil field or a trial industrial development project for a natural gas field.

Category C_1 deposit reserves (or a part of a deposit), the oil and natural gas content of which is determined on the basis of commercial flows of oil or natural gas from wells (a number of wells are probed by exploration drilling) and on the basis of positive results from geological and geophysical analyses of untested wells. The type, shape and size of the deposit, and the conditions for bedding the oil and natural gas bearing reservoir are determined by the results of drilling exploratory and operational wells and are verified by approved methods for a given region and by geological and geophysical analytical methods.

The lithological content, the reservoir type and characteristics, the oil and natural gas saturation, the oil displacement rate, and the level of the oil and natural gas saturation of the productive strata, are determined through an analysis of the core and materials from geophysical well testing. The content and characteristics of the oil, natural gas and condensate under stratum and standard conditions are analysed according to test data from the wells. The commercial value of the oil "edge" is determined by the oil and natural gas deposit. Well productivity, hydroconductivity and piezoconductivity of the stratum, stratum pressure, temperature, and the oil, natural gas and condensate balance are analysed through testing and studies of the wells. The hydrogeological and geocryological conditions are determined by the results of well drilling and through comparison with neighbouring explored fields.

Category C_1 reserves are calculated on results of geological exploratory work and production drilling. They are analysed in order to enable preliminary data to be drawn up for a technological development plan for an oil field, or for a project for the trial industrial development of a natural gas field.

Category C_2 preliminary estimated reserves — reserves of a deposit (part of a deposit), which availability is based on the results of geological and geophysical research in the unexplored part of the deposit adjoining plots containing reserves of higher categories and in the untested deposits of the explored fields. The shape and the size of the deposit. Conditions of bedding, level and reservoir types of the layers, content and characteristics of oil, gas and condensate are determined in general terms based on the results of geological and geophysical exploration subject to information on a better explored part of the deposit or by analogy with the explored fields.

Category C_2 reserves are used to determine perspectives of the field and planning of geological and exploration works and geological and production exploration upon the transfer of wells to the higher layers. Category C_2 reserves are partially used for the purposes of compiling project documentation for the development of the deposits.

REGULATION

The Russian legal system's rapid evolution during the last ten years is particularly evident in the context of natural gas industry regulation. Below is a brief overview of some key aspects of current regulatory requirements in the natural gas industry.

The regulation of legal and economic relations in the Russian natural gas industry is mainly based on the Constitution of the Russian Federation, the Civil Code of the Russian Federation, the Law of the Russian Federation "On Subsoil Resources" No. 2395-1 dated 21 February 1992 as amended (the "Subsoil Resources Law"), the Federal Law "On Natural Monopolies" No. 147-FZ dated 17 August 1995 (the "Natural Monopoly Law"), the Federal Law "On the Continental Shelf of the Russian Federation" No. 187-FZ dated 30 November 1995 and the Gas Supply Law. The most important recent piece of legislation is the Gas Supply Law which creates a regulatory framework for natural gas exploration, production, transportation, storage and supplies.

Under the Gas Supply Law, the federal authorities have substantial jurisdiction over natural gas supplies, including, *inter alia*: the development and implementation of State policy on natural gas supply; the regulation of strategic natural gas reserves; control over the industrial and environmental safety of the natural gas supply systems; and standardisation and certification. The aim of this is to achieve consistency in the regulation of natural gas supply throughout Russia.

The Government's role is to approve: a) the various procedures for the approval of projected natural gas production levels and the sales balance in Russia; b) the Federal Programme of Gasification[1] in Russia; c) the principles for setting natural gas prices and natural gas transportation tariffs; d) the regulations for natural gas deliveries; e) the procedure for providing independent organisations with access to the natural gas transportation and distribution networks; and f) the categories of customers to whom natural gas deliveries cannot be restricted or suspended.

The Ministry of Energy of the Russian Federation is specifically responsible, in relation to the natural gas industry, for the practical implementation of State policy and the co-ordination of the activities of the federal executive bodies.

The Ministry of Natural Resources of the Russian Federation is responsible for regulating the exploration, use and protection of natural resources, including *inter alia*, licensing of the production and exploration of subsoil resources.

The federal legislation provides the regional and local authorities with a degree of autonomy in the exercise of their rights over the use of land and the natural resources. It also stipulates that the use of subsoil is under the joint jurisdiction of the federal and regional authorities.

Within their jurisdictions, the regional governing authorities have substantial power over the issues which arise on projects related to the exploration of oil and natural gas fields, pipelines, oil refineries and other enterprises. Such authorities, in co-operation with the regional bodies of the Ministry of Natural Resources, grant licences for the exploration and production of subsoil resources (except for the licences granted for subsoil plots located in Russia's internal waters, territorial sea or on its continental shelf). In addition, such authorities usually control the transfer of rights for the use of land, and regulation of issues relating to the environment, employees' health and safety, social security, and certain financial matters. The relationship between the relevant federal, regional and local authorities, as well as between any one natural gas company and such authorities, has a significant impact on the conditions under which a natural gas company can operate in any particular region.

Subsoil Licensing

In 1992, the Subsoil Resources Law introduced a licensing system for the use of subsoil in order to study, explore and produce natural resources in Russia. During the initial stages (1992-1995), licences were granted to the mining organisations without a tender or an auction, for fields where exploration and production was already in process. For new fields and subsoil plots, however, licences were awarded through auctions or tenders, conducted by the governing body of the relevant subject of the Russian Federation and the Ministry of Natural Resources or its regional authority. The most important criterion for determining the preferred bidder of the auction is the lump sum amount ("bonus") the bidder is prepared to pay for the right to use the subsoil. Not only should the preferred bidder submit the most technically and economically competent proposal, but its proposal must also address environmental, safety and national security issues.

The Subsoil Law also allows for licences to be issued without a tender procedure, for geological exploration of a subsoil plot subject to discovery of mineral resources fields by the subsoil user at its own account and upon enactment of a production sharing agreement (PSA).

The licence for subsoil use has a number of integral components one of which is the licensing agreement, which, *inter alia,* identifies the terms and conditions for the use of the subsoil, the rights and obligations of the licensee and the manager of the subsoil plot, the level of payments, etc. There are usually three signatories to any licensing agreement: the regional authority of the Russian region where the field is located, the Ministry of Natural Resources or its relevant regional authority (committee) and the licensee.

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(1) The Presidential Decree No. 742 dated 20 May 1996 adopted a Federal Programme of Gasification for 1996-2000. In summer 2000, the Government made a decision to reduce the budgeted costs for special-purpose federal programmes. The Ministry of Energy is in the process of preparing a new draft of the Gasification Programme.

There are three types of licences applicable to the study, exploration and production of natural resources: for geological exploration of the subsoil plot without production right, for exploration and production of natural resources and combined licences for study, exploration, evaluation and further production of natural resources. Under the Subsoil Resources Law, licences are granted for a fixed or indefinite term which is stipulated in the license: for the exploration licences (up to five years) and for the exploration and production licences generally (either for a period for which the field is operational[(2)] or for a short term of up to one year). The Subsoil Resources Law allows the subsoil user to request an extension of the existing licence in order to complete either the exploration of the field or the procedures necessary to vacate the land once the exploitation of the subsoil is complete, provided such user complies with the terms and conditions of the licence. Indefinite term licences are also provided for the construction and operation of facilities used for the burial of waste, and for underground facilities, which are either unrelated to mining production or used for the storage of natural gas and liquefied hydrocarbons.

Licences granted in accordance with the Subsoil Resources Law cannot be sold or transferred to another entity except in limited circumstances (set out in the Subsoil Law), such as to a spin off company or a 50 per cent or a majority owned subsidiary of the licensee. A licence cannot be held by more than one legal entity, unless the right to use the subsoil is granted to a consortium, in which case the licence is issued in the name of only one member of the consortium and other members are listed in the licence.

Under a licence agreement, the licensee makes a number of commitments, for example: to extract an agreed volume of natural resources each year; to keep environmental pollutants within specified limits; and to clean up environmental contamination. When the licence expires, the licensee must return the relevant land, at its own expense, to a condition which is adequate for future use. The licensee can be fined or the licence can be revoked in the event of repeated or significant breaches of the licence conditions and laws, or the right to subsoil use can be terminated if the licence remains unused for a substantial period of time. The right to use the subsoil resources may also be suspended, restricted, or terminated early by the licensing authorities either on the occurrence of a direct threat to the lives or health of people working or residing in an area where licensed activities are carried on, or on the emergence of force majeure events such as wars or natural disasters.

Although most of the conditions set out in a licence and its integral components are based on mandatory rules contained in Russian law, there are a number of provisions in a licensing agreement which may be amended by further agreement between the licensing authorities and a licensee, provided that the correct procedures are observed.

An exploration and production licence holder is subject to a quarterly tax for production of mineral resources, which is calculated as a certain percentage of the value of the resources it extracts. Current legal acts establish the 16.5% tax rate for the production of natural gas and gas condensate.

A holder of a licence for geological exploration with the purpose of exploration and evaluation of hydrocarbons has to make regular payments for the allotment use based on the total area of such allotment (in square meters) and a specific rate ranging from RUR 120 to RUR 360 per sq.m.

Regular payments for subsoil use are payable on a quarterly basis in accordance with the procedures established by the Government of the Russian Federation. The exact rates for calculation of payments are determined by the executive bodies of the regions of the Russian Federation.

Regular payments for subsoil use do not substitute the relevant tax obligations applicable to the licence holder in accordance with general tax legislation.

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(2) Previously production licences were restricted to a maximum term of twenty years but this restriction was abolished as of 13 January 2000 by Federal Law No. 20-FZ dated 2 January 2000 "On amendment of the Law of the Russian Federation "On Subsoil Resources"

The Unified Gas Supply System

In accordance with the Gas Supply Law, the UGSS is the basis for natural gas supplies throughout Russia. It is defined as a production complex consisting of technologically and economically integrated objects managed on a centralised basis and designated for natural gas production, transportation, storage and supply.

Gazprom is currently the owner of the UGSS. Under the Gas Supply Law the owner of the UGSS has a number of responsibilities, including ensuring the reliable supply of natural gas within Russia; maintaining and developing the UGSS network; monitoring the function of UGSS facilities; ensuring the performance of international treaties and natural gas supply agreements entered into by Russia; procuring the use of equipment and processes for power-saving and environmental safety in the UGSS; ensuring industrial safety within the UGSS; and disaster management.

The Gas Supply Law does not permit the division of the UGSS and the liquidation of its owner is only permitted by Federal Law. The Gas Supply Law also regulates the ownership of shares in the company which owns the UGSS (currently Gazprom). In particular, foreign persons and companies are not permitted to own more than 20 per cent of the owner's issued share capital. Furthermore, at least 35 per cent of the owner's issued share capital must remain in the ownership of the State. The sale or any other transfer of title of such owner's shares can only be carried out if a Federal Law is issued permitting such sale or transfer.

Transportation and Supply of Gas

The relationship between the natural gas suppliers and off-takers is governed by the Regulation on Natural Gas Supplies within the territory of the Russian Federation approved by Government Resolution No. 162 of 5 February 1998.

A right of priority to enter into natural gas supply agreements is given to off-takers which purchase natural gas for State and utility consumers as well as households, and to off-takers that wish to extend their existing natural gas supply agreements.

The off-takers which are financed by the federal budget are obliged to enter into State gas supply contracts with natural gas suppliers. The contracts are entered into in accordance with the supply procedure, established by Russian legislation, for products which are required for State needs.

In accordance with Government Resolution No. 858 dated 14 July 1997, Gazprom is obliged to provide independent suppliers with access to its natural gas transportation system in Russia. However, this is subject to the availability of spare capacity in the natural gas transportation system, the natural gas from independent suppliers being of sufficient quality, and the availability of connecting and branch pipelines to consumers.

In accordance with the Gas Supply Law, consumers are obliged to pay for natural gas supplies and transportation services. If consumers fail to make such payments, suppliers have the right to limit or suspend their natural gas supplies to such consumers in accordance with specific procedures provided for by a number of Government resolutions. The Government of the Russian Federation has issued a number of resolutions (e.g. Government Resolution No. 601 dated 17 June 1998 and Government Resolution No. 1 dated 5 January 1998) regulating restriction or suspension of supplies to certain customers. These consumers include, *inter alia*, medical institutions, military units, nuclear plants, communication organisations and utilities (for which the limitation or suspension of the supply of fuel and energy resources might result in threats to people's lives or severe environmental consequences).

Prices and Tariffs

Gas prices and transportation tariffs in Russia are regulated by the Natural Monopoly Law and the Gas Supply Law, as well as by a number of supplemental Government resolutions. Government Resolution No. 1021 of 29 December 2000 "On State Regulation of Gas Prices and Tariffs for Gas Transportation in the Territory of the Russian Federation" ("Resolution No. 1021") stipulates the main provisions relating to natural gas prices and transportation tariffs.

The Federal Energy Commission of the Russian Federation ("FEC") is the authority which regulates natural monopolies, including the establishment and regulation of natural gas prices and tariffs. In accordance with Resolution No. 1021, the FEC establishes the level of:

- wholesale natural gas prices;

- tariffs for gas transportation services through trunk pipelines within the territory of the Russian Federation;
- tariffs for gas transportation services through trunk pipelines for independent organisations;
- tariffs for gas transportation through pipelines owned by independent gas transportation organisations;
- tariffs for gas transportation through supply networks belonging to gas distribution companies; and
- payments for the supply and marketing services rendered by gas distribution companies.

Environmental Requirements

Environmental rules and standards are regulated by a number of Russian federal laws and regulations. Federal Law No. 7-FZ "On Environmental Protection" of 10 January 2002 (the "Environmental Protection Law"), is one of the principal laws regulating environmental issues. The Environmental Protection Law establishes a "pay-to-pollute" regime and is administered by the Ministry of Natural Resources and local authorities. Fees are assessed for both pollution within the limits agreed on emissions and effluents and for pollution in excess of these limits. There are additional fines for certain other breaches of environmental regulations in place. The Environmental Protection Law does not stipulate precise requirements for the clean-up of pollution, although it does contain an obligation to fully compensate for all environmental losses caused by pollution. In the event of a dispute concerning losses caused by breaches of environmental laws and regulations, the court may impose clean-up obligations subject to the agreement of the parties.

Exploration licences and production licences generally require certain environmental commitments. Although such commitments may be stringent in a particular licence, the penalties for failing to comply are generally low, and the clean-up requirements are not onerous.

Regulating the Activities of Natural Monopolies

The Natural Monopoly Law defines "natural monopoly" as a condition of the commodities market where the demand for products is satisfied more effectively in the absence of competition. The Natural Monopoly Law sets out, *inter alia*, a regime for the regulation of entities which have a natural monopoly over natural gas transportation. It has also established an authority (currently the FEC), which has control over:

- transactions involving the acquisition of title to (or the rights to use) assets where the value of such assets exceeds 10% of the natural monopoly entity's own capital (as calculated in accordance with its latest audited balance-sheet). Such transactions should not be related to the industry of the natural monopoly entity;
- investments, the value of which exceeds 10% of the natural monopoly entity's own capital (as calculated in accordance with its latest audited balance sheet). Such investments should not be related to the industry of the natural monopoly entity;
- sales, leases or other transactions, whereby the natural monopoly entity disposes of assets used in the industry which its monopolises. The value of such assets exceeds 10% of the value of the natural monopoly entity's own capital (as calculated in accordance with its latest audited balance sheet).

The FEC can penalise a natural monopoly entity and insist that it takes certain actions in the event that it breaches the Natural Monopoly Law. Furthermore, the FEC has rights to access information on a natural monopoly entity, whether it be held by such entity itself, Government bodies or local authorities.

The following are the FEC's main methods of regulating the activities of natural monopolies:

- price regulation—setting prices and tariffs and their maximum levels;
- identifying consumers entitled to obligatory services and setting natural monopoly minimum supply levels in the event that it is impossible to meet such consumers' demands (with a view to protecting the rights and legal interests of citizens, State security, the environment and cultural values).

Gazprom, as a natural monopoly entity in natural gas transportation, must submit ongoing reports on its activities and drafts of capital investment plans to the FEC.

The FEC, as a regulatory authority, has the right:

- to decide on the implementation, amendment or suspension of methods of regulating natural monopoly activities referred to in the Natural Monopoly Law (including setting prices and tariffs);
- to instruct natural monopoly entities to cease breaching the Natural Monopoly Law; to enter into contracts with those consumers entitled to an obligatory service; to make amendments to existing contracts; and to transfer revenues from activities which contravene the Natural Monopoly Law to the federal budget;
- to fine natural monopoly entities for violations of the Natural Monopoly Law.

ENERGY CHARTER

The Energy Charter ("EC") was conceived as a means to strengthen the relationship which existed in the energy sector between the USSR, the countries of Central and Eastern Europe and the countries of Western Europe.

The proposal for co-operation in the energy sector and creation of the EC was initially made by then Dutch Prime Minister, Mr. Lubers, at a meeting of the European Council in Dublin in June 1990. The EC was officially adopted in December 1991. It is a political declaration on co-operation between east and west in the energy sector and is not legally binding on any of its parties. At present, the EC has been signed by 52 states, including the countries of the European Union.

By December 1994, following three years of negotiations, the general intentions contained in the Energy Charter were put into a legally binding form—the Energy Charter Treaty (the "ECT"). As at 1 August 2001, the ECT had been signed by 52 countries, including Russia and the member states of the EU, and has been ratified by 46 countries.

The main objectives of the ECT are:

- to provide a stable energy supply;
- to provide effective production, processing, transportation, distribution and consumption of energy resources;
- to assist in the development of the European energy market and the improvement of the global energy market through implementing principles of non-discriminatory access and free market pricing;
- to legally protect the interests of energy related companies and entities (from countries which are signatories to the ECT) on issues relating to investments, transit, trade, and dispute resolution procedures.

Russia signed the ECT in December 1994, but has not yet ratified it. The question of ratification has been discussed on a number of occasions in the State Duma of the Federal Council of the Russian Federation. The most recent hearing took place on 26 January 2001, where it was decided that the issue of ratification should be referred to the President of Russia, with a request that the Security Council be authorised, for the sake of the country's security, to analyse the economic and political consequences of the ratification of the ECT. Although Russia has not ratified the ECT, it is a member of the Energy Charter Conference and participates in the Energy Charter Secretariat's day to day activities. As at 1 March 2002 the issue of ETC's ratification has not been submitted to the next parliamentary hearings.

EUROPEAN UNION GAS DIRECTIVE

On 22 June 1998, the European Parliament and the Council of the European Union adopted a directive on common rules for the internal market in natural gas (the "Directive"). The Directive came into force on 10 August 1998.

The Directive establishes common rules for the transmission, distribution, supply and storage of natural gas. It lays down rules for the organisation and function of the natural gas sector (including liquefied natural gas), access to the market, the operation of transmission and distribution systems, and the criteria and procedures applicable to the granting of authorisations for the transmission, distribution, supply and storage of natural gas. It requires the Member States to open up their natural gas markets to competition on a staged basis—20% by August 2000, 28% by August 2002 and 33% by August 2008. These are minimum requirements and Member States may accelerate the rate by which they open their markets, if they so wish.

The implementation of the Directive has lead to significant structural changes in the European natural gas market. The Directive is bringing about a significant liberalisation of the European natural gas market, which goes further than the Directive's minimum requirements. Almost 80% of the total EU market has now been opened up to competition. The EU Commission is considering the possibility of introducing a further Directive which would require total liberalisation of European natural gas markets by 2004.

Russia is the largest natural gas supplier into Western Europe (followed by Algeria and Norway). Current EU projections show that in order to meet the rapidly increasing demand for natural gas and to compensate for the decline in the production of natural gas within the EU, there will be an ever increasing dependence upon imports from outside the EU. The electricity industry and other sectors of the economy are increasingly using natural gas because of its favourable ecological characteristics, resulting in a rising demand for natural gas.

As a result of the liberalisation of the EU's natural gas market, short term contracts and single transactions involving natural gas have become more popular. In time, this may have a significant effect on the state of the market, however the long-term "take-or-pay" contracts, under which most of Europe's natural gas is supplied by Gazprom and other traditional exporters, provide the only guarantee for secure and stable natural gas supplies, whilst at the same time balancing the interests of both exporters and importers. This is because such contracts are the main element of major natural gas export financing projects, which provide to a producer a guaranteed return on capital investments. Furthermore, these contracts guarantee reliable natural gas supplies to the purchaser for an extended period of time.

DEGOLYER AND MACNAUGHTON
4925 Greenville Avenue, Suite 400
One Energy Square
Dallas, Texas 75206

TELEPHONE
(214) 368 6391
TELEFAX
(214) 369 4061

OAO Gazprom
16A, Nametkina Street
117884, Moscow B-420
Russia

Gentlemen,

DeGolyer and MacNaughton has prepared estimates of the extent and value of the proved and probable natural gas, oil, condensate, and gas liquids reserves and the extent only of the possible natural gas, oil, condensate, and gas liquids reserves of certain fields in Russia owned by OAO Gazprom (Gazprom). The 18 fields evaluated are located in western Siberia and the Volga-Ural Province of Russia and include the following:

Bovanenko	Viengapursk
Gubkinsk	West Tarkosalinsk
Kharasevai	Yamburg
Komsomolsk	Yamsovieyskoye
Medvezhye	Yen-Yakha
North Urengoi	Yeti-Purovskoye
Orenburg	Yubileyne
Urengoi	Yuzhno Russkoye
Urengoi Oil	Zapolarnoye

The estimated proved, probable, and possible gas, oil, condensate, and gas liquids reserves owned by Gazprom, as of December 31, 1999, in the fields evaluated in the Reports, expressed in billions of cubic meters (BCM) and billions of cubic feet (BCF) or millions of metric tons (MMmt) and millions of barrels (MMbbl) are summarised below:

	Gazprom Separator Gas		Gazprom Oil, Condensate, and Gas Liquids	
	English Units	Metric Units	English Units	Metric Units
	(BCF)	*(BCM)*	*(MMbbl)*	*(MMmt)*
Proved Developed	264,483.53	7,489.34	692.22	84.15
Proved Undeveloped	358,576.53	10,153.74	1,108.52	138.64
Total	623,059.80	17,643.08	1,800.74	222.79
Probable*	44,949.00	1,272.82	863.47	109.17
Possible*	46,078.77	1,304.80	1,492.98	191.76

* Probable and possible reserves have not been adjusted to account of risk.

The Gazprom future net revenue and present worth to be derived from the production and sale of the proved and proved-plus-probable reserves owned by Gazprom in the fields evaluated in the Reports, as of December 31, 1999, are estimated below, expressed in millions of Unites States dollars (MM U.S.$). Values were estimated in United States dollars (U.S.$) using the exchange rate effective December 31, 1999, which was Russian Rubles 27.00 per U.S.$1.00.

	Future Net Revenue* (MM U.S.$)	Present Worth at 10 Percent* (MM U.S.$)
Proved Developed	48,465.71	21,547.96
Proved Undeveloped	157,732.29	18,591.90
Total	206,198.00	40,139.86
Proved plus Probable**	228,302.75	40,394.73

* In the preparation of these estimates, future income tax expenses have been taken into account at the field level and for transportation of gas for export.

** There has been no adjustment applied to the value of probable reserves to account for risk.

The estimates of reserves, future net revenue, and present worth of future net revenue summarized are subject to the definitions, assumptions, qualifications, explanations, and conclusions expressed in the Reports. These summaries should be considered in view of the conditions of the Reports and are susceptible to being misunderstood apart from the Reports.

Very truly yours,

DeGOLYER and MacNAUGHTON

APPENDIX C — GLOSSARY OF TERMS

"Accounting Chamber"	State Finance control authority of the Russian Federation, formed by the Federation Council, the upper chamber of the Russian Parliament
"Audit Commission"	a Commission approved by a Shareholders' General Meeting which is responsible for control over Gazprom's business and financial activities
"bcm"	billion cubic meters, as measured under one atmosphere of pressure at 20°C
"Blue Stream Project"	the construction by Gazprom, in alliance with key Italian natural gas purchaser and distributor ENI, of a new natural gas trunk pipeline from Russia via the Black Sea to Turkey
"Board of Directors"	Gazprom's board of directors consisting of eleven members and appointed pursuant to the Joint Stock Companies Law and the Charter
"Central Bank"	Central Bank of the Russian Federation
"Central and Eastern Europe"	for the purposes of this Offering Circular: Bosnia, Bulgaria, Croatia, the Czech Republic, the former Yugoslavia, Hungary, Macedonia, Poland, Romania, Slovakia, Slovenia and Yugoslavia
"Central Reserve Commission"	the Ministry of Natural Resources Central Commission for State Examination of Mineral Resources Reserves established pursuant to an Order of the Geology and Subsoil Committee of the Government No. 20 dated 23 April 1992
"Charter"	Gazprom's Charter of 31 May 1996, as amended
"COMECON"	a former economic association of communist countries founded in 1949, comprised of the Soviet Union, Bulgaria, Czechoslovakia, East Germany, Hungary, Mongolia, Poland, Romania and Cuba
"Constitution"	the constitution of the Russian Federation adopted on 12 December 1993
"Dispatch Management Centre"	Gazprom's dispatch management centre responsible for monitoring natural gas supplies through the UGSS, located in Gazprom's head office in Moscow
"EBRD"	European Bank for Reconstruction and Development
"Energy Charter Treaty"	treaty between European states the main objective of which is to assist in the development of the European energy market.
"EU"	European Union
"EU Gas Directive"	a directive adopted by the European Parliament and the Council, which came into force in August 1998, with the purpose of establishing common rules for the organisation and functioning of the European natural gas market
"Europe"	for the purposes of this Offering Circular, Central and Eastern Europe and Western Europe
"FEC"	Federal Energy Commission of the Russian Federation established pursuant to Government Decree No. 960 dated 13 August 1996 which is responsible, *inter alia*, for regulating domestic gas prices, transportation tariffs and natural resources monopoly activities
"Federal Property Fund"	State agency established under Presidential Decree No. 2173 dated 17 December 1993, which is responsible for privatisation of federal property

"FSU"	excluding Russia, the countries which comprised the former Soviet Union: Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kirgizstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, the Ukraine and Uzbekistan
"Gazprom Shares"	the ordinary registered shares of Gazprom
"Gazprom Tender Committee"	a committee established within Gazprom which is responsible for holding tenders and auctions for Gazprom's various projects
"General Meeting of Shareholders"	Gazprom's highest authority in accordance with its charter, with exclusive power over various aspects of Gazprom's management
"International Energy Agency"	an energy forum with 25 member countries, which is an authoritative source for energy statistics worldwide
"kW"	kilowatts
"mcm"	thousand cubic meters, as mentioned under one atmosphere of pressure at 20° C
"Management Committee"	an executive body of Gazprom, which along with the Management Committee Chairman, manages Gazprom's day-to-day affairs and implements the strategic plans of the Board of Directors
"Management Committee Chairman"	an executive body of Gazprom responsible for issues which do not fall within the exclusive jurisdiction of the General Meeting of Shareholders, the Board of Directors or the Management Committee
"mtoe"	million metric tonnes of oil equivalent
"Novy Urengoy Gas Chemistry Complex"	a natural gas processing complex designed by Gazprom in cooperation with Salzgitter Anlagenbau and Linde, with some BASF participation, which is to be built in Novy Urengoy Region in Western Siberia
"Paris Club"	an informal grouping of 19 sovereign states which, in their role as creditors, strive to find and implement co-ordinated and sustainable solutions to the payment difficulties experienced by certain debtor countries
"OECD"	Organisation for Economic Co-operation and Development
"SACE"	Istituto per i Servizi Assicurativi del Commercio Estero (the Italian export agency)
"State Ecological Monitoring System"	a system, outlined in Government Decree No. 622 dated 23 August 2000, which monitors environmental conditions using various facilities
"State Gas Concern Gazprom"	the State controlled entity charged with the task of operating and developing the UGSS prior to Gazprom's 1993 reorganisation into a joint stock company
"State Balance of Natural Resources"	an annual record prepared by the Ministry of Natural Resources pursuant to the Subsoil Law stating the level of mineral raw materials subsisting within Russia and within the Subjects of the Russian Federation
"Subjects of the Russian Federation"	State legal formations which jointly comprise the Russian Federation. In accordance with the Constitution, there are six types of Russian Federation "Subjects": the republic of the Russian Federation, countries, regions, federal cities, autonomous regions and autonomous districts
"take-or-pay" contract	a contract under which a purchaser agrees to take natural gas from a supplier for an agreed period and price and to pay an agreed sum to a supplier should the purchaser be unable to continue to buy

"tcm"	trillion cubic meters, as measured under one atmosphere of pressure at 20°C
"tonne"	one metric tonne
"Transbalkan Pipeline Project"	Gazprom's project on the expansion and modernisation of the existing pipeline network in the Ukraine, Romania and Bulgaria
"Western Europe"	Andorra, Austria, Belgium, Canary Islands, Channel Islands, Cyprus, Denmark, Finland, France, Germany, Gibraltar, Greece, Greenland, Iceland, Republic of Ireland, Isle of Man, Italy, Liechtenstein, Luxembourg, Malta, Monaco, The Netherlands, Norway, Portugal, San Marino, Spain, Sweden, Switzerland, Turkey and the United Kingdom
"UGSS"	Unified Gas Supply System
"US" or "U.S."	United States of America
"Yamal-Europe Project"	Gazprom's project, which consists of the construction of pipelines (total length approximately 5,900 km) from the northern part of the Tyumen region in the Russian Federation to Germany, running through the territories of Belarus and Poland.
"Yamburg Agreement"	a number of contracts made between government authorities of the former USSR and a number of Central and Eastern European countries in 1985-1992 which provided for gas deliveries by Gazprom.

CONVERSION TABLE

metric measure	U.S. measure
1 bcm	35,316,000,000 cubic feet
1 tcm	35,316,000,000,000 cubic feet
1 tonne	1,000 kilos, 2,204.6 pounds
1 kilometer	approximately 0.62 miles
1 metric tonne of oil equivalent	25.2 Quadrillion Btus (British Thermal Unit) approximately 1,125 cubic meters of natural gas.

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO FINANCIAL STATEMENTS OF GAZPROM

OAO GAZPROM

IAS CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2000 and 1999

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
113054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

AUDITORS' REPORT

To the Shareholders of OAO Gazprom

1. We have audited the accompanying consolidated balance sheets of OAO Gazprom and its subsidiaries and associates (the "Group") as of 31 December 2000 and 1999, and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

2. We conducted our audits in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2000 and 1999, and the results of its operations and its cash flows for the years then ended in accordance with International Accounting Standards.

4. Without qualifying our opinion, we draw your attention to Note 24 to the consolidated financial statements. The Government of the Russian Federation is the principal shareholder of the Group and governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

5. Further, we draw your attention to Note 28 to the consolidated financial statements. The consolidated financial statements as of 31 December 2000 and 1999, as previously issued, have been restated for changes in the general purchasing power of the Russian Rouble in accordance with International Accounting Standard 29 "Financial Reporting in Hyperinflationary Economies" with all amounts stated in terms of the measuring unit current at 30 September 2001.

Moscow, Russian Federation
28 June 2001, except for Note 28, as to which the date is 30 January 2002

OAO GAZPROM

IAS CONSOLIDATED BALANCE SHEET

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

Notes		31 December 2000	31 December 1999	31 December 1998
	ASSETS			
	Current assets			
6	Cash and cash equivalents	16,544	17,613	14,269
7	Marketable securities	17,083	8,701	3,269
8	Accounts receivable and prepayments	302,629	301,248	337,845
9	Inventories	67,525	59,001	65,096
6	Other current assets	42,721	35,702	30,293
		446,502	422,265	450,799
	Long-term assets			
10	Property, plant and equipment	1,461,595	1,454,472	1,414,494
11	Investments	82,047	78,712	72,951
16	Deferred tax assets	111,845	—	—
24	Other long-term assets	42,660	67,232	83,172
		1,698,147	1,600,416	1,570,617
5	Total assets	2,144,649	2,022,681	2,021,416
	LIABILITIES AND EQUITY			
	Current liabilities			
12	Accounts payable and accrued charges	97,204	86,438	116,276
13	Taxes payable	130,593	184,342	185,490
14	Short-term loans and current portion of long-term borrowings	193,310	145,195	63,322
17	Provisions for liabilities and charges	9,938	7,714	—
		431,045	423,689	365,088
	Long-term liabilities			
15	Long-term borrowings	240,750	319,841	345,789
16	Deferred tax liabilities	—	119,383	17,069
17	Provisions for liabilities and charges	28,444	42,615	64,946
13	Restructured tax liabilities	10,099	—	—
		279,293	481,839	427,804
5	Total liabilities	710,338	905,528	792,892
23	Minority interest in subsidiaries	9,940	8,466	6,493
	Shareholders' equity			
18	Share capital	271,193	271,193	271,193
18	Treasury shares	(11,021)	(7,265)	(6,992)
18	Retained earnings and other reserves	1,164,199	844,759	957,830
		1,424,371	1,108,687	1,222,031
	Total liabilities and equity	2,144,649	2,022,681	2,021,416

A.B. Miller
Chairman of the Management Committee
30 January 2002

I.N. Bogatyreva
Chief Accountant
30 January 2002

The accompanying notes are an integral part of these consolidated financial statements.

OAO GAZPROM

IAS CONSOLIDATED STATEMENT OF OPERATIONS

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

Notes		Year ended 31 December 2000	1999	1998
5, 19	Sales	615,880	456,523	473,180
5, 20	Operating expenses	(466,389)	(424,584)	(551,346)
	Operating profit	149,491	31,939	(78,166)
4	Exchange gain	50,907	81,938	213,910
4	Exchange loss	(53,852)	(130,274)	(436,144)
	Interest income	13,018	14,796	12,183
13	Discount recorded upon restructured taxes	17,213	—	—
	Interest expense on taxes payable	(15,733)	(21,324)	(23,189)
	Other interest expense	(32,542)	(20,211)	(20,571)
	Net finance costs	(20,989)	(75,075)	(253,811)
	Share of results before tax of associates	724	(674)	(296)
	Income (loss) before gain on net monetary position, profit tax and minority interest	129,226	(43,810)	(332,273)
3	Monetary gain	46,647	70,220	117,771
	Profit (loss) before profit tax	175,873	26,410	(214,502)
	Current profit tax expense	(78,961)	(33,658)	(25,629)
	Deferred profit tax benefit (expense)	231,228	(101,140)	(42,100)
16	Net profit tax benefit (expense)	152,267	(134,798)	(67,729)
	Profit (loss) after profit tax	328,140	(108,388)	(282,231)
23	Minority interest	(1,730)	(251)	6,668
5	**Net profit (loss)**	326,410	(108,639)	(275,563)
21	**Basic profit (loss) per share (in Roubles)**	15.63	(5.15)	(12.88)

A.B. Miller
Chairman of the Management Committee
30 January 2002

E.A. Vasilieva
Chief Accountant
30 January 2002

The accompanying notes are an integral part of these consolidated financial statements.

OAO GAZPROM

IAS CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

Notes		Year ended 31 December 2000	1999	1998
	Operating activities			
22	**Net cash (used for) provided by operating activities**	100,929	19,698	(14,271)
	Investing activities			
	Capital expenditures	(55,369)	(48,066)	(38,497)
	Net change in loans made	1,656	(5,832)	(8,526)
	Interest received	12,056	13,703	11,230
10	Interest paid and capitalised	(16,615)	(12,349)	(5,617)
	Purchase of subsidiary, net of cash acquired	—	(2,144)	—
	Sale of investments	2,938	2,741	—
	Purchase of investments	(8,017)	(13,241)	(12,574)
	Net cash used for investing activities	(63,351)	(65,188)	(53,984)
	Financing activities			
	Proceeds from long-term borrowings (including current portion)	18,249	75,171	54,005
	Redemption of long-term borrowings (including current portion)	(112,260)	(144,774)	(156,893)
	Sale of promissory notes	56,676	5,975	—
	Redemption of promissory notes	(25,307)	(1,802)	—
15	(Repayment) proceeds from issuance of bonds	(610)	3,644	—
	Net increase in short-term loans	4,288	30,833	35,881
	Effect of inflation accounting on borrowings and short-term loans	72,132	110,895	147,578
18	Dividends paid	(3,460)	(1,070)	(1,832)
	Interest paid	(32,039)	(21,064)	(18,678)
	Purchases of treasury shares	(8,112)	(9,098)	(11,781)
	Sales of treasury shares	7,472	9,300	13,958
	Profit tax on sales of treasury shares	(935)	(143)	—
6	Change in cash restricted on borrowings	(7,138)	(8,771)	(10,698)
	Net cash (used for) provided by financing activities	(31,044)	49,096	51,540
	Effect of exchange rate changes on cash and cash equivalents	1,768	13,568	36,114
	Effect of inflation accounting on cash and cash equivalents	(9,371)	(13,857)	(24,539)
	(Decrease) increase in cash and cash equivalents	(1,069)	3,317	(5,140)
6	Cash and cash equivalents, at beginning of year	17,613	14,296	19,436
6	**Cash and cash equivalents, at end of year**	16,544	17,613	14,296

A.B. Miller
Chairman of the Management Committee
28 June 2001

E.A. Vasilieva
Chief Accountant
28 June 2001

The accompanying notes are an integral part of these consolidated financial statements.

OAO GAZPROM

IAS CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

Notes		Number of shares outstanding (billions)	Share capital	Treasury shares	Retained earnings and other reserves	Total shareholders' equity
	Balance at 31 December 1997	21.1	50,083	(9,458)	1,449,900	1,490,525
	Increase in the nominal value of shares	—	221,110	—	(221,110)	—
	Net loss	—	—	—	(275,563)	(275,563)
4, 18	Net treasury share transactions	0.3	—	2,466	(289)	2,177
18	Translation differences	—	—	—	10,075	10,075
4, 18	Return of social assets to governmental authorities	—	—	—	(5,183)	(5,183)
	Balance at 31 December 1998	21.4	271,193	(6,992)	957,830	1,222,031
	Net loss	—	—	—	(108,639)	(108,639)
4, 18	Net treasury share transactions	(0.3)	—	(273)	333	60
18	Translation differences	—	—	—	1,405	1,405
4, 18	Return of social assets to governmental authorities	—	—	—	(5,156)	(5,156)
4, 18	Dividends	—	—	—	(1,014)	(1,014)
	Balance at 31 December 1999	21.1	271,193	(7,265)	844,759	1,108,687
	Net profit	—	—	—	326,410	326,410
4, 18	Net treasury share transactions	(0.1)	—	(3,756)	2,181	(1,575)
18	Translation differences	—	—	—	715	715
4, 18	Return of social assets to governmental authorities	—	—	—	(6,182)	(6,182)
4, 18	Dividends	—	—	—	(3,684)	(3,684)
	Balance at 31 December 2000	21.0	271,193	(11,021)	1,164,199	1,424,371

A.B. Miller
Chairman of the Management Committee
30 January 2002

E.A. Vasilieva
Chief Accountant
30 January 2002

The accompanying notes are an integral part of these consolidated financial statements.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

1 NATURE OF OPERATIONS

RAO Gazprom was established as a Russian joint stock company by Presidential Decree No. 1333 dated 5 November 1992. The Annual General Meeting of shareholders, held on 26 June 1998, approved a recommendation from the Board of Directors on revising the name of the Company in order to comply with the federal law on joint stock companies. Consequently, the Company became the open joint stock company Gazprom or OAO Gazprom.

OAO Gazprom and its subsidiaries and associates (the "Group") operate one of the largest gas pipeline systems in the world and are responsible for substantially all gas production and high pressure gas transportation in the Russian Federation. The Group is also a major exporter of gas to European countries.

The Group is directly involved in the following principal activities:

- Production—exploration and production of gas and other hydrocarbons;
- Refining—processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation—transportation of gas; and
- Distribution—domestic and export sale of gas.

The weighted average number of employees during 2000, 1999 and 1998 was 306, 298 and 309 thousand respectively.

2 ECONOMIC ENVIRONMENT IN THE RUSSIAN FEDERATION

The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of:

- a currency that is not freely convertible outside of the country;
- extensive currency controls;
- a low level of liquidity in the public and private debt and equity markets; and
- high inflation.

Transactions on the Russian stock exchange market are influenced by underdeveloped infrastructure, especially registration and settlement systems which are in the process of formation as well as the regulation basis.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

3 BASIS OF PRESENTATION

These financial statements are prepared in accordance with International Accounting Standards ("IAS"). The Group subsidiaries and associated undertakings maintain their statutory financial statements in accordance with the Regulation on Accounting and Reporting of the Russian Federation ("RAR") or the accounting regulations of the country in which the particular Group company is resident. The financial statements of the Group's subsidiaries and associated undertakings resident in the Russian Federation, which account for substantially all the assets and liabilities of the Group, are based on their statutory records, which are maintained under the historical cost convention with adjustments and reclassifications recorded in the financial statements for the purpose of fair presentation in accordance with IAS. Similar adjustments are recorded in the financial statements in respect of Group companies not resident in the Russian Federation.

3 BASIS OF PRESENTATION (continued)

The preparation of consolidated financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The adjustments and reclassifications made to the statutory accounts for the purpose of IAS reporting include the restatement for changes in the general purchasing power of the Russian Rouble ("RR") in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies" ("IAS 29") (see Note 28).

These statements are prepared in accordance with all International Accounting Standards effective for financial statements covering periods ended 31 December 2000.

Reclassifications

Minor reclassifications have been made to certain prior year balances to conform to the current year presentation.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Group are set out below.

Consolidation

Significant subsidiary companies in which the Group, directly or indirectly, has an interest of more than 50% of the voting rights or is otherwise able to exercise control over the operations have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred and are no longer consolidated from the date of disposal. All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Separate disclosure is made of minority interests.

Acquisitions of subsidiaries are recorded in accordance with the purchase accounting method. The consolidated financial statements of the Group reflect the results of operations of any subsidiaries acquired from the date control is established.

Assets and liabilities of subsidiaries acquired are restated to comply with uniform Group accounting policies. Any excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiary/associated undertaking at the date of acquisition is recorded as goodwill. In respect of associates, goodwill is included in investments in associated undertakings.

Associated undertakings

Associated undertakings are undertakings over which the Group has significant influence, but which it does not control. Provisions are recorded for long-term impairment in value. Associated undertakings are accounted for using the equity method.

Equity accounting involves recognising in the income statement the Group's share of the associated undertakings' profit or loss for the year. The Group's interest in the associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on the acquisition.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mutual cancellation and barter transactions

A significant portion of accounts receivable arising from sales are settled either through a chain of non-cash transactions (mutual cancellations), sometimes involving several enterprises, or, to a lesser extent, through direct settlement by goods from the final customer (barter). A portion of operations, including capital expenditures, is transacted by mutual cancellations or barter. Such transactions are excluded from investing and financing activities in the consolidated statement of cash flows. Net cash received from operating activities in the consolidated statement of cash flow also represents actual cash flow transactions. However, individual items within operating activities are stated inclusive of both cash and non-cash transactions due to the significance of non-cash transactions in the form of barter and mutual-cancellation offsets. Management believes the costs which would be required to be expended to determine such information would outweigh the benefits of having such information.

Receivables and payables that are expected to be settled by mutual settlements, barter or other non-cash settlements, are recognised based on management's estimate of the fair value to be received or given up. Approximately, 22%, 40% and 46% of accounts receivable from gas sales settled during the years ended 31 December 2000, 1999 and 1998, respectively, were settled in this manner.

Deferred tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred tax is recorded for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Foreign currencies

The balance sheets of foreign subsidiaries and associated undertakings and the monetary assets and liabilities which are held by the Group and denominated in foreign currencies at the year end are translated into Roubles at the exchange rates prevailing at the year end. Exchange differences arising on the retranslation of the net assets of foreign subsidiaries and associated undertakings are recognised as translation differences and included in shareholders' equity. Statements of operations of foreign entities are translated at average exchange rates for the year.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated statement of operations.

Property, plant and equipment

Property, plant and equipment are carried at historical cost restated to the equivalent purchasing power of the RR at 31 December 2000 on the basis of the indices included in Note 28.

Gas and oil exploration and production activities are accounted for in accordance with the successful efforts method. Under the successful efforts method, costs of successful development and exploratory wells are capitalised. Costs of unsuccessful exploratory wells are expensed upon determination that the well does not justify commercial development. Other exploration costs are expensed as incurred.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Major renewals and improvements are capitalised. Maintenance, repairs and minor renewals are expensed as incurred. Minor renewals include all expenditures that do not result in a technical enhancement of the asset beyond its original capability. Gains and losses arising from the disposal of property, plant and equipment are included in the consolidated statement of operations as incurred.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset during the period of time that is required to complete and prepare the asset for its intended use.

The return to a governmental authority of social assets (such as housing, rest houses, schools and medical facilities) vested to the Group at privatisation are recorded only upon both the transfer of title to, and termination of operating responsibility for, the social assets. These disposals are deemed to be shareholder transactions because they represent a return of assets for the benefit of governmental authorities, as contemplated in the original privatisation arrangements. Consequently, such disposals are accounted for as a charge to other reserves.

Depreciation is calculated on all assets on a straight line basis. Depreciation on wells and production equipment has been calculated on cost restated to the equivalent purchasing power of the Rouble at 31 December 2000, using the straight line method rather than, as is the more generally accepted international industry practice, on the unit-of-production method. As a result, gas production and changes in gas reserves do not impact the computation of the Group's depreciation. The estimated useful lives of the Group's assets are as follows:

	Years
Pipelines	33
Wells and production equipment	12-40
Machinery and equipment	10-18
Buildings	30-40
Roads	20-40
Social assets	10-40

Assets under construction are not depreciated.

Investments

Long-term investments, excluding bonds, are reflected at cost restated to the equivalent purchasing power of the RR at 31 December 2000. Bonds are reflected at amortised cost. Provision for impairment is only made where, in the opinion of the Group's management, there is a diminution in value, which is other than temporary. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the consolidated statement of operations.

Marketable securities

Marketable securities are valued at the lower of cost restated to the equivalent purchasing power of the Rouble at 31 December 2000 on the basis of indices included in Note 28, or market value.

Accounts receivable

Accounts receivable are carried at anticipated realisable value. An impairment estimate is made for doubtful receivables based on a review of all outstanding amounts at the year end. This estimate reflects, inter alia, the payment record of specific debtors and management's perception of the economic risks and factors specific to customers operating in certain regions and markets. Bad debts are written off in the year in which they are identified.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are valued at the lower of net realisable value or weighted average cost restated to the equivalent purchasing power of the RR at 31 December 2000 on the basis of indices included in Note 28.

Provisions

Provisions including provisions for environmental liabilities, are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Impairment of assets

At each balance sheet date management assess whether there is any indication that the recoverable value of the Group's assets has declined below the carrying value. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of operations in the period in which the reduction is identified.

Pension and other post-retirement benefits

Mandatory contributions to the governmental pension scheme are expensed when incurred and are included within staff costs in the operating expenses. The cost of providing other immaterial discretionary pension payments and other post-retirement obligations (including constructive) is accrued and charged to the consolidated statement of operations so as to spread the regular cost over the service lives of employees.

Revenue recognition

Sales are recognised for financial reporting purposes when products are delivered to customers and title passes and are stated net of value-added tax ("VAT"), excise taxes and other similar compulsory payments.

Interest income is recognised as it accrues (taking into account the effective yield on the asset), unless collectibility is in doubt.

Research and development

Research and development expenditure is recognised as an expense except that costs incurred on development projects are recognised as development assets to the extent that such expenditure is expected to have future benefits. However, development costs initially recognised as an expense are not recognised as an asset in a subsequent period.

Development costs that have been capitalised are amortised from the commencement of the commercial production of the product to which they relate on a straight line basis over estimated useful lives.

Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, trade creditors and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Group is also party to derivative financial instruments including forward and spot transactions and option contracts in foreign exchange, gold and securities markets. The Group's normal policy is to measure these instruments using contractual rates, with resultant gains or losses being reported within the consolidated statement of operations. Following the financial crisis of August 1998, the Group adopted specific accounting methods as follows:

Index Forwards

The Group has either paid the amount due under index contracts, and realised a loss (gain), or negotiated a settlement for a lesser amount and has recognised a loss (gain) based on the agreed terms, or has not settled with the counterparty. Where no settlements or agreements have been reached the loss on the index contracts has been recognised by applying the rate of exchange ruling at the date of the contract maturity, for domestic counterparties, and the year end exchange rate, for foreign counterparties. This difference in the application of exchange rates is due to the fact that settlements with domestic counterparties in the normal course of business have been performed in RR, and with foreign counterparties in foreign currency. Management has not recorded a gain where no settlement or agreements have been reached due to the uncertainty of collectibility.

Gains and losses recognised on the index contracts have been offset within each counterparty since management believes that there is a legally enforceable right to offset these amounts, and it intends to settle all the contracts with the same counterparty on a net basis.

Deliverable Forwards

The Group has either paid the amount due under deliverable contracts and recognised a loss (gain), or negotiated a settlement for a lesser amount and has recognised a loss (gain) based on the agreed terms, or has not settled with the counterparty. Where no settlements or agreements have been reached the loss on the deliverable contracts has been recognised based on the year end exchange rate, plus interest and penalties where applicable. Management has not recorded a gain where no settlement or agreements have been reached due to the uncertainty of collectibility.

Gains and losses on the deliverable contracts have not been offset within counterparties.

Options

Where conditions of an option agreement include the actual delivery of currency, the Group has treated a loss (gain) in the same way as for the deliverable forwards contracts, otherwise the Group has used the index forwards approach.

Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents comprise short-term investments which are readily converted to cash and have an original maturity of three months or less.

Treasury shares

Treasury shares are recorded at cost, using the specific identification method. The gains (losses) arising from treasury share transactions are recognised as a movement in shareholders' equity, net of associated costs including taxation.

Dividends

Dividends are recognised as a liability at the balance sheet date only if they are proposed or declared before or on the balance sheet date.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Developments

A new International Accounting Standard, IAS 39 "Financial Instruments: Recognition and Measurement" came into effect on 1 January 2001. The Standard requires all financial assets and financial liabilities to be recognised on the balance sheet, including all derivatives. Management has not yet evaluated the impact of this standard on the Group's consolidated financial statements for the year ending 31 December 2001.

5 SEGMENT INFORMATION

Management does not separately identify segments within the Group, as it operates as a vertically integrated business with substantially all external sales generated by the gas distribution business. However, following the practice suggested by IAS 14, "Segment Reporting", Revised 1997 ("IAS 14") for vertically integrated businesses, information can be analysed based on the following business segments:

- Production—extraction of gas and other hydrocarbons;
- Refining—processing of gas and other hydrocarbons, and sales of other hydrocarbon products;
- Transport—transportation of gas;
- Distribution—sales of gas in the Russian Federation and abroad; and
- Other—other activities, including banking.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

5 SEGMENT INFORMATION—(Continued)

	Production	Refining	Transport	Distribution	Other	Total
31 December 2000						
Segment assets	450,569	18,999	1,010,735	253,483	228,824	1,962,610
Associated undertakings	—	—	48,619	2,741	6,786	58,146
Unallocated assets						192,081
Inter-segment eliminations						(68,188)
Total assets						2,144,649
Segment liabilities	24,961	4,981	23,994	77,141	34,315	165,392
Unallocated liabilities						613,134
Inter-segment eliminations						(68,188)
Total liabilities						710,338
Capital expenditures for the period	49,578	3,025	47,515	379	35,425	135,922
Depreciation	23,756	2,054	51,755	115	3,432	81,112
Charges for impairment and provisions	17,106	11,502	19,572	27,928	(8,305)	67,803
31 December 1999						
Segment assets	443,445	31,285	1,043,540	265,216	180,423	1,963,909
Associated undertakings	—	—	51,503	1,342	3,975	56,820
Unallocated assets						78,378
Inter-segment eliminations						(76,426)
Total assets						2,022,681
Segment liabilities	15,282	4,338	25,409	83,098	34,738	162,865
Unallocated liabilities						819,089
Inter-segment eliminations						(76,426)
Total liabilities						905,528
Capital expenditures for the period	36,623	2,073	96,063	1,414	31,293	167,466
Depreciation	22,270	1,787	47,592	89	2,059	73,797
Charges for impairment and provisions	18,294	246	5,763	14,261	5,384	43,948

NOTES TO THE IAS CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

5 SEGMENT INFORMATION—(Continued)

	Production	Refining	Transport	Distribution	Other	Total
31 December 1998						
Segment assets	467,259	37,583	1,051,291	324,086	152,528	2,032,747
Associated undertakings	—	—	40,917	1,661	4,383	46,961
Unallocated assets						59,806
Inter-segment eliminations						(118,098)
Total assets						2,021,416
Segment liabilities	19,950	9,980	34,015	115,867	54,562	234,374
Unallocated liabilities						676,616
Inter-segment eliminations						(118,098)
Total liabilities						792,892
Capital expenditures for the period	34,535	2,136	47,015	741	8,317	92,744
Depreciation	21,986	1,796	47,786	87	2,065	73,720
Charges for impairment and provisions	9,236	1,105	9,356	29,839	9,411	58,947
31 December 2000						
Segment revenues						
Inter-segment sales	48,346	10,772	113,934	6,732	—	179,784
External sales	6,197	33,770	30,487	511,630	33,796	615,880
Total segment revenues	54,543	44,542	144,421	518,362	33,796	795,664
Segment expenses						
Inter-segment expenses	(1,185)	(5,292)	(9,299)	(164,008)	—	(179,784)
External expenses	(70,261)	(34,952)	(123,629)	(178,874)	(33,084)	(440,800)
Total segment expenses	(71,446)	(40,244)	(132,928)	(342,882)	(33,084)	(620,584)
Segment Result	(16,903)	4,298	11,493	175,480	712	175,080
Unallocated operating expenses						(25,589)
Operating income						149,491
Net finance costs						(20,989)
Share of net profits of associated undertakings	—	—	153	392	179	724
Monetary Gain						46,647
Income before profit tax						175,873
Profit tax benefit						152,267
Income after profit tax						328,140
Minority interest						(1,730)
Net income						326,410

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

5 SEGMENT INFORMATION—(Continued)

	Production	Refining	Transport	Distribution	Other	Total
31 December 1999						
Segment revenues						
Inter-segment sales	36,792	10,012	102,728	4,273	—	153,805
External sales	4,055	18,157	23,843	383,607	26,861	456,523
Total segment revenues	40,847	28,169	126,571	387,880	26,861	610,328
Segment expenses						
Inter-segment expenses	(560)	(4,187)	(5,926)	(143,132)	—	(153,805)
External expenses	(61,668)	(19,497)	(122,986)	(150,705)	(30,939)	(385,795)
Total segment expenses	(62,228)	(23,684)	(128,912)	(293,837)	(30,939)	(539,600)
Segment result	(21,381)	4,485	(2,341)	94,043	(4,078)	70,728
Unallocated operating expenses						(38,789)
Operating income						31,939
Net finance costs						(75,075)
Share of net (losses) profits of associated undertakings	—	—	(922)	381	(133)	(674)
Monetary gain						70,220
Income before profit tax						26,410
Profit tax expense						(134,798)
Loss after profit tax						(108,388)
Minority interest						(251)
Net loss						(108,639)
31 December 1998						
Segment revenues						
Inter-segment sales	66,244	9,715	178,939	6,529	—	261,427
External sales	4,163	18,608	28,801	398,037	23,571	473,180
Total segment revenues	70,407	28,323	207,740	404,566	23,571	734,607
Segment expenses						
Inter-segment expenses	(654)	(6,383)	(7,838)	(246,552)	—	(261,427)
External expenses	(84,389)	(24,860)	(145,939)	(122,253)	(83,739)	(461,180)
Total segment expenses	(85,043)	(31,243)	(153,777)	(368,805)	(83,739)	(722,607)
Segment result	(14,636)	(2,920)	53,963	35,761	(60,168)	12,000
Unallocated operating expenses						(90,166)
Operating loss						(78,166)
Net finance costs						(253,811)
Share of net (losses) profits of associated undertakings	—	—	(609)	453	(140)	(296)
Monetary gain						117,771
Loss before profit tax						(214,502)
Profit tax expense						(67,729)
Loss after profit tax						(282,231)
Minority interest						6,668
Net loss						(275,563)

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

5 SEGMENT INFORMATION (continued)

The inter-segment revenues mainly consist of:

Production—sale of gas to the Distribution segment and sale of hydrocarbons to the Refining segment;

- Refining—sale of refined products to other segments;
- Transport—rendering transportation services to the Distribution segment; and
- Distribution—sale of gas to the Transport segment for technological needs.

Internal transfer prices are established by the management of the Group with the objective of providing for the specific medium and long-term funding requirements of the individual segments. Provisions for guarantees (see Note 25) have been included within unallocated expenses. Also included within unallocated expenses are corporate expenses, including provision for the impairment of other investments.

External expenses within Other for the year ended 31 December 1998 include losses on derivatives and loan losses totalling RR 34,141 and RR 7,673, respectively.

Segment assets consist primarily of property, plant and equipment and current assets. Unallocated assets include other investments and deferred tax assets. Segment liabilities comprise operating liabilities, excluding items such as taxes payable, borrowings, and deferred tax liabilities.

Capital expenditures comprise additions to property, plant and equipment. Charges for impairment relate only to those charges made against allocated assets. A significant portion of operations is transacted by mutual cancellations or barter. As disclosed in Note 4, such transactions are reported on the same basis as cash transactions. Consequently, expenses paid by mutual cancellations or barter are not disclosed as non-cash expenses in this note.

Substantially all of the Group's operating assets are located in the Russian Federation. Gas sales to different geographical regions are disclosed in Note 19.

6 CASH AND CASH EQUIVALENTS

Balances included within cash and cash equivalents in the consolidated balance sheet represent cash in hand and balances with banks. Included within other current assets are balances of cash and cash equivalents totalling RR 36,300, RR 29,162 and RR 20,391 at 31 December 2000, 1999 and 1998, respectively, which are restricted as to withdrawal under the terms of certain of the borrowings (see Note 15). In addition, other current assets include balances of cash RR 5,692, RR 4,946 and RR 2,534 at 31 December 2000, 1999 and 1998, respectively, which are restricted in subsidiary banks as to withdrawal under banking regulations.

7 MARKETABLE SECURITIES

At 31 December 2000, marketable securities include Ukrainian eurobonds of RR 6,687 held by National Reserve Bank (see Note 11). The remaining carrying value of marketable securities principally comprises Russian government bonds.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

8 ACCOUNTS RECEIVABLE AND PREPAYMENTS

	31 December		
	2000	1999	1998
Trade receivables (net of a provision for doubtful accounts of RR 79,702, RR 69,564 and RR 103,930 at 31 December 2000, 1999 and 1998, respectively)	196,934	211,882	228,241
Prepayments and advances paid (net of a provision for doubtful accounts of RR 6,164 and RR 7,916 at 31 December 2000 and 1999, respectively)	31,930	22,920	38,263
Other receivables (net of a provision for doubtful accounts of RR 29,256, RR 26,903 and RR 20,509 at 31 December 2000, 1999 and 1998, respectively)	73,765	66,446	71,341
	302,629	301,248	337,845

Substantially all trade receivables are currently receivable in accordance with their contractual terms and, accordingly, are classified as current assets. Management has considered the likelihood of collection of receivables beyond 2001 when determining the amount of the provision for doubtful accounts.

RR 90,672, RR 103,754 and RR 84,000 of trade receivables were denominated in hard currency, mainly United States ("US") dollars, at 31 December 2000, 1999 and 1998, respectively.

Other receivables include RR 25,551, RR 32,893 and RR 41,184 of receivables relating to the operations of Gazprombank and National Reserve Bank (see Note 23) at 31 December 2000, 1999 and 1998, respectively. These balances mainly represent loans issued to other banks and customers at commercial rates ranging from 4.7% to 23.6% per annum at 31 December 2000, 3.0% to 40.0% per annum at 31 December 1999 and 1.0% to 40.0% per annum at 31 December 1998 .

9 INVENTORIES

		31 December		
Note		2000	1999	1998
	Materials and supplies	33,574	28,223	29,491
20	Gas (in pipelines and storage)	28,512	24,138	26,395
	Goods for resale	3,853	4,081	7,005
	Other	1,586	2,559	2,205
		67,525	59,001	65,096

Inventories are presented net of a provision for obsolescence of RR 13,766, RR 9,398 and RR 12,207 at 31 December 2000, 1999 and 1998, respectively.

Goods for resale are stated at their net realisable value at 31 December 2000, 1999 and 1998, respectively.

NOTES TO THE IAS CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

10 PROPERTY, PLANT AND EQUIPMENT

	Pipelines	Wells and production equipment	Machinery and equipment	Buildings and roads	Total operating assets	Social assets	Assets under construction	Total
At 31.12.97								
Cost	954,527	277,960	315,700	429,996	1,978,183	121,155	290,101	2,389,439
Accumulated depreciation	(380,863)	(133,969)	(208,988)	(199,197)	(923,017)	(20,759)	—	(943,776)
Net book value at 31.12.97	573,664	143,991	106,712	230,799	1,055,166	100,396	290,101	1,445,663
Depreciation	(26,471)	(9,390)	(18,168)	(16,078)	(70,107)	(3,613)	—	(73,720)
Additions	2,240	20,214	27,751	30,457	80,662	11,717	365	92,744
Disposals	(1,119)	(2,007)	(3,960)	(6,514)	(13,600)	(11,865)	(4,909)	(30,374)
Impairment charge	—	—	—	—	—	—	(19,819)	(19,819)
Net book value at 31.12.98	548,314	152,808	112,335	238,664	1,052,121	96,635	265,738	1,414,494
At 31.12.98								
Cost	952,559	294,975	331,915	448,648	2,028,097	117,300	265,738	2,411,135
Accumulated depreciation	(404,245)	(142,167)	(219,580)	(209,984)	(975,976)	(20,665)	—	(996,641)
Net book value at 31.12.98	548,314	152,808	112,335	238,664	1,052,121	96,635	265,738	1,414,494
Depreciation	(27,270)	(8,658)	(18,831)	(15,949)	(70,708)	(3,089)	—	(73,797)
Additions	26,324	17,144	54,046	32,729	130,243	9,718	14,432	154,393
Acquisition of subsidiary	—	—	3,008	4,954	7,962	—	5,111	13,073
Disposals	(83)	(973)	(4,633)	(7,163)	(12,852)	(13,126)	(4,302)	(30,280)
Impairment charge	—	—	—	—	—	—	(23,411)	(23,411)
Net book value at 31.12.99	547,285	160,321	145,925	253,235	1,106,766	90,138	257,568	1,454,472
At 31.12.99								
Cost	978,124	311,650	380,908	476,331	2,147,013	111,233	257,568	2,515,814
Accumulated depreciation	(430,839)	(151,329)	(234,983)	(223,096)	(1,040,247)	(21,095)	—	(1,061,342)
Net book value at 31.12.99	547,285	160,321	145,925	253,235	1,106,766	90,138	257,568	1,454,472
Depreciation	(28,832)	(9,396)	(22,822)	(16,899)	(77,949)	(3,162)	—	(81,111)
Additions	16,354	12,898	44,968	40,314	114,534	11,910	9,478	135,922
Disposals	(3)	(850)	(2,440)	(3,234)	(6,527)	(9,285)	(3,365)	(19,177)
Impairment charge	—	—	—	—	—	—	(28,511)	(28,511)
Net book value at 31.12.00	534,804	162,973	165,631	273,416	1,136,824	89,601	235,170	1,461,595
At 31.12.00								
Cost	994,521	323,404	422,117	512,574	2,252,616	112,068	235,170	2,599,854
Accumulated depreciation	(459,717)	(160,431)	(256,486)	(239,158)	(1,115,792)	(22,467)	—	(1,138,259)
Net book value at 31.12.00	534,804	162,973	165,631	273,416	1,136,824	89,601	235,170	1,461,595

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

10 PROPERTY, PLANT AND EQUIPMENT (continued)

Assets under construction are presented net of a provision for impairment of RR 87,541, RR 59,030 and RR 35,620 at 31 December 2000, 1999 and 1998, respectively. Additions of assets under construction are stated net of transfers to other property, plant and equipment categories.

Included in additions above is capitalised interest of RR 17,951, RR 12,758 and RR 5,617 for the years ended 31 December 2000, 1999 and 1998, respectively. A capitalisation rate of 8.2% (1999 and 1998—8.1%) was used representing the average actual borrowing cost of the loans used to finance the projects.

Included in the property, plant and equipment above are fully depreciated assets which are still in service of RR 264,766, RR 263,277 and RR 229,785 at 31 December 2000, 1999 and 1998, respectively.

Depreciation disclosed above includes RR 869, RR 967 and RR 1,061 for the years ended 31 December 2000, 1999 and 1998, respectively, which is considered a cost of self constructed assets and thus capitalised rather than expensed in the consolidated statement of operations. Similarly, RR 10,594, RR 10,568 and RR 9,667 of depreciation for the years ended 31 December 2000, 1999 and 1998, respectively, is capitalised as a component of gas inventories and expensed in the consolidated statement of operations when the gas is sold.

The Group's gas fields are operated under licenses granted by federal and local authorities. These licenses to develop and extract hydrocarbons expire between 2013 and 2016, however they may be extended. Management intends to extend the existing licenses on properties expected to produce hydrocarbons subsequent to their current expiration dates.

11 INVESTMENTS

Notes		31 December 2000	1999	1998
	Associated undertakings:			
24	EuRoPolGaz s.a.	27,120	26,228	15,556
24	WINGAS GmbH	19,634	22,860	23,506
	Other	11,392	7,732	7,900
		58,146	56,820	46,962
	Other investments:			
	South Pars (development of an oil and gas field in Iran)	13,280	5,262	1,162
	Ukrainian Ministry of Finance bonds	—	5,894	9,995
	Other	10,621	10,736	14,832
		23,901	21,892	25,989
	Total investments	82,047	78,712	72,951

Associated undertakings and other investments are presented net of provision for impairment of RR 6,858 and RR 18,492, respectively, at 31 December 2000, RR 5,732 and RR 26,512, respectively, at 31 December 1999 and RR 3,112 and RR 25,461, respectively, at 31 December 1998.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

11 INVESTMENTS—(Continued)

Principal associated undertakings

Associated undertaking	Country	Nature of operations	% of share capital held 31 December 2000	1999	1998
WINGAS GmbH	Germany	Gas distribution and transportation	35	35	35
Altalanos Ertekforgalmi Bank Rt ("AEB")	Hungary	Banking	26	43	51
Gasum Oy	Finland	Gas distribution and transportation	25	25	25
Gazsnabtransit	Moldova	Gas distribution and transportation	50	50	50
EuRoPolGaz s.a.	Poland	Gas distribution and transportation	49	49	49
Latvias Gaze	Latvia	Gas distribution and transportation	25	16	16
Overgaz Inc.	Bulgaria	Gas distribution	50	50	50
Panrusgaz	Hungary	Gas distribution	33	35	35
Prometheus Gas	Greece	Construction	50	50	50
Slovrusgaz	Slovakia	Gas distribution	50	—	—
Stella Vitae	Lithuania	Gas distribution and transportation	30	30	30
Turusgaz	Turkey	Gas distribution	45	45	45

During 1999, the Group was the principal shareholder in AEB and executed effective control over the Bank. In April 2000, a portion of the controlling interest the Group held in AEB was sold, leaving the Group with a 26% interest in AEB (see Note 24). Thus, due to the inability of the Group to control the operations of AEB from April 2000, AEB was accounted for under the equity method.

Dividends received from associated undertakings were RR 1,318, RR 1,238 and RR 393 for the years ended 31 December 2000, 1999 and 1998, respectively.

Other investments

At 31 December 1999 and 1998, other investments included Ukrainian Ministry of Finance bonds held by National Reserve Bank with a carrying value of RR 5,894 and RR 9,995, respecively. These bonds were issued by the Ukrainian government in settlement of gas sales made to the Ukraine in 1994. The bonds were denominated in US dollars, carry an interest rate of 8.5% per annum and were redeemable between June 1999 and March 2006. At 31 December 1999 and 1998 the Group had pledged Ukrainian bonds against certain short-term borrowings. In April 2000, the Group was elected to participate in a restructuring program and exchanged these bonds for US dollar denominated eurobonds issued by the Cabinet of Ministers of Ukraine bearing interest at 11.0% per annum. The new eurobonds mature between March 2001 and March 2007 with repayment of principal to be made in semi-annual installments, commencing in March 2001. Upon exchange of the original bonds the Group transferred the eurobonds to marketable securities at their estimated fair value (see Note 7).

At 31 December 2000 and 1999, the Group had a 14.3% interest in ZAO Media-Most. This interest in ZAO Media-Most was acquired in November 1999 via the settlement of a ZAO Media-Most debt to the Group. ZAO Media-Most is one of the largest publishing and entertainment companies operating in the Russian Federation.

At 31 December 1999, the Group held collateral representing an interest of 17.1% in ZAO Media-Most in exchange for providing certain loan guarantees on behalf of ZAO Media-Most. During 2000, ZAO Media-Most defaulted on its payment obligation and the Group fulfilled its obligations.

In November 2000, the Group signed agreements with ZAO Media-Most to change the collateral under the guarantees, both those fulfilled in 2000 and those outstanding at 31 December 2000 (see Note 25) to interests in NTV and other ZAO Media-Most operating companies. The Group then exercised its rights to take ownership of interests in ZAO Media-Most operating companies and a further interest in NTV.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

11 INVESTMENTS (continued)

At 31 December 2000, the Group held a 46% interest in NTV and 25% plus one share interest in various other ZAO Media-Most operating companies.

Outstanding guarantees of the Group made on behalf of ZAO Media-Most as at 31 December 2000 amounted to RR 8,399 with collateral in the form of interests in NTV and other ZAO Media-Most operating companies (see Note 25).

The Group is currently in negotiations to sell its investments in NTV and other ZAO Media-Most operating companies.

12 ACCOUNTS PAYABLE AND ACCRUED CHARGES

	31 December		
	2000	1999	1998
Trade payables	32,330	28,876	28,086
Accounts payable in respect of acquisition of property, plant and equipment	26,057	21,270	29,948
Advances received	1,981	1,977	3,218
Accruals and deferred income	1,248	917	5,050
Other payables	35,588	33,398	49,974
	97,204	86,438	116,276

Other payables includes RR 15,784, RR 13,242 and RR 37,987 related to the operations of the Group's banking subsidiaries at 31 December 2000, 1999 and 1998, respectively. These balances mainly represent amounts due to the banks' customers with terms at commercial rates ranging from 3.6% to 11.6% per annum at 31 December 2000, 7.2% to 10.0 % per annum at 31 December 1999 and 4.4% to 40.0 % per annum at 31 December 1998.

13 TAXES PAYABLE

	31 December		
	2000	1999	1998
Excise tax (including deferred amounts of RR 23,176, RR 29,608 and RR 40,773 at 31 December 2000, 1999 and 1998, respectively)	38,774	53,488	68,694
Tax penalties and interest	38,264	41,526	35,787
VAT, net (including deferred amounts of RR 3,888, RR 15,796 and RR 19,817 at 31 December 2000, 1999 and 1998, respectively)	24,697	39,767	37,910
Road use and housing fund taxes (including deferred amounts of RR 2,826, RR 6,339 and RR 9,109 at 31 December 2000, 1999 and 1998, respectively)	12,124	21,966	20,938
Profit tax	9,422	10,610	3,666
Mineral use and mineral restoration taxes (including deferred amounts of RR 1,944, RR 1,532 and RR 2,666 at 31 December 2000, 1999 and 1998, respectively)	9,080	6,902	7,164
Pension fund and other social taxes	2,633	1,654	2,728
Other taxes	5,698	8,429	8,603
	140,692	184,342	185,490
Less: long term portion of restructured tax liabilities	(10,099)	—	—
	130,593	184,342	185,490

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

13 TAXES PAYABLE (continued)

The deferred amounts included in the taxes above are payable upon settlement of the related trade receivable balances. Substantially all accrued taxes above, excluding the deferred amounts and restructured liability (see below) incur interest at a rate of 1/300 of the refinancing rate of the Central Bank of the Russian Federation (the refinancing rate was last set at 25.0% per annum on 4 November 2000). Interest does not accrue on tax penalties and interest.

During 2000 the Group negotiated the restructuring of its tax liabilities in accordance with current tax regulations.

The long-term portion of the restructured tax and penalties liability has the following maturity profile:

	31 December 2000
Due for repayment:	
Between one and two years	2,595
Between two and five years	7,769
After five years	16,948
	27,312
Less: discount recorded upon restructured taxes	(17,213)
	10,099

The above balances have been discounted using the marginal RR rate of borrowings of the Group of 21.2% in order to present the debt at its fair value.

14 SHORT-TERM LOANS AND CURRENT PORTION OF LONG-TERM BORROWINGS

	31 December		
	2000	1999	1998
Short-term loans	140,032	94,829	49,948
Current portion of long-term borrowings (see Note 15)	53,278	50,366	13,374
	193,310	145,195	63,322

Short-term borrowings include RR denominated bank borrowings with interest rates varying from 17% to 37% for the year ended 31 December 2000, from 35% to 40% for the year ended 31 December 1999 and from 58% to 61% for the year ended 31 December 1998.

Short-term borrowings also include RR 65,671, RR 28,516 and RR 12,131 of short-term promissory notes at 31 December 2000, 1999 and 1998, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

15 LONG-TERM BORROWINGS

	Currency	Due	31 December 2000	1999	1998
Long-term borrowings payable to:					
A French banking consortium	US dollar	2000-2005	91,104	111,192	115,956
A German banking consortium	US dollar	2000-2005	68,895	94,697	96,629
An Italian banking consortium	US dollar	2000-2007	36,791	48,974	55,984
A German consortium	Euro	2000-2009	20,433	27,841	18,618
An International banking consortium	Deutsche mark	2000-2005	14,462	18,885	22,878
A German banking consortium	Euro	2000-2009	11,262	16,074	20,586
A German bank consortium	Euro	2000-2002	7,728	11,546	18,486
A Cyprus banking consortium	US dollar	2000-2005	8,688	9,940	—
Other long-term borrowings			34,665	31,058	10,026
Total long-term borrowings			294,028	370,207	359,163
Less: current portion of long-term borrowings			(53,278)	(50,366)	(13,374)
			240,750	319,841	345,789

	31 December 2000	1999	1998
Due for repayment:			
Between one and two years	62,533	71,606	45,975
Between two and five years	147,148	185,944	185,184
After five years	31,069	62,291	114,630
	240,750	319,841	345,789

Interest rates on the borrowings are variable and linked, mainly, to LIBOR, except for interest on the Italian borrowing, which is fixed at 5.7%. The annual interest rates on US dollar denominated borrowings range from 5.7% to 10.7% per annum at 31 December 2000, from 5.7% to 10.5% per annum at 31 December 1999 and from 5.7% to 7.4% per annum at 31 December 1998. The annual interest rates on Euro denominated borrowings range from 3.8% to 6.1% per annum at 31 December 2000. The annual interest rates on DM denominated borrowings range from 4.8% to 8.4% per annum at 31 December 2000, from 3.2% to 8.0% per annum at 31 December 1999 and from 3.7% to 8.5% per annum at 31 December 1998. Substantially all borrowings are secured by contractual obligations to sell gas in Western Europe and the associated cash flows (see Note 6). The amount payable to an international banking consortium is also secured by certain assets of ZGG-Zarubezhgaz Erdgashandels GmbH, a wholly owned subsidiary.

The fair value of the fixed rate Italian loan is RR 32,342, RR 38,945 and RR 42,599 at 31 December 2000, 1999 and 1998, respectively. The carrying amounts of variable rate loans approximate fair value.

The Group has no subordinated debt and no debt which may be converted into an equity interest in the Group.

Long-term borrowings include RR 3,085 and RR 3,542 at 31 December 2000 and 1999, respectively, of coupon non-documentary bearer bonds issued by OAO Gazprom in 1999. The issue amounted to 3.0 million bonds, each with a nominal value of RR 1,000 and a due date of 15 April 2003. During the year 2000, the Group repurchased 481,187 bonds. The total amount recorded for the bonds excludes the discount related to future periods.

At 31 December 2000 long-term borrowings also include RR 7,058 of promissory notes with due dates beyond 2001.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

15 LONG-TERM BORROWINGS (continued)

The US dollar to RR exchange rates were 28.16, 27.00 and 20.65 at 31 December 2000, 1999 and 1998, respectively. The Euro to RR exchange rates were 26.14 and 27.32 at 31 December 2000 and 1999, respectively. The DM to RR exchange rates were 13.37, 13.92 and 12.35 at 31 December 2000, 1999 and 1998, respectively.

16 PROFIT TAX

Profit tax expense in the consolidated statement of operations is stated net of RR 935 and RR 143 of tax attributable to gains arising on treasury share transactions for the year ended 31 December 2000 and 1999, respectively (see Note 4). No profit tax expense was associated with treasury share transactions for the year ended 31 December 1998.

The Group accrued profit tax at rates of 30.0% and 38.0% on profits from non-banking and banking activities, respectively, computed in accordance with the Russian tax legislation. Before enactment of such rates on 1 April 1999, the corresponding tax rates were 35.0% and 43.0%. Starting from 1 January 2001 the profit tax rates were increased effectively to 35.0% and 43.0%, respectively. IAS profit before profit tax for financial reporting purposes is reconciled to profit tax expense as follows:

	Year ended 31 December		
	2000	1999	1998
IAS profit(loss) before profit tax	175,873	26,410	(214,502)
Theoretical tax (charge) credit at a statutory rate thereon	(52,762)	(7,923)	75,075
Tax effect of items which are not deductible or assessable for taxation purposes:			
Non-temporary element of monetary gains and losses	(51,898)	(109,098)	(228,246)
Non-deductible expenses	(45,270)	(45,700)	89,738
Statutory tax concessions	22,527	14,866	—
Other non-temporary differences	(6,084)	9,271	7,166
Inflation effect on deferred profit tax balance at beginning of year	6,001	3,201	(11,462)
Effect of increase in taxable base due to statutory revaluation	263,775	—	—
Effect of change in tax rate	15,978	585	—
Profit tax benefit (expense)	152,267	(134,798)	(67,729)

The non-temporary impact of monetary gains and losses reflects the effect on the theoretical tax charge of inflation with respect to non-monetary items of a non-temporary nature (primarily social assets and equity).

Differences between Russian statutory taxation regulations and IAS give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profits tax purposes. The tax effect of the movement on these temporary differences is recorded at the rate of 35.0% or 43.0% as applicable.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

16 PROFIT TAX (continued)

	31 December 2000	Change in tax rate	Differences recognition and reversals	31 December 1999	Change in tax rate	Acquisitions	Differences recognition and reversals	31 December 1998
Tax effects of taxable temporary differences:								
Accounts receivable	(29,966)	(4,282)	(9,734)	(15,950)	2,273	—	3,494	(21,717)
Inventories	(3,982)	(569)	2,274	(5,687)	865	—	1,711	(8,263)
Investments	(902)	(128)	(415)	(359)	709	—	5,711	(6,779)
Tax effects of deductible temporary differences:								
Property, plant and equipment	142,673	20,382	227,656	(105,365)	418	(1,175)	(100,617)	(3,991)
Provision for doubtful accounts	4,022	575	1,242	2,205	962	—	10,448	(9,205)
Tax losses carryforward	—	—	(5,773)	5,773	(3,438)	—	(23,675)	32,886
Total net deferred tax asset (liability)	111,845	15,978	215,250	(119,383)	1,789	(1,175)	(102,928)	(17,069)

Deferred tax assets and liabilities arise mainly from differences in the taxable and financial reporting bases of property, plant and equipment. These differences are due to the fact that a significant proportion of the tax base is based upon independent appraisals while the financial reporting base is historical cost restated for changes in the general purchasing power of the RR (see Note 3).

At 31 December 1999 the Group recognised a deferred tax liability of RR 119,383, mainly as the tax base was lower than the financial reporting base for property, plant and equipment. The difference was due to the fact that a significant portion of the tax basis is based upon independent appraisal which was last recognised at 1 January 1998. At 31 December 2000 the Group has recognised a deferred tax asset of RR 263,775; this asset arises due to the temporary differences resulting from a revaluation of the carrying value of property, plant and equipment recognised in the Russian financial statements at 1 January 2001. The result of the revaluation is allowable for profit tax purposes under Russian statutory taxation regulations, effectively increasing the taxable base of property, plant and equipment.

The temporary differences associated with undistributed earnings of subsidiaries amount to RR 41,835, RR 16,770 and RR 20,580 at 31 December 2000, 1999 and 31 December 1998, respectively. A deferred tax liability on these temporary differences was not recognised because management controls the timing of the reversal of the temporary differences and believes that they will not reverse in the foreseeable future.

17 PROVISIONS FOR LIABILITIES AND CHARGES

Notes		31 December 2000	31 December 1999	31 December 1998
26	Provision for losses on derivatives	13,180	18,991	28,743
25	Provision for guarantees	9,938	18,691	24,333
	Provision for environmental liabilities	5,099	4,887	5,525
	Other	10,165	7,760	6,345
		38,382	50,329	64,946
	Less: current portion of provisions for liabilities and charges	(9,938)	(7,714)	—
		28,444	42,615	64,946

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

18 SHAREHOLDERS' EQUITY

Share capital

Share capital authorised, issued and paid in totaled RR 271,193 at 31 December 2000, 1999 and 1998 and consists of 23.7 billion ordinary shares, each with a nominal value of RR 5.

Treasury shares

At 31 December 2000, 1999 and 31 December 1998, subsidiaries of OAO Gazprom held 2,684 million, 2,614 and 2,327 million, respectively, of the ordinary shares of OAO Gazprom.

Retained earnings and other reserves

Included in retained earnings and other reserves are the effects of the cumulative restatement to the equivalent purchasing power of the Rouble at 31 December 2000, and cumulative translation differences of RR 17,175, RR 16,460 and RR 15,055 arising on the retranslating of the net assets of foreign subsidiaries and associated undertakings at 31 December 2000, 1999 and 1998, respectively.

Other reserves include a statutory fund for social assets, created at the time of privatisation in accordance with Russian legislation. The Group is negotiating to return certain of these assets to governmental authorities, though this process is expected to be protracted. Social assets with a net book value of RR 6,182, RR 5,156 and RR 5,183 have been transferred to governmental authorities during the years ended 31 December 2000, 1999 and 1998, respectively. These transactions have been recorded as a charge to other reserves.

The statutory accounting reports of the parent company, OAO Gazprom, are the basis for profit distribution and other appropriations. The basis of distribution is defined by legislation as the current year net profit, as calculated in accordance with RAR. For 2000, the statutory profit for the parent company was RR 55,371. However, the legislation and other statutory laws and regulations dealing with profit distribution are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these consolidated financial statements.

In 2000, the Group accrued interim dividends in the amount of RR 0.07 per share. In addition to the interim dividend, in 2001 the Board of Directors recommended payment of a final dividend for the year ended 31 December 2000 in the amount of RR 0.23 per share. Because this decision of the Group management was reached after the balance sheet date, the amount of final dividend proposed is not recognised in the consolidated balance sheet. Dividends accrued and paid for the year 1999, amounted of RR 0.10 per share. Taking into account the statutory loss recorded by the parent company for the year ended 31 December 1998, dividends were not accrued for that year.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

19 SALES

	Year ended 31 December		
	2000	1999	1998
Gas sales (including excise tax, net of VAT) to customers in:			
Russian Federation	98,380	104,603	198,802
Former Soviet Union (excluding Russian Federation)	66,726	73,390	71,109
Europe	454,383	291,379	255,094
Gross sales of gas	619,489	469,372	525,005
Excise tax	(101,662)	(81,710)	(122,806)
Net sales of gas	517,827	387,662	402,199
Sales of gas condensate and other oil products (net of sales taxes)	33,770	18,157	18,608
Gas transportation sales	30,487	23,843	28,801
Other revenues	33,796	26,861	23,572
	615,880	456,523	473,180

Commencing in 1999 the Group has been participating in the creation of regional companies involved in the distribution of gas in Russia. The interest of the Group in the majority of such companies amounts to less than 20% of their respective share capital.

Gas sales (net of VAT and excise tax) to customers in Russia include sales made to the regional companies of 141 billion cubic meters (bcm) and 43 bcm, or RR 47,173 and RR 13,612 for 2000 and 1999, respectively. Sales are made to the regional companies at prices marginally below regulated prices set for sales to final customers in Russia.

Transportation charges are provided at rates established by the Federal Energy Commission.

Gas transportation sales (net of VAT and excise tax) are primarily comprised of sales to companies of the Itera Group totaling RR 24,808 (71 bcm), RR 17,568 (57 bcm) and RR 11,152 (20 bcm) for the years ended 31 December 2000, 1999 and 1998, respectively. Trade receivables in respect of gas transportation services supplied to Itera amounted to RR 12,340, RR 3,852 and RR 108 at 31 December 2000, 1999 and 1998, respectively. Itera Group is a producer and distributor of gas in the Russian Federation and the former Soviet Union.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

20 OPERATING EXPENSES

	Year ended 31 December		
	2000	1999	1998
External transit costs	89,046	88,208	73,450
Depreciation	80,216	71,930	69,609
Staff costs	49,568	45,047	56,455
Taxes other than on income	46,845	40,644	53,910
Provision for doubtful accounts and debts written off	32,432	18,045	38,533
Materials	35,949	24,940	26,176
Provision for impairment of assets under construction	28,511	23,411	19,819
Provision for impairment and write-off of other long-term assets	21,668	18,908	12,200
Disposal of property, plant and equipment	11,866	12,057	12,123
Gas purchases	10,121	2,139	2,701
Electricity	9,234	8,947	14,386
Provision for inventory obsolescence	6,861	2,492	5,303
Research and development	4,865	3,133	4,605
Provision for impairment of investments	2,246	9,776	31,094
Goods for resale	1,905	906	4,636
Provisions for guarantees and other charges	1,105	9,913	24,685
Tax penalties	296	485	1,851
Derivative (gains) loss	(3,230)	(4,580)	34,142
Other	36,885	48,183	65,668
	466,389	424,584	551,346

Operating expenses include RR 25,625, RR 21,499 and RR 24,560 attributable to maintenance and repairs for the years ended 31 December 2000, 1999 and 1998, respectively.

Gas purchases and gas in storage (see Note 9) increased significantly in 2000, principally due to the purchase of 9 bcm of Turkmenistan gas from Itera LLC for RR 14,590.

Taxes other than on income consist of:

	Year ended 31 December		
	2000	1999	1998
Road users and housing fund taxes	24,143	21,926	25,492
Mineral use tax (royalty)	8,614	6,536	10,627
Property tax	4,956	4,639	7,350
Mineral restoration tax	4,327	3,397	5,570
Other taxes	4,805	4,146	4,871
	46,845	40,644	53,910

Taxes other than on income included in operating expenses are computed as follows:

- Road users and housing fund taxes—are charged on sales in Russia and vary by region and locality but generally in 2000 did not exceed 2.5% and 1.5%, respectively of sales in the respective region; from 1 January 2001 road use tax is 1 % of sales, housing tax is abolished.
- Mineral use tax is imposed at rates ranging from 6.0% to 16.0% of the sales value of gas and hydrocarbons produced. The actual rates of the tax are dictated in field licenses and are based on various factors;
- Property tax is imposed at a maximum rate of 2.0% on the average annual net book value of fixed assets, intangible assets and inventory. Legislation provides for the exclusion of trunk pipelines from the taxable base; and

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

20 OPERATING EXPENSES—(Continued)

- Mineral restoration tax is imposed at the rate of 10.0% of the sales value of gas and hydrocarbons sold by the production subsidiaries. Under current legislation, up to 100.0% of mineral restoration tax assessments may be offset by a sum equal to the value of certain exploration works performed and paid for by the Group. The Group recovered 39.9% in 2000 and 34.0% in 1999 and 1998 of mineral restoration tax assessments.

All taxes and rates discussed above are calculated based on amounts recorded in accordance with Russian statutory accounting regulations.

21 PROFIT (LOSS) PER SHARE

Basic profit (loss) per share has been calculated by dividing the net profit (loss) for the year by the weighted average number of shares outstanding during the year. Diluted profit (loss) per share is the same as basic profit (loss) per share.

There were 20.9 billion, 21.1 billion and 21.4 billion weighted average shares outstanding for the years ended 31 December 2000, 1999 and 1998, respectively.

22 NET CASH PROVIDED BY OPERATING ACTIVITIES

	Year ended 31 December		
	2000	1999	1998
Profit (loss) before profit tax	175,873	26,410	(214,502)
Adjustments to net profit before profit tax			
Depreciation and depletion	80,216	71,930	69,609
Impairment provisions for investments, other long-term assets, property, plant and equipment and inventories	59,286	54,587	68,415
Net unrealised foreign exchange losses	6,776	48,121	238,417
Increase in provision for doubtful accounts	32,432	18,045	38,533
Interest expense	32,542	20,211	20,571
Discount recorded upon restructured taxes	(17,213)	—	
Loss on disposal of property, plant and equipment	11,866	12,057	12,123
Monetary effects on non-operating balances	(68,709)	(99,778)	(214,238)
Interest income	(13,018)	(14,796)	(12,183)
(Decrease) increase in provisions for liabilities and charges	(11,946)	(8,864)	53,567
Net decrease (increase) in long-term assets	10,369	(1,348)	(29,226)
Total effect of adjustments	122,601	100,165	245,588
Changes in working capital			
(Increase) decrease in accounts receivable and prepayments	(37,147)	13,081	46,076
(Increase) decrease in inventories	(13,524)	9,526	6,088
Decrease (increase) in other current assets	728	3,705	(4,264)
Increase (decrease) in accounts payable and accrued charges, excluding interest, dividends and capital construction	17,431	(14,531)	(8,389)
Decrease in taxes payable (other than profit tax)	(24,451)	(8,092)	(27,503)
(Increase) decrease in marketable securities	(2,488)	(5,432)	15,097
Non-cash additions to property, plant and equipment	(54,306)	(64,390)	(44,113)
Non-cash additions to investments	(6,453)	(13,303)	(3,539)
Total effect of working capital changes	(120,210)	(79,436)	(20,547)
Profit tax paid	(77,335)	(27,441)	(24,810)
Net cash provided by operating activities	100,929	19,698	(14,271)

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

23 PRINCIPAL SUBSIDIARY UNDERTAKINGS

Subsidiary undertakings, 100% owned

Astrakhangazprom
Bashtransgaz
Burgaz
VNIIgaz
Volgogradtransgaz
Volgotransgaz
Gazkomplektimpex
Gaznadzor
Gazobezopasnost
Gazpromavia
Gazprominvestholding
Gazprom-Media
Gazprom Finance B.V.
Gazsviaz
Gaztorgpromstroy
Gazflot
Gazfund
Gazexport
Zarubezhgaz Erdgashandel GmbH (ZGG)
Informgaz
IRTs Gazprom
Kavkaztransgaz
Kaspygazprom
Kubangazprom
Lentransgaz
Mezhregiongaz
Mostransgaz
Nadymgazprom
Nadymstroygazdobytcha
Novourengoysky GCC
Noyabrskgazdobycha
Orenburggazprom
Permtransgaz
Samaratransgaz
Severgazprom
Servicegazprom
Liquified gas
Surgutgazprom
Tattransgaz
Tomsktransgaz
TyumenNIIgiprogaz
Tyumentransgaz
Ulianovskgazservice
Uraltransgaz
Urengoygazprom
Yugtransgaz
Yamalgazinvest
Yamburggazdobycha

All of these subsidiaries are incorporated in the Russian Federation, with the exception of Gazprom Finance B.V. and ZGG, which are incorporated in the Netherlands and Germany, respectively. Gazprom Finance B.V. was established in February 1999 for the purpose of obtaining financing for the Group outside Russia. ZGG acts as the holding company for the Group's interests in a number of gas distribution, storage and transportation companies operating in Central Europe. Other companies are mainly involved in production, transportation and sale of gas.

Other subsidiary undertakings

	Percent of share capital held at 31 December		
	2000	1999	1998
Volgogradneftemash	51	51	51
Vostokgazprom	63	70	—
Gazavtomatika	51	51	51
Gazprombank	97	93	89
Gazsibcontract	51	51	51
Gazenergoservice	51	51	51
Zapsibgazprom	34	51	51
Kostromatrubinvest	99	94	51
Lebedinsky GOK	57	57	11
National Reserve Bank	40	40	65
Spetsgazavtotrans	51	51	51

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

23 PRINCIPAL SUBSIDIARY UNDERTAKINGS (continued)

The Group's interest in the equity capital of National Reserve Bank is 40.2% and in OAO Zapsibgazprom is 33.9%. However, as the principal shareholder, the Group continues to exercise effective control over the activities of the above companies and they are still considered as subsidiaries.

In August 1999, the Group acquired 46.0% of the share capital of Lebedinsky GOK (LGOK), a mining and dressing company operating in the Russian Federation. This acquisition increased the total share of the Group in the share capital of LGOK to 57.0%. The acquisition was recorded under the purchase accounting method. The acquisition was funded by cash. No goodwill resulted from this transaction.

LGOK contributed revenues of RR 3,088 and net income of RR 220 to the Group for the period from August 1999 to 31 December 1999.

The assets and liabilities arising from acquisition are as follows:

Cash and cash equivalents	113
Receivables	2,030
Inventories	792
Other current assets	342
Property, plant and equipment (Note 10)	13,072
Investments	133
Current liabilities	(3,918)
Deferred tax (Note 16)	(1,176)
Non-current liabilities	(6,992)
Minority interest	(1,723)
Total purchase consideration	2,673
Less:	
Cash and cash equivalents acquired	(112)
11.0% interest acquired in 1998	(417)
Cash outflow on acquisition	2,144

The Group did not have significant acquisitions in 1998.

Minority interest

	Year ended 31 December		
	2000	1999	1998
Minority interest at the beginning of the reporting period	8,466	6,493	13,161
Minority interest share of net profit of subsidiary undertakings	1,730	251	(6,668)
Change in minority interest as a result of (disposal) acquisition	(256)	1,722	—
Minority interest at the end of reporting period	9,940	8,466	6,493

24 RELATED PARTIES

Related parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making ancial and operating decisions.

Government

The Government of the Russian Federation, the principal shareholder of the Group, owns approximately 38.37% of the issued shares of the Group. Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

24 RELATED PARTIES (continued)

As a condition of privatisation in 1992, the Government imposed an obligation on the Group to provide an uninterrupted supply of gas to customers in the Russian Federation at government controlled prices.

Directors' remuneration

In 2000 the Company paid to members of the Board of Directors and Management Committee remuneration (salary and bonuses) for the total amount of approximately RR 64. The remuneration of members of the Board of Directors is subject to approval by the General shareholders meeting. Compensation paid to members of the Management Committee is determined by the terms of annual employment contracts.

Other

Included within other long-term assets are USD denominated receivables from EuRoPolGaz s.a. in the amount of RR 13,828, RR 16,803 and RR 17,734 at 31 December 2000, 1999 and 1998, respectively. Included within associated undertakings (see Note 11) is an interest-bearing loan receivable from EuRoPolGaz s.a., in the amount of RR 26,742, RR 26,139 and RR 15,556 at 31 December 2000, 1999 and 1998, respectively, issued by Gazprombank, a subsidiary of the Group.

Also included within associated undertakings (see Note 11) is an interest-bearing loan receivable from WINGAS GmbH, in the amount of RR 14,784, RR 18,496 and RR 16,892 at 31 December 2000, 1999 and 1998, respectively. In determining the interest rates for related party financing, the Group follows a pricing policy which requires positive interest margins to be earned on all lendings to related parties.

Included within accounts receivable (see Note 8) are accounts receivable from Group associates (excluding EuRoPolGaz s.a.) in the amount of RR 19,382, RR 21,216 and RR 17,703 as at 31 December 2000, 31 December 1999 and 31 December 1998 respectively.

During 2000, 1999 and 1998 the Group supplied gas to its associates in the amount of RR 41,621, RR 26,584 and RR 36,713, respectively.

Gas is sold to associates, except for that sold to ZAO Gazsnabtransit of Moldova, on the basis of long-term contracts, at market prices based on world oil and gas prices. Gas prices per thousand cubic meters ("tcm") for such sales ranged from USD 64 to USD 133 in 2000, from USD 50 to USD 84 in 1999 and from USD 63 to USD 87 in 1998. Gas is sold to ZAO Gazsnabtransit based on annual contracts with fixed prices. Prices of gas per tcm sold to Moldova amounted to USD 80, USD 60 and USD 58 in 2000, 1999 and 1998, respectively.

Amounts due from ZAO Gazsnabtransit at the reporting date are presented net of a bad debt provision of RR 13,537.

In addition, the Group purchased gas transportation services from certain of the associated undertakings, principally EuRoPolGaz s.a., which amounted to RR 7,002, RR 551 and RR 141 for 2000, 1999 and 1998, respectively. The cost of these services was determined based on prices of gas sold to these companies.

In the normal course of business, the Group enters into transactions with OAO Stroytransgaz for the construction of pipelines in the Russian Federation on the basis of the results of tenders. During 2000, 1999 and 1998 certain representatives of the Group Board of Directors and members of their families owned significant shareholdings in OAO Stroytransgaz.

OAO Stroytransgaz rendered constructions services for the Group in the amounts of RR 27,017, RR 22,817 and RR 4,562 for the years ended 31 December 2000, 1999 and 1998, respectively. As at 31 December 2000, 1999 and 1998, the Group had advances and receivables due from OAO

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

24 RELATED PARTIES (continued)

Stroytransgaz in the amounts of RR 1,935, RR 790 and RR 2,035, respectively. As at 31 December 2000, 1999 and 1998, the Group had accounts payable to OAO Stroytransgaz in respect of construction of RR 10,393, RR 5,642 and RR 706 respectively. As at 31 December 2000 and 1999, Gazprombank, the Group's principal banking subsidiary, had loans receivable from OAO Stroytransgaz of RR 1,171 and RR 220, respectively. Included within other long-term assets is a receivable due from OAO Stroytransgaz in connection with finance arrangements for construction for the Group undertaken by OAO Stroytransgaz in the amounts of RR 6,667, RR 9,802 and RR 5,771 at 31 December 2000, 1999 and 1998, respectively.

During 2000, 1999 and 1998 certain members of the families of certain members of the Board of Directors of the Company owned significant interests in OOO Interprokom.

OOO Interprokom acts as an agent for the Group in the acquisition of equipment and is remunerated for those services based on a fixed commission percentage. OOO Interprokom acted as an agent in the Group's acquisition of RR 5,263, RR 4,072 and RR 2,448 of equipment in the years ended 31 December 2000, 1999 and 1998, respectively. As at 31 December 2000 and 1998, the Group had advances and receivables due from OOO Interprokom in the amount of RR 2,793 and RR 733, respectively. As at 31 December 1999 the Group had payables to OOO Interprokom in the amount of RR 2,983. Commission paid to OOO Interprokom amounted to RR 70, RR 26 and RR 11 for the years ended 31 December 2000, 1999 and 1998, respectively.

Gazprombank, the Group's principal banking subsidiary, had outstanding import letters of credit issued on behalf of OOO Interprokom and sub-contractors of OOO Interprokom in the amount of RR 9,246, RR 5,333 and RR 4,029 at 31 December 2000, 1999 and 1998, respectively. These import letters of credit are issued to third party suppliers in connection with the purchase of equipment by OOO Interprokom on behalf of the Group.

During 2000, a member of the Council of Gazprombank acquired from that bank an 8.5% interest in AEB for RR 244. AEB is an associated undertaking of the Group at 31 December 2000 (see Note 11). A loss of RR 199 was recognized under IAS on the disposal. This loss was the result of a decrease in the Group's share in the net assets of AEB and translation differences recognised on the disposed shares.

25 COMMITMENTS AND CONTINGENT LIABILITIES

Operating environment

The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in the Russian Federation. Due to the capital-intensive nature of the industry, the Group is also subject to physical risks of various kinds. The nature and frequency of these developments and events associated with these risks as well as their effect on future operations and earnings, are not predictable.

Legal proceedings

At 31 December 2000, RR 6,160 of assets of one of the Group's banking subsidiaries were the subject of a legal restraint in connection with a claim arising from derivative transactions with a foreign counterparty. At 31 December 2000, the Group had provided RR 3,842 against the claim (see Note 17).

The Group is a party to certain legal proceedings arising in the ordinary course of business. Additionally, the Group is subject to various environmental laws regarding handling,. storage, and

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

25 COMMITMENTS AND CONTINGENT LIABILITIES (continued)

disposal of certain products and is subject to regulation by various governmental authorities. In the opinion of management, there are no current legal proceedings or other claims outstanding which could have a material adverse effect on the result of operations or financial position of the Group.

Taxation

Tax legislation in the Russian Federation is subject to varying interpretations and frequent changes. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Group may be assessed additional taxes, penalties and interest, which can be significant. The Group's tax records remain open to review by the tax and customs authorities with respect to tax liabilities for three years.

Group changes

The Group is continuing to undergo significant restructuring and reform initiatives and the future direction and effects of such reforms are the subject of political considerations. Potential reforms in tariff setting policies, settlements of outstanding debts by governmental entities, and other government initiatives could each have a significant, but undeterminable, effect on enterprises operating in the Group.

Environmental matters

The Group has operated in the gas exploration, extraction and transportation industry in the Russian Federation for many years. The normal activities of the Group have probably resulted in damage to the environment. The enforcement of environmental regulation in the Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalised. Potential liabilities which might arise as a result of stricter enforcement of existing regulations, civil litigation or changes in legislation or regulation cannot be estimated, but could be material. In the current enforcement climate, under existing legislation, management believes that there are no significant liabilities for environmental damage, other than amounts that have been accrued in the consolidated financial statements.

Social commitments

The Group significantly contributes to the maintenance and upkeep of the local infrastructure and the welfare of its employees in the areas of its production, including contributions toward the construction, development and maintenance of housing, hospitals, transport services, recreation and other social needs in the geographical areas in which it operates.

Financial guarantees

The Group had outstanding issued guarantees to third parties in the amount of RR 56,979, RR 63,127 and RR 70,325 (including guarantees denominated in USD of USD 1,659 million, USD 1,700 million and USD 1,819 million) at 31 December 2000, 1999 and 1998, respectively.

Management believes that the Group will be required to settle certain of the obligations resulting from the guarantees. A provision of RR 9,938, RR 18,691 and RR 24,333 has been recorded within provisions for liabilities and charges in respect of the guarantees issued at 31 December 2000, 1999 and 1998, respectively. It is anticipated that the majority of the provision will be used during 2001.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

25 COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Notes		31 December 2000	1999	1998
	Guarantees issued on behalf of:			
	Interconnector (UK) Limited	32,123	36,999	38,652
11	ZAO Media-Most	8,399	17,503	14,083
	Itera Group companies	5,392	3,597	1,274
	AK Sibur	5,181	—	—
	FK Gaztrust	—	—	10,401
	Other	5,884	5,028	5,915
		56,979	63,127	70,325
17	Less: provisions for guarantees	(9,938)	(18,691)	(24,333)
		47,041	44,436	45,992

The guarantee issued on behalf of Interconnector (UK) Limited, in which the Group has a 10% interest, was provided to a third party financing company in connection with lease obligations of Interconnector (UK) Limited.

Capital commitments

In the normal course of business, the Group has entered into contracts for the purchase of property, plant and equipment. The Board has approved a capital expenditure budget for 2001 of RR 110,752, including RR 49,242 in respect of capital expenditures related to the Yamal project (that includes, in particular, construction of the Yamal-Europe pipeline).

Supply commitments

The Group has entered into long-term supply contracts for periods ranging from 5 to 20 years with various companies operating in Europe. The volumes and prices in these contracts are subject to change due to various contractually defined factors. At 31 December 2000, no loss is expected to result from these long-term commitments.

26 FINANCIAL INSTRUMENTS

Financial risk management

The Group exports gas to European countries and attracts substantial amount of foreign currency denominated long-term borrowings and is thus exposed to foreign exchange risk. Foreign currency denominated assets (see Note 8) and liabilities (see Note 15) together with long-term sales commitments to European countries (see Note 25) give rise to foreign exchange exposure.

The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term borrowings (see Note 15).

The Group does not have formal hedging arrangements to mitigate interest rate risks or foreign exchange risks of the Group's operations. However, on a long-term perspective management believes that the Group is secured from financial risks; foreign currency denominated sales are secured by long-term contracts to supply gas to European countries and the revenue from such contracts is used to cover repayment of foreign currency denominated borrowings.

Fair values

The fair value of financial instruments is determined with reference to various market information and other valuation methods as considered appropriate. At 31 December 2000, 1999 and 1998, the

26 FINANCIAL INSTRUMENTS (continued)

fair values of financial instruments other than long-term investments, trade receivables and trade payables are held by the Group did not materially differ from their carrying value. The historical cost carrying amount of receivables and payables subject to normal trade credit terms approximates their fair value. Management does not believe it is practicable to estimate the fair value of long-term investments, other trade receivables and trade payables. These financial instruments are not traded at financial market and an objective estimate of fair value is not, therefore, available. Information on the fair values of off-balance sheet derivative instruments is included below.

Credit risks

Financial instruments, which potentially subject the Group to concentrations of credit risk primarily consist of accounts receivables. Credit risks related to accounts receivable are systematically monitored and are considered when bad debt provisions are established. A significant portion of the Group's accounts receivable are from local gas distribution companies and energy companies. Although collection of these receivables could be influenced by governmental and economic factors affecting these industries, management believes there is no significant risk of losses to the Group, other than to the extent to which provision for doubtful accounts has already been made.

Cash is placed in financial institutions which are considered at time of deposit to have minimal risk of default.

Off-balance sheet derivative instruments

At 31 December 2000, the Group had outstanding contracts with banks operating in the Russian Federation and foreign banks, whereby it had agreed to buy or sell Roubles in exchange for another currency at an exchange rate agreed at the date of the contract. Management believes that it is possible that contracts between banks operating in the Russian Federation may become void or other remedial measures may eventually become available. In the event the outstanding contracts are declared void or settled at an amount different than the amount stipulated in the contract, the losses and gains would be adjusted and the difference would be recognised in the consolidated statement of operations in the period that the settlement occurs.

Foreign exchange off-balance sheet financial instruments are generally traded in an over-the-counter market with professional market counterparties on standardised contractual terms and conditions. At 31 December 2000 the Group had outstanding contracts to purchase gold at the market price at the date of maturity and to purchase securities under contractual prices. The Group expects to settle these deals in the normal course of business. There were no outstanding contracts for precious metals or securities at 31 December 1999 and 1998.

The nominal amounts for off-balance sheet financial instruments are not reflected in the consolidated balance sheet.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

26 FINANCIAL INSTRUMENTS (continued)

The following table provides an analysis of the principal or agreed amounts of contracts outstanding at the year-end and the associated losses or gains arising thereon. The table includes both the contracts for which the date of maturity has past due and no settlements had been completed as at 31 December 2000, and the contracts with maturity dates subsequent to 31 December 2000. The amounts included in the table are presented on a net basis after gross positions were grouped and netted off by counterparty.

	Domestic			Foreign		
	Principal or agreed amount	Loss	Gain	Principal or agreed amount	Loss	Gain
Deliverable forward currency	4,378	—	187	452	—	—
Deliverable forward gold deals	1,070	—	—	—	—	—
Deliverable forward securities deals	—	—	—	345	(1)	—
Index forward currency	58,753	(9,338)	4,362	—	—	—
Purchase of foreign currency option	7,546	—	1,798	—	—	—
Written foreign currency option	—	—	—	9,730	(3,842)	—
Total gross position	71,747	(9,338)	6,347	10,527	(3,843)	—

The economic conditions in the Russian Federation have had a significant adverse effect on the ability of many banks operating principally in the Russian Federation to fulfil their contractual obligations. Accordingly, management has not recorded the receivable and above noted gains based on the evaluation of the credit worthiness of the counterparties.

27 POST BALANCE SHEET EVENTS

In January 2001 OAO Gazprom purchased an interest of 51% in the voting shares of AK Sibur. AK Sibur is a leading Russian company selling oil, gas and chemical products. The consideration of RR 2,514 million was settled in a combination of cash, promissory notes of a subsidiary of the Group and shares in certain Group entities. The process of determining the fair values of assets and liabilities acquired has not yet been finalised and therefore, it is not practical to disclose this information. AK Sibur will be consolidated in the financial statements for the year ended 31 December 2001.

In January 2001 the Board of Directors of OAO Gazprom initiated an investigation into the financial, property, commercial and operational relationships between OAO Gazprom and the Itera Group of companies. The accompanying notes to the consolidated financial reports do not reflect any results of this investigation, which is ongoing.

During 2000 OAO Gazprom signed agreements with a consortium of West European banks and with Japanese banks on obtaining loans to finance OAO Gazprom's interest in the Blue Stream project. The first tranche under these agreements of USD 117 was received in the second quarter of 2001. In addition, during the first quarter of 2001 a loan in the amount of Euro 250 million was provided by a consortium of West European banks.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

28 ADJUSTMENTS FOR HYPERINFLATION

In accordance with IAS 29 the consolidated financial statements as of and for the years ended 31 December 2000 and 1999 were originally prepared in terms of the measuring unit current at the balance sheet date. The restatement was calculated from the conversion factors derived from the Russian Federation Consumer Price Index, published by the Russian State Committee on Statistics ("Goscomstat"), and from indices obtained from other published sources for years prior to 1992.

The significant guidelines followed in restating the consolidated financial statements are:

- all amounts are stated in terms of the measuring unit current at 31 December 2000;
- monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current at 31 December 2000;
- non-monetary assets and liabilities (items which are not expressed in terms of the monetary unit current at 31 December 2000) and shareholders' equity, including the share capital, are restated by applying the relevant conversion factors;
- all items in the consolidated statements of operations and of cash flows are restated by applying appropriate conversion factors;
- the effect of inflation on the Group's net monetary position is included in the consolidated statement of operations as a net monetary gain or loss; and
- comparative amounts for 1999 and 1998 are restated using the conversion factors 1.2 and 1.6 respectively in order to state them in terms of the measuring unit current at 31 December 2000.

All amounts originally stated in the consolidated financial statements in terms of the measuring unit current at the balance sheet date have been subsequently restated using the conversion factor of 1.1 in order to state them in terms of the monetary unit current at 30 September 2001. The restatement makes the consolidated financial statements more meaningful when compared to the interim consolidated financial statements for the nine months ended 30 September 2001.

The indices used to restate the consolidated financial statements, based on 1988 prices (1988=100) for the five years ended 31 December 2000 and period ended 30 September 2001, and the respective conversion factors used were:

	Index	Conversion Factor to 31 December 2000	Conversion Factor to 30 September 2001
31 December 1996	594,110	3.4	3.8
31 December 1997	659,403	3.0	3.5
31 December 1998	1,216,400	1.6	1.9
31 December 1999	1,661,481	1.2	1.4
31 December 2000	1,995,937	1.0	1.1
30 September 2001	2,276,965	—	1.0

The consolidated statement of operations includes net monetary gains of RR 46,647, RR 70,220 and RR 117,771 for the years ended 31 December 2000, 1999 and 1998, respectively, because on average the Group had net monetary liabilities in reporting years.

INVESTOR RELATIONS

The Company may be contacted at its registered office:

OAO Gazprom
Nametkina str., 16
V-420, GSP-7, 117997, Moscow
Russia

Telephone: (7 095) 719 3001
Facsimile: (7 095) 719 8333, 719 8335
www.gazprom.ru

OAO GAZPROM

IAS CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

30 September 2001

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
113054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

REVIEW REPORT

To the Shareholders of OAO Gazprom

1. We have reviewed the accompanying consolidated interim condensed balance sheet of OAO Gazprom and its subsidiaries and associates (the "Group") as at 30 September 2001, and the related consolidated interim condensed statements of operations for the three and nine months then ended, and the related consolidated condensed statements of cash flows and of changes in shareholders' equity for the nine months then ended. This consolidated interim condensed financial information is the responsibility of the Group's management. Our responsibility is to issue a report on this consolidated interim condensed financial information based on our review.

2. We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the consolidated interim condensed financial information is free of material misstatement. A review is limited primarily to inquiries of Group personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3. Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim condensed financial information has not been properly prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting".

4. Without qualifying the results of our review, we draw your attention to Note 22 to the consolidated interim condensed financial information. The Government of the Russian Federation is the principal shareholder of the Group and governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

Moscow, Russian Federation
30 January 2002

OAO GAZPROM

IAS CONSOLIDATED INTERIM BALANCE SHEET (UNAUDITED)
(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

Notes		30 September 2001	31 December 2000
	ASSETS		
	Current assets		
6	Cash and cash equivalents	12,792	16,545
7	Investments	24,542	27,351
8	Accounts receivable and prepayments	276,369	280,767
9	Inventories	79,425	67,530
	Other current assets	48,280	42,349
		441,408	434,542
	Long-term assets		
10	Property, plant and equipment	1,470,683	1,461,708
11	Investments	94,982	88,453
14	Deferred tax assets	47,369	111,853
	Other long-term assets	43,431	48,784
		1,656,465	1,710,798
	Total assets	2,097,873	2,145,340
	LIABILITIES AND EQUITY		
	Current liabilities		
	Accounts payable and accrued charges	112,710	97,210
	Taxes payable	76,413	130,603
	Short-term loans and current portion of long-term borrowings	132,901	127,650
	Short-term promissory notes payable	61,728	65,676
17	Provisions for liabilities and charges	—	9,939
		383,752	431,078
	Long-term liabilities		
13	Long-term borrowings	185,481	233,710
	Long-term promissory notes payable	21,981	7,058
12	Restructured tax liabilities	19,142	10,100
17	Provisions for liabilities and charges	16,488	15,011
	Other long-term liabilities	11,778	13,436
		254,870	279,315
	Total liabilities	638,622	710,393
	Minority interest in subsidiaries	11,134	9,942
15	**Shareholders' equity**		
	Share capital	271,214	271,214
	Treasury shares	(10,222)	(11,021)
	Retained earnings and other reserves	1,187,125	1,164,812
		1,448,117	1,425,005
	Total liabilities and equity	2,097,873	2,145,340

A.B. Miller
Chairman of the Management Committee
30 January 2002

E.A. Vasilieva
Chief Accountant
30 January 2002

The accompanying notes are an integral part of these financial statements.

OAO GAZPROM

IAS CONSOLIDATED INTERIM CONDENSED STATEMENT OF OPERATIONS (UNAUDITED)

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

Notes		Three months ended 30 September		Nine months ended 30 September	
		2001	2000	2001	2000
5, 18	Sales	116,726	123,040	443,707	432,985
	Share of net income (losses) of associated undertakings	965	(49)	2,419	(608)
5	Operating expenses	(82,997)	(97,549)	(282,746)	(318,423)
5	**Operating profit**	**34,694**	**25,442**	**163,380**	**113,954**
	Net finance costs	5,437	(2,620)	(15,209)	(24,993)
16	Gains (losses) on available-for-sale investments	(4,789)	2,078	(2,437)	(490)
	Income before gain on net monetary position, profit tax and minority interest	**35,342**	**24,900**	**145,734**	**88,471**
3	Monetary gain	4,415	16,893	23,042	41,971
	Profit before profit tax	**39,757**	**41,793**	**168,776**	**130,442**
	Current profit tax expense	(14,676)	(21,608)	(73,521)	(57,564)
	Deferred profit tax expense	(3,620)	(7,082)	(64,484)	(34,772)
14	Profit tax expense	(18,296)	(28,690)	(138,005)	(92,336)
	Profit after profit tax	**21,461**	**13,103**	**30,771**	**38,106**
	Minority interest	805	71	1,578	273
	Net profit	**22,266**	**13,174**	**32,349**	**38,379**
19	**Basic earnings per share (in Roubles)**	**1.06**	**0.63**	**1.54**	**1.82**

A.B. Miller
Chairman of the Management Committee
30 January 2002

E.A. Vasilieva
Chief Accountant
30 January 2002

The accompanying notes are an integral part of these financial statements.

OAO GAZPROM

IAS CONSOLDIATED INTERIM CONDENSED STATEMENT OF CASH FLOWS (UNAUDITED)
(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

Note		Nine months ended 30 September 2001	Nine months ended 30 September 2000
	Net cash provided by operating activities	82,509	51,266
	Net cash used for investing activities	(32,092)	(35,994)
	Net cash used for financing activities	(50,333)	(4,336)
	Effect of exchange rate changes on cash and cash equivalents	(1,861)	1,027
	Effect of inflation accounting on cash	(1,976)	(4,631)
	Increase (decrease) in cash and cash equivalents	(3,753)	7,332
6	Cash and cash equivalents, at beginning of reporting period	16,545	17,614
6	**Cash and cash equivalents, at end of reporting period**	12,792	24,946

A.B. Miller
Chairman of the Management Committee
30 January 2002

E.A. Vasilieva
Chief Accountant
30 January 2002

The accompanying notes are an integral part of these financial statements.

OAO GAZPROM

IAS CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

Notes		Number of shares outstanding (billions)	Share capital	Treasury shares	Retained earnings and other reserves	Total shareholders' equity
	For the nine months ended 30 September 2001					
	Balance at 31 December 2000	21.0	271,214	(11,021)	1,164,288	1,424,481
16	Effect of adoption of IAS 39	—	—	—	524	524
	Adjusted balance at 31 December 2000	21.0	271,214	(11,021)	1,164,812	1,425,005
	Net income for the period	—	—	—	32,349	32,349
	Net treasury share transactions	(0.1)	—	799	178	977
	Translation differences	—	—	—	(1,337)	(1,337)
	Return of social assets to governmental authorities	—	—	—	(3,284)	(3,284)
15	Dividends	—	—	—	(5,593)	(5,593)
	Balance at 30 September 2001	20.9	271,214	(10,222)	1,187,125	1,448,117
	For the nine months ended 30 September 2000					
	Balance at 31 December 1999	21.1	271,214	(7,265)	844,737	1,108,686
	Net income for the period	—	—	—	38,379	38,379
	Net treasury share transactions	—	—	(53)	201	148
	Translation differences	—	—	—	1,143	1,143
	Return of social assets to governmental authorities	—	—	—	(3,554)	(3,554)
15	Dividends	—	—	—	(4,122)	(4,122)
	Balance at 30 September 2000	21.1	271,214	(7,318)	876,784	1,140,680

A.B. Miller
Chairman of the Management Committee
30 January 2002

E.A. Vasilieva
Chief Accountant
30 January 2002

The accompanying notes are an integral part of these financial statements.

1 NATURE OF OPERATIONS

RAO Gazprom was established as a Russian joint stock company by Presidential Decree No. 1333 dated 5 November 1992. The Annual General Meeting of shareholders, held on 26 June 1998, approved a recommendation from the Board of Directors on revising the name of the Company in order to comply with the federal law on joint stock companies. Consequently, the Company became the open joint stock company Gazprom or OAO Gazprom.

OAO Gazprom and its subsidiaries and associates (the "Group") operate one of the largest gas pipeline systems in the world and are responsible for substantially all gas production and high pressure gas transportation in the Russian Federation. The Group is also a major exporter of gas to European countries.

The Group is directly involved in the following principal activities:

- Production—exploration and production of gas and other hydrocarbons;
- Refining—processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation—transportation of gas; and
- Distribution—domestic and export sale of gas.

The gas business is subject to seasonal fluctuations. The volumes of gas shipped during the third quarter and the first nine months of the year represent, on average, approximately 16% and 71% of annual volumes shipped to customers, respectively.

2 ECONOMIC ENVIRONMENT IN THE RUSSIAN FEDERATION

The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of:

- a currency that is not freely convertible outside of the country;
- extensive currency controls;
- a low level of liquidity in the public and private debt and equity markets; and
- high inflation.

Transactions on the Russian stock exchange market are influenced by underdeveloped infrastructure, especially registration and settlement systems which are in the process of formation as well as regulation basis.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

3 BASIS OF PRESENTATION

These financial statements are prepared in compliance with International Accounting Standard 34 "Interim Financial Reporting". The Group subsidiaries and associated undertakings maintain their statutory financial statements in accordance with the Regulation on Accounting and Reporting of the Russian Federation ("RAR") or the accounting regulations of the country in which the particular Group company is resident. The financial statements of the Group's subsidiaries and associated undertakings resident in the Russian Federation, which account for substantially all the assets and liabilities of the Group, are based on their statutory records, which are maintained under the historical cost convention

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

with adjustments and reclassifications recorded in the financial statements for the purpose of fair presentation in accordance with IAS. Similar adjustments are recorded in the financial statements in respect of Group companies not resident in the Russian Federation.

The preparation of consolidated financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The adjustments and reclassifications made to the statutory accounts for the purpose of IAS reporting include the restatement for changes in the general purchasing power of the Russian Rouble ("RR") in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. The restatement was calculated from the conversion factors derived from the Russian Federation Consumer Price Index, published by the Russian State Committee on Statistics ("Goscomstat"), and from indices obtained from other published sources for years prior to 1992.

The indices used to restate the consolidated financial statements, based on 1988 prices (1988=100) for the sixty-nine months ended 30 September 2001, and the respective conversion factors used are:

Year	Index	Conversion Factor
31 December 1996	594,110	3.8
31 December 1997	659,403	3.5
31 December 1998	1,216,400	1.9
31 December 1999	1,661,481	1.4
30 September 2000	1,895,584	1.2
31 December 2000	1,995,937	1.1
30 September 2001	2,276,965	1.0

The significant guidelines followed in restating the consolidated financial statements are:

- all amounts are stated in terms of the measuring unit current at 30 September 2001;
- monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current at 30 September 2001;
- non-monetary assets and liabilities (items which are not expressed in terms of the monetary unit current at 30 September 2001) and shareholders' equity, including the share capital, are restated by applying the relevant conversion factors;
- all items in the consolidated statements of operations and of cash flows are restated by applying appropriate conversion factors;
- the effect of inflation on the Group's net monetary position is included in the consolidated statement of operations as a net monetary gain or loss; and
- comparative amounts for the first nine months of 2000 and for the 2000 consolidated financial statements are restated using the conversion factors of 1.2 and 1.1, respectively, in order to state them in terms of the monetary unit current at 30 September 2001.

The consolidated statement of operations includes net monetary gains of RR 23,042 and RR 41,971 for the periods ended 30 September 2001 and 2000, respectively, because on average the Group had net monetary liabilities in both years.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

The US dollar to RR exchange rates were 29.39 and 28.16 at 30 September 2001 and 31 December 2000, respectively. The Euro to RR exchange rates were 26.86 and 26.14 at 30 September 2001 and 31 December 2000, respectively.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year presentation.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Group are consistent with those disclosed in the financial statements for the year ended 31 December 2000.

Changes in accounting policies related to the nine months ended 30 September 2001 are disclosed below.

Financial instruments

The Group adopted IAS 39 "Financial Instruments: Recognition and Measurement" at 1 January 2001. The financial effects of adopting IAS 39 are displayed in Note 16.

The effects of IAS 39 on investments and accounting for derivative financial instruments are disclosed in the accounting policies below.

Investments

At 1 January 2001 the Group adopted IAS 39 and classified its investments into the following categories: trading, held-to-maturity and available-for-sale.

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets; during the period the Group did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in fair value, are classified as available-for-sale. These are included in non-current assets unless management has the expressed intention of holding the investments for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently re-measured to fair value. Realized and unrealised gains and losses arising from changes in the fair value of trading and available-for-sale investments are included in the income statement in the period in which they arise.

Prior to the adoption of IAS 39 the Group had valued its marketable equity securities at the lower of cost restated to the equivalent purchasing power of the Rouble at the reporting date on the basis of indices included in Note 3, or market value.

Long-term investments were reflected at cost restated to the equivalent purchasing power at the reporting date. Provision for impairment was only made where, in the opinion of the Group's management, there was a diminution in value, which was other than temporary. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount was charged or credited to the consolidated statement of operations.

In the cash flow statement, purchases and sales of trading investments are presented within the section on operating activities as part of changes in working capital.

in the income statement, changes in fair values of trading investments are recorded in other operating expenses.

Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of: changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.

- Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the US dollar and the Euro.

In an operational sense, the Group's exposure to foreign exchange risk is reduced by the existence of both costs (principally transit expenses) and income denominated in foreign currency. Similarly, the Group has significant receivables denominated in foreign currency, which in effect act as a partial economic hedge against similarly denominated liabilities, principally long-term borrowings.

The Group has investments in foreign entities (see Notes 11, 22), whose net assets are exposed to currency translation risk. Currency exposure of the net assets of the subsidiaries is reduced primarily through borrowings denominated in Euros.

- Interest rate risk

The Group borrows long-term debt principally at variable (LIBOR referenced) rates. Currently the Group does not operate a formal management programme focusing on the unpredictability of financial markets or seeking to minimize potential adverse effects on the financial performance of the Group. The Group has no significant interest-bearing assets.

- Credit risk

Financial instruments, which potentially subject the Group to concentrations of credit risk primarily consist of accounts receivable. Credit risks related to accounts receivable are systematically monitored and are considered when doubtful debt provisions are created. A significant portion of the Group's accounts receivable are from local gas distribution companies and energy companies. Although collection of these receivables could be influenced by governmental and other economic factors affecting these industries, management believes there is no significant risk of losses to the Group, other than to the extent to which provision for doubtful accounts has already been made.

The Group does not have formal hedging arrangements to mitigate interest rate risks or foreign exchange risks of the Group's operations.

The Group does not apply hedge accounting in preparation of financial statements.

Fair value estimation

The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date.

The fair value of unquoted financial instruments is estimated from the future cash flows expected from both the periodic income generated by the investments and from their disposal, discounted by a rate that reflects the risk inherent in the investment.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

Quoted market prices or dealer quotes for the specific or similar instruments are used for fair value estimation of long-term debt. Other techniques, such as estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

The face values, less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year, are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

5 SEGMENT INFORMATION

Management does not separately identify segments within the Group as it operates as a vertically integrated business with substantially all external sales generated by the gas distribution business. However, following the practice suggested by IAS 14, "Segment Reporting", Revised 1997 ("IAS 14") for vertically integrated businesses, information can be analysed based on the following business segments:

- Production—exploration and production of gas and other hydrocarbons;
- Refining—processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation—transportation of gas;
- Distribution—domestic and export sale of gas; and
- Other—other activities, including banking.

	Production	Refining	Transport	Distribution	Other	Total
Nine months ended 30 September 2001						
Segment revenues						
Inter-segment sales	47,349	9,534	112,449	7,308	—	176,640
External sales	1,206	46,293	11,163	364,773	20,272	443,707
Total segment revenues	48,555	55,827	123,612	372,081	20,272	620,347
Segment expenses						
Inter-segment expenses	(1,421)	(7,956)	(10,386)	(156,877)	—	(176,640)
External expenses	(41,065)	(40,826)	(77,459)	(102,762)	(17,195)	(279,307)
Total segment expenses	(42,486)	(48,782)	(87,845)	(259,639)	(17,195)	(455,947)
Segment result	6,069	7,045	35,767	112,442	3,077	164,400
Unallocated operating expenses						(3,439)
Share of net income of associated undertakings	—	—	508	1,311	600	2,419
Operating profit						163,380
Nine months ended 30 September 2000						
Segment revenues						
Inter-segment sales	36,026	8,120	79,615	5,001	—	128,762
External sales	6,154	22,094	22,679	362,418	19,640	432,985
Total segment revenues	42,180	30,214	102,294	367,419	19,640	561,747

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001, except as noted)

5 SEGMENT INFORMATION (continued)

	Production	Refining	Transport	Distribution	Other	Total
Segment expenses						
Inter-segment expenses	(853)	(4,371)	(6,762)	(116,776)	—	(128,762)
External expenses	(44,548)	(17,145)	(83,119)	(135,985)	(25,798)	(306,595)
Total segment expenses	(45,401)	(21,516)	(89,881)	(252,761)	(25,798)	(435,357)
Segment result	(3,221)	8,698	12,413	114,658	(6,158)	126,390
Unallocated operating expenses						(11,828)
Share of net (losses) income of associated undertakings	—	—	(767)	233	(74)	(608)
Operating profit						**113,954**
Three months ended 30 September 2001						
Segment revenues						
Inter-segment sales	18,757	2,019	35,731	3,360	—	59,867
External sales	270	15,317	4,814	90,841	5,484	116,726
Total segment revenues	19,027	17,336	40,545	94,201	5,484	176,593
Segment expenses						
Inter-segment expenses	(91)	(4,033)	(3,311)	(52,432)	—	(59,867)
External expenses	(14,082)	(13,962)	(29,532)	(24,849)	(5,749)	(88,174)
Total segment expenses	(14,173)	(17,995)	(32,843)	(77,281)	(5,749)	(148,041)
Segment result	4,854	(659)	7,702	16,920	(265)	28,552
Unallocated operating expenses						5,177
Share of net income of associated undertakings	—	—	203	522	240	965
Operating profit						**34,694**
Three months ended 30 September 2000						
Segment revenues						
Inter-segment sales	12,030	2,731	23,458	1,435	—	39,654
External sales	2,320	7,461	6,038	101,736	5,485	123,040
Total segment revenues	14,350	10,192	29,496	103,171	5,485	162,694
Segment expenses						
Inter-segment expenses	(403)	(1,833)	(2,024)	(35,394)	—	(39,654)
External expenses	(12,968)	(4,670)	(27,805)	(35,970)	(8,897)	(90,310)
Total segment expenses	(13,371)	(6,503)	(29,829)	(71,364)	(8,897)	(129,964)
Segment result	979	3,689	(333)	31,807	(3,412)	32,730
Unallocated operating expenses						(7,239)
Share of net (losses) income of associated undertakings	—	—	(62)	19	(6)	(49)
Operating profit						**25,442**

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

6 CASH AND CASH EQUIVALENTS

Balances included within cash and cash equivalents in the consolidated balance sheet represent cash in hand and balances with banks. Included within other current assets are balances of cash and cash equivalents totalling RR 42,478 and RR 36,303 at 30 September 2001 and 31 December 2000, respectively, which are restricted as to withdrawal under the terms of certain borrowings. In addition, other current assets include balances of cash RR 5,628 and RR 5,693 at 30 September 2001 and 31 December 2000, respectively, which are restricted in subsidiary banks as to withdrawal under banking regulations.

7 SHORT-TERM INVESTMENTS

	30 September 2001	31 December 2000
Trading investments	14,042	15,312
Available-for-sale investments	10,500	12,039
	24,542	27,351

Trading investments comprise primarily marketable equity and debt securities held by the Group's banks with a view to generating short-term profits. These investments are traded in active markets and are valued at market at the close of business on reporting date by reference to stock exchange quoted bid prices.

Available-for-sale investments comprise primarily promissory notes of third parties held by the Group entities and maturing within twelve months of the balance sheet date or other debt and equity securities intended for sale within the same period.

8 ACCOUNTS RECEIVABLE AND PREPAYMENTS

	30 September 2001	31 December 2000
Trade receivables	193,958	193,770
Prepayments and advances paid	33,930	30,781
Other receivables	48,481	56,216
	276,369	280,767

Accounts receivable and prepayments are presented net of a provision for impairment of RR 88,428 and RR 103,149 at 30 September 2001 and 31 December 2000, respectively.

9 INVENTORIES

Inventories are presented net of a provision for obsolescence of RR 13,582 and RR 13,767 at 30 September 2001 and 31 December 2000, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

10. PROPERTY, PLANT AND EQUIPMENT

	Total operating assets	Social assets	Assets under constructions	Total
For the nine months ended 30 September 2001				
Net book value at 31 December 2000	1,136,912	89,608	235,188	1,461,708
D,D&A	(56,827)	(1,490)	—	(58,317)
Additions	12,296	1,073	74,653	88,022
Disposals	(13,661)	(3,654)	(3,415)	(20,730)
Net book value at 30 September 2001	1,078,720	85,537	306,426	1,470,683
At 30 September 2001				
Restated cost	2,238,821	109,469	306,426	2,654,716
Accumulated D,D&A	(1,160,101)	(23,932)	—	(1,184,033)
Net book value at 30 September 2001	1,078,720	85,537	306,426	1,470,683

Assets under construction are presented net of a provision for impairment of RR 80,025 at 30 September 2001 and 31 December 2000.

Included in additions above is capitalised interest of RR 10,421 for the period ended 30 September 2001.

11. LONG-TERM INVESTMENTS

Notes		30 September 2001	31 December 2000
	Associated undertakings:		
22	EuRoPolGaz s.a.	26,517	27,123
22	WINGAS GmbH	16,347	19,636
	Other	15,861	11,390
		58,725	58,149
	Other investments:		
	South Pars joint venture	17,227	13,281
	Other joint ventures	1,803	2,180
	Available-for-sale investments	17,227	14,843
		36,257	30,304
		94,982	88,453

Associated undertakings are presented net of provision for impairment of RR 6,253 and RR 6,858 at 30 September 2001 and 31 December 2000, respectively.

Included within associated undertakings is the Group's investment in Blue Stream Pipeline Company B.V. (see Note 21).

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

12. RESTRUCTURED TAX LIABILITIES

During 2001 the Group additionally negotiated the restructuring of its tax liabilities in accordance with current tax regulations.

The long-term portion of the restructured tax and penalties liability has the following maturity profile:

	30 September 2001	31 December 2000
Due for repayment:	54,263	27,314
Between one and two years	6,304	2,594
Between two and five years	14,623	7,770
After five years	33,336	16,950
Less: discount recorded upon restructured taxes	(35,121)	(17,214)
	19,142	10,100

The discount recorded upon restructured taxes is disclosed in the statements of operations as a part of net finance costs in the amount of RR 20,860 and RR 20,031 for three and nine months ended 30 September 2001 respectively.

13 LONG-TERM BORROWINGS

	Currency	Due	30 September 2001	31 December 2000
Long-term borrowings payable to:				
A French banking consortium	US dollar	2001-2005	77,559	91,111
A German banking consortium	US dollar	2001-2005	49,761	68,900
An Italian banking consortium	US dollar	2001-2007	27,517	36,794
A German consortium	Euro	2001-2008	18,710	20,435
An International banking consortium	Euro	2001-2007	15,894	14,463
A German banking consortium	Deutsche mark	2001-2007	9,528	11,262
A German bank consortium	Deutsche mark	2001-2003	5,558	7,729
A Cyprus banking consortium	US dollar	2001-2006	6,822	8,689
Hypo Vereins Bank	Euro	2001-2006	6,791	—
Fuji Bank	US dollar	2003-2010	4,047	—
Other long-term borrowings			15,361	27,609
Total long-term borrowings			237,548	286,992
Less: current portion of long-term borrowings			(52,067)	(53,282)
			185,481	233,710

Due for repayment:	30 September 2001	31 December 2000
Between one and two years	58,733	60,705
Between two and five years	108,022	142,846
After five years	18,726	30,159
	185,481	233,710

The loan payable to an Italian banking consortium is a fixed rate loan and had a fair value of RR 24,434 and RR 32,344 at 30 September 2001 and 31 December 2000, respectively. All other loans are variable rate loans and the carrying amounts approximate fair value.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

The Group has no subordinated debt and no debt that may be converted into an equity interest in the Group.

Other long-term borrowings include RR 2,821 and RR 3,085 at 30 September 2001 and 31 December 2000, respectively, of coupon non-documentary bearer bonds issued by OAO Gazprom in 1999. The issue amounted to 3.0 million bonds, each with a nominal value of RR 1,000 and a due date of 15 April 2003. During the years 2000 and 2001, the Group repurchased 577,277 bonds. The total liability recorded in respect of the bonds excludes the unamortised discount related to future periods.

14. PROFIT TAX

The Group accrues profit tax at the rate of 35% and 43% on profits from non-banking and banking activities, correspondingly, computed in accordance with the Russian tax legislation. The tax rates applied were enacted on 1 January 2001.

In August 2001 Profit tax chapter of the Tax Code was enacted, which introduced a new profit tax rate of 24% for non-banking and banking activities. This rate will become effective starting from 1 January 2002.

Differences between the recognition criteria in Russian statutory taxation regulations and IAS give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profits tax purposes. The tax effect of the movement on these temporary differences is recorded at the rate of 24%, 35% or 43%, as appropriate.

The partial reversal of the deferred tax asset during the three month and nine month periods ended 30 September 2001 of RR 3,620 and RR 64,484, respectively, is mostly due to the impact of inflation eroding the tax-deductible value of the Group's property, plant and equipment.

	30 September 2001	Differrences recognition and reversals	Effect of changes in tax rules	31 December 2000
Tax effects of taxable temporary differences:				
Accounts receivable	(11,649)	12,981	5,339	(29,969)
Inventories	(1,099)	2,381	503	(3,983)
Investments	(1,047)	(625)	480	(902)
Tax effects of deductible temporary differences:				
Property, plant and equipment	44,850	(77,279)	(20,556)	142,685
Provision for doubtful accounts	16,314	(2,339)	14,631	4,022
Total net deferred tax asset (liability)	**47,369**	**(64,881)**	**397**	**111,853**

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

15. SHAREHOLDERS' EQUITY

Share capital

Share capital authorised, issued and paid in totals RR 271,214 at 30 September 2001 and 31 December 2000 and consists of 23.7 billion ordinary shares, each with a historical par value of RR5.

Dividends

During the first nine months of 2001, the Group accrued and paid final dividends for the year ended 31 December 2000 in the amount of RR 0.23 per share.

Treasury shares

At 30 September 2001 and 31 December 2000, subsidiaries of OAO Gazprom held 2,729 million and 2,684 million, respectively, of the ordinary shares of OAO Gazprom. The Group controls the voting rights for those shares.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

16 FINANCIAL INSTRUMENTS

The Group adopted IAS 39 at 1 January 2001. The impact on shareholders' equity at 1 January 2001 is shown below. In accordance with IAS 39, the comparative financial statements for the year ended 31 December 2000 are not restated.

In accordance with the transitional requirements of IAS 39, the Group recorded a net gain of RR 524 in retained earnings for the remeasurement of available-for-sale securities stated at fair value as at 1 January 2001.

Available-for-sale investments: amounts reported in the statement of operations

	Nine months ended 30 September 2001
Unrealised fair value losses	(10,263)
Realised gains on sale	7,826
Total losses on available-for-sale investments	**(2,437)**

17 PROVISIONS FOR LIABILITIES AND CHARGES

Notes		30 September 2001	31 December 2000
	Provision for pension liabilities	5,444	5,444
	Provision for environmental liabilities	5,099	5,099
21	Provision for guarantees	—	9,939
	Other	5,945	4,468
		16,488	24,950
	Less: current portion of provisions for liabilities and charges	—	(9,939)
		16,488	15,011

18 SALES

	Three months ended		Nine months ended	
	30 September 2001	30 September 2000	30 September 2001	30 September 2000
Gas sales (including excise tax, net of VAT) to customers in:				
Russian Federation	17,924	18,623	79,384	70,939
Former Soviet Union (excluding Russian Federation)	6,311	2,473	33,974	53,838
Europe	83,928	98,568	325,874	318,158
Gross sales of gas	108,163	119,664	439,232	442,935
Excise tax	(17,052)	(15,608)	(73,253)	(74,363)
Net sales of gas	91,111	104,056	365,979	368,572
Sales of gas condensate and oil and gas processing products (net of sales taxes)	15,317	7,461	46,293	22,094
Gas transportation sales	4,814	6,038	11,163	22,679
Other revenues	5,484	5,485	20,272	19,640
	116,726	123,040	443,707	432,985

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

19 EARNINGS PER SHARE

Earnings per share has been calculated by dividing the net profit for the three and nine month periods by the weighted average number of shares outstanding during each period.

There were 20.9 billion weighted average shares outstanding for the three and nine months ended 30 September 2001 and 21.1 billion weighted average shares outstanding for the three and nine months ended 30 September 2000.

20 SUBSIDIARY UNDERTAKINGS

Principal subsidiaries of the Group remain unchanged since 31 December 2000 except for the changes disclosed below.

Acquisition of AK SIBUR

In January 2001 the Group acquired 51% of the voting shares of AK SIBUR. AK SIBUR is a leading Russian company primarily engaged in gas and chemical products trading on domestic market as well as light hydrocarbon processing.

During the three month and nine month periods ended 30 September 2001 the acquired business contributed to the Group revenues of RR 10,389 and RR 36,001 and operating profit of RR 9 and RR 2,218, respectively.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:

Cash paid	720
Promissory notes of Group companies	1,138
Shares in other investments	657
Total purchase consideration	2,515
Fair value of identifiable net assets acquired	(943)
Goodwill	1,572

Other than for short-term investments, the fair value of the net assets approximated the book value of the net assets acquired. Goodwill is amortised over ten years and is included within other long-term assets.

The net cash flow arising from the acquisition is as follows:

Total purchase consideration	2,515
Less:	
Cash and cash equivalents acquired	(1,003)
Promissory notes of the Group companies	(1,138)
Shares in other investments	(657)
Net cash inflow on acquisition	283

Lebedinsky GOK

In January 2001 the Group exchanged its 57% interest in Lebedinsky GOK and 17% interest in Oskolsky EMK for a 48% interest in ZAO Gazmetall. ZAO Gazmetall is a metallurgical holding company with controlling interests in Lebedinsky GOK and Oskolsky EMK. As Gazprom intends to sell its shares of ZAO Gazmetall, the investment has been classified as an available-for-sale investment.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

20 SUBSIDIARY UNDERTAKINGS (continued)

During the three months ended 30 September 2001 management revalued the investment in ZAO Gazmetall to its current market value of RR 2,000, recognising the net effect of revaluation in gains and losses on available-for-sale securities in the Statement of Operations.

21 COMMITMENTS AND CONTINGENCIES

Financial guarantees

The Group had outstanding guarantees issued to third parties in the amount of RR 51,256 and RR 56,983 (including guarantees denominated in USD of USD 1,726 million and USD 1,659 million) at 30 September 2001 and 31 December 2000, respectively.

In July 2001 ZAO Media-Most defaulted on a payment obligation of RR 7,711 under a loan agreement. This balance was settled by the Group in accordance with a loan guarantee agreement. The terms of the guarantee agreement provided for collateral in respect of the guarantee in the form of a 19% interest in NTV and a 25% interest in a number of other ZAO Media-Most operating companies.

At 30 September 2001 the Group held a 65% interest in NTV and 25% plus one share interest in a number of ZAO Media-Most operating companies. These stakes were included in short-term available-for-sale investments. Further 25% interests in the other ZAO Media-Most operating companies were held in collateral till November 2001 and then were also transferred into the Group's ownership.

In accordance with management assessments a provision of RR nil and RR 9,939 has been recorded within provisions for liabilities and charges in respect of the guarantees still in issue at 30 September 2001 and 31 December 2000, respectively.

Blue Stream Pipeline Company B.V.

In April 2000, credit facilities were provided to BSPC, an associated undertaking (see Note 11), by a group of Italian and Japanese banks for the amount of RR 60,338 (USD 2,053 million). At 30 September 2001 BSPC had used RR 23,747 (USD 808 million) of the credit facility of which RR 11,697 (USD 398 million) was guaranteed by the Group.

22 RELATED PARTIES

Related parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Government

The Government of the Russian Federation, the principal shareholder of the Group, owns approximately 38.37% of the issued shares of the Group. Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

As a condition of privatisation in 1992, the Government imposed an obligation on the Group to provide an uninterrupted supply of gas to customers in the Russian Federation at government controlled prices.

Associated undertakings

Included within other long-term assets are USD denominated receivables from EuRoPolGaz s.a. in the amount of RR 11,397 and RR 13,830 at 30 September 2001 and 31 December 2000, respectively. Included within associated undertakings (see Note 11) is a loan receivable from

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

22 RELATED PARTIES (continued)

EuRoPolGaz s.a., in the amount of RR 25,913 and RR 26,744 at 30 September 2001 and 31 December 2000, respectively, issued by Gazprombank, a subsidiary of the Group, at an interest rate of LIBOR + 2.6 %.

Also included within associated undertakings (see Note 11) is a loan receivable from WINGAS GmbH, in the amount of RR 12,095 and RR 14,785 at 30 September 2001 and 31 December 2000, respectively. The interest rates vary for different loan tranches. At 30 September 2001 the aggregate effective interest rate for the loan receivable from WINGAS GmbH was LIBOR + 2.17%.

Included within accounts receivable (see Note 8) are accounts receivable from Group associates (excluding EuRoPolGaz s.a.) in the amount of RR 13,934 and RR 19,382 as at 30 September 2001 and 31 December 2000, respectively.

During periods ended 30 September 2001 and 2000 the Group recorded sales of gas to its associates in the amount of RR 58,233 and RR 51,111, respectively.

Gas is sold to associates, except for that sold to ZAO Moldovagaz, on the basis of long-term contracts, at market prices based on world oil and gas prices. Gas prices per thousand cubic meters for such sales ranged from USD67 to USD144 and from USD64 to USD129 in the nine months ended 30 September 2001 and 2000, respectively. Gas is sold to ZAO Moldovagaz based on annual contracts with fixed prices. Prices of gas per thousand cubic meters sold to Moldova amounted to USD80 in the nine months ended 30 September 2001 and 2000.

In addition, the Group purchased gas transportation services from certain of the associated undertakings, principally EuRoPolGaz s.a., which amounted to RR 6,276 and RR 5,338 for the nine months ended 30 September 2001 and 2000, respectively. The cost of these services was determined based on prices of gas sold to these companies.

Other

In the normal course of business, the Group enters into transactions with OAO Stroytransgaz for the construction of pipelines in the Russian Federation on the basis of the results of tenders. During the nine months ended 30 September 2001 and year ended 31 December 2000 certain representatives of the Group Board of Directors and members of their families owned significant shareholdings in OAO Stroytransgaz.

OAO Stroytransgaz rendered construction services for the Group in the amounts of RR 27,963 and RR 27,490 for the nine months ended 30 September 2001 and 2000, respectively. As at 30 September 2001 and 31 December 2000, the Group had advances and receivables due from OAO Stroytransgaz in the amounts of RR 3,989 and RR 1,935, respectively. As at 30 September 2001 and 31 December 2000, the Group had accounts payable to OAO Stroytransgaz in respect of construction of RR 12,286 and RR 10,393, respectively. As at 30 September 2001 and 31 December 2000, Gazprombank, the Group's principal banking subsidiary, had loans receivable from OAO Stroytransgaz of RR 829 and RR 1,170, respectively. Included within other long-term assets is a receivable due from OAO Stroytransgaz in connection with finance arrangements for construction for the Group undertaken by OAO Stroytransgaz in the amount of RR 3,518 and RR 6,667 at 30 September 2001 and 31 December 2000.

During the nine months ended 30 September 2001 and year ended 31 December 2000 certain members of the families of certain members of the Board of Directors of the Company owned significant interests in OOO Interprokom.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 30 September 2001)

22 RELATED PARTIES (continued)

OOO Interprokom acts as an agent for the Group in the acquisition of equipment and is remunerated for those services based on a fixed commission percentage. OOO Interprokom acted as an agent in the Group's acquisition of RR 7,342 and RR 4,404 of equipment in the nine months ended 30 September 2001 and 2000, respectively. As at 30 September 2001 and 31 December 2000, the Group had advances and receivables due from OOO Interprokom in the amount of RR 889 and RR 2,794, respectively. Commission paid to OOO Interprokom amounted to RR 62 and RR 52 for the nine months ended 30 September 2001 and 2000, respectively.

Gazprombank, the Group's principal banking subsidiary, had outstanding import letters of credit issued on behalf of OOO Interprokom and sub-contractors of OOO Interprokom in the amount of RR 8,320 and RR 9,246 at 30 September 2001 and 31 December 2000 and, respectively. These import letters of credit are issued to third party suppliers in connection with the purchase of equipment by OOO Interprokom on behalf of the Group.

23 POST BALANCE SHEET EVENTS

During the fourth quarter of 2001 the Group signed a number of long-term loan agreements with a consortium of Hungarian banks for USD 130 million, with a consortium led by the Moscow Narodny Bank Ltd. for USD 200 million, with Deutsche Bank for USD 100 million and with Vneshtorgbank for USD 670 million. Terms of the above agreements vary from one to five years.

In December 2001 a subsidiary of Gazprombank issued eurobonds for the total amount of Euro 200 million under Gazprombank's guarantees.

OAO GAZPROM
INVESTOR RELATIONS

The Company may be contacted at its registered office:

OAO Gazprom
Nametkina str., 16
V-420, GSP-7, 117997, Moscow
Russia

Telephone: (7 095) 719 3001
Facsimile: (7 095) 719 8333, 719 8335
www.gazprom.ru

THE COMPANY

Open Joint Stock Company
Gazprom
16 Nametkina Street
117884 Moscow

FINANCIAL ADVISER
TO THE COMPANY

Investment Company Horizon
16 Nametkina Street
117884 Moscow

THE BANK

Salomon Brothers AG
Frankfurter Welle,
Reuterweg 16
60323 Frankfurt am Main

TRUSTEE

The Bank of New York
One Canada Square
London E14 5AL

PRINCIPAL PAYING AGENT

The Bank of New York
One Canada Square
London E14 5AL

REGISTRAR AND PAYING AGENT

The Bank of New York
21 Floor West
101 Barclay Square
New York, NY 10286

PAYING AGENT AND TRANSFER AGENT

Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg

LEGAL ADVISERS

To Gazprom

as to English law

Denton Wilde Sapte
One Fleet Place
London EC4M 7WS

as to Russian law

Denton Wilde Sapte
Bolshaya Dmitrovka 7/5
Building 2
103009 Moscow

To the Managers and the Trustee

as to English law

Linklaters
One Silk Street
London
EC2Y 8HQ

as to Russian law

Linklaters
Tsvetnoy Boulevard 25/3
103051 Moscow

To the Bank

as to German law

Cleary, Gottlieb, Steen & Hamilton
Main Tower
Neue Mainzer Strasse 52
60311 Frankfurt am Main

LISTING AGENT

Kredietbank S.A. Luxembourg
43, Boulevard Royal
L-2955 Luxembourg

Printed by RR Donnelley Financial, 86956



Pipeline Construction



Gas Processing Plant

OFFERING CIRCULAR


GAZPROM
JOINT-STOCK COMPANY

The information contained in this Preliminary Offering Circular is subject to completion and amendment in the final Offering Circular.

Open Joint Stock Company Gazprom

U.S.$●,000,000

●%

Loan Participation Notes due ●

issued by, but without recourse to, Salomon Brothers AG for the purpose of financing a loan to

Open Joint Stock Company Gazprom

Issue Price: ●%

Salomon Brothers AG (the "Bank") is issuing an aggregate principal amount of U.S.$●,000,000 ●% Loan Participation Notes due ● (the "Notes") The sole purpose of issuing the Notes is to finance a ●-year loan (the "Loan") to Open Joint Stock Company Gazprom (the "Borrower" or "Gazprom") pursuant to a loan agreement dated ● 2002 (the "Loan Agreement") among the Bank and the Borrower. The Bank will charge, by way of first fixed charge as security for its payment obligations in respect of the Notes, its rights and interests as lender under the Loan Agreement to The Bank of New York as trustee (the "Trustee"), for the benefit of the holders of the Notes (the "Noteholders") and will assign its administrative rights under the Loan Agreement to the Trustee (the "Loan Administration Assignment").

In each case where amounts of principal, interest and additional amounts (if any) are stated to be payable in respect of the Notes, the obligation of the Bank to make any such payment shall constitute an obligation only to account to the Noteholders, on each date upon which such amounts of principal, interest and additional amounts (if any) are due in respect of the Notes, for an amount equivalent to all principal, interest and additional amounts (if any) actually received by or for the account of the Bank pursuant to the Loan Agreement. The Bank will have no other financial obligation under the Notes. Noteholders will be deemed to have accepted and agreed that they will be relying solely and exclusively on the credit and financial standing of the Borrower in respect of the financial servicing of the Notes.

Interest on the Notes will be payable semi-annually in arrear on ● and ● in each year commencing on ● 2002 as described under "Terms and Conditions of the Notes — Interest". The Notes will bear interest of ●% per annum.

The Issue Price of the Notes is ●% of their principal amount.

Except as set forth herein (see "Taxation"), payments in respect of the Notes will be made without any deduction or withholding for or on account of taxes of the Russian Federation or the Federal Republic of Germany. The Loan may be prepaid at its principal amount, together with accrued interest, at the option of the Borrower upon the Borrower or the Bank being required to deduct or withhold any such Russian or German taxes from payments to be made by them in respect of the Notes or pursuant to the Loan Agreement, or following enforcement of the security created in the Trust Deed and upon the Borrower or the Trustee being required to deduct or withhold any taxes of the Russian Federation or the jurisdiction in which the Trustee is then resident. The Loan may also be prepaid if it becomes unlawful for the Loan or the Notes to remain outstanding, as set out in the Loan Agreement, and thereupon (subject to the receipt of the relevant funds from the Borrower) the principal amount of all outstanding Notes will be prepaid by the Bank, together with accrued interest.

AN INVESTMENT IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE "INVESTMENT CONSIDERATIONS".

Application has been made to list the Notes on the Luxembourg Stock Exchange.

THE NOTES HAVE NOT BEEN NOR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND ACCORDINGLY MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT IN CERTAIN TRANSACTIONS EXEMPT FROM OR NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

The Notes will be represented by a global Note (the "Global Note"), without interest coupons, which will be deposited with a common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), on or about the Closing Date, ● 2002. Ownership interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream Luxembourg and their respective participants. Notes in definitive form will be issued only in limited circumstances.

Joint Lead Managers

Credit Suisse First Boston | **Schroder Salomon Smith Barney**

The date of this Preliminary Offering Circular is 25 September 2002



Blue Stream Project. Offshore Pipeline Vessel

Gazprom, having made all reasonable enquiries, confirms that (i) this Offering Circular contains all in-formation with respect to Gazprom, Gazprom and its subsidiaries taken as a whole (the "Group"), the Loan Agreement and the Notes that is material in the context of the issue and offering of the Notes; (ii) the statements contained in the Offering Circular relating to Gazprom and the Group are in every material particular true and accurate and not misleading; (iii) the opinions, expectations and intentions expressed in this Offering Circular with regard to Gazprom and the Group are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions; (iv) there are no other facts in relation to Gazprom, the Group, the Loan Agreement or the Notes the omission of which would, in the context of the is-sue and offering of the Notes, make any statement in this Offering Circular misleading in any material respect; and (v) all reasonable enquires have been made by Gazprom to ascertain such facts and to verify the accuracy of all such information and statements. Gazprom accepts responsibility accordingly. No representation or warranty, express or implied, is made by Salomon Brothers International Limited ("SBIL"), Credit Suisse First Boston (Europe) Limited, the Bank or any of their affiliates or any person acting on their behalf or any of the other Managers (as defined in "Subscription and Sale" below) as to the accuracy or completeness of the information contained in this document, and none of such persons has attempted to verify such information. SBIL, however, accepts responsibility for all information with respect to the Bank.

Information contained under the headings "Overview of the Russian Federation" and "Overview of the Russian Gas Industry and its Regulation" includes extracts from information and data publicly released by official and other sources and Gazprom accepts responsibility for accurately reproducing such information and data but accepts no further responsibility in respect of such information and data.

This Offering Circular contains certain forward-looking statements. Such statements reflect significant assumptions and subjective judgments by Gazprom's management and those assumptions and judgments may or may not prove to be correct. There can be no assurance that the future events anticipated by Gazprom's management will occur.

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Bank, Gazprom or the Managers to subscribe or purchase, any Notes. The distribution of this Offering Circular and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by Gazprom, the Bank and the Managers to inform themselves about and to observe any such restrictions. None of the Bank, Gazprom or the Managers has authorised any offer of Notes to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"). Notes may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the Regulations or otherwise in compliance with all applicable provisions of the Regulations. For a description of certain further restrictions on offers and sales of Notes and distribution of this Offering Circular, see "Subscription and Sale" below.

No person is authorised to provide any information or to make any representation not contained in this Offering Circular and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of the Gazprom, the Bank, the Trustee, or the Managers. The delivery of this document at any time does not imply that the information contained in it is correct as at any time subsequent to its date.

In this Offering Circular, references to "Roubles", "RUR" and "RR" are to the lawful currency for the time being of Russia, references to "U.S. dollars", "dollars", U.S.$" and "$" are to the lawful currency for the time being of the United States of America, references to "DM" are to the former currency of the Federal Republic of Germany and references to "euro" refer to the currency introduced at the start of the third stage of European economic and monetary union. This Offering Circular contains conversions of certain amounts into dollars at specified rates solely for the convenience of the reader. No representation is made that the Rouble or dollar amounts referred to herein could have been or could be converted into Roubles or dollars, as the case may be, at these rates, at any particular rate or at all. Any discrepancies in the tables herein between the amounts listed and the total thereof are due to rounding.

Save where indicated to the contrary, all statements with respect to A, B and C1 , natural gas, gas condensate and oil reserves are in accordance with figures prepared on the basis of Russian

classifications and methodologies, which differ in certain respects from international and U.S. classifications and methodologies — see Appendix B Part 1 — "Overview of the Russian Gas Industry and its Regulation".

Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

IN CONNECTION WITH THIS ISSUE, SALOMON BROTHERS INTERNATIONAL LIMITED MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD AFTER THE ISSUE DATE. HOWEVER, THERE MAY BE NO OBLIGATION ON SALOMON BROTHERS INTERNATIONAL LIMITED TO DO THIS. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME, AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

EXCHANGE RATES AND EXCHANGE CONTROLS

The value of the Rouble depreciated significantly against the dollar from 1991 through the first half of 1995, but stabilised, in part due to new policies adopted by the Central Bank of Russia, until August 1998 when the Rouble depreciated significantly against the dollar following the Russian Government's decision to temporarily stop supporting the Rouble. See "Investment Considerations – Investment Considerations Related to Russia – Exchange Rates, Exchange Controls and Repatriation Restrictions". The Rouble/dollar exchange rate, published by the Central Bank of Russia and expressed as a number of Roubles per U.S.$1.00, was RUR 27.00, RUR 28.16 and RUR 30.14 at year-end 1999, 2000 and 2001, respectively. The rate on 24 September 2002 was RUR 31.63 per U.S.$1.00.

ENFORCEABILITY OF CIVIL LIABILITIES IN RUSSIA

Gazprom is an open joint-stock company organised under the laws of the Russian Federation. The majority of the directors and executive officers of Gazprom reside in Russia. As a result, it may not be possible for investors to effect service of process outside Russia upon Gazprom or such persons. Moreover, substantially all the assets of Gazprom and of such persons are located in Russia, except for certain trading subsidiaries with assets located abroad, and it may not be possible for investors to enforce in Russia judgments rendered against them. Judgments rendered by a court in any jurisdiction outside Russia will be recognised by courts in Russia only if an international treaty providing for the recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered. No such treaty exists between the Russian Federation and the United Kingdom.

TABLE OF CONTENTS

INVESTMENT CONSIDERATIONS

An investment in the Notes involves a high degree of risk. Prospective investors should therefore consider carefully the following factors in evaluating the Notes prior to making any investment decision. Each of the factors highlighted below could have a material adverse effect on Gazprom's business, operations and financial condition which, in turn, could have a material adverse effect on Gazprom's ability to service its payment obligations under the Loan.

Investment Considerations Relating to Gazprom

Corporate Governance, Disclosure and Accounting Standards

The corporate affairs of Gazprom are governed by its Charter, internal regulations adopted pursuant to its Charter and by laws governing companies incorporated in Russia. The rights of shareholders and the responsibilities of members of the Board of Directors and the Management Committee under Russian law are different from, and may be subject to certain requirements not generally applicable to, corporations organised in the United States, the United Kingdom or other jurisdictions.

A principal objective of the securities laws of the United States, the United Kingdom, Russia and other countries is to promote full and fair disclosure of all material corporate information to the public. Gazprom is subject to Russian law which requires, *inter alia*, Gazprom to publish annual financial statements in accordance with Russian Accounting Regulations, together with an independent auditor's report. Nonetheless, there is less publicly available information about Gazprom than there is available for comparable listed companies in, for example, the United States or the United Kingdom.

Recently, however, there have been certain improvements in corporate governance and information disclosure standards in Russia, as the Russian regulatory authorities have paid increasingly more attention to such issues. It is generally expected that all Russian companies will be required to prepare their financial statements in accordance with new standards, based on IAS, with effect from 2004. In addition, since 1997, the Russian Ministry of Finance has required all joint stock companies whose shares are publicly traded to produce annual financial statements prepared in accordance with IAS in addition to financial statements prepared in accordance with Russian accounting standards. Gazprom has published financial statements in accordance with IAS since 1996.

In accordance with Russian legislation, Gazprom is obliged to file quarterly reports on its activities to the Federal Commission on the Securities Markets within 30 days after the end of the relevant quarter. Such reports include certain information on the company, its management, subsidiaries, affiliates, selected financial and business information (such as events of litigation, quarterly accounts prepared in accordance with the Russian accounting standards etc.). Gazprom has regularly published such reports since the fourth quarter of 1998 and generally complies with the reporting requirements, although in the past Gazprom did not always meet the deadlines for filing such reports for technical reasons and was fined a nominal amount.

In addition, Russian law requires certain disclosure by open joint stock companies, such as the disclosure of annual reports, annual accounts (audited and approved by shareholders), any material facts affecting the financial condition and the business of the relevant company, certain board of directors' resolutions and lists of affiliated companies.

The Russian Federal Securities Market Commission has recently published the corporate governance code and is recommending it be adopted by all Russian public companies.

In light of the current focus on corporate governance issues, Gazprom has reviewed its own position on such issues and has established a special committee headed by a First Deputy Chairman of the Management Committee to develop a corporate governance code for Gazprom. Such code was adopted by the Annual Shareholders Meeting of Gazprom in June 2002. The Board of Directors is also considering new suggested procedures to ensure the proper co-ordination of transactions and to increase the level of control by the Board of Directors over the work of the Management Committee.

In May 2001, the Board of Directors adopted a code of practice entitled "Procedure for approving transactions involving stocks, shares or participation shares owned by Gazprom, its subsidiaries or affiliated companies" (the "Procedure"). The principal aim of the Procedure is to increase the level of control exercised by the Board of Directors over the acquisition, disposal, charging or transfer by Gazprom or any member of the Group of any stocks, shares or participation shares. The Procedure provides that decisions in respect of such transactions shall be undertaken only after an appropriate commercial appraisal and with the approval of the Board of Directors.

In early 2001, the Board of Directors appointed PricewaterhouseCoopers to examine certain aspects of Gazprom's financial and operating activities and, in particular, its operating relationship with Itera, a U.S. registered company that operates as an independent supplier of gas in Russia and the FSU. PricewaterhouseCoopers presented their report (the "Report") to a meeting of the Board of Directors in July 2001.

The Board of Directors took the decision that the Report will remain confidential and that it will not publish or disclose the contents of the Report. The Board of Directors considered the Report and have found that certain of its recommendations have already been addressed by the adoption of the Procedure. The Board of Directors has directed the Management Committee to draw up plans for the implementation of those recommendations made in the Report that are not addressed by the Procedure.

Regulatory Risks

Gazprom is, and is likely to remain for the foreseeable future, a regulated monopoly. In Russia, natural gas prices are subject to extensive control by governmental authorities and are generally lower than the prices charged to Western European off-takers. Domestic gas sale prices for households are currently less than natural gas prices applicable to industrial end users. In the future, natural gas prices for all customers are likely to be gradually increased. Gazprom believes that the State regulation of natural gas prices for domestic end-users will be abandoned in the future in favour of free market prices. State regulation is to be maintained for natural gas transportation tariffs only.

No assurance, can be given, that the regulation of natural gas prices will be relaxed, that the Government will not reimpose price controls or that consumers will pay or will be able to pay increased natural gas prices. If the Government decides to keep natural gas prices at artificially low levels, thereby effectively forcing Gazprom to continue to subsidise the rest of the Russian economy, there is a risk that Gazprom will not generate sufficient cash flows to proceed with planned investments in certain natural gas fields (for instance the Yamal peninsula reserves) or to continue to develop export pipelines.

Subsoil Licensing

There have been press reports that the Government is considering proposals to replace the current subsoil licensing regime with a new system based on concession agreements between the subsoil user and the State. It is not clear yet whether these proposals will be implemented and what effect this will have on Gazprom's business. However, there can be no assurance that such changes will not have an adverse effect on Gazprom's business.

Taxation

Gazprom is subject to a broad range of taxes imposed at federal, regional and local levels and is one of the largest sources of tax revenue to the federal authorities, as well as to the regional and local authorities in those regions and localities in which it operates. The combination of political pressure on the federal, regional and local authorities to address social and economic issues (and in particular the non-payment of salaries and pensions) and the difficulties associated with collecting taxes from companies and enterprises in financial difficulties, all increase the risk that the Government, as well as regional and local governments, will seek to mitigate these problems by increasing Gazprom's already substantial tax burden.

Relationship with the Government

The Government has exercised, and can be expected to continue to exercise, a significant influence over Gazprom's operations.

The Russian Federation currently owns 38.37% of Gazprom's Shares in issue. The Government, through its control of 38.37% of the Gazprom Shares and its representatives on the Board of Directors, has the ability to influence the policies and operations of Gazprom. The Government has previously required Russian companies, including Gazprom, to take actions — such as the undertaking of projects and the supply of goods and services to customers — that may not be in the best interests of such companies or their shareholders. For example, the Government sets the prices for domestic gas delivered by Gazprom at a low level and requires Gazprom to supply natural gas to certain customers notwithstanding their inability to pay for natural gas supplied.

Gazprom's exploration and production licences are granted and are subject to renewal or extension by federal and local authorities. These licences are also subject to revocation in the event that Gazprom fails to comply with the terms and conditions of such licences.

In order to achieve consistency in the regulation of natural gas supplies throughout Russia, the federal authorities have assumed responsibility for the development and implementation of state policy with respect to the supply of natural gas and the industrial and environmental safety of such supplies in Russia. However, regional and local authorities have a significant degree of autonomy in exercising their rights over the use of land and natural resources (including natural gas). Accordingly, the relationship between the relevant federal, regional and local authorities as well as between Gazprom and such authorities can have a significant impact on the conditions under which companies like Gazprom can operate in any particular region.

Reorganisation

The risk of a reorganisation of Gazprom into several smaller and less powerful production and transportation companies has been and continues to be the subject of much domestic and international press speculation. There have at times been calls from certain Russian politicians and Government officials for Gazprom's natural gas operations to be divided into a number of companies, or for particular functions to be re-allocated to other entities. Although the adoption of Federal Law "On Gas Supply in the Russian Federation" No. 69-FZ dated 31 March 1999 (the "Gas Supply Law") mitigates the risk of reorganisation and both the Government and Gazprom have made clarifying statements about any potential future restructuring of Gazprom, Gazprom is not fully protected against the risks of a Government-led reorganisation.

Gas Sales

Gazprom sells a substantial portion of its natural gas in Europe, which is Gazprom's primary source of foreign currency revenues and stable cash flows. For more than 30 years, Gazprom and its predecessors have sold natural gas to Western Europe, generally pursuant to long-term contracts with payment linked to world prices for oil products. Such prices can fluctuate and are determined by supply and demand and other factors over which Gazprom has no control. Should world oil product prices deteriorate substantially in the future, European natural gas prices are also likely to decline, resulting in a reduction in export revenues for Gazprom. Should natural gas export prices remain low for a prolonged period, Gazprom is likely to experience a cash flow deficit, and will have to either borrow extra funds to proceed with its current investment programmes or reduce its investment commitments.

The European Commission has recently expressed a desire to see a move from long-term contracts in favour of short-term contracts. Such an alteration to the basis on which Gazprom conducts its business could further increase Gazprom's exposure to currency and gas and oil price fluctuations as well as potentially limit Gazprom's ability to support long term investment plans. Gazprom is currently in discussions with the EU in this regard, but there can be no assurance that the outcome of these discussions will be to Gazprom's benefit.

Delayed and Non-Collectable Payments by Customers; Dependence on Non-Cash Settlement

Gazprom's cash flow may be affected by the limited ability of its customers in Russia and certain countries in the former Soviet Union (the "FSU") to pay for natural gas. There is no assurance that money owed to Gazprom by its customers in Russia and the FSU will, in the foreseeable future, be paid in full. As is the case with many Russian companies, Gazprom has had to accept various forms of non-cash settlement, including negotiable promissory notes, bonds, equity interests in natural gas companies and goods and services as payment for supplies to customers in Russia and the FSU. Non-cash settlement of transactions has had in the past, and may continue to have in the future, an adverse effect on the ability of Gazprom to fund operational or capital expenditures required to be made in cash and to make tax payments when due.

Competition from Alternative Fuels and Oversupply of Gas in Europe

Gazprom faces varying degrees of competition in each of its major markets from providers of alternative fuels, such as oil and coal. No assurance can be given that Gazprom will be able to compete effectively with such providers of alternative fuels.

Gazprom is also subject to competition in Europe from other natural gas suppliers which could affect the prices and volumes of Gazprom's sales to Europe. One of the major risks faced by Gazprom relates to the balance of supply and demand in the European natural gas markets. The progressive liberalisation of the European natural gas market itself does not represent a major threat to Gazprom, unless it leads to an oversupply of natural gas to the European markets. If oversupply of natural gas becomes a reality, natural gas purchasers will be able to negotiate lower prices on long-term supply contracts with producers such as Gazprom. Whilst Gazprom's management are hopeful that current prices in the European markets are sustainable, especially in light of forecasted growth in European natural gas demand, the emergence of new large suppliers of natural gas could result in an oversupply of natural gas.

Gazprom has received a request for information from the European Commission with respect to certain clauses in Gazprom's contracts with various Italian utilities, under which the Italian utilities are prevented from selling gas on to other off-takers in Western Europe outside of the Italian market. Similar clauses are included in Gazprom's contracts with many European off-takers. A successful challenge of such clauses by the European Commission would mean that such off-takers could be free to sell gas to other off-takers outside of the relevant market, leading to increased competition in the gas market for Gazprom and the possibility of lower prices. Gazprom has responded to this request and has agreed with the European Commission that such clauses will not appear in future contracts and that it will not enforce the relevant provision in existing contracts.

Although Russia has signed the Energy Charter Treaty, an international treaty for establishing and improving the legal framework for corporate international co-operation in energy matters, the State Duma has not yet ratified the Treaty (see Appendix B — Part I — "Overview of the Russian Gas Industry and its Regulation"). Gazprom's management believes that ratification of the Energy Charter Treaty would result in the opening up of the energy markets in Russia to foreign investment as well as its pipelines to the transportation of natural gas from Central Asia to West European markets. Accordingly, any such ratification of the Treaty could open the markets in which Gazprom operates to substantially higher competition and affect Gazprom's long-term supply contracts with its European customers.

Operational Risks

A large percentage of Gazprom's gas production is located in Western Siberia, where remoteness and the harsh climate complicate and increase the cost of production and affect Gazprom's ability to transport its natural gas economically.

Gazprom's gas exploration, production and transportation operations may be adversely affected by many factors, including the breakdown or failure of equipment or processes, performance below expected levels of output or efficiency, labour disputes, natural disasters, weather conditions, terrorist attacks or sabotage to Gazprom's extensive pipeline network. Gazprom has only limited insurance in

relation to its assets and operations and, therefore, the financial effect of any such factors would generally have to be satisfied out of Gazprom's cash flow.

Gazprom owns and operates Russia's Unified Gas Supply System ("UGSS"), which is responsible for the gathering, processing, transportation, storage and delivery of substantially all natural gas volumes in Russia (except for supplies to the Norilsk, Yakutsk and Sakhalin regions). This network of pipelines and compressor installations has been largely developed over the past 50 years. Much of the pipeline is over 10 years old with some parts of the pipeline over 30 years old. A significant part of the pipeline is protected by chemical processes of limited duration and effectiveness. In addition, large segments of the network are located in regions with harsh climates, where construction, maintenance and refurbishment is very difficult. Considerable sums of money are required each year to maintain the UGSS. Although there have been no significant delays or curtailments of the supply of natural gas to Gazprom's customers recently, no assurance can be given that such delays or curtailments will not occur in the future due to the stress and corrosion of pipelines, defective construction of compressor stations, problems associated with the harsh climate or the insufficient maintenance or refurbishment of the network as a result of insufficient funds being available.

Gazprom is dependent on the links between its pipeline network and pipeline networks elsewhere for the export of natural gas. Although it is Gazprom's strategy to diversify its export routes, it is currently dependent on pipelines in the Ukraine to deliver a large proportion of its sales of natural gas to Western Europe. It is also dependent on the Ukrainian pipeline system for a significant amount of its storage capacity. At the same time, the Ukraine is dependent on Gazprom to meet its domestic requirements for natural gas. Although this interdependence is taken into account in negotiations over a number of matters, including the terms of payment for natural gas supplied by Gazprom and transit fees, Gazprom has no control over the Ukrainian pipeline and cannot prevent any material disruption in the flow of Gazprom's natural gas through the Ukraine. It can only monitor the flow of natural gas in and out of the Ukraine.

Gazprom plans to expand its export capacity and to diversify its export routes, through capital investments in the Yamal-Europe and Blue Stream Projects and other export-oriented projects, such as the Transbalkan Project. It is possible, however, that these plans will be affected, *inter alia*, by a drop in the demand for natural gas in Europe, difficulties related to localised planning and construction processes and Gazprom's ability to obtain external financing on acceptable terms. No assurance can be given that Gazprom will be able to meet its construction targets.

Capital Requirements

Gazprom must increase its capital expenditure significantly over the next five years in order to improve its natural gas, gas condensate and oil production processes and to maintain and upgrade the UGSS to meet the anticipated demand of customers in Western Europe, Russia and certain FSU countries. In order to meet current production targets over the next 10 years new gas fields will need to be developed. Gazprom expects to fund necessary capital expenditure through internal sources and external financing. There can be, however, no assurance that Gazprom will be able to generate sufficient funds to meet its capital requirements in the future. Lack of sufficient funds in the future may require Gazprom to delay or abandon some or all of its anticipated capital expenditure.

Environmental Risks

Gazprom's operations, which are often innovative and potentially hazardous, are subject to the risk of liability arising from environmental damage or pollution and the cost of any associated remedial work in relation thereto. Gazprom has an established environmental policy and monitors its operations in an effort to meet applicable environmental standards. Gazprom has made a provision in its IAS financial statements for such environmental liabilities where it was probable that an obligation exists and the amount could be reasonably estimated. Such provisions have been made in accordance with what Gazprom believes is a reasonable and prudent policy which takes into account payments made in prior years, among other factors. However, in Russia in particular, federal, regional and local authorities may enforce existing laws and regulations more strictly than they have done in the past and may impose stricter environmental standards or higher levels of fines and penalties for violations than those now in

effect. Accordingly, Gazprom's management is unable to estimate the future financial impact of Gazprom's environmental obligations.

Exchange Rate Risks

Fluctuations in exchange rates influence the results of Gazprom's operations. Gazprom's export receivables are denominated in U.S. dollars or euros whilst its domestic receivables are denominated in Roubles. Most of Gazprom's operational expenditure is denominated in Roubles, whilst a portion of its capital expenditure is incurred in foreign currencies. The majority of Gazprom's borrowings are denominated in currencies other than Roubles, principally the U.S. dollar and the Euro. Gazprom's financial results may be positively or negatively affected by fluctuations in the value of the Rouble against other currencies, particularly the U.S. dollar and the Euro.

Russian Reserves Classifications and Methodologies

The information relating to natural gas, gas condensate and oil reserves contained in this Offering Circular has been prepared on the basis of Russian classifications and methodologies, which differ significantly from standard international and U.S. classifications and methodologies in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves. Accordingly, the information relating to reserves contained herein is subject to adjustments necessary to make it consistent with standard international and U.S. classifications and methodologies. However, Gazprom's management believe that such adjustments, while likely to result in a decrease of the A, B and C1 reserves reported herein, will not be material and that the amount of Gazprom's reserves as adjusted is sufficient to meet all Gazprom's delivery obligations. Gazprom's management has based its assumptions on an evaluation by internationally recognised independent reservoir engineers, DeGolyer & MacNaughton, which in 2000 carried out an evaluation of gas, gas condensate and oil reserves in the 18 largest gas and gas condensate fields, which accounted for approximately 84% of Gazprom's proved and probable gas reserves. (See Appendix B Part II).

Investment Considerations Relating to Russia

Gazprom is a Russian company, and substantially all of its assets are located in Russia. There are certain risks associated with an investment in Russia. The following are some non-exhaustive examples.

Political Risks

Since 1991, Russia has been evolving from a socialist state with a centrally planned economy to a pluralist democracy with a market economy. The process of political and economic reform is not yet complete, and no assurance can be given that it will continue. The Russian political system remains vulnerable to social and ethnic unrest and any significant political instability could adversely affect the value of foreign investments in Russia. The Government had until recently been characterised by frequent change, having experienced five changes in Prime Minister since March 1998. The value of investments in Russia, including investments in Gazprom, could be reduced if such frequent change resumes or if the current President or Government chooses to curtail political liberties or move away from market-oriented reforms.

Significant Russian legislation has been enacted since 1991 to protect private property against expropriation and re-nationalisation by the Government, but there can be no assurance that such protections would be enforced in the event of an attempted expropriation or re-nationalisation, or that privatisation (including Gazprom's privatisation) will not be reversed.

In addition, as Russia is a federation of republics and regions, conflicts of interest between central and regional authorities and other conflicts of interest could negatively affect the value of investments in Russia and, in particular, could create an uncertain operating environment that may hinder Gazprom's long-term planning ability.

Ethnic and religious differences in Russia have given rise to tensions, and in some cases, military conflict. Such events could have a material adverse effect on the value of investments in Russia and on the financial condition of a company such as Gazprom.

Economic Risks

Russia's economy has undergone a rapid transformation marked by periods of significant instability since the end of the Soviet era. In particular, the Government's decision in August 1998 to temporarily stop supporting the Rouble and its servicing of certain domestic and foreign debts, as well as the imposition of a moratorium on the repayment of private foreign currency debt caused the currency to collapse and led to an overall financial crisis. It is possible that Russia may default on its domestic and foreign debt in the future or take actions that could adversely effect its financial stability. Other economic risks that could negatively impact the financial condition of Gazprom include:

- failure by the Government to restore access to the international capital markets or maintain the requisite level of tax collection;
- failure by the Government to address systemic problems within Russia's economy, such as sustained periods of relatively high inflation, a weak banking system, high national debt relative to gross domestic product, widespread tax evasion, high levels of organised criminal activity and corruption and substantial levels of unemployment and underemployment which affect the environment in which Gazprom operates and could adversely effect Gazprom's business as a result; and
- fluctuations in the global economy (including, in particular, fluctuations in world prices for oil and natural gas), which may adversely affect Russia's economy and Gazprom's business.

Gazprom produces about 6-8% of Russia's gross domestic product ("GDP") and contributes a substantial amount of the total tax payments to the federal budget, despite not being paid for a significant portion of its sales to the domestic market. Although the non-payment situation improved significantly last year (largely because high commodity prices and a massive trade surplus resulted in a budget surplus), and continues to improve this year, there is no guarantee that it will not deteriorate in the future.

Legal and Regulatory Risks

The following aspects of Russia's legal system create uncertainty with respect to many of the legal and business decisions that Gazprom's management make:

- there may be inconsistencies between laws, Presidential decrees, Government resolutions and ministerial orders, and between local, regional and federal legislation and regulations;
- decrees, resolutions and regulations may be adopted by governmental authorities and agencies without clear constitutional or legislative basis and with a high degree of discretion;
- substantial gaps in the regulatory structure may be created by the delay or absence of regulations implementing certain legislation;
- there is a lack of judicial and administrative guidance on interpreting applicable rules and limited precedential value of judicial decisions;
- Russia has a judiciary with limited experience in interpreting and applying market-oriented legislation and which is vulnerable to economic and political influence; and
- Russia has weak enforcement procedures for court judgments and there is no guarantee that a foreign investor will obtain effective redress in a Russian court.

Because of the developing nature of Russia's legal and regulatory framework regarding property ownership and securities, there exists a significant risk that Gazprom's ability to attract future investment from international capital markets may be limited. Some of the issues that cause this risk include:

- Russia's securities registration system is less developed than in other countries;
- Russia's regulatory environment is uncertain, which could expose Gazprom to increased costs and hinder its ability to operate its business;
- Russia's tax system gives rise to significant uncertainties and risks that may complicate Gazprom's tax planning and business decisions; and
- Russia has restrictive currency regulations which have in the recent past and may in the future interfere with Gazprom's ability to conduct routine business transactions and attract investment.

Exchange Rates, Exchange Controls and Repatriation Restrictions

In recent years, the Rouble has experienced a significant depreciation relative to the dollar and there has been significant instability in the Rouble exchange rate. See "Exchange Rates and Exchange Controls".

The Rouble is generally not convertible outside of Russia. A market exists within Russia for the conversion of Roubles into other currencies, but it is limited in size and is subject to rules limiting such conversion. There can be no assurance that such a market will continue indefinitely. Current Russian law permits Gazprom to convert its Roubles into foreign currency to make payments to meet its financial obligations but there can be no guarantee that such conversion will be permitted in the future. Moreover, the banking system in Russia is not yet fully developed and considerable delays may occur in the transfer of funds within, and the remittance of funds out of, Russia.

Investment Consideration Relating to the German Insolvency Code

The Trust Deed provides for an English law charge in favour of the Trustee for the benefit of the Noteholders over certain amounts as well as certain claims and other rights of the Bank under the Loan. Section 166(2) of the German Insolvency Code provides that receivables assigned under German law for security purposes may, after the opening of insolvency proceedings involving the assignor, only be enforced by the assignee if the insolvency administrator does not exercise its power of discretion to enforce the receivables. If the insolvency administrator so does, it will be entitled to withhold in favour of the bankruptcy estate from the enforcement proceeds a flat-rate fee for establishment and enforcement a total of nine per cent. subject to adjustment in case of higher or lower actual costs of enforcement, in each case plus value added tax, if any, thereon pursuant to Sections 170(1) and 171 of the Insolvency Code. If the insolvency administrator allows the assignee to enforce the receivables, the assignee will be obliged to pay a flat-rate fee of 4 per cent. plus value added tax, if any, thereon to the bankruptcy estate pursuant to Sections 170(2) and 171(1) of the Insolvency Code. This Section 166(2) of the Insolvency Code may affect the security given pursuant to the Trust Deed, since it cannot be excluded that a German court would hold that an English law charge should be subject to such Section 166(2).

TRANSACTION SUMMARY

The transaction will be structured as a loan to Gazprom by the Bank. The Bank will issue Notes to Noteholders for the sole purpose of funding the Loan. The Notes will be constituted by a trust deed (the "Trust Deed") to be entered into between the Bank and The Bank of New York (the "Trustee"). Pursuant to the Trust Deed the Bank will charge by way of first fixed charge as security certain of its rights and interests under the Loan (other than certain Reserved Rights, as defined in the Trust Deed) to the Trustee for the benefit of the Noteholders and will transfer its administrative rights under the Loan Agreement to the Trustee as security (the "Security Interests") for its payment obligations in respect of the Notes. As a consequence of the transfer of the administrative rights under the Loan Agreement the Trustee shall assume the administrative rights of the Bank as set out in the relevant provisions of the Trust Deed. If and when the first fixed charge of certain of the Bank's rights and interests under the loan is enforced, the Trustee will assume the rights of the Bank under the Loan as set out in the relevant provisions of the Trust Deed, and the Trustee will assume certain rights and obligations towards the Noteholders, as more fully set out in the Trust Deed. This offering is made on a limited recourse basis and the Bank will not have any obligations to the Noteholders save for to account to the Noteholders for amounts equivalent to the amounts of payments of principal and interest under the Loan if and to the extent received from Gazprom.

SUMMARY INFORMATION

Gazprom is the world's largest natural gas company in terms of reserves, transportation and production volumes. As at 31 December 2001, wholly-owned Gazprom subsidiaries held production licences for 26.0 tcm of A, B and C1 natural gas reserves (classified in accordance with Russian standards: see Appendix B – Part I – "Overview of the Russian Gas Industry and its Regulation") and subsidiaries, in which Gazprom holds less than 100% of the Shares, held production licences for another 5.0 tcm of A, B and C1 natural gas reserves, of which 2.1 tcm is attributable to Gazprom in proportion to its shareholding. The Group's total A, B and C1 natural gas reserves of 28.1 tcm are equivalent to approximately 60% of Russia's estimated total for such reserves. In addition, as at 31 December 2001, Gazprom through its wholly owned subsidiaries or through subsidiaries in which Gazprom holds less than 100% of the Shares, held production licences for approximately 1,293.8 million tonnes of A, B and C1 gas condensate (which represents approximately two thirds of such estimated reserves in Russia) and 584.6 million tonnes of A, B and C1 oil reserves (in proportion to Gazprom's actual shareholding).

Gazprom's subsidiaries produced a total of 512.0 bcm of natural gas in 2001 (compared to 523.2 bcm in 2000), and this amounted to approximately 88.1% of Russia's natural gas production in that year. As at 31 December 2001, the Group's total number of wells consisted of 9,302 natural gas wells and 569 oil wells.

Gazprom owns and operates the UGSS, a single centrally controlled system for natural gas production, processing, transportation, storage and deliveries. The UGSS includes the world's largest high pressure trunk pipeline system. The network is powered by 254 compressor stations with a total capacity of approximately 42,600 megawatts. The pipeline network (of more than 150,000 km) is the most critical link in the system delivering natural gas to consumers within Russia and abroad. Seasonal peak loads are levelled off using 22 underground natural gas storage facilities with an active storage capacity of approximately 57.9 bcm. Gazprom's dispatch management centre, located in Moscow, controls and manages the transportation of gas in Russia.

Gazprom is the largest supplier of natural gas to Europe. Its market share (according to CEDIGAZ — "Natural Gas in the World — 2001", Survey August 2002) in the European natural gas market was 25.9% in 2001. Gazprom also supplies most of the natural gas consumed in Russia and certain countries in the FSU. In 2001, Gazprom exported 127.0 bcm of natural gas to Europe. A further 39.6 bcm of natural gas was exported to the FSU. Deliveries of natural gas to Russian consumers in 2001 amounted to 282.1 bcm.

Revenue from natural gas exports to Europe for the year ended 31 December 2001 amounted to U.S.$15.0 billion (including excise tax but net of VAT) (compared to U.S.$15.7 billion for the year ended 31 December 2000). Sales of natural gas in the FSU market for the year ended 31 December 2001 produced revenue of U.S.$1.6 billion (including excise tax but net of VAT) as compared to U.S.$2.3 billion for the year ended 31 December 2000. Revenue from natural gas sales in Russia for the year ended 31 December 2001 totalled U.S.$3.8 billion (including excise tax but net of VAT) (compared to U.S.$3.4 billion for the year ended 31 December 2000).

SELECTED FINANCIAL INFORMATION

The summary consolidated financial information set out below has been derived from Gazprom's audited consolidated financial statements as for the years ended 31 December 2001, 2000 and 1999 (the latest audited "Annual Data"), prepared in accordance with IAS. The U.S.$ amounts set out below were not included in the Annual Data and are provided for convenience only. They should not be construed as representations that the Rouble amounts have been or could be converted into U.S.$ at that or any other rate or as being representative of U.S.$ amounts that would have resulted if Gazprom reported its IAS financials in U.S.$.

The Annual Data relating to the statement of operations data for 2001, 2000 and 1999 and to the balance sheet data at 31 December 2001, 2000 and 1999 have been extracted from, and should be read in conjunction with, the 2001 and 2000 Consolidated Financial Statements set out elsewhere in this Offering Circular.

Balance Sheet Data	31 December 2001	31 December 2001	31 December 2000	31 December 2000	31 December 1999	31 December 1999
	In U.S.$ millions(1)	In RR millions(2)(3)	In U.S.$ millions(1)	In RR millions(2)(4)	In U.S.$ millions(1)	In RR millions(2)(5)
Accounts receivable and pre-payments	7,770	234,197	9,702	292,433	10,411	313,789
Property, plant and equipment	51,388	1,548,823	50,512	1,522,441	50,266	1,515,023
All other assets	11,913	359,071	13,922	419,604	9,226	278,073
Total assets	71,071	2,142,091	74,137	2,234,478	69,903	2,106,885
Accounts payable and accrued charges, short-term loans and current portion of long- term borrowings (including promissory notes)	11,017	332,044	10,040	302,608	8,005	241,276
Taxes payable	1,826	55,048	4,513	136,029	6,371	192,015
Long-term borrowings (including promissory notes)	7,414	223,463	8,320	250,772	11,054	333,156
All other liabilities	1,211	36,487	1,676	50,500	5,865	176,776
Minority interest in subsidiaries	501	15,104	344	10,355	293	8,819
Shareholders equity and reserves	49,102	1,479,945	49,244	1,484,214	38,316	1,154,842
Total liabilities and equity	71,071	2,142,091	74,137	2,234,478	69,903	2,106,885

Statement of Operations	Year ended 31 December 2001	Year ended 31 December 2001	Year ended 31 December 2000	Year ended 31 December 2000	Year ended 31 December 1999	Year ended 31 December 1999
	In U.S.$ millions(1)	In RR millions(2)(3)	In U.S.$ millions(1)	In RR millions(2)(4)	In U.S.$ millions(1)	In RR millions(2)(5)
Sales	20,548	619,325	21,285	641,520	15,777	475,530
Operating expenses	(14,451)	(435,565)	(16,034)	(483,258)	(14,674)	(442,261)
Operating profit (loss)	6,097	183,760	5,251	158,262	1,103	33,269
Net finance costs	(474)	(14,283)	(848)	(25,562)	(2,595)	(78,201)
Share of net income (losses) of associated undertakings	118	3,567	25	755	(23)	(702)
Losses on available-for-sale investments	(29)	(863)	(88)	(2,666)	–	–
Profit (loss) before gain on net monetary position, profit tax and minority interest	5,712	172,181	4,340	130,789	(1,515)	(45,633)
Monetary gain	966	29,113	1,739	52,406	2,427	73,143
Current Profit tax expense	(2,737)	(82,486)	(2,729)	(82,249)	(1,163)	(35,060)
Deferred Profit tax benefit (expense)	(3,408)	(102,705)	7,991	240,854	(3,495)	(105,349)
Minority interest	(153)	(4,638)	(60)	(1,801)	(9)	(261)
Net profit (loss)	380	11,465	11,281	339,999	(3,755)	(113,160)
Earnings (loss) per share (in US dollars/Roubles)	0.02	0.54	0.54	16.16	(0.18)	(5.36)

Notes:

(1) The U.S.$ amounts shown above have been translated from the Rouble amounts at the rate of RUR 30.14 = U.S.$1.00, which was the rate published by the Central Bank of Russia on 31 December 2001.

(2) The selected Rouble financial data should also be read in conjunction with the more detailed consolidated financial statements set out elsewhere in this Offering Circular.

(3) Extracted from the 2001 Consolidated Financial Statements.

(4) Extracted from the 2001 Consolidated Financial Statements in order to reflect opening balance sheet adjustments and other financial statements reclassification required by the adoption of a new accounting standard (IAS 39 "Financial Instruments").

(5) Extracted from the 2000 Consolidated Financial Statements restated for changes in the general purchasing power of the Russian Rouble in accordance with International Accounting Standard 29 "Financial Reporting in Hyperinflationary Economies" with all amounts stated in terms of the measuring unit current at 31 December 2001.

OTHER SELECTED FINANCIAL INFORMATION

The following selected financial data has been extracted, save as set out below, from, and should be read in conjunction with, the Annual Data. The U.S.$ amounts set out below were not included in the Annual Data and are provided for convenience only. They should not be construed as representations that the Rouble amounts have been or could be converted into U.S.$ at that or any other rate or as being representative of U.S.$ amounts that would have resulted if Gazprom reported its IAS financials in U.S.$.

Analysis of Gas Sales (including excise tax, net of VAT)

	2001				2000				1999			
	Europe	FSU	Russia	Total	Europe	FSU	Russia	Total	Europe	FSU	Russia	Total
RUR	452,265	48,837	115,694	616,796	473,298	69,503	102,477	645,278	303,509	76,445	108,958	488,912
U.S.$[1]	15,005	1,620	3,839	20,464	15,703	2,306	3,400	21,409	10,070	2,536	3,615	16,221

Notes:

(1) The U.S.$ amounts shown above have been translated from the Rouble amounts at the rate of RUR 30.14 = U.S.$1.00, which was the rate published by the Central Bank of Russia on 31 December 2001.

CAPITALISATION

The following table sets out Gazprom's consolidated short-term loans and current portion of long-term borrowings, long-term borrowings and shareholders' equity as at 31 December 2001 extracted from Gazprom's Annual Data for the year ended 31 December 2001, adjusted to give effect to the receipt of the Loan.

	At 31 December 2001		As adjusted
	(in millions of Roubles)	(in millions of U.S.$)(1)	(in millions of U.S.$)(1)(2)(3)
Shareholders' equity:			
Share capital	282,483	9,372	●
Treasury shares	(18,131)	(602)	●
Retained earnings and other reserves	1,215,593	40,332	●
Total shareholders' equity	1,479,945	49,102	●
Short-term loans and current portion of long-term borrowings (including promissory notes)	228,883	7,594	●
Long-term borrowings (including promissory notes)	223,463	7,414	●
Total capitalisation	1,932,291	64,110	●

Notes:

(1) The U.S.$ amounts shown above have been translated from the Rouble amounts at the rate of RUR 30.14 = U.S.$1.00, which is the rate published by the Central Bank on 31 December 2001. The U.S.$ amounts set out below were not included in the Annual Data and are provided for convenience only. They should not be construed as representations that the Rouble amounts have been or could be converted into U.S.$ at that or any other rate or as being representative of U.S.$ amounts that would have resulted if Gazprom reported its IAS financials in U.S.$.

(2) Unaudited.

(3) Adjusted to give effect to the receipt of the Loan but not adjusted to give effect to any other changes subsequent to 31 December 2001.

Consolidated cash and cash equivalents, including cash restricted from withdrawal under the terms of certain of the borrowings and under banking regulations, were RUR 86,735 million (U.S.$2,878 million).

There have been no material changes in the total capitalisation of Gazprom since 31 December 2001, other than, as at 31 July 2002, additional long-term borrowings and issuance of promissory notes in an aggregate amount of U.S.$2,264 million and repayments of long term borrowings and promissory notes of U.S.$1,343 million. Since 31 July 2002, there have also been additional long-term borrowings in an aggregate amount of U.S.$95 million and the issuance of additional long-term promissory notes in an aggregate amount of RUR 5,375 million (U.S.$178 million).

USE OF PROCEEDS

The proceeds from the offering of the Notes will be used by the Bank for the sole purpose of financing the Loan. The Loan, in principal amount of U.S.$●, which is being funded in full by the Notes, will, after meeting the costs and expenses of the offering of the Notes, be used for working capital and general corporate purposes.

OAO GAZPROM

Privatisation and Formation

Gazprom was reorganised into a joint stock company in 1993 in accordance with the Presidential Decree No. 1333 of 5 November 1992 ("Decree No. 1333"). Under Decree No. 1333, Gazprom was made responsible for ensuring the efficient operation and development of the UGSS. The UGSS had previously been the responsibility of the State Gas Concern "Gazprom", the State controlled entity charged with the task of operating and developing the UGSS prior to the 1993 reorganisation. Pursuant to Decree No. 1333 and Presidential Decree of the Russian Federation No. 2116 of 6 December 1993, Gazprom was charged with the responsibility of providing for natural gas export deliveries through Gazexport, its wholly-owned specialised foreign trade subsidiary, which became part of the State Gas Concern "Gazprom" in 1991 and was also appointed "state contractor" for natural gas exports.

Decree No. 1333 charged Gazprom with the following principal tasks:

- ensuring a reliable supply of natural gas to consumers in Russia and to foreign customers;
- conducting a co-ordinated policy for maintaining and further developing the UGSS;
- controlling the operation of the UGSS;
- financing and constructing natural gas pipelines and high pressure outlets so as to service areas of Russia where natural gas was previously unavailable; and
- providing access for any independent producer of natural gas to the transportation system in proportion to the amount of natural gas produced by such independent producer in Russia.

The original Charter of Gazprom was approved by Order No. 138 of the Council of Ministers of the Russian Federation issued on 17 February 1993 and Gazprom was registered as an open joint stock company on 25 February 1993. In 1993 and 1994 licences were issued to Gazprom, pursuant to the Subsoil Resources Law 1992, granting Gazprom rights to exploit hydrocarbon reserves.

Decree No. 1333 provided for the transfer to Gazprom of 100% of the share capital of enterprises comprising the UGSS, controlling equity stakes (not less than 51%) in a number of other entities reorganised into joint stock companies, the interests of the State Gas Concern "Gazprom" in Russian and foreign enterprises and other assets of the State Gas Concern "Gazprom", the privatisation of which was not restricted. Decree No. 1333 also provided for all rights and obligations of the State Gas Concern "Gazprom" to inure to Gazprom's benefit, including its rights to use underground deposits and natural resources, as well as its rights and obligations under the State Gas Concern "Gazprom's" contracts. Gas producing enterprises Yakutgazprom and Norilskgazprom, which used to be part of the State Gas Concern "Gazprom", were reorganised into separate and independent joint stock companies.

Decree No. 1333, Directive No. 58-rp of the President of the Russian Federation dated 26 January 1993, Gazprom's privatisation plan and certain other legislative acts issued by the President and the Government provided for:

- 15.0% of Gazprom Shares to be sold by closed subscription to employees and the management of the enterprises comprising the UGSS (which had been transferred to Gazprom);
- 33.9% of Gazprom Shares to be sold to Russian individuals in return for privatisation vouchers (of which 0.87% have not been sold and remain within Federal ownership);
- 40.0% of Gazprom Shares were fixed for three years within Federal ownership;
- 1.1% of Gazprom Shares to be transferred to joint stock company "Rosgazifikatsiya" (a supplier of natural gas to end-consumers); and

- 10.0% of Gazprom Shares held in the Federal Property Fund to be purchased by Gazprom itself before 1 June 1993 at nominal value in exchange for privatisation vouchers. These were to be placed within a year in the securities market and the proceeds were to be used for the development of natural gas fields in Yamal and other regions.

Presidential Decree of the Russian Federation No. 399 of 20 March 1996 extended the original period for which 40% of Gazprom Shares were to be retained in Federal ownership by a further three years. Pursuant to Presidential Decree of the Russian Federation No. 887 of 25 July 1998, the percentage of Gazprom Shares to be retained within Federal ownership was reduced to 35%, in anticipation of the sale of 5% of the Gazprom Shares, of which 2.5% was subsequently acquired by Ruhrgas during a privatisation auction held in December 1998.

Although Gazprom's privatisation plan envisaged the sale of the other 2.5% of Gazprom Shares in the second quarter of 1999, these Gazprom Shares remained in Federal ownership, together with the 0.87% of Gazprom Shares not placed during the privatisation programme in 1993 and 1994. Accordingly, the total State share holding currently comprises 38.37% of Gazprom Shares. The Gas Supply Law states that 35% of the UGSS owner's shares (i.e. Gazprom) must be retained in Federal ownership for an indefinite period of time.

Pursuant to the terms of a trust agreement dated 20 December 1997 (the "Trust Agreement") between the Government and Gazprom, Gazprom holds 35% of the Gazprom Shares in a trust for the benefit of the Government, must keep them separate from its other assets and has certain reporting requirements. Furthermore, Gazprom may not sell, transfer or otherwise dispose of these Gazprom Shares and may not issue derivatives on or pledge these Gazprom Shares without the written approval of the Government. In the last two years Gazprom has not exercised their right to vote on behalf of the Government at any shareholder meetings, as Government representatives had exercised the right to vote their 35% shareholding themselves. In addition, Gazprom Shares could not be voted on certain major issues (including the election of members of the Board of Directors) without the written approval of the Government. The Trust Agreement was originally valid until 31 March 1999 but its term was extended on a rolling one-year basis until such time as either Gazprom or the Government provide notice to the other party that they wish to amend or terminate the Trust Agreement. As at the date of this Offering Circular no such notice had been given by either party.

However, these Gazprom Shares were never transferred to Gazprom as "trust manager" in Gazprom's share register and are currently voted by representatives of the Government. Pursuant to Article 6 of the Federal Law "On Privatisation of State Property and Principles of Municipal Property privatisation in the Russian Federation" No. 123-FZ dated 21 July 1997 (as amended), the Government proposes candidates to the Board of Directors and Audit Commission, to be approved by a General Meeting of Shareholders. The Government also appoints representatives at General Meetings of Shareholders who are obliged to act in accordance with the directions of the Government. Currently, there are six Government representatives on the Board of Directors who can be replaced by the Government at any time.

Gazprom's name was changed from RAO Gazprom to OAO Gazprom by a shareholders' resolution passed on 26 June 1998.

Shareholding Structure

Currently, Gazprom's charter capital is RUR 118,367,564,500, consisting of 23,673,512,900 shares with a nominal value RUR 5 each.

Pursuant to Government Resolution No. 654 of 30 May 1997, Gazprom's shares are traded in Russia on the Moscow Stock Exchange, the St. Petersburg Stock Exchange, the Yekaterinburg Stock Exchange and the Novosibirsk Stock Exchange.

Gazprom has held shareholders meetings since 1995. The number of shareholders has decreased from approximately 1,030,000 in 1995 to approximately 515,366 as at 13 May 2002.

In accordance with the Presidential Decree of the Russian Federation No. 529 of 28 May 1997, foreign equity participation (as defined in Decree No. 529) in Gazprom was restricted to 9% of the

Gazprom Shares. The Presidential Decree of the Russian Federation No. 943 of 10 August 1998 authorised the sale of a further 5% of Gazprom Shares to foreign shareholders. In fact, only 2.5% out of the 5% authorised was actually sold and therefore foreign equity participation is currently limited to 11.5% of Gazprom's Shares. The Gas Supply Law provides that the share of foreign individuals and organisations in the charter capital of Gazprom may not exceed 20%.

In 1996, Gazprom placed shares representing 1.98% of its charter capital on the foreign markets in the form of American Depository Shares ("ADS"). Due to the restrictions on foreign equity ownership (which prevents the purchase of Gazprom Shares by foreign participants in the domestic market), the issue of ADSs created a dual market in Gazprom Shares, with the ADSs trading at a substantial premium over the Gazprom Shares in the domestic market. In 1999, Ruhrgas acquired a further 1% of Gazprom Shares in the form of ADSs and between December 2000 and January 2001 an additional 1.44% of Gazprom's Shares were sold to foreign investors in the form of ADSs. Gazprom ADSs are currently listed on the London Stock Exchange.

President Putin has established a working group to look at ways in which to liberalise the current dual market in Gazprom Shares.

The following table summarises Gazprom's shareholding structure as at 13 May 2002.

Shareholders	**%**
Russian Federation	38.37
Russian shareholders	50.13
Foreign shareholders	11.50
Gazprom Shares[(1)]	7.08
ADS[(2)]	4.42
Total	100.00

Notes:

(1) Including 4.58% held by Gazprom Finance B.V., Gazprom's wholly-owned financial vehicle. This shareholding is intended to be used to secure Gazprom's liabilities and issue derivative financial instruments. Also including a 2.5% shareholding acquired by Ruhrgas at a privatisation auction which was held pursuant to Presidential Decree No. 1316 of 31 October 1998.

(2) Including a 1% shareholding acquired by Ruhrgas.

Since 1995 more than 5% of Gazprom Shares have been owned by Stroytransgaz, a Russian construction company which is often engaged by Gazprom for various construction projects (see "Business—Transportation"). These Gazprom Shares were acquired by Stroytransgaz from Gazprom, who had bought these Gazprom Shares as part of the 1995 Government authorised sale of 10% of Gazprom's Shares to Gazprom. Gazprom paid for the Gazprom Shares in privatisation vouchers at the then effective nominal value. Stroytransgaz acquired 4.8% of Gazprom Shares in 1995 as part of the settlement of a debt owed by Gazprom to Stroytransgaz for various construction services rendered. The effective price paid by Stroytransgaz for the Gazprom Shares was equal to the average 1995 privatisation sale price. This transaction was recently challenged by Gazprom. Stroytransgaz and Gazprom have reached an agreement whereby Stroytransgaz will return the Gazprom Shares to Gazprom. The consideration to be paid by Gazprom for the return of the Gazprom Shares amounts to approximately 10% of the current market value of the Gazprom Shares. As at the date of this Offering Circular neither the consideration had been paid nor the Gazprom Shares returned. The remaining balance of the 10% of Gazprom Shares authorised for sale by the Government was acquired by Gazprombank and Gazfund.

During the year ended 31 December 2001, certain members of the Board of Directors and close members of their families owned significant shareholdings in Stroytransgaz.

Corporate Structure

In accordance with the Government's current policy of maintaining an integrated natural gas industry, Gazprom owns all of the transportation assets necessary for the operation of the UGSS. Furthermore, its subsidiaries have the right to develop a substantial portion of Russia's natural gas and

gas condensate reserves and certain of its oil reserves. Gazprom operates in and outside of Russia through a number of limited liability and joint stock companies, either wholly or majority owned by Gazprom.

Gazprom's head office, located in Moscow, exercises a substantial degree of managerial and financial control over the operations of Gazprom's subsidiaries. Head office functions include strategy, planning, external financing, financial reporting, allocation of financial resources within the Group for the purposes of capital expenditure and supervision of principal areas of operations, such as construction, drilling, transportation, natural gas sales in the FSU and equipment procurement.

Gazprom's wholly and majority owned subsidiaries are also engaged in engineering, research, non-core production activities and non-core construction activities supporting the operation of the UGSS as well as other commercial activities, including banking (see "Investment in Non-Core Activities"). Gazprom also participates in a number of natural gas transportation and marketing joint ventures involving foreign partners (see "International Projects and Alliances").

The dispatch management centre, based at the head office, continuously monitors, controls and manages Gazprom's natural gas transportation system throughout Russia. Operational information, including data on produced and transported natural gas volumes, is also processed at the head office. Gazprom's internal financial reporting systems provide for the preparation of consolidated accounts and for the monitoring of cash receipts and cash requirements of the Group companies.

Gazprom's natural gas production subsidiaries are engaged in the development and operation of natural gas fields and related natural gas processing facilities. The four principal wholly-owned natural gas production subsidiaries, Urengoygazprom, Yamburggazdobycha, Nadymgazprom and Noyabrskgazdobycha, are located in Western Siberia. Together they accounted for 92.5% of the Group's total natural gas production in 2001. Drilling and exploration operations are carried out by Gazprom's subsidiary, Burgaz.

Gazprom's natural gas transportation subsidiaries are responsible for the transportation of natural gas along trunk pipelines and the supply of natural gas to customers within their respective regions. Presently, there are a total of 17 wholly-owned natural gas transportation subsidiaries, of which four are also engaged in natural gas production and/or processing.

Other subsidiaries of Gazprom are responsible for a number of other functions, including technical supervision of the pipeline systems, research and development, data processing, banking and procurement.

Currently, Gazprom wholly owns 56 subsidiaries, has an interest of greater than 50% in 44 entities and an equity interest of between 21% and 50% (inclusive) in 36 other entities. Gazexport holds interests in a number of foreign joint ventures.

Gazprom's main subsidiaries were, as at 31 December 2001, as follows:

Principal subsidiary undertakings, 100% owned

Astrakhangazprom
Bashtransgaz
Burgaz
VNIIgaz
Volgogradtransgaz
Volgotransgaz
Gazkomplektimpex
Gaznadzor
Gazobezopasnost
Gazpromavia
Gazprominvestholding
Gazprom-Media
Gazprom Finance B.V.
Gaztorgpromstroy
Gazflot
Gazexport
Gazsviaz
Zarubezhgaz Erdgashandel GmbH (ZGG)
Informgaz
IRTs Gazprom
Kavkaztransgaz
Kaspygazprom
Kubangazprom
Leadville Investments Limited
Lentransgaz
Mezhregiongaz
Mostransgaz
Nadymgazprom
Nadymstroygazdobytcha
Novourengoysky GCC
Noyabrskgazdobycha
Orenburggazprom
Permtransgaz
Samaratransgaz
Severgazprom
Servicegazprom
Liquified gas
Surgutgazprom
Tattransgaz
Tomsktransgaz
TyumenNIIgiprogaz
Tyumentransgaz
Uraltransgaz
Urengoygazprom
Yugtransgaz
Yamalgazinvest
Yamburggazdobycha

All of these subsidiaries are incorporated in the Russian Federation, with the exception of Gazprom Finance B.V., ZGG and Leadville Investments Limited, which are incorporated in the Netherlands, Germany and Cyprus, respectively. Gazprom Finance B.V. was established in February 1999 for the purpose of obtaining financing for the Group outside Russia. ZGG acts as the holding company for the Group's interests in a number of gas distribution, storage and transportation companies operating in Central Europe. Leadville Investments Limited was established in 2000 to manage the Group's investments in Russian media companies. Other companies are mainly involved in production, transportation and sale of gas.

Principal subsidiary undertakings, less than 100% owned

	Percent of share capital held as of 31 December	
	2001	2000
OAO Gazavtomatika	49	51
OAO Gazenergoservice	51	51
AB Gazprombank (ZAO)	98	97
OAO Gazsibcontract	96	51
ZAO Gerosgaz	51	51
ZAO Kostromatrubinvest	99	99
OAO Lebedinsky GOK	—	57
OAO AKB National Reserve Bank	40	40
OAO AK Sibur	51	—
ZAO AKB Sovfintrade	94	65
OAO Spetsgazavtotrans	51	51
OAO Volgogradneftemash	51	51
OAO Vostokgazprom	51	51
OAO Zapsibgazprom	34	34

In 2001 the Group's interest in OAO Gazavtomatika decreased from 51% to 49% as the Group did not participate in an additional share issue by OAO Gazavtomatika.

In August 2001 the Group participated in the fourth stock issue of ZAO AKB Sovfintrade and as a result, the Group's interest in the bank's share capital increased from 65% to 94%, including 26% held by AB Gazprombank (ZAO).

As of 31 December 2001, the Group's interest in the equity capital of OAO AKB National Reserve Bank was 40%, in OAO Zapsibgazprom – 34% and OAO Gazavtomatika – 49%. However, due to the fact that the Group continued to exercise control over activities of the above companies, they were still considered as subsidiaries. As at the date of this Offering Circular, the Group has no interest in the equity capital of OAO AKB National Reserve Bank and has a 51% interest in the equity capital of OAO Zapsibgazprom.

Acquisition of OAO AK SIBUR

In January 2001 the Group acquired 51% of the voting shares of OAO AK Sibur. OAO AK Sibur is a leading seller of petrochemical products in Russia, it is also involved in light hydrocarbons processing. The consideration of RR 2,619 million was settled by a combination of cash, promissory notes of Group companies and other securities.

In December 2001 the Group subsidiary OAO AK Sibur purchased interests in the following companies:

Companies (subsidiaries and associated undertakings)	Purchased interest as of 31 December 2001 (%)
OAO Kemerovsky Azot	75
OAO Kautchuk	100
OAO Uralorgsintez	51
OAO Volzhsky AKZ	51
OAO Sibur-Tyumen	42
OAO Stirol	42

Interests in the above companies, all of which are involved in the petrochemical industry in the Russian Federation, were purchased from OOO IT. Total fair value of consideration paid to OOO IT was RR 6,491 million, of which RR 3,691 million was attributable to acquired subsidiaries. The Group management is currently unable to assess whether the transaction with OOO IT is a related party transaction or if OOO IT is a related company to former management of OAO AK Sibur.

In 2001-2002 OAO AK Sibur experienced financial difficulties and as a result was put under the control of a court appointed external administrator . On 10 September 2002 the creditors' meeting approved a settlement agreement which was subsequently approved by the court and which provides for the restructuring and rescheduling of OAO AK Sibur's debts. Certain subsidiaries of OAO AK Sibur (including, in particular, OAO Sibur-Tyumen) are also subject to disputes and proceedings involving various parties. Gazprom's policy in relation to OAO AK Sibur's petrochemical assets is to ensure that OAO AK Sibur retain all such assets that can be technologically and economically integrated into the Group's business.

Lebedinsky GOK

In January 2001 the Group exchanged a 57% interest in Lebedinsky GOK and a 17% interest in Oskolsky EMK for a 48% interest in ZAO Gazmetall. ZAO Gazmetall is a metallurgical holding company with controlling interests in Lebedinsky GOK and Oskolsky EMK. As the Group intends to sell its shares of ZAO Gazmetall, the investment has been classified as an available-for-sale investment. During the third quarter of 2001 management revalued the investment in ZAO Gazmetall to its estimated current market value of RR 2,000 million, recognising the net effect of revaluation in gains and losses on available-for-sale securities in the consolidated statement of operations for the latest Annual Data. In March 2002 the Group made an agreement to sell its 48% interest in ZAO Gazmetall for USD70 million. In accordance with the agreement the buyer of the above shares is OAO Oskolsky Metallurgical Plant, a subsidiary of ZAO Gazmetall.

Management Structure

In accordance with Russian Joint Stock Companies Law and Gazprom's Charter, Gazprom's governing bodies are the General Meeting of Shareholders, the Board of Directors, the Management Committee and the Management Committee Chairman.

The General Meeting of Shareholders is Gazprom's highest governing body and has exclusive power over amendments to the Charter, the reorganisation or liquidation of Gazprom, the election of individuals to the Board of Directors and to the Audit Commission (responsible for control over Gazprom's business and financial activities), determination of the maximum amount of authorised shares, increases to the charter capital (where reserved for the General Meeting of Shareholders by law and by the Charter), reduction of the charter capital, approval of the annual report and annual accounts, determination of whether or not Gazprom is to enter into major transactions (the value of which exceeds 50% of the total value of Gazprom's assets) and approval of certain "interested party" transactions, as defined in Article 81 of the Federal Law "On Joint Stock Companies" No. 208-FZ dated 26 December 1995 (as amended) (the "Joint Stock Companies Law").

The Board of Directors oversees Gazprom's business activities and consists of eleven members, including six members who hold positions in government bodies, two non-executive Directors, one representative of Ruhrgas, one representative of Gazprombank and one member of the Management Committee.

Gazprom's Board of Directors is responsible for the general management of Gazprom, except for those matters which, by law, are within the exclusive powers of the General Meeting of Shareholders.

The Board of Directors has certain powers that are within its jurisdiction. These include the power to determine the priorities of Gazprom's operations; to approve annual budgets; to call General Meetings of Shareholders and to determine the agenda for such meetings; to determine the record date for General Meetings of Shareholders; to increase the charter capital of Gazprom (except where such increase is within the competence of the General Meeting of Shareholders); to issue bonds or other securities; to appoint the executive bodies of Gazprom (i.e. the Management Committee and the Chairman of the Management Committee); to decide on early termination of the powers of these bodies; to approve candidates for the position of a Deputy Chairman of the Management Committee; to determine the remuneration of Management Committee members; to recommend dividends; to use the reserve fund and other funds; to open branch and representative offices; to establish procedures for entering into transactions; and to adopt decisions on major transactions and certain "interested party" transactions.

Members of the Board of Directors are elected by the Shareholders through a system of cumulative voting for terms of one year and may be re-elected any number of times. The General Meeting of Shareholders may also terminate the authority of all members of the Board of Directors. Members of the Management Committee may not comprise more than one quarter of the Board of Directors and there must be at least nine Directors at all times. The Chairman of the Board of Directors is elected by the members of the Board of Directors by a majority vote of all members of the Board of Directors and may be re-elected at any time by a special resolution requiring at least a two-thirds majority. The Chairman of the Management Committee cannot simultaneously serve as the Chairman of the Board of Directors.

The Management Committee and the Chairman of the Management Committee are the executive bodies that manage Gazprom's day-to-day affairs. Members of the Management Committee are appointed by the Board of Directors for a period of five years. The Board of Directors has the right to terminate the authority of any Management Committee members as well as the Chairman of the Management Committee. The powers and jurisdiction of the Management Committee include the preparation and submission of Gazprom's long-term projects and strategic programmes to the Board of Directors; management of natural gas flows and supervision of the operation of the UGSS; control over performance of Gazprom's investment, financial and other programmes; and the approval of accounting and reporting procedures ensuring the timely submission of annual reports and other financial information to all relevant authorities.

The Chairman of the Management Committee may act on behalf of Gazprom ex officio without a power of attorney. He may issue orders and other internal documents, approve staff schedules, hold meetings of the Management Committee and resolve any questions that do not fall within the exclusive jurisdiction of the General Meeting of Shareholders, the Board of Directors or the Management Committee.

The Management Committee meets regularly in accordance with semi-annual schedules which are approved by the Management Committee.

In practice, the Board of Directors is responsible for formulating Gazprom's strategy, and the Management Committee is responsible for implementing such plans and managing Gazprom on a day-to- day basis.

As at the date of this Offering Circular the membership of the Board of Directors was as follows:

Name	Year of Birth	Position
D. Medvedev	1965	Chairman of the Board of Directors, First Deputy Head of the Presidential Administration of the Russian Federation
D. Ananenkov	1952	First Deputy Chairman of the Board of Directors
B. Bergmann	1943	Chairman of the Management Committee of Ruhrgas
B. Fedorov	1958	Leader of the political movement "Russia, Ahead!"
F. Gazizullin	1946	Minister of Property Relations of the Russian Federation
G. Gref	1964	Minister for Economic Development and Trade of the Russian Federation
V. Hristenko	1957	Deputy Prime Minister of the Russian Federation
A. Levistskaya	1954	First Deputy of the Russian Government Administration
A Miller	1962	Chairman of the Management Committee
M. Sereda	1970	Head of Gazprom's Management Committee Office
I. Yuzhanov	1960	Minister of Antimonopoly Policy and Entrepreneurial Support of the Russian Federation

The current membership of Gazprom's Management Committee is as follows:

Name	Year of Birth	Position
A. Miller	1962	Chairman of the Management Committee
A. Ananenkov	1952	Deputy Chairman of the Management Committee
E. Vasilieva	1959	Deputy Chairman of the Management Committee; Chief Accountant
Y. Komarov	1945	Deputy Chairman of the Management Committee
S. Lukash	1957	Deputy Chairman of the Management Committee
A. Ryazanov	1953	Deputy Chairman of the Management Committee
B. Yurlov	1948	Deputy Chairman of the Management Committee
M. Akselrod	1946	Management Committee Member (Capital Construction and Equipment and Technical Supplies)
B. Budzulyak	1946	Management Committee Member (Transportation System)
A. Krasnenkov	1961	Management Committee Member (Property Management)
A. Kruglov	1969	Management Committee Member (Head of Corporate Finance)
B. Nikitin	1940	Management Committee Member (Off-Shore Fields Developing)
N. Gornovsky	1958	Management Committee Member, Mezhregiongas General Director
V. Rezunenko	1935	Management Committee Member (Long-Term Development Planning)
V. Saveliev	1954	Management Committee Member
A. Semenyaka	1965	Management Committee Member (Adviser to the Chairman)

The cumulative direct ownership of shares by the members of Gazprom's Management Committee and the Board of Directors in Gazprom Shares is 0.014% and less than 0.001%, respectively.

Employees

In 2001, Gazprom's work force broken down by area of employment was as follows[1]:

Type of Activities	Number of Employees
Construction	29,943
Exploration and drilling	15,224
Gas transportation	107,363
Production and processing	46,026
Other	118,713
Total	317,269

Note:

(1) These figures represent average employee count for the year 2001.

BUSINESS

Principal Markets

Overview

Gazprom is the world's largest exporter of natural gas. Gazprom exports natural gas through its wholly-owned trading subsidiary, Gazexport, on an agency basis. Exports of gas condensate, oil and oil products are also made through Gazexport.

Gazprom is currently the only supplier of Russian natural gas to Europe. According to CEDIGAZ — "Natural Gas in the World — 2001", Survey August 2002, it supplied 20.9% of natural gas consumed in Western Europe and 57.3% of natural gas consumed in Central and Eastern Europe in 2001. In 2001, Gazprom delivered 127.0 bcm of natural gas to Europe of which Western Europe accounted for 86.6 bcm and Central and Eastern Europe accounted for 40.4 bcm. Germany, Italy, France, Turkey, the Czech Republic, Slovakia, Hungary, Poland, Austria and Finland accounted for Gazprom's largest export markets in Europe. Gazprom is actively looking to increase its European exports through investments in joint ventures, such as Wingas in Germany and Gazum Oy in Finland (see "International Projects and Alliances").

In 2001, Gazprom supplied substantially all of the natural gas consumed in Russia and a significant amount of the natural gas consumed in the Ukraine, Belarus, Moldova, Lithuania, Latvia and Estonia. Natural gas deliveries to consumers in Russia and to countries in the FSU accounted for 278.9 bcm and 39.6 bcm of natural gas in 2001, respectively. Ukraine and Belarus are the largest consumers of natural gas supplied by Gazprom in the FSU.

The following table sets out Gazprom's natural gas deliveries by geographical market.

Gas Deliveries	Year Ended 31 December			6 month period ended 30 June
	1999	2000	2001	2002
	(bcm)	*(bcm)*	*(bcm)*	*(bcm)*
Western Europe	88.4	90.4	86.6	44.8
Central and Eastern Europe	38.4	38.6	40.4	21.0
Total Europe	126.8	129.0	127.0	65.8
FSU	47.2	43.4	39.6	23.1
Russia	260.1	255.0	282.1	145.4
Total Russia and FSU	307.3	298.4	321.7	168.5
Total	434.1	427.4	448.7	234.3

Source: Gazprom.

Industry experts believe that natural gas is gaining an increasing share of the world energy market as a result of it being an effective and environmentally clean fuel. According to the BP Statistical Review of World Energy (June 2002), natural gas consumption, as a percentage of energy consumption in Europe, has increased in recent years and Gazprom expects this trend to continue. This is primarily due to the growth in natural gas-fired power generating capacity, an increase in the use of natural gas in the domestic sector (particularly in Central and Eastern Europe), a decline in the attractiveness of nuclear power and environmental considerations (which have reduced the attractiveness of fuels such as coal). In 2002, natural gas consumption accounted for approximately 22.4% of energy consumption in Western Europe and approximately 23.5% in Central and Eastern Europe. The following table sets forth energy and natural gas consumption in Gazprom's principal markets for the period from 1999 to 2001 as well as the percentage of natural gas consumed as a proportion of total energy in such markets for each year.

	1999	2000	2001
	(mtoe, except for percentages)		
Western Europe [(1)]			
Energy consumption [(2)]	1584.4	1611.6	1624.7
Gas consumption	344.1	365.9	363.8
Gas consumption as a percentage of primary energy Consumption [(3)]	21.7%	22.1%	22.4%
Central and Eastern Europe [(4)]			
Energy consumption	221.8	225.2	228.7
Gas consumption	51.0	50.9	53.7
Gas consumption as a percentage of energy consumption	23.0%	22.6%	23.5%
FSU			
Energy consumption	298.2	298.0	306.4
Gas consumption	153.3	152.8	158.2
Gas consumption as a percentage of energy consumption	51.4%	51.3%	51.6%
Russia			
Energy consumption	626.4	640.3	643.0
Gas consumption	326.4	339.5	335.4
Gas consumption as a percentage of energy consumption	52.1%	53.0%	52.2%

Source: BP Statistical Review of World Energy (June 2002).

(1) Defined for the purposes of this table as the following countries: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Luxembourg, Republic of Ireland, Italy, The Netherlands, Norway, Portugal, Spain, Switzerland, Sweden, Turkey and the United Kingdom.

(2) Energy consumption comprises commercially traded fuels only.

(3) Oil, gas, nuclear, hydroelectric and coal.

(4) Defined for the purposes of this table as the following countries: Bulgaria, Czech Republic, Hungary, Poland, Romania and Slovakia.

According to the BP Statistical Review of World Energy (June 2002), natural gas consumption in Western Europe increased by 4.1% from 1999 to 2000 and fell by 1.9% from 2000 to 2001. It increased as a percentage of primary energy consumption during 2000 and 2001. In 2001, natural gas consumption as a percentage of primary energy consumption ranged from 1.3% in Sweden to 39.8% in The Netherlands. Germany and Italy, Gazprom's major Western European markets, are among the most gas user intensive countries in Western Europe, with gas accounting for 22.3% and 32.7% respectively, of their total energy consumption in 2001. The proportion of gas to total energy consumption in Western Europe is projected by the International Energy Agency to continue to increase.

Energy consumption in Central and Eastern European markets increased by 3.1% from 1999 to 2001 and natural gas consumption increased by 5.3% over the same period.

Gas consumption in Russia and the FSU represented 22.8% of worldwide natural gas consumption in 2001. In the FSU, energy consumption increased by 2.7% from 1999 to 2001 and gas consumption increased by 3.2% during the same period. In Russia, overall energy consumption increased by 2.6%, whilst natural gas consumption increased by 2.7% from 1999 to 2001. The proportion of natural gas to total energy consumption decreased in Russia and increased in the FSU over the same period by 0.1% and 0.2% respectively.

Western Europe

Gazprom operates in the international gas markets through Gazexport. In 2001, Gazprom exported 86.6 bcm of natural gas to Western Europe (compared to 90.4 bcm in 2000) which represented 19.4% of Gazprom's total natural gas supplies in 2001.

The following table sets out Gazprom's natural gas export volumes to Western Europe for the periods indicated:

Country	Year Ended 31 December			6 month period ended 30 June
	1999	2000	2001	2002
	(bcm)	*(bcm)*	*(bcm)*	*(bcm)*
Germany	34.9	34.1	32.6	16.2
Italy	19.8	21.8	20.2	10.7
France	13.4	12.9	11.2	5.5
Turkey [(1)]	8.9	10.2	11.1	5.9
Austria	5.4	5.1	4.9	2.6
Finland	4.2	4.3	4.6	2.2
Greece	1.5	1.6	1.5	0.8
Switzerland	0.4	0.4	0.3	0.2
The Netherlands	-	-	0.1	0.7
Total [(2)]	88.4	90.4	86.6	44.8

Source: Gazprom.

(1) Included amongst Western Europe for the purpose of this table.

(2) Totals may not add up due to rounding.

Gazprom and its predecessors have delivered natural gas to Western Europe since the late 1960s providing Gazprom with a significant amount of commercial experience in the region. Gazprom, acting through Gazexport, supplies natural gas to its Western European customers on the basis of long-term contracts, the initial terms of which are generally 20 years or longer. Outstanding long-term supply contracts with major Western European customers have remaining terms of between 6 years and 21 years. The majority of these contracts contain similar features, including take-or-pay clauses and price setting mechanisms, mostly based on European petroleum product prices, and do not allow for unilateral termination, except in cases of prolonged force majeure. Certain contracts prohibit the re-export of natural gas. Gazprom is discussing pre-export clauses with the European Commission and has agreed that such clauses will not appear in any future contracts. Currently, Gazprom's principal Western European customers are Ruhrgas (Germany), WIEH/Wingas (Germany), SNAM (Italy), Gaz de France (France), OMV (Austria) and Botas (Turkey). Gazprom is paid in foreign currency for the natural gas it sells in Western Europe.

In the opinion of Gazprom's management, one of the most promising and fastest growing export markets is Turkey, where natural gas consumption amounted to 15.5 bcm in 2001, of which Gazprom exports accounted for 11.1 bcm, or 72% of the total natural gas consumption. According to estimates of the Turkish natural gas company Botas, Turkish natural gas consumption will reach 55.0 bcm by 2010 and 82.7 bcm a year by 2020. Gazprom's natural gas exports to Turkey are delivered via the Transbalkan Pipeline through the Ukraine, Romania and Bulgaria and will be delivered via the Bluestream Pipeline when this same becomes operational by the end of 2002 (see "International Projects and Alliances"). Recent economic difficulties experienced by Turkey have not affected the volume of Gazprom's exports to Turkey nor have they resulted in delays in payment.

During recent years, Gazprom has negotiated a number of agreements which are expected to result in increased exports to Western Europe. In particular, since 1998 new contracts were entered into with Gasunie (The Netherlands) for annual deliveries of 4 bcm (within the plateau period as set out in and as defined in the relevant contract) from 2001 until 2021; with Wingas (Germany) for annual deliveries of 4 bcm (within the plateau period as set out in and as defined in the relevant contract) from 1999 until 2023, plus an additional 1.8 bcm annually from 2000 until 2016; with Ruhrgas (Germany) for annual deliveries of 1.5 bcm from 2000 until 2010; and with Fragaz (France) for annual deliveries of up to 2.0 bcm from 1999 until 2004. In addition, contracts with Ruhrgas requiring natural gas deliveries of 13 bcm a year have been extended until 2020. Under existing contracts the volume of gas to be supplied to the European markets on a take or pay basis will reach, as a minimum, 165 bcm by 2010.

Central and Eastern Europe

Gazprom enjoys a dominant position in the Central and Eastern European gas markets due to existing historical, economic and political reasons as well as the proximity of the Central and Eastern European markets to Russia.

In 2001, Gazprom exported 40.4 bcm of natural gas to Central and Eastern Europe (38.6 bcm in 2000), which amounted to 9.1% of the total natural gas supplied by Gazprom in 2001. The following table sets out natural gas export volumes to Central and Eastern Europe for the periods indicated:

Country	Year Ended 31 December			6 month period ended 30 June
	1999	2000	2001	2002
	(bcm)	*(bcm)*	*(bcm)*	*(bcm)*
Hungary	7.4	6.5	8.0	4.5
Slovakia	7.5	7.9	7.5	4.0
Czech Republic	7.8	7.5	7.5	3.6
Poland	6.1	6.8	7.5	3.8
Bulgaria	3.2	3.2	3.3	1.5
Romania	3.2	3.2	2.9	1.7
Yugoslavia	1.1	1.2	1.7	0.9
Croatia	1.2	1.2	1.2	0.6
Slovenia	0.6	0.7	0.6	0.3
Bosnia	0.2	0.3	0.2	0.1
Macedonia	0.04	0.1	0.1	0.05
Total (1)	38.4	38.6	40.4	21.1

Source: Gazprom.

(1) Totals may not add up due to rounding.

Until recently, Gazprom contracted with its Central and Eastern European customers for the supply of natural gas on the basis of shorter-term contracts. In the last few years, Gazprom (acting through Gazexport) has adopted a policy of negotiating medium-term and long-term contracts with a gradual introduction of Western European contract standards as the market economies of Central and Eastern Europe further develop. The majority of the existing contracts contain similar features, including take-or-pay clauses and price setting mechanisms (which are mostly based on European liquid oil product prices) and do not allow for unilateral termination. Gazprom supplies natural gas in Central and Eastern Europe through state-owned natural gas distribution companies and in certain countries through joint ventures in gas marketing and distribution companies. Gazprom considers the formation of new joint ventures for the transportation and marketing of Russian natural gas as a promising form of co-operation with Central and Eastern European countries. Gazprom is paid in fully convertible currency for the natural gas it sells in Central and Eastern Europe.

Prior to 1999, Gazprom had supplied a significant volume of its natural gas to Central and Eastern Europe under the Yamburg Inter-Governmental Agreements, agreements which originally provided for the settlement of construction costs by the delivery of natural gas to certain countries in Central and Eastern Europe and the German Democratic Republic (now part of the Federal Republic of Germany). These Agreements expired in 1999. On 10 October 2001 an agreement was entered into between the Government and the Czech Republic whereby it was agreed that, in consideration of a single payment to the Czech Republic of approximately U.S.$3,500,000 (to be made prior to 10 November 2001), the Government be released from all outstanding obligations to deliver or to procure the delivery by Gazprom of gas to the Czech Republic at preferential rates pursuant to the Yamburg Inter-Governmental Agreements. This payment has not yet been made as the Czech Republic has yet to fulfil certain conditions precedent to the agreement.

The FSU

Historically, Gazprom has had, and continues to have, a dominant position in the supply of natural gas to the FSU. In 2001, Gazprom exported 39.6 bcm of natural gas (43.4 bcm in 2000) which constituted approximately 8.9% of the total natural gas supplied by Gazprom in 2001) to six countries of the FSU: the Ukraine, Belarus, Moldova, Lithuania, Latvia and Estonia. During the six months ended 30 June 2002, Gazprom delivered a further 23.1 bcm of natural gas to the FSU countries. Ukraine accounted for over 60% of these deliveries during this period.

The following table sets out natural gas export volumes to the FSU countries (excluding Russia) for the periods indicated:

	Year Ended 31 December			6 month period ended 30 June
Country	**1999**	**2000**	**2001**	**2002**
	(bcm)	*(bcm)*	*(bcm)*	*(bcm)*
Ukraine	29.5	27.2	21.9	13.9
Belarus	12.2	10.8	11.6	6.0
Lithuania	1.8	2.0	2.2	1.2
Moldova	2.2	1.8	2.1	1.2
Latvia	1.0	1.0	1.1	0.5
Estonia	0.5	0.6	0.7	0.3
Total	47.2	43.4	39.6	23.1

Source: Gazprom.

Current annual contract prices for natural gas supplied by Gazprom to the FSU countries are higher than current Russian domestic prices and are settled on the level close to the world prices taking into account prices for alternative kinds of fuel and intergovernmental agreements in existence with these countries.

In 1999-2001 Gazprom limited its export supplies to the FSU countries (which have experienced economic decline over recent years) in order to avoid further exposure to non-paying customers. However, Gazprom expects these markets to recover and plans to supply 49.5 bcm of natural gas to the FSU by 2005 and 45.8 bcm by 2010. In 2000 Gazprom signed long-term contracts with consumers in Lithuania, Latvia and Estonia (the "Baltic States") to supply 25.5 bcm of natural gas between 2000 and 2005.

The Ukraine, Gazprom's largest FSU customer, is traversed by major pipeline routes from the natural gas fields of Western Siberia to export markets in Europe and is the source of substantial amounts of industrial supplies for Gazprom. Gas exports from Russia to the Ukraine are based on annual inter-governmental agreements with respect to prices and export volumes. Currently, Gazprom is dependent on the Ukraine for the transit of substantially all its natural gas sold in Western Europe. However, the Yamal-Europe and Blue Stream pipelines, which are nearing completion, will reduce Gazprom's dependence on the Ukraine for the transportation of natural gas to Western Europe. On the other hand, the Ukraine is dependent on Gazprom to meet its domestic natural gas requirements. This interdependence is taken into account in negotiations over a number of matters, including the terms of payment for natural gas supplied by Gazprom and transit fees charged by the Ukraine.

Although the prices charged by Gazprom in the FSU are lower than those charged in Western Europe, the failure of a number of FSU customers to pay Gazprom for supplies of natural gas has resulted in substantial debts to Gazprom. As at 31 December 2001, natural gas with a sales value of more than U.S.$2.0 billion (including VAT levied in Russia but excluding charges for late payment) had been supplied to customers in the FSU for which payment had not been received. The amounts owed were due from customers in the Ukraine (U.S.$1.4 billion), Belarus (U.S.$157 million) and Moldova (U.S.$512 million), Gazprom's largest natural gas markets in the FSU. As at 30 June 2002, the amounts owed by these countries had not changed materially and totalled U.S.$2.2 billion. The amounts owed

by customers in Belarus increased by U.S.$43 million and by those in Moldova—by U.S.$47 million. As at 30 June 2002, the amounts owed totalled U.S.$2.2 billion, with the amount owed by customers in Belarus having increased by U.S.$43 million and from those customers in Moldova by U.S.$47 million. The Baltic States were the most reliable paying customers among the natural gas-consuming FSU countries. Since June 2000, in line with Gazprom's policy to limit supplies to non-paying customers, deliveries of natural gas to the Ukraine are in payment for Gazprom's use of transit services through the Ukraine only. Accordingly no further debts for the non-payment of gas delivered to the Ukraine have accrued.

Gazprom's management is taking specific measures to reduce arrears for payments of natural gas owed by FSU customers. In 2000, Moldova restructured a portion of its debt to Gazprom by issuing U.S.$90 million worth of sovereign notes with a Repayment Schedule over seven years. In 2001 Gazprom's contribution of U.S.$60 million into the charter capital of the Moldova Gas was set off against indebtedness in relation to gas supplied in 1997. An amount of U.S.$276 million owed by the Ukraine was set off against delivery of military hardware to the Ministry of Defence of the Russian Federation. In consideration of this delivery of military hardware Gazprom received tax credits to an equivalent value of the amount owed by the Ukraine. Towards the end of 2001, the Government, the Cabinet of Ministers of the Ukraine and the Government of Moldova signed agreements which provided for the restructuring of the Ukraine's and Moldova's debt for the previously supplied natural gas in the amounts of U.S.$1.4 billion and U.S.$0.9 billion respectively, although the restructuring arrangements with respect to the Ukraine are yet to be finalised.

Russia

According to Goskomstat (the State Committee for Statistics), the share of natural gas production as a percentage of the total volume of primary energy production in Russia increased from 20.5% in 1980 to 39.7% in 1990 and to 47.7% in 2000, while the share of oil production decreased from 38.9% in 1990 to 32.8% in 2000 and coal production from 14.5% in 1990 to 12.2% in 2000. The strict regulatory controls imposed on the rise of natural gas prices compared to other fuels has led to the shift towards the increased use of natural gas. As a result of this pricing policy adopted by the Government, natural gas prices at the end of the year 2001 were 1.4 times lower than power-generating coal and three times lower than fuel oil as referenced against 1 tonne of equivalent fuel. In contrast to many other major industrial economies where gas is primarily used for household consumption, in Russia natural gas is sold principally for use in electricity generation and heavy industry. Gazprom believes that electricity generation accounted for 38.6% of total natural gas consumption in Russia in 2001, while industrial users accounted for 32.4%, households consumed 14.5%, and budget and municipal organisations accounted for 14.5%.

Currently, wholesale natural gas prices and transportation tariffs are regulated by the State authorities. Wholesale prices for natural gas supplied to household consumers are lower than the prices for natural gas supplied to industrial consumers. Pursuant to the Resolution of the Government of the Russian Federation No. 1021 dated 29 December 2000, the Government intends to abandon the State regulation of prices for natural gas delivered to end-consumers. Instead, the Government intends to continue regulating tariffs for natural gas transportation services provided by Gazprom (See Appendix B – Part I "Overview of the Russian Gas Industry and its Regulation").

In 2001, Gazprom delivered 282.1 bcm of natural gas (compared to 255.0 bcm in 2000) to Russian consumers. This amounts to 62.6% of the total natural gas supplied by Gazprom in 2001. During the six months ended 30 June 2002, Gazprom delivered 145.4 bcm of natural gas to Russian customers.

Gazprom's natural gas sales to domestic users are confined to natural gas supplies to wholesalers rather than end users. In 2001, approximately 85% of the total volume of natural gas sold by Gazprom within Russia was distributed through third party regional natural gas distribution companies and 15% of natural gas was sold by Gazprom directly to large industrial consumers.

Mezhregiongaz (a wholly-owned subsidiary of Gazprom) accounts for substantially all of Gazprom's domestic sales of natural gas. Mezhregiongaz either sells natural gas through regional gas companies and gas distribution companies which enter into direct sales contracts with end consumers

and gas distribution companies., as well as through its regional branches which enter into direct sales contracts with end consumers and gas distribution companies on behalf of Mezhregiongaz. Gas for household use is delivered by the regional gas companies through gas distribution companies. In addition to selling gas to households, gas distribution companies deliver gas to all companies through low and middle pressure pipelines.

Gazprom has recently accumulated controlling equity stakes in various regional distribution companies that own low pressure pipeline assets with a cumulative pipeline length of 329 thousand kilometres. Such equity stakes were transferred to Gazprom in lieu of a debt repayment. Gazprom believes that due to the new cost based system of tarification for gas distribution the operation of such regional distribution companies will not be loss making.

Simultaneously with the formation of regional gas companies, Mezhregiongaz altered its contracting policies. In addition to long-term contracts with terms of up to 10 years (subject to annual delivery volume adjustments), Mezhregiongaz now widely uses one year gas supply contracts. The main terms and conditions of such contracts are as follows:

- full payment for any natural gas received by the consumer. Such payment, less any advance deposits, must be made on or before the 10th day of the month immediately following the month of the relevant natural gas deliveries to that consumer;
- in the event of the consumer's failure to pay for natural gas supplies on the due date, a penalty will be charged. Should a consumer continue to fail to pay, its natural gas supplies will be restricted and finally, the consumer may be disconnected; and
- natural gas off-take by consumers in excess of the agreed daily quotas without the prior consent of the supplier entails a surcharge payable on such excess consumption (winter surcharge of 50% and summer surcharge of 10%).

Delayed Payments for Gas Deliveries in Russia

During 2001, positive results have been achieved with respect to the collection of payments for natural gas delivered to Russian consumers. This has been due to the resurgence of the Russian economy and Gazprom's co-operation with consumers and administrations of the various republics, federal cities, autonomous regions and other Subjects of the Russian Federation. As at 30 June 2002, arrears of payments for natural gas supplied to Russian customers (including Russian VAT but excluding late payment charges) amounted to approximately RUR 43.4 billion. As at 31 December 2001, such arrears amounted to approximately RUR 43.5 billion compared, compared to RUR 80.1 billion as at 31 December 2000. Cash accounted for 91.9% of sales proceeds collected during the first six months ended 30 June 2002 and 83.3% and 61.7% in 2001 and 2000, respectively.

Pursuant to various Government regulations, there are certain consumers who can not be disconnected. These consumers include organisations such as hospitals, household utilities (such as water and electricity suppliers), military and state telecommunication organisations as well as other consumers whose operations are vital for the Russian population's life support and environmental safety.

Competition

Gazprom has been and continues to be a major supplier of natural gas in Europe. European gas markets are, however, undergoing significant restructuring as a result, in particular, of the EU Gas Directive which came into force in 1998. The purpose of the Directive is to deregulate and liberalise the EU gas market.

This has resulted in increased competition among the major suppliers of natural gas to the region, namely Russia, Norway, Algeria and The Netherlands. Gazprom's substantial reserves and the proximity of major Russian natural gas fields to Europe are expected to support Gazprom's competitive position in the Western European market.

The table below shows the proportion of European natural gas supply attributable to each major supplier of natural gas to the European market in 2001 ***[Update — table does not add up].***

Country	% OF EUROPEAN NATURAL GAS SUPPLY
Russia (Gazprom)	25.9
United Kingdom	21.7
The Netherlands	13.6
Algeria	11.7
Norway	10.6
Denmark	1.6
Italy	3.1
Germany	4.1
Nigeria	1.1
Other	6.4

Source: CEDIGAZ —"Natural Gas in the World — 2001", Survey August 2002.

Whilst production in the countries of Western Europe falls as natural gas reserves in the region are depleted, a rise in exports from Algeria and Norway is becoming more pronounced as these two countries strive to increase their market share.

In Russia and the FSU countries, Gazprom faces competition from other oil and natural gas suppliers, in particular from independent suppliers in Russia and natural gas producing companies in Turkmenistan, Kazakhstan and Uzbekistan. Since April 1998, the independent Russian suppliers have been granted non-discriminatory access to the existing UGSS capacity in Russia. The independent suppliers (24 in total, including major users such as Itera, Pur-Land, Tomskneft, Arctic Gas, TransNafta and others) have historically been, and continue to be, competitors to Gazprom, mainly because of, in Gazprom's view, the Government's protectionist policy in providing preferential terms of gas sales for such independent suppliers (for example, zero excise tax on the sale of gas in Russia, which was in force until 1 July 2000 and a low transportation tariff set by the Federal Energy Commission for transportation of natural gas through the UGSS). Additionally, such independent suppliers can generally be more flexible than Gazprom with respect to the contractual terms and conditions that they can offer to customers in Russia and the FSU as they are not bound by the same strict regulatory requirements that apply to Gazprom.

In 2001, the independent suppliers accounted for 11.6% of natural gas transported through the UGSS. However, the competitive position of alternative suppliers is limited by the relatively small size of their reserve base, a relatively high cost of production and their dependence on access to Gazprom's transportation network.

Itera is the largest independent user of the UGSS. In addition to its own production, Itera purchased natural gas from the Yamal-Nenets Region, which received natural gas from Gazprom in lieu of mineral resource base restoration tax payments to the Region's budget. Since 1 January 2001 Gazprom has discontinued the practice of supplying natural gas in lieu of tax payments to the Yamal-Nenets Region.

Itera has significantly increased its reserve base by acquiring licences for exploration and production of natural gas reserves in Russia, as well as by acquiring other companies holding such licences, including those where Gazprom has or has had minority stakes. In April 2002, the Group completed the repurchase of 32% of the shares in Purgas from Itera pursuant to the repurchase option provided by a share purchase agreement dated 10 February 1999. Purgas has a licence for the development of the substantial Gubkinskoye gas field in Western Siberia. In connection with the return of these Purgas shares, Gazprom has paid Itera RR32 thousand and financed the repayment of RR5.8 billion financing provided by Itera to Purgas to finance development work.

In 1998, Itera acquired Gazprom's 51% stake in Rospan, a Russian natural gas producing company with over 240 bcm of licensed reserves which, due to a difficult basin structure, required a high level of capital investment for such reserves to be developed.

In August 2002 the Board of directors of Gazprom approved the increase of Gazprom's share in the equity capital of OAO Severneftegazprom from 49% to 100% through the exchange of minority stakes in Tarkosalneftegas and Sibneftegas held by Gazprom's subsidiaries for a 51% stake in OAO Severneftegazprom held by ITERA's affiliates TNG Power GmbH and TNG Services. OAO Severneftegazprom holds the licence to the Yuzhno-Russkoye field with proven natural gas reserves of 600 bcm. Annual production at the Yuzhno-Russkoye field is estimated at 15 bcm.

Initially, Itera focused on customers in the Ukraine, Moldova and Belarus with a poor record of payments for natural gas supplies. Itera enjoys a higher degree of flexibility in dealing with these customers as compared to Gazprom which is reliant on these countries for transit of natural gas to Europe and whose contractual terms for the supply of natural gas are dependent on inter-governmental agreements with those countries.

Gazprom has confirmed that all transactions with Itera have been conducted on an arm's length basis and on normal commercial terms and that no member of Gazprom's Management Committee or Board of Directors or any member of their respective families or person over whom or whose assets or resources any such member of the Management Committee has direct or indirect control or significant influence or over whom any such member, together with any other party or parties has common control or significant influence, own, directly or indirectly, any equity interest in Itera.

In early 2001, the Board of Directors of Gazprom appointed PricewaterhouseCoopers to review the financial, property, commercial and production relations between Gazprom and the Itera group for the years 1997 to 2000. In May 2001, the Board of Directors also adopted a code of practice entitled "Procedure for approving transactions involving stocks, shares or participation shares owned by Gazprom, its subsidiaries or affiliated companies" (the "Procedure"). PricewaterhouseCoopers has completed its review and presented the Report to a meeting of the Board of Directors in July 2001. The Board of Directors took the decision that the Report will remain confidential and that it will not publish or disclose the contents of the Report. The Board of Directors considered the Report and found that certain of its recommendations had already been addressed by the adoption of the Procedure. The Board of Directors has directed the Management Committee to draw up plans for the implementation of those recommendations made in the Report that are not addressed by the Procedure.

Reserves

As at 31 December 2001, Gazprom's wholly-owned subsidiaries held production licenses for approximately 26.0 tcm of A, B and C1 natural gas reserves and subsidiaries, in which Gazprom holds less than 100% of the shares, held production licenses for another 5.0 tcm of A, B and C1 natural gas reserves, of which 2.1 tcm is attributable to Gazprom in proportion to its actual shareholding. Gazprom's total A, B and C1 estimated natural gas reserves of 28.1 tcm are equivalent to approximately 60% of the total estimated A, B and C1 natural gas reserves in Russia.

Gazprom estimates its hydrocarbon reserves in accordance with Russian classifications and methodologies. Russian reserves classification standards differ significantly from standards accepted by international practices, in particular, with respect to the manner in which and the extent to which commercial factors are taken into account. Once they are reviewed and approved by the Central Reserve Commission, reserve estimates may be subject to minor changes. The results are to be published in the State Balance of Natural Resources.

In 1997-2000, DeGolyer & MacNaughton, a U.S. independent engineering consultancy evaluated, on the basis of international classifications and methodologies, approximately 84% of Gazprom and its subsidiaries' proved and probable natural gas reserves as defined by the Society of Petroleum Engineers (representing 18 of Gazprom's oil and gas fields). DeGolyer & MacNaughton (see Appendix B — Part II) confirmed:

- high accuracy of estimates for initial geological hydrocarbon reserves (approximately 98%);
- high percentage of reserves migrating to proved category (within a 90% accuracy); and
- economic effectiveness of gas condensate production in the audited fields.

As at 31 December 2000, proved and probable natural gas reserves in Gazprom's evaluated fields amounted to 18.5 tcm according to DeGolyer & MacNaughton. With a 10% discount rate factored in, these reserves had an estimated net present value of U.S.$49.4 billion as at 31 December 2000.

Gazprom is in the process of obtaining a revised and updated independent evaluation of its natural gas reserves on the basis of international classifications and methodologies.

Substantially all hydrocarbon exploration and production licences held by Gazprom's subsidiaries were granted in 1993-1995 in accordance with the Law on Subsoil adopted in 1992 and Regulations on the Licensing and Use of Subsoil issued in 1992.

Extension of licences upon expiration is subject to approval by the federal and regional authorities which are signatories to the licences. The licences impose certain obligations on Gazprom to provide employment, develop local infrastructure, pay certain local and federal taxes and meet certain requirements relating to environmental matters. Licences may be suspended or revoked if the licencees fail to comply with their terms (See "Appendix B — Part I — Overview of the Russian Gas Industry and its Regulation"). Gazprom believes that it is substantially in compliance with the terms of all of its material subsoil licences (although technical breaches may have occurred).

As at 30 June 2002, the Group held:

- 80 production licences with initial terms of 20 to 25 years, with remaining terms of mostly between 13 and 20 years;
- 15 combined exploration and production licences with initial terms of 25 years, with remaining terms of mostly between 18 and 25 years; and
- 27 exploration and appraisal licences with initial terms up to 5 years (without development rights) and with remaining terms of up to 5 years.

Gazprom's reserves are highly concentrated. Out of total A, B and C1 natural gas reserves of 28.1 tcm, 22.9 tcm (or 81.5%) are located in Western Siberia. Most of these reserves are concentrated in very large fields, such as Urengoiskoye, Bovanenkovskoye, Yamburgskoye and Zapolyarnoye. More than half of Gazprom's reserves are in the Senomanian deposit which is characterised by low bedding depth, high delivery rates of wells and dry natural gas.

As at 31 December 2001, Gazprom, through its wholly owned subsidiaries or through subsidiaries, in which Gazprom holds less than 100% of the Shares, held production licences for approximately 1,293.8 million tonnes of A, B and C1 gas condensate reserves (attributable to Gazprom in proportion to its actual shareholding), of which 779.7 million tonnes (or 60.3%) are located in Western Siberia, and 584.6 million tonnes of oil, of which 473.7 million tonnes (or 81.0%) are located in Western Siberia. The remaining reserves are located in other regions of Russia.

The following table sets out, as at 31 December 2001, a summary of all Gazprom's hydrocarbon reserves for which production licences had been awarded:

Region	Gas $(A+B+C_1)$	Gas Condensate $(A+B+C_1)$	Oil $(A+B+C_1)$
	(tcm)	*(million tonnes)*	*(million tonnes)*
Reserves controlled through the wholly-owned subsidiaries			
Nadym-Pur-Taz	16.5	654.5	226.7
Yamal	5.8	100.2	227.0
Hanti-Mansiysky AO	0.02		4.8
Total for Western Siberia	22.3	754.7	458.5
Volga Region	0.9	58.2	20.9
North of the European Part of Russia	0.1	22.4	2.6
Astrahanskaya obl. and Northern Caucasus	2.7	405.1	0.7
Total	26.0	1,240.4	482.7
Reserves controlled through joint ventures (in proportion to Gazprom's actual shareholding)			
Western Siberia	0.6	25.0	15.2
Eastern Siberia (Tomsk)	0.1	9.4	7.5
North of the European Part of Russia	1.4	16.8	29.5
(Barentsevo and Pecherskoe seas)			
Volga Region	0.03	2.2	49.7
Total	2.1	53.4	101.9
Total reserves controlled by Gazprom	28.1	1293.8	584.6

Source: Gazprom.

The following table sets out, as at 31 December 2001 A, B and C1 natural gas reserves for which Gazprom held production licences by major producing fields:

Fields	Reserves $(A+B+C_1)$
	(tcm)
Western Siberia:	
Urengoiskoye [(1)]	5.9
Yamburgskoye	4.2
Zapolyarnoe	3.5
Medvezhe	0.6
Komsomolskoye	0.5
South Region:	
Astrakhanskoye	2.6
Volga Region:	
Orenburgskoye	0.8

Source: Gazprom.

Note:

(1) Includes the North Urengoi, Pestsov, West Pestsov and Yen-Yahinsk fields (Senomanian formation).

The following table sets out, as at 31 December 2001, A, B and C1 natural gas reserves at Gazprom's major natural gas fields currently under development:

Fields	Reserves (A+B+C1)
	(tcm)
Yamal Peninsula:	
Bovanenkovskoye	4.4
Kharasaveiskoye	1.3
Barents Sea:	
Shtokmanovskoye (Gazprom's share)	1.4

Source: Gazprom.

In 2000-2001, Gazprom discovered two large offshore natural gas fields (Kamennomysskoye and Severokamennomysskoye) in the delta of the River Ob. Tentative estimates of A, B, C1 and C2 natural gas reserves in those fields exceed 450 bcm, which would add approximately 1-2% to Gazprom's existing reserve base (calculated on the basis of Russian classifications and methodologies).

Gazprom's current strategy is to focus on the exploration of new fields and natural gas-bearing horizons in proximity to already developed fields so as to achieve a balance between production and reserves growth.

The following table sets out the number of wells drilled by Gazprom in the period from 1999 to 2001, the number of productive wells and an estimate of the total A, B and C1 natural gas reserves in such wells:

	1999	2000	2001
Number of exploration wells drilled of which:			
productive	18	14	12
Addition to natural gas reserves resulting from			
geological exploration (bcm)	12	10	5
Total	186	76	166

Source: Gazprom.

Production

Overview

In 2001, Gazprom produced 512.0 bcm of natural gas, 9.5 million tonnes of gas condensate and 704.4 thousand tonnes of oil compared to 523.2 bcm of natural gas, 9.3 million tonnes of gas condensate and 719.0 thousand tonnes of oil produced in 2000 respectively.

Gazprom produces natural gas, gas condensate and oil from 72 fields located in various regions of the Russian Federation. The main production regions are as follows:

- *West-Siberian region.* Gazprom's main natural gas production region which is characterised by severe weather conditions. There are 12 active natural gas, gas condensate and oil and gas condensate fields which account for 92.5% of natural gas, 52.4% of gas condensate and 72.2% of oil produced by Gazprom. Several production subsidiaries, including Nadymgazprom, Urengoygazprom, Yamburggazdobycha and Noyabrskgazdobycha operate in this region.

- *Urals region.* There is one active oil and gas condensate field, Orenburgskoye, which accounts for 4.5% of natural gas, 3.8% of gas condensate and 27.3% of oil produced by Gazprom. The operating company for this field is Orenburggazprom, which produces, processes and transports natural gas.

- *North-European region.* This region is characterised by severe weather conditions and has 4 active gas condensate fields accounting for 0.6% of natural gas and 4.0% of gas condensate produced by Gazprom. The operating production company for this region is Severgazprom.

- *Volga region.* There is one active gas condensate field in the region, Astrakhanskoye, which accounts for 2.1% of natural gas and 38.7% of gas condensate produced by Gazprom. The operating company for this field is Astrakhangazprom.

- *Northern Caucasus Region.* There are 54 fields which account for 0.4% of natural gas, 1.1% of gas condensate and 0.5% of oil produced by Gazprom. Production of hydrocarbons is carried out by Kubangazprom and Kavkaztransgaz.

Gas

In 2001, Gazprom produced 512.0 bcm of natural gas (compared to 523.2 bcm in 2000) which accounted for approximately 88.1% of the total amount of natural gas produced in Russia. The remainder of natural gas production in Russia is by independent natural gas producers as well as by certain oil companies.

As at 31 December 2001, Gazprom had a total of 9,305 natural gas wells and 569 oil wells in its fields.

The table below illustrates natural gas production for Gazprom's major natural gas fields for the periods indicated:

	Year Ended 31 December			6 month period ended 30 June
	1999	2000	2001	2002
	(bcm)	*(bcm)*	*(bcm)*	*(bcm)*
Urengoiskoye	209.1	193.3	180.4	86.5
Yamburgskoye	175.9	168.0	165.4	83.8
Medvezhiye	38.9	35.8	33.3	16.3
Zapolyarnoye	-	-	7.1	15.8
Komsomolskoye	30.4	30.5	31.0	15.4
Yamsoveiskoye	21.2	21.9	20.6	10.8
Yubileinoye	12.2	15.9	17.4	8.4
Western-Tarkosalinskoye (1)	13.4	13.7	13.6	6.9
Others	5.9	4.9	11.3	2.2
Total Western Siberia	507.0	484.0	473.5	246.1
Orenburg	24.8	24.1	22.8	10.9
Others	13.8	15.1	15.7	7.8
Total Gazprom	545.6	523.2	512.0	264.8

Source: Gazprom.

Note:

(1) The licence to develop the Western-Tarkosalinskoye field is held by Purneftegazgeologia, an entity unrelated to Gazprom. Gazprom is contracted to develop the field and builds its infrastructure, receiving 90% of natural gas production in return. The figures in the table reflect the 90% of the natural gas production that Gazprom is to receive pursuant to the terms of the contract with Purneftegazgeologia.

Gazprom is also developing new fields, particularly in the Nadym-Pur-Taz region, with a view to utilising the increased transmission capacity which will become available following the completion of the construction of the Yamal-Europe pipelines.

Between 1996 and 2001, Gazprom commenced the development of the West-Tarkosalinskoye field, the Yamsoveiskoye field, the Kharvutinskoye area of the Yamburgskoye gas condensate field and the Western and Northern areas of the Komsomolskoye field. In addition, two gas processing units have

been put on stream at the Astrakhanskoye natural gas condensate field; both units have been commissioned at the Neocom deposit of the Yamburgskoye gas condensate field and a combined gas processing plant has been put into operation at the Yubileynoye field. In 2001, total production of gas from these fields amounted to 100.4 bcm. In addition, 22 booster compressor stations with total installed capacity of 1,343 megawatts commenced operation between 1996 and 2001, and 1,038 operating wells were brought on stream.

Infrastructure is being developed at the Zapolyarnoye field. This field commenced commercial production in the third quarter of 2001, after a gas treatment plant ("GTP") had been placed in operation which allowed 7.1 bcm of gas to be delivered during the remainder of 2001. By the end of 2002 it is anticipated that this GTP will reach its full operating capacity of 35 bcm per annum. For the 6 month period ended 30 June 2002 gas production was 15.8 bcm.

By the end of 2005, once the planned second and third of GTP are commissioned, gas production is expected to rise to 100 bcm per annum. Gazprom believes that this peak rate of gas production can be sustained for a 12 year period. Gazprom believes that by bringing the Zapolyarnoye field on stream will compensate for the declining production in mature fields such as Urengoyskoye and the overall decrease in natural gas production in Western Siberia.

Gazprom intends to maintain an average annual production level of 530 bcm between the years 2003 and 2010. In order to maintain such average annual production levels. Gazprom has determined that the gas and gas condensate fields of both the Yamal Peninsula and the Karskoye Sea shelf need to have commenced production in addition to the anticipated production levels at developed fields with existing infrastructure in the years 2007 to 2010.

Gas Condensate

Gazprom's gas condensate production in 2001 amounted to 9.5 million tonnes (compared to 9.3 million tonnes in 2000). 91.1% of such gas condensate was produced from the Urengoiskoye, Astrakhanskoye and Yamburgskoye fields. Gazprom intends to increase condensate production, particularly in the Yamburgskoye and Astrakhanskoye fields and bring on stream the En-Yahinskoye field during 2003.

The table below illustrates gas condensate production from Gazprom's major fields for the periods indicated:

	Year Ended 31 December			6 month period ended 30 June
	1999	2000	2001	2002
	(thousand tons)	*(thousand tons)*	*(thousand tons)*	*(thousand tons)*
Urengoiskoye	3,772.7	3,516.5	3,635.6	1,745.4
Yamburgskoye	1,554.5	1,519.3	1,335.7	761.8
Astrahanskoye	3,046.9	3,413.4	3,670.5	1,860.3
Others	799.5	846.0	840.2	422.1
Total	9,173.6	9,295.2	9,482.0	4,789.6

Source: Gazprom.

The production of gas condensate has increased over recent years as new gas condensate fields have been brought on stream.

Oil

In 2001, Gazprom produced approximately 704.4 thousand tonnes of oil (compared to 719.0 thousand tonnes in 2000) from the perimeters of its two main gas condensate fields, namely Urengoyskoye and Orenburgskoye.

The table below illustrates oil production in Gazprom's major fields for the periods indicated:

	Year Ended 31 December			6 month period ended 30 June
	1999	2000	2001	2002
	(thousand tons)	*(thousand tons)*	*(thousand tons)*	*(thousand tons)*
Urengoyskoye	543.1	512.0	508.3	254.4
Orenburgskoye	173.4	205.5	192.6	94.2
Others	–	1.5	3.5	–
Total	716.5	719.0	704.4	348.6

Source: Gazprom.

Gas and Gas Condensate Processing

Gazprom operates six natural gas and gas condensate refineries which remove hazardous and corrosive substances from natural gas and gas condensate, thoroughly dry the natural gas and prepare it for transportation. The stabilisation of gas condensate results in liquefied gases and a broad range of oil products.

Natural gas and gas condensate refineries are sophisticated, state of the art plants that combine chemical facilities with petroleum refining facilities. Some plants have implemented unique technologies for treating natural gas with a high sulphur content (the Astrakhan plant treats natural gas with hydrogen sulphide and carbon dioxide content reaching 40%), and produce odorants, technical carbon and gaseous and liquid helium. All such plants are directly linked to respective gas condensate fields and constitute single technologically-related complexes.

Astrakhan Gas Refinery. This is a refinery for the processing of natural gas with a high sulphur content and gas condensate extracted from the Astrakhan gas condensate field. The plant comprises two lines, each having an annual capacity of 6 bcm of refined natural gas. The refinery's products include:

- dry market-grade natural gas which is fed into trunk pipelines;
- natural gas-derived sulphur;
- motor gasoline;
- diesel;
- residual fuel oil;
- industrial-grade propane/butane mixture; and
- stabilised gas condensate.

Orenburg Gas Refinery. One of the world's largest refineries, it processes natural gas with a high sulphur content and gas condensed hydrocarbons. The refinery's products include:

- dry market-grade natural gas;
- stabilised gas condensate;
- liquefied natural gas;
- multi-component hydrocarbon distillate (MHD);
- natural gas-derived sulphur; and
- odorants.

Orenburg Helium Plant. This is Russia's largest producer of helium. The plant's products include:

- gaseous and liquefied helium;
- ethane;
- multi-component hydrocarbon distillate (MHD); and
- liquefied natural gas.

Sosnogorksy Gas Refinery. The refinery's products include:

- dry market-grade natural gas;
- liquefied natural gas;
- stabilised gas condensate;
- motor gasoline; and
- technical carbon.

The West Siberian refining complex comprises two facilities: the Urengoy Condensate Preparation Plant and the Surgut Condensate Stabilisation Plant.

Urengoy Condensate Preparation Plant. The plant's products include:

- de-ethanised natural gas (used as feedstock for further refining at the Novo-Urengoy Gas Chemistry Complex—see "International Projects and Alliances");
- de-ethanised condensate;
- stabilised gas condensate;
- motor gasoline; and
- diesel.

Surgut Condensate Stabilisation Plant. One of the world's largest refining complexes, it processes oil and gas condensate mixture produced from the West Siberian fields. The refinery's products include:

- stabilised condensate;
- motor gasoline;
- diesel;
- liquefied gases; and
- pentane-hexane fractions.

The table below shows the volumes of key products which were produced and refined by the Group in the periods indicated:

	Measuring Unit	Year Ended 31 December			6 month period ended 30 June
		1999	2000	2001	2002
Processing of the raw material:					
Gas processing	bcm	35	35	35	17
Primary processing of oil and gas condensate	thousand tonnes	4,950	4,881	4,966	2,633
Processing product:					
Dry natural gas	bcm	28	28	27	13
Liquefied natural gas..	thousand tonnes	1,364	1,834	2,111	939
Ethane........................	thousand tonnes	310	302	286	146
Stable condensate	thousand tonnes	5,912	6,049	6,048	3,199
Gazolin	thousand tonnes	1,103	1,124	1,216	574
Diesel fuel	thousand tonnes	1,521	1,513	1,617	796
Furnace fuel oil	thousand tonnes	358	380	384	170
Sulphur	thousand tonnes	4,068	4,484	4,695	2,443
Helium	thousand cubic metres	4,628	5,274	5,336	2,900
Odorant	thousand tonnes	3	3	3	1
Technical carbon	thousand tonnes	24	26	29	14
De-ethanised natural gas	mcm	797	733	737	295

Source: Gazprom.

Transportation

Gazprom owns and operates the UGSS, a single centrally controlled system for natural gas production, processing, transportation, storage and deliveries. The UGSS includes the world's largest high pressure trunk and distribution pipeline system with approximately 155,000 km of pipelines. Gas transportation is powered by 254 compressor stations with a total capacity of approximately 42,600 MW. Seasonal peak loads are levelled off using 22 underground natural gas storage facilities.

Gas for domestic consumption and export is transported for an average distance of approximately 2,500 km in Russia. Gazprom's dispatch management centre, located in Moscow, controls and manages the transportation of gas in Russia.

The total volume of natural gas consumed by the pipeline system was approximately 45.7 bcm in 2001, 86% of which was used for internal consumption and the rest absorbed by technical losses (including natural gas leakage).

The following table sets forth some key figures in respect of the UGSS natural gas balance for the periods indicated (excluding Central Asia transit gas):

Gas Balance Items	Year Ended 31 December			6 month period ended 30 June
	1999	2000	2001	2002
	(bcm)	*(bcm)*	*(bcm)*	*(bcm)*
Total gas supplies, including	607.7	608.8	590.3	302.6
Gazprom's own production	533.4	510.1	499.0	257.9
Gas from independent suppliers	17.9	33.4	40.5	21.9
Withdrawals from underground storage	52.5	53.3	48.3	20.5
Total deliveries, including	607.7	608.8	590.3	302.6
Additions to underground storage	52.6	60.3	46.8	22.0
Deliveries to customers in Russia	299.8	308.4	317.5	162.6
Exports to Europe	126.8	129.0	127.0	65.8
Deliveries to customers in CIS and Baltic countries	77.7	63.6	52.9	27.5
Technological needs and transportation system losses (1)	50.8	47.1	45.7	24.5
Changes in natural gas volume within UGSS pipelines	–	0.4	0.4	0.2

Source: Gazprom.

Note:

(1) Includes own consumption required to run the natural gas pump turbines, plus technological losses, including gas leakages.

Gazprom's pipeline system transports natural gas principally from the large Western Siberian fields westward towards the heavily populated regions of Russia, the main export markets of Western and Central and Eastern Europe, Turkey and certain FSU countries. Other parts of the pipeline system originate in the Volga-Urals region natural gas fields, including the Orenburgskoye and Astrakhanskoye fields. Several large pipeline systems from Kazakhstan also enter Russia from natural gas fields in Turkmenistan, Uzbekistan and Kazakhstan.

All of the natural gas exported by Gazprom to Europe (except Finland) is transported through pipelines maintained by other countries, primarily the Ukraine. Gazprom pays transit fees for the use of these pipelines. The negotiations of these fees and access to these pipelines are important elements of Gazprom's export business. Transit fees are a significant element of the natural gas price to end users in Europe.

The maintenance of Gazprom's natural gas transportation business is organised on a regional basis through specialised gas transportation subsidiaries and a number of production subsidiaries which also operate pipelines. The gas transportation subsidiaries are responsible for the operation and maintenance of pipelines and for the transit of natural gas to regional and local distribution companies or directly to end-consumers. Gazprom's subsidiaries have laid, at their own expense, 1,000 km of gas transportation pipelines in 2001. Gazprom also owns various interests in regional and local distribution companies equating to around a 10% market share of the Russian gas distribution business.

The high level of integration of Gazprom's pipeline network, achieved by the use of multiple and parallel pipelines, inter-connectors and underground storage facilities, ensure that natural gas deliveries to distributors, export customers and consumers are reliable. Gazprom believes that within the past ten years there have been no significant supply interruptions to consumers, despite several pipeline failures, as a result of the use of available spare transportation capacity within the UGSS.

The construction of Gazprom's gas pipeline system was started 57 years ago with the first Saratov-Moscow pipeline, however the majority of Gazprom's gas pipeline system was constructed during the period from 1970 to 1990. The age of the pipeline system, as at 30 June 2002, is shown in the table below:

	%
Up to 10 years	22
11-20 years	41
21-33 years	23
Over 33 years	14
Total	100

Source: Gazprom.

The continuous and long term operation of the pipeline system, combined with ageing and worn and obsolete equipment, dictate the maintenance requirements of the gas lines and compressor station facilities. Annual capital repairs and preventative maintenance programmes are carried out with a view to enhancing efficient gas flow distribution, reliable gas supply and technological and environmental safety of the transportation operations. Maintenance work is preceded by gas pipeline inspection achieved through various means. In 2001, 11,300 km of pipelines were inspected using in-the- pipe probes, while 40,000 km of trunk gas lines were checked using electric measurements. Following such diagnostic checks, 1,111 km of pipelines and 251 underwater crossings were overhauled. As a result of such pipeline repairs, the incidence of faults that involve interruptions or restrictions of gas supply dropped from 0.58 per 1000 km of pipelines in 1985 to 0.19 in 2001.

Under the auspices of the EBRD, 13 Western European companies, (in conjunction with Gazprom's specialists) conducted a two-year study of the UGSS between 1993 and 1995, in order to assess the system's condition and to formulate measures for improving its performance. The final report, which was based on an analysis of the operation of the UGSS in 1995, showed that, in most cases, the extensive branching structure of the UGSS, together with the availability of spare pipeline through put capacity, enabled natural gas flow to be either re-routed or increased in the case of an emergency.

Gazprom is continually working to improve the UGSS. It has developed a detailed programme to refurbish a number of its compressor stations and gas pipelines by year end 2005. The programme includes plans for the replacement of worn out and obsolete compressor gas pumping units with state-of- the-art hardware as well as the implementation of process controls and optimisation systems, both for individual pipelines and for the system as a whole. To date, this programme has resulted in 53 gas pumping units being refurbished and 35 replaced. The new units have a total power output of 508MW.

Gazprom believes that the programme will allow it to achieve a significant reduction in its in-house gas consumption as well as a reduction in atmospheric pollution. The programme has already delivered improvements with emissions in 2001 being 6,600 tons lower than in 2000. This figure includes a reduction of carbon oxide emissions by 3.5% and of nitrogen oxides emissions by 0.3%.

Gazprom outsources a significant amount of its pipeline construction work to third party contractors through a tender process. Construction contracts are awarded to the most competitive bidder by the Gazprom Tender Committee. Stroytransgaz has been a successful bidder for a large number of Gazprom's construction projects, due to the competitive terms that it has offered and its historical experience of previous successful co-operation with Gazprom. Gazprom has determined to establish its own construction company — Gazpromstroy, although Gazprom's management have indicated that it will continue to contract with Stroytransgaz and other contractors should the contractual terms offered by Stroytransgaz and other contractors prove to be more competitive.

Gazprom has confirmed that all transactions with Stroytransgaz have been conducted on an arm's length basis and on normal commercial terms.

Gazprom is in the process of acquiring a 25% equity interest in Stroytransgaz.

Gazprom provides the independent suppliers with access to the UGSS subject to the following requirements:

- Availability of spare transport capacity for the time period proposed by the independent supplier;
- Adequate quality and technical parameters of natural gas suppliers;
- Availability of secondary routes for supply and off-take of natural gas equipped with adequate metering devices; and
- Availability of natural gas supplies and relevant customer demand for the proposed time period.

During the year 2001 a total of 24 independent gas suppliers, with a cumulative volume of gas transported equating to 11.6% of total volume of gas transported through the UGSS, had access to Gazprom's transportation system.

Underground Storage

Currently Gazprom operates 22 underground storage facilities in Russia. By the beginning of the 2002/2003 heating season market-grade natural gas reserves equal to 61.7 bcm of gas were stored in these storage facilities. The capacity of the underground storage facilities allows Gazprom to supply 17% of the annual volume of gas consumption from these facilities of which 25% is supplied in winter. Currently 5 new underground gas storage facilities are under construction.

In 2002 — for the autumn/winter 2002/2003 - pursuant to existing contracts, Gazprom arranged storage of 4.3, 2.5 and 2.1 bcm of natural gas in Ukraine, Germany and Latvia, respectively.

Electricity

The operation of the industrial facilities owned by Gazprom is supported by Gazprom's own generation facilities. Currently Gazprom operates 9,500 electric power stations with a total capacity of 8.6 million kW. Production of electricity in 2001 reached 1.2 billion kW.

Communication

Gazprom has developed an extensive internal communications network, which it maintains and operates in conjunction with the UGSS with a view to ensuring the technical reliability and safety of the UGSS.

The system consists of a ground based network and a satellite system. The ground based network includes 72,000 km of cable communication lines, 17,100 km of multi-channel radio lines and 628 automated telephone stations with total capacity of 245,000 numbers. The satellite system consists of the satellite "Yamal-100" and 105 land-earth stations which transmit to and receive signals from the satellite.

Strategy

Gazprom's main strategic objective is to increase profitability and to further strengthen its position in the domestic, FSU and European gas markets while continuing to satisfy the demand for natural gas and to improve payment discipline in Russia.

Increase efficiency of domestic operations: The efficiency of domestic operations is contingent on the improvement of payment discipline and the profitability of domestic sales.

Improve profitability of domestic sales: The domestic natural gas prices are controlled by the state. Gazprom continues to work with state bodies to eliminate the current disparity between export and domestic gas prices. The Government increased domestic natural gas prices by 15% as of 1 July 2002 following on from a 20% increase as of 15 February 2002.

Further improve payment discipline: Gazprom has improved and intends to further improve payment discipline in the domestic market by imposing *stricter payment requirements and targeting its largest debtors*.

Achieve planned long-term production levels: Gazprom plans to maintain future production at an average annual level of 530 bcm for the next ten years.

Expanded export capacity: Gazprom is working on the construction and expansion of its export transportation network, including the Yamal-Europe, Blue Stream and Trans-Balkan pipeline projects, provide diversification of routes and greater security of gas deliveries to Gazprom's principal markets.

Core Business Investment Programme: Gazprom recognises the need in the next 10 years to continue and further increase its core business investment programme.

Maintenance of long-term natural gas supply contracts: Gazprom, subject to discussions with the European Commission, intends to maintain its portfolio of long-term natural gas supply contracts with European customers, capitalising on an increasing demand for gas in the region and its track record as a reliable supplier.

Vertical integration and diversification into petrochemicals production: This strategy is being pursued both domestically and internationally through acquisitions and joint ventures aimed at capturing wider distribution and value-added margins and securing its competitive position in the domestic, FSU and European gas markets. Gazprom holds 51% of voting shares in OAO AK Sibur, a major Russian petrochemical company which owns assets in certain FSU countries as well as in Central and Eastern Europe.

New Markets: Gazprom plans to develop new markets with particular focus on Southern Europe, the United Kingdom and China.

INTERNATIONAL PROJECTS AND ALLIANCES

The Yamal-Europe Pipeline Project

In order to increase the export of Russian natural gas to Europe, Gazprom is proceeding with the Yamal-Europe project. The Yamal-Europe project consists of constructing pipelines from the northern parts of the Tyumen region in Russia to Germany, running through the territories of Belarus and Poland. The projected annual capacity of the first stage of the pipeline is approximately 32 bcm. The new transportation route, is being constructed in reverse order, i.e. from the consuming regions to the production areas.

In October 1999 the most important section of the first pipeline (approximately 1,230 km) running from compressor station Nesvizhskaya in Belarus to connect with the German STEGAL pipeline and four compressor stations became operational.

The commissioned facilities account for more than 50% of the pipeline potential output. Gas supplies via Yamal-Europe started on 7 November 1999. The owner of the German section of this pipeline is Wingas, the joint venture between Gazprom and Wintershall and of the Polish section is Europol Gaz, a joint venture in which Gazprom, PGNiG (the 100% state-owned Polish gas company) and Polish joint stock company Gaztrading participate.

In addition to increasing exports, the Yamal-Europe Project is expected to enhance supply reliability through the creation of a new export route. Connecting the Yamal-Europe pipeline to the existing natural gas transportation network in Germany will allow for the full integration of this pipeline into the European gas network.

A decision of Gazprom as to whether to construct a second Yamal-Europe trunk pipeline will depend on demand for natural gas in western Europe.

Blue Stream Project

In alliance with key Italian gas purchaser and distributor ENI, Gazprom is constructing a new gas trunk pipeline from Russia via the Black Sea to Turkey. It is anticipated that annual volume of natural gas ex-ports along this pipeline will amount to 16 bcm from 2008. Gazprom expects to commence natural gas ex-ports to Turkey via the Blue Stream Project route by the end of 2002. It is anticipated that, by 2008, the total volume of Russian natural gas exports to Turkey will be 30 bcm. Upon completion, this project will further open the promising Turkish market to Gazprom.

In November 1998, Gazprom and ENI entered into a memorandum of understanding to participate on an equal basis in Blue Stream Pipeline Company B.V., a special project company for the development and operation of a natural gas transportation system from Dzubga (including the Beregovaya compressor station located in the vicinity of Dzubga in Russia) to Samsun in Turkey (the "Offshore Section"). This system will be connected to Gazprom's existing pipeline network through a new pipeline running from Izobylnoye to Beregovaya (the "Onshore Section"). The Onshore Section and the Offshore Section together constitute the Blue Stream Project.

The pipeline from Russia to Turkey is approximately 760 km long of which about 390 km runs under the Black Sea. The Onshore Section of the Blue Stream Project is connected to the existing Gazprom pipeline network.

The pipeline route from Russia to Turkey running through the Black Sea is over 1000 km shorter in comparison to an onshore pipeline passing through the territories of the Ukraine, Moldova, Romania and Bulgaria.

The total estimated construction cost of the Offshore and Onshore Sections of the Blue Stream Project is approximately U.S.$3.3 billion. The value of the turnkey contract for the construction of the Offshore Section of the pipeline and the Beregovaya compressor station is approximately U.S.$1.7 billion.

To fund the project Gazprom and Blue Stream Pipeline Company B.V. entered into agreements with a syndicate of Western European and Japanese banks to raise loans to finance the Blue Stream Project. The total amount available to Gazprom and Blue Stream Pipeline Company B.V. for the Blue Stream project is U.S.$1.76 billion. Of this amount Gazprom is able to borrow U.S.$573 million (U.S.$490 million had been drawn by Gazprom as at 10 September 2002) and Blue Stream Pipeline Company B.V. is able to borrow the balance of U.S.$1.187 billion. At 10 September 2002 Blue Stream Pipeline Company B.V. had drawn U.S.$184 million of the credit facility, of which U.S.$114 million has been guaranteed by Gazprom. The remainder of the financing for the Offshore Section of the Blue Stream Project is covered by the various equity contributions of the sponsors of the project, Gazprom and SNAM (ENI's subsidiary) and a U.S.$866 million loan to Blue Stream Pipeline Company B.V. with the guarantee of SNAM. The outstanding financing required for the Onshore Section of the Blue Stream Project is to be provided by Gazprom from its own funds and through other debt financing. For example, in February 2001, Gazprom received a loan for these purposes of euro 250 million from a consortium of international banks led by Bayerische Hypound Vereins Bank. The loans received by Gazprom to implement this project are issued on a secured basis.

Shell

On 17 November 1997, Gazprom signed a strategic alliance agreement with Shell, which contemplated the parties' joint co-operation on several projects. So far, the parties are in the process of negotiating the draft joint venture agreement, coordinating projects for Shell's participation in the extension of the gas transportation system, and negotiating the terms of financing and implementation of the production sharing agreement. In accordance with the strategic alliance agreement, Shell proposed to create an international consortium to oversee investment in the Ukraine's gas transit system, the main objective of which would be to organise proper management and control over that system. The parties are presently continuing consultations in respect of the above issues.

Petro China

On 4 July 2002 Gazprom, Royal Dutch/Shell and ExxonMobil, acting as a consortium, signed a framework agreement with Petro China on the creation of a joint venture on the West-East pipeline project in China. The project envisages the production of natural gas in the Sintszyan-Uigur region in China, the construction of a pipeline of approximately 4,000km in length to Shanghai and the sale of gas in the eastern Chinese market. The parties are in the process of negotiating the terms of the joint venture on the construction and operating of the pipeline as well as on the conclusion of gas production sharing agreements and on the establishment of a Unified Trading Company responsible for gas sales to consumers. All negotiations are planned to be completed by the end of 2002.

BASF

Gazprom is supplying an increasing proportion of natural gas to the Western and Central and Eastern European markets via transportation and marketing companies in which it has equity interests.

In Germany, Gazprom and BASF agreed to undertake joint marketing of natural gas and to build and operate gas pipelines and supply networks in 1990. This agreement led to the construction of the STEGAL gas pipeline which, with a total length of 313 km, connects the MIDAL gas pipeline with the Czech natural gas pipeline system.

Gazexport, through its German subsidiary, Zarubezhgaz Erdgashandel ("ZGG"), owns a 35% share-holding in Wingas. Wingas in turn owns the MIDAL-STEGAL pipeline system and a natural gas storage facility at Rehden with a current utilised capacity of 4.2 bcm. The total amount invested into the MIDAL-STEGAL pipeline system and the gas storage facility at Rehden amounts to approximately DM 4 billion, including Gazprom's contribution of DM 1.4 billion.

Gazexport and Wintershall each have a 50% shareholding in the gas trading company Wintershall Erdgas Handelshaus ("WIEH"). WIEH purchases its natural gas supplies exclusively from Gazprom under long-term contracts. Two long-term natural gas supply contracts have been concluded with WIEH for a total annual volume of 13.8 bcm. Sales by WIEH are to Wingas, Verbundnetzgas, a

major natural gas distributor in eastern Germany (of which ZGG owns approximately 5%) and BASF. Wingas' gas sales are to municipal undertakings, gas utilities and major industrial consumers. Gazprom has concluded two long-term natural gas supply contracts with Wingas for a total annual volume of 5.8 bcm. In 2001, Gazprom supplied 13.5 bcm of natural gas to Wingas and WIEH for sale in Germany and some other Western European countries. Overall, Gazprom supplied 111.1 bcm of natural gas to WIEH and Wingas between 1991 and 2001. During the same period, Gazprom supplied 30.0 bcm of natural gas to WIEH for resale in Bulgaria and Romania.

At the end of 1998, the 294 km long WEDAL pipeline became operational, linking the Wingas pipe-line network with the Belgian pipeline system and the Interconnector pipeline which links the UK gas transportation system to the continent. Gazprom has acquired a 10% interest in the Interconnector pipeline. Initially, the WEDAL pipeline was designed to transport UK gas under contracts between Wingas, British Gas and Conoco and provides Wingas with the security of supply from diverse transportation sources. Gas sup-plies from Continental Europe to the UK may also be carried through the Interconnector pipeline.

At the end of 1999, a 340 km pipeline, known as the YAGAL pipeline, with a capacity of 26.0 bcm per year was put into operation. This pipeline connects the Yamal-Europe pipeline with the STEGAL pipeline. The completion of this pipeline enabled Gazprom to expand its supplies of natural gas to European countries and improved the reliability and flexibility of supplies of Russian natural gas to Germany.

Under the strategic alliance agreement between Gazprom and BASF, a feasibility study for the joint development of the Achimovsk formations of the Urengoyskoye field was jointly prepared and coordinated by Gazprom and Wintershall. The terms and conditions of the joint venture are currently being negotiated.

Transbalkan Pipeline Project

Gazprom is evaluating the possibility of increasing and diversifying its gas transportation routes to the Balkan states and Turkey. In order to increase natural gas supplies to the these states, Gazprom, in association with various national companies, is working on the expansion and modernisation of the existing pipeline network in the Ukraine, Romania and Bulgaria (the Transbalkan Pipeline Project).

Expansion of transit capacities within the Ukraine is being gradually implemented. A compressor station, Tarutino, was put into operation in 2001 within the operating transit gas pipeline Ananiev-Tiraspol-Izmail. At present the next phase of the project, the construction of loopings within the gas pipeline Annaniev-Tiraspol-Izmail, is being introduced. The construction and expansion of transit capacities in Bulgaria and Romania has been, as at the date of this Offering Circular, largely completed.

South Pars

On 28 September 1997, Total (now TotalFinaElf), signed an agreement with the National Iranian Oil Company for the development of the second and third phases of the South Pars field. Gazprom, Petrolian Nacional Berhad (Petronas), the Malaysian state oil company and Total signed a partnership agreement for the development of this project, with a total anticipated project cost of approximately U.S.$2 billion. Pursuant to the terms of the agreement, Gazprom obtained a 30% interest.

The construction of two production platforms, two off-shore pipelines and an on-shore gas complex has been completed. Production of natural gas and gas condensate and oil started in March 2002 and the export of gas condensate started in April 2002. The gas processing plant is expected to be operating at full capacity by October 2002.

Rosneft

Within the framework of an agreement entered into by Gazprom and Rosneft on 4 October 2001 to create a joint venture company for the development of Kharampurskoe, Prirazlomnoe and Shtokmanovskoe fields, work is being carried out on the Kharampurskoe field project.

Novy Urengoy Chemical Complex

The Novy Urengoy Chemical Complex was designed in cooperation with Salzgitter Anlagenbau and Linde, with some BASF participation.

The Novy Urengoy Chemical Complex will process 1.62 million tonnes of de-ethanised natural gas a year, yielding 340 thousand tonnes of ethylene to be used as feedstock for 300 thousand tonnes of high pressure polyethylene. By-products will include 280 thousand tonnes of long distillate of light hydrocarbons as well as up to 920 thousand tonnes of annual methane gas production.

Other Joint Ventures

In addition to its activities in Germany, Gazprom has also established further joint ventures to transport and market natural gas in other European markets. In certain countries, Gazprom's subsidiaries or affiliates also distribute natural gas. Gazprom's strategy of acquiring equity participations in gas transportation companies and gas marketing companies, which has been successfully implemented in Germany, has also been applied in other European markets. In Finland, Gazprom acquired a 26% interest in the national gas distribution system in 1994 through the formation of Gasum, a joint venture with Neste (now Fortum). Gasum is the sole distributor of natural gas in Finland and is supplied exclusively by Gazprom. In Poland, Europol Gaz, a joint venture in which Gazprom has a 48% interest, is engaged in the construction of the Polish section of the Yamal-Europe Project. Post completion, Europol Gaz will own the Polish section of the transit pipeline and transport Russian natural gas to Germany. The following table summarises the main natural gas transportation and marketing joint ventures in which Gazprom, or Gazexport, participated in other European markets as at 31 December 2001:

Country	Entity	Interest	Joint Venture Partner	Description
Austria	GWH Gas und Warenhandelsgesellschaft	50%	OMV	Gas marketing and general trading company
Bulgaria	Overgaz	50%	Overgaz	Gas transportation and marketing of Russian natural gas in Balkan countries
Finland	Gasum	25%	Fortum Oy, Ruhrgas, The State of Finland, Finnish companies	Gas transportation and marketing
France	FRAGAZ	50%	Gaz de France	Gas trading and general trading activities
Greece	Prometheus Gas	50%	Copelouzos Group	Gas marketing and natural gas transport management
Hungary	Panrusgaz	33%	MOL	Gas marketing
Italy	Promgas	50%	SNAM	Gas marketing
Poland	Europol Gaz	49%	PGNiG Gas Trading	Transportation, construction, ownership and operation of the Polish section of the Yamal-Europe project
Poland	Gas Trading	16%	PGNiG, Bartimpex, WIEH Wenglokoks	Gas and Oil marketing
Slovakia	Slovrusgaz	50%	SPP	Gas transportation and marketing, general trading business
Turkey	Turusgaz	45%	Botas, Gama	Gas marketing

Source: Gazprom.

Other foreign associate undertakings related to gas distribution and transportation include: Armrosgazprom in Armenia with Gazprom's stake of 45%, BSPC in Netherlands - 50%, Latvias Gaze in Latvia - 25%, Stella Vitae in Lithunia - 30% and Moldovagaz in Moldova with 50%.

In March 2002, the consortium of German Ruhrgaz and French Gaz de France acquired a 49% interest in the share capital of Slovenski Plenarenski Premysel ("SPP") for U.S.$2,700 million. SPP is a Slovak national company, engaged in gas production and transportation. Pursuant to the agreement

with the consortium, Gazprom has the ability to purchase one third of the stake from the consortium by 31 March 2004.

Non-Core Investments

The Group engages in various non-core activities which are ancillary to its main business. These sup-porting operations include construction and production of construction materials, food processing and procurement, transportation (including auto transport and aviation), and manufacturing of equipment for the gas industry and telecommunications amongst others.

In addition, Gazprom has investments in various other businesses which are not related to its core operations. Such investments mainly represent equity holdings which have been received in the course of privatisation (e.g. interests in agricultural, civil, construction, medical care enterprises and others), acquired either through debt for equity swaps (e.g. stakes in regional utility companies) or directly for strategic and other considerations. Amongst the Group's largest investments is Gazprombank, although Gazprom's liability is limited to the extent of its equity participation, Russia's fourth largest bank if measured by total assets, which services the majority of Gazprom's banking needs; Gazfund, the largest private pension fund in Russia, which Gazprom uses to provide pension services to its employees; and Gazprom-Media, Gazprom's media holding company with stakes in a number of media outlets, including NTV, Russia's largest independent TV channel. Following recent successful litigation to enforce the share pledge that was given as collateral for the guarantee by Gazprom of loans to Media-MOST, NTV's parent company Gazprom-Media, as of the date of this Offering Circular, controls a 65% stake in NTV and also 50% plus one share in a number of operating subsidiaries of Media-Most.

Gazprom has indicated that it will dispose of non-core assets in the appropriate market conditions in the future.

Capital Expenditure

Net cash used for investment activities was U.S.$3,102 million in 2001 compared to U.S.$2,189 million in 2000 and U.S.$2,252 million in 1999. The overall increase in cash capital expenditure from U.S.$1,914 million in 2000 to U.S.$2,694 million in 2001 was made possible by the availability of cash flow generated internally through improved operating performance.

The majority of Gazprom's fixed asset investments (both cash and non-cash) were related to capital expenditure on the transportation infrastructure and production assets. Capital expenditure on the transportation infrastructure comprised U.S.$2,228 million, or 45% of total capital expenditure in 2001, up from U.S.$1,642 million in 2000. In 2001 capital expenditure on production assets comprised U.S.$2,043 million, or 41% of total capital expenditure in 2001, increasing from U.S.$1,713 million in 2000 in line with Gazprom's strategy to develop new gas fields, including Zapolarnoye, in order to maintain production volumes.

Capital expenditure by category for 1999-2001 amounted to the following:

	Year ended 31 December 2001 in U.S.$ million(1)	Year ended 31 December 2001 in RUR million	Year ended 31 December 2000 in U.S.$ million(1)	Year ended 31 December 2000 in RUR million(2)	Year ended 31 December 1999 in U.S.$ million(1)	Year ended 31 December 1999 in RUR million(2)
Transportation	2,228	67,143	1,642	49,493	3,320	100,062
Production	2,043	61,586	1,713	51,643	1,266	38,148
Refining	178	5,359	105	3,151	72	2,159
Distribution	3	96	13	394	49	1,473
Other	506	15,261	1,224	36,899	1,081	32,596
Total	4,958	149,445	4,697	141,580	5,788	174,438

Notes:

(1) Totals may not add due to rounding. The U.S.$ amounts shown above have been translated from the Rouble amounts at the rate of RUR 30.14 = U.S.$1.00, which is the rate published by the Central Bank of Russia on 31 December 2001.

(2) Restated in terms of the equivalent purchasing power of the Rouble as at 31 December 2001. The U.S.$ amounts set out below were not included in the Annual Data and are provided for convenience only. They should not be construed as representations that the Rouble amounts have been or could be converted into U.S.$ at that or any other rate or as being representative of U.S.$ amounts that would have resulted if Gazprom reported its IAS financials in U.S.$.

Gazprom recognises the need in the next 10 years to continue and further increase its core business investment programme. Gazprom believes that in order to meet anticipated future demand and to maintain production levels at an average of 530 bcm it will need to finance by the end of 2010 approximately U.S.$10 billion to repair, modernise and reconstruct the UGSS, approximately U.S.$20 billion to construct new pipelines and approximately U.S.$20 billion to develop new production facilities at new gas fields to replenish reserves.

Capital expenditure depends on (i) Gazprom's ability to continue to sell gas at or above current price levels and (ii) accessing external sources of finance.

By 31 December 2003, in addition to the projected capital expenditure, U.S.$7 billion of short term and the current portion of long term debt falls due for repayment. Gazprom expects to be able to refinance a significant portion of this short term debt on similar terms and to replace a large portion of its short term debt with longer term financing by accessing the international capital and loan markets.

Research and Development

Gazprom has pursued a policy of investing in research and development in a number of priority scientific and technical areas. There has been a focus on expanding the mineral resource base of the gas industry, developing hydrocarbon deposits in new regions (for example, ObTaz Estuary, Arctic offshore fields and the Yamal Peninsula), improving the reliability of the UGSS, developing off-shore oil and gas reserves, creating energy and resource saving technologies and next generation equipment, increase in the use of alternative resources of hydrocabon raw materials, improved organisational and management systems of Gazprom, optimised financial, investment and pricing policies and increased ecological and industrial safety.

Total spending on research and development amounted to U.S.$168.2 million in 2000 which is an increase of 55% from U.S.$108.3 million in 1999. For year ending on 31 December 2001 total spending on research and development was U.S.$125.7 million.

Environmental Matters

Gazprom's current environmental standards and policy follow existing Russian environmental regulations and laws. Gazprom generally considers, with due regard to existing Russian and international environmental standards, the environmental impact at the planning stage and takes this impact into consideration at all later stages of the project. To date, there have been no serious accidents that have had a significant environmental impact.

Gazprom has developed and continues to improve a system for monitoring harmful leaks, water contamination, and the quality of air, water and soil in the Russian regions in which UGSS objects are located based on International Standard ISO 14000. In a number of regions this system has become an integral part of the Russian Federation's unified State Ecological Monitoring System.

In accordance with Russian legal requirements relating to environmental protection, Gazprom makes obligatory payments to ecological funds and state authorities for environment pollution: RUR 74.1 million in 1999; RUR 75.8 in 2000 and RUR 119.0 million in 2001. The increase in the amount of the obligatory payments is the result of the annual introduction of increasing correction coefficients. Moreover Gazprom paid the following environmental penalties: RUR 0.85 million in 1999, RUR 0.8 million in 2000 and RUR 0.5 million in 2001 relating to environmental protection purposes. It is expected that the amount payable for environmental pollution will increase following forthcoming changes in legislation.

Gazprom's balance sheet, prepared in accordance with IAS, contains provisions for environmental payments (which take into account probable liabilities that can be reasonably estimated). Such provisions have been made in accordance with what Gazprom believes is a reasonable and prudent policy which takes into account payments made in prior years, among other factors. However, in Russia in particular, Federal, regional and local authorities may enforce existing laws and regulations more strictly than they have done in the past and may impose stricter environmental standards or higher levels of fines and penalties for violations than those now in effect. Accordingly, Gazprom's management is unable to estimate the future financial impact of Gazprom's environmental obligations with a high degree of certainty. However, Gazprom does not expect environmental obligations to have a material, adverse effect on its future financial condition.

Litigation and Investigations

Gazprom has been and continues to be, from time to time, the subject of legal proceedings and other investigations in the ordinary course of its business.

In January 2001, the Accounting Chamber of the Russian Federation completed a five month audit of Gazprom. The audit report stated that in 2000 there was a decline in Gazprom's gas production compared to 1999; that there was a decline in capital expenditure; that Gazprom transferred natural gas to the Yamal-Nenets autonomous region as payment for the mineral resource base restoration tax; that there was an increased growth in accounts receivable and payable, that Gazprom had granted low or interest-free loans to third parties; that Gazprom had made long-term investments in non-core activities and that Gazprom in 1998 and 1999 was granted, contrary to tax legislation, a special tax regime which resulted in 1999 of the under-payment to the Federal Budget of RUR 22,020 million.

Gazprom has received a request for information from the European Commission with respect to exclusivity clauses in Gazprom's contracts with various Italian utilities, under which Italian utilities are prevented from selling gas on to other off-takers in Western Europe outside of the Italian market. Gazprom has responded to this request and is currently in discussions with the European Commission.

Rosagazifikatsia has filed a claim against SR-DRAGA (Gazprom's Share Registrar) to recover damages in the amount of RUR 717.2 million as a result of the alleged negligent performance of its obligations as a Registrar in relation to one specific share transfer. Gazprom, under Russian law, is liable for the actions of its Registrar and accordingly was joined as a third party to such claim. The claim was upheld by the court of first instance and SR-DRAGA was ordered to pay RUR 539 million in settlement of the claim. After various appeals SR-DRAGA succeeded in having the judgment of the court of first instance overturned. The decision of the Appelate Court has been appealed in the Higher Arbitration Court. The hearing has yet to be scheduled.

Inkombank filed a claim against Gazprom to recover debt in the amount of U.S.$72.4 million under a facility agreement. The court in the first instance considered the claim and ordered Gazprom to pay Inkom-bank U.S.$71.6 million. Gazprom has filed an appeal against the decision. In the course of proceedings in the court of appeal, the parties have entered into an amicable settlement agreement under which Gazprom has agreed to pay U.S.$44.7 million to Inkombank and Inkombank has waived its claim to the remaining part of the debt.

Neftegaspostavka filed two claims against Gazprom for damages resulting from Gazprom's refusal to grant Neftegaspostavka access to its pipelines, allegedly in breach of anti-monopoly regulation. The first claim, relating to damages incurred in 1999, in the amount of RUR 160 million has been granted by the court. The second claim, relating to damages incurred in 2000, in the amount of RUR 700 million is pending.

There has been recent press comment and speculation over potential proceedings surrounding recent allegations made by a Russian Federal Tax Police official of tax evasion by Gazprom. However, as at the date of this Offering Circular no official statement had been issued by the Tax Police and no proceedings in this regard had been commenced. Gazprom believes that if any such proceedings are instigated they will be unmeritorious.

Local tax authorities in Moscow have recently demanded that Gazprom must pay RUR 29 billion to the budget on account of unpaid excise duties. The dispute arose out of differences between Gazprom and the local tax authorities in the interpretation of excise duty regulations. Gazprom has appealed the tax authorities' order in court and has successfully stayed its execution. The court is scheduled to consider Gazprom's appeal on 25 October 2002.

The General Prosecutor's Office has been conducting an environmental audit on Gazprom to establish compliance with Russian environmental regulations and has indicated that in certain instances Gazprom is in breach of such regulations. Whilst it is difficult to establish the cost of remedying any such breach, Gazprom does not believe any such additional cost to be material in the context of its business as a whole.

These proceedings and investigations have not had, and are not expected to have, individually or in the aggregate, a material adverse effect on Gazprom's business, operations and financial condition or on Gazprom's ability to service its payment obligations under the Loan.

LOAN AGREEMENT

The following is the text of the Loan Agreement which has been entered into between the Bank and Gazprom:

LOAN AGREEMENT, dated ● 2002 **BETWEEN**

(1) **OPEN JOINT STOCK COMPANY GAZPROM ("Gazprom");**

(2) **SALOMON BROTHERS AG** (the "**Bank**").

WHEREAS, the Bank has at the request of Gazprom agreed to make available to Gazprom a loan facility in the amount of U.S.$ ●00,000,000 on the terms and subject to the conditions of this Agreement; and

WHEREAS, it is intended that the Bank will issue certain loan participation notes based on amounts payable by Gazprom under the loan facility.

NOW IT IS HEREBY AGREED as follows:

1 Definitions and Interpretation

1.1 Definitions

In this Agreement (including the recitals), the following terms shall have the meanings indicated.

"**Advance**" means the advance to be made under Clause 3 of the sum equal to the amount of the Facility.

"**Affiliates**" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"**Agreed Form**" means that the form of the document in question has been agreed between the proposed parties thereto and that either a copy thereof has been signed for the purpose of identification on behalf of each of Linklaters and Cleary, Gottlieb, Steen, Hamilton, Moscow or such document has been signed on behalf of the parties thereto and delivered to Linklaters to be held in escrow pending release on the Closing Date.

"**Agreement**" means this Agreement as originally executed or as it may be amended from time to time.

"**Business Day**" means a day on which (a) the London Interbank Market is open for dealings between banks generally, and (b) if on that day a payment is to be made hereunder, commercial banks generally are open for business in Frankfurt am Main, New York City and in the city where the specified office of the Principal Paying Agent is located.

"**Consolidated Net Tangible Assets**" means the total of all assets less (i) total liabilities, (ii) goodwill, trade names, trade marks, service marks, patents, licences, organisational expenses, research and development expenses, unamortised debt discount and expense, unamortised deferred charges and all other like intangible assets, (iii) all write-ups of fixed assets, net of accumulated depreciation thereon, after 31 December 2001 excluding, for the avoidance of doubt, any restatement for changes in the general purchasing power of the Rouble in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economics" and revaluations supported by an independent appraisal completed by an appropriately qualified firm and (iv) preferred stock, if any, all as set forth on the most recent consolidated balance sheet of Gazprom and its consolidated Subsidiaries prepared in accordance with IAS.

"**Dollars**", "**$**" and "**U.S.$**" means the lawful currency of the United States of America.

"**Encumbrance**" means any mortgage, charge, pledge, lien (other than a lien arising solely by operation of law which is discharged within 45 days of arising) or other security interest securing any obligation of any Person or any other type of preferential arrangement (including any title transfer and retention arrangement) having a similar effect.

"**Environmental Law**" means any applicable law in any jurisdiction in which any member of the Group conducts business which relates to the pollution or protection of the environment or harm to or the protection of human health or the health of animals or plants.

"**Event of Default**" has the meaning assigned to such term in sub-Clause 11.1 hereof.

"**Facility**" means the facility specified in Clause 2.

"**Financial Indebtedness**" means any obligation for the payment of money in any currency, other than an obligation for the payment of money in the lawful currency for the time being of the Russian Federation payable to any person domiciled, resident or having its head office or principal place of business in the Russian Federation, whether sole, joint or several, and whether actual or contingent, in respect of:

(a) moneys borrowed or raised (including the capitalised value of obligations under financial leases and hire purchase agreements and deposits, but excluding moneys raised by way of the issue of share capital (whether or not for a cash consideration) and any premium on such share capital) and interest and other charges thereon or in respect thereof;

(b) any liability under any debenture, bond, note, loan stock or other security or under any acceptance or documentary credit, bill discounting or note purchase facility or any similar instrument;

(c) any liability in respect of the deferred acquisition cost of property, assets or services to the extent payable after the time of acquisition or possession thereof by the party liable, but not including any such liability in respect of normal trade credit for a period not exceeding six months for goods or services supplied;

(d) any liability under any interest rate or currency hedging agreement;

(e) any liability under or in respect of any bonding facility, guarantee facility or similar facility; and

(f) (without double counting) any guarantee or other assurance against financial loss in respect of such moneys borrowed or raised, interest, charges or other liability (whether the person liable in respect of such moneys borrowed or raised, interest, charges or other liability is or is not a member of the Group),

but not where the same relates to or is in connection with any Project Financing.

"**Group**" means Gazprom and its Subsidiaries taken as a whole.

"**IAS**" means the International Accounting Standards issued by the International Accounting Standards Committee (as amended, supplemented or re-issued from time to time).

"**Interest Payment Date**" means ● and ● of each year.

"**Loan**", at any time, means an amount equal to the aggregate principal amount of the Facility granted by the Bank pursuant to this Agreement.

"**Material Adverse Effect**" means a material adverse effect on (a) the financial condition or operations of Gazprom and its Principal Subsidiaries or (b) Gazprom's ability to perform its obligations under this Agreement or (c) the validity or enforceability of this Agreement or the rights or remedies of the Bank under this Agreement.

"**Notes**" means the U.S.$●00,000,000 ● per cent. loan participation notes due ● proposed to be issued by the Bank pursuant to the Trust Deed for the purpose of financing the Loan.

"**Noteholder**" means the person in whose name the Note is registered in the register of the noteholders (or in the case of joint holders, the first named holder thereof).

"**Officers' Certificate**" means a certificate signed by an officer of Gazprom who shall be the principal executive officer, principal accounting officer or principal financial officer of Gazprom.

"**Opinion of Counsel**" means a written opinion from international legal counsel who is acceptable to the Bank.

"**Paying Agency Agreement**" means the paying agency agreement dated the date hereof, as amended, varied or supplemented between the Bank, Gazprom, The Bank of New York and Kredietbank S.A. Luxembourgeoise relating to the Notes.

"**Permitted Encumbrance**" means:

(i) any Encumbrance existing on the date of this Agreement;

(ii) any Encumbrance existing on any property, income or assets of any corporation at the time such corporation becomes a Subsidiary of Gazprom and not created in contemplation of such event, provided that no such Encumbrance shall extend to any other property, income or assets;

(iii) any Encumbrance on any property, income or assets of any corporation existing at the time such corporation is merged or consolidated with or into Gazprom or any Subsidiary of Gazprom and not created in contemplation of such event, provided that no such Encumbrance shall extend to any other property, income or assets;

(iv) any Encumbrance on any property or assets securing Financial Indebtedness of Gazprom or any Subsidiary incurred or assumed for the purpose of financing all or part of the cost of acquiring, purchasing, constructing or developing such property or assets, provided that no such Encumbrance shall extend to any other property or assets, the principal amount of the Financial Indebtedness secured by such Encumbrance shall not exceed the cost of acquiring, purchasing, constructing or developing such property or assets, and such Encumbrance attaches to such property or assets concurrently with or within 90 days after the acquisition or purchase, or the commencement of the construction or development, thereof;

(v) any Encumbrance on any property or assets securing Financial Indebtedness of Gazprom or any Subsidiary incurred or assumed for the purpose of financing all or part of the cost of repairing or refurbishing such property or assets, provided that no such Encumbrance shall extend to any other property or assets, the principal amount of the Financial Indebtedness secured by such Encumbrance shall not exceed the cost of such repairs or refurbishments, and such Encumbrance attaches to such property or assets concurrently with or within 90 days after the commencement of such repairs or refurbishments;

(vi) any Encumbrance existing on any property, income or assets prior to the acquisition thereof by Gazprom or any Subsidiary and not created in contemplation of such acquisition, provided that no such Encumbrance shall extend to any other property, income or assets;

(vii) any Encumbrance on the property, income or assets of any Subsidiary securing intercompany Financial Indebtedness of such Subsidiary owing to Gazprom or another Subsidiary;

(viii) any Encumbrance securing Financial Indebtedness incurred in connection with a Project Financing if the Encumbrance is solely on the property, income, assets or revenues of the project for which the financing was incurred;

(ix) any Encumbrance securing Financial Indebtedness not exceeding 50 per cent. of Gazprom's Consolidated Net Tangible Assets at any time of determination;

(x) any Encumbrance arising out of the refinancing, extension, renewal or refunding of any Financial Indebtedness of Gazprom or any Subsidiary secured by any Permitted Encumbrance, provided that such Financial Indebtedness is not increased and, if the property, income or assets securing any such Financial Indebtedness are changed in connection with any such refinancing, extension, renewal or refunding, the value of the property, income or assets securing such Financial Indebtedness is not increased;

(xi) any Encumbrance over any goods or products, or documents, insurance policies or sale contracts in relation to any goods or products, arising in the ordinary course of trading in connection with the provision of a letter of credit or any similar transaction where such Encumbrance secures only so much of the acquisition cost or selling price (and amounts incidental thereto) of such goods or products which is required to be paid within 120 days after the date upon which liability in respect of the same was first incurred; and

(xii) a right of set-off, right to combine accounts or any analogous right which any bank or other financial institution may have relating to any credit balance of any member of the Group.

"**Person**" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organisation, government, or any agency or political subdivision thereof or any other entity.

"**Potential Event of Default**" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"**Principal Subsidiary**" means at any relevant time a Subsidiary of Gazprom;

(i) whose total assets or gross revenues (or, where the Subsidiary in question prepares consolidated accounts, whose total consolidated assets or gross consolidated revenues, as the case may be) represent not less than 5% of the total consolidated assets or the gross consolidated revenues of Gazprom and its Subsidiaries, all as calculated by reference to the then latest audited accounts (or consolidated accounts as the case may be) of such Subsidiary and the then latest audited consolidated accounts of Gazprom and its consolidated Subsidiaries; or

(ii) to which is transferred all or substantially all the assets and undertaking of a Subsidiary which immediately prior to such transfer is a Principal Subsidiary.

"**Project Financing**" means any financing of all or part of the costs of the acquisition, construction, development or operation of any asset or project if the person or persons providing such financing expressly agrees to limit its recourse solely to the asset or project financed and the revenues derived from such asset or project as the principal source of repayment for the moneys advanced.

"**Rate of Interest**" has the meaning assigned to such term in sub-Clause 4.1.

"**Repayment Date**" means ●.

"**Same-Day Funds**" means Dollar funds settled through the New York Clearing House Interbank Payments System or such other funds for payment in Dollars as the Bank may at any time determine to be customary for the settlement of international transactions in New York City of the type contemplated hereby.

"**Subscription Agreement**" means the agreement dated the date hereof between the Bank, Gazprom, Salomon Brothers International Limited and Credit Suisse First Boston (Europe) Limited providing for the issuance of the Notes.

"**Subsidiary**" means, with respect to any Person, (i) any corporation, association or other business entity of which at least 50% of the total voting power of shares of Capital Stock entitled

(without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or any combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

"**Taxes**" means any taxes (including interest or penalties thereon) which are now or at any time hereafter imposed, assessed, charged, levied, collected, demanded, withheld or claimed by the Russian Federation, the Federal Republic of Germany or any taxing authority thereof or therein or any organisation of which the Russian Federation or the Federal Republic of Germany may be a member or with which the Russian Federation or the Federal Republic of Germany may be associated or any country or state from or through which Gazprom makes payments hereunder, provided, however, that for the purposes of this definition the references to the Federal Republic of Germany shall, upon the occurrence of the Relevant Event (as this term is defined in the Trust Deed), be deemed to be references to the jurisdiction in which the Trustee is domiciled for tax purposes; and the term "Taxation" shall be construed accordingly.

"**Trust Deed**" means the trust deed to constitute the Notes for the equal and rateable benefit of the Noteholders to be dated the Closing Date between the Bank and the Trustee as amended, varied or supplemented from time to time.

"**Trustee**" means The Bank of New York acting through its London Branch, as trustee under the Trust Deed and any successor thereto as provided thereunder.

1.2 Other Definitions

Unless the context otherwise requires, terms used in this Agreement which are not defined in this Agreement but which are defined in the Trust Deed, the Notes, the Paying Agency Agreement or the Subscription Agreement shall have the meanings assigned to such terms therein.

1.3 Interpretation

Unless the context or the express provisions of this Agreement otherwise require, the following shall govern the interpretation of this Agreement.

1.3.1 All references to "Clause" or "sub-Clause" are references to a Clause or sub-Clause of this Agreement.

1.3.2 The terms "hereof", "herein" and "hereunder" and other words of similar import shall mean this Agreement as a whole and not any particular part hereof.

1.3.3 Words importing the singular number include the plural and vice versa.

1.3.4 All references to "taxes" include all present or future taxes, levies, imposts and duties of any nature and the terms "tax" and "taxation" shall be construed accordingly.

1.3.5 The table of contents and the headings are for convenience only and shall not affect the construction hereof.

2 Facility

2.1 Facility

On the terms and subject to the conditions set forth herein, the Bank hereby agrees to lend Gazprom, and Gazprom hereby agrees to borrow from the Bank, U.S.$[_]00,000,000.

2.2 Purpose

The proceeds of the Advance will be used for working capital and general corporate purposes but the Bank shall not be concerned with the application thereof.

2.3 Facility Fee

In connection with the Facility, Gazprom shall, on the Closing Date, upon (and subject to) the making of the Advance to Gazprom by the Bank pay a fee in Dollars to the Bank equal to U.S.$50,000.

3 Drawdown

3.1 Drawdown

On the terms and subject to the conditions set forth herein, on the Closing Date the Bank shall make the Advance to Gazprom and Gazprom shall make a single drawing in the full amount of the Facility.

3.2 Fees and Expenses

In consideration of the Bank making the Advance to Gazprom, Gazprom hereby agrees that it shall pay to Salomon Brothers International Limited ("**SBIL**"), for the account of SBIL and the relevant other parties, in Same-Day Funds, an amount equivalent to the aggregate total of commissions, fees, costs and expenses as set forth in sub-Clauses 8.1, 8.2 and 8.4 of the Subscription Agreement, sub-Clauses 10.1 and 10.2 of the Paying Agency Agreement, Clauses 1 and 4 of the Side Letter between the Trustee and Gazprom dated ● 2002 (the "**Trustees Side Letter**") and sub-Clauses 2.3 and 13.1 hereof as provided in the fees and expenses side letter dated ● 2002 between Gazprom, SBIL and the other parties thereto. Gazprom further agrees that it shall, on or before the Business Day immediately preceding the Closing Date, provide the Bank and SBIL with written confirmations from each of Gazprombank and [Deutsche Bank Trust Company Americas, New York], Gazprombank's correspondent bank, that irrevocable instructions have been issued by Gazprom and Gazprombank, respectively, for the payment of such aggregate amount to SBIL, for the account of SBIL and the relevant other parties, on or before the Closing Date.

Gazprom undertakes to fulfil all of its other payment obligations in respect of the Subscription Agreement and the Paying Agency Agreement in addition to its payment obligations as set out above.

3.3 Disbursement

Subject to the conditions set forth herein, on the Closing Date the Bank shall transfer the amount of the Advance to Gazprom's account number 4070284040000 7000001 at Gazprombank Moscow, Swift Code: GAZPRUMM, Account Number: 04414534 at Deutsche Bank Trust Company Americas, New York, NY, Swift Code: BKTR US33.

4 Interest

4.1 Rate of Interest

Gazprom will pay interest in Dollars to the Bank on the outstanding principal amount of the Loan from time to time hereunder at the rate of ● per cent. per annum (the "**Rate of Interest**").

4.2 Payment

Interest at the rate specified in Clause 4.1 above shall accrue from day to day, starting from (and including) the Closing Date and shall be paid in arrear not later than 10.00 a.m. (New York City time) one Business Day prior to each Interest Payment Date. Interest on the Loan will cease to accrue from the due date for repayment thereof unless payment of principal is improperly withheld or refused, in which event interest will continue to accrue (before or after any judgement) at the Rate of Interest to but excluding the date on which payment in full of the principal thereof is made. If interest is required to be calculated for a period of less than one year, it will be

calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

5 Repayment and Prepayment

5.1 Repayment

Except as otherwise provided herein, Gazprom shall repay the Loan not later than 10.00 a.m. (New York City time) one Business Day prior to the Repayment Date.

5.2 Prepayment on Put Settlement Date

(a) Following notification from the Bank, the Borrower shall prepay the Loan (without premium or penalty), to the extent of the aggregate principal amount of the Notes to be properly redeemed in accordance with Condition 6 of the terms and conditions of the Notes, two Business Days prior to the Put Settlement Date.

(b) The Bank shall notify the Borrower, not more than three Business Days after receipt of notice thereof from the Paying Agent, of the amount of the Loan to be prepaid as a consequence of the exercise by Holders of the option contained in Condition 6 of the terms and conditions of the Notes.

"Put Settlement Date" means [●] ***[Insert Date]***

5.3 Special Prepayment

If, as a result of the application of or any amendments to or change in the double tax treaty between the Russian Federation and the Federal Republic of Germany or the laws or regulations of the Russian Federation or the Federal Republic of Germany or of any political sub-division thereof or any authority therein or the enforcement of the security provided for in the Trust Deed, Gazprom would thereby be required to make or increase any payment due hereunder as provided in sub-Clauses 6.2 or 6.3, or if (for whatever reason) Gazprom would have to or has been required to pay additional amounts pursuant to Clause 8, then Gazprom may (without premium or penalty), upon not less than 10 days' notice to the Bank (which notice shall be irrevocable), prepay the Loan in whole (but not in part).

5.4 Illegality

If, at any time, by reason of the introduction of any change after the date of this Agreement in any applicable law or regulation or regulatory requirement or directive of any agency of any state the Bank reasonably determines (such determination being accompanied by an Opinion of Counsel with the cost of such Opinion of Counsel being borne solely by Gazprom) that it is or would be unlawful or contrary to such regulation, regulatory requirement or directive for the Bank to allow all or part of the Loan or the Notes to remain outstanding or for the Bank to maintain or give effect to any of its obligations in connection with this Agreement and/or to charge or receive or to be paid interest at the rate then applicable to the Loan, then upon notice by the Bank to Gazprom in writing (setting out in reasonable detail the nature and extent of the relevant circumstances), Gazprom and the Bank shall consult in good faith as to a basis which eliminates the application of such circumstances; provided, however, that the Bank shall be under no obligation to continue such consultation if a basis has not been determined within 30 days of the date on which it so notified Gazprom. If such a basis has not been determined within the 30 days, then upon notice by the Bank to Gazprom in writing, Gazprom shall prepay the Loan in whole (but not in part) on the next Interest Payment Date or on such earlier date as the Bank shall certify to be necessary to comply with such requirements.

5.5 Payment of Other Amounts

If the Loan is to be prepaid by Gazprom pursuant to any of the provisions of Clauses 5.3 or 5.4, Gazprom shall, simultaneously with such prepayment, pay to the Bank accrued interest thereon

to the date of actual payment and all other sums payable by Gazprom pursuant to this Agreement.

5.6 Provisions Exclusive

Gazprom may not voluntarily prepay the Loan except in accordance with the express terms of this Agreement. Any amount prepaid may not be reborrowed.

6 Payments

6.1 Making of Payments

All payments of principal and interest to be made by Gazprom under this Agreement shall be made to the Bank not later than 10.00 a.m. (New York City time) one Business Day prior to each Interest Payment Date or the Repayment Date (as the case may be) in Same-Day Funds to the Bank's account no. ● with the Principal Paying Agent. The Bank agrees with Gazprom that it will not deposit any other monies into such account and that no withdrawals shall be made from such account other than as provided for and in accordance with the Trust Deed and the Paying Agency Agreement.

6.2 No Set-Off, Counterclaim or Withholding; Gross-Up

All payments to be made by Gazprom under this Agreement shall be made in full without set-off or counterclaim and (except to the extent required by law) free and clear of and without deduction for or on account of any Taxes. If Gazprom shall be required by applicable law to make any deduction or withholding from any payment under this Agreement for or on account of any Taxes, it shall increase any payment due hereunder to such amount as may be necessary to ensure that the Bank receives a net amount in Dollars equal to the full amount which it would have received had payment not been made subject to such Taxes, shall account to the relevant authorities for the relevant amount of such Taxes so withheld or deducted within the time allowed for such payment under the applicable law and shall deliver to the Bank without undue delay evidence satisfactory to the Bank of such deduction or withholding and of the accounting therefor to the relevant taxing authority. If the Bank pays any amount in respect of such Taxes, Gazprom shall reimburse the Bank in Dollars for such payment on demand.

6.3 Withholding on Notes

If the Bank notifies Gazprom (setting out in reasonable detail the nature and extent of the obligation with such evidence as Gazprom may reasonably require) that it has become obliged to make any withholding or deduction for or on account of any Taxes from any payment which it is obliged to make under or in respect of the Notes in circumstances where the Bank is required to pay additional amounts pursuant to Condition 8 of the Notes, Gazprom agrees to pay to the Bank, on the date on which payment is due to the Noteholders, such additional amounts as are equal to the said additional amounts which the Bank must pay pursuant to Condition 8 of the Notes; provided, however, that the Bank shall immediately upon receipt from any Paying Agent of any sums paid pursuant to this provision, to the extent that the Noteholders, as the case may be, are not entitled to such additional amounts pursuant to the terms and conditions of the Notes, pay such additional amounts to Gazprom (it being understood that neither the Bank, nor the Principal Paying Agent nor any Paying Agent shall have any obligation to determine whether any Noteholder is entitled to such additional amount).

6.4 Reimbursement

To the extent that the Bank subsequently obtains or uses any tax credit or allowance or other reimbursements relating to a deduction or withholding with respect to which Gazprom has made a payment pursuant to this Clause 6 or obtains any reimbursement from the Trustee pursuant to the terms of the Trust Deed, it shall pay to Gazprom so much of the benefit it received as will leave the Bank in substantially the same position as it would have been had no additional amount been

required to be paid by Gazprom pursuant to this Clause 6 or had no reimbursement been paid to the Bank pursuant to the Trust Deed; provided, however, that the question of whether any such benefit has been received, and accordingly, whether any payment should be made to Gazprom, the amount of any such payment and the timing of any such payment, shall be determined solely by the Bank. The Bank shall have the absolute discretion whether, and in what order and manner, it claims any credits or refunds available to it, and the Bank shall in no circumstances be obliged to disclose to Gazprom any information regarding its tax affairs or computations.

6.5 Mitigation

If at any time either party hereto becomes aware of circumstances which would or might, then or thereafter, give rise to an obligation on the part of Gazprom to make any deduction, withholding or payment as described in sub-Clauses 6.2 or 6.3, then, without in any way limiting, reducing or otherwise qualifying the Bank's rights, or Gazprom's obligations, under such Clauses, such party shall promptly upon becoming aware of such circumstances notify the other party, and, thereupon the parties shall consider and consult with each other in good faith with a view to finding, agreeing upon and implementing a method or methods by which any such obligation may be avoided or mitigated and, to the extent that both parties can do so without taking any action which in the reasonable opinion of such party is prejudicial to its own position, take such reasonable steps as may be reasonably available to it to avoid such obligation or mitigate the effect of such circumstances. Gazprom agrees to reimburse the Bank for all reasonable costs and expenses incurred by the Bank in connection with this Clause.

7 Conditions Precedent

7.1 Documents to be Delivered

The obligation of the Bank to make the Advance shall be subject to the receipt by the Bank on or prior to the Closing Date of an executed copy of each of the following documents, each (other than the document referred to in sub-Clauses 7.1.4 and 7.1.5 below) dated the Closing Date, in the Agreed Form.

7.1.1 An opinion of Cleary, Gottlieb, Steen & Hamilton, Moscow, counsel to Gazprom, regarding issues of Russian law.

7.1.2 An opinion of Linklaters regarding issues of English law and Russian law.

7.1.3 An opinion of Cleary, Gottlieb, Steen and Hamilton, Frankfurt am Main, regarding issues of German law.

7.1.4 A letter from PricewaterhouseCoopers regarding certain Russian tax matters.

7.1.5 Written confirmation of irrevocable payment instructions referred to in sub-Clause 3.2 above.

7.2 Further Conditions

The obligation of the Bank to make the Advance shall be subject to the further conditions precedent that as of the Closing Date (a) the representations and warranties made and given by Gazprom in Clause 9 shall be true and accurate as if made and given on the Closing Date with respect to the facts and circumstances then existing, (b) no event shall have occurred and be continuing that constitutes, or that, with the giving of notice or the lapse of time, or both, would constitute, an Event of Default, (c) Gazprom shall not be in breach of any of the terms, conditions and provisions of this Agreement and (d) the Subscription Agreement and the Trust Deed shall have been executed and delivered, and the Bank shall have received the full amount of the proceeds of the issue of the Notes pursuant to the Subscription Agreement.

8 Change in Law or Banking Practices; Increase in Cost

8.1 Compensation

In the event that after the date of this Agreement there is any change in or introduction of any tax, law, regulation, regulatory requirement or official directive (whether or not having the force of law but, if not having the force of law, the observance of which is in accordance with the generally accepted financial practice of financial institutions in the country concerned) or in the interpretation or application thereof by any person charged with the administration thereof and/or any compliance by the Bank in respect of the Loan or the Facility with any request, policy or guideline (whether or not having the force of law but, if not having the force of law, the observances of which is in accordance with the generally accepted financial practice of financial institutions in the country concerned) from or of any central or other fiscal, monetary or other authority, agency or any official of any such authority, which:

8.1.1 subjects or will subject the Bank to any Taxes with respect to payments of principal of or interest on the Loan or any other amount payable under this Agreement (other than any Taxes payable by the Bank on its overall net income or any Taxes referred to in sub-Clauses 6.2 or 6.3); or

8.1.2 increases or will increase the taxation of or changes or will change the basis of taxation of payments to the Bank of principal of or interest on the Loan or any other amount payable under this Agreement (other than any such increase or change which arises by reason of any increase in the rate of tax payable by the Bank on its overall net income or as a result of any Taxes referred to in sub-Clauses 6.2 or 6.3); or

8.1.3 imposes, modifies, or deems applicable any capital adequacy, reserve or deposit requirements attributable to this Agreement or to a class of business or transaction which, in the reasonable opinion of the Bank, includes this Agreement, against assets held by, or deposits in or for the amount of, or credit extended by an office of the Bank; provided, however, that the foregoing shall not include any increase in the rate of tax payable on the overall net income of the Bank as a result of any change in the manner in which the Bank is required to allocate resources to this Agreement; or

8.1.4 imposes or will impose on the Bank any other condition affecting this Agreement, the Facility or the Loan,

and if as a result of any of the foregoing:

(i) the cost to the Bank of making, funding or maintaining the Loan or the Facility is increased; or

(ii) the amount of principal, interest or other amount payable to or received by the Bank hereunder is reduced; or

(iii) the Bank makes any payment or foregoes any interest or other return on or calculated by reference to the gross amount of any sum receivable by it from Gazprom hereunder or makes any payment or foregoes any interest or other return on or calculated by reference to the gross amount of the Loan, then subject to the following, and in each such case:

(A) the Bank shall, as soon as practicable after becoming aware of such increased cost, reduced amount or payment made or foregone, give written notice to Gazprom, together with a certificate signed by two authorised officials of the Bank describing in reasonable detail the introduction or change or request which has occurred and the country or jurisdiction concerned and the nature and date thereof and demonstrating the connection between such introduction, change or request and such increased cost, reduced amount or payment made or foregone, and setting out in reasonable detail the basis on

which such amount has been calculated, and all relevant supporting documents evidencing the matters set out in such notes; and

(B) Gazprom, in the case of clauses (i) and (iii) above, shall on demand by the Bank, pay to the Bank such additional amount as shall be necessary to compensate the Bank for such increased cost, and, in the case of clause (ii) above, at the time the amount so reduced would otherwise have been payable, pay to the Bank such additional amount as shall be necessary to compensate the Bank for such reduction, payment or foregone interest or other return; provided, however, that in the case of sub-Clause 8.1.3 above (relating to a class of business or transaction which, in the reasonable opinion of the Bank, includes this Agreement), the amount of such increased cost shall be deemed not to exceed an amount equal to the proportion thereof which is directly attributable to this Agreement.

provided that this sub-Clause 8.1 will not apply to or in respect of any matter for which the Bank has already been compensated under sub-Clause 6.2 or 6.3.

8.2 Mitigation

In the event that the Bank becomes entitled to make a claim pursuant to sub-Clause 8.1, the Bank shall consult in good faith with Gazprom and shall use reasonable efforts (based on the Bank's reasonable interpretation of any relevant tax, law, regulation, requirement, official directive, request, policy or guideline) to reduce, in whole or in part, Gazprom's obligations to pay any additional amount pursuant to such sub-Clause, except that nothing in this sub-Clause 8.2 shall obligate the Bank to incur any costs or expenses in taking any action which, in the reasonable opinion of the Bank, is prejudicial to its interests.

9 Representations and Warranties

9.1 Gazprom's Representations and Warranties

Gazprom represents and warrants to the Bank as follows, to the intent that such shall form the basis of this Agreement and shall remain in full force and effect at the date hereof and shall be deemed to be repeated by Gazprom on the Closing Date.

9.1.1 Gazprom is duly organised and incorporated and validly existing under the laws of the Russian Federation and has the power and legal right to own its property, to conduct its business as currently conducted and to enter into and to perform its obligations under this Agreement and to borrow the Advance; Gazprom has taken all necessary corporate, legal and other action required to authorise the borrowing of the Advance on the terms and subject to the conditions of this Agreement and to authorise the execution and delivery of this Agreement and all other documents to be executed and delivered by it in connection with this Agreement, and the performance of this Agreement in accordance with its terms.

9.1.2 This Agreement has been duly executed and delivered by Gazprom and constitutes a legal, valid and binding obligation of Gazprom enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally, and subject, as to enforceability, (i) to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law); (ii) with respect to the enforceability of a judgment whether there is a treaty in force relating to the mutual recognition of foreign judgments; and (iii) to the fact that the gross-up provisions contained in sub-Clause 6.2 or sub-Clause 6.3 may not be enforceable under Russian law.

9.1.3 The execution, delivery and performance of this Agreement by Gazprom will not conflict with or result in any breach or violation of (i) any law or regulation or any order of any governmental, judicial or public body or authority in the Russian Federation, (ii) the

constitutive documents, rules and regulations of Gazprom or (iii) any agreement or other undertaking or instrument to which Gazprom is a party or which is binding upon Gazprom or any of its assets, nor result in the creation or imposition of any Encumbrance on any of its assets pursuant to the provisions of any such agreement or other undertaking or instrument.

9.1.4 All consents, authorisations or approvals of, or filings with, any governmental, judicial and public bodies and authorities of the Russian Federation required by Gazprom in connection with the execution, delivery, performance, legality, validity, enforceability, and admissibility in evidence of this Agreement have been obtained or effected and are and shall remain in full force and effect.

9.1.5 No event has occurred that constitutes, or that, with the giving of notice or the lapse of time, or both, would constitute, an Event of Default or a default under any agreement or instrument evidencing any Financial Indebtedness of Gazprom, and no such event will occur upon the making of the Advance.

9.1.6 There are no judicial, arbitral or administrative actions, proceedings or claims pending or, to the knowledge of Gazprom, threatened, against Gazprom or any of its Principal Subsidiaries, the adverse determination of which could have a Material Adverse Effect.

9.1.7 Except for Encumbrances of the types referred to in the definition of Permitted Encumbrances in sub-Clause 1.1 hereof, Gazprom and each of its Principal Subsidiaries has the right of ownership (as that expression is defined under the laws of the Russian Federation) to its property free and clear of all Encumbrances which if created could have a Material Adverse Effect and Gazprom's obligations under the Loan rank at least pari passu with all its other unsecured and unsubordinated Financial Indebtedness (apart from any obligations mandatorily preferred by law).

9.1.8 The most recent audited consolidated financial statements of Gazprom:

(i) were prepared in accordance with IAS; and

(ii) save as disclosed therein, present fairly in all material respects the assets and liabilities as at that date and the results of operations of Gazprom during the relevant financial year.

9.1.9 There has been no material adverse change since 31 December 2001 in the financial condition, results of business operations or prospects of Gazprom or the Group taken as a whole.

9.1.10 The execution, delivery and enforceability of this Agreement is not subject to any tax, duty, fee or other charge, including, without limitation, any registration or transfer tax, stamp duty or similar levy, imposed by or within the Russian Federation or any political subdivision or taxing authority thereof or therein.

9.1.11 Neither Gazprom nor its property has any right of immunity from suit, execution, attachment or other legal process on the grounds of sovereignty or otherwise in respect of any action or proceeding relating in any way to this Agreement.

9.1.12 Gazprom is in compliance in all material respects with all applicable provisions of law except where failure to be so in compliance would not have a Material Adverse Effect.

9.1.13 Neither Gazprom, nor any of its Principal Subsidiaries has taken any corporate action nor, to the best of the knowledge and belief of Gazprom, have any other steps been taken or legal proceedings been started or threatened in writing against Gazprom or any of its Principal Subsidiaries for its bankruptcy, winding-up, dissolution, external administration or re-organisation (whether by voluntary arrangement, scheme of arrangement or otherwise) or for the appointment of a receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of its or of any or all of its assets or revenues.

9.1.14 There are no strikes or other employment disputes against Gazprom which are pending or, to Gazprom's knowledge, threatened in writing which could have a Material Adverse Effect.

9.1.15 In any proceedings taken in the Russian Federation in relation to this Agreement, the choice of English law as the governing law of this Agreement and any arbitration award obtained in England pursuant to Clause 14.10 in relation to this Agreement will be recognised and enforced in the Russian Federation after compliance with the applicable procedural rules and all other legal requirements in Russia.

9.1.16 Under the laws of the Russian Federation, it will not be required to make any deduction or withholding from any payment it may make hereunder, provided that the Bank obtains an advance exemption from withholding taxes with respect to such payment.

9.1.17 Its execution of this Agreement constitutes, and its exercise of its rights and performance of its obligations thereunder will constitute, private and commercial acts done and performed for private and commercial purposes.

9.1.18 It has no overdue tax liabilities which could have a Material Adverse Effect other than those which it has disclosed to the Bank prior to the date hereof or which it is contesting in good faith.

9.1.19 All licences, consents, examinations, clearances, filings, registrations and authorisations which are or may be necessary to enable Gazprom and any of its Principal Subsidiaries to own its assets and carry on its business are in full force and effect and, if not, the absence of which could have a Material Adverse Effect.

9.1.20 With respect to the offer and sale of the Notes pursuant to the Subscription Agreement, neither Gazprom nor any of its Affiliates nor any person acting on its or their behalf (i) has engaged or will engage in any directed selling efforts (as defined in Regulations S under the U.S. Securities Act of 1933 ("Regulation S")) and Gazprom, its Affiliates and any persons acting on its or their behalf have complied and will comply with the offering restrictions requirement of Regulation S.

9.1.21 Gazprom, and each of its Principal Subsidiaries, is in compliance with all Environmental Law except where failure to do so could not have a Material Adverse Effect.

9.2 Bank's Representations and Warranties:

The Bank represents and warrants to Gazprom as follows.

9.2.1 The Bank is duly incorporated under the laws of and is a resident for German taxation purposes in the Federal Republic of Germany and has full power and capacity to execute this Agreement, the Trust Deed, the Paying Agency Agreement and the Subscription Agreement and to undertake and perform the obligations expressed to be assumed by it herein and therein and the Bank has taken all necessary action to approve and authorise the same.

9.2.2 The execution of this Agreement, the Trust Deed, the Paying Agency Agreement and the Subscription Agreement and the undertaking and performance by the Bank of the obligations expressed to be assumed by it herein and therein will not conflict with, or result in a breach of or default under, the laws of the Federal Republic of Germany or the constitutive documents, rules and regulations of the Bank or any agreement or instrument to which it is a party or by which it is bound or in respect of indebtedness in relation to which it is a surety.

9.2.3 This Agreement, the Trust Deed, the Paying Agency Agreement and the Subscription Agreement constitute legal, valid and binding obligations of the Bank.

9.2.4 All authorisations, consents and approvals required by the Bank for or in connection with the execution of this Agreement, the Trust Deed, the Paying Agency Agreement and the

Subscription Agreement, the performance by the Bank of the obligations expressed to be undertaken by it herein and therein have been obtained and are in full force and effect.

10 Covenants

10.1 Negative Pledge

So long as any amount remains outstanding hereunder, neither Gazprom nor any Principal Subsidiary will create or permit to subsist any Encumbrance (other than a Permitted Encumbrance) upon or in respect of any of its undertakings, property, income, assets or revenues, present or future, to secure any Financial Indebtedness unless, at the same time or prior thereto, Gazprom's obligations hereunder are secured equally and rateably therewith or benefit from such other security or other arrangement, as the case may be, in each case to the satisfaction of the Trustee.

10.2 Maintenance of Authorisations

So long as any amount remains outstanding hereunder, Gazprom shall take all necessary action to obtain, and do or cause to be done all things reasonably necessary to ensure the continuance of, all consents, licences, approvals and authorisations, and make or cause to be made all registrations, recordings and filings, which may at any time be required to be obtained or made in the Russian Federation for the execution, delivery or performance of this Agreement or for the validity or enforceability thereof.

10.3 Mergers

So long as any amount remains outstanding hereunder, Gazprom shall not, without the prior written consent of the Bank, enter into any reorganisation (whether by way of a merger, accession, division, separation or transformation, as these terms are construed by applicable Russian legislation), or participate in any other type of corporate reconstruction and Gazprom shall ensure that no Principal Subsidiary enters into any reorganisation (whether by way of a merger, accession, division, separation or transformation as these terms are construed by applicable Russian legislation), or participates in any other type of corporate reconstruction if such reorganisation or other type of corporate reconstruction could have a material adverse effect on Gazprom's ability to perform its obligations under this Agreement or the validity or enforceability of this Agreement or the rights or remedies of the Bank under this Agreement.

10.4 Disposals

So long as any amount remains outstanding hereunder, Gazprom shall not and Gazprom shall ensure that no member of the Group shall, without the prior written consent of the Bank, (disregarding (i) sales of stock in trade in the ordinary course of business and assignments of or other arrangements over the rights or revenues arising from contracts for the sale of gas, gas condensate, crude oil or any other hydrocarbon products, (ii) any lease or related transaction and (iii) assets or rights not related to the extraction, production, transportation, marketing or supply of gas) sell, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), the whole or any part of its revenues or its assets (which for the avoidance of doubt excludes payments of cash, or other consideration, for the acquisition of any asset on normal commercial terms) which have the aggregate value in excess of U.S.$1,000,000,000 or the equivalent thereof to a person that is not a member of the Group.

10.5 Maintenance of Property

So long as any amount remains outstanding hereunder, Gazprom and any Principal Subsidiaries will cause all property used in the carrying on by it of its business for the time being to be kept in good repair and working order as, in the judgment of Gazprom or any Principal Subsidiary, may be reasonably necessary so that the business may be carried on and the failure to keep such property in such condition would have a Material Adverse Effect.

10.6 Payment of Taxes and Other Claims

So long as any amount remains outstanding hereunder, Gazprom shall pay or discharge or cause to be paid or discharged, before the same shall become overdue, all taxes, assessments and governmental charges levied or imposed upon, or upon the income, profits or property of Gazprom; provided that Gazprom shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim (a) whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IAS or other appropriate provision has been made or (b) whose amount, together with all such other unpaid or undischarged taxes, assessments, charges and claims, does not in the aggregate exceed U.S.$100,000,000.

10.7 Withholding Tax Exemption

10.7.1 The Bank shall use its best endeavours to provide Gazprom no later than 10 business days before the first interest payment date (and thereafter as soon as possible at the beginning of each calendar year but not later than 10 business days prior to the first interest payment date in that year) with the certificate, issued and certified by the competent German authorities, confirming that the Bank is resident in Germany, provided that the Bank shall not be responsible for any failure to provide, or any delays in providing, such residency certificate as a result of any action or inaction of the competent German authorities, but shall notify Gazprom as soon as practicable about any such failure or delay with an indication of the actions taken by the Bank to obtain such residency certificate.

10.7.2 Gazprom and the Bank agree that, should the Russian legislation regulating the procedure for obtaining an exemption from Russian income tax withholding change then the procedure referred to in sub-Clause 10.7.1 will be deemed changed accordingly.

10.8 Maintenance of Insurance

So long as any amount remains outstanding hereunder, Gazprom and any Principal Subsidiary shall keep those of their properties which are of an insurable nature insured with insurers who implement good business practices and are believed by Gazprom or such Principal Subsidiary, as the case may be, to be responsible against loss or damage to the extent that property of similar character is usually so insured by corporations in the same jurisdictions similarly situated.

10.9 Reports

10.9.1 So long as any amount remains outstanding hereunder, Gazprom will furnish to the Bank commencing with the year ending 31 December 2001, within 9 months of the relevant year-end audited annual financial statements prepared in accordance with IAS, including a report thereon by Gazprom's certified independent accountants.

10.9.2 On each Interest Payment Date, Gazprom shall deliver to the Bank a written notice in the form of an Officers' Certificate stating whether any Potential Event of Default or Event of Default has occurred and, if it has occurred and shall be continuing, what action Gazprom is taking or proposes to take with respect thereto.

10.9.3 Gazprom will on request of the Bank provide the Bank with such further information, other than information which Gazprom determines in good faith to be confidential, about the business and financial condition of Gazprom and its Subsidiaries as the Bank may require (including pursuant to Clauses 15.5 and 15.12 of the Trust Deed).

10.10 Compliance with Terms of Trust Deed

The Bank agrees that it will observe and comply with its obligations set out in the Trust Deed and will not agree to any amendment to the terms of such Trust Deed without prior consultation, if reasonably practicable, with Gazprom. In addition, the Bank agrees that it will only exercise its

power to appoint a new Trustee pursuant to Clause 27.1 of the Trust Deed with the consent of Gazprom (such consent not to be unreasonably withheld or delayed).

11 Events of Default

11.1 Events of Default

If one or more of the following events of default (each, an "Event of Default") shall occur and be continuing, the Bank shall be entitled to the remedies set forth in sub-Clause 11.3.

11.1.1 Gazprom fails to pay within three Business Days any amount payable hereunder as and when such amount becomes payable in the currency and in the manner specified herein, provided that such default will not be an Event of Default if (i) it occurs by reason only of administrative or technical difficulties affecting the transfer of the funds due from Gazprom, (ii) Gazprom issued the appropriate transfer and payment instructions in sufficient time to permit the transfer and payment of the amount due to be made on its due date and (iii) the Bank receives from Gazprom that amount within six Business Days after the due date for payment.

11.1.2 Gazprom fails to perform or observe any of its other obligations under this Agreement and (except where in any such case that failure is not capable of remedy when no such notices as is hereinafter mentioned will be required) that failure continues for the period of 30 days (or such longer period as the Bank may permit) next following the submission by the Bank to Gazprom of notice in writing requesting the same to be remedied.

11.1.3 Any representation or warranty of Gazprom or any statement deemed to be made by Gazprom in this Agreement or in any other document, certificate or notice delivered to the Bank in connection with this Agreement or the issue of Notes proves to have been inaccurate, incomplete or misleading in any material respect at the time it was made or repeated or deemed to have been made or repeated.

11.1.4 Gazprom or any Principal Subsidiary (i) fails to pay any of its Financial Indebtedness as and when such Financial Indebtedness becomes payable, taking into account any applicable grace period or (ii) fails to perform or observe any covenant or agreement to be performed or observed by it contained in any other agreement or in any instrument evidencing any of its Financial Indebtedness if, as a result of such failure, any other party to such agreement or instrument is entitled to exercise, and has not irrevocably waived, the right to accelerate the maturity of any amount owing thereunder; provided, that the total amount of such Financial Indebtedness unpaid or capable of being accelerated exceeds U.S.$20,000,000 (or its equivalent in another currency); provided however that this sub-Clause 11.1.4 shall not apply to foreign currency Financial Indebtedness owed to Russian Persons.

11.1.5 Gazprom or any Principal Subsidiary commences negotiations with its creditors generally with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors generally; provided that in the case of a Principal Subsidiary the same could have a Material Adverse Effect.

11.1.6 Gazprom or any Principal Subsidiary takes any corporate action or any order is made by a competent court for its winding-up, dissolution, external administration or re-organisation whether by way of voluntary arrangement, scheme of arrangement or otherwise or for the appointment of a liquidator, receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of all or a material part of its revenues and assets.

11.1.7 Gazprom or any Principal Subsidiary (i) fails or is unable to pay its debts generally as they become due or (ii) commences a voluntary case in bankruptcy or any other action or proceeding for any other relief under any law affecting creditors' rights as is similar to bankruptcy law, or (iii) a bankruptcy (insolvency) petition in respect of Gazprom or any

Principal Subsidiary is accepted by any competent court and bankruptcy proceedings are initiated by such competent court, or any action is brought in and accepted by any competent court for the liquidation of Gazprom or any Principal Subsidiary or a Russian federal law that provides for the liquidation of Gazprom as operator of the Unified Gas Supply System is adopted and comes into effect.

11.1.8 Any governmental authorisation necessary for the performance of any obligation of Gazprom under this Agreement fails to be in full force and effect.

11.1.9 Any governmental authority or court takes any action that has a material adverse effect on Gazprom's ability to perform its obligations under this Agreement or the validity or enforceability of this Agreement or the rights or remedies of the Bank under this Agreement.

11.1.10 Any execution or distress is levied against, or an encumbrancer takes possession of, the whole or any material part of, the assets of Gazprom or any event occurs which under the laws of any jurisdiction has a similar or analogous effect and the same could have a Material Adverse Effect unless such execution, distress, enforcement of an Encumbrance or similar or analogous event is being contested in good faith by Gazprom and is not removed, paid out, stayed or discharged within 30 days of such execution, distress being levied, taking of possession or similar or analogous act, as the case may be.

11.1.11 The aggregate amount of unsatisfied judgements, decrees or orders of courts of competent jurisdiction or other appropriate and competent law-enforcement bodies for the payment of money against Gazprom and its Principal Subsidiaries in the aggregate exceeds U.S.$5,000,000, or the equivalent thereof in any other currency or currencies and there is a period of 30 days following the entry thereof during which such judgment, decree or order is not discharged, waived or the execution thereof stayed and such default continues for ten days after the notice specified in sub-Clause 11.2.

11.1.12 Any seizure, compulsory acquisition, expropriation, nationalisation or renationalisation after the date of this Agreement by or under the authority of a government authority of all or part (the book value of which is fifteen per cent. (15 per cent.) or more of the book value of the whole) of the assets or all or more than fifteen per cent. (15 per cent.) of the voting or non-voting shares of Gazprom or any Principal Subsidiary is made by any person.

11.1.13 Gazprom or any of its Principal Subsidiaries ceases to carry on the principal business it carries on at the date hereof.

11.1.14 At any time it is or becomes unlawful for Gazprom to perform or comply with any or all of its obligations under this Agreement or any of such obligations (subject as provided in sub-Clause 9.1.2) are not, or cease to be, legal, valid, binding and enforceable.

11.1.15 **Any event** occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs.

11.2 Notice of Default

Gazprom shall deliver to the Bank and the Trustee, within 30 days after becoming aware thereof, written notice of any event which is a Potential Event of Default or an Event of Default, its status and what action Gazprom is taking or proposes to take with respect thereto.

11.3 Default Remedies

If any Event of Default shall occur and be continuing, the Bank may, by notice in writing to Gazprom, (a) declare the obligations of the Bank hereunder to be terminated, whereupon such obligations shall terminate, and (b) declare all amounts payable hereunder by Gazprom that would otherwise be due after the date of such termination to be immediately due and payable,

whereupon all such amounts shall become immediately due and payable, all without diligence, presentment, demand of payment, protest or notice of any kind, which are expressly waived by Gazprom; provided, however, that if any event of any kind referred to in sub-Clause 11.1.7 occurs, the obligations of the Bank hereunder shall immediately terminate, and all amounts payable hereunder by Gazprom that would otherwise be due after the occurrence of such event shall become immediately due and payable, all without diligence, presentment, demand of payment, protest or notice of any kind, which are especially waived by Gazprom.

11.4 Rights Not Exclusive

The rights provided for herein are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided by law.

12 Indemnity

12.1 Indemnification

Gazprom undertakes to the Bank that if the Bank, each director, officer, employee or agent (other than the Principal Paying Agent or any of the Paying Agents) of the Bank (each an "**Indemnified Party**") incurs any loss, liability, cost, claim, charge, expense (including all legal fees properly incurred) demand or damage (a "**Loss**") which may be properly incurred in respect of this Agreement (or enforcement thereof), and/or the issuance, constitution, sale, listing and/or enforcement of the Notes and/or the Notes being outstanding (excluding a Loss that is the subject of the undertakings contained in Clauses 8 and 13 and sub-Clause 14.6 of this Agreement (it being understood that the Bank may not recover twice in respect of the same Loss)) Gazprom shall pay to the Indemnified Party on demand an amount equal to such Loss (as evidenced by an invoice distributed to Gazprom by the Bank in accordance with sub-Clause 14.4) unless, in any such case, such Loss was either caused by such Indemnified Parties' negligence or wilful misconduct or arise out of a breach of the representations and warranties of the Bank contained in the First Schedule to the Subscription Agreement; provided that this sub-Clause 12.1 will not apply to or in respect of any Taxes with respect to payments of principal and interest on the Loan or any other amount payable under this Agreement.

12.2 Independent Obligation

Sub-Clause 12.1 constitutes a separate and independent obligation of Gazprom from its other obligations under or in connection with this Agreement or any other obligations of Gazprom in connection with the issuance of the Notes by the Bank and shall not affect, or be construed to affect, any other provision of this Agreement or any such other obligations.

12.3 Evidence of Loss

A certificate of the Bank setting forth the amount of losses, expenses and liabilities described in sub-Clause 12.1 and specifying in full detail the basis therefor shall be prima facie evidence of the amount of such losses, expenses and liabilities.

12.4 Survival

The obligations of Gazprom pursuant to sub-Clauses 6.2, 6.3 and 12.1 shall survive the execution and delivery of this Agreement, the drawdown of the Facility and the repayment of the Loan, in each case by Gazprom.

13 Expenses

13.1 Reimbursement of Front-end Expenses for the Extension of the Loan by the Bank

Gazprom shall, subject to the terms contained in a side letter of even date herewith, reimburse the Bank in Dollars on demand for all reasonable costs and expenses incurred by the Bank in connection with the negotiation, preparation and execution of this Agreement and all related

documents, the Notes and all related documents, including, without limitation, the fees and expense of its counsel.

13.2 Reimbursement of Ongoing Expenses for the Extension of the Loan by the Bank

In addition, Gazprom hereby agrees to make any and all payments, and to pay any and all commissions, costs and expenses, in Dollars, owing to Salomon Brothers International Limited and Credit Suisse First Boston (Europe) Limited or any third party by the Bank under or in respect of the Subscription Agreement, including, without limitation, the payments required under Clauses 5 and 8 of the Subscription Agreement. Gazprom shall also reimburse the Bank for any indemnification or other payment obligations of the Bank under or in respect of the Trust Deed (other than the obligation of the Bank to make payments of principal, interest or additional amounts in respect of the Notes).

14 General

14.1 Evidence of Debt

The entries made in the account referred to in sub-Clause 6.1 shall, in the absence of manifest error, constitute prima facie evidence of the existence and amounts of Gazprom's obligations recorded therein.

14.2 Stamp Duties

Gazprom shall pay all stamp, registration and documentary taxes or similar charges (if any) imposed by any person in the Russian Federation or the Federal Republic of Germany which may be payable or determined to be payable in connection with the execution, delivery, performance, enforcement, or admissibility into evidence of this Agreement and shall indemnify the Bank against any and all costs and expenses which may be incurred or suffered by the Bank with respect to, or resulting from, delay or failure by Gazprom to pay such taxes or similar charges.

14.3 Waivers

No failure to exercise and no delay in exercising, on the part of the Bank or Gazprom, any right, power to privilege hereunder and no course of dealing between Gazprom and the Bank shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights, or remedies provided by applicable law.

14.4 Notices

All notices, requests, demands or other communications to or upon the respective parties hereto shall be given or made by telex or otherwise in writing and shall be deemed to have been duly given or made at the time of delivery, if delivered by hand or courier or if sent by facsimile transmission or by airmail, to the party to which such notice, request, demand or other communication is required or permitted to be given or made under this Agreement addressed as follows:

(a) if to Gazprom:

OAO Gazprom
16 Nametkina Street
117884 Moscow
Russian Federation
Telecopier: (7 095) 719 8352
Attention: Corporate Finance Department

(b) if to the Bank:

Salomon Brothers AG
Frankfurter Welle
Reuterweg 16
60323 Frankfurt am Main
Federal Republic of Germany
Telecopier: (49 69) 232 570
Attention: Operations Department

or to such other address or telecopier number as any party may hereafter specify in writing to the other.

14.5 Assignment

14.5.1 This Agreement shall inure to the benefit of and be binding upon the parties, their respective successors and any permitted assignee or transferee of some or all of a party's rights or obligations under this Agreement. Any reference in this Agreement to any party shall be construed accordingly and, in particular, references to the exercise of rights and discretions by the Bank, following the enforcement of the security and/or assignment referred to in sub-Clause 14.5.3 below, shall be references to the exercise of such rights or discretions by the Trustee (as Trustee). Notwithstanding the foregoing, the Trustee shall not be entitled to participate in any discussions between the Bank and Gazprom or any agreements of the Bank or Gazprom pursuant to sub-Clauses 6.4 or 6.5 or Clause 8.

14.5.2 Gazprom shall not assign or transfer all or any part of its rights or obligations hereunder to any other party except as otherwise expressly permitted herein.

14.5.3 The Bank may not assign or transfer, in whole or in part, any of its rights and benefits or obligations under this Agreement except (i) the charge by way of first fixed charge granted by the Bank in favour of the Trustee (as Trustee) of the Bank's rights and benefits under this Agreement and (ii) the absolute assignment by the Bank to the Trustee of certain rights, interests and benefits under this Agreement, in each case, pursuant to Clause 4 of the Trust Deed.

14.6 Currency Indemnity

To the fullest extent permitted by law, the obligation of Gazprom in respect of any amount due in Dollars under this Agreement shall, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in Dollars that the Bank may, in accordance with normal banking procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Business Day immediately following the day on which the Bank receives such payment. If the amount in Dollars that may be so purchased for any reason falls short of the amount originally due (the "**Due Amount**"), Gazprom hereby agrees to indemnify and hold harmless the Bank against any deficiency in Dollars. Any obligation of Gazprom not discharged by payment in Dollars shall, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided herein, shall continue in full force and effect. If the amount in Dollars that may be purchased exceeds that Due Amount the Bank shall promptly pay the amount of the excess to Gazprom.

14.7 Prescription

Subject to the Bank having received the principal amount thereof or interest thereon from Gazprom, the Bank shall forthwith repay to Gazprom the principal amount or the interest amount thereon, respectively, of any Notes upon such Notes becoming void pursuant to Condition 11 of the Notes.

14.8 Contracts (Rights of Third Parties) Act 1999

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

14.9 Choice of Law

This Agreement shall be governed by, and construed in accordance with, the laws of England.

14.10 Jurisdiction

14.10.1 For the exclusive benefit of the other party, each of Gazprom and the Bank hereby irrevocably agrees that the courts of England shall have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that accordingly any suit, action or proceeding (collectively, "**Proceedings**") arising out of or in connection with this Agreement may be brought in such courts.

14.10.2 Each of the parties irrevocably waives any objection which it may now or hereafter have to the laying of the venue of any Proceedings in any such court referred to in this Clause 14 and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a final and conclusive judgment in any Proceedings brought in the English courts with competent jurisdiction shall be conclusive and binding and may be enforced in the courts of any other jurisdiction.

14.10.3 Nothing contained in this Agreement shall limit the right of any party to take Proceedings against another party in any other court of competent jurisdiction to the extent permitted by any applicable law, nor shall the taking of Proceedings in connection with this Agreement in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction or in any other court of competent jurisdiction in connection with this Agreement to the extent by any applicable law.

14.10.4 Gazprom hereby agrees that, at the option of the Bank, any dispute, controversy, claim or cause of action brought by any party against another party or arising out of or relating to this Loan Agreement may be settled by arbitration in accordance with the Rules of the London Court of International Arbitration, which rules are deemed to be incorporated by reference into this clause. The place of arbitration shall be London, England and the language of the arbitration shall be English. The number of arbitrators shall be three, each of whom shall be disinterested in the dispute or controversy, shall have no connection with any party thereto and shall be an attorney experienced in international securities transactions. Each party shall nominate an arbitrator, who, in turn, shall nominate the Chairman of the Tribunal. If a dispute, claim controversy or cause of action shall involve more than two parties, the parties thereto shall attempt to align themselves in two sides (i.e. claimant and respondent) each of which shall appoint an arbitrator as if there were only two sides to such dispute, claim controversy or cause of action. If such alignment and appointment shall not have occurred within twenty (20) calendar days after the initiating party serves the arbitration demand or if a Chairman has not been selected within thirty (30) calendar days of the selection of the second arbitrator, the Arbitration Court of the London Court of International Arbitration shall appoint the three arbitrators or the Chairman, as the case may be. The parties and the Arbitration Court may appoint arbitrators from among the nationals of any country, whether or not a party is a national of that country. The arbitrators shall have no authority to award punitive or other punitive type damages and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Agreement.

Fees of the arbitration (excluding each party's preparation, travel, attorneys' fees and similar costs) shall be borne in accordance with the decision of the arbitrators. The decision of the arbitrators shall be final, binding and enforceable upon the parties and judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction thereof. In the event that the failure of a party to comply with the decision of

the arbitrators requires any other party to apply to any court for enforcement of such award, the non-complying party shall be liable to the other for all costs of such litigation, including reasonable attorneys' fees.

14.10.5 Bank's Process agent: The Bank agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Citibank, N.A., General Counsel, Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB or its other principal place of business in England for the time being or at any other address for the time being at which process may be served on such person in accordance with Part XXIII of the Companies Act 1985 (as modified or re-enacted from time to time). If such person is not or ceases to be effectively appointed to accept service of process on the Bank's behalf, the Bank shall, on the written demand of Gazprom, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, Gazprom shall be entitled to appoint such a person by written notice to the Bank. Nothing in this Clause shall affect the right of Gazprom to serve process in any other manner permitted by law.

14.10.6 Borrower's Process agent: Gazprom agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Gazprom (U.K.) Limited at 35 Vine Street, London EC3N 2AA or its other principal place of business in England for the time being or at any other address for the time being at which process may be served on such person in accordance with Part XXIII of the Companies Act 1985 (as modified or re-enacted from time to time). If such person is not or ceases to be effectively appointed to accept service of process on Gazprom's behalf, Gazprom shall, on the written demand of the Bank, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, the Bank shall be entitled to appoint such a person by written notice to Gazprom. Nothing in this Clause shall affect the right of the Bank to serve process in any other manner permitted by law.

14.11 Counterparts

This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same agreement.

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the Terms and Conditions of the Notes, which contain summaries of certain provisions of the Trust Deed, and which will be attached to the Notes in definitive form, if any, and (subject to the provisions thereof) apply to the Global Note.

The U.S.$●00,000,000 Fixed Rate Loan Participation Notes due ● (the "**Notes**" which expression includes any further Notes issued pursuant to Condition 15 and forming a single series herewith), without coupons, of Salomon Brothers AG (the "**Bank**") are constituted by a trust deed (the "**Trust Deed**", which expression includes such trust deed as from time to time modified in accordance with the provisions therein contained and any deed or other document expressed to be supplemental thereto, as from time to time so modified) dated ● 2002 and made between the Bank and The Bank of New York (the "**Trustee**", which expression shall include any successors) as trustee for the holders of the Notes (the "**Noteholders**").

The Bank has authorised the creation, issue and sale of the Notes for the sole purpose of financing a U.S.$●00,000,000 ● year loan (the "**Loan**") to Open Joint Stock Company Gazprom (the "**Borrower**"). The Bank and the Borrower have recorded the terms of the Loan in a loan agreement (the "**Loan Agreement**") dated ● 2002 between the Bank and the Borrower.

In each case where amounts of principal, interest and additional amounts (if any) are stated herein or in the Trust Deed to be payable in respect of the Notes, the obligations of the Bank to make any such payment shall constitute an obligation only to account to the Noteholders on each date upon which such amounts of principal, interest and additional amounts (if any) are due in respect of the Notes, for an amount equivalent to sums of principal, interest and additional amounts (if any) actually received by or for the account of the Bank pursuant to the Loan Agreement.

The Bank has charged by way of first fixed charge in favour of the Trustee certain of its rights and interests as lender under the Loan Agreement (other than any rights and benefits constituting Reserved Rights (as defined in the Trust Deed)) as security for its payment obligations in respect of the Notes and under the Trust Deed (the "**Charge**") and has assigned absolutely certain other rights under the Loan Agreement to the Trustee (the "**Loan Administration Assignment**" and together with the Charge, the "**Security Interests**"). In certain circumstances, the Trustee can (subject to it being indemnified and/or secured to its satisfaction) be required by Noteholders holding at least one quarter of the principal amount of the Notes outstanding or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders to exercise certain of its powers under the Trust Deed (including those arising under the Loan Administration Assignment).

Payments in respect of the Notes will be made (subject to the receipt of the relevant funds from the Borrower) pursuant to a paying agency agreement (the "**Agency Agreement**") dated ● 2002 and made between the Bank, The Bank of New York, New York Branch as paying agent and the registrar (the "**Registrar**", which expressions shall include any successors), The Bank of New York, London Branch as the principal paying agent (the "**Principal Paying Agent**") and Kredietbank S.A. Luxembourgeoise as paying agent and transfer agent (the "**Transfer Agent**"), which expressions shall include any successors, the Borrower and the Trustee.

Copies of the Trust Deed, the Loan Agreement and the Agency Agreement are available for inspection at the principal office of the Trustee being, at the date hereof, at One Canada Square, London E14 5AL at the specified office of the Principal Paying Agent and at the specified office of the Paying Agent in Luxembourg.

The statements contained in these Terms and Conditions include summaries or restatements of, and are subject to, the detailed provisions of the Trust Deed, the Loan Agreement (the form of which is scheduled to and incorporated in the Trust Deed) and the Agency Agreement. Noteholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions thereof.

1 Status

The sole purpose of the issue of the Notes is to provide the funds for the Bank to finance the Loan. The Notes constitute the obligation of the Bank to apply the proceeds from the issue of the Notes solely for financing the Loan and to account to the Noteholders for an amount equivalent to sums of principal, interest and additional amounts (if any) actually received by or for the account of the Bank pursuant to the Loan Agreement.

The Trust Deed provides that payments in respect of the Notes equivalent to the sums actually received by or for the account of the Bank by way of principal, interest or additional amounts (if any) pursuant to the Loan Agreement will be made *pro rata* among all Noteholders, on the date of, and in the currency of, and subject to the conditions attaching to, the equivalent payment pursuant to the Loan Agreement. The Bank shall not be liable to make any payment in respect of the Notes other than as expressly provided herein and in the Trust Deed. As provided therein, the Bank shall be under no obligation to exercise in favour of the Noteholders any rights of set-off or of banker's lien or to combine accounts or counterclaim that may arise out of other transactions between the Bank and the Borrower.

Noteholders have notice of, and have accepted, these Terms and Conditions and the contents of the Trust Deed and the Loan Agreement, and have hereby accepted that:

(a) neither the Bank nor the Trustee makes any representation or warranty in respect of, or shall at any time have any responsibility for, or, save as otherwise expressly provided in the Trust Deed or in paragraph (f) below, liability or obligation in respect of the performance and observance by the Borrower of its obligations under the Loan Agreement or the recoverability of any sum of principal or interest (or any additional amounts) due or to become due from the Borrower under the Loan Agreement;

(b) neither the Bank nor the Trustee shall at any time have any responsibility for, or obligation or liability in respect of, the financial condition, creditworthiness, affairs, status or nature of the Borrower;

(c) neither the Bank nor the Trustee shall at any time be liable for any representation or warranty or any act, default or omission of the Borrower under or in respect of the Loan Agreement;

(d) neither the Bank nor the Trustee shall at any time have any responsibility for, or liability or obligation in respect of, the performance and observance by the Principal Paying Agent, any of the Paying Agents, the Registrar or the Transfer Agent of their respective obligations under the Agency Agreement;

(e) the financial servicing and performance of the terms of the Notes depend solely and exclusively upon performance by the Borrower of its obligations under the Loan Agreement and its covenant, credit and financial standing. The Borrower has represented and warranted to the Bank in the Loan Agreement that the Loan Agreement constitutes a legal, valid and binding obligation of the Borrower; and

(f) the Bank and the Trustee shall be entitled to rely on self-certification of the Borrower as a means of monitoring whether the Borrower is complying with its obligations under the Loan Agreement and shall not otherwise be responsible for investigating any aspect of the Borrower's performance in relation thereto and, subject as further provided in the Trust Deed, the Trustee will not be liable for any failure to make the usual or any investigations which might be made by a security holder in relation to the property which is the subject of the Trust Deed and held by way of security for the Notes, and shall not be bound to enquire into or be liable for any defect or failure in the right or title of the Bank to the assigned property whether such defect or failure was known to the Trustee or might have been discovered upon examination or enquiry or whether capable of remedy or not, nor will it have any liability for the enforceability of the security created by the Security Interests whether as a result of any failure, omission or defect in registering or filing or otherwise protecting or perfecting such security; the Trustee has no responsibility for the value of such security.

Under the Trust Deed, the obligations of the Bank in respect of the Notes rank *pari passu* and rateably without any preference among themselves.

In the event that the payments under the Loan Agreement are made by the Borrower to, or to the order of, the Trustee or (subject to the provisions of the Trust Deed) the Principal Paying Agent, they will *pro tanto* satisfy the obligations of the Bank in respect of the Notes.

Save as otherwise expressly provided herein and in the Trust Deed, no proprietary or other direct interest in the Bank's right under or in respect of the Loan Agreement or the Loan exists for the benefit of the Noteholders. Subject to the terms of the Trust Deed, no Noteholder will have any entitlement to enforce the Loan Agreement or direct recourse to the Borrower except through action by the Trustee pursuant to the Loan Administration Assignment granted to the Trustee in the Trust Deed. Neither the Bank nor, following the enforcement of the Security Interests created in the Trust Deed, the Trustee shall be required to take proceedings to enforce payment under the Loan Agreement unless it has been indemnified and/or secured by the Noteholders to its satisfaction.

2 Form and Denomination

The Notes are issued in fully registered form, and in the denomination of U.S.$1,000 or integral multiples thereof, without coupons.

3 Register, Title and Transfers

The Registrar will maintain a register (the "**Register**") in respect of the Notes in accordance with the provisions of the Agency Agreement. In these Conditions the "holder" of a Note means the person in whose name such Note is for the time being registered in the Register (or, in the case of a joint holding, the first named thereof) and "Noteholder" shall be construed accordingly. A Note will be issued to each Noteholder in respect of its registered holding.

The holder of each Note shall (except as otherwise required by law) be treated as the absolute owner of such Note for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing on the Note relating thereto (other than the endorsed form of transfer) or any notice of any previous loss or theft of such Note) and no person shall be liable for so treating such holder.

A Note may be transferred upon surrender of the relevant Note, with the endorsed form of transfer duly completed, at the specified office of the Registrar or at the specified office of the Transfer Agent, together with such evidence as the Registrar or the Transfer Agent may reasonably require to prove the title of the transferor and the authority of the individuals who have executed the form of transfer. Where not all the Notes represented by the surrendered Note are the subject of the transfer, a new Note in respect of the balance of the Note will be issued to the transferor.

Subject to the last paragraph of this Condition, within five business days of the surrender of a Note in accordance with the immediately preceding paragraph above, the Registrar will register the transfer in question and deliver a new Note to each relevant holder at its specified office or (at the request and risk of such relevant holder) by uninsured first class mail (airmail if overseas) to the address specified for the purpose by such relevant holder. In this paragraph, "business day" means a day on which commercial banks are open for business (including dealings in foreign currencies) in the city where the Registrar has its specified office.

The transfer of a Note will be effected without charge but against such indemnity as the Registrar may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such transfer.

Noteholders may not require transfers to be registered during the period of 15 days ending on the due date for any payment of principal or interest in respect of the Notes.

4 Restrictive Covenant

As provided in the Trust Deed, so long as any of the Notes remains outstanding (as defined in the Trust Deed), the Bank will not, without the prior written consent of the Trustee, agree to any amendments to or any modification or waiver of, or authorise any breach or proposed breach of, the terms of the Loan Agreement and will act at all times in accordance with any instructions of the Trustee from time to time with respect to the Loan Agreement, except as otherwise expressly provided in the Loan Agreement. Any such amendment, modification, waiver or authorisation made with the consent of the Trustee shall be binding on the Noteholders and, unless the Trustee agrees otherwise, any such amendment or modification shall be notified by the Bank to the Noteholders in accordance with Condition 14.

5 Interest

On each Interest Payment Date the Bank shall account to the Noteholders for an amount equivalent to amounts of interest actually received by or for the account of the Bank pursuant to the Loan Agreement, which interest under the Loan is equal to ● per cent. per annum as set out in Clause 4 of the Loan Agreement. Interest shall continue to accrue on overdue interest at the same rate per annum up to the maximum extent permitted by applicable law.

If interest is required to be calculated for any period of less than a year, it will be calculated on the basis of a year of 360 days consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed.

In this Condition 5, "Interest Payment Date" means ● and ● of each year.

6 Redemption

Unless previously prepaid or repaid, the Borrower will be required to repay the Loan on ● and, subject to such repayment, as set forth in the Loan Agreement, all the Notes then remaining outstanding will on that date be redeemed or repaid by the Bank at 100 per cent. of the principal amount thereof.

The Bank shall, at the option of the Holder of any Note redeem such Note on [●] (the "Put Settlement Date") at its principal amount together with accrued interest. To exercise such option a Holder must deposit the Note or Notes to be redeemed with any Paying Agent together with a duly completed put redemption notice (the "Put Option Notice") in the form obtainable from any of the Paying Agents, not more than 60 but not less than 30 days prior to the Put Settlement Date. No Note so deposited may be withdrawn. *Provided, however,* that if, prior to the Put Settlement Date, a Relevant Event has occurred or, upon due presentation of any Note on the Put Settlement Date, payment of the redemption moneys is improperly withheld or refused, such Note shall, without prejudice to the exercise of the Put Option, be returned to the Holder by uninsured first class mail (airmail if overseas) at such address as may have been given by such Holder in the relevant Put Option Notice.

Subject to timely receipt of the relevant amounts from the Borrower under the Loan Agreement, the Bank shall redeem the Notes in accordance with this Condition 6 on the Put Settlement Date, subject as provided in Condition 7 (*Payments*).

If the Loan should become repayable (and be repaid) pursuant to the Loan Agreement prior to ●, as set forth in the Loan Agreement, all Notes then remaining outstanding will thereupon become due and redeemable or repayable at par together with accrued interest (and, subject to the Loan being repaid together with accrued interest, shall be redeemed or repaid) and the Bank will endeavour to give not less than 8 days' notice thereof to the Trustee and the Noteholders.

7 Payments

Payments of principal shall be made by U.S. dollar cheque drawn on, or by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City upon surrender of the relevant Notes at the specified office of the Principal Paying Agent or at the specified office of the Transfer Agent.

Payments of interest shall be made by U.S. dollar cheque drawn on, or by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City and (in the case of interest payable on redemption) upon surrender of the relevant Notes at the specified office of the Principal Paying Agent or at the specified office of the Transfer Agent.

All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations, but without prejudice to the provisions of Condition 8. No commissions or expenses shall be charged to the Noteholders in respect of such payments.

If the due date for payments of interest or redemption is not a business day, the holder of a Note shall not be entitled to payment of the amount due until the next following business day and shall not be entitled to any further interest or other payment in respect of any such delay. In this paragraph, "business day" means a day on which the London Interbank Market is open for dealings between banks generally, and if on that day a payment is to be made hereunder, commercial banks generally are open for business in Frankfurt am Main, New York City and in the city where the specified office of the Principal Paying Agent is located.

Each payment in respect of a Note will be made to the person shown as the holder in the Register at the opening of business (in the place of the Registrar's specified office) on the fifteenth day before the due date for such payment.

The Agency Agreement provides that the Bank may at any time, with the prior written approval of the Trustee, vary or terminate the appointment of the Principal Paying Agent or any of the Paying Agents, and appoint additional or other paying agents provided that so long as the Notes are listed on the Luxembourg Stock Exchange (the "**Stock Exchange**"), there will be a paying agent and transfer agent with a specified office in Luxembourg or such other place in accordance with the rules of the Stock Exchange. Any such variation, termination or appointment shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not more than 45 days' and not less than 30 days' notice thereof shall have been given to the Noteholders in accordance with Condition 14.

In addition, if the due date for redemption or repayment of a Note is not an Interest Payment Date, interest accrued from the preceding Interest Payment Date or, as the case may be, from the Closing Date, shall be payable only as and when actually received by or for the account of the Bank pursuant to the Loan Agreement.

Save as directed by the Trustee at any time after the security created in the Trust Deed becomes enforceable, the Bank will require the Borrower to make all payments of principal and interest to be made pursuant to the Loan Agreement to the Principal Paying Agent to an account in the name of the Bank. Under the Charge, the Bank will charge by way of first fixed charge all the rights, title and interest in and to all sums of money then or in the future deposited in such account in favour of the Trustee for the benefit of the Noteholders.

8 Taxation

All payments in respect of the Notes by or on behalf of the Bank will be made without deduction or withholding for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of the Federal Republic of Germany or any authority thereof or therein having the power to tax, unless the deduction or withholding of such taxes or duties is required by law.

In such event, the Bank shall make such additional payments as shall result in the receipt by the Noteholders of such amount as would have been received by them if no such withholding or deduction had been required. However, the Bank shall only make such additional payments to the extent and at such time as it shall receive equivalent sums from the Borrower under the Loan Agreement. To the extent that the Bank does not receive any such equivalent sum, the Bank shall account to the relevant Noteholder for an additional amount equivalent to a *pro rata* proportion of such additional amount (if any) as is actually received by, or for the account of, the Bank pursuant to the provisions of the Loan Agreement on the date of, in the currency of, and subject to any conditions attaching to the payment of such additional amount to the Bank provided that no such additional amount will be payable:

(i) to a Noteholder who (a) is able to avoid such deduction or withholding by satisfying any statutory requirements or by making a declaration of non-residence or other claim for exemption to the relevant tax authority; or (b) is liable for such taxes or duties by reason of his having some connection with the Federal Republic of Germany other than the mere holding of such Notes or the receipt of payments in respect thereof;

(ii) in respect of a Note presented for payment of principal more than 30 days after the Relevant Date except to the extent that such additional payment would have been payable if such Note had been presented for payment on such thirtieth day;

(iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) in respect of a Note presented for payment by or on behalf of a Noteholder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the European Union.

As used herein, "Relevant Date" (i) means the date on which the equivalent payment under the Loan Agreement first becomes due but (ii) if the full amount payable by the Borrower has not been received by, or for the account of, the Bank pursuant to the Loan Agreement on or prior to such date, means the date on which such full amount shall have been so received and notice to that effect shall have been duly given to the Noteholders by or on behalf of the Bank.

Any reference herein or in the Trust Deed to payments in respect of the Notes shall be deemed also to refer to any additional amounts which may be payable in accordance with the Trust Deed and this Condition 8 or any undertaking given in addition thereto or in substitution therefor pursuant to the Trust Deed.

9 Enforcement

The Trust Deed provides that only the Trustee may pursue the remedies under the general law, the Trust Deed or the Notes to enforce the rights of the Noteholders and no such Noteholder will be entitled to pursue such remedies unless the Trustee (having become bound to do so in accordance with the terms of the Trust Deed) fails or neglects to do so within a reasonable period and such failure or neglect is continuing.

The Trust Deed also provides that, in the case of an Event of Default (as defined in the Loan Agreement), or of a Relevant Event (as defined in the Trust Deed), the Trustee may, and shall, if requested to do so by Noteholders owning 25 per cent. in aggregate principal amount of the Notes outstanding, or if directed to do so by an Extraordinary Resolution and, in either case, subject to it being secured and/or indemnified to its satisfaction, declare all amounts payable under the Loan Agreement by the Borrower to be due and payable (in the case of an Event of Default), or enforce the security created in the Trust Deed in favour of the Trustee (in the case of a Relevant Event). Upon repayment of the Loan following an Event of Default and a declaration as provided herein, the Notes will be redeemed or repaid and thereupon shall cease to be outstanding.

10 Meetings of Noteholders; Modification of Notes, Trust Deed and Loan Agreement; Waiver; Substitution of the Bank

The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including any modification of, or any arrangement in respect of, the Notes or the Trust Deed. Noteholders will vote *pro rata* according to the principal amount of their Notes. Special quorum provisions apply for meetings of Noteholders convened for the purpose of amending certain terms concerning, *inter alia*, the amount payable on, and the currency of payment in respect of, the Notes and the amounts payable and currency of payment under the Loan Agreement. Any resolution duly passed at a meeting of Noteholders will be binding on all the Noteholders, whether present or not.

The Trustee may agree, without the consent of the Noteholders, to any modification of the Notes and the Trust Deed or, following the creation of the Security Interests, the Loan Agreement which in the opinion of the Trustee is of a formal, minor or technical nature, is made to correct a manifest error or is not materially prejudicial to the interests of the Noteholders. The Trustee may also waive or authorise or agree to the waiving or authorising of any breach or proposed breach by the Bank of the Terms and Conditions of the Notes or the Trust Deed or, following the creation of the Security Interests, by the Borrower of the terms of the Loan Agreement, or determine that any event which would or might otherwise give rise to a right of acceleration under the Loan Agreement shall not be treated as such, if in the opinion of the Trustee, to do so would not be materially prejudicial to the interests of the Noteholders (as a class). Any such modification, waiver or authorisation shall be binding on the Noteholders and, unless the Trustee agrees otherwise, any such modification shall be promptly notified to the Noteholders.

The Trust Deed contains provisions to the effect that the Bank may, having obtained the consent of the Borrower and the Trustee (which latter consent may be given without the consent of the Noteholders) and having complied with such reasonable requirements as the Trustee may direct in the interests of the Noteholders, substitute any entity in place of the Bank as creditor under the Loan Agreement, as issuer and principal obligor in respect of the Notes and as principal obligor under the Trust Deed, subject to the relevant provisions of the Trust Deed and the substitute's rights under the Loan Agreement being charged and assigned, respectively, to the Trustee as security for the payment obligations of the substitute obligor under the Trust Deed and the Notes.

In connection with the exercise of any of its powers, trusts, authorities or discretions, the Trustee shall have regard to the interests of the Noteholders as a class and, in particular, shall not have regard to the consequences of such exercise for individual Noteholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory. No Noteholder is entitled to claim from the Bank or the Trustee any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders.

11 Prescription

Notes will become void unless presented for payment of principal within ten years (in the case of principal) or five years (in the case of interest) from the due date for payment in respect thereof.

12 Indemnification of Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce payment unless indemnified to its satisfaction.

The Trustee's responsibilities are solely those of trustee for the Noteholders on the terms of the Trust Deed. Accordingly, the Trustee makes no representations and assumes no responsibility for the validity or enforceability of the Loan Agreement or the security created in respect thereof or for the performance by the Bank of its obligations under or in respect of the Notes and the Trust Deed or by the Borrower in respect of the Loan Agreement.

13 Replacement of Notes

If a Note shall become mutilated, defaced, lost, stolen or destroyed it may, subject to all applicable laws and regulations and requirements of the Stock Exchange, be replaced at the specified office of the Registrar in New York or at the specified office of the Paying Agent in Luxembourg on payment of such costs, expenses, taxes and duties as may be incurred in connection therewith and on such terms as to evidence, security and indemnity and otherwise as may reasonably be required by or on behalf of the Bank or the Trustee. Mutilated or defaced Notes must be surrendered before replacements will be issued.

14 Notices

All notices shall be deemed to have been duly given if (i) posted to such holders at their respective addresses as shown on the register of Noteholders maintained by the Registrar and (ii) so long as the Notes are listed on the Stock Exchange, published in a daily newspaper of general circulation in Luxembourg approved by the Trustee, currently expected to be the *Luxemburger Wort*. Any such notice shall be deemed to have been given on the first date on which both conditions shall have been met.

In case by reason of any other cause it shall be impracticable to publish any notice to holders of Notes as provided above, then such notification to such holders as shall be given with the approval of the Trustee shall constitute sufficient notice to such holders for every purpose hereunder.

15 Further Issues

The Bank may from time to time, without the consent of the Noteholders, create and issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes. Such further Notes shall be issued under a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of Noteholders and the holders of Notes of other series in certain circumstances where the Trustee so decides.

16 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

17 Governing Law

The Notes and the Trust Deed are governed by and shall be construed in accordance with, English law. The Bank has submitted in the Trust Deed to the jurisdiction of the courts of England and has appointed an agent for the service of process in England.

SUMMARY OF PROVISIONS RELATING TO THE NOTES IN GLOBAL FORM

The Notes will be represented by a Global Note which will be registered in the name of The Bank of New York Depository (Nominees) Limited as nominee for, and deposited with, a common depositary for Euroclear and Clearstream, Luxembourg. The Global Note will become exchangeable in whole but not in part (free of charge to the holder), for definitive Notes ("Definitive Notes") if (a) Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of holidays) or announces an intention permanently to cease business or (b) if the Bank would suffer a material disadvantage in respect of the Notes as a result of a change in the laws or regulations (taxation or otherwise) of any jurisdiction referred to in Condition 8 which would not be suffered were the Notes in definitive form.

Whenever the Global Note is to be exchanged for Definitive Notes, such Definitive Notes will be is-sued in an aggregate principal amount equal to the principal amount of the Global Note following delivery, by or on behalf of the registered holder of the Global Note, Euroclear and/or Clearstream, Luxembourg, to the Registrar of such information as is required to complete and deliver such Definitive Notes (including, without limitation, the names and addresses of the persons in whose names the Definitive Notes are to be registered and the principal amount of each such person's holding) against the surrender of the Global Note at the Specified Office of the Registrar or the Transfer Agent. Such exchange will be effected in accordance with the provisions of the Agency Agreement, the Trust Deed and the Global Note.

In addition, the Global Note will contain a provision which modifies the Terms and Conditions of the Notes as they apply to the Notes evidenced by the Global Note. The following is a summary of this provision:

Notices: Notwithstanding Condition 14 (Notices), so long as the Global Note is held by or on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system (an "Alternative Clearing System"), notices to Noteholders represented by the Global Note may be given by delivery of the relevant notice to Euro-clear, Clearstream, Luxembourg or (as the case may be) such Alternative Clearing System; provided, how-ever, that, so long as the Notes are listed on the Luxembourg Stock Exchange and its rules so require, notices will also be published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*).

TAXATION

Prospective purchasers of the New Notes are advised to consult their own tax advisers as to the consequences under the tax laws of the country of which they are residents, of a purchase of Notes, including but not limited to, the consequences of receipt of interest and sale or redemption of the Notes. The following is a general description of certain tax laws relating to the Notes and the Loan as in effect on the date hereof and does not purport to be a comprehensive discussion of the tax treatment of the Notes.

Russian Federation

General

The following is a summary of certain Russian tax considerations relevant to purchase, ownership and disposition of the Notes as well as concerning taxation of payments of interest on the Loan. The summary is based on the laws of Russia in effect on the date of this Offering Circular. The summary does not seek to ad-dress the applicability of, and procedures in relation to, taxes levied by regions, municipalities or other non-federal level authorities of Russia. Nor does the summary seek to address the availability of double tax treaty relief, and it should be noted that there may be practical difficulties involved in claiming double tax treaty re-lief. Prospective investors should consult their own advisers regarding the tax consequences of investing in the Notes. No representation with respect to the Russian tax consequences to any particular holder is made hereby.

Many aspects of Russian tax law are subject to significant uncertainty. Further, the substantive provisions of Russian tax law applicable to financial instruments may be subject to more rapid and unpredictable change and inconsistency than in jurisdictions with more developed capital markets. In particular, the interpretation and application of such provisions will in practice rest substantially with local tax inspectorates.

For the purposes of this summary, a "non-resident holder" means a physical person actually present in Russia for an aggregate period of less than 183 days in a given calendar year or a legal person or organisation in each case not organised under Russian law which holds and disposes of the Notes otherwise than through a permanent establishment in Russia.

The Russian tax treatment of interest payments made by Gazprom to the Bank under the Loan Agreement may affect the holders of the Notes. See below "Taxation of Interest on the Loan".

Non-Resident Holders

A non-resident holder of a Note will not be subject to any Russian taxes on receipt from the Bank of amounts payable in respect of principal, of, or interest on, the Note subject to what is said in "Taxation of Interest on the Loan".

A non-resident holder generally should not be subject to any Russian taxes in respect of gains or other income realised on the sale or other disposition of the Notes outside Russia provided there is no income from a source within Russia.

A non-resident holder which is a legal person or organisation should not be subject to withholding tax on any gain on the disposal of Notes even if payment is received from within Russia, although there is some residual uncertainty regarding the treatment of any part of such gain which is attributable to accrued interest on the Notes. Accrued interest may be distinguished from the total gain and taxed at a rate of 20%. The separate taxation of the interest accrued may create a tax liability in relation to interest even in a situation of a capital loss on the disposal of the Notes.

A non-resident holder who is a physical person will generally be subject to tax at the rate of 30% on the gross proceeds from the disposal of the Notes less any available cost deductions (taxable base) where the proceeds of such disposal are received from a source within Russia, subject to any available double tax treaty relief. If the Notes are disposed of in Russia, the proceeds of such disposal are likely to be regarded for personal income tax purposes as income from a source within Russia. In certain

circumstances, if the disposal proceeds are payable by a Russian organisation, individual entrepreneur or a Russian permanent establishment of a foreign organisation, the payer may be required to withhold this tax. There is a risk that the taxable base may be affected by changes in the exchange rates between the currency of acquisition of the Notes, the currency of sale and Roubles.

Resident Holders

A holder of a Note who is a physical or legal person resident in Russia for tax purposes is subject to all applicable Russian taxes.

Taxation of Interest on the Loan

In general, payments of interest on borrowed funds by a Russian entity to a non-resident legal person are subject to Russian withholding tax at the rate of 20%, absent reduction or elimination pursuant to the terms of an applicable double tax treaty. Based on professional advice it has received, Gazprom believes that payments of interest on the Loan should not be subject to withholding under the terms of the double taxation treaty between Russia and the Federal Republic of Germany. However there can be no assurance that such relief will be obtained. If, as a result of the enforcement by the Trustee of the security granted to it by the Bank by way of the security interests created in the Trust Deed, interest under the Loan becomes payable to the Trustee, the benefit of the double tax treaty between Russia and the Federal Republic of Germany would cease and payments of interest may be subject to Russian withholding tax.

VAT is not applied to the rendering of financial services involving the provision of a loan in monetary form. Therefore no VAT will be payable in Russia on interest payments.

If the payments under the Loan Agreement are subject to any withholding (as a result of which the Bank would reduce payments under the Notes in the amount of such withholding), Gazprom is obliged to in-crease payments as may be necessary so that the net payments received by the Bank will not be less than the amount it would have received in the absence of such withholding. It should be noted however that gross-up provisions in contracts may not be enforceable under Russian law. In the event that Gazprom fails to increase payments, such failure would constitute an Event of Default under the Loan Agreement. If Gazprom is obliged to increase payments, it may prepay the Loan in full. In such case, all outstanding Notes would be redeemable at par with accrued interest.

Federal Republic of Germany

The following is a general discussion of certain German income tax consequences of the acquisition, ownership and disposition of Notes to original purchasers of the Notes. This summary is based on the laws currently in force and as applied in practice on the date of this Offering Circular, which are subject to change, possibly with retroactive effect. The information provided below does not purport to be a complete, exhaustive or final summary of the tax law and practice currently applicable in the Federal Republic of German.

Resident Holders

Under German law, as currently in effect, payments of interest on the Notes to persons who are residents of Germany (that is, persons whose residence, customary place of abode, seat or place of management is located in Germany) are subject to German personal or corporate income tax. If the Notes are kept or administered in a domestic securities deposit account by a German financial institution, which term includes a German branch of a foreign financial institution but excludes a foreign branch of a German financial institution, interest payments in respect of such Notes will be subject to a 30% advanced interest income tax (*Zinsabschlagsteuer*) and a 5.5% solidarity surcharge on such tax. As a result, such payments will be subject to a total withholding tax charge of 31.65%. The *Zinsabschlagsteuer* and solidarity surcharge withheld from such payments are later credited as prepayments against the German personal or corporate income tax and the respective solidarity surcharge of the recipient.

If a holder sells a Note during a current interest period, the accrued interest received in connection therewith (*Stückzinsen*) will also be subject to 30% *Zinsabschlagsteuer* and 5.5% solidarity surcharge, as above creditable against the personal or corporate income tax and the 30% Zinsabschlag-steuer and solidarity surcharge. Stückzinsen paid by a holder upon the purchase of a Note reduces the personal or corporate income tax base and, under certain circumstances, the taxable base for the Zinsabschlagsteuer and solidarity surcharge.

Non-Resident Holders

Payments of interest to persons who are not tax residents of Germany and have no connection with Germany other than the receipt of payments in respect of the Notes are in general exempt from the *Zinsabschlagsteuer* and solidarity surcharge.

If the interest from a Note kept or administered in a German securities deposit account by a German financial institution, which term includes a German branch of a foreign financial institution but excludes a foreign branch of a German financial institution, is received by persons who are not residents of Germany and who are taxable in Germany only with respect to certain German source income, and if, according to German tax law, such interest falls into a category of taxable income from German sources (e.g., income effectively connected with a German trade or business) which is subject to a limited income tax liability on a special basis, the 30% *Zinsabschlagsteuer* and the 5.5% solidarity surcharge are applicable but can be credited against the German personal or corporate income tax liability of such non-residents.

Other Taxes

Gains realised by persons who are not tax residents of Germany from the sale or other disposition of Notes that are not held as part of a permanent establishment or fixed base in Germany will not be subject to tax in Germany. No stamp, issue, registration, or similar taxes or duties will be payable in Germany in connection with the issuance, delivery or execution of the Notes.

EU Withholding Tax

The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments.

SALOMON BROTHERS AG

The Bank is licensed under the laws of the Federal Republic of Germany and is supervised and regulated by the German Banking Supervisory Authority and the German Bundesbank. The Bank was licensed as a bank with effect from 22 October 1986 in Frankfurt am Main and is engaged in various banking and in-vestment banking activities.

The Bank is affiliated to Salomon Brothers International Limited but is not an affiliate of the Borrower.

The fully paid up share capital of the Bank is DM 450,000,000, and the amount of its capital reserves as of 31 December 2001 was DM 2,816,945.

The Members of the Management Board of the Bank are Dr Frank Müller, Christoph Lampert, Dieter Visser and Dr. Christian Ganssmüller.

Since the Bank's sole obligation in respect of the New Notes is to make certain payments as and when payments on the Loan are received pursuant to the Loan Agreement, financial information relating to the Bank is not included in this Offering Circular.

SUBSCRIPTION AND SALE

Salomon Brothers International Limited and Credit Suisse First Boston (Europe) Limited (together the "Managers") have, pursuant to the terms and conditions set forth in a subscription agreement, dated ● 2002 (the "Subscription Agreement"), jointly and severally agreed with the Bank, subject to the satisfaction of certain conditions set forth therein, to subscribe and pay for the Notes at the issue price of 100% of the principal amount of the Notes. The Subscription Agreement also provides for the Managers to receive commissions of ●% of the principal amount of the Notes. The Borrower has agreed to pay certain costs in connection with the offering of the Notes and to reimburse the Managers, the Bank and the Trustee for certain of their expenses in connection with the offering of the Notes. The Managers are entitled to be released and discharged from their obligations under the Subscription Agreement in certain circumstances prior to payment being made to the Bank.

The Notes have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, any "U.S. person" as defined in Regulation S under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Managers have represented and agreed that neither they nor any of their affiliates nor any person acting on their behalf have offered or sold or will offer or sell any Notes as part of their distribution except outside the United States in offshore transactions (as defined in Regulation S under the Securities Act) meeting the requirements of Rule 903 of Regulation S under the Securities Act. In addition, until 40 days after commencement of the offering, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each Manager has represented and agreed that (i) it has not offered or sold and prior to the expiry of the period of six months from the payment date will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Borrower and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

No sales prospectus (*Verkaufsprospekt*) under the German Securities Sales Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) has been, or will be, prepared by the Bank or the Managers in connection with the offering of the Notes. Each Manager has represented, warranted and undertaken that it has offered and sold, and will offer and sell, the Notes only in full accordance with the German Securities Sales Prospectus Act.

Each Manager has agreed that the Notes will not be offered, transferred or sold as part of their initial distribution or at any time thereafter to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation unless to the extent otherwise permitted under Russian law.

Each Manager has agreed that it has complied and will comply with applicable laws and regulations in each jurisdiction which it offers, sells or delivers Notes or distributes this Offering Circular (and any amendments thereof and supplements thereto) or any other offering or publicity material relating to the Notes, the Bank or the Borrower.

The Borrower is a party to the Subscription Agreement and has given certain representations and warranties, covenants and indemnities to the Managers and the Bank therein.

GENERAL INFORMATION

1. The Notes represented by the Global Note have been accepted for clearance through Euroclear and Clearstream, Luxembourg with a Common Code of ●. The International Securities Identification Number for the Notes is XS01●.

2. In connection with the application to list the Notes on the Luxembourg Stock Exchange, a legal notice relating to the issue of the Notes and a copy of the Charter of Gazprom (together with an English translation) will be deposited with the Chief Registrar of the District Court in Luxembourg ("*Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg*") where such documents may be examined and copies obtained.

3. Gazprom and the Bank have obtained all necessary consents, approvals and authorisations in Russia and Germany in connection with the Loan and the issue and performance of the Notes. The Loan and the issue of the Notes were authorised by the Resolution of the Management Committee of Gazprom passed on ● 2002.

4. No consents, approvals, authorisations or orders of any regulatory authorities are required by the Bank under the laws of the Federal Republic of Germany for the maintenance of the Loan or for the issue of the Notes.

5. There has been no significant change in the financial or trading position or prospects of Gazprom or the Group since 31 December 2001 and no material adverse change in the financial or trading position or prospects of Gazprom or of the Group since 31 December 2001.

6. Except as disclosed in this Offering Circular, neither Gazprom nor any of its subsidiaries is involved in any litigation or arbitration proceedings relating to claims or amounts that are material in the con-text of the issue of the Notes nor, so far as Gazprom is aware, is any such litigation or arbitration pending or threatened.

7. Copies in English of the latest annual report and consolidated annual accounts of Gazprom and the latest interim consolidated unaudited accounts of Gazprom may be obtained, and copies of the Trust Deed in respect of the Notes (including the forms of the Global Note and definitive Notes), the Agency Agreement and the Loan Agreement will be available for inspection, at the specified offices of the Trustee and the Paying Agent in Luxembourg during normal business hours, so long as any of the Notes are outstanding.

8. Gazprom publishes interim consolidated unaudited financial statements, prepared in accordance with IAS for the 6 month period ended 30 June and for the 9 month period ended 30 September in each year. Gazprom does not publish non-consolidated annual or interim financial statements, prepared in accordance with IAS.

APPENDIX A — OVERVIEW OF THE RUSSIAN FEDERATION

The following information has been extracted from publicly available sources. It has not been independently verified by Gazprom. Neither Gazprom nor the Managers accept any responsibility for the accuracy or completeness of this information.

General

The Russian Federation, or Russia, is a sovereign and democratic federal republic, consisting of 89 subfederal political units (the "Federation Subjects"), and is constituted as a federation of republics, territories, regions, cities of federal importance and autonomous regions. It is the largest state to emerge from the former Soviet Union, covering an area of approximately 17.1 million square kilometres. Russia covers one-tenth of the world's land surface, making it the largest country in the world, almost twice the size of the United States.

Of the population of approximately 145 million, approximately 82% is ethnic Russian and a high percentage (approximately 73%) live in cities and towns. The two largest cities are Moscow, with approximately 8.55 million inhabitants, and St. Petersburg, with approximately 4.7 million inhabitants.

Russia is a leading world producer of natural resources. The oil and gas industry plays an important role in the domestic economy. There are also substantial mineral deposits including iron, nickel, copper, diamonds and gold, as well as timber.

International Relations

Russia is a member of the United Nations (and a permanent member of the Security Council), the IMF, the World Bank, the International Finance Corporation and the European Bank for Reconstruction and Development. Russia succeeded to the former Soviet Union's "observer status" to the General Agreement on Tariffs and Trade (currently, the World Trade Organisation) which was granted in May 1990 and in June 1993 made an official announcement of its intention to join the General Agreement on Tariffs and Trade. Discussions regarding Russia's admission to the World Trade Organisation started in 1995 and are continuing. Russia has also been awarded Most Favoured Nation status by several members of the Organisation for Economic Cooperation and Development ("OECD"). Russia has been granted observer status in a number of OECD committees and formally applied for membership in May 1996.

Political Structure and Recent Political Developments

Federal Structure

In 1990, Russia declared its sovereignty (though not its independence from the Soviet Union). In December 1991 Russia, Belarus and Ukraine joined together to dissolve the Soviet Union and form the Commonwealth of Independent States (the "CIS"). The CIS was subsequently joined by another 9 former Soviet republics. Members of the CIS have entered into a series of political and economic agreements among them-selves.

The Federation Treaty of 31 March 1992, signed by the majority of the Federation Subjects, initially gave to each a measure of control over budgetary and external policy as well as over the natural resources of their territories, and the Constitution of Russia (the "Constitution") and individual treaties between the Federation and some of the Federation Subjects subsequently confirmed and refined the terms of the division of authority between the Federation and its subjects.

In general, disputes between the Federal authorities and Federation Subjects have been resolved peace-fully through a political process. The military confrontation in the Chechen Republic has been the exception. There has been military confrontation in the Chechen Republic between December 1994 and August 1996 (followed by a peace treaty in May 1997) and then again from August 1999 to date, with the fighting now reduced to sporadic outbreaks. In January 2001 President Putin announced plans for a significant reduction in troop numbers and an eventual end to anti-terrorist operations. A local police

force is being formed to gradually take over the maintenance of order from the Russian military, and substantial amounts have been promised in aid for reconstruction of Chechnya. However, the situation is not stable and there have been no official talks between the federal authorities and rebel leaders. It is expected that the future of the Chechen Republic will only be decided after the completion of operations by the Russian interior and military troops.

Constitution

The Constitution provides for a tripartite governmental structure in which the power of the State is divided between the executive, legislative and judicial branches, each independent of the others. The Constitution also establishes a federal system, allocating responsibilities between federal and subfederal authorities and setting out the principles of local government.

Executive, Legislative and Judicial Branches

The Executive branch consists of the President and the Government of Russia.

The President of Russia has broad powers. The President is Head of State and Supreme Commander of the Armed Forces, with authority to declare states of military emergency and other states of emergency, subject to approval by the Federation Council and has responsibility for foreign policy and national defence. The President has the power to issue decrees and orders having the force of law (although these may not contradict the Constitution or federal legislation), to suspend acts of subfederal executive authorities and to call a national referendum on matters of special importance. The President also has the power to veto bills passed by the Federal Assembly and, under certain circumstances, to dissolve the State Duma. The President also enjoys significant powers of appointment, including the power to appoint the Prime Minister (with the consent of the Duma) and other members of the Government (who are nominated by the Prime Minister). The President may also dismiss deputy prime ministers and federal ministers at any time. In addition, the President nominates candidates for Governor of the Central Bank (for appointment by the Duma) and the Prosecutor General (for appointment by the Federation Council) and also nominates judges for the Constitutional Court, the Supreme Court and the Supreme Arbitration Court (for appointment by the Federation Council).

The President is elected in a national election for a term of four years. The Constitution provides for the early termination of the President's term of office in the event of his death, resignation or impeachment, or if he is persistently unable to exercise his powers for reasons of health, in which case the Prime Minister fulfils the responsibilities of the President until a new President is elected. New presidential elections must be held within three months of any such early termination.

The Government of Russia comprises the Prime Minister, deputy prime ministers and federal ministers, all of whom are appointed by the President as described above. The Government is automatically dis-solved after each presidential election, in order to permit the President to form a new Government. The Government is responsible for implementing federal laws, presidential decrees and international agreements. In particular, the Government is responsible for preparing and implementing the federal budget, establishing a unified financial, credit and monetary policy, carrying out social policy, preserving public order and defending the rights and freedoms of citizens.

The Legislative branch is the Federal Assembly, which consists of a lower chamber, the State Duma, and an upper chamber, the Federation Council.

The State Duma consists of 450 deputies, elected by a mixed system of majority vote and proportional representation. Half of the deputies are elected by majority vote in individual electoral districts. The other half are chosen from "party lists" on the basis of a nationwide election, with seats being allocated in proportion to the number of votes received by the party. Generally, only parties receiving more than 5% of the votes qualify for these "party list" seats. "Party list" deputies are free to change their party affiliations during their terms in office without the need for a new election. The State Duma sits for four years and no person may simultaneously serve as a State Duma deputy and hold a position in the Government.

The Federation Council represents Russia's 89 Federation Subjects. Each Federation Subject has two representatives on the Federation Council, one representing its legislative body and the other representing its executive branch.

The Judicial branch is represented by the Constitutional Court, the Supreme Court and the Supreme Arbitration Court as well as lower courts of general jurisdiction and arbitration courts.

Political Parties and Elections

Presidential elections were most recently held on 26 March 2000. The elections were scheduled to take place in the summer of 2000 but the premature resignation of President Yeltsin on 31 December 1999 brought these elections forward to March. At the time of Yeltsin's resignation, Vladimir Putin was the Prime Minister and, therefore, was elevated to the post of acting President.

Putin was successful in the first round of voting for the Presidential elections and secured over 52% of the votes cast with a turnout of 68.74% (more than 50% of the votes cast is required in order to be elected). His nearest challenger was the Communist candidate Gennady Zyuganov, who received almost 30% of votes.

The Government was appointed between May and July 2000. It has embarked on a course of significant reforms comparable to those in early 1992 aimed at strengthening the unity of the State and tightening federal control over the Federation Subjects.

In May 2000 President Putin reformed the structure of Presidential representatives in the regions. The Federation Subjects were divided into seven "federal areas" and authorised representatives with broad powers were appointed by the President to each federal area. The rights of the authorised representatives of the President include the right to participate in all activities of representative bodies of the Federation Subjects, to control the implementation of Presidential decrees and orders and federal economic programmes, and to control the use of federal property and federal funds by the Federation Subjects. The authorised representatives of the President in the Federation Subjects are financed by the Administration of the President.

The Duma elections were held on 19 December 1999 with the following results: — the Communist party led by Gennady Zyuganov won 24.3% of the votes cast; the Unity party led by Sergei Shoigou, the Minister of Emergency Situations 23.2%; the Fatherland All Russia party led by former prime minister Yevgeny Primakov, Moscow Mayor Yuri Luzhkov and St Petersburg Mayor Vladimir Yakovlev 13.1%; the Union of Right Forces led by former prime minister Sergei Kiriyenko 8.6%; the Yabloko party led by Grigory Yavlinsky 5.9% and the "Zhirinovsky bloc" led by Vladimir Zhirinovsky 6.4% Other parties received the remaining 18.5%

As a result of the distribution of seats among political parties and winners in majority vote constituencies, the communists and their allies lost control over the Duma, which now has a broadly pro-Presidential majority.

Economic Conditions and Recent Economic Developments

Following the dissolution of the Soviet Union, particularly during 1991 and 1992, Russia experienced an economic crisis, evidenced by a decline in industrial production and GDP, significant price increases, a de-cline in the average standard of living and an increase in foreign debt. In response, the Government instituted a series of measures designed to achieve financial stabilisation and price liberalisation and to create an impetus for a transition to a market economy. The Government has freed most wholesale and retail prices, reduced defence allocations, cut state subsidies, introduced a substantial value added tax, removed most non-tariff restrictions on foreign trade and launched a broad privatisation effort.

Russia's financial stabilisation programme came under severe pressure in the second half of 1997 and the first half of 1998, when the repercussions of the Asian currency and financial crises and sharp falls in world prices for oil and other commodities adversely affected the Government's ability to continue to finance its budget deficits and to maintain the value of the rouble against the U.S. dollar. On 17 August 1998, the Government and the Central Bank announced a three-part programme intended

to address these pressures. First, the rouble trading corridor was revised from 5.25-7.15 roubles for one U.S. dollar to 6.00-9.5 roubles for one U.S. dollar. This corridor was subsequently abandoned. Second, domestic GKO/OFZ bonds issued prior to 17 August 1998 and maturing before 31 December 1999 were to be restructured into new longer-term instruments and trading of these instruments was suspended pending the restructuring. Finally, for a period of 90 days Russian private sector residents were restricted from conducting certain foreign exchange operations of a capital nature, including payments of foreign currency under forward contracts and repurchase agreements and principal payments on long-term credits.

The events of 17 August led to:

- a severe devaluation of the rouble;
- a sharp increase in the rate of inflation;
- the near collapse of the country's banking system;
- significant defaults by Russian public and private borrowers on their foreign currency obligations;
- dramatic declines in the prices of Russian debt and equity securities (including Russia eurobonds); and
- an inability of Russian borrowers to raise funds internationally.

The situation stabilised rapidly, however, and 1999-2001 witnessed several positive developments. These included:

- a slow-down in the decline, and then a stabilisation, in the value of the rouble against the U.S. dollar (and appreciation of the value of the rouble against the U.S. dollar in real terms);
- a decline in consumer price inflation;
- an increase in real industrial output, resulting in part from the devaluation of the rouble;
- an improved balance of trade, resulting in part from the devaluation of the rouble and a significant increase in oil prices;
- improved tax collection, resulting in a significant primary fiscal surplus;
- increasing prices for Russian debt and equity securities;
- a decrease in the share of barter transactions, both in interenterprise transactions and in the execution of regional budgets; and
- the restructuring of a significant portion of Russia's rouble denominated domestic indebtedness and the reduction and restructuring of its London Club indebtedness.

President Putin's Government has announced plans for substantial economic reforms (including the tax reform, the pension reform, the housing and utilities reform) and has begun the process of implementing some of those reforms.

Privatisation

Russia commenced its privatisation programme in early 1992. About 15,000 medium and large scale enterprises employing more than 70% of the industrial workforce had been privatised through the mass voucher privatisation programme by mid 1994. In a relatively short period of time, the companies in which the Government had had less than a majority equity interest came to represent over 50% of both GDP and employment.

The first stage of the Russian privatisation process, the so called voucher privatisation, was completed in the summer of 1994. The second (post voucher) phase of the privatisation process started in late July 1994, consisting of cash sales to domestic and foreign strategic investors with the primary

objective of transferring control over the privatised companies to private management and ownership. The transfer of assets from state to private control continued in 1995 through a loans for shares programme, cash auctions and investment tenders. As at 31 December 2000, there were more than 900 joint stock companies which were 25 to 50% state owned and 371 joint stock companies which were more than 50% state owned.

In April 2002, a new privatisation law came into effect. The new law provides for several methods to privatise state owned enterprises including cash auctions, commercial tenders, contributions of state owned assets to the charter capital of other business entities, the transformation of State and municipal entities into open joint stock companies, sales of state owned shares of open join stock companies outside Russia, sales of shares of open joint stock companies through organisers of trade in the securities market, sales of state and municipal property through public offerings, sales of state and municipal property without the price indication and sales of shares of open joint stock companies held in trust.

The August 1998 financial crisis resulted in the suspension of several planned privatisation tenders. The Government has announced its intent to return to some of its privatisation plans.

Gross Domestic Product

The following table sets forth certain information regarding Russia's nominal GDP for the years 1996 to 2001:

	1996	1997	1998	1999	2000	2001[2]
Nominal GDP (*RUR billions*)	2,145.7	2,478.6	2,741.1	4,757.2	7,063.4	6,545.0[3]
Nominal GDP per capita (*RUR*)	14,523.2	16,826.4	18,659.0	32,515.0	48,527.0	45,419.8
Consumer Price Index[1] (%)	147.8	114.7	127.8	185.7	120.8	121.5
Total population, *millions* (end of period)	147.1	146.7	146.3	145.6	144.8	144.1

(1) Average on the annual basis (Source: Central Bank website, 28 August 2002).

(2) The figures for 2001 are given for the first eleven months averaged on the annual basis.

(3) The figure is given for the period from January to September 2001, averaged on the annual basis.

Source: Goskomstat's Russian Annual Statistics (2001 Edition), Goskomstat's website.

Employment

Employment has declined in Russia since reforms were initiated. The level of unemployment increased in 1998 due to the Russian financial crisis, and the labour market still remains relatively depressed. According to the Central Bank of Russia figures (based on the methodology of the International Labour Organisation), the total number of unemployed in April 2002 was 5.9 million (8.3% of the labour force) as compared to 6.2 million (8.7% of the labour force at the end of 2001), 7.0 million (9.9% of the labour force), at the end of 2000 and 8.9 million (12.4% of the labour force) at the end of 1999.

Source: Central Bank website, 28 August 2002

Balance of Payments

The following table sets forth Russia's consolidated balance of payments for the years 1996 to 2002:

	Consolidated Balance of Payments					First quarter of 2002
	1997	1998	1999	2000	2001	
	(millions of U.S. dollars)					
Current account	2,032	659	24,731	46,405	34,575	7,166
Goods and non-factor services	11,080	12,786	31,845	53,072	39,338	7,775
Trade balance	17,025	16,869	36,129	60,703	47,839	9,538
Non-factor services	(5,945)	(4,083)	(4,284)	(7,631)	(8,501)	(1,763)
Income	(8,692)	(11,790)	(7,716)	(7,004)	(3,959)	(470)
Current transfers	(356)	(337)	601	69	(804)	(139)
Capital and financial account	2,818	8,425	(17,695)	(37,050)	(25,390)	(6,017)
Capital account	(797)	(382)	(328)	10,955	(9,356)	(70)
Financial account	3,615	8,807	(17,367)	(48,005)	(16,034)	(5,947)
Direct investments	1,681	1,492	1,102	(463)	(64)	150
Portfolio investments, net	45,775	8,618	(946)	(10,334)	(653)	(125)
Other investments	(41,904)	(6,608)	(15,745)	(21,198)	(7,105)	(5,473)
Reserve assets	(1,936)	5,305	(1,778)	(16,010)	(8,212)	(499)
Errors and omissions, net	(4,851)	(9,084)	(7,036)	(9,355)	(9,185)	(1,149)

Source: Central Bank website, 28 August 2002. Certain data presented in this table differs from the previously published data due to revisions made by the Central Bank of Russia.

Official International Reserves

The following table sets forth information with respect to official international reserves as at 1 January for the years 1997 to 2002:

	Official international reserves					
	1 January 1997	1 January 1998[1]	1 January 1999[2]	1 January 2000	1 January 2001	1 January 2002
	(U.S.$ millions)					
Gold and currency reserves	15,324	17,784	12,223	12,456	27,972	36,622
Currency reserves	11,276	12,895	7,801	8,457	24,264	32,542
Foreign currency	11,271	12,771	7,800	8,455	24,263	32,538
SDRs	5	122	0	1	1	3
Reserve position on IMF	1	1	1	1	1	1
Gold[3]	4,047	4,889	4,422	3,998	3,708	4,080

(1) From 1 August 1998 deposited gold is included in the international reserves figures.

(2) From 1 September 1999 the amount of reserves excludes foreign currency balances in correspondent accounts of resident banks with the Central Bank of Russia, except for the funds transferred to Vnesheconombank for the purposes of servicing state external debt.

(3) Valuing gold at U.S.$300 per fine troy ounce.

Source: Central Bank website, 28 August 2002

Monetary policy

The decrease of the budget deficit between 1992 and 1997 with its expected elimination in 2001, and the increased access of the Government to financing from sources other than the Central Bank, have reduced the pace of monetary expansion. Prior to the 1998 financial crisis, slower monetary growth and increased ex-change rate stability have helped the Central Bank to reduce inflation from over 2000% in 1992 to 11% in December 1997. In 1998, however, inflation rose sharply again. After the

crisis, the Government changed its policy towards the rouble and proclaimed a debt moratorium and a mandatory restructuring of a significant share of domestic rouble debt. Consumer price inflation was reduced to 20.2% as at the end of 2000, from a level of 36.5% for the year 1999.

The Central Bank introduced a currency intervention band in July 1995. Another two "half-year" currency bands followed at the end of 1995 and in mid 1996. As confidence in the continuity of the exchange rate policy grew, the Central Bank introduced a full year band for 1997. In November 1997, exchange rate policy was adjusted further, to allow the authorities more flexibility in accommodating shifts in short-term capital flows. The new (flat) trading band was announced for the three years from 1998 to 2000. This was supposed to help sustain the decline in inflation and domestic interest rates. However, in 1998 the Government dropped the currency trading band and allowed the rouble to float freely. By the end of 1999, the rouble had stabilised at around 25 roubles to the U.S. dollar. Since then, the Central Bank has conducted a tight monetary policy through a system of barriers to limit the flow of currency out of Russia and direct currency interventions helping to reduce inflation and keep the rouble under control.

The rouble was redenominated, 1,000 fold, effective as at 1 January 1998. The old bills were in circulation until 1999 and will continue to be accepted by the Central Bank until 2002.

The rouble is fully convertible for current account transactions. In June 1996, the Russian Government committed itself to compliance with the obligations of Article VIII of the IMF Charter.

External Debt

As at 1 January 2002 the state external debt of Russia amounted to U.S.$130.1 billion (including indebtedness of the former USSR accepted by Russia). A significant proportion of that debt (U.S.$42.3 billion) is owed to the Paris Club of sovereign creditors. The Government has been making efforts to restructure this Paris Club debt and reschedule payments. However, these efforts have not so far been successful. If the Paris Club debt is not restructured, Russia will face substantial foreign debt payments in 2003.

Source of figures: Ministry of Finance website, 28 August 2002.

Social Conditions

The Russian standard of living declined with the beginning of economic reforms amid the country's severe economic problems. This decline has primarily affected the elderly and other segments of the population that are dependent on Government benefits. While reported real wages dropped sharply as a result of price liberalisation, Russian consumers have benefited from the wider range and improved quality of products available to them. Today, imported and domestic consumer products are available, although many goods are often beyond the means of most Russians.

Legal Environment

Russian law has undergone radical changes in recent years. Whole bodies of law unknown in the Soviet era have been adopted, covering a wide range of areas including corporate, securities, anti-trust, privatisation, property, banking and bankruptcy law. The adoption of the first, second and third parts of the new Civil Code, the Securities Market Law and the Joint Stock Companies Law are further important steps in establishing a comprehensive legal framework. At the same time, confusion and uncertainty continue to exist with respect to the state of law in Russia, not least because the pace of its development often results in ambiguities and inconsistencies.

Much business related legislation remains to be put in place. The absence of comprehensive business laws and regulations presents particularly difficult problems for businesses operating in Russia. Business related legislation is also susceptible to revision in reaction to political influences and the pressure on the Government to generate revenue or to conserve foreign currency. In addition, a significant amount of Russian legislation has been adopted based on a more or less explicit

understanding that it would serve as a general framework, with more detailed issues to be subsequently clarified by amendment or administrative regulation. In many cases, this clarification is yet to occur.

Regulations are interpreted and applied with little consistency and the decisions of one Government official may be overruled or contested by another. Moreover, many of the new Russian laws have never been interpreted by courts or administrative bodies. Both the Soviet experience and recent Russian practice suggest that the enforcement of legal rights in Russia will continue to be subject to greater discretion and political influence than is usual for most Western jurisdictions.

Exchange Controls and Repatriation

Russian currency exchange legislation limits the exchangeability of roubles for foreign currency and the use of foreign currency in Russia. Russian currency legislation currently permits, and Russian foreign in-vestment legislation currently guarantees, the right of foreign investors to convert rouble income received on investments in Russia (including dividends, profits and interest) and to transfer it abroad. However, the actual repatriation of proceeds from the sale of certain investments may be postponed for as long as 365 days.

Foreign currency may be freely exchanged for roubles in Russia, but the exchange of roubles for foreign currency in Russia is restricted and roubles may not be exported or exchanged outside Russia. Non-residents may freely convert foreign currency into roubles, but may only do so through rouble accounts which are subject to strict regulations.

The currency exchange rules govern transactions in foreign currencies and currency valuables (including foreign currency denominated securities) between Russian residents (including citizens, permanent residents and legal entities established under Russian law) and foreign currency and rouble transactions between residents and non-residents. Russian currency legislation distinguishes between "current" foreign currency transactions and foreign currency transactions involving a "movement of capital".

"Current" foreign currency transactions generally may be freely carried out between residents and between residents and non-residents. "Movement of capital" transactions in foreign currency, generally require a licence from the Central Bank subject to exemptions enacted by the Central Bank. The prevailing view is that the licence is only required for Russian residents involved in such "movement of capital" transactions. Cash transactions in foreign currency are generally prohibited within Russia.

Following the financial crisis of 1998, additional regulations on foreign currency exchange were en-acted. For example, the mandatory exchange of 75% of export revenues of Russian companies was required to be effected through the domestic foreign currency market. This requirement has been assisting the Central Bank in increasing its foreign currency reserves. The mandatory exchange requirement has been recently reduced to 50% of export revenues.

In 2001, certain steps were taken to remove some of the more onerous currency control requirements. In particular, Russian companies can now receive long term loans from foreign lenders without a Central Bank licence provided that certain conditions are met.

Taxation and Duties

The current Russian system of taxation has been characterised by rapid and unpredictable changes. The Government has an acute need for revenues because of the large deficit in public finance at all levels. Thus, the nature and amount of taxes applicable to a business's activities could ultimately turn out to be different from what is expected. Widespread non-compliance with tax laws and inconsistent enforcement by tax inspectorates contribute to the system's shortcomings. While taxation of non-income operations has been significantly reduced, businesses are still required to pay significant taxes even if they realise no profits.

The first part and certain chapters of the second part of the new Tax Code became effective in 1999 and 2001, 2002 respectively. The main objectives of the Tax Code are to reduce the total number of taxes (from about 200 existing in 1999), improve the stability, transparency and fairness of the system by eliminating many tax exemptions, and to reduce the overall tax burden on the Russian economy. The

Ministry of Finance and the Tax Ministry continue to work on the tax system by radically reducing the number of laws and harmonising Russian legislation with that of developed countries.

Entities carrying on commercial activity in Russia must be registered with the tax inspectorate in each location in which they operate, and must submit an annual tax declaration in addition to certain quarterly and monthly reporting requirements. There is a single profits tax system, but the rates are split between payments to the federal, regional and local governments. At the present time, the profits tax is imposed at a federal rate of 7.5%, a regional rate of between 10.5% and 14.5% and a local rate of 2% This results in an overall rate ranging from 20% to 24%

Social tax is payable by employers and is imposed on the employee's wage cost at a maximum rate of 35.6% A regressive rate is applied to higher wage costs, with the minimum rate as low as 2%

Value added tax, at the rate of 20% ("VAT"), is imposed on the customs value of imports of goods, and on supplies or deemed supplies of goods, works and services in the Russian territory. Certain goods are subject to VAT at a lower 10% rate. Exports, educational, medical and certain other services are generally exempt from VAT.

In addition to the foregoing taxes and duties, each subject of Russia and each local authority may impose certain regional and local taxes within the limits established by Federal legislation. The taxes include retail sales tax (up to 5% of retail revenues) and corporate property tax (up to 2% of the property's value annually).

Foreign entities are subject to a withholding tax at source on Russian source income that is not attributable to a permanent establishment. The withholding tax is imposed at the following basic rates: 15% for dividends and other income from participation in Russian enterprises, and 20% for royalties, interest, management fees and most other income. This withholding tax may be reduced pursuant to a double taxation treaty in effect between Russia and other countries for foreign legal entities and individuals who are resident in such countries. This reduction in withholding tax pursuant to such treaties may be obtained either via a re-fund (as long as such refund claim is made within three years from the end of the year in which the tax was paid) or by direct application of the double taxation treaty by the payer. In either case, the foreign legal entity or individual would be required to obtain official certification from its home jurisdiction confirming its residence (for the purposes of the treaty in the country which is a party to a double taxation treaty with Russia).

Personal income tax for tax residents is levied at a single flat rate of 13% which is effective as at 1 January 2001 and applicable to most types of income.

APPENDIX B – PART I – OVERVIEW OF THE RUSSIAN GAS INDUSTRY AND ITS REGULATION

The information set forth in this section is based on publicly available information

General

The Russian natural gas industry developed during the Soviet era and expanded rapidly after the discovery in the 1960s of significant reserves in the exceptionally large natural gas fields of Western Siberia. Russia experienced a profound crisis in the early 1990s as a result of the dissolution of the Soviet Union, suffering a decline in industrial production and GDP.

Between 1990 and 1999, the Government's policies on natural gas industry structure and prices resulted in the demand for natural gas and natural gas production levels remaining relatively stable in comparison to the production of other energy sources over the same period, such as oil and coal. Total natural gas production only declined by 7.6%, whereas the production of oil and coal declined by 41.7% and 36.7% respectively. Moreover there has been a continuous substitution during this period of the use of oil and coal by natural gas, primarily because domestic natural gas prices have been kept at a low level.

Since the dissolution of the Soviet Union, the oil and coal industries have been restructured into several regional enterprises, but the structure of the UGSS, which is the basis for natural gas production, transportation, storage and supplies in the Russian Federation, has been preserved.

Classification Of Reserves

Russian methods for calculating and classifying reserves differ from generally accepted practices in the United States and other countries. Reserves which are calculated using different methods cannot be accurately reconciled.

The following is a summary of an extract taken from a classification document concerning reserves and potential and forecasted oil and natural gas resources, which was approved by the Order of the Ministry of Natural Resources No. 126 dated 7 February 2001.

Categories of reserves and potential and forecasted oil and natural gas resources.

Natural Gas, gas condensate and oil reserves and their components, which have industrial value, are subdivided depending on the degree to which they subsist into explored reserves (represented by the categories A, B, and C1), and into preliminary estimated reserves (represented by the category C2). Oil and natural gas resources are subdivided depending on the degree to which they subsist into potential resources (represented by the category C3), and into forecasted resources (represented by the categories D1 and D2).

Category A – Deposit reserves (or a part of a deposit), which have been analysed in sufficient detail to comprehensively define the type, shape and size of the deposit; the level of the oil and natural gas saturation; the reservoir type; the nature of changes in the reservoir characteristics; the oil and natural gas saturation of the productive strata of the deposit; the content and characteristics of the oil, natural gas and condensate; as well as major features of the deposit which determine the conditions of its development (mode of operations, well productivity, strata pressure, the oil, natural gas and condensate balance, hydro and piezoconductivity and other features).

Category A reserves are calculated on the part of the deposit drilled in accordance with an approved development project for the oil or natural gas field.

Category B – Deposit reserves (or a part of a deposit), the oil and natural gas content of which is determined on the basis of commercial flows of oil or natural gas from wells at various hypsometic marks.

The type, shape and size of the deposit; the level of the oil and natural gas saturation; the reservoir type; the nature of changes in the characteristics of the reservoir; the oil and natural gas saturation of the productive strata; the content and characteristics of the oil, natural gas and condensate under stratum, standard conditions and other parameters; and also other major features of the deposit which define the conditions for its development, are all analysed so as to enable a deposit development project to be drawn up.

Category B reserves are calculated on the part of a deposit drilled in accordance with either an approved technological development scheme for an oil field or a trial industrial development project for a natural gas field.

Category C_1 deposit reserves (or a part of a deposit), the oil and natural gas content of which is deter-mined on the basis of commercial flows of oil or natural gas from wells (a number of wells are probed by exploration drilling) and on the basis of positive results from geological and geophysical analyses of untested wells. The type, shape and size of the deposit, and the conditions for bedding the oil and natural gas bearing reservoir are determined by the results of drilling exploratory and operational wells and are verified by approved methods for a given region and by geological and geophysical analytical methods.

The lithological content, the reservoir type and characteristics, the oil and natural gas saturation, the oil displacement rate, and the level of the oil and natural gas saturation of the productive strata, are determined through an analysis of the core and materials from geophysical well testing. The content and characteristics of the oil, natural gas and condensate under stratum and standard conditions are analysed according to test data from the wells. The commercial value of the oil "edge" is determined by the oil and natural gas deposit. Well productivity, hydroconductivity and piezoconductivity of the stratum, stratum pressure, temperature, and the oil, natural gas and condensate balance are analysed through testing and studies of the wells. The hydrogeological and geocryological conditions are determined by the results of well drilling and through comparison with neighbouring explored fields.

Category C_1 reserves are calculated on results of geological exploratory work and production drilling. They are analysed in order to enable preliminary data to be drawn up for a technological development plan for an oil field, or for a project for the trial industrial development of a natural gas field.

Category C_2 preliminary estimated reserves – reserves of a deposit (part of a deposit), which avail-ability is based on the results of geological and geophysical research in the unexplored part of the deposit ad-joining plots containing reserves of higher categories and in the untested deposits of the explored fields. The shape and the size of the deposit. Conditions of bedding, level and reservoir types of the layers, content and characteristics of oil, gas and condensate are determined in general terms based on the results of geological and geophysical exploration subject to information on a better explored part of the deposit or by analogy with the explored fields.

Category C_2 reserves are used to determine perspectives of the field and planning of geological and exploration works and geological and production exploration upon the transfer of wells to the higher layers. Category C_2 reserves are partially used for the purposes of compiling project documentation for the development of the deposits.

Regulation

The Russian legal system's rapid evolution during the last ten years is particularly evident in the context of natural gas industry regulation. Below is a brief overview of some key aspects of current regulatory requirements in the natural gas industry.

The regulation of legal and economic relations in the Russian natural gas industry is mainly based on the Constitution of the Russian Federation, the Civil Code of the Russian Federation, the Law of the Russian Federation "On Subsoil Resources" No. 2395-1 dated 21 February 1992 as amended (the "Subsoil Resources Law"), the Federal Law "On Natural Monopolies" No. 147-FZ dated 17 August 1995 as amended (the "Natural Monopoly Law"), the Federal Law "On the Continental Shelf of the Russian Federation" No. 187-FZ dated 30 November 1995 as amended and the Gas Supply Law. The

most important recent piece of legislation is the Gas Supply Law which creates a regulatory framework for natural gas exploration, production, transportation, storage and supplies.

Under the Gas Supply Law, the federal authorities have substantial jurisdiction over natural gas sup-plies, including, *inter alia*: the development and implementation of State policy on natural gas supply; the regulation of strategic natural gas reserves; control over the industrial and environmental safety of the natural gas supply systems; and standardisation and certification. The aim of this is to achieve consistency in the regulation of natural gas supply throughout Russia.

The Government's role is to approve: a) the various procedures for the approval of projected natural gas production levels and the sales balance in Russia; b) the Federal Programme of Gasification(1) in Russia; c) the principles for setting natural gas prices and natural gas transportation tariffs; d) the regulations for natural gas deliveries; e) the procedure for providing independent organisations with access to the natural gas transportation and distribution networks; and f) the categories of customers to whom natural gas deliveries cannot be restricted or suspended.

The Ministry of Energy of the Russian Federation is specifically responsible, in relation to the natural gas industry, for the practical implementation of State policy and the co-ordination of the activities of the federal executive bodies.

The Ministry of Natural Resources of the Russian Federation is responsible for regulating the exploration, use and protection of natural resources, including inter alia, licensing of the production and exploration of subsoil resources.

The federal legislation provides the regional and local authorities with a degree of autonomy in the exercise of their rights over the use of land and the natural resources. It also stipulates that the use of subsoil is under the joint jurisdiction of the federal and regional authorities.

Within their jurisdictions, the regional governing authorities have substantial power over the issues which arise on projects related to the exploration of oil and natural gas fields, pipelines, oil refineries and other enterprises. Such authorities, in co-operation with the regional bodies of the Ministry of Natural Re-sources, grant licences for the exploration and production of subsoil resources (except for the licences granted for subsoil plots located in Russia's internal waters, territorial sea or on its continental shelf). In addition, such authorities usually control the transfer of rights for the use of land, and regulation of issues relating to the environment, employees' health and safety, social security, and certain financial matters. The relationship between the relevant federal, regional and local authorities, as well as between any one natural gas company and such authorities, has a significant impact on the conditions under which a natural gas company can operate in any particular region.

Subsoil Licensing

In 1992, the Subsoil Resources Law introduced a licensing system for the use of subsoil in order to study, explore and produce natural resources in Russia. During the initial stages (1992-1995), licences were granted to the mining organisations without a tender or an auction, for fields where exploration and production was already in process. For new fields and subsoil plots, however, licences were awarded through auctions or tenders, conducted by the governing body of the relevant subject of the Russian Federation and the Ministry of Natural Resources or its regional authority. The most important criterion for determining the preferred bidder of the auction is the lump sum amount ("bonus") the bidder is prepared to pay for the right to use the subsoil. Not only should the preferred bidder submit the most technically and economically competent proposal, but its proposal must also address environmental, safety and national security issues.

The Subsoil Law also allows for licences to be issued without a tender procedure, for geological exploration of a subsoil plot subject to discovery of mineral resources fields by the subsoil user at its own account and upon enactment of a production sharing agreement (PSA).

The licence for subsoil use has a number of integral components one of which is the licensing agreement, which, inter alia, identifies the terms and conditions for the use of the subsoil, the rights and obligations of the licensee and the manager of the subsoil plot, the level of payments, etc. There are usually three signatories to any licensing agreement: the regional authority of the Russian region

the field is located, the Ministry of Natural Resources or its relevant regional authority (committee) and the licensee.

There are three types of licences applicable to the study, exploration and production of natural resources: for geological exploration of the subsoil plot without production right, for exploration and production of natural resources and combined licences for study, exploration, evaluation and further production of natural resources. Under the Subsoil Resources Law, licences are granted for a fixed or indefinite term which is stipulated in the license: for the exploration licences (up to five years) and for the exploration and production licences generally (either for a period for which the field is operational(2) or for a short term of up to one year). The Subsoil Resources Law allows the subsoil user to request an extension of the existing licence in order to complete either the exploration of the field or the procedures necessary to vacate the land once the exploitation of the subsoil is complete, provided such user complies with the terms and conditions of the licence. Indefinite term licences are also provided for the construction and operation of facilities used for the burial of waste, and for underground facilities, which are either unrelated to mining production or used for the storage of natural gas and liquefied hydrocarbons.

Licences granted in accordance with the Subsoil Resources Law cannot be sold or transferred to an-other entity except in limited circumstances (set out in the Subsoil Law), such as to a spin off company or a 50 per cent or a majority owned subsidiary of the licensee. A licence cannot be held by more than one legal entity, unless the right to use the subsoil is granted to a consortium, in which case the licence is issued in the name of only one member of the consortium and other members are listed in the licence.

Under a licence agreement, the licensee makes a number of commitments, for example: to extract an agreed volume of natural resources each year; to keep environmental pollutants within specified limits; and to clean up environmental contamination. When the licence expires, the licensee must return the relevant land, at its own expense, to a condition which is adequate for future use. The licensee can be fined or the licence can be revoked in the event of repeated or significant breaches of the licence conditions and laws, or the right to subsoil use can be terminated if the licence remains unused for a substantial period of time. The right to use the subsoil resources may also be suspended, restricted, or terminated early by the licensing authorities either on the occurrence of a direct threat to the lives or health of people working or residing in an area where licensed activities are carried on, or on the emergence of force majeure events such as wars or natural disasters.

Although most of the conditions set out in a licence and its integral components are based on mandatory rules contained in Russian law, there are a number of provisions in a licensing agreement which may be amended by further agreement between the licensing authorities and a licensee, provided that the correct procedures are observed.

An exploration and production licence holder is subject to a quarterly tax for production of mineral re-sources, which is calculated as a certain percentage of the value of the resources it extracts. Current legal acts establish the 16.5% tax rate for the production of natural gas and gas condensate.

A holder of a licence for geological exploration with the purpose of exploration and evaluation of hydrocarbons has to make regular payments for the allotment use based on the total area of such allotment (in square meters) and a specific rate ranging from RUR 120 to RUR 360 per sq.m.

Regular payments for subsoil use are payable on a quarterly basis in accordance with the procedures established by the Government of the Russian Federation. The exact rates for calculation of payments are determined by the executive bodies of the regions of the Russian Federation.

Regular payments for subsoil use do not substitute the relevant tax obligations applicable to the licence holder in accordance with general tax legislation.

The Unified Gas Supply System

In accordance with the Gas Supply Law, the UGSS is the basis for natural gas supplies throughout Russia. It is defined as a production complex consisting of technologically and economically

integrated objects managed on a centralised basis and designated for natural gas production, transportation, storage and supply.

Gazprom is currently the owner of the UGSS. Under the Gas Supply Law the owner of the UGSS has a number of responsibilities, including ensuring the reliable supply of natural gas within Russia; maintaining and developing the UGSS network; monitoring the function of UGSS facilities; ensuring the performance of international treaties and natural gas supply agreements entered into by Russia; procuring the use of equipment and processes for power-saving and environmental safety in the UGSS; ensuring industrial safety within the UGSS; and disaster management.

The Gas Supply Law does not permit the division of the UGSS and the liquidation of its owner is only permitted by Federal Law. The Gas Supply Law also regulates the ownership of shares in the company which owns the UGSS (currently Gazprom). In particular, foreign persons and companies are not permitted to own more than 20 per cent of the owner's issued share capital. Furthermore, at least 35 per cent of the owner's issued share capital must remain in the ownership of the State. The sale or any other transfer of title of such owner's shares can only be carried out if a Federal Law is issued permitting such sale or transfer.

Transportation and Supply of Gas

The relationship between the natural gas suppliers and off-takers is governed by the Regulation on Natural Gas Supplies within the territory of the Russian Federation approved by Government Resolution No. 162 of 5 February 1998.

A right of priority to enter into natural gas supply agreements is given to off-takers which purchase natural gas for State and utility consumers as well as households, and to off-takers that wish to extend their existing natural gas supply agreements.

The off-takers which are financed by the federal budget are obliged to enter into State gas supply con-tracts with natural gas suppliers. The contracts are entered into in accordance with the supply procedure, established by Russian legislation, for products which are required for State needs.

In accordance with Government Resolution No. 858 dated 14 July 1997, Gazprom is obliged to pro-vide independent suppliers with access to its natural gas transportation system in Russia. However, this is subject to the availability of spare capacity in the natural gas transportation system, the natural gas from independent suppliers being of sufficient quality, and the availability of connecting and branch pipelines to consumers.

In accordance with the Gas Supply Law, consumers are obliged to pay for natural gas supplies and transportation services. If consumers fail to make such payments, suppliers have the right to limit or suspend their natural gas supplies to such consumers in accordance with specific procedures provided for by a number of Government resolutions. The Government of the Russian Federation has issued a number of resolutions (e.g. Government Resolution No. 364 dated 29 May 2002 and Government Resolution No. 1 dated 5 January 1998) regulating restriction or suspension of supplies to certain customers. These consumers include, inter alia, medical institutions, military units, nuclear plants, communication organisations and utilities (for which the limitation or suspension of the supply of fuel and energy resources might result in threats to people's lives or severe environmental consequences).

Prices and Tariffs

Gas prices and transportation tariffs in Russia are regulated by the Natural Monopoly Law and the Gas Supply Law, as well as by a number of supplemental Government resolutions. Government Resolution No. 1021 of 29 December 2000 "On State Regulation of Gas Prices and Tariffs for Gas Transportation in the Territory of the Russian Federation" as amended ("Resolution No. 1021") stipulates the main provisions relating to natural gas prices and transportation tariffs.

The Federal Energy Commission of the Russian Federation ("FEC") is the authority which regulates natural monopolies, including the establishment and regulation of natural gas prices and tariffs. In accordance with Resolution No. 1021, the FEC establishes the level of:

- wholesale natural gas prices;
- tariffs for gas transportation services through trunk pipelines for independent organisations;
- tariffs for gas transportation through pipelines owned by independent gas transportation organisations;
- tariffs for gas transportation through supply networks belonging to gas distribution companies; and
- payments for the supply and marketing services rendered by gas distribution companies.

Environmental Requirements

Environmental rules and standards are regulated by a number of Russian federal laws and regulations. Federal Law No. 7-FZ "On Environmental Protection" of 10 January 2002 (the "Environmental Protection Law"), is one of the principal laws regulating environmental issues. The Environmental Protection Law establishes a "pay-to-pollute" regime and is administered by the Ministry of Natural Resources and local authorities. Fees are assessed for both pollution within the limits agreed on emissions and effluents and for pollution in excess of these limits. There are additional fines for certain other breaches of environmental regulations in place. The Environmental Protection Law does not stipulate precise requirements for the clean-up of pollution, although it does contain an obligation to fully compensate for all environmental losses caused by pollution. In the event of a dispute concerning losses caused by breaches of environmental laws and regulations, the court may impose clean-up obligations subject to the agreement of the parties.

Exploration licences and production licences generally require certain environmental commitments. Although such commitments may be stringent in a particular licence, the penalties for failing to comply are generally low, and the clean-up requirements are not onerous.

Regulating the Activities of Natural Monopolies

The Natural Monopoly Law defines "natural monopoly" as a condition of the commodities market where the demand for products is satisfied more effectively in the absence of competition. The Natural Monopoly Law sets out, inter alia, a regime for the regulation of entities which have a natural monopoly over natural gas transportation. It has also established an authority (currently the FEC), which has control over:

- transactions involving the acquisition of title to (or the rights to use) assets where the value of such assets exceeds 10% of the natural monopoly entity's own capital (as calculated in accordance with its latest audited balance-sheet). Such transactions should not be related to the industry of the natural monopoly entity;
- investments, the value of which exceeds 10% of the natural monopoly entity's own capital (as calculated in accordance with its latest audited balance sheet). Such investments should not be related to the industry of the natural monopoly entity;
- sales, leases or other transactions, whereby the natural monopoly entity disposes of assets used in the industry which its monopolises. The value of such assets exceeds 10% of the value of the natural Monopoly entity's own capital (as calculated in accordance with its latest audited balance sheet).

The FEC can penalise a natural monopoly entity and insist that it takes certain actions in the event that it breaches the Natural Monopoly Law. Furthermore, the FEC has rights to access information on a natural monopoly entity, whether it be held by such entity itself, Government bodies or local authorities.

The following are the FEC's main methods of regulating the activities of natural monopolies:

- price regulation – setting prices and tariffs and their maximum levels;
- identifying consumers entitled to obligatory services and setting natural monopoly minimum supply levels in the event that it is impossible to meet such consumers' demands (with a view to protecting the rights and legal interests of citizens, State security, the environment and cultural values).

Gazprom, as a natural monopoly entity in natural gas transportation, must submit ongoing reports on its activities and drafts of capital investment plans to the FEC.

The FEC, as a regulatory authority, has the right:

- to decide on the implementation, amendment or suspension of methods of regulating natural monopoly activities referred to in the Natural Monopoly Law (including setting prices and tariffs);
- to instruct natural monopoly entities to cease breaching the Natural Monopoly Law; to enter into contracts with those consumers entitled to an obligatory service; to make amendments to existing con-tracts; and to transfer revenues from activities which contravene the Natural Monopoly Law to the federal budget;
- to fine natural monopoly entities for violations of the Natural Monopoly Law.

Energy Charter

The Energy Charter ("EC") was conceived as a means to strengthen the relationship which existed in the energy sector between the USSR, the countries of Central and Eastern Europe and the countries of Western Europe.

The proposal for co-operation in the energy sector and creation of the EC was initially made by then Dutch Prime Minister, Mr. Lubers, at a meeting of the European Council in Dublin in June 1990. The EC was officially adopted in December 1991. It is a political declaration on co-operation between east and west in the energy sector and is not legally binding on any of its parties. At present, the EC has been signed by 52 states, including the countries of the European Union.

By December 1994, following three years of negotiations, the general intentions contained in the Energy Charter were put into a legally binding form—the Energy Charter Treaty (the "ECT"). As at 1 August 2001, the ECT had been signed by 52 countries, including Russia and the member states of the EU, and has been ratified by 46 countries.

The main objectives of the ECT are:

- to provide a stable energy supply;
- to provide effective production, processing, transportation, distribution and consumption of Energy resources;
- to assist in the development of the European energy market and the improvement of the global energy market through implementing principles of non-discriminatory access and free market pricing;
- to legally protect the interests of energy related companies and entities (from countries which are signatories to the ECT) on issues relating to investments, transit, trade, and dispute resolution procedures.

Russia signed the ECT in December 1994, but has not yet ratified it. The question of ratification has been discussed on a number of occasions in the State Duma of the Federal Council of the Russian Federation. The most recent hearing took place on 26 January 2001, where it was decided that the issue of ratification should be referred to the President of Russia, with a request that the Security Council be authorised, for the sake of the country's security, to analyse the economic and political consequences of the ratification of the ECT. Although Russia has not ratified the ECT, it is a member of

the Energy Charter Conference and participates in the Energy Charter Secretariat's day to day activities.

European Union Gas Directive

On 22 June 1998, the European Parliament and the Council of the European Union adopted a directive on common rules for the internal market in natural gas (the "Directive"). The Directive came into force on 10 August 1998.

The Directive establishes common rules for the transmission, distribution, supply and storage of natural gas. It lays down rules for the organisation and function of the natural gas sector (including liquefied natural gas), access to the market, the operation of transmission and distribution systems, and the criteria and procedures applicable to the granting of authorisations for the transmission, distribution, supply and storage of natural gas. It requires the Member States to open up their natural gas markets to competition on a staged basis – 20% by August 2000, 28% by August 2002 and 33% by August 2008. These are minimum requirements and Member States may accelerate the rate by which they open their markets, if they so wish.

The implementation of the Directive has lead to significant structural changes in the European natural gas market. The Directive is bringing about a significant liberalisation of the European natural gas market, which goes further than the Directive's minimum requirements. Almost 80% of the total EU market has now been opened up to competition. The EU Commission is considering the possibility of introducing a further Directive which would require total liberalisation of European natural gas markets by 2004.

Russia is the largest natural gas supplier into Western Europe (followed by Algeria and Norway). Cur-rent EU projections show that in order to meet the rapidly increasing demand for natural gas and to compensate for the decline in the production of natural gas within the EU, there will be an ever increasing dependence upon imports from outside the EU. The electricity industry and other sectors of the economy are increasingly using natural gas because of its favourable ecological characteristics, resulting in a rising demand for natural gas.

As a result of the liberalisation of the EU's natural gas market, short term contracts and single transactions involving natural gas have become more popular. In time, this may have a significant effect on the state of the market, however the long-term "take-or-pay" contracts, under which most of Europe's natural gas is supplied by Gazprom and other traditional exporters, provide the only guarantee for secure and stable natural gas supplies, whilst at the same time balancing the interests of both exporters and importers. This is because such contracts are the main element of major natural gas export financing projects, which provide to a producer a guaranteed return on capital investments. Furthermore, these contracts guarantee reliable natural gas supplies to the purchaser for an extended period of time.

APPENDIX B — PART II — DEGOLYER & MACNAUGHTON LETTER

DEGOLYER AND MACNAUGHTON
4925 Greenville Avenue, Suite 400
One Energy Square
Dallas, Texas 75206

TELEPHONE
(214) 368 6391
TELEFAX
(214) 369 4061

OAO Gazprom
16A, Nametkina Street
117884, Moscow B-420
Russia

Gentlemen,

DeGolyer and MacNaughton has prepared estimates of the extent and value of the proved and probable natural gas, oil, condensate, gas liquids, and sulfur reserves and the extent only of the possible natural gas, oil, condensate, gas liquids, and sulfur reserves of certain fields in Russia owned by OAO Gazprom (Gazprom). The 18 fields evaluated are located in western Siberia and the Volga-Ural Province of Russia and include the following:

Astrakhan	Urengoi Oil
Bovanenko	Viengapursk
Kharasevai	West Tarkosalinsk
Komomolsk	Yamburg
Medvezhye	Yamsovieyakoye
North Urengoi	Yen-Yakha
Novy Port	Yeti-Purovskoye
Orenburg	Yubileyne
Urengoí	Zapolarnoye

The estimated proved, probable, and possible gas, oil, condensate, gas liquids, and sulfur reserves owned by Gazprom, as of December 31, 2000, in the fields evaluated in the Reports, expressed in billions of cubic meters (BCM) and billions of cubic feet (BCF), millions of metric tons (MMmt) and millions of barrels (MMbbl), or millions of metric tons (MMmt) and millions of U.S. tons (MM U.S.t) are summarized below:

	Gazprom Separator Gas		Gazprom Oil, Condensate, and Gas Liquids	
	English Units	Metric Units	English Units	Metric Units
	(BCF)	*(BCM)*	*(MMbbl)*	*(MMmt)*
Proved Developed	216,062.29	8,118.20	804.80	97.70
Proved Undeveloped	382,660.63	10,895.74	1,593.11	197.12
Total	598,722.92	16,953.94	2,597.91	294.82
Probable*	54,497.15	1,543.18	1,440.85	176.30
Possible*	91,930.44	2,614.90	5,703.93	701.76

* Probable and possible reserves have not been adjusted to account of risk.

Note: Sulfur reserves are only applicable to the Astrakhan field and are shown in Attachment II.

The Gazprom future net revenue and present worth to be derived from the production and sale of the proved and proved-plus-probable reserves owned by Gazprom in the fields evaluated in the Reports, as of December 31, 2000, are estimated below, expressed in millions of United States dollars (MM U.S.$). Values were estimated in United States dollars (U.S.$) using the exchange rate effective December 31, 2000, which was Russian Rubles 28.16 per U.S.$1.00.

	Future net Revenue*	Present Worth at 10 Percent*
	(MM U.S.$)	*(MM U.S.$)*
Proved Developed	56,356.87	26,906.64
Proved Undeveloped	125,818.85	21,981.05
Total	182,175.82	48,887.69
Proved plus Probable**	204,873.13	49,370.01

* In the preparation of these estimates, future income tax expenses have been taken into account at the field level and for transportation of gas for export.

** *There has been no adjustment applied to the value of probable reserves to account for risk.*

The estimates of reserves, future net revenue, and present worth of future net revenue summarized are subject to the definitions, assumptions, qualifications, explanations, and conclusions expressed in the Reports. These summaries should be considered in view of the conditions of the Reports and are susceptible to being misunderstood apart from the Reports.

Very truly yours,

DeGOLYER and MacNAUGHTON

APPENDIX C – GLOSSARY OF TERMS

"Accounting Chamber"	State Finance control authority of the Russian Federation, formed by the Federation Council, the upper chamber of the Russian Parliament
"Audit Commission"	a Commission approved by a Shareholders' General Meeting which is responsible for control over Gazprom's business and financial activities
"bcm"	billion cubic meters, as measured under one atmosphere of pressure at 20°C
"Blue Stream Project"	the construction by Gazprom, in alliance with key Italian natural gas purchaser and distributor ENI, of a new natural gas trunk pipeline from Russia via the Black Sea to Turkey
"Board of Directors"	Gazprom's board of directors consisting of eleven members and appointed pursuant to the Joint Stock Companies Law and the Charter
"Central Bank"	Central Bank of the Russian Federation
"Central and Eastern Europe"	for the purposes of this Offering Circular: Bosnia, Bulgaria, Croatia, the Czech Republic, the former Yugoslavia, Hungary, Macedonia, Poland, Romania, Slovakia, Slovenia and Yugoslavia
"Central Reserve Commission"	the Ministry of Natural Resources Central Commission for State Examination of Mineral Resources Reserves established pursuant to an Order of the Geology and Subsoil Committee of the Government No. 20 dated 23 April 1992
"Charter"	Gazprom's Charter of 31 May 1996, as amended
"COMECON"	a former economic association of communist countries founded in 1949, comprised of the Soviet Union, Bulgaria, Czechoslovakia, East Germany, Hungary, Mongolia, Poland, Romania and Cuba
"Constitution"	the constitution of the Russian Federation adopted on 12 December 1993
"Dispatch Management Centre"	Gazprom's dispatch management centre responsible for monitoring natural gas supplies through the UGSS, located in Gazprom's head office in Moscow
"EBRD"	European Bank for Reconstruction and Development
"Energy Charter Treaty"	treaty between European states the main objective of which is to assist in the development of the European energy market.
"EU"	European Union
"EU Gas Directive"	a directive adopted by the European Parliament and the Council, which came into force in August 1998, with the purpose of establishing common rules for the organisation and functioning of the European natural gas market
"Europe"	for the purposes of this Offering Circular, Central and Eastern Europe and Western Europe

"FEC" — Federal Energy Commission of the Russian Federation established pursuant to Government Decree No. 960 dated 13 August 1996 which is responsible, *inter alia*, for regulating domestic gas prices, transportation tariffs and natural resources monopoly activities

"Federal Property Fund" — State agency established under Presidential Decree No. 2173 dated 17 December 1993, which is responsible for privatisation of federal property

"FSU" — excluding Russia, the countries which comprised the former Soviet Union: Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kirgizstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, the Ukraine and Uzbekistan

"Gazprom Shares" — the ordinary registered shares of Gazprom

"Gazprom Tender Committee" — a committee established within Gazprom which is responsible for holding tenders and auctions for Gazprom's various projects

"General Meeting of Shareholders" — Gazprom's highest authority in accordance with its charter, with exclusive power over various aspects of Gazprom's management

"International Energy Agency" — an energy forum with 25 member countries, which is an authoritative source for energy statistics worldwide

"kW" — kilowatts

"mcm" — thousand cubic meters, as mentioned under one atmosphere of pressure at 20° C

"Management Committee" — an executive body of Gazprom, which along with the Management Committee Chairman, manages Gazprom's day-to-day affairs and implements the strategic plans of the Board of Directors

"Management Committee Chairman" — an executive body of Gazprom responsible for issues which do not fall within the exclusive jurisdiction of the General Meeting of Shareholders, the Board of Directors or the Management Committee

"mtoe" — million metric tonnes of oil equivalent

a natural gas processing complex designed by Gazprom in cooperation with Salzgitter Anlagenbau and Linde, with some BASF participation, which is to be built in Novy Urengoy Region in Western Siberia

"Paris Club" — an informal grouping of 19 sovereign states which, in their role as creditors, strive to find and implement co-ordinated and sustainable solutions to the payment difficulties experienced by certain debtor countries

"OECD" — Organisation for Economic Co-operation and Development

"SACE" — Istituto per i Servizi Assicurativi del Commercio Estero (the Italian export agency)

a system, outlined in Government Decree No. 622 dated 23 August 2000, which monitors environmental conditions using various facilities

"State Gas Concern Gazprom"	the State controlled entity charged with the task of operating and developing the UGSS prior to Gazprom's 1993 reorganisation into a joint stock company
	an annual record prepared by the Ministry of Natural Resources pursuant to the Subsoil Law stating the level of mineral raw materials subsisting within Russia and within the Subjects of the Russian Federation
"Subjects of the Russian Federation"	State legal formations which jointly comprise the Russian Federation. In accordance with the Constitution, there are six types of Russian Federation "Subjects": the republic of the Russian Federation, countries, regions, federal cities, autonomous regions and autonomous districts
"take-or-pay"	contract a contract under which a purchaser agrees to take natural gas from a supplier for an agreed period and price and to pay an agreed sum to a supplier should the purchaser be unable to continue to buy
"tcm" pressure at 20°C	trillion cubic meters, as measured under one atmosphere of
"tonne"	one metric tonne
"Transbalkan Pipeline Project"	Gazprom's project on the expansion and modernisation of the existing pipeline network in the Ukraine, Romania and Bulgaria
"Western Europe"	Andorra, Austria, Belgium, Canary Islands, Channel Is-lands, Cyprus, Denmark, Finland, France, Germany, Gibraltar, Greece, Greenland, Iceland, Republic of Ireland, Isle of Man, Italy, Liechtenstein, Luxembourg, Malta, Monaco, The Nether-lands, Norway, Portugal, San Marino, Spain, Sweden, Switzerland, Turkey and the United Kingdom
"UGSS"	Unified Gas Supply System
"US"	or
"U.S."	United States of America
"Yamal-Europe Project"	Gazprom's project, which consists of the construction of pipelines (total length approximately 5,900 km) from the northern part of the Tyumen region in the Russian Federation to Germany, running through the territories of Belarus and Poland.
"Yamburg Agreement"	a number of contracts made between government authorities of the former USSR and a number of Central and Eastern European countries in 1985-1992 which provided for gas deliveries by Gazprom.

CONVERSION TABLE

metric measure	U.S. measure
1 bcm	35,316,000,000 cubic feet
1 tcm	35,316,000,000,000 cubic feet
1 tonne	1,000 kilos, 2,204.6 pounds
1 kilometer	approximately 0.62 miles
1 metric tonne of oil equivalent	25.2 Quadrillion Btus (British Thermal Unit) approximately 1,125 cubic meters of natural gas.

INDEX TO FINANCIAL STATEMENTS OF GAZPROM

OAO GAZPROM
IAS CONSOLIDATED FINANCIAL STATEMENTS
31 DECEMBER 2000

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
113054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

AUDITORS' REPORT

To the Shareholders of OAO Gazprom

1. We have audited the accompanying consolidated balance sheet of OAO Gazprom and its subsidiaries and associates (the "Group") as of 31 December 2000 and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2000, and the results of its operations and its cash flows for the year then ended in accordance with International Accounting Standards.

4. Without qualifying our opinion, we draw your attention to Note 24 to the consolidated financial statements. The Government of the Russian Federation is the principal shareholder of the Group and governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

5. Further, we draw your attention to Note 28 to the consolidated financial statements. The consolidated financial statements as of 31 December 2000 and 1999, as previously issued, have been restated for changes in the general purchasing power of the Russian Rouble in accordance with International Accounting Standard 29 "Financial Reporting in Hyperinflationary Economies" with all amounts stated in terms of the measuring unit current at 31 December 2001.

Moscow, Russian Federation
28 June 2001, except for Note 28, as to which the date is 13 September 2002

OAO GAZPROM

IAS CONSOLIDATED BALANCE SHEET

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

Notes		31 December 2000	31 December 1999
	ASSETS		
	Current assets		
6	Cash and cash equivalents	17,235	18,346
7	Marketable securities	17,794	9,062
8	Accounts receivable and prepayments	315,228	313,789
9	Inventories	70,335	61,456
6	Other current assets	44,500	37,189
		465,092	439,842
	Long-term assets		
10	Property, plant and equipment	1,522,441	1,515,023
11	Investments	85,462	81,989
16	Deferred tax asset	116,501	–
24	Other long-term assets	44,437	70,031
		1,768,841	1,667,043
5	Total assets	2,233,933	2,106,885
	Liabilities and equity		
	Current liabilities		
12	Accounts payable and accrued charges	101,250	90,037
13	Taxes payable	136,029	192,016
14	Short-term loans and current portion of long-term borrowings	201,358	151,239
17	Provisions for liabilities and charges	10,352	8,035
		448,989	441,327
	Long-term liabilities		
15	Long-term borrowings	250,772	333,156
16	Deferred tax	–	124,353
17	Provisions for liabilities and charges	29,629	44,388
13	Restructured tax liabilities	10,519	–
		290,920	501,897
5	Total liabilities	739,909	943,224
23	Minority interest in subsidiaries	10,355	8,819
	Shareholders' equity		
18	Share capital	282,483	282,483
18	Treasury shares	(11,479)	(7,568)
18	Retained earnings and other reserves	1,212,665	879,927
		1,483,669	1,154,842
	Total liabilities and equity	2,233,933	2,106,885

A.B. Miller
Chairman of the Management Committee
28 June 2001

I.N. Bogatyreva
Chief Accountant
28 June 2001

The accompanying notes are an integral part of these consolidated financial statements.

OAO GAZPROM

IAS CONSOLIDATED STATEMENT OF OPERATIONS

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

Notes		Year ended 31 December 2000	1999
5, 19	Sales	641,520	475,530
5, 20	Operating expenses	(485,805)	(442,261)
	Operating profit	155,715	33,269
4	Exchange gain	53,026	85,350
4	Exchange loss	(56,094)	(135,697)
	Interest income	13,560	15,411
13	Discount recorded upon restructured taxes	17,930	–
	Interest expense on taxes payable	(16,388)	(22,213)
	Other interest expense	(33,897)	(21,051)
	Net finance costs	(21,863)	(78,200)
	Share of net income (losses) of associated undertakings	755	(702)
	Income (loss) before gain on net monetary position, profit tax and minority interest	134,607	(45,633)
3	Monetary gain	48,588	73,143
	Profit before profit tax	183,195	27,510
	Current profit tax expense	(82,249)	(35,060)
	Deferred profit tax benefit (expense)	240,854	(105,349)
16	Net profit tax benefit (expense)	158,605	(140,409)
	Profit (loss) after profit tax	341,800	(112,899)
23	Minority interest	(1,801)	(261)
5	**Net profit (loss)**	339,999	(113,160)
21	**Basic profit (loss) per share (in Roubles)**	16.28	(5.36)

A.B. Miller
Chairman of the Management Committee
28 June 2001

I.N. Bogatyreva
Chief Accountant
28 June 2001

The accompanying notes are an integral part of these consolidated financial statements.

OAO GAZPROM

IAS CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

Notes		Year ended 31 December 2000	1999
	Operating activities		
22	**Net cash provided by operating activities**	105,131	20,515
	Investing activities		
	Capital expenditures	(57,674)	(50,067)
	Net change in loans made	1,725	(6,076)
	Interest received	12,557	14,274
10	Interest paid and capitalised	(17,306)	(12,863)
	Purchase of subsidiary, net of cash acquired	–	(2,234)
	Sale of investments	3,061	2,855
	Purchase of investments	(8,351)	(13,791)
	Net cash used for investing activities	(65,988)	(67,902)
	Financing activities		
	Proceeds from long-term borrowings (including current portion)	19,009	78,301
	Reduction of long-term borrowings (including current portion)	(116,933)	(150,800)
	Sale of promissory notes	59,035	6,224
	Redemption of promissory notes	(26,361)	(1,877)
15	(Repayment) proceeds from issuance of bonds	(634)	3,795
	Net increase in short-term loans	4,465	32,117
	Effect of inflation accounting on borrowings and short-term loans	75,135	115,512
18	Dividends paid	(3,604)	(1,115)
	Interest paid	(33,373)	(21,941)
	Purchases of treasury shares	(8,449)	(9,476)
	Sales of treasury shares	7,784	9,687
	Profit tax on sales of treasury shares	(974)	(149)
6	Change in cash restricted on borrowings	(7,435)	(9,135)
	Net cash (used for) provided by financing activities	(32,335)	51,143
	Effect of exchange rate changes on cash and cash equivalents	1,842	14,132
	Effect of inflation accounting on cash and cash equivalents	(9,761)	(14,433)
	(Decrease) increase in cash and cash equivalents	(1,111)	3,455
6	Cash and cash equivalents, at beginning of year	18,346	14,891
6	**Cash and cash equivalents, at end of year**	17,235	18,346

A.B. Miller
Chairman of the Management Committee
28 June 2001

I.N. Bogatyreva
Chief Accountant
28 June 2001

The accompanying notes are an integral part of these consolidated financial statements.

OAO GAZPROM

IAS CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

Notes		Number of shares outstanding (billions)	Share capital	Treasury shares	Retained earnings and other reserves	Total shareholders' equity
	Balance at 31 December 1998	21.4	282,483	(7,284)	997,707	1,272,906
	Net loss	–	–	–	(113,160)	(113,160)
4, 18	Net treasury share transactions	(0.3)	–	(284)	347	63
18	Translation differences....................	–	–	–	1,460	1,460
4, 18	Return of social assets to governmental authorities	–	–	–	(5,371)	(5,371)
4, 18	Dividends..	–	–	–	(1,056)	(1,056)
	Balance at 31 December 1999	21.1	282,483	(7,568)	879,927	1,154,842
	Net profit	–	–	–	339,999	339,999
4, 18	Net treasury share transactions	(0.2)	–	(3,911)	2,272	(1,639)
18	Translation differences....................	–	–	–	745	745
4, 18	Return of social assets to governmental authorities	–	–	–	(6,440)	(6,440)
4, 18	Dividends..	–	–	–	(3,838)	(3,838)
	Balance at 31 December 2000	20.9	282,483	(11,479)	1,212,665	1,483,669

A.B. Miller
Chairman of the Management Committee
28 June 2001

I.N. Bogatyreva
Chief Accountant
28 June 2001

The accompanying notes are an integral part of these consolidated financial statements.

1 NATURE OF OPERATIONS

RAO Gazprom was established as a Russian joint stock company by Presidential Decree No. 1333 dated 5 November 1992. The Annual General Meeting of shareholders, held on 26 June 1998, approved a recommendation from the Board of Directors on revising the name of the Company in order to comply with the federal law on joint stock companies. Consequently, the Company became the open joint stock company Gazprom or OAO Gazprom.

OAO Gazprom and its subsidiaries and associates (the "Group") operate one of the largest gas pipeline systems in the world and are responsible for substantially all gas production and high pressure gas transportation in the Russian Federation. The Group is also a major exporter of gas to European countries.

The Group is directly involved in the following principal activities:

- Production – exploration and production of gas and other hydrocarbons;
- Refining — processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation – transportation of gas; and
- Distribution — domestic and export sale of gas.

The weighted average number of employees during 2000 and 1999 was 306 thousand and 298 thousand respectively.

2 ECONOMIC ENVIRONMENT IN THE RUSSIAN FEDERATION

The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of:

- a currency that is not freely convertible outside of the country;
- extensive currency controls;
- a low level of liquidity in the public and private debt and equity markets; and
- high inflation.

Transactions on the Russian stock exchange market are influenced by underdeveloped infrastructure, especially registration and settlement systems which are in the process of formation as well as the regulation basis.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

3 BASIS OF PRESENTATION

These financial statements are prepared in accordance with International Accounting Standards ("IAS"). The Group subsidiaries and associated undertakings maintain their statutory financial statements in accordance with the Regulation on Accounting and Reporting of the Russian Federation ("RAR") or the accounting regulations of the country in which the particular Group company is resident.

3 BASIS OF PRESENTATION—(Continued)

The financial statements of the Group's subsidiaries and associated undertakings resident in the Russian Federation, which account for substantially all the assets and liabilities of the Group, are based on their statutory records, which are maintained under the historical cost convention with adjustments and reclassifications recorded in the financial statements for the purpose of fair presentation in accordance with IAS. Similar adjustments are recorded in the financial statements in respect of Group companies not resident in the Russian Federation.

The preparation of consolidated financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The adjustments and reclassifications made to the statutory accounts for the purpose of IAS reporting include the restatement for changes in the general purchasing power of the Russian Rouble ("RR") in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies" ("IAS 29") (see Note 28).

These statements are prepared in accordance with all International Accounting Standards effective for financial statements covering periods ended 31 December 2000.

Reclassifications

Minor reclassifications have been made to certain prior year balances to conform to the current year presentation.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Group are set out below.

Consolidation

Significant subsidiary companies in which the Group, directly or indirectly, has an interest of more than 50% of the voting rights or is otherwise able to exercise control over the operations have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred and are no longer consolidated from the date of disposal. All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Separate disclosure is made of minority interests.

Acquisitions of subsidiaries are recorded in accordance with the purchase accounting method. The consolidated financial statements of the Group reflect the results of operations of any subsidiaries acquired from the date control is established.

Assets and liabilities of subsidiaries acquired are restated to comply with uniform Group accounting policies. Any excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiary/associated undertaking at the date of acquisition is recorded as goodwill. In respect of associates, goodwill is included in investments in associated undertakings.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Associated undertakings

Associated undertakings are undertakings over which the Group has significant influence, but which it does not control. Provisions are recorded for long-term impairment in value. Associated undertakings are accounted for using the equity method.

Equity accounting involves recognising in the income statement the Group's share of the associated undertakings' profit or loss for the year. The Group's interest in the associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on the acquisition.

Mutual cancellation and barter transactions

A significant portion of accounts receivable arising from sales are settled either through a chain of non-cash transactions (mutual cancellations), sometimes involving several enterprises, or, to a lesser extent, through direct settlement by goods from the final customer (barter). A portion of operations, including capital expenditures, is transacted by mutual cancellations or barter. Such transactions are excluded from investing and financing activities in the consolidated statement of cash flows. Net cash received from operating activities in the consolidated statement of cash flow also represents actual cash flow transactions. However, individual items within operating activities are stated inclusive of both cash and non-cash transactions due to the significance of non-cash transactions in the form of barter and mutual-cancellation offsets. Management believes the costs which would be required to be expended to determine such information would outweigh the benefits of having such information.

Receivables and payables that are expected to be settled by mutual settlements, barter or other non-cash settlements, are recognised based on management's estimate of the fair value to be received or given up. Approximately, 22% and 40% of accounts receivable from gas sales settled during the years ended 31 December 2000 and 1999, respectively, were settled in this manner.

Deferred tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred tax is recorded for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Foreign currencies

The balance sheets of foreign subsidiaries and associated undertakings and the monetary assets and liabilities which are held by the Group and denominated in foreign currencies at the year end are translated into Roubles at the exchange rates prevailing at the year end. Exchange differences arising on the retranslation of the net assets of foreign subsidiaries and associated undertakings are recognised as translation differences and included in shareholders' equity. Statements of operations of foreign entities are translated at average exchange rates for the year.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated statement of operations.

Property, plant and equipment

Property, plant and equipment are carried at historical cost restated to the equivalent purchasing power of the RR at 31 December 2000 on the basis of the indices included in Note 3.

Gas and oil exploration and production activities are accounted for in accordance with the successful efforts method. Under the successful efforts method, costs of successful development and exploratory wells are capitalised. Costs of unsuccessful exploratory wells are expensed upon determination that the well does not justify commercial development. Other exploration costs are expensed as incurred.

Major renewals and improvements are capitalised. Maintenance, repairs and minor renewals are expensed as incurred. Minor renewals include all expenditures that do not result in a technical enhancement of the asset beyond its original capability. Gains and losses arising from the disposal of property, plant and equipment are included in the consolidated statement of operations as incurred.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset during the period of time that is required to complete and prepare the asset for its intended use.

The return to a governmental authority of social assets (such as rest houses, housing, schools and medical facilities) vested to the Group at privatisation are recorded only upon both the transfer of title to, and termination of operating responsibility for, the social assets. These disposals are deemed to be shareholder transactions because they represent a return of assets for the benefit of governmental authorities, as contemplated in the original privatisation arrangements. Consequently, such disposals are accounted for as a charge to other reserves.

Depreciation is calculated on all assets on a straight line basis. Depreciation on wells and production equipment has been calculated on cost restated to the equivalent purchasing power of the Rouble at 31 December 2000, using the straight line method rather than, as is the more generally accepted international industry practice, on the unit-of-production method. As a result, gas production and changes in gas reserves do not impact the computation of the Group's depreciation. The estimated useful lives of the Group's assets are as follows:

	Years
Pipelines	33
Wells and production equipment	12-40
Machinery and equipment	10-18
Buildings	30-40
Roads	20-40
Social assets	10-40

Assets under construction are not depreciated.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Investments

Long-term investments, excluding bonds, are reflected at cost restated to the equivalent purchasing power of the RR at 31 December 2000. Bonds are reflected at amortised cost. Provision for impairment is only made where, in the opinion of the Group's management, there is a diminution in value, which is other than temporary. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the consolidated statement of operations.

Marketable securities

Marketable securities are valued at the lower of cost restated to the equivalent purchasing power of the Rouble at 31 December 2000 on the basis of indices included in Note 3, or market value.

Accounts receivable

Accounts receivable are carried at anticipated realisable value. An impairment estimate is made for doubtful receivables based on a review of all outstanding amounts at the year end. This estimate reflects, inter alia, the payment record of specific debtors and management's perception of the economic risks and factors specific to customers operating in certain regions and markets. Bad debts are written off in the year in which they are identified.

Inventories

Inventories are valued at the lower of net realisable value or weighted average cost restated to the equivalent purchasing power of the RR at 31 December 2000 on the basis of indices included in Note 3.

Provisions

Provisions including provisions for environmental liabilities, are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Impairment of assets

At each balance sheet date management assess whether there is any indication that the recoverable value of the Group's assets has declined below the carrying value. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of operations in the period in which the reduction is identified.

Pension and other post-retirement benefits

Mandatory contributions to the governmental pension scheme are expensed when incurred and are included within staff costs in the operating expenses. The cost of providing other immaterial discretionary pension payments and other post-retirement obligations (including constructive) is accrued and charged to the consolidated statement of operations so as to spread the regular cost over the service lives of employees.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Revenue recognition

Sales are recognised for financial reporting purposes when products are delivered to customers and title passes and are stated net of value-added tax ("VAT"), excise taxes and other similar compulsory payments.

Interest income is recognised as it accrues (taking into account the effective yield on the asset), unless collectibility is in doubt.

Research and development

Research and development expenditure is recognised as an expense except that costs incurred on development projects are recognised as development assets to the extent that such expenditure is expected to have future benefits. However, development costs initially recognised as an expense are not recognised as an asset in a subsequent period.

Development costs that have been capitalised are amortised from the commencement of the commercial production of the product to which they relate on a straight line basis over estimated useful lives.

Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, trade creditors and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is also party to derivative financial instruments including forward and spot transactions and option contracts in foreign exchange, gold and securities markets. The Group's normal policy is to measure these instruments using contractual rates, with resultant gains or losses being reported within the consolidated statement of operations. Following the financial crisis of August 1998, the Group adopted specific accounting methods as follows:

Index Forwards

The Group has either paid the amount due under index contracts, and realised a loss (gain), or negotiated a settlement for a lesser amount and has recognised a loss (gain) based on the agreed terms, or has not settled with the counterparty. Where no settlements or agreements have been reached the loss on the index contracts has been recognised by applying the rate of exchange ruling at the date of the contract maturity, for domestic counterparties, and the year end exchange rate, for foreign counterparties. This difference in the application of exchange rates is due to the fact that settlements with domestic counterparties in the normal course of business have been performed in RR, and with foreign counterparties in foreign currency. Management has not recorded a gain where no settlement or agreements have been reached due to the uncertainty of collectibility.

Gains and losses recognised on the index contracts have been offset within each counterparty since management believes that there is a legally enforceable right to offset these amounts, and it intends to settle all the contracts with the same counterparty on a net basis.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Deliverable Forwards

The Group has either paid the amount due under deliverable contracts and recognised a loss (gain), or negotiated a settlement for a lesser amount and has recognised a loss (gain) based on the agreed terms, or has not settled with the counterparty. Where no settlements or agreements have been reached the loss on the deliverable contracts has been recognised based on the year end exchange rate, plus interest and penalties where applicable. Management has not recorded a gain where no settlement or agreements have been reached due to the uncertainty of collectibility.

Gains and losses on the deliverable contracts have not been offset within counterparties.

Options

Where conditions of an option agreement include the actual delivery of currency, the Group has treated a loss (gain) in the same way as for the deliverable forwards contracts, otherwise the Group has used the index forwards approach.

Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents comprise short-term investments which are readily converted to cash and have an original maturity of three months or less.

Treasury shares

Treasury shares are recorded at cost, using the specific identification method. The gains (losses) arising from treasury share transactions are recognised as a movement in shareholders' equity, net of associated costs including taxation.

Dividends

Dividends are recognised as a liability at the balance sheet date only if they are proposed or declared before or on the balance sheet date.

New Accounting Developments

A new International Accounting Standard, IAS 39 "Financial Instruments: Recognition and Measurement" came into effect on 1 January 2001. The Standard requires all financial assets and financial liabilities to be recognised on the balance sheet, including all derivatives. Management has not yet evaluated the impact of this standard on the Group's consolidated financial statements for the year ending 31 December 2001.

5 SEGMENT INFORMATION

Management does not separately identify segments within the Group, as it operates as a vertically integrated business with substantially all external sales generated by the gas distribution business. However, following the practice suggested by IAS 14, "Segment Reporting", Revised 1997 ("IAS 14") for vertically integrated businesses, information can be analysed based on the following business segments:

OAO GAZPROM

NOTES TO THE IAS CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

5 SEGMENT INFORMATION—(Continued)

- Production — extraction of gas and other hydrocarbons;
- Refining — processing of gas and other hydrocarbons, and sales of other hydrocarbon products;
- Transport — transportation of gas;
- Distribution – sales of gas in the Russian Federation and abroad; and
- Other — other activities, including banking.

	Production	Refining	Transport	Distribution	Other	Total
31 December 2000						
Segment assets	469,327	19,789	1,052,813	264,036	238,350	2,044,315
Associated undertakings	–	–	50,643	2,855	7,068	60,566
Unallocated assets						200,079
Inter–segment eliminations						(71,027)
Total assets						2,233,933
Segment liabilities	26,000	5,189	24,993	80,353	35,742	172,277
Unallocated liabilities						638,659
Inter–segment eliminations						(71,027)
Total liabilities						739,909
Capital expenditures for the period	51,643	3,151	49,493	394	36,899	141,580
Depreciation	24,745	2,140	53,910	120	3,573	84,488
Charges for impairment and provisions	16,698	11,821	1,158	–	21	29,698
31 December 1999						
Segment assets	461,906	32,588	1,086,983	276,257	187,934	2,045,668
Associated undertakings	–	–	53,647	1,397	4,141	59,185
Unallocated assets						81,640
Inter–segment eliminations						(79,608)
Total assets						2,106,885
Segment liabilities	15,918	4,519	26,467	86,558	36,183	169,645
Unallocated liabilities						853,187
Inter–segment eliminations						(79,608)
Total liabilities						943,224
Capital expenditures for the period	38,148	2,159	100,062	1,473	32,596	174,438
Depreciation	23,197	1,862	49,573	93	2,144	76,869
Charges for impairment and provisions	18,717	–	5,668	–	–	24,385

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

5 SEGMENT INFORMATION—(Continued)

	Production	Refining	Transport	Distribution	Other	Total
31 December 2000						
Segment revenues						
Inter–segment sales	50,359	11,220	118,677	7,013	–	187,269
External sales	6,455	35,177	31,756	532,929	35,203	641,520
Total segment revenues	56,814	46,397	150,433	539,942	35,203	828,789
Segment expenses						
Inter–segment expenses	(1,235)	(5,512)	(9,686)	(170,836)	–	(187,269)
External expenses	(73,186)	(36,408)	(128,776)	(186,320)	(34,460)	(459,150)
Total segment expenses	(74,421)	(41,920)	(138,462)	(357,156)	(34,460)	(646,419)
Segment result	(17,607)	4,477	11,971	182,786	743	182,370
Unallocated operating expenses						(26,655)
Operating income						155,715
Net finance costs						(21,863)
Share of net profits of associated undertakings			159	409	187	755
Monetary gain						48,588
Income before profit tax						183,195
Profit tax benefit						158,605
Income after profit tax						341,800
Minority interest						(1,801)
Net income						339,999
31 December 1999						
Segment revenues						
Inter–segment sales	38,324	10,429	107,004	4,451	–	160,208
External sales	4,224	18,914	24,836	399,576	27,980	475,530
Total segment revenues	42,548	29,343	131,840	404,027	27,980	635,738
Segment expenses						
Inter–segment expenses	(583)	(4,361)	(6,173)	(149,091)	–	(160,208)
External expenses	(64,235)	(20,310)	(128,106)	(156,979)	(32,226)	(401,856)
Total segment expenses	(64,818)	(24,671)	(134,279)	(306,070)	(32,226)	(562,064)
Segment result	(22,270)	4,672	(2,439)	97,957	(4,246)	73,674
Unallocated operating expenses						(40,405)
Operating profit						33,269
Net finance costs						(78,200)
Share of net (losses) profits of associated undertakings			(960)	397	(139)	(702)
Monetary gain						73,143
Profit before profit tax						27,510
Profit tax expense						(140,409)
Loss after profit tax						(112,899)
Minority interest						(261)
Net loss						(113,160)

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

5 SEGMENT INFORMATION—(Continued)

The inter–segment revenues mainly consist of:

- Production – sale of gas to the Distribution segment and sale of hydrocarbons to the Refining segment;
- Refining – sale of refined products to other segments;
- Transport – rendering transportation services to the Distribution segment; and
- Distribution – sale of gas to the Transport segment for technological needs.

Internal transfer prices are established by the management of the Group with the objective of providing for the specific medium and long–term funding requirements of the individual segments. Provisions for guarantees (see Note 25) have been included within unallocated expenses. Also included within unallocated expenses are corporate expenses, including provision for the impairment of other investments.

Segment assets consist primarily of property, plant and equipment and current assets. Unallocated assets include other investments and deferred tax assets. Segment liabilities comprise operating liabilities, excluding items such as taxes payable, borrowings, and deferred tax liabilities.

Capital expenditures comprise additions to property, plant and equipment. Charges for impairment relate only to those charges made against allocated assets. A significant portion of operations is transacted by mutual cancellations or barter. As disclosed in Note 4, such transactions are reported on the same basis as cash transactions. Consequently, expenses paid by mutual cancellations or barter are not disclosed as non–cash expenses in this note.

Substantially all of the Group's operating assets are located in the Russian Federation. Gas sales to different geographical regions are disclosed in Note 19.

6 CASH AND CASH EQUIVALENTS

Included within cash and cash equivalents in the consolidated balance sheet are balances totalling RR 17,235 and RR 18,346 at 31 December 2000 and 1999, respectively, representing cash in hand and balances with banks. Included within other current assets are balances of cash and cash equivalents totalling RR 37,811 and RR 30,376 at 31 December 2000 and 1999, respectively, which are restricted as to withdrawal under the terms of certain of the borrowings (see Note 15). In addition, other current assets include balances of cash RR 5,929 and RR 5,151 at 31 December 2000 and 1999, respectively, which are restricted in subsidiary banks as to withdrawal under banking regulations.

7 MARKETABLE SECURITIES

At 31 December 2000, marketable securities include Ukrainian eurobonds of RR 6,965 held by National Reserve Bank (see Note 11). The remaining carrying value of marketable securities principally comprises Russian government bonds.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

8 ACCOUNTS RECEIVABLE AND PREPAYMENTS

	31 December	
	2000	1999
Trade receivables (net of a provision for doubtful accounts of RR 83,021 and RR 72,460 at 31 December 2000 and 1999, respectively)	205,132	220,702
Prepayments and advances paid (net of a provision for doubtful accounts of RR 6,421 and RR 8,246 at 31 December 2000 and 1999, respectively)	33,260	23,875
Other receivables (net of a provision for doubtful accounts of RR 30,473 and RR 28,022 at 31 December 2000 and 1999, respectively)	76,836	69,212
	315,228	313,789

Substantially all trade receivables are currently receivable in accordance with their contractual terms and, accordingly, are classified as current assets. Management has considered the likelihood of collection of receivables beyond 2001 when determining the amount of the provision for doubtful accounts.

RR 94,446 and RR 108,072 of trade receivables are denominated in hard currency, mainly United States ("US") dollars, at 31 December 2000 and 1999, respectively.

Other receivables include RR 26,614 and RR 34,262 of receivables relating to the operations of Gazprombank and National Reserve Bank (see Note 23) at 31 December 2000 and 1999, respectively. These balances mainly represent loans issued to other banks and customers at commercial rates ranging from 4.7% to 23.6% per annum at 31 December 2000 and 3% to 40% per annum at 31 December 1999.

9 INVENTORIES

		31 December	
		2000	1999
Note			
	Materials and supplies	34,972	29,398
20	Gas (in pipelines and storage)	29,699	25,142
	Goods for resale	4,014	4,251
	Other	1,650	2,665
		70,335	61,456

Inventories are presented net of a provision for obsolescence of RR 14,339 and RR 9,790 at 31 December 2000 and 1999, respectively.

Goods for resale are stated at their net realisable value at 31 December 2000 and 1999, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

10 PROPERTY, PLANT AND EQUIPMENT

	Pipelines	Wells and production equipment	Machinery and equipment	Buildings and roads	Total operating assets	Social assets	Assets under construction	Total
At 31.12.98								
Cost	992,215	307,256	345,733	467,325	2,112,529	122,183	276,801	2,511,513
Accumulated depreciation	(421,075)	(148,085)	(228,721)	(218,725)	(1,016,606)	(21,526)	–	(1,038,132)
Net book value at 31.12.98	571,140	159,171	117,,012	248,600	1,095,923	100,657	276,801	1,473,381
Depreciation	(28,406)	(9,018)	(19,615)	(16,612)	(73,651)	(3,218)	–	(76,869)
Additions	27,421	17,856	56,296	34,091	135,664	10,125	15,033	160,822
Acquisition of subsidiary	–	–	3,133	5,160	8,293	–	5,324	13,617
Disposals	(86)	(1,013)	(4,827)	(7,461)	(13,387)	(13,673)	(4,485)	(31,545)
Impairment charge	–	–	–	–	–	–	(24,385)	(24,385)
Net book value at 31.12.99	570,069	166,996	151,999	263,778	1,152,842	93,891	268,288	1,515,021
At 31.12.99								
Cost	1,018,845	324,625	396,766	496,160	2,236,396	115,863	268,288	2,620,547
Accumulated depreciation	(448,776)	(157,629)	(244,767)	(232,382)	(1,083,554)	(21,972)	–	(1,105,526)
Net book value at 31.12.99	570,069	166,996	151,999	263,778	1,152,842	93,891	268,288	1,515,021
Depreciation	(30,032)	(9,787)	(23,771)	(17,603)	(81,193)	(3,295)	–	(84,488)
Additions	17,035	13,435	46,840	41,992	119,302	12,406	9,872	141,580
Disposals	(3)	(885)	(2,542)	(3,369)	(6,799)	(9,671)	(3,505)	(19,975)
Impairment charge	–	–	–	–	–	–	(29,697)	(29,697)
Net book value at 31.12.00	557,069	169,758	172,527	284,798	1,184,152	93,331	244,958	1,522,441
At 31.12.00								
Cost	1,035,924	336,868	439,690	533,914	2,346,396	116,734	244,958	2,708,088
Accumulated depreciation	(478,855)	(167,110)	(267,163)	(249,116)	(1,162,244)	(23,403)	–	(1,185,647)
Net book value at 31.12.00	557,069	169,758	172,527	284,798	1,184,152	93,331	244,959	1,522,441

Assets under construction are presented net of a provision for impairment of RR 83,350 and RR 61,488 at 31 December 2000 and 1999, respectively. Additions of assets under construction are stated net of transfers to other property, plant and equipment categories.

Included in additions above is capitalised interest of RR 18,699 and RR 13,289 for the years ended 31 December 2000 and 1999, respectively. A capitalisation rate of 8.2% (1999 — 8.1%) was used representing the average actual borrowing cost of the loans used to finance the projects.

Included in the property, plant and equipment above are fully depreciated assets which are still in service of RR 275,788 and RR 274,237 at 31 December 2000 and 1999, respectively.

Depreciation disclosed above includes RR 905 and RR 1,006 for the years ended 31 December 2000 and 1999, respectively, which is considered a cost of self constructed assets and thus capitalised rather than expensed in the consolidated statement of operations. Similarly, RR 11,035 and RR 11,008 of depreciation for the years ended 31 December 2000 and 1999, respectively, is capitalised as a component of gas inventories and expensed in the consolidated statement of operations when the gas is sold.

The Group's gas fields are operated under licenses granted by federal and local authorities. These licenses to develop and extract hydrocarbons expire between 2013 and 2016, however they may be extended. Management intends to extend the existing licenses on properties expected to produce hydrocarbons subsequent to their current expiration dates.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

11 INVESTMENTS

Notes		31 December 2000	31 December 1999
	Associated undertakings:		
24	EuRoPolGaz s.a.	28,249	27,319
24	WINGAS GmbH	20,451	23,812
	Other	11,866	8,054
		60,566	59,185
	Other investments:		
	South Pars (development of an oil and gas field in Iran)	13,833	5,481
	Ukrainian Ministry of Finance bonds	–	6,141
	Other	11,063	11,182
		24,896	22,804
	Total investments	85,462	81,989

Associated undertakings and other investments are presented net of provision for impairment of RR 7,143 and RR 19,262, respectively, at 31 December 2000 and RR 5,970 and RR 27,616, respectively, at 31 December 1999.

Principal associated undertakings

Associated undertaking	Country	Nature of operations	% of share capital held 31 December 2000	% of share capital held 31 December 1999
Altalanos Ertekforgalmi Bank Rt ("AEB")	Hungary	Banking	26	43
EuRoPolGaz s.a.	Poland	Gas distribution and transportation	49	49
Gasum Oy	Finland	Gas distribution and transportation	25	25
Gazsnabtransit	Moldova	Gas distribution and transportation	50	50
Latvias Gaze	Latvia	Gas distribution and transportation	25	16
Overgaz Inc.	Bulgaria	Gas distribution	50	50
Panrusgaz	Hungary	Gas distribution	33	35
Prometheus Gas	Greece	Construction	50	50
Slovrusgaz	Slovakia	Gas distribution	50	–
Stella Vitae	Lithuania	Gas distribution and transportation	30	30
Turusgaz	Turkey	Gas distribution	45	45
WINGAS GmbH	Germany	Gas distribution and transportation	35	35

During 1999, the Group was the principal shareholder in AEB and executed effective control over the Bank. In April 2000, a portion of the controlling interest the Group held in AEB was sold, leaving the Group with a 26% interest in AEB (see Note 24). Thus, due to the inability of the Group to control the operations of AEB from April 2000, AEB was accounted for under the equity method.

Dividends received from associated undertakings were RR 1,137 and RR 1,290 for the years ended 31 December 2000 and 1999, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

11 INVESTMENTS (continued)

Other investments

At 31 December 1999, other investments included Ukrainian Ministry of Finance bonds held by National Reserve Bank with a carrying value of RR 6,141. These bonds were issued by the Ukrainian government in settlement of gas sales made to the Ukraine in 1994. The bonds were denominated in US dollars, carry an interest rate of 8.5% per annum and were redeemable between June 1999 and March 2006. At 31 December 1999 the Group had pledged Ukrainian bonds against certain short-term borrowings. In April 2000, the Group was elected to participate in a restructuring program and exchanged these bonds for US dollar denominated eurobonds issued by the Cabinet of Ministers of Ukraine bearing interest at 11.0% per annum. The new eurobonds mature between March 2001 and March 2007 with repayment of principal to be made in semi-annual installments, commencing in March 2001. Upon exchange of the original bonds the Group transferred the eurobonds to marketable securities at their estimated fair value (see Note 7).

At 31 December 2000 and 1999, the Group had a 14.3% interest in ZAO Media-Most. This interest in ZAO Media-Most was acquired in November 1999 via the settlement of a ZAO Media-Most debt to the Group. ZAO Media-Most is one of the largest publishing and entertainment companies operating in the Russian Federation.

At 31 December 1999, the Group held collateral representing an interest of 17.1% in ZAO Media-Most in exchange for providing certain loan guarantees on behalf of ZAO Media-Most. During 2000, ZAO Media-Most defaulted on its payment obligation and the Group fulfilled its obligations.

In November 2000, the Group signed agreements with ZAO Media-Most to change the collateral under the guarantees, both those fulfilled in 2000 and those outstanding at 31 December 2000 (see Note 25) to interests in NTV and other ZAO Media-Most operating companies. The Group then exercised its rights to take ownership of interests in ZAO Media-Most operating companies and a further interest in NTV.

At 31 December 2000, the Group held a 46% interest in NTV and 25% plus one share interest in various other ZAO Media-Most operating companies.

Outstanding guarantees of the Group made on behalf of ZAO Media-Most as at 31 December 2000 amounted to RR 8,749 with collateral in the form of interests in NTV and other ZAO Media-Most operating companies (see Note 25).

The Group is currently in negotiations to sell its investments in NTV and other ZAO Media-Most operating companies.

12 ACCOUNTS PAYABLE AND ACCRUED CHARGES

	31 December	
	2000	1999
Trade payables	33,676	30,078
Accounts payable in respect of acquisition of property, plant and equipment	27,141	22,156
Advances received	2,063	2,056
Accruals and deferred income	1,300	955
Other payables	37,070	34,792
	101,250	90,037

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

12 ACCOUNTS PAYABLE AND ACCRUED CHARGES (continued)

Other payables includes RR 16,441 and RR 13,793 related to the operations of the Group's banking subsidiaries at 31 December 2000 and 1999, respectively. These balances mainly represent amounts due to the banks' customers with terms at commercial rates ranging from 3.6% to 11.6% per annum at 31 December 2000 and 7.2% to 10.0 % per annum at 31 December 1999.

13 TAXES PAYABLE

	31 December	
	2000	1999
Excise tax (including deferred amounts of RR 24,141 and RR 30,841 at 31 December 2000 and 1999, respectively)	40,388	55,714
Tax penalties and interest	39,857	43,255
VAT, net (including deferred amounts of RR 4,051 and RR 16,453 at 31 December 2000 and 1999, respectively)	25,724	41,422
Road use and housing fund taxes (including deferred amounts of RR 2,943 and RR 6,603 at 31 December 2000 and 1999, respectively)	12,628	22,880
Profit tax	9,813	11,053
Mineral use and mineral restoration taxes (including deferred amounts of RR 2,025 and RR 1,596 at 31 December 2000 and 1999, respectively)	9,458	7,190
Pension fund and other social taxes	2,742	1,723
Other taxes	5,938	8,779
	146,548	192,016
Less: long term portion of restructured tax liabilities	10,519	–
	136,029	192,016

The deferred amounts included in the taxes above are payable upon settlement of the related trade receivable balances. Substantially all accrued taxes above, excluding the deferred amounts and restructured liability (see below) incur interest at a rate of 1/300 of the refinancing rate of the Central Bank of the Russian Federation (the refinancing rate was last set at 25.0% per annum on 4 November 2000). Interest does not accrue on tax penalties and interest.

During 2000 the Group negotiated the restructuring of its tax liabilities in accordance with current tax regulations.

The long-term portion of the restructured tax and penalties liability has the following maturity profile:

	31 December 2000
Due for repayment:	
Between one and two years	2,703
Between two and five years	8,092
After five years	17,654
	28,449
Less: discount recorded upon restructured taxes	17,930
	10,519

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

13 TAXES PAYABLE (continued)

The above balances have been discounted using the marginal RR rate of borrowings of the Group of 21.2% in order to present the debt at its fair value.

14 SHORT-TERM LOANS AND CURRENT PORTION OF LONG-TERM BORROWINGS

	31 December	
	2000	1999
Short-term loans	145,862	98,776
Current portion of long-term borrowings (see Note 15)	55,496	52,462
	201,358	151,238

Short-term borrowings include RR denominated bank borrowings with interest rates varying from 17% to 37% for the year ended 31 December 2000 and from 35% to 40% for the year ended 31 December 1999.

Short-term borrowings also include RR 68,405 and RR 29,704 of short-term promissory notes at 31 December 2000 and 1999, respectively.

15 LONG-TERM BORROWINGS

	Currency	Due	31 December 2000	31 December 1999
Long-term borrowings payable to:				
A French banking consortium	US dollar	2000-2005	94,897	115,821
A German banking consortium	US dollar	2000-2005	71,762	98,640
An Italian banking consortium	US dollar	2000-2007	38,323	51,013
A German consortium	Euro	2000-2009	21,284	29,000
An International banking consortium	Deutsche mark	2000-2005	15,064	19,672
A German banking consortium	Euro	2000-2009	11,730	16,743
A German bank consortium	Euro	2000-2002	8,050	12,026
A Cyprus banking consortium	US dollar	2000-2005	9,050	10,354
Other long-term borrowings			36,108	32,350
Total long-term borrowings			306,268	385,619
Less: current portion of long-term borrowings			(55,496)	(52,463)
			250,772	333,156

	31 December	
	2000	1999
Due for repayment:		
Between one and two years	65,137	74,587
Between two and five years	153,274	193,685
After five years	32,361	64,884
	250,772	333,156

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

15 LONG-TERM BORROWINGS (continued)

Interest rates on the borrowings are variable and linked, mainly, to LIBOR, except for interest on the Italian borrowing, which is fixed at 5.7%. The annual interest rates on US dollar denominated borrowings range from 5.7% to 10.7% per annum at 31 December 2000 and from 5.7% to 10.5% per annum at 31 December 1999. The annual interest rates on Euro denominated borrowings range from 3.8% to 6.1% per annum at 31 December 2000. The annual interest rates on DM denominated borrowings range from 4.8% to 8.4% per annum at 31 December 2000 and from 3.2% to 8.0% per annum at 31 December 1999. Substantially all borrowings are secured by contractual obligations to sell gas in Western Europe and the associated cash flows (see Note 6). The amount payable to an international banking consortium is also secured by certain assets of ZGG-Zarubezhgaz Erdgashandels GmbH, a wholly owned subsidiary.

The fair value of the fixed rate Italian loan is RR 33,688 and RR 40,566 at 31 December 2000 and 1999, respectively. The carrying amounts of variable rate loans approximate fair value.

The Group has no subordinated debt and no debt which may be converted into an equity interest in the Group.

Long-term borrowings include RR 3,213 and RR 3,689 at 31 December 2000 and 1999, respectively, of coupon non-documentary bearer bonds issued by OAO Gazprom in 1999. The issue amounted to 3.0 million bonds, each with a nominal value of RR 1,000 and a due date of 15 April 2003. During the year 2000, the Group repurchased 481,187 bonds. The total amount recorded for the bonds excludes the discount related to future periods.

At 31 December 2000 long-term borrowings also include RR 7,351 of promissory notes with due dates beyond 2001.

The US dollar to RR exchange rates were 28.16 and 27.00 at 31 December 2000 and 1999, respectively. The Euro to RR exchange rates were 26.14 and 27.32 at 31 December 2000 and 1999, respectively. The DM to RR exchange rates were 13.37 and 13.92 at 31 December 2000 and 1999, respectively.

16 PROFIT TAX

Profit tax expense in the consolidated statement of operations is stated net of RR 974 and RR 149 of tax attributable to gains arising on treasury share transactions for the year ended 31 December 2000 and 1999, respectively (see Note 4).

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

16 PROFIT TAX (continued)

The Group accrued profit tax at rates of 30.0% and 38.0% on profits from non-banking and banking activities, respectively, computed in accordance with the Russian tax legislation. Starting from 1 January 2001 the profit tax rates were increased effectively to 35.0% and 43.0%, respectively. IAS profit before profit tax for financial reporting purposes is reconciled to profit tax expense as follows:

	Year ended 31 December	
	2000	1999
DIAS profit before profit tax	183,195	27,508
Theoretical tax charge at a statutory rate thereon	(54,958)	(8,253)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Non-temporary element of monetary gains and losses	(54,058)	(113,639)
Non-deductible expenses	(47,154)	(47,602)
Statutory tax concessions	23,465	15,485
Other non-temporary differences	(6,340)	9,656
Inflation effect on deferred profit tax balance at beginning of year	6,251	3,334
Effect of increase in taxable base due to statutory revaluation	274,756	-
Effect of change in tax rate	16,643	610
Profit tax benefit (expense)	158,605	(140,409)

The non-temporary impact of monetary gains and losses reflects the effect on the theoretical tax charge of inflation with respect to non-monetary items of a non-temporary nature (primarily social assets and equity).

Differences between Russian statutory taxation regulations and IAS give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profits tax purposes. The tax effect of the movement on these temporary differences is recorded at the rate of 35.0% or 43.0% as applicable.

	31 December 2000	Change in tax rate	Differences recognition and reversals	31 December 1999
Tax effects of taxable temporary differences:				
Accounts receivable	(31,214)	(4,459)	(10,139)	(16,616)
Inventories	(4,148)	(593)	2,368	(5,923)
Investments	(940)	(134)	(431)	(374)
Tax effects of deductible temporary differences:				
Property, plant and equipment	148,613	21,231	237,134	(109,752)
Provision for doubtful accounts	4,190	599	1,291	2,299
Tax losses carryforward	–	–	(6,013)	6,013
Total net deferred tax asset (liability)	116,501	16,644	224,210	(124,353)

Deferred tax assets and liabilities arise mainly from differences in the taxable and financial reporting bases of property, plant and equipment. These differences are due to the fact that a significant proportion of the tax base is based upon independent appraisals while the financial reporting base is historical cost restated for changes in the general purchasing power of the RR (see Note 3).

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

16 PROFIT TAX (continued)

At 31 December 1999 the Group recognised a deferred tax liability of RR 124,353, mainly as the tax base was lower than the financial reporting base for property, plant and equipment. The difference was due to the fact that a significant portion of the tax basis is based upon independent appraisal which was last recognised at 1 January 1998. At 31 December 2000 the Group has recognised a deferred tax asset of RR 274,756; this asset arises due to the temporary differences resulting from a revaluation of the carrying value of property, plant and equipment recognised in the Russian financial statements at 1 January 2001. The result of the revaluation is allowable for profit tax purposes under Russian statutory taxation regulations, effectively increasing the taxable base of property, plant and equipment.

The temporary differences associated with undistributed earnings of subsidiaries amount to RR 43,577 and RR 17,469 at 31 December 2000 and 31 December 1999, respectively. A deferred tax liability on these temporary differences was not recognised because management controls the timing of the reversal of the temporary differences and believes that they will not reverse in the foreseeable future.

17 PROVISIONS FOR LIABILITIES AND CHARGES

		31 December	
Notes		2000	1999
26	Provision for losses on derivatives	13,730	19,781
25	Provision for guarantees	10,352	19,470
	Provision for environmental liabilities	5,311	5,090
	Other	10,588	8,082
		39,981	52,423
	Less: current portion of provisions for liabilities and charges	(10,352)	(8,035)
		29,629	44,388

18 SHAREHOLDERS' EQUITY

Share capital

Share capital authorised, issued and paid in totaled RR 282,483 at 31 December 2000 and 31 December 1999 and consists of 23.7 billion ordinary shares, each with a nominal value of RR 5.

Treasury shares

At 31 December 2000 and 31 December 1999, subsidiaries of OAO Gazprom held 2,684 million and 2,614 million, respectively, of the ordinary shares of OAO Gazprom.

Retained earnings and other reserves

Included in retained earnings and other reserves are the effects of the cumulative restatement to the equivalent purchasing power of the Rouble at 31 December 2000, and cumulative translation differences of RR 17,891 and RR 17,146 arising on the retranslating of the net assets of foreign subsidiaries and associated undertakings at 31 December 2000 and 1999, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

18 SHAREHOLDERS' EQUITY (continued)

Other reserves include a statutory fund for social assets, created at the time of privatisation in accordance with Russian legislation. The Group is negotiating to return certain of these assets to governmental authorities, though this process is expected to be protracted. Social assets with a net book value of RR 6,440 and RR 5,371 have been transferred to governmental authorities during the years ended 31 December 2000 and 1999, respectively. These transactions have been recorded as a charge to other reserves.

The statutory accounting reports of the parent company, OAO Gazprom, are the basis for profit distribution and other appropriations. The basis of distribution is defined by legislation as the current year net profit, as calculated in accordance with RAR. For 2000, the statutory profit for the parent company was RR 57,676. However, the legislation and other statutory laws and regulations dealing with profit distribution are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these consolidated financial statements.

In 2000, the Group accrued interim dividends in the amount of RR 0.07 per share. In addition to the interim dividend, in 2001 the Board of Directors recommended payment of a final dividend for the year ended 31 December 2000 in the amount of RR 0.23 per share. Because this decision of the Group management was reached after the balance sheet date, the amount of final dividend proposed is not recognised in the consolidated balance sheet. Dividends accrued and paid for the year 1999, amounted of RR 0.1 per share.

19 SALES

	Year ended 31 December	
	2000	1999
Gas sales (including excise tax, net of VAT) to customers in:		
Russian Federation	102,477	108,958
Former Soviet Union (excluding Russian Federation)	69,503	76,445
Europe	473,298	303,509
Gross sales of gas	645,278	488,912
Excise tax	(105,894)	(85,112)
Net sales of gas	539,384	403,800
Sales of gas condensate and other oil products (net of sales taxes)	35,177	18,914
Gas transportation sales	31,757	24,836
Other revenues	35,202	27,980
	641,520	475,530

Commencing in 1999 the Group has been participating in the creation of regional companies involved in the distribution of gas in Russia. The interest of the Group in the majority of such companies amounts to less than 20% of their respective share capital.

Gas sales (net of VAT and excise tax) to customers in Russia include sales made to the regional companies of 141 billion cubic meters (bcm) and 43 bcm, or RR 41,354 and RR 11,933 for 2000 and 1999, respectively. Sales are made to the regional companies at prices marginally below regulated prices set for sales to final customers in Russia.

Transportation charges are provided at rates established by the Federal Energy Commission.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

19 SALES (continued)

Gas transportation sales (net of VAT and excise tax) are primarily comprised of sales to companies of the Itera Group totaling RR 21,748 (71 bcm) and RR 15,366 (57 bcm) for the years ended 31 December 2000 and 1999, respectively. Trade receivables in respect of gas transportation services supplied to Itera amounted to RR 10,818 and RR 3,377 at 31 December 2000 and 1999, respectively. Itera Group is a producer and distributor of gas in the Russian Federation and the former Soviet Union.

20 OPERATING EXPENSES

	Year ended 31 December	
	2000	1999
External transit costs	92,753	91,880
Depreciation	83,555	74,924
Staff costs	51,632	46,922
Taxes other than on income	48,796	42,337
Provision for doubtful accounts and debts written off	33,782	18,796
Materials	37,446	25,979
Provision for impairment of assets under construction	29,697	24,385
Provision for impairment and write-off of other long-term assets	22,570	19,694
Disposal of property, plant and equipment	12,360	12,559
Gas purchases	10,543	2,228
Electricity	9,618	9,320
Provision for inventory obsolescence	7,146	2,596
Research and development	5,068	3,264
Provision for impairment of investments	2,340	10,183
	Year ended 31 December	
	2000	1999
Goods for resale	1,984	945
Provisions for guarantees and other charges	1,151	10,325
Tax penalties	309	505
Derivative gains	(3,365)	(4,771)
Other	38,420	50,190
	485,805	442,261

Operating expenses include RR 26,692 and RR 22,394 attributable to maintenance and repairs for the years ended 31 December 2000 and 1999, respectively.

Gas purchases and gas in storage (see Note 9) increased significantly in 2000, principally due to the purchase of 9 bcm of Turkmenistan gas from Itera LLC for RR 15,197.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

20 OPERATING EXPENSES (continued)

Taxes other than on income consist of:

	Year ended 31 December	
	2000	1999
Road users and housing fund taxes	25,148	22,838
Mineral use tax (royalty)	8,972	6,808
Property tax	5,163	4,834
Mineral restoration tax	4,507	3,538
Other taxes	5,006	4,319
	48,795	42,337

Taxes other than on income included in operating expenses are computed as follows:

- Road users and housing fund taxes – are charged on sales in Russia and vary by region and locality but generally in 2000 did not exceed 2.5% and 1.5%, respectively of sales in the respective region; from 1 January 2001 road use tax is 1 % of sales, housing tax is abolished.
- Mineral use tax is imposed at rates ranging from 6.0% to 16.0% of the sales value of gas and hydrocarbons produced. The actual rates of the tax are dictated in field licenses and are based on various factors;
- Property tax is imposed at a maximum rate of 2.0% on the average annual net book value of fixed assets, intangible assets and inventory. Legislation provides for the exclusion of trunk pipelines from the taxable base; and
- Mineral restoration tax is imposed at the rate of 10.0% of the sales value of gas and hydrocarbons sold by the production subsidiaries. Under current legislation, up to 100.0% of mineral restoration tax assessments may be offset by a sum equal to the value of certain exploration works performed and paid for by the Group. In 2000 and 1999, the Group recovered 39.9% and 34.0% of mineral restoration tax assessments, respectively.

All taxes and rates discussed above are calculated based on amounts recorded in accordance with Russian statutory accounting regulations.

21 PROFIT (LOSS) PER SHARE

Basic profit (loss) per share has been calculated by dividing the net profit (loss) for the year by the weighted average number of shares outstanding during the year. Diluted profit (loss) per share is the same as basic profit (loss) per share.

There were 20.9 billion and 21.1 billion weighted average shares outstanding for the years ended 31 December 2000 and 1999, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

22 NET CASH PROVIDED BY OPERATING ACTIVITIES

	Year ended 31 December	
	2000	1999
Profit before profit tax	183,195	27,510
Adjustments to net profit before profit tax		
Depreciation and depletion	83,555	74,924
Impairment provisions for investments, other long-term assets, property, plant and equipment and inventories	61,754	56,858
Net unrealised foreign exchange losses	7,058	50,126
Increase in provision for doubtful accounts	33,782	18,796
Interest expense	33,897	21,051
Discount recorded upon restructured taxes	(17,932)	–
Loss on disposal of property, plant and equipment	12,360	12,559
Monetary effects on non-operating balances	(71,572)	(103,933)
Interest income	(13,560)	(15,411)
Decrease in provisions for liabilities and charges	(12,443)	(9,235)
Net decrease (increase) in long-term assets	10,801	(1,402)
Total effect of adjustments	127,700	104,333
Changes in working capital		
(Increase) decrease in accounts receivable and prepayments	(38,694)	13,626
(Increase) decrease in inventories	(14,087)	9,921
Decrease in other current assets	758	3,858
Increase (decrease) in accounts payable and accrued charges, excluding interest, dividends and capital construction	18,156	(15,136)
Decrease in taxes payable (other than profit tax)	(25,469)	(8,429)
(Increase) in marketable securities	(2,591)	(5,658)
Non-cash additions to property, plant and equipment	(56,565)	(67,071)
Non-cash additions to investments	(6,723)	(13,857)
Total effect of working capital changes	(125,214)	(82,746)
Profit tax paid	(80,549)	(28,582)
Net cash provided by operating activities	105,131	20,515

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

23 PRINCIPAL SUBSIDIARY UNDERTAKINGS

Subsidiary undertakings, 100% owned

Astrakhangazprom	Gazexport	Permtransgaz
Bashtransgaz	Gazsviaz	Samaratransgaz
Burgaz	Zarubezhgaz Erdgashandel GmbH (ZGG)	Severgazprom
VNIIgaz	Informgaz	Servicegazprom
Volgogradtransgaz	IRTs Gazprom	Liquified gas
Volgotransgaz	Kavkaztransgaz	Surgutgazprom
Gazkomplektimpex	Kaspygazprom	Tattransgaz
Gaznadzor	Kubangazprom	Tomsktransgaz
Gazobezopasnost	Lentransgaz	TyumenNIIgiprogaz
Gazpromavia	Mezhregiongaz	Tyumentransgaz
Gazprominvestholding	Mostransgaz	Uraltransgaz
Gazprom-Media	Nadymgazprom	Urengoygazprom
Gazprom Finance B.V.	Nadymstroygazdobytcha	Ulianovskgazservice
Gaztorgpromstroy	Novourengoysky GCC	Yugtransgaz
Gazflot	Noyabrskgazdobycha	Yamalgazinvest
Gazfund	Orenburggazprom	Yamburggazdobycha

All of these subsidiaries are incorporated in the Russian Federation, with the exception of Gazprom Finance B.V. and ZGG, which are incorporated in the Netherlands and Germany, respectively. Gazprom Finance B.V. was established in February 1999 for the purpose of obtaining financing for the Group outside Russia. ZGG acts as the holding company for the Group's interests in a number of gas distribution, storage and transportation companies operating in Central Europe. Other companies are mainly involved in production, transportation and sale of gas.

Other subsidiary undertakings

	Percent of share capital held at 31 December	
	2000	1999
Gazavtomatika	51	51
Gazenergoservice	51	51
Gazprombank	97	93
Gazsibcontract	51	51
Kostromatrubinvest	99	94
Lebedinsky GOK	57	57
National Reserve Bank	40	40
Spetsgazavtotrans	51	51
Volgogradneftemash	51	51
Vostokgazprom	63	70
Zapsibgazprom	34	51

The Group's interest in the equity capital of National Reserve Bank is 40.2% and in OAO Zapsibgazprom is 33.9%. However, as the principal shareholder, the Group continues to exercise effective control over the activities of the above companies and they are still considered as subsidiaries.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

23 PRINCIPAL SUBSIDIARY UNDERTAKINGS (continued)

	Year ended 31 December	
	2000	1999
Minority interest at the beginning of the reporting period	8,819	6,763
Minority interest share of net profit of subsidiary undertakings	1,801	261
Change in minority interest as a result of (disposal) acquisition	(265)	1,795
Minority interest at the end of reporting period	10,355	8,819

24 RELATED PARTIES

Related parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Government

The Government of the Russian Federation, the principal shareholder of the Group, owns approximately 38.37% of the issued shares of the Group. Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

As a condition of privatisation in 1992, the Government imposed an obligation on the Group to provide an uninterrupted supply of gas to customers in the Russian Federation at government controlled prices.

Directors' remuneration

In 2000 the Company paid to members of the Board of Directors and Management Committee remuneration (salary and bonuses) for the total amount of approximately RR 66. The remuneration of members of the Board of Directors is subject to approval by the General shareholders meeting. Compensation paid to members of the Management Committee is determined by the terms of annual employment contracts.

Other

Included within other long-term assets are USD denominated receivables from EuRoPolGaz s.a. in the amount of RR 14,404 and RR 17,502 at 31 December 2000 and 1999, respectively. Included within associated undertakings (see Note 11) is an interest-bearing loan receivable from EuRoPolGaz s.a., in the amount of RR 27,855 and RR 27,228 at 31 December 2000 and 1999, respectively, issued by Gazprombank, a subsidiary of the Group.

Also included within associated undertakings (see Note 11) is an interest-bearing loan receivable from WINGAS GmbH, in the amount of RR 15,399 and RR 19,267 at 31 December 2000 and 1999, respectively. In determining the interest rates for related party financing, the Group follows a pricing policy which requires positive interest margins to be earned on all lendings to related parties.

Included within accounts receivable (see Note 8) are accounts receivable from Group associates (excluding EuRoPolGaz s.a.) in the amount of RR 20,189 and RR 22,099 as at 31 December 2000 and 31 December 1999 respectively.

During 2000 and 1999 the Group supplied gas to its associates in the amount of RR 43,353 and RR 27,691, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

24 RELATED PARTIES (continued)

Gas is sold to associates, except for that sold to ZAO Gazsnabtransit of Moldova, on the basis of long-term contracts, at market prices based on world oil and gas prices. Gas prices per thousand cubic meters ("tcm") for such sales ranged from USD 64 to USD 133 in 2000 and from USD 50 to USD 84 in 1999. Gas is sold to ZAO Gazsnabtransit based on annual contracts with fixed prices. Prices of gas per tcm sold to Moldova amounted to USD 80 and USD 60 in 2000 and 1999, respectively.

Amounts due from ZAO Gazsnabtransit at the reporting date are presented net of a bad debt provision of RR 14,100.

In addition, the Group purchased gas transportation services from certain of the associated undertakings, principally EuRoPolGaz s.a., which amounted to RR 7,293 and RR 574 for 2000 and 1999, respectively. The cost of these services was determined based on prices of gas sold to these companies.

In the normal course of business, the Group enters into transactions with OAO Stroytransgaz for the construction of pipelines in the Russian Federation on the basis of the results of tenders. During 2000 and 1999 certain representatives of the Group Board of Directors and members of their families owned significant shareholdings in OAO Stroytransgaz.

OAO Stroytransgaz rendered constructions services for the Group in the amounts of RR 28,141 and RR 23,767 for the years ended 31 December 2000 and 31 December 1999, respectively. As at 31 December 2000 and 31 December 1999, the Group had advances and receivables due from OAO Stroytransgaz in the amounts of RR 2,015 and RR 822, respectively. As at 31 December 2000 and 31 December 1999, the Group had accounts payable to OAO Stroytransgaz in respect of construction of RR 10,826 and RR 5,877 respectively. As at 31 December 2000 and 31 December 1999, Gazprombank, the Group's principal banking subsidiary, had loans receivable from OAO Stroytransgaz of RR 1,219 and RR 229, respectively. Included within other long-term assets is a receivable due from OAO Stroytransgaz in connection with finance arrangements for construction for the Group undertaken by OAO Stroytransgaz in the amounts of RR 6,944 and RR 10,210 at 31 December 2000 and 1999, respectively.

During 2000 and 1999 certain members of the families of certain members of the Board of Directors of the Company owned significant interests in OOO Interprokom.

OOO Interprokom acts as an agent for the Group in the acquisition of equipment and is remunerated for those services based on a fixed commission percentage. OOO Interprokom acted as an agent in the Group's acquisition of RR 5,482 and RR 4,242 of equipment in the years ended 31 December 2000 and 1999, respectively. As at 31 December 2000, the Group had advances and receivables due from OOO Interprokom in the amount of RR 2,910. As at 31 December 1999 the Group had payables to OOO Interprokom in the amount of RR 3,107. Commission paid to OOO Interprokom amounted to RR 72 and RR 27 for the years ended 31 December 2000 and 1999, respectively.

Gazprombank, the Group's principal banking subsidiary, had outstanding import letters of credit issued on behalf of OOO Interprokom and sub-contractors of OOO Interprokom in the amount of RR 9,630 and RR 5,555 at 31 December 2000 and 1999, respectively. These import letters of credit are issued to third party suppliers in connection with the purchase of equipment by OOO Interprokom on behalf of the Group.

During 2000, a member of the Council of Gazprombank acquired from that bank an 8.5% interest in AEB for RR 254. AEB is an associated undertaking of the Group at 31 December 2000 (see Note 11). A loss of RR 208 was recognized under IAS on the disposal. This loss was the result of a decrease in the Group's share in the net assets of AEB and translation differences recognised on the disposed shares.

25 COMMITMENTS AND CONTINGENT LIABILITIES

Operating environment

The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in the Russian Federation. Due to the capital-intensive nature of the industry, the Group is also subject to physical risks of various kinds. The nature and frequency of these developments and events associated with these risks as well as their effect on future operations and earnings, are not predictable.

Legal proceedings

At 31 December 2000, RR 6,416 of assets of one of the Group's banking subsidiaries were the subject of a legal restraint in connection with a claim arising from derivative transactions with a foreign counterparty. At 31 December 2000, the Group had provided RR 4,002 against the claim (see Note 17).

The Group is a party to certain legal proceedings arising in the ordinary course of business. Additionally, the Group is subject to various environmental laws regarding handling, storage, and disposal of certain products and is subject to regulation by various governmental authorities. In the opinion of management, there are no current legal proceedings or other claims outstanding which could have a material adverse effect on the result of operations or financial position of the Group.

Taxation

Tax legislation in the Russian Federation is subject to varying interpretations and frequent changes. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Group may be assessed additional taxes, penalties and interest, which can be significant. The Group's tax records remain open to review by the tax and customs authorities with respect to tax liabilities for three years.

Group changes

The Group is continuing to undergo significant restructuring and reform initiatives and the future direction and effects of such reforms are the subject of political considerations. Potential reforms in tariff setting policies, settlements of outstanding debts by governmental entities, and other government initiatives could each have a significant, but undeterminable, effect on enterprises operating in the Group.

Environmental matters

The Group has operated in the gas exploration, extraction and transportation industry in the Russian Federation for many years. The normal activities of the Group have probably resulted in damage to the environment. The enforcement of environmental regulation in the Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalised. Potential liabilities which might arise as a result of stricter enforcement of existing regulations, civil litigation or changes in legislation or regulation cannot be estimated, but could be material. In the current enforcement climate, under existing legislation, management believes that there are no significant liabilities for environmental damage, other than amounts that have been accrued in the consolidated financial statements.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

25 COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Social commitments

The Group significantly contributes to the maintenance and upkeep of the local infrastructure and the welfare of its employees in the areas of its production, including contributions toward the construction, development and maintenance of housing, hospitals, transport services, recreation and other social needs in the geographical areas in which it operates.

Financial guarantees

The Group had outstanding issued guarantees to third parties in the amount of RR 59,351 and RR 56,755 (including guarantees denominated in USD of USD 1,659 million and USD 1,700 million) at 31 December 2000 and 1999, respectively.

Management believes that the Group will be required to settle certain of the obligations resulting from the guarantees. A provision of RR 10,352 and RR 19,470 has been recorded within provisions for liabilities and charges in respect of the guarantees issued at 31 December 2000 and 1999, respectively. It is anticipated that the majority of the provision will be used during 2001.

Notes		31 December 2000	31 December 1999
	Guarantees issued on behalf of :		
	Interconnector (UK) Limited	33,460	38,539
11	ZAO Media-Most	8,749	18,232
	Itera Group companies	5,617	3,746
	AK Sibur	5,397	-
	Other	6,128	5,238
		59,351	65,755
17	Less: provisions for guarantees	(10,352)	(19,470)
		48,999	46,285

The guarantee issued on behalf of Interconnector (UK) Limited, in which the Group has a 10 % interest, was provided to a third party financing company in connection with lease obligations of Interconnector (UK) Limited.

Capital commitments

In the normal course of business, the Group has entered into contracts for the purchase of property, plant and equipment. The Board has approved a capital expenditure budget for 2001 of RR 115,362, including RR 51,292 in respect of capital expenditures related to the Yamal project (that includes, in particular, construction of the Yamal-Europe pipeline).

Supply commitments

The Group has entered into long-term supply contracts for periods ranging from 5 to 20 years with various companies operating in Europe. The volumes and prices in these contracts are subject to change due to various contractually defined factors. At 31 December 2000, no loss is expected to result from these long-term commitments.

26 FINANCIAL INSTRUMENTS

Financial risk management

The Group exports gas to European countries and attracts substantial amount of foreign currency denominated long-term borrowings and is thus exposed to foreign exchange risk. Foreign currency denominated assets (see Note 8) and liabilities (see Note 15) together with long-term sales commitments to European countries (see Note 25) give rise to foreign exchange exposure.

The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term borrowings (see Note 15).

The Group does not have formal hedging arrangements to mitigate interest rate risks or foreign exchange risks of the Group's operations. However, on a long-term perspective management believes that the Group is secured from financial risks; foreign currency denominated sales are secured by long-term contracts to supply gas to European countries and the revenue from such contracts is used to cover repayment of foreign currency denominated borrowings.

Fair values

The fair value of financial instruments is determined with reference to various market information and other valuation methods as considered appropriate. At 31 December 2000 and 1999, the fair values of financial instruments other than long-term investments, trade receivables and trade payables are held by the Group did not materially differ from their carrying value. The historical cost carrying amount of receivables and payables subject to normal trade credit terms approximates their fair value. Management does not believe it is practicable to estimate the fair value of long-term investments, other trade receivables and trade payables. These financial instruments are not traded at financial market and an objective estimate of fair value is not, therefore, available. Information on the fair values of off-balance sheet derivative instruments is included below.

Credit risks

Financial instruments, which potentially subject the Group to concentrations of credit risk primarily consist of accounts receivables. Credit risks related to accounts receivable are systematically monitored and are considered when bad debt provisions are established. A significant portion of the Group's accounts receivable are from local gas distribution companies and energy companies. Although collection of these receivables could be influenced by governmental and economic factors affecting these industries, management believes there is no significant risk of losses to the Group, other than to the extent to which provision for doubtful accounts has already been made.

Cash is placed in financial institutions which are considered at time of deposit to have minimal risk of default.

Off-balance sheet derivative instruments

At 31 December 2000, the Group had outstanding contracts with banks operating in the Russian Federation and foreign banks, whereby it had agreed to buy or sell Roubles in exchange for another currency at an exchange rate agreed at the date of the contract. Management believes that it is possible that contracts between banks operating in the Russian Federation may become void or other remedial measures may eventually become available. In the event the outstanding contracts are declared void or settled at an amount different than the amount stipulated in the contract, the losses and gains would be adjusted and the difference would be recognised in the consolidated statement of operations in the period that the settlement occurs.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

26 FINANCIAL INSTRUMENTS (continued)

Foreign exchange off-balance sheet financial instruments are generally traded in an over-the-counter market with professional market counterparties on standardised contractual terms and conditions. At 31 December 2000 the Group had outstanding contracts to purchase gold at the market price at the date of maturity and to purchase securities under contractual prices. The Group expects to settle these deals in the normal course of business. There were no outstanding contracts for precious metals or securities at 31 December 1999.

The nominal amounts for off-balance sheet financial instruments are not reflected in the consolidated balance sheet.

The following table provides an analysis of the principal or agreed amounts of contracts outstanding at the year-end and the associated losses or gains arising thereon. The table includes both the contracts for which the date of maturity has past due and no settlements had been completed as at 31 December 2000, and the contracts with maturity dates subsequent to 31 December 2000. The amounts included in the table are presented on a net basis after gross positions were grouped and netted off by counterparty.

	Domestic			Foreign		
	Principal or agreed amount	Loss	Gain	Principal or agreed amount	Loss	Gain
Deliverable forward currency	4,560	–	195	471	–	–
Deliverable forward gold deals	1,115	–	–	–	–	–
Deliverable forward securities deals	–	–	–	359	(1)	–
Index forward currency	61,199	(9,727)	4,544	–	–	–
Purchase of foreign currency option	7,860	–	1,872	–	–	–
Written foreign currency option	–	–	–	10,135	(4,002)	–
Total gross position	74,734	(9,727)	6,611	10,965	(4,003)	–

The economic conditions in the Russian Federation have had a significant adverse effect on the ability of many banks operating principally in the Russian Federation to fulfil their contractual obligations. Accordingly, management has not recorded the receivable and above noted gains based on the evaluation of the credit worthiness of the counterparties.

27 POST BALANCE SHEET EVENTS

In January 2001 OAO Gazprom purchased an interest of 51% in the voting shares of AK Sibur. AK Sibur is a leading Russian company selling oil, gas and chemical products. The consideration of RR 2,204 million was settled in a combination of cash, promissory notes of a subsidiary of the Group and shares in certain Group entities. The process of determining the fair values of assets and liabilities acquired has not yet been finalised and therefore, it is not practical to disclose this information. AK Sibur will be consolidated with effect from 1 January 2001.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

27 POST BALANCE SHEET EVENTS (continued)

In January 2001 the Board of Directors of OAO Gazprom initiated an investigation into the financial, property, commercial and operational relationships between OAO Gazprom and the Itera **27** Group of companies. The accompanying notes to the consolidated financial reports do not reflect any results of this investigation, which is ongoing.

During 2000 OAO Gazprom signed agreements with a consortium of West European banks and with Japanese banks on obtaining loans to finance OAO Gazprom's interest in the Blue Stream project. The first tranche under these agreements of USD 117 was received in the second quarter of 2001. In addition, during the first quarter of 2001 a loan in the amount of Euro 250 million was provided by a consortium of West European banks.

28 ADJUSTMENTS FOR HYPERINFLATION

In accordance with IAS 29 the consolidated financial statements as of and for the year ended 31 December 2000 was originally prepared in terms of the measuring unit current at the balance sheet date. The restatement was calculated from the conversion factors derived from the Russian Federation Consumer Price Index, published by the Russian State Committee on Statistics ("Goscomstat"), and from indices obtained from other published sources for years prior to 1992.

The significant guidelines followed in restating the consolidated financial statements are:

- all amounts are stated in terms of the measuring unit current at 31 December 2000;
- monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unity current at 31 December 2000;
- non-monetary assets and liabilities (items which are not expressed in terms of the monetary unit current at 31 December 2000) and shareholders' equity, including the share capital, are restated by applying the relevant conversion factors;
- all items in the consolidated statements of operations and of cash flows are restated by applying appropriate conversions factors;
- the effect of inflation on the Group's net monetary position is included in the consolidated statement of operations as a net monetary gain or loss; and
- comparative amounts for 1999 are restated using the conversion factors 1.20 in order to state them in terms of the measuring unit current at 31 December 2000.

All amounts originally stated in the consolidated financial statements in terms of the measuring unit current at the balance sheet date have been subsequently restated using the conversion factor of 1.19 in order to state them in terms of the monetary unit current at 31 December 2001. The restatement makes the consolidated financial statements more meaningful when compared to the consolidated financial statements for the year ended 31 December 2001.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble at 31 December 2001, except as noted)

28 ADJUSTMENTS FOR HYPERINFLATION (continued)

The indices used to restate the consolidated financial statements, based on 1988 prices (1988 = 100) for the five years ended 31 December 2001, and the respective conversion factors used were:

Year	Index	Conversion Factor
1997	659,403	3.60
1998	1,216,400	1.95
1999	1,661,481	1.43
2000	1,995,937	1.19
2001	2,371,572	1.00

The consolidated statement of operations includes net monetary gains of RR 48,588 and RR 73,143 for the years ended 31 December 2000 and 1999, respectively, because on average the Group had net monetary liabilities in reporting years.

INVESTOR RELATIONS

The Company may be contacted at its registered office:

OAO Gazprom
Nametkina str., 16
V-420, GSP-7, 117997, Moscow
Russia

Telephone: (7 095) 719 3001
Facsimile: (7 095) 719 8333, 719 8335
www.gazprom.ru

OAO GAZPROM

IAS CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2001

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
113054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

AUDITORS' REPORT

To the Shareholders of OAO Gazprom

1. We have audited the accompanying consolidated balance sheet of OAO Gazprom and its subsidiaries (the "Group") as of 31 December 2001 and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2001, and the results of its operations and its cash flows for the year then ended in accordance with International Accounting Standards.

4. Without qualifying our opinion, we draw your attention to Note 26 to the consolidated financial statements. The Government of the Russian Federation is the principal shareholder of the Group and governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

Moscow, Russian Federation
26 June 2002

OAO GAZPROM

IAS CONSOLIDATED BALANCE SHEET

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

Notes		31 December 2001	31 December 2000
	ASSETS		
	Current assets		
6	Cash and cash equivalents	46,585	12,121
6	Restricted cash	40,150	44,537
7	Short-term investments	27,246	28,487
8	Accounts receivable and prepayments	234,197	292,433
9	Inventories	74,238	70,335
14	Other current assets	29,196	4,683
		451,612	452,596
	Long-term assets		
10	Property, plant and equipment	1,548,823	1,522,441
5,11, 26	Investments in associated undertakings	78,253	74,971
12	Other long-term investments	32,507	31,562
17	Deferred tax assets	13,796	116,501
	Other long-term assets	17,100	36,407
		1,690,479	1,781,882
5	Total assets	2,142,091	2,234,478
	LIABILITIES AND EQUITY		
	Current liabilities		
13	Accounts payable and accrued charges	103,161	101,250
14	Taxes payable	55,048	136,029
15	Short-term borrowings and current portion of long-term borrowings	167,729	132,954
15	Short-term promissory notes payable	61,154	68,404
19	Provisions for liabilities and charges	–	10,352
		387,092	448,989
	Long–term liabilities		
16	Long–term borrowings	206,231	243,421
16	Long–term promissory notes payable	17,232	7,351
14	Restructured tax liabilities	19,073	10,519
19	Provisions for liabilities and charges	17,414	29,629
		259,950	290,920
5	Total liabilities	647,042	739,909
25	Minority interest	15,104	10,355
	Shareholders' equity		
20	Share capital	282,483	282,483
20	Treasury shares	(18,131)	(11,479)
20	Retained earnings and other reserves	1,215,593	1,213,210
	Total shareholders' equity	1,479,945	1,484,214
	Total liabilities and equity	2,142,091	2,234,478

A.B. Miller
Chairman of the Management Committee
26 June 2002

E.A. Vasilieva
Chief Accountant
26 June 2002

The accompanying notes are an integral part of these consolidated financial statements.

OAO GAZPROM

IAS CONSOLIDATED STATEMENT OF OPERATIONS

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

Notes		Year ended 31 December 2001	Year ended 31 December 2000
5, 21	Sales	619,325	641,520
5, 22	Operating expenses	(435,565)	(483,258)
5	**Operating profit**	**183,760**	**158,262**
	Exchange gain	24,293	53,026
	Exchange loss	(28,990)	(56,094)
	Interest income	12,321	13,560
14	Gain on restructured taxes	18,699	20,011
	Interest expense on taxes payable	(6,914)	(23,741)
	Other interest expense	(33,692)	(32,324)
	Net finance costs	(14,283)	(25,562)
	Share of net income of associated undertakings	3,567	755
18	Losses on available–for–sale investments	(863)	(2,666)
	Profit before gain on net monetary position, profit tax and minority interest	**172,181**	**130,789**
3	Monetary gain	29,113	52,406
	Profit before profit tax and minority interest	**201,294**	**183,195**
17	Current profit tax expense	(82,486)	(82,249)
17	Deferred profit tax (expense) benefit	(102,705)	240,854
17	Profit tax (expense) benefit	(185,191)	158,605
	Profit before minority interest	**16,103**	**341,800**
25	Minority interest	(4,638)	(1,801)
	Net profit	**11,465**	**339,999**
23	**Basic and diluted earnings per share (in Roubles)**	**0.54**	**16.16**

A.B. Miller
Chairman of the Management Committee
26 June 2002

E.A. Vasilieva
Chief Accountant
26 June 2002

The accompanying notes are an integral part of these consolidated financial statements.

OAO GAZPROM

IAS CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

Notes		Year ended 31 December	
		2001	**2000**
	Operating activities		
24	**Net cash provided by operating activities**	135,218	102,091
	Investing activities		
	Capital expenditures	(81,190)	(57,674)
	Net change in loans made	(1,041)	1,725
	Interest received	10,796	12,558
10	Interest paid and capitalised	(14,516)	(17,306)
25	Net cash received on acquisition of subsidiary	292	–
	Sale of investments	–	3,060
	Purchase of investments	(7,840)	(8,351)
	Net cash used for investing activities	(93,499)	(65,988)
	Financing activities		
	Proceeds from long–term borrowings (including current portion)	88,233	19,009
	Repayment of long–term borrowings (including current portion)	(42,674)	(41,799)
	Sale of promissory notes	47,264	59,035
	Redemption of promissory notes	(67,976)	(26,361)
16	Redemption of bonds	(103)	(635)
	Net (repayments of) proceeds from short-term borrowings	(696)	4,466
20	Dividends paid	(5,851)	(3,604)
	Interest paid	(25,899)	(26,019)
	Purchases of treasury shares	(47,205)	(8,449)
	Sales of treasury shares (net of profit tax)	43,284	6,810
6	Change in cash restricted on borrowings	3,591	(7,436)
	Net cash used for financing activities	(8,032)	(24,983)
	Effect of exchange rate changes on cash and cash equivalents	3,160	1,841
	Effect of inflation accounting on cash and cash equivalents	(2,383)	(9,761)
	Increase in cash and cash equivalents	34,464	3,200
	Cash and cash equivalents, at beginning of year	12,121	8,921
	Cash and cash equivalents, at end of year	46,585	12,121

A.B. Miller
Chairman of the Management Committee
26 June 2002

E.A. Vasilieva
Chief Accountant
26 June 2002

The accompanying notes are an integral part of these consolidated financial statements.

OAO GAZPROM

IAS CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

Notes		Number of shares outstanding (billions)	Share capital	Treasury shares	Retained earnings and other reserves	Total share-holders' equity
	Balance as of 31 December 1999	21.1	282,483	(7,568)	879,927	1,154,842
	Net income for the period				339,999	339,999
20	Net treasury share transactions	(0.1)		(3,911)	2,272	(1,639)
20	Translation differences				745	745
20	Return of social assets to governmental authorities				(6,440)	(6,440)
20	Dividends				(3,838)	(3,838)
	Balance as of 31 December 2000	21.0	282,483	(11,479)	1,212,665	1,483,669
18	Effect of adoption of IAS 39				545	545
	Adjusted balance at 31 December 2000	21.0	282,483	(11,479)	1,213,210	1,484,214
	Net income for the period				11,465	11,465
20	Net treasury share transactions	(0.0)		(6,652)	2,731	(3,921)
20	Translation differences				(1,331)	(1,331)
20	Return of social assets to governmental authorities				(4,656)	(4,656)
20	Dividends				(5,826)	(5,826)
	Balance as of 31 December 2001	21.0	282,483	(18,131)	1,215,593	1,479,945

A.B. Miller
Chairman of the Management Committee
26 June 2002

E.A. Vasilieva
Chief Accountant
26 June 2002

The accompanying notes are an integral part of these consolidated financial statements.

OAO GAZPROM

NOTES TO THE IAS CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

1 NATURE OF OPERATIONS

RAO Gazprom was established as a Russian joint stock company by Presidential Decree No. 1333 dated 5 November 1992. The Annual General Meeting of shareholders, held on 26 June 1998, approved a recommendation from the Board of Directors on revising the name of the Company in order to comply with the federal law on joint stock companies. Consequently, the Company became the open joint stock company Gazprom or OAO Gazprom.

OAO Gazprom and its subsidiaries (the "Group") operate one of the largest gas pipeline systems in the world and are responsible for substantially all gas production and high pressure gas transportation in the Russian Federation. The Group is also a major exporter of gas to European countries.

The Group is directly involved in the following principal activities:

- Production – exploration and production of gas and other hydrocarbons;
- Refining – processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation – transportation of gas; and
- Distribution – domestic and export sale of gas.

The weighted average number of employees during 2001 and 2000 was 300 thousand and 306 thousand respectively.

2 ECONOMIC ENVIRONMENT IN THE RUSSIAN FEDERATION

The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of:

- a currency that is not freely convertible outside of the country;
- extensive currency controls;
- a low level of liquidity in the public and private debt and equity markets; and
- high inflation.

Transactions on the Russian stock exchange market are influenced by underdeveloped infrastructure, especially registration and settlement systems which are in the process of formation as well as regulation basis.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

3 BASIS OF PRESENTATION

These financial statements are prepared in accordance with International Accounting Standards ("IAS"). The Group subsidiaries and associated undertakings maintain their statutory financial statements in accordance with the Regulation on Accounting and Reporting of the Russian Federation ("RAR") or the accounting regulations of the country in which the particular Group company is resident. The financial statements of the Group's subsidiaries and associated undertakings resident in the Russian Federation, which account for substantially all the assets and liabilities of the Group, are based

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

on their statutory records, which are maintained under the historical cost convention with adjustments and reclassifications recorded in the financial statements for the purpose of fair presentation in accordance with IAS. Similar adjustments are recorded in the financial statements in respect of Group companies not resident in the Russian Federation.

The preparation of consolidated financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The adjustments and reclassifications made to the statutory accounts for the purpose of IAS reporting include the restatement for changes in the general purchasing power of the Russian Rouble ("RR") in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. The restatement was calculated from the conversion factors derived from the Russian Federation Consumer Price Index, published by the Russian State Committee on Statistics ("Goscomstat"), and from indices obtained from other published sources for years prior to 1992.

The indices used to restate the consolidated financial statements, based on 1988 prices (1988=100) for the five years 31 December 2001, and the respective conversion factors used are:

Year	Index	Conversion Factor
1997	659,403	3.60
1998	1,216,400	1.95
1999	1,661,481	1.43
2000	1,995,937	1.19
2001	2,371,572	1.00

The significant guidelines followed in restating the consolidated financial statements are:

- all amounts are stated in terms of the measuring unit current as of 31 December 2001;
- monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current as of 31 December 2001;
- non-monetary assets and liabilities (items which are not expressed in terms of the monetary unit current as of 31 December 2001) and shareholders' equity, including the share capital, are restated by applying the relevant conversion factors;
- all items in the consolidated statements of operations and of cash flows are restated by applying appropriate conversion factors;
- the effect of inflation on the Group's net monetary position is included in the consolidated statement of operations as a net monetary gain or loss; and
- comparative amounts for 2000 are restated using the conversion factor 1.19 in order to state them in terms of the monetary unit current as of 31 December 2001.

The consolidated statement of operations includes net monetary gains of RR 29,113 and RR 52,406 for the periods ended 31 December 2001 and 2000, respectively, because on average the Group had net monetary liabilities in both years.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

The US dollar to RR exchange rates were 30.14 and 28.16 as of 31 December 2001 and 31 December 2000, respectively. The Euro to RR exchange rates were 26.49 and 26.14 as of 31 December 2001 and 31 December 2000, respectively.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year presentation.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Group are set out below.

Consolidation

Significant subsidiary companies in which the Group, directly or indirectly, has an interest of more than 50% of the voting rights or is otherwise able to exercise control over the operations have been consolidated.

Subsidiaries are consolidated from the date on which effective control is transferred and are no longer consolidated from the date from which control ceases. All intercompany transactions, balances and unrealized surpluses and deficits on transactions between group companies have been eliminated. Separate disclosure is made of minority interests.

Acquisitions of subsidiaries are recorded in accordance with the purchase accounting method. The consolidated financial statements of the Group reflect the results of operations of any subsidiaries acquired from the date control is established.

Assets and liabilities of subsidiaries acquired are restated to comply with uniform Group accounting policies. Any excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiary/associated undertaking at the date of acquisition is recorded as goodwill. Goodwill on acquisition of subsidiary undertakings is included in other long-term assets. Goodwill on acquisition of associated undertakings is included in investments in associated undertakings. Goodwill is amortised using the straight-line method over the shorter of its estimated useful life or 20 years.

Associated undertakings

Associated undertakings are undertakings over which the Group has significant influence, but which it does not control. Associated undertakings are accounted for using the equity method. Provisions are recorded for any impairment in value.

The equity method involves recognising in the statement of operations the Group's share of the associated undertakings' profit or loss for the year, less dividends received. The Group's interest in each associate is carried at the balance sheet at an amount that reflects cost, including the goodwill at acquisition, plus share of profit and losses less dividends received less amortisation of goodwill. Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated undertaking.

Joint ventures

Joint ventures are contractual agreements whereby two or more parties undertake economic activity, which is subject to joint control. Jointly controlled entities are accounted for using the equity method.

Mutual cancellation and barter transactions

A significant portion of accounts receivable arising from sales are settled either through a chain of non-cash transactions (mutual cancellations), sometimes involving several enterprises, or, to a lesser extent, through direct settlement by goods from the final customer (barter). A portion of operations, including capital expenditures, is transacted by mutual cancellations or barter. Such transactions are excluded from investing and financing activities in the consolidated statement of cash flows. Net cash received from operating activities in the consolidated statement of cash flow also represents actual cash flow transactions. However, individual items within operating activities are stated inclusive of both cash and non-cash transactions due to the significance of non-cash transactions in the form of barter and mutual-cancellation offsets. Management believes the costs which would be required to be expended to determine such information would outweigh the benefits of having such information.

Receivables and payables that expect to be settled by mutual settlements, barter or other non-cash settlements, are recognized based on management's estimate of the fair value to be received or given up. Approximately, 18% and 22% of accounts receivable from gas sales settled during the years ended 31 December 2001 and 2000, respectively, were settled in this manner.

Deferred tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred tax is recorded for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Foreign currencies

The balance sheets of foreign subsidiaries and associated undertakings and the monetary assets and liabilities which are held by the Group and denominated in foreign currencies at the year end are translated into Roubles at the exchange rates prevailing at the year end. Exchange differences arising on the retranslation of the net assets of foreign subsidiaries and associated undertakings are recognised as translation differences and included in shareholders' equity. Statements of operations of foreign entities are translated at average exchange rates for the year.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated statement of operations.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

Property, plant and equipment

Property, plant and equipment are carried at historical cost after deduction of accumulated depreciation restated to the equivalent purchasing power of the RR as of 31 December 2001 on the basis of the indices included in Note 3.

Gas and oil exploration and production activities are accounted for in accordance with the successful efforts method. Under the successful efforts method, costs of successful development and exploratory wells are capitalised. Costs of unsuccessful exploratory wells are expensed upon determination that the well does not justify commercial development. Other exploration costs are expensed as incurred.

Major renewals and improvements are capitalised. Maintenance, repairs and minor renewals are expensed as incurred. Minor renewals include all expenditures that do not result in a technical enhancement of the asset beyond its original capability. Gains and losses arising from the disposal of property, plant and equipment are included in the consolidated statement of operations as incurred.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset during the period of time that is required to complete and prepare the asset for its intended use.

The return to a governmental authority of social assets (such as rest houses, housing, schools and medical facilities) vested to the Group at privatisation are recorded only upon both the transfer of title to, and termination of operating responsibility for, the social assets. These disposals are deemed to be shareholder transactions because they represent a return of assets for the benefit of governmental authorities, as contemplated in the original privatisation arrangements. Consequently, such disposals are accounted for as a charge to other reserves.

Depreciation is calculated on a straight-line basis. Depreciation on wells and production equipment has been calculated on cost restated to the equivalent purchasing power of the Rouble as of 31 December 2001, using the straight line method rather than, as is the more generally accepted international industry practice, on the unit-of-production method as the difference is not material. Assets under construction are not depreciated.

As the Group operates in the gas exploration, extraction and transportation industry in the Russian Federation, its normal activity probably results in damage to the environment. The Group annually evaluates its contingent obligations under environmental regulations. Environmental provisions are determined as the fair value of costs for restoration of wells and plants. As obligations are determined, they are recognised immediately. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalised.

The estimated useful lives of the Group's assets are as follows:

	Years
Pipelines	33
Wells and production equipment	12-40
Machinery and equipment	10-18
Buildings	30-40
Roads	20-40
Social assets	10-40

Investments

As of 1 January 2001 the Group adopted IAS 39 and classified its investments into the following categories: trading, held-to-maturity and available-for-sale.

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets; during the period the Group did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in fair value, are classified as available-for-sale. These are included in non-current assets unless management has the expressed intention of holding the investments for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently re-measured to fair value. The most part of available-for-sale investments comprise principally non-marketable equity securities, which are not publicly traded or listed on the Russian stock exchange and, due to the nature of the local financial markets, it is not possible to obtain current market value for these investments. For these investments, fair value is estimated by reference to the discounted operating cash flows of the investee. For other investments traded in active markets, fair value is determined by reference the current market value at the close of business on 31 December 2001.

Realized and unrealized gains and losses arising from changes in the fair value of trading and available-for-sale investments are included in the statement of operations in the period in which they arise.

Prior to the adoption of IAS 39 the Group had valued its marketable equity securities at the lower of cost restated to the equivalent purchasing power of the Rouble at the reporting date on the basis of indices included in Note 3, or market value. Long-term investments were reflected at cost restated to the equivalent purchasing power at the reporting date. Provision for impairment was only made where, in the opinion of the Group's management, there was a diminution in value, which was other than temporary. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount was charged or credited to the consolidated statement of operations.

In the cash flow statement, purchases and sales of trading investments are presented within the section on operating activities as part of changes in working capital.

In the statement of operations, changes in fair values of trading investments are recorded in other operating expenses.

Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents comprise short-term investments which are readily converted to cash and have an original maturity of three months or less.

Treasury shares

Treasury shares are recorded at cost, using the specific identification method. The gains (losses) arising from treasury share transactions are recognised as a movement in shareholders' equity, net of associated costs including taxation.

Dividends

Dividends are recognised as a liability and deducted from equity in the period in which they are declared.

Accounts receivable

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. Such provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the origination of receivables.

Inventories

Inventories are valued at the lower of net realisable value or weighted average cost restated to the equivalent purchasing power of the RR as of 31 December 2001 on the basis of indices included in Note 3.

Borrowings

Borrowings are recognised initially at the fair value of the proceeds received (which is determined using the prevailing market rate of interest for a similar instrument, if significantly different from the transaction price), net of transaction costs incurred. In subsequent periods, borrowings are recognised at amortised cost, using the effective yield method.

Provisions

Provisions, including provisions for environmental liabilities, are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Impairment of assets

At each balance sheet date management assess whether there is any indication that the recoverable value of the Group's assets has declined below the carrying value. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of operations in the period in which the reduction is identified.

Pension and other post-retirement benefits

The Group operates a defined benefit plan. Pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to operating expenses within the consolidated statement of operations so as to spread the regular cost over the service lives of employees. The pension obligation is measured at the present value of the estimated future cash outflows using interest

rates of government securities, which have the terms to maturity approximating the terms of the related liability. Actuarial gains and losses are recognised over the average remaining service live of employees.

The Group owns and controls NPF Gazfund, which administers the Group's defined benefit plan. Members of Group's management are trustees of NPF Gazfund. The assets of NPF Gazfund primarily consists of shares of OAO Gazprom. The parent/subsidiary relationship between the Group and NPF Gazfund means that the assets held by NPF Gazfund do not meet the definition of plan assets and are, therefore, recognized in the consolidated balance sheet as treasury shares or other investments, as appropriate.

Mandatory contributions to the State pension plan, which is defined as a contribution plan, are expensed when incurred and are included within staff costs in operating expenses. The cost of providing other discretionary post-retirement obligations (including constructive) is charged to the consolidated statement of operations so as to spread the regular cost over the service lives of employees.

Revenue recognition

Sales are recognised for financial reporting purposes when products are delivered to customers and title passes and are stated net of VAT, excise taxes and other similar compulsory payments.

Interest

Interest income and expense are recognised in the statement of operations for all interest bearing instruments on an accrual basis using the effective yield method. Interest income includes coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other discounted instruments. When loans become doubtful of collection, they are written down to their recoverable amounts and interest income is thereafter recognised based on the rate of interest that was used to discount the future cash flows for the purpose of measuring the recoverable amount.

Research and development

Research and development expenditure is recognised as an expense as incurred. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits. However, development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit.

Financial instruments

The Group adopted IAS 39 "Financial Instruments: Recognition and Measurement" as of 1 January 2001. The financial effects of adopting IAS 39 are disclosed in Note 18.

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, accounts payable and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of: changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall

risk management focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.

- Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the US dollar and the Euro.

In an operational sense, the Group's exposure to foreign exchange risk is reduced by the existence of both costs (principally transit expenses) and income denominated in foreign currency. Similarly, the Group has significant receivables denominated in foreign currency, which in effect act as a partial economic hedge against similarly denominated liabilities, principally long-term borrowings.

The Group has investments in foreign entities (see Notes 11 and 25), whose net assets are exposed to currency translation risk. Currency exposure of the net assets of the subsidiaries is reduced primarily through borrowings denominated in Euro. Exchange differences on the euro loans are recognized in the statement of operations.

- Interest rate risk

The Group borrows long-term debt principally at variable (LIBOR referenced) rates. Currently the Group does not operate a formal management programme focusing on the unpredictability of financial markets or seeking to minimize potential adverse effects on the financial performance of the Group. The Group has no significant interest-bearing assets.

- Credit risk

Financial instruments, which potentially subject the Group to concentrations of credit risk primarily consist of accounts receivable. Credit risks related to accounts receivable are systematically monitored and are considered when impairment provisions are created. A significant portion of the Group's accounts receivable are from local gas distribution companies and energy companies. Although collection of these receivables could be influenced by governmental and other economic factors affecting these industries, management believes there is no significant risk of losses to the Group, other than to the extent to which provision for impairment of receivables has already been made.

The Group does not have formal hedging arrangements to mitigate interest rate risks or foreign exchange risks of the Group's operations.

Accounting for derivative financial instruments

As part of trading activities, primarily by the banking subsidiaries, the Group is also party to derivative financial instruments including forward and options contracts in foreign exchange and precious metals. The Group's normal policy is to measure these instruments at fair value using contractual rates, with resultant gains or losses being reported within the consolidated statement of operations.

The Group does not apply hedge accounting in preparation of its financial statements.

Fair value estimation

The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date.

Quoted market prices or dealer quotes for the specific or similar instruments are used for fair value estimation of long-term debt. Other techniques, such as estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.The fair value of unquoted financial instruments is estimated from the future cash flows expected from both the periodic income generated by the investments and from their disposal, discounted by a rate that reflects the risk inherent in the investment.

The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

The fair value of accounts receivable for disclosure purposes is estimated by discounting the value of expected cash flows at the market rate of interest for similar borrowers at the balance sheet date.

5 SEGMENT INFORMATION

Management does not separately identify segments within the Group as it operates as a vertically integrated business with substantially all external sales generated by the gas distribution business. However, following the practice suggested by IAS 14, "Segment Reporting", Revised 1997 ("IAS 14") for vertically integrated businesses, information can be analysed based on the following business segments:

- Production – exploration and production of gas and other hydrocarbons;
- Refining – processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation – transportation of gas;
- Distribution – domestic and export sale of gas; and
- Other – other activities, including banking.

OAO GAZPROM

NOTES TO THE IAS CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

	Production	Refining	Transport	Distribution	Other	Total
31 December 2001						
Segment assets	465,711	37,245	1,077,512	172,841	206,246	1,959,555
Associated undertakings	–	1,822	58,154	9,169	9,108	78,253
Unallocated assets						211,168
Inter-segment eliminations						(106,885)
Total assets						2,142,091
Segment liabilities	17,358	19,812	21,938	116,736	41,267	217,111
Unallocated liabilities						536,816
Inter-segment eliminations						(106,885)
Total liabilities						647,042
Capital expenditures for the period	61,586	5,359	67,143	96	15,261	149,445
Depreciation	26,786	2,403	55,791	136	3,985	89,101
Charges for impairment and provisions	2,284	5,045	12,533	24,931	782	45,575
31 December 2000						
Segment assets	466,165	19,783	1,082,630	228,429	234,763	2,031,770
Associated undertakings			65,048	2,855	7,068	74,971
Unallocated assets						236,037
Inter-segment eliminations						(108,300)
Total assets						2,234,478
Segment liabilities	26,000	5,189	24,993	117,626	35,742	209,550
Unallocated liabilities						638,659
Inter-segment eliminations						(108,300)
Total liabilities						739,909
Capital expenditures for the period	51,643	3,151	49,493	394	36,899	141,580
Depreciation	24,745	2,140	53,910	120	3,573	84,488
Charges for impairment and provisions	13,070	13,541	19,098	35,338	1,737	82,784
Year ended 31 December 2001						
Segment revenues						
Inter-segment sales	73,040	13,467	177,327	12,120	–	275,954
External sales	1,744	64,838	15,832	508,021	28,890	619,325
Total segment revenues	74,784	78,305	193,159	520,141	28,890	895,279
Segment expenses						
Inter-segment expenses	(1,960)	(11,929)	(16,249)	(245,816)	–	(275,954)
External expenses	(58,943)	(60,315)	(131,520)	(147,952)	(28,533)	(427,263)
Total segment expenses	(60,903)	(72,244)	(147,769)	(393,768)	(28,533)	(703,217)
Segment result	13,881	6,061	45,390	126,373	357	192,062
Unallocated operating expenses						(8,302)
Operating profit						183,760

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

	Production	Refining	Transport	Distribution	Other	Total
Year ended 31 December 2000						
Segment revenues						
Inter-segment sales	50,358	11,221	118,677	7,013	–	187,269
External sales	6,455	35,177	31,757	532,929	35,202	641,520
Total segment revenues	56,813	46,398	150,434	539,942	35,202	828,789
Segment expenses						
Inter-segment expenses	(1,235)	(5,512)	(9,686)	(170,836)	–	(187,269)
External expenses	(66,780)	(36,712)	(142,972)	(181,461)	(29,157)	(457,082)
Total segment expenses	(68,015)	(42,224)	(152,658)	(352,297)	(29,157)	(644,351)
Segment result	(11,202)	4,174	(2,224)	187,645	6,045	184,438
Unallocated operating expenses						(26,176)
Operating profit						158,262

The inter-segment revenues mainly consist of:

- Production – sale of gas to the Distribution segment and sale of hydrocarbons to the Refining segment;
- Refining – sale of refined products to other segments;
- Transport – rendering transportation services to the Distribution segment; and
- Distribution – sale of gas to the Transport segment for operational needs.

Internal transfer prices are established by the management of the Group with the objective of providing for the specific medium and long-term funding requirements of the individual segments. Provisions for guarantees (see Note 27) have been included within unallocated expenses. Also included within unallocated expenses are corporate expenses, including provision for the impairment of other investments.

Segment assets consist primarily of property, plant and equipment and current assets. Unallocated assets include other investments and deferred tax assets. Segment liabilities comprise operating liabilities, excluding items such as taxes payable, borrowings, and deferred tax liabilities.

Capital expenditures comprise additions to property, plant and equipment. Charges for impairment and provisions relate only to those charges made against allocated assets and include provisions for accounts receivable, assets under construction, investments, inventory and other long-term assets.

Substantially all of the Group's operating assets are located in the Russian Federation. Gas sales to different geographical regions are disclosed in Note 21.

6 CASH AND CASH EQUIVALENTS

Balances included within cash and cash equivalents in the consolidated balance sheet represent cash in hand and balances with banks. Included within restricted cash are balances of cash and cash equivalents totalling RR 34,269 and RR 38,608 as of 31 December 2001 and 31 December 2000, respectively, which are restricted as to withdrawal under the terms of certain borrowings. In addition, restricted cash comprises of balances of cash RR 5,881 and RR 5,929 as of 31 December 2001 and

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

31 December 2000, respectively, in subsidiary banks, which are restricted as to withdrawal under banking regulations.

7 SHORT-TERM INVESTMENTS

	31 December 2001	31 December 2000
Trading investments	13,188	15,948
Available-for-sale investments	14,058	12,539
	27,246	28,487

Trading investments primarily comprise marketable equity and debt securities held by the Group's banking subsidiaries with a view to generating short-term profits. These investments are traded in active markets and are valued at market at the close of business on reporting date by reference to stock exchange quoted bid prices.

Available-for-sale investments primarily comprise promissory notes of third parties and maturing within twelve months of the balance sheet date or other debt and equity securities intended for sale within twelve months of the balance sheet date.

8 ACCOUNTS RECEIVABLE AND PREPAYMENTS

	31 December 2001	31 December 2000
Trade receivables (net of impairment provision of RR 93,520 and RR 83,021 as of 31 December 2001 and 2000, respectively)	141,020	201,821
Prepayments and advances paid (net of impairment provision of RR 9,972 and RR 6,421 as of 31 December 2001 and 2000, respectively)	41,152	32,060
Other receivables (net of impairment provision of RR 27,144 and RR 17,993 as of 31 December 2001 and 2000, respectively)	52,025	58,552
	234,197	292,433

The fair value of accounts receivable and prepayments is RR 242,993 as of 31 December 2001.

Management has considered the likelihood of collection of receivables beyond 2002 when determining the amount of the impairment provision on receivables.

RR 71,096 and RR 94,446 of trade receivables are denominated in hard currency, mainly US dollars, as of 31 December 2001 and 2000, respectively.

Other receivables include RR 35,429 and RR 26,614 relating to the operations of AB Gazprombank (ZAO) and National Reserve Bank (see Note 25) as of 31 December 2001 and 2000, respectively. These balances mainly represent deposits with other banks and loans issued to customers at commercial rates, depending on credit risks and maturities. As of 31 December 2001, the average year-end interest rate on banking deposits and loans ranged from 12.6% to 16.6% on balances denominated in Russian Roubles and from 2.3% to 10.7% on balances denominated in foreign currency. As of 31 December 2000, the average year-end interest rate on banking deposits and loans ranged from 4.7% to 23.6% on balances denominated in Russian Roubles and from 4.9% to 11.5% on balances denominated in foreign currency.

As of 31 December 2001 and 2000, AB Gazprombank (ZAO) had pledged deposits with banks and other financial institutions of RR 7,444 and RR 10,067, respectively. There are pledged as collateral

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

for borrowings received by OAO Gazprom and credit exposures of Altalanos Ertekforgalmi Bank Rt ("AEB").

The fair value of banking deposits and loans approximate the carrying values, as the majority are short-term in nature and at commercial rates.

9 INVENTORIES

	31 December 2001	31 December 2000
Materials and supplies	32,045	34,972
Gas (in pipelines and storage)	32,845	29,699
Refined products	3,340	497
Goods for resale	6,008	5,167
	74,238	70,335

Inventories are presented net of a provision for obsolescence of RR 14,060 and RR 14,339 as of 31 December 2001 and 31 December 2000, respectively.

10 PROPERTY, PLANT AND EQUIPMENT

	Pipelines	Wells and production equipment	Machinery and equipment	Buildings and roads	Total operating assets	Social assets	Assets under construction	Total
At 31.12.99								
Cost	1,018,845	324,625	396,766	496,160	2,236,396	115,863	268,288	2,620,547
Accumulated depreciation	(448,776)	(157,629)	(244,767)	(232,382)	(1,083,554)	(21,972)	–	(1,105,526)
Net book value at 31.12.99	570,069	166,996	151,999	263,778	1,152,842	93,891	268,288	1,515,021
Depreciation	(30,032)	(9,787)	(23,771)	(17,603)	(81,193)	(3,295)	–	(84,488)
Additions	217	194	5,425	2,147	7,983	21	133,576	141,580
Transfers	16,818	13,240	41,416	39,845	111,319	12,385	(123,704)	–
Disposals	(3)	(885)	(2,542)	(3,369)	(6,799)	(9,671)	(3,505)	(19,975)
Impairment charge							(29,697)	(29,697)
Net book value at 31.12.00	557,069	169,758	172,527	284,798	1,184,152	93,331	244,958	1,522,441
As of 31.12.00								
Cost	1,035,924	336,868	439,690	533,914	2,346,396	116,734	244,958	2,708,088
Accumulated depreciation	(478,855)	(167,110)	(267,163)	(249,116)	(1,162,244)	(23,403)	–	(1,185,647)
Net book value at 31.12.00	557,069	169,758	172,527	284,798	1,184,152	93,331	244,958	1,522,441
Depreciation	(31,171)	(10,565)	(24,617)	(19,477)	(85,830)	(3,271)	–	(89,101)
Additions	12,558	10	162	138	12,868	268	135,345	148,481
Acquisition of subsidiary	–	–	340	334	674	–	289	963
Transfers	60,220	34,396	45,634	72,809	213,059	1,073	(214,132)	–
Disposals	(45)	(295)	(4,450)	(8,456)	(13,246)	(6,404)	(8,662)	(28,312)
Impairment charge							(5,649)	(5,649)
Net book value at 31.12.01	598,631	193,304	189,596	330,146	1,311,677	84,997	152,149	1,548,823
As of 31.12.01								
Cost	1,108,646	370,360	480,099	597,717	2,556,822	111,282	152,149	2,820,253
Accumulated depreciation	(510,015)	(177,056)	(290,503)	(267,571)	(1,245,145)	(26,285)	–	(1,271,430)
Net book value at 31.12.01	598,631	193,304	189,596	330,146	1,311,677	84,997	152,149	1,548,823

Assets under construction are presented net of a provision for impairment of RR 88,997 and RR 83,348 as of 31 December 2001 and 2000, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

For the year ended 31 December 2001, disposals include RR 13,615 related to the disposal of OAO Lebedinsky GOK (see Note 25).

Included in additions above is capitalized interest of RR 16,380 and RR 18,699 for the years ended 31 December 2001 and 2000, respectively. Capitalization rates of 7.3% and 8.2% were used representing the weighted average actual borrowing cost of the relevant loans for the years ended 31 December 2001 and 2000, respectively.

Included in the property, plant and equipment above are fully depreciated assets which are still in service of RR 512,019 and RR 275,788 as of 31 December 2001 and 2000, respectively. Also included in additions above are non-cash additions of RR 42,680 and RR 56,564 for the years ended 31 December 2001 and 2000, respectively.

Depreciation disclosed above includes RR 571 and RR 905 for the years ended 31 December 2001 and 2000, respectively, which is considered a cost of self-constructed assets and thus capitalized rather than expensed in the consolidated statement of operations. Similarly, RR 12,814 and RR 11,035 of depreciation for the years ended 31 December 2001 and 2000, respectively, is capitalized as a component of gas inventories and expensed in the consolidated statement of operations when the gas is sold.

Included in the property, plant and equipment are social assets (such as rest houses, housing, schools and medical facilities) vested to the Group at privatisation of RR 38,644 and RR 43,300 as of 31 December 2001 and 2000, respectively. The Group intends to continue the transfers of social assets to governmental authority as stipulated in original privatisation arrangements.

The Group's gas fields are operated under licenses granted by federal and local authorities. These licenses to develop and extract hydrocarbons expire between 2013 and 2019, however they may be extended. Management intends to extend the existing licenses on properties expected to produce hydrocarbons subsequent to their current expiration dates.

11 INVESTMENTS IN ASSOCIATED UNDERTAKINGS

Notes		31 December 2001	31 December 2000
26	EuRoPol GAZ S.A.	38,009	42,654
26	WINGAS GmbH	16,986	20,452
26	Armrosgazprom	3,369	–
27	Blue Stream Pipeline Company (BSPC)	2,101	–
	Other (net of provision for impairment of RR 7,406 and RR 7,143 as of 31 December 2001 and 2000, respectively)	17,788	11,865
		78,253	74,971

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

Principal associated undertakings

Associated undertaking	Country	Nature of operations	% of share capital held 31 December 2001	2000
Agrochemical Azot	Russia	Sale of agricultural chemicals	46	–
AEB	Hungary	Banking	26	26
Armrosgazprom	Armenia	Gas distribution and transportation	45	–
BSPC	Netherlands	Construction and gas transportation	50	50
EuRoPol GAZ S.A.	Poland	Gas distribution and transportation	48	48
Gas und Warenhandeslgesellschaft GmbH	Austria	Gas distribution	50	50
Gasym Oy	Finland	Gas distribution and transportation	25	25
Moldovagaz	Moldova	Gas distribution and transportation	50	50
Latvias Gaze	Latvia	Gas distribution and transportation	25	25
Overgaz Inc.	Bulgaria	Gas distribution	50	50
Panrusgaz	Hungary	Gas distribution	31	31
Prometheus Gas	Greece	Construction	50	50
Sibur-Tyumen	Russia	Refining investments	42	–
Slovrusgaz	Slovakia	Gas distribution	50	50
Stella Vitae	Lithuania	Gas distribution and transportation	30	30
Turusgaz	Turkey	Gas distribution	45	45
WINGAS GmbH	Germany	Gas distribution and transportation	35	35

Dividends received from associated undertakings were RR 716 and RR 772 for the years ended 31 December 2001 and 2000, respectively.

12 OTHER LONG-TERM INVESTMENTS

	31 December 2001	2000
South Pars project (net of provision for impairment of RR 1,770 and nil as of 31 December 2001 and 2000, respectively)	16,996	13,833
Other joint ventures (net of provision for impairment of RR 14,889 and RR 15,408 as of 31 December 2001 and 2000, respectively)	1,814	2,269
Available-for-sale investments (net of provision for impairment of RR 12,136 and RR 6,712 as of 31 December 2001 and 2000, respectively)	13,697	15,460
	32,507	31,562

South Pars is a joint venture with Total South Pars and Parsi International Ltd. established in 1997 to provide services to National Iranian Oil Company in relation to development of South Pars oil and gas field in Iran. Under the terms of agreement OAO Gazprom has a 30% interest in the joint venture. Management have assessed the recoverable amount of the Group's investment in the South Pars joint venture based on the present value of expected future cash flows and applying a discount rate of 16%. As a result, a RR 1,770 impairment has been recognised and recorded within operating expenses in the consolidated statements of operations for the year ended 31 December 2001. The impairment is primarily due to revised timing of cash inflows and outflows associated with the joint venture.

Available for sale investments include the Group's 14.3% interest in ZAO Media-Most. The interest in ZAO Media-Most was acquired in 1999 via the settlement of ZAO Media-Most's debt to the

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

Group. ZAO Media-Most is a holding company owning interests in a number of mass media companies (see Note 27).

13 ACCOUNTS PAYABLE AND ACCRUED CHARGES

	31 December 2001	31 December 2000
Trade payables	40,099	33,676
Accounts payable in respect of acquisition of property, plant and equipment	30,306	27,141
Advances received	1,930	2,063
Accruals and deferred income	2,400	1,300
Other payables	28,426	37,070
	103,161	101,250

Other payables includes RR 11,800 and RR 16,441 related to the operations of the Group's banking subsidiaries as of 31 December 2001 and 2000, respectively. These balances mainly represent amounts due to the banks' customers with terms at commercial rates, varying by maturity of deposit, ranging from 2.4% to 8.5% per annum as of 31 December 2001 and from 3.6% to 11.6% per annum as of 31 December 2000.

14 TAXES PAYABLE

	31 December 2001	31 December 2000
Excise tax (including deferred amounts of RR 20,875and RR 24,141 as of 31 December 2001 and 2000, respectively)	34,123	40,388
Tax penalties and interest	20,034	39,857
Net VAT	979	25,724
Road users tax (including deferred amounts of RR 2,261 and RR 2,943 as of 31 December 2001 and 2000, respectively)	5,572	12,628
Profit tax	463	9,813
Royalty and mineral restoration taxes (including deferred amounts of RR 2,043 and RR 2,025 as of 31 December 2001 and 2000, respectively)	6,220	9,458
State pension fund and other social taxes	549	2,742
Other taxes	6,181	5,938
	74,121	146,548
Less: long term portion of restructured tax liabilities	(19,073)	(10,519)
	55,048	136,029

The deferred amounts included in the taxes above are payable upon settlement of the related trade receivable balances. Substantially all accrued taxes above, excluding the deferred amounts and restructured tax liabilities (see below) incur interest at a rate of 1/300 of the refinancing rate of the Central Bank of the Russian Federation per day (the refinancing rate was last set at 25.0% per annum on 4 November 2000). Interest does not accrue on tax penalties and interest.

As of 31 December 2000, net VAT comprised current, deferred and restructured VAT liabilities of RR 18,360, RR 4,051 and RR 3,313, respectively. As of 31 December 2001, net VAT represents only restructured VAT payable as the Group had net VAT prepayments for current and deferred VAT amounting to RR 12,772; these receivables are included within other current assets.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

As of 31 December 2000, profit tax payable included current, differed and restructured liabilities of RR 8,985, RR nil and RR 828, respectively. As of 31 December 2001, profit tax payable represents only restructured profit tax as the Group had a net prepayment for current profit tax amounting to RR 7,278; these receivables are included within other current assets.

In 2001 excise tax rate for gas sales to CIS countries was reduced from 30% to 15%, effective from 1 January 2001. Meanwhile, certain excise tax exemptions were abolished effective 1 October 2001 (see Note 27).

During 2001 the Group continued to negotiate the restructuring of its tax liabilities in accordance with current tax regulations. The Group's current restructuring agreements presume payments of outstanding restructured taxes over a period of ten years through 2011, in accordance with agreed payment schedules. Interest expense on restructured tax liabilities is accrued quarterly based on outstanding restructured tax liabilities, applying the refinancing rate of the Central Bank of the Russian Federation.

The long-term portion of the restructured tax and penalties liabilities has the following maturity profile:

	31 December	
	2001	2000
Due for repayment:		
Between one and two years	3,994	2,703
Between two and five years	6,061	8,092
After five years	39,756	17,654
	49,811	28,449
Less: unamortized discount on restructured taxes	(30,738)	(17,930)
	19,073	10,519

The gain recorded upon restructured taxes is disclosed in the statements of operations as a part of net finance costs in the amount discounting of RR 18,699 and RR 20,011 for the years ended 31 December 2001 and 2000, respectively. The amortization of the discount on restructured taxes is recorded within other interest expense and amounted to RR 3,052 and RR 2,081 for the years ended 31 December 2001 and 2000, respectively.

15 SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM BORROWINGS

	31 December	
	2001	2000
Short-term borrowings:		
RR denominated borrowings	67,947	74,806
Foreign currency denominated borrowings	20,723	2,652
	88,670	77,458
Current portion of long-term borrowings (see Note 16)	79,059	55,496
	167,729	132,954

Short-term RR denominated borrowings had average interest rates ranging from 5.0% to 25.0% and 17.0% to 37.0% for the years ended 31 December 2001 and 2000, respectively. Short-term foreign currency denominated borrowings had average interest rates ranging from 6.5% to 15.0% and from 7.0% to 18.0% for the years ended 31 December 2001 and 2000, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

The Group's short-term promissory notes payable had average interest rates ranging from 18.0% to 24.7% and 18.0% to 53.0% for the years ended 31 December 2001 and 2000, respectively.

16 LONG-TERM BORROWINGS

	Currency	Due	31 December 2000	31 December 1999
Long-term borrowings payable to:				
A French banking consortium	US dollar	2001-2005	69,744	94,897
A German banking consortium	US dollar	2001-2005	51,698	71,762
An Italian banking consortium	US dollar	2001-2007	28,618	38,323
Vneshtorgbank	US dollar	2001-2004	20,227	–
A German banking consortium	Euro	2001-2008	17,057	21,284
An International banking consortium	Euro	2001-2007	11,309	15,064
Sberbank of RF	Roubles	2001-2003	10,147	–
A German banking consortium	Euro	2001-2007	9,506	11,730
A Cyprus banking consortium	US dollar	2001-2006	6,615	9,050
HVB Luxembourg	Euro	2001-2006	6,317	–
Moskovsky Narodny Bank Limited	US dollar	2001-2006	6,053	–
Fuji Bank	US dollar	2003-2010	5,544	–
Eurobonds issued by AB Gazprombank (ZAO)	Euro	2001-2003	5,298	–
A German banking consortium	Euro	2001-2003	4,103	8,050
Hungarian banking consortium	US dollar	2001-2005	3,948	–
Other long-term borrowings		Various	29,106	28,757
Total long-term borrowings			285,290	298,917
Less: current portion of long-term borrowings			(79,059)	(55,496)
			206,231	243,421

	31 December 2001	31 December 2000
Due for repayment		
Between one and two years	79,059	57,786
Between two and five years	111,415	153,274
After five years	15,757	32,361
	206,231	243,421

Long-term borrowings include fixed rate loans with a carrying value of RR 59,144 and RR 38,323 and fair value of RR 50,355 and RR 33,687 as of 31 December 2001 and 2000, respectively. All other long-term borrowings have variable interest rates linked to LIBOR, and the carrying amounts approximate fair value.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

The weighted average effective interest rates at the balance sheet date were as follows:

	31 December	
	2001	2000
Fixed rate long-term borrowings	8.86%	7.64%
Variable rate long-term borrowings	6.33%	7.38%

Substantially all long-term borrowings received from international banking consortiums are secured by contractual obligations to sell gas in Europe.

The Group has no subordinated debt and no debt that may be converted into an equity interest in the Group.

Other long-term borrowings include RR 2,786 and RR 3,182 as of 31 December 2001 and 31 December 2000, respectively, of coupon non-documentary bearer bonds issued by OAO Gazprom in 1999. The issue amounted to 3.0 million bonds, each with a nominal value of 1,000 roubles each and a due date of 15 April 2003.

During the years 2000 and 2001, the Group repurchased 577 thousand bonds. The total liability recorded in respect of the bonds excludes the unamortized discount related to future periods.

The Group's long-term promissory notes payable had average interest rates ranging from 22.0% to 26.5% and 21.5% to 51.0% for the years ended 31 December 2001 and 2000, respectively.

Included within the current portion of long-term borrowings as of 31 December 2001 is an interest free loan provided by RAO UES with a fair value of RR 8,754 and nominal value of RR 10,140. The loan was received on 27 December 2001. The purpose of the loan is to finance settlements of current tax liabilities of the Group's subsidiaries. The loan is to be settled by the delivery of gas from January 2002 to December 2002.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

17 PROFIT TAX

The Group accrues current profit tax at the rate of 35% and 43% on profits from non-banking and banking activities, correspondingly, computed in accordance with the Russian tax legislation. The tax rates applied were enacted on 1 January 2001.

Profit before profit tax for financial reporting purposes is reconciled to profit tax expense as follows:

	31 December	
	2001	2000
Profit before profit tax and minority interest	201,294	183,195
Theoretical tax charge at a statutory rate thereon	(70,453)	(54,958)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Non-temporary element of net monetary gains	(80,379)	(54,058)
Non-deductible expenses	(33,220)	(47,154)
Statutory tax concessions	11,919	23,465
Other non-temporary differences	(9,004)	(6,340)
Inflation effect on deferred profit tax balance at beginning of year	6,458	6,251
Effect of increase in taxable base due to statutory revaluation	–	274,756
Effect of change in tax rate	(10,512)	16,643
Profit tax (expense) benefit	(185,191)	158,605

The non-temporary impact of monetary gains reflects the effect of inflation on the theoretical tax charge with respect to non-monetary items of a non-temporary nature (primarily social assets and equity).

Profit tax expense in the consolidated statement of operations is stated net of RR 825 and RR 974 of tax attributable to gains arising on treasury share transactions for the year ended 31 December 2001 and 2000, respectively (see Note 4).

In August 2001 the Profit tax chapter of the Tax Code was enacted, which introduced a new profit tax rate of 24%. This rate will become effective starting from 1 January 2002.

Differences between the recognition criteria in Russian statutory taxation regulations and IAS give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profit tax purposes. The tax effect of the movement on these temporary differences is recorded at the rate of 24%, as appropriate.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

	31 December 2001	Effect of Changes in tax rate	Differences recognition and reversals	31 December 2000
Tax effects of taxable temporary differences:				
Accounts receivable	(17,136)	7,854	6,224	(31,214)
Investments	(818)	375	(253)	(940)
Tax effects of deductible temporary differences:				
Property, plant and equipment	29,163	(13,366)	(106,084)	148,613
Inventories	2,587	(1,185)	7,920	(4,148)
Impairment provision for accounts receivable	–	(4,190)	–	4,190
Total net deferred tax asset (liability)	13,796	(10,512)	(92,193)	116,501

Deferred tax assets and liabilities arise mainly from differences in the taxable and financial reporting bases of property, plant and equipment. These differences are due to the fact that a significant proportion of the tax base is based upon independent appraisals while the financial reporting base is historical cost restated for changes in the general purchasing power of the RR (see Note 3).

The deferred tax expense of RR 106,084 for the year ended 31 December 2001 mostly arose due to the impact of inflation eroding the tax-deductible value of the Group's property, plant and equipment.

The temporary differences associated with undistributed earnings of subsidiaries amount to RR 47,493 and RR 43,577 as of 31 December 2001 and 31 December 2000, respectively. A deferred tax liability on these temporary differences was not recognized because management controls the timing of the reversal of the temporary differences and believes that they will not reverse in the foreseeable future.

18 FINANCIAL INSTRUMENTS

The Group adopted IAS 39 at 1 January 2001. The impact on shareholders' equity at 1 January 2001 was a net gain of RR 545 in retained earnings for the re-measurement of available-for-sale securities, stated at fair value as of 1 January 2001. In accordance with IAS 39, the comparative financial statements for the year ended 31 December 2000 are not restated.

Available-for-sale investments: amounts reported in the statement of operations

	31 December 2001
Unrealized fair value losses, net	(1,052)
Realized net gains on sale	189
Total loss on available-for-sale investments	(863)

Foreign exchange off-balance sheet financial instruments are generally traded in an over-the-counter market with professional market counterparties on standardized contractual terms and conditions. As of 31 December 2001 the Group's banking subsidiaries had outstanding contracts to purchase and sell precious metals at the market price at the date of maturity. The Group expects to settle these contracts in the normal course of business.

The nominal amounts for off-balance sheet financial instruments are not reflected in the consolidated balance sheet.

The following table provides an analysis of the principal or agreed amounts of contracts outstanding at the year-end. The table includes both the contracts for which the date of maturity has past due and no settlements had been completed as of 31 December 2001, and the contracts with

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

maturity dates subsequent to 31 December 2001. The amounts included in the table are presented on a net basis after gross positions were grouped and netted off by counterparty, where appropriate.

	Principal or agreed amount	
	Domestic	Foreign
Deliverable forward currency	2,954	574
Deliverable forward precious metal contracts	2,049	–
Written foreign currency option contracts	–	10,135
Total	5,003	10,709

At 31 December 2001 the Group had outstanding forward foreign exchange contracts with Russian and foreign banks whereby it had agreed to buy or sell Russian Roubles in exchange for another currency at an exchange rate agreed to at the date of the contract. Some of these contracts were entered into prior to 17 August 1998 and matured during 1998, but have not yet been settled. The Group has been able to settle outstanding contracts with a few counterparties and any resultant gains or losses have been recorded in the consolidated statement of operations.

The Civil Code of the Russian Federation stipulates a three-year period for commencing action to enforce contracts. This period expired during 2001. On the basis of legal advice regarding the enforceability of these contracts under Russian law, market practices and the activities of other participants in the derivatives market in Russia, as well as a significant passage of time, Management is of the opinion that these contracts with domestic banks are no longer legally enforceable, and that therefore no losses will arise for the Group as a result of these contracts.

Management has therefore not recorded any liabilities in respect of these contracts with domestic banks in the consolidated financial statements of the Group for the year ended 31 December 2001. Previously recorded liabilities under these contracts, amounting to RR 8,113, have been released and recorded as derivative gains within operating expenses for the year ended 31 December 2001.

19 PROVISIONS FOR LIABILITIES AND CHARGES

Notes		31 December 2001	31 December 2000
	Provision for pension obligations	12,093	9,307
27	Provision for guarantees	–	10,352
27	Provision for environmental liabilities	1,196	5,311
	Other	4,125	15,011
		17,414	39,981
	Less: current portion of provisions for liabilities and charges	–	(10,352)
		17,414	29,629

Total expenses associated with pension obligations are included within operating expenses in the consolidated statement of operations and amount to RR 3,062 and RR 1,444 for years ended 31 December 2001 and 2000, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

Movements in the provision for pension obligations recognized in the balance sheet are as follows:

	Year 2001
As of 1 January 2001	9,307
Current service costs	1,443
Interest costs	1,619
Pensions paid	(276)
As of 31 December 2001	12,093

Principal actuarial assumptions used (expressed as weighted average):

	31 December 2001	31 December 2000
Real discount rate	8%	8%
Future salary increases	2%	0%

20 SHAREHOLDERS' EQUITY

Share capital

Share capital authorised, issued and paid in totals RR 282,483 as of 31 December 2001 and 31 December 2000 and consists of 23.7 billion ordinary shares, each with a historical par value of RR 5.

Dividends

In 2000, the Group accrued and paid total dividends in the amount of RR 0.17 (including interim dividends in the amount of RR 0.07 per share as well as final dividends in respect of 1999, in the amount of RR 0.10 per share). In 2001, the Group accrued and paid final dividends for the year ended 31 December 2000 in the amount of RR 0.23 per share.

In 2002 the Board of Directors recommended payment of a final dividend for the year ended 31 December 2001 in the amount of RR 0.44 per share. Because this decision of the Group management was reached after the balance sheet date, the final dividend proposed in respect of 2001 has not been recognised in the consolidated balance sheet. The final dividend of RR 10,416 (including income tax on dividends in the amount of RR 625) will be paid prior to 31 December 2002.

Treasury shares

As of 31 December 2001, subsidiaries of OAO Gazprom held 2,672 million of the ordinary shares of OAO Gazprom (as of 31 December 2000 – 2,684 million). The Group controls the voting rights of these shares.

Retained earnings and other reserves

Included in retained earnings and other reserves are the effects of the cumulative restatement to the equivalent purchasing power of the Rouble as of 31 December 2001, and cumulative translation differences of RR 1,331 and RR (745) arising on the retranslating of the net assets of foreign subsidiaries and associated undertakings as of 31 December 2001 and 2000, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

Other reserves include a statutory fund for social assets, created at the time of privatisation in accordance with Russian legislation. The Group is negotiating to return certain of these assets to governmental authorities, though this process is expected to be protracted. Social assets with a net book value of RR 4,656 and RR 6,440 have been transferred to governmental authorities during the years ended 31 December 2001 and 2000, respectively. These transactions have been recorded as a charge to other reserves.

The statutory accounting reports of the parent company, OAO Gazprom, are the basis for profit distribution and other appropriations. The basis of distribution is defined by legislation as the current year net profit, as calculated in accordance with RAR. For 2001, the statutory profit for the parent company was RR 71,928. However, the legislation and other statutory laws and regulations dealing with profit distribution are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these consolidated financial statements.

21 SALES

	Year ended 31 December	
	2001	2000
Gas sales (including excise tax, net of VAT) to customers in:		
Russian Federation	115,694	102,477
Former Soviet Union (excluding Russian Federation)	48,837	69,503
Europe	452,265	473,298
Gross sales of gas	616,796	645,278
Excise tax	(107,031)	(105,894)
Net sales of gas	509,765	539,384
Sales of gas condensate and oil and gas products (net of sales taxes)	64,838	35,177
Gas transportation sales	15,832	31,757
Other revenues	28,890	35,202
	619,325	641,520

Commencing in 1999 the Group has been participating in the creation of regional companies involved in the distribution of gas in Russia. The interest of the Group in the majority of such companies as of 31 December 2001 and 2000 amounted to less than 20% of their respective share capital (see Note 28).

Gas sales (net of VAT and excise tax) to customers in Russia include sales made to the regional companies of 222 billion cubic meters (bcm) and 141 bcm, or RR 81,752 and RR 49,137 for 2001 and 2000, respectively. Sales are made to the regional companies at prices approximately 4% below regulated prices set for sales to final customers in Russia.

Transportation charges are provided at rates established by the Federal Energy Commission.

Gas transportation sales (net of VAT) are primarily comprised of sales to companies of the Itera Group totalling RR 13,843 (64 bcm) and RR 25,841 (71 bcm) for the years ended 31 December 2001 and 2000, respectively. Trade receivables in respect of gas transportation services supplied to the Itera Group amounted to RR 10,419 and RR 12,854 as of 31 December 2001 and 2000, respectively. The Itera Group is a producer and distributor of gas in the Russian Federation and the former Soviet Union.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

22 OPERATING EXPENSES

	Year ended 31 December 2001	2000
Depreciation	86,751	83,555
Transit costs	82,614	92,753
Staff costs	51,647	51,632
Materials	48,638	38,969
Taxes other than on income	40,210	48,796
Impairment provision for accounts receivable and debts written off	30,464	31,374
Repairs and maintenance	17,766	15,245
Purchased refined products	14,945	–
Processing services	10,941	–
Electricity	9,929	9,618
Purchased gas	6,485	10,543
Provision for impairment of assets under construction	5,649	29,697
Losses on disposal of property, plant and equipment	5,081	12,360
Research and development	3,787	5,068
Cost of goods for resale	2,753	1,543
Provision for impairment and write-off of investments and other long-term assets	2,673	26,561
Provisions for guarantees and other charges	–	1,151
Provision for inventory obsolescence	–	7,146
Derivative gains	(8,113)	(3,365)
Other	23,345	20,612
	435,565	483,258

During the year ended 31 December 2000, the Group purchased 9.0 bcm of Turkmenian gas from Itera LLC for RR 15,197. No gas was purchased from Itera LLC in 2001. Additionally, in 2001 various Group subsidiaries purchased 1.4 bcm of gas from other Itera Group companies for RR 740.

Purchases and processing of refined products mainly relate to the acquisition of OAO AK Sibur in January 2001 (see Note 25).

Due to changes in the tax legislation of the Russian Federation, effective 1 January 2001, accounts receivable written off are subject to VAT. For the year ended 31 December 2001, this resulted in a charge of RR 10,303 related to VAT on accounts receivable balances written off during the period. The charge is included within the impairment provision for accounts receivable and debts written off.

Taxes other than on income consist of:

	Year ended 31 December 2001	2000
Royalty	10,974	8,972
Road users tax and housing fund	8,621	25,148
Property tax	8,307	5,163
Mineral restoration tax	7,896	4,507
Other taxes	4,412	5,006
	40,210	48,796

Taxes other than on income included in operating expenses are computed as follows:

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

- Road users tax – is charged on sales of Group entities; changes in legislation effective 1 January 2001 reduced the road users tax from 2.5% to 1.0% and abolished the housing fund tax.
- Royalty is imposed at rates ranging from 6% to 16% of the sales value of gas and hydrocarbons produced. The actual rates of the tax are dictated in field licenses and are based on various factors;
- Property tax is imposed at a maximum rate of 2% on the average annual net book value of fixed assets, intangible assets, inventory and (effective from 1 January 2001) on assets under construction which were not completed within contacted terms. Legislation provides for the exclusion of trunk pipelines from the taxable base; and
- Mineral restoration tax is imposed at the rate of 10.0% of the sales value of gas and hydrocarbons sold by the production subsidiaries. Under current legislation, up to 100.0% of mineral restoration tax assessments may be offset by a sum equal to the value of certain exploration works performed and paid for by the Group. In 2001 and 2000, the Group recovered 32.4% and 39.9% of mineral restoration tax assessments, respectively.

All taxes and rates discussed above are calculated based on amounts recorded in accordance with Russian statutory accounting regulations.

23 EARNINGS PER SHARE

Earnings per share has been calculated by dividing the net profit for the year by the weighted average number of shares outstanding during the year, excluding the average number of ordinary shares purchased by the Group and held as treasury shares (see Note 20).

There were 21.0 billion weighted average shares outstanding for the year ended 31 December 2001 and 21.0 billion weighted average shares outstanding for the year ended 31 December 2000.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

24 NET CASH PROVIDED BY OPERATING ACTIVITIES

	Year ended 31 December	
	2001	2000
Profit before profit tax and minority interest	201,294	183,195
Adjustments to net profit before profit tax		
Depreciation	86,751	83,555
Impairment provisions for investments, other long-term assets, property, plant and equipment and inventories	8,286	61,496
Net unrealised foreign exchange losses	8,146	7,058
Impairment provision for accounts receivable	30,464	31,374
Interest expense	33,692	32,324
Gain on restructured taxes	(18,699)	(20,011)
Loss on disposal of property, plant and equipment	5,081	12,360
Monetary effects on non-operating balances	(60,706)	(75,394)
Interest income	(12,321)	(13,560)
Decrease in provisions for liabilities and charges	(22,567)	(12,443)
Net increase in long-term assets	20,740	10,801
Mutual cancellations and barter settlements	(43,677)	(63,286)
(Gain) loss on fair value adjustment for trading and available-for-sale investments	(1,324)	2,666
Total effect of adjustments	33,866	56,940
Adjusted profit before changes in working capital	235,160	240,135
Changes in working capital		
Decrease (increase) in accounts receivable and prepayments	62,170	(38,694)
Increase in inventories	(7,915)	(14,087)
(Increase) decrease in other current assets	(22,967)	5,073
Increase in accounts payable and accrued charges, excluding interest, dividends and capital construction	8,124	18,273
Decrease in taxes payable (other than profit tax)	(53,381)	(25,469)
Decrease (increase) in available-for-sale and trading investments	5,400	(2,591)
Total effect of working capital changes	(8,569)	(57,495)
Profit tax paid	(91,373)	(80,549)
Net cash provided by operating activities	135,218	102,091

Total cash taxes paid:

	Year ended 31 December	
	2001	2000
Excise	112,695	110,605
Profit tax	91,373	80,549
VAT	58,456	32,064
Custom duties	35,600	27,877
Other	18,686	5,284
Royalty and mineral restoration tax	18,468	4,743
Road users tax	12,360	15,190
Property tax	7,346	4,368
Total taxes paid	354,984	280,680

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

25 SUBSIDIARY UNDERTAKINGS

Principal subsidiary undertakings, 100% owned

Astrakhangazprom
Bashtransgaz
Burgaz
VNIIgaz
Volgogradtransgaz
Volgotransgaz
Gazkomplektimpex
Gaznadzor
Gazobezopasnost
Gazpromavia
Gazprominvestholding
Gazprom-Media
Gazprom Finance B.V.
Gaztorgpromstroy
Gazflot
Gazexport
Gazsviaz
Zarubezhgaz Erdgashandel GmbH (ZGG)
Informgaz
IRTs Gazprom
Kavkaztransgaz
Kaspygazprom
Kubangazprom
Leadville Investments Limited
Lentransgaz
Mezhregiongaz
Mostransgaz
Nadymgazprom
Nadymstroygazdobytcha
Novourengoysky GCC
Noyabrskgazdobycha
Orenburggazprom
Permtransgaz
Samaratransgaz
Severgazprom
Servicegazprom
Liquified gas
Surgutgazprom
Tattransgaz
Tomsktransgaz
TyumenNIIgiprogaz
Tyumentransgaz
Uraltransgaz
Urengoygazprom
Yugtransgaz
Yamalgazinvest
Yamburggazdobycha

All of these subsidiaries are incorporated in the Russian Federation, with the exception of Gazprom Finance B.V., ZGG and Leadville Investments Limited, which are incorporated in the Netherlands, Germany and Cyprus, respectively. Gazprom Finance B.V. was established in February 1999 for the purpose of obtaining financing for the Group outside Russia. ZGG acts as the holding company for the Group's interests in a number of gas distribution, storage and transportation companies operating in Central Europe. Leadville Investments Limited was established in 2000 to manage the Group's investments in Russian media companies. Other companies are mainly involved in production, transportation and sale of gas.

Principal subsidiary undertakings, less than 100% owned

	Percent of share capital held as of 31 December	
	2001	2000
OAO Gazavtomatika	49	51
OAO Gazenergoservice	51	51
AB Gazprombank (ZAO)	98	97
OAO Gazsibcontract	96	51
ZAO Gerosgaz	51	51
ZAO Kostromatrubinvest	99	99
OAO Lebedinsky GOK	–	57
OAO AKB National Reserve Bank	40	40
OAO AK Sibur	51	–
ZAO AKB Sovfintrade	94	65
OAO Spetsgazavtotrans	51	51
OAO Volgogradneftemash	51	51
OAO Vostokgazprom	51	51
OAO Zapsibgazprom	34	34

In 2001 the Group's interest in OAO Gazavtomatika decreased from 51% to 49% as the Group did not participate in an additional share issue by OAO Gazavtomatika.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

25 SUBSIDIARY UNDERTAKINGS–(Continued)

In August 2001 the Group participated in the fourth stock issue of ZAO AKB Sovfintrade and as a result, the Group's interest in the bank's share capital increased from 65% to 94%, including 26% held by AB Gazprombank (ZAO).

As of 31 December 2001, the Group's interest in the equity capital of OAO AKB National Reserve Bank is 40%, in OAO Zapsibgazprom – 34% and OAO Gazavtomatika – 49%. However, due to the fact that the Group continued to exercise control over activities of the above companies, they were still considered as subsidiaries.

Acquisition of OAO AK SIBUR

In January 2001 the Group acquired 51% of the voting shares of OAO AK Sibur. OAO AK Sibur is a leading seller of petrochemical products in Russia, it is also involved in light hydrocarbons processing. The consideration of RR 2,619 was settled by a combination of cash, promissory notes of Group companies and other securities.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:

Cash paid	750
Promissory notes of Group companies	1,185
Shares in other investments	684
Total purchase consideration	2,619
Fair value of identifiable net assets acquired	(982)
Goodwill	1,637

Other than for short-term investments, the fair value of the net assets approximated the book value of the net assets acquired.

The net cash flow arising from the acquisition is as follows:

Total purchase consideration	2,619
Less:	
Cash and cash equivalents acquired	(1,042)
Promissory notes of the Group companies	(1,185)
Shares in other investments	(684)
Net cash received on acquisition	(292)

OAO AK Sibur is one of the founders of OAO Gazsibcontract with a 45% interest in the charter capital. As a result of acquiring OAO AK Sibur the Group's effective share in the charter capital of OAO Gazsibcontract increased from 51% to 74%.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

25 SUBSIDIARY UNDERTAKINGS–(Continued)

In December 2001 the Group subsidiary OAO AK Sibur purchased interests in the following companies:

Companies (subsidiaries and associated undertakings)	Purchased interest as of 31 December 2001 (%)
OAO Kemerovsky Azot	75
OAO Kautchuk	100
OAO Uralorgsintez	51
OAO Volzhsky AKZ	51
OAO Sibur-Tyumen	42
OAO Stirol	42

Interests in the above companies, all of which are involved in the petrochemical industry in the Russian Federation, were purchased from OOO IT. Total fair value of consideration paid to OOO IT was RR 6,491, of which RR 3,691 was attributable to acquired subsidiaries. The Group management is currently unable to assess whether the transaction with OOO IT is a related party transaction or if OOO IT is a related company to former management of OAO AK Sibur.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:

Promissory notes of OAO AK Sibur's related parties and contractors at fair value	3,691
Total purchase consideration	3,691
Less fair value of identifiable net assets acquired	(1,252)
Goodwill at acquisition	2,439
Less goodwill impaired	(2,439)
Unamortised goodwill as of 31 December 2001	–

Lebedinsky GOK

In January 2001 the Group exchanged a 57% interest in Lebedinsky GOK and a 17% interest in Oskolsky EMK for a 48% interest in ZAO Gazmetall. ZAO Gazmetall is a metallurgical holding company with controlling interests in Lebedinsky GOK and Oskolsky EMK. As the Group intends to sell its shares of ZAO Gazmetall, the investment has been classified as an available-for-sale investment. During the third quarter of 2001 management revalued the investment in ZAO Gazmetall to its estimated current market value of RR 2,000, recognising the net effect of revaluation in gains and losses on available-for-sale securities in the consolidated statement of operations (See Note 7). In March 2002 the Group made an agreement to sell its 48% interest in ZAO Gazmetall for USD70 million. In accordance with the agreement the buyer of the above shares is OAO Oskolsky Metallurgical Plant, a subsidiary of ZAO Gazmetall.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

25 SUBSIDIARY UNDERTAKINGS–(Continued)

Minority interest

	Year ended 31 December	
	2001	2000
Minority interest at the beginning of the reporting period	10,355	8,819
Minority interest share of net profit of subsidiary undertakings	4,638	1,801
Change in minority interest as a result of acquisitions/(disposals)	111	(265)
Minority interest at the end of reporting period	15,104	10,355

26 RELATED PARTIES

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Government

The Government of the Russian Federation, the principal shareholder of the Group, owns approximately 38.37% of the issued shares of the Group. Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

As a condition of privatisation in 1992, the Government imposed an obligation on the Group to provide an uninterrupted supply of gas to customers in the Russian Federation at government controlled prices.

Directors' remuneration

The Company paid to members of the Board of Directors and Management Committee remuneration (salary and bonuses) of approximately RR 73 and RR 67 for the years ended 31 December 2001 and 2000, respectively. The remuneration of members of the Board of Directors is subject to approval by the General shareholders meeting. Compensation paid to members of the Management Committee is determined by the terms of annual employment contracts.

Associated undertakings

Included within associated undertakings (see Note 11) is the loan receivable from EuRoPol GAZ S.A., in the amount of RR 27,030 and RR 27,855 as of 31 December 2001 and 2000, respectively, issued by AB Gazprombank (ZAO), a subsidiary of the Group, at an interest rate of LIBOR + 2.6 %. Also included within associated undertakings (see Note 11) are USD denominated receivables from EuRoPol GAZ S.A. as a component of the carrying amount of RR 10,854 and RR 14,405 as of 31 December 2001 and 2000, respectively.

Also included within associated undertakings (see Note 11) is a loan receivable from WINGAS GmbH, in the amount of RR 11,928 and RR 15,399 as of 31 December 2001 and 2000, respectively. The interest rates vary for different loan tranches. As of 31 December 2001 the aggregate effective interest rate for the loan receivable from WINGAS GmbH was LIBOR + 2.17%.

Included within accounts receivable (see Note 8) are accounts receivable from Group associates (excluding EuRoPol GAZ S.A.) in the amount of RR 29,016 and RR 13,140 as of 31 December 2001 and 2000, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

26 RELATED PARTIES–(Continued)

During periods ended 31 December 2001 and 2000 the Group recorded sales of gas to its associates in the amount of RR 72,407 and RR 64,669, respectively.

Gas is sold to associates, except for that sold to AO Moldovagaz, on the basis of long-term contracts, at index prices based on world oil and gas prices. Gas prices per thousand cubic meters for such sales ranged from USD 75 to USD 144 and from USD 64 to USD 133 in the year ended 31 December 2001 and 2000, respectively. Gas is sold to AO Moldovagaz based on annual contracts with fixed prices. Prices of gas per thousand cubic meters sold to Moldova amounted to USD80 in the year ended 31 December 2001 and 2000, respectively.

The Group's impairment provision on accounts receivable included RR 12,490 and RR 14,100 in respect of amounts due from AO Moldovagaz as of 31 December 2001 and 2000, respectively.

In addition, the Group purchased gas transportation services from certain of the associated undertakings, principally EuRoPol GAZ S.A., which amounted to RR 8,738 and RR 10,166 for the year ended 31 December 2001 and 2000, respectively. The cost of these services was determined based on prices of gas sold to these companies.

As of 31 December 2001, the Group had accounts payable as contribution to charter capital due to ZAO Armrosgazprom of USD 126 million (RR 3,798). The Group expects to pay its contribution into the charter capital of ZAO Armrosgazprom by July 2002, the date established under legislation of the Armenian Republic as the deadline for shareholders to settle their obligations.

OAO AK Sibur

Set out below is condensed financial statement information for OAO AK Sibur as of and for the year ended 31 December 2001, before Group intercompany eliminations and adjustments for minority interests:

	As of 31 December 2001
Non-current assets	6,670
Current assets	20,102
Non-current liabilities	(4,300)
Current liabilities	(40,017)
Net liabilities	(17,545)

	Years ended 31 December 2001
Sales	49,694
Operating expenses	(57,935)
Net loss	(20,590)

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

26 RELATED PARTIES–(Continued)

Operating expenses include:	Years ended 31 December 2001
Materials	16,514
Purchases and processing of refined products	14,945
External processing of refined products	10,941
Provision for impairment and write-off of other long-term assets	5,189
Impairment provision for accounts receivable and debts written off	5,147
Purchased gas	2,679
Other	2,520
	57,935

A substantial portion of OAO AK Sibur's transactions were executed with related parties. OAO AK Sibur's related party transactions included those with its associated undertakings and the following companies:

ZAO Gazoneftekhimicheskaya Companya
Megler Group
OAO Omskshina
Petrochemical Holding AG
OAO Salavatnefteorgsintez
OAO Tobolskiy NKhK
OAO Tomsky NKhZ
OAO Voronezhsyntezkauchuk
OAO Yaroslavskiy Shinniy Zavod

In the first quarter of 2002 external supervision has been introduced in respect of OAO AK Sibur under decision of the arbitration court. The arbitration court has cancelled the decision on placement of additional stock issue as a result of which OAO Gazprom could have lost control over OAO AK Sibur. OAO Gazprom maintains control over OAO AK Sibur.

OAO Stroytransgaz

In the normal course of business, the Group enters into transactions with OAO Stroytransgaz for the construction of pipelines in the Russian Federation on the basis of the results of tenders. During the years ended 31 December 2001 and 31 December 2000 certain representatives of the Group Board of Directors and members of their families owned significant shareholdings in OAO Stroytransgaz.

OAO Stroytransgaz rendered construction services for the Group in the amounts of RR 41,135 and RR 28,141 for the year ended 31 December 2001 and 2000, respectively. As of 31 December 2001 and 31 December 2000, the Group had advances and receivables due from OAO Stroytransgaz in the amounts of RR 7,390 and RR 2,015, respectively. As of 31 December 2001 and 31 December 2000, the Group had accounts payable to OAO Stroytransgaz in respect of construction of RR 16,166 and RR 10,826, respectively. Included within other long-term assets is a receivable due from OAO Stroytransgaz in connection with finance arrangements for construction for the Group undertaken by OAO Stroytransgaz in the amount of RR 3,518 and RR 6,944 as of 31 December 2001 and 31 December 2000.

AEB

In 2001 and 2000 the Group raised short-term loans from AEB, an associated undertaking of AB Gazprombank (ZAO), for the total amount of RR 2,939 (11.0% — 14.8% p.a.) and RR 2,923 (12.5% p.a.), respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

26 RELATED PARTIES–(Continued)

OOO Interprokom

During the years ended 31 December 2001 and 2000, respectively, certain members of the families of certain members of the Board of Directors of the Company owned significant interests in OOO Interprokom.

OOO Interprokom acts as an agent for the Group in the acquisition of equipment and is remunerated for those services based on a fixed commission percentage. OOO Interprokom acted as an agent in the Group's acquisition of RR 10,086 and RR 5,482 of equipment year ended 31 December 2001 and 2000, respectively. As of 31 December 2001 and 2000, the Group had advances and receivables due from OOO Interprokom in the amount of RR 565 and RR 2,910, respectively. Commission paid to OOO Interprokom amounted to RR 93 and RR 72 for year ended 31 December 2001 and 2000, respectively. As of 31 December 2001 and 2000, the Group had accounts payable to OOO Interprokom in respect of equipment supplies of RR 7,564 and RR 6,050, respectively.

AB Gazprombank (ZAO), the Group's principal banking subsidiary, had outstanding import letters of credit issued on behalf of OOO Interprokom and sub-contractors of OOO Interprokom in the amount of RR 8,470 and RR 9,630 as of 31 December 2001 and 2000 and, respectively. These import letters of credit are issued to third party suppliers in connection with the purchase of equipment by OOO Interprokom on behalf of the Group.

27 COMMITMENTS AND CONTINGENCIES

Operating environment

The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in the Russian Federation. Due to the capital-intensive nature of the industry, the Group is also subject to physical risks of various kinds. The nature and frequency of these developments and events associated with these risks as well as their effect on future operations and earnings, are not predictable.

Legal proceedings

The Group is a party to certain legal proceedings arising in the ordinary course of business. Additionally, the Group is subject to various environmental laws regarding handling, storage, and disposal of certain products and is subject to regulation by various governmental authorities. In the opinion of management, there are no current legal proceedings or other claims outstanding which could have a material adverse effect on the result of operations or financial position of the Group.

Taxation

Tax legislation in the Russian Federation is subject to varying interpretations and frequent changes. Further, the interpretation of tax legislation by tax authorities of as applied to the transactions and activity of the Group may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Group may be assessed additional taxes, penalties and interest, which can be significant. Under Russian legislation, penalties are levied at 20% of the tax amount underpaid and interest is charged at a rate of 1/300 of the refinancing rate of the Central Bank of the Russian Federation per day (see Note 14). The Group's tax records remain open to review by the tax and customs authorities with respect to tax liabilities for three years.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

27 COMMITMENTS AND CONTINGENCIES–(Continued)

In June 2002, the tax authorities completed an audit of the accrual and payment of natural gas excise tax by OAO Gazprom covering the period from 1 January 1999 to 30 June 2001. Following the completion of this excise tax audit, the tax authorities issued a tax act to OAO Gazprom. In accordance with estimations of the tax authorities included within the tax act, the amount of additional potential excise tax due is RR 19,037, exclusive of penalties and interest. The major part of this amount relates to the tax audit's interpretation of the method of determination of gas volumes exempt from excise tax under Russian tax law. OAO Gazprom management intends to dispute the total amount of the tax authorities' claim in court as it does not comply with the tax legislation. Accordingly no accrual has been recorded. Management does not believe that the financial effect of this contingency will be material to the Group.

Group changes

The Group is continuing to undergo significant restructuring and reform initiatives and the future direction and effects of such reforms are the subject of political considerations. Potential reforms in tariff setting policies, settlements of outstanding debts by governmental entities, and other government initiatives could each have a significant, but undeterminable, effect on enterprises operating in the Group.

Environmental matters

The Group periodically evaluates its obligations under environmental regulations. Potential liabilities which might arise as a result of stricter enforcement of existing regulations, civil litigation or changes in legislation or regulation cannot be estimated, but could be material. In the current enforcement climate, under existing legislation, management believes that there are no significant liabilities for environmental damage, other than amounts that have been accrued in the consolidated financial statements.

Social commitments

The Group significantly contributes to the maintenance and upkeep of the local infrastructure and the welfare of its employees in the areas of its production, including contributions toward the construction, development and maintenance of housing, hospitals, transport services, recreation and other social needs in the geographical areas in which it operates.

Financial guarantees

The Group had outstanding issued guarantees to third parties in the amount of RR 69,739 and RR 59,351 (including guarantees denominated in USD of USD 2,502 million and USD 1,659 million) as of 31 December 2001 and 2000, respectively.

Management believes that the Group will be required to settle certain of the obligations under the guarantees issued. Provisions of RR nil and RR 10,352 were recorded within provisions for liabilities and charges as of 31 December 2001 and 2000, respectively, in respect of the outstanding issued guarantees.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

27 COMMITMENTS AND CONTINGENCIES–(Continued)

Notes		Year ended 31 December	
		2001	2000
	Outstanding guarantees issued on behalf of :		
	BSPC	19,015	–
	Interconnector (UK) Limited	33,154	33,460
11	ZAO Media-Most	–	8,749
	Itera Group companies	3,897	5,617
	OAO AK Sibur	–	5,397
	Other	13,673	6,128
		69,739	59,351
19	Less: provisions for guarantees	(–)	(10,352)
		69,739	48,999

In April 2000, credit facilities were provided to BSPC, an associated undertaking (see Note 11), by a group of Italian and Japanese banks for the amount of RR 61,877 (USD 2,053 million) for the construction of the offshore portion of the Blue Stream pipeline. In 2001, the Group was obligated to provide guarantees on behalf of BSPC in respect of RR 35,776 (USD 1,187) related to these credit facilities. As of 31 December 2001 BSPC had used RR 33,934 (USD 1,126 million) of the credit facilities of which RR 19,015 (USD 631 million) was guaranteed by the Group, pursuant to its obligation.

The Group provided guarantees on behalf of Interconnector (UK) Limited in connection with equipment and fixed assets leased for the construction of the Interconnector gas pipeline linking the United Kingdom to Continental Europe. The Group has a 10% interest in Interconnector (UK) Limited.

In July 2001 ZAO Media-Most defaulted on a payment obligation of RR 8,749 under a loan agreement. This balance was settled by the Group in accordance with a loan guarantee agreement. The terms of the guarantee agreement provided for collateral in respect of the guarantee in the form of a 19% interest in NTV and a 25% interest in a number of other ZAO Media-Most operating companies.

As of 31 December 2001 the Group held a 65% interest in NTV and 50% plus one share interest in a number of ZAO Media-Most operating companies. These interests are included in short-term available-for-sale investments as the Group does not view investments in these companies as long-term investments and intends to sell its interest in these companies.

Line "Other" includes mainly guarantees issued by subsidiaries under contracts for purchasing equipment, construction and installation works. As of 31 December 2001 this balance includes guarantees issued by OAO AK Sibur to third parties of RR 6,709.

Capital commitments

In the normal course of business, the Group has entered into contracts for the purchase of property, plant and equipment. The Board has approved a capital expenditure budget for 2002 of RR 140,800 including RR 55,666 in respect of capital expenditures related to the Yamal project (that includes, in particular, construction of the Yamal-Europe pipeline).

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

27 COMMITMENTS AND CONTINGENCIES–(Continued)

Supply commitments

The Group has entered into long-term supply contracts for periods ranging from 5 to 20 years with various companies operating in Europe. The volumes and prices in these contracts are subject to change due to various contractually defined factors. As of 31 December 2001 no loss is expected to result from these long-term commitments.

28 POST BALANCE SHEET EVENTS

Financial investments

In March 2002 a consortium of the German gas company Ruhrgas and French gas company Gaz de France acquired a 49% interest in Slovensky Plynarensky Priemysel (SPP) for USD 2,700 million. SPP is the State gas company in Slovakia involved in gas production and transportation. Under an agreement with the consortium, the Group has the ability to purchase an interest from the consortium before 31 March 2004.

In connection with changes in RF Federal law No.208-FZ of 26 December 1995 "On Joint Stock Companies", effective from 1 January 2002, the Group was not able to exercise its conversion rights on preference shares in OAO AKB National Reserve Bank. The Group has, therefore, lost the opportunity to obtain voting rights on these shares and no longer exercises control over the activities of the bank (see Note 25). In June 2002, the Board of Directors approved the sale of the Group's interest in OAO AKB National Reserve Bank.

In April 2002 the Federal Securities Commission cancelled the registration of additional stock issued by OAO Zapsibgazprom, a subsidiary of the Group. As a result, the Group increased its interest in the charter capital of OAO Zapsibgazprom to 51%. At present, at the Group's initiative, external supervision has been introduced in respect of OAO Zapsibgazprom under decision of the arbitration court.

In the second quarter of 2002 the Federal Securities Commission cancelled the registration of additional stock issued by OAO Severneftegazprom, which if not cancelled would have reduced the Group's interest in the company's charter capital to 20%. As a result, the Group's interest in the charter capital of OAO Severneftegazprom is 49%.

In April 2002, the Group completed the repurchase of 32% of the shares in ZAO Purgas from Itera pursuant to the repurchase option provided by a share purchase agreement dated 10 February 1999. As a result Group's interest in ZAO Purgas rose from 19% to 51%. ZAO Purgas has a licence for the development of the Gubkinskoye gas field in western Siberia. In connection with the acquisition of these ZAO Purgas shares, the Group paid Itera RR 32 thousand and financed ZAO Purgas repaying RR 5,800 of financing provided by Itera to ZAO Purgas to finance development work.

In April 2002, the shareholders of EuRoPol GAZ s.a., an associated company of the Group, agreed to increase the charter capital of the company. The decision is aimed at providing additional financing for the further construction of the Polish section of the Yamal – Europe pipeline. The amount and timing of the additional contribution into charter capital is under consideration by the shareholders.

During the first quarter of 2002, the Group increased its interest in the majority of the regional companies, in which it held investments, from less than 20% to 51%. These companies are involved in the distribution of gas in Russia (see Note 21).

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2001)

28 POST BALANCE SHEET EVENTS–(Continued)

Borrowings

During the first quarter of 2002 the Group signed an additional agreement of USD 50 million for a five-year period with a consortium led by Moskovsky Narodny Bank Ltd. (interest rate LIBOR +3.75%), a loan agreement of USD 300 million for a six year period with a consortium led by Bayerische Hupo und Ferajnsbank AG (interest rate LIBOR + 3.75%), loan agreements of USD 150 million with Deutsche Bank AG (London) for a one year period (interest rate – 9.5%) and of USD 50 million with the AEB bank for a one year period (interest rate – 8.5%).

During the second quarter of 2002 the Group signed additional loan agreement of USD 200 millions for a two-year period with ABN AMRO Bank N.V. (interest rate – LIBOR+6.15%) and a loan agreement of USD 250 million for a six-year period with a consortium led by Societe Generale (interest rate – LIBOR+3.65%).

In April 2002 the Group issued USD 500 million of Loan Participation Notes due 2007 with an interest rate of 9.125%.

Changes in the profit taxation

Chapter 25 “Profit Tax” of the Russian Federation Tax Code became effective since 1 January 2002.

Among other changes the profit taxation procedure has been changed as follows:

- reduced tax rate;
- elimination of the majority of allowances;
- recognition of sales revenue for tax purposes on an accrual basis.
- different depreciation rates for different groups of fixed assets;

Currently it is impossible to accurately assess the impact of the changes in the taxation procedure on the financial position and financial results of the Group.

Starting from 1 January 2002 the Group has been implementing the required tax accounting policy which provides separate accounting for tax liabilities and settlements with the budget in accordance with requirements of Chapter 25 of the Tax Code of the Russian Federation.

Changes in taxation of mineral resources

Effective 1 January 2002, royalty, mineral restoration tax and oil condensate have been replaced with a mineral severance tax, which will be imposed at the rate of 16.5% of the value of gas and RR 340 per ton of oil and gas condensate produced. The latter rate is subject to adjustments depending on fluctuations of oil price and the RR exchange rate.

OAO GAZPROM
INVESTOR RELATIONS

The Company may be contacted at its registered office:

OAO Gazprom
Nametkina str., 16
V-420, GSP-7, 117997, Moscow
Russia

Telephone: (7 095) 719 3001
Facsimile: (7 095) 719 8333, 719 8335
www.gazprom.ru

THE COMPANY

Open Joint Stock Company
Gazprom
16 Nametkina Street
117884 Moscow

FINANCIAL ADVISER TO THE COMPANY

Investment Company Horizon
16 Nametkina Street
117884 Moscow

AUDITOR TO THE COMPANY

PricewaterhouseCoopers
Kosmodamianskya Nab.52, Bld.5
1105054 Moscow

THE BANK

Salomon Brothers AG
Frankfurter Welle,
Reuterweg 16
60323 Frankfurt am Main

TRUSTEE

The Bank of New York
One Canada Square
London E14 5AL

PRINCIPAL PAYING AGENT

The Bank of New York
One Canada Square
London E14 5AL

REGISTRAR AND PAYING AGENT

The Bank of New York
21 Floor West
101 Barclay Square
New York, NY 10286

PAYING AGENT AND TRANSFER AGENT

Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg

LEGAL ADVISERS

To the Company
As to Russian law

Cleary, Gottlieb, Steen & Hamilton
CGS&H Limited Liability Company
Paveletskaya Square 2/3
115054 Moscow
Russia

To the Managers and the Trustee

as to English law
Linklaters
One Silk Street
London EC2Y 8HQ

as to Russian law
Linklaters CIS
Tsvetnoy Boulevard 25/3
127051 Moscow

To the Bank
as to German law

Cleary, Gottlieb, Steen & Hamilton
Main Tower
Neue Mainzer Strasse 52
60311 Frankfurt am Main

LISTING AGENT

Kredietbank S.A. Luxembourg
43, Boulevard Royal
L-2955 Luxembourg

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Blue Stream Project. Onshore Pipeline Construction

printed by **eprint*financial*.com**
tel: + 44 (0) 20 7613 1800 document number 2146

Preliminary Offering Circular dated February 14, 2003



Open Joint Stock Company Gazprom

U.S.$●

● per cent.

Loan Participation Notes due 2013

issued by, but without recourse to, Morgan Stanley Bank AG
for the purpose of financing a loan to

Open Joint Stock Company Gazprom
Issue Price: 100%

Morgan Stanley Bank AG (the "Bank") is issuing an aggregate principal amount of U.S.$ ● ● per cent. Loan Participation Notes due 2013 (the "Notes") for the sole purpose of financing a ten-year loan (the "Loan") to OAO Gazprom (the "Borrower," "Gazprom" or the "Company"), pursuant to a loan agreement dated ● 2003 (the "Loan Agreement") between the Bank and the Borrower. Subject as provided in the Trust Deed (as defined herein) the Bank will charge by way of first fixed charge as security for its payment obligations in respect of the Notes its rights and interests as lender under the Loan Agreement to The Bank of New York as trustee (the "Trustee"), for the benefit of the holders of the Notes (the "Noteholders") and will assign its administrative rights under the Loan Agreement to the Trustee (the "Loan Administration Assignment").

In each case where amounts of principal, interest and additional amounts (if any) are stated to be payable in respect of the Notes, the obligation of the Bank to make any such payment shall constitute an obligation only to account to the Noteholders, on each date upon which such amounts of principal, interest and additional amounts (if any) are due in respect of the Notes, for an amount equivalent to all principal, interest and additional amounts (if any) actually received by or for the account of the Bank pursuant to the Loan Agreement. The Bank will have no other financial obligation under the Notes. **Noteholders will be deemed to have accepted and agreed that they will be relying solely and exclusively on the credit and financial standing of the Borrower in respect of the financial servicing of the Notes.**

Interest on the Notes will be payable semi-annually in arrear on ● and ● in each year commencing on ● 2003 as described under "Terms and Conditions of the Notes—Interest." The Notes will bear interest of ● % per annum.

The issue price of the Notes is 100% of their principal amount.

Except as set forth herein (see "Taxation"), payments in respect of the Notes will be made without any deduction or withholding for or on account of taxes of the Russian Federation or the Federal Republic of Germany. The Loan may be prepaid at its principal amount, together with accrued interest, at the option of the Borrower upon the Borrower or the Bank being required to deduct or withhold any such Russian or German taxes from payments to be made by them in respect of the Notes or pursuant to the Loan Agreement, or following enforcement of the security created in the Trust Deed and upon the Borrower or the Trustee being required to deduct or withhold any taxes of the Russian Federation or the jurisdiction in which the Trustee is then resident. The Loan may also be prepaid if it becomes unlawful for the Loan or the Notes to remain outstanding, as set out in the Loan Agreement, and thereupon (subject to the receipt of the relevant funds from the Borrower) the principal amount of all outstanding Notes will be prepaid by the Bank, together with accrued interest.

AN INVESTMENT IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

The Notes and the Loan (collectively, the "Securities") have not been, and will not be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and, subject to certain exceptions, may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons. The Notes will be offered and sold (i) within the United States to qualified institutional buyers (as defined in Rule 144A under the Securities Act ("Rule 144A")) that are also qualified purchasers as defined in Section 2(a)(51) of the U.S. Investment Company Act of 1940 (the "Investment Company Act") in reliance on the exemption from registration provided by Rule 144A (the "Rule 144A Notes"); and (ii) to certain persons in offshore transactions in reliance on Regulation S under the Securities Act (the "Regulation S Notes"). The Bank has not been and will not be registered under the Investment Company Act. The Notes are being sold in reliance on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Application has been made to list the Notes on the Luxembourg Stock Exchange. Application has also been made for the Rule 144A Notes to be designated as eligible for trading in the Private, Offering, Resale and Trading through Automated Linkages ("PORTAL") System of the National Association of Securities Dealers, Inc.

The Regulation S Notes and the Rule 144A Notes will be offered and sold in denominations of U.S.$10,000 or integral multiples thereof except that no Rule 144A Note will be issued in an amount less than U.S.$100,000. The Regulation S Notes will be evidenced by a global Note (the "Regulation S Global Note"), without interest coupons, which will be registered in the name of The Bank of New York Depositary (Nominees) Limited as nominees of, and deposited on or about ● 2003 (the "Closing Date") with The Bank of New York, as common depositary for European Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, societé anonyme ("Clearstream, Luxembourg"). The Rule 144A Notes will be evidenced by a global Note (the "Rule 144A Global Note" and, together with the Regulation S Global Note, the "Global Notes"), without interest coupons, which will be registered in the name of Cede & Co. as nominee for, and deposited on or about the Closing Date with The Bank of New York, as custodian for The Depositary Trust Company ("DTC"). Ownership interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC, Euroclear, Clearstream, Luxembourg and their respective participants. Notes in definitive form will be issued only in limited circumstances.

Joint Lead Managers

Dresdner Kleinwort Wasserstein | **Morgan Stanley**

The date of this offering circular is ● 2003

Gazprom, having made all reasonable enquiries, confirms that (i) this offering circular contains all information with respect to Gazprom, Gazprom and its subsidiaries taken as a whole (the "Group"), the Loan Agreement and the Notes that is material in the context of the issue and offering of the Notes; (ii) the statements contained in this offering circular relating to Gazprom and the Group are in every material particular true and accurate and not misleading; (iii) the opinions, expectations and intentions expressed in this offering circular with regard to Gazprom and the Group are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions; (iv) there are no other facts in relation to Gazprom, the Group, the Loan Agreement or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this offering circular misleading in any material respect; and (v) all reasonable enquires have been made by Gazprom to ascertain such facts and to verify the accuracy of all such information and statements. Gazprom accepts responsibility accordingly. Morgan Stanley & Co. International Limited ("MSIL") accepts responsibility for all information with respect to the Bank.

This offering circular does not constitute an offer of, or an invitation by or on behalf of the Bank, Gazprom or the Managers to subscribe or purchase, any Notes. The distribution of this offering circular and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this offering circular comes are required by Gazprom, the Bank and the Managers to inform themselves about and to observe any such restrictions. None of the Bank, Gazprom or the Managers has authorized any offer of Notes to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"). Notes may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the Regulations or are otherwise in compliance with all applicable provisions of the Regulations. For a description of certain further restrictions on offers and sales of Notes and distribution of this offering circular, see "Subscription and Sale" below.

No person is authorized to provide any information or to make any representation not contained in this offering circular and any information or representation not so contained must not be relied upon as having been authorized by or on behalf of the Gazprom, the Bank, the Trustee, or the Managers. The delivery of this document at any time does not imply that the information contained in it is correct as at any time subsequent to its date.

In connection with this issue, ● or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on ● or any agent of it to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

The information contained in this document has not been reviewed by the U.S. Securities and Exchange Commission (the "SEC"). Should we file a registration statement in the future, the SEC would require modification or reformulation of the information contained in this document, including in particular the information about our hydrocarbon reserves.

NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS MADE BY THE MANAGERS AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION SET FORTH IN THIS DOCUMENT, AND NOTHING CONTAINED IN THIS DOCUMENT IS, OR SHALL BE RELIED UPON AS, A PROMISE OR REPRESENTATION, WHETHER AS TO THE PAST OR THE FUTURE. NONE OF THE MANAGERS ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THE INFORMATION SET FORTH IN THIS DOCUMENT. EACH PERSON CONTEMPLATING MAKING AN INVESTMENT IN THE NOTES MUST MAKE ITS OWN INVESTIGATION AND ANALYSIS OF THE CREDITWORTHINESS OF GAZPROM AND THE BANK AND ITS OWN DETERMINATION OF THE SUITABILITY OF ANY SUCH INVESTMENT, WITH PARTICULAR REFERENCE TO ITS OWN INVESTMENT OBJECTIVES AND EXPERIENCE, AND ANY OTHER FACTORS WHICH MAY BE RELEVANT TO IT IN CONNECTION WITH SUCH INVESTMENT.

None of Gazprom, the managers or any of their respective representatives is making any representation to any offeree or purchaser of the Notes offered hereby regarding the legality of an investment by such offeree or purchaser under appropriate legal investment or similar laws. Each investor should consult with his own advisors as to the legal, tax, business, financial and related aspects of purchase of the Notes.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT, OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

ENFORCEABILITY OF JUDGMENTS

We are an open joint-stock company incorporated under the laws of the Russian Federation and most of our assets are currently located outside the United States and the United Kingdom. In addition, all of our directors and executive officers are residents of countries other than the United States and the United Kingdom. As a result, it may not be possible for you to:

- effect service of process within the United States or the United Kingdom upon any of our directors or executive officers named in this offering circular; or
- enforce, in the U.S. or English courts, judgments obtained in U.S. or English courts against us or any of our directors and executive officers named in this offering circular in any action, including actions under the civil liability provisions of the U.S. securities laws.

In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the U.S. securities laws.

Judgments rendered by a court in any jurisdiction outside the Russian Federation will be recognized by courts in Russia only if an international treaty providing for the recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered. No such treaty exists between the United States and the Russian Federation or the United Kingdom and the Russian Federation for the reciprocal enforcement of foreign court judgments.

The Trust Deed is governed by English law and provides for disputes, controversies and causes of action brought by any party thereto against us to be settled by arbitration in accordance with the Rules of the London Court of International Arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards. However, it may be difficult to enforce arbitral awards in the Russian Federation due to:

- the inexperience of the Russian courts in international commercial transactions;
- official and unofficial political resistance to the enforcement of awards against Russian companies in favor of foreign investors; and
- the inability of Russian courts to enforce such orders, and corruption.

TABLE OF CONTENTS

In this document, the terms "Company," "we," "us" and "our" refer to OAO Gazprom and its subsidiaries, unless the context otherwise requires. The term "western Europe" refers to the countries of Andorra, Austria, Belgium, Cyprus, Denmark, Finland, France, Germany, Greece, Greenland, Iceland, Republic of Ireland, Italy, Liechtenstein, Luxembourg, Malta, Monaco, The Netherlands, Norway, Portugal, San Marino, Spain, Sweden, Switzerland, Turkey and the United Kingdom. The term "central and eastern Europe" refers to the countries of Bosnia, Bulgaria, Croatia, Czech Republic, Former Yugoslav Republic of Macedonia ("FYROM"), Hungary, Poland, Romania, Slovakia, Slovenia and Yugoslavia. The term "FSU" refers to the countries of Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

We measure our gas condensate and crude oil in metric tons. This document contains conversions of certain volumes from tons into barrels solely for the convenience of the reader. The conversion of volumes from metric tons to barrels varies at each of our fields due to different geological conditions. In this document, however, we use a conversion rate for all conversions of tons to barrels of one ton = 7.33 barrels. This document also contains conversions of cubic meters of natural gas and barrels of gas condensate and crude oil into barrels of oil equivalent solely for the convenience of the reader. In this document, we use a conversion rate for all conversions of one cubic meter of natural gas = 5.885 barrels of oil equivalent, one barrel of gas condensate = one barrel of oil equivalent and one barrel of crude oil = one barrel of oil equivalent.

Information contained under the heading "Overview of the Russian Gas Industry and its Regulation" includes extracts from information and data publicly released by official and other sources, and we accept responsibility for accurately reproducing such information and data but accept no further responsibility in respect of such information and data.

In this document, references to "roubles" and "RR" are to the lawful currency for the time being of the Russian Federation, references to "U.S. dollars," "dollars," "U.S.$" and "$" are to the lawful currency for the time being of the United States of America and references to "euro" are to the currency introduced at the start of the third stage of European economic and monetary union. This document contains conversions of certain amounts into dollars at specified rates solely for the convenience of the reader. The U.S. dollar amounts have been translated

from the RR amounts at the rate of RR31.64 = U.S.$1.00, which is the rate published by the Central Bank of Russia on September 30, 2002. With effect from January 1, 1998, the rouble was redenominated, with one new rouble being set equal to one thousand old roubles. All references herein to amounts in "roubles" are references to new roubles, and any rouble amounts relating to the period prior to January 1, 1998 have been restated in new roubles. No representation is made that the rouble or dollar amounts referred to herein could have been or could be converted into roubles or dollars, as the case may be, at these rates, at any particular rate or at all.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are not historical facts and are "forward-looking." This document contains certain forward-looking statements in various locations, including, without limitation, under the headings "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." We may from time to time make written or oral forward-looking statements in reports to shareholders and in other communications. Examples of such forward-looking statements include, but are not limited to:

- statements of our plans, objectives or goals, including those related to products or services;
- statements of future economic performance; and
- statements of assumptions underlying such statements.

Forward-looking statements that may be made by us from time to time (but that are not included in this document) may also include projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios.

Words such as "believes," "anticipates," "expects," "estimates," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should be aware that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

- inflation, interest rate and exchange rate fluctuations;
- the price of natural gas;
- the effects of, and changes in, the policy of the government of the Russian Federation (the "Government");
- the effects of competition in the geographic and business areas in which we conduct operations;
- the effects of changes in laws, regulations, taxation or accounting standards or practices;
- our ability to increase market share for our products and control expenses;
- acquisitions or divestitures;
- technological changes;
- the effects of international political events on our business; and
- our success at managing the risks of the aforementioned factors.

This list of important factors is not exhaustive. When relying on forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environment in which we operate. Such forward-looking statements speak only as of the date on which they are made, and are subject to any continuing obligations under the Listing Rules of the Luxembourg Stock Exchange. Accordingly, we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. We do not make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

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SUMMARY

Overview

We are the world's largest natural gas company, and the world's largest publicly-traded hydrocarbons company, in terms of reserves, production and transportation. We supply substantially all of the natural gas consumed in Russia, approximately 50% of the natural gas consumed in the six FSU countries to which we export our natural gas—Belarus, Ukraine, Moldova, Lithuania, Estonia and Latvia—and approximately 26% of the natural gas consumed in Europe. For the year ended December 31, 2001, our net sales were RR683.9 billion (U.S.$21.6 billion) and our operating profit was RR197.7 billion (U.S.$6.2 billion). For the nine months ended September 30, 2002 and 2001, our net sales were RR420.4 billion (U.S.$13.3 billion) and RR510.3 billion (U.S.$16.1 billion), respectively, and our operating profit was RR94.8 billion (U.S.$3.0 billion) and RR166.1 billion (U.S.$5.3 billion), respectively. As of September 30, 2002, we had total assets of RR2,360 billion (U.S.$74.6 billion) and total shareholders' equity of RR1,642 billion (U.S.$51.9 billion).

Reserves. We estimate our reserves using Russian classifications and methodologies (the "Russian reserves system"), which differ significantly from internationally accepted classifications and methodologies developed by the Society of Petroleum Engineers and approved by the Joint Reserves Evaluation Committee ("SPE International Standards"), in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves. As of September 30, 2002, we had Russian reserves system A, B and C1 reserves (including that portion of reserves attributable to us through shareholdings in our subsidiaries, entities in which we hold less than 50% and joint ventures) of 28.4 tcm of natural gas, 1.3 billion tons (9.4 bbls) of gas condensate and 573.9 million tons (4.2 bbls) of crude oil, for a total of 180,992 mmboe. Most of our natural gas reserves are located in western Siberia and are tightly geographically concentrated. As of September 30, 2002, our three largest fields, Urengoiskoye, Yamburgskoye and Zapolyarnoye, all located in the Yamal-Nenets Region in western Siberia, accounted for 13.3 tcm of A, B and C1 natural gas reserves, or 46.8% of our total A, B and C1 natural gas reserves. The remainder of our reserves outside of western Siberia are located in the Barents Sea and southern Russia.

Since 1997, DeGolyer and MacNaughton, an independent U.S. petroleum engineering consulting firm, has been evaluating our reserves according to SPE International Standards. As of December 31, 2000, DeGolyer and MacNaughton had evaluated 18 fields, representing approximately 85%, 70% and 56% of our A, B and C1 reserves of natural gas, gas condensate and crude oil, respectively. See "Business—Reserves and Production." Based on this evaluation, we had proved reserves at these 18 fields as of December 31, 2000 of 17.0 tcm of natural gas, 286.2 million tons (2,098 mmbls) of gas condensate and 8.5 million tons (63 mmbls) of crude oil and probable reserves of 1.5 tcm of natural gas, 77.5 million tons (568 mmbls) of gas condensate and 98.8 million tons (724 mmbls) of crude oil. We believe that the 18 fields evaluated by DeGolyer and MacNaughton are likely to contain most of our reserves which would be deemed proved or probable upon a full evaluation of our upstream properties.

Exploration and Production. As of December 31, 2002, we held 18 licenses for exploration and assessment (without development rights) with terms of up to five years, 16 combined hydrocarbon exploration, assessment and production licenses with terms of 25 years and with remaining terms of between 18 and 25 years, and 77 production licenses with terms of 20 to 25 years and with remaining terms of between 13 and 20 years. In 2001, we produced 512.0 bcm of natural gas, 9.5 million tons (69.6 mmbls) of gas condensate and 704 thousand tons (5.2 mmbls) of crude oil, for a total of 3,088.3 mmboe as compared with 523.2 bcm of natural gas, 9.3 million tons (68.2 mmbls) of gas condensate and 719 thousand tons (5.3 mmbls) of crude oil, for a total of 3,153.0 mmboe in 2000. Our natural gas production represented approximately 88.1% of total natural gas production in Russia in 2001. Four of our production subsidiaries, Urengoigazprom, Yamburggazdobycha, Noyabrskgazdobycha and Nadymgazprom, produced 92.5% of our natural gas in 2001. During the nine months ended September 30, 2002, we produced 377.3 bcm of natural gas, 7.2 million tons (52.7 mmbls) of gas condensate and 523 thousand tons (3.8 mmbls) of crude oil, for a total of 2,277.2 mmboe compared with 371.0 bcm of natural gas, 7.1 million tons (51.7 mmbls) of gas condensate and 524.1 thousand tons (3.8 mmbls) of crude oil, for a total of 2,220.7 mmboe during the nine months ended September 30, 2001. The Zapolyarnoye field which came on stream in the third quarter of 2001, produced approximately 24.7 bcm of natural gas in the first nine months of 2002, accounting for approximately 6.5% of our total natural gas production in that period.

According to preliminary estimates, in 2002 we produced 521.9 bcm of natural gas, 9.9 million tons (72.6 mmbls) of gas condensate and 706 thousand tons (5.2 mmbls) of crude oil. Our production of natural gas in 2002 represented the first annual increase in our production since 1999.

Transportation. We own and operate Russia's Unified Gas Supply System (the "UGSS"), which gathers, processes, transports, stores and delivers substantially all the natural gas sold in Russia. The UGSS comprises the world's largest high-pressure trunk pipeline system, with a total length of over 155,000 km, 256 compressor stations and 23 underground natural gas storage facilities. We control and manage the transportation of gas in the UGSS network from our central dispatch management center, located in Moscow. We transported 590.3 bcm and 608.8 bcm of natural gas through the UGSS in 2001 and 2000, respectively, and 424.6 bcm and 422.3 bcm of natural gas in the nine months ended September 30, 2002 and 2001, respectively. Although we use most of the UGSS capacity for the transportation of the natural gas we produce, we also provide gas transportation services to third parties. Third-party use accounted for 12.9% and 15.4% of the total volume of natural gas supplied through the UGSS in 2001 and 2000, respectively, and 13.2% and 12.9% of the total volume of natural gas supplied through the UGSS in the nine months ended September 30, 2002 and 2001, respectively.

As discussed more fully below, beginning in the late 1990s, we began acquiring interests in regional gas distribution companies. The regional gas distribution companies own and operate medium- and low-pressure pipelines that transport gas to end consumers.

Processing and Refining. Our refining operations consist of the operations of our principal wholly owned refining facilities and our majority owned subsidiary Sibur, which substantially increased its operations only in the third quarter of 2002 after reaching an amicable agreement with its creditors and emerging from external supervision. For a discussion of Sibur, see "Business—Refining." Our wholly owned refining facilities process natural gas for pipeline transportation, stabilize gas condensate and refine natural gas, gas condensate and crude oil into refined products. The processing, stabilizing and refining of natural gas, gas condensate and crude oil is carried out by six integrated refineries that remove hazardous and corrosive substances from natural gas and gas condensate and produce a broad range of products. The refineries also stabilize and refine gas condensate and crude oil as a single crude oil and condensate mixture. Processed and refined products derived from natural gas include dry marketable natural gas, de-ethanized natural gas, liquefied natural gas, ethane, helium, sulfur and odorant. Stabilized and refined products derived from gas condensate and crude oil include stable gas condensate, gas condensate distillate, diesel fuel, furnace fuel oil and automobile gasoline. In 2001, we processed and refined 34.6 bcm of natural gas and 10.1 million tons (74.0 mmbls) of gas condensate and crude oil, for a total volume of 277.6 mmboe, compared to 35.3 bcm of natural gas, 9.3 million tons (68.2 mmbls) of gas condensate and crude oil, for a total volume of 276.0 mmboe in 2000. During the nine months ended September 30, 2002, we refined 25.1 bcm of natural gas, 7.5 million tons (55.0 mmbls) of gas condensate and crude oil, for a total volume of 202.7 mmboe, as compared with 25.9 bcm of natural gas, 7.5 million tons (55.0 mmbls) of gas condensate and crude oil, for a total volume of 207.4 mmboe in the nine months ended September 30, 2001. We also provide gas condensate refining services for third parties.

Exports. We export our natural gas through our wholly-owned trading subsidiary, Gazexport. We exported to Europe approximately 24.8% and 24.7% of the natural gas we produced in 2001 and 2000, respectively, and approximately 25.2% and 24.8% of the natural gas we produced in the nine months ended September 30, 2002 and 2001, respectively. Our exports to Europe also accounted for approximately 27.2% and 26.9% of the volume of natural gas we sold in 2001 and 2000, respectively, and 29.5% and 28.3% of the volume of natural gas we sold in the nine months ended September 30, 2002 and 2001, respectively. Net sales of natural gas to Europe accounted for 69.4% and 70.9% of our total net gas sales in 2001 and 2000, respectively, and 64.8% and 70.4% of our total net gas sales in the nine months ended September 30, 2002 and 2001, respectively. According to the statistical survey CEDIGAZ—"Natural Gas in the World—2001," Survey August 2002, we supplied 20.2% of the natural gas consumed in western Europe and 58.9% of the natural gas consumed in central and eastern Europe in 2001. Most of our exports are transported by pipeline through Ukraine and through the Yamal-Europe pipeline, part of which came on stream in 1999.

Domestic sales. We sell our products domestically through our wholly-owned subsidiary Mezhregiongaz and its 43 majority-owned regional marketing subsidiaries to large industrial consumers, to regional gas distribution companies and to household consumers. Historically, Mezhregiongaz sold natural gas to third-party regional gas distribution companies and to large industrial consumers. Beginning in the late 1990s, we began acquiring interests through debt for equity swaps in regional gas distribution companies that had failed to pay for the gas we sold them. We currently have controlling interests in 89, and non-controlling interests in an additional 84, of the 318 regional gas distribution companies in Russia. The regional gas distribution companies own and operate medium-and low-pressure pipelines that transport gas to end consumers. When we acquire controlling interests in the regional gas distribution companies, we are able to capture the transportation and regional energy sales tariffs that are payable to them in respect of the transportation services they provide.

We are beginning to implement a strategy to streamline our domestic marketing operations by removing Mezhregiongaz from our marketing chain and reassigning it primary responsibility to collect unpaid debts and develop our electronic trading market for gas. We believe that removing Mezhregiongaz from the marketing chain will result in cost and tax savings and increase the efficiency of our marketing.

New senior management. Our annual general shareholders' meeting in June 2001 began a process that has led to the replacement of substantially all of the senior management team that ran our business since the early 1990s. Our new senior management team devoted its attention first to familiarizing itself with our extensive operations and to intensifying our efforts to reacquire certain assets disposed of in prior years. Our senior management is now engaged in the development and implementation of our strategy, including initiatives relating to the disposition of non-core assets, cost reductions, debt reduction, priorities for the development of gas fields and infrastructure, and our relationship with the Government. See "Business—Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Relationship with the Government. The Russian Federation currently owns 38.37% of our charter capital, and representatives of the Government hold six of the 11 seats on our Board of Directors. Moreover, as of December 31, 2002, our subsidiaries held approximately 15.11% of our shares, which they are entitled to vote as owners. In addition, we are a "natural monopoly" under the Russian Federal Law "On Natural Monopolies" No. 147-FZ dated August 17, 1995. As a result, the Government regulates the prices we charge for gas in the domestic market, the tariffs we charge for the transportation of third parties' gas through the UGSS and other matters affecting our business. For example, we are required to have our budget, capital expenditure program and borrowing program approved by the Government. Through its share ownership, representation on our Board of Directors and role as our regulator, the Government has a strong influence over our operations. At the same time, we play a significant role in Russia's financial system and economy. According to the International Energy Agency—Russia Energy Survey, 2002, we accounted for 20% of federal budget revenues, 20% of foreign exchange earnings and approximately 6% of GDP of the Russian Federation in 2000. See "Risk Factors—Risks Relating to our Business—The Government has exercised, and can be expected to continue to exercise, a strong influence over our operations."

History and Privatization

Prior to 1991, the Russian gas industry was regulated by the Council of Ministers of the gas industry. State-owned concern "Gazprom", which was formed in 1991, was the successor to the Council of Ministers of the gas industry. This state-owned concern formed the basis for our transformation into a joint stock company in accordance with Presidential Decree No. 1333 of November 5, 1992 "On the Transformation of the State Gas Concern Gazprom into Russian Joint Stock Company Gazprom" ("Decree No. 1333") and Resolution of the Council of Ministers of the Government of the Russian Federation No. 138 of February 17, 1993 "On the Establishment of Russian Joint Stock Concern Gazprom" ("Order No. 138"). We are responsible for ensuring the efficient operation and development of the UGSS and for natural gas exports through Gazexport, our wholly-owned foreign trade subsidiary.

We are charged by the Government with the following principal tasks:

- ensuring a reliable supply of natural gas to customers in Russia and to foreign customers and supplying gas abroad under inter-governmental and inter-state agreements;
- conducting a coordinated technical and industrial policy for maintaining and further developing the UGSS;
- controlling the operation of the UGSS;
- financing and constructing natural gas pipelines and high pressure outlets to service areas of Russia where natural gas was previously unavailable; and
- providing access for any independent producer of natural gas to the UGSS in proportion to the amount of natural gas produced by such independent producer in Russia.

Our functions as owner of the UGSS and providing access to the UGSS are now regulated in accordance with the Federal Law "On Gas Supply in the Russian Federation."

The Council of Ministers of the Russian Federation approved our original Charter, and we were registered as an open joint stock company on February 25, 1993. In 1993 and 1994 the Government issued us with licenses pursuant to the Subsoil Resources Law of 1992, granting us rights to exploit hydrocarbon reserves.

The Russian Federal Law "On Gas Supply in the Russian Federation" states that at least 35% of the UGSS owner's shares (i.e., Gazprom) must be retained in federal ownership for an indefinite period of time and may only be disposed of pursuant to federal law. These shares, together with the 0.87% of our shares not placed during the privatization program in 1993 and 1994 and the 2.5% of our shares not sold in the second quarter of 1999, comprise the 38.37% of our shares currently held by the Government.

Strategy

Our main strategic objective is to maintain and strengthen our position as a leading gas company, both domestically and globally, by continuing to adapt to a rapidly changing business environment. To achieve this objective, we plan to:

- meet our production targets, including our natural gas production target of 530 bcm in 2003 and thereafter;
- ensure the effective, reliable and balanced supply of gas to Russian customers; and
- fulfill our long-term export contracts and inter-governmental agreements on gas supply.

In implementing these plans, we intend to apply the following principles:

- managing our business effectively, with a view to enhancing the profitability of our assets and reducing our costs;
- respecting our shareholders' rights, including those of our major shareholder — the Russian Government — as well as those of our minority shareholders;
- improving our corporate governance and the transparency of our business activities; and
- inculcating in our managers a sense of personal responsibility for the success of our business.

To implement these strategic objectives, plans and principles, we have developed near-term and medium- to long-term strategic priorities.

Near-term Strategic Priorities

Our near-term strategic priorities are to improve our transportation network and overall operating and financial performance, as well as to take the steps required now to enable us to develop our gas fields over the medium and longer term. Our near-term strategy includes:

Improving our domestic transportation network. Safe, reliable and cost-effective transportation within Russia of the natural gas we produce is essential to our business. In addition, because we expect the production of gas by independent companies within Russia to increase, reliable and cost-effective transportation within Russia of independently-produced gas will become increasingly important to us. In addition to the pipes, pumping stations and other critical features of our pipeline network, underground storage facilities also play a key role in ensuring the reliability of gas supply. Accordingly, we are planning significant investments in the next several years to improve the performance of the UGSS. Our budgeted capital expenditures on our transportation network for 2003 are RR93.2 billion, of which RR17.6 billion is planned for refurbishing the UGSS, mainly to replace pipes and reconstruct gas pumping stations, and for constructing and modernizing underground storage facilities. The remainder is planned for the expansion of our transportation network, largely outside Russia, as discussed more fully below.

Reducing costs and improving investment efficiency. Our operating environment is becoming increasingly competitive, and our ability to control costs will be a key determinant of our success domestically and abroad. We believe we can reduce our operating, financial and investment costs and improve our investment efficiency in future years. We have developed and approved a plan for 2003 to reduce operating, investing and financing costs by more than RR40 billion as measured by Russian Accounting Regulations (which differ very significantly from IAS).

Paying down debt and optimizing our remaining debt portfolio. As our current leverage ratio (net debt divided by net debt plus shareholders' equity) was only 20.3% as of September 30, 2002, we do not believe we have an excessive debt burden and intend to continue using debt financing. However, most of our outstanding financial debt matures in the next several years. In 2003, we will seek to pay down a portion of our debt, partly with savings we intend to realize through our cost cutting program, and intend to continue our efforts to diversify the financing instruments we employ. In doing so, we plan to continue to focus on reducing the share of short-term debt in our total debt portfolio, lowering the cost of debt (in part by reducing the amount of promissory notes in our debt portfolio), and better balancing fixed versus floating interest rate risk and currency risk. By paying down a portion of our debt and optimizing our remaining debt portfolio we believe we should be able to enhance our ability to access the international capital markets through a wider variety of instruments and maturities.

Improving corporate governance by introducing best-practice management techniques and increased levels of transparency. At our last shareholders' meeting, we approved a new corporate governance charter outlining procedures for the protection of shareholders' rights. In addition, our Board of Directors adopted resolutions on September 27, 2002 whereby all transactions, whether with interested parties or not, involving (i) our shares, or interests or participations that we or our subsidiaries hold in other companies; (ii) loans or other borrowings having a value of greater than 0.3% of our net balance sheet assets determined under Russian accounting principles; and (iii) purchases or disposals of assets having a value greater than 0.3% of our net balance sheet assets determined under Russian Accounting Regulations require prior approval by our Board of Directors. Our new management team, now consisting of an expanded and almost entirely new Management Committee, has also recently launched several initiatives to measure more accurately and improve our operating and financial performance, including programs related to optimizing domestic sales (including increasing cash collection), cost cutting, deployment of investment capital and debt management. Finally, we intend to continue our efforts with respect to increasing transparency through ongoing publication of interim and year-end IAS accounts, improved levels of disclosure for public market financings, and improved relations with our shareholders.

Increasing cash generation from domestic sales through price increases, streamlining of sales structures and continued improvements in payment discipline. Natural gas prices in Russia are regulated by the Government. Over the past three years, increases in nominal domestic gas prices, on a cumulative basis, have failed fully to recover the effects of inflation. Although the average domestic price of gas was 15.5% higher in real terms in 2001 than in 2000, and 2.1% higher in the first nine months of 2002 than in the comparable period in 2001, domestic gas prices remain below international prices (even after netting back export and customs duties and transportation costs). The Government increased nominal gas prices by an average of 20% for the year 2003 for both industrial consumers and household consumers by raising the price of gas for industrial consumers by 20% from January 1, 2003 and for household consumers by 23% from February 1, 2003, and we continue to work with the Government to reduce the current disparity between export and domestic natural gas prices. We are also improving payment discipline in the domestic market by imposing stricter payment requirements and targeting our largest debtors. In addition, we intend to streamline our domestic sales structure by removing our wholly-owned subsidiary, Mezhregiongaz, from the marketing chain and dealing directly with our regional marketing companies. Mezhregiongaz is being downsized and reassigned primary responsibility to collect unpaid debts for natural gas and develop an electronic trading market for natural gas at unregulated prices.

Continuing to implement our asset reacquisition program and making further sales of non-core assets. Commencing in 2000, we began to implement a program to reacquire certain assets, including certain assets disposed of through transactions with Itera under our previous management. See "Certain Transactions—Itera." We have recently succeeded in reacquiring some of these assets and continue to pursue others. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Acquisitions and Dispositions." We are also implementing a program of divesting certain non-core properties, and have recently sold shareholdings in a number of companies including Gazmetall, National Reserve Bank,

Red October wood-working plant and Druzhkovski ZGA, and intend to continue divesting inefficient non-core activities. We may also sell significant stakes in non-core businesses as the first step in a divestment plan. Through divestment of non-core assets, we believe we can improve our overall performance.

Medium- to long-term strategic priorities

Our medium- to long-term strategic priorities are to continue to increase production and profitability, including by:

Developing cost-effective new production from our existing reserves base to replace declines in our largest old fields. Based on (i) our current export contract portfolio; (ii) anticipated future demand and prices domestically; and (iii) our reserves base, we believe that achieving annual natural gas production of 530 bcm and maintaining our production at that level for the forseeable future is strategically optimal. In light of expected continuing declines from three of our largest old west Siberian fields (Urengoiskoye, Yamburgskoye and Medvezhye), we intend to continue to invest in developing new production. Since 1994, we have invested RR72.9 billion in developing the Zapolyarnoye field, production from which was launched in 2001 and reached approximately 36.8 bcm in 2002. We intend to invest another RR68.8 billion in developing the Zapolyarnoye field to full capacity, including a pipeline connecting the field to the UGSS. We intend to complete the development of Zapolyarnoye by 2006, after which production should reach 100 bcm per year. We also intend to invest in new production from our other western and eastern Siberian, Far Eastern and southern Russian deposits and also in off-shore fields, including Obsk-Tazobskaya. See "Business—Reserves and Production—Development Activities." To develop and maintain this production as efficiently as possible, we intend to work closely with international energy service companies and local institutes, both of which are essential to ensuring the best use of latest technologies.

Further developing transportation infrastructure to meet growing demand for gas and increase our flexibility in delivering gas to export and domestic markets. To meet domestic gas supply requirements and our contractual export obligations, we are developing new pipeline construction projects, such as Yamal-Europe (Torzhok-Poland), Russia-Turkey (Blue Stream), Zapolyarnoye-Urengoi, north areas of the Tyumen region-Torzhok, and Pochinky-Izobilnoye-SSPHG. We expect demand for gas in our core export market (Europe) to grow, and our export obligations to those markets to grow as well. We have recently completed and launched the first stage of the Blue Stream pipeline from Russia to Turkey under the Black Sea, with planned capacity of 16 bcm per year. We have also recently announced plans to develop a north European pipeline, from northwest Russia (under the Baltic Sea) to the German shore, with capacity of 20 bcm per year. The anticipated cost of the north European pipeline is U.S.$3 billion, the financing of which we are currently discussing with potential partners. We are also proceeding with the Yamal-Europe project. The purpose of the project is to meet our contractual obligations to supply natural gas to Europe and to diversify export routes. Connecting the Yamal-Europe pipeline to the existing natural gas transportation network in Germany will allow for the full integration of this pipeline into the European gas network. In addition, we are currently analyzing opportunities in Asian markets and the potential attractiveness of investments in gas production and transportation infrastructure to meet anticipated demand growth, particularly in China.

Enhancing our refining capabilities. Our long-term refining strategy is to enhance our competitive position in Russia, the FSU and Europe, in particular by building on our 51% interest in OAO Sibur, one of Russia's leading petrochemical companies. We plan to modernize our gas processing and refining facilities at Sibur and elsewhere in order to increase our production of refined products overall (and our refining throughput) as well as the depth of our refining, allowing us to produce higher margin products.

Enhancing profitability by taking advantage of the profitable and growing European export markets and by increasing cash generation from domestic and FSU sales. In the first nine months of 2002, net sales of natural gas to Europe represented 29.5% of our total gas sales volumes and 64.8% of our net gas sales. We expect to increase our export sales volumes under our export contracts. This should allow us to enhance profitability. In addition, we intend to continue our current efforts to (i) improve the profitability of our domestic sales by lobbying the Government for price increases; (ii) improve payment discipline; and (iii) sell gas on the planned open domestic exchanges at prices above regulated prices.

Continuing to develop strategic partnerships, both internationally and in Russia. We have entered into various strategic partnerships, both domestically and abroad, and are continually seeking new opportunities to maximize the value of our assets through these relationships. We have established a joint venture, WINGAS, with BASF Group ("BASF") which owns several pipelines in Germany and allows us to access that market further downstream than by delivering at the border only. We have also entered into a strategic partnership agreement with Royal Dutch/Shell Group for various projects, including the development of the Neokomian layer of our Zapolyarnoye field and the construction with Petro China and Exxon/Mobil of a west-east pipeline in China. Domestically, in November 2002, we entered into a strategic partnership agreement with OAO LUKOIL (''LUKOIL''), Russia's largest oil producer. LUKOIL produces natural gas at fields in western Siberia that are located close to our major natural gas fields. The agreement provides, *inter alia*, for cooperation in oil and gas projects in Russia and other countries, such as Uzbekistan, Kazakhstan, Turkmenistan, Iran and Iraq. We have not yet undertaken any projects under this agreement. Two specific projects are, however, currently under consideration: the joint development of hydrocarbon structures in the Caspian Sea; and the transportation of hydrocarbons and condensate through our pipeline network. In the latter, LUKOIL intends to construct an approximately 160 km section of pipeline connecting its fields to our existing pipeline infrastructure in western Siberia and to transfer the pipeline to us in exchange for guaranteed access to our transportation network. The project would be completed in 2006. We have also entered into cooperation agreements with OAO NK Rosneft ("Rosneft"), including agreements for the development of the Shtokmanovskoye field. We anticipate entering into strategic agreements with other domestic independent producers in the future.

Building our research and development capabilities further to ensure low-cost development, production and transportation of our gas to increasingly competitive markets. We invest in research and development in a number of scientific and technical areas. In general, our research and development focuses on expanding our mineral resource base, developing hydrocarbon deposits in new regions (for example, the Ob-Taz Estuary, Arctic offshore fields and the Yamal Peninsula), maintaining the reliability of the UGSS, ensuring production in fields that are being developed, optimizing financial, investment and pricing policies and increasing ecological and industrial safety. We are focusing on several specific projects, including researching how to extract natural gas cost-effectively from the Yamal Peninsula fields and increasing the efficiency of gas transportation via our pipelines.

The Russian Gas Industry

The Russian natural gas industry developed during the Soviet era and expanded rapidly after the discovery in the 1960s of significant reserves in the exceptionally large natural gas fields of western Siberia. Russia experienced a profound crisis in the early 1990s as a result of the dissolution of the Soviet Union, suffering a decline in industrial production and GDP.

Between 1990 and 1999, the Government's policies on natural gas industry structure and prices kept demand for natural gas and natural gas production relatively stable in comparison to demand for other energy sources over the same period, such as oil and coal. Total natural gas production declined by only 7.6% over the period, whereas the production of oil and coal declined by 41.7% and 36.7%, respectively. Moreover there has been a shift away from the use of oil and coal in favor of natural gas over the period, primarily because domestic natural gas prices have been kept at a low level.

Since the dissolution of the Soviet Union, the oil and coal industries have been restructured into several regional enterprises whereas the natural gas industry (including production, refining, transportation and sales) has remained unified.

Summary Consolidated Financial Information

The summary consolidated financial information set forth below shows our historical consolidated financial information as of December 31, 2001, 2000 and 1999 and for the years then ended and as of September 30, 2002 and 2001 and for the nine months then ended. The annual consolidated financial information as of December 31, 2001, 2000 and 1999 and for the years then ended has been extracted from, and should be read in conjunction with, the annual audited consolidated financial statements included elsewhere in this offering circular. The interim consolidated financial information as of September 30, 2002 and 2001 and for the nine months then ended has been extracted from, and should be read in conjunction with, the unaudited consolidated interim condensed financial information included elsewhere in this offering circular. The annual and interim consolidated financial information should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

Our annual consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS"). Our interim consolidated condensed financial information has been prepared in accordance with IAS 34 "Interim Financial Reporting" ("IAS 34"). IAS differs in certain respects from generally accepted accounting principles applied in the United States ("U.S. GAAP"). For a summary of certain differences between IAS and U.S. GAAP that are relevant to us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Certain Differences between IAS and U.S. GAAP."

Our consolidated financial information includes a restatement for changes in the general purchasing power of the RR in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy such as Russia's be stated in terms of the measuring unit current at the most recent balance sheet date. The restatement is calculated from the conversion factors derived from the Russian Federation Consumer Price Index, published by the Russian Statement Committee on Statistics ("Goskomstat"), and from indices obtained from other published sources for years prior to 1992.

The impact of stating our financial information in terms of the measuring unit current at the most recent balance sheet date is to:

- inflate current period transactions recorded in the statement of operations of the local statutory books by the average rate of inflation for the period in order to state them in terms of the purchasing power of the RR as of the balance sheet date (i.e., using the average inflation factor of 1.0335 for all relevant transactions in the nine months ended September 30, 2002);
- restate the period end non-monetary assets and liabilities and shareholders' equity, including share capital, in terms of the measuring unit current as of the period end; and
- restate all comparatives, both monetary and non-monetary items, in terms of the purchasing power of the RR as of the most recent balance sheet date (i.e., for the information included in this offering circular, to inflate the comparatives in terms of the purchasing power of the RR as of September 30, 2002).

The restatement of all comparatives, in particular, can have a significant impact on our reported sales and operating margins. For example, sales expressed in constant RR will decrease if increases in nominal prices are lower than inflation and will increase less than might otherwise be expected even when increases in nominal prices are higher than inflation. Our ability to increase the prices we charge for our gas sales in the domestic market is constrained by Government regulations, and the impact of U.S. dollar and euro price increases for our export sales has been offset in recent periods by the real appreciation of the RR (i.e., by a rate of inflation that is higher than the rate at which the RR is depreciating against the U.S. dollar or euro). As a result, our reported sales have lagged behind the increases in our actually realized prices in nominal terms. On the other hand, our costs, which are mainly in RR and are generally not regulated, have tended to increase in line with or even above inflation in recent periods.

In addition, the restatement of all comparatives can have a significant impact on our debt balances. For example, even though we borrowed more than we repaid during the nine months ended September 30, 2002 and the years ended December 31, 2001, 2000, 1999, the restatement of our comparatives into current purchasing power results in our reported debt balances having declined. (The ratios we show below are not affected by this, because the other components of the ratios are subject to similar adjustments.)

All RR amounts set forth below are expressed in constant RR as of September 30, 2002 purchasing power. The U.S. dollar amounts set forth below were not included in our annual consolidated financial statements or our interim consolidated condensed financial information and are provided for convenience only. They should not be construed as representations that the RR amounts have been or could be converted into U.S. dollars at that or any other rate or as being representative of the U.S. dollar amounts that would have resulted if we reported in U.S. dollars. The U.S. dollar amounts have been translated from the RR amounts at the rate of RR31.64 = U.S.$1.00, which is the rate published by the Central Bank of Russia on September 30, 2002.

	Nine months ended September 30,				Year ended December 31,					
	2002		2001		2001		2000		1999	
	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR
	(amounts in millions except Certain Ratios)									
Statement of Operations										
Sales	13,287	420,396	16,129	510,307	21,614	683,859	22,388	708,366	16,595	525,080
Operating expenses, of which	(10,289)	(325,550)	(10,878)	(344,173)	(15,365)	(486,148)	(16,865)	(533,614)	(15,375)	(486,467)
Depreciation	(2,070)	(65,509)	(2,120)	(67,070)	(3,027)	(95,790)	(2,916)	(92,261)	(2,615)	(82,731)
Provisions[1]	(264)	(8,364)	(441)	(13,938)	(1,415)	(44,768)	(3,646)	(115,355)	(3,229)	(102,165)
Operating profit	2,998	94,846	5,250	166,134	6,249	197,711	5,523	174,752	1,220	38,613
Net interest expense[2]	(571)	(18,057)	(675)	(21,369)	(822)	(26,015)	(1,483)	(46,934)	(972)	(30,755)
Other finance benefit (cost)[3]	112	3,546	723	22,863	489	15,460	591	18,708	(1,757)	(55,594)
Other[4]	732	23,162	837	26,481	1,110	35,113	1,762	55,758	2,469	78,114
Profit tax (expense) benefit, of which	(2,736)	(86,570)	(5,016)	(158,718)	(6,463)	(204,488)	5,535	175,132	(4,901)	(155,041)
Current profit tax expense	(1,311)	(41,490)	(2,672)	(84,554)	(2,879)	(91,080)	(2,870)	(90,819)	(1,224)	(38,715)
Deferred profit tax (expense) benefit	(1,425)	(45,080)	(2,344)	(74,164)	(3,584)	(113,408)	8,405	265,951	(3,677)	(116,326)
Minority interest	(30)	(964)	57	1,815	(162)	(5,121)	(63)	(1,989)	(9)	(288)
Net profit (loss)	505	15,963	1,177	37,206	401	12,660	11,865	375,427	(3,950)	(124,951)

	As of September 30,		As of December 31,					
	2002		2001		2000		1999	
	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR
			(amounts in millions except Certain Ratios)					
Balance Sheet								
Assets								
Total current assets, of which	13,770	435,681	15,020	475,232	15,795	499,757	15,375	486,450
Cash and cash equivalents and restricted cash[5]	2,251	71,223	2,764	87,442	1,770	56,015	1,654	52,338
Total long-term assets, of which	60,823	1,924,443	59,882	1,894,667	62,186	1,967,554	58,153	1,839,973
Property, plant and equipment	54,789	1,733,520	54,052	1,710,209	53,131	1,681,079	52,873	1,672,888
Liabilities and equity								
Total current liabilities, of which	12,603	398,747	13,655	432,029	15,669	495,774	15,402	487,313
Taxes payable	1,191	37,673	1,921	60,783	4,747	150,203	6,701	212,023
Short-term borrowings and current portion of long-term borrowings	6,181	195,569	5,854	185,206	4,640	146,808	4,241	134,199
Short-term promissory notes payable	1,717	54,318	2,134	67,527	2,387	75,532	1,037	32,799
Total long-term liabilities, of which	9,792	309,808	9,072	287,037	10,153	321,234	17,516	554,196
Long-term borrowings	6,852	216,785	7,197	227,720	8,495	268,785	11,627	367,871
Long-term promissory notes payable	360	11,396	432	13,677	257	8,117	—	—
Restructured tax liabilities[3]	368	11,635	666	21,060	367	11,615	—	—
Minority interest	297	9,392	527	16,677	361	11,434	308	9,738
Total shareholders' equity	51,902	1,642,177	51,648	1,634,156	51,797	1,638,869	40,303	1,275,176

	As of and for the nine months ended September 30,				As of and for the years ended December 31,					
	2002		2001		2001		2000		1999	
	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR
			(amounts in millions except Certain Ratios)							
Certain Ratios										
Adjusted EBITDA[6]	5,096	161,252	7,308	231,222	9,628	304,631	10,990	347,725	6,429	203,4[illegible]1
Gross interest expense[7]	(770)	(24,364)	(888)	(29,047)	(1,252)	(39,620)	(1,957)	(61,907)	(1,510)	(47,772)
Net interest expense[8]	(571)	(18,057)	(645)	(21,369)	(822)	(26,015)	(1,483)	(46,934)	(972)	(30,755)
Total debt[9]	15,477	489,703	N/A		16,283	515,190	16,146	510,857	16,905	534,869
Net debt[10]	13,226	418,480	N/A		13,519	427,748	14,376	454,842	15,251	482,531
Adjusted EBITDA/Gross interest expense	6.62		8.23		7.69		5.62		4.26	
Adjusted EBITDA/Net interest expense	8.93		11.33		11.71		7.41		6.61	
Net debt/Adjusted EBITDA	N/A		N/A		1.40		1.31		2.37	

Notes:

(1) Includes impairment provisions for accounts receivable and prepayments, assets under construction, investments and other long-term assets, guarantees and other charges, and inventory obsolescence.

(2) Interest expense on taxes payable and other interest expense, offset by interest income. See note 3 below for an explanation of interest expense on taxes payable.

(3) Exchange gain and gain on restructured taxes, less exchange loss.

On September 3, 1999 the Government issued regulation # 1002 allowing certain companies to negotiate the restructuring of various overdue taxes, interest and fines due to the federal government authorities over ten years. Interest accrues on the restructured tax payables (excluding interest and fines) at a rate of 5.5% per annum, representing 1/10 of the Central Bank of Russia's annual refinancing rate (55%) as specified in the regulation, and is paid quarterly. Current tax payments must be made timely. If the terms of the restructuring are violated, the original nominal value of the tax payable (including interest and fines) becomes due with additional interest of 1/300 of the Central Bank refinancing rate accruing for each day since the restructuring agreement.

During the years ended December 31, 2001 and 2000 and the nine month period ended September 30, 2002, certain of our subsidiaries signed such restructuring agreements. This resulted in the recognition of a gain in each of the respective periods based on the difference between the estimated fair value of the new agreements (based on discounted future cash flows) and the carrying amount of the old payables. This gain is reflected in gain on restructured taxes. Following the restructurings, we recognize the amortization of the discount and the interest accruing under the restructuring agreements as interest expense on taxes payable, which also includes interest that accrues when tax payments are overdue.

(4) Monetary gain and share of net income (losses) of associated undertakings and gains (losses) on available-for-sale investments. Monetary gain reflects the effect of inflation on our net monetary liability position as a result of the application of IAS 29.

(5) Cash and cash equivalents and certain restricted cash include balances of cash and cash equivalents restricted as to withdrawal under the terms of certain borrowings and other contractual obligations but exclude cash restricted as to withdrawal under banking regulations.

(6) Operating profit plus depreciation and the provisions referred to in note 1 above except for provisions for accounts receivable and prepayments. Provisions for accounts receivable and prepayments were RR7,467 million, RR15,920 million, RR33,638 million, RR34,643 million and RR20,088 million for the nine months ended September 30, 2002 and 2001 and the years ended December 31, 2001, 2000 and 1999, respectively. Adjusted EBITDA should not be considered as an alternative to net profits, operating profit, net cash provided by operating activities or any other measure of performance under IAS.

(7) Interest expense on taxes payable and other interest expense. See note 3 above for an explanation of interest expense on taxes payable.

(8) Gross interest expense less interest income.

(9) Short-term borrowings and current portion of long-term borrowings, short-term promissory notes payable, long-term borrowings, long-term promissory notes payable and restructured tax liabilities.

(10) Total debt less cash and cash equivalents and balances of cash and cash equivalents restricted as to withdrawal under the terms of certain borrowings and other contractual obligations.

Summary Reserves Information

We estimate our reserves of natural gas, gas condensate and crude oil using the "Russian reserves system," which differs significantly from SPE International Standards, in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves. See "Business—Reserves and Production—Reserves."

The estimation of reserves of natural gas, gas condensate and crude oil can be broken down into two components: (i) geological reserves, or the quantities of natural gas, gas condensate and crude oil contained in the subsoil and (ii) extractable reserves, or the portion of geological reserves whose extraction from the subsoil as of the date the reserves are calculated is economically efficient given the market conditions and rational use of modern extraction equipment and technologies and taking into account compliance with the requirements of subsoil and environmental protection.

The Russian reserves system is based solely on an analysis of geological reserves. Explored reserves are represented by categories A, B, and C1; preliminary estimated reserves are represented by category C2; potential resources are represented by category C3; and forecasted resources are represented by the categories D1 and D2. We have included in this offering circular only information about our explored reserves, or reserves in categories A, B and C1.

While the Russian reserves system focuses on the actual physical presence of hydrocarbons in geological formations, and reserves are estimated based on the probability of such physical presence, SPE International Standards take into account not only the probability that hydrocarbons are physically present in a given geological formation but also the economic viability of recovering the reserves (including such factors as exploration and drilling costs, ongoing production costs, transportation costs, taxes, prevailing prices for the products, and other factors that influence the economic viability of a given deposit).

Under SPE International Standards, reserves are classified as "proved," "probable" and "possible," based on both geological and commercial factors. SPE International standards differ in certain material respects from standards applied by the United States Securities and Exchange Commission. See "Business—Reserves and Production—Differences between SPE International Standards and SEC Standards."

The following table provides certain summary information about our combined A, B and C1 reserves as of September 30, 2002 and as of December 31, 2001, 2000 and 1999:

	At September 30,	At December 31,		
	2002	2001	2000	1999
Western Siberia				
Natural Gas (bcm)	23,187	22,983	23,576	23,947
Crude oil (mmbls)	3,465	3,474	3,529	3,165
Condensate (mmbls)	5,608	5,646	5,504	5,443
Combined (mmboe)	145,547	144,393	147,797	149,536
Northern European Russia				
Natural Gas (bcm)	1,560	1,496	1,613	1,608
Crude oil (mmbls)	243	235	344	286
Condensate (mmbls)	306	332	332	334
Combined (mmboe)	9,731	9,372	10,170	10,084
Southern Russia				
Natural Gas (bcm)	2,639	2,654	2,671	2,671
Crude oil (mmbls)	5	5	2	0
Condensate (mmbls)	2,944	2,972	3,000	3,016
Combined (mmboe)	18,482	18,598	18,723	18,737
Volga Region				
Natural Gas (bcm)	913	929	956	977
Crude oil (mmbls)	431	431	431	521
Condensate (mmbls)	438	439	444	447
Combined (mmboe)	6,243	6,338	6,502	6,718
Eastern Siberia				
Natural Gas (bcm)	138	85	74	73
Crude oil (mmbls)	63	39	39	38
Condensate (mmbls)	115	71	55	54
Combined (mmboe)	990	610	530	522
Total(1)				
Natural Gas (bcm)	28,437	28,147	28,890	29,276
Crude oil (mmbls)	4,207	4,184	4,345	4,010
Condensate (mmbls)	9,411	9,460	9,335	9,294
Combined (mmboe)	180,992	179,312	183,721	185,598

Note:

(1) Totals may not add due to rounding.

As of December 31, 2000, DeGolyer and MacNaughton, an independent U.S. petroleum engineering consulting firm, had evaluated according to SPE International Standards approximately 85%, 70% and 56% of our A, B and C1 reserves of natural gas, gas condensate and crude oil, respectively, at our 18 principal fields. See "Business—Reserves and Production." Based on this evaluation, we had proved reserves at these 18 fields as of December 31, 2000 of approximately 17.0 tcm of natural gas, 286.2 million tons (2,098 mmbls) of gas condensate and 8.5 million tons (63 mmbls) of crude oil and probable reserves of 1.5 tcm of natural gas, 77.5 million tons (568 mmbls) of gas condensate and 98.8 million tons (724 mmbls) of crude oil. We believe that the 18 fields evaluated by DeGolyer and MacNaughton are likely to contain most of our reserves which would be deemed proved or probable upon a full audit of our upstream properties.

Summary Production Information

The following table presents summary production information for the periods indicated. Our production activities are more fully described in "Business—Reserves and Production."

	For the nine months ended September 30,		For the year ended December 31,		
	2002	2001	2001	2000	1999
West Siberia					
Natural Gas (bcm)	349.6	342.3	473.5	484.0	507.0
Condensate (mmbls)	27.6	27.0	36.4	36.9	39.0
Crude oil (mmbls)	2.8	2.8	3.7	3.8	4.0
Combined (mmboe)	2,088.1	2,044.5	2,827.0	2,889.4	3,027.1
Northern European Russia					
Natural Gas (bcm)	2.2	2.4	3.2	3.3	3.3
Condensate (mmbls)	2.1	2.1	2.8	2.8	2.4
Crude oil (mmbls)	0	0	0	0	0
Combined (mmboe)	15.0	16.2	21.6	22.2	21.8
Southern Russia					
Natural Gas (bcm)	9.5	9.3	12.5	11.7	10.6
Condensate (mmbls)	21.2	20.6	27.6	25.7	22.9
Crude oil (mmbls)	0	0	0	0	0
Combined (mmboe)	77.1	75.4	101.2	94.6	85.3
Volga Region					
Natural Gas (bcm)	16.0	17.0	22.8	24.1	24.8
Condensate (mmbls)	1.8	2.0	2.6	2.8	2.9
Crude oil (mmbls)	1.0	1.1	1.4	1.5	1.3
Combined (mmboe)	97.0	103.2	138.2	146.1	150.2
Total					
Natural Gas (bcm)	377.3	371.0	512.0	523.2	545.6
Condensate (mmbls)	52.7	51.7	69.6	68.2	67.2
Crude oil (mmbls)	3.8	3.8	5.2	5.3	5.3
Combined (mmboe)	2,277.2	2,239.3	3,088.3	3,152.4	3,284.4

Summary Sales and Operating Information

The following table summarizes certain sales and operating information for the periods indicated. You should read this information together with our annual audited consolidated financial statements prepared in accordance with IAS and unaudited consolidated interim condensed financial information prepared in accordance with IAS 34 and included elsewhere in this offering circular and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our sales and operations are more fully described in "Business."

As noted above under "Summary Consolidated Financial Information," our consolidated financial information includes a restatement for changes in the general purchasing power of the RR in accordance with IAS 29. As discussed more fully there and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," this has had a significant impact on the financial information we report.

All RR amounts in the following table are expressed in constant RR as of September 30, 2002 purchasing power. The U.S. dollar amounts were not included in our annual or interim consolidated financial information and are provided for convenience only. They should not be construed as representations that the RR amounts have been or could be converted into U.S. dollars at that or any other rate or as being representative of U.S. dollar amounts that would have resulted if we reported in U.S. dollars. The U.S. dollar amounts have been translated from the RR amounts at the rate of RR31.64 = U.S.$1.00, which is the rate published by the Central Bank of Russia on September 30, 2002.

	For the nine months ended September 30,				For the year ended December 31,					
	2002		2001		2001		2000		1999	
	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR
					(amounts in millions)					
Gas (bcm)	326.3	326.3	326.9	326.9	467.4	467.4	479.0	479.0	482.9	482.9
Domestic sales[1]	2,848	90,116	2,882	91,196	4,038	127,749	3,576	113,155	3,803	120,313
Export sales[1]	10,721	339,198	13,080	413,861	17,488	553,317	18,943	599,361	13,260	419,546
FSU[1]	1,350	42,714	1,235	39,073	1,704	53,926	2,425	76,745	2,668	84,411
Europe[1]	9,371	296,484	11,845	374,788	15,784	499,391	16,518	522,616	10,592	335,135

Note:

(1) Gross sales (including excise tax and net of VAT).

The following table sets forth our actually realized prices per mcm of natural gas (including excise tax, net of VAT) for the periods indicated in nominal terms (actual prices realized at the time) and as stated in constant RR of September 30, 2002 purchasing power. Our sales to Europe and the FSU are denominated in convertible currencies, mainly in U.S. dollars.

	For the nine months ended September 30,				For the year ended December 31,					
	2002		2001		2001		2000		1999	
	nominal	constant RR	nominal	constant RR	nominal	constant RR	nominal	constant RR	nominal	constant RR
Europe	U.S.$100.4	3,124.2	U.S.$126.6	4,078.2	U.S.$122.6	3,932.5	U.S.$98.4	4,051.3	U.S.$57.9	2,643.0
FSU	U.S.$42.5	1,334.8	U.S.$41.1	1,347.4	U.S.$41.5	1,359.6	U.S.$45.4	1,814.3	U.S.$40.9	1,788.4
Russia	RR434.5	451.9	RR367.7	442.8	RR357.9	424.7	RR254.7	367.7	RR218.3	389.5

THE OFFERING

The following summary contains basic information about the Notes and the Loan and should be read in conjunction with, and is qualified in its entirety by, the information set forth under "Terms and Conditions of the Notes" and "The Loan Agreement" appearing elsewhere in this offering circular.

Transaction Summary

The transaction will be structured as a loan to Gazprom by the Bank. The Bank will issue Notes to Noteholders for the sole purpose of funding the Loan. The Notes will be constituted by a trust deed (the "Trust Deed") to be entered into between the Bank and The Bank of New York (the "Trustee"). Pursuant to the Trust Deed the Bank will charge by way of first fixed charge as security certain of its rights and interests under the Loan (other than certain Reserved Rights, as defined in the Trust Deed) to the Trustee for the benefit of the Noteholders and will assign its administrative rights under the Loan Agreement to the Trustee as security (the "Security Interests") for its payment obligations in respect of the Notes. As a consequence of the assignment of the administrative rights under the Loan Agreement the Trustee shall assume the administrative rights of the Bank as set out in the relevant provisions of the Trust Deed. If and when the first fixed charge of certain of the Bank's rights and interests under the Loan is enforced, the Trustee will assume the rights of the Bank under the Loan as set out in the relevant provisions of the Trust Deed, and the Trustee will assume certain rights and obligations towards the Noteholders, as more fully set out in the Trust Deed. This offering is made on a limited recourse basis and the Bank will not have any obligations to the Noteholders save for to account to the Noteholders for amounts equivalent to the amounts of payments of principal and interest under the Loan if and to the extent received from Gazprom.


Principal and Interest on the Notes
Principal and Interest
Noteholders
The Bank
Gazprom
Proceeds of the Notes
Loan

The Notes

Issuer	Morgan Stanley Bank AG
Joint Lead Managers	Dresdner Bank AG London Branch and Morgan Stanley & Co. International Limited
Issue Amount	U.S.$●
Issue Price	● % of the principal amount of the Notes
Maturity Date	●, 2013
Trustee	The Bank of New York
Registrar	The Bank of New York
Paying Agent	The Bank of New York
Transfer Agent	Kredietbank S.A. Luxembourgeoise
Interest	The Notes will bear interest from ●, 2003 at a rate of ●% per year on each ● and ●. The first interest payment will be made on ●, 2003.
Status	The Notes will constitute the obligation of the Bank to apply the proceeds from the issue of the Notes solely for financing the Loan and to account to the Noteholders for an amount equivalent to sums of principal, interest and additional amounts (if any) actually received by or for the account of the Bank pursuant to the Loan Agreement, all as more fully described in "Terms and Conditions of the Notes—Status."
Security	The Notes will be secured by a first fixed charge on: all of the Bank's rights to principal, interest and other amounts paid and payable under the Loan Agreement and its right to receive amounts paid and payable under any claim, award or judgment relating to the Loan Agreement (in each case, other than its right to amounts in respect of certain Reserved Rights); and sums held from time to time in an account in London in the name of the Bank with The Bank of New York, account number 5851498400, together with the debt represented thereby (other than interest from time to time earned thereon and the Reserved Rights) pursuant to the Trust Deed.
Assignment of Administrative Rights	The Bank will assign its administrative rights under the Loan Agreement (save for those rights charged or excluded above) to the Trustee upon the closing of the offering of the Notes.
Form	The Notes will be issued in registered form. The Notes will be in denominations in aggregate principal amount of U.S.$10,000 each, provided that Rule 144A Notes shall be held in amounts of not less than U.S.$100,000 and will be represented by global notes. The global notes will be exchangeable for Notes in individual form in the limited circumstances specified in the global notes.

Optional Redemption by the Bank in Limited Circumstances	All as more fully described in the Loan Agreement, the Notes may be redeemed at the option of the Bank in whole, but not in part, at any time, upon giving notice to the Trustee, at the principal amount thereof, together with accrued and unpaid interest and additional amounts, if any, to the date of redemption in the event that it becomes unlawful for the Bank to fund the Loan or allow the Loan to remain outstanding under the Loan Agreement or allow the Notes to remain outstanding. In such a case, the Bank would require the Loan to be repaid in full.
Mandatory Redemption	The Bank is required to redeem in whole, but not in part, the Notes at 100% of the aggregate principal amount plus accrued and unpaid interest and all additional amounts, if any, if we elect to repay the Loan in the event we are required to pay additional amounts on account of Russian or German withholding taxes or in the event that we are required to pay additional amounts on account of certain costs incurred by the Bank pursuant to the Loan Agreement.
Relevant Events	In the case of certain events in relation to the Bank (as defined in the "Terms and Conditions of the Notes"), the Trustee may, subject as provided in the Trust Deed, enforce the security created in the Trust Deed in favor of the Noteholders.
Withholding Tax	All payments of principal and interest in respect of the Notes will be made free and clear of all taxes, duties, fees or other charges of the Federal Republic of Germany, other than as required by law. If any such taxes, duties, fees or other charges are payable, the sum payable by the Borrower to the Bank will be required (subject to certain exceptions) to be increased to the extent necessary to ensure that the Noteholders receive the net sum which they would have received free from any liability in respect of any such deduction or withholding had no such deduction or withholding been made or required to be made. The sole obligation of the Bank in this respect will be to pay to the Noteholders sums equivalent to the sum received from our company.
Transfer Restrictions	We have not registered the Notes under the Securities Act. You may only offer or sell the Notes in transactions exempt from or not subject to the registration requirements of the Securities Act. See "Transfer Restrictions."
Listing	We have applied to list the Notes on the Luxembourg Stock Exchange.
Governing Law	The Notes will be governed by English law.
The Loan	
Bank	Morgan Stanley Bank AG
Borrower	OAO Gazprom
Principal Amount	U.S.$●
Interest	The loan will bear interest from ●, 2003 at a rate of ●% per year on each ● and ●. The first interest payment will be made on ●, 2003.
Security and Ranking	The Loan will not be secured by any collateral. The Loan will effectively rank below all of our secured debt and the debt and other liabilities of our subsidiaries.

Optional Redemption	The Loan may be prepaid at our option in whole, but not in part, at any time, at the principal amount thereof, together with accrued and unpaid interest and additional amounts, if any, to the date of repayment, for tax reasons or by reason of certain increased costs.
Mandatory Repayments	In the event that it becomes unlawful for the Bank to fund the Loan or allow the Loan to remain outstanding under the Loan Agreement or allow the Notes to remain outstanding, we may be required by the Bank to repay the Loan in full.
Certain Covenants	The Bank will have the benefit of certain covenants made by Gazprom, including a negative pledge and restrictions on mergers and disposals, all as fully described in the Loan Agreement.
Events of Default	In the case of an Event of Default (as defined in the Loan Agreement), the Trustee may, subject as provided in the Trust Deed, require the Bank to declare all amounts payable under the Loan Agreement by our company to be due and payable.
Use of Proceeds	The Bank will lend the net proceeds of the offering to us. We intend to use the net proceeds from the offering for general corporate purposes including in particular retirement of short-term indebtedness.
Withholding Tax	All payments of principal and interest under the Loan will be made free and clear of all taxes, duties, fees or other charges of the Russian Federation, other than as required by law. If any such taxes, duties, fees or other charges are payable, the sum payable by the Borrower will be required (subject to certain conditions) to be increased to the extent necessary to ensure that the Noteholders receive the net sum which they would have received free from any liability in respect of any such deduction or withholding had no such deduction or withholding been made or required to be made. The sole obligation of the Bank in this respect will be to pay to the Noteholders sums equivalent to the sum received from the Borrower.

RISK FACTORS

Prospective investors should consider carefully the risks set forth below and the other information contained in this offering circular prior to making any investment decision with respect to the Notes. Each of the risks highlighted below could have a material adverse effect on our business, operations and financial condition which, in turn, could have a material adverse effect on our ability to service our payment obligations under the Loan and thus on debt service on the Notes. In addition, the trading price of the Notes could decline due to any of these risks, and you could lose some or all of your investment.

You should note that the risks described below are not the only risks we face. We have described only the risks we consider to be material. However, there may be additional risks that we currently consider not to be material or of which we are not currently aware, and any of these risks could have the effects set forth above.

Risks Relating to Our Business

The prices of the natural gas we sell in Europe under long-term contracts are linked to international prices for oil products, and so a decline in international prices for oil products could adversely affect us.

We sell a substantial portion of our natural gas in Europe, which is our primary source of foreign currency revenues and cash flows. For more than 30 years, we and our predecessors have sold natural gas to purchasers in western Europe, generally pursuant to long-term contracts with prices linked to international prices for oil products. Changes in the prices we realize on natural gas under our long-term contracts with European customers typically lag about six to nine months behind changes in oil product prices. Such prices have fluctuated widely in response to changes in many factors, over which we have no control. These factors include:

- economic and political developments in oil producing regions, particularly in the Middle East;
- global and regional supply and demand, and expectations regarding future supply and demand, for oil products;
- the ability of members of the Organization of Petroleum Exporting Countries, or OPEC, and other crude oil producing nations to agree upon and maintain specified global production levels and prices;
- other actions taken by major crude oil producing or consuming countries;
- prices and availability of alternative fuels;
- global economic and political conditions;
- prices and availability of new technologies; and
- weather conditions.

Should international oil product prices deteriorate, the natural gas prices we realize under our long-term contracts with European customers would decline as well, resulting in a reduction in our export revenues. A decline in our European natural gas export revenues would adversely affect our business, results of operations, cash flows and financial condition, and our ability to finance planned capital expenditures.

In addition, the European Commission has recently expressed a desire to see a move from long-term contracts in favor of short-term contracts. Such an alteration of the basis on which we conduct our business could further increase our exposure to currency and gas and oil price fluctuations as well as potentially limit our ability to support long-term investment plans. We have held discussions with the EU in this regard and it has recognized the importance of long-term contracts to the continued development of the oil and gas industry. There can be no assurance that the EU will continue to support the use of long-term contracts, however, or that the outcome of further discussions will be to our benefit.

During the next ten years, export contracts accounting for over one-third of the volume of natural gas we currently export to Europe will expire. Close to half of these volumes are under contracts that will expire in 2012. Most of the contracts that are expiring contain clauses that provide for automatic renewal unless one party objects. Although we believe that these contracts will be renewed, no assurance can be given that we will be able to do so on favorable pricing and other terms or at all.

We are required to supply natural gas to customers in Russia at prices that are regulated by the Government and that are lower than international natural gas prices.

We are, and are likely to remain for the foreseeable future, a regulated monopoly. In Russia, natural gas prices are subject to control by governmental authorities and are significantly lower than the prices we charge to western European off-takers even after netting back export and customs duties and transportation costs. Moreover, domestic natural gas prices for households are currently less than natural gas prices for industrial and commercial end users, and the wholesale prices we are able to charge for gas delivered to households reflect this discount.

The Government has stated that, over time, natural gas prices for all customers in Russia will gradually be increased. Moreover, we believe that Government regulation of natural gas prices for domestic end-users will be abandoned in the long run in favor of free market prices; we believe that in the long run state regulation is likely to be maintained for natural gas transportation tariffs only.

No assurance can be given, however, that natural gas prices in Russia will increase, that consumers will be willing or able to pay increased natural gas prices or that the regulation of natural gas prices will be relaxed. If the Government decides to keep natural gas prices at artificially low levels, thereby effectively forcing us to continue to subsidize the rest of the Russian economy, there is a risk that we will not generate sufficient revenues to proceed with investments in the development of certain natural gas fields (for instance the Yamal peninsula reserves) or to continue to develop export pipelines, or that we will be able to take these steps only through outside financing beyond currently anticipated requirements. If we are unable to develop these fields or export pipelines, or if we are able to do so only on the basis of additional outside financing, our future results of operations, cash flows and financial condition could be adversely affected.

In accordance with the Gas Supply Law, consumers are obliged to pay for natural gas supplies and transportation services. If consumers fail to make such payments, suppliers have the right to limit or suspend natural gas supplies to such consumers in accordance with specific procedures provided for by a number of Government resolutions. The Government of the Russian Federation has, however, issued a number of resolutions (e.g. Government Resolution No. 1 dated January 5, 1998 and Government Resolution No. 364 dated May 29, 2002) regulating the restriction or suspension of supplies to certain customers. These consumers include, *inter alia*, medical institutions, military units, nuclear plants, communication organizations and certain vital utilities.

Delayed, non-collectable and non-cash payments by our customers in Russia and the FSU could adversely affect us.

Our cash flows are adversely affected by the limited ability, or the inability, of our customers in Russia and FSU countries to pay for our natural gas. There can be no assurance that amounts owed to us by our customers in Russia and the FSU will be paid in full or, if paid in full, that payment will be in cash. As is the case with many Russian companies, we have had to accept various forms of non-cash settlement, including negotiable promissory notes, bonds, equity interests in natural gas companies and goods and services as payment for supplies to customers in Russia and the FSU. Recently, cash payments have increased as a proportion of our sales proceeds. For example, the percentage of non-cash settlements related to domestic sales decreased from 65% in 1999 to 23% in 2001. See "Managements Discussion and Analysis of Financial Condition and Results of Operation—Certain Factors Affecting our Results of Operations—Non-cash settlements." Non-cash settlement of transactions has had in the past, and may continue to have in the future, an adverse effect on our ability to fund operational or capital expenditures required to be made in cash and to make tax and other mandatory payments when due.

We bear a substantial tax burden.

We are subject to a broad range of taxes imposed at federal, regional and local levels and we are one of the largest sources of tax revenue to the federal authorities, as well as to the regional and local authorities in those regions and localities in which we operate. The combination of political pressure on the federal, regional and local authorities to address social and economic issues (and in particular the non-payment of salaries and pensions) and the difficulties associated with collecting taxes from companies and enterprises in financial difficulties, all increase the risk that the Government, as well as regional and local governments, will seek to mitigate these problems by increasing to the extent possible our already substantial tax burden.

The Government has exercised, and can be expected to continue to exercise, a strong influence over our operations.

The Russian Federation currently owns 38.37% of our shares, and representatives of the Goverment hold six of the 11 seats on our Board of Directors. Moreover, as of December 31, 2002, our subsidiaries held approximately 15.11% of our shares, which they are entitled to vote as owners. In addition, we are a "natural monopoly" under the Russian Federal Law "On Natural Monopolies" No. 147-FZ dated August 17, 1995. As a result, the Government regulates the prices we charge for gas in the domestic market, the tariffs we charge for the transportation of third parties' gas through the UGSS and other matters affecting our business. For example, we are required to have our budget, capital expenditure program and borrowing program approved by the Government. Through its share ownership, representation on our Board of Directors and role as our regulator, the Government has a strong influence over our operations. The Government has previously required Russian companies, including us, to take actions—such as the undertaking of projects and the supply of goods and services to customers—that may not be in the best interests of such companies or their shareholders. For example, the Government sets the prices for domestic gas delivered by us at a low level and requires us to supply natural gas to certain customers notwithstanding their inability to pay for the natural gas supplied.

State authorities may reorganize our business to increase competition in the gas sector.

The possibility that we may be reorganized into several smaller and less powerful production and transportation companies has been and continues to be the subject of much domestic and international press speculation. There have at times been public statements by certain Russian politicians and Government officials calling for our natural gas operations to be divided into a number of companies, or for particular functions to be re-allocated to other entities. Although the adoption of the Russian Federal Law "On Gas Supply in the Russian Federation" No. 69-FZ dated March 31, 1999 (the "Gas Supply Law") mitigates the risk of reorganization and both we and the Government have made clarifying statements about any potential future restructuring, we are not fully protected against the risks of a state-led reorganization.

Our new senior management may not be successful in implementing our strategy.

Our June 2001 annual general meeting of shareholders began a process that has led to the replacement of the senior management team that had run our business since the early 1990s. Our new senior management team devoted its attention first to familiarizing itself with our extensive operations and to intensifying our efforts to reacquire certain assets disposed of in prior years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Acquisitions and Dispositions." Our senior management is now engaged in the implementation of our strategy, and no assurance can be given that it will be successful. See "Business—Strategy."

Our licenses may be suspended, amended or terminated prior to the end of their terms, and we may not be able to obtain or maintain various permits and authorizations.

The licensing regime in Russia for the exploration, development and production of natural gas, gas condensates and crude oil is governed primarily by the Law on Subsoil and numerous regulations issued thereunder. We currently conduct our operations under multiple exploration and production licenses, substantially all of which are held by our subsidiaries and related entities. Our exploration and production licenses extend through the period between 2013 and 2019. Most of our licenses also provide that they may be terminated if we fail to comply with license requirements, do not make timely payments of levies and taxes for the use of the subsoil, systematically fail to provide information, go bankrupt or fail to fulfill any capital expenditure and/or production obligations.

Although we believe we are currently in material compliance with the requirements of our licenses, we may not be able to remain in compliance with some or all of these requirements in the future. If we fail to fulfill the specific terms of any of our licenses or if we operate in the license areas in a manner that violates Russian law, Government regulators may impose fines on us or suspend or terminate our licenses. Any suspension, amendment or termination of our licenses, could have an adverse effect on our operations, financial position or the value of our assets.

In addition, we are required to obtain and maintain permits or approvals to develop our fields and retain our licenses. If we fail to obtain or maintain these permits and authorizations, we may be required to delay our investment program, or our licenses could be terminated, and this may reduce our cash flows and adversely affect our business.

We must increase our capital expenditures in order to satisfy the anticipated demand of our customers.

Over the next several years, we must improve our natural gas, gas condensate and oil production capabilities to meet the anticipated demand of customers in western Europe, Russia and certain FSU countries and offset declines in our main producing fields. Our principal planned developments include modernizing our pipeline system, further developing the Zapolyarnoye field and developing our fields in the Yamal Peninsula. These developments will require significant capital expenditures over the next several years. We expect to fund such capital expenditure through internal sources and external financing. There can be no assurance, however, that we will be able to generate and raise sufficient funds to meet such capital requirements in the future or to do so at a reasonable cost. Lack of sufficient funds in the future may require us to delay or abandon some or all of our anticipated projects.

Exploratory drilling involves numerous risks, including the risk that we will encounter no commercially productive natural gas reserves.

We are exploring in various geographical regions, including western Siberia and the Barents Sea, which are characterized by their remoteness from population centers, challenging environmental conditions and high costs. The cost of drilling, completing and operating wells is often uncertain. As a result, we may incur cost overruns or may be required to curtail, delay or cancel drilling operations because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. Our overall drilling activity or drilling activity in particular project areas may be unsuccessful in that we may not find commercially productive reservoirs.

If we fail to develop our undeveloped fields, our production levels will decline materially.

We expect the volume of natural gas produced in our three leading fields, Yamburgskoye, Medvezhye and Urengoiskoye, to decline significantly over the next eight years. Our future production of natural gas is highly dependant on developing the natural gas reserves in our other large fields. If we are unsuccessful we may not meet our long-term production targets, which could adversely affect our ability to meet our contractual export commitments and domestic supply obligations.

We encounter competition from alternative fuels and other natural gas producers and suppliers in Europe.

We face varying degrees of competition in each of our major markets in Europe from providers of alternative fuels, such as oil and coal. No assurance can be given that we will be able to compete effectively with such providers of alternative fuels.

We also encounter competition in Europe from other natural gas suppliers (especially from The Netherlands, Norway and Algeria), which could affect the prices and volumes of our sales to Europe. If an oversupply of natural gas occurs, natural gas purchasers may be able to negotiate lower prices on supply contracts with producers such as ourselves. Although we believe that current prices in the European markets are sustainable over the medium term, especially in light of the forecast growth in European natural gas demand, an economic slow down in Europe or the emergence of new large suppliers of natural gas could result in an oversupply, and downward pressure on natural gas prices.

In addition, during the next ten years, export contracts accounting for over one-third of the volume of natural gas we currently export to Europe will expire. Close to half of these volumes are under contracts that will expire in 2012. Most of the contracts that are expiring contain clauses that provide for automatic renewal unless one party objects. Although we believe that these contracts will be renewed, no assurance can be given that we will be able to do so on favorable pricing and other terms or at all.

We recently received a request for information from the European Commission with respect to so-called destination clauses in our contracts with Italian utilities, under which the Italian utilities are prevented from re-exporting Russian gas. Similar clauses are included in our contracts with many other European off-takers. A successful challenge of such clauses by the European Commission would mean that such off-takers could be free to sell natural gas supplied by us to other off-takers outside of the relevant market, leading to increased competition and the possibility of lower prices. We are currently engaged in a dialogue with the European Commission regarding these clauses. The European Commission's original position was that the inclusion of destination clauses violated EU law. During the course of discussions, the European Commission modified its position and recognized the need to find alternatives to destination clauses that are economically viable for suppliers of natural gas. We have found such a solution with ENI and are negotiating alternatives with various other off-takers. However, there can be no assurance that our discussions with the European Commission will lead to a beneficial result or that the current position of the European Commission will not change.

In addition, the western European gas market is undergoing significant change as a result of the EU Gas Directive (the "Gas Directive"), which came into force on August 10, 1998. The purpose of the Gas Directive is to deregulate and liberalize the EU gas market by introducing greater competition into the market and reducing gas prices for the end-user. The Gas Directive seeks to accomplish these objectives by opening up transmission and distribution infrastructure to third parties and establishing fair tariffs for third-party use of natural gas transportation infrastructure and greater transparency of transportation and distribution costs by an unbundling of the accounts for gas transportation, distribution and storage. .

The Gas Directive may also promote the emergence of a short-term price or "spot" market for natural gas. Because of the time it takes to transport our natural gas from our western Siberian natural gas fields to western European markets, it would be difficult for us to engage in spot transactions involving physical settlement. The emergence of a spot market may also make it more difficult for us to negotiate long-term supply contracts under which we currently export a majority of our natural gas and may decrease the period between pricing revisions under new long-term contracts, which are currently set at three years for most contracts.

Despite this liberalization of the natural gas market, however, the price of natural gas in western Europe has remained steady and prices for different regions have not converged significantly. In addition, the EU is currently considering initiatives (the so-called Prodi Initiatives) that seek to increase Russian natural gas imports to Europe over the next fifteen years to meet the region's future gas needs. Nonetheless, the Gas Directive will increase competition in European gas markets as a greater number of suppliers gain access to the natural gas infrastructure, which may adversely affect our long-term supply contracts with European customers.

Russia has signed the Energy Charter Treaty, an international treaty for establishing and improving the legal framework for corporate international co-operation in energy matters, however, the State Duma has not yet ratified the Treaty. See "Overview of the Russian Gas Industry and its Regulation." We believe that ratification of the Energy Charter Treaty would result in greater access to the energy markets in Russia for foreign investment as well as the further access by third parties to our pipelines, including for the transportation of natural gas from Central Asia to western European markets. Accordingly, although we believe that we could benefit from increased third-party access and influence the manner in which access was distributed, the ratification of the Energy Charter Treaty could also lead to substantially increased competition and affect our long-term supply contracts with European customers.

We face certain operational risks which may result in losses and additional expenditures.

A large number of our gas production facilities are located in western Siberia, where remoteness and the harsh climate complicate and increase the cost of production and affect our ability to transport our natural gas economically.

Our gas exploration, production and transportation operations may be adversely affected by many factors, including the breakdown or failure of equipment or processes, performance below our expected levels of output or efficiency, labor disputes, natural disasters, weather conditions, terrorist attacks or sabotage to our extensive pipeline network. We have only limited insurance in relation to our assets and operations and, therefore, the financial effect of any such factors would generally have to be satisfied out of our cash flow. For example, we do not carry insurance for environmental damage arising from accidents on our property, for business interruption or against terrorist attacks. See "Business—Support Activities—Insurance."

We own and operate Russia's Unified Gas Supply System, which is responsible for the gathering, processing, transportation, storage and delivery of substantially all natural gas supplies in Russia (except for supplies to the Norilsk, Yakutsk and Sakhalin regions). This extensive network of pipelines and compressor installations has been largely developed over the past 30 years. Much of the pipeline is over 10 years old with some parts of the pipeline over 30 years old. A significant part of the pipeline is protected by chemical processes of limited duration and effectiveness. In addition, large segments of the network are located in regions with harsh climates, where construction, maintenance and refurbishment is difficult and costly. Considerable sums of money are required each year to maintain the Unified Gas Supply System. Although there have been no significant delays or curtailments of the supply of natural gas to our customers recently, no assurance can be given that such delays or curtailments will not occur in the future due to the stress and corrosion of pipelines, defective construction of compressor stations, problems associated with the harsh climate or the insufficient maintenance or refurbishment of the network.

We are dependent on the links between our pipeline network and other pipeline networks that we do not control for the export of natural gas. Although it is our strategy to diversify our export routes, we are currently dependent on pipelines in Ukraine to deliver a large proportion of the natural gas we sell to customers in western Europe. We are also dependent on the Ukrainian pipeline system for a significant amount of our storage capacity. At the same time, Ukraine is dependent on us to meet its domestic requirements for natural gas. Although this interdependence is taken into account in negotiations over a number of matters, including the terms of payment for natural gas supplied by us and transit fees, and we have recently entered into an agreement with the Ukrainian government for the creation of a consortium to operate the Ukrainian pipeline system, we currently have no control over the Ukrainian pipeline and cannot prevent any material disruption in the flow of our natural gas through Ukraine. In the past, some of our gas has been diverted as it passed through Ukraine. We can only monitor the flow of natural gas into and out of Ukraine and therefore may not be able to detect losses when and where they occur.

We plan to expand our export capacity and to diversify our export routes through additional capital investments in the Yamal-Europe and Blue Stream Projects and through other export-oriented projects, such as the Transbalkan Project and the north European pipeline project under the Baltic Sea that we have recently announced. It is possible, however, that these plans will be affected by, among other things, difficulties related to localized planning and construction processes and our ability to obtain external financing on acceptable terms. No assurance can be given that we will be able to meet our construction targets. If we do not, we could experience difficulties in meeting our contractual obligations to supply gas under certain of our long-term contracts.

We depend on regular access to the domestic rouble bank loan and rouble debt markets to meet a significant portion of our financing requirements.

Our financing strategy involves the refinancing of a portion of our short-term rouble-denominated indebtedness with long-term borrowings in convertible currencies, such as the U.S. dollar and the euro. However, we fund a portion of our debt financing requirements with short-term, rouble-denominated debt, and are thus dependent on access to short-term rouble financing. This includes access to both the domestic rouble-denominated bank loan market as well as to the growing domestic market for short- to medium-term, rouble-denominated bonds. Our ability to continue to access the rouble debt markets in amounts sufficient to meet our financing needs could be adversely affected by a number of factors, including economic conditions in Russia, the health of the Russian banking and financial system in general and the extent of the exposure of individual Russian banks and other investors in the rouble debt market to Gazprom risk. If we are unable to continue to access the short-term rouble bank loan and debt markets as required, our financial condition and results of operations could be materially and adversely affected.

As an energy company we face significant environmental risks.

Our operations, which are often potentially hazardous, are subject to the risk of liability arising from environmental damage or pollution and the cost of any associated remedial work in relation thereto. We have an established environmental policy and monitor our operations in an effort to meet applicable environmental standards. We made provision in our financial statements prepared in accordance with International Accounting Standards ("IAS") for such environmental liabilities where it was probable that an obligation exists and the amount could be reasonably estimated. Such provisions have been made in accordance with what we believe is a reasonable and prudent policy which takes into account payments made in prior years, among other factors. However, in Russia in particular, federal, regional and local authorities may enforce existing laws and regulations more strictly than they have done in the past and may impose stricter environmental standards, or higher levels of fines and penalties for violations, than those now in effect. Accordingly, we are unable to estimate the future financial impact of our environmental obligations.

The Russian reserves system differs significantly from SPE International Standards and the standards applied by the United States Securities and Exchange Commission.

Most of the information relating to natural gas, gas condensate and oil reserves contained in this offering circular has been prepared on the basis of the Russian reserves system, which differs significantly from SPE International Standards and the standards applied by the United States Securities and Exchange Commission, in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves.

As of December 31, 2000, DeGolyer and MacNaughton had evaluated according to SPE International Standards approximately 85%, 70% and 56% of our A, B and C1 reserves of natural gas, gas condensate and crude oil, respectively, our gas, gas condensate and oil reserves at our 18 principal fields. We believe that the 18 fields evaluated by DeGolyer and MacNaughton are likely to contain most of our reserves which would be deemed proved or probable upon a full audit of our upstream properties. See "Business—Reserves and Production—Reserves."

Violations of existing international or U.S. sanctions could subject us to penalties that could have an adverse effect on us.

International and U.S. sanctions have been imposed on companies engaging in certain types of transactions with specified countries or companies in those countries.

Since 1997, we have been involved, in partnership with TotalFinaElf and Petronas, in a project to develop the second and third phases of the South Pars field, located in the Iranian segment of the Persian Gulf. In May 1998, the U.S. Department of State issued a determination that the investment made by our partners and us in Iran's South Pars gas and condensate field constituted activity covered by the Iran and Libya Sanctions Act ("Sanctions Act"), and, at the same time, communicated its decision to waive sanctions under Section 9(c) of the Sanctions Act with respect to such investment. The waiver applies to activities in the South Pars field only, and not to any other activities we may conduct in Iran. See "Business—Marketing—Projects and Alliances in Reserves and Production."

In November 2002 we concluded a strategic partnership agreement with LUKOIL that, among other things, provides for cooperation with respect to potential oil and gas projects in a number of countries, including Iraq and Iran. We have not yet undertaken any projects under this agreement.

If we violate existing international or U.S. sanctions, penalties could include a prohibition or limitation on our ability to obtain goods and services on the international market or to access the U.S. or international capital markets. We are not currently involved in any transactions in Iran, Iraq or other countries that could result in sanctions against us or for which we have not received a waiver of such sanctions.

Risks Relating to the Russian Federation

We are a Russian company and substantially all of our fixed assets are located in, and a significant portion of our revenues are derived from, Russia. There are certain risks associated with an investment in Russia.

Governmental instability could adversely affect the value of investments in Russia, including the Notes.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a pluralist democracy with a market-oriented economy. The course of reform has in some respects been uneven, and the composition of the Russian Government—in particular, the prime minister and the other heads of federal ministries—has at times been highly unstable. Six different prime ministers, for example, headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned and Vladimir Putin, prime minister at the time, became the acting president and was subsequently elected president on March 26, 2000. While President Putin has maintained governmental stability and policies generally oriented towards the continuation of economic reforms, no assurance can be given that such conditions will continue over time. State Duma elections are to be held at the end of 2003, and presidential elections in 2004. The value of investments in Russia, including the Notes, could be reduced and our prospects could be harmed if governmental instability recurs or if reform policies are reversed.

Conflict between federal and regional authorities and other domestic political conflicts could create an uncertain operating environment that would hinder our long-term planning ability and could adversely affect the value of investments in Russia.

The Russian Federation consists of 89 sub-federal political units, some of which exercise considerable autonomy over their internal affairs pursuant to agreements with the federal authorities. In practice, the division of authority between federal and regional governmental authorities remains uncertain and contested. This uncertainty could hinder the operation and the expansion of our business.

For example, to achieve consistency in the regulation of natural gas supplies throughout Russia, the federal authorities have assumed responsibility for the development and implementation of state policy with respect to the supply of natural gas and the industrial and environmental safety of such supplies in Russia. However, regional and local authorities have a significant degree of autonomy in exercising their rights over the use of land and natural resources (including natural gas). Accordingly, the relationship between the relevant federal, regional and local authorities as well as between us and such authorities can have a significant impact on the conditions under which we can operate in any particular region.

In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to communal tensions and military conflict. From 1994 to 1996 and since 1999, Russian military forces have been engaged in operations in Chechnya, bringing normal economic activity within Chechnya to a halt and disrupting the economy of the neighboring region, and groups associated with the Chechen opposition have committed various acts of terrorism in population centers in Russia, resulting in significant loss of life, injury and damage to property. The spread of violence, or political measures taken to counter violence, such as the imposition of a state of emergency, could hinder the operation and the expansion of our business.

Economic Risks

Economic instability in Russia could adversely affect our business.

Since the dissolution of the Soviet Union, the Russian economy has experienced at various times:

- significant declines in gross domestic product;
- hyperinflation;
- an unstable currency;
- high Government debt relative to gross domestic product;
- a weak banking system providing limited liquidity to Russian enterprises;
- high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;
- significant use of barter transactions and illiquid promissory notes to settle commercial transactions;
- widespread tax evasion;
- growth of "black" and "gray" market economies;
- high levels of capital flight;
- corruption and extensive penetration of organized crime into the economy;
- significant increases in unemployment and underemployment; and
- high poverty levels among the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian Government defaulted on its rouble-denominated securities, the Central Bank stopped its support of the rouble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the rouble and a sharp increase in the rate of inflation; a dramatic decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies, and resulted in the losses of bank deposits in some cases.

There can be no assurance that recent trends in the Russian economy, such as the increase in the gross domestic product, a relatively stable rouble, and a reduced rate of inflation, will continue or will not be abruptly reversed. Moreover, the recent fluctuations in international oil and natural gas prices, the strengthening of the

rouble in real terms relative to the U.S. dollar and the consequences of a relaxation in monetary policy, or other factors, could adversely affect Russia's economy and our business in the future.

We face inflation and foreign exchange rate risks that could adversely affect our results of operations.

Over 60% of our gross sales (including excise tax and net of VAT) for the nine months ended September 30, 2002 and 67%, 74% and 51% for the years ended December 31, 2001, 2000 and 1999, respectively, were denominated in U.S. dollars or euro, while most of our costs were denominated in RR. The relative movement of inflation and exchange rates therefore significantly affects our results of operations. In particular, our operating margins are generally adversely affected by a real appreciation of the rouble against the U.S. dollar or euro (i.e., by an inflation rate that is higher than the rate at which the rouble is depreciating against the U.S. dollar or euro), because this will generally cause our costs to increase in real terms relative to our sales revenues. Conversely, our operating margins are generally positively affected by a real depreciation of the rouble against the U.S. dollar or euro, because this will generally cause our costs to decrease in real terms relative to our sales revenues. Continued real appreciation of the rouble against the U.S. dollar and the euro could adversely affect our financial condition and results of operations. See "Management's Discussion and Analysis of Results of Operations—Certain Factors Affecting our Results of Operations—Impact of the change in purchasing power of the RR and fluctuations in RR exchange rates against the U.S. dollar and euro."

At the same time, a high rate of inflation in Russia results in a decline in the value of our rouble-denominated monetary assets, such as rouble deposits, domestic debt instruments and accounts receivable.

We may have difficulty converting roubles into other currencies, which could adversely affect our business.

We are currently required to repatriate and convert into roubles 50% of our proceeds from export sales, though in the past this percentage has been as high as 75%. The percentage of proceeds we are required to repatriate and convert into roubles may be increased or decreased from time to time by the Russian authorities. Restrictions on our ability to convert our rouble revenues into foreign currencies, or to reconvert the roubles we obtain pursuant to the mandatory repatriation and conversion requirements, may adversely affect our business, results of operations and our ability to repay the Notes. The rouble is not convertible outside the Commonwealth of Independent States, so our ability to hedge against fluctuations by converting to other currencies is significantly limited. Within Russia, our ability to convert roubles into other currencies is subject to rules and procedures that restrict the purposes for which conversion and payment in foreign currencies is allowed. In addition, because of the limited development of the foreign currency market in Russia, we may experience difficulty converting roubles into other currencies, although we have been successful to date in doing so.

If we fail to receive a license from the Central Bank of Russia when needed, or if an existing license is taken away from us, we may be adversely affected.

Most capital transactions with foreign currencies require transaction-specific currency licenses from the Central Bank of Russia, and we have obtained such licenses in connection with a number of our secured borrowings, and guarantees. Although we have been successful in obtaining Central Bank licenses in the past, no assurance as to our future success in obtaining such licenses can be given. Applying for a currency license is a burdensome and time-consuming process. The Central Bank of Russia may impose additional requirements or deny our request for currency licenses on an arbitrary basis, which could harm our business and results of operations. The loss of a Central Bank license, the breach of the terms of a Central Bank license or our failure to obtain Central Bank licenses in the future could result in significant delays in purchasing equipment, cash flow difficulties and fines and penalties and non-payment of our obligations.

Russia's physical infrastructure is in very poor condition, which could disrupt normal business activity.

As a general matter, Russia's physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission, communication systems and building stock. For example, during the winter of 2000-2001, electricity and heating shortages in Russia's far-eastern Primorye region seriously disrupted the local economy. Road conditions throughout Russia are poor, with many roads not meeting minimum requirements for usability and safety. The Government is actively considering plans to reorganize the nation's rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of Russia's physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations, and this could have a material adverse effect on our business.

Fluctuations in the global economy may adversely affect Russia's economy and our business.

Russia's economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. Additionally, because Russia is one of the world's largest producers of, and a major exporter of, natural gas and oil, the Russian economy is especially sensitive to the price of natural gas and oil on the world markets, and a decline in the price of natural gas and oil could slow or disrupt the Russian economy. These developments could severely limit our access to capital and could adversely affect the purchasing power of our customers and thus our business.

Social Risks

Crime and corruption could disrupt our ability to conduct our business and could materially adversely affect our financial condition and results of operations.

The political and economic changes in Russia since the early 1990s have resulted in reduced policing of society and increased lawlessness. Organized criminal activity has reportedly increased significantly since the dissolution of the Soviet Union, particularly in large metropolitan centers and with respect to a substantial increase in property crime in large cities. In addition, the Russian and international press have reported high levels of official corruption in Russia and the FSU, including the bribing of officials for the purpose of initiating investigations by Government agencies. Press reports have also described instances in which Government officials have engaged in selective investigations and prosecutions to further interests of the Government and individual officials. Additionally, published reports indicate that a significant number of Russian media regularly publish slanted articles in return for payment. Our business, and the value of the Notes, could be adversely affected by illegal activities, corruption or by claims implicating us in illegal activities.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our ability to conduct our business effectively.

The failure of the Government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes that included blocking major railroads. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, with restrictions on foreign involvement in the economy of Russia; and increased violence. Any of these could restrict our operations and lead to a loss of revenue, materially adversely affecting us.

Risks Relating to the Russian Legal System and Russian Legislation

Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and for business activity.

Russia is still developing the legal framework required by a market economy. Several fundamental Russian laws have only recently become effective. The recent nature of much of Russian legislation and the rapid evolution of the Russian legal system place the enforceability and underlying constitutionality of laws in doubt and result in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often leaves substantial gaps in the regulatory infrastructure. Among the risks of the current Russian legal system are:

- since 1991, Soviet law has been largely, but not entirely, replaced by a new legal regime as established by the 1993 Federal Constitution, the 1995 Civil Code and by other federal laws, and by decrees, orders and regulations issued by the president, the Government and federal ministries, which are, in turn, complemented by regional and local rules and regulations. These legal norms, at times, overlap or contradict one another;
- limited judicial and administrative guidance on interpreting Russian legislation;

- the relative inexperience of judges in interpreting Russian legislation;
- a high degree of discretion on the part of governmental authorities; and
- bankruptcy procedures that are not well developed and are subject to abuse.

All of these weaknesses could affect our ability to enforce our rights under contracts, or to defend us against claims by others.

Inexperience and lack of independence of certain members of the judiciary and the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent us or investors from obtaining effective redress in a court proceeding, including in respect of expropriation or nationalization.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Russia is a civil law jurisdiction and, as such, judicial precedents have no binding effect on subsequent decisions. In addition, most court decisions are not readily available to the public. Enforcement of court judgments can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court judgments are not always enforced or followed by law enforcement agencies.

There are also legal uncertainties relating to property rights. During Russia's transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization, or in the event our business is reorganized. Expropriation or nationalization of any of our entities, their assets or portions thereof, or their break-up into separate companies, potentially with little or no compensation, could have a material adverse effect on our operations and revenues, and on the value of the Notes.

Unlawful or arbitrary Government action may have an adverse effect on our business.

Government authorities have a high degree of discretion in Russia and at times exercise their discretion arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law. Moreover, the Government also has the power in certain circumstances, by regulation or Government act, to interfere with the performance of, nullify or terminate contracts. Unlawful or arbitrary governmental actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and/or to void transactions, often for political purposes. Unlawful or arbitrary government action, if directed at us, could have a material adverse effect on our business, and on the value of the Notes.

The rights of our shareholders, the public reporting requirements and the Russian Accounting Regulations to which we are subject differ significantly from comparable listed companies in other jurisdictions.

Our corporate affairs are governed by our Charter, internal regulations adopted pursuant to our Charter and by laws governing companies incorporated in Russia. The rights of shareholders and the responsibilities of members of the Board of Directors and the Management Committee under Russian law are different from, and may be subject to certain requirements not generally applicable to, corporations organized in the United States, the United Kingdom or other jurisdictions. See "Management—Description of our Management."

We are subject to Russian law, which contains certain regular disclosure requirements including the requirement to publish annual financial statements in accordance with Russian Accounting Regulations, together with an independent auditor's report. In addition, since 1997, the Russian Ministry of Finance has required all joint stock companies that are natural monopolies to produce annual financial statements prepared in accordance with IAS in addition to financial statements prepared in accordance with Russian accounting standards. We have

published financial statements in accordance with IAS since 1996. Due to the large number of our subsidiaries, the wide geographic range of our business and the fact that our systems and processes are tailored for Russian statutory requirements, it takes us longer than most western companies to prepare our consolidated annual and interim financial reports and our consolidated periodic internal accounts.

In accordance with Russian legislation, we are obliged to file quarterly reports on our activities to the Federal Commission on the Securities Markets within 30 days after the end of the relevant quarter. Such reports include certain information about us, our management, subsidiaries, affiliates, selected financial and business information (such as events of litigation, quarterly accounts prepared in accordance with Russian accounting standards, etc.) but do not contain all of the information contained in our IAS financial statements. We have regularly published such reports since the fourth quarter of 1998 and generally comply with the reporting requirements, although in the past we did not always meet the deadlines for filing such reports for technical reasons and were fined a nominal amount. We have not yet filed our quarterly report for the period ended December 31, 2002.

In addition, Russian law requires certain disclosure by open joint stock companies, such as the disclosure of annual reports, annual accounts (audited and approved by shareholders), any material facts affecting the financial condition and the business of the relevant company, certain board of directors' resolutions and lists of affiliated companies.

The Russian Federal Securities Market Commission has recently issued a corporate governance code and is recommending that it be adopted by all Russian public companies.

In light of the current focus on corporate governance issues, we reviewed our own position on such issues and established a special committee headed by a First Deputy Chairman of the Management Committee to develop a corporate governance code for the Company. Such a code was adopted by the Annual Shareholders Meeting of the Company in June 2002. In addition, on September 27, 2002, our Board of Directors enacted procedures to improve the co-ordination of transactions and to increase the level of control by the Board of Directors over the work of the Management Committee. See "Certain Transactions."

Despite these initiatives, there is nonetheless less publicly-available information about us than there is available for comparable listed companies in, for example, the United States or the United Kingdom.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code, the Federal Law on Joint Stock Companies and the Federal Law on Limited Liability Companies generally provide that shareholders in a Russian joint stock company or members in a Russian limited liability company are not liable for the obligations of the joint stock company or limited liability company and bear only the risk of loss of their investment. An exception to this rule, however, is when the shareholder of a joint stock company or limited liability company is capable of making decisions for such company. A company capable of making such decisions is called an effective parent. The company whose decisions are capable of being so determined is called an effective subsidiary. Under certain circumstances the effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions. In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. Accordingly, in our position as effective parent of the subsidiaries in which we own, directly or indirectly, more than 50% of the charter capital, we could be liable for their debts. This liability, which is joint and several with the liability of the subsidiaries, could materially adversely affect us.

Some transactions between us and interested parties or affiliated companies require the approval of disinterested directors or shareholders and our failure to obtain approvals could cause our business to suffer.

Russian law requires a company that enters into transactions with certain types of its affiliates that are referred to as "interested party transactions" to comply with special approval procedures. Under Russian law, an "interested party" includes (i) members of the board of directors or the collegial executive body of the company, (ii) the CEO of the company (including a managing organization or manager), (iii) any person that owns, together with that person's affiliates, at least 20% of the company's voting shares or (iv) a person who on legal grounds has the right to give mandatory instructions to the company, if any of the above listed persons, or a close relative or affiliate of such person, is:

- a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction; .
- the owner of at least 20% of the shares in a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction; or
- a member of the board of directors or the collegial executive body or the CEO of a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction or an officer of the managing organization of such company.

Transactions between members of a consolidated corporate group may be considered to be interested party transactions in certain circumstances, even when the companies involved are wholly-owned by the parent company.

Under applicable Russian law, interested party transactions are to be approved by a majority of the disinterested independent members of the board of directors of the company. Where all the directors are interested, or are not independent, or if the subject matter of the transaction exceeds 2% of the balance sheet assets of the company determined under Russian accounting principles with certain exceptions for share placements), a majority vote of the disinterested shareholders of the company is required. The consequence of not having obtained the appropriate approval is that the transaction in question may be declared invalid upon a claim by the company or any of its shareholders.

In certain circumstances, such as when an interested party transaction is entered into between companies within our Group, the transaction will not always be submitted to the boards of directors of the companies for advance approval because, under Russian law, the lack of advance approval makes the transaction voidable, but not void. If any transaction is challenged in court, the matter of approving it will be submitted for consideration to the boards of directors. In 2000, 2001 and 2002, the Board of Directors of OAO Gazprom approved certain transactions after, rather than before, they were consummated, and since 1996 the Board of Directors has never recognized any such transaction to be contrary to OAO Gazprom's interests or denied approval thereof *post factum*. We cannot be certain that any such *post factum* approval would be obtained in the future or, if obtained, would be effective under Russian Law.

In accordance with certain existing judicial practice with respect to the consideration of claims seeking the invalidation of transactions in other legal contexts, *post factum* approval has been regarded as being a sufficient basis for the claim to be rejected. While there can be no assurance that a claim for a violation of the interested party transaction approval requirements would also be rejected, we have proceeded when we have believed it to be necessary to do so on the basis that judicial practice in this area would be similar. However, on the basis that the Joint Stock Company Law, following the amendments which became effective on January 1, 2002, now explicitly requires that interested party transactions should be approved in advance, it is unclear whether future judicial practice will uphold *post factum* approval of interested party transactions concluded after January 1, 2002. Any successful challenge to our interested party transactions could result in the invalidation of transactions that are important to our business. See "Certain Transactions."

Russian tax law is not fully developed and is subject to frequent changes which could have an adverse effect on us.

We are subject to a broad range of taxes imposed at the federal, regional and local levels, including but not limited to excise and export duties, income tax, mineral severance tax, property tax and social taxes. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Certain Factors Affecting our Results of Operations—Our high tax burden."

Laws related to these taxes, such as the Tax Code, have been in force for a short period relative to tax laws in more developed market economies and the government's implementation of these tax laws is often unclear or inconsistent. Accordingly, few precedents with regard to the interpretation of these laws have been established. Often, differing opinions regarding legal interpretation exist both between companies subject to such taxes and the government and within government ministries and organizations, such as the Ministry of Taxes and Duties and its various inspectorates, creating uncertainties and areas of conflict. Generally, tax declarations remain open and subject to inspection by tax and/or customs authorities for a period of three years following the tax year. The fact that a year has been reviewed by tax authorities does not close that year, or any tax declaration applicable to that year, from further review during the three-year period. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

The taxation system in Russia is subject to frequent change and inconsistent enforcement at the federal, regional and local levels. Until the recent adoption of the new Tax Code, the system of tax collection was relatively ineffective, resulting in the continual imposition of new taxes in an attempt to raise government revenues. There can be no assurance that the Tax Code will not be changed in the future in a manner adverse to the stability and predictability of the tax system. These factors, plus the potential for government deficits, raise the risk of a sudden imposition of additional taxes on us. This could adversely affect us.

The Government is currently revising the Russian tax system. The new tax system is intended to reduce the number of taxes and the overall tax burden on businesses and to simplify the tax laws. However, the revised tax system relies heavily on the judgments of local tax officials and fails to address many of the existing problems. The current tax system imposes a significant tax burden on Russian companies and suffers from numerous inefficiencies. Even if further reforms to tax legislation are enacted, they may not result in a reduction of the tax burden on Russian companies and the establishment of a more efficient tax system. Conversely, they may introduce additional tax collection measures. Accordingly, we may have to pay significantly higher taxes, which could have a material adverse effect on our business.

Risks Relating to the Notes and the Trading Market

The Bank's rights to receive payments under the Loan (and therefore its ability to make payments under the Notes as they fall due) are effectively subordinated to any liabilities of our subsidiaries and could be adversely affected if any of these subsidiaries declares bankruptcy, liquidates or reorganizes.

Most of our operations are conducted through our subsidiaries and to a large extent we depend on the earnings and cash flows of these subsidiaries to meet our debt obligations, including our obligations under the Loan. In addition, our subsidiaries' assets constitute a significant part of our operating assets. Finally, our subsidiaries have significant liabilites, including accounts payable and accrued charges, taxes payable, restructured tax liabilities, other long-term liabilities and provisions for liabilities and charges. Because our subsidiaries do not guarantee the payment obligations of our parent company, OAO Gazprom, under the Loan or the Bank's payment obligations under the Notes, neither the Bank nor you will have any direct claim on our subsidiaries' cash flows or assets. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, their creditors will generally be entitled to payment of their claims from the cash flows and assets of those subsidiaries before any cash flows or assets are made available for distribution to us as a shareholder. This may adversely affect our ability to service our payment obligations under the Loan.

We have borrowed under a number of secured credit facilities and we will seek to continue to incur secured debt in the future.

As of September 30, 2002, our parent company, OAO Gazprom, the obligor under the Loan, had borrowed approximately U.S.$7.35 billion under various secured credit facilities, and OAO Gazprom expects to incur additional secured debt in the future. The assets securing these obligations consist primarily of our export receivables under our long-term contracts with European customers.

We understand that the Government is subject to a negative pledge clause in its borrowings from the International Bank of Reconstruction and Development (the "IBRD"). The negative pledge clause prevents any entity owned or controlled by, or operating for the account or benefit of, the Government from pledging any of its assets to secure further borrowings unless the IBRD is equally and ratably secured. Whether we should be considered such an entity, and thus subject to this negative pledge clause, is uncertain. This uncertainty will be heightened if the Government increases its direct ownership interest in us to more than 50% of our shares. Were the negative pledge clause in the Government's IBRD borrowings to apply, we do not know whether the Government would be prepared to let us continue to borrow on a secured basis, or whether potential lenders would continue to be willing to loan to us on a secured basis.

The lack of a public market for the Notes could reduce the value of your investment.

There is no existing market for the Notes. The Notes are expected to be listed on the Luxembourg Stock Exchange and to be eligible for trading in the PORTAL System by qualified institutional buyers in the United States. However, there can be no assurance that a liquid market will develop for the Notes, that holders of the Notes will be able to sell their Notes, or that such holders will be able to sell their Notes for a price that reflects their value.

Payments we make under the Loan may be subject to Russian withholding tax.

In general, payments of interest on borrowed funds by a Russian entity to a non-resident legal person are subject to Russian withholding tax at the rate of 20%, absent reduction or elimination pursuant to the terms of an applicable double tax treaty. Based on professional advice we have received, we believe that payments of interest on the Loan should not be subject to withholding under the terms of the double tax treaty between Russia and the Federal Republic of Germany. However, there can be no assurance that such relief will be obtained. In addition, if interest under the Loan becomes payable to the Trustee pursuant to the Trust Deed, any benefit of the double tax treaty between Russia and the Federal Republic of Germany will cease and payments of interest could be subject to Russian withholding tax.

Prior to January 1, 2002, a claim for treaty relief from Russian withholding tax was subject to preliminary approval by the Russian tax authorities after review of relevant contracts. As of January 1, 2002, such preliminary approval from and contract disclosure to the Russian tax authorities is no longer required. As a result of this new procedure, the Russian tax authorities may review the Bank's eligibility for treaty relief in greater detail during tax audits.

If the payments under the Loan are subject to any withholding of Russian tax (as a result of which the Bank would reduce payments under the Notes in the amount of such withholding), we are obliged to increase payments as may be necessary so that the net payments received by the Noteholders will not be less than the amounts they would have received in the absence of such withholding. It should be noted, however, that gross-up provisions may not be enforceable under Russian law. If we are obliged to increase payments, we may, subject to certain conditions, prepay the Loan in full. In such case, all outstanding Notes would be redeemable at par with accrued interest. See "Terms and Conditions of the Notes."

Tax might be withheld on dispositions of the Notes in Russia, reducing their value.

If a non-resident holder that is a legal person or organization sells Notes and receives proceeds from a source within Russia, there is a risk that the part of the payment, if any, representing accrued interest may be subject to a 20% Russian withholding tax. Where proceeds from a disposition of the Notes are received from a source within Russia by an individual non-resident holder, a similar withholding tax would be charged at a rate of 30% on gain from the disposition. The imposition or possibility of imposition of this withholding tax could adversely affect the value of the Notes.

Financial instability in emerging markets could cause the price of the Notes to suffer.

Financial instability in Russia and other emerging market countries in 1997 and 1998 adversely affected market prices in the world's securities markets for the debt and equity securities of companies that operate in those countries. Financial instability in emerging market countries other than Russia could adversely affect the market price of the Notes, even if the Russian economy remains relatively stable.

Risks Relating to the German Insolvency Code

Provisions of the German Insolvency Code may adversely affect the security given pursuant to the Trust Deed.

Clause 4.1 of the Trust Deed provides for an English-law charge in favor of the Trustee for the benefit of Noteholders over certain amounts as well as certain claims and other rights of the Bank under the Loan. Section 166(2) of the German Insolvency Code provides that receivables assigned under German law for security purposes may, after the opening of insolvency proceedings involving the assignor, only be enforced by the assignee if the insolvency administrator does not exercise its power of discretion to enforce the receivables. If the insolvency administrator so does, it will be entitled to withhold in favor of the bankruptcy estate from the enforcement proceeds a flat-rate fee for establishment and enforcement a total of 9% subject to adjustment in case of higher or lower actual costs of enforcement, in each case plus value added tax, if any, thereon pursuant to Sections 170(1) and 171 of the Insolvency Code. If the insolvency administrator allows the assignee to enforce the receivables, the assignee will be obliged to pay a flat-rate fee of 4% plus value added tax, if any, thereon to the bankruptcy estate pursuant to Sections 170(2) and 171(1) of the Insolvency Code. The provisions of Section 166(2) of the Insolvency Code may affect the security given pursuant to the Trust Deed and, although we have been informed that the Bank believes that the better view is that an English-law charge should be subject to Section 166(2), the issue is not free from doubt and the possibility cannot be excluded that a German court will hold that an English-law charge should be subject to such Section 166(2).

USE OF PROCEEDS

The proceeds from the offering of the Notes will be used by the Bank for the sole purpose of financing the Loan. The net proceeds of the Loan, expected to be U.S.$● million after the deduction of commissions and expenses relating to the offering of the Notes, will be used by us for general corporate purposes, including, in particular, retirement of short-term indebtedness.

CAPITALIZATION

The following table shows our unaudited consolidated cash and cash equivalents, certain restricted cash, short-term loans and promissory notes, current portion of long-term borrowings and total capitalization, including long-term borrowings, long-term promissory notes payable and shareholders' equity, as of September 30, 2002, extracted from our unaudited consolidated interim condensed financial information as of and for the nine months ended September 30, 2002 and as adjusted to give effect to the application of the net proceeds of the offering as described under "Use of Proceeds." For further information regarding our financial condition, see "Selected Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial information included elsewhere in this offering circular.

All RR amounts are expressed in constant RR as of September 30, 2002 purchasing power. The U.S. dollar amounts set forth below were not included in our annual audited consolidated or unaudited consolidated interim condensed financial information and are provided for convenience only. They should not be construed as representations that the Rouble amounts have been or could be converted into U.S. dollars at that or any other rate or as being representative of U.S. dollar amounts that would have resulted if we reported in U.S. dollars. The U.S. dollar amounts have been translated from the RR amounts at the rate of RR31.64 = U.S.$1.00, which is the rate published by the Central Bank of Russia on September 30, 2002.

	As of September 30, 2002		As adjusted
	(in millions of Roubles)[2]	(in millions of U.S.$)[2]	(in millions of U.S.$)[2][3]
Cash and cash equivalents and certain restricted cash[1]	71,223	2,251	•
Short-term borrowings and current portion of long-term borrowings	195,569	6,181	•
Short-term promissory notes payable	54,318	1,717	
Long-term borrowings	216,785	6,852	•
Long-term promissory notes payable	11,396	360	
Shareholders' equity			
Share capital	311,918	9,858	•
Treasury shares	(17,858)	(564)	•
Retained earnings and other reserves	1,348,117	42,608	•
Total shareholders' equity	1,642,177	51,902	•
Total capitalization[4]	1,870,358	59,114	•

Notes:

(1) Includes cash restricted as to withdrawal under the terms of certain borrowings and other contractual obligations but excludes cash restricted as to withdrawal under banking regulations.

(2) Unaudited.

(3) Adjusted to give effect to the receipt of the Loan but not adjusted to give effect to any other changes subsequent to September 30, 2002.

(4) Totals may not add due to rounding.

There have been no material changes in our total capitalization since September 30, 2002, other than, as at December 31, 2002, a RR35,168 million net increase in long-term borrowings and a RR9,961 million net increase in long-term promissory notes payable, incurred by OAO Gazprom and Gazprombank.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set forth below shows our historical consolidated financial information as of December 31, 2001, 2000 and 1999 and for the years then ended and as of September 30, 2001 and 2002 and for the nine months then ended. The annual consolidated financial information as of December 31, 1999, 2000 and 2001 and for the years then ended has been extracted from, and should be read in conjunction with, the annual audited consolidated financial statements included elsewhere in this offering circular. The interim consolidated financial information as of September 30, 2002 and 2001 and for the nine months then ended has been extracted from, and should be read in conjunction with, the unaudited consolidated interim condensed financial information included elsewhere in this offering circular. The annual and interim consolidated financial information should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

Our annual consolidated financial statements have been prepared in accordance with IAS. Our interim consolidated condensed financial information is prepared in accordance with IAS 34. IAS differs in certain respects from U.S. GAAP. For a summary of certain differences between IAS and U.S. GAAP that are relevant to us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Certain Differences between IAS and U.S. GAAP."

Our consolidated financial information include a restatement for changes in the general purchasing power of the RR in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy such as Russia's be stated in terms of the measuring unit current at the most recent balance sheet date. The restatement is calculated from the conversion factors derived from the Russian Federation Consumer Price Index, published by Goskomstat, and from indices obtained from other published sources for years prior to 1992.

The impact of stating our financial information in terms of the measuring unit current at the most recent balance sheet date is to:

- inflate current period transactions recorded in the statement of operations of the local statutory books by the average rate of inflation for the period in order to state them in terms of the purchasing power of the RR as of the balance sheet date (i.e. using the average inflation factor of 1.0335 for all relevant transactions in the nine months ended September 30, 2002);
- restate the period end non-monetary assets and liabilities and shareholders' equity, including share capital, in terms of the measuring unit current as of the period end; and
- restate all comparatives, both monetary and non-monetary items, in terms of the purchasing power of the RR as of the most recent balance sheet date (i.e. for the information included in this offering circular, to inflate the comparatives in terms of the purchasing power of the RR as of September 30, 2002).

The restatement of all comparatives, in particular, can have a significant impact on our reported sales and operating margins. For example, sales expressed in constant RR will decrease if increases in nominal prices are lower than inflation and will increase less than might otherwise be expected even when increases in nominal prices are higher than inflation. Our ability to increase the prices we charge for our gas sales in the domestic market is constrained by Government regulations, and the impact of U.S. dollar and euro price increases for our export sales has been offset in recent periods by the real appreciation of the RR (i.e., by a rate of inflation that is higher than the rate at which the RR is depreciating against the U.S. dollar or euro). As a result, our reported sales have lagged behind the increases in our actually realized prices in nominal terms. On the other hand, our costs, which are mainly in RR and are generally not regulated, have tended to increase in line with or even above inflation in recent periods.

In addition, the restatement of all comparatives can have a significant impact on our debt balances. For example, even though we borrowed more than we repaid during the nine months ended September 30, 2002 and the years ended December 31, 2001, 2000 and 1999, the restatement of our comparatives into current purchasing power results in our reported debt balances having declined. (The ratios we show below are not affected by this, because the other components of the ratios are subject to similar adjustments.)

All RR amounts set forth below are expressed in constant RR as of September 30, 2002 purchasing power. The U.S. dollar amounts set forth below were not included in our annual consolidated financial statements or our interim consolidated condensed financial information and are provided for convenience only. They should not be construed as representations that the RR amounts have been or could be converted into U.S. dollars at that or any

other rate or as being representative of the U.S. dollar amounts that would have resulted if we reported in U.S. dollars. The U.S. dollar amounts have been translated from the RR amounts at the rate of RR31.64 = U.S.$1.00, which is the rate published by the Central Bank of Russia on September 30, 2002.

	Nine months ended September 30,				Year ended December 31,					
	2002		2001		2001		2000		1999	
	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR
	(amounts in millions except Certain Ratios)									
Statement of Operations										
Sales	13,287	420,396	16,129	510,307	21,614	683,859	22,388	708,366	16,595	525,080
Operating expenses, of which	(10,289)	(325,550)	(10,878)	(344,173)	(15,365)	(486,148)	(16,865)	(533,614)	(15,375)	(486,467)
Depreciation	(2,070)	(65,509)	(2,120)	(67,070)	(3,027)	(95,790)	(2,916)	(92,261)	(2,615)	(82,731)
Provisions[1]	(264)	(8,364)	(441)	(13,938)	(1,415)	(44,768)	(3,646)	(115,355)	(3,229)	(102,165)
Operating profit	2,998	94,846	5,250	166,134	6,249	197,711	5,523	174,752	1,220	38,613
Net interest expense[2]	(571)	(18,057)	(675)	(21,369)	(822)	(26,015)	(1,483)	(46,934)	(972)	(30,755)
Other finance benefit (cost)[3]	112	3,546	723	22,863	489	15,460	591	18,708	(1,757)	(55,594)
Other[4]	732	23,162	837	26,481	1,110	35,113	1,762	55,758	2,469	78,114
Profit tax (expense) benefit, of which	(2,736)	(86,570)	(5,016)	(158,718)	(6,463)	(204,488)	5,535	175,132	(4,901)	(155,041)
Current profit tax expense	(1,311)	(41,490)	(2,672)	(84,554)	(2,879)	(91,080)	(2,870)	(90,819)	(1,224)	(38,715)
Deferred profit tax (expense) benefit	(1,425)	(45,080)	(2,344)	(74,164)	(3,584)	(113,408)	8,405	265,951	(3,677)	(116,326)
Minority interest	(30)	(964)	57	1,815	(162)	(5,121)	(63)	(1,989)	(9)	(288)
Net profit (loss)	505	15,963	1,177	37,206	401	12,660	11,865	375,427	(3,950)	(124,951)

	As of September 30,		As of December 31,					
	2002		2001		2000		1999	
	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR
	(amounts in millions except Certain Ratios)							
Balance Sheet								
Assets								
Total current assets, of which	13,770	435,681	15,020	475,232	15,795	499,757	15,375	486,450
Cash and cash equivalents and restricted cash[5]	2,251	71,223	2,764	87,442	1,770	56,015	1,654	52,338
Total long-term assets, of which	60,823	1,924,443	59,882	1,894,667	62,186	1,967,554	58,153	1,839,973
Property, plant and equipment	54,789	1,733,520	54,052	1,710,209	53,131	1,681,079	52,873	1,672,888
Liabilities and equity								
Total current liabilities, of which	12,603	398,747	13,655	432,029	15,669	495,774	15,402	487,313
Taxes payable	1,191	37,673	1,921	60,783	4,747	150,203	6,701	212,023
short-term borrowings and current portion of long-term borrowings	6,181	195,569	5,854	185,206	4,640	146,808	4,241	134,199
short-term promissory notes payable	1,717	54,318	2,134	67,527	2,387	75,532	1,037	32,799
Total long-term liabilities, of which	9,792	309,808	9,072	287,037	10,153	321,234	17,516	554,196
long-term borrowings	6,852	216,785	7,197	227,720	8,495	268,785	11,627	367,871
long-term promissory notes payable	360	11,396	432	13,677	257	8,117	—	—
Restructured tax liabilities[3]	368	11,635	666	21,060	367	11,615	—	—
Minority interest	297	9,392	527	16,677	361	11,434	308	9,738
Total shareholders' equity	51,902	1,642,177	51,648	1,634,156	51,797	1,638,869	40,303	1,275,176

	As of and for the nine months ended September 30,				As of and for the year ended December 31,					
	2002		2001		2001		2000		1999	
	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR
	(amounts in millions except Certain Ratios)									
Certain Ratios										
Adjusted EBITDA[6]	5,096	161,252	7,308	231,222	9,628	304,631	10,990	347,725	6,429	203,421
Gross interest expense[7]	(770)	(24,364)	(888)	(29,047)	(1,252)	(39,620)	(1,957)	(61,907)	(1,510)	(47,772)
Net interest expense[8]	(571)	(18,057)	(645)	(21,369)	(822)	(26,015)	(1,483)	(46,934)	(972)	(30,755)
Total debt[9]	15,477	489,703	N/A		16,283	515,190	16,146	510,857	16,905	534,869
Net debt[10]	13,226	418,480	N/A		13,519	427,748	14,376	454,842	15,251	482,531
Adjusted EBITDA/Gross interest expense	6.62		8.23		7.69		5.62		4.26	
Adjusted EBITDA/Net interest expense	8.93		11.33		11.71		7.41		6.61	
Net debt/Adjusted EBITDA	N/A		N/A		1.40		1.31		2.37	

Notes:

(1) Includes impairment provisions for accounts receivable and prepayments, assets under construction, investments and other long-term assets, guarantees and other charges, and inventory obsolescence.

(2) Interest expense on taxes payable and other interest expense, offset by interest income. See note 3 below for an explanation of interest expense on taxes payable.

(3) Exchange gain and gain on restructured taxes, less exchange loss.

On September 3, 1999 the Government issued regulation # 1002 allowing certain companies to negotiate the restructuring of various overdue taxes, interest and fines due to federal government authorities over ten years. Interest accrues on the restructured tax payables (excluding interest and fines) at a rate of 5.5% per annum, representing 1/10 of the Central Bank of Russia's annual refinancing rate (55%) as specified in the regulation, and is paid quarterly. Current tax payments must be made timely. If the terms of the restructuring agreement are violated, the original nominal value of the tax payable (including interest and fines) becomes due with additional interest of 1/300 of the Central Bank refinancing rate accruing for each day since the restructuring agreement.

During the years ended December 31, 2001 and 2000 and the nine month period ended September 30, 2002, certain of our subsidiaries signed such restructuring agreements. This resulted in the recognition of a gain in each of the respective periods based on the difference between the estimated fair value of the new agreements (based on discounted future cash flows) and the carrying amount of the old payables. This gain is reflected in gain on restructured taxes. Following the restructurings, we recognize the amortization of the discount and the interest accruing under the restructuring agreements as interest expense on taxes payable, which also includes interest that accrues when tax payments are overdue.

(4) Monetary gain and share of net income (losses) of associated undertakings and gains (losses) on available-for-sale investments. Monetary gain reflects the effect of inflation on our net monetary liability position as a result of the application of IAS 29.

(5) Cash and cash equivalents and certain restricted cash include balances of cash and cash equivalents restricted as to withdrawal under the terms of certain borrowings and other contractual obligations but exclude cash restricted as to withdrawal under banking regulations.

(6) Operating profit plus depreciation and the provisions referred to in note 1 above except the provisions for accounts receivable and prepayments. Provisions for accounts receivable and prepayments were RR7,467 million, RR15,920 million, RR33,638 million, RR34,643 million and RR20,088 million for the nine months ended September 30, 2002 and 2001 and the years ended December 31, 2001, 2000 and 1999, respectively. Adjusted EBITDA should not be considered as an alternative to net profits, operating profit, net cash provided by operating activities or any other measure of performance under IAS.

(7) Interest expense on taxes payable and other interest expense. See note 3 above for an explanation of interest expense on taxes payable.

(8) Gross interest expense less interest income.

(9) Short-term borrowings and current portion of long-term borrowings, short-term promissory notes payable, long-term borrowings, long-term promissory notes payable and restructured tax liabilities.

(10) Total debt less cash and cash equivalents and balances of cash and cash equivalents restricted as to withdrawal under the terms of certain borrowings and other contractual obligations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations as of September 30, 2002 and 2001 and December 31, 2001, 2000 and 1999 and the periods then ended in conjunction with our unaudited interim consolidated condensed financial information as of and for the nine months ended September 30, 2002 and 2001 and the audited financial statements as of and for the years ended December 31, 2001, 2000 and 1999. The Consolidated Financial Statements and the related Notes thereto have been prepared in accordance with International Accounting Standards ("IAS"), which differ in certain respects from generally accepted accounting principles applied in the United States. For a summary of the significant differences between IAS and U.S. GAAP that are relevant to Gazprom, see "Summary of Certain Differences Between IAS and U.S. GAAP." All RR amounts are expressed in constant RR as of September 30, 2002 purchasing power. The U.S. dollar amounts, except as indicated, have been translated from the RR amounts at the rate of RR31.64 = U.S.$1.00, which is the rate published by the Central Bank of Russia on September 30, 2002.

OVERVIEW

We are the world's largest natural gas company, and the world's largest publicly-traded hydrocarbons company, in terms of reserves, transportation and production volumes. Our revenues are primarily derived from sales of natural gas to western and central Europe, Russia and other former Soviet Union countries.

We divide our operations into the following four main business segments:

- Production (referred to elsewhere in the offering circular as "Exploration and Production"): exploration, development and production operations relating to natural gas and other hydrocarbons. These activities are primarily located within Russia.
- Refining: processing and refining of natural gas, gas condensate and other hydrocarbons (including crude oil), and sales of hydrocarbon products. Operations relating to refining of natural gas, gas condensate and oil significantly increased during 2001 due to our acquisition of OAO AK Sibur ("Sibur") (see "—Certain Acquisitions and Dispositions").
- Transportation: transportation of natural gas through the world's largest high-pressure trunk pipeline system (155,000 km). We own and operate a single centrally controlled system for natural gas production, processing, transportation, storage and deliveries. Beginning in the late 1990s, we began acquiring interests in regional gas distribution companies that own and operate medium- and low-pressure pipelines.
- Distribution (referred to elsewhere in the offering circular as "Marketing"): domestic and export sale of gas. We are the world's largest exporter of natural gas.

Other businesses primarily comprise banking, insurance, construction and media. These businesses are not separately reflected in our financial statements because they do not represent individually material segments.

Our four main business segments are mutually dependent, with a significant portion of the revenues of one segment being a part of the costs of another segment. In particular, our Distribution and Refining segments purchase natural gas from our Production segment and transportation services from our Transportation segment. We establish internal transfer prices to provide short to medium-term funding requirements of the individual segments. Accordingly, the results of operations of these segments on a stand-alone basis do not necessarily represent that segment's underlying financial position and results of operations as if it was a stand-alone business. For this reason, we do not analyse any of our main segments separately in the discussion that follows.

CRITICAL ACCOUNTING POLICIES

Our financial statements reflect the selection and application of accounting policies that require management to make significant estimates and assumptions. We believe that the following are some of the most critical accounting policies that currently affect our financial condition and results of operations.

Gas and oil exploration and production activities

Gas and oil exploration and production activities are accounted for in accordance with the successful efforts method as it provides a timelier accounting of the success or failure of our exploration and production activities. Under the successful efforts method, costs of successful development and exploratory wells are capitalised. Costs of unsuccessful exploratory wells are expensed upon determination that the well does not justify commercial development. Other exploration costs are expensed as incurred.

Assets associated with exploration and production activities are depreciated on a straight-line basis calculated on the basis of cost restated to the equivalent purchasing power of the RR as of the reporting date. IAS does not specifically require the use of the units-of-production method for the depreciation, depletion and amortization of gas production assets, primarily because there is no specific accounting standard for oil and gas producing companies. In making our estimates of depreciation, and considering the corresponding asset lives, we include in proved reserves those reserves that relate to quantities that will be produced beyond the initial license period date in circumstances where the company has both the right to request and the intent to renew the license.

Site restoration and environmental costs

Site restoration costs that may be incurred by us at the end of the operating life of certain of our facilities and properties are recognised on a straight-line basis over the asset's productive life. Liabilities for environmental obligations are recorded when it is probable that such obligations have been incurred and the amounts can be reasonably estimated.

IAS prescribes the recording of liabilities for these costs. Estimating the amounts and timing of these obligations that should be recorded requires significant judgment. This judgment is based on cost and engineering studies using currently available technology and is based on current environmental regulations. Liabilities for site restoration are subject to change because of change in laws, regulations and their interpretation.

Impairment provision for accounts receivable

The impairment provision for accounts receivable is based on our assessment of the collectibility of specific customer accounts. If there is a deterioration of a major customer's creditworthiness or actual defaults are higher than our estimates, the actual results could differ from these estimates.

Impairment of other assets and accounting for provisions

At each balance sheet date we assess whether there is any indication that the recoverable amount of our assets has declined below the carrying value. The recoverable amount is the higher of an asset's net selling price and its value in use. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of operations in the period in which the reduction is identified.

Our accounting for provisions includes provisions against investments, other long-term assets, inventory obsolescence and legal exposures. We accrue these provisions when our assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered, and an amount can be reasonably estimated. Our estimates for these liabilities are based on currently available facts and our estimates of the ultimate outcome or resolution of the liability in the future. Actual results may differ from our estimates, and our estimates can be revised in the future, either negatively or positively, depending upon the outcome or expectations based on the facts surrounding each exposure. Because of our operating cycle, certain significant decisions about capital construction projects are made after the end of our fiscal year. Accordingly we typically have larger charges in the fourth quarter of our fiscal year as compared to other quarters. For example, in 2001 we recorded a fourth quarter impairment provision of RR6,238 million related to assets under construction compared to a nil impairment provision for the first nine months of 2001.

Profit tax and other taxes

Tax legislation in the Russian Federation is subject to varying interpretations and frequent changes.

Deferred tax assets and liabilities are calculated in respect of temporary differences using a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred tax is recorded for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

CERTAIN FACTORS AFFECTING OUR RESULTS OF OPERATIONS

The primary factor that affects our results is the price for which we can sell our natural gas and other hydrocarbon products, both internationally and in Russia. Other factors affecting our results are:

- the impact of changes in the purchasing power of the RR resulting from inflation in Russia and of fluctuations in RR exchange rates against the U.S. dollar and euro;
- our high tax burden;
- interest rates and discounts on promissory notes;
- non-cash settlements; and
- impairment of assets.

The export price of natural gas

Our results are heavily reliant on natural gas export prices. Prices for the natural gas we export declined in 1999, strengthened considerably in 2000 and 2001 in U.S. dollar terms (although they declined in constant RR terms in 2001), and then weakened during the first six months of 2002, after which prices strengthened, although not to an extent sufficient to fully offset the prior price declines in 2002. Export gas prices to European countries are indexed mainly to oil product prices as stipulated in long-term contracts and, therefore, fluctuate based on world oil prices. Due to the formulae underlying our long-term contracts, our prices are not as volatile on a short-term basis as spot oil prices and tend to lag upward and downward movements in oil prices by approximately six to nine months.

The European Union Gas Directive of June 22, 1998, which established common rules for the transmission, distribution, supply and storage of natural gas in the European market, may cause substantial changes to existing European market structures and to the overall level and volatility of prices. See "Business—Marketing—Europe—Western Europe" and "Business—Competition—Western Europe."

Natural gas export prices for sales to FSU countries are generally based on one-year fixed price contracts negotiated based on prevailing oil prices. Average natural gas export prices to FSU countries are more than 50% below the level of those for European countries. This is partly due to lower transportation costs and excise tax burdens but is principally due to the impact of intergovernmental agreements, which effectively limit the prices we can charge to FSU countries.

The weather is another factor affecting demand for and, therefore, the price of natural gas. Changes in weather conditions from year to year can influence demand for natural gas and to some extent gas condensate and oil products.

We do not enter into any significant hedging arrangements to mitigate the price risk of our sales activities.

The following table shows our average natural gas export price to Europe and FSU (including excise tax and net of VAT) countries for the nine month periods ended September 30, 2002 and 2001 and the years ended December 31, 2001, 2000 and 1999, expressed in average actual realized nominal U.S. dollar and in average constant RR terms:

	Nine months ended September 30,		Year ended December 31,		
	2002	2001	2001	2000	1999
	(Including excise tax, net of VAT)				
Our natural gas export price to Europe (average actual realized U.S.$ per mcm(1))	100.4	126.6	122.6	98.4	57.9
Our natural gas export price to Europe (average actual realized U.S.$ per mcf(1))	2.8	3.6	3.5	2.8	1.7
Our natural gas export price to Europe (average constant RR per mcm)	3,124.2	4,078.2	3,932.5	4,051.3	2,643.0
Our natural gas export price to FSU countries (average actual realized U.S.$ per mcm(1))	42.5	41.1	41.5	45.4	40.9
Our natural gas export price to FSU countries (average actual realized U.S.$ per mcf(1))	1.2	1.2	1.2	1.3	1.2
Our natural gas export price to FSU countries (average constant RR per mcm)	1,334.8	1,347.4	1,359.6	1,814.3	1,788.4

Note:

(1) Average actual realized nominal prices and not convenience translations of constant RR prices.

Regulation of domestic natural gas prices and transportation tariffs

Natural gas prices and transportation tariffs in Russia are regulated by the Natural Monopoly Law and the Gas Supply Law, as well as by a number of supplemental Government resolutions, and do not currently fluctuate based on supply and demand. The Federal Energy Commission of the Russian Federation ("FEC") regulates natural monopolies, including the establishment and regulation of natural gas prices and transportation tariffs.

Natural gas prices in Russia have remained significantly below export prices (even after netting back export tariffs, excise duties and transportation costs) primarily due to Governmental regulation, via the FEC. Over the last five years the FEC has reset domestic gas tariffs at rates that, on a cumulative basis, failed to recover fully the effects of inflation. As of September 30, 2002 the domestic natural gas price was 94% higher in nominal RR terms than in 1997, whereas cumulative inflation over the same period was 397%.

Since 2000, however, domestic natural gas prices have increased faster than inflation. Our average domestic natural gas sales prices were equivalent to RR451.9 per mcm in the first nine months of 2002, RR424.7 per mcm in 2001 and RR367.7 per thousand cubic meters in 2000, all expressed in constant RR. Our average domestic natural gas price in 1999 was RR389.5 per thousand cubic meters expressed in constant RR.

The following table shows our average domestic natural gas price (including excise tax and net of VAT) for the nine-month periods ended September 30, 2002 and 2001 and the years ended December 31, 2001, 2000 and 1999, expressed in average actual realized nominal RR terms and in constant RR terms:

	Nine months ended September 30,		Year ended December 31,		
	2002	2001	2001	2000	1999
	(Including excise tax, net of VAT)				
Our domestic natural gas price (average actual realized RR per mcm)	434.5	367.7	357.9	254.7	218.3
Our domestic natural gas price (average actual realized RR per mcf)	12.3	10.0	10.1	7.2	6.2
Our domestic natural gas price (average constant RR per mcm)(1)	451.9	442.8	424.7	367.7	389.5
Our domestic natural gas price (average constant RR per mcf)(1)	12.8	12.5	12.0	10.4	10.9
Our domestic natural gas price (average U.S.$ per mcm)(2)	13.7	12.1	11.9	9.0	8.1
Our domestic natural gas price (average U.S.$ per mcf)(2)	0.39	0.34	0.34	0.26	0.23

Notes:

(1) Constant RR price in terms of the equivalent purchasing power of the RR as of September 30, 2002.

(2) Translated from average actual realized RR price for convenience only using period-end exchange rates.

The Government's policy is gradually to increase the regulated natural gas price, and ultimately to abandon natural gas price regulation altogether. The Government is also considering the introduction of an unregulated wholesale domestic market where some natural gas can be sold at prices determined by market forces. See "Business—Marketing—Russia—Domestic Market Conditions." Concerns about inflation, and political considerations, constrain the Government's ability to move too rapidly in this direction, however. For example, we recently proposed that natural gas prices should increase by 38% on average in 2003 (40% for industrial consumers and 20% for household consumers), but the Government approved an average increase of only 20% (a 20% increase for industrial consumers commencing January 1, 2003 and a 23% increase for household consumers commencing February 1, 2003).

During the nine months ended September 30, 2002 and the years ended December 31, 2001, 2000 and 1999, our sales revenues derived from the transport of gas produced by third parties were relatively small. As independent production of natural gas increases, however, we would expect our sales revenues from the transport of natural gas to increase as well. For a discussion of our transport tariffs, see "Business—Transportation—Third party access to the UGSS."

Impact of the change in purchasing power of the RR and fluctuations in RR exchange rates against the U.S. dollar and the euro

Impact of inflation accounting and presentation in our financial statements of constant RR. Our financial results, including comparatives, include a restatement for changes in the general purchasing power of the RR in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy such as Russia's be stated in terms of the measuring unit current at the balance sheet date. The restatement is calculated from the conversion factors derived from the Russian Federation Consumer Price Index, published by the Russian State Committee on Statistics ("Goskomstat"), and from indices obtained from other published sources for years prior to 1992.

The impact of stating our financial information in terms of the measuring unit current at the most recent balance sheet date is to:

- inflate the current period transactions recorded in the statement of operations of the local statutory books by the average rate of inflation for the period in order to state them in terms of the purchasing power of the RR as of the balance sheet date (i.e. using the average inflation factor of 1.0335 for all relevant transactions in the nine months ended September 30, 2002);
- restate the period end non-monetary assets and liabilities and shareholders' equity, including share capital, in terms of the measuring unit current as of the period-end; and
- restate all comparatives, monetary and non-monetary items, in terms of the purchasing power of the RR as of the most recent balance sheet date (i.e. for the information included in this offering circular, to inflate the comparatives in terms of the purchasing power of the RR as of September 30, 2002).

The restatement of all comparatives, in particular, can have a significant impact on our reported sales and operating profit. For example, sales expressed in constant RR will decrease if increases in nominal prices are lower than inflation and will increase less than might otherwise be expected even when increases in nominal prices are higher than inflation. Our ability to increase the prices we charge for our natural gas sales in the domestic market is constrained by Government regulations and, as we discuss more fully below, the impact of U.S. dollar and euro price increases for our export sales has been offset in recent periods by the real appreciation of the RR (i.e., by a rate of inflation that is higher than the rate at which the RR is depreciating against the U.S. dollar or euro). As a result, our reported sales have lagged behind the increases in our average actual realized prices in nominal terms. On the other hand, our costs, which are mainly in RR and generally not regulated, have tended to increase in line with or even above inflation in recent periods.

In addition, the restatement of all comparatives can have a significant impact on our debt balances. For example, even though we borrowed more than we repaid during the nine month period ended September 30, 2002 and during the years ended December 31 2001, 2000 and 1999, the restatement of our comparatives into current purchasing power resulted in our reported debt balances declining at each period end. For a discussion of our debt obligations, see "—Liquidity and Capital Resources—Debt obligations."

Impact of inflation and changes in exchange rates on export sales and operating margins. Over 60% of our gross sales (including excise tax and net of VAT) for the nine months ended September 30, 2002 and 67%, 74% and 51% for the years ended December 31, 2001, 2000 and 1999, respectively were denominated in U.S. dollars or euros, while most of our costs were denominated in RR. The relative movements of inflation and exchange rates therefore significantly affect our results of operations. In particular, our operating margins are generally adversely affected by a real appreciation of the RR against the U.S. dollar or euro, because this will generally cause our costs to increase in real terms relative to our sales revenues. Conversely, our operating margins are generally positively affected by a real depreciation of the RR against the U.S. dollar or euro, because this will generally cause our costs to decrease in real terms relative to our sales revenues.

The following table sets forth the rates of inflation in Russia, the rates of nominal depreciation of the RR against the U.S. dollar and euro and the rates of real change in the value of the RR against the U.S.$ and euro for the periods shown.

	Nine months ended September 30,		Year ended December 31,		
	2002	2001	2001	2000	1999
Inflation (CPI)	10.4%	14.1%	18.8%	20.1%	36.6%
Nominal depreciation of the RR against the U.S.$	5.0%	4.4%	7.0%	4.3%	30.8%
Real appreciation of the RR against the U.S.$	5.2%	9.3%	11.0%	15.2%	4.5%
Nominal depreciation (appreciation) of the RR against the euro	16.1%	2.8%	1.3%	(3.9)%	13.0%
Real appreciation (depreciation) of the RR against the euro	(4.9)%	11.0%	17.2%	25.0%	20.8%

Period to period comparisons of our export sales revenues, as restated in constant RR, have been significantly affected by the real change in the value of the RR against the U.S. dollar and the euro. If our actual realized U.S. dollar or euro prices and the related sales for any periods being compared are the same, but between the periods the RR has appreciated in real terms against the U.S. dollar or the euro, the related sales expressed in constant RR will decline from one period to the next. And if the real appreciation of the RR is great enough, our export prices and sales expressed in constant RR will decline from one period to the next even in circumstances where our actual realized U.S. dollar prices and the related sales have increased. Conversely, if the RR has depreciated in real terms against the U.S. dollar or the euro, our prices and the related sales expressed in constant RR will increase from one period to the next if our actual realized U.S. dollar or euro prices and related sales remain unchanged, and may increase even if our U.S. dollar or euro prices and related sales decline.

Impact of Monetary Effects. Our results of operations have also been substantially affected by the impact of nominal devaluation and inflation on the value of our monetary assets and liabilities. Nominal devaluation of the RR has generally resulted in foreign exchange gains on monetary assets denominated in foreign currencies and foreign exchange losses on monetary liabilities denominated in foreign currencies. These gains and losses are recorded on a net basis in our statements of operations under the caption "Exchange loss (gain)." Inflation has resulted in purchasing-power gains on monetary liabilities and purchasing power losses on monetary assets; because our financial statements are price-level restated, these gains and losses are recorded on a net basis in our statements of operations under the caption "Monetary gain."

Our high tax burden

We are subject to a wide range of taxes imposed at federal, regional, and local levels and are one of the largest sources of tax revenue to the federal authorities in Russia, as well as to the regional and local authorities in those regions and localities in which we operate. The combination of political pressure on the federal, regional and local authorities to address social and economic issues (and in particular the non-payment of salaries and pensions) and the difficulties associated with collecting taxes from companies and enterprises in financial difficulties, all increase the risk that the Government, as well as regional and local governments, will seek to mitigate these problems by increasing our already substantial tax burden.

Given the relative size of our activities in Russia, our tax burden is largely determined by the taxes payable in Russia.

In addition to profits tax, we are subject to a number of other taxes in Russia, many of which are based on revenue or volumetric measures. Geological and royalty taxes, mineral extraction taxes and road taxes are calculated based on the revenue generated from exploration and production activities. Social taxes and contributions are a function of salaries and wages. Other significant taxes to which we are subject include:

- excise and export tariffs;

- property tax;
- sales tax and VAT; and
- housing fund tax (abolished effective January 1, 2001).

Our effective profit tax rates (current and deferred tax expense/benefit as a percentage of IAS profit before profit tax and minority interest) for the nine month period ended September 30, 2002 and the years ended December 31, 2001, 2000 and 1999 were 83.6%, 92.0%, a benefit of 86.6%, and 510.4%, respectively, while the statutory income tax rates in Russia were 24%, 35%, 30% and 30% in 2002, 2001, 2000 and 1999, respectively. The significant difference between our effective profit tax rates and the statutory rates and the volatility of those rates since 1999 has been the result of:

- significant non-deductible expenses, primarily relating to social expenses;
- significant deferred tax benefits and expenses. The revaluation of property, plant and equipment for statutory tax purposes resulted in a deferred tax benefit in 2000. In each period, temporary differences related to property, plant and equipment affected deferred taxes due to the fact that a significant proportion of the tax base is based on independent appraisals while the financial reporting base is historical cost restated for changes in the general purchasing power of the RR;
- the impact of accounting for inflation which has increased our effective tax rate; and
- changes in Russian taxation legislation.

Current profit tax expense for the nine month period ended September 30, 2002 and the years ended December 31 2001, 2000 and 1999 was RR41,490 million, RR91,080 million, RR90,819 million and RR38,715 million, respectively. This represents a current profit tax rate (current profit tax expense as a percentage of IAS profit before tax and minority interest) for the nine month period ended September 30, 2002 and the years ended December 31, 2001, 2000 and 1999 of 40.1%, 41.0%, 44.9% and 127.4%, respectively.

Effective January 1, 2002, the Russian Government adopted new taxation legislation. This tax legislation included a number of changes, the most significant of which were:

- a decrease in the profit tax rate from 35% to 24%;
- the elimination of upper limits on the deductibility of expenses considered to be in the normal course of business;
- a general decrease in the useful lives of property, plant and equipment for tax accounting purposes;
- the elimination of independent appraisals or use of indices to increase the tax base of property, plant and equipment (capped to 30% of any increase associated with a revaluation as of January 1, 2002 and totally eliminated thereafter). No independent appraisal was undertaken or revaluation recorded for tax purposes as of January 1, 2002 as we projected tax losses at our parent company, which holds most of our property, plant and equipment, in light of the decrease in the tax depreciation lives of property, plant and equipment and did not want to increase the taxable base for property tax purposes;
- the elimination of investment tax credits, although this will have no significant impact because since June 1999 we have been unable to claim such credits due to the structure of our capital funding programs with subsidiaries. The capital funding program was structured in such a way to maximize management control over capital expenditures throughout our consolidated Group. We believe that the advantages of tighter control outweighed additional tax costs associated with the inability to claim the investment tax credits;
- the ability to deduct interest on business loans regardless of the source and use; and
- the ability to offset exploration expenditure against profit tax instead of against mineral restoration taxes.

We expect that our current and overall effective profit tax rates as percentages of IAS profit will continue to be high for the foreseeable future.

On September 3, 1999 the Government issued regulation # 1002 allowing certain companies to restructure various overdue taxes, interest and fines due to the federal government authorities over ten years. During the years ended December 31, 2000 and 2001 and the nine month period ended September 30, 2002, certain of our subsidiaries signed such restructuring agreements. This resulted in the recognition of a gain in each of the respective periods based on the difference between the estimated fair value of the new agreements (based on discounted future cash flows) and the carrying amount of the old payables. This gain is reflected as gain on restructured taxes. Following the restructurings, we recognize the amortization of the discount as interest expense on taxes payable. Interest accrues on the restructured tax payables (excluding interest and fines) at a rate of 5.5% per annum, representing 1/10 of the Central Bank of Russia's annual financing rate (55%) as specified in the regulation, and is paid quarterly. This interest is also included in interest expense on taxes payable. If the terms of the restructuring are violated, the original nominal value of the tax payable (including interest and fines) becomes due with additional interest of 1/300 of the Central Bank refinancing rate accruing daily.

Interest rates

We have significant short-term and long-term debt obligations with both fixed and variable interest rates. Fluctuations in interest rates therefore affect our financial results. We do not have any significant hedging arrangements to mitigate interest rate risks resulting from our financing activities.

Non-cash settlements

Historically, in common with other Russian companies, we have entered into agreements to settle a number of transactions by the transfer of goods and services, as opposed to cash. This results principally from the following factors:

- high inflation in Russia;
- unreliable banking services; and
- gas that we produce is required for the day-to-day operations of a number of our key suppliers.

As the general economic climate in Russia has improved, the value of these transactions has decreased significantly.

While the use of barter transactions and illiquid promissory notes to settle commercial transactions continues to be prevalent in Russia, our reliance on such non-cash transactions has decreased as a proportion of the value of transactions. As can be seen in the table below, the percentage of non-cash settlements (i) related to total sales decreased from 30% in the year ended December 31, 1999 to 15% in the nine month period ended September 30, 2002; (ii) related to domestic sales decreased from 65% in the year ended December 31, 1999 to 22% in the nine month period ended September 30, 2002; and (iii) related to capital expenditures decreased from 56% in the year ended December 31, 1999 to 40% in the nine month period ended September 30, 2002.

	Nine months ended September 30,	Year ended December 31,		
	2002	2001	2000	1999
% of non cash settlements related to total sales	15%	18%	22%	30%
% of non cash settlements related to domestic sales	22%	23%	31%	65%
% of non cash settlements related to total capital expenditures	40%	31%	47%	56%

Barter transactions have been substantially reduced and now non-cash settlements primarily represent mutual cancellations using promissory notes. We give promissory notes, mainly those of OAO Gazprom, to our suppliers in exchange for services or products. Such promissory notes are comparatively liquid in the Russian market and are commonly traded by other Russian companies. The difference between the carrying value of the payables being settled and the face value of the promissory notes is recorded within net finance costs. Promissory notes are shown separately in our balance sheet. See "—Liquidity and Capital Resources—Debt Obligations."

Impairment of assets

Historically, our results have been significantly affected by impairment provisions on accounts receivable, inventory, assets under construction, property, plant and equipment, investments and other long-term assets. Such provisions for the years ended December 31, 2001, 2000 and 1999 were RR44,768 million, RR115,356 million and RR81,661 million, respectively.

Our provisions for accounts receivable have been significant. As of September 30, 2002, the aggregate balance sheet provision for accounts receivable and prepayments was RR135,944 million or 34.1% of the gross receivable balance. Provisions for accounts receivable have related mainly to non-payment for natural gas sold to Ukraine, Moldova and Yugoslavia and certain domestic consumers.

Our provisions for impairment of assets under construction have also been significant. As of September 30, 2002, the aggregate balance sheet provision related to assets under construction was RR98,270 million or 28% of gross assets under construction. This primarily relates to the following projects: RR29,965 million provision for Khorosoveiskoye and Bovananenkovo fields development, including part of Obskaya-Bovanenkovo railroad construction; RR19,003 million for the Novy Urengoy Chemical Complex; and RR7,645 million for the Long-Yugan-Salekhard-Labytnangi-Kharp pipeline. Although these projects have not been mothballed, under the current investment program we do not believe they will generate positive cash flows in the future.

The cumulative provision against assets under construction has continued to increase, though at a slower rate. The decrease in these provisions in recent periods primarily reflects the strategy of current management to focus on priority projects in a systematic way.

Because of our operating cycle, certain significant decisions about capital construction projects are made after the end of our fiscal year. Accordingly, we typically have larger charges in the fourth quarter of our fiscal year as compared to other quarters. For a discussion of our impairment provisions in the nine-month periods ended September 30, 2002 and 2001, see "—Results of Operations—Nine months ended September 30, 2002 versus nine months ended September 30, 2001."

CERTAIN ACQUISITIONS AND DISPOSITIONS

Since January 1, 1999, we have made a number of acquisitions and dispositions.

January 1, 1999 through September 30, 2002

In August 1999, we acquired 46% of the share capital of Lebedinsky GOK ("LGOK"), a mining and ore enrichment company operating in the Russian Federation. This acquisition increased our total share in LGOK to 57%, allowing us to consolidate LGOK as a subsidiary from August 1999. The consideration was RR2,467 million in cash.

In January 2001, we exchanged a 57% interest in LGOK and a 17% interest in the Oskolsky Steel Combine for a 48% interest in ZAO Gazmetall ("Gazmetall"). Gazmetall is a metallurgical holding company with controlling interests in LGOK and the Oskolsky Steel Combine. Following the exchange, we intended to sell our shares in Gazmetall, and accordingly our investment was classified as available-for-sale. In March 2002, we sold our 48% interest in Gazmetall for RR2,215 million. The financial effect of these transactions was not material to the financial position or results of operations of our Group.

In January 2001, we acquired 51% of the voting shares of Sibur, a leading producer and marketer of petrochemical products in Russia. The consideration of RR2,892 million consisted of a combination of cash, promissory notes issued by companies in our Group and other securities. Sibur was consolidated as a subsidiary effective from January 1, 2001.

In April 2002, the Federal Securities Commission cancelled the registration of additional stock issued by our subsidiary OAO Zapsibgazprom ("Zapsibgazprom"). As a result, we increased our interest in the ordinary share capital of Zapsibgazprom from 34.0% to 51.0%.

In July 2002, we acquired additional interests in ZAO Media-Most, in NTV and in other media subsidiaries, increasing our interests in NTV from 65% to 95.6% and in ZAO Media-Most from 14.3% to 78.2%. We also increased our controlling interests in the other media subsidiaries. This transaction is an integral part of the restructuring of our media assets. Additionally, we acquired payables and promissory notes to third parties due from these companies. The consideration was partially settled in cash and partially through the forgiveness of debt owed to us.

Recent Developments

In October 2002, we signed a framework agreement to sell non-controlling interests in several media companies, including NTV, to Eurofinance Group (as nominee), the consideration for which is to be partially settled in cash and partially through the settlement of certain debt obligations of ZAO Media-Most and its media companies to us. The disposed interests primarily comprised those acquired in July 2002. Under the framework agreement, Eurofinance Group is to contribute cash and these acquired interests into a new media holding company, which will be controlled and majority-owned by OAO Gazprom. Our contribution into the new holding company will comprise the remaining interests in our media subsidiaries. The transactions are expected to close in the second quarter of 2003.

In October 2002 we settled accounts payable due as a contribution to the charter capital of ZAO Armrosgazprom of U.S.$126 million, which was outstanding as of September 30, 2002.

In September 2002 we entered into an agreement with OAO Stroytransgaz to establish a joint activity. The joint activity was formally established in October 2002, and we contributed promissory notes of OAO Gazprom with a fair value of RR4,565 million (face value RR5,719 million) payable in January 2004 and OAO Stroytransgaz contributed 1,144 million ordinary shares in OAO Gazprom (or 4.83% of our shares). We control the voting rights for our ordinary shares held by the joint activity.

In October 2002, we signed an amendment to the Rosshelf joint activity agreement that provided for an additional participant, ZAO Sevmorneftegaz. The Rosshelf joint activity was established to develop the Prirazlomnoye and Schtokmanovskoye fields in the Barents Sea. ZAO Sevmorneftegaz is a company jointly controlled by our subsidiary, ZAO Rosshelf, and OAO Rosneft-Purneftegaz. Under the agreement ZAO Sevmorneftegaz will make a non-cash contribution valued at RR4,334 million, in exchange for a 48.9% interest in the Rosshelf joint activity. The effect of this transaction was to decrease our direct and indirect interest in the Rosshelf joint activity from 99.1% to 62.9%.

In December 2002, we disposed of our 12% interest in OAO Arcticgas with a carrying value of RR1 million in exchange for 25.6% of the voting shares of Zapsibgazprom and additional cash consideration of U.S.$ 2.95 million, increasing our interest in the ordinary share capital of Zapsibgazprom from 51.1% to 76.7%.

Our asset reacquisition program

Our new senior management has intensified our asset reacquistion program, through which we have reacquired, and are seeking to reacquire, certain assets, including from Itera.

In April 2002, we completed the repurchase of 32% of the shares in ZAO Purgaz ("Purgaz") from Itera pursuant to a repurchase option provided by the share purchase agreement, dated February 10, 1999, under which we had sold the shares to Itera for their nominal value. As a result, our interest in Purgaz rose from 19% to 51%, and we consolidated Purgaz as a subsidiary from April 2002. Purgaz has a license for the development of the Gubkinskoye gas field in western Siberia. In connection with the acquisition of these Purgaz shares, we paid Itera RR35 thousand in cash (the nominal value of the shares) and financed Purgaz's repayment of RR6,325 million of financing originally provided by Itera to Purgaz to finance development work. Purgaz contributed 4.5 bcm of natural gas sales volumes, RR768 million of revenues and RR354 million of operations profit to our results for the nine months ended September 30, 2002 following its consolidation in April 2002.

Prior to 2001, Zapsibgazprom owned a controlling stake in OAO Severneftegazprom, and Itera had also acquired shares. OAO Severneftegazprom holds licenses for the development of the South Russia gas field and the Yavoronskoye gas field. In 2001, Itera acquired control over OAO Severneftegazprom. We have very recently reacquired control though the purchase of shares from a number of holders, including Itera, and we now own 100% of OAO Severneftegazprom.

ZAO Achimneftegaz was created as a wholly-owned subsidiary of our subsidiary, Urengoigazprom, to accelerate development of the Achimov layer gas condensate deposit in the Urengoiskoye field, the license to which is held by Urengoigazprom. Achimneftegaz is currently working on project documentation for the development and production of the second section of the Achimov layer of the field. Several years ago, ZAO CTI-Systema, an Itera affiliate, acquired a 49% stake in Achimneftegaz. We are currently taking measures to acquire a 48% stake in Achimneftegaz from ZAO CTI-Sigma.

In the past, over a period of several years, Itera acquired interests, and we reduced our interests, in other companies that hold licences to develop gas fields. We are not seeking to reacquire interests in these fields.

RESULTS OF OPERATIONS

The following table and discussion is a summary of our consolidated results of operations for the nine month periods ended September 30, 2002 and 2001 and the years ended December 31, 2001, 2000 and 1999. Each line-item is also shown as a percentage of our total sales.

	Nine months ended September 30,				Year ended December 31,					
	2002		2001		2001		2000		1999	
	RR million	% of sales	RR million	% of sales	RR million	% of sales	RR million	% of sales	RR million	% of sales
Sales (net of excise tax and VAT)	420,396	100.0%	510,307	100.0%	683,859	100.0%	708,366	100.0%	525,080	100.0%
Operating expenses	(325,550)	(77.4)%	(344,173)	(67.4)%	(486,148)	(71.1)%	(533,614)	(75.3)%	(486,467)	(92.6)%
Operating profit	**94,846**	**22.6%**	**166,134**	**32.6%**	**197,711**	**28.9%**	**174,752**	**24.7%**	**38,613**	**7.4%**
Net finance (costs) benefit	(14,511)	(3.5)%	1,494	0.3%	(10,555)	(1.5)%	(28,226)	(4.0)%	(86,349)	(16.4)%
Share of net income (losses) of associated undertakings	2,314	0.6%	2,782	0.7%	3,920	0.6%	835	0.1%	(774)	(0.1)%
Losses on available-for-sale investments	1,024	0.2%	(2,802)	(0.6)%	(953)	(0.1)%	(2,944)	(0.4)%	(1,877)	0.3%
Profit before gain on net monetary position, profit tax and minority interest	**83,673**	**19.7%**	**167,608**	**33.1%**	**190,123**	**27.8%**	**144,417**	**20.4%**	**(50,387)**	**(9.6)%**
Monetary gain	19,824	4.7%	26,501	5.2%	32,146	4.7%	57,867	8.2%	80,765	15.4%
Profit before profit tax and minority interest	**103,497**	**24.4%**	**194,109**	**38.3%**	**222,269**	**32.5%**	**202,284**	**28.6%**	**30,378**	**5.8%**
Current profit tax expense	(41,490)	(9.9)%	(84,554)	(16.7)%	(91,080)	(13.3)%	(90,819)	(12.8)%	(38,715)	(7.4)%
Deferred profit tax (expense) benefit	(45,080)	(10.7)%	(74,164)	(14.6)%	(113,408)	(16.6)%	265,951	37.5%	(116,326)	(22.2)%
Total profit tax (expense) benefit	(86,570)	(20.6)%	(158,718)	(31.3)%	(204,488)	(29.9)%	175,132	24.7%	(155,041)	(29.5)%
Profit before minority interest	**16,927**	3.8%	**35,391**	7.0%	**17,781**	2.6%	**377,416**	53.3%	**(124,663)**	(23.7)%
Minority interest	(964)	(0.2)%	1,815	0.4%	(5,121)	(0.7)%	(1,989)	(0.3)%	(288)	(0.1)%
Net profit (loss)	**15,963**	3.6%	**37,206**	7.3%	**12,660**	1.9%	**375,427**	53.0%	**(124,951)**	(23.8)%

Nine months ended September 30, 2002 versus nine months ended September 30, 2001

Sales

The following tables set out our volumes and realized prices for the nine months ended September 30, 2002 and 2001.

	Nine months ended September 30,	
	2002	2001
Sales of gas	RR million (unless otherwise indicated)	
Europe		
Gross sales (including excise tax)[1]	296,484	374,788
Excise tax	(67,482)	(78,437)
Net sales	229,002	296,351
Excise tax as a percentage of sales	22.8%	20.9%
Volumes in bcm	94.9	91.9
Average price, US$ per mcm (including excise tax and net of VAT)[2]	100.4	126.6
Average price, constant RR per mcm (including excise tax and net of VAT)	3,124.2	4,078.2
FSU		
Gross sales (including excise, net of VAT)	42,714	39,073
Excise tax	(7,159)	(3,680)
Net sales	35,555	35,393
Excise tax as a percentage of sales	16.8%	9.4%
Volumes in bcm	32.0	29.0
Average price, US$ per mcm (including excise tax and net of VAT)[2]	42.5	41.1
Average price, constant RR per mcm (including excise tax and net of VAT)	1,334.8	1,347.4
Russia		
Gross sales (including excise, net of VAT)	90,116	91,196
Excise tax	(1,542)	(2,131)
Net sales	88,574	89,065
Excise tax as a percentage of sales	1.7%	2.3%
Volumes in bcm	199.4	206.0
Average price, nominal RR per mcm (including excise tax and net of VAT)	434.5	367.7
Average price, constant RR per mcm (including excise tax and net of VAT)	451.9	442.8
Total sales of gas		
Gross sales (including excise tax, net of VAT)	429,314	505,057
Excise tax	(76,183)	(84,248)
Net sales	353,131	420,809
Excise tax as a percentage of sales	17.7%	16.7%
Volumes in bcm	326.3	326.9
Sales of gas condensate and other oil and gas products (net of excise tax and VAT)	34,447	53,345
Gas transportation sales (net of excise tax and VAT)	11,920	12,839
Other sales	20,898	23,314
Total sales (net of excise tax and VAT)	**420,396**	**510,307**

Note:

(1) VAT is not charged on sales to Europe.

(2) Average actual prices and not a convenience translation.

Sales revenues (net of excise tax and VAT) fell by RR89,911 million or 17.6% to RR420,396 million in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001. Sales of gas (net of excise tax and VAT) accounted for 84.0% of total sales in the nine months ended September 30, 2002 but were RR67,678 million or 16.1% lower than in the same period of 2001.

Sales of natural gas to Europe (net of excise tax) decreased by RR67,349 million or 22.7% to RR229,002 million in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001. This was primarily due to a 23.4% decrease in the average price of gas exported to Europe expressed in constant RR from RR4,078.2 per mcm in the nine months ended September 30, 2001 to RR3,124.2 per mcm in the nine months ended September 30, 2002, reflecting a 20.7% decrease in the average actual U.S. dollar gas export price per mcm from U.S.$126.6 in the nine months ended September 30, 2001 to U.S.$100.4 in the nine months ended September 30, 2002 following the decrease in U.S. dollar oil prices in the second half of 2001, and the fact that cumulative devaluation of the RR against the U.S. dollar lagged behind cumulative inflation for the comparable periods. The cumulative inflation index for the period from the beginning of 2001 to September 30, 2002 was 31.2% while the RR devaluation effect against the U.S. dollar for the same period was 12.3%. The decrease in export gas prices was partially offset by the 3.0 bcm or 3.3% increase in export sales volumes. The increase in sales volumes was primarily due to increased volumes sold to Germany and Turkey under existing long-term contracts.

Sales of natural gas to FSU countries (net of excise tax and VAT) remained almost flat at RR35,555 million in the nine months ended September 30, 2002 compared to RR35,393 million in the nine months ended September 30, 2001. Sales volumes increased by 10.3% or 3.0 bcm to 32.0 bcm in the nine months ended September 30, 2002, primarily due to the 17.6% increase in shipments to Ukraine, while shipments to other FSU countries remained at the same level. Sales volumes to Ukraine increased as they now represent 'transit gas' i.e. consideration for transportation services provided in Ukraine, which eliminates our collection risk. The average U.S. dollar price for FSU natural gas sales increased by 2.4% to U.S.$42.5 per mcm in the nine months ended September 30, 2002, primarily due to a 34.0% increase in the contract price of transit gas sales to Ukraine from U.S.$50 per mcm to U.S.$67 per mcm in the third quarter of 2002. Despite an increase in the average U.S. dollar price for FSU gas sales, the constant RR gas price decreased 0.9%, reflecting the fact that cumulative devaluation of the RR against the U.S. dollar lagged behind cumulative inflation for the comparable periods. Excise tax increased 94.5% or RR3,479 million, primarily due to a change in excise tax legislation effective October 1, 2001, whereby sales of dry gas became subject to excise tax whereas previously such sales had been exempt. The majority of our natural gas sales to the Baltic countries are shipments of dry gas.

Sales of natural gas in the domestic market (net of excise tax and VAT) decreased by RR491 million or 0.5% to RR88,574 million in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001. This decrease was primarily due to a 3.2% or 6.6 bcm decrease in domestic sales volumes in the nine months ended September 30, 2002 compared to the same period of 2001, which more than offset the 2.1% increase in average constant RR domestic price. The decrease in domestic sales volumes was primarily due to a 5.8 bcm decrease in gas sales volumes by Sibur, which substantially reduced its operations at the end of 2001 and during the first six months of 2002. Sibur increased its activity in the third quarter of 2002 after reaching an amicable agreement with its creditors, but this increase was insufficient to offset the decrease in the first six months of 2002. Nominal average domestic natural gas sales prices increased 18.2% from RR367.7 per mcm in the nine months ended September 30, 2001 to RR434.5 per mcm in the nine months ended September 30, 2002 following the 20.0% and a further 15.0% increase in domestic prices to industrial consumers effective March 1, 2002 and July 1, 2002, respectively, and a 15.0% increase in domestic prices to the general population effective August 1, 2002. Average constant RR domestic natural gas price increased only 2.1% as the increase in nominal prices was largely eroded due to 15.0% inflation in the year ended September 30, 2002.

Total excise taxes on natural gas sales decreased 9.6% or RR8,065 million to RR76,183 million in the nine months ended September 30, 2002 compared to RR84,248 million in the nine months ended September 30, 2001, representing 17.7% and 16.7% of gross sales of gas in the respective periods.

Sales of gas condensate and oil and gas products decreased by RR18,898 million or 35.4% to RR34,447 million in the nine months ended September 30, 2002 compared to RR53,345 million in the nine months ended September 30, 2001. This decrease was primarily due to the reduction in operations at Sibur at the end of 2001 and during the first six months of 2002. Sibur's level of operations began to increase beginning in the third quarter of 2002.

Gas transportation sales decreased by RR919 million or 7.2% to RR11,920 million in the nine months ended September 30, 2002 compared to RR12,839 million in the nine months ended September 30, 2001. A 6.0% increase in average tariffs was largely offset by the 5.0% decrease in transportation volumes and was insufficient to offset inflation of 15.0% for the year ended 30 September, 2002. A predominant amount of third-party transportation sales are to Itera and was transported under U.S. dollar denominated contracts.

Other sales decreased by RR2,468 million or 10.4% to RR20,898 million in the nine months ended September 30, 2002 compared to RR23,314 million in the nine months ended September 30, 2001. Other sales represent activities including construction works, gas storage services, drilling works and sales of other services and goods.

Operating expenses

Operating expenses decreased by RR18,623 million or 5.4% to RR325,550 million in the nine months ended September 30, 2002 compared to RR344,173 million in the nine months ended September 30, 2001. Operating expenses increased as a percentage of sales from 67.4% in the first nine months of 2001 to 77.4% in the first nine months of 2002. The table below presents a breakdown of operating expenses in each period:

	Nine months ended September 30,			
	2002		2001	
	RR million	% of sales	RR million	% of sales
Transit costs	67,520	16.1%	67,854	13.4%
Depreciation	65,509	15.6%	67,070	13.1%
Staff costs	46,673	11.1%	42,045	8.2%
Taxes other than on income	31,903	7.6%	31,009	6.1%
Processing services and purchased oil and gas products	13,867	3.3%	26,383	5.2%
Provision expenses	8,364	2.0%	13,938	2.7%
Other	91,714	21.8%	95,874	18.5%
Total operating expenses	**325,550**	**77.4%**	**344,173**	**67.4%**

Depreciation

Depreciation decreased to RR65,509 million in the nine months ended September 30, 2002 from RR67,070 million in the nine months ended September 30, 2001. This decrease was primarily due to an increase in the amount of depreciation included in the cost of gas in storage from RR4,520 million in the nine months ended September 30, 2001 to RR5,843 million in the nine months ended September 30, 2002. The depreciation associated with those volumes will be expensed in future periods when the gas is sold.

Staff costs

Staff costs increased to RR46,673 million in the nine months ended September 30, 2002 from RR42,045 million in the nine months ended September 30, 2001. There was no significant change in the number of employees but the increase was primarily due to an increase in staff salaries above inflation.

Processing services and purchased oil and gas products

Processing services and purchased oil and gas products decreased by RR12,516 million or 47.4% to RR13,867 million in the nine months ended September 30, 2002 primarily due to the substantial reduction in Sibur's operations at the end of 2001 and during the first six months of 2002. Sibur's level of operations began to increase beginning in the third quarter of 2002.

Provision expenses

Provision expenses decreased by RR5,574 million or 40.0% to RR8,364 million in the nine months ended September 30, 2002 compared to RR13,938 million in the nine months ended September 30, 2001. Provision expense for the nine months ended September 30, 2001 includes a RR10,212 million charge as a result of

changes in tax legislation effective from January 1, 2001 which required a provision for VAT to be recorded for accounts receivable balances that were provided for (including those provided for in prior periods). Absent this charge, provisions increased by RR4,638 million in the first nine months of 2002. The increase was primarily attributable to provisions for certain of Sibur's receivables.

In prior years we have recorded larger provisions in the fourth quarter than in previous quarters. Although we may incur additional provisions in the fourth quarter of 2002, including in relation to assets under construction and other property, plant and equipment, we anticipate that our total provision expense for the year ended December 31, 2002 will be less than for the year ended December 31, 2001.

Net finance (costs) benefit

	Nine months ended September 30,			
	2002		2001	
	RR million	% of sales	RR million	% of sales
Net exchange loss	(8,305)	(2.0)%	(1,139)	(0.2)%
Interest expense	(24,364)	(5.8)%	(29,047)	(5.7)%
Interest income	6,307	1.5%	7,678	1.5%
Gains on and extinguishment of restructured liabilities	11,851	2.8%	24,002	4.7%
	(14,511)	**(3.5)%**	**1,494**	**0.3%**

Our net exchange loss increased by RR7,166 million, or 629.1%, to RR8,305 million in the nine months ended September 30, 2002, reflecting (i) a 5.0% devaluation of the RR against the U.S. dollar and a 16.1% devaluation of the RR against the euro in the nine months ended September 30, 2002 on our U.S. dollar and euro denominated receivables and borrowings and (ii) an increase in our net foreign currency liability position.

Interest expense decreased by RR4,683 million to RR24,364 million in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001 primarily due to a RR3,089 million decrease in interest expense on taxes payable, following the reduction in overdue taxes payable, and a reduction in our borrowing costs resulting from the improved interest rate environment.

Gains on and extinguishment of restructured liabilities decreased by RR12,151 million to RR11,851 million in the nine months ended September 30, 2002. This was primarily due to a significant reduction in tax payables eligible for restructuring in 2002, offset by RR3,221 million of gains on the restructuring of Sibur's debts, following the approval of the settlement agreement with Sibur's creditors on September 10, 2002. We also recognized gains due to the forgiveness by certain tax authorities of fines relating to overdue taxes that had previously been restructured.

Share of net income of associated undertakings

Share in net income of associates decreased by RR468 million to RR2,314 million in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001, due to our share of the net loss recorded by Sibur-Tyumen of RR1,205 million, offset by the RR355 million increase in income from EuRoPol GAZ S.A and RR639 million of income from National Reserve Bank. We ceased to exercise control over the activities of National Reserve Bank from January 1, 2002. Accordingly, effective January 1, 2002 our investment in National Reserve Bank was classified as an associated undertaking until we disposed of 37% of our ordinary shares and all of our preference shares of the bank in July 2002.

Gains (losses) on available-for-sale investments

In the nine months ended September 30, 2002 we recognized gains on available-for-sale investments of RR1,024 million compared to losses of RR2,802 million in the nine months ended September 30, 2001. The change resulted primarily from losses of RR2,000 million on promissory notes held by Sibur and a RR1,876 million write-down of our investment in Gazmetall in the nine months ended 30 September 2001.

Monetary gain

Monetary gain decreased by RR6,677 million to RR19,824 million in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001 due to the decrease in the rate of inflation and our lower net monetary liability position.

Profit tax

Profit tax expense decreased RR72,148 million or 45.5% to RR86,570 million in the nine months ended September 30, 2002 compared to RR158,718 million in the nine months ended September 30, 2001.

Our current profit tax expense decreased by RR43,064 million to RR41,490 million in the nine months ended September 30, 2002 from RR84,554 million in the nine months ended September 30, 2001. Our current profit tax rate was 40.1% and 43.6% for the nine months ended September 30, 2002 and 2001, respectively. Our high current profit tax rate resulted in part from Russian tax regulations that limit the deductibility of some of our operating expenses. The decrease in our current tax rate was primarily due to the application of revised tax depreciation lives for property, plant and equipment following the enactment of Chapter 25 "Profit tax" of the Russian Federation Tax Code on January 1, 2002. The revised tax depreciation tax lives, which became generally shorter, gave rise to current period tax losses in the statutory books of OAO Gazprom. We recognized the results of the assessment of the revised tax depreciation lives for property, plant and equipment in the three months ended September 30, 2002 when such an assessment was completed. Revised tax returns were then filed for the nine months ended September 30, 2002. The current tax benefit as a result of changing depreciation lives was partially offset by RR22,689 million of current profit tax expense in the nine months ended September 30, 2002 related to a "transition period" profit tax, which is a one time current tax charge resulting from the change in tax legislation, effective January 1, 2002, to recognize profit tax on an accrual rather than a cash basis. Transition period profit tax is payable over a period of five years.

Our high overall tax rate of 83.6% and 81.8% for the nine months ended September 30, 2002 and 2001, respectively, resulted from the impact of inflation accounting, which among other things, increases the book value of our fixed assets compared to their tax basis, resulting in a deferred tax expense. Our deferred tax expense was RR45,080 million and RR74,164 million for the nine months ended September 30, 2002 and 2001, respectively. The depreciation adjustment and transition period profit tax charge did not affect our overall tax rate in 2002 because they were offset by corresponding deferred tax expense and benefit, respectively.

Minority interests

Minority interest was a RR964 million expense in the nine months ended September 30, 2002 compared to a RR1,815 million benefit in the nine months ended September 30, 2001. This was primarily due to a reduction of the minority interest in Sibur's loss in 2002 due to more of those losses being reflected in the consolidated results of operations.

Year ended December 31, 2001 versus year ended December 31, 2000

Sales

The following tables set out our volumes and realized prices for the years ended December 31, 2001 and 2000.

Sales of gas	Year ended December 31, 2001	Year ended December 31, 2000
	RR million (unless otherwise indicated)	
Europe		
Gross sales (including excise tax)[1]	499,391	522,616
Excise tax	(108,797)	(100,265)
Net sales	390,594	422,351
Excise tax as a percentage of sales	21.8%	19.2%
Volumes in bcm	127.0	129.0
Average price, US$ per mcm (including excise tax and net of VAT)[2]	122.6	98.4
Average price, constant RR per mcm (including excise tax and net of VAT)	3,932.5	4,051.3
FSU		
Gross sales (including excise, net of VAT)	53,926	76,745
Excise tax	(6,736)	(11,677)
Net sales	47,190	65,068
Excise tax as a percentage of sales	12.5%	15.2%
Volumes in bcm	39.6	42.3
Average price, US$ per mcm (including excise tax and net of VAT)[2]	41.5	45.4
Average price, constant RR per mcm (including excise tax and net of VAT)	1,359.6	1,814.3
Russia		
Gross sales (including excise, net of VAT)	127,749	113,155
Excise tax	(2,650)	(4,986)
Net sales	125,099	108,169
Excise tax as a percentage of sales	2.1%	4.4%
Volumes in bcm	300.8	307.7
Average price, nominal RR per mcm (including excise tax and net of VAT)	357.9	254.7
Average price, constant RR per mcm (including excise tax and net of VAT)	424.7	367.7
Total sales of gas		
Gross sales (including excise tax, net of VAT)	681,066	712,516
Excise tax	(118,183)	(116,928)
Net sales	562,883	595,588
Excise tax as a percentage of sales	17.4%	16.4%
Volumes in bcm	467.4	479.0
Sales of gas condensate and other oil and gas products (net of excise tax and VAT)	71,594	38,842
Gas transportation sales (net of excise tax and VAT)	17,482	35,066
Other sales	31,900	38,870
Total sales (net of excise tax and VAT)	**683,859**	**708,366**

Note:

(1) VAT is not charged on sales to Europe.

(2) Average actual prices and not a convenience translation.

Sales revenues (net of excise tax and VAT) fell by RR24,507 million or 3.5% to RR683,859 million in 2001 compared to 2000. Sales of gas accounted for 82.3% of total sales in 2001 but were RR32,705 million or 5.5% lower than in 2000. The decrease in sales of gas together with the RR24,554 million or 33.2% decrease in gas transportation and other sales more than offset the RR32,752 million or 84.3% increase in sales of gas condensate and other oil and gas products.

Sales of natural gas to Europe (net of excise tax) decreased by RR31,757 million or 7.5% to RR390,594 million in 2001 compared to 2000. This was primarily due to a 1.5% or 2.0 bcm decrease in sales volumes and a decrease in prices in constant RR terms. Following the increase in U.S. dollar oil prices in the first half of 2001, average U.S. dollar export gas prices increased 24.6% in 2001 to U.S.$122.6 per mcm compared to 2000. Nevertheless, average constant RR export gas prices to Europe, decreased by 3.0% to RR3,932.5 per mcm, reflecting the fact that devaluation of the RR against the U.S. dollar continued to lag behind inflation. The

cumulative inflation index for the period from the beginning of 2000 to the end of 2001 was 42.7% while the RR devaluation effect against the U.S. dollar was only 11.6%. Sales volumes decreased as customers took minimum volumes under their long-term contracts following the increase in U.S. dollar prices paid by our customers.

Sales of natural gas to FSU countries (net of excise tax and VAT) decreased by RR17,878 million or 27.5% to RR47,190 million in 2001 compared to 2000. This was primarily due to a 25.1% decrease in the average constant RR price of gas and a 6.4% decrease in FSU sales volumes. The main reason for the decrease in FSU sales volumes was a 15% reduction in sales volumes to Ukraine from 26 bcm in 2000 to 22 bcm in 2001 which more than offset the increased shipments of gas shipped to Belarus, Moldova and Baltic countries. In light of Ukraine's poor payment history, we restricted our shipments to Ukraine to those required to cover transit services. The 25.1% decrease in the average constant RR price of gas to RR1,359.6 per mcm reflected a 8.6% decrease in the average actual U.S. dollar gas price to U.S.$ 41.5 per mcm, as 'transit gas' is priced lower than that for normal FSU shipments to the Ukraine, and the fact that cumulative devaluation of the RR against the U.S.$ continued to lag behind cumulative inflation.

Sales of natural gas in the domestic market (net of excise tax and VAT) increased by RR16,930 million or 15.6% to RR125,099 million in 2001 compared to 2000. Government control, via the FEC, of domestic gas prices has meant in recent years increases in nominal domestic gas prices, on a cumulative basis, failed to recover fully the effects of inflation. However, 2001 saw the beginning of the reversal of this trend, as the nominal average domestic price increased 40.5% from 2000 to 2001, rising from RR254.7 mcm to RR357.9 mcm. Thus, despite 18.8% inflation in 2001, the average constant RR domestic price was 15.5 % higher in 2001 compared to 2000. The increase in constant RR prices more than offset the 2.2% decrease in domestic sales volumes, which fell 6.9 bcm to 300.8 bcm in 2001. This decrease was primarily due to the reduction in sales volumes of our production subsidiaries to regional government authorities in order to settle mineral restoration tax and royalty liabilities.

Total excise taxes on natural gas sales increased 1.1% to RR118,183 million in 2001 from RR116,928 million in 2000, representing 17.4% and 16.4% of gross sales of natural gas in 2001 and 2000, respectively.

Sales of gas condensate and oil and gas products increased by RR32,752 million or 84.3% to RR71,594 million in 2001 compared to RR38,842 million in 2000. This increase was the result of the acquisition of Sibur in January 2001, which accounted for 61% of sales of gas condensate and oil and gas products in 2001.

Gas transportation sales decreased by 50.2% to RR17,482 million in 2001 from RR35,066 million in 2000. This was primarily due to lower revenues from sales to Itera. In 2001, Itera transported gas purchased mainly from independent producers in Central Asia and Kazakhstan, whereas in 2000 it transported gas purchased from us in the Yamal-Nenets districts resulting in shorter transit distances and therefore less revenue.

Other sales decreased by 17.9% to RR31,900 million in 2001 compared to RR38,870 million in 2000. This decrease was primarily due to lower construction and other services.

Operating expenses

Operating expenses decreased by 8.9% in 2001 to RR486,148 million from RR533,614 million in 2000. The table below presents a breakdown of operating expenses in each period:

	Year ended December 31,			
	2001		2000	
	RR million	% of sales	RR million	% of sales
Depreciation	95,790	14.0%	92,261	13.0%
Transit costs	91,222	13.3%	102,418	14.5%
Staff costs	57,029	8.3%	57,012	8.0%
Materials	57,169	8.4%	43,030	6.1%
Taxes other than on income	44,400	6.5%	53,881	7.6%
Impairment provision for accounts receivable and prepayments	33,638	4.9%	34,643	4.9%
Purchased refined products	16,502	2.4%	—	0.0%
Processing services	12,081	1.8%	—	0.0%
Electricity	10,964	1.6%	10,620	1.5%
Purchased gas	7,161	1.0%	11,641	1.6%
Provision for impairment of assets under construction	6,238	0.9%	32,791	4.6%
Provision for impairment of other property, plant and equipment	2,446	0.4%	9,431	1.3%
Losses on disposal of property, plant and equipment	3,164	0.5%	4,217	0.6%
Other provisions	2,446	0.4%	38,491	5.4%
Other	45,898	6.7%	43,178	6.1%
	486,148	**71.1%**	**533,614**	**75.3%**

Depreciation

Depreciation increased to RR95,790 million in 2001 from RR92,261 million in 2000, an increase of RR3,529 million or 3.8%. This increase reflected a higher depreciable fixed asset base, as more assets were put into operation, mainly in projects such as the Zapolyarnoye field, the Zapolyarnoye-Urengoi pipeline and the Yamburgskoye and Urengoiskoye fields. The increase in the balance of fully depreciated assets, from RR304,525 million in 2000 to RR565,371 million in 2001, partly offset the increase of depreciation caused by property, plant and equipment additions in 2000 and 2001.

Transit costs

Transit costs decreased by 10.9% from RR102,418 million in 2000 to RR91,222 million in 2001. Transit costs relate principally to fees charged by Ukraine and Poland for the transit of gas to markets in Europe.

The decrease was due to the fact that transit costs are largely U.S. dollar denominated and the rate of devaluation of the RR against the U.S. dollar was below the rate of inflation in 2001. Volumes of transit services provided were consistent with 2000. U.S. dollar denominated gas transportation tariffs through the Ukraine were constant during 2000 and 2001 and approximated U.S.$1.09 per mcm per 100 km. U.S. dollar denominated gas transportation tariffs through Poland were constant during 2000 and 2001 and approximated U.S.$1.3 per mcm per 100 km.

Staff costs

Staff costs were almost were RR57,029 million in 2001 and RR57,012 million in 2000. There was no significant change in the number of employees, and staff salaries increased in line with inflation.

Materials

The cost of materials used in our activities increased by RR14,139 million or 32.9% from RR43,030 million in 2000 to RR57,169 million in 2001. The increase is primarily due to the consolidation of Sibur from January 1, 2001 and the general increases in our materials prices in excess of inflation.

Taxes other than on income

Taxes other than on income consist of:

	Year ended December 31,	
	2001	**2000**
Royalty	12,117	9,907
Road users tax and housing fund tax	9,519	27,768
Property tax	9,173	5,701
Mineral restoration tax	8,719	4,977
Other taxes	4,872	5,528
	44,400	**53,881**

Taxes other than on income decreased by RR9,481 million from RR53,881 million in 2000 to RR44,400 million in 2001. Both royalty and mineral restoration tax, payable by production subsidiaries, increased by RR2,210 million and RR3,472 million, respectively, in line with the increase in internal gas prices. Road users tax decreased by RR18,249 million in 2001 compared to 2000, reflecting a decrease in the road users tax rate from 2.5% to 1% (effective from January 1, 2001). Effective from January 1, 2001, the housing fund tax was abolished which in prior periods was calculated at 1.5% of our sales revenues, resulting in a RR3,998 million decrease. Property taxes increased by RR5,472 million in 2001 compared to 2000 due to a statutory revaluation of our property, plant and equipment as of January 1, 2001 and changes in property tax legislation.

Impairment provision for accounts receivable and prepayments

The impairment provision for accounts receivable and prepayments decreased 3.0% from RR34,643 million in 2000 to RR33,638 million in 2001 (including RR11,377 million related to VAT provisions on accounts receivable, as explained below). As at December 31, 2001, the balance of provisions related to accounts receivable and prepayments was RR150,521 million or 36.0% of the gross receivable balance.

Changes in the tax legislation of the Russian Federation, effective January 1, 2001, required a provision for VAT to be recorded for accounts receivable balances that are provided for (including those that were provided for in prior periods), whereas previously the related VAT was not required to be provided for or paid. For the year ended December 31, 2001, this resulted in a charge of RR11,377 million.

Purchased refined products and processing services

Purchased refined products and processing services pertains to activities of Sibur, consolidated from January 1, 2001.

Purchased gas

The cost of purchased gas decreased 38.5% from RR11,641 million in 2000 to RR7,161 million in 2001. A RR10,036 million decrease in the cost of purchased gas relates to the one-time purchase of Turkmenistan gas from Itera in 2000, which was made in order to fulfill our contractual obligations to European customers. This decrease was partially offset by RR2,965 million of cost of gas purchased in 2001 by Sibur, which purchases external gas in certain regions for further processing.

Provision for impairment of assets under construction

Provision expense related to impairment of assets under construction decreased by 81.0% from RR32,791 million in 2000 to RR6,238 million in 2001 in line with our strategy to focus our capital program on priority projects and thereby reduce our total number of projects. The provision for impairment was recorded in the fourth quarter of 2001.

Provision for impairment of other property, plant and equipment

The provision for impairment of other property, plant and equipment decreased from RR9,431 million in 2000 to RR2,446 million in 2001. This was primarily due to the reduction in the number of properties being abandoned, such as development and exploration wells.

Other provisions

Expenses in respect of other provisions decreased by 93.6% from RR38,491 million in 2000 to RR2,446 million in 2001, primarily due to a RR26,883 million decrease in the provision expense on investments and other long-term assets, a RR7,891 million decrease in the provision for inventory obsolescence and a RR1,271 million decrease in the provision for guarantees and other charges.

The decrease in the provision expense on investments and other long-term assets was primarily due to the reduction in new investments in non-core activities for which a provision amount had been recorded in prior periods. The decrease in the provision expense on inventory obsolescence was primarily due to the disposal of previously surplus stock of production materials and improved inventory turnover.

Net finance costs

	Year ended December 31,	
	2001	**2000**
Net exchange loss	(5,187)	(3,388)
Interest income	13,605	14,973
Gain on restructured taxes, interest and fines	20,647	22,096
Interest expense	(39,620)	(61,907)
	(10,555)	**(28,226)**

Our net exchange loss increased by RR1,799 million from RR3,388 million in 2000 to RR5,187 million in 2001, reflecting the impact of the 7% devaluation of the RR against the U.S. dollar and the 1.3% devaluation of the RR against the euro on receivables and borrowings expressed in foreign currencies. Interest expense

decreased RR22,287 million to RR39,620 million in 2001, in line with our efforts to restructure our profit tax liabilities. Pursuant to tax legislation enacted in 1999, we were allowed to restructure federal tax payables (principal, interest and fines), existing as of the date of the legislation. Interest accrues on the tax payables (excluding interest and fines) at a rate of 5.5% per annum and is paid quarterly. The restructured amounts must be settled in accordance with agreed repayment schedules and current tax payments must be made timely.

During the years ended December 31, 2001 and 2000, several of our subsidiaries entered into contracts with Government authorities to restructure overdue taxes, interest and fines so that those liabilities would be settled by installment payments due over 10 years. The RR20,647 million gain in 2001 on restructured taxes, interest and fines (RR22,096 million in 2000) represented the difference between the estimated fair value of the new agreements (based on discounted future cash flows) and the carrying amount of the old payables (RR55,001 million).

Share of net income of associated undertakings

Share of net income of associated undertakings increased RR3,085 million to RR3,920 million in 2001 due to our share of the net income (loss) recorded by WINGAS GmBH increasing from a RR233 million loss in 2000 to RR1,072 million of income in 2001, RR1,055 million of income from Turusgaz, RR467 million of income from Moldovagaz and RR314 million of income from Altalanos Evtekforgalmi Bank Rt ("AEB") in 2001.

Losses on available for sale investments

Losses on available for sale investments decreased by RR1,991 million to RR953 million in 2001, primarily due to the RR6,181 million reduction in provisions against long-term and short-term promissory notes and RR1,449 million of unrealised gains on available-for-sale securities, partially offset by RR4,654 million of losses on promissory notes held by Sibur and the RR1,967 million write-down of our investment in Gazmetall following an independent valuation.

Monetary gain

Monetary gain decreased by RR25,721 million to RR32,146 million in 2001 due to the fall in the rate of inflation and our lower net monetary liability position.

Profit tax

	Year ended December 31,	
	2001	**2000**
Profit before profit tax and minority interest	222,269	202,284
Theoretical tax charge at the statutory rate thereon	(77,794)	(60,685)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Non-temporary element of net monetary gains	(88,754)	(59,691)
Non-deductible expenses	(36,682)	(52,067)
Statutory tax concessions	13,162	25,910
Other non-temporary differences	(9,943)	(7,000)
Inflation effect on deferred profit tax balance at beginning of year	7,131	6,902
Effect of increase in taxable base due to statutory revaluation	—	303,386
Effect of change in tax rate	(11,608)	18,377
Profit tax (expense) benefit	**(204,488)**	**175,132**

Our current profit tax expense increased by RR261 million from RR90,819 million in 2000 to RR91,080 million in 2001. Our effective current profit tax rate decreased from 44.9% in 2000 to 41.0% in 2001. Our high current profit tax rate for 2001 and 2000 resulted in part from Russian tax regulations that limited the deductibility of some of our operating expenses.

Our overall tax rate for 2001 of 92% primarily resulted from the impact of non-deductible expenses as described above, as well as from inflation accounting, which among other things, increases the book value of our fixed assets compared to their tax basis, resulting in a deferred tax expense, and the impact of the reduction in Russian tax rates from 35% to 24%, which reduced our net deferred tax asset, resulting in a deferred tax expense. Our deferred tax expense was RR113,408 million for the year ended December 31, 2001.

Our total profit tax benefit in 2000 consisted primarily of a deferred tax benefit of RR303,386 million, representing the deferred tax impact of recording an upward revaluation of our fixed assets for Russian statutory purposes, partially offset by the impact of non-deductible expenses as described above, and by deferred tax expense related to the impact of inflation accounting, which among other things as noted above, increases the book value of our fixed assets compared to their tax basis, resulting in a deferred tax expense.

Minority interest

Minority interest expense increased by RR3,132 million to RR5,121 million in 2001 primarily due to the increased profitability of National Reserve Bank, our banking subsidiary, following an increase in the value of its investment portfolio and the release of prior year provisions against outstanding forward exchange contracts which had been entered into prior to August 17, 1998. Such contracts became unenforceable against National Reserve Bank in 2001 in accordance with requirements of the Civil Code of the Russian Federation.

Year ended December 31, 2000 versus year ended December 31, 1999

Sales

The following tables set out our volumes and realized prices for the years ended December 31, 2000 and 1999.

	Year ended December 31,	
	2000	1999
Sales of gas	RR million (unless otherwise indicated)	
Europe		
Gross sales (including excise tax)[1]	522,616	335,135
Excise tax	(100,265)	(69,316)
Net sales	422,351	265,819
Excise tax as a percentage of sales	19.2%	20.7%
Volumes in bcm	129.0	126.8
Average price, US$ per mcm (including excise tax and net of VAT)[2]	98.4	57.9
Average price, constant RR per mcm (including excise tax and net of VAT)	4,051.3	2,643.0
FSU		
Gross sales (including excise tax, net of VAT)	76,745	84,411
Excise tax	(11,677)	(13,626)
Net sales	65,068	70,785
Excise tax as a percentage of sales	15.2%	16.1%
Volumes in bcm	42.3	47.2
Average price, US$ per mcm (including excise tax and net of VAT)[2]	45.4	40.9
Average price, constant RR per mcm (including excise tax and net of VAT)	1,814.3	1,788.4
Russia		
Gross sales (including excise tax, net of VAT)	113,155	120,313
Excise tax	(4,986)	(11,041)
Net sales	108,169	109,272
Excise tax as a percentage of sales	4.4%	9.2%
Volumes in bcm	307.7	308.9
Average price, nominal RR per mcm (including excise tax and net of VAT)	254.7	218.3
Average price, constant RR per mcm (including excise tax and net of VAT)	367.7	389.5
Total gross sales of gas		
Gross sales (including excise tax, net of VAT)	712,516	539,859
Excise tax	(116,928)	(93,983)
Net sales	595,588	445,876
Excise tax as a percentage of sales	16.4%	17.4%
Volumes in bcm	479.0	482.9
Sales of gas condensate and other oil and gas products (net of excise tax and VAT)	38,842	20,885
Gas transportation sales (net of excise tax and VAT)	35,066	27,425
Other sales	38,870	30,894
Total sales (net of excise tax and VAT)	**708,366**	**525,080**

Note:
(1) VAT is not charged on sales to Europe.
(2) Average actual prices and not a convenience translation.

Total sales revenues (net of excise tax and VAT) increased by 34.9% or RR183,286 million to RR708,366 million in 2000 compared to 1999. Net sales of gas accounted for 84.0% of total sales in 2000 and increased RR149,712 million or 33.6% to RR595,588 million in 2000.

Sales of natural gas to Europe (net of excise tax) increased by RR156,532 million or 58.9% to RR422,351 million in 2000 compared to 1999. This was primarily due to a 53.3% increase in constant RR prices and a 2.2 bcm increase in sales volumes. The increase in constant RR prices during 2000 was the result of an increase in the underlying U.S. dollar prices for oil at the end of 1999. A 1.7% increase in the sales volumes was achieved through new agreements with Yugoslavia, the Czech Republic and Slovakia.

Sales of natural gas to FSU (net of excise tax and VAT) countries decreased by RR5,717 million or 8.1% to RR65,068 million in 2000 compared to 1999. This was primarily due to a 4.9 bcm or 10.4% decrease in FSU sales volumes to 42.3 bcm in 2000, which was partially offset by the 1.4% increase in the constant RR price to RR1,814.3 per mcm in 2000. The main reason for the decrease in FSU sales volumes was our decision to reduce sales to FSU countries due to their poor payment history and re-direct these volumes to European countries. The increase in constant RR prices was primarily due to higher U.S. dollar prices for gas sold to Moldova and the Baltic countries.

Sales of natural gas in the domestic market (net of excise tax and VAT) decreased by RR1,103 million or 1.0% to RR108,169 million in 2000 compared to 1999. In May 2000, the FEC increased domestic natural gas prices by 16% from RR228 per mcm to RR265 per mcm. The nominal average domestic price in 2000 was 16.7% higher than in 1999, rising from RR218.3 mcm to RR254.7 mcm. However, this nominal improvement was more than offset by the cumulative underlying inflation causing the real average domestic price to decrease 5.6% to RR367.7 per mcm in 2000 compared to 1999. Domestic sales also decreased due to the 1.2 bcm or 0.3% decrease in sales volumes to 307.7 bcm in 2000.

Total excise taxes on gas sales increased by 24.4% to RR116,928 million in 2000 compared to 1999, representing 16.4% and 17.4% of gross sales in gas in 2000 and 1999, respectively. The increase was primarily due to the increase in the value of gas sales to Europe, partially offset by an increase in the volume of non-excisable gas sold and an increase in foreign currency denominated transit costs and other export which are deductible for excise tax purposes.

Sales of gas condensate and other oil and gas products increased by 86.0% from RR20,885 million in 1999 to RR38,842 million in 2000, primarily due to the increase in domestic and export gas condensate and oil and gas products prices and an increase in sales volumes.

Gas transportation sales increased by 27.9% from RR27,425 million in 1999 to RR35,066 million in 2000, primarily due to a 17% increase in transportation tariffs, established by FEC, and new transit agreement signed with existing and new customers.

Other sales increased by 25.8% from RR30,894 million in 1999 to RR38,870 million in 2000 primarily due to higher sales from selling materials, construction and drilling services.

Operating expenses

Operating expenses increased in real terms by 10% from RR486,467 million in 1999 to RR533,614 million in 2000. The table below presents a breakdown of operating expenses in each period:

	Year ended December 31,			
	2000		1999	
	RR million	% of sales	RR million	% of sales
Transit costs	102,418	14.5%	101,454	19.3%
Depreciation	92,261	13.0%	82,731	15.8%
Staff costs	57,012	8.0%	51,811	9.9%
Taxes other than on income	53,881	7.6%	46,749	8.9%
Materials	43,030	6.1%	31,483	6.0%
Impairment provision for accounts receivable and prepayments	34,643	4.9%	20,088	3.8%
Impairment provision for assets under construction	32,791	4.6%	26,926	5.1%
Electricity	10,620	1.5%	10,291	2.0%
Purchased gas	11,641	1.6%	2,460	0.5%
Impairment provision for other property, plant and equipment	9,431	1.3%	9,103	1.7%
Losses on disposal of property, plant and equipment	4,217	0.6%	4,765	0.9%
Other provisions	38,491	5.4%	46,048	8.8%
Other	43,178	6.1%	52,558	10.0%
	533,614	**75.3%**	**486,467**	**92.6%**

Depreciation

Depreciation increased by 11.5% from RR82,731 million in 1999 to RR92,261 million in 2000, primarily due to a higher fixed asset base, as more assets were put into operation in both 1999 and 2000. The cost of property, plant and equipment subject to depreciation rose by more than 10%.

Materials

The cost of materials increased by 36.7% from RR31,483 million in 1999 to RR43,030 million in 2000, primarily due to the increased cost of materials in excess of inflation.

Taxes other than on income

	Year ended December 31,	
	2000	1999
Royalty	9,907	7,517
Road users tax and housing fund tax	27,768	25,218
Property tax	5,701	5,335
Mineral restoration tax	4,977	3,908
Other taxes	5,528	4,771
	53,881	**46,749**

Taxes other than on income rose by RR7,132 million or 15.3%. This increase was partly the result of higher prices attributable to natural gas sales by our production enterprises, and the consequently higher level of both mineral use tax (royalty) and mineral restoration tax, both of which are based on production sales. Road users and housing taxes also rose due to the significantly higher non-gas sales, such as transportation services and gas condensate sales.

Purchased gas

The cost of purchased gas increased from RR2,460 million in 1999 to RR11,641 million in 2000. In 2000 we purchased 9 bcm of Turkmenian gas from Itera at a cost of U.S.$45 per mcm. No gas was purchased from Itera in 1999.

Impairment provision for accounts receivable and prepayments

The impairment provision expense for accounts receivable and prepayments increased by 72.5% from RR20,088 million in 1999 to RR34,643 million in 2000. In overall terms trade receivables continued to fall in 2000, partly as result of the continuing drop in the value of domestic sales, and partly due to both the reduced level of sales to FSU countries, primarily Ukraine, and the higher level of provisioning against those receivables. The increase in the provision expense for accounts receivable and prepayments in 2000 reflected an increased provision against Ukrainian sales due to the continuing uncertainty of collections. The total balance sheet provision for accounts receivable related to Ukrainian sales was 63% of gross accounts receivable due from Ukraine as of December 31, 2000.

Other provisions

Other provision expenses decreased by 16.4% from RR46,048 million in 1999 to RR38,491 million in 2000. The decrease is primarily attributable to a RR2,451 million decrease in the provision expense on investments and other long-term assets, and the RR10,131 million decrease in the provision for guarantees and other charges. Decreases in these provisions more than offset the RR5,024 million increase in the provision for inventory obsolescence.

The provision expense on investments and other long-term assets decreased primarily due to a reduction in investments in non-core activities, for which a provision amount had been recorded in prior periods, and a decrease in the balance sheet provision related to our other investments. This main reason for the decrease is attributable to National Reserve Bank, one of our banking subsidiaries, participating in a restructuring program to

exchange Ukrainian Ministry of Finance bonds for U.S. dollar denominated eurobonds, which were reclassified from other investments to marketable securities and recorded at their estimated fair value. This resulted in the release of the prior provision against the Ukrainian Ministry of Finance bonds amounting to RR2,762 million.

The decrease in the provision expense for guarantees and other charges reflects the reduction in new guarantees provided and payments under existing guarantees.

The provision expense related to impairment of assets under construction increased due to an increase in the number of projects started and then placed "on-hold."

Net finance costs

	December 31,	
	2000	**1999**
Net exchange loss	(3,388)	(55,594)
Interest income	14,973	17,017
Gain on restructured taxes, interest and fines	22,096	—
Interest expense	(61,907)	(47,772)
	(28,226)	**(86,349)**

Our net exchange loss decreased by RR52,206 million, reflecting the 3.9% appreciation of the RR against the euro, the other currency in which we had significant hard-currency borrowings.

During the year ended December 31, 2000, several of our subsidiaries entered into contracts with the governmental authorities to restructure overdue taxes, interest and fines so that those liabilities would be settled by installment payments due over 10 years. The gain on restructured taxes, interest and fines represented the difference between the estimated fair value of the new agreements (based on discounted future cash flows) and the carrying amount of the old payables.

Share of net income (losses) of associated undertakings

Share of net income (losses) of associated undertakings changed from a RR774 million loss in 1999 to RR835 million of income in 2000 primarily due to the share of net income reported by Turusgaz (RR843 million) and AEB (RR565 million), more than offsetting the share of losses recorded by WINGAS GmBH (RR232 million) and Moldovagaz (RR390 million).

Monetary gain

Monetary gain decreased by RR22,898 million to RR57,867 million in 2000 due to the fall in the rate of inflation and our lower net monetary liability position.

Profit tax

	Year ended December 31,	
	2000	**1999**
Profit before profit tax and minority interest	202,284	30,378
Theoretical tax charge at the statutory rate thereon	(60,685)	(9,113)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Non-temporary element of net monetary gains	(59,691)	(125,481)
Non-deductible expenses	(52,067)	(52,562)
Statutory tax concessions	25,910	17,099
Other non-temporary differences	(7,000)	10,663
Inflation effect on deferred profit tax balance at beginning of year	6,902	3,681
Effect of increase in taxable base due to statutory revaluation	303,386	—
Effect of change in tax rate	18,377	672
Profit tax benefit (expense)	**175,132**	**(155,041)**

Our current profit tax expense was RR90,819 million compared to RR38,715 million in 1999. Our effective current profit tax rate decreased from 127.4% in 1999 to 44.9% in 2000. Our high current profit tax rate for 2000 and 1999 resulted in part from Russian tax regulations that limited the deductibility of some of our operating expenses.

Our overall tax benefit in 2000 resulted primarily from a deferred tax benefit of RR303,386 million representing the deferred tax impact of recording an upward revaluation of our fixed assets in our Russian statutory and tax books purposes, partially offset by the impact of non-deductible expenses as described above and deferred tax expense related to the impact of inflation accounting, which among other things, increases the book value of our fixed assets compared to their tax basis, resulting in a deferred tax expense. Our deferred tax benefit was RR265,951 million for the year ended December 31, 2000 compared to a deferred tax charge of RR116,326 million for the year ended December 31, 1999. Our overall effective profit tax rate for 1999 of 510% resulted from the impact of non-deductible expenses and inflation accounting.

Minority interest

Minority interest expense increased from RR288 million in 1999 to RR1,989 million in 2000 primarily due to higher profits reported by subsidiaries, in which we owns less than 100%, including Gazprombank and LGOK.

LIQUIDITY AND CAPITAL RESOURCES

We make significant capital expenditures to explore for natural gas, to develop our natural gas fields and to produce our natural gas, gas condensate and crude oil, and to maintain and expand the UGSS and international pipelines. Our capital expenditures (including cash advances to contractors and suppliers, which are recorded within other long-term assets) were RR114,711 million in the first nine months of 2002 (against a budget of RR145,517 million for all of 2002), RR170,927 million in 2001, RR156,331 million in 2000 and RR157,570 million in 1999. Our budgeted capital expenditure for 2003 is RR179,800 million.

We make a significant portion of our capital expenditures using consideration other than cash. See "Liquidity and Capital Resources—Capital expenditures." In the first nine months of 2002 and for the years ended December 31, 2001 and 2000, our operating cash flows exceeded our cash capital expenditures by significant margins, but were not sufficient to cover our combined cash and non-cash capital expenditures. In the year ended December 31, 1999, our operating cash flows were below our cash capital expenditures as well as our combined cash and non-cash capital expenditures.

Following is a table of our cash and non-cash capital expenditures:

	Nine months ended September 30,	Year ended December 31,		
	2002	2001	2000	1999
Cash capital expenditures	62,914	101,522	63,684	55,284
Interest paid and capitalized	5,787	16,029	19,109	14,203
Mutual cancellations and barter settlements[1]	—	47,127	62,458	74,060
Other non-cash expenditures	46,010	6,249	11,080	14,023
Total capital expenditures	**114,711**	**170,927**	**156,331**	**157,570**

Note:

(1) A meaningful breakdown of this amount is not available for the nine month period ended September 30, 2002. For this nine month period these amounts are combined with "other non-cash expenditures."

Other significant uses of our cash flows include servicing our debt and paying dividends. Interest paid was RR10,011 million, RR25,706 million, RR36,850 million and RR24,227 million, in the first nine months of 2002 and the years ended December 31, 2001, 2000 and 1999 respectively. Interest paid and capitalized was RR5,787 million, RR16,029 million, RR19,109 million and RR14,203 million in those periods, respectively. We paid dividends of RR1,934 million, RR6,461 million, RR3,980 million and RR1,231 million, for the first nine months of 2002 and for the years ended December 31, 2001, 2000 and 1999, respectively.

In the nine months ended September 30, 2002 and the years ended December 31, 2001, 2000 and 1999, our borrowings exceeded our repayments of debt. Our borrowings net of repayments (including bonds and promissory notes) were RR23,925 million, RR26,555 million, RR15,144 million and RR91,949 million for the first nine months of 2002 and for the years ended December 31, 2001, 2000 and 1999, respectively. However, as a result of the inflation of our prior period debt balances due to the application of inflation accounting under IAS 29, our debt balances reported in our financial statements have declined significantly despite these net borrowings. See "—Debt Obligations." Our cash and cash equivalents increased in 1999, decreased in 2000, and increased in 2001 and decreased again in the first nine months of 2002.

Our plan for 2003 is to finance our budgeted capital expenditures, interest and dividends mainly out of operating cash flows, which we are planning to increase through our cost cutting program and through higher domestic tariffs and higher realized prices for, and increased volumes of, the natural gas we export. In addition, we expect sales of our non-core assets to contribute to the financing of our budgeted capital expenditures, interest and dividends. At the same time, we intend to reduce our debt through net repayments, and improve our mix of indebtedness. We plan to accomplish this by retiring a portion of our short-term RR denominated debt (in particular our short-term RR denominated promissory notes) and by refinancing other RR denominated debt with long-term borrowings in convertible currencies. There can be no assurance that we will be able to implement this plan.

Cash Flows

The following table summarizes the statements of cash flows for the nine months ended September 30, 2002 and 2001 and years ended December 31, 2001, 2000 and 1999.

	Nine months ended September 30,		Year ended December 31,		
	2002	2001	2001	2000	1999
			RR million		
Net cash provided by operating activities	44,986	97,817	156,451	111,903	21,699
Net cash used for investing activities	(76,830)	(39,179)	(115,114)	(72,864)	(74,977)
Net cash provided by (used for) financing activities	11,634	(58,544)	(5,977)	(35,707)	56,471

Net cash provided by operating activities

Net cash provided by operating activities amounted to RR44,986 million in the nine months ended September 30, 2002 compared to RR97,817 million in the nine months ended September 30, 2001. This was primarily due to lower margins generated by our gas sales during the nine months ended September 30, 2002, which followed the 23% reduction in the average realized constant RR prices on our gas sales to Europe, and negative changes in our working capital position, reflecting a decrease in accounts payable and taxes payable and increased gas inventories. These two factors more than offset the decrease in profit taxes paid.

Net cash provided by operating activities amounted to RR156,451 million in the year ended December 31, 2001 compared to RR111,903 million in the year ended December 31, 2000. The increase was primarily due to a RR85,485 million positive impact from working capital changes reflecting better cash collections from domestic customers, partially offset by increases in tax payments.

Net cash provided by operating activities amounted to RR111,903 million in the year ended December 31, 2000 compared to RR21,699 million in the year ended December 31, 1999. The increase was primarily due to higher margins generated by our gas sales to Europe following the recovery of world oil prices in 1999, partially offset by the negative impact of working capital changes, reflecting an increase in accounts receivable and inventories offset in part by an increase in accounts payable and taxes payable, and increases in tax payments during 2000.

Net cash from investing activities

Net cash used for investing activities amounted to RR76,830 million in the nine months ended September 30, 2002 compared to RR39,179 million in the nine months ended September 30, 2001. This was primarily due to our ability to utilize higher cash flows generated by our financing activities during the nine months ended September 30, 2002 for the implementation of a number of major construction projects.

Net cash used for investing activities amounted to RR115,114 million in the year ended December 31, 2001 compared to RR72,864 million in the year ended December 31, 2000. The 58.0% increase was primarily due to the RR37,838 million increase in cash capital expenditures to RR101,522 million in the year ended December 31, 2001.

Net cash used for investing activities amounted to RR72,864 million in the year ended December 31, 2000 compared to RR74,977 million in the year ended December 31, 1999. The 2.8% decrease in cash used for investing activities was primarily due to incremental outflow of RR2,467 million paid in 1999 for acquisition of a Lebedinsky GOK subsidiary.

Net cash flows from financing activities

Net cash provided by financing activities amounted to RR11,634 million in the nine months ended September 30, 2002 compared to RR58,544 million of net cash used for financing activities in the nine months ended September 30, 2001. This was primarily due to additional borrowings, mainly short-term, in the nine months ended September 30, 2002 generating an incremental RR35,471 million cash inflow; a RR23,120 million decrease in outflows relating to a reduction in redemptions of promissory notes; and a RR11,587 million decrease in interest expense and other cash used for financing activities.

Net cash used for financing activities amounted to RR5,977 million in the year ended December 31, 2001 compared to RR35,707 million in the year ended December 31, 2000. The 83% decrease was mainly the result of an increase in net proceeds from long-term borrowings, which exceeded the net outflows from the redemption of promissory notes, and a reduction in interest paid.

Net cash used for financing activities amounted to RR35,707 million in the year ended December 31, 2000 compared to net cash provided by financing activities of RR56,471 million in the year ended December 31, 1999. The change was primarily due to a reduction in net proceeds from short and long-term borrowings in 2000 compared to 1999.

Working Capital

Our working capital surplus (current assets less current liabilities) was RR36,934 million as of September 30, 2002 and RR43,203 million as of December 31, 2001. The RR6,269 million reduction in our working capital in 2002 was primarily due to abnormally high cash and cash equivalents at December 31, 2001, which we either utilized as part of capital expenditure program or invested in various non-current assets during the first nine months of 2002. We believe that we have sufficient working capital to meet our requirements for at least the next twelve months; however, we are dependent on the short-term credit markets to finance our working capital. See "Risk Factors—Risks Relating to our Business—We depend on regular access to the domestic rouble bank loan and rouble debt markets to meet a significant portion of our financing requirements."

As of December 31, 2001, our working capital surplus amounted to RR43,203 million compared to RR3,983 million as of December 31, 2000. The RR39,220 million increase in working capital was primarily due to an increase in cash and cash equivalents by RR36,218 million, an increase in other working capital components by RR10,759 million and a decrease in taxes payable by RR89,420 million. Those increases were partially offset by a decrease in accounts receivable and prepayments by RR75,659 million.

Capital expenditures

Total capital expenditures (including cash advances to contractors and suppliers, which are recorded within other long-term assets) decreased from RR157,570 million in 1999 to RR156,331 million in 2000 and then increased to RR170,927 million in 2001.

Most of our capital expenditures during these periods were for the transportation infrastructure and production assets. Capital expenditures on the transportation infrastructure comprised RR77,293 million, or 45.2% of total capital expenditure in 2001, increasing from RR54,650 million in 2000. In 2001 capital expenditure on production assets comprised RR70,896 million, or 41.5% of total capital expenditure in 2001, increasing from RR57,024 million in 2000 in line with our strategy to develop new gas fields, including Zapolarnoye, to maintain stable production volumes.

Total capital expenditures by segment for the years ended December 31, 2001, 2000 and 1999 amounted to the following:

	Year ended December 31,		
	2001	2000	1999
		RR million	
Transportation	77,293	54,650	98,040
Production	70,896	57,024	37,377
Refining	5,059	3,479	2,115
Distribution	111	435	1,443
Other	17,568	40,743	18,595
Total	**170,927**	**156,331**	**157,570**

Total capital expenditures were RR104,257 million and RR101,234 million for the nine months ended September 30, 2002 and 2001. The increase was primarily due to increased funding of major projects including the Zapolarnoye field development, Blue Stream and Yamal-Europe pipelines.

Budgeted total capital expenditure by segment for the years ended December 31, 2002 was, and for the year ending December 31, 2003 is, as follows:

	Year ended December 31, 2002	Year ending December 31, 2003
	RR million	
Transportation	71,448	93,231
Production	65,567	77,906
Refining	2,220	3,183
Distribution	67	51
Other	6,215	5,429
Total	**145,517**	**179,800**

Note:

The budget excludes expenditures for Sibur, Vostokgazprom and Purgaz.

For the fourth quarter of 2002, we estimate that our capital expenditure was approximately RR42 billion, bringing total estimated capital expenditure to approximately RR146 billion for the year ended December 31, 2002 compared to approximately RR171 billion for the year ended December 31, 2001.

The Board of Directors has approved a capital expenditure budget for 2003 of RR179,800 million, including RR73,840 million in respect of capital expenditures related to the Yamal project (including RR21,128 million for construction of pipeline Zapolarnoye-Urengoi, RR20,950 million for construction of pipeline SRTO-Torzhok and RR13,929 million for the development of the Zapolarnoye gas field). Future capital expenditures are expected to be made principally on export pipelines development, production and drilling development, and refining capacities.

The actual amount and timing of capital expenditures made are subject to change depending on economic and political conditions. Management cannot rule out strategic acquisitions if opportunities arise.

Debt obligations

Our borrowings net of repayments were RR23,925 million, RR26,535 million, RR15,144 million and RR91,949 million for the nine months ended September 30, 2002 and the years ended December 31, 2001, 2000 and 1999, respectively. However, as a result of the restatement in constant rouble terms of all our comparatives in accordance with inflation accounting under IAS 29, our debt balances are reported to have declined despite these net borrowings.

The overall decline in our borrowings as reported in our financial statements resulted from opposite movements in our long-term and short-term borrowings. Our long-term borrowings (including the current portion of long-term borrowings and long-term promissory notes payable), which are predominantly denominated in convertible currencies (mainly the U.S. dollar and the euro), are reported to have declined in constant RR terms at December 31, 2001 compared to December 31, 1999, and then to have increased at September 30, 2002. Our

short-term borrowings (excluding the current portion of long-term borrowings but including short-term promissory notes payable), which are predominantly denominated in RR, are reported to have increased in constant RR terms at December 31, 2001 compared to December 31, 1999, and then to have declined at September 30, 2002, reflecting in part our strategy of refinancing short-term RR denominated debt with long-term borrowings denominated in convertible currencies.

The following table shows our borrowings at September 30, 2002 and at December 31, 2001, 2000 and 1999 expressed in constant RR terms:

	September 30,	December 31,		
	2002	2001	2000	1999
		RR million		
Long-term borrowings				
Fixed interest rate borrowings	81,017	99,859	70,542	88,658
Weighted average interest rates for fixed rate borrowings	9.5%	9.1%	7.6%	5.8%
Variable interest rate borrowings	256,000	215,158	259,522	337,143
Weighted average interest rates for variable rate borrowings	5.0%	6.4%	7.4%	7.4%
Total long-term borrowings	**337,017**	**315,017**	**330,064**	**425,801**
RR denominated borrowings	32,732	36,687	31,753	35,721
Foreign currency denominated borrowings	304,285	278,330	298,311	390,080
Total long-term borrowings	**337,017**	**315,017**	**330,064**	**425,801**
Less: current portion of long-term borrowings	(120,232)	(87,297)	(61,279)	(57,930)
Add: long-term promissory notes, net of discount	11,396	13,677	8,117	—
Average discount on promissory notes	21.5%	26.5%	20.8%	—
Total long-term debt obligations	**228,181**	**241,397**	**276,902**	**367,871**
Short-term debt borrowings				
Fixed interest rate borrowings	73,755	97,909	85,529	76,269
Weighted average interest rates for fixed rate borrowings	12.4%	16.8%	20.0%	20.3%
Variable interest rate borrowings	1,582	—	—	—
Weighted average interest rates for variable rate borrowings	6.0%	—	—	—
Total short-term borrowings	**75,337**	**97,909**	**85,529**	**76,269**
RR denominated borrowings	52,694	75,027	82,601	64,072
Foreign currency denominated borrowings	22,643	22,882	2,928	12,197
Total short-term borrowings	**75,337**	**97,909**	**85,529**	**76,269**
Plus: Current portion of long-term borrowings	120,232	87,297	61,279	57,930
Short-term promissory notes, net of discount	54,318	67,527	75,532	32,799
Average discount on promissory notes	18.5%	20.0%	34.5%	39.0%
Total short-term debt borrowings	**249,887**	**252,733**	**222,340**	**166,998**
Total borrowings	**478,068**	**494,130**	**499,242**	**534,868**

The following table shows our actual U.S. dollar and euro denominated long-term borrowings (expressed in U.S. dollars) at September 30, 2002 and at December 31, 2001, 2000 and 1999 as well as the same balances expressed in constant RR terms.

In millions	September 30,	December 31,		
	2002	2001	2000	1999
Long-term convertible-currency-denominated borrowings				
U.S.$ denominated (expressed in US$)	7,788	6,088	6,397	7,157
euro denominated[1] (expressed in US$)	1,829	2,275	1,677	2,009
Total long-term convertible-currency-denominated borrowings expressed in U.S.$	9,617	8,363	8,074	9,166
Total long-term convertible-currency-denominated borrowings expressed in constant RR	304,285	278,330	298,311	390,080

Note:

(1) Converted at the euro to U.S.$ exchange rate of 0.98, 0.88, 0.93 and 1.01 as of September 30, 2002, December 31, 2001, December 31, 2000 and December 31, 1999, respectively.

Our actual long-term borrowings denominated in convertible currencies decreased significantly in 2000, as we refinanced a portion of our borrowings denominated in convertible currencies with short-term borrowings largely denominated in RR. From December 31, 2000 to September 30, 2002, however, our actual long-term borrowings denominated in convertible currencies grew, as we increasingly financed our capital expenditures with long-term borrowings in the capital markets and began to refinance our short-term obligations.

A significant portion of our long-term borrowings denominated in convertible currencies are collateralized by receivables under certain of our export contracts.

Contractual obligations and other commitments

The following table shows our schedule of repayments for long-term borrowings, (excluding long-term promissory notes) at September 30, 2002 and December 31, 2001, expressed in constant RR terms.

Schedule of repayment for long-term borrowings (excluding long-term promissory notes)	September 30, 2002	December 31, 2001
Within one year	120,232	87,297
Between one and two years	92,368	88,304
Between two and five years	104,950	119,730
After five years	19,467	19,686
	337,017	**315,017**

The amount of outstanding guarantees issued to third parties increased by RR22,901 million to RR77,006 million at December 31, 2001 as compared to December 31, 2000. RR20,996 million of the increase was due to guarantees issued to banks for the construction of the offshore portion of the Blue Stream pipeline. As of December 31, 2001 our guarantees balance included RR11,950 million of guarantees issued by subsidiaries under contracts for purchases of equipment, construction and installation works.

We have significant obligations to supply gas under long-term contract with European customers.

QUALITATIVE AND QUANTITATIVE DISCLOSURES AND MARKET RISKS

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange risk to the extent that our sales revenues and costs are denominated in currencies other than RR. We are subject to market risk from changes in interest rates that may affect the cost of our financing. Other than in our banking subsidiaries, we do not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. We also do not hold or issue derivative or other financial instruments for trading purposes.

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the RR relative to the US$ and euro. At September 30, 2002, approximately RR266,711 million and RR67,759 million of our indebtedness was denominated in U.S.$ and euros, respectively (out of approximately RR415,776 million of our total indebtedness at that date). Decreases in the value of the RR relative to the U.S.$ or euro will increase the cost in RR of our foreign currency denominated costs and expenses and of our debt service obligations for foreign currency denominated indebtedness. A depreciation of the RR relative to the U.S.$ or euro will also result in a decrease in cost in the RR value of our foreign currency denominated expenses and indebtedness. We believe that the risks associated with our foreign currency exposure are mitigated by the fact that a significant portion of our revenues, approximately 65% for the nine months ended September 30, 2002, are U.S.$ or euro denominated. As of September 30, 2002 the RR had depreciated against the U.S.$ by approximately 4.7% and the euro by 12.0% since January 1, 2002.

A hypothetical, instantaneous and unfavorable 10% change in currency exchange rates on December 31, 2001 would have resulted in additional interest expense, including default interest, of approximately RR2,079 million (nominal) per year, reflecting the increased costs in RR of servicing our foreign currency denominated indebtedness held at December 31, 2001. A hypothetical, instantaneous and unfavorable 10% change in currency exchange rates as of December 31, 2001 would have resulted in an estimated foreign exchange loss of approximately RR27,279 million on foreign currency denominated indebtedness held at December 31, 2001.

Interest Rate Risk

We are exposed to interest rate risk in our indebtedness that bears interest at floating rates. At December 31, 2001, we had approximately RR412,926 million in loans outstanding, of which approximately RR197,768 million bore interest at fixed rates and approximately RR215,158 million bore interest at floating rates determined by reference to the London inter-bank offered rate ("LIBOR") for U.S.$ and euro deposits.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating rate financial liabilities held at December 31, 2001 would have resulted in additional net interest expense of approximately RR1,949 million (nominal) per year. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rate applicable to each homogenous category of financial liabilities. A homogeneous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g. U.S.$ and euro)

Derivatives

For the purpose of reducing currency risk, our banking subsidiaries use a number of derivative instruments. These comprise forward foreign exchange contracts and written foreign currency option contracts. The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimized. The normal policy is to measure these instruments at their fair value, using the spot rate at the year end as the basis for the fair value measurement with resultant gains or losses being reported within gains less losses arising from dealing in foreign currencies within the statement of operations. These derivatives are not material to the Group.

Commodity risk

Substantially all of our natural gas, gas condensate and other hydrocarbon export sales to Europe are sold under long-term contracts. Our natural gas export prices to Europe are based on a formula linked to world crude oil prices. Worldwide political developments and the actions of the Organization of Petroleum Exporting Countries affect crude oil prices and thus our natural gas export prices. We do not use any derivative instruments to hedge our production in order to decrease our price risk exposure.

Securities price risk

We are exposed to movements in the prices of marketable securities that we hold in our investment portfolio. Specifically, as of September 30, 2002, we held RR7,670 million of corporate shares and bonds and RR7,847 million of state and municipal securities. A change in Russia's sovereign credit rating, or an external event that impacts Russian debt and equity prices, could have an impact on the market value of our trading securities.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN IAS AND U.S. GAAP

The financial information included herein is prepared and presented in accordance with IAS. Certain differences exist between IAS and U.S. GAAP, which might be material to the financial information herein. The matters described below summarize certain differences between IAS and U.S. GAAP that may be material. The Company has not prepared a complete reconciliation of its consolidated financial statements and related footnote disclosures between IAS and U.S. GAAP and has not quantified such differences. Accordingly, no assurance is provided that the following summary of differences between IAS and U.S. GAAP is complete. Potential investors should consult their own professional advisors for an understanding of the differences between IAS and U.S. GAAP, and how those differences might affect the financial information herein.

IAS	U.S. GAAP
Accounting framework	
Historical cost basis, adjusted for inflation by applying the consumer price index, due to Russia being considered highly inflationary. However, generally financial assets and liabilities must be carried at fair value.	Similar to IAS for entities operating in a highly inflationary economy.
Depreciation of property, plant and equipment	
The depreciable amount of an item of property, plant and equipment must be allocated on a systematic basis over its useful life, reflecting the pattern in which the asset's benefits are consumed by the entity. Any changes in the depreciation method used are treated as change in accounting estimate reflected in the depreciation charge for the current and prospective periods.	Similar to IAS, except that U.S. GAAP classifies a change in the depreciation method as a change in accounting policy. The cumulative effect of the change is then reflected in the current year's income statement.
We use the straight-line method for depreciating all our property, plant and equipment. In making depreciation estimates, and considering the corresponding asset lives, the company includes periods beyond the initial license period date in circumstances where the company has both the right to request and the intent to renew such licenses.	U.S. GAAP has specific accounting guidance for oil and gas producing companies that requires the application of the units-of-production method for depreciation, depletion and amortization of oil and gas producing assets. Additionally, for the purpose of calculating depreciation, depletion and amortization charges under the units-of-production method and complying with other specific oil and gas accounting prescribed by US GAAP, the definitions of proved reserves are the definitions adopted by the SEC for its reporting purposes that are in effect on the dates for which such calculations and other disclosures are required under US GAAP. Previously reported quantities are not revised retroactively if the SEC definitions are changed.
Impairment of assets	
An entity must assess annually whether there are any indications that an asset may be impaired. If there is any such indication, the assets must be tested for impairment. An impairment loss must be recognized in the statement of operations when an asset's carrying amount exceeds its recoverable amount (see below).	Similar to IAS except that for assets to be held and used, impairment is first measured by reference to undiscounted cash flows. If impairment exists the entity must measure impairment by comparing the asset's carrying value to its fair value. If there is no impairment by reference to undiscounted cash flows, no further action is required but the useful life of the asset must be reconsidered. Assets classified as held for disposal must be measured at the lower of the carrying amount and fair value less selling costs.

IAS	U.S. GAAP
The impairment loss is the difference between the asset's carrying amount and its recoverable amount. The recoverable amount is the higher of the asset's net selling price and its value in use. Value in use is the future cash flows to be derived from the particular asset, discounted to present value using a pre-tax market determined rate that reflects the current assessment of the time value of money and the risks specific to the asset.	The impairment loss is based on the asset's fair value, being either market value (if an active market for the asset exists) or the sum of discounted future cash flows. The discount rate reflects the risk specific to that asset. For assets to be disposed of, the loss recognized is the excess of the asset's carrying amount over its fair value less cost to sell. Such assets are not depreciated or amortized during the selling period.
An impairment loss recognized for an asset should be reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized, in which case, the carrying amount of the asset should be increased to its recoverable amount.	Prohibits reversals of impairment losses for assets to be held and used. Subsequent revisions, both increases and decreases, to the carrying amount of an asset to be disposed, must be reported as adjustments to the carrying amount of the asset but limited by the carrying amount at the date the decision to dispose of the asset is made.
Comprehensive income	
IAS does not require disclosure of comprehensive income.	U.S. GAAP requires disclosure of comprehensive income, which is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distribution to owners.
Business combinations	
Business combinations can be in the form of either an acquisition or a uniting of interest. Acquisitions are the most common and uniting of interests are severely restricted.	All business combinations initiated after June 30, 2001 are acquisitions and accounted for in accordance with one method—the purchase method. Before June 30, 2001, business combinations were accounted for using either the purchase method or the pooling-of-interests method.
The date of acquisition is the date on which the acquirer obtains control over the acquired entity.	The date of acquisition is the date on which assets are received or securities are issued.
The purchase method records the assets and liabilities of the acquired entity at fair value. The cost of acquisition is the amount of cash or cash equivalents paid, (or fair value of non-monetary assets exchanged). Where consideration comprises an exchange of shares, specific guidance applies under each of the two frameworks. Under IAS, shares issued as consideration are recorded at their fair value as at the date of the exchange, being the date when the acquirer obtains control over the net assets and operations of the acquiree. When the acquisition occurs in stages, the fair value of the shares issued as purchase consideration is determined at each exchange date. In an active market the published price of a share at the date of exchange is the best evidence of fair value.	Similar to IAS. Shares issued as consideration are measured at their market price over a reasonable period of time (interpreted to be a few days) before and after the parties reach an agreement on the purchase price and the proposed transaction is announced. The date for measuring the value of marketable securities must not be influenced by the need to obtain shareholder or regulatory approval.

IAS	U.S. GAAP
Definition of a subsidiary	
Focuses on the concept of the power to control in determining whether a parent/subsidiary relationship exists. Control is the parent's ability to govern the financial and operating policies of a subsidiary to obtain benefits. Subsidiaries are consolidated from the date on which effective control is transferred and are no longer consolidated from the date control ceases. Generally companies own more than 50% of the voting interests in these subsidiaries.	Focuses on a controlling financial interest through ownership of a majority voting interest, coupled with control.
Goodwill	
Capitalize and amortize over its useful life. There is a rebuttable presumption that the useful life of goodwill does not exceed 20 years. In very rare cases goodwill may be demonstrated to have a useful life in excess of 20 years. If the useful life does exceed 20 years, amortization is still mandatory and the reasons for rebutting the presumption must be disclosed.	For fiscal years beginning after December 15, 2001 goodwill should not be amortized but should be tested for impairment at least annually at the reporting unit level. For prior periods, goodwill was required to be capitalized and amortized over a useful life not to exceed 40 years. It was also required to be tested for impairment if factors indicated that impairment may exist.
Negative goodwill relating to expected future losses or expenses identified in the acquirer's plan for the acquisition must be recognized in the statement of operations when those losses/expenses occur. Otherwise negative goodwill not exceeding the fair value of acquired identifiable, non-monetary assets must be recognized in the statement of operations on a systematic basis over the useful lives of such assets. Where negative goodwill exceeds the fair value of non-monetary assets it must be immediately recognized in the statement of operations.	Treatment of an excess of fair value of acquired net assets over cost of acquisition under U.S. GAAP is similar to IAS with the exception of provision for expected future losses which is not allowable as part of fair-value exercise for the purposes of determination of goodwill under U.S. GAAP.
Inventories	
Carried at the lower of cost or net realizable value (being sale proceeds less all further costs to bring the inventories to completion). Reversal is required for a subsequent increase in value of inventory previously written down.	Broadly consistent with IAS, in that the lower of cost and market value is used to value inventories. Market value is defined as being current replacement cost subject to an upper limit of net realizable value and a lower limit of net realizable value less a normal profit margin. Reversal of a write down is prohibited.
Taxation	
Current and deferred taxes are measured based on tax laws and rates that have been enacted or "substantively enacted" by the balance sheet date. ". . . in some jurisdictions, announcements of tax rates (and tax laws) by the government have the substantive effect of actual enactment, which may follow the announcement by a period of several months. In these circumstances, tax assets and liabilities are measured using the announced tax rate (and tax laws)."	Current and deferred taxes are measured using enacted tax laws and rates. For federal tax purposes in the United States, the enactment date is the date that the president signs the tax law. Enactment of a new tax law is viewed as a discrete event of the period of enactment.
Restructured Liabilities	
Liabilities are remeasured (extinguished) and gain or loss recognized when there is a significant modification of terms.	Liabilities are remeasured and gain or loss recognized in accordance with EITF 96-19, "Debtors Accounting for a Modification in Exchange of Debt Instruments which is more restrictive than IAS concerning what represents a significant modification of terms.

IAS	U.S. GAAP

Deferred tax assets

IAS	U.S. GAAP
Deferred tax assets are recognized when it is probable that future taxable profits will be available against which the deferred tax asset can be utilized. The carrying amount of the deferred tax asset is reviewed at each balance sheet date and reduced if appropriate.	Similar to IAS but recognize all deferred tax assets and provide a valuation allowance if is more likely than not that some portion, or all, of the deferred tax asset will not be realized. There are a number of specific differences in application.

Segment reporting

IAS	U.S. GAAP
Report primary and secondary (business and geographic) segments based on risks and returns.	Report based on internal reporting segments. Operating segments are those business activities for which discrete information is available, and whose operating results are regularly reviewed by the entity's chief operating decision maker in determining resource allocation and assessing performance.

Related parties

IAS	U.S. GAAP
There is no specific requirement in IAS to disclose the name of the related party (other than the ultimate parent entity) or the amounts involved in a transaction. Disclosure of "pricing policy" is required along with the elements of transactions necessary for an understanding of the financial statements.	Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. U.S.GAAP requires the disclosure of any changes in the method of establishing "terms" for related party transactions and the resulting effect on the financial statements. In addition disclosure of the nature of the relationship, a description of the transaction, the amounts for each period, and the amounts due to or from related parties is required.

Supplemental oil and gas disclosures

IAS	U.S. GAAP
No specific oil and gas accounting standards exist under IAS and no requirement to publish supplemental oil and gas disclosures.	Unaudited supplemental oil and gas disclosures are required for public companies.

Overview

We are the world's largest natural gas company, and the world's largest publicly-traded hydrocarbons company, in terms of reserves, production and transportation. We supply substantially all of the natural gas consumed in Russia, approximately 50% of the natural gas consumed in the six FSU countries to which we export our natural gas—Belarus, Ukraine, Moldova, Lithuania, Estonia and Latvia—and approximately 26% of the natural gas consumed in Europe. For the year ended December 31, 2001, our net sales were RR683.9 billion (U.S.$21.6 billion) and our operating profit was RR197.7 billion (U.S.$6.2 billion). For the nine months ended September 30, 2002 and 2001, our net sales were RR420.4 billion (U.S.$13.3 billion) and RR510.3 billion (U.S.$16.1 billion), respectively, and our operating profit was RR94.8 billion (U.S.$3.0 billion) and RR166.1 billion (U.S.$5.3 billion), respectively. As of September 30, 2002, we had total assets of RR2,360 billion (U.S.$74.6 billion) and total shareholders' equity of RR1,642 billion (U.S.$51.9 billion).

Reserves. We estimate our reserves using the Russian reserves system, which differs significantly from SPE International Standards, in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves. As of September 30, 2002, we had Russian reserves system A, B and C1 reserves (including that portion of reserves attributable to us through shareholdings in our subsidiaries, entities in which we hold less than 50% and joint ventures) of 28.4 tcm of natural gas, 1.3 billion tons (9.4 bbls) of gas condensate and 573.9 million tons (4.2 bbls) of crude oil, for a total of 180,992 mmboe. Most of our natural gas reserves are located in western Siberia and are tightly geographically concentrated. As of September 30, 2002, our three largest fields, Urengoiskoye, Yamburgskoye and Zapolyarnoye, all located in the Yamal-Nenets Region in western Siberia, accounted for 13.3 tcm of A, B and C1 natural gas reserves, or 46.8% of our total A, B and C1 natural gas reserves. The remainder of our reserves outside of western Siberia are located in the Barents Sea and southern Russia.

Since 1997, DeGolyer and MacNaughton, an independent U.S. petroleum engineering consulting firm, has been evaluating our reserves according to SPE International Standards. As of December 31, 2000, DeGolyer and MacNaughton had evaluated 18 fields, representing approximately 85%, 70% and 56% of our A, B and C1 reserves of natural gas, gas condensate and crude oil, respectively. See "Business—Reserves and Production." Based on this evaluation, we had proved reserves at these 18 fields as of December 31, 2000 of 17.0 tcm of natural gas, 286.2 million tons (2,098 mmbls) of gas condensate and 8.5 million tons (63 mmbls) of crude oil and probable reserves of 1.5 tcm of natural gas, 77.5 million tons (568 mmbls) of gas condensate and 98.8 million tons (724 mmbls) of crude oil. We believe that the 18 fields evaluated by DeGolyer and MacNaughton are likely to contain most of our reserves which would be deemed proved or probable upon a full evaluation of our upstream properties.

Exploration and Production. As of December 31, 2002, we held 20 licenses for exploration and assessment (without development rights) with terms of up to five years, 16 combined hydrocarbon exploration, assessment and production licenses with terms of 25 years and with remaining terms of between 18 and 25 years and 77 production licenses with terms of 20 to 25 years and with remaining terms of between 13 and 20 years. In 2001, we produced 512.0 bcm of natural gas, 9.5 million tons (69.6 mmbls) of gas condensate and 704 thousand tons (5.2 mmbls) of crude oil, for a total of 3,088.3 mmboe, as compared with 523.2 bcm of natural gas, 9.3 million tons (68.2 mmbls) of gas condensate and 719 thousand tons (5.3 mmbls) of crude oil, for a total of 3,152.4 mmboe in 2000. Our natural gas production represented approximately 88.1% of total natural gas production in Russia in 2001. Four of our production subsidiaries, Urengoigazprom, Yamburggazdobycha, Noyabrskgazdobycha and Nadymgazprom, produced 92.5% of our natural gas in 2001. During the nine months ended September 30, 2002, we produced 377.3 bcm of natural gas, 7.2 million tons (52.7 mmbls) of gas condensate and 523 thousand tons (3.8 mmbls) of crude oil, for a total of 2,277.2 mmboe, compared with 371.0 bcm of natural gas, 7.1 million tons (51.7 mmbls) of gas condensate and 524.1 thousand tons (3.8 mmbls) of crude oil, for a total of 2,239.3 mmboe during the nine months ended September 30, 2001. The Zapolyarnoye field, which came on stream in the third quarter of 2001, produced approximately 24.7 bcm of natural gas in the first nine months of 2002, accounting for approximately 6.5% of our total natural gas production in that period.

According to preliminary estimates, in 2002 we produced 521.9 bcm of natural gas, 9.9 million tons (72.6 mmbls) of gas condensate and 706 thousand tons (5.2 mmbls) of crude oil. Our production of natural gas in 2002 represented the first annual increase in our production since 1999.

Transportation. We own and operate Russia's Unified Gas Supply System (the "UGSS"), which gathers, processes, transports, stores and delivers substantially all the natural gas sold in Russia. The UGSS comprises the world's largest high-pressure trunk pipeline system, with a total length of over 155,000 km, 256 compressor stations and 23 underground natural gas storage facilities. We control and manage the transportation of gas in the UGSS network from our central dispatch management center, located in Moscow. We transported 630.6 bcm and 633.5 bcm of natural gas through the UGSS in 2001 and 2000, respectively, and 456.4 bcm and 451.9 bcm of natural gas in the nine months ended September 30, 2002 and 2001, respectively. Although we use most of the UGSS capacity for the transportation of the natural gas we produce, we also provide gas transportation services to third parties. Third-party use accounted for 12.9% and 15.4% of the total volume of natural gas supplied through the UGSS in 2001 and 2000, respectively, and 13.2% and 12.9% of the total volume of natural gas supplied through the UGSS in the nine months ended September 30, 2002 and 2001, respectively.

As discussed more fully below, beginning in the late 1990s, we began acquiring interests in regional gas distribution companies. These regional gas distribution companies own and operate medium- and low-pressure pipelines that transport gas to end consumers.

Processing and Refining. Our refining operations consist of the operations of our principal wholly owned refining facilities and our majority owned subsidiary Sibur, which substantially increased its operations only in the third quarter of 2002 after reaching an amicable agreement with its creditors and emerging from external supervision. For a discussion of Sibur, see "—Refining." Our wholly owned refining facilities process natural gas for pipeline transportation, stabilize gas condensate and refine natural gas, gas condensate and crude oil into refined products. The processing, stabilizing and refining of natural gas, gas condensate and crude oil is carried out by six integrated refineries that remove hazardous and corrosive substances from natural gas and gas condensate and produce a broad range of products. The refineries also stabilize and refine gas condensate and crude oil as a single crude oil and condensate mixture. Processed and refined products derived from natural gas include dry marketable natural gas, de-ethanized natural gas, liquefied natural gas, ethane, helium, sulfur and odorant. Stabilized and refined products derived from gas condensate and crude oil include stable gas condensate, gas condensate distillate, diesel fuel, furnace fuel oil and automobile gasoline. In 2001, we processed and refined 34.6 bcm of natural gas and 10.1 million tons (74.0 mmbls) of gas condensate and crude oil, for a total volume of 277.6 mmboe, compared to 35.3 bcm of natural gas, 9.3 million tons (68.2 mmbls) of gas condensate and crude oil, for a total volume of 276.0 mmboe in 2000. During the nine months ended September 30, 2002, we refined 25.1 bcm of natural gas, 7.5 million tons (55.0 mmbls) of gas condensate and crude oil, for a total volume of 202.7 mmboe, as compared with 25.9 bcm of natural gas, 7.5 million tons (55.0 mmbls) of gas condensate and crude oil, for a total volume of 207.4 mmboe in the nine months ended September 30, 2001. We also provide gas condensate refining services for third parties.

Exports. We export our natural gas to Europe through our wholly-owned trading subsidiary, Gazexport. We exported to Europe approximately 24.8% and 24.7% of the natural gas we produced in 2001 and 2000, respectively, and approximately 25.2% and 24.8% of the natural gas we produced in the nine months ended September 30, 2002 and 2001, respectively. Our exports to Europe also accounted for approximately 27.2% and 27.0% of the volume of natural gas we sold in 2001 and 2000, respectively, and 29.5% and 28.3% of the volume of natural gas we sold in the nine months ended September 30, 2002 and 2001, respectively. Net sales of natural gas to Europe accounted for 69.4% and 70.9% of our total net gas sales in 2001 and 2000, respectively, and 64.8% and 70.4% of our total revenues from gas sales in the nine months ended September 30, 2002 and 2001, respectively. According to the statistical survey CEDIGAZ—"Natural Gas in the World—2001," Survey August 2002, we supplied 20.2% of the natural gas consumed in western Europe and 58.9% of the natural gas consumed in central and eastern Europe in 2001. Most of our exports are transported by pipeline through Ukraine and through the Yamal-Europe pipeline, part of which came on stream in 1999.

Domestic sales. We sell our products domestically through our wholly-owned subsidiary Mezhregiongaz and its 43 majority-owned regional marketing subsidiaries to large industrial consumers, to regional gas distribution companies and to household consumers. Historically, Mezhregiongaz sold natural gas to third-party regional gas distribution companies and to large industrial consumers. Beginning in the late 1990s, we began acquiring interests through debt for equity swaps in regional gas distribution companies which had failed to pay for the gas we sold them. We currently have controlling interests in 89, and non-controlling interests in an additional 84, of the 318 regional gas distribution companies in Russia. When we acquire controlling interests in the regional gas distribution companies, we are able to capture the transportation and regional energy sales tariffs that are payable to them in respect of the transportation services they provide.

We are beginning to implement a strategy to streamline our domestic marketing operations by removing Mezhregiongaz from our marketing chain and reassigning it primary responsibility to collect unpaid

debts and develop our electronic trading market for gas. We believe that removing Mezhregiongaz from the marketing chain will result in cost and tax savings and increase the efficiency of our marketing.

New senior management. Our annual general shareholders' meeting in June 2001 began a process that has led to the replacement of substantially all of the senior management team that ran our business since the early 1990s. Our new senior management team devoted its attention first to familiarizing itself with our extensive operations and to intensifying our efforts to reacquire certain assets disposed of in prior years. Our senior management is now engaged in the implementation of our strategy, including initiatives relating to the disposition of non-core assets, cost reductions, debt reduction, priorities for the development of gas fields and infrastructure, and our relationship with the Government. See "Business—Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Relationship with the Government. The Russian Federation currently owns 38.37% of our shares, and representatives of the Government hold six of the 11 seats on our Board of Directors. Moreover, as of December 31, 2002, our subsidiaries held approximately 15.11% of our shares, which they are entitled to vote as owners. In addition, we are a "natural monopoly" under the Russian Federal Law "On Natural Monopolies" No. 147-FZ dated August 17, 1995. As a result, the Government regulates the prices we charge for gas in the domestic market, the tariffs we charge for the transportation of third parties' gas through the UGSS and other matters affecting our business. For example, we are required to have our budget, capital expenditure program and borrowing program approved by the Government. Through its share ownership, representation on our Board of Directors and role as our regulator, the Government has a strong influence over our operations. At the same time, we play a significant role in Russia's financial system and economy. According to the International Energy Agency—Russia Energy Survey, 2002, we accounted for 20% of federal budget revenues, 20% of foreign exchange earnings and approximately 6% of GDP of the Russian Federation in 2000. See "Risk Factors—Risks Relating to our Business—The Government has exercised, and can be expected to continue to exercise, a strong influence over our operations."

Strategy

Our main strategic objective is to maintain and strengthen our position as a leading gas company, both domestically and globally, by continuing to adapt to a rapidly changing business environment. To achieve this objective, we plan to:

— meet our production targets, including our natural gas production target of 530 bcm in 2003 and thereafter;

— ensure the effective, reliable and balanced supply of gas to Russian customers; and

— fulfill our long-term export contracts and inter-governmental agreements on gas supply.

In implementing these plans, we intend to apply the following principles:

— managing our business effectively, with a view to enhancing the profitability of our assets and reducing our costs;

— respecting our shareholders' rights, including those of our major shareholder — the Russian Government — as well as those of our minority shareholders;

— improving our corporate governance and the transparency of our business activities; and

— inculcating in our managers a sense of personal responsibility for the success of our business.

To implement these strategic objectives, plans and principles, we have developed near-term and medium- to long-term strategic priorities.

Near-term Strategic Priorities

Our near-term strategic priorities are to improve our transportation network and overall operating and financial performance, as well as to take the steps required now to enable us to develop our gas fields over the medium and longer term. Our near-term strategy includes:

Improving our domestic transportation network. Safe, reliable and cost-effective transportation within Russia of the natural gas we produce is essential to our business. In addition, because we expect the production of gas by independent companies within Russia to increase, reliable and cost-effective transportation within Russia of independently-produced gas will become increasingly important to us. In addition to the pipes, pumping stations and other critical features of our pipeline network, underground storage facilities also play a key role in ensuring the reliability of gas supply. Accordingly, we are planning significant investments in the next several years to improve the performance of the UGSS. Our budgeted capital expenditures on our transportation network for 2003 are RR93.2 billion, of which RR17.6 billion is planned for refurbishing the UGSS, mainly to replace pipes and reconstruct gas pumping stations, and for constructing and modernizing underground storage facilities. The remainder is planned for the expansion of our transportation network, including outside Russia, as discussed more fully below.

Reducing costs and improving investment efficiency. Our operating environment is becoming increasingly competitive, and our ability to control costs will be a key determinant of our success domestically and abroad. We believe we can reduce our operating, financial and investment costs and improve our investment efficiency in future years. We have developed and approved a plan for 2003 to reduce operating, investing and financing costs by more than RR40 billion as measured by Russian Accounting Regulations (which differ very significantly from IAS).

Paying down debt and optimizing our remaining debt portfolio. As our current leverage ratio (net debt divided by net debt plus shareholders' equity) was only 20.3% as of September 30, 2002, we do not believe we have an excessive debt burden and intend to continue using debt financing. However, most of our outstanding financial debt matures in the next several years. In 2003, we will seek to pay down a portion of our debt, partly with savings we intend to realize through our cost cutting program, and intend to continue our efforts to diversify the financing instruments we employ. In doing so, we plan to continue to focus on reducing the share of short-term debt in our total debt portfolio, lowering the cost of debt (in part by reducing the amount of promissory notes in our debt portfolio), and better balancing fixed versus floating interest rate risk and currency risk. By paying down a portion of our debt and optimizing our remaining debt portfolio we believe we should be able to enhance our ability to access the international capital markets through a wider variety of instruments and maturities.

Improving corporate governance by introducing best-practice management techniques and increased levels of transparency. At our last shareholders' meeting, we approved a new corporate governance charter outlining procedures for the protection of shareholders' rights. In addition, our Board of Directors adopted resolutions on September 27, 2002 whereby all transactions, whether with interested parties or not, involving (i) our shares, or interests or participations that we or our subsidiaries hold in other companies; (ii) loans or other borrowings having a value of greater than 0.3% of our net balance sheet assets determined under Russian accounting principles; and (iii) purchases or disposals of assets having a value greater than 0.3% of our net balance sheet assets determined under Russian Accounting Regulations require prior approval by our Board of Directors. Our new management team, now consisting of an expanded and almost entirely new Management Committee, has also recently launched several initiatives to measure more accurately and improve our operating and financial performance, including programs related to optimizing domestic sales (including increasing cash collection), cost cutting, deployment of investment capital and debt management. Finally, we intend to continue our efforts with respect to increasing transparency through ongoing publication of interim and year-end IAS accounts, improved levels of disclosure for public market financings, and improved relations with our shareholders.

Increasing cash generation from domestic sales through price increases, streamlining of sales structures and continued improvements in payment discipline. Natural gas prices in Russia are regulated by the Government. Over the past three years, increases in nominal domestic gas prices, on a cumulative basis, have failed fully to recover the effects of inflation. Although the average domestic price of gas was 15.5% higher in real terms in 2001 than in 2000, and 2.1% higher in the first nine months of 2002 than in the comparable period in 2001, domestic gas prices remain below international prices (even after netting back export and customs duties

and transportation costs). The Government increased nominal gas prices by an average of 20% for the year 2003 for both industrial consumers and household consumers by raising the price of gas for industrial consumers by 20% from January 1, 2003 and for household consumers by 23% from February 1, 2003, and we continue to work with the Government to reduce the current disparity between export and domestic natural gas prices. We are also improving payment discipline in the domestic market by imposing stricter payment requirements and targeting our largest debtors. In addition, we intend to streamline our domestic sales structure by removing our wholly-owned subsidiary, Mezhregiongaz, from the marketing chain and dealing directly with our regional marketing companies. Mezhregiongaz is being downsized and reassigned primary responsibility to collect unpaid debts for natural gas and develop an electronic trading market for natural gas at unregulated prices.

Continuing to implement our asset reacquisition program and making further sales of non-core assets. Commencing in 2000, we began to implement a program to reacquire certain assets, including certain assets disposed of through transactions with Itera under our previous management. See "Certain Transactions—Itera." We have recently succeeded in reacquiring some of these assets and continue to pursue others. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Acquisitions and Dispositions." We are also implementing a program of divesting certain non-core properties, and have recently sold shareholdings in a number of companies including Gazmetall, National Reserve Bank, Red October wood-working plant and Druzhkovski ZGA, and intend to continue divesting inefficient non-core activities. We may also sell significant stakes in non-core businesses as the first step in a divestment plan. Through divestment of non-core assets, we believe we can improve our overall performance.

Medium- to long-term strategic priorities

Our medium- to long-term strategic priorities are to continue to increase production and profitability, including by:

Developing cost-effective new production from our existing reserves base to replace declines in our largest old fields. Based on (i) our current export contract portfolio; (ii) anticipated future demand and prices domestically; and (iii) our reserves base, we believe that achieving annual natural gas production of 530 bcm and maintaining our production at that level for the forseeable future is strategically optimal. In light of expected continuing declines from three of our largest old west Siberian fields (Urengoiskoye, Yamburgskoye and Medvezhye), we intend to continue to invest in developing new production. Since 1994, we have invested RR72.9 billion in developing the Zapolyarnoye field, production from which was launched in 2001 and reached approximately 36.8 bcm in 2002. We intend to invest another RR68.8 billion in developing the Zapolyarnoye field to full capacity, including a pipeline connecting the field to the UGSS. We intend to complete the development of Zapolyarnoye by 2006, after which production should reach 100 bcm per year. We also intend to invest in new production from our other western and eastern Siberian, Far Eastern and southern Russian deposits and also in off-shore fields, including Obsk-Tazobskaya. See "Business—Reserves and Production—Development Activities." To develop and maintain this production as efficiently as possible, we intend to work closely with international energy service companies and local institutes, both of which are essential to ensuring the best use of latest technologies.

Further developing transportation infrastructure to meet growing demand for gas and increase our flexibility in delivering gas to export and domestic markets. To meet domestic gas supply requirements and our contractual export obligations, we are developing new pipeline construction projects, such as Yamal-Europe (Torzhok-Poland), Russia-Turkey (Blue Stream), Zapolyarnoye-Urengoi, north areas of the Tyumen region-Torzhok, and Pochinky-Izobilnoye-SSPHG. We expect demand for gas in our core export market (Europe) to grow, and our export obligations to those markets to grow as well. We have recently completed and launched the first stage of the Blue Stream pipeline from Russia to Turkey under the Black Sea, with planned capacity of 16 bcm per year. We have also recently announced plans to develop a north European pipeline, from northwest Russia (under the Baltic Sea) to the German shore, with capacity of 20 bcm per year. The anticipated cost of the north European pipeline is U.S.$3 billion, the financing of which we are currently discussing with potential partners. We are also proceeding with the Yamal-Europe project. The purpose of the project is to meet our contractual obligations to supply natural gas to Europe and to diversify export routes. Connecting the Yamal-Europe pipeline to the existing natural gas transportation network in Germany will allow for the full integration of this pipeline into the European gas network. In addition, we are currently analyzing opportunities in Asian markets and the potential attractiveness of investments in gas production and transportation infrastructure to meet anticipated demand growth, particularly in China.

Enhancing our refining capabilities. Our long-term refining strategy is to enhance our competitive position in Russia, the FSU and Europe, in particular by building on our 51% interest in OAO Sibur, one of Russia's leading petrochemical companies. We plan to modernize our gas processing and refining facilities at Sibur and elsewhere in order to increase our production of refined products overall (and our refining throughput) as well as the depth of our refining, allowing us to produce higher margin products.

Enhancing profitability by taking advantage of the profitable and growing European export markets and by increasing cash generation from domestic and FSU sales. In the first nine months of 2002, net sales of natural gas to Europe represented 29.5% of our total gas sales volumes and 64.8% of our net gas sales. We expect to increase our export sales volumes under our export contracts. This should allow us to enhance profitability. In addition, we intend to continue our current efforts to (i) improve the profitability of our domestic sales by lobbying the Government for price increases; (ii) improve payment discipline; and (iii) sell gas on the planned open domestic exchanges at prices above regulated prices.

Continuing to develop strategic partnerships, both internationally and in Russia. We have entered into various strategic partnerships, both domestically and abroad, and are continually seeking new opportunities to maximize the value of our assets through these relationships. We have established a joint venture, WINGAS, with BASF which owns several pipelines in Germany and allows us to access that market further downstream than by delivering at the border only. We have also entered into a strategic partnership agreement with Royal Dutch/Shell Group for various projects, including the development of the Neokomian layer of our Zapolyarnoye field and the construction with Petro China and Exxon/Mobil of a west-east pipeline in China. Domestically, in November 2002, we entered into a strategic partnership agreement with LUKOIL, Russia's largest oil producer. LUKOIL produces natural gas at fields in western Siberia that are located close to our major natural gas fields. The agreement provides, *inter alia*, for cooperation in oil and gas projects in Russia and other countries, such as Uzbekistan, Kazakhstan, Turkmenistan, Iran and Iraq. We have not yet undertaken any projects under this agreement. Two specific projects are, however, currently under consideration: the joint development of hydrocarbon structures in the Caspian Sea; and the transportation of hydrocarbons and condensate through our pipeline network. In the latter, LUKOIL intends to construct an approximately 160 km section of pipeline connecting its fields to our existing pipeline infrastructure in western Siberia and to transfer the pipeline to us in exchange for guaranteed access to our transportation network. The project would be completed in 2006. We have also entered into cooperation agreements with Rosneft, including agreements for the development of the Shtokmanovskoye field. We anticipate entering into strategic agreements with other domestic independent producers in the future.

Building our research and development capabilities further to ensure low-cost development, production and transportation of our gas to increasingly competitive markets. We invest in research and development in a number of scientific and technical areas. In general, our research and development focuses on expanding our mineral resource base, developing hydrocarbon deposits in new regions (for example, the Ob-Taz Estuary, Arctic offshore fields and the Yamal Peninsula), maintaining the reliability of the UGSS, ensuring production in fields that are being developed, optimizing financial, investment and pricing policies and increasing ecological and industrial safety. We are focusing on several specific projects, including researching how to extract natural gas cost-effectively from the Yamal Peninsula fields and increasing the efficiency of gas transportation via our pipelines.

History and Privatization

Prior to 1991, the Russian gas industry was regulated by the Council of Ministers of the gas industry. State-owned concern "Gazprom," which was formed in 1991, was the successor to the Council of Ministers of the gas industry. This state-owned concern formed the basis for our transformation into a joint stock company in accordance with Presidential Decree No. 1333 of November 5, 1992. "On the Transformation of the State Gas Concern Gazprom into Russian Joint Stock Company Gazprom" ("Decree No. 1333") and Resolution of the Council of Ministers of the Government of the Russian Federation No. 138 of February 17, 1993 "On the Establishment of Russian Joint Stock Concern Gazprom" ("Order No. 138"). Decree No. 1333 made us responsible for ensuring the efficient operation and development of the UGSS. Decree No. 1333 and the Presidential Decree of the Russian Federation No. 2116 of December 6, 1993 made us responsible for natural gas exports through Gazexport, our wholly-owned foreign trade subsidiary.

Decree No. 1333 charged us with the following principal tasks:

- ensuring a reliable supply of natural gas to customers in Russia and to foreign customers, and supplying gas abroad under inter-governmental and inter-state agreements;

- conducting a coordinated technical and investment policy for maintaining and further developing the UGSS;
- controlling the operation of the UGSS;
- financing and constructing natural gas pipelines and high pressure outlets to service areas of Russia where natural gas was previously unavailable; and
- providing access for any independent producer of natural gas to the UGSS in proportion to the amount of natural gas produced by such independent producer in Russia, subject to Government regulation of the natural gas price mechanism.

Our functions as owner of the UGSS and providing access to the UGSS are now regulated in accordance with the Federal Law "On Gas Supply in the Russian Federation."

The Council of Ministers of the Russian Federation approved our original Charter in Order No. 138, and we were registered as an open joint stock company on February 25, 1993. In 1993 and 1994 the Government issued us with licenses pursuant to the Subsoil Resources Law of 1992, granting us rights to exploit hydrocarbon reserves.

Decree No. 1333 provided for the transfer to us of 100% of the share capital of enterprises comprising the UGSS, controlling equity stakes (not less than 51%) in a number of other entities that had been reorganized into joint stock companies, the interests of State Gas Concern "Gazprom" in Russian and foreign enterprises, and other assets of State Gas Concern "Gazprom," the privatization of which was not restricted. Decree No. 1333 also provided for all rights and obligations of State Gas Concern "Gazprom" to inure to our benefit, including its rights to use underground deposits and natural resources, as well as its rights and obligations under contracts. Gas producing enterprises Yakutgazprom and Norilskgazprom, which had been part of State Gas Concern "Gazprom," were reorganized into separate joint stock companies independent from us.

Decree No. 1333, Directive No. 58-rp of the President of the Russian Federation dated January 26, 1993, our privatization plan and certain other legislative acts issued by the President and the Government provided for:

- 15.0% of our shares to be sold by closed subscription to employees and the management of the enterprises comprising the reorganized UGSS;
- 33.9% of our shares to be sold to Russian individuals in return for privatization vouchers (of which 0.87% has not been sold and remains within Federal ownership);
- 40.0% of our shares to be fixed for three years in federal ownership;
- 1.1% of our shares to be transferred to joint stock company "Rosgazifikatsiya" (a supplier of natural gas to end consumers); and
- 10.0% of our shares to be purchased by us before June 1, 1993 at nominal value in exchange for privatization vouchers and to be placed in the securities market within one year to finance the development of natural gas fields.

Presidential Decree of the Russian Federation No. 399 of March 20, 1996 extended by a further three years the original period during which 40% of our shares were to be retained in Federal ownership. Presidential Decree of the Russian Federation No. 887 of July 25, 1998 reduced the percentage of our shares to be retained in Federal ownership to 35%, in anticipation of the sale of 5% of our shares. The Government subsequently sold 2.5% of our shares to Ruhrgas through a privatization auction in December 1998. Although our privatization plan envisaged the sale of the other 2.5% in the second quarter of 1999, these shares were not sold and continue to be owned by the Government.

The Russian Federal Law "On Gas Supply in the Russian Federation" No. 69-FZ dated March 31, 1999 (the "Gas Supply Law") states that at least 35% of the UGSS owner's shares (i.e. Gazprom) must be retained in federal ownership for an indefinite period of time and may only be disposed of pursuant to federal law. These shares, together with the 0.87% of our shares not placed during the privatization program in 1993 and 1994 and the 2.5% of our shares not sold in the second quarter of 1999, comprise the 38.37% of our shares currently held by the Government.

Corporate Structure

We operate through a number of direct and indirect wholly- or majority-owned subsidiaries. In addition, we hold direct and indirect equity interests of between 21% and 50% in a number of other entities. Our subsidiaries include natural gas production subsidiaries; natural gas transportation subsidiaries; and subsidiaries responsible

for a number of other activities, including technical supervision of our pipeline systems, oil and gas well drilling, research and development, data processing, banking and procurement. We also hold controlling stakes in about 100 of the approximately 200 regional gas distribution companies in Russia, and the 100 gas distribution companies that we control account for about 80% of the volume of natural gas delivered to end consumers in Russia.

We do not separately identify segments within our Group as we operate as an integrated business. However, information about our business can be analyzed based on five segments: (i) exploration and production (referred to in the notes to our financial statements as "production"); (ii) transportation; (iii) refining; (iv) marketing (referred to in the notes to our financial statements as "distribution"); and (v) other (which includes banking activities).

Head office. Our head office, located in Moscow, exercises a substantial degree of managerial and financial control over the operations of our subsidiaries. Head office functions include strategy, planning, external financing, financial reporting, allocation of financial resources and supervision of principal areas of operations, such as construction, drilling, production, transportation, natural gas sales in Russia (as of January 1, 2003) and the FSU and equipment procurement.

The dispatch management center, based at our head office, continuously monitors, controls and manages our natural gas transportation system throughout Russia. We also process operational information, including data on produced and transported natural gas volumes, at our head office. Our head office is also responsible for internal financial reporting for the preparation of consolidated accounts and for the monitoring of our cash receipts and cash requirements.

Exploration and Production. We operate our production segment through our production subsidiaries, which develop and operate our natural gas fields and related natural gas processing facilities. Our four principal natural gas production subsidiaries, Urengoigazprom, Yamburggazdobycha, Nadymgazprom and Noyabrskgazdobycha, are located in western Siberia. Together they accounted for 92.5% of our total natural gas production in 2001. Exploration and drilling operations are carried out by our wholly-owned subsidiary, Burgaz, which acts as both a direct service provider and a general contractor.

Transportation. We have a total of 19 wholly-owned natural gas transportation subsidiaries, of which five also produce and/or process natural gas. Our natural gas transportation subsidiaries are responsible for the transportation of natural gas along trunk pipelines and for the delivery of natural gas within their respective regions. As discussed more fully below, beginning in the late 1990s, we began acquiring interests in regional gas distribution companies, which own and operate medium- and low-pressure pipelines that transport gas to end consumers.

Refining. We operate our refining segment through our five principal refining subsidiaries, four of which are also engaged in natural gas production and transportation activities and engage in refining activities principally to remove corrosive substances from the natural gas they produce and to prepare it for transportation. In January 2001 we acquired 51% of the voting shares of Sibur, a leading seller of petrochemical products in Russia that is also involved in light hydrocarbons processing. The acquisition of Sibur, one of Russia's leading hydrocarbon refining companies, has expanded our refining capacity. See "Business—Refining—Sibur."

Marketing. We export our products through our wholly-owned trading subsidiary, Gazexport. We sell our products domestically through our wholly-owned subsidiary Mezhregiongaz and its 43 majority-owned regional marketing subsidiaries to large industrial consumers, to regional gas distribution companies and to household consumers. Historically, Mezhregiongas sold natural gas to third-party regional gas distribution companies and to large industrial consumers. Beginning in the late 1990s, we began acquiring interests through debt for equity swaps in regional gas distribution companies that had failed to pay for the gas we sold them. We currently have controlling interests in 89, and non-controlling interests in an additional 84, of the 318 regional gas distribution companies in Russia. The regional gas distribution companies own and operate medium- and low-pressure pipelines that transport gas to end consumers.

When we acquire controlling interests in the regional gas distribution companies, we are able to capture the transportation and regional energy sales tariffs that are payable to them in respect of the transportation services they provide.

We are beginning to implement a strategy to streamline our domestic marketing operations by removing Mezhregiongaz from our marketing chain and reassigning it primary responsibility to collect unpaid debts and

develop our electronic trading market for gas. We believe that removing Mezhregiongaz from the marketing chain will result in cost and tax savings and increase the efficiency of our marketing.

Other. We are engaged in various non-core activities that support our business. These activities include technical supervision of the pipeline system, construction activities supporting the operation of the UGSS, research and development and non-core production activities such as the production of construction and telecommunications equipment. We also own Gazprombank, Russia's fifth largest bank measured by total assets, which meets most of our domestic banking needs, Gazfund, the largest private pension fund in Russia, which we use to provide pension services to our employees, and Sogaz, an insurance company which provides us with our insurance coverage.

We also own various other businesses that are not related to our core operations. These include Gazprom-Media, a holding company that owns various media production and distribution channels, other media companies and various other agricultural, civil, construction, medical care, insurance and telecommunications activities. In addition, we participate in a number of natural gas transportation and marketing joint ventures involving foreign partners. See "Business—Transportation—International Projects and Alliances for Transportation."

Reserves and Production

We are the world's largest producer of natural gas, and of hydrocarbons generally. Our major reserves and production areas are western and eastern Siberia, southern Russia, the Volga region and northern European Russia. As of September 30, 2002, we had Russian reserves system A, B and C1 reserves (including that portion of reserves attributable to us through shareholdings in our subsidiaries, entities in which we hold less than 50% and joint ventures) of 28.4 tcm of natural gas, 1.3 billion tons (9.4 bbls) of gas condensate and 573.9 million tons (4.2 bbls) of crude oil, for a total of 180,992.5 mmboe.

Based on an evaluation conducted by DeGolyer and MacNaughton under SPE International Standards, we had 17.0 tcm of proved natural gas reserves, 1.5 tcm of probable natural gas reserves and 18.5 tcm of combined proved and probable natural gas reserves in 18 of our fields as of December 31, 2000. The 18 fields also contained proved reserves of 286.2 million tons (2,098 mmbls) of gas condensate and 8.5 million tons (63 mmbls) of crude oil and probable reserves of 77.5 million tons (568 mmbls) of gas condensate and 98.8 million tons (724 mmbls) of crude oil as of December 31, 2000. We believe that the 18 fields audited by DeGolyer and MacNaughton are likely to contain most of our reserves which would be deemed proved or probable upon a full audit of our upstream properties.

As of December 31, 2002, we held 20 exploration and assessment licenses with terms of up to five years (without development rights), 16 combined hydrocarbon exploration, assessment and production licenses with terms of 25 years, and with remaining terms of between 18 and 25 years, and 77 exploration and production licenses with terms of 20 to 25 years and with remaining terms of between 13 and 20 years. We are in material compliance with all of our subsoil licenses.

In 2001, we produced 512.0 bcm of natural gas, 9.5 million tons (69.6 mmbls) of gas condensate and 704 thousand tons (5.2 mmbls) of crude oil, for a total of 3,088.3 mmboe. According to preliminary estimates, in 2002 we produced 521.9 bcm of natural gas, 9.9 million tons (72.6 mmbls) of gas condensed and 706 thousand bcm (5.2 mmbls) of crude oil. Our production of natural gas in 2002 represented the first annual increase in our production since 1999.

We have budgeted approximately U.S.$20 billion through 2010 to develop new production facilities in line with our plans to achieve annual natural gas production of 530 bcm and to maintain that level for the forseeable future. We have also entered into a number of strategic alliances and joint ventures with major western oil and gas companies to develop fields in the Barents Sea, the Caspian Sea, western Siberia, China and the Persian Gulf (South Pars).

The following table sets forth certain data for our production segment for the periods indicated.

	For the year ended or as at December 31,		
	2001	2000	1999
Total natural gas production (bcm)	512.0	523.2	545.6
Depreciation (million RR)	29,577	27,323	25,614
Capital Expenditure (million RR)	68,003	57,024	42,123
Total Assets (million RR)	514,238	514,739	510,037

Reserves

We estimate our hydrocarbon reserves in accordance with the Russian reserves system. We have also had the reserves in 18 of our fields evaluated according to SPE International Standards by DeGolyer and MacNaughton, an independent petroleum engineering consulting firm, and this has yielded estimates of our proved and probable reserves as of December 31, 2000. In 2003, we plan to have the reserves of these 18 fields evaluated in accordance with SPE International Standards as of December 31, 2001 together with three additional fields evaluated in accordance with SPE International Standards as of December 31, 2002.

The Russian reserves system differs significantly from SPE International Standards, in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves, as described more fully below.

Russian Reserves System

The estimation of reserves of natural gas, gas condensate and crude oil can be broken down into two components: (i) geological reserves, or the quantities of natural gas, gas condensate and crude oil contained in the subsoil and (ii) extractable reserves, or the portion of geological reserves whose extraction from the subsoil as of the date the reserves are calculated is economically efficient given market conditions and rational use of modern extraction equipment and technologies and taking into account compliance with the requirements of subsoil and environmental protection.

The Russian reserves system is based solely on an analysis of geological reserves. Explored reserves are represented by categories A, B, and C1; preliminary estimated reserves are represented by category C2; potential resources are represented by category C3; and forecasted resources are represented by the categories D1 and D2. We have included in this offering circular only information about our explored reserves, or reserves in categories A, B and C1.

Category A reserves are calculated on the part of a deposit drilled in accordance with an approved development project for the oil or natural gas field. They represent reserves that have been analyzed in sufficient detail to define comprehensively the type, shape and size of the deposit; the level of the hydrocarbon saturation; the reservoir type; the nature of changes in the reservoir characteristics; the hydrocarbon saturation of the productive strata of the deposit; the content and characteristics of the hydrocarbons; and the major features of the deposit that determine the conditions of its development (mode of operations, well productivity, strata pressure, natural gas, gas condensate and oil balance, hydro- and piezoconductivity and other features).

Category B reserves are calculated on the part of a deposit drilled in accordance with either a trial industrial development project in the case of a natural gas field or an approved technological development scheme in the case of an oil field. They represent reserves in which natural gas, gas condensate and oil content is determined on the basis of commercial flows from wells at various depths.

Category C1 reserves are calculated based on the results of both commercial flows from operational wells and geological exploratory work, which are analysed to determine the type, shape and size of the deposit and the structure of the hydrocarbon bearing reservoir. The lithological content, reservoir type and characteristics, hydrocarbon saturation, liquid hydrocarbon displacement rate, level of hydrocarbon saturation of the productive strata, content and characteristics of the hydrocarbons under stratum and standard conditions productivity, hydro- and piezoconductivity of the stratum, stratum pressure, temperature, hydrocarbon balance and hydro-geological and geocryological conditions are analysed according to test data from drilled wells, core analyses and comparisons with neighboring explored fields. Based on these analyses, preliminary data for trial industrial development in the case of a natural gas field or a technological development project in the case of an oil field is drawn up.

For a description of C2, C3, D1 and D2 reserves, see "Overview of the Russian Gas Industry and Its Regulation—Classification of Reserves."

SPE International Standards

While the Russian reserves system focuses on the actual physical presence of hydrocarbons in geological formations, and reserves are estimated based on the probability of such physical presence, SPE International Standards take into account not only the probability that hydrocarbons are physically present in a given

geological formation but also the economic viability of recovering the reserves (including such factors as exploration and drilling costs, ongoing production costs, transportation costs, taxes, prevailing prices for the products, and other factors that influence the economic viability of a given deposit).

Under SPE International Standards, reserves are classified as "proved," "probable" and "possible," based on both geological and commercial factors. We have included in this offering circular information about our proved and probable reserves as of December 31, 2000, based on the evaluation by DeGolyer and MacNaughton of 18 of our fields.

Proved reserves include reserves that are confirmed with a high degree of certainty through an analysis of the development history and/or volume method analysis of the relevant geological and engineering data. Proved reserves are those that, based on the available evidence and taking into account technical and economic factors, have a better than 90% chance of being produced.

Probable reserves are those reserves in which hydrocarbons have been located within the geological structure with a lesser degree of certainty because fewer wells have been drilled and/or certain operational tests have not been conducted. Probable reserves are those reserves that, on the available evidence and taking into account technical and economic factors, have a better than 50% chance of being produced.

An evaluation of proved and probable natural gas reserves naturally involves multiple uncertainties. The accuracy of any reserves evaluation depends on the quality of available information and engineering and geological interpretation. Based on the results of drilling, testing and production after the audit date, reserves may be significantly restated upwards or downwards. Changes in the price of natural gas, gas condensate or oil may also affect our proved and probable reserves estimates, as well as estimates of our future net revenues and net present worth, because the reserves are evaluated, and the future net revenues and net present worth are estimated, based on prices and costs as of the audit date.

Differences between SPE International Standards and SEC Standards

DeGolyer and MacNaughton conducted its evaluation of our 18 fields using SPE International Standards, which differ in certain material respects from standards applied by the United States Securities and Exchange Commission (the "SEC Standards"). The principal differences include the following:

Certainty of Existence. Under SPE International Standards, reserves in undeveloped drilling sites that are located more than one well location from a commercial producing well may be classified as proved reserves if there is "reasonable certainty" that they exist. Under SEC Standards, it must be "demonstrated with certainty" that reserves exist before they may be classified as proved reserves.

Duration of License. Under SPE International Standards, proved reserves are projected to the economic production life of the evaluated fields. Under SEC Standards, oil and gas deposits may not be classified as proved reserves if they will be recovered after the expiration of a current license period unless the license holder has the right to renew the license and there is a demonstrated history of license renewal.

Accordingly, information relating to our estimated natural gas, gas condensate and oil reserves included in this offering circular is not indicative of information that would be reported under SEC Standards.

We currently do not intend to engage DeGolyer and MacNaughton to evaluate our reserves to SEC Standards. If at some point in the future we were to do so, the adoption of SEC Standards could potentially cause the amount of estimated proved natural gas, gas condensate and oil reserves reported by us in future periods to be lower than would otherwise be reported under SPE International Standards. A relative decrease in the amount of estimated proved developed natural gas, gas condensate and oil reserves reported by us could, if material, affect the amount of depreciation and depletion expense, impairment charges or certain other financial information derived from or relating thereto reported by us in our consolidated financial statements in future periods.

Our Reserves

We estimate that we had A, B and C1 reserves of 28.4 tcm of natural gas, 1.3 billion tons (9.4 bbls) of gas condensate and 573.9 million tons (4.2 bbls) of crude oil, for a total of 180,992 mmboe as of September 30,

2002. Our wholly-owned production subsidiaries held mineral resource licenses at December 31, 2001 for 26.0 tcm of A, B and C1 natural gas reserves, while associated companies held licenses for another 5.6 tcm of A, B and C1 natural gas reserves (of which 2.4 tcm was attributable to us in proportion to our actual shareholding). This included 3.5 bcm of natural gas reserves owned by enterprises in which we own 50% or more (with our proportionate share equaling 2.0 bcm) and 2.1 bcm owned by enterprises in which we own less than 50% (with our proportionate share equaling 0.4 bcm). Our total A, B and C1 natural gas reserves represent approximately 60% of the total A, B and C1 natural gas reserves in Russia. Most of these reserves are concentrated in the very large fields of Urengoiskoye, Yamburgskoye, Zapolyarnoye, Bovanenkovskoye, Kharasoveiskoye, Medvezhye and Komsomolskoye with combined A, B and C1 gas reserves of over 500 bcm. More than half of our A, B and C1 natural gas reserves are in Cenomanian deposits, which are characterized by low bedding depth, high delivery rates of wells and dry natural gas.

As of December 31, 2000, DeGolyer and MacNaughton had evaluated our proved and probable reserves at 18 of our fields. The following table shows as of December 31, 2000 our total A, B and C1 natural gas, gas condensate and crude oil reserves and our A, B and C1 and proved and probable natural gas, gas condensate and crude oil reserves in these 18 fields. The 18 fields contained 101% of our total A and B natural gas reserves (see note 1 to the table below), 83% of our total C1 natural gas reserves and 85% of our total combined A, B and C1 natural gas reserves as of December 31, 2000. Approximately 96% of the proved and probable reserves evaluated in accordance with SPE International Standards are located in western Siberia. The remaining 4% are located in the Orenburg and Astrakhan Regions.

The correlation between A, B and C1 reserves and proved and probable reserves may differ in the fields that have not yet been evaluated by DeGolyer and MacNaughton, and we may not have any proved or probable reserves in those fields. Moreover, the correlation may vary at different times for the same fields.

All reserves amounts are given in proportion to our actual shareholding in non-wholly-owned subsidiaries, equity basis companies and joint ventures.

	As of December 31, 2000		
Total reserves	**Combined AB**	**C1**	**Combined ABC1**
Natural Gas (bcm)	3,011	25,878	28,889
Gas Condensate (mmbls)	1,099	8,237	9,336
Crude Oil (mmbls)	8	4,337	4,345

	As of December 31, 2000					
Reserves in our 18 fields audited to SPE International Standards[1]	**Combined AB**	**C1**	**Combined ABC1**	**Proved**	**Probable**	**Combined Proved and Probable**
Natural Gas (bcm)	3,045	21,535	24,580	16,954	1,543	18,497
Gas Condensate (mmbls)	1,078	5,625	6,703	2,098[2]	568[2]	2,666[2]
Crude Oil (mmbls)	0	2,664	2,664	63[2]	724[2]	787[2]

Notes:

(1) Includes 90% of the reserves of the West Tarkosalinsk field. We do not hold a production license for this field; however, we have entered into an agreement with Purneftegazgeologia, the holder of the production license, pursuant to which we receive 90% of the production from the field in exchange for developing it. DeGolyer and MacNaughton included in its evaluation the West Tarkosalinsk field and credited 90% of the reserves of that field as our reserves. When we estimate our A, B and C1 reserves, we do not include any of the reserves of the West Tarkosalinsk field as our reserves.

(2) Amounts differ from those provided in the DeGolyer and MacNaughton letter attached as Appendix A because in this offering circular we use a conversion rate from metric tons to barrels of 1 ton = 7.33 barrels. Amounts in barrels provided in the DeGolyer and MacNaughton letter are calculated based on the specific gravities of each field.

The following table sets out our A, B and C1 and proved and probable natural gas reserves in our major fields as of December 31, 2000. The major fields contained 85% of our total A and B natural gas reserves, 86% of our total C1 natural gas reserves and 86% of our total combined A, B and C1 natural gas reserves as of December 31, 2000. They also contained 84% of our A and B natural gas reserves in the 18 fields evaluated by DeGolyer and MacNaughton, 103% of our C1 natural gas reserves in such fields and 101% of our combined A, B and C1 natural gas reserves in such fields, and 90% of our proved natural gas reserves, 82% of our probable

natural gas reserves and 89% of our combined proved and probable natural gas reserves, as of December 31, 2000.

The correlation between A, B and C1 reserves and proved and probable reserves may differ in the fields that have not yet been audited by DeGolyer and MacNaughton, and we may not have any proved or probable reserves in those fields. Moreover, the correlation may vary at different times for the same fields.

All reserves amounts are given in proportion to our actual shareholding in non-wholly-owned subsidiaries, equity basis companies and joint ventures.

	As of December 31, 2000					
Fields	Combined AB	C1	Combined ABC1	Proved	Probable	Combined Proved and Probable[1]
	(bcm)	(bcm)	(bcm)	(bcm)	(bcm)	(bcm)
Western Siberia						
Urengoiskoye	949	3,510	4,459	3,268[2]	121[2]	3,390[2]
Yamburgskoye	868	3,484	4,352	3,250	305	3,555
Zapolyarnoye	0	3,470	3,470	2,822	160	2,982
Medvezhye	0	571	571	402	22	425
Komsomolskoye	0	558	558	488	8	496
Yamal Peninsula						
Bovanenkovskoye	0	4,186	4,186	3,270	291	3,562
Kharasaveiskoye	0	1,254	1,254	1,082	303	1,384
Barents Sea						
Shtokmanovskoye	0	2,540	2,540	not evaluated	not evaluated	not evaluated
Southern Russia						
Astrakhanskoye	364	2,190	2,554	200	41	241
Volga Region						
Orenburgskoye	386	484	870	421	18	439
Total for named fields[1]	2,567	22,247	24,814	15,203	1,269	16,474

Notes:

(1) Totals may not add due to rounding.

(2) Includes natural gas extractable from the crude oil portion of the deposit.

The following table sets out our total A, B and C1 natural gas, gas condensate and crude oil reserves as of the dates indicated. All reserves amounts are given in proportion to our actual shareholding in non-wholly-owned subsidiaries, equity basis companies and joint ventures.

	As of September 30,					
	2002			2001		
	Combined AB	C1	Combined ABC1	Combined AB	C1	Combined ABC1
***Natural gas* (bcm)**						
Aggregate Reserves						
Reserves held through wholly-owned subsidiaries	2,681	23,286	25,967	2,681	23,370	26,051
Reserves held through majority-owned subsidiaries	56	1,949	2,005	56	1,830	1,886
Reserves held through other companies in which Gazprom has an equity stake	6	458	464	6	205	211
Total for Gazprom[1]	2,743	25,693	28,436	2,743	25,405	28,148
Reserves by region						
Western Siberia (Urals federal district)	1,932	21,255	23,187	1,932	21,051	22,983
Northern European Russia (Northern European federal district)	0	1,560	1,560	0	1,496	1,496
Southern Russia (Southern federal district)	389	2,250	2,639	389	2,265	2,654
Volga Region (Privolzhski federal district)	366	547	913	366	563	929
Eastern Siberia (Siberian federal district)	56	82	138	56	29	85
Total for Gazprom[1]	2,743	25,694	28,437	2,743	25,404	28,147
***Gas Condensate* (mmbls)**						
Aggregate Reserves						
Reserves held through subsidiaries wholly-owned	995	8,091	9,086	1,039	8,051	9,090
Reserves held through majority-owned subsidiaries	12	259	271	12	301	313
Reserves held through other companies in which Gazprom has an equity stake	5	48	53	5	48	53
Total for Gazprom[1]	1,012	8,398	9,410	1,056	8,400	9,456

As of December 31,					
2000			1999		
Combined AB	C1	Combined ABC1	Combined AB	C1	Combined ABC1
2,946	23,617	26,617	3,031	23,938	26,969
59	1,771	1,830	56	1,834	1,890
6	491	497	10	408	418
3,011	25,879	28,890	3,097	26,180	29,277
2,160	21,416	23,576	2,528	21,419	23,947
0	1,613	1,613	0	1,608	1,608
400	2,271	2,671	93	2,578	2,671
395	561	956	419	558	977
56	18	74	56	17	73
3,011	25,879	28,890	3,096	26,180	29,276
1,082	7,894	8,976	710	8,254	8,964
12	273	285	12	268	280
5	70	75	5	44	49
1,099	8,237	9,336	727	8,566	9,293

	As of September 30,					
	2002			2001		
	Combined AB	C1	Combined ABC1	Combined AB	C1	Combined ABC1
Reserves by region						
Western Siberia (Urals federal district)	396	5,212	5,608	410	5,236	5,646
Northern European Russia (Northern European federal district)	0	306	306	0	332	332
Southern Russia (Southern federal district)	384	2,560	2,944	404	2,568	2,972
Volga Region (Privolzhski federal district)	221	217	438	230	209	439
Eastern Siberia (Siberian federal district)	12	103	115	12	59	71
Total for Gazprom(1)	1,013	8,398	9,411	1,056	8,404	9,460
***Crude Oil* (mmbls)**						
Aggregate Reserves						
Reserves held through wholly-owned subsidiaries	8	3,541	3,549	8	3,531	3,539
Reserves held through majority owned subsidiaries	0	333	333	0	320	320
Reserves held through other companies in which Gazprom has an equity stake	0	325	325	0	325	325
Total for Gazprom(1)	8	4,199	4,207	8	4,176	4,184
Reserves by region						
Western Siberia (Urals federal district)	0	3,465	3,465	0	3,474	3,474
Northern European Russia (Northern European federal district)	0	243	243	0	235	235
Southern Russia (Southern federal district)	0	5	5	0	5	5
Volga Region (Privolzhski federal district)	8	423	431	8	423	431
Eastern Siberia (Siberian federal district)	0	63	63	0	39	39
Total for Gazprom(1)	8	4,199	4,207	8	4,176	4,184

Note:

(1) Totals may not add due to rounding.

As of December 31,					
2000			1999		
Combined AB	C1	Combined ABC1	Combined AB	C1	Combined ABC1
432	5,072	5,504	439	5,004	5,443
0	332	332	0	334	334
424	2,576	3,000	40	2,976	3,016
230	214	444	237	210	447
12	43	55	12	42	54
1,098	8,237	9,335	728	8,566	9,294
8	3,575	3,583	8	3,295	3,303
0	614	614	0	600	600
0	148	148	0	107	107
8	4,337	4,345	8	4,002	4,010
0	3,529	3,529	0	3,165	3,165
0	344	344	0	286	286
0	2	2	0	0	0
8	423	431	8	513	521
0	39	39	0	38	38
8	4,337	4,345	8	4,002	4,010

The following table sets out by major field our A, B and C1 natural gas reserves as of September 30, 2002. The major fields contained 81% of our total A and B natural gas reserves, 94% of our total C1 natural gas reserves and 92% of our total combined A, B and C1 natural gas reserves as of September 30, 2002. All reserves amounts are given in proportion to our actual shareholding in non-wholly-owned subsidiaries, equity basis companies and joint ventures.

	As of September 30, 2002		
Natural gas Fields	**Combined AB**	**C1**	**Combined ABC1**
Western Siberia	**(bcm)**	**(bcm)**	**(bcm)**
Urengoiskoye	780	4,820	5,600
Yamburgskoye	720	3,470	4,190
Zapolyarnoye	0	3,520	3,520
Medvezhye	0	610	610
Komsomolskoye	0	530	530
Yamal Peninsula			
Bovanenkovskoye	0	4,370	4,370
Kharasaveiskoye	0	1,530	1,530
Barents Sea			
Shtokmanovskoye	0	2,540	2,540
Southern Russia			
Astrakhanskoye	350	2,190	2,540
Volga Region			
Orenburgskoye	360	480	840
Total for named fields	2,210	24,060	26,270

Our A and B reserves in these major fields declined in the period from December 31, 2000 through December 31, 2002, while our C1 reserves increased, primarily due to the production of our A and B reserves and a reclassification of C2 reserves to C1 reserves and new discoveries.

Licenses

As of December 31, 2002, we held:

- 20 exploration and assessment licenses with terms of up to five years (without development rights);
- 16 combined hydrocarbon exploration, assessment and production licenses with initial terms of 25 years, and with remaining terms of mostly between 18 and 25 years; and
- 77 production licenses with initial terms of 20 to 25 years, and with remaining terms of mostly between 13 and 20 years.

We hold our subsoil licenses either directly or through our wholly-owned subsidiaries. The following table sets out which of our subsidiaries hold these licenses, and the number and type of licenses each of them held as of December 31, 2002.

	Type of License			
	Exploration and Assessment	**Exploration, Assessment and Production**	**Production**	**Total**
Gazprom	4	2	0	6
Astrakhangazprom	0	1	1	2
Bashtransgaz	0	0	1	1
Kaspiygazprom	0	7	0	6
Kavkaztransgaz	0	0	13	13
Kubangazprom	0	4	38	42
Nadymgazprom	0	0	6	6
Noyabrskgazdobycha	1	0	4	5
Orenburggazprom	4	1	1	6
Severgazprom	7	0	4	11
Surgutgazprom	0	0	1	1
Tyumentransgaz	0	0	3	3
Uraltransgaz	1	0	0	1
Urengoigazprom	1	0	3	4
Yamburggazdobycha	2	1	2	5
All Subsoil Users	20	16	77	112

None of our exploration, assessment and production licenses or production licenses expires in the next ten years.

In accordance with federal legislation, licenses are issued by the federal subsoil management authority jointly with the authority of the relevant constituent entity of the Russian Federation. Most of our hydrocarbon exploration, assessment and production licenses were granted in 1993 through 1996 in accordance with the Subsoil Resources Law, as well as regulatory acts issued in 1992 that govern the licensing and use of the subsoil. The principal negotiations in obtaining licenses involve the timing for bringing fields on stream. The timing we propose is generally accepted.

Extension of licenses is subject to the approval of the federal and regional authorities that issue the licenses. The licenses impose certain obligations on us to provide employment, develop local infrastructure, pay local and federal taxes and meet certain requirements relating to environmental matters. Licenses may be suspended or revoked if we fail to comply with their terms. See "Overview of the Russian Gas Industry and its Regulation—Russian Regulation." We believe we are in substantial compliance with the terms of all of our material subsoil licenses (although minor technical breaches may have occurred such as untimely submission of materials for official evaluation and preparation of development documents). As of the date of this offering circular, there have been no suspensions of production as a result of decisions by the relevant federal and regional authorities. See "Risk Factors—Risks Relating to our Business—Our licenses may be suspended, amended or terminated prior to the end of their terms, and we may not be able to obtain or maintain various permits and authorizations."

Exploration Activities

We are continually engaged in the exploration for new deposits of natural gas. This involves geological and seismic exploration in our existing license areas and fields, as well as exploration work in prospective new fields.

Approximately 78% of the 64 exploration and appraisal wells we have drilled since January 1, 1999 have yielded discoveries or positive appraisals confirming our estimates regarding hydrocarbons in place. In 2001, we drilled 16 exploration and appraisal wells, of which 11 yielded discoveries or positive appraisals confirming estimates regarding hydrocarbons in place. In the nine months ended September 30, 2002, we drilled 15 exploration and appraisal wells, of which 14 yielded discoveries or positive appraisals confirming estimates of

hydrocarbons in place. Our current exploration strategy is to focus on the exploration of new fields and natural gas-bearing horizons in close proximity to fields that have already been developed and have processing and transportation infrastructure. We believe that this strategy will allow us to maximize the percentage of successful drilling at as low a cost as possible and to minimize the investment required for processing and implementation.

In 2000 and 2001 we made significant discoveries on two large offshore natural gas fields, the Kamennomysskoye and Severokamennomysskoye fields, in the delta of the Ob River. We are currently in the process of estimating the reserves of these fields. We are currently conducting exploration activities in eastern and western Siberia, the Republics of Bashkortostan, Dagestan and Komi, and the Arkhangelsk, Astrakhan, Orenburg, Krasnodar and Stavropol regions. The Government is currently considering a development and exploration program for eastern Siberia in which we would be responsible for coordinating the development of natural gas fields and transportation infrastructure in the region.

The following table sets out data by geographic region on the exploration wells we drilled in the periods indicated:

	For the nine months ended September 30,		For the year ended December 31,		
	2002	2001	2001	2000	1999
Western Siberia					
Successful	12	2	5	6	5
Dry	1	1	3	3	5
Total	13	3	8	9	10
Northern European Russia					
Successful	0	2	2	1	2
Dry	0				1
Total	0	2	2	1	3
Southern Russia					
Successful	2	1	3	1	2
Dry	0	3	2	2	0
Total	2	4	5	3	2
Volga region (Povolzhski)					
Successful	0	1	1	1	1
Dry	0	0	0	2	1
Total	0	1	1	3	2
Total					
Successful	14	6	11	9	10
Dry	1	4	5	7	7
Total	15	10	16	16	17

Production Activities

We produce natural gas, gas condensate and crude oil from 72 fields located in various regions of the Russian Federation. The majority of our natural gas production is from the Cenomanian layer, which is located approximately 1,500 meters below the surface. Our main production regions are as follows:

Western Siberia region. This is our main natural gas production region and is characterized by severe weather conditions. There are 12 active natural gas, gas condensate and crude oil fields in the Nadym-Pur-Taz region of western Siberia, which accounted for 92.5% of our natural gas, 52.4% of our gas condensate and 72.2% of our crude oil production in 2001. Our three leading fields, Yamburgskoye, Medvezhye and Urengoiskoye, as well as the Zapolyarnoye field are located in this region. Our production subsidiaries, Nadymgazprom, Urengoigazprom, Yamburggazdobycha and Noyabrskgazdobycha, operate in this region.

Volga region. There is one active oil and gas condensate field, Orenburgskoye, in the Volga region which accounted for 4.5% of our natural gas, 3.8% of our gas condensate and 27.3% of our crude oil production in 2001. The operating company for this field is Orenburggazprom, which produces, processes and transports natural gas.

Northern European Russia. This region is characterized by severe weather conditions and has four active gas condensate fields which accounted for 0.6% of our natural gas and 4.0% of our gas condensate production in 2001. The operating production company for this region is Severgazprom.

Southern Russia. This area is comprised of two regions, Astrakhan Oblast and the northern Caucasus. The Astrakhan region contains one active gas condensate field, Astrakhanskoye, which accounted for 2.1% of our natural gas and 38.7% of our gas condensate production in 2001. The operating company for this field is Astrakhangazprom. These 54 fields in the northern Caucasus region accounted for 0.4% of our natural gas, 1.1% of our gas condensate and 0.5% of our crude oil production in 2001. This production is carried out by Kubangazprom and Kavkaztransgaz.

In 2001, we produced 512.0 bcm of natural gas, 9.5 million tons (69.6 mmbls) of gas condensate and 704 thousand tons (5.2 mmbls) of crude oil, for a total of 3,088.3 mmboe.

Natural Gas. In 2001, we produced 512.0 bcm of natural gas (compared to 523.2 bcm in 2000) and accounted for approximately 88.1% of the natural gas produced in Russia. We plan to achieve annual production of 530 bcm in 2003 and to maintain that level of production for the foreseeable future.

Gas Condensate. We produced 9.5 million tons (69.6 mmbls) of gas condensate in 2001 (compared to 9.3 million tons (68.2 mmbls) in 2000). Our production of gas condensate has increased in recent years as we have commissioned new gas condensate fields, including new areas at the Yamburgskoye field. We intend to continue to increase our gas condensate production, particularly in the Yamburgskoye and Astrakhanskoye fields, and to bring on stream the Yen-Yakhinskoye field during 2003.

Crude oil. In 2001, we produced approximately 704 thousand tons (5.2 mmbls) of crude oil (compared to 719 thousand tons (5.3 mmbls) in 2000) from the crude oil perimeters of the two fields at which we produce crude oil, Urengoiskoye and Orenburgskoye.

According to preliminary estimates, in 2002, we produced 521.9 bcm of natural gas, 9.9 million tons of gas condensate (72.6 mmbls) and 706 thousand tons (5.2 mmbls) of crude oil.

The following table sets out certain production data by region for the periods indicated:

	For the nine months ended September 30,			
	2002		2001	
	Volume	Percentage of overall production	Volume	Percentage of overall Production
Western Siberia				
Natural Gas (bcm)	349.6[1]	92.7[1]	342.3	92.3
Gas Condensate (mmbls)	27.6	52.4	27.0	52.2
Crude oil (mmbls)	2.8	73.7	2.8	71.8
Combined (mmboe)	2,088.1	91.7	2,044.5	92.1
Northern European Russia				
Natural Gas (bcm)	2.2	0.6	2.4	0.6
Gas Condensate (mmbls)	2.1	4.0	2.1	6.3
Crude oil (mmbls)	0	0	0	0
Combined (mmboe)	15.0	0.7	16.2	0.7
Southern Russia				
Natural Gas (bcm)	9.5	2.5	9.3	2.5
Gas Condensate (mmbls)	21.2	40.2	20.6	40.0
Crude oil (mmbls)	0	0	0	0
Combined (mmboe)	77.1	3.4	75.4	3.4
Volga region				
Natural Gas (bcm)	16.0	4.2	17.0	4.6
Gas Condensate (mmbls)	1.8	3.4	2.0	6.0
Crude oil (mmbls)	1.0	26.3	1.1	28.2
Combined (mmboe)	97.0	4.3	103.2	4.6
Total[2]				
Natural Gas (bcm)	377.3[1]	100[1]	371.0	100
Gas Condensate (mmbls)	52.7	100	51.7	100
Crude oil (mmbls)	3.8	100	3.8	100
Combined (mmboe)	2,277.2	100	2,239.3	100

Note:

(1) Excludes 4.5 bcm of natural gas produced at Gubinskoye field, notwithstanding the consolidation of Purgaz in April 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Acquisitions and Dispositions." Our estimated production volume of 521.9 bcm for 2002 includes Purgaz's contribution of natural gas produced at the field since July 1, 2002.

(2) Totals may not add due to rounding.

For the year ended December 31,					
2001		2000		1999	
Volume	Percentage of overall production	Volume	Percentage of overall production	Volume	Percentage of overall production
473.5	92.5	484.0	92.5	507.0	92.9
36.4	52.4	36.9	54.1	39.0	58.0
3.7	71.1	3.8	71.7	4.0	75.5
2,827.0	91.5	2,889.4	91.7	3,027.1	92.2
3.2	0.6	3.3	0.6	3.3	0.6
2.8	4.0	2.8	4.0	2.4	3.6
0	0	0	0	0	0
21.6	0.7	22.2	0.7	21.8	0.7
12.5	2.4	11.7	2.2	10.6	1.9
27.6	39.7	25.7	37.7	22.9	34.0
0	0	0	0	0	0
101.2	3.3	94.6	3.0	85.3	2.6
22.8	4.5	24.1	4.6	24.8	4.5
2.6	3.7	2.8	4.1	2.9	4.3
1.4	26.9	1.5	28.3	1.3	24.5
138.2	4.5	146.1	4.6	150.2	4.6
512.0	100	523.2	100	545.6	100
69.6	100	68.2	100	67.2	100
5.2	100	5.3	100	5.3	100
3,088.3	100	3,152.4	100	3,284.4	100

Major Fields

The following tables set out certain production and other information for our major fields in the periods indicated. The fields accounted for 88.0%, 87.8%, 88.1%, 88.2% and 89.4% of our total natural gas production in the nine months ended September 30, 2002 and 2001 and the year ended December 31, 2001, 2000 and 1999, respectively. The production licenses for these fields are held by wholly-owned subsidiaries.

	For the nine months ended September 30,					
	2002			2001		
	Natural gas (bcm)	Gas condensate (mmbls)	Crude oil (mmbls)	Natural gas (bcm)	Gas condensate (mmbls)	Crude oil (mmbls)
Western Siberia						
Urengoiskoye	123.0	19.5	2.8	131.5	19.9	2.8
Yamburgskoye	114.4	8.1	0	105.3	7.1	0
Zapolyarnoye	24.7	0	0	16.6	0	0
Medvezhye	23.0	0	0	24.7	0	0
Komsomolskoye	23.1	0	0	22.9	0	0
Southern Russia						
Astrakhanskoye	8.0	20.5	0	7.8	20.1	0
Volga region						
Orenburgskoye	16.0	1.8	1.0	17.0	2.0	1.1
Total for named fields	332.2	49.9	3.8	325.8	49.1	3.9

	As of December 31, 2001			
	Startup Date	License Expiry Date	Peak production date	Peak production (bcm of natural gas)
Western Siberia				
Urengoiskoye	1977	2013	1987	304.5
Yamburgskoye	1985	2018	1994	179
Medvezhye	1971	2018	1983	75
Zapolyarnoye	2001	2018	2006(1)	100(1)
Komsomolskoye	1993	2012	2003(1)	32(1)
Southern Russia				
Astrakhanskoye	1987	2019	2004(1)	12(1)
Volga region				
Orenburgskoye	1970	2018	1985	49.4

Note:
(1) Estimated.

Production

For the year ended December 31,								
2001			2000			1999		
Natural gas (bcm)	Gas condensate (mmbls)	Crude Oil (mmbls)	Natural gas (bcm)	Gas condensate (mmbls)	Crude oil (mmbls)	Natural gas (bcm)	Gas condensate (mmbls)	Crude oil (mmbls)
180.4	26.7	3.7	193.3	25.8	3.8	209.1	27.3	3.9
166.0	9.8	0	168.0	11.1	0	175.9	11.3	0
7.1	0	0	0	0	0	0	0	0
33.4	0	0	35.8	0	0	39.0	0	0
31.0	0	0	30.5	0	0	30.5	0	0
10.5	26.9	0	9.8	25.1	0	8.7	22.3	0
22.8	2.6	1.4	24.1	2.8	1.5	24.8	2.9	1.4
451.2	66.0	5.1	461.5	64.8	5.3	488	63.8	5.3

Production Costs

Our production costs are influenced mainly by the geographical composition of the hydrocarbon deposit under production and cost of operating and maintaining the infrastructure to support production in a particular region.

Current production costs at our three leading fields, Urengoiskoye, Yamburgskoye and Medvezhye will likely increase because we will be required to use more expensive extraction techniques to compensate for declining pressure in the deposits and to extract natural gas from deeper, more geologically complex deposits. Production costs at our fields in the Yamal Peninsula are also expected to be high. Our strategy is to mitigate these higher costs of production through the development and use of new technologies and through the low costs of production at our Zapolyarnoye field due to the geological structure of its deposit and the proximity of the field to existing infrastructure.

Development Activities

We are engaged in developing new fields for commercial production and aim to achieve and maintain annual production of 530 bcm of natural gas beginning in 2003 and continuing for the foreseeable future. The development of our fields involves drilling and completing production wells, installing units for processing of natural gas for transportation and installing booster compressor stations to compensate for the loss of pressure in our fields with declining production.

The following table sets out data by region on the development wells we drilled in the period from 1999 to 2001 and for the nine months ended September 30, 2002 and 2001:

	For the nine months ended September 30,		For the year ended December 31,		
	2002	**2001**	**2001**	**2000**	**1999**
Western Siberia	119	108	117	39	84
Volga region (Povolzhski)	3	2	5	0	3
Northern European Russia	0	0	0	0	2
Southern Russia	16	2	6	1	1
Total	138	112	128	40	90

There is typically a lag time of several years between discovery and development of a field. Our strategy is to develop fields only when required to meet our production plans.

The Urengoiskoye, Yamburgskoye and Medvezhye fields in the Nadym-Pur-Taz region of western Siberia have historically accounted for the bulk of our production. Production from these three leading fields has been declining in recent years and will continue to decline significantly in the years ahead. See "Risk Factors—Risks Relating to our Business—If we fail to develop our undeveloped fields, our production levels will decline materially" and "—Production Activities." To achieve and maintain our targeted production level, we plan by 2008 to bring our Zapolyarnoye field to its targeted production level of 100 bcm per year, to finalize the completion of the Yubileinoye field and the Kharvutinskoye area of the Yamburgskoye field, and to commence development of the Pestsovoye field, the Aneryakhinskoye area of the Yamburgskoye field, the Valanginian layers of Yen-Yakhinskoye field and the Cenomanian layers of the Vyngayakhinskoye and Etypurovskoye fields. After 2008, we plan to maintain our production level by bringing on stream the Valanginian layer of the Zapolyarnoye field and the Bovanenkovskoye or Kharasaveiskoye fields of the Yamal peninsula.

We are currently engaged in significant development projects including:

Zapolyarnoye field. This field is located adjacent to our main producing fields in the Nadym-Pur-Taz region and we are currently developing its Cenomanian layer, which is characterized by low bedding depth, high

delivery rates of wells and dry natural gas. The field commenced commercial production in the third quarter of 2001 after we commissioned a gas treatment plant ("GTP") with a design capacity of 35 bcm, which enabled us to produce 7.1 bcm of natural gas during the remainder of 2001. During the first nine months of 2002, this GTP enabled us to produce 24.7 bcm of natural gas. In December 2002 we commissioned a second GTP, which increased the Zapolyarnoye field's total annual natural gas production capacity to 67.5 bcm. After we commission a planned third GTP in 2004, we expect annual natural gas production to increase by another approximately 32.5 bcm. We anticipate that we will complete development of the field by 2006, after which production should reach 100 bcm per year. We expect to make additional investments of approximately RR68.8 billion in the development of the field, including for transportation facilities to connect the field to our existing pipeline infrastructure. We anticipate that we will be able to sustain production of 100 bcm per year for about a 12-year period after 2006 and that the development of the Zapolyarnoye field will partially compensate for the declining production in our mature fields and the overall decrease in our natural gas production in western Siberia.

Yubileinoye field. This field has been under development since 1993. In 2001, production from the field was 17.4 bcm. We expect the field to be fully operational in 2003, with a production level of 20 bcm per year. We plan additional investments in the development of the field to be U.S.$125 million.

Kharvutinskoye area of the Yamburgskoye gas condensate field. This area is located in the Nadym-Pur-Taz region. It was brought on stream in 1996 and produced 4.5 bcm of natural gas in 2001. In 2002 the A, B and C1 reserves of this area were adjusted upward and it is anticipated that natural gas production in the area will reach 25-30 bcm per year by 2005. We have made it a high priority to increase gas production in this area and have planned for capital investments of RR37.8 billion (U.S.$1.2 billion) through 2008 for development projects in the area.

Pestsovoye field. The Pestsovoye field is located in western Siberia. We have budgeted investments of U.S.$1.04 billion through 2004 to complete developing this field for commercial production and bring it on stream in 2004. The field is expected to reach a planned annual production capacity of 27.5 bcm of natural gas per year in 2004.

Aneryakhinskoye area of the Yamburgskoye field. This field is located in western Siberia. We have budgeted capital investments of U.S.$332 million through 2004 to develop natural gas production in this area of the Yamburgskoye field and anticipate bringing it on stream in 2004. This area is expected to reach its planned production capacity of 10 bcm of natural gas per year by 2005.

Yen-Yakhinskoye field. This field is located in western Siberia. We have budgeted capital investments of U.S.$507 million through 2004 to develop the Valanginian layer of this field and anticipate bringing it on stream in 2003. We anticipate that this field will produce 5 bcm of natural gas per year by 2005.

Vyngayakhinskoye and Etypurovskoye fields. These fields are located in western Siberia. We have budgeted capital investments of an aggregate of U.S.$471 million through 2004 to develop these two fields. We anticipate that the Vyngayakhinskoye field will come on stream in 2003 and produce 20 bcm of natural gas per year and that the Etypurovskoye field will come on stream in 2004 and produce 15 bcm of natural gas per year by 2005. See "—Reserves and Production—Projects and Alliances in Reserves and Production—Rosneft."

Yamal Peninsula. The Yamal Peninsula is located to the north of, and is characterized by harsher climatic conditions than, the Nadym-Pur-Taz region. The Yamal Peninsula's explored reserves are in excess of 10 tcm and are concentrated primarily in the Bovanenkovskoye, Kharasaveiskoye and Kruzenshternovskoye fields. We hold production licenses for the Bovanenkovskoye and Kharasaveiskoye gas condensate fields and the Novoportovskoye crude oil field. In conjunction with the Yamal-Nenets regional administration, we developed a "Program for Comprehensive Commercial Development of Hydrocarbon Deposits on the Yamal Peninsula and under its Adjacent Waters" and submitted the plan to the Ministry of Energy of the Russian Federation (the "Ministry of Energy") and other interested agencies in April 2002. On November 27, 2002, the Government instructed various federal ministries to accelerate their review of the draft program to allow for its submission for final approval by the Government. The Government is considering giving the development program the status of a federal program, which could have beneficial tax implications for us or result in other Government

exemptions. Development of hydrocarbon resources in the Yamal Peninsula is planned to commence after 2008. The natural gas production potential of the Yamal Peninsula's open in-land fields is estimated at 250 bcm per year for natural gas and a total of 10 to 12 million tons of liquid hydrocarbons. We anticipate that the production of natural gas from these fields will help enable us to maintain an aggregate annual natural gas production rate of 530 bcm in the long-term.

Shtokmanovskoye field. The Shtokmanovskoye field is an off-shore field located north-west of the Yamal Peninsula. In 1996, we entered into an agreement on cooperation with regard to Shtokmanovskoye project with ZAO Rosshelf (our subsidiary) and certain foreign participants, including Conoco (USA), Neste (Finland) (since renamed Fortum Group S.A.), Norsk Hydro (Norway) and TotalFinaElf (France). This agreement expired in 2002, and we are currently developing this field and the Prirazlomnoye field under a joint activity agreement with Rosshelf and Sevmorneftegaz, a joint venture in which our subsidiary Rosshelf and Rosneft-Purneftegaz each have a 50% stake. Sevmorneftegaz holds a 48.9% stake in the Rosshelf joint activity. Our direct and indirect interest in the Rosshelf joint activity is 62.9%. The Shtokmanovskoye field is being developed within the framework of a development plan that calls for a planned eventual annual production of 90 bcm of natural gas. We estimate that this development project will require investments of U.S.$13.2 billion. We are currently conducting production testing and research to determine when and how to bring the field into production. In 2002, certain of our western partners under the original agreement on cooperation confirmed their intent to continue joint activities and we are currently negotiating the terms of their continued involvement.

Eastern Siberia and the Far East. On July 16, 2002, the Government issued Decision No. 975-r appointing us to coordinate the implementation of a program for creating in eastern Siberia and the Far East a unified natural gas production, transportation and supply system taking into account eventual gas exports to China and other Asian-Pacific countries. Our potential involvement in specific projects in eastern Siberia and the Far East is currently under consideration.

Projects and Alliances in Reserves and Production

Shell

On November 17, 1997, we signed a strategic alliance agreement with Royal Dutch/Shell Group ("Shell"), which contemplates the parties' joint cooperation on several projects.

We have agreed to cooperate on a project associated with the prospecting, assessment, development and production of crude oil, gas condensate and natural gas from the Neokomian deposits of the Zapolyarnoye field, which total 735.1 bcm of A, B and C1 natural gas reserves, 88.1 million tons (729.3 mmbls) of A, B and C1 gas condensate reserves and 43.6 million tons (330.6 mmbls) of A, B and C1 crude oil reserves. The project is expected to produce approximately 14.6 bcm of natural gas and 2 million tons (16.6 mmbls) of gas condensate per year by the third year of operation. We are in the process of negotiating a joint venture and production sharing agreements for this project. The project is also currently undergoing expert evaluation by the Yamal-Nenets autonomous region territorial commission for the development of hydrocarbon fields.

For a discussion of our joint participation with Shell in several transportation projects, see "Business—Transportation—International Projects and Alliances for Transportation."

ENI

On February 11, 1998, we concluded a strategic alliance agreement with ENI Group ("ENI") that contemplates the joint study and development of the Paleozoic deposits of the Astrakhanskoye field.

South Pars

Since 1997, we have been involved in a project to develop the second and third phases of the South Pars field, located in the Iranian segment of the Persian Gulf, with a total cost of U.S.$2 billion. We hold a 30% interest in the project. Our partners in this project are TotalFinaElf, which holds a 40% interest, and Petronas, which holds a 30% interest.

Since the project was launched, two off-shore production platforms (SPD3 and SPD4) and two off-shore pipelines have been completed and commissioned. In March 2002 the first gas deliveries from the field were made to Iran's IGAT gas transportation system. In April 2002 we began export shipments of gas condensate. In August 2002 we received our first revenues from this project. The gas refining complex is expected to reach its full capacity by early 2003. Operation of the on- and off-shore facilities is expected to be transferred to the

Iranian National Oil Company in June 2003. We will continue to participate in the joint committee for management of the project and will receive a portion of the gas condensate produced at the field as remuneration and to cover our expenses.

In August 1996, the United States adopted the Iran and Libya Sanctions Act (the "Sanctions Act"). The Sanctions Act requires the President of the United States to impose two or more of certain enumerated sanctions on any person or company, regardless of nationality, that makes investments in Iran of U.S.$20 million or more, or in Libya of U.S.$40 million or more, that directly contribute to the enhancement of Iran's or Libya's ability to develop their respective petroleum resources. In May 1998, the U.S. Department of State issued a determination that the investment made by our partners and us in Iran's South Pars gas and condensate field constituted activity covered by the Sanctions Act, and, at the same time, communicated its decision to waive sanctions under section 9(c) of the Sanctions Act with respect to such investment. The waiver only applies to activities in the South Pars field and does not address other activities in Iran. The Sanctions Act was renewed for an additional five year period in August 2001.

Rosneft

We entered into a framework agreement with Rosneft on October 4, 2001 to create a joint venture company for the development of the Kharampurskoe, Vyngayakhinskoye, Etypurovskoe, Prirazlomnoe and Shtokmanovskoye fields, and work is currently being conducted in accordance with the terms of this agreement. In October 2002 we and our subsidiary Rosshelf amended the Rosshelf joint activity agreement pursuant to which we were developing projects for the Prirazlomnoe and Shtokmanovskoye fields. The amendment allowed a third company, Sevmorneftegaz to participate in the development project and joint activity agreement. Sevmorneftegaz, has been organized that is now developing projects for the Prirazlomnoe and Shtokmanovskoye fields. Sevmorneftegaz is a company jointly controlled by Rosneft-Purneftegaz and our subsidiary, Rosshelf. Sevmorneftegaz holds a 48.9% stake in the Rosshelf joint activity. Our direct and indirect interest in the Rosshelf joint activity is 62.9%.

Wintershall

Under a strategic alliance agreement with BASF (see "Business—Transportation—International Projects and Alliances for Transportation"), we prepared a feasibility study for the joint development of the Achimovsk formations of the Urengoiskoye field jointly with Wintershall. We plan to establish a joint venture with Wintershall to develop gas deposits in the northern Urengoi region of western Siberia with the aim of producing approximately 10 bcm of natural gas per year by 2010. Wintershall has indicated that it plans to provide all of the initial capital expenditure required to develop such gas deposits. The terms and conditions of the joint venture are currently being negotiated, and it has been agreed that we and Wintershall will have equal stakes in the venture.

Transportation

We own and operate the UGSS, a single, centrally-controlled system for natural gas preparation, transportation and storage. In 2001, the UGSS transported 630.6 bcm of natural gas. Transportation for third parties accounted for approximately 81.3 bcm, or 12.9%, of the natural gas transported by us and generated RR17,482 in revenues for us in 2001.

The following table sets out certain data for our transportation segment for the periods indicated:

	As of or for the year ended December 31,		
	2001	2000	1999
Total volume transported (bcm)	630.6	633.5	618.2
of which for third parties (bcm)	81.3	97.7	75.0
Depreciation (million RR)	61,604	59,527	54,739
Capital expenditures (million RR)	74,139	54,650	110,488
Total Assets (million RR)	1,254,003	1,267,266	1,278,810

The UGSS includes the world's largest high-pressure trunk pipeline system, with over 155,000 km of pipelines. Gas transportation is powered by 256 compressor stations with a total capacity of approximately 42,600 MW. Seasonal peak loads are leveled off using 23 underground natural gas storage facilities with an active storage capacity of approximately 62 bcm.

During the last several years there has not been any material interruption of the flow of natural gas through the UGSS. We have been able to use the reserve capacity of the UGSS to meet our scheduled delivery commitments even when there have been minor disruptions in the system.

In Russia, the UGSS transports natural gas an average distance of approximately 2,400 km for domestic consumption and 3,400 km for export. Our dispatch management center, located in Moscow, controls and manages the UGSS and all natural gas transportation in Russia.

The pipeline system consumed approximately 45.7 bcm of natural gas in 2001, 86% of which was used to power its operations and the rest of which was accounted for by technological losses, including gas lost during maintenance work on the pipelines.

The following table sets forth data on the natural gas balance of the UGSS for the periods indicated (including natural gas in transit from Central Asia):

Gas Balance Items	For the nine months ended September 30,		For the year ended December 31,		
	2002	2001	2001	2000	1999
	(bcm)	(bcm)	(bcm)	(bcm)	(bcm)
Total gas supplies, including	456.4	451.9	630.6	633.5	618.2
Gazprom's own production(1)	367.6	361.4	499.0	510.3	534.1
Gas from independent suppliers (including gas bought by Gazprom and gas from Central Asia)(2)	64.6	56.2	78.1	68.7	30.2
Withdrawals from underground storage(3)	20.6	29.7	48.3	53.3	52.5
Reduction in natural gas volume within UGSS pipelines	3.6	4.6	5.2	1.2	1.4
Total deliveries, including	456.4	451.9	630.6	633.5	618.2
Additions to underground storage	43.8	44.6	46.8	60.3	52.6
Deliveries to customers in Russia	213.5	214.4	317.5	308.4	299.8
Deliveries to Europe	94.8	92.0	127.0	129.0	126.8
Deliveries to FSU countries, including	66.3	63.8	88.0	87.0	87.2
Transit deliveries from Central Asian countries	28.4	25.0	35.1	23.4	9.5
Technological needs and transportation system losses(4)	34.4	32.8	45.7	47.1	50.8
Increase in natural gas volume within UGSS pipelines	3.6	4.3	5.6	1.7	1.0

Notes:

(1) Amounts are less than yearly total production because some of the natural gas we produce is used in northern cities near our fields and thus does not enter the UGSS.

(2) Includes Purgaz volumes even though Purgaz was consolidated into our Group as of April 1, 2002.

(3) Includes gas of independent suppliers.

(4) Includes own consumption required to run natural gas compressor stations plus technological losses, including gas lost during repair work.

Our pipeline system transports natural gas principally from large western Siberian fields westward toward the more heavily populated regions of Russia, certain FSU countries, central and eastern Europe and western Europe. Other parts of the pipeline system originate in the natural gas fields of the southern Russia-Volga region, including the Orenburgskoye and Astrakhanskoye fields. Several large pipeline systems enter Russia from Kazakhstan, transporting natural gas from fields in Turkmenistan, Uzbekistan and Kazakhstan.

All of the natural gas we export to Europe (except Finland) is transported outside of Russia through pipelines maintained by other countries, primarily Ukraine. We pay transit fees for the use of these pipelines. The negotiations of these fees and access to these pipelines are important elements of our export business. Transit fees are a significant element of the natural gas price to end users in Europe. See "Business—Marketing."

Natural gas is transported to the western, central and eastern European markets through the system of trunk pipelines from Urengoi to Uzhgorod (Urengoi—Uzhgorod, Urengoi—Center, Yamburg—Yelets, Progress) and from Nadym to Ivatsevichi (Nadym—Poonga, Poonga—Vyktyl-Ukhta, Ukhta—Torzhok, Torzhok—Minsk—Ivatsevichi).

Third-party Access to the UGSS

Since 1998, independent Russian suppliers have been granted non-discriminatory access to existing UGSS capacity. We provide independent suppliers with access to the UGSS subject to the following requirements:

- availability of spare transport capacity for the time period proposed by the independent supplier;
- quality and technical parameters of the natural gas supplies;
- availability of input connections from suppliers and output connections to consumers and natural gas recovery and quality control stations; and
- availability of natural gas supplies and relevant customer demand for the proposed time period.

In 2001, a total of 24 independent gas suppliers, with a cumulative volume of gas transported of approximately 81.3 bcm, or 12.9% of the total volume of gas transported through the UGSS, had access to our transportation system. Itera was the largest third-party user of the UGSS in 2001.

Tariffs charged to unaffiliated third parties for the transportation of natural gas through our trunk pipelines are established by the Federal Energy Commission and have recently been adjusted for fluctuations in the level of regulated wholesale prices for natural gas (which are also established by the Federal Energy Commission).

Tariffs charged to unaffiliated third parties for the transportation of Russian natural gas as of August 1, 2002 are set forth below:

- RR13.8 per mcm per 100 km (not including VAT) for consumers located within the customs territory of the Russian Federation and member states of the Customs Union Agreement (Kazakhstan, Kyrgyzstan, Tajikistan, Belarus and Russia);
- U.S.$0.92 per mcm per 100 km (not including VAT) to be paid in RR at the exchange rate of the Central Bank of the Russian Federation as of the date of payment for consumers located outside the customs territory of the Russian Federation and member states of the Customs Union Agreement.

Tariffs charged for the transportation of gas from Central Asia are unregulated.

Our gas transport sales were RR11.9 billion and RR12.8 billion for the nine months ended September 30, 2002 and 2001, respectively, and RR17.5 billion for the year ended 2001. Most of the third-party natural gas we transported through the UGSS during this period was for Itera and was transported under U.S. dollar-denominated contracts. A significant portion of this gas was sourced from Central Asia, and thus the tariffs were unregulated.

In November 2002 we entered into a strategic partnership agreement with LUKOIL, which produces natural gas at fields in western Siberia that are located close to our major natural gas fields. The agreement provides, *inter alia*, for cooperation in oil and gas projects in Russia and other countries, such as Uzbekistan, Kazakhstan, Turkmenistan, Iran and Iraq. We have not yet undertaken any projects under this agreement. Two specific projects are, however, currently under consideration: the joint development of hydrocarbon structures in the Caspian Sea; and the transportation of hydrocarbons and condensate through our pipeline network. In the latter, LUKOIL intends to construct an approximately 160 km section of pipeline connecting its fields to our existing pipeline infrastructure in western Siberia and to transfer the pipeline to us in exchange for guaranteed access to our transportation network. The project would be completed in 2006.

Organization of the Transportation Segment

Our transportation segment is highly integrated to ensure reliable natural gas deliveries to distributors, export customers and consumers. The high level of integration of our pipeline network is achieved through the use of multiple and parallel pipelines, inter-connectors and underground storage facilities. We believe that within the past ten years there have been no significant supply interruptions to consumers, despite several pipeline failures, as a result of the use of available spare transportation capacity within the UGSS. The various sub-components that constitute our integrated pipeline system are described more fully below.

- *High pressure trunk pipeline.* Our high pressure trunk pipeline transports natural gas from production areas to refining facilities and natural gas consumers. The trunk pipeline consists of multiple parallel lines of large diameter pipes (defined as pipes with diameters of 1,420 mm, 1,220 mm or 1,020 mm). The total length of these large diameter trunk pipelines is 91,900 km.
- *Regional and local distribution.* On a regional basis, our specialized gas transportation subsidiaries and a number of our production subsidiaries that operate high pressure pipelines organize the transportation of natural gas. Our gas transportation subsidiaries are responsible for the operation and maintenance of high pressure pipelines and for the transit of natural gas to regional and local distribution companies or directly to industrial end consumers. Beginning in the late 1990s, we began acquiring interests through debt for equity swaps in regional gas distribution companies which had failed to pay for the gas we sold them. We currently have controlling interests in 89, and non-controlling interests in an additional 84, of the approximately 318 regional gas distribution companies in Russia. The regional gas distribution companies own and operate medium- and low-pressure pipelines that transport gas to end consumers.

- *Storage.* Currently we operate 23 underground storage facilities in Russia. By the beginning of the 2002/2003 heating season, we had stored 61.7 bcm of market-grade natural gas reserves in these facilities. We generally supply approximately 17% of the daily volume of natural gas consumed in Russia during the heating season from these facilities, and up to 25% of the daily volume on extremely cold days. We are currently constructing four new underground gas storage facilities. Aggregate investment in storage facilities in 2001, including operational drilling, amounted to RR2.8 billion. In 2002, we arranged under previously concluded storage lease contracts for the storage of Russian natural gas supplies for the autumn and winter season of 2002/2003 in underground storage facilities in Ukraine, Germany and Latvia of 4.3 bcm, 2.5 bcm and 2.1 bcm of natural gas, respectively.

Age and Maintenance

While construction of our gas pipeline system commenced 57 years ago with the first Saratov-Moscow pipeline, most of our gas pipeline system was constructed from 1970 to 1990. The age of the pipeline system, as of September 30, 2002, is shown in the table below:

Years Since Construction	Length (km)	%
Up to 10 years	34,100	22
11-20 years	63,550	41
21-33 years	35,650	23
Over 33 years	21,700	14
Total	155,000	100

We carry out annual capital repairs and preventative maintenance to improve the efficiency of gas distribution, the reliability of gas supply and technological and environmental safety. Maintenance work is preceded by gas pipeline inspections achieved through various means. In 2001, we inspected approximately 11,300 km of pipelines with in-the-pipe probes, while we checked approximately 40,000 km of trunk gas lines using electric measurements. As a result of these diagnostic checks, we undertook repairs to approximately 1,111 km of pipelines and 251 underwater crossings. As a result of such pipeline repairs and an improvement in the technology of our pipeline, the incidence of faults that involve interruptions or restrictions of gas supply dropped from 0.58 per 1,000 km of pipelines in 1985 to 0.19 per 1,000 km in 2001.

Under the auspices of the European Bank of Reconstruction and Development ("EBRD"), 13 western European companies in conjunction with our specialists conducted a two-year study of the UGSS between 1993 and 1995 to assess the system's condition and to formulate measures for improving its performance. The final report, which was based on an analysis of the operation of the UGSS in 1995, showed that, in most cases, the extensive branching structure of the UGSS, together with the availability of spare pipeline throughput capacity, enabled us to re-route or to increase natural gas flow in case of an emergency.

We are continually working to improve the UGSS. In 2002, we approved an investment program to refurbish a number of gas transportation facilities by year-end 2006. The main objectives of this program include:

- ensuring the supply of our projected volumes of gas, especially from the Nadym-Pur-Taz region, to both our domestic and export markets;
- ensuring the reliability of gas transportation and supply to gas consumers in Russia;
- improving industrial and ecological safety measures; and
- ensuring the efficiency of the transportation system through energy saving measures, optimizing our utilization of the system and lowering maintenance costs.

We anticipate that the program will require investments of RR230.6 billion from its inception in 2002 through 2006, of which RR155.7 billion or 67.5% will be spent on the restructuring of key technological facilities, such as compressor stations and pipelines, and RR74.9 billion or 32.5% on the restructuring of support systems facilities, such as our energy, water supply, communications and electrochemical protection infrastructure. For 2003, we have budgeted capital expenditures of RR93.2 billion on our transportation system, RR17.6 billion of which will be dedicated to refurbishment of compressor stations, existing pipelines and system-wide facilities, and the balance of which will be dedicated to the expansion of the pipeline system.

Since the commencement of this program in 2002, we have refurbished 53 gas pumping units and replaced 35 units. The new units have a total power output of 508 MW. The program has already allowed us to reduce our

hazardous emissions by 26,200 tons in 2000 as compared to 1999. This figure includes a reduction of carbon monoxide emissions by 4.7% and of nitric oxides emissions by 5.6%. We anticipate that by 2006, the program will increase our gas transportation throughput capacity in the UGSS by 15 bcm per year, increase our gas export throughput capacity by 5 bcm per year, decrease the UGSS internal use of gas by 5 bcm per year and decrease hazardous emissions, especially of nitric oxides, by 45,000 tons per year.

We outsource a significant amount of our pipeline construction work to third-party contractors through a tender process. Our tender committee awards contracts to the most competitive bidder. Stroytransgaz has been a successful bidder for a large number of our construction projects, due to the competitive terms that it has offered and its historical experience of successful cooperation with us. See "Certain Transactions."

International Projects and Alliances for Transportation

Blue Stream Project

In alliance with ENI, we are constructing a new gas trunk pipeline from Russia under the Black Sea to Turkey. We estimate that annual volumes of natural gas exports along this pipeline will reach 16 bcm starting in 2010. The Italian engineering firm Saipem, partly owned by ENI, has laid the undersea pipeline, and initial gas flow through the pipeline commenced in December 2002.

In November 1998, we entered into a memorandum of understanding with ENI to participate on an equal basis in the Blue Stream Pipeline Company B.V., a special purpose vehicle for the construction, ownership and operation of a natural gas transportation system from Dzubga in Russia (including the nearby Beregovaya compressor station) to Samsun in Turkey (the "Offshore Section"). We and ENI each have a 50% stake in the Blue Stream Pipeline Company B.V., which will receive transportation proceeds for the gas transported through the Offshore Section, and we and ENI will share these proceeds in proportion to our respective ownership interests. This system will be connected to our existing pipeline network through a new pipeline running from Izobylnoye to Beregovaya (the "Onshore Section"). The Onshore Section and the Offshore Section together constitute the Blue Stream Project.

The pipeline from Russia to Turkey is approximately 760 km long, of which about 390 km runs under the Black Sea. The Onshore Section of the Blue Stream Project is connected to the existing Gazprom pipeline network through a pipeline from Frolovo to Izobylnoye, which was commissioned in 1998.

The total estimated construction cost of the Offshore and Onshore Sections of the Blue Stream Project is approximately U.S.$3.3 billion. The value of the turnkey contract for the construction of the Offshore Section of the pipeline and the Beregovaya compressor station is approximately U.S.$1.7 billion.

To arrange for our share of the third-party financing required for the Blue Stream Project, we and the Blue Stream Pipeline Company B.V. have entered into three loan agreements secured by export receivables with consortia of western European and Japanese banks. The total amount of financing provided by these facilities is U.S.$1.760 billion. For these facilities, we act as borrower and/or as guarantor for the Blue Stream Pipeline Company B.V. The financing also benefits from guarantees provided by the national export credit agencies of the lending banks' respective countries. As of January 1, 2003, U.S.$1.694 billion of this financing has been drawn. The remainder of the financing for the Offshore Section of the Blue Stream Project is covered by the various contributions of Gazprom, SNAM (ENI's subsidiary) and a U.S.$866 million loan provided to the Blue Stream Pipeline Company B.V. under the guarantee of SNAM. Any additional financing required for the Onshore Section of the Blue Stream Project is our responsibility. In this regard, we received a euro 250 million loan in February 2001 from a consortium of international banks led by Bayerische Hypo-und Vereinsbank AG.

The Yamal-Europe Pipeline Project

We are proceeding with the Yamal-Europe project, which consists of constructing pipelines from our fields in western Siberia to Germany through Belarus and Poland. The purpose of the Yamal-Europe Project is to meet our contractual obligations to supply natural gas to Europe and to diversify export supplies. Connecting the Yamal-Europe pipeline to the existing natural gas transportation network in Germany will allow for the full integration of this pipeline into the European gas network.

The Yamal-Europe pipelines are being constructed in such a way that it will be possible to utilize some of the segments and pumping station capacity in connection with existing gas transportation facilities as market demands require before the entire system comes on line.

During the first stage of development, the pipeline will transport natural gas from existing and new fields of the Nadym-Pur-Taz region. In the future, gas will be supplied from the Bovanenskoye field on the Yamal Peninsula.

The projected annual capacity for the first trunk pipeline is approximately 32 bcm. We have budgeted capital investments through 2005 of U.S.$2.1 billion for the construction of the portion of the pipeline from Torzhok, Russia to the Polish border.

In October 1999 the most important section of the first pipeline (approximately 1,230 km), connecting the compressor station Nesvizhskaya in Belarus to the German STEGAL pipeline and three compressor stations, became operational.

The completed facilities account for more than 50% of the pipeline's potential capacity. Gas supplies via the Yamal-Europe pipeline started on November 7, 1999. In 2000 and 2001, 13.8 bcm and 15.5 bcm of natural gas, respectively, were transported through the pipeline. The German section of the pipeline is owned by WINGAS, our joint venture with Wintershall. The Polish section is owned by EuRoPol GAZ, a joint venture in which we participate with PGNiG S.A. (the 100% state-owned Polish gas company), and Gaztrading (a Polish company involved in natural gas trading).

Completion of the remaining pipeline section within Belarus is expected to take place in 2003. In addition, we expect to complete construction of the gas lines of the pipeline from Torzhok, Russia to the Belarus border in 2003-2004. Torzhok is a key pipeline junction north of Moscow where several of our trunk pipelines converge.

We are deciding, based on demand for natural gas in western Europe and the economic efficiency of exporting gas in this manner whether to construct a second Yamal-Europe trunk pipeline.

North European Pipeline Project

We are currently in the early stages of a pipeline project that would connect our pipelines in northern European Russia with the German pipeline system via the Baltic Sea. The pipeline would have an annual capacity of about 20 bcm of natural gas in a single-line configuration and would be 1,189 km long, and would run from Vyborg, Russia to Greifswald, Germany. We anticipate that construction of the pipeline will take approximately four years to complete once implementation of the plan has commenced. The anticipated cost of constructing the north European pipeline is about U.S.$3 billion. The pipeline will not transit any countries other than Germany and Russia and will thus avoid the political and economic risks related to the reliability of transit deliveries through third countries. The EU has designated the project a high priority European project in the Trans-European Gas Network, which is expected to help us secure long-term financing for the project. Major oil and gas companies such as Fortum Group, Ruhrgaz, Wintershall, Gazunie Shell, Norsk Hydro, TotalFinaElf and BP have expressed interest in partnering with us on this project and we are currently considering various financing arrangements, including loan financing.

UK Interconnector Pipeline

In 1994, we acquired a 10% stake in the Interconnector pipeline, a pipeline connecting Belgium and the UK that allows for gas flow in both directions. As a result of our 10% stake, our current annual quotas in the Interconnector pipeline are 2 bcm of natural gas from the UK to continental Europe and 0.85 bcm of natural gas from continental Europe to the UK. Beginning in 2005, we expect throughput to the UK via the Interconnector pipeline to increase in conjunction with an anticipated increase in natural gas imports by the UK. We have applied to participate in the capacity expansion, as a result of which our annual quota in the Continental Europe to UK direction of the Interconnector pipeline would increase to 2.2 bcm.

West-East Project in China

On July 4, 2002, together with Shell and Exxon/Mobil, we signed a framework agreement with Petro China on creating a joint venture on the west-east pipeline project in China. The project envisages the production of natural gas in the Sintszyan-Uigur region in China, the construction of a pipeline of approximately 4,000 km in length to Shanghai and the sale of gas in the eastern Chinese market.

The parties are in the process of negotiating the terms of the joint venture on the construction and operation of the pipeline as well as on the conclusion of gas production sharing agreements and on the establishment of a unified trading company responsible for gas sales to consumers. Negotiations are due to be completed by the second quarter of 2003.

Transbalkan Pipeline Project

We are evaluating the possibility of increasing and diversifying our gas transportation routes to the Balkan states and Turkey. To increase natural gas supplies to the Balkan states, we are working in association with various national companies on the expansion and modernization of the existing pipeline network in Ukraine, Romania and Bulgaria.

Gastransit, a joint Russian-Ukrainian-Turkish venture in which we have a 37% direct stake and an indirect stake through our 45% interest in Turusgaz, is gradually implementing the expansion of transit capacities within Ukraine providing for the construction of a gas pipeline and a compressor station. A compressor station at Tarutino within the operating transit gas pipeline Ananiev-Tiraspol-Izmail was put into operation in 2001. The compressor station was constructed with the use of an EBRD loan and equity funds of shareholders (including Gazprom funds in the amount of U.S.$9.62 million). At present, the next phase of the project is being constructed with the use of an additional EBRD loan and, subordinated to it, loans from Gastransit shareholders (including Gazprom funds in the amount of U.S.$8.1 million). This phase consists of the construction of loopings within the Ananiev-Tiraspol-Izmail gas pipeline. The construction and expansion of transit capacities within Bulgaria has been largely completed and construction in Romania is planned to be completed in the first quarter of 2003. The construction was carried out with Romanian and Bulgarian funds and a commodities credit from Gazprom.

This project will increase the throughput of the pipelines at the border with Turkey to up to 14 bcm per year and ensure contractual volumes of supply of Russian gas to the Balkan countries and Turkey.

Cooperation with Wintershall

In 1990, we entered into a long-term cooperation agreement with Wintershall AG (a wholly-owned subsidiary of BASF), on the basis of which we established WINGAS. In compliance with this agreement a joint venture, WINGAS was organized in 1993. We hold a 35% and Wintershall holds a 65% stake. WINGAS has participated in the construction of and owns the following system of trunk pipelines:

STEGAL Pipeline. The STEGAL gas pipeline was completed in 1992. The pipeline is 323 km long and has a design capacity of 12 bcm per year. It passes through Germany and connects the MIDAL gas pipeline with the Czech natural gas pipeline system.

MIDAL Pipeline. Built in 1993, the MIDAL Pipeline has a total length of 642 km. Its capacity is 13 bcm per year. It goes through the territory of Germany and connects a natural gas storage facility at Emden (on the border with Holland) with a BASF chemical plant in Ludwigshafen.

WEDAL Pipeline. The 314 km WEDAL pipeline became operational at the end of 1998, linking the WINGAS pipeline network with the Belgian pipeline system and the Interconnector pipeline, in which we have a 10% interest, which links the UK gas transportation system to the continent. Initially, the WEDAL pipeline was designed to transport UK gas under contracts between WINGAS, British Gas and Conoco and to provide WINGAS with a secure supply of gas from diverse transportation sources. Gas supplies from continental Europe to the UK may also be carried through the Interconnector pipeline.

YAGAL Pipeline. At the end of 1999, a 340 km pipeline, known as the YAGAL pipeline, with a design capacity of 29 bcm per year was put into operation. This pipeline connects the Yamal-Europe pipeline with the STEGAL pipeline. The completion of this pipeline enabled us to expand our supplies of natural gas to European countries and improved the reliability and flexibility of supplies of Russian natural gas to the European market.

Refining

Our refining operations consist of the operations of our principal wholly owned refining facilities and our majority owned subsidiary Sibur, which substantially increased its operations only in the third quarter of 2002 after reaching an amicable agreement with its creditors and emerging from external supervision.

Our wholly owned refining facilities process natural gas for pipeline transportation, stabilize gas condensate and refine natural gas, gas condensate and crude oil into refined products. The processing, stabilizing and refining of natural gas, gas condensate and crude oil is carried out by six integrated refineries that remove hazardous and corrosive substances from natural gas and gas condensate and produce a broad range of products. In 2001, we processed and refined 34.6 bcm of natural gas and refined 10.1 million tons (74.0 mmbls) of gas condensate and crude oil, compared to 35.3 bcm of natural gas, 9.3 million tons (68.2 mmbls) of gas condensate and crude oil, for a total volume of 276.0 mmboe in 2000. During the nine months ended September 30, 2002, we refined 25.1 bcm of natural gas, 7.5 million tons (55.0 mmbls) of gas condensate and crude oil, for a total volume of 202.7 mtoe, as compared with 25.9 bcm of natural gas, 7.5 million tons (55.0 mmbls) of gas condensate and crude oil, for a total volume of 207.4 mmboe in the nine months ended September 30, 2001.

Our total annual processing and refining capacity as of December 31, 2001 was 49.5 bcm of natural gas and 20.8 million tons (152.5 mmbls) of gas condensate and crude oil. We sell our refined products domestically and in the FSU and Europe. Our refineries provided approximately 4.3% and 3.2% of the automobile gasoline and diesel fuel, respectively, produced in Russia in 2001.

We operate our refining segment through Astrakhangazprom, Orenburggazprom, Severgazprom, Surgutgazprom and Urengoigazprom, which are wholly-owned subsidiaries that combine refining with either production or transportation. As of January 1, 2003, we have centralized our refining segment and we now hold all of our refinery assets at the head office level. We have also discontinued the practice of selling our raw products to and then purchasing refined products from the refineries in favor of paying a fee to our refineries for the services they provide. We expect that these changes will result in considerable tax savings and the centralization of our cash flows.

Our natural gas and gas condensate refineries are sophisticated plants that combine chemical facilities with petroleum processing and refining facilities. Each of our refineries is directly linked to gas or gas condensate fields and constitutes a single technologically-related complex, the principal function of which is to process natural gas for transportation via our trunk pipelines. Our refineries produce such products as dry market-grade natural gas, stabilized gas condensate, liquefied natural gas, technical carbon and motor gasoline from natural gas and gas condensate. Some of our plants have implemented unique technologies for treating natural gas with a high sulfur content (the Astrakhan plant treats natural gas with hydrogen sulfide and carbon dioxide content of 15-25%), and produce odorants, technical carbon and gaseous and helium.

We plan to increase our production of gas condensate and crude oil and more fully utilize our excess processing and refining capacity, both through our majority-owned subsidiary Sibur and by partnering with western oil companies to further develop certain of our gas condensate fields. See "Business—Reserves and Production—Projects and Alliances in Reserves and Production." We also plan to increase the volume of refined products we produce. For example, we plan to increase our annual production of automobile gasoline and jet fuel to 2.3 million tons (16.9 mmbls) and 240 thousand tons (1.8 mmbls), respectively, over the next three years.

Over the next three years, we plan to invest RR38 billion (U.S.$ 1.2 billion) to reconstruct and refurbish equipment at our natural gas and gas condensate refineries. We anticipate that these refurbishments will increase our refining capacity to 52.5 bcm of natural gas per year by 2005. We also intend to increase the amount of gas condensate and crude oil we refine to 11.2 million tons (82.1 mmbls) per year by 2005 by increasing the capacity of refinery facilities that have extra feedstock available. We also anticipate increasing the initial processing of gas condensate and crude oil to 6.6 million tons (48.4 mmbls) per year by 2005.

The following are our major refineries:

Astrakhan Gas Refinery. This refinery is operated by our subsidiary Astrakhangazprom. It is an integrated refinery, the first stage of which came on-stream in 1986 and the second in 1997. The Astrakhan Gas Refinery processes natural gas with a high sulfur content and gas condensate extracted from the Astrakhan gas condensate field and it receives all of its feedstock from this field. The plant comprises two lines, with a total annual capacity of 10.5 bcm of processed natural gas and an annual gas condensate stabilization capacity of 7.3 million tons (53.5 mmbls). In 2001, the refinery processed 10.5 bcm of our natural gas and 3.7 million tons (27.1 mmbls) of our unstable gas condensate. The refinery's products include dry market-grade natural gas that is fed into trunk pipelines; natural gas-derived sulfur; motor gasoline; diesel; furnace fuel oil; and industrial-grade propane/butane mixture. All of the refinery's products were sold domestically in 2001. As part of our strategy to deepen our feedstock processing, we plan to build polyethylene production facilities that will enhance the overall efficiency of the Astrakhan refinery. We plan to invest RR20.3 billion through 2005 to develop and refurbish this refinery.

Orenburg Gas Refinery. This facility is operated by our subsidiary Orenburggazprom, and forms part of the integrated Orenburg Gas Chemical Complex, which also includes the Orenburg Helium Plant. It came on-stream in 1974 and is one of the world's largest gas refineries. It processes natural gas with a high sulfur content and gas condensate. The refinery has an annual capacity of 37.5 bcm of natural gas and a capacity of 3 million tons (30.0 mmbls) of gas condensate per year. In 2001 the refinery processed 22.8 bcm of our natural gas and 550 thousand tons (4.0 mmbls) of our gas condensate and crude oil. The refinery's products include dry market-grade natural gas; stabilized gas condensate; liquefied natural gas; multi-component hydrocarbon distillate (MHD); natural gas-derived sulfur; and odorants.

Orenburg Helium Plant. This facility is operated by our subsidiary Orenburggazprom, and is Russia's largest producer of helium. The first stage of the plant came on-stream in 1974, the second in 1975 and the third in 1978. The refinery has an annual capacity of 15 bcm of natural gas and it processed 13.9 bcm of our natural gas in 2001. The plant's products include dry market-grade natural gas; gaseous and liquefied helium; ethane; multi-component hydrocarbon distillate (MHD); and liquefied natural gas. All of the plant's refined products were sold domestically in 2001. We plan to invest RR11.2 billion through 2005 into developing and refurbishing this processing complex.

Sosnogorksy Gas Refinery. This refinery is operated by our subsidiary Severgazprom. It came on-stream in 1946 and has an annual capacity of 1.5 bcm of natural gas and 1.25 million tons (9.2 mmbls) of unstable gas condensate per year. In 2001, the refinery processed 1.4 bcm of our natural gas and 370 thousand tons (2.7 mmbls) of our gas condensate and crude oil in 2001. The refinery's products include dry market-grade natural gas; liquefied natural gas; stabilized gas condensate; motor gasoline; and technical carbon. In 2001, the refinery exported 47.2% and 48.5% of the stable gas condensate and liquefied gas, respectively, that it refined. The rest of the refinery's output was sold domestically. Over the past three years, the refinery has been refurbished both with internally generated funds from our refining subsidiary Severgazprom and with borrowings in the amount of euro 108 million which was used for the reconstruction of the refinery's gas refining facilities. We plan to invest RR549.4 million through 2005 for the reconstruction of the refinery's facilities. We anticipate that these projects will enable us to significantly increase the depth of feedstock processing and the percentage of liquefied gas, such as propane and butane, that we can extract from natural gas.

Our western Siberian processing and refining complex comprises two facilities, the Urengoi Condensate Preparation Plant and the Surgut Condensate Stabilization Plant.

Urengoi Condensate Preparation Plant. This plant is operated by our subsidiary Urengoigazprom. The first stage of this plant came on-stream in 1985 and the second in 2001. The plant's main function is to process feedstock for the Surgut Condensate Stabilization Plant. The annual capacity of the plant is 6 million tons (44.0 mmbls) of gas condensate and it had a throughput of 4.9 million tons (35.9 mmbls) of our gas condensate in 2001, in addition to gas condensate from third parties. The plant's products include de-ethanized gas condensate (which is used as feedstock for the Surgut Condensate Stabilization Plant); motor gasoline; and diesel fuel. We have budgeted investments of RR700 million through 2005 for an overhaul of the facility.

Surgut Condensate Stabilization Plant. This plant is operated by our subsidiary Surgutgazprom and is one of the world's largest processing and refining complexes. It processes a crude oil and gas condensate mixture produced from the western Siberian fields and came on-stream in 1985. It has an annual capacity of approximately 8 million tons (58.6 mmbls) of gas condensate and had a throughput of 3.6 million tons (26.4 mmbls) of our gas condensate in 2001, in addition to a significant quantity of gas condensate from third parties. The refinery's products include stabilized condensate; motor gasoline; and diesel fuel; liquefied gases; and pentane-hexane fraction. In 2001, 14.1% and 4.5% of the plant's stable gas condensate output and liquefied gas output, respectively, were exported.

The Surgut Condensate Stabilization Plant is currently operating at close to full capacity, while the Urengoi Condensate Preparation Plant, which provides it with its feedstock, is working under its capacity. A bottleneck may occur at the refinery in the next several years as more independent producers utilize the Surgut Condensate Stabilization Plant. To mitigate this risk, we have budgeted investment expenditures of RR1.6 billion through 2005 to further develop the capacity of the Surgut Condensate Stabilization facility.

The table below sets forth data on our six refining plants and the volume amounts of key products which we produced in 2001:

	Astrakhan Gas Refinery	Orenburg Gas Refinery	Orenburg Helium Plant	Sosnogorsky Gas Refinery	Urengoi Condensate Preparation Plant	Surgut Condensate Stabilization Plant	Total[1]
Year built	1986	1974	1974	1946	1985	1985	
Raw material processing:							
Gas processing (bcm)	10.49	22.78	13.87	1.38	0	0	34.68[2]
Primary processing of gas condensate and crude oil (mmbl)	26.97	4.03	0	2.71	39.99	26.60	74.00[3]
Initial processing of gas condensate and oil (mmbls):	16.79	0	0	0	3.25	15.82	35.86
Post-process product:							
Dry natural gas (bcm)	5.28	0	20.72	1.07	0	0	27.07
Liquefied natural gas (thousand tons)	252	721	0	125	32	981	2,111
Ethane (thousand tons)	0	0	286	0	0	0	286
Stable condensate (thousand tons)	451	573	0	227	465	674	2,390
Gasoline (thousand tons)	959	0	0	0	17	209	1,185
Diesel fuel (thousand tons)	795	0	0	0	137	677	1,609
Furnace fuel oil (thousand tons)	377	0	0	0	0	0	377
Sulfur (thousand tons)	4,151	544	0	0	0	0	4,695
Helium (mcm)	0	0	5,336	0	0	0	5,336
Odorant (thousand tons)	0	3,411	0	0	0	0	3,411
Technical carbon (thousand tons)	0	0	0	29	0	0	29
De-ethanized natural gas (thousand tons)	0	0	0	0	254	783	1,037

Note:

(1) Totals may not add due to rounding.

(2) Total does not add because 13.87 bcm of natural gas initially processed at the Orenburg Gas Refinery is thereafter further processed at the Orenburg Helium Plant. Although this amount is processed by both facilities, it is counted only once in the total.

(3) Total does not add because 26.60 mmbls of gas condensate and crude oil initially processed at the Urengoi Condensate Preparation Plant is thereafter further refined at the Surgut Condensate Stabilization Plant. Although this amount is processed by both facilities, it is counted only once in the total.

Sibur

We acquired 51% of the voting shares of Sibur in January 2001. Sibur is a leading seller of petrochemical products in Russia and is also involved in light hydrocarbon processing. In 2001, Sibur had a throughput of 11.8 bcm of natural gas and processed 5.5 million tons of hydrocarbon feedstock.

Sibur owns, through various subsidiaries, and operates a number of natural gas processing and refining plants in western Siberia and Perm and is a market leader in refined hydrocarbon products.

In the first quarter of 2002 external supervision of Sibur was introduced as a result of proceedings initiated by us and approved under decision of the arbitration court. In September 2002, Sibur reached an amicable settlement agreement with its creditors, which was subsequently approved by an arbitration court. We are actively seeking to restructure Sibur's debt.

Sibur sells synthetic rubber, polymers, monomers, condensed gases and tires, among other products, on the domestic and export markets. Sibur receives most of its export revenues in fully convertible currency. Sibur's three largest export markets are China, Finland and the Baltic States. We are exploring the expansion of Sibur's

exports to the Chinese market, which we estimate comprises about 15% of the international market for refined hydrocarbon products. Feedstock for the increase in refining output that such an expansion into the Chinese market would entail is anticipated to come from both Russia and the Middle East.

We plan to restructure Sibur to create a vertically integrated refining company that will engage in the full cycle of natural gas processing and manufacturing, ranging from the production of natural gas and liquid hydrocarbons to the processing of natural gas for transportation to the production of complex refined petroleum products such as tire rubber. Through 2010, we intend to focus on restructuring the indebtedness of the Sibur Group, improving Sibur's financial management and investing in Sibur's production facilities, many of which require renovation.

We intend to make capital expenditures in cost reduction projects related to Sibur of RR5 billion through 2010, such as improving internal power generation at Sibur's facilities; RR4.5 billion for the modernization of Sibur's natural gas processing infrastructure; RR14.7 billion for exploration and gas production projects to help us realize our target of producing 1.2 bcm of natural gas a year and 2 million tons of liquid hydrocarbons per year through joint ventures between Sibur and our production subsidiaries; and RR15 billion for the development of our refining operations. We intend to finance these expenditures with borrowings and through the formation of joint ventures with Russian and foreign partners.

International Projects and Alliances in Refining

Novy Urengoi Chemical Complex

The technical plan for the Novy Urengoi Chemical Complex was designed in cooperation with Salzgitter Anlagenbau and Linde, with some BASF participation. Most of the equipment necessary to build the Novy Urengoi Chemical Complex in western Siberia was delivered in 1997.

The Novy Urengoi Chemical Complex will process 1.62 million tons of de-ethanized natural gas per year, yielding 340 thousand tons of ethylene to be used as feedstock for 300 thousand tons of high pressure polyethylene. Other products will include 280 thousand tons of long distillate of light hydrocarbons, as well as up to 920 thousand tons of annual methane gas production. A loan agreement to finance this project is currently being negotiated.

Marketing

We are the world's largest exporter of natural gas. We export natural gas (as well as gas condensate, crude oil, oil products and liquefied natural gas) through our wholly-owned subsidiary, Gazexport. We also sell these products domestically to industrial consumers, to regional gas distribution companies and, through our own regional gas distribution companies, to other end consumers. In 2001, our sales of natural gas to Europe (net of excise tax) were RR390,594 million; our sales of natural gas to the FSU (net of excise tax and VAT) were RR47,190 million; and our sales of natural gas in Russia (net of excise tax and VAT) were RR125,099 million.

We are currently the only supplier of Russian natural gas to Europe. We exported to Europe approximately 24.8% of the natural gas we produced in 2001. Our exports to Europe also accounted for approximately 27.2% of the volume of natural gas we sold in 2001 and for 69.4% of our net gas sales. We supplied 20.2% of the natural gas consumed in western Europe and 58.9% of the natural gas consumed in central and eastern Europe in 2001 according to the CEDIGAZ—"Natural Gas in the World—2001," Survey August 2002. In 2001, we delivered 127.0 bcm of natural gas to Europe, of which western Europe accounted for 86.6 bcm and central and eastern Europe for 40.4 bcm. Germany, Italy, Turkey and France were our largest export markets in Europe. We are actively seeking to increase our European export efficiency and have entered into various joint ventures abroad, such as WINGAS in Germany and Gasym in Finland. See "—International Projects and Alliances in Marketing." These joint ventures allow us to capture a margin from sales further down stream in the markets we serve in addition to receiving export proceeds from deliveries at the borders of the markets we serve.

In 2001, we supplied substantially all of the natural gas consumed in Russia and approximately 50% of the natural gas consumed in six FSU countries, Ukraine, Belarus, Moldova, Lithuania, Latvia and Estonia. Natural gas deliveries to consumers in Russia and to countries in these six FSU countries totaled 300.8 bcm and 39.6 bcm of natural gas in 2001, respectively. Ukraine and Belarus are the largest consumers of the natural gas we supply to the FSU.

The following table sets out by volume our natural gas deliveries by geographical market for the periods indicated:

Gas Deliveries	Nine months ended September 30,		Year Ended December 31,		
	2002	2001	2001	2000	1999
	(bcm)	(bcm)	(bcm)	(bcm)	(bcm)
Western Europe	64.5	62.8	86.6	90.4	88.4
Central and Eastern Europe	30.4	29.1	40.4	38.6	38.4
Total Europe	94.9	91.9	127.0	129.0	126.8
FSU	32.0	29.0	39.6	42.3	47.2
Russia	199.4	206.0	300.8	307.7	312.2
Total Russia and FSU					
Total	326.3	326.9	467.4	479.0	486.2

The Natural Gas Market

Natural gas is gaining an increasing share of the world energy market because it is an effective and environmentally clean fuel. According to the BP Statistical Review of World Energy (June 2002) (the "BP Review"), natural gas consumption, as a percentage of energy consumption in western Europe, has increased in recent years and we expect this trend to continue. This is primarily due to the growth in natural gas-fired power generating capacity, an increase in the use of natural gas in the domestic sector (particularly in central and eastern Europe), a decline in the attractiveness of nuclear power, and environmental considerations (which have reduced the attractiveness of fuels such as coal). In 2001, natural gas consumption accounted for approximately 22.4% of energy consumption in western Europe and approximately 23.5% in central and eastern Europe.

The following table sets forth primary energy and natural gas consumption in our principal markets for the period from 1991 to 2001 as well as the percentage of natural gas consumed as a proportion of primary energy consumption in such markets for each year:

	2001	1996	1991
	(mtoe, except for percentages)		
Western Europe[(1)]			
Energy consumption[(2)]	1624.7	1542.5	1459.3
Gas consumption	363.8	315.9	245.8
Gas consumption as a percentage of primary energy consumption[(3)]	22.4%	20.5%	16.8%
Central and Eastern Europe[(4)]			
Energy consumption	228.7	257.0	263.5
Gas consumption	53.7	59.2	53.5
Gas consumption as a percentage of energy consumption	23.5%	23.0%	20.3%
FSU			
Energy consumption	306.4	313.8	513.1
Gas consumption	158.2	156.7	211.0
Gas consumption as a percentage of energy consumption	51.6%	49.9%	41.1%
Russia			
Energy consumption	643.0	647.2	862.2
Gas consumption	335.4	341.9	388.0
Gas consumption as a percentage of energy consumption	52.2%	52.8%	45.0%

Source: BP Statistical Review of World Energy (June 2002).

Notes:

(1) Defined for the purposes of this summary as the following countries: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Luxembourg, Republic of Ireland, Italy, The Netherlands, Norway, Portugal, Spain, Switzerland, Sweden, Turkey and the United Kingdom.

(2) Energy consumption comprises commercially traded fuels only.

(3) Oil, gas, nuclear, hydroelectric and coal.

(4) Defined for the purposes of this summary as the following countries: Bulgaria, Czech Republic, Hungary, Poland, Romania and Slovakia.

According to the BP Review, natural gas consumption in western Europe represented 16.8% of worldwide natural gas consumption in 2001. In the period from 1991 through 2001, the proportion of natural gas to primary energy consumption in western Europe rose from 16.8% to 22.4%. According to the International Energy Agency, this trend is expected to continue.

Europe

In 2001, we delivered 127.0 bcm of natural gas to Europe (compared to 129.0 bcm in 2000). According to our preliminary estimates, we exported approximately 129 bcm of natural gas to Europe in 2002. In 2003 we expect to increase our exports to Europe to 134 bcm.

We export natural gas to Europe mostly pursuant to long-term contracts, which generally include the following terms:

- price-setting mechanisms that are based on prices for competing energy sources such as oil products and to some extent coal;
- price adjustment clauses pursuant to which the formulae for determining the price of natural gas under the contracts can be reviewed and adjusted once every three years if market conditions have changed;
- clauses that prevent unilateral termination except in instances of prolonged force majeure;
- extension clauses which provide for the automatic extension of the contract upon expiration unless one of the parties objects; and
- "take-or-pay" provisions that provide (i) that off-takers who have purchased less then the minimum contracted-for annual volume of natural gas at year's end are required to pay for some portion (but generally not all) of the amount of natural gas that constitutes the shortfall and (ii) that this payment is credited to the off-taker if, in a subsequent year, the off-taker purchases more than the minimum contracted for volume of natural gas.

Certain of our contracts contain "destination clauses" that prohibit the re-export of Russian natural gas by the importer. We received a request for information from the European Commission with respect to these clauses in our contracts with Italian utilities. We are currently engaged in a dialogue with the European Commission regarding these clauses. The European Commission's original position was that the inclusion of destination clauses violated EU law. During the course of discussions, the European Commission modified its position and recognized the need to find alternatives to destination clauses that are economically viable for suppliers of natural gas. We have found such a solution with ENI and are negotiating alternatives with various other off-takers.

During the next ten years, beginning mainly in 2008, export contracts accounting for over one third of the volume of natural gas we currently export to Europe will expire. Close to half of these volumes are under contracts that will expire in 2012.

We believe that our contracts which are scheduled to expire will be renewed. We are currently negotiating for the extension of long-term contracts that expire between 2008 and 2012 with Ruhrgas, Gaz de France, OMV Group ("OMV") and WIEH (a joint venture with Wintershall). These contracts relate to aggregate minimum natural gas volumes of approximately 29 bcm per year. Our new and extended contracts will not contain destination clauses. We are also currently renegotiating certain export contracts with Polish off-takers.

Western Europe

In 2001, we exported 86.6 bcm of natural gas to western Europe (compared to 90.4 bcm in 2000), which represented 18.5% of our total natural gas sales volumes in 2001. According to our preliminary estimates, we exported 87.1 bcm of natural gas to western Europe in 2002.

The following table sets out our natural gas export volumes to western European countries for the periods indicated:

Country	For the nine months ended September 30,		For the year ended December 31,			
	2002	2001	2002(1)	2001	2000	1999
	(bcm)	(bcm)	(bcm)	(bcm)	(bcm)	(bcm)
Austria	3.8	3.6	5.2	4.9	5.1	5.4
Finland	3.1	3.4	4.6	4.6	4.3	4.2
France	8.0	8.2	11.4	11.2	12.9	13.4
Germany	23.7	23.3	31.5	32.6	34.1	34.9
Greece	1.2	1.1	1.6	1.5	1.6	1.5
Italy	14.7	15.3	19.3	20.2	21.8	19.8
The Netherlands	1.0	0	1.4	0.1	0	0
Switzerland	0.2	0.2	0.3	0.3	0.4	0.4
Turkey	8.8	7.7	11.8	11.1	10.3	8.8
Total(1)	64.5	62.8	87.1	86.6	90.4	88.4

Notes:

(1) Figures presented for the year ended December 31, 2002 are preliminary estimates.

(2) Totals may not add due to rounding.

We have delivered natural gas to western Europe since the late 1960s, providing us with a significant amount of commercial experience in the region. Acting through Gazexport, we supply natural gas to our western European customers on the basis of long-term contracts, the initial terms of which are generally 20 years or longer. Outstanding long-term supply contracts with major western European customers have remaining terms of between six and 21 years.

Currently, our principal western European customers are Ruhrgas (Germany), ENI (Italy), Gaz de France Group (France), OMV (Austria) and Botas International Ltd. (Turkey) and our joint ventures in Germany: WINGAS, in which we have a 35% stake and WIEH, in which we have a 50% stake. We are paid in U.S. dollars and euro for the natural gas we sell in western Europe.

One of our most promising and fastest growing export markets is Turkey. According to statistics compiled by Botas, Turkey's state-owned gas company, natural gas consumption in Turkey amounted to approximately 16.0 bcm in 2001, of which our exports accounted for 11.1 bcm, or 69.4%, compared to consumption of approximately 14.6 bcm in 2000, of which our exports accounted for 10.3 bcm, or 69.9%. Our natural gas exports to Turkey are delivered via the Transbalkan Pipeline through Ukraine, Romania and Bulgaria, and we have recently completed and launched a pipeline under the Black Sea which will link Russia directly with the Turkish market. See "Business—Marketing—International Projects and Alliances in Marketing."

During recent years, we have negotiated a number of agreements which should result in increased exports to western Europe. In particular, between 1998 and 2000, we entered into new contracts with Gasunie (The Netherlands) for annual deliveries of up to 4 bcm (within the plateau period, or the period during which the maximum annual amount of gas is contracted for under the agreement) from 2001 through 2021; with WINGAS (Germany) for annual deliveries of up to 4 bcm (within the plateau period) from 1999 through 2023, plus an additional 1.8 bcm annually from 2000 though 2016; with Ruhrgas (Germany) for annual deliveries of up to 1.5 bcm from 2000 to 2010; and with Fragaz (France) for annual deliveries of up to 2.0 bcm from 1999 through 2004. In addition, we have extended contracts with Ruhrgas for natural gas deliveries of up to 13 bcm a year through 2020. Because these contracts were renewed, there was no ramp-up period for deliveries to be made under the contracts and gas deliveries were at the plateau period from the renewal date for such contracts. In 2002, we used our allotted Interconnector capacity to the UK to sell approximately 0.73 bcm of natural gas in the UK market. In addition, we sold over 1 bcm of natural gas on the Belgian spot market. We intend to increase our sales on the UK and Belgian markets, in part by using our Interconnector pipeline capacity. Our future sales on these markets will, however, depend on market conditions (primarily prices) as well as the availability of transportation capacity and uncommitted natural gas.

Western European gas markets are undergoing significant restructuring, particularly the Gas Directive is to deregulate and liberalize the EU gas market by introducing greater competition into the market and reducing gas prices for the end-user. The Gas Directive seeks to accomplish these objectives by opening up transmission and distribution infrastructure to third parties and establishing fair tariffs for third-party use of natural gas transportation infrastructure and greater transparency of transportation and distribution costs by an unbundling of the accounts for gas transportation, distribution and storage. The Gas Directive will increase competition in European gas markets as a greater number of suppliers gain access to the natural gas infrastructure. See "—Competition—Western Europe." In addition, the EU is currently considering initiatives (the so-called Prodi Initiatives) that seek to increase Russian natural gas imports to Europe over the next 15 years to meet the region's future gas needs.

Central and Eastern Europe

We enjoy a dominant position in supply to the central and eastern European gas markets for historical, economic, political and geographic reasons.

In 2001, we exported 40.4 bcm of natural gas to central and eastern Europe, up from 38.6 bcm in 2000, which represented 8.6% of our total 2001 natural gas sales volumes. According to our preliminary estimates, we exported 41.4 bcm of natural gas to central and eastern Europe in 2002. We are paid in U.S. dollars for the natural gas we sell in central and eastern Europe.

The following table sets out natural gas export volumes to central and eastern European countries for the periods indicated:

	For the nine months ended September 30,		For the year ended December 31,			
Country	**2002**	**2001**	**2002(1)**	**2001**	**2000**	**1999**
	(bcm)	**(bcm)**	**(bcm)**	**(bcm)**	**(bcm)**	**(bcm)**
Bosnia	0.1	0.08	0.2	0.2	0.3	0.2
Bulgaria	2.0	2.3	2.8	3.3	3.2	3.2
Croatia	0.9	0.9	1.2	1.2	1.2	1.2
Czech Republic	5.2	5.4	7.4	7.5	7.5	7.8
FYROM	0.06	0.06	0.1	0.09	0.07	0.04
Hungary	7.0	6.0	9.1	8.0	6.5	7.4
Poland	5.4	5.6	7.1	7.5	6.8	6.1
Romania	2.5	2.0	3.5	2.9	3.2	3.2
Slovakia	5.7	5.4	7.7	7.5	7.9	7.5
Slovenia	0.4	0.4	0.6	0.6	0.7	0.6
Yugoslavia	1.1	1.0	1.7	1.7	1.2	1.1
Total(2)	30.4	29.1	41.4	40.5	38.6	38.3

Notes:

(1) Figures presented for the year ended December 31, 2002 are preliminary estimates.

(2) Totals may not add due to rounding.

Prior to 1999, we had supplied a significant volume of our natural gas to central and eastern Europe under the Yamburg Inter-Governmental Agreements, which originally provided for the settlement of construction costs by the delivery of natural gas to certain countries in central and eastern Europe and the German Democratic Republic (now part of the Federal Republic of Germany). These Agreements expired in 1999. In the last four years, we have adopted a policy of negotiating medium-term and long-term contracts with our central and eastern European customers and gradually introducing western European contract terms into these contracts. Most of our central and eastern Europe export contracts now contain clauses similar to those discussed above. See "—Europe."

We supply natural gas in central and eastern Europe to state-owned natural gas distribution companies and in certain countries to joint ventures in which we participate in gas marketing and distribution.

The FSU

Historically, we have had, and continue to have, a dominant position in the supply of natural gas to the FSU. In 2001, we exported to six countries of the FSU 39.6 bcm of natural gas compared to 42.3 bcm in 2000, which represented approximately 8.5% of our total 2001 natural gas sales volumes. Of the 39.6 bcm of natural gas exported, Ukraine accounted for approximately 56%. Our sales to the FSU are made in U.S. dollars.

The following table sets out our natural gas export volumes to FSU countries for the periods indicated.

	For the nine months ended September 30,		For the year ended December 31,		
Country	**2002**	**2001**	**2001**	**2000**	**1999**
	(bcm)	(bcm)	(bcm)	(bcm)	(bcm)
Belarus	8.4	8.5	11.6	10.8	12.2
Estonia	0.4	0.4	0.7	0.6	0.5
Latvia	0.7	0.7	1.1	1.0	1.0
Lithuania	1.6	1.5	2.2	2.0	1.8
Moldova	1.5	1.4	2.2	1.8	2.1
Ukraine	19.4	16.5	22.0	26.1	29.5
Total[1]	32.0	29.0	39.6	42.3	47.2

Note:

(1) Totals may not add due to rounding.

Current annual contract prices for the natural gas we supply to FSU countries are higher than current Russian domestic prices but lower than the prices we realize on sales to Europe.

From 1999 to 2001, we limited our export supplies to certain FSU countries to avoid further exposure to non-paying customers. However, we expect these markets to recover. We plan to supply 49.5 bcm of natural gas annually to the FSU by 2005, decreasing to 45.8 bcm annually by 2010. In 2000, we signed long-term contracts with consumers in the Baltic States, which have historically maintained low levels of arrears, to supply 25.5 bcm of natural gas between 2000 and 2005.

Gas deliveries to Ukraine, Belarus and Moldova are made pursuant to contracts with the national natural gas companies Naftogaz Ukrainy, Beltransgaz and Moldovagaz, respectively. These contracts are negotiated annually pursuant to intergovernmental agreements. The contracts set out price parameters for the natural gas being sold and transit rates for natural gas through the relevant country. Sales to FSU countries are made directly by Gazprom.

Ukraine, our largest FSU customer, is traversed by major pipeline routes from the natural gas fields of western Siberia to export markets in Europe and is the source of substantial amounts of our industrial supplies, such as pipes and construction equipment. Currently, we are dependent on Ukraine for the transit of substantially all our natural gas sold in western Europe. We have entered into agreements which guarantee us access to the Ukrainian pipeline system, and in 2003, we are guaranteed access to 100 bcm of capacity in the Ukrainian pipeline system. However, the Yamal-Europe and Blue Stream pipelines, which are nearing completion, and the proposed North European pipeline under the Baltic Sea, will reduce our dependence on Ukraine for the transportation of natural gas to western Europe (including Turkey). See "Business—Transportation—International Projects and Alliances for Transportation." Moreover, Ukraine is dependent on us to meet its domestic natural gas requirements. This interdependence is taken into account in negotiations over a number of matters, including the terms of payment for natural gas supplied by us and transit fees charged by Ukraine.

On October 7, 2002, the Russian and Ukrainian governments signed an Agreement on Strategic Cooperation in the Gas Industry which envisions the creation of a consortium to manage and develop Ukraine's gas transportation system and to ensure reliable supplies to customers. Pursuant to this Agreement, we entered into an agreement in October 2002 with Naftogaz Ukrainy to create a joint venture which will upgrade and increase the capacity of the Ukrainian natural gas transportation network and ensure reliable transportation of natural gas across the Ukraine. Although the present joint venture plan envisions that we and Naftogaz Ukrainy would each have a 50% stake in the venture, we are exploring the possibility of including a western

European partner. It is expected that the constituent documents of the venture, which will be a Ukrainian company, will be registered in early 2003 and that the preliminary planning phase during which a contractor to oversee the pipeline will be chosen will be completed by August 2003.

The failure of a number of FSU customers to pay us for supplies of natural gas has resulted in substantial debts to us. As at September 30, 2002, natural gas with a sales value of more than U.S.$2.23 billion (including VAT levied in Russia but excluding charges for late payment) had been supplied to customers in the FSU for which payment had not been received. All of the amounts owed were due from customers in Ukraine (U.S.$1.458.9 million), Belarus (U.S.$195.2 million) and Moldova (U.S.$562.6 million), our largest natural gas markets in the FSU. Lithuania, Latvia and Estonia are the most reliable paying customers among the natural gas-consuming FSU countries. Since June 2000, in line with our policy to limit supplies to customers who do not pay for the gas we supply to them, deliveries of natural gas to Ukraine are in payment for our use of transit services through Ukraine only. Accordingly, no further debts for the non-payment of gas delivered to Ukraine have accrued since that time. In addition, we have recently concluded gas export agreements with Belarus which require all payments for deliveries of gas in 2003 to be made in cash.

We are also taking specific measures to reduce arrears for payments of natural gas owed by FSU customers. In 2000, Moldova restructured a portion of its debt to us by issuing U.S.$90 million worth of sovereign notes with a repayment schedule over seven years. In 2001, our contribution of U.S.$60 million into the charter capital of Moldova Gas was set off against indebtedness in relation to gas supplied in 1997. An amount of U.S.$276 million owed by Ukraine was set off against delivery of military hardware to the Ministry of Defense of the Russian Federation. In consideration of this delivery of military hardware, we received tax credits in an amount equal to the amount owed to us by Ukraine. Towards the end of 2001, the Government signed agreements with the Cabinet of Ministers of Ukraine and with the Government of Moldova which provided for the restructuring of Ukraine's and Moldova's remaining debt for previously supplied natural gas in the amounts of U.S.$1.4 billion and U.S.$0.9 billion, respectively, although the restructuring arrangements with respect to Ukraine have not been finalized.

Russia

In 2001, we sold 300.8 bcm of natural gas, down from 307.7 bcm in 2000, in Russia. This represented 64.4% of our total natural gas sales volumes in 2001 and 83.7% of the natural gas supplied in Russia.

Domestic Market Conditions. According to our calculations, the share of natural gas as a percentage of the total volume of primary energy consumption in Russia increased from 42.1% in 1990 to 49.6% in 2000, while the share of crude oil consumption decreased from 28.9% in 1990 to 20.8% in 2000 and coal consumption from 20.1% in 1990 to 16.7% in 2000. The Government regulates natural gas prices but does not regulate the prices of crude oil or coal. As a result, the price of natural gas at the end of the year 2001 was approximately 65% of the price of power-generating coal and 30% of the price of fuel oil as referenced against one toe.

The result of the regulation of natural gas at below market prices has been a shift in Russia toward increased use of natural gas compared with other sources of energy. Russia has the world's most gas-intensive economy; in contrast to many other major industrial economies where gas is primarily used for household consumption, natural gas in Russia is used principally for electricity generation and in the metallurgical and chemical industries. We believe that electricity generation accounted for 38.6% of total natural gas consumption in Russia in 2001, while industrial users accounted for 32.4%, households consumed 14.5% and federal budget and municipal organizations accounted for 14.5%.

We have undertaken various initiatives to attempt to improve pricing in the domestic gas market. In February 1997, as a result of our initiatives, the Government adopted a decision whereby Russian industrial gas prices were split into three geographical zones in an attempt to reflect the different costs of shipping gas to market. Consumers further from a production field generally pay higher prices for natural gas. For example, the highest price bands include Stavropol Territory, the Rostov area and the Kaliningrad area, which are located far from our fields. A similar geographical division of gas prices was applied to gas for household consumption in October 1997. In December 1997 and July 1998, a further differentiation of gas prices took effect along six geographical zones for both household and industrial consumers. As of November 1999, gas prices are fixed for all customers along seven geographic price bands.

Wholesale prices for natural gas supplied to industrial consumers in the Russian Federation are higher than wholesale prices for natural gas supplied to household consumers. The following table sets forth the FEC regulated nominal wholesale natural gas prices for industrial consumers in the Russian Federation for the periods indicated in nominal RR per mcm (including excise tax but excluding VAT). The excise tax is approximately 15%.

Price bands	From Nov. 1, 1999	From May 1, 2000	From Jan. 20, 2001	From Feb. 15, 2002	From July 1, 2002	From Jan. 1, 2003
0	224	224	264	317	365	438
I	258	270	319	383	440	528
II	283	315	372	446	513	616
III	305	353	417	500	575	690
IV	312	371	438	526	605	726
V	317	388	458	550	633	760
VI	323	400	472	566	651	781
Price increase	20%	20%	18%	20%	15%	20%
Weighted average	312	373	440	528	607	729

The total price paid by industrial consumers for natural gas includes the wholesale price, a transportation tariff and, since January 1, 2003, in certain cases a regional energy sales tariff. The wholesale price, which is established by the FEC, is paid to us, and covers the 15% excise tax. The transporation and energy sales tariffs, which are also established by the FEC, but which vary by region, are paid to the regional gas distribution companies that transport the gas through their medium- and low-pressure pipelines to the industrial consumers.

The following table sets forth the FEC regulated nominal wholesale gas prices for household consumers in the Russian Federation for the periods indicated in nominal RR per mcm (excluding VAT).

Price bands	From Nov. 1, 1999	From May 1, 2000	From Mar. 1, 2001	From Feb. 15, 2002	From Aug. 1, 2002	From Feb. 1, 2003
0	157	181	226	271	314	387
I	165	190	238	286	332	410
II	181	208	260	312	362	447
III	194	223	279	335	389	480
IV	198	228	285	342	397	490
V	203	233	291	349	405	500
VI	206	237	296	355	412	508
Price increase	5%	15%	25%	20%	16%	23%
Weighted average	200	231	289	347	402	495

The total price paid by household consumers for natural gas is established by the regional authorities and covers the wholesale price, a transportation tariff and, in some regions, a regional energy sales tariff. In some cases, the total price may also cover a utilities or municipal maintenance fee. The wholesale price, which is established by the FEC, is paid to us. The transportation and energy sales tariffs, which are also established by the FEC, but which vary by region, are paid to the regional gas distribution companies that transport the gas through their medium- and low-pressure pipelines to the household consumers. The utilities and municipal maintenance fees, which represent the difference between the total price set by the regional authorities and the transportation and energy sales tariffs set by the FEC, are paid to the relevant municipal entities.

The pricing structure for household consumers is complicated by a variety of factors. These include multiple price sub-categories (for example, pensioners and war veterans pay discounted prices); the fact that a large proportion of residential gas is used by district heating systems to create heat; the inability of individual household consumers to regulate the heating in their apartments; the lack of metering devices on individual apartments (gas fees are generally included as part of the monthly rent); and the fact that certain customers cannot be cut off for non-payment because of legal and technical constraints.

We submitted to the Government a proposal for a gas price increase in 2003 of 40% for industrial consumers and 20% for household consumers. The Government increased gas prices by an average of 20% for the year 2003 for both industrial consumers and household consumers by raising the price of gas for industrial

consumers by 20% from January 1, 2003 and for household consumers by 23% from February 1, 2003. Wholesale prices for household consumers remain on average 28% lower than wholesale prices for industrial consumers.

The Government is currently considering a special resolution which would enable us to sell approximately 16 bcm of natural gas, or about 5% of the total amount of natural gas sold domestically in Russia, at unregulated market rates in 2003.

In accordance with Resolution of the Government of the Russian Federation No. 1021 dated December 29, 2000, "On Government Regulation of Gas Prices and Tariffs for Gas Transportation Services in the Territory of the Russian Federation" (the "Energy Strategy"), the Government intends ultimately to abandon state regulation of prices for natural gas delivered to end-consumers in favor of continuing to regulate tariffs for the natural gas transportation services we provide. As part of the development of the Energy Strategy of the Russian Federation by the Ministry of Energy, we have submitted our proposals with respect to reforming gas tariffs for the period until 2010.

Domestic Sales. We sell our products domestically through our wholly-owned subsidiary Mezhregiongaz and its 43 majority-owned regional marketing subsidiaries to large industrial consumers, to regional gas distribution companies and to household consumers. Historically, Mezhregiongaz sold natural gas to third-party regional gas distribution companies and to large industrial consumers. Beginning in the late 1990s, we began acquiring interests through debt for equity swaps in regional gas distribution companies which had failed to pay for the gas we sold them. We currently have controlling interests in 89, and non-controlling interests in an additional 84, of the approximately 318 regional gas distribution companies in Russia. The regional gas distribution companies own and operate medium- and low-pressure pipelines that transport gas to end consumers.

When we acquire controlling interests in the regional gas distribution companies, we are able to capture the transportation and regional energy sales tariffs that are payable to them in respect of the transportation services they provide as described above.

We are beginning to implement a strategy to streamline our domestic marketing operations.

One part of our strategy is to remove Mezhregiongaz from the marketing chain, allowing us to sell gas directly through the approximately 43 majority-owned regional marketing subsidiaries. We believe that removing Mezhregiongaz from the marketing chain will result in cost and tax savings and increase the efficiency of our marketing. Accordingly, we plan to reduce Mezhregiongaz's current personnel of 320 by approximately 80%. Mezhregiongaz will be reassigned primary responsibility to focus on coordinating the collection of receivables for gas deliveries that are currently outstanding and on the development of an electronic trading market for gas. The electronic trading market, currently intended as a spot market trading platform, should facilitate free market sales of natural gas by ourselves and independent producers with access to the UGSS by monitoring and matching supply, demand and adequate transportation capacity through to the point of demand.

Another part of our strategy is to remove from the marketing chain the regional gas distribution companies that we control. Currently, some of our regional gas distribution companies still buy gas from our marketing subsidiaries and market and sell it to end users. Our strategy is to have our 43 marketing subsidiaries contract directly with the customers of all the regional gas distribution companies that we control. We have begun to implement our strategy, and in more and more regions our marketing subsidiaries increasingly are contracting directly with and collecting payments directly from end consumers. Our regional gas distribution companies will continue to transport the gas we sell from our high-pressure pipelines through their medium- and low-pressure pipelines to the end consumers.

In the past several years, we have shifted from long-term domestic gas supply contracts with terms of up to 10 years (subject to annual delivery volume adjustments) to one year gas supply contracts with our industrial customers and regional gas distribution companies. These contracts require customers to make full payment (excluding any advanced deposits) for the natural gas they received on or before the 10th day of the month immediately following the month of delivery. They may contain penalty terms for late payment and customers' supplies of natural gas may be restricted and eventually stopped if non-payment continues. In addition, surcharges may be levied for gas supplied in excess of the contracted for daily quotas (50% in winter and 10% in summer).

Delayed Payments for Gas Deliveries in Russia. During the mid and early 1990's, natural gas prices rose very rapidly for all domestic customers, partly to keep pace with high inflation and partly to reflect the much higher prices received from exports to Europe. The sharp rise in price led to an increase in non-payment by Russian customers and settlement in forms other than cash. The increase in the price of natural gas had a particularly pronounced negative impact on the power generating industry, which accounted for most of the non-payments.

In 1999 through 2002, we improved our cash collection dramatically for natural gas delivered to Russian consumers. This was due generally to the resurgence of the Russian economy and more specifically to our cooperation with consumers and administrations of the various republics, federal cities, autonomous regions and other subjects of the Russian Federation. As of September 30, 2002, gross accounts receivable for natural gas supplied to Russian customers amounted to approximately RR51.9 billion (equivalent to approximately U.S.$1.6 billion), compared to RR55.5 billion (equivalent to approximately U.S.$1.8 billion) as of December 31, 2001 (for both dates including Russian VAT but excluding late payment charges).

Pursuant to various Government regulations, we do not have the right to limit natural gas deliveries to a number of categories of consumers, including hospitals, household utilities (such as water and electricity suppliers), military and state telecommunication organizations, as well as other consumers whose operations are vital for Russia's national security and environmental safety.

International Projects and Alliances in Marketing

WIEH Marketing Arrangement

In 1990, we and BASF agreed to undertake the joint marketing of natural gas and to build and operate a network of trunk gas pipelines in Germany. See "Business—Transportation—International Projects and Alliances in Transportation."

We and Wintershall AG (a wholly-owned subsidiary of BASF) each have a 50% shareholding in the trading company Wintershall Erdgas Handelshaus ("WIEH"). WIEH purchases its natural gas supplies exclusively from Gazexport under long-term contracts. Two long-term natural gas supply contracts have been concluded with WIEH for a total annual volume of 13.9 bcm. WIEH sells gas to Wingas, Verbundnetzgas, a major natural gas distributor in eastern Germany (of which ZGG, a wholly-owned subsidiary of Gazexport, owns approximately 5%) and BASF. Wingas sells gas to municipal undertakings, gas utilities and major industrial consumers. We have concluded two long-term natural gas supply contracts with Wingas for a total annual volume of 5.8 bcm during the plateau period. In 2001, we supplied 13.5 bcm of natural gas to Wingas and WIEH for sale in Germany and some other western European countries. Overall, we supplied 111.1 bcm of natural gas to WIEH and Wingas between 1991 and 2001. During the same period, we supplied 35.0 bcm of natural gas to WIEH for resale in Bulgaria and Romania.

Beltransgaz privatization

The Belarussian parliament has approved the privatization of Beltransgaz, the Belarussian state-owned gas transportation and distribution company, on terms and conditions that are expected to be announced in July 2003. We are considering the possibility of investing in Beltransgaz when and if it is privatized. We believe that such an investment would allow us to market gas to end consumers in Belarus, where the price of natural gas is higher than in Russia.

Other Joint Ventures

In addition to our activities in Germany, we have established further joint ventures to transport and market natural gas in other European markets. In certain countries, our subsidiaries or affiliates also distribute natural gas. We have begun to implement our strategy of acquiring equity participations in gas transportation companies and gas marketing companies, which was a success in Germany, in other European markets. In Finland, we acquired a 25% interest in the national gas distribution system in 1994 through the formation of Gasum Oy, a joint venture with Neste Oy (since renamed Fortum Group S.A.). Gasum Oy is the sole distributor of natural gas in Finland, and we are its sole supplier. In Poland, EuRoPol GAZ S.A., a joint venture with PGNiG S.A., a state-owned Polish gas company, is engaged in the construction of the Polish section of the Yamal-Europe Project. We hold a 48% interest in EuRoPol Gaz. When construction is completed, EuRoPol Gaz will own the Polish section

of the transit pipeline and transport Russian natural gas to Germany. The following table summarizes the main natural gas transportation and marketing joint ventures in which we, or Gazexport, participated in other European markets as at December 31, 2002.

Country	Entity	Interest	Joint Venture Partner	Description
Austria	GWH Gas und Warenhandelsgesellschaft	50%	OMV	Gas marketing and general trading company
Bulgaria	Overgaz Inc.	50%	AO Overgaz Holding	Marketing of Russian natural gas in Balkan countries
Estonia	AO Eesti Gaas	37%	Ruhrgas AG, Fortum Oy, Itera Latvia, other shareholders	Marketing of natural gas, development of Estonia's gas transportation networks
Finland	Gasym Oy	25%	Fortum Oy, Ruhrgas, the State of Finland, Finnish companies	Gas transportation and marketing
	NordGaz Oy	50%	Fortum Oy	Transportation of natural gas and operation of gas transportation network
France	Fragaz	50%	Gaz de France Group	Gas trading and general trading activities
Greece	Prometheus Gas	50%	Copelouzos Group	Gas marketing and construction of gas transportation systems
Hungary	Panrusgaz	31%	MOL Group	Gas marketing
Italy	Promgas	50%	ENI	Gas marketing
Latvia	AO Latvias Gaze	25%	Itera-Latvia, Ruhrgas Energie Beteiligungs, E.ON Energie AG, The State of Latvia, other shareholders	Marketing of natural gas and liquefied gas, development and modernization of Latvia's natural gas and services industries
Lithuania	Stella Vitae	30%	Auri, other shareholders	Marketing of gas, crude oil and refined products
Poland	EuRoPol GAZ S.A.	48%	PGNiG S.A.	Transportation, construction, ownership and operation of the Polish section of the Yamal-Europe project
	Gas Trading	16%	PGNiG S.A., Bartimpex S.A., WIEH, Wenglokoks	Gas marketing
Slovakia	Slovrusgaz	50%	SPP	Gas transportation and marketing, general trading business
Turkey	Turusgaz	45%	Botas International Ltd., Gama Industrial Plants Manufacturing and Erection Corp.	Gas marketing

We and our subsidiaries also own stakes in companies located in Armenia, Belarus, Kazakhstan, Moldova, The Netherlands, Ukraine, the United Kingdom and Yugoslavia.

Competition

The oil and gas industry is currently subject to several important influences that impact the industry's competitive landscape. These include the following:

Consolidation. In the past few years, the strategic and competitive landscape of oil and gas markets have been transformed by mergers and acquisitions, driven mainly by aspirations for greater profits and intensified competition to capture the growing potential of new, attractive business opportunities.

Technological Advances. Technological innovations in the oil and gas industry have improved the technical-economic performance in finding and developing hydrocarbon resources. Active and effective application of advanced technology has helped to improve geologic exploration success rates, to increase field

life and recovery rates from existing fields and to reduce full project cycle costs. In general, there is comparable access to technology across the industry, and to achieve our strategic and financial goals, we will seek to compete by applying available technology to complex projects.

Environmental and Social Concerns. Oil and gas companies are also facing increasing demands to conduct their operations consistent with environmental protection and social goals. Investors, customers and governments are more actively following companies' performance with respect to environmental responsibility, human rights and development of alternative and renewable fuel resources.

As a result of these influences and the factors described above we expect competition to intensify in each of the markets we serve.

Western Europe

The table below shows the proportion of western European natural gas supply attributable to each supplier of natural gas to the European market in 2001.

Country	% of European Natural Gas Supply
Russia (Gazprom)	25.5
United Kingdom	21.3
The Netherlands	14.5
Algeria	11.0
Norway	11.0
Germany	4.3
Italy	2.9
Denmark	1.7
Nigeria	1.4
Other	6.4

Source: CEDIGAZ—"Natural Gas in the World—2001," Survey August 2002.

Natural gas supplies to western Europe have outpaced demand in the past seven years and, according to specialists from the International Energy Agency, this trend will continue until 2007-2008. As a result, we anticipate exporting natural gas to Europe at close to the minimum amounts defined in our export contracts over this period. Over the long-term, however, production in the countries of western Europe will continue to decline due to the depletion of natural gas reserves in the region and exports from Russia, Algeria and Norway are likely to increase further.

Western European gas markets are undergoing significant restructuring as a result, in particular, of the Gas Directive which came into force on August 10, 1998. As noted above, the purpose of the Gas Directive is to deregulate and liberalize the EU gas market by stimulating competition in the gas market and reducing gas prices for the end-user. The Gas Directive seeks to accomplish these objectives by opening up gas transmission and distribution infrastructure to third parties and establishing fair tariffs on third-party use of natural gas transportation infrastructure and greater transparency of transportation and distribution costs by an unbundling of the accounts for gas transportation, distribution and storage. It may also promote the emergence of a short-term price and "spot" markets for natural gas. Because of the distance of our western Siberian natural gas fields from consumers in Europe, it would be difficult for us to engage in spot transactions involving physical settlement. We believe, however, that natural gas is likely to continue to be supplied under long-term export contracts, both because long-term contracts provide a stable supply of natural gas and because long-term supply contracts are essential in enabling us to finance investment in our natural gas exploration and development. The Gas Directive may also increase demand for natural gas in Europe if it succeeds in reducing prices and could lead to greater export volumes to Europe. Moreover, the EU is currently considering initiatives (the so-called Prodi Initiatives) that seek to increase Russian natural gas exports to Europe over the next 15 years to meet Europe's future gas needs. We expect that the substantial gas reserves owned by Gazprom will support our competitive position as a major supplier of natural gas to the western European market.

We recently received a request for information from the European Commission with respect to destination clauses in our contracts with various Italian utilities, under which the Italian utilities are prevented from re-exporting Russian gas. We are currently engaged in a dialogue with the European Commission regarding these clauses. The European Commission's original position was that the inclusion of destination clauses violated EU law. During the course of discussions, the European Commission modified its position and recognized the need to find alternatives to destination clauses that are economically viable for suppliers of natural gas. We have found such a solution with ENI and are negotiating alternatives with various other off-takers.

In response to the changes in the European market brought about by the Gas Directive, we have entered into a number of marketing joint ventures and we now have joint ventures in, among other countries, Finland, Austria, France, Italy, Hungary and Germany. See "Business—Marketing—International Projects and Alliances in Marketing."

Developed reserves and production of natural gas and crude oil in Europe are expected to decline in the next several years. For example, production of natural gas in the United Kingdom is expected to decrease by 2004 and, accordingly, its imports will increase to keep pace with the growth of demand. According to estimates by EC experts, the dependence of EU member states on imports of gas from third-party countries will grow from 40% in 2000 to 70% in 2020, which may lead to increased in Russian gas exports.

Central and Eastern Europe

The competitive pressures we face in central and eastern Europe are similar to those we face in western Europe, namely a liberalization of the natural gas market and competition from other suppliers. As a result of existing historical and economic factors, as well as the geographical proximity of central and eastern European markets to Russia, we still consider ourselves to be the main supplier of gas to countries in this region. Despite the steps taken by central and eastern European countries to diversify their sources of gas supplies, we believe we will retain our role as the leading supplier of gas to central and eastern Europe.

Russia and the FSU

In Russia, we face competition from other crude oil and natural gas suppliers, in particular from independent suppliers in Russia. In the FSU, we face competition from independent suppliers in Russia and natural gas producing companies in Turkmenistan, Kazakhstan and Uzbekistan. Since April 1998, independent Russian suppliers have been granted non-discriminatory access to existing UGSS capacity in Russia. The independent suppliers (24 in total in 2001, the largest of which include Itera, Surgutneftegas, Transneftegaz, Trading House "Soyuz," TransNafta and Orensal) have historically been, and continue to be, our competitors. In our view, this position is mainly a result of the Government's policy of offering preferential terms for gas sales by such independent suppliers (for example, an exemption from excise tax on the sale of gas in Russia, which was in force until July 1, 2000, and a low transportation tariff set by the Federal Energy Commission for transportation of natural gas through the UGSS). Additionally, such independent suppliers can generally be more flexible than we can be with respect to the contractual terms and conditions that they can offer to customers in Russia and the FSU, as they are not bound by the same strict regulatory requirements that apply to us. See "Overview of the Russian Gas Industry and its Regulation—Russian Regulation."

In 2001, the independent suppliers accounted for 12.9% of natural gas transported through the UGSS. However, the competitive position of alternative suppliers is limited by the relatively small size of their reserves base, relatively high costs of production and their dependence on access to our transportation network.

Research and Development

We have pursued a policy of investing in research and development in a number of scientific and technical areas. In general, our research and development focuses on:

- economically efficient ways to develop newly discovered fields in regions such as the Obsk-Tazobskaya Bay, the Yamal Peninsula, the Barents Shelf and the Karsk Sea, eastern Siberia and the Russian Far East that are characterized by difficult climatic and geological conditions;
- maintaining production from existing fields with declining reserves;
- creating technology for the effective development of small natural gas fields and non-traditional resources, for example methane from coal fields;

- developing a diagnostic system, technical funds and a new generation of technology and equipment for maintaining the dependability and effectiveness of the UGSS; and
- creating energy-saving technology and equipment, and developing a comprehensive energy-saving scientific-technical program.

Support Activities

We engage in various activities that support our main business, including insurance, banking and the largest pension fund in Russia, Gazfund, which we use to provide pension services for our employees.

Because of the broad geographic range of our core business, the remoteness of our fields and the relatively undeveloped infrastructure in the regions in which we produce natural gas, we operate our own electricity generation and communications operations as well as various other activities, such as food processing and procurement and transportation (including auto transport and aviation), to support the activities of the employees who work in the exploration, production, and transport of gas, much of which is in remote locations.

We currently operate 73,500 km of electricity transmission lines and 9,400 electric power stations with a total capacity of 8.6 million kW. Production of electricity in 2001 reached 1,168.5 million kWh, compared to 1,117.1 million kWh and 939.4 million kWh in 2000 and 1999, respectively.

We operate an extensive internal communications network, which we maintain and operate in conjunction with the UGSS to help ensure the technical reliability and safety of the UGSS. The network consists of a ground-based network and a satellite system. The ground based network includes 72,000 km of cable communication lines, 17,100 km of multi-channel radio lines and 628 automated telephone stations with total capacity of 245,000 numbers. The satellite system consists of the satellite "Yamal-100" and 105 land-earth stations that transmit to and receive signals from the satellite.

Insurance

Exploration for and production, refining and transportation of natural gas, gas condensate and crude oil is hazardous. Natural disasters, operator error or other occurrences can result in oil spills, blowouts, cratering, fires, equipment failure and loss of well control, which can injure or kill people, damage or destroy wells and production facilities, and damage property and the environment.

We are insured through our wholly-owned insurance subsidiary Sogaz, which in turn reinsures 95% of the coverage it provides to us through the international reinsurance market, mainly with western insurance companies. Our insurance coverage falls into three categories: (i) insurance of the fixed assets owned or leased by the our head company, including pipelines, compressor and gas distribution stations, gas processing plants, wells and production equipment and production and non-production buildings; (ii) insurance of the natural gas we transport through the UGSS in Russia; and (iii) insurance of liabilities arising out of our legislatively mandated obligation to refund damages caused to third parties and environmental damages resulting from malfunctions in the production facilities. We do not carry insurance for environmental damage arising from accidents on our property, business interruption insurance or insurance against terrorist attacks. We do not have full insurance for all of our plant facilities and are currently discussing with Sogaz the possibility of increasing the insurance coverage of our refineries and of fixed assets owned by our subsidiaries. See "Risk Factors—Risks Relating to our Business—We face certain operational risks which may result in losses and additional expenditures."

Gazprombank

Gazprombank, Russia's fifth largest bank as measured by total assets, services a majority of our banking needs. Gazprombank was founded in 1990 with the primary goal of improving the quality and effectiveness of financial services to our Group and the Russian gas industry as a whole. Gazprombank's principal services comprise lending, deposit taking, securities and foreign exchange trading and trade finance. Gazprombank also generates income from providing settlement services for interregional payments for gas supplies, plastic card operations, depositary and custodial services and servicing financings for our Group. Since its founding, Gazprombank has developed a network of 31 branch offices and 44 regional representative offices located throughout the Russian Federation. The bank also has shareholdings in ten other banks, which extends its network to approximately 200 banking offices in 55 regions of Russia and Belarus. Its network extends to the principal regions where gas is extracted, produced and transported and to many of the largest financial and industrial centers in the Russian Federation.

As of September 30, 2002, we owned directly or through our subsidiaries 98.02% of Gazprombank's charter capital. Our liability in Gazprombank is limited to the extent of our equity participation. Most of Gazprombank's funding is from, and most of its credit exposures are to, our Group. Gazprombank's activities are closely linked to the requirements of our Group and pricing is determined accordingly.

Gazprombank had total assets under IAS as recorded in its unaudited IAS consolidated financial statements as of September 30, 2002 of U.S.$4,129 million, of which transactions with our group accounted for U.S.$1,674 million, and total liabilities of U.S.$3,280 million, of which transactions with our Group accounted for U.S.$1,059 million. As of that dates, transactions of Gazprombank with members of our Group accounted for U.S.$2,026 million (41%) of Gazprombank's total gross exposures (including assets and off-balance sheet commitments).

As of September 30, 2002, approximately 57% of Gazprombank's total loans outstanding were either directly to or were guaranteed by members of our Group, 48% of its current accounts and deposits were due to our Group (as well as a significant additional portion due to one of our associated companies), a majority of its trade finance activity related to our Group and most of its securities trading activities were in respect of our shares. Gazprombank's principal customers that were not in our Group included enterprises in engineering, petrochemical and transport sectors, food industry and high tech machinery, pension funds and insurance companies. In addition, Gazprombank has recently expanded its operations into the precious metals and precious stones sector.

Non-Core Businesses

In addition to the support activities described above, we have investments in various other businesses that are not related to our core operations. Such investments mainly represent equity holdings which have been received in the course of privatization (e.g. interests in agricultural, civil, construction and medical care enterprises), acquired either through debt for equity swaps (e.g. stakes in regional utility companies) or directly for strategic and other considerations. Among our largest investments is that in Gazprom-Media, our subsidiary that manages our investments in a number of media holding companies, including NTV, Russia's largest independent TV channel. Following recent successful litigation to enforce a share pledge that was given as collateral for the guarantee by us of loans to Media-MOST, NTV's parent company, as of September 30, 2002 we had a controlling interest of 95.65% in NTV and controlling interests in a number of other media companies.

Health, Safety and Environment

Our operations in Russia are subject to a number of environmental laws and regulations. These laws govern, among other things, regulations on the composition of emissions into the atmosphere, wastewater discharges and discharges to the sea, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety. As we are a production company, environmental liability risks are inherent in our operations. See "Risk Factors—Risks Relating to our Business—As an energy company we face significant environmental risks" and "Overview of the Russian Gas Industry and its Regulation—Russian Regulation—Environmental Requirements."

Our current environmental standards and policy follow existing Russian environmental regulations and laws, international conventions, treaties and environmental agreements. We have developed and continue to improve a system for monitoring harmful leaks, water contamination, and the quality of air, water and soil in the Russian regions in which the UGSS infrastructure is located. In a number of regions this system has become an integral part of the Russian Federation's unified State Ecological Monitoring System. We have completed certifications of seven of our facilities according to International Standard ISO 14000, a widely recognized set of environmental standards developed by the International Organization for Standardization (the "ISO"), a non-governmental body composed of national standard making bodies from over 140 countries. We intend to conduct such certifications at our other facilities and intend to confirm that our environmental protection management system as a whole is ISO 14000 compliant.

In August 2002, we presented a report derived from these certifications to the General Prosecutor's Office, which identified several instances in which we were not in compliance with Russian environmental regulations. We have now brought our practices in line with the regulations in all but one of the areas identified by the General Prosecutor's Office and will be fully compliant in 2003.

To date, we have not had any serious accidents that have had a significant environmental impact.

The Russian Federal Law on Environmental Protection, dated December 19, 1991, establishes a "pay-to-pollute" regime administered by the Ministry of Natural Resources and regional authorities. In accordance with this regime, we make statutory payments to ecological funds and state authorities for environmental pollution. We paid (in nominal RR amounts) RR74.1 million in 1999; RR75.8 million in 2000; and RR119.0 million in 2001. The increase in the amount of statutory payments is the result of the annual introduction of increasing correction coefficients. We have also paid (in nominal RR amounts) the following environmental penalties: RR0.85 million in 1999; RR0.8 million in 2000; and RR0.5 million in 2001 relating to environmental protection. Forthcoming changes in environmental legislation are expected to eliminate the "pay-to-pollute" regime in favor of increasing punitive payments for environmental violations. Since we paid only a small amount in environmental penalties, we anticipate that the environmental protection payments we make will decrease overall with the enactment of this new legislation.

Our balance sheet, prepared in accordance with IAS, contains provisions for environmental payments (which take into account probable liabilities that can be reasonably estimated). Such provisions have been made in accordance with what we believe is a reasonable and prudent policy that takes into account payments made in prior years, among other factors. However, in Russia in particular, federal, regional and local authorities may enforce existing laws and regulations more strictly than they have done in the past and may impose stricter environmental standards or higher levels of fines and penalties for violations than those now in effect. Accordingly, we are unable to estimate the future financial impact of our environmental obligations with a high degree of certainty. However, we do not expect environmental obligations to have a material adverse effect on our future financial condition.

We have one trade union, the Gazprom Inter-Regional Trade Union Organization of the Oil, Gas and Construction Employees of the Russian Federation, to which 88.1% of our employees belonged as of December 31, 2002. We have entered into a tariff agreement with the union which, among other things, sets forth our health and safety procedures. Compliance with these obligations is monitored by the trade union. On the basis of a package of social and labor-related, organizational and technical, health-care and preventive, and sanitary and hygienic measures, we have developed and operate a unified labor protection and industrial safety management system and our subsidiary companies and organizations are developing labor protection agreements and financing their activities. Our tariff agreement with the trade union is scheduled to be renegotiated at the end of 2003. We anticipate that our obligations with respect to employee health and safety procedures will not change materially under a new agreement with the union.

Litigation and Investigations

We are from time to time, the subject of legal proceedings and other investigations in the ordinary course of our business.

In January 2001, the Accounting Chamber of the Russian Federation completed a five month audit of the Company. The audit report stated that in 2000 there was a decline in our gas production compared to 1999; that there was a decline in capital expenditure; that we transferred natural gas to the Yamal-Nenets autonomous region as payment for the mineral resource base restoration tax; that there was an increased growth in accounts receivable and payable; that we had granted low or interest-free loans to third parties; that we had made long-term investments in non-core activities; and that in 1998 and 1999 we were granted a special tax regime. We do not anticipate that we will be required to make any payments pursuant to this audit.

We recently received a request for information from the European Commission with respect to destination clauses in our contracts with various Italian utilities, under which the Italian utilities are prevented from re-exporting Russian gas. We are currently engaged in a dialogue with the European Commission regarding these clauses. The European Commission's original position was that the inclusion of destination clauses violated EU law. During the course of discussions, the European Commission modified its position and recognized the need to find alternatives to destination clauses that are economically viable for suppliers of natural gas.

Rosgazifikatsiya has filed a claim against SR-DRAGA (our share registrar) to recover damages in the amount of RR717.2 million as a result of the alleged negligent performance of its obligations as a registrar in relation to one specific share transfer of 50 million of our shares that were owned by Rosgazifikatsiya. Under Russian law, we are liable for the actions of our registrar and accordingly were joined as a codefendant to the claim. The court of first instance ordered SR-DRAGA to pay RR539 million in settlement of the claim. After

appeals by SR-DRAGA the Federal Arbitration Court of the Moscow Region overturned the decision of the court of first instance. Rosgazifizikatsiya appealed the decision to the Supreme Arbitration Court, which remanded it for a new review in the court of first instance. We believe the claims to be without merit and are vigorously defending against them.

Inkombank filed a claim against us to recover debt in the amount of U.S.$72.4 million under a credit facility agreement. The dispute stemmed from our attempt to set off our obligations to Inkombank under the facility against amounts owed to us by Inkombank after Inkombank had gone into receivership. The court of first instance considered the claim and ordered us to pay Inkombank U.S.$71.6 million; we filed an appeal against the decision. In the course of proceedings in the court of appeal, we entered into an amicable settlement agreement under which we agreed to pay U.S.$44.7 million to Inkombank and Inkombank waived its claim to the remaining part of the debt.

Neftegaspostavka has filed two claims against us for damages resulting from our refusal to grant Neftegaspostavka access to our pipelines, allegedly in breach of anti-monopoly regulation. The first claim, which relates to damages incurred in 1999, was satisfied in a court which imposed a fine on us of RR177 million. The second claim, which relates to damages incurred in 2000, was heard by the Moscow City Arbitration Court, which granted an award of RR726 million to Neftegaspostavka. We appealed the latter judgment, and in December 2002 the appeals court set damages at RR480 million. We appealed the judgment of the Moscow City Arbitration Court to the court of cassation. On January 24, 2003, the Federal Arbitration Court of the Moscow Circuit overturned prior judicial acts with respect to Neftegaspostavka's claims and referred the case to the court of first instance for a new trial.

There has been recent press commentary and speculation over potential proceedings following allegations by a Russian Federal Tax Police official that we had evaded taxes. However, as at the date of this offering circular no official statement had been issued by the Tax Police and no proceedings in this regard had been commenced. We believe that if any such proceedings are instigated, they will be without merit.

Local tax authorities in Moscow have recently demanded that we pay RR29 billion to the budget on account of unpaid excise duties. The dispute arose out of differences between us and the local tax authorities in the interpretation of excise duty regulations. We appealed the tax authorities' order in court and on October 28, 2002, the court ruled that we should pay the tax authorities approximately RR3 million. No appeal of the decision has been filed by the tax authorities and it has come into force.

These proceedings and investigations have not had, and are not expected to have, individually or in the aggregate, a material adverse effect on our business, operations and financial condition or on our ability to service our payment obligations under the Notes.

Employees

As of December 31, 2001, OAO Gazprom and its principal subsidiaries had 310,711 employees. The table below sets forth the number of our employees by type of activity as of December 31, 2001, 2000 and 1999:[1]

Type of Activities	2001	2000	1999
Construction	29,943	33,158	30,521
Exploration and drilling	15,224	14,546	14,064
Gas transportation	107,363	105,195	101,156
Production and processing	46,026	37,720	35,653
Other	118,713	121,219	116,205
Total	317,269	311,838	297,599

Note:
(1) These figures represent average employee count for each year.

We have one trade union to which 88.1% of our employees belonged as of December 31, 2002. We have never experienced any strikes, work stoppages, labor disputes or actions that have affected the operation of our business and we consider our relationship with our employees to be good.

MANAGEMENT

The current members of our Board of Directors are as follows:

Name	Position	Age	Term expires
D. Medvedev	Chairman of the Board of Directors; First Deputy Head of the Presidential Administration of the Russian Federation	37	August 28, 2003
A. Miller	Deputy Chairman of the Board of Directors; Chairman of the Management Committee	40	August 28, 2003
A. Ananenkov	Deputy Chairman of the Management Committee	45	August 28, 2003
B. Bergmann	Chairman of the Management Committee of Ruhrgas	59	August 28, 2003
B. Fedorov	Leader of the political movement "Russia, Ahead!"	44	August 28, 2003
F. Gazizullin	Minister of Property Relations of the Russian Federation	56	August 28, 2003
G. Gref	Minister for Economic Development and Trade of the Russian Federation	38	August 28, 2003
V. Hristenko	Deputy Prime Minister of the Russian Federation	45	August 28, 2003
A. Levistskaya	First Deputy of the Russian Government Administration	48	August 28, 2003
M. Sereda	Head of Gazprom's Management Committee Office	32	August 28, 2003
I. Yuzhanov	Minister of Antimonopoly Policy and Entrepreneurial Support of the Russian Federation	42	August 28, 2003

The current members of our Management Committee are as follows:

Name	Position	Age	Term expires
A. Miller	Chairman of the Management Committee; Deputy Chairman of the Board of Directors	40	May 29, 2006
A. Ananenkov	Deputy Chairman of the Management Committee	45	December 16, 2006
E. Vasilieva	Deputy Chairman of the Management Committee; Chief Accountant	43	November 26, 2006
Y. Komarov	Deputy Chairman of the Management Committee	57	August 20, 2003
S. Lukash	Deputy Chairman of the Management Committee	45	November 26, 2006
A. Ryazanov	Deputy Chairman of the Management Committee	49	November 26, 2006
B. Yurlov	Deputy Chairman of the Management Committee	54	June 19, 2007
M. Akselrod	Management Committee Member (Capital Construction and Transport)	56	November 26, 2006
B. Budzulyak	Management Committee Member (Gas Transportation System)	56	June 18, 2006
A. Krasnenkov	Management Committee Member (Property Management)	41	November 26, 2006
A. Kruglov	Management Committee Member (Head of Corporate Finance)	33	June 19, 2007
N. Gornovsky	Management Committee Member; General Director of Mezhregiongaz	44	March 20, 2007
V. Rezunenko	Management Committee Member (Long-Term Development Planning)	67	June 18, 2006
N. Guslisty	Deputy Chairman of the Management Committee	69	September 26, 2007
V. Ilyushin	Management Committee Member (Relationships with Regional Authorities)	55	September 26, 2007
V. Leviev	Management Committee Member; General Director of Gazkomplektimpex	46	September 26, 2007
A. Medvedev	Management Committee Member; General Director of Gazexport	47	September 26, 2007
V. Podyuk	Management Committee Member (Gas, Gas Condensate and Oil Production)	56	September 26, 2007
K. Seleznev	Management Committee Member (Marketing, Gas and Liquid Hydrocarbon Processing)	28	September 26, 2007
K. Chuichenko	Management Committee Member (Legal)	37	September 26, 2007

Director Biographies

D. Medvedev. Dmitri Anatolievich Medvedev has been the Chairman of our Board of Directors since June 2002. Previously, Mr. Medvedev was the Chairman of the Board of Directors from June 2000 through June 2001

and our Deputy Chairman of the Board of Directors of the Company from June 2001 through June 2002. Mr. Medvedev is First Deputy Head of the Presidential Administration of the Russian Federation (since 2000). He was Deputy Head of the Presidential Administration of the Russian Federation (1999-2000), Deputy Head of the Administration of the Government of the Russian Federation (1999) and an assistant at Leningrad State University (1990-1997).

A. Ananenkov. Alexander Georgievich Ananenkov has been a member of our Board of Directors since June 2002 and the Deputy Chairman of our Management Committee since December 2001. Mr. Ananenkov is also Chairman of the Board of Directors of Open Joint Stock Company Vostokgazprom (since May 2002); a member of the Board of Directors of Joint Stock Bank Gazprombank (since April 2000); and a member of the Board of Directors of Open Joint Stock Company Zapsibcombank (since April 1997). Mr. Ananenkov was General Director of Yamburggazdobycha from 1997 through 2001.

B. Bergmann. Burckhard Bergmann is a member of our Board of Directors. He is elected to the Board by Ruhrgas AG, one of our major shareholders. Mr. Bergmann has been the Chairman of the Executive Board of Ruhrgas AG since June 2001. He is also currently serving as a member of numerous supervisory boards, including the Supervisory Board of Allianz Lebensversicherungs-AG and as the Chairman of the Supervisory Board of VNG-Verbundnetz Gas AG and Mittel-Europaische Gasleitungsgesellschaft mbH.

B. Fedorov. Boris Grigorievich Fedorov has been a member of our Board of Directors since July 2000. He is also a member of the supervisory board of the Savings Bank of Russia (since July 1999). Mr. Fedorov was a member of the Board of Directors of Russian Joint Stock Company UES (1999-2001); Chairman of the Board of Directors of Unified Financial Group (through 1998); and Chairman of the Board of Directors of Vostok-Zapad Bank from (1997-1998).

F. Gazizullin. Farit Rafikovich Gazizullin has been a member of our Board of Directors since June 1999. He was the Chairman of our Board of Directors from June 1998 through June 1999. Mr. Gazizullin is also a member of the Board of Directors of Open Joint Stock Company FSK UES (since January 2002) and a member of the Board of Directors of Open Joint Stock Company SO-TsDU UES (since June 2002). Mr. Gazizullin is the Minister for Property Relations of the Russian Federation (since 2000). He was the Minister for State Property of the Russian Federation (1998-2000); Deputy Chairman of the Government of the Russian Federation—Minister for the State Property of the Russian Federation (1997-1998); and First Deputy Chairman of the State Committee for Property of the Russian Federation and the First Deputy Minister for the State Property of the Russian Federation (1996-1997).

G. Gref. German Oskarovich Gref has served as a member of our Board of Directors since June 1999. From 1998-2000 he was First Deputy Minister for State Property of the Russian Federation. From 2000 to the present he has served as Minister for Economic Development and Trade of the Russian Federation.

V. Hristenko. Victor Borisovich Hristenko has been a member of our Board of Directors since 2000. In 1998 he served as Deputy Prime Minister of the Russian Federation. From 1998 to 1999 he served as First Deputy Minister of Finance of the Russian Federation. In 1999 he was acting state-secretary of the First Deputy Minister of Finance of the Russian Federation. From 1999 to 2000 he served as First Deputy Prime Minister of the Russian Federation. From 2000 to the present he has served as Deputy Prime Minister of the Russian Federation.

A. Levistskaya. Alexandra Yurievna Levistskaya is a member of our Board of Directors. She is the First Deputy Head of the Presidential Administration of the Russian Federation (since June 2002). She was the assistant Head of the Administration of the President of the Russian Federation (1999-2000); President of the Federal Stock Corporation (1998-1999); and Director of the Department for Administrative Questions and the Executive Director of Open Joint Stock Company Federalnaya Fondovaya Corporatsiya (Federal Stock Corporation) (1995-1998).

A. Miller. Alexei Borisovich Miller has been the Deputy Chairman of our Board of Directors since June 2002 and the Chairman of our Management Committee since May 2001. He was selected to his position as Chairman of the Management Committee by the Government of the Russian Federation, our major shareholder. Mr. Miller is also Chairman of the Board of Directors of Joint Stock Bank Gazprombank (since June 2002) and a member of the Board of Directors of Closed Joint Stock Company Russian Company for the Reclamation of the Shelf (since May 2002). Mr. Miller was deputy Minister of Energy of the Russian Federation (2000-2001); Chairman of the Supervisory Council of Joint Stock Company EuRoPol GAZ (March-June 2002); Chairman of the Management

Committee of Joint Stock Company Nord Transgaz (2001-2002); Chairman of the Board of Directors of Open Joint Stock Company Vostokgazprom (2001-2002); General Director of the Open Joint Stock Company Baltiiskaya Truboprovodnaya Sistema (Baltic Pipeline System) (1999-2000); and Director for Development and Investments in Open Joint Stock Company Morskoy Port St. Petersburg (1998-1999).

M. Sereda. Mikhail Leonidovich Sereda has been a member of our Board of Directors since June 2002 and Head of our Administration of our Management Committee since July 2001. Mr. Sereda is also a member of the Board of Directors of Joint Stock Company Global Bank for Values Circulation (since August 2001); a member of the Supervisory Board of Wintershal Erdgaz Handelshaus GmbH (since March 2002); a member of the Supervisory Board of WINGAS GmbH (since March 2002); a member of the Board of Directors of Gazprom UK Ltd. (since April 2002); a member of the Board of Directors of Joint Stock Bank Gazprombank (since June 2002); a member of the Board of Directors of Open Joint Stock Company Vostokgazprom (since June 2002); and the Managing Director of Limited Liability Company Gazprom Finance B.V. (since July 2002). Mr. Sereda was the Deputy Head for Economy of Branch BTS of Open Joint Stock Company Verhnevolzhskie Magistralyne Nefteprovody (Verhnevolzhskie Trunk Pipelines). (May-July 2001); Deputy General Director for Finance of Open Joint Stock Company Baltic Pipeline System (now Branch BTS of Open Joint Stock Company Verhnevolzhskie Magistralnye Nefteprovody (Verhnevolzhskie Trunk Pipelines) (1999-2001); a Leading Economist of the Credit Department of the St. Petersburg Branch of the Savings Bank of Russia (1998-1999); and the Senior Economist of the Credit Department of the St. Petersburg Branch of the Savings Bank of Russia (1997-1998).

I. Yuzhanov. Ilya Arturovich Yuzhanov is a member of our Board of Directors. He is also a member of the Boards of Directors of Open Joint Stock Company FSK UES and Open Joint Stock Company SO-TsDU UES (since July 2002) and was a member of the Board of Directors of Russian Joint Stock Company UES (2000-2001). Mr. Yuzhanov has been the Minister of the Russian Federation for the Antimonopoly Policy and Support of Entrepreneurship (MAP of Russia) since May 1999. Previously, he was the Deputy General Director of the Open Joint Stock Company Mezhregionalnoe Nauchno-Proizvodstvennoe Obiedinenie Polimetal (Interregional Scientific-and-Manufacturing Union Polimetal) (April-May 1999); Minister of the Russian Federation for Land Politics, Constructions and Accommodation and Public Economy (May-October 1998); Chairman of the State Committee of the Russian Federation for Land Recourses and Land Utilization (1997-1998); and Chairman of St. Petersburg Committee for Land Recourses and Land Utilization (1994-1997).

Management Committee Biographies

A. Miller. See "—Director Biographies."

A. Ananenkov. See "—Director Biographies."

E. Vasilieva. Elena Alexandrovna Vasilieva has been the Deputy Chairman of our Management Committee, and our Chief Accountant since September 2001. Ms. Vasilieva is also a member of the Board of Directors of Open Joint Stock Company Lazurnaya (since June 2002); a member of the Board of Directors of Closed Joint Stock Company Yamalgazinvest (since June 2002); a member of the Board of Directors of Joint Stock Bank Gazprombank (since June 2002); a member of the Board of Directors of Gazprom UK Ltd. (since April 2002); and a member of the Supervisory Board of Slavrusgaz (since November 2002). Ms. Vasilieva was the Chief Accountant of Open Joint Stock Company Baltic Pipeline System and the Chief Accountant of branch BTS of Open Joint Stock Company Verhnevolzhskie Trunk Pipelines (1999-2001) and was Deputy Chief Accountant of Open Joint Stock Company St. Petersburg Seaport.

Y. Komarov. Yuri Alexandrovich Komarov has been the Deputy Chairman of the Management Committee since 2002 and a member of the Management Committee since 1998. Mr. Komarov is the Chairman of the Board of Directors at Closed Joint Stock Company Gaztransit; Chairman of the Board of Directors of Joint Stock Company Yugrosgaz; Chairman of the Board of Directors of Closed Joint Stock Company Zarubezhneflegaz; and a member of the Management Committee of BSPC.

S. Lukash. Sergey Alexeevich Lukash has been the Deputy Chairman of our Management Committee since September 2001. He is also Chairman of the Supervisory Committee of Open Joint Stock Company Moldovagaz (since May 2002); Chairman of the Supervisory Committee of Open Joint Stock Company EuRoPol GAZ (since April 2002); Chairman of the Board of Directors of Open Joint Stock Company Sogaz (since April 2002); Chairman of the Board of Directors of NPF Gazfond (since December 2001); a member of the Board of Directors

of Open Joint Stock Company Gazprom-Media (since June 2002); a member of the Board of Directors of Open Joint Stock Company Belgazprombank (since March 2002); and a member of the Board of Directors of Gazprom UK Ltd. (since April 2002). Mr. Lukash served in the Russian Armed Forces until the end of 2001.

A. Ryazanov. Alexander Nikolaevich Ryazanov has been the Deputy Chairman of our Management Committee since November 2001. He also serves as Chairman of the Board of Directors of Joint Stock Company Sibur; as Chairman of the Board of Directors of Joint Stock Company Volgogradneftemash; as Chairman of the Board of Directors of Joint Stock Company Salavatnefteorgsyntez; as a member of the Supervisory Committee of Joint Stock Company Gazum; and as a member of the Board of Directors of Joint Stock Company Zapsibgazprom. Mr. Ryazanov served as a delegate of the State Duma of the Federal Assembly of the Russian Federation from December 1999 through November 2001. He was a delegate to the legislative body of Tyumen region and a deputy of the legislative body of Khanty-Mansiisk autonomous region (1999); and General Director of Open Joint Stock Company Surgutskii Gazopererabatyvayushii Zavod (Surgut Gas-Processing Plant) (1996-1999).

B. Yurlov. Boris Dmitrievich Yurlov has been the Deputy Chairman of our Management Committee since June 2002. Mr. Yurlov was Deputy Manager of Affairs of the President of the Russian Federation (2000-2002) and Director of the Department of Credit Financing of the Savings Bank of Russia (1998-2000).

M. Akselrod. Mikhail Arkadievich Akselrod has been a member of our Management Committee and Head of our Department of Capital Construction and Transportation since September 2001. Mr. Akselrod also serves as Chairman of the Board of Directors of Closed Joint Stock Company Informgazinvest (since August 2002); Chairman of the Board of Directors of Closed Joint Stock Company Yamalgazinvest (since July 2002); a member of the Board of Directors of Limited Liability Company Gazpromrazvitie (since October 2002); a member of the Board of Directors of Closed Joint Stock Company Gazpromstroiengeneering (since October 2002); Chairman of the Board of Directors of the Closed Joint Stock Company Kostromatrubinvest (since April 2002); Chairman of the Board of Directors of Open Joint Stock Company Spetsavtotrans (since June 2002); Chairman of the Board of Directors of Open Joint Stock Company Tsentrgaz (since April 2002); a member of the Board of Directors of Open Joint Stock Company Druzhba (since June 2002); a member of the Board of Directors of Open Joint Stock Company Zapsibgazprom (since May 2002); a member of the Board of Directors of Open Joint Stock Company Zavod po Proizvodstvu Trub Bolshogo Diametra (since May 2002); Chairman of the Board of Directors of Open Joint Stock Company Krasnodargazstroi (since May 2002); a member of the Management of Joint Stock Company Turusgaz (since February 2002); and General Director of Closed Joint Stock Company Gazpromstroiengeneering (since June 2002). He was the Deputy Director (1999-2000), Director for Investments and Constructions of Lenenergo (2000-2001) and Director for Use of Stations (2001) of Open Joint Stock Company Lenenergo; and President of Company Trade House Yappilya (from 1995-1999).

B. Budzulyak. Bogdan Vladimirovich Budzulyak has been a member of our Management Committee since 1993. Mr. Budzulyak is also a member of the Administrative Council of Joint Stock Company Promgas (Italy); Chairman of the Administrative Council of Joint Stock Company Overgas Inc. (Bulgaria); Chairman of the Administrative Council of Joint Stock Company Topenergy (Bulgaria); a member of the Management Committee of Joint Stock Company Panrusgas (Hungary); a member of the Supervisory Council of Joint Stock Company EuRoPol GAZ (Poland); the Chairman of the Board of Directors of Closed Joint Stock Company Gaztelekom; Chairman of the Board of Directors of Open Joint Stock Company Gazcom; Chairman of the Board of Directors of Limited Liability Company Gazpromenergo; a member of the Board of Directors of Open Joint Stock Company Vostokgazprom; Chairman of the Board of Directors of Open Joint Stock Company Tomskgazprom; the Chairman of the Board of Directors of Closed Joint Stock Company Iskra-Avigaz; a member of the Board of Directors of Closed Joint Stock Company Yamalgazinvest; Chairman of the Board of Directors of Closed Joint Stock Company AKB Moskovskii Vekselnyi Bank; Chairman of the Board of Directors of Open Joint Stock Company Global Exchange Russian Gas; and Chairman of the Board of Directors of Closed Joint Stock Company Trade House Rus-gaz.

A. Krasnenkov. Alexander Viktorovich Krasnenkov has been a member of our Management Committee and Head of our Department for Property Management and Corporate Relations since 2001. He is also a member of the Board of Directors of Open Joint Stock Company Sibur; a member of the Board of Directors of Joint Stock Bank Gazprombank; a member of the Board of Directors of Open Joint Stock Company Vostokgazprom; and a member of the Board of Directors of Open Joint Stock Company Volgogradneftemash (all since 2002). Mr. Krasnenkov was the General Director and a member of the Board of Directors of Open Joint Stock Company Hotel Complex Astoria from 1993 through 2001 and he was the General Director of Open Joint Stock Company Astoria Management and Consulting Group from 1997 through 2001; Chairman of the Board of Directors of

Open Joint Stock Company Tsentrgaz (since April 2002); member of the Board of Directors of Open Joint Stock Company Druzhba (since June 2002); Member of the Board of Directors of Open Joint Stock Company Zapsibgazprom (since May 2002); member of the Board of Directors of Open Joint Stock Company Zavod po Proizvodstvu Trub Bolshogo Diametra (since May 2002); and Chairman of the Board of Directors of Open Joint Stock Company Krasnodargazstroi.

A. Kruglov. Andrei Vyacheslavovich Kruglov has been a member of our Management Committee since 2002 and Head of our Department of Corporate Finance since April 2002. Mr. Kruglov is also a member of the Boards of Directors of Open Joint Stock Company Sibur (since June 2002) and of Joint Stock Company Global Bank for Value Circulation (since September 2002). He was Head of Group of Financial-and-Credit Cooperation of the Department of Technical Cooperation with Foreign Countries and International Organizations of the Managing Department for Foreign Economic Cooperation of St. Petersburg Administration (since 1997); Head of the Department for Foreign Trade and Investments of the Managing Department for Foreign Economic Cooperation of St. Petersburg Administration (since 1999); and Deputy Director of Limited Liability Company Invest-In (2001-2002).

N. Gornovsky. Nikolai Nikolaevich Gornovsky has been a member of our Management Committee since 2002. He is also a member of the Board of Directors of Insurance Company Sogaz (since April 2002) and Chairman of the Board of Directors of Limited Liability Company Commercial Bank Gazenergoprombank (since May 2002). He has been the general Director of Limited Liability Company Mezhregiongaz since January 2002. Mr. Gornovsky was General Director of Open Joint Stock Company Kompaniya Proektnoi Privatizatsii (2000-2002); Counsel to the Chairman of the Russian Fund of Federal Property (2000); and Director, Deputy Director for General Questions and the General Director of Closed Joint Stock Company Annita (1999-2000).

V. Rezunenko. Vladimir Ivanovich Rezunenko has been a member of our Management Committee since 1989. He has also been a member of the Board of Directors of Open Joint Stock Company Promgaz since 2002. Mr. Rezunenko was a member of the Board of Directors of Limited Liability Company Gazpromrazvitie (1998-2002); Joint Stock Company Volta (1997-2002); Closed Joint Stock Company Turtsegaz (1997-2002); Closed Joint Stock Company Armrosgazprom (1997-2002); Joint Stock Company Nord Transgaz (1997-2002); Open Joint Stock Company institute Yuzh NII Giprogaz (1997-2002); Closed Joint Stock Company Gaztransit (1997-2002); and Joint Stock Company Rospan International (1997-1998).

N. Guslisty. Nikolai Nikiforovich Guslistyi has been a member and Deputy Chairman of our Management Committee since April 1997. He is also Chairman of the Board of Directors of Limited Liability Company Gazprommedstrakh (since April 1998) and Chairman of the Board of Directors of Commercial Bank Olimpiiskii (since February 1998). Mr. Guslistyi was Chairman of the Boards of Directors of Limited Liability Company Volgogradneftemash and of Open Joint Stock Company Lazurnaya (1996-2002); and was a member of the management and General Director of PKP Gazcompromselstroi (1997).

V. Ilyushin. Viktor Vasilievich Ilyushin has been a member of our Management Committee since 1997 and the Department Head since May 1997. Mr. Ilyushin is also a member of the Board of Directors of Joint Stock Company Gazprommedstrakh (since June 2002).

V. Leviev. Vladimir Arkadievich Leviev has been a member of our Management Committee since September 2002. He is also General Director of Limited Liability Company Gazkomplektimpex (since February 2002). Mr. Leviev was General Director of UGP (FGUP) for the Management of Property Abroad of the Managing Department for the Affairs of the President of the Russian Federation (2000-2002); Head of the Managing Department in the Regional Department of the Ministry of Press, Television and Radio Broadcasting for St. Petersburg and Leningrad area (1999-2000); First Deputy General Director and a member of the Management Committee of Open Joint Stock Company Tele-radio Company Petersburg (1998-1999); General Director and First Deputy Chairman of State Television and Radio Company (STRC) Petersburg-5 kanal (1997-1998); and General Director of Limited Liability Company Margo (1991-1997).

A. Medvedev. Alexander Ivanovich Medvedev has been a member of our Management Committee since 2002. He is the General Director of Limited Liability Company Gazexport. Mr. Medvedev was the Director of Company IMAG GmbH (1997, 1998-2002) and Vice-President of Open Joint Stock Company Vostochnaya Neftyanaya Companiya (1997-1998).

V. Podyuk. Vasili Grigorievich Podyuk has been a member of our Management Committee and Head of our Department for Gas, Gas Condensate and Oil Production since August 1997. He is also a member of the Board of Directors of Open Joint Stock Company Commercial Bank Severgazbank (since April 2002) and a member of the Board of Directors of Closed Joint Stock Company Informgazinvest (since June 2002). Mr. Podyuk was a member of the Board of Directors of Open Joint Stock Company Sibur (2001-2002); a member of the Board of Directors of Gazprom UK Ltd. (1999-2002); and Chairman of the Supervisory Council of Open Joint Stock Company Cherepovetskii Azot (2000-2001).

K. Seleznev. Kirill Gennadievich Seleznev has been a member of our Management Committee since September 2002 and is Head of our Department for Marketing and Processing of Gas and Liquid Hydrocarbons. He is also Chairman of the Board of Directors of Closed Joint Stock Company ArmRosgazprom (since June 2002); Chairman of the Board of Directors of Closed Joint Stock Company Sevmorneftegaz (since August 2002); a member of the Board of Directors of Joint Stock Company Latvias Gaze (since June 2002); a member of the Board of Directors of Open Joint Stock Company Sibur (since June 2002); a member of the Board of Directors of Closed Joint Stock Company Rosshelf (since May 2002); and a member of the Board of Directors of Open Joint Stock Company Druzhba (since June 2002). He was the Head of the Tax Group (2000-2001) and Deputy Head of the Administration of the Management of the Open Joint Stock Company Baltic Pipeline System (2001-2002); Chief Specialist of the Group for the Coordination of Investment Activities of Open Joint Stock Company St. Petersburg Sea Port (1999-2000); leading Securities Specialist of the Stock Operations Department of Open Joint Stock Company Investment-and Finance Group Management-Investments-Development (1998-1999); and Manager of Limited Liability Company Baltic Financial Company (1997-1998).

K. Chuichenko. Konstantin Anatolievich Chuichenko has been a member of our Management Committee since September 2002 and Head of the Legal Department since May 2001. Mr. Chuichenko is also Chairman of the Board of Directors of Closed Joint Stock Company Gazpromstroiengeneering; a member of the Board of Directors of Closed Joint Stock Company TNT-Teleset (since July 2002); Chairman of the Board of Directors of Open Joint Stock Company Gazprom-Media (since July 2002); Chairman of the Board of Directors of Open Joint Stock Company Zapsibgazprom (since May 2002); a member of the Board of Directors of Open Joint Stock Company Lazurnaya (since June 2002); a member of the Board of Directors of Open Joint Stock Company Gazprommedstrakh (since June 2002); and a member of the Moscow branch of the International St. Petersburg Bar Association (1997-2001).

Description of our Management

In accordance with Russian Law "On Joint Stock Companies" and our Charter, we are governed by our General Meeting of Shareholders, Board of Directors, Management Committee and the Management Committee Chairman. The General Meeting of Shareholders is our highest governing body and, among other things, elects our Board of Directors. In practice, our Board of Directors is responsible for formulating our strategy and the Management Committee is responsible for implementing the strategy and managing the Company on a day-to-day basis.

General Meeting of Shareholders

The General Meeting of Shareholders takes place annually, usually in June. The following decisions can be taken only by the General Meeting of Shareholders: amendments to the Charter, the reorganization or liquidation of the Company (in accordance with Article 14 of the Russian Federal Law "On Gas Supplies in the Russian Federation"), the election of the members of our Board of Directors and Audit Commission (which is responsible for controlling our operating activities), determination of the quantity, category, nominal price, number of authorized shares, increases in the charter capital (where such decision is reserved for the General Meeting of Shareholders by law and by the Charter), reduction of the charter capital, approval of the annual report and annual accounts, approval of large transactions and transactions that involve interested parties (in accordance with the terms of Chapters X and XI of the Federal Law "On Joint Stock Companies").

Board of Directors

The Board of Directors is responsible for the general management of our activities. At the present time the Board of Directors consists of 11 members. Six members of the Board of Directors hold positions in the Government. The Chairman of the Management Committee, a member of the Management Committee and a member of our administration were all elected to the Board of Directors.

The powers of our Board of Directors include the following: to determine the priorities of our operations; to approve annual budgets; to call General Meetings of Shareholders and to determine the agenda for such meetings; to determine the record date for General Meetings of Shareholders and for the payment of dividends; to increase our charter capital (except where such increase is within the competence of the General Meeting of Shareholders); to issue bonds or other securities in accordance with the Law "On Joint Stock Companies"; to appoint our executive bodies (i.e. the Management Committee and the Chairman of the Management Committee); to decide on early termination of the powers of these bodies; to nominate candidates for the position of Deputy Chairman of the Management Committee; to determine the remuneration of the Chairman and members of the Management Committee; to recommend the size of dividends; to use the reserve and other funds; to create branch and representative offices; to specify the means of effecting transactions; to adopt decisions on certain major transactions and certain "interested party" transactions; and to establish the terms of cooperation with subsidiaries and organizations of which Gazprom holds stock and equity participations.

Members of the Board of Directors are elected by the shareholders through a system of cumulative voting for terms of one year and may be re-elected any number of times. The General Meeting of Shareholders may also terminate the authority of all members of the Board of Directors. Members of the Management Committee may not comprise more than one-quarter of the Board of Directors and there must be at least nine Directors at all times. The Chairman of the Board of Directors is elected by the members of the Board of Directors by a majority vote of all members of the Board of Directors and may be re-elected at any time by a special resolution requiring at least a two-thirds majority. The Chairman of the Management Committee cannot simultaneously serve as the Chairman of the Board of Directors.

Management Committee

The Management Committee and the Chairman of the Management Committee manage our day-to-day affairs. The Chairman and members of the Management Committee are appointed by the Board of Directors for a term of five years. The Board of Directors has the right to terminate the authority of any Management Committee members as well as the Chairman of the Management Committee.

The competence of the Management Committee includes: (i) development of forward-looking plans and principal programs, including our annual budget and investment programs, preparation of reports on the implementation of those programs for submission to our Board of Directors; (ii) organization of gas flow management and management of the UGSS; (iii) organizing control over the development of our current and prospective plans and programs; (iv) exercising control for securing the organization and reliability of our bookkeeping accounts and the timely preparation of the annual report and other financial reports; and (iv) presenting information about our activities for the use of shareholders, creditors, and the media.

The Management Committee meets at least twice every month in accordance with a schedule which is approved by the Chairman of the Management Committee.

Chairman of the Management Committee

The Chairman of the Management Committee has authority to act in our name without power of attorney, present our interests, approve staff, issue orders and decrees, give instructions to be carried out by all the employees of Gazprom, and issue internal documents with respect to the current activities with the exception of internal documents which are within the competence of our other management organs.

Additional Information about our Directors and Management Committee Members

Directors' and Officers' Compensation

Our shareholders determine the compensation of directors at each General Meeting of Shareholders. Our Charter does not contain any provisions directly relating to the power of directors to approve remuneration (including pensions or other benefits) for themselves or any other member of our Board of Directors.

In the year ended December 31, 2002, we paid compensation (salaries and bonuses) to our directors and members of the Management Committee of RR81 million.

Share Ownership of Directors, Management Committee Members and Employees

The aggregate direct ownership of shares by the members of our Management Committee and Board of Directors was 0.019% and 0.003%, respectively, at September 30, 2002.

SHAREHOLDING STRUCTURE

As of December 31, 2002, our charter capital was RR118,367,564,500, consisting of 23,673,512,900 shares with a nominal value of RR5 each.

Pursuant to Government Resolution No. 654 of May 30, 1997, our shares are traded in Russia on the Moscow Stock Exchange, the St. Petersburg Stock Exchange, the Yekaterinburg Stock Exchange and the Siberian Stock Exchange.

We have held shareholders' meetings since 1995. The number of our shareholders has decreased from 1,029,998 in 1995 to approximately 506,282 as at June 28, 2002.

Presidential Decree of the Russian Federation No. 529 of May 28, 1997 limited foreign equity participation in the Company to 9% of our shares. Presidential Decree of the Russian Federation No. 943 of August 10, 1998 authorized the sale of a further 5% of our shares to foreign shareholders. Only 2.5% out of the 5% authorized has actually been sold and therefore the current level of foreign equity participation is currently 11.5%. The Gas Supply Law also limits foreign shareholdings in our charter capital to 20%.

In 1996, we placed shares representing 1.98% of our charter capital on the foreign markets in the form of American Depositary Shares ("ADS"). Due to the restrictions on foreign equity ownership that prevent the purchase of our shares by foreign participants in the domestic market, the issue of ADSs created a dual market in our shares, with the ADSs trading at a substantial premium over our shares in the domestic market. In 1999, Ruhrgas acquired 1% of our shares in the form of ADSs. Between December 2000 and January 2001 an additional 1.44% of our shares were sold to foreign investors in the form of ADSs. Currently, 4.42% of our shares are held in the form of ADSs. Our ADSs are currently listed on the London Stock Exchange. In April 2001, President Putin established a working group to examine ways in which to liberalize the current dual market in our shares.

The following table summarizes our shareholding structure as at December 31, 2002:

Shareholders	%
Russian Federation[1]	38.37
Our subsidiaries[2]	15.11
Foreign shareholders other than our subsidiaries[3]	6.92
Other[4]	39.60
Total	100.00

Notes:

(1) Six of the 11 members of our Board of Directors are representatives of the Government.

(2) Includes (i) 4.83% previously held by Stroytransgaz and currently held by one of our subsidiaries and Stroytransgaz pursuant to a joint activity agreement entered into in 2002 under which we have the right to vote the shares; (ii) 4.58% held by Gazprom Finance B.V., Gazprom's wholly-owned financial vehicle, which shareholding is intended to be used to secure Gazprom's liabilities and issue derivative financial instruments; and (iii) 4.70% held by the Gazprom pension fund. Our subsidiaries are entitled to vote the shares they own.

(3) Includes Ruhrgas holdings of (i) 2.5% of Gazprom shares acquired through a privatization auction which was held pursuant to Presidential Decree No. 1316 of October 31, 1998; and (ii) 1% in the form of ADSs.

(4) Includes shares held by our employees.

CERTAIN TRANSACTIONS

Interested Party Transaction under Russian Law

Russian law requires a company that enters into transactions with certain types of its affiliates that are referred to as "interested party transactions" to comply with special approval procedures. Under Russian law, an "interested party" includes (i) members of the board of directors or the collegial executive body of the company, (ii) the CEO of the company (including a managing organization or manager), (iii) any person that owns, together with that person's affiliates, at least 20% of the company's voting shares or (iv) a person who on legal grounds has the right to give mandatory instructions to the company, if any of the above listed persons, or a close relative or affiliate of such person, is:

- a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction;
- the owner of at least 20% of the shares in a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction; or
- a member of the board of directors or the collegial executive body or the CEO of a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction or an officer of the managing organization of such company.

Transactions between members of a consolidated corporate group may be considered to be interested party transactions in certain circumstances, even when the companies involved are wholly-owned by the parent company.

Under applicable Russian law, interested party transactions are to be approved by a majority of the disinterested independent members of the board of directors of the company. Where all the directors are interested, or are not independent, or if the subject matter of the transaction exceeds 2% of the balance sheet assets of the company determined under Russian accounting principles (with certain exceptions for share placements), a majority vote of the disinterested shareholders of the company is required. The consequence of not having obtained the appropriate approval is that the transaction in question may be declared invalid upon a claim by the company or any of its shareholders.

In certain circumstances, such as when an interested party transaction is entered into between companies within our Group, the transaction will not always be submitted to the boards of directors of the companies for advance approval because, under Russian law, the lack of advance approval makes the transaction voidable, but not void. If any transaction is challenged in court, the matter of approving it will be submitted for consideration to the boards of directors. In 2000, 2001 and 2002, the Board of Directors of OAO Gazprom approved certain transactions after, rather than before, they were consummated, and since 1996 the Board of Directors has never recognized any such transaction to be contrary to OAO Gazprom's interests or denied approval thereof *post factum*. In accordance with certain existing judicial practice with respect to the consideration of claims seeking the invalidation of transactions in other legal contexts, *post factum* approval has been regarded as being a sufficient basis for the claim to be rejected. While there can be no assurance that a claim for a violation of the interested party transaction approval requirements would also be rejected, we have proceeded when we have believed it to be necessary to do so on the basis that judicial practice in this area would be similar. However, on the basis that the Joint Stock Company Law, following the amendments which became effective on January 1, 2002, now explicitly requires that interested party transactions should be approved in advance, it is unclear whether future judicial practice will uphold *post factum* approval of interested party transactions concluded after January 1, 2002.

We have put in place procedures to monitor our interested party transactions, which include keeping a register of all such transactions and maintaining a quarterly-updated database of information provided to us by our managers and directors about companies in which they or their families hold positions on management bodies or have equity interests. In addition, our Board of Directors adopted a resolution on September 27, 2002 whereby all transactions, whether with interested parties or not, involving (i) shares, interests or participations held by us or our subsidiaries in other companies; (ii) loans or other borrowings having a value of greater than 0.3% of our balance sheet assets determined under Russian accounting principles; or (iii) purchases or disposals of fixed assets having a value greater than 0.3% of our balance sheet assets determined under Russian accounting principles require prior approval by our Board of Directors.

The foregoing information relates to transactions and agreements entered into by our parent company, OAO Gazprom. Our subsidiaries are subject to the same (or similar) legal requirements regarding the approval of interested party transactions.

Transactions with the Government of the Russian Federation

The Government owns approximately 38.37% of our issued shares and controls our Board of Directors. See "Business—Marketing—Delayed Payments for Gas Deliveries in Russia" and "Risk Factors—Risks Relating to our Business—The Government has exercised, and can continue to be expected to exercise, a strong influence over our operations." In the normal course of our business, we sell gas to the Government and certain Government-owned or -controlled entities. The price at which we sell gas to these entities is the same regulated price at which we sell gas to other domestic consumers. Some of these entities fall into the category of consumers whom we are prevented from disconnecting pursuant to Government regulation.

Transactions with Stroytransgaz

Certain former members of our Board of Directors and members of their families own or owned significant shareholdings in Stroytransgaz. In the mid-1990s, Stroytransgaz acquired about 5% of our shares as part of the settlement of a debt owed by us to Stroytransgaz for various construction services Stroytransgaz provided. The shares we transferred to Stroytransgaz were part of a 10% block of our shares that we and our subsidiary Gazfund acquired from the Government in 1995 for nominal value using privatization vouchers. This nominal value was used as the basis for determining the number of shares to be transferred to Stroytransgaz in respect of the debt we owed them for the construction services they provided. We recently challenged this transaction with Stroytransgaz and have now reached an agreement for the return of 4.83% of our shares to one of our subsidiaries. The agreement is in the process of being implemented, and these shares are currently held jointly by one of our subsidiaries and Stroytransgaz pursuant to a joint activity agreement under which we have the right to vote the shares.

In the normal course of business, we enter into transactions with Stroytransgaz for the construction of pipelines in the Russian Federation which we outsource to third-party contractors through a tender process. Stroytransgaz has been a successful bidder in a large number of these tenders. Stroytransgaz rendered construction services for us in the amounts of RR41,135 million and RR28,141 million during 2001 and 2000, respectively.

Transactions with Interprokom

Family members of certain former members of our Board of Directors and a member of the Management Committee own significant interests in Interprokom.

Interprokom acts as our agent in the acquisition of equipment and is remunerated for those services based on a fixed commission percentage. Interprokom acted as an agent in our acquisition of RR10,086 million and RR5,482 million of equipment during 2001 and 2000, respectively. Commissions paid to Interprokom amounted to RR93 million and RR72 million during 2001 and 2000, respectively.

Gazprombank, our principal banking subsidiary, had outstanding import letters of credit issued on behalf of Interprokom and sub-contractors of Interprokom in the amount of RR9,353 million and RR10,633 million as of December 31, 2001 and 2000, respectively. These import letters of credit are issued to third-party suppliers in connection with the purchase of equipment by Interprokom on our behalf.

Transactions with Itera

Beginning around 1997, under our previous management, we entered into a number of transactions with Itera, a company that operates as an independent supplier of gas in Russia and the FSU. Certain of these transactions were questioned by some of our minority shareholders. The transactions involved acquisitions by Itera of interests in certain of our gas fields, tax arrangements involving Itera in the Yamal-Nenets and Nadym-Pur-Taz regions of Russia, purchases of gas from Itera, the transportation of gas owned by Itera through the UGSS, loans to Itera and guarantees of Itera indebtedness. In early 2001, our Board of Directors appointed our independent auditors, PricewaterhouseCoopers, to examine certain aspects of our financial and operating activities and, in particular, our operating relationship with Itera. PricewaterhouseCoopers presented its report (the "Report") at a meeting of our Board of Directors in July 2001. The Report made certain recommendations, some of which have been implemented and others of which are in the process of being implemented. Partly as a result of the Report, we intensified our asset reacquisition program through which we have reacquired, and are seeking to reacquire, assets from Itera. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Acquisitions and Dispositions—Our asset reacquisition program."

LOAN AGREEMENT

The following is the text of the Loan Agreement that has been entered into between us and the Bank.

LOAN AGREEMENT, dated ● 2003 **between**:

(1) **OPEN JOINT STOCK COMPANY GAZPROM**, a company established under the laws of the Russian Federation whose registered office is at 16 Nametkina Street, 117884 Moscow, Russian Federation ("**Gazprom**"); and

(2) **MORGAN STANLEY BANK AG**, a bank established under the laws of the Federal Republic of Germany whose registered office is at Junghofstrasse 13-15, 60311 Frankfurt am Main, Federal Republic of Germany (the "**Bank**").

Whereas, the Bank has at the request of Gazprom agreed to make available to Gazprom a loan facility in the amount of U.S.$● on the terms and subject to the conditions of this Agreement; and

Whereas, it is intended that the Bank will issue certain loan participation notes based on amounts payable by Gazprom under the loan facility.

Now it is hereby agreed as follows:

1 Definitions and Interpretation

1.1 Definitions

In this Agreement (including the recitals), the following terms shall have the meanings indicated:

"**Advance**" means the advance to be made under Clause 3 of the sum equal to the amount of the Facility.

"**Affiliates**" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"**Agreed Form**" means that the form of the document in question has been agreed between the proposed parties thereto and that either a copy thereof has been signed for the purpose of identification on behalf of each of Linklaters and Cleary, Gottlieb, Steen and Hamilton, Moscow, or such document has been signed on behalf of the parties thereto and delivered to Linklaters to be held in escrow pending release on the Closing Date.

"**Agreement**" means this Agreement as originally executed or as it may be amended from time to time.

"**Business Day**" means a day on which (a) the London Interbank Market is open for dealings between banks generally, and (b) if on that day a payment is to be made hereunder, commercial banks generally are open for business in Frankfurt am Main, New York City and in the city where the specified office of the Principal Paying Agent is located.

"**Consolidated Net Tangible Assets**" means the total of all assets less (i) total liabilities, (ii) goodwill, trade names, trade marks, service marks, patents, licences, organisational expenses, research and development expenses, unamortised debt discount and expense, unamortised deferred charges and all other like intangible assets, (iii) all write-ups of fixed assets, net of accumulated depreciation thereon, after 30 September 2002 excluding, for the avoidance of doubt, any restatement for changes in the general purchasing power of the Rouble in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economics" and revaluations supported by an independent appraisal completed by an appropriately qualified firm and (iv) preferred stock, if any, all as set forth on the most recent consolidated balance sheet of Gazprom and its consolidated Subsidiaries prepared in accordance with IAS, as consistently applied.

"**Dollars**", "**$**" and "**U.S.$**" means the lawful currency of the United States of America.

"**Encumbrance**" means any mortgage, charge, pledge, lien (other than a lien arising solely by operation of law which is discharged within 45 days of arising) or other security interest securing any obligation of

any Person or any other type of preferential arrangement (including any title transfer and retention arrangement) having a similar effect.

"**Environmental Law**" means any applicable law in any jurisdiction in which any member of the Group conducts business which relates to the pollution or protection of the environment or harm to or the protection of human health or the health of animals or plants.

"**Event of Default**" has the meaning assigned to such term in sub-Clause 11.1 hereof.

"**Facility**" means the facility specified in Clause 2.

"**Financial Indebtedness**" means any obligation for the payment of money in any currency, other than an obligation for the payment of money in the lawful currency for the time being of the Russian Federation payable to any person domiciled, resident or having its head office or principal place of business in the Russian Federation, whether sole, joint or several, and whether actual or contingent, in respect of:

(a) moneys borrowed or raised (including the capitalised value of obligations under financial leases and hire purchase agreements and deposits, but excluding moneys raised by way of the issue of share capital (whether or not for a cash consideration) and any premium on such share capital) and interest and other charges thereon or in respect thereof;

(b) any liability under any debenture, bond, note, loan stock or other security or under any acceptance or documentary credit, bill discounting or note purchase facility or any similar instrument;

(c) any liability in respect of the deferred acquisition cost of property, assets or services to the extent payable after the time of acquisition or possession thereof by the party liable, but not including any such liability in respect of normal trade credit for a period not exceeding six months for goods or services supplied;

(d) any liability under any interest rate or currency hedging agreement;

(e) any liability under or in respect of any bonding facility, guarantee facility or similar facility; and

(f) (without double counting) any guarantee or other assurance against financial loss in respect of such moneys borrowed or raised, interest, charges or other liability (whether the person liable in respect of such moneys borrowed or raised, interest, charges or other liability is or is not a member of the Group),

but not where the same relates to or is in connection with any Project Financing.

"**Group**" means Gazprom and its Subsidiaries taken as a whole.

"**IAS**" means the International Accounting Standards issued by the International Accounting Standards Board (as amended, supplemented or re-issued from time to time).

"**Interest Payment Date**" means ● and ● of each year.

"**Loan**", at any time, means an amount equal to the aggregate principal amount of the Facility granted by the Bank pursuant to this Agreement.

"**Material Adverse Effect**" means a material adverse effect on (a) the financial condition or operations of Gazprom or its Principal Subsidiaries or (b) Gazprom's ability to perform its obligations under this Agreement or (c) the validity, legality or enforceability of this Agreement or the rights or remedies of the Bank under this Agreement.

"**Notes**" means the U.S.$● ● per cent. loan participation notes due 2013 proposed to be issued by the Bank pursuant to the Trust Deed for the purpose of financing the Loan.

"**Noteholder**" means the person in whose name the Note is registered in the register of the noteholders (or in the case of joint holders, the first named holder thereof).

"**Officers' Certificate**" means a certificate signed by an officer of Gazprom who shall be the principal executive officer, principal accounting officer or principal financial officer of Gazprom.

"**Opinion of Counsel**" means a written opinion from international legal counsel who is acceptable to the Bank.

"**Paying Agency Agreement**" means the paying agency agreement dated the date hereof, as amended, varied or supplemented between the Bank, Gazprom, The Bank of New York and Kredietbank S.A. Luxembourgeoise relating to the Notes.

"Permitted Encumbrance" means:

(i) any Encumbrance existing on the date of this Agreement;

(ii) any Encumbrance existing on any property, income or assets of any corporation at the time such corporation becomes a Subsidiary of Gazprom and not created in contemplation of such event, provided that no such Encumbrance shall extend to any other property, income or assets;

(iii) any Encumbrance on any property, income or assets of any corporation existing at the time such corporation is merged or consolidated with or into Gazprom or any Subsidiary of Gazprom and not created in contemplation of such event, provided that no such Encumbrance shall extend to any other property, income or assets;

(iv) any Encumbrance on any property or assets securing Financial Indebtedness of Gazprom or any Subsidiary incurred or assumed for the purpose of financing all or part of the cost of acquiring, purchasing, constructing or developing such property or assets, provided that no such Encumbrance shall extend to any other property or assets, the principal amount of the Financial Indebtedness secured by such Encumbrance shall not exceed the cost of acquiring, purchasing, constructing or developing such property or assets, and such Encumbrance attaches to such property or assets concurrently with or within 90 days after the acquisition or purchase, or the commencement of the construction or development, thereof;

(v) any Encumbrance on any property or assets securing Financial Indebtedness of Gazprom or any Subsidiary incurred or assumed for the purpose of financing all or part of the cost of repairing or refurbishing such property or assets, provided that no such Encumbrance shall extend to any other property or assets, the principal amount of the Financial Indebtedness secured by such Encumbrance shall not exceed the cost of such repairs or refurbishments, and such Encumbrance attaches to such property or assets concurrently with or within 90 days after the commencement of such repairs or refurbishments;

(vi) any Encumbrance existing on any property, income or assets prior to the acquisition thereof by Gazprom or any Subsidiary and not created in contemplation of such acquisition, provided that no such Encumbrance shall extend to any other property, income or assets;

(vii) any Encumbrance on the property, income or assets of any Subsidiary securing intercompany Financial Indebtedness of such Subsidiary owing to Gazprom or another Subsidiary;

(viii) any Encumbrance securing Financial Indebtedness incurred in connection with a Project Financing if the Encumbrance is solely on the property, income, assets or revenues of the project for which the financing was incurred;

(ix) any Encumbrance securing Financial Indebtedness not exceeding 50 per cent. of Gazprom's Consolidated Net Tangible Assets at any time of determination;

(x) any Encumbrance arising out of the refinancing, extension, renewal or refunding of any Financial Indebtedness of Gazprom or any Subsidiary secured by any Permitted Encumbrance, provided that such Financial Indebtedness is not increased and, if the property, income or assets securing any such Financial Indebtedness are changed in connection with any such refinancing, extension, renewal or refunding, the value of the property, income or assets securing such Financial Indebtedness is not increased;

(xi) any Encumbrance over any goods or products, or documents, insurance policies or sale contracts in relation to any goods or products, arising in the ordinary course of trading in connection with the provision of a letter of credit or any similar transaction where such Encumbrance secures only so much of the acquisition cost or selling price (and amounts incidental thereto) of such goods or products which is required to be paid within 120 days after the date upon which liability in respect of the same was first incurred; and

(xii) a right of set-off, right to combine accounts or any analogous right which any bank or other financial institution may have relating to any credit balance of any member of the Group.

"**Person**" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government, or any agency or political subdivision thereof or any other entity.

"**Potential Event of Default**" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"**Principal Subsidiary**" means at any relevant time a Subsidiary of Gazprom:

(i) whose total assets or gross revenues (or, where the Subsidiary in question prepares consolidated accounts, whose total consolidated assets or gross consolidated revenues, as the case may be) represent not less than 5 per cent. of the total consolidated assets or the gross consolidated revenues of Gazprom and its Subsidiaries, all as calculated by reference to the then latest audited accounts (or consolidated accounts as the case may be) (in each case, produced on the basis of IAS, consistently applied) of such Subsidiary and the then latest audited consolidated accounts of Gazprom (produced on the basis of IAS, consistently applied) and its consolidated Subsidiaries; or

(ii) to which is transferred all or substantially all the assets and undertaking of a Subsidiary which immediately prior to such transfer is a Principal Subsidiary.

"**Project Financing**" means any financing of all or part of the costs of the acquisition, construction, development or operation of any asset or project if the person or persons providing such financing expressly agrees to limit its recourse solely to the asset or project financed and the revenues derived from such asset or project as the principal source of repayment for the moneys advanced.

"**Rate of Interest**" has the meaning assigned to such term in sub-Clause 4.1.

"**Repayment Date**" means ●, 2013.

"**Roubles**" means the lawful currency of the Russian Federation.

"**Same-Day Funds**" means Dollar funds settled through the New York Clearing House Interbank Payments System or such other funds for payment in Dollars as the Bank may at any time determine to be customary for the settlement of international transactions in New York City of the type contemplated hereby.

"**Subscription Agreement**" means the agreement dated the date hereof between the Bank, Gazprom, Dresdner Bank AG London Branch and Morgan Stanley & Co. International Limited providing for the issuance of the Notes.

"**Subsidiary**" means, with respect to any Person, (i) any corporation, association or other business entity of which at least 50 per cent. of the total voting power entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or any combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

"**Taxes**" means any taxes (including interest or penalties thereon) which are now or at any time hereafter imposed, assessed, charged, levied, collected, demanded, withheld or claimed by the Russian Federation, the Federal Republic of Germany or any taxing authority thereof or therein provided, however, that for the purposes of this definition the references to the Federal Republic of Germany shall, upon the occurrence of the Relevant Event (as this term is defined in the Trust Deed), be deemed to be references to the jurisdiction in which the Trustee is domiciled for tax purposes; and the term "Taxation" shall be construed accordingly.

"**Trust Deed**" means the trust deed to constitute the Notes for the equal and rateable benefit of the Noteholders to be dated the Closing Date between the Bank and the Trustee as amended, varied or supplemented from time to time.

"**Trustee**" means The Bank of New York acting through its London Branch, as trustee under the Trust Deed and any successor thereto as provided thereunder.

1.2 Other Definitions

Unless the context otherwise requires, terms used in this Agreement which are not defined in this Agreement but which are defined in the Trust Deed, the Notes, the Paying Agency Agreement or the Subscription Agreement shall have the meanings assigned to such terms therein.

1.3 Interpretation

Unless the context or the express provisions of this Agreement otherwise require, the following shall govern the interpretation of this Agreement:

1.3.1 All references to "Clause" or "sub-Clause" are references to a Clause or sub-Clause of this Agreement.

1.3.2 The terms "hereof", "herein" and "hereunder" and other words of similar import shall mean this Agreement as a whole and not any particular part hereof.

1.3.3 Words importing the singular number include the plural and vice versa.

1.3.4 All references to "taxes" include all present or future taxes, levies, imposts and duties of any nature and the terms "tax" and "taxation" shall be construed accordingly.

1.3.5 The table of contents and the headings are for convenience only and shall not affect the construction hereof.

2 Facility

2.1 Facility

On the terms and subject to the conditions set forth herein, the Bank hereby agrees to lend Gazprom, and Gazprom hereby agrees to borrow from the Bank, U.S.$●.

2.2 Purpose

The proceeds of the Advance will be used for general corporate purposes, including, in particular, retirement of short term indebtedness, but the Bank shall not be concerned with the application thereof.

2.3 Facility Fee

In connection with the Facility, Gazprom shall pay a fee in Dollars to the Bank equal to U.S.$●.

3 Drawdown

3.1 Drawdown

On the terms and subject to the conditions set forth herein, on the Closing Date the Bank shall make the Advance to Gazprom and Gazprom shall make a single drawing in the full amount of the Facility.

3.2 Fees and Expenses

In consideration of the Bank making the Advance to Gazprom, Gazprom hereby agrees that it shall, two Business Days before the Closing Date, pay to the Bank, in Same-Day Funds, the amount of the reimbursable expenses incurred by the Bank, which expenses shall include the amount of all of the commissions, fees, costs and expenses as set forth in sub-Clauses 8.1, 8.2 and 8.3 of the Subscription Agreement, sub-Clause 11.1 of the Paying Agency Agreement, Clauses 1 and 4 of the side letter between the Trustee, the Bank and Gazprom dated ● 2003 (the "**Trustee Side Letter**") and sub-Clauses 2.3 and 13.1 hereof pursuant to an invoice submitted by the Bank to Gazprom in the total amount of U.S.$●.

3.3 Disbursement

Subject to the conditions set forth herein, on the Closing Date the Bank shall transfer the amount of the Advance to Gazprom's account number ● at Gazprombank Moscow, Swift Code: GAZPRUMM, Account Number: ● at Deutsche Bank Trust Company Americas, New York, NY, Swift Code: BKTR US33.

4 Interest

4.1 Rate of Interest

Gazprom will pay interest in Dollars to the Bank on the outstanding principal amount of the Loan from time to time hereunder at the rate of ● per cent. per annum (the "**Rate of Interest**").

4.2 Payment

Interest at the rate specified in Clause 4.1 above shall accrue from day to day, starting from (and including) the Closing Date and shall be paid in arrear not later than 10.00 a.m. (New York City time) one Business Day prior to each Interest Payment Date. Interest on the Loan will cease to accrue from the due date for repayment thereof unless payment of principal is improperly withheld or refused, in which event interest will continue to accrue (before or after any judgment) at the Rate of Interest to but excluding the date on which payment in full of the principal thereof is made. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month the number of days elapsed.

5 Repayment and Prepayment

5.1 Repayment

Except as otherwise provided herein, Gazprom shall repay the Loan not later than 10.00 a.m. (New York City time) one Business Day prior to the Repayment Date.

5.2 Special Prepayment

If, as a result of the application of or any amendments to or change in the double tax treaty between the Russian Federation and the Federal Republic of Germany or the laws or regulations of the Russian Federation or the Federal Republic of Germany or of any political sub-division thereof or any authority therein or the enforcement of the security provided for in the Trust Deed, Gazprom would thereby be required to make or increase any payment due hereunder as provided in sub-Clauses 6.2 or 6.3, or if (for whatever reason) Gazprom would have to or has been required to pay additional amounts pursuant to Clause 8, then Gazprom may (without premium or penalty), upon not less than 10 days' notice to the Bank (which notice shall be irrevocable), prepay the Loan in whole (but not in part).

5.3 Illegality

If, at any time, by reason of the introduction of any change after the date of this Agreement in any applicable law or regulation or regulatory requirement or directive of any agency of any state the Bank reasonably determines (such determination being accompanied by an Opinion of Counsel with the cost of such Opinion of Counsel being borne solely by Gazprom) that it is or would be unlawful or contrary to such applicable law, regulation, regulatory requirement or directive for the Bank to allow all or part of the Loan or the Notes to remain outstanding or for the Bank to maintain or give effect to any of its obligations in connection with this Agreement and/or to charge or receive or to be paid interest at the rate then applicable to the Loan, then upon notice by the Bank to Gazprom in writing (setting out in reasonable detail the nature and extent of the relevant circumstances), Gazprom and the Bank shall consult in good faith as to a basis which eliminates the application of such circumstances; provided, however, that the Bank shall be under no obligation to continue such consultation if a basis has not been determined within 30 days of the date on which it so notified Gazprom. If such a basis has not been determined within the 30 days, then upon notice by the Bank to Gazprom in writing, Gazprom shall prepay the Loan in whole (but not in part) on the next Interest Payment Date or on such earlier date as the Bank shall certify to be necessary to comply with such requirements.

5.4 Payment of Other Amounts

If the Loan is to be prepaid by Gazprom pursuant to any of the provisions of Clauses 5.2 or 5.3, Gazprom shall, simultaneously with such prepayment, pay to the Bank accrued interest thereon to the date of actual payment and all other sums payable by Gazprom pursuant to this Agreement.

5.5 Provisions Exclusive

Gazprom may not voluntarily prepay the Loan except in accordance with the express terms of this Agreement. Any amount prepaid may not be reborrowed.

6 Payments

6.1 Making of Payments

All payments of principal and interest to be made by Gazprom under this Agreement shall be made to the Bank not later than 10.00 a.m. (New York City time) one Business Day prior to each Interest Payment Date or the Repayment Date (as the case may be) in Same-Day Funds to the Bank's account

no. 5851498400 with the Principal Paying Agent. The Bank agrees with Gazprom that it will not deposit any other monies into such account and that no withdrawals shall be made from such account other than as provided for and in accordance with the Trust Deed and the Paying Agency Agreement.

6.2 No Set-Off, Counterclaim or Withholding; Gross-Up

All payments to be made by Gazprom under this Agreement shall be made in full without set-off or counterclaim and (except to the extent required by law) free and clear of and without deduction for or on account of any Taxes. If Gazprom shall be required by applicable law to make any deduction or withholding from any payment under this Agreement for or on account of any Taxes, it shall increase any payment due hereunder to such amount as may be necessary to ensure that the Bank receives a net amount in Dollars equal to the full amount which it would have received had payment not been made subject to such Taxes, shall account to the relevant authorities for the relevant amount of such Taxes so withheld or deducted within the time allowed for such payment under the applicable law and shall deliver to the Bank without undue delay evidence satisfactory to the Bank of such deduction or withholding and of the accounting therefor to the relevant taxing authority. If the Bank pays any amount in respect of such Taxes, Gazprom shall reimburse the Bank in Dollars for such payment on demand. For the avoidance of doubt, this Clause 6.2 is without prejudice to the obligation of the Bank to use its best endeavours to obtain a certificate from the competent German authorities pursuant to Clause 10.7.1

6.3 Withholding on Notes

If the Bank notifies Gazprom (setting out in reasonable detail the nature and extent of the obligation with such evidence as Gazprom may reasonably require) that it has become obliged to make any withholding or deduction for or on account of any Taxes from any payment which it is obliged to make under or in respect of the Notes in circumstances where the Bank is required to pay additional amounts pursuant to Condition 8 of the Notes as set out in Schedule 2 of the Trust Deed, Gazprom agrees to pay to the Bank, not later than 10:00 am (New York City time) one Business Day prior to the date on which payment is due to the Noteholders in Same-Day Funds to the Bank's account no. 5851498400 with the Principal Paying Agent, such additional amounts as are equal to the said additional amounts which the Bank must pay pursuant to Condition 8 of the Notes as set out in Schedule 2 of the Trust Deed; provided, however, that the Bank shall immediately upon receipt from any Paying Agent of any sums paid pursuant to this provision, to the extent that the Noteholders, as the case may be, are not entitled to such additional amounts pursuant to the terms and conditions of the Notes, pay such additional amounts to Gazprom (it being understood that neither the Bank, nor the Principal Paying Agent nor any Paying Agent shall have any obligation to determine whether any Noteholder is entitled to such additional amount).

6.4 Reimbursement

To the extent that the Bank subsequently obtains or uses any tax credit or allowance or other reimbursements relating to a deduction or withholding with respect to which Gazprom has made a payment pursuant to this Clause 6 or obtains any reimbursement from the Trustee pursuant to the terms of the Trust Deed, it shall pay to Gazprom so much of the benefit it received as will leave the Bank in substantially the same position as it would have been had no additional amount been required to be paid by Gazprom pursuant to this Clause 6 or had no reimbursement been paid to the Bank pursuant to the Trust Deed; provided, however, that the question of whether any such benefit has been received, and accordingly, whether any payment should be made to Gazprom, the amount of any such payment and the timing of any such payment, shall be determined solely by the Bank. The Bank shall have the absolute discretion whether, and in what order and manner, it claims any credits or refunds available to it, and the Bank shall in no circumstances be obliged to disclose to Gazprom any information regarding its tax affairs or computations, provided that the Bank shall notify Gazprom of any tax credit or allowance or other reimbursement it receives from the Trustee pursuant to the Trust Deed.

6.5 Mitigation

If at any time either party hereto becomes aware of circumstances which would or might, then or thereafter, give rise to an obligation on the part of Gazprom to make any deduction, withholding or payment as described in sub-Clauses 6.2 or 6.3, then, without in any way limiting, reducing or otherwise qualifying the Bank's rights, or Gazprom's obligations, under such Clauses, such party shall promptly upon becoming aware of such circumstances notify the other party, and, thereupon the parties shall consider and consult with each other in good faith with a view to finding, agreeing upon and implementing a method or methods by which any such obligation may be avoided or mitigated and, to the extent that both parties can do so without taking any action which in the reasonable opinion of such party is prejudicial to its own position, take such reasonable steps as may be reasonably available to it to

avoid such obligation or mitigate the effect of such circumstances. Gazprom agrees to reimburse the Bank for all properly incurred costs and expenses (including but not limited to legal fees) incurred by the Bank in connection with this Clause.

7 Conditions Precedent

7.1 Documents to be Delivered

The obligation of the Bank to make the Advance shall be subject to the receipt by the Bank on or prior to the Closing Date of an executed copy of each of the following documents, each (other than the document referred to in sub-Clause 7.1.4 below) dated the Closing Date, in the Agreed Form:

7.1.1 An opinion of Cleary, Gottlieb, Steen and Hamilton, Moscow, counsel to Gazprom, regarding issues of Russian law.

7.1.2 An opinion of Linklaters regarding issues of English law and Russian law.

7.1.3 An opinion of Linklaters Oppenhoff & Rädler regarding issues of German law.

7.1.4 A letter from PricewaterhouseCoopers regarding certain tax matters.

7.1.5 Evidence that the persons mentioned in sub-Clause 14.10.6 hereof have agreed to receive process in the manner specified therein.

7.2 Further Conditions

The obligation of the Bank to make the Advance shall be subject to the further conditions precedent that as of the Closing Date (a) the representations and warranties made and given by Gazprom in Clause 9 shall be true and accurate as if made and given on the Closing Date with respect to the facts and circumstances then existing, (b) no event shall have occurred and be continuing that constitutes, or that, with the giving of notice or the lapse of time, or both, would constitute, an Event of Default, (c) Gazprom shall not be in breach of any of the terms, conditions and provisions of this Agreement, (d) the Subscription Agreement, the Trust Deed and the Paying Agency Agreement shall have been executed and delivered, and the Bank shall have received the full amount of the proceeds of the issue of the Notes pursuant to the Subscription Agreement and (e) the Bank shall have received in full the amount referred to in sub-Clause 3.2 above.

8 Change in Law or Banking Practices; Increase in Cost

8.1 Compensation

In the event that after the date of this Agreement there is any change in or introduction of any tax, law, regulation, regulatory requirement or official directive (whether or not having the force of law but, if not having the force of law, the observance of which is in accordance with the generally accepted financial practice of financial institutions in the country concerned) or in the interpretation or application thereof by any person charged with the administration thereof and/or any compliance by the Bank in respect of the Loan or the Facility with any request, policy or guideline (whether or not having the force of law but, if not having the force of law, the observances of which is in accordance with the generally accepted financial practice of financial institutions in the country concerned) from or of any central or other fiscal, monetary or other authority, agency or any official of any such authority, which:

8.1.1 subjects or will subject the Bank to any Taxes with respect to payments of principal of or interest on the Loan or any other amount payable under this Agreement (other than any Taxes payable by the Bank on its overall net income or any Taxes referred to in sub-Clauses 6.2 or 6.3); or

8.1.2 increases or will increase the taxation of or changes or will change the basis of taxation of payments to the Bank of principal of or interest on the Loan or any other amount payable under this Agreement (other than any such increase or change which arises by reason of any increase in the rate of tax payable by the Bank on its overall net income or as a result of any Taxes referred to in sub-Clauses 6.2 or 6.3); or

8.1.3 imposes, modifies, or deems applicable any capital adequacy, reserve or deposit requirements attributable to this Agreement or to a class of business or transaction which, in the reasonable opinion of the Bank, includes this Agreement, against assets held by, or deposits in or for the amount of, or credit extended by an office of the Bank; provided, however, that the foregoing

shall not include any increase in the rate of tax payable on the overall net income of the Bank as a result of any change in the manner in which the Bank is required to allocate resources to this Agreement; or

8.1.4 imposes or will impose on the Bank any other condition affecting this Agreement, the Facility or the Loan,

and if as a result of any of the foregoing:

(i) the cost to the Bank of making, funding or maintaining the Loan or the Facility is increased; or

(ii) the amount of principal, interest or other amount payable to or received by the Bank hereunder is reduced; or

(iii) the Bank makes any payment or foregoes any interest or other return on or calculated by reference to the gross amount of any sum receivable by it from Gazprom hereunder or makes any payment or foregoes any interest or other return on or calculated by reference to the gross amount of the Loan, then subject to the following, and in each such case:

(A) the Bank shall, as soon as practicable after becoming aware of such increased cost, reduced amount or payment made or foregone, give written notice to Gazprom, together with a certificate signed by two authorised officials of the Bank describing in reasonable detail the introduction or change or request which has occurred and the country or jurisdiction concerned and the nature and date thereof and demonstrating the connection between such introduction, change or request and such increased cost, reduced amount or payment made or foregone, and setting out in reasonable detail the basis on which such amount has been calculated, and all relevant supporting documents evidencing the matters set out in such notes; and

(B) Gazprom, in the case of clauses (i) and (iii) above, shall on demand by the Bank, pay to the Bank such additional amount as shall be necessary to compensate the Bank for such increased cost, and, in the case of clause (ii) above, at the time the amount so reduced would otherwise have been payable, pay to the Bank such additional amount as shall be necessary to compensate the Bank for such reduction, payment or foregone interest or other return; provided, however, that in the case of sub-Clause 8.1.3 above (relating to a class of business or transaction which, in the reasonable opinion of the Bank, includes this Agreement), the amount of such increased cost shall be deemed not to exceed an amount equal to the proportion thereof which is directly attributable to this Agreement,

provided that this sub-Clause 8.1 will not apply to or in respect of any matter for which the Bank has already been compensated under sub-Clauses 6.2 or 6.3.

8.2 Mitigation

In the event that the Bank becomes entitled to make a claim pursuant to sub-Clause 8.1, the Bank shall consult in good faith with Gazprom and shall use reasonable efforts (based on the Bank's reasonable interpretation of any relevant tax, law, regulation, requirement, official directive, request, policy or guideline) to reduce, in whole or in part, Gazprom's obligations to pay any additional amount pursuant to such sub-Clause, except that nothing in this sub-Clause 8.2 shall obligate the Bank to incur any costs or expenses in taking any action which, in the reasonable opinion of the Bank, is prejudicial to its interests.

9 Representations and Warranties

9.1 Gazprom's Representations and Warranties

Gazprom represents and warrants to the Bank as follows, to the intent that such shall form the basis of this Agreement and shall remain in full force and effect at the date hereof and shall be deemed to be repeated by Gazprom on the Closing Date:

9.1.1 Gazprom is duly organised and incorporated and validly existing under the laws of the Russian Federation and has the power and legal right to own its property, to conduct its business as

currently conducted and to enter into and to perform its obligations under this Agreement and to borrow the Advance; Gazprom has taken all necessary corporate, legal and other action required to authorise the borrowing of the Advance on the terms and subject to the conditions of this Agreement and to authorise the execution and delivery of this Agreement and all other documents to be executed and delivered by it in connection with this Agreement, and the performance of this Agreement in accordance with its terms.

9.1.2 This Agreement has been duly executed and delivered by Gazprom and constitutes a legal, valid and binding obligation of Gazprom enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally, and subject, as to enforceability, (i) to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law); (ii) with respect to the enforceability of a judgment whether there is a treaty in force relating to the mutual recognition of foreign judgments; and (iii) to the fact that the gross-up provisions contained in sub-Clause 6.2 or 6.3 may not be enforceable under Russian law.

9.1.3 The execution, delivery and performance of this Agreement by Gazprom will not conflict with or result in any breach or violation of (i) any law or regulation or any order of any governmental, judicial or public body or authority in the Russian Federation, (ii) the constitutive documents, rules and regulations of Gazprom or (iii) any agreement or other undertaking or instrument to which Gazprom is a party or which is binding upon Gazprom or any of its assets, nor result in the creation or imposition of any Encumbrance on any of its assets pursuant to the provisions of any such agreement or other undertaking or instrument.

9.1.4 All consents, authorisations or approvals of, or filings with, any governmental, judicial and public bodies and authorities of the Russian Federation required by Gazprom in connection with the execution, delivery, performance, legality, validity, enforceability, and admissibility in evidence of this Agreement have been obtained or effected and are in full force and effect.

9.1.5 No event has occurred that constitutes, or that, with the giving of notice or the lapse of time, or both, would constitute, an Event of Default or a default under any agreement or instrument evidencing any Financial Indebtedness of Gazprom, and no such event will occur upon the making of the Advance.

9.1.6 There are no judicial, arbitral or administrative actions, proceedings or claims pending or, to the knowledge of Gazprom, threatened, against Gazprom or any of its Principal Subsidiaries, the adverse determination of which could have a Material Adverse Effect.

9.1.7 Except for Encumbrances of the types referred to in the definition of Permitted Encumbrances in sub-Clause 1.1 hereof, Gazprom and each of its Principal Subsidiaries has the right of ownership (as that expression is defined under the laws of the Russian Federation) to its property free and clear of all Encumbrances which if created could have a Material Adverse Effect and Gazprom's obligations under the Loan rank at least *pari passu* with all its other unsecured and unsubordinated Financial Indebtedness (apart from any obligations mandatorily preferred by law).

9.1.8 The most recent audited consolidated financial statements of Gazprom:

(i) were prepared in accordance with IAS, as consistently applied; and

(ii) save as disclosed therein, present fairly in all material respects the assets and liabilities as at that date and the results of operations of Gazprom during the relevant financial year.

9.1.9 There has been no material adverse change since 30 September 2002 in the financial condition, results of business operations or prospects of Gazprom or the Group taken as a whole.

9.1.10 The execution, delivery and enforceability of this Agreement is not subject to any tax, duty, fee or other charge, including, without limitation, any registration or transfer tax, stamp duty or similar levy, imposed by or within the Russian Federation or any political subdivision or taxing authority thereof or therein.

9.1.11 Neither Gazprom nor its property has any right of immunity from suit, execution, attachment or other legal process on the grounds of sovereignty or otherwise in respect of any action or proceeding relating in any way to this Agreement.

9.1.12 Gazprom is in compliance in all material respects with all applicable provisions of law except where failure to be so in compliance would not have a Material Adverse Effect.

9.1.13 Neither Gazprom, nor any of its Principal Subsidiaries has taken any corporate action nor, to the best of the knowledge and belief of Gazprom, have any other steps been taken or legal proceedings been started or threatened in writing against Gazprom or any of its Principal Subsidiaries for its bankruptcy, winding-up, dissolution, external administration or re-organisation (whether by voluntary arrangement, scheme of arrangement or otherwise) or for the appointment of a receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of its or of any or all of its assets or revenues.

9.1.14 There are no strikes or other employment disputes against Gazprom which are pending or, to Gazprom's knowledge, threatened in writing which could have a Material Adverse Effect.

9.1.15 In any proceedings taken in the Russian Federation in relation to this Agreement, the choice of English law as the governing law of this Agreement and any arbitration award obtained in England pursuant to Clause 14.10 in relation to this Agreement will be recognised and enforced in the Russian Federation after compliance with the applicable procedural rules and all other legal requirements in Russia.

9.1.16 Under the laws of the Russian Federation, it will not, subject to sub-Clause 10.7.1, be required to make any deduction or withholding from any payment it may make hereunder.

9.1.17 Its execution of this Agreement constitutes, and its exercise of its rights and performance of its obligations thereunder will constitute, private and commercial acts done and performed for private and commercial purposes.

9.1.18 It has no overdue tax liabilities which could have a Material Adverse Effect other than those which it has disclosed to the Bank prior to the date hereof or which it is contesting in good faith.

9.1.19 All licences, consents, examinations, clearances, filings, registrations and authorisations which are or may be necessary to enable Gazprom and any of its Principal Subsidiaries to own its assets and carry on its business are in full force and effect and, if not, the absence of which could have a Material Adverse Effect.

9.1.20 With respect to the offer and sale of the Notes pursuant to the Subscription Agreement:

(i) neither Gazprom nor any of its affiliates, nor any person acting on its or their behalf (i) has made offers or sales of any security, or solicited offers to buy, or otherwise negotiated in respect of, any security, under circumstances that would require the registration of the Notes or the Loan (collectively, the "**Securities**") under the U.S. Securities Act of 1933 (the "**Securities Act**"); or (ii) has engaged in any form of general solicitation of general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Securities in the United States; and

(ii) neither Gazprom nor any of its affiliates (as defined in Rule 405 under the Securities Act), nor any person acting on its or their behalf (i) has engaged or will engage in any directed selling efforts (as defined in Regulations S under the Securities Act ("**Regulation S**")) and Gazprom, its Affiliates and any persons acting on its or their behalf have complied and will comply with the offering restrictions requirement of Regulation S.

9.1.21 Gazprom, and each of its Principal Subsidiaries, is in compliance with all Environmental Law except where failure to do so could not have a Material Adverse Effect.

9.2 Bank's Representations and Warranties

The Bank represents and warrants to Gazprom as follows:

9.2.1 The Bank is duly incorporated under the laws of and is a resident for German taxation purposes in the Federal Republic of Germany and has full power and capacity to execute this Agreement, the Trust Deed, the Paying Agency Agreement and the Subscription Agreement and to undertake and perform the obligations expressed to be assumed by it herein and therein and the Bank has taken all necessary action to approve and authorise the same.

9.2.2 The execution of this Agreement, the Trust Deed, the Paying Agency Agreement and the Subscription Agreement and the undertaking and performance by the Bank of the obligations expressed to be assumed by it herein and therein will not conflict with, or result in a breach of or default under, the laws of the Federal Republic of Germany or the constitutive documents, rules and regulations of the Bank or any agreement or instrument to which it is a party or by which it is bound or in respect of indebtedness in relation to which it is a surety.

9.2.3 This Agreement, the Trust Deed, the Paying Agency Agreement and the Subscription Agreement constitute legal, valid and binding obligations of the Bank.

9.2.4 All authorisations, consents and approvals required by the Bank for or in connection with the execution of this Agreement, the Trust Deed, the Paying Agency Agreement and the Subscription Agreement, the performance by the Bank of the obligations expressed to be undertaken by it herein and therein have been obtained and are in full force and effect.

10 Covenants

10.1 Negative Pledge

So long as any amount remains outstanding hereunder, neither Gazprom nor any Principal Subsidiary will create or permit to subsist any Encumbrance (other than a Permitted Encumbrance) upon or in respect of any of its undertakings, property, income, assets or revenues, present or future, to secure any Financial Indebtedness unless, at the same time or prior thereto, Gazprom's obligations hereunder are secured equally and rateably therewith or benefit from such other security or other arrangement, as the case may be, in each case to the satisfaction of the Trustee.

10.2 Maintenance of Authorisations

So long as any amount remains outstanding hereunder, Gazprom shall take all necessary action to obtain, and do or cause to be done all things reasonably necessary to ensure the continuance of, all consents, licences, approvals and authorisations, and make or cause to be made all registrations, recordings and filings, which may at any time be required to be obtained or made in the Russian Federation for the execution, delivery or performance of this Agreement or for the validity or enforceability thereof.

10.3 Mergers

So long as any amount remains outstanding hereunder, Gazprom shall not, without the prior written consent of the Bank, enter into any reorganisation (whether by way of a merger, accession, division, separation or transformation, as these terms are construed by applicable Russian legislation), or participate in any other type of corporate reconstruction and Gazprom shall ensure that no Principal Subsidiary enter into any reorganisation (whether by way of a merger, accession, division, separation or transformation as these terms are construed by applicable Russian legislation), or participate in any other type of corporate reconstruction if such reorganisation or other type of corporate reconstruction could have a material adverse effect on Gazprom's ability to perform its obligations under this Agreement or the validity or enforceability of this Agreement or the rights or remedies of the Bank under this Agreement.

10.4 Disposals

So long as any amount remains outstanding hereunder, Gazprom shall not and Gazprom shall ensure that no member of the Group shall, without the prior written consent of the Bank, (disregarding (i) sales of stock in trade in the ordinary course of business and assignments of or other arrangements over the rights or revenues arising from contracts for the sale of gas, gas condensate, crude oil or any other hydrocarbon products, (ii) any lease or related transaction and (iii) dispositions of assets or rights not related to the extraction, production, transportation, marketing or supply of gas) sell, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), the whole or any part of its revenues or its assets (which for the avoidance of doubt excludes payments of cash, or other consideration, for the acquisition of any asset on normal commercial terms) which have the aggregate value in excess of U.S.$1,000,000,000 or the equivalent thereof to a person that is not a member of the Group.

10.5 Maintenance of Property

So long as any amount remains outstanding hereunder, Gazprom and any Principal Subsidiaries will cause all property used in the carrying on by it of its business for the time being to be kept in good repair

and working order as, in the judgment of Gazprom or any Principal Subsidiary, may be reasonably necessary so that the business may be carried on and the failure to keep such property in such condition would have a Material Adverse Effect.

10.6 Payment of Taxes and Other Claims

So long as any amount remains outstanding hereunder, Gazprom shall pay or discharge or cause to be paid or discharged, before the same shall become overdue, all taxes, assessments and governmental charges levied or imposed upon, or upon the income, profits or property of Gazprom; provided that Gazprom shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim (a) whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IAS as consistently applied or other appropriate provision has been made or (b) whose amount, together with all such other unpaid or undischarged taxes, assessments, charges and claims, does not in the aggregate exceed U.S.$100,000,000.

10.7 Withholding Tax Exemption

10.7.1 The Bank shall use its best endeavours to provide Gazprom no later than 10 Business Days before the first Interest Payment Date (and thereafter as soon as possible at the beginning of each calendar year but not later than 10 Business Days prior to the first Interest Payment Date in that year) with the certificate, issued and certified by the competent German authorities, as the case may be, confirming that the Bank is resident in Germany, provided that the Bank shall not be liable for any failure to provide, or any delays in providing, such residency certificate as a result of any action or inaction of the competent German authorities, but shall notify Gazprom without delay about any such failure or delay with a written description of the actions taken by the Bank to obtain such residency certificate. In the event that the Bank has not complied with its duty to use best endeavours as set out in this sub-Clause, Gazprom has a right of recourse against the Bank in respect of such non-compliance.

10.7.2 Gazprom and the Bank agree that, should the Russian legislation regulating the procedure for obtaining an exemption from Russian income tax withholding change then the procedure referred to in sub-Clause 10.7.1 will be deemed changed accordingly.

10.8 Maintenance of Insurance

So long as any amount remains outstanding hereunder, Gazprom and any Principal Subsidiary shall keep those of their properties which are of an insurable nature insured with insurers who implement good business practices and are believed by Gazprom or such Principal Subsidiary, as the case may be, to be responsible against loss or damage to the extent that property of similar character is usually so insured by corporations in the same jurisdictions similarly situated.

10.9 Reports

10.9.1 So long as any amount remains outstanding hereunder, Gazprom will furnish to the Bank commencing with the year ending 31 December 2001, within 9 months of the relevant year-end audited annual financial statements prepared in accordance with IAS as consistently applied, including a report thereon by Gazprom's certified independent accountants.

10.9.2 On each Interest Payment Date, Gazprom shall deliver to the Bank a written notice in the form of an Officers' Certificate stating whether any Potential Event of Default or Event of Default has occurred and, if it has occurred and shall be continuing, what action Gazprom is taking or proposes to take with respect thereto.

10.9.3 Gazprom will on request of the Bank provide the Bank with such further information, other than information which Gazprom determines in good faith to be confidential, about the business and financial condition of Gazprom and its Subsidiaries as the Bank may require (including pursuant to Clauses 14.5 and 14.12 of the Trust Deed).

10.10 Compliance with Terms of Trust Deed

The Bank agrees that it will observe and comply with its obligations set out in the Trust Deed and will not agree to any amendment to the terms of such Trust Deed without prior consultation, if reasonably practicable, with Gazprom. In addition, the Bank agrees that it will only exercise its power to appoint a new Trustee pursuant to Clause 26.1 of the Trust Deed with the consent of Gazprom (such consent not to be unreasonably withheld or delayed).

11 Events of Default

11.1 Events of Default

If one or more of the following events of default (each, an "**Event of Default**") shall occur and be continuing, the Bank shall be entitled to the remedies set forth in sub-Clause 11.3:

11.1.1 Gazprom fails to pay within three Business Days any amount payable hereunder as and when such amount becomes payable in the currency and in the manner specified herein, provided that such default will not be an Event of Default if (i) it occurs by reason only of administrative or technical difficulties affecting the transfer of the funds due from Gazprom, (ii) Gazprom issued the appropriate transfer and payment instructions in sufficient time to permit the transfer and payment of the amount due to be made on its due date and (iii) the Bank receives from Gazprom that amount within six Business Days after the due date for payment.

11.1.2 Gazprom fails to perform or observe any of its other obligations under this Agreement and (except where in any such case that failure is not capable of remedy when no such notices as is hereinafter mentioned will be required) that failure continues for the period of 30 days (or such longer period as the Bank may permit) next following the submission by the Bank to Gazprom of notice in writing requesting the same to be remedied.

11.1.3 Any representation or warranty of Gazprom or any statement deemed to be made by Gazprom in this Agreement or in any other document, certificate or notice delivered to the Bank in connection with this Agreement or the issue of Notes proves to have been inaccurate, incomplete or misleading in any material respect at the time it was made or repeated or deemed to have been made or repeated.

11.1.4 Gazprom or any Principal Subsidiary (i) fails to pay any of its Financial Indebtedness as and when such Financial Indebtedness becomes payable, taking into account any applicable grace period or (ii) fails to perform or observe any covenant or agreement to be performed or observed by it contained in any other agreement or in any instrument evidencing any of its Financial Indebtedness if, as a result of such failure, any other party to such agreement or instrument is entitled to exercise, and has not irrevocably waived, the right to accelerate the maturity of any amount owing thereunder; provided, that the total amount of such Financial Indebtedness unpaid or capable of being accelerated exceeds U.S.$20,000,000 (or its equivalent in another currency); provided however that this sub-Clause 11.1.4 shall not apply to foreign currency Financial Indebtedness owed to Russian Persons.

11.1.5 Gazprom or any Principal Subsidiary commences negotiations with its creditors generally with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors generally; provided that in the case of a Principal Subsidiary the same could have a Material Adverse Effect.

11.1.6 Gazprom or any Principal Subsidiary takes any corporate action or any order is made by a competent court for its winding-up, dissolution, external administration or re-organisation whether by way of voluntary arrangement, scheme of arrangement or otherwise or for the appointment of a liquidator, receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of all or a material part of its revenues and assets.

11.1.7 Gazprom or any Principal Subsidiary (i) fails or is unable to pay its debts generally as they become due or (ii) commences a voluntary case in bankruptcy or any other action or proceeding for any other relief under any law affecting creditors' rights as is similar to bankruptcy law, or (iii) a bankruptcy (insolvency) petition in respect of Gazprom or any Principal Subsidiary is accepted by any competent court and bankruptcy proceedings are initiated by such competent court, or any action is brought in and accepted by any competent court for the liquidation of Gazprom or any Principal Subsidiary or a Russian federal law that provides for the liquidation of Gazprom as operator of the Unified Gas Supply System is adopted and comes into effect.

11.1.8 Any governmental authorisation necessary for the performance of any obligation of Gazprom under this Agreement fails to be in full force and effect.

11.1.9 Any governmental authority or court takes any action that has a material adverse effect on Gazprom's ability to perform its obligations under this Agreement or the validity or enforceability of this Agreement or the rights or remedies of the Bank under this Agreement.

11.1.10 Any execution or distress is levied against, or an encumbrancer takes possession of, the whole or any material part of, the assets of Gazprom or any event occurs which under the laws of any jurisdiction has a similar or analogous effect and the same could have a Material Adverse Effect unless such execution, distress, enforcement of an Encumbrance or similar or analogous event is being contested in good faith by Gazprom and is not removed, paid out, stayed or discharged within 30 days of such execution, distress being levied, taking of possession or similar or analogous act, as the case may be.

11.1.11 The aggregate amount of unsatisfied final judgments, decrees or orders of courts of competent jurisdiction or other appropriate and competent law-enforcement bodies for the payment of money against Gazprom and its Principal Subsidiaries in the aggregate exceeds U.S.$25,000,000, or the equivalent thereof in any other currency or currencies and there is a period of 30 days following the entry thereof during which such judgment, decree or order is not appealed, discharged, waived or the execution thereof stayed and such default continues for ten days after the notice specified in sub-Clause 11.2.

11.1.12 Any seizure, compulsory acquisition, expropriation, nationalisation or renationalisation after the date of this Agreement by or under the authority of a government authority of all or part (the book value of which is fifteen per cent. (15 per cent.) or more of the book value of the whole) of the assets or all or more than fifteen per cent. (15 per cent.) of the voting or non-voting shares of Gazprom or any Principal Subsidiary is made by any person.

11.1.13 Gazprom or any of its Principal Subsidiaries ceases to carry on the principal business it carries on at the date hereof.

11.1.14 At any time it is or becomes unlawful for Gazprom to perform or comply with any or all of its obligations under this Agreement or any of such obligations (subject as provided in sub-Clause 9.1.2) are not, or cease to be, legal, valid, binding and enforceable.

11.1.15 Any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs.

11.2 Notice of Default

Gazprom shall deliver to the Bank and the Trustee, within 30 days after becoming aware thereof, written notice of any event which is a Potential Event of Default or an Event of Default, its status and what action Gazprom is taking or proposes to take with respect thereto.

11.3 Default Remedies

If any Event of Default shall occur and be continuing, the Bank may, by notice in writing to Gazprom, (a) declare the obligations of the Bank hereunder to be immediately terminated, whereupon such obligations shall terminate, and (b) declare all amounts payable hereunder by Gazprom that would otherwise be due after the date of such termination to be immediately due and payable, whereupon all such amounts shall become immediately due and payable, all without diligence, presentment, demand of payment, protest or notice of any kind, which are expressly waived by Gazprom; provided, however, that if any event of any kind referred to in sub-Clause 11.1.7 occurs, the obligations of the Bank hereunder shall immediately terminate, and all amounts payable hereunder by Gazprom that would otherwise be due after the occurrence of such event shall become immediately due and payable, all without diligence, presentment, demand of payment, protest or notice of any kind, which are especially waived by Gazprom.

11.4 Rights Not Exclusive

The rights provided for herein are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided by law.

12 Indemnity

12.1 Indemnification

Gazprom undertakes to the Bank that if the Bank, each director, officer, employee or agent (other than the Principal Paying Agent or any of the Paying Agents) of the Bank (each an "**Indemnified Party**") incurs any loss, liability, cost, claim, charge, expense (including all legal fees properly incurred) demand or damage (a "**Loss**") which may be properly incurred in respect of this Agreement (or enforcement thereof), and/or the issuance, constitution, sale, listing and/or enforcement of the Notes and/or the Notes being outstanding (excluding a Loss that is the subject of the undertakings contained in Clauses 8 and 13

and sub-Clause 14.6 of this Agreement (it being understood that the Bank may not recover twice in respect of the same Loss)) Gazprom shall pay to the Indemnified Party on demand an amount equal to such Loss (as evidenced by an invoice distributed to Gazprom by the Bank in accordance with sub-Clause 14.4) unless, in any such case, such Loss was either caused by such Indemnified Parties' negligence or wilful misconduct or arise out of a breach of the representations and warranties of the Bank contained in the First Schedule to the Subscription Agreement; provided that this sub-Clause 12.1 will not apply to or in respect of any Taxes with respect to payments of principal and interest on the Loan or any other amount payable under this Agreement.

12.2 Independent Obligation

Sub-Clause 12.1 constitutes a separate and independent obligation of Gazprom from its other obligations under or in connection with this Agreement or any other obligations of Gazprom in connection with the issuance of the Notes by the Bank and shall not affect, or be construed to affect, any other provision of this Agreement or any such other obligations.

12.3 Evidence of Loss

A certificate of the Bank setting forth the amount of losses, expenses and liabilities described in sub-Clause 12.1 and specifying in full detail the basis therefor shall be prima facie evidence of the amount of such losses, expenses and liabilities.

12.4 Survival

The obligations of Gazprom pursuant to sub-Clauses 6.2, 6.3 and 12.1 shall survive the execution and delivery of this Agreement, the drawdown of the Facility and the repayment of the Loan, in each case by Gazprom.

13 Expenses

13.1 Reimbursement of Front-end Expenses for the Extension of the Loan by the Bank

Gazprom shall, pursuant to sub-Clause 3.2 hereof, reimburse the Bank in Dollars for all reasonable costs and expenses incurred by the Bank in connection with the negotiation, preparation and execution of this Agreement and all related documents, the Notes and all related documents, including, without limitation, the fees and expense of its counsel.

13.2 Payment of Ongoing Expenses

In addition, Gazprom hereby agrees to pay to the Bank on demand in Dollars all ongoing commissions, costs, fees and expenses (including, without limitation, enforcement costs), payable by the Bank under or in respect of this Agreement, the Subscription Agreement, the Paying Agency Agreement, the Trust Deed and the Trustee Side Letter. Gazprom shall also pay the Bank for any indemnification or other payment obligations of the Bank under or in respect of the Paying Agency Agreement, the Trust Deed and/or the Trustee Side Letter (other than the obligation of the Bank to make payments of principal, interest or additional amounts in respect of the Notes). Payments to the Bank referred to in this sub-Clause 13.2 shall be made by Gazprom at least two Business Days before the relevant payment is to be made or expense incurred.

14 General

14.1 Evidence of Debt

The entries made in the account referred to in sub-Clause 6.1 shall, in the absence of manifest error, constitute prima facie evidence of the existence and amounts of Gazprom's obligations recorded therein.

14.2 Stamp Duties

14.2.1 Gazprom shall pay all stamp, registration and documentary taxes or similar charges (if any) imposed on Gazprom by any person in the Russian Federation or the Federal Republic of Germany which may be payable or determined to be payable in connection with the execution, delivery, performance, enforcement, or admissibility into evidence of this Agreement and shall indemnify the Bank against any and all costs and expenses which may be incurred or suffered by the Bank with respect to, or resulting from, delay or failure by Gazprom to pay such taxes or similar charges.

14.2.2 Gazprom agrees that if the Bank incurs a liability to pay any stamp, registration and documentary taxes or similar charges (if any) imposed by any person in the Russian Federation or the Federal Republic of Germany which may be payable or determined to be

payable in connection with the execution, delivery, performance, enforcement, or admissibility into evidence of this Agreement, Gazprom shall reimburse the Bank on demand an amount equal to such stamp or other documentary taxes or duties and shall indemnify the Bank against any and all costs and expenses which may be incurred or suffered by the Bank with respect to, or resulting from, delay or failure by Gazprom to procure the payment of such taxes or similar charges.

14.3 Waivers

No failure to exercise and no delay in exercising, on the part of the Bank or Gazprom, any right, power to privilege hereunder and no course of dealing between Gazprom and the Bank shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights, or remedies provided by applicable law.

14.4 Notices

All notices, requests, demands or other communications to or upon the respective parties hereto shall be given or made in the English language by telex or otherwise in writing and shall be deemed to have been duly given or made at the time of delivery, if delivered by hand or courier or if sent by facsimile transmission or by airmail, to the party to which such notice, request, demand or other communication is required or permitted to be given or made under this Agreement addressed as follows:

14.4.1 if to Gazprom:

OAO Gazprom
16 Nametkina Street
117884 Moscow
Russian Federation

Telecopier: (7 095) 719 8352
Attention: Corporate Finance Department

14.4.2 if to the Bank:

Morgan Stanley Bank AG
Junghofstrasse 13-15
60311 Frankfurt am Main
Federal Republic of Germany

Telecopier: (49) 69 2166 2399
Attention: New Issues Operations

or to such other address or telecopier number as any party may hereafter specify in writing to the other.

14.5 Assignment

14.5.1 This Agreement shall inure to the benefit of and be binding upon the parties, their respective successors and any permitted assignee or transferee of some or all of a party's rights or obligations under this Agreement. Any reference in this Agreement to any party shall be construed accordingly and, in particular, references to the exercise of rights and discretions by the Bank, following the enforcement of the security and/or assignment referred to in sub-Clause 14.5.3 below, shall be references to the exercise of such rights or discretions by the Trustee (as Trustee). Notwithstanding the foregoing, the Trustee shall not be entitled to participate in any discussions between the Bank and Gazprom or any agreements of the Bank or Gazprom pursuant to sub-Clauses 6.4 or 6.5 or Clause 8.

14.5.2 Gazprom shall not assign or transfer all or any part of its rights or obligations hereunder to any other party.

14.5.3 The Bank may not assign or transfer, in whole or in part, any of its rights and benefits or obligations under this Agreement except (i) the charge by way of first fixed charge granted by the Bank in favour of the Trustee (as Trustee) of the Bank's rights and benefits under this Agreement and (ii) the absolute assignment by the Bank to the Trustee of certain rights, interests and benefits under this Agreement, in each case, pursuant to Clause 4.2 of the Trust Deed.

14.6 Currency Indemnity

To the fullest extent permitted by law, the obligation of Gazprom in respect of any amount due in Dollars under this Agreement shall, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in Dollars that the Bank may, in accordance with normal banking procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Business Day immediately following the day on which the Bank receives such payment. If the amount in Dollars that may be so purchased for any reason falls short of the amount originally due (the "**Due Amount**"), Gazprom hereby agrees to indemnify and hold harmless the Bank against any deficiency in Dollars. Any obligation of Gazprom not discharged by payment in Dollars shall, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided herein, shall continue in full force and effect. If the amount in Dollars that may be purchased exceeds that Due Amount the Bank shall promptly pay the amount of the excess to Gazprom.

14.7 Prescription

Subject to the Bank having received the principal amount thereof or interest thereon from Gazprom, the Bank shall forthwith repay to Gazprom the principal amount or the interest amount thereon, respectively, of any Notes upon such Notes becoming void pursuant to Condition 11 of the Notes.

14.8 Contracts (Rights of Third Parties) Act 1999

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

14.9 Choice of Law

This Agreement shall be governed by, and construed in accordance with, the laws of England.

14.10 Jurisdiction

14.10.1 For the exclusive benefit of the other party, each of Gazprom and the Bank hereby irrevocably agrees that the courts of England shall have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that accordingly any suit, action or proceeding (collectively, "**Proceedings**") arising out of or in connection with this Agreement may be brought in such courts.

14.10.2 Each of the parties irrevocably waives any objection which it may now or hereafter have to the laying of the venue of any Proceedings in any such court referred to in this Clause 14 and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a final and conclusive judgment in any Proceedings brought in the English courts with competent jurisdiction shall be conclusive and binding and may be enforced in the courts of any other jurisdiction.

14.10.3 Nothing contained in this Agreement shall limit the right of any party to take Proceedings against another party in any other court of competent jurisdiction to the extent permitted by any applicable law, nor shall the taking of Proceedings in connection with this Agreement in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction or in any other court of competent jurisdiction in connection with this Agreement to the extent by any applicable law.

14.10.4 Each of the parties hereby agrees that, at the option of the other party, any dispute, controversy, claim or cause of action brought by any party against another party or arising out of or relating to this Loan Agreement may be settled by arbitration in accordance with the Rules of the London Court of International Arbitration, which rules are deemed to be incorporated by reference into this Clause. The place of arbitration shall be London, England and the language of the arbitration shall be English. The number of arbitrators shall be three, each of whom shall be disinterested in the dispute or controversy, shall have no connection with any party thereto and shall be an attorney experienced in international securities transactions. Each party shall nominate an arbitrator, who, in turn, shall nominate the Chairman of the Tribunal. If a dispute, claim controversy or cause of action shall involve more than two parties, the parties thereto shall attempt to align themselves in two sides (i.e. claimant and respondent) each of which shall appoint an arbitrator as if there were only two sides to

such dispute, claim controversy or cause of action. If such alignment and appointment shall not have occurred within twenty (20) calendar days after the initiating party serves the arbitration demand or if a Chairman has not been selected within thirty (30) calendar days of the selection of the second arbitrator, the Arbitration Court of the London Court of International Arbitration shall appoint the three arbitrators or the Chairman, as the case may be. The parties and the Arbitration Court may appoint arbitrators from among the nationals of any country, whether or not a party is a national of that country. The arbitrators shall have no authority to award punitive or other punitive type damages and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Agreement.

Fees of the arbitration (excluding each party's preparation, travel, attorneys' fees and similar costs) shall be borne in accordance with the decision of the arbitrators. The decision of the arbitrators shall be final, binding and enforceable upon the parties and judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction thereof. In the event that the failure of a party to comply with the decision of the arbitrators requires any other party to apply to any court for enforcement of such award, the non-complying party shall be liable to the other for all costs of such litigation, including reasonable attorneys' fees.

14.10.5 Bank's Process Agent: The Bank agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Morgan Stanley & Co. International Limited, 25 Cabot Square, Canary Wharf, London E14 4QA or its other principal place of business in England for the time being or at any other address for the time being at which process may be served on such person in accordance with Part XXIII of the Companies Act 1985 (as modified or re-enacted from time to time). If such person is not or ceases to be effectively appointed to accept service of process on the Bank's behalf, the Bank shall, on the written demand of Gazprom, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, Gazprom shall be entitled to appoint such a person by written notice to the Bank. Nothing in this Clause shall affect the right of Gazprom to serve process in any other manner permitted by law.

14.10.6 Borrower's Process Agent: Gazprom agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Gazprom (U.K.) Limited at 35 Vine Street, London EC3N 2AA or its other principal place of business in England for the time being or at any other address for the time being at which process may be served on such person in accordance with Part XXIII of the Companies Act 1985 (as modified or re-enacted from time to time). If such person is not or ceases to be effectively appointed to accept service of process on Gazprom's behalf, Gazprom shall, on the written demand of the Bank, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, the Bank shall be entitled to appoint such a person by written notice to Gazprom. Nothing in this Clause shall affect the right of the Bank to serve process in any other manner permitted by law.

14.11 Counterparts

This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same agreement.

14.12 Language

The language which governs the interpretation of this Agreement is the English language.

14.13 Amendments

Except as otherwise provided by its terms, this Agreement may not be varied except by an agreement in writing signed by the parties.

14.14 Partial Invalidity

The illegality, invalidity or unenforceability to any extent of any provision of this Agreement under the law of any jurisdiction shall affect its legality, validity or enforceability in such jurisdiction to such extent only and shall not affect its legality, validity or enforceability under the law of any other jurisdiction, nor the legality, validity or enforceability of any other provision.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the Terms and Conditions of the Notes, which contain summaries of certain provisions of the Trust Deed, and which will be attached to the Notes in definitive form, if any, and (subject to the provisions thereof) apply to the Global Notes.

The U.S.$● ● per cent. Loan Participation Notes due ● (the "**Notes**", which expression includes any further Notes issued pursuant to Condition 15 and forming a single series herewith), without coupons, of Morgan Stanley Bank AG (the "**Bank**") are constituted by a trust deed (the "**Trust Deed**", which expression includes such trust deed as from time to time modified in accordance with the provisions therein contained and any deed or other document expressed to be supplemental thereto, as from time to time so modified) dated ● 2003 and made between the Bank and The Bank of New York (the "**Trustee**", which expression shall include any successors) as trustee for the holders of the Notes (the "**Noteholders**").

The Bank has authorised the creation, issue and sale of the Notes for the sole purpose of financing a U.S.$● ● year loan (the "**Loan**") to Open Joint Stock Company GAZPROM (the "**Borrower**"). The Bank and the Borrower have recorded the terms of the Loan in a loan agreement (the "**Loan Agreement**") dated ● 2003 between the Bank and the Borrower.

In each case where amounts of principal, interest and additional amounts (if any) are stated herein or in the Trust Deed to be payable in respect of the Notes, the obligations of the Bank to make any such payment shall constitute an obligation only to account to the Noteholders on each date upon which such amounts of principal, interest and additional amounts (if any) are due in respect of the Notes, for an amount equivalent to sums of principal, interest and additional amounts (if any) actually received by or for the account of the Bank pursuant to the Loan Agreement.

The Bank has charged by way of first fixed charge in favour of the Trustee certain of its rights and interests as lender under the Loan Agreement (other than any rights and benefits constituting Reserved Rights (as defined in the Trust Deed) as security for its payment obligations in respect of the Notes and under the Trust Deed (the "**Charge**") and has assigned absolutely certain other rights under the Loan Agreement to the Trustee (the "**Loan Administration Assignment**" and together with the Charge, the "**Security Interests**"). In certain circumstances, the Trustee can (subject to it being indemnified and/or secured to its satisfaction) be required by Noteholders holding at least one quarter of the principal amount of the Notes outstanding or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders to exercise certain of its powers under the Trust Deed (including those arising under the Loan Administration Assignment).

Payments in respect of the Notes will be made (subject to the receipt of the relevant funds from the Borrower) pursuant to a paying agency agreement (the "**Agency Agreement**") dated ● 2003 and made between the Bank, The Bank of New York, New York Branch as paying agent and the registrar (the "**Registrar**", which expressions shall include any successors), The Bank of New York, London Branch as the principal paying agent (the "**Principal Paying Agent**") and Kredietbank S.A. Luxembourgeoise as paying agent and transfer agent (the "**Transfer Agent**"), which expressions shall include any successors, the Borrower and the Trustee.

Copies of the Trust Deed, the Loan Agreement and the Agency Agreement are available for inspection at the principal office of the Trustee being, at the date hereof, at One Canada Square, London E14 5AL, at the specified office of the Principal Paying Agent and at the specified office of the Paying Agent in Luxembourg.

The statements contained in these Terms and Conditions include summaries or restatements of, and are subject to, the detailed provisions of the Trust Deed, the Loan Agreement (the form of which is scheduled to and incorporated in the Trust Deed) and the Agency Agreement. Noteholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions thereof.

1 Status

The sole purpose of the issue of the Notes is to provide the funds for the Bank to finance the Loan. The Notes constitute the obligation of the Bank to apply the proceeds from the issue of the Notes solely for financing the Loan and to account to the Noteholders for an amount equivalent to sums of principal, interest and additional amounts (if any) actually received by or for the account of the Bank pursuant to the Loan Agreement.

The Trust Deed provides that payments in respect of the Notes equivalent to the sums actually received by or for the account of the Bank by way of principal, interest or additional amounts (if any) pursuant to the Loan Agreement will be made pro rata among all Noteholders, on the date of, and in the currency of, and subject to the conditions attaching to, the equivalent payment pursuant to the Loan Agreement. The Bank shall not be liable to make any payment in respect of the Notes other than as expressly provided herein and in the Trust Deed. As provided therein, the Bank shall be under no obligation to exercise in favour of the Noteholders any rights of set-off or of banker's lien or to combine accounts or counterclaim that may arise out of other transactions between the Bank and the Borrower.

Noteholders have notice of, and have accepted, these Terms and Conditions and the contents of the Trust Deed and the Loan Agreement, and have hereby accepted that:

1.1 neither the Bank nor the Trustee makes any representation or warranty in respect of, or shall at any time have any responsibility for, or, save as otherwise expressly provided in the Trust Deed or in paragraph 1.6 below, liability or obligation in respect of the performance and observance by the Borrower of its obligations under the Loan Agreement or the recoverability of any sum of principal or interest (or any additional amounts) due or to become due from the Borrower under the Loan Agreement;

1.2 neither the Bank nor the Trustee shall at any time have any responsibility for, or obligation or liability in respect of, the financial condition, creditworthiness, affairs, status or nature of the Borrower;

1.3 neither the Bank nor the Trustee shall at any time be liable for any representation or warranty or any act, default or omission of the Borrower under or in respect of the Loan Agreement;

1.4 neither the Bank nor the Trustee shall at any time have any responsibility for, or liability or obligation in respect of, the performance and observance by the Principal Paying Agent, any of the Paying Agents, the Registrar or the Transfer Agent of their respective obligations under the Agency Agreement;

1.5 the financial servicing and performance of the terms of the Notes depend solely and exclusively upon performance by the Borrower of its obligations under the Loan Agreement and its covenant, credit and financial standing. The Borrower has represented and warranted to the Bank in the Loan Agreement that the Loan Agreement constitutes a legal, valid and binding obligation of the Borrower; and

1.6 the Bank and the Trustee shall be entitled to rely on self-certification of the Borrower as a means of monitoring whether the Borrower is complying with its obligations under the Loan Agreement and shall not otherwise be responsible for investigating any aspect of the Borrower's performance in relation thereto and, subject as further provided in the Trust Deed, the Trustee will not be liable for any failure to make the usual or any investigations which might be made by a security holder in relation to the property which is the subject of the Trust Deed and held by way of security for the Notes, and shall not be bound to enquire into or be liable for any defect or failure in the right or title of the Bank to the assigned property whether such defect or failure was known to the Trustee or might have been discovered upon examination or enquiry or whether capable of remedy or not, nor will it have any liability for the enforceability of the security created by the Security Interests whether as a result of any failure, omission or defect in registering or filing or otherwise protecting or perfecting such security; the Trustee has no responsibility for the value of such security.

Under the Trust Deed, the obligations of the Bank in respect of the Notes rank *pari passu* and rateably without any preference among themselves.

In the event that the payments under the Loan Agreement are made by the Borrower to, or to the order of, the Trustee or (subject to the provisions of the Trust Deed) the Principal Paying Agent, they will *pro tanto* satisfy the obligations of the Bank in respect of the Notes.

Save as otherwise expressly provided herein and in the Trust Deed, no proprietary or other direct interest in the Bank's right under or in respect of the Loan Agreement or the Loan exists for the benefit of the Noteholders. Subject to the terms of the Trust Deed, no Noteholder will have any entitlement to enforce the Loan Agreement or direct recourse to the Borrower except through action by the Trustee pursuant to the Loan Administration Assignment granted to the Trustee in the Trust Deed. Neither the Bank nor, following the enforcement of the Security Interests created in the Trust Deed, the Trustee shall be required to take proceedings to enforce payment under the Loan Agreement unless it has been indemnified and/or secured by the Noteholders to its satisfaction.

2 Form and Denomination

The Notes are issued in fully registered form, and in the denomination of U.S.$10,000 or integral multiples thereof, without interest coupons; provided that the Rule 144A Notes shall be held in amounts of not less than U.S.$100,000.

3 Register, Title and Transfers

The Registrar will maintain a register (the "**Register**") in respect of the Notes in accordance with the provisions of the Agency Agreement. In these Conditions the "holder" of a Note means the person in whose name such Note is for the time being registered in the Register (or, in the case of a joint holding, the first named thereof) and "Noteholder" shall be construed accordingly. A Note will be issued to each Noteholder in respect of its registered holding.

The holder of each Note shall (except as otherwise required by law) be treated as the absolute owner of such Note for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing on the Note relating thereto (other than the endorsed form of transfer) or any notice of any previous loss or theft of such Note) and no person shall be liable for so treating such holder.

A Note may be transferred upon surrender of the relevant Note, with the endorsed form of transfer duly completed, at the specified office of the Registrar or at the specified office of the Transfer Agent, together with such evidence as the Registrar or the Transfer Agent may reasonably require to prove the title of the transferor and the authority of the individuals who have executed the form of transfer. Where not all the Notes represented by the surrendered Note are the subject of the transfer, a new Note in respect of the balance of the Note will be issued to the transferor.

Subject to the last paragraph of this Condition, within five business days of the surrender of a Note in accordance with the immediately preceding paragraph above, the Registrar will register the transfer in question and deliver a new Note to each relevant holder at its specified office or (at the request and risk of such relevant holder) by uninsured first class mail (airmail if overseas) to the address specified for the purpose by such relevant holder. In this paragraph, "business day" means a day on which commercial banks are open for business (including dealings in foreign currencies) in the city where the Registrar has its specified office.

The transfer of a Note will be effected without charge but against such indemnity as the Registrar may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such transfer.

Noteholders may not require transfers to be registered during the period of 15 days ending on the due date for any payment of principal or interest in respect of the Notes.

4 Restrictive Covenant

As provided in the Trust Deed, so long as any of the Notes remains outstanding (as defined in the Trust Deed), the Bank will not, without the prior written consent of the Trustee, agree to any amendments to or any modification or waiver of, or authorise any breach or proposed breach of, the terms of the Loan Agreement and will act at all times in accordance with any instructions of the Trustee from time to time with respect to the Loan Agreement, except as otherwise expressly provided in the Loan Agreement. Any such amendment, modification, waiver or authorisation made with the consent of the Trustee shall be binding on the Noteholders and, unless the Trustee agrees otherwise, any such amendment or modification shall be notified by the Bank to the Noteholders in accordance with Condition 14.

5 Interest

On each Interest Payment Date the Bank shall account to the Noteholders for an amount equivalent to amounts of interest actually received by or for the account of the Bank pursuant to the Loan Agreement, which interest under the Loan is equal to ● per cent. per annum as set out in Clause 4 of the Loan Agreement. Interest shall continue to accrue on overdue interest at the same rate per annum up to the maximum extent permitted by applicable law.

If interest is required to be calculated for any period of less than a year, it will be calculated on the basis of a year of 360 days consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed.

In this Condition 5, "Interest Payment Date" means ● and ● of each year.

6 Redemption

Unless previously prepaid or repaid, the Borrower will be required to repay the Loan on ● and, subject to such repayment, as set forth in the Loan Agreement, all the Notes then remaining outstanding will on that date be redeemed or repaid by the Bank at 100 per cent. of the principal amount thereof.

If the Loan should become repayable (and be repaid) pursuant to the Loan Agreement prior to ●, as set forth in the Loan Agreement, all Notes then remaining outstanding will thereupon become due and redeemable or repayable at par together with accrued interest (and, subject to the Loan being repaid together with accrued interest, shall be redeemed or repaid) and the Bank will endeavour to give not less than eight days' notice thereof to the Trustee and the Noteholders.

The Bank, subject to the Borrower's written consent (which consent shall not be unreasonably withheld or delayed), may compel any beneficial owner of Notes initially sold pursuant to Rule 144A under the U.S. Securities Act of 1933 (the "**Securities Act**") to sell its interest in such Notes, or may sell such interest on behalf of such holder, if such holder is a U.S. person that is not a qualified institutional buyer (as defined in Rule 144A under the Securities Act) and a qualified purchaser (as defined in Section 2(a)(51) of the U.S. Investment Company Act of 1940).

7 Payments

Payments of principal shall be made by U.S. dollar cheque drawn on, or by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City upon surrender of the relevant Notes at the specified office of the Principal Paying Agent or at the specified office of the Transfer Agent.

Payments of interest shall be made by U.S. dollar cheque drawn on, or by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City and (in the case of interest payable on redemption) upon surrender of the relevant Notes at the specified office of the Principal Paying Agent or at the specified office of the Transfer Agent.

All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations, but without prejudice to the provisions of Condition 8. No commissions or expenses shall be charged to the Noteholders in respect of such payments.

If the due date for payments of interest or principal is not a business day, the holder of a Note shall not be entitled to payment of the amount due until the next following business day and shall not be entitled to any further interest or other payment in respect of any such delay. In this paragraph, "business day" means a day on which the London Interbank Market is open for dealings between banks generally, and if on that day a payment is to be made hereunder, commercial banks generally are open for business in Frankfurt am Main, New York City and in the city where the specified office of the Principal Paying Agent is located.

Each payment in respect of a Note will be made to the person shown as the holder in the Register at the opening of business (in the place of the Registrar's specified office) on the fifteenth day before the due date for such payment.

The Agency Agreement provides that the Bank may at any time, with the prior written approval of the Trustee, vary or terminate the appointment of the Principal Paying Agent or any of the Paying Agents, and appoint additional or other paying agents provided that so long as the Notes are listed on the Luxembourg Stock Exchange (the "**Stock Exchange**") and the rules of the Stock Exchange so require, there will be a paying agent and transfer agent with a specified office in Luxembourg or such other place in accordance with the rules of the Stock Exchange. Any such variation, termination or appointment shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not more than 45 days' and not less than 30 days' notice thereof shall have been given to the Noteholders in accordance with Condition 14.

In addition, if the due date for redemption or repayment of a Note is not an Interest Payment Date, interest accrued from the preceding Interest Payment Date or, as the case may be, from the Closing Date shall be payable only as and when actually received by or for the account of the Bank pursuant to the Loan Agreement.

Save as directed by the Trustee at any time after the security created in the Trust Deed becomes enforceable, the Bank will require the Borrower to make all payments of principal and interest to be made pursuant to the Loan Agreement to the Principal Paying Agent to an account in the name of the Bank. Under the Charge, the Bank will charge by way of first fixed charge all the rights, title and

interest in and to all sums of money then or in the future deposited in such account in favour of the Trustee for the benefit of the Noteholders.

8 Taxation

All payments in respect of the Notes by or on behalf of the Bank will be made without deduction or withholding for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of the Federal Republic of Germany or any authority thereof or therein having the power to tax, unless the deduction or withholding of such taxes or duties is required by law.

In such event, the Bank shall make such additional payments as shall result in the receipt by the Noteholders of such amount as would have been received by them if no such withholding or deduction had been required only to the extent and only at such time as the Bank receives an equivalent payment from the Borrower under the Loan Agreement. To the extent that the Bank does not receive any such equivalent payment from the Borrower, the Bank will account to the relevant Noteholder for an additional amount equivalent to a pro rata proportion of such additional amount (if any) as is actually received by, or for the account of, the Bank pursuant to the Loan Agreement on the date of, in the currency of, and subject to any conditions attaching to the payment of such additional amount to the Bank provided that no such additional amount will be payable:

8.1 to a Noteholder who (a) is able to avoid such deduction or withholding by satisfying any statutory requirements or by making a declaration of non-residence or other claim for exemption to the relevant tax authority; or (b) is liable for such taxes or duties by reason of his having some connection with the Federal Republic of Germany other than the mere holding of such Note or the receipt of payments in respect thereof;

8.2 in respect of a Note presented for payment of principal more than 30 days after the Relevant Date except to the extent that such additional payment would have been payable if such Note had been presented for payment on such 30th day;

8.3 where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

8.4 in respect of a Note presented for payment by or on behalf of a Noteholder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the European Union.

As used herein, "**Relevant Date**" (i) means the date on which any payment under the Loan Agreement first becomes due but (ii) if the full amount payable by the Borrower has not been received by, or for the account of, the Bank pursuant to the Loan Agreement on or prior to such date, it means the date on which such moneys shall have been so received and notice to that effect shall have been duly given to the Noteholders by or on behalf of the Bank in accordance with Condition 14.

Any reference herein or in the Trust Deed to payments in respect of the Notes shall be deemed also to refer to any additional amounts which may be payable in accordance with the Trust Deed and this Condition 8 or any undertaking given in addition thereto or in substitution therefor pursuant to the Trust Deed.

9 Enforcement

The Trust Deed provides that only the Trustee may pursue the remedies under the general law, the Trust Deed or the Notes to enforce the rights of the Noteholders and no such Noteholder will be entitled to pursue such remedies unless the Trustee (having become bound to do so in accordance with the terms of the Trust Deed) fails or neglects to do so within a reasonable period and such failure or neglect is continuing.

The Trust Deed also provides that, in the case of an Event of Default (as defined in the Loan Agreement), or of a Relevant Event (as defined in the Trust Deed), the Trustee may, and shall, if requested to do so by Noteholders owning 25 per cent. in aggregate principal amount of the Notes outstanding, or if directed to do so by an Extraordinary Resolution and, in either case, subject to it being secured and/or indemnified to its satisfaction, declare all amounts payable under the Loan Agreement by the Borrower to be due and payable (in the case of an Event of Default), or enforce the security created in the Trust Deed in favour of the Trustee (in the case of a Relevant Event). Upon repayment of the Loan following an Event of Default and a declaration as provided herein, the Notes will be redeemed or repaid and thereupon shall cease to be outstanding.

10 Meetings of Noteholders; Modification of Notes, Trust Deed and Loan Agreement; Waiver; Substitution of the Bank

The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including any modification of, or any arrangement in respect of, the Notes or the Trust Deed. Noteholders will vote pro rata according to the principal amount of their Notes. Special quorum provisions apply for meetings of Noteholders convened for the purpose of amending certain terms concerning, *inter alia*, the amount payable on, and the currency of payment in respect of, the Notes and the amounts payable and currency of payment under the Loan Agreement. Any resolution duly passed at a meeting of Noteholders will be binding on all the Noteholders, whether present or not.

The Trustee may agree, without the consent of the Noteholders, to any modification of the Notes and the Trust Deed or, following the creation of the Security Interests, the Loan Agreement which in the opinion of the Trustee is of a formal, minor or technical nature, is made to correct a manifest error or is not materially prejudicial to the interests of the Noteholders. The Trustee may also waive or authorise or agree to the waiving or authorising of any breach or proposed breach by the Bank of the Terms and Conditions of the Notes or the Trust Deed or, following the creation of the Security Interests, by the Borrower of the terms of the Loan Agreement, or determine that any event which would or might otherwise give rise to a right of acceleration under the Loan Agreement shall not be treated as such, if, in the opinion of the Trustee, to do so would not be materially prejudicial to the interests of the Noteholders (as a class). Any such modification, waiver or authorisation shall be binding on the Noteholders and, unless the Trustee agrees otherwise, any such modification shall be promptly notified to the Noteholders.

The Trust Deed contains provisions to the effect that the Bank may, having obtained the consent of the Borrower and the Trustee (which latter consent may be given without the consent of the Noteholders) and having complied with such reasonable requirements as the Trustee may direct in the interests of the Noteholders, substitute any entity in place of the Bank as creditor under the Loan Agreement, as issuer and principal obligor in respect of the Notes and as principal obligor under the Trust Deed, subject to the relevant provisions of the Trust Deed and the substitute's rights under the Loan Agreement being charged and assigned, respectively, to the Trustee as security for the payment obligations of the substitute obligor under the Trust Deed and the Notes.

In connection with the exercise of any of its powers, trusts, authorities or discretions, the Trustee shall have regard to the interests of the Noteholders as a class and, in particular, shall not have regard to the consequences of such exercise for individual Noteholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory. No Noteholder is entitled to claim from the Bank or the Trustee any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders.

11 Prescription

Notes will become void unless presented for payment of principal within 10 years (in the case of principal) or five years (in the case of interest) from the due date for payment in respect thereof.

12 Indemnification of Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce payment unless indemnified to its satisfaction.

The Trustee's responsibilities are solely those of trustee for the Noteholders on the terms of the Trust Deed. Accordingly, the Trustee makes no representations and assumes no responsibility for the validity or enforceability of the Loan Agreement or the security created in respect thereof or for the performance by the Bank of its obligations under or in respect of the Notes and the Trust Deed or by the Borrower in respect of the Loan Agreement.

13 Replacement of Notes

If a Note shall become mutilated, defaced, lost, stolen or destroyed it may, subject to all applicable laws and regulations and requirements of the Stock Exchange, be replaced at the specified office of the Registrar in New York or at the specified office of the Paying Agent in Luxembourg on payment of such costs, expenses, taxes and duties as may be incurred in connection therewith and on such terms as to evidence, security and indemnity and otherwise as may reasonably be required by or on behalf of the Bank or the Trustee. Mutilated or defaced Notes must be surrendered before replacements will be issued.

14 Notices

All notices shall be deemed to have been duly given if (i) posted to such holders at their respective addresses as shown on the register of Noteholders maintained by the Registrar and (ii) so long as the Notes are listed on the Stock Exchange, published in a daily newspaper of general circulation in Luxembourg approved by the Trustee, currently expected to be the *Luxemburger Wort.* Any such notice shall be deemed to have been given on the first date on which both conditions shall have been met.

In case by reason of any other cause it shall be impracticable to publish any notice to holders of Notes as provided above, then such notification to such holders as shall be given with the approval of the Trustee shall constitute sufficient notice to such holders for every purpose hereunder.

15 Further Issues

The Bank may from time to time, without the consent of the Noteholders, create and issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes. Such further Notes shall be issued under a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of Noteholders and the holders of Notes of other series in certain circumstances where the Trustee so decides.

16 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

17 Governing Law

The Notes and the Trust Deed are governed by, and shall be construed in accordance with, English law. The Bank has submitted in the Trust Deed to the jurisdiction of the courts of England and has appointed an agent for the service of process in England.

MORGAN STANLEY BANK AG

The Bank is licensed under the laws of the Federal Republic of Germany and is supervised and regulated by the German Banking Supervisory Authority and the German Bundesbank. The Bank, which was formerly known as Morgan Stanley GmbH, was licensed as a bank with effect from July 11, 1985 in Frankfurt am Main and is engaged in various banking and investment banking activities.

The Bank is affiliated with Morgan Stanley & Co. International Limited but is not an affiliate of the Borrower.

The fully paid up share capital of the Bank is euro 5 million and the amount of its capital reserves as of November 30, 2001 was euro 21,359 million.

The Members of the Management Board of the Bank are Dr. Lutz R. Raettig and Hans Jörg Schüttler.

Since the Bank's sole obligation in respect of the Notes is to make certain payments as and when payments on the Loan are received pursuant to the Loan Agreement, financial information relating to the Bank is not included in this offering circular.

TRANSFER RESTRICTIONS

Rule 144A Notes

Each purchaser of Rule 144A Notes within the United States, by accepting delivery of this offering circular and the Notes, will be deemed to have represented, agreed and acknowledged that:

(1) It is (a) a qualified institutional buyer within the meaning of Rule 144A (a "QIB") that is also a qualified purchaser as defined in Section 2(a)(51) of the Investment Company Act (a "QP"), (b) not a broker-dealer which owns and invests on a discretionary basis less than U.S.$25 million in securities of unaffiliated issuers, (c) not a participant-directed employee plan, such as a 401(k) plan, (d) acting for its own account, or for the account of another QIB that is also a QP, (e) not formed for the purpose of investing in the Bank, and (f) aware, and each beneficial owner of such Notes has been advised, that the sale of such Notes to it is being made in reliance on Rule 144A.

(2) It will (a) along with each account for which it is purchasing, hold and transfer beneficial interests in the Rule 144A Notes in a principal amount that is not less than U.S.$100,000 and (b) provide notice of these transfer restrictions to any subsequent transferees.

(3) It understands that the Rule 144A Notes have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believe is a QIB that is also a QP purchasing for its own account or for the account of a QIB that is also a QP or (b) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act ("Regulation S"), in each case in accordance with any applicable securities laws of any State of the United States.

(4) It understands that the Bank has the power under the Trust Deed to compel any beneficial owner of Rule 144A Notes that is a U.S. person and is not a QIB and a QP to sell its interest in the Rule 144A Notes, or may sell such interest on behalf of such owner. The Bank has the right to refuse to honor the transfer of an interest in the Rule 144A Notes to a U.S. person who is not a QIB and a QP.

(5) It understands that the Rule 144A Notes, unless otherwise agreed between the Bank and the Trustee in accordance with applicable law, will bear a legend to the following effect:

THIS NOTE AND THE LOAN IN RESPECT HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A (A "QIB") THAT IS ALSO A QUALIFIED PURCHASER AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940 (A "QP") THAT (A) IS NOT A BROKER-DEALER WHICH OWNS AND INVESTS ON A DISCRETIONARY BASIS LESS THAN $25 MILLION IN SECURITIES OF UNAFFILIATED ISSUERS, (B) IS NOT A PARTICIPANT-DIRECTED EMPLOYEE PLAN, SUCH AS A 401(K) PLAN, (C) WAS NOT FORMED FOR THE PURPOSE OF INVESTING IN THE ISSUER OF THIS NOTE, (D) IS ACQUIRING THIS NOTE FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB THAT IS ALSO A QP, IN A PRINCIPAL AMOUNT THAT IS NOT LESS THAN U.S.$100,000 AND (E) WILL PROVIDE NOTICE OF THESE TRANSFER RESTRICTIONS TO ANY SUBSEQUENT TRANSFEREE, OR (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. TRANSFER IN VIOLATION OF THE FOREGOING WILL BE OF NO FORCE OR EFFECT, WILL BE VOID *AB INITIO*, AND WILL NOT OPERATE TO TRANSFER ANY RIGHTS TO THE TRANSFEREE, NOTWITHSTANDING ANY INSTRUCTIONS TO THE CONTRARY TO THE ISSUER OF THIS NOTE, THE TRUSTEE OR ANY INTERMEDIARY. THE ISSUER HAS THE RIGHT UNDER THE TRUST DEED TO COMPEL ANY BENEFICIAL OWNER THAT IS A U.S. PERSON AND IS NOT A QIB AND A QP TO SELL ITS INTEREST IN THIS NOTE, OR MAY SELL SUCH INTEREST ON BEHALF OF SUCH BENEFICIAL OWNER. THE ISSUER HAS THE RIGHT TO REFUSE TO HONOR A TRANSFER OF AN INTEREST IN THIS NOTE TO A U.S. PERSON WHO IS NOT A QIB AND A QP. THE ISSUER HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940.

(6) It understands and acknowledges that its purchase and holding of such Notes constitutes a representation and agreement by it that either (a) it is not an employee benefit plan as described in Section 3(3) of the

United States Employee Retirement Income Security Act of 1974, as amended ("ERISA") and subject to ERISA, or a plan subject to Section 4975 of the United States Internal Revenue Code of 1986, as amended, (the "Code"), or a governmental plan or church plan which is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code, or an entity whose assets are treated as assets of any such plan or (b) its purchase and holding of a Note will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any substantially similar provisions of any federal, state or local law.

(7) It acknowledges that the Bank, Gazprom, the Registrar, the Managers and their affiliates, and others will rely upon the truth and accuracy of the above acknowledgements, representations and agreements and agrees that, if any of the acknowledgements, representations or agreements deemed to have been made by it by its purchase of Rule 144A Notes is no longer accurate, it shall promptly notify the Bank, Gazprom and the Managers. If it is acquiring any Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each of those accounts and that it has full power to make the above acknowledgements, representations and agreements on behalf of each account.

(8) It understands that the Rule 144A Notes will be evidenced by a global Note (the "Rule 144A Global Note"). Before any interest in the Rule 144A Global Note may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Regulation S Global Note, it will be required to provide a Transfer Agent with a written certification (in the form provided in the Paying Agency Agreement) as to compliance with applicable securities laws.

Prospective purchasers are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Regulation S Notes

Each purchaser of Regulation S Notes outside the United States and each subsequent purchaser of Regulation S Notes in resales prior to the expiration of the distribution compliance period, by accepting delivery of this offering circular and the Regulation S Notes, will be deemed to have represented, agreed and acknowledged that:

(1) It is, or at the time Regulation S Notes are purchased will be, the beneficial owner of such Regulation S Notes and (a) it is not a U.S. person and it is located outside the United States (within the meaning of Regulation S) and (b) it is not an affiliate of the Bank, Gazprom or a person acting on behalf of such an affiliate.

(2) It understands that the Regulation S Notes have not been and will not be registered under the Securities Act and, prior to the expiration of the distribution compliance period, it will not offer, sell, pledge or otherwise transfer such Notes except (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believes is a QIB that is also a QP purchasing for its own account or the account of a QIB that is also a QP or (b) in an offshore transaction in accordance with Regulation S, in each case in accordance with any applicable securities laws of any State of the United States.

(3) It understands that the Regulation S Notes will be evidenced by a global Note (the "Regulation S Global Note"). Before any interest in the Regulation S Global Note may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Rule 144A Global Note, it will be required to provide a Transfer Agent with a written certification (in the form provided in the Paying Agency Agreement) as to compliance with applicable securities laws.

(4) It understands and acknowledges that its purchase and holding of such Notes constitutes a representation and agreement by it that either (a) it is not an employee benefit plan as described in section 3(3) of ERISA and subject to ERISA, or a plan subject to section 4975 of the Code, or a governmental plan or church plan which is subject to any federal, state or local law that is substantially similar to the provisions of section 406 of ERISA or section 4975 of the Code, or an entity whose assets are treated as assets of any such plan or (b) its purchase and holding of a note will not constitute a non-exempt prohibited transaction under section 406 of ERISA or section 4975 of the Code or any substantially similar provisions of any federal, state or local law.

(5) It acknowledges that the Bank, Gazprom, the Registrar, the Managers and their affiliates and others will rely upon the truth and accuracy of the above acknowledgements, representations and agreements and agree that, if any of the acknowledgements, representations or agreements deemed to have been made by it by its purchase of Notes is no longer accurate, it shall promptly notify the Bank, Gazprom and the Managers. If it is acquiring any Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each of those accounts and that it has full power to make the above acknowledgements, representations and agreements on behalf of each account.

BOOK-ENTRY, DELIVERY AND FORM

The Global Notes

The Regulation S Notes will be evidenced on issue by the Regulation S Global Note deposited with, and registered in the name of a nominee for, The Bank of New York as common depositary for Euroclear and Clearstream, Luxembourg. Beneficial interests in the Regulation S Global Note may be held only through Euroclear or Clearstream, Luxembourg at any time. See "Book-Entry Procedures for the Global Notes." By acquisition of a beneficial interest in the Regulation S Global Note, the purchaser thereof will be deemed to represent, among other things, that it is not a U.S. person, and that, if it determines to transfer such beneficial interest prior to the expiration of the 40 day distribution compliance period, it will transfer such interest only to a person whom the seller reasonably believes (a) to be a non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S or (b) to be a person who takes delivery in the form of an interest in the Rule 144A Global Note. See "Transfer Restrictions".

The Rule 144A Notes will be evidenced on issue by the Rule 144A Global Note deposited with The Bank of New York as custodian for, and registered in the name of Cede & Co. as nominee of, DTC. Beneficial interests in the Rule 144A Global Note may only be held through DTC at any time. See "Book-Entry Procedures for the Global Notes." By acquisition of a beneficial interest in the Rule 144A Global Note, the purchaser thereof will be deemed to represent, among other things, that it is a QIB that is also a QP and that, if in the future it determines to transfer such beneficial interest, it will transfer such interest in accordance with the procedures and restrictions contained in the Trust Deed. See "Transfer Restrictions."

Beneficial interests in Global Notes will be subject to certain restrictions on transfer set forth therein and in the Trust Deed, as set forth in Rule 144A, and the Notes will bear the applicable legends regarding the restrictions set forth under "Transfer Restrictions." A beneficial interest in the Regulation S Global Note may be transferred to a person who takes delivery in the form of an interest in the Rule 144A Global Note in denominations greater than or equal to the minimum denominations applicable to interests in the Rule 144A Global Note and only upon receipt by the Registrar of a written certification (in the form provided in the Paying Agency Agreement) to the effect that the transferor reasonably believes that the transferee is a QIB that is also a QP and that such transaction is in accordance with any applicable securities laws of any state of the United States or any other jurisdiction. Beneficial interests in the Rule 144A Global Note may be transferred to a person who takes delivery in the form of an interest in the Regulation S Global Note only upon receipt by the Registrar of a written certification (in the form provided in the Paying Agency Agreement) from the transferor to the effect that the transfer is being made to a non-U.S. Person and in accordance with Regulation S.

Any beneficial interest in the Regulation S Global Note that is transferred to a person who takes delivery in the form of an interest in the Rule 144A Global Note will, upon transfer, cease to be an interest in the Regulation S Global Note and become an interest in the Rule 144A Global Note, and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in the Rule 144A Global Note for as long as it remains such an interest. Any beneficial interest in the Rule 144A Global Note that is transferred to a person who takes delivery in the form of an interest in the Regulation S Global Note will, upon transfer, cease to be an interest in the Rule 144A Global Note and become an interest in the Regulation S Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in the Regulation S Global Note for so long as it remains such an interest. No service charge will be made for any registration of transfer or exchange of Notes, but the Registrar may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Except in the limited circumstances described below, owners of beneficial interests in Global Notes will not be entitled to receive physical delivery of certificated Notes in definitive form (the "Definitive Notes"). The Notes are not issuable in bearer form.

Amendments to Conditions

Each Global Note contains provisions that apply to the Notes that they represent, some of which modify the effect of the above Terms and Conditions of the Notes. The following is a summary of those provisions:

- *Payments.* Payments of principal and interest in respect of Notes evidenced by a Global Note will be made against presentation for endorsement and, if no further payment falls to be made in respect of the relevant Notes, surrender of such Global Note to or to the order of the Principal Paying Agent or such other Paying Agent as shall have been notified to the relevant Noteholders for such purpose. A record of each payment so

made will be endorsed in the appropriate schedule to the relevant Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the relevant Notes.

- *Notices.* So long as any Notes are evidenced by a Global Note and such Global Note is held on behalf of a clearing system, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled account holders in substitution for delivery thereof as required by the Terms and Conditions of such Notes provided that for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notices will also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*).
- *Meetings.* The holder of each Global Note will be treated as being one person for the purposes of any quorum requirements of, or the right to demand a poll at, a meeting of Noteholders and in any such meeting as having one vote in respect of Notes for which the relevant Global Note may be exchanged.
- *Trustee's Powers.* In considering the interests of Noteholders while the Global Notes are held on behalf of a clearing system, the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its account holders with entitlements to each Global Note and may consider such interests as if such account holders were the holders of any Global Note.
- *Cancellation.* Cancellation of any Note required by the Terms and Conditions of the Notes to be cancelled will be effected by reduction in the principal amount of the applicable Global Note.

Exchange for Definitive Notes

Exchange

Each Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date (as defined below), in whole but not in part, for Notes in definitive form if: (i) a Global Note is held by or on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, by the holder giving notice to the Registrar or any Transfer Agent or (ii) if the Bank would suffer a material disadvantage in respect of the Notes as a result of a change in the laws or regulations (taxation or otherwise) of any jurisdiction referred to in Condition 8 which would not be suffered were the Notes in definitive form and a note to such effect signed by two Members of the Management Board of the Bank is delivered to the Trustee, by the Bank giving notice to the Registrar or any Transfer Agent and the Noteholders, of its intention to exchange the relevant Global Note for Definitive Notes on or after the Exchange Date (as defined below) specified in the notice.

The Registrar will not register the transfer of, or exchange of interests in, a Global Note for Definitive Notes for a period of 15 calendar days ending on the date for any payment of principal or interest in respect of the Notes.

If only one of the Global Notes (the "Exchanged Global Note") becomes exchangeable for Definitive Notes in accordance with the above paragraphs, transfers of Notes may not take place between, on the one hand, persons holding Definitive Notes issued in exchange for beneficial interests in the Exchanged Global Note and, on the other hand, persons wishing to purchase beneficial interests in the other Global Note.

"Exchange Date" means a day falling not later than 90 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Registrar and any Transfer Agent is located.

Delivery

In such circumstances, the relevant Global Note shall be exchanged in full for Definitive Notes and the Bank will, at the cost of the Bank (but against such indemnity as the Registrar or any relevant Transfer Agent may require in respect of any tax or other duty of whatever nature which may be levied or imposed in connection with such exchange), cause sufficient Definitive Notes to be executed and delivered to the Registrar for completion, authentication and dispatch to the relevant Noteholders. A person having an interest in a Global Note must provide the Registrar with (a) a written order containing instructions and such other information as the Bank and the Registrar may require to complete, execute and deliver such Notes and (b) in the case of the Rule

144A Global Note only, a fully completed, signed certification substantially to the effect that the exchanging holder is not transferring its interest at the time of such exchange or, in the case of simultaneous sale pursuant to Rule 144A, a certification that the transfer is being made in compliance with the provisions of Rule 144A to a QIB that is also a QP. Definitive Notes issued in exchange for a beneficial interest in the Rule 144A Global Note shall bear the legend applicable to transfer pursuant to Rule 144A, as set out under "Transfer Restrictions."

Legends

The holder of a Definitive Note may transfer the Notes evidenced thereby in whole or in part in the applicable minimum denomination by surrendering it at the specified office of the Registrar or any Transfer Agent, together with the completed form of transfer thereon. Upon the transfer, exchange or replacement of a Rule 144A Definitive Note bearing the legend referred to under "Transfer Restrictions," or upon specific request for removal of the legend on a Rule 144A Definitive Note, the Bank will deliver only Rule 144A Definitive Notes that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to the Bank and the Registrar such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by the Bank that neither the legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act and the Investment Company Act.

Book-Entry Procedures for the Global Notes

Euroclear, Clearstream, Luxembourg and DTC

Custodial and depository links have been established between Euroclear, Clearstream, Luxembourg and DTC to facilitate the initial issue of the Notes and cross-market transfers of the Notes associated with secondary market trading. See "Book Entry Ownership—Settlement and Transfer of Notes" .

Euroclear and Clearstream, Luxembourg

Euroclear and Clearstream, Luxembourg each hold securities for their customers and facilitate the clearance and settlement of securities transactions through electronic book-entry transfer between their respective accountholders. Indirect access to Euroclear and Clearstream, Luxembourg is available to other institutions which clear through or maintain a custodial relationship with an accountholder of either system. Euroclear and Clearstream, Luxembourg provide various services including safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective customers may settle trades with each other. Their customers are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Investors may hold their interests in such Global Notes directly through Euroclear or Clearstream, Luxembourg if they are accountholders ("Direct Participants") or indirectly ("Indirect Participants" and together with Direct Participants, "Participants") through organizations which are accountholders therein.

DTC

DTC has advised the Bank as follows: DTC is a limited purpose trust company organised under the laws of the State of New York, a "banking organisation" under the laws of the State of New York, a member of the U.S. Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between Participants through electronic computerised book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to DTC is available to others, such as banks, securities brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC Direct Participant, either directly or indirectly.

Investors may hold their interests in Rule 144A Global Note directly through DTC if they are Direct Participants in the DTC system, or as Indirect Participants through organisations which are Direct Participants in such system.

DTC has advised the Bank that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Direct Participants and only in respect of such portion of the aggregate principal amount

of the relevant Rule 144A Global Notes as to which such participant or participants has or have given such direction. However, in the circumstances described under "Exchange for Definitive Notes", DTC will surrender the relevant Rule 144A Global Notes for exchange for individual Rule 144A Definitive Notes (which will bear the legend applicable to transfers pursuant to Rule 144A).

Book-Entry Ownership

Euroclear and Clearstream, Luxembourg

The Regulation S Global Note will have an ISIN and a Common Code and will be registered in the name of a nominee for, and deposited with The Bank of New York as common depositary on behalf of, Euroclear and Clearstream, Luxembourg.

DTC

The Rule 144A Global Note will have a CUSIP number and will be deposited with The Bank of New York, as custodian (the "Custodian") for and registered in the name of Cede & Co. as nominee of, DTC. The Custodian and DTC will electronically record the principal amount of the Notes held within the DTC System.

Relationship of Participants with Clearing Systems

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or DTC as the holder of a Note evidenced by a Global Note must look solely to Euroclear, Clearstream, Luxembourg or DTC (as the case may be) for his share of each payment made by the Bank to the holder of such Global Note and in relation to all other rights arising under the Global Note, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg or DTC (as the case may be). The Bank expects that, upon receipt of any payment in respect of Notes evidenced by a Global Note, the common depositary by whom such Note is held, or nominee in whose name it is registered, will immediately credit the relevant participants' or accountholders' accounts in the relevant clearing system with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Global Note as shown on the records of the relevant clearing system or its nominee. The Bank also expects that payments by Direct Participants in any clearing system to owners of beneficial interests in any Global Note held through such Direct Participants in any clearing system will be governed by standing instructions and customary practices. Save as aforesaid, such persons shall have no claim directly against the Bank in respect of payments due on the Notes for so long as the Notes are evidenced by such Global Note and the obligations of the Bank will be discharged by payment to the registered holder, as the case may be, of such Global Note in respect of each amount so paid. None of the Bank, the Trustee or any Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in any Global Note or for maintaining, supervising or reviewing any records relating to such ownership interests.

Settlement and Transfer of Notes

Subject to the rules and procedures of each applicable clearing system, purchases of Notes held within a clearing system must be made by or through Direct Participants, which will receive a credit for such Notes on the clearing system's records. The ownership interest of each actual purchaser of each such Note (the "Beneficial Owner") will in turn be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from any clearing system of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Notes held within the clearing system will be affected by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in such Notes, unless and until interests in any Global Note held within a clearing system are exchanged for Definitive Notes.

No clearing system has knowledge of the actual Beneficial Owners of the Notes held within such clearing system and their records will reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by the clearing systems to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

The laws of some jurisdictions may require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a Global Note to such persons may be limited. Because DTC can only act on behalf of Direct Participants, who in turn act on behalf of Indirect Participants, the ability of a person having an interest in the Rule 144A Global Note to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by a lack of physical certificate in respect of such interest.

Trading between Euroclear and/or Clearstream, Luxembourg Participants

Secondary market sales of book-entry interests in the Notes held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the Notes held through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds.

Trading between DTC Participants

Secondary market sales of book-entry interests in the Notes between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to United States corporate debt obligations in DTC's Same-Day Funds Settlement ("SDFS") system in same-day funds, if payment is effected in U.S. Dollars, or free of payment, if payment is not effected in U.S. Dollars. Where payment is not effected in U.S. Dollars, separate payment arrangements outside DTC are required to be made between the DTC participants.

Trading between DTC seller and Euroclear/Clearstream, Luxembourg purchaser

When book-entry interests in Notes are to be transferred from the account of a DTC participant holding a beneficial interest in the Rule 144A Global Note to the account of a Euroclear or Clearstream, Luxembourg accountholder wishing to purchase a beneficial interest in the Regulation S Global Note (subject to the certification procedures provided in the Paying Agency Agreement), the DTC participant will deliver instructions for delivery to the relevant Euroclear or Clearstream, Luxembourg accountholder to DTC by 12 noon, New York time, on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg participant. On the settlement date, the custodian of the Rule 144A Global Note will instruct the Registrar to (i) decrease the amount of Notes registered in the name of Cede & Co. and evidenced by the Rule 144A Global Note of the relevant class and (ii) increase the amount of Notes registered in the name of the nominee of the common depositary for Euroclear and Clearstream, Luxembourg and evidenced by the Regulation S Global Note. Book-entry interests will be delivered free of payment to Euroclear or Clearstream, Luxembourg, as the case may be, for credit to the relevant accountholder on the first business day following the settlement date.

Trading between Euroclear/Clearstream, Luxembourg seller and DTC purchaser

When book-entry interests in the Notes are to be transferred from the account of a Euroclear or Clearstream, Luxembourg accountholder to the account of a DTC participant wishing to purchase a beneficial interest in the Rule 144A Global Note (subject to the certification procedures provided in the Paying Agency Agreement), the Euroclear or Clearstream, Luxembourg participant must send to Euroclear or Clearstream, Luxembourg delivery free of payment instructions by 7:45 pm, Brussels or Luxembourg time, one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg, as the case may be, will in turn transmit appropriate instructions to the common depositary for Euroclear and Clearstream, Luxembourg and the Registrar to arrange delivery to the DTC participant on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg accountholder, as the case may be. On the settlement date, the common depositary for Euroclear and Clearstream, Luxembourg will (a) transmit appropriate instructions to the custodian of the Rule 144A Global Note who will in turn deliver such book-entry interests in the Notes free of payment to the relevant account of the DTC participant and (b) instruct the Registrar to (i) decrease the amount of Notes registered in the name of the nominee of the common depositary for Euroclear and Clearstream, Luxembourg and evidenced by the Regulation S Global Note; and (ii) increase the amount of Notes registered in the name of Cede & Co. and evidenced by the Rule 144A Global Note.

Although Euroclear, Clearstream, Luxembourg and DTC have agreed to the foregoing procedures in order to facilitate transfers of beneficial interest in Global Notes among participants and accountholders of Euroclear, Clearstream, Luxembourg and DTC, they are under no obligation to perform or continue to perform such

procedure, and such procedures may be discontinued at any time. None of the Bank, the Trustee or any Agent will have the responsibility for the performance by Euroclear, Clearstream, Luxembourg or DTC or their respective Direct or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Pre-issue Trades Settlement

It is expected that delivery of Notes will be made against payment therefore on the Closing Date thereof, which could be more than three business days following the date of pricing. Under Rule 15c6-1 under the Exchange Act, trades in the United States secondary market generally are required to settle within three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes in the United States on the date of pricing or the next succeeding business days until three days prior to the relevant Closing Date will be required, by virtue of the fact the Notes initially will settle beyond T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Settlement procedures in other countries will vary. Purchasers of Notes may be affected by such local settlement practices and purchasers of Notes between the date of pricing and the relevant Closing Date should consult their own adviser.

SUBSCRIPTION AND SALE

Dresdner Bank AG London Branch, Morgan Stanley & Co. International Limited and ● (together the "Managers") have, pursuant to the terms and conditions set forth in a subscription agreement dated ● (the "Subscription Agreement"), jointly and severally agreed with the Bank, subject to the satisfaction of certain conditions set forth therein, to subscribe and pay for the Notes at the issue price of ●% of the principal amount of the Notes. The Subscription Agreement also provides for the Managers to receive commissions of ●% of the principal amount of the Notes. The Borrower has agreed to pay certain costs in connection with the offering of the Notes and to reimburse the Managers, the Bank and the Trustee for certain of their expenses in connection with the offering of the Notes. The Managers are entitled to be released and discharged from their obligations under the Subscription Agreement in certain circumstances prior to payment being made to the Bank.

Terms used in this section have the meanings given to them by Regulation S.

The Notes have not been and will not be registered under the Securities Act or the securities laws of any other place. In the Subscription Agreement, each Manager has agreed that:

- the Notes may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from the registration requirements of the Securities Act or in transactions not subject to those registration requirements; and
- except as permitted by the Subscription Agreement it will not offer or sell the Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the Closing Date, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells Notes (other than a sale pursuant to Rule 144A) during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons.

The Notes are being offered and sold outside of the United States to non-U.S. persons in reliance on Regulation S. The Subscription Agreement provides that the Managers may through their respective U.S. broker-dealer affiliates arrange for the offer and resale of Notes within the United States only to persons whom they reasonably believe are QIBs and QPs who can represent that (a) they are QPs who are QIBs within the meaning of Rule 144A; (b) they are not broker-dealers who own and invest on a discretionary basis less than U.S.$25 million in securities of unaffiliated issuers; (c) they are not a participant-directed employee plan, such as a 401(k) plan; (d) they are acting for their own account, or the account of another QIB who is a QP; (e) they are not formed for the purpose of investing in the Bank; (f) each account for which they are purchasing will hold and transfer at least U.S.$100,000 in principal amount of Notes at any time and (g) they will provide notice of the transfer restrictions set forth in this offering circular to any subsequent transferees.

In addition, until ● 2003 (40 days after commencement of the offering), an offer or sale of the Notes within the United States by a dealer not participating in the offering may violate the registration requirements of the Securities Act, unless the dealer makes the offer or sale in compliance with Rule 144A or another exemption from registration under the Securities Act.

Each Manager has represented and agreed that (i) it has not offered or sold and, prior to the expiry of the period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Bank.

No sales prospectus (*Verkaufsprospekt*) under the German Securities Sales Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) has been, or will be, prepared by the Bank or the Managers in connection with the offering of the Notes. Each Manager has represented, warranted and undertaken that it has offered and sold, and will offer and sell, the Notes only in full accordance with the German Securities Sales Prospectus Act.

Each Manager has agreed that the Notes will not be offered, transferred or sold as part of their initial distribution or at any time thereafter to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in Russia or to any person located within the territory of Russia unless and to the extent otherwise permitted under Russian law.

The offering of the Notes in Italy has not been registered with the *Commissione Nazionale per le Società e la Borsa* ("CONSOB") pursuant to Italian securities legislation and, accordingly, the initial purchasers have represented and agreed that they have not offered, and will not offer, any Notes in the Republic of Italy in a solicitation to the public at large (*sollecitazione all'investimento*) within the meaning of Article 1, paragraph 1, letter (t) of Legislative Decree no. 58 of 24 February 1998, and that sales of the Notes in the Republic of Italy shall only be: (a) to investors qualifying under Article 31, paragraph 2, of CONSOB Regulation no. 11522 of 1 July 1998, as amended, and such Notes shall be placed, sold and/or offered, neither in the primary nor in the secondary market to individuals residing in the Republic of Italy; and (b) effected in compliance with Article 129 of the Legislative Decree no. 385 of 1 September 1993 and the implementing instructions of the Bank of Italy, pursuant to which the issue or offer of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption, depending inter alia on the amount of the issue and the characteristics of the securities, applies; and (c) effected in accordance with any other Italian securities, tax and exchange control and other applicable laws and regulations and any other applicable requirement or limitation which may be imposed by CONSOB or the Bank of Italy; and (d) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the relevant provisions of Italian law.

Each Manager has agreed that it has, to the best of its knowledge and belief, complied and will comply with applicable laws and regulations in each jurisdiction which it offers, sells or delivers Notes or distributes this offering circular (and any amendments thereof and supplements thereto) or any other offering or publicity material relating to the Notes, the Bank or the Borrower.

TAXATION

Prospective purchasers of the Notes are advised to consult their own tax advisers as to the consequences under the tax laws of the country of which they are residents of a purchase of Notes, including, but not limited to, the consequences of the receipt of interest and the sale or redemption of Notes. The following is a general description of certain tax laws relating to the Notes and the Loan as in effect on the date hereof and does not purport to be a comprehensive discussion of the tax treatment of the Notes.

Russian Federation

The following is a summary of certain Russian tax considerations relevant to the purchase, ownership and disposition of Notes by non-resident holders, including information regarding the taxation of payments on the Loan. The summary is based on the laws of Russia in effect on the date of this offering circular. The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by regions, municipalities or other non-federal level authorities of Russia, nor does the summary seek to address the availability of double tax treaty relief in respect of the Notes, or practical difficulties involved in obtaining such double tax treaty relief. Prospective investors should consult their own tax advisers regarding the tax consequences of investing in the Notes in their own particular circumstances. No representation with respect to the Russian tax consequences to any particular holder is made hereby.

Many aspects of Russian tax law are subject to significant uncertainty. Further, the substantive provisions of Russian tax law applicable to financial instruments may be subject to more rapid and unpredictable change and inconsistency than in jurisdictions with more developed capital markets. In this regard, the interpretation and application of such provisions will in practice rest substantially with local tax inspectorates.

For the purposes of this summary, a "non-resident holder" means a physical person actually present in Russia for an aggregate period of less than 183 days in a given calendar year or a legal person or organization in each case not organized under Russian law which holds and disposes of the Notes otherwise than through a permanent establishment in Russia.

The Russian tax treatment of interest payments made by Gazprom to the Bank under the Loan Agreement may affect the holders of the Notes. See "Taxation of the Loan" below.

Taxation of the Notes

A non-resident holder will not be subject to any Russian taxes in respect of interest payments on the Notes received from the Bank.

A non-resident holder also generally should not be subject to any Russian taxes in respect of a redemption, sale or other disposition of the Notes outside of Russia, provided that the proceeds of such disposition are not received from a source within Russia.

In the event that proceeds of a disposition of Notes are received from a source within Russia, a non-resident holder that is a legal person or organization should not be subject to any Russian taxation in respect of the proceeds, provided that no portion thereof is attributable to accrued interest. There is some residual uncertainty regarding the treatment of the portion of such proceeds, if any, that is attributable to accrued interest, and such portion may be taxed at a rate of 20%, even if the disposal results in a capital loss. Non-resident holders that are legal persons or organizations should consult their own tax advisers with respect to this possibility.

A non-resident holder who is a physical person will generally be subject to tax at a rate of 30%, subject to any available double tax treaty relief, in respect of gain from a disposition of Notes if the proceeds are received from a source within Russia. In this regard, if the Notes are disposed of in Russia, the proceeds of such disposition are likely to be regarded as received from a Russian source. In certain circumstances, if the disposal proceeds are payable by a Russian organization, individual entrepreneur or a Russian permanent establishment of a foreign organization, the payer may be required to withhold this tax. In such a situation, there is a risk that the taxable base may be affected by changes in the exchange rates between the currency of acquisition of the Notes, the currency of sale and Roubles. Non-resident holders who are physical persons should consult their own tax advisers with respect to this possibility.

Taxation of the Loan

In general, payments of interest on borrowed funds by a Russian entity to a non-resident legal person are subject to Russian withholding tax at the rate of 20%, absent reduction or elimination pursuant to the terms of an applicable double tax treaty. Based on professional advice it has received, Gazprom believes that payments of interest on the Loan should not be subject to withholding under the terms of the double tax treaty between Russia and the Federal Republic of Germany. However, there can be no assurance that such relief will be obtained. In addition, if interest under the Loan becomes payable to the Trustee pursuant to the Trust Deed, any benefit of the double tax treaty between Russia and the Federal Republic of Germany will cease and payments of interest could be subject to Russian withholding tax.

Prior to January 1, 2002, a claim for treaty relief from Russian withholding tax was subject to preliminary approval by the Russian tax authorities after review of relevant contracts. As of January 1, 2002, such preliminary approval from and contract disclosure to the Russian tax authorities is no longer required. As a result of this new procedure, the Russian tax authorities may review the Bank's eligibility for treaty relief in greater detail during tax audits.

If payments under the Loan are subject to any withholding of Russian tax (as a result of which the Bank would reduce payments under the Notes in the amount of such withholding), Gazprom is obliged (subject to certain conditions) to increase payments as may be necessary so that the net payments received by the Noteholders will not be less than the amounts they would have received in the absence of such withholding. It should be noted, however, that gross-up provisions may not be enforceable under Russian law. If Gazprom is obliged to increase payments, it may, subject to certain conditions, prepay the Loan in full. In such case, all outstanding Notes would be redeemable at par with accrued interest.

No VAT will be payable in Russia in respect of the Loan.

Federal Republic of Germany

The following is a general discussion of certain German income tax consequences of the acquisition, ownership and disposition of Notes by original purchasers who are not tax residents of the Federal Republic of Germany. For this purpose, a tax resident of the Federal Republic of Germany is a person whose residence, customary place of abode, seat or place of management is located in the Federal Republic of Germany. The summary is based on laws currently in force and as applied in practice on the date of this offering circular, all of which are subject to change, possibly with retroactive effect. The information provided below does not purport to be a complete, exhaustive or final summary of the tax law and practice currently applicable in the Federal Republic of Germany, and prospective investors should consult their own tax advisors regarding the tax consequences of investing in the Notes in their own particular circumstances.

Under current law, payments of interest on the Notes to persons who are not tax residents of the Federal Republic of Germany and have no connection with the Federal Republic of Germany other than the receipt of such payments will generally be exempt from German taxation. The government has announced plans, however, to introduce a new form of final withholding tax on interest, primarily directed at the taxation of German tax residents, which would come into effect retroactively as of January 1, 2003. Whether and to what extent the planned changes will be enacted is subject to the legislative process and cannot be predicted in advance. It is still unclear whether the planned changes would affect the taxation of interest earned by persons who are not tax residents of the Federal Republic of Germany, and prospective investors should consult their own tax advisers with respect to this possibility.

Under current law, persons who are not tax residents of the Federal Republic of Germany and have no connection with the Federal Republic of Germany other than the holding of the Notes will not be subject to German tax on any capital gains from a sale or other disposition of Notes. Whether the announced plans of the government to introduce a new form of final withholding tax will affect the taxation of capital gains is still unclear, and prospective investors should consult their own tax advisers with respect to this possibility.

No stamp, issue, registration, or similar taxes or duties will be payable in the Federal Republic of Germany in connection with the issuance, delivery or execution of the Notes.

European Union

The European Union is currently in the process of finalizing a new directive regarding the taxation of savings income. Under the current proposal, each Member State other than Austria, Belgium, and Luxembourg would be required, beginning in 2004, to provide the tax authorities of each other Member State with details of payments of interest or other similar income paid by a person within its jurisdiction to individuals resident in such other Member State. Beginning on the same date, Austria, Belgium and Luxembourg would impose a withholding tax on such income. The withholding tax rate would initially be 15%, increasing to 20% after 2006 and 35% after 2009. If and when (i) the European Union enters into exchange of information agreements with Switzerland, Liechtenstein, Monaco, Andorra and San Marino; and (ii) the Council of the European Union confirms that the United States is sufficiently committed to exchange of information pursuant to bilateral agreements, Austria, Belgium and Luxembourg would cease to apply the withholding tax and would instead comply with the automatic exchange of information rules applicable to the other Member States. Although some issues regarding the proposal remain to be resolved (notably, a precondition that Switzerland agree to a withholding tax regime similar to that applicable to Austria, Belgium and Luxembourg), the Council of the European Union intends to finalize and approve the directive on March 21, 2003. Holders should consult their own tax advisers regarding the implications of the directive in their particular circumstances.

United States

The following is a discussion of the material United States federal income tax consequences of the acquisition, ownership and disposition of Notes by citizens or individual residents of the United States, U.S. domestic corporations or other persons that are subject to U.S. federal income tax on a net income basis in respect of an investment in the Notes ("U.S. Holders"). Unless otherwise stated, this discussion is limited to the tax consequences to those persons who are original beneficial owners of the Notes and who hold such Notes as capital assets for tax purposes. This discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase the Notes by any particular investor and does not address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, tax-exempt organizations, persons that have a functional currency other than the U.S. dollar and persons in special situations, such as those who hold Notes as part of a straddle, hedge, conversion transaction, or other integrated investment). This discussion does not address U.S. federal alternative minimum tax consequences, and does not describe any tax consequences arising under U.S. federal gift and estate tax laws or under the tax laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenues Code of 1986, as amended, the Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

Prospective purchasers of the Notes are urged to consult their own tax advisers concerning the United States federal income tax consequences of acquiring, owning and disposing of the Notes in their particular circumstances, as well as the application of state, local and foreign income and other tax laws.

Interest on a Note will generally be includable in the income of a U.S. Holder in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes.

Upon the sale, exchange, redemption, retirement at maturity or other disposition of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary income), and (ii) such beneficial owner's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such Holder.

Gain or loss recognized on the disposition of a Note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder's holding period for the Note is more than 12 months. The deductibility of capital losses by U.S. Holders is subject to limitations.

CERTAIN ERISA CONSIDERATIONS

The U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA") imposes fiduciary standards and certain other requirements on employee benefit plans subject thereto, including collective investment funds, separate accounts, and other entities or accounts whose underlying assets are treated as assets of such plans pursuant to the U.S. Department of Labor "plan assets" regulation, 29 CFR Section 2510.3-101 (the "Plan Assets Regulation") (collectively, "ERISA Plans") and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA's general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that an ERISA Plan's investments be made in accordance with the documents governing the Plan. The prudence of a particular investment will be determined by the responsible fiduciary of an ERISA Plan by taking into account the ERISA Plan's particular circumstances and all of the facts and circumstances of the investment including, but not limited to, the matters discussed in "Risk Factors" and the fact that in the future there may be no market in which such fiduciary will be able to sell or otherwise dispose of the Notes. Accordingly, each fiduciary of an ERISA Plan should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorising an investment in the Notes.

In addition, Section 406 of ERISA and Section 4975 of the U.S. Internal Revenue Code of 1986, as amended, (the "Code") prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code (together with ERISA Plans, "Plans") and certain persons (referred to as "parties in interest" or "disqualified persons") having certain relationships to such Plans, unless a statutory or administrative exemption applies to the transaction. In particular, a sale or exchange of property or an extension of credit between a Plan and a "party in interest" or "disqualified person" may constitute a prohibited transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes or other liabilities under ERISA and the Code.

Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code may arise if the Notes are acquired by a Plan with respect to which the Bank or an Affiliate is a party in interest or a disqualified person. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may apply depending in part on the type of Plan fiduciary making the decision to acquire a Note and the circumstances under which such decision is made. Included among these exemptions are Prohibited Transaction Class Exemption ("PTCE") 91-38 (relating to investments by bank collective investment funds), PTCE 84-14 (relating to transactions effected by a "qualified professional asset manager"), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 95-60 (relating to investments by insurance company general accounts) and PTCE 96-23 (relating to transactions determined by an in-house asset manager). There can be no assurance that any of these class exemptions or any other exemption will be available with respect to any particular transaction involving the Notes.

Under a "look-through rule" set forth in the Plan Assets Regulation, if a Plan invests in an "equity interest" of an entity that is neither a "publicly-offered security" nor a security issued by an investment company registered under the Investment Company Act, the Plan's assets include both the equity interest and an undivided interest in each of the entity's underlying assets, unless it is established that the entity is an "operating company" or that equity participation in the entity by "benefit plan investors" is not "significant". Equity participation in an entity by "benefit plan investors" is "significant" if 25% or more of the value of any class of equity interest in the entity is held by "benefit plan investors." An equity interest does not include debt (as determined by applicable local law) which does not have substantial equity features. An equity interest includes an undivided interest in property. The term "benefit plan investor" includes Plans and employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA. Under these rules, the Loan may be deemed to be a "plan asset" of an investing Plan for purposes of ERISA and Section 4975 of the Code if the Notes are treated as equity of the Bank for ERISA purposes and if benefit plan investors purchase or hold 25% or more of the Notes and no exception is applicable under the Plan Assets Regulation. If the Loan were deemed to be a "plan asset" of investing Plans, it would be subject to the requirements of ERISA, including the requirement under ERISA, and a regulation promulgated thereunder (the "Indicia of Ownership Rules"), that no fiduciary under ERISA may maintain the indicia of ownership of assets of a Plan outside the jurisdiction of the Federal district courts of the United States except in certain qualifying locations and subject to certain specified conditions. Following the Loan Administration Assignment, a signed copy of the Trust Deed and Loan Agreement will be held by the Bank of New York. Any fiduciary or other person making the decision to purchase the Notes on behalf of or with "plan assets" of a Plan should consult their advisers concerning the potential application of the Plan Assets Rule to a purchase of the Notes and to the Loan.

BY ITS PURCHASE AND HOLDING OF A NOTE, EACH PURCHASER AND EACH TRANSFEREE WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED EITHER THAT (A) IT IS NOT AN EMPLOYEE BENEFIT PLAN AS DESCRIBED IN SECTION 3(3) OF ERISA AND SUBJECT TO ERISA, OR A PLAN SUBJECT TO SECTION 4975 OF THE CODE, OR A GOVERNMENTAL PLAN OR CHURCH PLAN WHICH IS SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE, OR AN ENTITY WHOSE ASSETS ARE TREATED AS ASSETS OF ANY SUCH PLAN OR (B) ITS PURCHASE AND HOLDING OF A NOTE WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR ANY SUBSTANTIALLY SIMILAR PROVISIONS OF ANY FEDERAL, STATE OR LOCAL LAW.

Governmental plans and certain church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to state or other laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel before purchasing Notes.

Any Plan fiduciary that proposes to cause a Plan to purchase Notes should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such investment will not constitute or result in a prohibited transaction or any other violation of an applicable requirement of ERISA.

The sale of Notes to a Plan is in no respect a representation by the Bank that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

GENERAL INFORMATION

(1) The Notes have been accepted for clearance through Euroclear, Clearstream, Luxembourg and DTC. The common code of the Regulation S Notes is ● and the ISIN is ●. The CUSIP number of the Rule 144A Notes is ● and the ISIN is ●. In addition, application has been made for the Rule 144A Notes to be designated as eligible for trading on PORTAL.

(2) In connection with the application to list the Notes on the Luxembourg Stock Exchange, a legal notice relating to the issue of the Notes and a copy of the Charter of Gazprom (together with an English translation) will be deposited with the Chief Registrar of the District Court in Luxembourg ("*Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg*") where such documents may be examined and copies obtained.

(3) Gazprom and the Bank have obtained all necessary consents, approvals and authorizations in Russia and Germany in connection with the Loan and the issue and performance of the Notes. The Loan was authorized by the Resolution of the Management Committee of Gazprom passed on ●. The issuance of the Notes was authorized by the Bank by a resolution of the Management Board passed on ●.

(4) No consents, approvals, authorisations or orders of any regulatory authorities are required by the Bank under the laws of the Federal Republic of Germany for the maintaining of the Loan or for the issue and performance of the Notes.

(5) Except as disclosed in this offering circular, there has been no significant change in the financial or trading position or prospects of Gazprom or the Group since September 30, 2002 and no material adverse change in the financial or trading position or prospects of Gazprom or of the Group since September 30, 2002.

(6) Except as disclosed in this offering circular, neither Gazprom nor any of its subsidiaries is involved in any litigation or arbitration proceedings relating to claims or amounts that are material in the context of the issue of the Notes nor, so far as Gazprom is aware, is any such litigation or arbitration pending or threatened.

(7) Copies in English of the latest annual report and consolidated annual accounts of Gazprom and the latest interim consolidated unaudited accounts of Gazprom may be obtained, and copies of the Trust Deed in respect of the Notes (including the forms of the Global Notes and Definitive Notes), the Paying Agency Agreement and the Loan Agreement will be available for inspection, at the specified offices of the Trustee and the Paying Agent in Luxembourg during normal business hours, so long as any of the Notes are outstanding.

(8) Gazprom publishes interim consolidated unaudited condensed financial statements, prepared in accordance with IAS 34, for the six month period ended June 30 and for the nine month period ended September 30 in each year. Gazprom does not publish non-consolidated annual or interim financial statements prepared in accordance with IAS. Gazprom does not publish audited or unaudited interim or year-end consolidated or non-consolidated financial statements prepared in accordance with U.S. GAAP nor does it publish audited or unaudited interim financial statements or year-end non-consolidated financial statements prepared in accordance with Russian Accounting Regulations.

(9) Certain information with respect to Gazprom's natural gas, gas condensate and crude oil reserves associated with Gazprom's natural gas, gas condensate and crude oil properties is derived from the report of DeGolyer and MacNaughton, an internationally recognized firm of independent reservoir engineers, dated December 31, 2000, and has been included herein upon the authority of said firm as experts with respect to the matters covered by such report and in giving such report.

OVERVIEW OF THE RUSSIAN GAS INDUSTRY AND ITS REGULATION

The information set forth in this section is based on publicly available information.

General

The Russian natural gas industry developed during the Soviet era and expanded rapidly after the discovery in the 1960s of significant reserves in the exceptionally large natural gas fields of western Siberia. Russia experienced a profound crisis in the early 1990s as a result of the dissolution of the Soviet Union, suffering a decline in industrial production and GDP.

Between 1990 and 1999, the Government's policies on natural gas industry structure and prices kept demand for natural gas and natural gas production relatively stable in comparison to demand for other energy sources over the same period, such as oil and coal. Total natural gas production declined by only 7.6% over the period, whereas the production of oil and coal declined by 41.7% and 36.7%, respectively. Moreover there has been a shift away from the use of oil and coal in favor of natural gas over the period, primarily because domestic natural gas prices have been kept at a low level.

Since the dissolution of the Soviet Union, the oil and coal industries have been restructured into several regional enterprises whereas the natural gas industry (including production, refining, transportation and sales) has remained unified.

Classification of Reserves

Russian methods for calculating and classifying reserves differ from generally accepted practices in the United States and other countries. Reserves which are calculated using different methods cannot be accurately reconciled.

Categories of reserves and potential and forecasted oil and natural gas resources

Natural gas, gas condensate and oil reserves are categorized under the Russian reserves system based on their physical presence in a deposit. Explored reserves are represented by categories A, B and C1; preliminary estimated reserves are represented by category C2; potential resources are represented by category C3; and forecasted resources are represented by the categories D1 and D2. For a description of categories A, B and C1, see "Business—Reserves and Production."

Category C2 reserves are preliminary estimated reserves of a deposit calculated on the basis of geological and geophysical research of unexplored sections of deposits adjoining sections of a field containing reserves of higher categories and of untested deposits of explored fields. The shape, size, structure, level, reservoir types, content and characteristics of the hydrocarbon deposit are determined in general terms based on the results of the geological and geophysical exploration and information on the more fully explored portions of a deposit. Category C2 reserves are used to determine the development potential of a field and to plan geological, exploration and production activities.

Category C3 reserves are prospective reserves prepared for the drilling of (i) traps within the oil-and-gas bearing area, delineated by geological and geophysical exploration methods tested for such area and (ii) the formation of explored fields which have not yet been exposed by drilling. The form, size and stratification conditions of the assumed deposit are estimated from the results of geological and geophysical research. The thickness, reservoir characteristics of the formations, the composition and the characteristics of hydrocarbons are assumed to be analogous to those for explored fields. Category C3 reserves are used in the planning of prospecting and exploration work in areas known to contain other reserve bearing fields.

Category D1 reserves are calculated based on the results of regional geological, geophysical and geochemical research and by analogy with explored fields within the region being evaluated. Category D1 reserves are reserves in lithological and stratigraphic series that are evaluated within the boundaries of large regional structures confirmed to contain commercial reserves of oil and gas.

Category D2 reserves are calculated using assumed parameters on the basis of general geological concepts and by analogy with other, better studied regions with explored oil and gas fields. Category D2 reserves are

reserves in lithological and stratigraphic series that are evaluated within the boundaries of large regional structures not yet confirmed to contain commercial reserves of oil and gas. The prospects for these series to prove to be oil-and-gas-bearing are evaluated based on geological, geophysical and geochemical research.

The evaluation of gas reserves in newly discovered natural gas or oil-and-gas deposits is carried out under the Russian reserves system using the volume method. The volume method determines the volume of reserves by examining the filtration and capacitive parameters of the deposit based on (i) the area of the deposit; (ii) the effective depth of hydrocarbon saturation; and (iii) the porousness of the deposit and the level of saturation of the hydrocarbons, taking into account thermobaric conditions.

The evaluation of natural gas reserves in deposits already under development is carried out under the Russian reserves system using both the volume method and the material balance method. The material balance method takes into account temporal changes in the effective reservoir pressure as a result of the extraction of the hydrocarbons and the resultant influx of water.

Russian Regulation

The Russian legal system's rapid evolution during the last ten years is particularly evident in the context of natural gas industry regulation. Below is a brief overview of some key aspects of the current regulatory regime for the natural gas industry.

The regulation of legal and economic relations in the Russian natural gas industry is based on the following legislation: Constitution of the Russian Federation, the Civil Code of the Russian Federation, the Law of the Russian Federation "On Subsoil Resources" No. 2395-1 dated February 21, 1992 as amended (the "Subsoil Resources Law"), the Federal Law "On Natural Monopolies" No. 147-FZ dated August 17, 1995 (the "Natural Monopoly Law"), the Federal Law "On the Continental Shelf of the Russian Federation" No. 187-FZ dated November 30, 1995 and the Gas Supply Law. The most important recent piece of legislation is the Gas Supply Law which creates a regulatory framework for natural gas exploration, production, transportation, storage and supplies.

Under the Gas Supply Law, Russian federal authorities have jurisdiction over natural gas supplies, including, *inter alia*, the development and implementation of Government policy on natural gas supply; the regulation of strategic natural gas reserves; control over the industrial and environmental safety of the natural gas supply systems; and standardization and certification.

The Government (i) sets the projected natural gas production levels and the sales balance in Russia; (ii) sets the Federal Program of Gasification* in Russia; (iii) determines the level of natural gas prices and natural gas transportation tariffs; (iv) regulates natural gas deliveries; (v) sets procedures for providing independent organizations with access to the natural gas transportation and distribution networks; and (vi) defines the categories of customers to whom natural gas deliveries cannot be restricted or suspended.

The Ministry of Energy is specifically responsible for the practical implementation of Government fuel and energy industry policy and the coordination of the activities of the federal executive bodies.

The Ministry of Natural Resources of the Russian Federation is responsible for regulating the exploration, use and protection of natural resources. It is the body which licenses the production and exploration of subsoil resources.

The Constitution of the Russian Federation stipulates that the use of subsoil is under the joint jurisdiction of the federal and regional authorities.

Under the Gas Supply Law, regional governing authorities have substantial power to regulate projects related to the exploration of oil and natural gas fields and the transportation and refining of oil and natural gas. In cooperation with the Ministry of Natural Resources, regional authorities grant licenses for the exploration and

* The Presidential Decree No. 742 dated May 20, 1996 adopted a Federal Program of Gasification for 1996-2000. In the summer of 2000, the Government decided to reduce the budgeted costs for special-purpose federal programs. The Ministry of Energy is in the process of preparing a new draft of the Gasification Program.

production of subsoil resources (except for subsoil plots located in Russia's internal waters, territorial seas or on its continental shelf which fall under exclusive Federal jurisdiction). Regional authorities usually also have jurisdiction over land use, environmental, employee health and safety, social security and certain financial regulations. The relationship between the relevant federal, regional and local authorities, as well as between any one natural gas company and such authorities, has a significant impact on the conditions under which a natural gas company can operate in any particular region.

Subsoil Licensing

In 1992, the Subsoil Resources Law introduced a licensing system governing the study, exploration and production of natural resources from the subsoil in Russia. Until 1995, licenses for fields where exploration and production was already in process were granted without a tender offer. Licenses for new fields and subsoil plots, however, were awarded through auctions or tenders conducted by the governing body of the relevant regional government and the Ministry of Natural Resources. The most important criterion for granting the license at these auctions was the lump sum amount the bidder was prepared to pay for the right to use the subsoil, but technical, environmental, safety and national security factors were also taken into consideration.

In certain instances, such as upon the enactment of production sharing agreements between the development company, investors and regional and federal governments, the Subsoil Resources Law allows for licenses to be issued without a tender procedure.

Licensing agreements for subsoil use identify the terms and conditions for the use of the subsoil, the rights and obligations of the licensee and the manager of the subsoil plot and the level of payments. There are usually three parties to any licensing agreement: the regional authority of the region where the field is located, the Ministry of Natural Resources and the licensee.

There are four types of licenses applicable to the study, exploration and production of natural resources (i) licenses for geological exploration of the subsoil plot; (ii) licenses for exploration and assessment of natural resources; (iii) licenses for production of natural resources; and (iv) combined licenses for exploration, assessment and production of natural resources. Under the Subsoil Resources Law, licenses are granted for the term stipulated in the license: up to five years for exploration and either for a period for which the field is operational[†] or for a short-term of up to one year for production. The Subsoil Resources Law allows the subsoil user to request an extension of the existing license in order to complete either the exploration of the field or the procedures necessary to vacate the land once the exploitation of the subsoil is complete, provided such user complies with the terms and conditions of the license. Indefinite term licenses are provided for the construction and operation of waste burial facilities, and underground storage facilities.

Licenses granted in accordance with the Subsoil Resources Law cannot be sold or transferred to another entity except in limited circumstances, such as to a spin-off company or a subsidiary in which the licensee has a 50% or greater share. Generally, a license cannot be held by more than one legal entity.

Under a licensing agreement, the licensee makes a number of commitments. For example, the licensee agrees to bring the field on stream by a certain date; to extract an agreed volume of natural resources each year; to keep environmental pollutants within specified limits; and to clean up environmental contamination. When the license expires, the licensee must return the relevant land, at its own expense, to a condition which is adequate for future use. The licensee can be fined or the license can be revoked in the event that it remains unused for a period of time, as a result of repeated or significant breaches of the law or the conditions of the license, upon the occurrence of a direct threat to the lives or health of people working or residing in an area where licensed activities are carried on, or upon the occurrence of *force majeure* events.

Although most of the conditions set out in a license are based on mandatory rules contained in Russian law, there are a number of provisions in a licensing agreement which are negotiated between the parties.

† Previously exploration and assessment and production licenses were restricted to a maximum term of 20 years and 25 years, respectively, but this restriction was abolished as of January 13, 2000 by Federal Law No. 20-FZ dated January 2, 2000 "On Amendment of the Law of the Russian Federation On Subsoil Resources."

The holder of an exploration, assessment and production license is subject to a quarterly tax calculated as a certain percentage of the value of the resources extracted. The Tax Code currently establishes a rate of 16.5% for the production of natural gas and gas condensate.

A holder of a license for exploration and assessment of hydrocarbons is to make quarterly payments for the use of the subsoil based on the total area of its allotment and a rate ranging from RR120 to RR360 per square meter. Fees for combined exploration, assessment and production licenses are negotiated by the parties to each license.

These payments for subsoil are in addition to relevant tax obligations applicable to the license holder in accordance with general tax legislation.

The Unified Gas Supply System

The UGSS is defined by the Gas Supply Law as a centrally managed, technologically and economically regulated system of gas production, transportation, storage and supply.

Gazprom is currently the owner of the UGSS. Under the Gas Supply Law the owner of the UGSS has a number of responsibilities, including ensuring a reliable supply of natural gas within Russia; maintaining and developing the UGSS network; monitoring the function of UGSS facilities; ensuring the natural gas supply agreements entered into by Russia; procuring the use of equipment and processes for power-saving and environmental safety in the UGSS; ensuring industrial safety within the UGSS; and disaster management.

The Gas Supply Law does not permit the division of the UGSS or the liquidation of its owner without the consent of the Government. The Gas Supply Law also regulates the ownership of shares in the company which owns the UGSS. In particular, foreign persons and companies are not permitted to own more than 20% of the owner's issued ordinary shares and at least 35% of the owner's issued ordinary shares must be owned by the Government. The sale or any other transfer of title of such owner's shares can only be carried out if a Federal Law is issued permitting such sale or transfer.

Transportation and Supply of Gas

The relationship between natural gas suppliers and off-takers is governed by the Regulation on Natural Gas Supplies within the territory of the Russian Federation approved by Government Resolution No. 162 of February 5, 1998.

A right of priority to enter into natural gas supply agreements is given to off-takers that purchase natural gas for the Government, utility, consumers and households, and to certain off-takers wishing to extend their existing natural gas supply agreements.

In accordance with Government Resolution No. 858 dated July 14, 1997, Gazprom is obliged to provide independent suppliers with access to its natural gas transportation system in Russia. This requirement is subject to the availability of spare capacity in the natural gas transportation system, natural gas from independent suppliers being of sufficient quality and the availability of connecting and branch pipelines to consumers.

In accordance with the Gas Supply Law, consumers are obliged to pay for natural gas supplies and transportation services. If consumers fail to make such payments, suppliers have the right to limit or suspend natural gas supplies to such consumers in accordance with specific procedures provided for by a number of Government resolutions. The Government of the Russian Federation has, however, issued a number of resolutions (e.g. Government Resolution No. 1 dated January 5, 1998 and Government Resolution No. 364 dated May 29, 2002) regulating the restriction or suspension of supplies to certain customers. These consumers include, *inter alia*, medical institutions, military units, nuclear plants, communication organizations and certain vital utilities.

Prices and Tariffs

Gas prices and transportation tariffs in Russia are regulated by the Natural Monopoly Law and the Gas Supply Law as well as by a number of supplemental Government resolutions. Government Resolution No. 1021 of December 29, 2000 "On State Regulation of Gas Prices and Tariffs for Gas Transportation in the Territory of the Russian Federation" as amended sets out the main provisions relating to natural gas prices and transportation tariffs.

The Federal Energy Commission of the Russian Federation ("FEC") regulates natural monopolies and establishes and regulates natural gas prices and tariffs. In accordance with Resolution No. 1021, the FEC establishes the level of:

- wholesale natural gas prices;
- tariffs for gas transportation services through trunk pipelines for independent organizations;
- tariffs for gas transportation through pipelines owned by independent gas transportation organizations;
- tariffs for gas transportation through supply networks; and
- payments for the supply and marketing services rendered by gas distribution companies to end-users.

Environmental Requirements

Environmental rules and standards are regulated by a number of Russian federal laws and regulations. Federal Law No. 7-FZ "On Environmental Protection" of January 10, 2002 (the "Environmental Protection Law"), is one of the principal environmental laws. The Environmental Protection Law establishes a "pay-to-pollute" regime and is administered by the Ministry of Natural Resources and local authorities. Fees are assessed for both pollution within the limits agreed on emissions and effluents and for pollution in excess of these limits. There are additional fines for certain other breaches of environmental regulations. The Environmental Protection Law contains an obligation to make compensation payments to the budget for all environmental losses caused by pollution. In the event of a dispute concerning losses caused by breaches of environmental laws and regulations, the prosecutor's office or other authorized governmental bodies may bring suit, though there is no private right of action. Courts may impose clean-up obligations subject to the agreement of the parties in lieu of or in addition to imposing fines.

Exploration licenses and production licenses generally require certain environmental commitments. Although such commitments may be stringent in a particular license, the penalties for failing to comply and clean-up requirements are generally low.

Regulating the Activities of Natural Monopolies

The Natural Monopoly Law defines "natural monopoly" as a condition of the commodities market in which the demand for products is satisfied more effectively in the absence of competition and in which another product cannot readily be substituted for the monopoly product. The Natural Monopoly Law sets out, *inter alia*, a regime for the regulation of entities which have a natural monopoly over natural gas transportation. It has also established an authority (currently the FEC) which supervises:

- transactions involving the acquisition by a natural monopoly entity of title to (or the rights to use) assets where the value of such assets exceeds 10% of the natural monopoly entity's own capital (as calculated in accordance with its latest audited balance sheet). Such transactions may not be related to the industry of the natural monopoly entity;
- investments whose value exceeds 10% of the natural monopoly entity's own capital (as calculated in accordance with its latest audited balance sheet). Such investments may not be related to the industry of the natural monopoly entity; and
- sales, leases or other transactions, whereby the natural monopoly entity disposes of assets used in the industry which it monopolizes where the value of such assets exceeds 10% of the value of the natural monopoly entity's own capital (as calculated in accordance with its latest audited balance sheet).

The FEC can penalize a natural monopoly entity and insist that it take certain actions if the entity breaches the Natural Monopoly Law. The FEC may access information on a natural monopoly entity, whether it be held by such entity itself, Government bodies or local authorities.

The FEC's principal methods of regulating the activities of natural monopolies are:

- price regulation; and
- identifying consumers entitled to obligatory services and setting natural monopoly minimum supply levels for such consumers (with a view to protecting the rights and legal interests of citizens, state security, the environment and cultural values).

As a natural monopoly entity, Gazprom must submit ongoing reports on its activities and drafts of capital investment plans to the FEC. The FEC has the right (i) to implement, amend or suspend the Natural Monopoly Law regulations; (ii) to instruct natural monopoly entities to enter into contracts with those consumers entitled to obligatory service; (iii) to make amendments to existing contracts; (iv) to transfer revenues from activities which contravene the Natural Monopoly Law to the federal budget; and (v) to fine natural monopoly entities for violations of the Natural Monopoly Law.

Energy Charter Treaty

The Energy Charter ("EC") was conceived at a meeting of the European Council in June 1990 as a means to strengthen the relationship which existed in the energy sector between the USSR, the countries of central and eastern Europe and the countries of western Europe. The EC was officially adopted in December 1991. It is a political declaration on co-operation between east and west in the energy sector and is not legally binding on any of its parties. At present, the EC has been signed by 52 countries, including the countries of the European Union.

In December 1994, following three years of negotiations, the general intentions contained in the EC were put into a legally binding form, the Energy Charter Treaty (the "ECT"). As at July 23, 2002, the ECT had been signed by 52 countries, including Russia and the member states of the EU, and has been ratified by 46 countries.

The main objectives of the ECT are to: (i) provide a stable energy supply; (ii) provide effective production, processing, transportation, distribution and consumption of energy resources; (iii) assist in the development of the European energy market and the improvement of the global energy market through implementing principles of non-discriminatory access and free market pricing; (iv) legally protect the interests of energy-related companies and entities on issues relating to investments, transit, trade and dispute resolution procedures.

Although Russia signed the ECT in December 1994, it has not yet ratified it. The question of ratification has been discussed on a number of occasions in the State Duma of the Federal Council of the Russian Federation. The most recent hearing took place on January 26, 2001, where it was decided that the issue of ratification should be referred to the President of Russia, with a request that the Security Council be authorized, for the sake of the country's security, to analyze the economic and political consequences of the ratification of the ECT. Although Russia has not ratified the ECT, it is a member of the Energy Charter Conference and participates in the Energy Charter Secretariat's day-to-day activities.

European Union Gas Directive

On June 22, 1998, the European Parliament and the Council of the European Union adopted a directive on common rules for the internal market in natural gas (the "Directive"). The Directive came into force on August 10, 1998.

The Directive establishes common rules for the transmission, distribution, supply and storage of natural gas. It sets out rules for the organization of the natural gas sector (including liquefied natural gas), access to the market, the operation of transmission and distribution systems, and the criteria and procedures for authorizing the transmission, distribution, supply and storage of natural gas. The Directive requires member states to open up their natural gas markets to competition on a staged basis: 20% by August 2000, 28% by August 2002 and 33% by August 2008. Member states may accelerate the rate at which they open their markets if they so wish, and many have done so.

The implementation of the Directive has led to significant structural changes in the European natural gas market. The Directive is bringing about a significant liberalization of the European natural gas market, which goes further than the Directive's minimum requirements. Almost 80% of the total EU market has now been opened up to competition. The EU Commission is considering the possibility of introducing a further Directive which would require total liberalization of European natural gas markets by 2004.

Russia is the largest natural gas supplier into western Europe, followed by Algeria and Norway. Current EU projections show that in order to meet the rapidly increasing demand for natural gas and to compensate for the decline in the production of natural gas within the EU, there will be an increasing dependence upon imports from outside the EU. The electricity industry and other sectors of the economy are increasingly using natural gas because of its favorable ecological characteristics, which has increased demand.

As a result of the liberalization of the EU's natural gas market, short-term contracts and single transactions involving natural gas have become more popular. In time, this may have a significant effect on the state of the market. The long-term "take-or-pay" contracts, under which most of Europe's natural gas is supplied by Gazprom and other traditional exporters, however, provide for secure and stable natural gas supplies while at the same time balancing the interests of both exporters and importers. Such contracts are also the main element of major natural gas export financing projects, which provide producers with capital needed for investments and exploration. As a result, it is unlikely that long-term natural gas contracts will be replaced by spot-transactions.

GLOSSARY OF TERMS

"Accounting Chamber"	State Finance control authority of the Russian Federation, formed by the Federation Council, the upper chamber of the Russian Parliament
"Baltic Countries"	Lithuania, Latvia and Estonia
"bbls"	Billions of barrels
"bcm"	Billion cubic meters, as measured under one atmosphere of pressure at 20°C
"Blue Stream Project"	The construction and operation by Gazprom, in alliance with key Italian natural gas purchaser and distributor ENI, of a new natural gas trunk pipeline from Russia via the Black Sea to Turkey
"Board of Directors"	Gazprom's board of directors consisting of 11 members and appointed pursuant to the Joint Stock Companies Law and the Charter
"boe"	Barrel of oil equivalent
"Central Asia"	Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan and Uzbekistan
"Central Bank"	Central Bank of the Russian Federation
"central and eastern Europe"	For the purposes of this offering circular: Bosnia, Bulgaria, Croatia, Czech Republic, former Yugoslav Republic of Macedonia ("FYROM"), Hungary, Poland, Romania, Slovakia, Slovenia and Yugoslavia
"Charter"	Gazprom's Charter of May 31, 1996, as amended
"Constitution"	The constitution of the Russian Federation adopted on December 12, 1993
"EBRD"	European Bank for Reconstruction and Development
"Energy Charter Treaty"	Treaty between European states the main objective of which is to assist in the development of the European energy market.
"EU"	European Union
"EU Gas Directive"	A directive adopted by the European Parliament and the Council, which came into force in August 1998, with the purpose of establishing common rules for the organization and functioning of the European natural gas market
"Europe"	For the purposes of this offering circular, central and eastern Europe and western Europe

"FEC"	Federal Energy Commission of the Russian Federation established pursuant to Government Decree No. 960 dated August 13, 1996 which is responsible, *inter alia*, for regulating domestic gas prices, transportation tariffs and natural resources monopoly activities
"FSU"	Excluding Russia, the countries which formerly comprised the Soviet Union: Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan
"General Meeting of Shareholders"	Gazprom's highest authority in accordance with its Charter, with exclusive power over various aspects of Gazprom's management
"International Energy Agency"	A forum with 26 member countries that is an authoritative source for energy statistics worldwide
"kW"	Kilowatts
"mcm"	Thousand cubic meters, as measured under one atmosphere of pressure at 20°C
"Management Committee"	An executive body of Gazprom, which along with the Management Committee Chairman, manages Gazprom's day-to-day affairs and implements the strategic plans of the Board of Directors
"Management Committee Chairman"	An executive of Gazprom who is responsible for issues that do not fall within the exclusive jurisdiction of the General Meeting of Shareholders, the Board of Directors or the Management Committee
"mtoe"	Million metric ton of oil equivalent
"mmbls"	Millions of barrels
"Novy Urengoi Gas Chemistry Complex"	A natural gas processing complex designed by Gazprom in cooperation with Salzgitter Anlagenbau and Linde, with some BASF participation, which is to be built in Novy Urengoi Region in western Siberia
"State Duma"	Lower chamber of the Russian parliament
"State Ecological Monitoring System"	A system, outlined in Government Decree No. 622 dated August 23, 2000, which monitors environmental conditions using various facilities
"State Gas Concern Gazprom"	The State controlled entity charged with the task of operating and developing the UGSS prior to Gazprom's 1993 reorganization into a joint stock company
"Subjects of the Russian Federation"	State legal formations which jointly comprise the Russian Federation. In accordance with the Constitution, there are six types of Russian Federation "Subjects:" republics of the Russian Federation, krai, regions, federal cities, autonomous regions and autonomous districts

"take-or-pay" contract	A contract under which a purchaser agrees to take natural gas from a supplier for an agreed period and price and to pay an agreed sum to a supplier should the purchaser be unable to continue to buy
"tcm"	Trillion cubic meters, as measured under one atmosphere of pressure at 20°C
"toe"	Metric ton of oil equivalent
"ton"	One metric ton
"Transbalkan Pipeline Project"	Gazprom's project on the expansion and modernization of the existing pipeline network in the Ukraine, Romania and Bulgaria
"western Europe"	For the purposes of this offering circular Andorra, Austria, Belgium, Cyprus, Denmark, Finland, France, Germany, Greece, Greenland, Iceland, Republic of Ireland, Italy, Liechtenstein, Luxembourg, Malta, Monaco, The Netherlands, Norway, Portugal, San Marino, Spain, Sweden, Switzerland, Turkey and the United Kingdom
"UGSS"	Unified Gas Supply System
"US" or "U.S."	United States of America
"UK"	United Kingdom
"Yamal-Europe Project"	Gazprom's project, which consists of the construction of pipelines (total length approximately 5,900 km) from the northern part of the Tyumen region in the Russian Federation to Germany, running through the territories of Belarus and Poland
"Yamburg Agreement"	A number of contracts made between government authorities of the former USSR and a number of central and eastern European countries in 1985-1992 which provided for gas deliveries by Gazprom
"Yugoslavia"	The former Yugoslavia or the current Serbia and Montenegro, as the context may require.

CONVERSION TABLE

metric measure	U.S. measure
1 bcm	35,316,000,000 cubic feet
1 tcm	35,316,000,000,000 cubic feet
1 ton	1,000 kilos, 2,204.6 pounds, 7.33 barrels
1 kilometer	approximately 0.62 miles
1 metric ton of oil equivalent	25.2 Quadrillion Btus (British Thermal Unit) approximately 1,125 cubic meters of natural gas
1 barrel of gas condensate	1 barrel of oil equivalent (boe)
1 cubic meter of natural gas	5.885 barrels of oil equivalent (boe)

INDEX TO FINANCIAL STATEMENTS

OAO GAZPROM
IAS CONSOLIDATED FINANCIAL STATEMENTS
31 DECEMBER 2001 and 2000

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

AUDITORS' REPORT

To the Shareholders of OAO Gazprom

1. We have audited the accompanying consolidated balance sheets of OAO Gazprom and its subsidiaries (the "Group") as of 31 December 2001 and 2000, and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity for each of the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

2. We conducted our audits in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2001 and 2000, and the results of its operations and its cash flows for the years then ended in accordance with International Accounting Standards.

4. Without qualifying our opinion, we draw your attention to Note 26 to the consolidated financial statements. The Government of the Russian Federation is the principal shareholder of the Group and governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

5. Further, we draw your attention to Note 29 to the consolidated financial statements. The consolidated financial statements as of 31 December 2001 and 2000, as previously issued, have been restated for changes in the general purchasing power of the Russian Rouble in accordance with International Accounting Standard 29 "Financial Reporting in Hyperinflationary Economies" with all amounts stated in terms of the measuring unit current as of 30 September 2002.

Moscow, Russian Federation

26 June 2002, except for Note 29, as to which the date is 10 February 2003

OAO GAZPROM

IAS CONSOLIDATED BALANCE SHEET

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

	Notes	31 December 2001	2000	1999
Assets				
Current assets				
Cash and cash equivalents	6	49,602	13,384	18,797
Restricted cash	6	44,333	49,178	39,229
Short-term investments	7	30,085	31,455	23,740
Accounts receivable and prepayments	8	247,246	322,905	333,528
Inventories	9	81,976	77,664	67,860
Other current assets		21,990	5,171	3,296
		475,232	499,757	486,450
Long-term assets				
Property, plant and equipment	10	1,710,209	1,681,079	1,672,888
Investments in associated undertakings	5,11,26	86,407	82,783	84,679
Other long-term investments	12	35,894	34,851	24,403
Deferred tax assets	17	15,232	128,640	—
Other long-term assets		46,925	40,201	58,003
		1,894,667	1,967,554	1,839,973
Total assets	5	2,369,899	2,467,311	2,326,423
Liabilities and equity				
Current liabilities				
Accounts payable and accrued charges	13	118,513	111,800	99,420
Taxes payable	14	60,783	150,203	212,023
Short-term borrowings and current portion of long-term borrowings	15	185,206	146,808	134,199
Short-term promissory notes payable	15	67,527	75,532	32,799
Provisions for liabilities and charges	19	—	11,431	8,872
		432,029	495,774	487,313
Long-term liabilities				
Long-term borrowings	16	227,720	268,785	367,871
Long-term promissory notes payable and other long-term liabilities	16	19,028	8,117	—
Restructured tax liabilities	14	21,060	11,615	—
Provisions for liabilities and charges	19	19,229	32,717	49,014
Deferred tax liabilities	17	—	—	137,311
		287,037	321,234	554,196
Total liabilities	5	719,066	817,008	1,041,509
Minority interest	25	16,677	11,434	9,738
Shareholders' equity				
Share capital	20	311,918	311,918	311,918
Treasury shares	20	(20,020)	(12,675)	(8,357)
Retained earnings and other reserves	20	1,342,258	1,339,626	971,615
Total shareholders' equity		1,634,156	1,638,869	1,275,176
Total liabilities and equity		2,369,899	2,467,311	2,326,423

A.B. Miller
Chairman of the Management Committee
26 June 2002

E.A. Vasilieva
Chief Accountant
26 June 2002

The accompanying notes are an integral part of these financial statements.

OAO GAZPROM

IAS CONSOLIDATED STATEMENT OF OPERATIONS

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

	Notes	Year ended 31 December 2001	2000	1999
Sales	5, 21	683,859	708,366	525,080
Operating expenses	5, 22	(486,148)	(533,614)	(486,467)
Operating profit	5	**197,711**	**174,752**	**38,613**
Exchange gain		26,824	58,551	94,243
Exchange loss		(32,011)	(61,939)	(149,837)
Interest income		13,605	14,973	17,017
Gain on restructured taxes	14	20,647	22,096	—
Interest expense on taxes payable		(7,634)	(26,215)	(34,852)
Other interest expense		(31,986)	(35,692)	(12,920)
Net finance costs		(10,555)	(28,226)	(86,349)
Share of net income (loss) of associated undertakings		3,920	835	(774)
Losses on available-for-sale investments	18	(953)	(2,944)	(1,877)
Profit (loss) before gain on net monetary position, profit tax and minority interest		**190,123**	**144,417**	**(50,387)**
Monetary gain	29	32,146	57,867	80,765
Profit before profit tax and minority interest		**222,269**	**202,284**	**30,378**
Current profit tax expense	17	(91,080)	(90,819)	(38,715)
Deferred profit tax (expense) benefit	17	(113,408)	265,951	(116,326)
Profit tax (expense) benefit	17	(204,488)	175,132	(155,041)
Profit (loss) before minority interest		**17,781**	**377,416**	**(124,663)**
Minority interest	25	(5,121)	(1,989)	(288)
Net profit (loss)	23	**12,660**	**375,427**	**(124,951)**
Basic and diluted earnings per share (in Roubles)	23	**0.60**	**17.84**	**(5.92)**

A.B. Miller
Chairman of the Management Committee
26 June 2002

E.A. Vasilieva
Chief Accountant
26 June 2002

The accompanying notes are an integral part of these financial statements.

OAO GAZPROM

IAS CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

	Notes	Year ended 31 December 2001	2000	1999
Operating activities				
Net cash provided by operating activities	24	**156,451**	**111,903**	**21,699**
Investing activities				
Capital expenditures		(101,522)	(63,684)	(55,284)
Net change in loans made		(1,149)	1,905	(6,708)
Interest received		11,921	13,866	15,761
Interest paid and capitalised	10	(16,029)	(19,109)	(14,203)
Net cash received (paid) on acquisition of subsidiary	25	322	—	(2,467)
Sale of investments		—	3,379	3,152
Purchase of investments		(8,657)	(9,221)	(15,228)
Net cash used for investing activities		**(115,114)**	**(72,864)**	**(74,977)**
Financing activities				
Proceeds from long-term borrowings (including current portion)		97,427	20,990	86,460
Repayment of long-term borrowings (including current portion)		(47,119)	(46,154)	(38,965)
Sale of promissory notes		52,189	65,186	6,873
Redemption of promissory notes		(75,059)	(29,108)	(2,073)
Net result from (redemption) issuance of bonds	16	(114)	(701)	4,190
Net (repayments of) proceeds from short-term borrowings		(769)	4,931	35,464
Dividends paid	20	(6,461)	(3,980)	(1,231)
Interest paid		(25,706)	(36,850)	(24,227)
Purchases of treasury shares		(52,123)	(9,330)	(10,464)
Sales of treasury shares (net of profit tax)		47,793	7,520	10,532
Change in cash restricted on borrowings	6	3,965	(8,211)	(10,088)
Net cash (used for) provided by financing activities		**(5,977)**	**(35,707)**	**56,471**
Effect of exchange rate changes on cash and cash equivalents		3,489	2,033	15,605
Effect of inflation accounting on cash and cash equivalents		(2,631)	(10,778)	(15,937)
Increase (decrease) in cash and cash equivalents		**36,218**	**(5,413)**	**2,861**
Cash and cash equivalents, at beginning of year		13,384	18,797	15,936
Cash and cash equivalents, at end of year	6	**49,602**	**13,384**	**18,797**

A.B. Miller
Chairman of the Management Committee
26 June 2002

E.A. Vasilieva
Chief Accountant
26 June 2002

The accompanying notes are an integral part of these financial statements.

OAO GAZPROM

IAS CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

	Notes	Number of shares outstanding (billions)	Share capital	Treasury shares	Retained earnings and other reserves	Total shareholders' equity
Balance at 31 December 1998		21.4	311,918	(8,043)	1,101,668	1,405,543
Net loss		—	—	—	(124,951)	(124,951)
Net treasury share transactions	20	(0.3)	—	(314)	380	66
Translation differences	20	—	—	—	1,616	1,616
Return of social assets to governmental authorities	20	—	—	—	(5,931)	(5,931)
Dividends	20	—	—	—	(1,167)	(1,167)
Balance as of 31 December 1999		21.1	311,918	(8,357)	971,615	1,275,176
Net income		—	—	—	375,427	375,427
Net treasury share transactions	20	(0.1)	—	(4,318)	2,510	(1,808)
Translation differences	20	—	—	—	822	822
Return of social assets to governmental authorities	20	—	—	—	(7,111)	(7,111)
Dividends	20	—	—	—	(4,238)	(4,238)
Balance as of 31 December 2000		21	311,918	(12,675)	1,339,025	1,638,268
Effect of adoption of IAS 39	18		—	—	602	602
Adjusted balance at 31 December 2000		21.0	311,918	(12,675)	1,339,627	1,638,870
Net income		—	—	—	12,660	12,660
Net treasury share transactions	20	(0.0)	—	(7,345)	3,016	(4,329)
Translation differences	20	—	—	—	(1,470)	(1,470)
Return of social assets to governmental authorities	20	—	—	—	(5,141)	(5,141)
Dividends	20	—	—	—	(6,434)	(6,434)
Balance as of 31 December 2001		21.0	311,918	(20,020)	1,342,258	1,634,156

A.B. Miller
Chairman of the Management Committee
26 June 2002

E.A. Vasilieva
Chief Accountant
26 June 2002

The accompanying notes are an integral part of these financial statements.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

1 NATURE OF OPERATIONS

RAO Gazprom was established as a Russian joint stock company by Presidential Decree No. 1333 dated 5 November 1992. The Annual General Meeting of shareholders, held on 26 June 1998, approved a recommendation from the Board of Directors on revising the name of the Company in order to comply with the federal law on joint stock companies. Consequently, the Company became the open joint stock company Gazprom or OAO Gazprom.

OAO Gazprom and its subsidiaries (the "Group") operate one of the largest gas pipeline systems in the world and are responsible for substantially all gas production and high pressure gas transportation in the Russian Federation. The Group is also a major exporter of natural gas to European countries.

The Group is directly involved in the following principal activities:

- Production – exploration and production of gas and other hydrocarbons;
- Refining – processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation – transportation of gas; and
- Distribution – domestic and export sale of gas.

The weighted average number of employees during 2001, 2000 and 1999 was 300 thousand, 306 thousand and 298 thousand, respectively.

2 ECONOMIC ENVIRONMENT IN THE RUSSIAN FEDERATION

The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of:

- a currency that is not freely convertible outside of the country;
- extensive currency controls;
- a low level of liquidity in the public and private debt and equity markets; and
- high inflation.

Transactions on the Russian stock exchange market are influenced by underdeveloped infrastructure, especially registration and settlement systems which are in the process of formation as well as regulation basis.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

3 BASIS OF PRESENTATION

These financial statements are prepared in accordance with International Accounting Standards ("IAS"). The Group subsidiaries and associated undertakings maintain their statutory financial statements in accordance with the Regulation on Accounting and Reporting of the Russian Federation ("RAR") or the accounting regulations of the country in which the particular Group company is resident. The financial statements of the Group's subsidiaries and associated undertakings resident in the Russian Federation, which account for substantially all the assets and liabilities of the Group, are based on their statutory records, which are maintained under the historical cost convention with adjustments and reclassifications recorded in the financial statements for the purpose of fair presentation in accordance with IAS. Similar adjustments are recorded in the financial statements in respect of Group companies not resident in the Russian Federation.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

3 BASIS OF PRESENTATION—(continued)

The preparation of consolidated financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The adjustments and reclassifications made to the statutory accounts for the purpose of IAS reporting include the restatement for changes in the general purchasing power of the Russian Rouble ("RR") in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies" ("IAS 29") (see Note 29).

The US dollar to RR exchange rates were 30.14, 28.16 and 27.00 as of 31 December 2001, 2000 and 1999, respectively. The euro to RR exchange rates were 26.49, 26.14 and 27.23 as of 31 December 2001, 2000 and 1999, respectively.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year presentation.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Group are set out below.

Consolidation

Significant subsidiary companies in which the Group, directly or indirectly, has an interest of more than 50% of the voting rights or is otherwise able to exercise control over the operations have been consolidated.

Subsidiaries are consolidated from the date on which effective control is transferred and are no longer consolidated from the date from which control ceases. All intercompany transactions, balances and unrealized surpluses and deficits on transactions between group companies have been eliminated. Separate disclosure is made of minority interests.

Acquisitions of subsidiaries are recorded in accordance with the purchase accounting method. The consolidated financial statements of the Group reflect the results of operations of any subsidiaries acquired from the date control is established.

Assets and liabilities of subsidiaries acquired are restated to comply with uniform Group accounting policies. Any excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiary/associated undertaking at the date of acquisition is recorded as goodwill. Goodwill on acquisition of subsidiary undertakings is included in other long-term assets. Goodwill on acquisition of associated undertakings is included in investments in associated undertakings. Goodwill is amortised using the straight-line method over the shorter of its estimated useful life or 20 years.

Associated undertakings

Associated undertakings are undertakings over which the Group has significant influence, but which it does not control. Associated undertakings are accounted for using the equity method. Provisions are recorded for any impairment in value.

The equity method involves recognising in the statement of operations the Group's share of the associated undertakings' profit or loss for the year, less dividends received. The Group's interest in each associate is carried at the balance sheet at an amount that reflects cost, including the goodwill at acquisition, plus share of profit and

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

losses less dividends received less amortisation of goodwill. Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated undertaking.

Joint ventures

Joint ventures are contractual agreements whereby two or more parties undertake economic activity, which is subject to joint control. Jointly controlled entities are accounted for using the equity method.

Mutual cancellation and barter transactions

A significant portion of accounts receivable arising from sales are settled either through a chain of non-cash transactions (mutual cancellations), sometimes involving several enterprises, or, to a lesser extent, through direct settlement by goods from the final customer (barter). A portion of operations, including capital expenditures, is transacted by mutual cancellations or barter. Such transactions are excluded from investing and financing activities in the consolidated statement of cash flows. Net cash received from operating activities in the consolidated statement of cash flow also represents actual cash flow transactions. However, individual items within operating activities are stated inclusive of both cash and non-cash transactions due to the significance of non-cash transactions in the form of barter and mutual-cancellation offsets. Management believes the costs which would be required to be expended to determine such information would outweigh the benefits of having such information.

Receivables and payables that are expected to be settled by mutual settlements, barter or other non-cash settlements, are recognized based on management's estimate of the fair value to be received or given up. Approximately, 18%, 22% and 40% of accounts receivable from gas sales settled during the years ended 31 December 2001, 2000 and 1999, respectively, were settled in this manner.

Deferred tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred tax is recorded for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Foreign currencies

The balance sheets of foreign subsidiaries and associated undertakings and the monetary assets and liabilities which are held by the Group and denominated in foreign currencies at the year end are translated into Roubles at the exchange rates prevailing at the year end. Exchange differences arising on the retranslation of the net assets of foreign subsidiaries and associated undertakings are recognised as translation differences and included in shareholders' equity. Statements of operations of foreign entities are translated at average exchange rates for the year.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated statement of operations.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

Property, plant and equipment

Property, plant and equipment are carried at historical cost after deduction of accumulated depreciation restated to the equivalent purchasing power of the RR as of 30 September 2002 on the basis of the indices included in Note 29.

Gas and oil exploration and production activities are accounted for in accordance with the successful efforts method. Under the successful efforts method, costs of successful development and exploratory wells are capitalised. Costs of unsuccessful exploratory wells are expensed upon determination that the well does not justify commercial development. Other exploration costs are expensed as incurred.

Major renewals and improvements are capitalised. Maintenance, repairs and minor renewals are expensed as incurred. Minor renewals include all expenditures that do not result in a technical enhancement of the asset beyond its original capability. Gains and losses arising from the disposal of property, plant and equipment are included in the consolidated statement of operations as incurred.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset during the period of time that is required to complete and prepare the asset for its intended use.

The return to a governmental authority of social assets (such as rest houses, housing, schools and medical facilities) vested to the Group at privatisation are recorded only upon both the transfer of title to, and termination of operating responsibility for, the social assets. These disposals are deemed to be shareholder transactions because they represent a return of assets for the benefit of governmental authorities, as contemplated in the original privatisation arrangements. Consequently, such disposals are accounted for as a charge to other reserves.

Depreciation is calculated on a straight-line basis. Depreciation on wells and production equipment has been calculated on cost restated to the equivalent purchasing power of the Rouble as of 30 September 2002, using the straight line method rather than, as is the more generally accepted international industry practice, on the unit-of-production method as the difference is not material. Assets under construction are not depreciated.

As the Group operates in the gas exploration, extraction and transportation industry in the Russian Federation, its normal activity probably results in damage to the environment. The Group annually evaluates its contingent obligations under environmental regulations. Environmental provisions are determined as the fair value of costs for conservation of wells and plants. As obligations are determined, they are recognised immediately. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalised.

The estimated useful lives of the Group's assets are as follows:

	Years
Pipelines	33
Wells and production equipment	12-40
Machinery and equipment	10-18
Buildings	30-40
Roads	20-40
Social assets	10-40

Investments

As of 1 January 2001 the Group adopted IAS 39 "Financial Instruments: Recognition and Measurement" and classified its investments into the following categories: trading, held-to-maturity and available-for-sale.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets; during the years ended 31 December 2001, 2000 and 1999 the Group did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in fair value, are classified as available-for-sale. These are included in non-current assets unless management has the expressed intention of holding the investments for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently re-measured to fair value. The most part of available-for-sale investments comprise principally non-marketable equity securities, which are not publicly traded or listed on the Russian stock exchange and, due to the nature of the local financial markets, it is not possible to obtain current market value for these investments. For these investments, fair value is estimated by reference to the discounted operating cash flows of the investee. For other investments traded in active markets, fair value is determined by reference the current market value at the close of business on 31 December 2001.

Realized and unrealized gains and losses arising from changes in the fair value of trading and available-for-sale investments are included in the statement of operations in the period in which they arise.

Prior to the adoption of IAS 39 the Group had valued its marketable equity securities at the lower of cost restated to the equivalent purchasing power of the Rouble at the reporting date on the basis of indices included in Note 29, or market value. Long-term investments were reflected at cost restated to the equivalent purchasing power at the reporting date. Provision for impairment was only made where, in the opinion of the Group's management, there was a diminution in value, which was other than temporary. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount was charged or credited to the consolidated statement of operations.

In the cash flow statement, purchases and sales of trading investments are presented within the section on operating activities as part of changes in working capital.

In the statement of operations, changes in fair values of trading investments are recorded in other operating expenses.

Cash and cash equivalents

Cash comprises cash on hand and balances in banks, including demand deposits. Cash equivalents comprise short-term investments which are readily converted to cash and have an original maturity of three months or less.

Treasury shares

Treasury shares are recorded at cost, using the specific identification method. The gains (losses) arising from treasury share transactions are recognised as a movement in shareholders' equity, net of associated costs including taxation.

Dividends

Dividends are recognised as a liability and deducted from equity in the period in which they are declared.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

Accounts receivable

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. Such provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the origination of receivables.

Inventories

Inventories are valued at the lower of net realisable value or weighted average cost restated to the equivalent purchasing power of the RR as of 30 September 2002 on the basis of indices included in Note 29.

Borrowings

Borrowings are recognised initially at the fair value of the proceeds received (which is determined using the prevailing market rate of interest for a similar instrument, if significantly different from the transaction price), net of transaction costs incurred. In subsequent periods, borrowings are recognised at amortised cost, using the effective yield method.

Provisions

Provisions, including provisions for environmental liabilities, are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Impairment of assets

At each balance sheet date management assess whether there is any indication that the recoverable value of the Group's assets has declined below the carrying value. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of operations in the period in which the reduction is identified.

Pension and other post-retirement benefits

The Group operates a defined benefit plan. Pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to operating expenses within the consolidated statement of operations so as to spread the regular cost over the service lives of employees. The pension obligation is measured at the present value of the estimated future cash outflows using interest rates of government securities, which have the terms to maturity approximating the terms of the related liability. Actuarial gains and losses are recognised over the average remaining service live of employees.

The Group owns and controls NPF Gazfund, which administers the Group's defined benefit plan. Members of Group's management are trustees of NPF Gazfund. The assets of NPF Gazfund primarily consist of shares of OAO Gazprom. The parent/subsidiary relationship between the Group and NPF Gazfund means that the assets held by NPF Gazfund do not meet the definition of plan assets and are, therefore, recognized in the consolidated balance sheet as treasury shares or other investments, as appropriate.

Mandatory contributions to the State pension plan, which is defined as a contribution plan, are expensed when incurred and are included within staff costs in operating expenses. The cost of providing other discretionary post-retirement obligations (including constructive) is charged to the consolidated statement of operations so as to spread the regular cost over the service lives of employees.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

Revenue recognition

Sales are recognised for financial reporting purposes when products are delivered to customers and title passes and are stated net of VAT, excise taxes and other similar compulsory payments.

Interest

Interest income and expense are recognised in the statement of operations for all interest bearing instruments on an accrual basis using the effective yield method. Interest income includes coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other discounted instruments. When loans become doubtful of collection, they are written down to their recoverable amounts and interest income is thereafter recognised based on the rate of interest that was used to discount the future cash flows for the purpose of measuring the recoverable amount.

Research and development

Research and development expenditure is recognised as an expense as incurred. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits. However, development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit.

Financial instruments

The Group adopted IAS 39 "Financial Instruments: Recognition and Measurement" as of 1 January 2001. The financial effects of adopting IAS 39 are disclosed in Note 18.

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, accounts payable and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of: changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.

- Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the US dollar and the Euro.

In an operational sense, the Group's exposure to foreign exchange risk is reduced by the existence of both costs (principally transit expenses) and income denominated in foreign currency. Similarly, the Group has significant receivables denominated in foreign currency, which in effect act as a partial economic hedge against similarly denominated liabilities, principally long-term borrowings.

The Group has investments in foreign entities (see Notes 11 and 25), whose net assets are exposed to currency translation risk. Currency exposure of the net assets of the subsidiaries is reduced primarily through borrowings denominated in Euro. Exchange differences on the euro loans are recognized in the statement of operations.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

- Interest rate risk

The Group borrows long-term debt principally at variable (LIBOR referenced) rates. Currently the Group does not operate a formal management programme focusing on the unpredictability of financial markets or seeking to minimize potential adverse effects on the financial performance of the Group. The Group has no significant interest-bearing assets.

- Credit risk

Financial instruments, which potentially subject the Group to concentrations of credit risk primarily consist of accounts receivable. Credit risks related to accounts receivable are systematically monitored and are considered when impairment provisions are created. A significant portion of the Group's accounts receivable are from local gas distribution companies and energy companies. Although collection of these receivables could be influenced by governmental and other economic factors affecting these industries, management believes there is no significant risk of losses to the Group, other than to the extent to which provision for impairment of receivables has already been made.

The Group does not have formal hedging arrangements to mitigate interest rate risks or foreign exchange risks of the Group's operations.

Accounting for derivative financial instruments

As part of trading activities, primarily by the banking subsidiaries, the Group is also party to derivative financial instruments including forward and options contracts in foreign exchange and precious metals. The Group's normal policy is to measure these instruments at fair value using contractual rates, with resultant gains or losses being reported within the consolidated statement of operations.

The Group does not apply hedge accounting in preparation of its financial statements.

Fair value estimation

The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date.

Quoted market prices or dealer quotes for the specific or similar instruments are used for fair value estimation of long-term debt. Other techniques, such as estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments. The fair value of unquoted financial instruments is estimated from the future cash flows expected from both the periodic income generated by the investments and from their disposal, discounted by a rate that reflects the risk inherent in the investment.

The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

The fair value of accounts receivable for disclosure purposes is estimated by discounting the value of expected cash flows at the market rate of interest for similar borrowers at the balance sheet date.

5 SEGMENT INFORMATION

Management does not separately identify segments within the Group as it operates as a vertically integrated business with substantially all external sales generated by the gas distribution business. However, following the practice suggested by IAS 14, "Segment Reporting", Revised 1997 ("IAS 14") for vertically integrated businesses, information can be analysed based on the following business segments:

- Production—exploration and production of gas and other hydrocarbons;
- Refining—processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;

OAO GAZPROM

NOTES TO THE IAS CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

5 SEGMENT INFORMATION—(continued)

- Transportation—transportation of gas;
- Distribution—domestic and export sale of gas; and
- Other—other activities, including banking.

	Production	Refining	Transport	Distribution	Other	Total
31 December 2001						
Segment assets	514,238	41,126	1,189,789	195,453	227,736	2,168,342
Associated undertakings	—	2,012	64,214	10,124	10,057	86,407
Unallocated assets						233,172
Inter-segment eliminations						(118,022)
Total assets						2,369,899
Segment liabilities	19,167	21,876	24,224	133,502	45,567	244,336
Unallocated liabilities						592,752
Inter-segment eliminations						(118,022)
Total liabilities						719,066
Capital expenditures for the period	68,003	5,917	74,139	106	16,851	165,016
Depreciation	29,577	2,653	61,604	150	4,401	98,385
Charges for impairment and provisions	2,522	5,571	13,839	27,529	863	50,324
31 December 2000						
Segment assets	514,739	21,844	1,195,440	252,231	259,226	2,243,480
Associated undertakings	—	—	71,826	3,152	7,805	82,783
Unallocated assets						260,633
Inter-segment eliminations						(119,585)
Total assets						2,467,311
Segment liabilities	28,709	5,730	27,597	129,883	39,466	231,385
Unallocated liabilities						705,208
Inter-segment eliminations						(119,585)
Total liabilities						817,008
Capital expenditures for the period	57,024	3,479	54,650	435	40,743	156,331
Depreciation	27,323	2,363	59,527	133	3,946	93,292
Charges for impairment and provisions	14,432	14,952	21,088	39,020	1,918	91,410
31 December 1999						
Segment assets	510,037	35,984	1,200,247	285,717	207,516	2,239,501
Associated undertakings	—	—	78,563	1,543	4,573	84,679
Unallocated assets						90,145
Inter-segment eliminations						(87,902)
Total assets						2,326,423
Segment liabilities	17,577	4,990	29,225	95,577	39,953	187,322
Unallocated liabilities						942,089
Inter-segment eliminations						(87,902)
Total liabilities						1,041,509
Capital expenditures for the period	42,123	2,384	110,488	1,626	35,993	192,614
Depreciation	25,614	2,056	54,739	103	2,367	84,879
Charges for impairment and provisions	20,664	1,960	7,569	20,087	561	50,841

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

5 SEGMENT INFORMATION—(continued)

	Production	Refining	Transport	Distribution	Other	Total
Year ended 31 December 2001						
Segment revenues						
Inter-segment sales	80,651	14,870	195,804	13,383	—	304,708
External sales	1,926	71,594	17,482	560,957	31,900	683,859
Total segment revenues	82,577	86,464	213,286	574,340	31,900	988,567
Segment expenses						
Inter-segment expenses	(2,164)	(13,172)	(17,942)	(271,430)	—	(304,708)
External expenses	(65,605)	(67,049)	(146,868)	(164,566)	(32,893)	(476,981)
Total segment expenses	(67,769)	(80,221)	(164,810)	(435,996)	(32,893)	(781,689)
Segment result	14,808	6,243	48,476	138,344	(994)	206,878
Unallocated operating expenses						(9,167)
Operating profit						197,711
Year ended 31 December 2000						
Segment revenues						
Inter-segment sales	55,605	12,391	131,043	7,743	—	206,782
External sales	7,128	38,842	35,066	588,460	38,870	708,366
Total segment revenues	62,733	51,233	166,109	596,203	38,870	915,148
Segment expenses						
Inter-segment expenses	(1,364)	(6,086)	(10,695)	(188,637)	—	(206,782)
External expenses	(73,738)	(40,538)	(157,870)	(200,369)	(32,195)	(504,710)
Total segment expenses	(75,102)	(46,624)	(168,565)	(389,006)	(32,195)	(711,492)
Segment result	(12,369)	4,609	(2,456)	207,197	6,675	203,656
Unallocated operating expenses						(28,904)
Operating profit						174,752
Year ended 31 December 1999						
Segment revenues						
Inter-segment sales	42,318	11,517	118,154	4,916	—	176,905
External sales	4,664	20,885	27,424	441,212	30,895	525,080
Total segment revenues	46,982	32,402	145,578	446,128	30,895	701,985
Segment expenses						
Inter-segment expenses	(645)	(4,816)	(6,818)	(164,626)	—	(176,905)
External expenses	(70,928)	(22,426)	(141,455)	(172,669)	(35,584)	(443,062)
Total segment expenses	(71,573)	(27,242)	(148,273)	(337,295)	(35,584)	(619,967)
Segment result	(24,591)	5,160	(2,695)	108,833	(4,689)	82,018
Unallocated operating expenses						(43,405)
Operating profit						38,613

The inter-segment revenues mainly consist of:

- Production—sale of gas to the Distribution segment and sale of hydrocarbons to the Refining segment;
- Refining—sale of refined products to other segments;
- Transport—rendering transportation services to the Distribution segment; and
- Distribution—sale of gas to the Transport segment for operational needs.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

5 SEGMENT INFORMATION—(continued)

Internal transfer prices are established by the management of the Group with the objective of providing for the specific medium and long-term funding requirements of the individual segments. Provisions for guarantees (see Note 27) have been included within unallocated expenses. Also included within unallocated expenses are certain corporate expenses, including provision for the impairment of other investments.

Segment assets consist primarily of property, plant and equipment and current assets. Unallocated assets include other investments and deferred tax assets. Segment liabilities comprise operating liabilities, excluding items such as taxes payable, borrowings, and deferred tax liabilities.

Capital expenditures comprise additions to property, plant and equipment. Charges for impairment and provisions relate only to those charges made against allocated assets and include provisions for accounts receivable, assets under construction, investments, inventory and other long-term assets.

Substantially all of the Group's operating assets are located in the Russian Federation. Gas sales to different geographical regions are disclosed in Note 21.

6 CASH AND CASH EQUIVALENTS

Balances included within cash and cash equivalents in the consolidated balance sheet represent cash in hand and balances with banks. Included within restricted cash are balances of cash and cash equivalents totalling RR37,840, RR42,631 and RR33,541 as of 31 December 2001, 2000 and 1999, respectively, which are restricted as to withdrawal under the terms of certain borrowings. In addition, restricted cash comprises of balances of cash RR6,493, RR6,547 and RR5,688 as of 31 December 2001, 2000 and 1999, respectively, in subsidiary banks, which are restricted as to withdrawal under banking regulations.

7 SHORT-TERM INVESTMENTS

		31 December		
	Note	**2001**	**2000**	**1999**
Trading investments	12	14,562	17,610	10,005
Available-for-sale investments		15,523	13,845	13,735
		30,085	31,455	23,740

Trading investments primarily comprise marketable equity and debt securities held by the Group's banking subsidiaries with a view to generating short-term profits. These investments are traded in active markets and are valued at market at the close of business on reporting date by reference to stock exchange quoted bid prices.

Available-for-sale investments primarily comprise promissory notes of third parties and maturing within twelve months of the balance sheet date or other debt and equity securities intended for sale within twelve months of the balance sheet date.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

8 ACCOUNTS RECEIVABLE AND PREPAYMENTS

	31 December		
	2001	2000	1999
Trade receivables (net of impairment provision of RR104,877, RR91,672 and RR 76,422 as of 31 December 2001, 2000 and 1999, respectively)	147,710	222,851	232,933
Prepayments and advances paid (net of impairment provision of RR12,164, RR7,090 and RR9,017 as of 31 December 2001, 2000 and 1999, respectively)	40,461	35,401	26,009
Other receivables (net of impairment provision of RR26,976, RR19,868 and RR30,297 as of 31 December 2001, 2000 and 1999, respectively)	59,075	64,653	74,586
	247,246	322,905	333,528

The fair value of accounts receivable and prepayments is RR268,313 as of 31 December 2001.

Management has considered the likelihood of collection of receivables beyond 2002 when determining the amount of the impairment provision on receivables.

RR78,504, RR104,287 and RR119,334 of trade receivables are denominated in hard currency, mainly US dollars, as of 31 December 2001, 2000 and 1999, respectively.

Other receivables include RR39,121, RR29,387 and RR37,832 relating to the operations of AB Gazprombank (ZAO) and National Reserve Bank (see Note 25) as of 31 December 2001, 2000 and 1999, respectively. These balances mainly represent deposits with other banks and loans issued to customers at commercial rates, depending on credit risks and maturities. As of 31 December 2001, the average year-end interest rate on banking deposits and loans ranged from 12.6% to 16.6% on balances denominated in Russian Roubles and from 2.3% to 10.7% on balances denominated in foreign currency. As of 31 December 2000, the average year-end interest rate on banking deposits and loans ranged from 4.7% to 23.6% on balances denominated in Russian Roubles and from 4.9% to 11.5% on balances denominated in foreign currency. As of 31 December 1999, the average year-end interest rate on banking deposits and loans ranged from 3.0% to 40.0% on balances denominated in Russian Roubles and from 5.0% to 18.0% on balances denominated in foreign currency.

As of 31 December 2001, 2000 and 1999 AB Gazprombank (ZAO) had pledged deposits with banks and other financial institutions of RR8,220, RR11,116 and RR2,243, respectively. They are pledged as collateral for borrowings received by OAO Gazprom and credit exposures of Altalanos Ertekforgalmi Bank Rt ("AEB").

The fair value of banking deposits and loans approximate the carrying values, as the majority are short-term in nature and at commercial rates.

9 INVENTORIES

	31 December		
	2001	2000	1999
Materials and supplies	35,384	38,616	32,461
Gas (in pipelines and storage)	36,269	32,794	27,763
Refined products	3,688	549	1,786
Goods for resale	6,635	5,705	5,850
	81,976	77,664	67,860

Inventories are presented net of a provision for obsolescence of RR15,525, RR15,833 and RR10,810 as of 31 December 2001, 2000 and 1999, respectively.

OAO GAZPROM

NOTES TO THE IAS CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

10 PROPERTY, PLANT AND EQUIPMENT

	Pipelines	Wells and production equipment	Machinery and equipment	Buildings and roads	Total operating assets	Social assets	Assets under construction	Total
As of 31.12.98								
Cost	1,095,603	339,272	381,758	516,020	2,332,653	134,916	305,645	2,773,214
Accumulated depreciation	(464,950)	(163,515)	(252,554)	(241,516)	(1,122,535)	(23,771)	—	(1,146,306)
Net book value at 31.12.98	**630,653**	**175,757**	**129,204**	**274,504**	**1,210,118**	**111,145**	**305,645**	**1,626,908**
Depreciation	(31,366)	(9,958)	(21,659)	(18,343)	(81,326)	(3,553)	—	(84,879)
Additions	4,575	1,577	5,064	3,286	14,502	247	162,828	177,577
Acquisition of subsidiary	—	—	4,012	5,146	9,158	—	5,879	15,037
Transfers	25,705	18,140	56,545	34,909	135,299	10,930	(146,229)	—
Disposals	(97)	(1,119)	(5,329)	(8,238)	(14,783)	(15,096)	(4,950)	(34,829)
Impairment charge	—	—	—	—	—	—	(26,926)	(26,926)
Net book value at 31.12.99	**629,470**	**184,397**	**167,837**	**291,264**	**1,272,968**	**103,673**	**296,247**	**1,672,888**
As of 31.12.99								
Cost	1,125,008	358,451	438,109	547,860	2,469,428	127,934	296,247	2,893,609
Accumulated depreciation	(495,538)	(174,054)	(270,272)	(256,596)	(1,196,460)	(24,261)	—	(1,220,721)
Net book value at 31.12.99	**629,470**	**184,397**	**167,837**	**291,264**	**1,272,968**	**103,673**	**296,247**	**1,672,888**
Depreciation	(33,161)	(10,807)	(26,248)	(19,437)	(89,653)	(3,639)	—	(93,292)
Additions	240	214	5,990	2,371	8,815	23	147,493	156,331
Transfers	18,570	14,620	45,732	43,996	122,918	13,676	(136,594)	—
Disposals	(3)	(977)	(2,807)	(3,720)	(7,507)	(10,677)	(3,873)	(22,057)
Impairment charge	—	—	—	—	—	—	(32,791)	(32,791)
Net book value at 31.12.00	**615,116**	**187,447**	**190,504**	**314,474**	**1,307,541**	**103,056**	**270,482**	**1,681,079**
As of 31.12.00								
Cost	1,143,868	371,970	485,506	589,548	2,590,892	128,898	270,482	2,990,272
Accumulated depreciation	(528,752)	(184,523)	(295,002)	(275,074)	(1,283,351)	(25,842)	—	(1,309,193)
Net book value at 31.12.00	**615,116**	**187,447**	**190,504**	**314,474**	**1,307,541**	**103,056**	**270,482**	**1,681,079**
Depreciation	(34,419)	(11,666)	(27,182)	(21,507)	(94,774)	(3,611)	—	(98,385)
Additions	13,866	11	180	152	14,209	296	149,448	163,953
Acquisition of subsidiary	—	—	375	369	744	—	319	1,063
Transfers	66,495	37,980	50,389	80,396	235,260	1,184	(236,444)	—
Disposals	(50)	(326)	(4,914)	(9,338)	(14,628)	(7,071)	(9,564)	(31,263)
Impairment charge	—	—	—	—	—	—	(6,238)	(6,238)
Net book value at 31.12.01	**661,008**	**213,446**	**209,352**	**364,546**	**1,448,352**	**93,854**	**168,003**	**1,710,209**
As of 31.12.01								
Cost	1,224,167	408,951	530,125	659,998	2,823,241	122,878	168,003	3,114,122
Accumulated depreciation	(563,159)	(195,505)	(320,773)	(295,452)	(1,374,889)	(29,024)	—	(1,403,913)
Net book value at 31.12.01	**661,008**	**213,446**	**209,352**	**364,546**	**1,448,352**	**93,854**	**168,003**	**1,710,209**

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

10 PROPERTY, PLANT AND EQUIPMENT—(continued)

Assets under construction are presented net of a provision for impairment of RR98,270, RR92,033 and RR59,241 as of 31 December 2001, 2000 and 1999, respectively.

For the year ended 31 December 2001, disposals include RR15,034 related to the disposal of OAO Lebedinsky GOK (see Note 25).

Included in additions above is capitalized interest of RR18,087, RR20,647 and RR14,674 for the years ended 31 December 2001, 2000 and 1999, respectively. Capitalization rates of 7.3%, 8.2% and 8.1% were used representing the weighted average actual borrowing cost of the relevant loans for the years ended 31 December 2001, 2000 and 1999, respectively.

Included in the property, plant and equipment above are fully depreciated assets, which are still in service of RR565,371, RR304,525 and RR302,812 as of 31 December 2001, 2000 and 1999, respectively. Also included in additions above are non-cash additions from mutual cancellations and barter settlements of RR47,127, RR62,458 and RR74,060 for the years ended 31 December 2001, 2000 and 1999, respectively.

Depreciation disclosed above includes RR630, RR999 and RR1,111 for the years ended 31 December 2001, 2000 and 1999, respectively, which is considered a cost of self-constructed assets and thus capitalized rather than expensed in the consolidated statement of operations. Similarly, RR14,149, RR12,185 and RR12,155 of depreciation for the years ended 31 December 2001, 2000 and 1999, respectively, is capitalized as a component of gas inventories and expensed in the consolidated statement of operations when the gas is sold.

Included in the property, plant and equipment are social assets (such as rest houses, housing, schools and medical facilities) vested to the Group at privatisation of RR42,671, RR47,812 and RR54,923 as of 31 December 2001, 2000 and 1999, respectively. The Group intends to continue the transfers of social assets to governmental authority as stipulated in original privatisation arrangements.

The Group's gas fields are operated under licenses granted by federal and local authorities. These licenses to develop and extract hydrocarbons expire between 2013 and 2019, however they may be extended. Management intends to extend the existing licenses on properties expected to produce hydrocarbons subsequent to their current expiration dates.

11 INVESTMENTS IN ASSOCIATED UNDERTAKINGS

		31 December		
	Notes	**2001**	**2000**	**1999**
EuRoPol GAZ S.A.	26	41,970	47,099	49,493
WINGAS GmbH	26	18,756	22,583	26,293
Armrosgazprom	26	3,720	—	—
Blue Stream Pipeline Company (BSPC)	26	2,319	—	—
Other (net of provision for impairment of RR8,178, RR7,887 and RR6,593 as of 31 December 2001, 2000, and 1999, respectively)		19,642	13,101	8,893
		86,407	82,783	84,679

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

11 INVESTMENTS IN ASSOCIATED UNDERTAKINGS—(continued)

Principal associated undertakings

Associated undertaking	Country	Nature of operations	% of share capital held 31 December 2001	2000	1999
Agrochemical Azot	Russia	Sale of agricultural chemicals	46	—	—
AEB	Hungary	Banking	26	26	—
Armrosgazprom	Armenia	Gas distribution and transportation	45	—	—
BSPC	Netherlands	Construction and gas transportation	50	50	—
EuRoPol GAZ S.A.	Poland	Gas distribution and transportation	48	48	48
Gas und Warenhandeslgesellschaft GmbH	Austria	Gas distribution	50	50	50
Gasym Oy	Finland	Gas distribution and transportation	25	25	25
Moldovagaz	Moldova	Gas distribution and transportation	50	50	50
Latvias Gaze	Latvia	Gas distribution and transportation	25	25	16
Overgaz Inc.	Bulgaria	Gas distribution	50	50	50
Panrusgaz	Hungary	Gas distribution	31	31	35
Prometheus Gas	Greece	Construction	50	50	50
Sibur-Tyumen	Russia	Refining investments	42	—	—
Slovrusgaz	Slovakia	Gas distribution	50	50	—
Stella Vitae	Lithuania	Gas distribution and transportation	30	30	30
Turusgaz	Turkey	Gas distribution	45	45	45
WINGAS GmbH	Germany	Gas distribution and transportation	35	35	35

During 1999, the Group was the principal shareholder in AEB and executed effective control over the Bank. In April 2000, a portion of the controlling interest the Group held in AEB was sold, leaving the Group with a 26% interest in AEB (see Note 26). Thus, due to the inability of the Group to control the operations of AEB from April 2000, AEB was accounted for under the equity method.

Dividends received from associated undertakings were RR791, RR852 and RR1,424 for the years ended 31 December 2001, 2000 and 1999, respectively.

12 OTHER LONG-TERM INVESTMENTS

	31 December 2001	2000	1999
South Pars project (net of provision for impairment of RR1,954, nil and nil as of 31 December 2001, 2000 and 1999, respectively)	18,768	15,274	6,052
Other joint ventures (net of provision for impairment of RR16,440, RR17,014 and RR17,749 as of 31 December 2001, 2000 and 1999, respectively)	2,002	2,505	1,114
Available-for-sale investments (net of provision for impairment of RR13,401, RR7,411 and RR22,508 as of 31 December 2001, 2000 and 1999, respectively)	15,124	17,072	17,237
	35,894	34,851	24,403

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

12 OTHER LONG-TERM INVESTMENTS—(continued)

South Pars is a joint venture with Total South Pars and Parsi International Ltd. established in 1997 to provide services to National Iranian Oil Company in relation to development of South Pars oil and gas field in Iran. Under the terms of agreement OAO Gazprom has a 30% interest in the joint venture. Management have assessed the recoverable amount of the Group's investment in the South Pars joint venture based on the present value of expected future cash flows and applying a discount rate of 16%. As a result, a RR1,954 impairment has been recognised and recorded within operating expenses in the consolidated statements of operations for the year ended 31 December 2001. The impairment is primarily due to revised timing of cash inflows and outflows associated with the joint venture.

At 31 December 1999, other investments included Ukrainian Ministry of Finance bonds held by National Reserve Bank with a carrying value of RR6,781. These bonds were issued by the Ukrainian government in settlement of gas sales made to the Ukraine in 1994. The bonds were denominated in US dollars, carry an interest rate of 8.5% per annum and were redeemable between June 1999 and March 2006. At 31 December 1999 the Group had pledged Ukrainian bonds against certain short-term borrowings. In April 2000, the Group elected to participate in a restructuring program and exchanged these bonds for US dollar denominated eurobonds issued by the Cabinet of Ministers of Ukraine bearing interest at 11.0% per annum. The new eurobonds matured between March 2001 and March 2007 with repayment of principal to be made in semi-annual installments, commencing in March 2001. Upon exchange of the original bonds the Group transferred the eurobonds to trading securities at their estimated fair value of RR7,691 at 31 December 2000 (see Note 7).

Available for sale investments at 31 December 2001, 2000 and 1999 include the Group's 14.3% interest in ZAO Media-Most. This interest in ZAO Media-Most was acquired in November 1999 via the settlement of a ZAO Media-Most debt to the Group. ZAO Media-Most is a holding company owning interests in a number of mass media companies (see Note 27).

13 ACCOUNTS PAYABLE AND ACCRUED CHARGES

	31 December		
	2001	2000	1999
Trade payables	44,277	37,185	33,212
Accounts payable in respect of acquisition of property, plant and equipment	33,464	29,969	24,465
Advances received	2,131	2,278	2,274
Accruals and deferred income	2,650	1,435	1,055
Other payables	35,991	40,933	38,414
	118,513	111,800	99,420

Other payables includes RR13,030, RR18,154 and RR15,231 related to the operations of the Group's banking subsidiaries as of 31 December 2001, 2000 and 1999, respectively. These balances mainly represent amounts due to the banks' customers with terms at commercial rates, varying by maturity of deposit, ranging from 2.4% to 8.5% per annum as of 31 December 2001, from 3.6% to 11.6% per annum as of 31 December 2000 and from 7.2% to 10% per annum as of 31 December 1999.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

14 TAXES PAYABLE

	31 December		
	2001	2000	1999
Excise tax (including deferred amounts of RR 23,050, RR 26,656 and RR 34,055 as of 31 December 2001, 2000 and 1999, respectively)	37,679	44,596	61,521
Tax penalties and interest	22,122	44,010	47,761
Net VAT	1,081	28,404	45,738
Road users tax (including deferred amounts of RR 2,497, RR 3,250 and RR 7,290 as of 31 December 2001, 2000 and 1999, respectively)	6,153	13,944	25,264
Profit tax	511	10,836	12,205
Royalty and mineral restoration taxes (including deferred amounts of RR 2,256, RR 2,236 and RR 1,762 as of 31 December 2001, 2000 and 1999, respectively)	6,868	10,444	7,939
State pension fund and other social taxes	606	3,028	1,903
Other taxes	6,823	6,556	9,692
	81,843	161,818	212,023
Less: long-term portion of restructured tax liabilities	(21,060	(11,615)	—
	60,783	150,203	212,023

The deferred amounts included in the taxes above are payable upon settlement of the related trade receivable balances. Substantially all accrued taxes above, excluding the deferred amounts and restructured tax liabilities (see below) incur interest at a rate of 1/300 of the refinancing rate of the Central Bank of the Russian Federation per day (the refinancing rate decreased from 28% to 25% in November 2000). Interest does not accrue on tax penalties and interest.

As of 31 December 1999, net VAT comprised current and deferred VAT liabilities of RR 27,571 and RR 18,167, respectively. As of 31 December 2000, net VAT comprised current, deferred and restructured VAT liabilities of RR 20,273, RR 4,473 and RR 3,658, respectively. As of 31 December 2001, net VAT represents only restructured VAT payable as the Group had net VAT prepayments for current and deferred VAT amounting to RR 14,103; these receivables are included within other current assets.

As of 31 December 2000, profit tax payable included current and restructured liabilities of RR 9,921 and RR 915, respectively. As of 31 December 2001, profit tax payable represents only restructured profit tax as the Group had a net prepayment for current profit tax amounting to RR 8,036; these receivables are included within other current assets.

In 2001 excise tax rate for gas sales to CIS countries was reduced from 30% to 15%, effective from 1 January 2001.

During 2000 and 2001 the Group negotiated the restructuring of its tax liabilities in accordance with existing tax regulations. The Group's restructuring agreements presume payments of outstanding restructured taxes over a period of ten years through 2011, in accordance with agreed payment schedules. Interest expense on restructured tax liabilities is accrued quarterly based on outstanding restructured tax liabilities, applying the refinancing rate of the Central Bank of the Russian Federation.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

14 TAXES PAYABLE—(continued)

The long-term portion of the restructured tax and penalties liabilities has the following maturity profile:

	31 December		
	2001	2000	1999
Due for repayment:			
Between one and two years	4,410	2,985	—
Between two and five years	6,693	8,935	—
After five years	43,898	19,493	—
	55,001	31,413	—
Less: unamortized discount on restructured taxes	(33,940)	(19,798)	—
	21,061	11,615	—

The gain recorded upon restructured taxes is disclosed in the statements of operations as a part of net finance costs in the amount of RR 20,647, RR 22,096 and nil for the years ended 31 December 2001, 2000 and 1999, respectively. The amortization of the discount on restructured taxes is recorded within other interest expense and amounted to RR 3,370, RR 2,298 and nil for the years ended 31 December 2001, 2000 and 1999, respectively.

15 SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM BORROWINGS

	31 December		
	2001	2000	1999
Short-term borrowings:			
RR denominated borrowings	75,027	82,601	64,072
Foreign currency denominated borrowings	22,882	2,928	12,197
	97,909	85,529	76,269
Current portion of long-term borrowings (see Note 16)	87,297	61,279	57,930
	185,206	146,808	134,199

Short-term RR denominated borrowings had average interest rates ranging from 5.0% to 25.0%, 17.0% to 37.0% and 35% to 40% for the years ended 31 December 2001, 2000 and 1999, respectively. Short-term foreign currency denominated borrowings had average interest rates ranging from 6.5% to 15.0%, from 7.0% to 18.0% and from 8.5% to 15% for the years ended 31 December 2001, 2000 and 1999, respectively.

The Group's short-term promissory notes payable had average interest rates ranging from 18.0% to 24.7%, 18.0% to 53.0% and 15% to 63% for the years ended 31 December 2001, 2000 and 1999, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

16 LONG-TERM BORROWINGS

	Currency	Due	31 December 2001	2000	1999
Long-term borrowings payable to:					
A French banking consortium	US dollar	2001-2005	77,012	104,785	127,890
A German banking consortium	US dollar	2001-2005	57,085	79,240	108,918
An Italian banking consortium	US dollar	2001-2007	31,600	42,316	56,329
Vneshtorgbank	US dollar	2001-2004	22,335	—	—
A German banking consortium	euro	2001-2008	18,834	23,502	32,022
An International banking consortium	euro	2001-2007	12,487	16,634	21,722
Sberbank of RF	Roubles	2001-2003	11,204	—	—
A German banking consortium	euro	2001-2007	10,497	12,952	18,488
A Cyprus banking consortium	US dollar	2001-2006	7,305	9,993	11,433
Bayerische Hypo-und Verreinsbank, AG	euro	2001-2006	6,975	—	—
Moskovsky Narodny Bank Limited	US dollar	2001-2006	6,683	—	—
Fuji Bank	US dollar	2003-2010	6,122	—	—
Eurobonds issued by AB Gazprombank (ZAO)	euro	2001-2003	5,850	—	—
A German banking consortium	euro	2001-2003	4,531	8,889	13,279
Hungarian banking consortium	US dollar	2001-2005	4,360	—	—
Other long-term borrowings		Various	32,137	31,753	35,720
Total long-term borrowings			315,017	330,064	425,801
Less: current portion of long-term borrowings			(87,297)	(61,279)	(57,930)
			227,720	268,785	367,871

Due for repayment:	31 December 2001	2000	1999
Between one and two years	88,304	63,807	82,359
Between two and five years	119,730	169,245	213,867
After five years	19,686	35,733	71,645
	227,720	268,785	367,871

Long-term borrowings include fixed rate loans with a carrying value of RR 65,306, RR 42,316 and RR 54,955 and fair value of RR 55,601, RR 37,197 and RR 51,884 as of 31 December 2001, 2000 and 1999, respectively. All other long-term borrowings have variable interest rates linked to LIBOR, and the carrying amounts approximate fair value.

The weighted average effective interest rates at the balance sheet date were as follows:

	31 December 2001	2000	1999
Fixed rate long-term borrowings	8.86%	7.64%	5.82%
Variable rate long-term borrowings	6.33%	7.38%	7.41%

Substantially all long-term borrowings received from international banking consortiums are secured by contractual obligations to sell gas in Europe.

The Group has no subordinated debt and no debt that may be converted into an equity interest in the Group.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

16 LONG-TERM BORROWINGS—(continued)

Other long-term borrowings include RR3,077, RR3,514 and RR4,073 as of 31 December 2001, 2000 and 1999, respectively, of coupon non-documentary bearer bonds issued by OAO Gazprom in 1999. The issue amounted to 3.0 million bonds with a nominal value of 1,000 Roubles each and a due date of 15 April 2003.

During the years 2000 and 2001, the Group repurchased 577 thousand bonds. The total liability recorded in respect of the bonds excludes the unamortized discount related to future periods.

The Group's long-term promissory notes payable had average interest rates ranging from 22.0% to 26.5%, 21.5% to 51.0% and 50.0% to 63.0% for the years ended 31 December 2001, 2000 and 1999, respectively.

Included within the current portion of long-term borrowings as of 31 December 2001 is an interest free loan provided by RAO UES with a fair value of RR9,666 and nominal value of RR11,197. The loan was received on 27 December 2001. The purpose of the loan is to finance settlements of current tax liabilities of the Group's subsidiaries. The loan is to be settled by the delivery of gas from January 2002 to December 2002.

17 PROFIT TAX

Before 1 January 2001 the Group accrued profit tax at rates of 30.0% and 38.0% on profits from non-banking and banking activities, respectively, computed in accordance with the Russian tax legislation. Following the enactment of new tax rates on 1 January 2001, the Group accrued current profit tax at the rate of 35% and 43% on profits from non-banking and banking activities, correspondingly, for the year ended 31 December 2001.

Profit before profit tax for financial reporting purposes is reconciled to profit tax expense as follows:

	Year ended 31 December		
	2001	2000	1999
Profit before profit tax and minority interest	222,269	202,284	30,378
Theoretical tax charge at the statutory rate thereon	(77,794)	(60,685)	(9,113)
Tax effect of items which are not deductible or assessable for taxation purposes:			
Non-temporary element of net monetary gains	(88,754)	(59,691)	(125,481)
Non-deductible expenses	(36,682)	(52,067)	(52,562)
Statutory tax concessions	13,162	25,910	17,099
Other non-temporary differences	(9,943)	(7,000)	10,663
Inflation effect on deferred profit tax balance at beginning of year	7,131	6,902	3,681
Effect of increase in taxable base due to statutory revaluation	—	303,386	—
Effect of change in tax rate	(11,608)	18,377	672
Profit tax (expense) benefit	(204,488)	175,132	(155,041)

The non-temporary impact of monetary gains reflects the effect of inflation on the theoretical tax charge with respect to non-monetary items of a non-temporary nature (primarily equity).

Profit tax expense in the consolidated statement of operations is stated net of RR911, RR1,075 and RR165 of tax attributable to gains arising on treasury share transactions for the years ended 31 December 2001, 2000 and 1999, respectively (see Note 4).

In August 2001 the Profit tax chapter of the Tax Code was enacted, which introduced a new profit tax rate of 24%. This rate will become effective starting from 1 January 2002.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

17 PROFIT TAX—(continued)

Differences between the recognition criteria in Russian statutory taxation regulations and IAS give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profit tax purposes. The tax effect of the movement on these temporary differences is recorded at the rate of 24%, 35% and 30% for the years ended 31 December 2001, 2000 and 1999, respectively.

	31 December 2001	Effect of changes in tax rules	Differences recognition and reversals	31 December 2000	Effect of changes in tax rules	Differences recognition and reversals	31 December 1999
Tax effects of taxable temporary differences:							
Accounts receivable	(18,922)	8,672	6,872	(34,466)	(4,924)	(11,195)	(18,347)
Investments	(904)	413	(279)	(1,038)	(148)	(477)	(413)
Tax effects of deductible temporary differences:							
Property, plant and equipment	32,202	(14,759)	(117,137)	164,098	23,443	261,843	(121,188)
Inventories	2,856	(1,307)	8,744	(4,581)	(656)	2,615	(6,540)
Impairment provision for accounts receivable	—	(4,627)	—	4,627	662	1,428	2,537
Tax losses carryforward	—	—	—	—	—	(6,640)	6,640
Total net deferred tax assets (liabilities)	**15,232**	**(11,608)**	**(101,800)**	**128,640**	**18,377**	**247,574**	**(137,311)**

Deferred tax assets and liabilities arise mainly from differences in the taxable and financial reporting bases of property, plant and equipment. These differences are due to the fact that a significant proportion of the tax base is based upon independent appraisals while the financial reporting base is historical cost restated for changes in the general purchasing power of the RR (see Note 29).

At 31 December 1999 the Group recognised a deferred tax liability of RR137,311, mainly as the tax base was lower than the financial reporting base for property, plant and equipment. The difference was due to the fact that a significant portion of the tax basis is based upon independent appraisal, which was last recognised at 1 January 1998. At 31 December 2000 the Group recognised a RR303,386 increase in a deferred tax asset due to temporary differences resulting from a revaluation of the tax basis of property, plant and equipment recognised at 1 January 2001.

The deferred tax expense of RR117,137 for the year ended 31 December 2001 mostly arose due to the impact of inflation eroding the tax-deductible value of the Group's property, plant and equipment.

The temporary differences associated with undistributed earnings of subsidiaries amount to RR52,442, RR48,118 and RR19,289 as of 31 December 2001, 2000 and 1999, respectively. A deferred tax liability on these temporary differences was not recognized because management controls the timing of the reversal of the temporary differences and believes that they will not reverse in the foreseeable future.

18 FINANCIAL INSTRUMENTS

The Group adopted IAS 39 at 1 January 2001. The impact on shareholders' equity at 1 January 2001 was a net gain of RR602 in retained earnings for the re-measurement of available-for-sale securities, stated at fair value as of 1 January 2001. In accordance with IAS 39, the comparative financial statements for the year ended 31 December 2000 are not restated.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

18 FINANCIAL INSTRUMENTS—(continued)

Available-for-sale investments: amounts reported in the statement of operations

	31 December 2001
Unrealized fair value losses, net	(1,162)
Realized net gains on sale	209
Total loss on available-for-sale investments	(953)

Foreign exchange off-balance sheet financial instruments are generally traded in an over-the-counter market with professional market counterparties on standardized contractual terms and conditions. As of 31 December 2001 the Group's banking subsidiaries had outstanding contracts to purchase and sell precious metals at the market price at the date of maturity. The Group expects to settle these contracts in the normal course of business.

The nominal amounts for off-balance sheet financial instruments are not reflected in the consolidated balance sheet.

The following table provides an analysis of the principal or agreed amounts of contracts outstanding at the year-end. The table includes both the contracts for which the date of maturity has past due and no settlements had been completed as of 31 December 2001, and the contracts with maturity dates subsequent to 31 December 2001. The amounts included in the table are presented on a net basis after gross positions were grouped and netted off by counterparty, where appropriate.

	Principal or agreed amount	
	Domestic	Foreign
Deliverable forward currency	3,262	634
Deliverable forward precious metal contracts	2,262	—
Written foreign currency option contracts	—	11,191
Total	5,524	11,825

At 31 December 2001 the Group had outstanding forward foreign exchange contracts with Russian and foreign banks whereby it had agreed to buy or sell Russian Roubles in exchange for another currency at an exchange rate agreed to at the date of the contract. Some of these contracts were entered into prior to 17 August 1998 and matured during 1998, but have not yet been settled. The Group has been able to settle outstanding contracts with a few counterparties and any resultant gains or losses have been recorded in the consolidated statement of operations.

The Civil Code of the Russian Federation stipulates a three-year period for commencing action to enforce contracts. This period expired during 2001. On the basis of legal advice regarding the enforceability of these contracts under Russian law, market practices and the activities of other participants in the derivatives market in Russia, as well as a significant passage of time, management is of the opinion that these contracts with domestic banks are no longer legally enforceable, and that therefore no losses will arise for the Group as a result of these contracts.

Management has therefore not recorded any liabilities in respect of these contracts with domestic banks in the consolidated financial statements of the Group for the year ended 31 December 2001. Previously recorded liabilities under these contracts, amounting to RR8,958, have been released and recorded as derivative gains within operating expenses for the year ended 31 December 2001 (see Note 22).

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

19 PROVISIONS FOR LIABILITIES AND CHARGES

	Notes	31 December 2001	2000	1999
Provision for pension obligations		13,353	10,277	8,660
Provision for guarantees	27	—	11,431	21,499
Provision for environmental liabilities	27	1,321	5,864	5,620
Other		4,555	16,576	22,107
		19,229	44,148	57,886
Less: current portion of provisions for liabilities and charges		—	(11,431)	(8,872)
		19,229	32,717	49,014

Total expenses associated with pension obligations are included within operating expenses in the consolidated statement of operations and amount to RR3,381, RR1,594 and RR2,076 for years ended 31 December 2001, 2000 and 1999, respectively.

Movements in the provision for pension obligations recognized in the balance sheet are as follows:

	Year 2001
As of 1 January 2001	10,277
Current service costs	1,593
Interest costs	1,788
Pensions paid	(305)
As of 31 December 2001	13,353

Principal actuarial assumptions used (expressed as weighted average):

	31 December 2001	2000	1999
Real discount rate	8%	8%	8%
Future salary increases	2%	0%	0%

20 SHAREHOLDERS' EQUITY

Share capital

Share capital authorised, issued and paid in totals RR311,918 as of 31 December 2001, 2000 and 1999 and consists of 23.7 billion ordinary shares, each with a historical par value of RR5.

Dividends

Dividends accrued and paid for the year 1999, amounted of RR0.11 per share. In 2000, the Group accrued and paid total dividends in the amount of RR0.19 (including interim dividends in the amount of RR0.08 per share as well as final dividends in respect of 1999, in the amount of RR0.11 per share). In 2001, the Group accrued and paid final dividends for the year ended 31 December 2000 in the amount of RR0.25 per share.

In 2002 the Board of Directors recommended payment of a final dividend for the year ended 31 December 2001 in the amount of RR0.49 per share. Because this decision of the Group management was reached after the balance sheet date, the final dividend proposed in respect of 2001 has not been recognised in the consolidated balance sheet. The final dividend of RR11,501 (including income tax on dividends in the amount of RR690) will be paid prior to 31 December 2002.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

20 SHAREHOLDERS' EQUITY—(continued)

Treasury shares

As of 31 December 2001, subsidiaries of OAO Gazprom held 2,672 million of the ordinary shares of OAO Gazprom (as of 31 December 2000—2,684 million; as of 31 December 1999—2,614 million). The Group controls the voting rights of these shares.

Retained earnings and other reserves

Included in retained earnings and other reserves are the effects of the cumulative restatement to the equivalent purchasing power of the Rouble as of 30 September 2002, and cumulative translation differences of RR18,285, RR19,755 and RR18,933 arising on the retranslating of the net assets of foreign subsidiaries and associated undertakings as of 31 December 2001, 2000 and 1999, respectively.

Other reserves include a statutory fund for social assets, created at the time of privatisation in accordance with Russian legislation. The Group is negotiating to return certain of these assets to governmental authorities, though this process is expected to be protracted. Social assets with a net book value of RR5,141, RR7,111 and RR5,931 have been transferred to governmental authorities during the years ended 31 December 2001, 2000 and 1999, respectively. These transactions have been recorded as a charge to other reserves.

The statutory accounting reports of the parent company, OAO Gazprom, are the basis for profit distribution and other appropriations. The basis of distribution is defined by legislation as the current year net profit, as calculated in accordance with RAR. For 2001, 2000 and 1999 the statutory profit for the parent company was RR85,292, RR64,168 and RR67,834, respectively. However, the legislation and other statutory laws and regulations dealing with profit distribution are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these consolidated financial statements.

21 SALES

	Year ended 31 December		
	2001	2000	1999
Gas sales (including excise tax, net of VAT) to customers in:			
Russian Federation	127,749	113,155	120,313
Former Soviet Union (excluding Russian Federation)	53,926	76,745	84,411
Europe	499,391	522,616	335,135
Gross sales of gas	681,066	712,516	539,859
Excise tax	(118,183)	(116,928)	(93,983)
Net sales of gas	562,883	595,588	445,876
Sales of gas condensate and oil and gas products (net of sales taxes)	71,594	38,842	20,885
Gas transportation sales	17,482	35,066	27,425
Other revenues	31,900	38,870	30,894
Total sales	683,859	708,366	525,080

Commencing in 1999 the Group has been participating in the creation of regional companies involved in the distribution of gas in Russia. The interest of the Group in the majority of such companies as of 31 December 2001, 2000 and 1999 amounted to less than 20% of their respective share capital (see Note 28).

Gas sales (net of VAT and excise tax) to customers in Russia include sales made to the regional companies of 222 billion cubic meters (bcm), 141 bcm and 43 bcm, or RR90,271, RR54,257 and RR15,656 for 2001, 2000 and 1999, respectively. For 2001 sales are made to the regional companies at prices approximately 4% below regulated prices set for sales to final customers in Russia.

Transportation charges are provided at rates established by the Federal Energy Commission.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

21 SALES—(*continued*)

Gas transportation sales (net of VAT) are primarily comprised of sales to companies of the Itera Group totalling RR15,285 (64 bcm), RR28,534 (71 bcm) and RR20,160 (57 bcm) for the years ended 31 December 2001, 2000 and 1999, respectively. Trade receivables in respect of gas transportation services supplied to the Itera Group amounted to RR11,505, RR14,193 and RR4,431 as of 31 December 2001, 2000 and 1999, respectively. The Itera Group is a producer and distributor of gas in the Russian Federation and the former Soviet Union.

22 OPERATING EXPENSES

	Year ended 31 December		
	2001	2000	1999
Depreciation	95,790	92,261	82,731
Transit costs	91,222	102,418	101,454
Staff costs	57,029	57,012	51,811
Materials	57,169	43,030	31,483
Taxes other than on income	44,400	53,881	46,749
Impairment provision for accounts receivable and debts written off	33,638	34,643	20,088
Repairs and maintenance	20,671	16,833	15,097
Purchased refined products	16,502	—	—
Processing services	12,081	—	—
Electricity	10,964	10,620	10,291
Purchased gas	7,161	11,641	2,460
Provision for impairment of assets under construction	6,238	32,791	26,926
Provision for impairment of other property, plant and equipment and losses on disposal of property, plant and equipment	5,610	13,648	13,868
Research and development	4,182	5,596	3,604
Cost of goods for resale	3,721	1,704	1,041
Provision for impairment and write-off of investments and other long-term assets	2,446	29,329	31,780
Provisions for guarantees and other charges	—	1,271	11,402
Provision for inventory obsolescence	—	7,891	2,867
Derivative gains	(8,958)	(3,716)	(5,268)
Other	26,282	22,761	38,083
	486,148	533,614	486,467

During the year ended 31 December 2000, the Group purchased 9.0 bcm of Turkmenian gas from Itera LLC for RR16,781. No gas was purchased from Itera LLC in 2001 and 1999. Additionally, in 2001 various Group subsidiaries purchased 1.4 bcm of gas from other Itera Group companies for RR817.

Purchases and processing of refined products mainly relate to the acquisition of OAO AK Sibur in January 2001 (see Note 25).

Due to changes in the tax legislation of the Russian Federation, effective 1 January 2001, accounts receivable written off are subject to VAT. For the year ended 31 December 2001, this resulted in a charge of RR11,377 related to VAT on accounts receivable balances written off during the prior periods. The charge is included within the impairment provision for accounts receivable and debts written off.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

22 OPERATING EXPENSES—(continued)

Taxes other than on income consist of:

	Year ended 31 December		
	2001	2000	1999
Royalty	12,117	9,907	7,517
Road users tax and housing fund	9,519	27,768	25,218
Property tax	9,173	5,701	5,335
Mineral restoration tax	8,719	4,977	3,908
Other taxes	4,872	5,528	4,771
	44,400	53,881	46,749

Taxes other than on income included in operating expenses are computed as follows:

- Road users tax—is charged on sales of Group entities; changes in legislation effective 1 January 2001 reduced the road users tax from 2.5% to 1.0% and abolished the housing fund tax.
- Royalty is imposed at rates ranging from 6% to 16% of the sales value of gas and hydrocarbons produced. The actual rates of the tax are dictated in field licenses and are based on various factors;
- Property tax is imposed at a maximum rate of 2% on the average annual net book value of fixed assets, intangible assets, inventory and (effective from 1 January 2001) on assets under construction which were not completed within contacted terms. Legislation provides for the exclusion of trunk pipelines from the taxable base; and
- Mineral restoration tax is imposed at the rate of 10.0% of the sales value of gas and hydrocarbons sold by the production subsidiaries. Under current legislation, up to 100.0% of mineral restoration tax assessments may be offset by a sum equal to the value of certain exploration works performed and paid for by the Group. In 2001, 2000 and 1999, the Group recovered 32.4%, 39.9% and 34% of mineral restoration tax assessments, respectively.

All taxes and rates discussed above are calculated based on amounts recorded in accordance with Russian statutory accounting regulations.

23 EARNINGS PER SHARE

Earnings per share has been calculated by dividing the net profit for the year by the weighted average number of shares outstanding during the year, excluding the average number of ordinary shares purchased by the Group and held as treasury shares (see Note 20).

There were 21.0 billion weighted average shares outstanding for the year ended 31 December 2001, 21.0 billion weighted average shares outstanding for the year ended 31 December 2000 and 21.1 billion weighted average shares outstanding for the year ended 31 December 1999.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

24 NET CASH PROVIDED BY OPERATING ACTIVITIES

	Year ended 31 December		
	2001	2000	1999
Profit before profit tax and minority interest	222,269	202,284	30,378
Adjustments to net profit before profit tax			
Depreciation	95,790	92,261	82,731
Impairment provisions for investments, other long-term assets, property, plant and equipment and inventories	9,149	70,011	61,576
Net unrealised foreign exchange losses	8,995	7,793	55,347
Impairment provision for accounts receivable	33,638	34,643	20,088
Interest expense	31,986	35,692	12,920
Gain on restructured taxes	(20,647)	(22,096)	—
Loss on disposal of property, plant and equipment	5,610	13,648	13,868
Monetary effects on non-operating balances	(67,032)	(83,250)	(114,763)
Interest income	(13,605)	(14,973)	(17,017)
Decrease in provisions for liabilities and charges	(24,919)	(13,738)	(10,197)
Net decrease (increase) in long-term assets	6,733	11,926	(1,548)
Mutual cancellations and barter settlements	(48,227)	(69,882)	(89,363)
(Gain) loss on fair value adjustment for trading and available-for-sale investments	(1,462)	2,944	1,877
Total effect of adjustments	16,009	64,979	15,519
Adjusted profit before changes in working capital	238,278	267,263	45,897

Changes in working capital

	2001	2000	1999
Decrease (increase) in accounts receivable and prepayments	80,002	(44,833)	15,046
(Increase) decrease in inventories	(8,740)	(15,555)	10,955
(Increase) decrease in other current assets	(15,113)	(3,344)	3,306
Increase (decrease) in accounts payable and accrued charges, excluding interest, dividends and capital construction	13,572	20,178	(16,714)
(Decrease) increase in taxes payable (other than profit tax)	(56,617)	(20,003)	1,017
Decrease (increase) in available-for-sale and trading investments	5,963	(2,861)	(6,248)
Total effect of working capital changes	19,067	(66,418)	7,362
Profit tax paid	(100,894)	(88,942)	(31,560)
Net cash provided by operating activities	156,451	111,903	21,699

Total cash taxes paid:

	Year ended 31 December		
	2001	2000	1999
Excise	124,438	122,130	97,232
Profit tax	100,894	88,942	31,560
VAT	64,547	35,405	20,662
Custom duties	39,310	30,782	—
Royalty and mineral restoration tax	20,392	5,237	4,459
Road users tax	13,648	16,773	3,204
Property tax	8,111	4,823	2,046
Other	20,633	5,835	6,831
Total taxes paid	391,973	309,927	165,994

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

25 SUBSIDIARY UNDERTAKINGS

Principal subsidiary undertakings, 100% owned

Astrakhangazprom	Gazsviaz	Permtransgaz
Bashtransgaz	Zarubezhgaz Erdgashandel GmbH (ZGG)	Podzemgazprom
Burgaz	Informgaz	Samaratransgaz
VNIIgaz	IRTs Gazprom	Severgazprom
Volgogradtransgaz	Kavkaztransgaz	Servicegazprom
Volgotransgaz	Kaspygazprom	Liquified gas
Gazkomplektimpex	Kubangazprom	Surgutgazprom
Gaznadzor	Leadville Investments Limited	Tattransgaz
Gazobezopasnost	Lentransgaz	Tomsktransgaz
Gazpromavia	Mezhregiongaz	TyumenNIIgiprogaz
Gazprominvestholding	Mostransgaz	Tyumentransgaz
Gazprom-Media	Nadymgazprom	Uraltransgaz
Gazprom Finance B.V.	Nadymstroygazdobytcha	Urengoigazprom
Gaztorgpromstroy	Novourengoysky GCC	Yugtransgaz
Gazflot	Noyabrskgazdobycha	Yamalgazinvest
Gazexport	Orenburggazprom	Yamburggazdobycha

All of these subsidiaries are incorporated in the Russian Federation, with the exception of Gazprom Finance B.V., ZGG and Leadville Investments Limited, which are incorporated in the Netherlands, Germany and Cyprus, respectively. Gazprom Finance B.V. was established in February 1999 for the purpose of obtaining financing for the Group outside Russia. ZGG acts as the holding company for the Group's interests in a number of gas distribution, storage and transportation companies operating in Central Europe. Leadville Investments Limited was established in 2000 to manage the Group's investments in Russian media companies. Other companies are mainly involved in production, transportation and sale of gas.

Principal subsidiary undertakings, less than 100% owned

	Percent of share capital held as of 31 December		
	2001	2000	1999
OAO Gazavtomatika	49	51	51
OAO Gazenergoservice	51	51	51
AB Gazprombank (ZAO)	98	97	93
OAO Gazsibcontract	96	51	51
ZAO Gerosgaz	51	51	—
ZAO Kostromatrubinvest	99	99	94
OAO Lebedinsky GOK	—	57	57
OAO AKB National Reserve Bank	40	40	40
OAO AK Sibur	51	—	—
ZAO AKB Sovfintrade	94	65	—
OAO Spetsgazavtotrans	51	51	51
OAO Volgogradneftemash	51	51	51
OAO Vostokgazprom	51	51	51
OAO Zapsibgazprom	34	34	51

In 2001 the Group's interest in OAO Gazavtomatika decreased from 51% to 49% as the Group did not participate in an additional share issue by OAO Gazavtomatika.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

25 SUBSIDIARY UNDERTAKINGS—(continued)

In August 2001 the Group participated in the fourth stock issue of ZAO AKB Sovfintrade and as a result, the Group's interest in the bank's share capital increased from 65% to 94%, including 26% held by AB Gazprombank (ZAO).

As of 31 December 2001, the Group's interest in the equity capital of OAO AKB National Reserve Bank is 40%, in OAO Zapsibgazprom—34% and OAO Gazavtomatika—49%. However, due to the fact that the Group continued to exercise control over activities of the above companies in the year ended 31 December 2001, they were still considered as subsidiaries.

Acquisition of OAO AK SIBUR

In January 2001 the Group acquired 51% of the voting shares of OAO AK Sibur. OAO AK Sibur is a leading seller of petrochemical products in Russia, it is also involved in light hydrocarbons processing. The consideration of RR2,892 given was a combination of cash, promissory notes of Group companies and other securities.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:	
Cash paid	828
Promissory notes of Group companies	1,309
Shares in other investments	755
Total purchase consideration	2,892
Fair value of identifiable net assets acquired	(1,084)
Goodwill	1,808

Other than for short-term investments, the fair value of the net assets approximated the book value of the net assets acquired.

The net cash flow arising from the acquisition is as follows:

Total purchase consideration	2,892
Less:	
Cash and cash equivalents acquired	(1,150)
Promissory notes of the Group companies	(1,309)
Shares in other investments	(755)
Net cash received on acquisition	(322)

OAO AK Sibur is one of the founders of OAO Gazsibcontract with a 45% interest in the charter capital. As a result of acquiring OAO AK Sibur the Group's effective share in the charter capital of OAO Gazsibcontract increased from 51% to 74%.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

25 SUBSIDIARY UNDERTAKINGS—(continued)

In December 2001 the Group subsidiary OAO AK Sibur purchased interests in the following companies:

Companies (subsidiaries and associated undertakings)	Purchased interest as of 31 December 2001 (%)
OAO Kemerovsky Azot	75
OAO Kautchuk	100
OAO Uralorgsintez	51
OAO Volzhsky AKZ	51
OAO Sibur-Tyumen	42
OAO Stirol	42

Interests in the above companies, all of which are involved in the petrochemical industry in the Russian Federation, were purchased from OOO IT. Total fair value of consideration paid to OOO IT was RR7,167, of which RR4,076 was attributable to acquired subsidiaries. The Group management is currently unable to assess whether the transaction with OOO IT is a related party transaction or if OOO IT is a related company to former management of OAO AK Sibur.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:

Promissory notes of OAO AK Sibur's related parties and contractors at fair value	4,076
Total purchase consideration	4,076
Less fair value of identifiable net assets acquired	(1,383)
Goodwill at acquisition	2,693
Less goodwill impaired	(2,693)
Unamortised goodwill as of 31 December 2001	—

Lebedinsky GOK

In January 2001 the Group exchanged a 57% interest in Lebedinsky GOK and a 17% interest in Oskolsky EMK for a 48% interest in ZAO Gazmetall. ZAO Gazmetall is a metallurgical holding company with controlling interests in Lebedinsky GOK and Oskolsky EMK. As the Group intends to sell its shares of ZAO Gazmetall, the investment has been classified as an available-for-sale investment. During the third quarter of 2001 management revalued the investment in ZAO Gazmetall to its estimated current market value of RR2,208, recognising the net effect of revaluation in gains and losses on available-for-sale securities in the consolidated statement of operations (See Note 7). In March 2002 the Group made an agreement to sell its 48% interest in ZAO Gazmetall for USD70 million. In accordance with the agreement the buyer of the above shares is OAO Oskolsky Metallurgical Plant, a subsidiary of ZAO Gazmetall.

Minority interest

	Year ended 31 December		
	2001	2000	1999
Minority interest at the beginning of the reporting period	11,434	9,738	7,468
Minority interest share of net profit of subsidiary undertakings	5,121	1,989	288
Change in minority interest as a result of acquisitions/(disposals) of subsidiaries	122	(293)	1,982
Minority interest at the end of reporting period	16,677	11,434	9,738

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

26 RELATED PARTIES

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Government

The Government of the Russian Federation, the principal shareholder of the Group, owns approximately 38.37% of the issued shares of the Group. Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

As a condition of privatisation in 1992, the Government imposed an obligation on the Group to provide an uninterrupted supply of gas to customers in the Russian Federation at government controlled prices.

Directors' remuneration

The Company paid to members of the Board of Directors and Management Committee remuneration (salary and bonuses) of approximately RR81 and RR74 for the years ended 31 December 2001 and 2000, respectively. The remuneration of members of the Board of Directors is subject to approval by the General shareholders meeting. Compensation paid to members of the Management Committee is determined by the terms of annual employment contracts.

Associated undertakings

Included within associated undertakings (see Note 11) is the loan receivable from EuRoPol GAZ S.A., in the amount of RR29,847, RR30,757 and RR30,065 as of 31 December 2001, 2000 and 1999, respectively, issued by AB Gazprombank (ZAO), a subsidiary of the Group, at an interest rate of LIBOR + 2.6%. Also included within associated undertakings (see Note 11) as a component of the carrying amount are USD denominated receivables from EuRoPol GAZ S.A. of RR11,985, RR15,906 and RR19,326 as of 31 December 2001, 2000 and 1999, respectively.

Also included within associated undertakings (see Note 11) is a loan receivable from WINGAS GmbH, in the amount of RR13,171, RR17,004 and RR21,275 as of 31 December 2001, 2000 and 1999, respectively. The interest rates vary for different loan tranches. As of 31 December 2001 the aggregate effective interest rate for the loan receivable from WINGAS GmbH was LIBOR + 2.17%.

Included within accounts receivable (see Note 8) are accounts receivable from Group associates (excluding EuRoPol GAZ S.A.) in the amount of RR32,039, RR14,509 and RR24,402 as of 31 December 2001, 2000 and 1999, respectively.

During periods ended 31 December 2001, 2000 and 1999 the Group recorded sales of gas to its associates in the amount of RR79,952 and RR71,408 and RR30,576, respectively.

Gas is sold to associates, except for that sold to AO Moldovagaz, on the basis of long-term contracts, at index prices based on world oil and gas prices. Gas prices per thousand cubic meters for such sales ranged from USD 75 to USD 144, from USD 64 to USD 133 and from USD 50 to USD 84 in the year ended 31 December 2001, 2000 and 1999, respectively. Gas is sold to AO Moldovagaz based on annual contracts with fixed prices. Prices of gas per thousand cubic meters sold to Moldova amounted to USD 80 in the years ended 31 December 2001 and 2000 and amounted USD 60 in the year ended 31 December 1999, respectively.

The Group's impairment provision on accounts receivable included RR13,791, RR15,569 and RR21,196 in respect of amounts due from AO Moldovagaz as of 31 December 2001, 2000 and 1999, respectively.

In addition, the Group purchased gas transportation services from certain of the associated undertakings, principally EuRoPol GAZ S.A., which amounted to RR9,648, RR11,225 and RR634 for the years ended 31 December 2001, 2000 and 1999, respectively. The cost of these services was determined based on prices of gas sold to these companies.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

26 RELATED PARTIES—(continued)

As of 31 December 2001, the Group had accounts payable, included in "Other payables" line, as contribution to charter capital due to ZAO Armrosgazprom of USD 126 million (RR4,194). The Group expects to pay its contribution into the charter capital of ZAO Armrosgazprom by July 2002, the date established under legislation of the Armenian Republic as the deadline for shareholders to settle their obligations.

OAO AK Sibur

Set out below is condensed financial statement information for OAO AK Sibur as of and for the year ended 31 December 2001, before Group intercompany eliminations and adjustments for minority interests:

	As of 31 December 2001
Non-current assets	7,365
Current assets	22,197
Non-current liabilities	(4,748)
Current liabilities	(44,187)
Net liabilities	(19,373)

	Year ended 31 December 2001
Sales	54,872
Operating expenses	(63,972)
Net loss	(22,735)

Operating expenses include:	Year ended 31 December 2001
Materials	18,235
Purchases of refined products	16,502
Processing of refined products	12,081
Impairment provision for accounts receivable and debts written off	5,730
Provision for impairment and write-off of other long-term assets	5,683
Purchased gas	2,958
Other	2,783
	63,972

A substantial portion of OAO AK Sibur's transactions were executed with related parties. OAO AK Sibur's related party transactions included those with its associated undertakings and the following companies:

ZAO Gazoneftekhimicheskaya Companya	OAO Tobolskiy NKhK
Megler Group	OAO Tomsky NKhZ
OAO Omskshina	OAO Voronezhsyntezkauchuk
Petrochemical Holding AG	OAO Yaroslavskiy Shinniy Zavod
OAO Salavatnefteorgsintez	

In the first quarter of 2002 external supervision has been introduced in respect of OAO AK Sibur under decision of the arbitration court. The arbitration court has cancelled the decision on placement of additional stock issue as a result of which OAO Gazprom could have lost control over OAO AK Sibur. OAO Gazprom maintains control over OAO AK Sibur.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

26 RELATED PARTIES—(continued)

OAO Stroytransgaz

In the normal course of business, the Group enters into transactions with OAO Stroytransgaz for the construction of pipelines in the Russian Federation on the basis of the results of tenders. During the years ended 31 December 2001, 2000 and 1999 certain representatives of the Group Board of Directors and members of their families owned significant shareholdings in OAO Stroytransgaz.

OAO Stroytransgaz rendered construction services for the Group in the amounts of RR45,421, RR31,073 and RR26,245 for the years ended 31 December 2001, 2000 and 1999, respectively. As of 31 December 2001, 2000 and 1999, the Group had advances and receivables due from OAO Stroytransgaz in the amounts of RR8,160, RR2,225 and RR908, respectively. As of 31 December 2001, 2000 and 1999, the Group had accounts payable to OAO Stroytransgaz in respect of construction of RR17,850, RR11,954 and RR6,489, respectively. Included within other long-term assets is a receivable due from OAO Stroytransgaz in connection with finance arrangements for construction for the Group undertaken by OAO Stroytransgaz in the amount of RR3,885, RR7,688 and RR11,274 as of 31 December 2001, 2000 and 1999.

AEB

In 2001, 2000 and 1999 the Group raised short-term loans from AEB, an associated undertaking of AB Gazprombank (ZAO), for the total amount of RR3,245 (11.0%—14.8% p.a.), RR3,228 (12.5% p.a.) and nil, respectively.

During 2000, a member of the Council of Gazprombank acquired from that bank an 8.5% interest in AEB for RR281. AEB is an associated undertaking of the Group at 31 December 2000 (see Note 11). A loss of RR230 was recognized under IAS on the disposal. This loss was the result of a decrease in the Group's share in the net assets of AEB and translation differences on the foreign operations recognised on the disposed shares.

OOO Interprokom

During the years ended 31 December 2001, 2000 and 1999, respectively, certain members of the families of certain members of the Board of Directors of the Company owned significant interests in OOO Interprokom.

OOO Interprokom acts as an agent for the Group in the acquisition of equipment and is remunerated for those services based on a fixed commission percentage. OOO Interprokom acted as an agent in the Group's acquisition of RR11,137, RR6,053 and RR4,684 of equipment for the years ended 31 December 2001, 2000 and 1999, respectively. As of 31 December 2001 and 2000 the Group had advances and receivables due from OOO Interprokom in the amount of RR624 and RR3,213, respectively. Commission paid to OOO Interprokom amounted to RR103, RR80 and RR30 for years ended 31 December 2001, 2000 and 1999, respectively. As of 31 December 2001, 2000 and 1999, the Group had accounts payable to OOO Interprokom in respect of equipment supplies of RR8,352, RR6,680 and RR3,431, respectively.

AB Gazprombank (ZAO), the Group's principal banking subsidiary, had outstanding import letters of credit issued on behalf of OOO Interprokom and sub-contractors of OOO Interprokom in the amount of RR9,353, RR10,633 and RR6,134 as of 31 December 2001, 2000 and 1999, respectively. These import letters of credit are issued to third-party suppliers in connection with the purchase of equipment by OOO Interprokom on behalf of the Group.

27 COMMITMENTS AND CONTINGENCIES

Operating environment

The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in the Russian Federation. Due to the capital-intensive nature of the industry, the Group is also subject to physical risks of various kinds. The nature and frequency of the developments and events associated with these risks as well as their effect on future operations and earnings, are not predictable.

Legal proceedings

The Group is a party to certain legal proceedings arising in the ordinary course of business. Additionally, the Group is subject to various environmental laws regarding handling, storage, and disposal of certain products and is subject to regulation by various governmental authorities. In the opinion of management, there are no current legal proceedings or other claims outstanding which could have a material adverse effect on the result of operations or financial position of the Group.

Taxation

Tax legislation in the Russian Federation is subject to varying interpretations and frequent changes. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Group may be assessed additional taxes, penalties and interest, which can be significant. Under Russian legislation, penalties are levied at 20% of the tax amount underpaid and interest is charged at a rate of 1/300 of the refinancing rate of the Central Bank of the Russian Federation per day (see Note 14). The Group's tax records remain open to review by the tax and customs authorities with respect to tax liabilities for three years.

In June 2002, the tax authorities completed an audit of the accrual and payment of natural gas excise tax by OAO Gazprom covering the period from 1 January 1999 to 30 June 2001. Following the completion of this excise tax audit, the tax authorities issued a tax act to OAO Gazprom. In accordance with estimations of the tax authorities included within the tax act, the amount of additional potential excise tax due is RR19,037, exclusive of penalties and interest. The major part of this amount relates to the tax audit's interpretation of the method of determination of gas volumes exempt from excise tax under Russian tax law. OAO Gazprom management intends to dispute the total amount of the tax authorities' claim in court as it does not comply with the tax legislation. Accordingly no accrual has been recorded. Management does not believe that the financial effect of this contingency will be material to the Group.

Group changes

The Group is continuing to undergo significant restructuring and reform initiatives and the future direction and effects of such reforms are the subject of political considerations. Potential reforms in tariff setting policies, settlements of outstanding debts by governmental entities, and other government initiatives could each have a significant, but undeterminable, effect on enterprises operating in the Group.

Environmental matters

The Group periodically evaluates its obligations under environmental regulations. Potential liabilities which might arise as a result of stricter enforcement of existing regulations, civil litigation or changes in legislation or regulation cannot be estimated, but could be material. In the current enforcement climate, under existing legislation, management believes that there are no significant liabilities for environmental damage, other than amounts that have been accrued in the consolidated financial statements.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

27 COMMITMENTS AND CONTINGENCIES—*(continued)*

Social commitments

The Group significantly contributes to the maintenance and upkeep of the local infrastructure and the welfare of its employees in the areas of its production, including contributions toward the construction, development and maintenance of housing, hospitals, transport services, recreation and other social needs in the geographical areas in which it operates.

Financial guarantees

The Group had outstanding issued guarantees to third parties in the amount of RR77,006, RR65,535 and RR 72,607 (including guarantees denominated in USD of USD 2,502 million, USD 1,659 million and USD 1,700 million) as of 31 December 2001, 2000 and 1999, respectively.

Management believes that the Group will be required to settle certain of the obligations under the guarantees issued. Provisions of RRnil, RR11,431 and RR21,499 were recorded within provisions for liabilities and charges as of 31 December 2001, 2000 and 1999, respectively, in respect of the outstanding issued guarantees.

	Note	31 December 2001	2000	1999
Outstanding guarantees issued on behalf of:				
BSPC		20,996	—	—
Interconnector (UK) Limited		36,609	36,947	42,555
ZAO Media-Most	12	—	9,661	20,132
Itera Group companies		4,303	6,202	4,136
OAO AK Sibur		—	5,959	—
Other		15,098	6,767	5,784
		77,006	65,536	72,607
Less: provisions for guarantees	19	—	(11,431)	(21,499)
		77,006	54,105	51,108

In April 2000, credit facilities were provided to BSPC, an associated undertaking (see Note 11), by a group of Italian and Japanese banks for the amount of RR68,325 (USD 2,053 million) for the construction of the offshore portion of the Blue Stream pipeline. In 2001, the Group provided guarantees in respect of RR39,504 (USD 1,187) related to the credit facilities obtainable by BSPC. As of 31 December 2001 BSPC had used RR37,470 (USD 1,126 million) of the credit facilities of which RR20,996 (USD 631 million) was guaranteed by the Group, pursuant to its obligation.

The Group provided guarantees on behalf of Interconnector (UK) Limited in connection with equipment and fixed assets leased for the construction of the Interconnector gas pipeline linking the United Kingdom to Continental Europe. The Group has a 10% interest in Interconnector (UK) Limited.

At 31 December 1999, the Group held collateral representing an interest of 17.1% in ZAO Media-Most in exchange for providing certain loan guarantees on behalf of ZAO Media-Most. During 2000, ZAO Media-Most defaulted on its payment obligation and the Group fulfilled its obligations.

In November 2000, the Group signed agreements with ZAO Media-Most to change the collateral under the guarantees, both those fulfilled in 2000 and those outstanding at 31 December 2000 to interests in NTV and other ZAO Media-Most operating companies. The Group then exercised its rights to take ownership of interests in ZAO Media-Most operating companies and a further interest in NTV.

As of 31 December 2000, the Group held a 46% interest in NTV and 25% plus one share interest in various other ZAO Media-Most operating companies.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

27 COMMITMENTS AND CONTINGENCIES—(continued)

In July 2001 ZAO Media-Most defaulted on a payment obligation of RR9,661 under a loan agreement. This balance was settled by the Group in accordance with a loan guarantee agreement. The terms of the guarantee agreement provided for collateral in respect of the guarantee in the form of a 19% interest in NTV and a 25% interest in a number of other ZAO Media-Most operating companies.

As of 31 December 2001 the Group held a 65% interest in NTV and 50% plus one share interest in a number of ZAO Media-Most operating companies. These interests are included in short-term available-for-sale investments as the Group does not view investments in these companies as long-term investments and intends to sell its interest in these companies.

Line "Other" includes mainly guarantees issued by subsidiaries under contracts for purchasing of equipment, construction and installation works. As of 31 December 2001 this balance includes guarantees issued by OAO AK Sibur to third parties of RR7,408.

Capital commitments

In the normal course of business, the Group has entered into contracts for the purchase of property, plant and equipment. The Board has approved a capital expenditure budget for 2002 of RR155,471 including RR61,466 in respect of capital expenditures related to the Yamal project (that includes, in particular, construction of the Yamal-Europe pipeline).

Supply commitments

The Group has entered into long-term supply contracts for periods ranging from 5 to 20 years with various companies operating in Europe. The volumes and prices in these contracts are subject to change due to various contractually defined factors. As of 31 December 2001 no loss is expected to result from these long-term commitments.

28 POST BALANCE SHEET EVENTS

Financial investments

In March 2002 a consortium of the German gas company Ruhrgas and French gas company Gaz de France acquired a 49% interest in Slovensky Plynarensky Priemysel (SPP) for USD 2,700 million. SPP is the State gas company in Slovakia involved in gas production and transportation. Under an agreement with the consortium, the Group has the ability to purchase an interest from the consortium before 31 March 2004.

In connection with changes in RF Federal law No.208-FZ of 26 December 1995 "On Joint Stock Companies", effective from 1 January 2002, the Group was not able to exercise its conversion rights on preference shares in OAO AKB National Reserve Bank. The Group has, therefore, lost the opportunity to obtain voting rights on these shares and no longer exercises control over the activities of the bank (see Note 25). In June 2002, the Board of Directors approved the sale of the Group's interest in OAO AKB National Reserve Bank.

In April 2002 the Federal Securities Commission cancelled the registration of additional stock issued by OAO Zapsibgazprom, a subsidiary of the Group. As a result, the Group increased its interest in the charter capital of OAO Zapsibgazprom to 51%. At present, at the Group's initiative, external supervision has been introduced in respect of OAO Zapsibgazprom under decision of the arbitration court.

In the second quarter of 2002 the Federal Securities Commission cancelled the registration of additional stock issued by OAO Severneftegazprom, which if not canceled would have reduced the Group's interest in the company's charter capital to 20%. As a result, the Group's interest in the charter capital of OAO Severneftegazprom is 49%.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

28 POST BALANCE SHEET EVENTS—(continued)

In April 2002, the Group completed the repurchase of 32% of the shares in ZAO Purgaz from Itera pursuant to the repurchase option provided by a share purchase agreement dated 10 February 1999. As a result Group's interest in ZAO Purgaz rose from 19% to 51%. ZAO Purgaz has a licence for the development of the Gubkinskoye gas field in western Siberia. In connection with the acquisition of these ZAO Purgaz shares, the Group paid Itera RR35 thousand and financed ZAO Purgaz repaying RR6,325 of financing provided by Itera to ZAO Purgaz to finance development work.

In April 2002, the shareholders of EuRoPol GAZ s.a., an associated company of the Group, agreed to increase the charter capital of the company. The decision is aimed at providing additional financing for the further construction of the Polish section of the Yamal—Europe pipeline. The amount and timing of the additional contribution into charter capital is under consideration by the shareholders.

During the first quarter of 2002, the Group increased its interest in the majority of the regional companies, in which it held investments, from less than 20% to 51%. These companies are involved in the distribution of gas in Russia (see Note 21).

Borrowings

During the first quarter of 2002 the Group signed an additional agreement of USD 50 million for a five-year period with a consortium led by Moskovsky Narodny Bank Ltd. (interest rate LIBOR +3.75%), a loan agreement of USD 300 million for a six year period with a consortium led by Bayerische Hupo und Ferajnsbank AG (interest rate LIBOR + 3.75 %), loan agreements of USD 150 million with Deutsche Bank AG (London) for a one year period (interest rate—9.5 %) and of USD 50 million with the AEB bank for a one year period (interest rate—8.5 %).

During the second quarter of 2002 the Group signed additional loan agreement of USD 200 millions for a two-year period with ABN AMRO Bank N.V. (interest rate—LIBOR+6.15%) and a loan agreement of USD 250 million for a six-year period with a consortium led by Societe Generale (interest rate—LIBOR+3.65%).

In April 2002 the Group issued USD 500 million of Loan Participation Notes due 2007 with an interest rate of 9.125%.

Changes in the profit taxation

Chapter 25 "Profit Tax" of the Russian Federation Tax Code became effective since 1 January 2002.

Among other changes the profit taxation procedure has been changed as follows:

- reduced tax rate;
- elimination of the majority of allowances;
- recognition of sales revenue for tax purposes on an accrual basis.
- different depreciation rates for different groups of fixed assets;

Currently it is impossible to accurately assess the impact of the changes in the taxation procedure on the financial position and financial results of the Group.

Starting from 1 January 2002 the Group has been implementing the required tax accounting policy which provides separate accounting for tax liabilities and settlements with the budget in accordance with requirements of Chapter 25 of the Tax Code of the Russian Federation.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002, except as noted)

28 POST BALANCE SHEET EVENTS—(continued)

Changes in taxation of mineral resources

Effective 1 January 2002, royalty, mineral restoration tax, oil and gas condensate excise have been replaced with a mineral severance tax, which will be imposed at the rate of 16.5% of the value of gas and RR340 per ton of oil and gas condensate produced. The latter rate is subject to adjustments depending on fluctuations of oil price and the RR exchange rate.

29 ADJUSTMENTS FOR HYPERINFLATION

In accordance with IAS 29 the consolidated financial statements as of and for the years ended 31 December 2000 and 1999 were originally prepared in terms of the measuring unit current at the balance sheet date. The restatement was calculated from the conversion factors derived from the Russian Federation Consumer Price Index, published by the Russian State Committee on Statistics ("Goskomstat"), and from indices obtained from other published sources for years prior to 1992.

The significant guidelines followed in restating the consolidated financial statements are:

- all amounts are stated in terms of the measuring unit current at 31 December 2001;
- monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current at 31 December 2001;
- non-monetary assets and liabilities (items which are not expressed in terms of the monetary unit current at 31 December 2001) and shareholders' equity, including the share capital, are restated by applying the relevant conversion factors;
- all items in the consolidated statements of operations and of cash flows are restated by applying appropriate conversion factors;
- the effect of inflation on the Group's net monetary position is included in the consolidated statement of operations as a net monetary gain or loss; and
- comparative amounts for 2000 and 1999 are restated using the conversion factors 1.19 and 1.43 respectively in order to state them in terms of the measuring unit current at 31 December 2001.

All amounts originally stated in the consolidated financial statements in terms of the measuring unit current at the balance sheet date have been subsequently restated using the conversion factor of 1.10 in order to state them in terms of the monetary unit current at 30 September 2002. The restatement makes the consolidated financial statements more meaningful when compared to the information for the nine months ended 30 September 2002.

The indices used to restate the consolidated financial statements, based on 1988 prices (1988=100) for the five years ended 31 December 2001 and period ended 30 September 2002, and the respective conversion factors used were:

Year	Index	Conversion Factor to 31 December 2001	Conversion Factor to 30 September 2002
31 December 1997	659,403	3.60	3.97
31 December 1998	1,216,400	1.95	2.15
31 December 1999	1,661,481	1.43	1.58
31 December 2000	1,995,937	1.19	1.31
30 September 2001	2,276,965	1.04	1.15
31 December 2001	2,371,572	1.00	1.10
30 September 2002	2,618,690		1.00

The consolidated statement of operations includes net monetary gains of RR32,147, RR57,867 and RR80,765 for the years ended 31 December 2001, 2000 and 1999, respectively, because on average the Group had net monetary liabilities in reporting years.

OAO GAZPROM
INVESTOR RELATIONS

The Company may be contacted at its registered office:

OAO Gazprom
Nametkina str., 16
V-420, GSP-7, 117997, Moscow
Russia

Telephone: (7 095) 719 3001
Facsimile: (7 095) 719 8333, 719 8335
www.gazprom.ru

OAO GAZPROM
IAS CONSOLIDATED INTERIM CONDENSED FINANCIAL INFORMATION (UNAUDITED)
30 SEPTEMBER 2002

OAO GAZPROM

IAS CONSOLIDATED INTERIM BALANCE SHEET (UNAUDITED)

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

	Notes	30 September 2002	31 December 2001
Assets			
Current assets			
Cash and cash equivalents	6	32,692	49,602
Restricted cash	6	45,122	44,333
Short-term investments		26,767	30,085
Accounts receivable and prepayments	7	218,653	247,246
Inventories	8	96,601	81,976
Other current assets		15,846	21,990
		435,681	475,232
Long-term assets			
Property, plant and equipment	9	1,733,520	1,710,209
Investments in associated undertakings	10	78,367	86,407
Other long-term investments	11	35,404	35,894
Deferred tax assets	13	—	15,232
Other long-term assets		77,152	46,925
		1,924,443	1,894,667
Total assets		2,360,124	2,369,899
Liabilities and equity			
Current liabilities			
Accounts payable and accrued charges		111,187	118,513
Taxes payable		37,673	60,783
Short-term borrowings and current portion of long-term borrowings		195,569	185,206
Short-term promissory notes payable		54,318	67,527
		398,747	432,029
Long-term liabilities			
Long-term borrowings	12	216,785	227,720
Long-term promissory notes payable		11,396	13,677
Restructured tax liabilities		11,635	21,060
Other long-term liabilities		26,501	5,351
Provisions for liabilities and charges		16,617	19,229
Deferred tax liabilities	13	26,874	—
		309,808	287,037
Total liabilities		708,555	719,066
Minority interest		9,392	16,677
Shareholders' equity			
Share capital	14	311,918	311,918
Treasury shares	14	(17,858)	(20,020)
Retained earnings and other reserves		1,348,117	1,342,258
Total shareholders' equity		1,642,177	1,634,156
Total liabilities and equity		2,360,124	2,369,899

A.B. Miller	E.A. Vasilieva
Chairman of the Management Committee	Chief Accountant
28 December 2002	28 December 2002

The accompanying notes are an integral part of this interim financial information.

OAO GAZPROM

IAS CONSOLIDATED INTERIM CONDENSED STATEMENT OF OPERATIONS (UNAUDITED)

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

	Notes	Three months ended 30 September		Nine months ended 30 September	
		2002	2001	2002	2001
Sales	5,15	128,126	134,242	420,396	510,307
Operating expenses	5	(106,768)	(105,291)	(325,550)	(344,173)
Operating profit	5	**21,358**	**28,951**	**94,846**	**166,134**
Net finance benefit (costs)	16	1.941	16,092	(14,511)	1,494
Share of net (loss) income of associated undertakings		(162)	1,110	2,314	2,782
(Losses) gains on available-for-sale investments		(552)	(5,508)	1,024	(2,802)
Profit before gain on net monetary position, profit tax and minority interest		**22,585**	**40,645**	**83,673**	**167,608**
Monetary gain	3	4,039	5,077	19,824	26,501
Profit before profit tax and minority interest		**26,624**	**45,722**	**103,497**	**194,109**
Current profit tax benefit (expense)		601	(16,878)	(41,490)	(84,554)
Deferred profit tax expense		(18,854)	(4,163)	(45,080)	(74,164)
Profit tax expense	13	(18,253)	(21,041)	(86,570)	(158,718)
Profit before minority interest		**8,371**	**24,681**	**16,927**	**35,391**
Minority interest		(1,324)	926	(964)	1,815
Net profit		**7,047**	**25,607**	**15,963**	**37,206**
Basic and diluted earnings per share (in Roubles)	17	**0.34**	**1.22**	**0.76**	**1.78**

A.B. Miller
Chairman of the Management Committee
28 December 2002

E.A. Vasilieva
Chief Accountant
28 December 2002

The accompanying notes are an integral part of this interim financial information

OAO GAZPROM

IAS CONSOLIDATED INTERIM CONDENSED STATEMENT OF CASH FLOWS (UNAUDITED)

(In millions of Russian Rouble in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

	Note	Nine months ended 30 September 2002	Nine months ended 30 September 2001
Operating activities			
Profit before tax and minority interest		**103,497**	**194,109**
Adjustments to profit before profit tax and minority interest			
Depreciation		65,509	67,070
Monetary effects on non-operating balances		(25,743)	(47,608)
Gains on and extinguishment of restructured liabilities	16	(11,851)	(23,038)
Other		(14,968)	3,106
Total effect of adjustments		12,947	(470)
Adjusted profit before profit tax and minority interest and before changes in working capital		116,444	193,639
Total effect of working capital changes		(47,221)	(8,512)
Profit tax paid		(27,375)	(87,310)
Net cash provided by operating activities		**41,848**	**97,817**
Investing activities			
Capital expenditures		(62,914)	(39,911)
Other		(10,916)	732
Net cash used for investing activities		**(73,830)**	**(39,179)**
Financing activities			
Proceeds from long-term borrowings (including current portion)		80,084	25,930
Repayment of long-term borrowings (including current portion)		(96,061)	(33,724)
Net proceeds from (repayments of) short-term borrowings		39,416	(4,902)
Sale of promissory notes		16,405	16,335
Redemption of promissory notes		(15,162)	(38,212)
Redemption of bonds	12	(757)	(93)
Interest paid		(7,099)	(17,506)
Other		(5,192)	(6,372)
Net cash provided by (used for) financing activities		**11,634**	**(58,544)**
Effect of exchange rate changes on cash and cash equivalents		5,583	(2,141)
Effect of inflation accounting on cash and cash equivalents		(2,145)	(2,271)
Decrease in cash and cash equivalents		**(16,910)**	**(4,318)**
Cash and cash equivalents, at beginning of reporting period	6	49,602	19,028
Cash and cash equivalents, at end of reporting period	6	**32,692**	**14,710**

A.B. Miller
Chairman of the Management Committee
28 December 2002

E.A. Vasilieva
Chief Accountant
28 December 2002

The accompanying notes are in integral part of this interim financial information.

OAO GAZPROM

IAS CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

	Note	Number of shares outstanding (billions)	Share capital	Treasury shares	Retained earnings and other reserves	Total shareholders' equity
Nine months ended 30 September 2002						
Balance as of 31 December 2001		21.0	311,918	(20,020)	1,342,258	1,634,156
Net income for the period		—	—	—	15,963	15,963
Net treasury share transactions	14	0.1	—	2,162	(800)	1,362
Translation differences		—	—	—	1,066	1,066
Return of social assets to governmental authorities		—	—	—	(1,155)	(1,155)
Dividends	14	—	—	—	(9,215)	(9,215)
Balance as of 30 September 2002		21.1	311,918	(17,858)	1,348,117	1,642,177
Nine months ended 30 September 2001						
Balance as of 31 December 2000		21.0	311,918	(12,675)	1,339,048	1,638,291
Effect of adoption of IAS 39		—	—	—	602	602
Adjusted balance as of 31 December 2000		21.0	311,918	(12,675)	1,339,650	1,638,893
Net income for the period		—	—	—	37,206	37,206
Net treasury share transactions	14	(0.1)	—	919	205	1,124
Translation differences		—	—	—	(1,538)	(1,538)
Return of social assets to governmental authorities		—	—	—	(3,777)	(3,777)
Dividends	14	—	—	—	(6,433)	(6,433)
Balance as of 30 September 2001		20.9	311,918	(11,756)	1,365,313	1,665,475

A.B. Miller
Chairman of the Management Committee
28 December 2002

E.A. Vasilieva
Chief Accountant
28 December 2002

The accompanying notes are an integral part of this interim financial information.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

1 NATURE OF OPERATIONS

RAO Gazprom was established as a Russian joint stock company by Presidential Decree No. 1333 dated 5 November 1992. The Annual General Meeting of shareholders, held on 26 June 1998, approved a recommendation from the Board of Directors on revising the name of the Company in order to comply with the federal law on joint stock companies. Consequently, the Company became the open joint stock company Gazprom or OAO Gazprom.

OAO Gazprom and its subsidiaries (the "Group") operate one of the largest gas pipeline systems in the world and are responsible for substantially all gas production and high pressure gas transportation in the Russian Federation. The Group is also a major exporter of gas to other European countries.

The Group is directly involved in the following principal activities:

- Production—exploration and production of gas and other hydrocarbons;
- Refining—processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation—transportation of gas; and
- Distribution—domestic and export sale of gas.

The gas business is subject to seasonal fluctuations with peak demand in the first and fourth quarters of each year. The volumes of gas shipped during the three and the nine months ended 30 September 2002 represented 18% and 69%, respectively, of annual volumes shipped to customers in the year ended 31 December 2001.

2 ECONOMIC ENVIRONMENT IN THE RUSSIAN FEDERATION

The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of:

- a currency that is not freely convertible outside of the country;
- extensive currency controls;
- a low level of liquidity in the public and private debt and equity markets; and
- high inflation.

Transactions on the Russian stock exchanges are influenced by underdeveloped infrastructure, especially registration and settlement systems which are in the process of formation, as are the underlying regulations.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

3 BASIS OF PRESENTATION

The interim condensed financial information is prepared in accordance with International Accounting Standard 34 "Interim financial reporting" ("IAS 34"). The Group subsidiaries and associated undertakings maintain their statutory financial statements in accordance with the Regulation on Accounting and Reporting of the Russian Federation ("RAR") or the accounting regulations of the country in which the particular Group company is resident. The financial statements of the Group's subsidiaries and associated undertakings resident in the Russian Federation, which account for substantially all the assets and liabilities of the Group, are based on their statutory records, which are maintained under the historical cost convention with adjustments and reclassifications recorded in the financial statements for the purpose of fair presentation in accordance with IAS 34. Similar adjustments are recorded in the financial statements in respect of Group companies not resident in the Russian Federation.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

3 BASIS OF PRESENTATION—(continued)

The preparation of consolidated interim condensed financial information in conformity with IAS 34 requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The adjustments and reclassifications made to the statutory accounts for the purpose of IAS reporting include the restatement for changes in the general purchasing power of the Russian Rouble ("RR") in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that financial information prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. The restatement was calculated from the conversion factors derived from the Russian Federation Consumer Price Index, published by the Russian State Committee on Statistics ("Goskomstat"), and from indices obtained from other published sources for years prior to 1992.

The indices used to restate the consolidated interim condensed financial information, based on 1988 prices (1988=100) for the sixty nine months ended 30 September 2002, and the respective conversion factors used are:

Year	Index	Conversion Factor
31 December 1997	659,403	3.97
31 December 1998	1,216,400	2.15
31 December 1999	1,661,481	1.58
31 December 2000	1,995,937	1.31
30 September 2001	2,276,965	1.15
31 December 2001	2,371,572	1.10
30 September 2002	2,618,690	1.00

The significant guidelines followed in restating the consolidated interim condensed financial information are:

- all amounts are stated in terms of the measuring unit current as of 30 September 2002;
- monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current as of 30 September 2002;
- non-monetary assets and liabilities (items which are not expressed in terms of the monetary unit current as of 30 September 2002) and shareholders' equity, including the share capital, are restated by applying the relevant conversion factors;
- all items in the consolidated interim condensed statements of operations and of cash flows are restated by applying appropriate conversion factors;
- the effect of inflation on the Group's net monetary position is included in the consolidated interim condensed statement of operations as a monetary gain or loss; and
- comparative amounts for the nine months of 2001 and for the 2001 consolidated financial information are restated using the conversion factors of 1.15 and 1.10 in order to state them in terms of the monetary unit current as of 30 September 2002.

The consolidated interim condensed statement of operations includes net monetary gains of RR4,039 and RR5,077 for the three months ended 30 September 2002 and 2001, and RR19,824 and RR26,501 for the nine months ended 30 September 2002 and 2001, respectively, because on average the Group had net monetary liabilities in those periods.

As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Group will no longer apply the provisions of IAS 29, Financial Reporting in Hyperinflationary Economies.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

3 BASIS OF PRESENTATION—(continued)

The US dollar to RR exchange rates were 31.64 and 30.14 as of 30 September 2002 and 31 December 2001, respectively. The euro to RR exchange rates were 30.91 and 26.49 as of 30 September 2002 and 31 December 2001, respectively.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year presentation. These reclassifications include RR18,987 of costs reclassified from finance costs to operating expenses for the nine months ended 30 September 2001.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Group are consistent with those disclosed in the financial statements for the year ended 31 December 2001.

5 SEGMENT INFORMATION

Management does not separately identify segments within the Group as it operates as a vertically integrated business with substantially all external sales generated by the gas distribution business. However, following the practice suggested by IAS 14, "Segment Reporting", Revised 1997 ("IAS 14") for vertically integrated businesses, information can be analysed based on the following business segments:

- Production—exploration and production of gas and other hydrocarbons;
- Refining—processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation—transportation of gas;
- Distribution—domestic and export sale of gas; and
- Other—other activities, including banking.

	Production	Refining	Transport	Distribution	Other	Total
Nine months ended 30 September 2002						
Segment revenues						
Inter-segment sales	80,707	12,080	141,012	12,625	—	246,424
External sales	1,620	34,447	11,920	351,511	20,898	420,396
Total segment revenues	82,327	46,527	152,932	364,136	20,898	666,820
Segment expenses						
Inter-segment expenses	(1,136)	(10,185)	(14,562)	(220,541)	—	(246,424)
External expenses	(53,106)	(29,526)	(122,060)	(88,222)	(28,697)	(321,611)
Total segment expenses	(54,242)	(39,711)	(136,622)	(308,763)	(28,697)	(568,035)
Segment result	28,085	6,816	16,310	55,373	(7,799)	98,785
Unallocated operating expenses						(3,939)
Operating profit						94,846

OAO GAZPROM

NOTES TO THE IAS CONSOLIDATED INTERIM CONDENSED FINANCIAL INFORMATION—(Continued)
(UNAUDITED)

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

5 SEGMENT INFORMATION—(continued)

	Production	Refining	Transport	Distribution	Other	Total
Nine months ended 30 September 2001						
Segment revenues						
Inter-segment sales	54,456	10,965	129,328	8,405	—	203,154
External sales	1,397	53,345	12,839	419,412	23,314	510,307
Total segment revenues	55,853	64,310	142,167	427,817	23,314	713,461
Segment expenses						
Inter-segment expenses	(1,634)	(9,150)	(11,945)	(180,425)	—	(203,154)
External expenses	(49,248)	(46,512)	(120,534)	(99,590)	(27,985)	(343,869)
Total segment expenses	(50,882)	(55,662)	(132,479)	(280,015)	(27,985)	(547,023)
Segment result	4,971	8,648	9,688	147,802	(4,671)	166,438
Unallocated operating expenses						(304)
Operating profit						166,134
Three months ended 30 September 2002						
Segment revenues						
Inter-segment sales	22,537	4,183	42,560	4,053	—	73,333
External sales	412	13,490	3,935	102,769	7,520	128,126
Total segment revenues	22,949	17,673	46,495	106,822	7,520	201,459
Segment expenses						
Inter-segment expenses	(289)	(2,478)	(4,755)	(65,811)	—	(73,333)
External expenses	(15,364)	(8,624)	(43,022)	(22,150)	(15,248)	(104,408)
Total segment expenses	(15,653)	(11,102)	(47,777)	(87,961)	(15,248)	(177,741)
Segment result	7,296	6,571	(1,282)	18,861	(7,728)	23,718
Unallocated operating expenses						(2,360)
Operating profit						21,358
Three months ended 30 September 2001						
Segment revenues						
Inter-segment sales	21,572	2,321	41,093	3,866	—	68,852
External sales	321	17,653	5,536	104,425	6,307	134,242
Total segment revenues	21,893	19,974	46,629	108,291	6,307	203,094
Segment expenses						
Inter-segment expenses	(105)	(4,638)	(3,808)	(60,301)	—	(68,852)
External expenses	(13,085)	(15,719)	(44,714)	(20,126)	(10,012)	(103,656)
Total segment expenses	(13,190)	(20,357)	(48,522)	(80,427)	(10,012)	(172,508)
Segment result	8,703	(383)	(1,893)	27,864	(3,705)	30,586
Unallocated operating expenses						(1,635)
Operating profit						28,951

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

5 SEGMENT INFORMATION—(continued)

Internal transfer prices are established by the management of the Group with the objective of providing for the specific medium and long-term funding requirements of the individual segments. The change in inter-segment sales and expenses by segment in the three and nine months ended 30 September 2002 is primarily due to changes in internal transfer prices.

6 CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Balances included within cash and cash equivalents in the consolidated balance sheet represent cash on hand and balances with banks. Included within restricted cash are balances of cash and cash equivalents totalling RR38,531 and RR37,840 as of 30 September 2002 and 31 December 2001, respectively, which are restricted as to withdrawal under the terms of certain borrowings and other contractual obligations. In addition, restricted cash comprises cash of RR6,591 and RR6,493 as of 30 September 2002 and 31 December 2001, respectively, in subsidiary banks, which are restricted as to withdrawal under banking regulations.

7 ACCOUNTS RECEIVABLE AND PREPAYMENTS

	30 September 2002	31 December 2001
Trade receivables	109,526	147,710
Prepayments and advances paid	43,708	40,461
Other receivables	65,419	59,075
	218,653	247,246

Accounts receivable and prepayments are presented net of an impairment provision of RR131,259 and RR144,017 as of 30 September 2002 and 31 December 2001, respectively.

8 INVENTORY

Inventories are presented net of a provision for obsolescence of RR15,837 and RR15,525 as of 30 September 2002 and 31 December 2001, respectively.

9 PROPERTY, PLANT AND EQUIPMENT

	Total operating assets	Social assets	Assets under construction	Total
For the nine months ended 30 September 2002				
Net book value as of 31 December 2001	**1,448,352**	**93,854**	**168,003**	**1,710,209**
Depreciation	(68,474)	(2,618)	—	(71,092)
Additions	782	32	101,022	101,836
Acquisition of subsidiaries	818	97	1,506	2,421
Transfers	16,780	1,311	(18,091)	—
Disposals	(4,902)	(2,597)	(2,355)	(9,854)
Net book value as of 30 September 2002	**1,393,356**	**90,079**	**250,085**	**1,733,520**
As of 30 September 2002				
Restated cost	2,835,086	121,260	250,085	3,206,431
Accumulated depreciation	(1,441,730)	(31,181)	—	(1,472,911)
Net book value as of 30 September 2002	**1,393,356**	**90,079**	**250,085**	**1,733,520**

Assets under construction are presented net of a provision for impairment of RR98,270 as of 30 September 2002 and 31 December 2001.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

9 PROPERTY, PLANT AND EQUIPMENT—(continued)

As of 30 September 2002 and 31 December 2001, the net book value of social assets includes RR41,516 and RR42,671, respectively, of social assets that were vested at privatisation and that, by mutual agreement, may be returned to governmental authorities in the future. There are currently no plans or agreements to transfer the other social assets to governmental authorities.

10 INVESTMENTS IN ASSOCIATED UNDERTAKINGS

	Notes	30 September 2002	31 December 2001
EuRoPol GAZ S.A.	19	35,938	41,970
WINGAS GmbH	19	19,270	18,756
Armrosgazprom	19	3,417	3,720
Blue Stream Pipeline Company (BSPC)	20	2,060	2,319
Other		17,682	19,642
		78,367	86,407

Associated undertakings are presented net of provision for impairment of RR8,353 and RR8,178 as of 30 September 2002 and 31 December 2001, respectively.

11 OTHER LONG-TERM INVESTMENTS

	30 September 2002	31 December 2001
South Pars project	21,489	18,768
Other joint ventures	1,019	2,002
Available-for-sale investments	12,896	15,124
	35,404	35,894

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

12 LONG-TERM BORROWINGS

	Currency	Due	30 September 2002	31 December 2001
Long-term borrowings payable to:				
A French banking consortium	US dollar	2002-2005	64,271	77,012
A German banking consortium	US dollar	2002-2005	38,654	57,085
An Italian banking consortium	US dollar	2002-2007	23,515	31,600
Vneshtorgbank	US dollar	2002-2004	21,225	22,335
A German banking consortium	euro	2002-2008	18,600	18,834
Salomon Brothers AG	US dollar	2002-2007	16,443	—
An International banking consortium	euro	2002-2007	13,250	12,487
Sberbank of RF	Roubles	2002-2003	12,022	11,204
Societe General	US dollar	2002-2008	10,300	—
Bayerische Hypo-und Verreinsbank, AG	US dollar	2002-2008	9,624	—
A German banking consortium	euro	2002-2007	9,213	10,497
Fuji Bank	US dollar	2003-2010	8,989	6,122
Moskovsky Narodny Bank Limited	US dollar	2002-2006	7,976	6,683
Bayerische Hypo-und Verreinsbank, AG	euro	2002-2006	6,070	6,975
Eurobonds issued by AB Gazprombank (ZAO)	euro	2002-2003	6,171	5,850
ABN AMRO	US dollar	2002-2004	6,444	—
A Cyprian banking consortium	US dollar	2002-2006	5,741	7,305
SACE	US dollar	2002-2012	6,697	1,770
Alfa Bank	US dollar	2002-2004	4,755	—
Hungarian banking consortium	US dollar	2002-2005	4,160	4,360
A German banking consortium	euro	2002-2003	3,191	4,531
Other long-term borrowings	Various	Various	39,706	30,367
Total long-term borrowings			337,017	315,017
Less: current portion of long-term borrowings			(120,232)	(87,297)
			216,785	227,720

Due for repayment:	30 September 2002	31 December 2001
Between one and two years	92,368	88,304
Between two and five years	104,950	119,730
After five years	19,467	19,686
	216,785	227,720

Long-term borrowings include fixed rate loans with a carrying value of RR81,017 and RR65,306 as of 30 September 2002 and 31 December 2001, respectively. Other long-term borrowings generally have variable interest rates linked to LIBOR, and the carrying amounts approximate fair value.

Long-term borrowings include RR3,920 and RR3,077 as of 30 September 2002 and 31 December 2001, respectively, of coupon non-documentary bearer bonds issued by OAO Gazprom in 1999. The issue amounted to 3.0 million bonds, each with a nominal value of 1,000 roubles each and a due date of 15 April 2003. During the years 2000 and 2001, the Group repurchased 577 thousand bonds. As of 30 September 2002 all previously purchased bonds were resold to external parties.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

13 PROFIT TAX

In August 2001 the Profit tax chapter of the Tax Code was enacted, which changed the profit tax rate to 24% on profits for non-banking and banking activities. This rate became effective starting from 1 January 2002. During the year ended 31 December 2001, the Group accrued current profit tax at the rate of 35% and 43% on profits from non-banking and banking activities, respectively.

Differences between the recognition criteria in Russian statutory taxation regulations and IAS give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profit tax purposes. The tax effect of the movement on these temporary differences is recorded at the rate of 24%.

	30 September 2002	Differences, recognition and reversals	31 December 2001
Tax effects of taxable temporary differences:			
Property, plant and equipment	(34,695)	(66,897)	32,202
Accounts receivable	—	18,922	(18,922)
Investments	(1,973)	(1,069)	(904)
Inventories	(961)	(3,817)	2,856
Tax effects of deductible temporary differences:			
Tax losses carryforward	10,755	10,755	—
Total net deferred tax (liabilities) assets	**(26,874)**	**(42,106)**	**15,232**

Deferred tax assets and liabilities arise mainly from differences in the taxable and financial reporting bases of property, plant and equipment and accounts receivable. These differences for property, plant and equipment are historically due to the fact that a significant proportion of the tax base is based upon independent appraisals, the most recent of which was recognised as of 1 January 2001, while the financial reporting base is historical cost restated for changes in the general purchasing power of the RR (see Note 3).

Included in differences, recognition and reversals is the effect of deconsolidating our interest in OAO AKB National Reserve Bank which resulted in the derecognition of a deferred tax liability of RR3,142 (see Note 18).

Following the enactment of Chapter 25 "Profit tax" of the Russian Federation Tax Code on 1 January 2002, the profit tax regulations allowed for different tax depreciation lives for different groups of property, plant and equipment. In accordance with the tax regulations, the Group recognised shorter tax depreciation lives effective 1 January 2002, resulting in a RR24,400 increase in the deferred tax liability attributable to property, plant and equipment as of 30 September 2002. The Group recognised the results of the assessment of the revised tax depreciation lives for property, plant and equipment in the three months ended 30 September 2002 when such an assessment was completed by the Group.

The revised tax depreciation lives also gave rise to current period tax losses in the statutory books of OAO Gazprom. Statutory entities can carry forward tax losses generated in an individual period for ten years, subject to a maximum utilization of 30% of the total amount of taxable profit each year. This resulted in a recognition of a deferred tax asset of RR10,755 as of 30 September 2002, as management believes it is probable that these losses will be offset against future taxable profit.

Management does not believe recording the revised tax depreciation lives in the third quarter has a material impact on the results for the three months ended 30 September 2002.

The deferred tax liability attributable to accounts receivable balances reversed in the nine months ended 30 September 2002 principally as a result of the change in the underlying tax legislation, effective 1 January 2002, to recognize sales revenue for profit tax purposes on an accrual rather than a cash basis.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

14 SHAREHOLDERS' EQUITY

Share capital

Share capital authorised and issued totals RR311,918 as of 30 September 2002 and 31 December 2001 and consists of 23.7 billion ordinary shares, each with a historical par value of RR5.

Dividends

During the nine months of 2002, the Group accrued final dividends for the year ended 31 December 2001 in the amount of RR0.45 per share.

Treasury shares

At 30 September 2002 and 31 December 2001, subsidiaries of OAO Gazprom held 2,615 and 2,672 million, respectively, of the ordinary shares of OAO Gazprom. The Group controls the voting rights of these shares.

15 SALES

	Three months ended 30 September		Nine months ended 30 September	
	2002	2001	2002	2001
Gas sales (including excise tax, net of VAT) to customers in:				
Russian Federation	24,244	20,577	90,116	91,196
Former Soviet Union (excluding Russian Federation)	12,690	7,257	42,714	39,073
Europe	88,714	96,523	296,484	374,788
Gross sales of gas	**125,648**	**124,357**	**429,314**	**505,057**
Excise tax	(22,467)	(19,611)	(76,183)	(84,248)
Net sales of gas	**103,181**	**104,746**	**353,131**	**420,809**
Sales of gas condensate and oil and gas products	13,490	17,653	34,447	53,345
Gas transportation sales	3,935	5,536	11,920	12,839
Other revenues	7,520	6,307	20,898	23,314
	128,126	**134,242**	**420,396**	**510,307**

16 NET FINANCE BENEFIT (COSTS)

	Three months ended 30 September		Nine months ended 30 September	
	2002	2001	2002	2001
Net exchange losses	(19)	(383)	(8,305)	(1,139)
Interest income	1,247	2,171	6,307	7,678
Interest expense	(6,980)	(9,163)	(24,364)	(29,047)
Gains on and extinguishment of restructured liabilities	7,693	23,467	11,851	24,002
	1,941	**16,092**	**(14,511)**	**1,494**

Gains on restructured liabilities include RR3,221 and RR3,221 of gains on the restructuring of OAO AK Sibur's debts (see Note 18) for the three and nine months ended 30 September 2002, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

17 EARNINGS PER SHARE

Earnings per share have been calculated by dividing the net profit for the period by the weighted average number of shares outstanding during the period, excluding the average number of ordinary shares purchased by the Group and held as treasury shares (see Note 14).

The weighted average number of shares outstanding was 21.0 and 20.9 billion for the periods ended 30 September 2002 and 2001, respectively.

18 SUBSIDIARY UNDERTAKINGS

Principal subsidiaries of the Group remain unchanged since 31 December 2001, including OAO AK Sibur, but except for the other changes disclosed below. All entities listed below, except for OAO AKB National Reserve Bank, were accounted for as subsidiaries from the date on which control was obtained or, in the case of media companies, the date from which the Group decided to operate the companies as subsidiaries and to delay the sale of these companies.

OAO AKB National Reserve Bank

In connection with changes in RF Federal law No.208-FZ of 26 December 1995 "On Joint Stock Companies", effective from 1 January 2002, the Group was not able to exercise its conversion rights on preference shares in OAO AKB National Reserve Bank. At the same time, the Group lost majority representation on the Board of Directors and no longer exercised control over the activities of the bank. Accordingly, effective 1 January 2002 the Group's investment in the bank was classified as an investment in an associated undertaking. In July 2002, in accordance with the decision of the Board of Directors, the Group disposed of 37% of ordinary shares and all of its preference shares in OAO AKB National Reserve Bank with total carrying value of RR1,898, in exchange for consideration consisting of promissory notes issued by OAO AKB National Reserve bank with a fair value of RR349 payable in June 2003, and 50 million of ordinary shares of OAO Gazprom. As of the date of the transaction ordinary shares of OAO Gazprom were traded at a nominal price of RR30.6 per share. No gain or loss resulted from the disposal of the Group's interest in OAO AKB National Reserve Bank. Following the transaction, the Group retains a 3% interest in OAO AKB National Reserve Bank, which is recorded within other long-term investments.

ZAO Purgaz

In April 2002 the Group completed the repurchase of 32.0% of the shares in ZAO Purgaz from Itera pursuant to the repurchase option provided by a share purchase agreement dated 10 February 1999. As a result, the Group's interest in ZAO Purgaz rose from 19.0% to 51.0%. ZAO Purgaz has a licence for the development of the Gubkinskoye gas field in western Siberia. In connection with the acquisition of these ZAO Purgaz shares, the Group paid Itera RR32 thousand in cash and financed ZAO Purgaz repaying RR6,325 of original financing provided by Itera to ZAO Purgaz to finance development work. The consideration approximated the fair value of the incremental interest in the net assets acquired.

During the three month and nine month periods ended 30 September 2002 ZAO Purgaz contributed to the Group revenues of RR560 and RR768 and operating profit of RR318 and RR354, respectively.

The assets and liabilities arising from the repurchase are as follows:

Cash and cash equivalents	4
Property, plant and equipment	6,304
Other (net)	17
Fair value of net assets repurchased	6,325

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

18 SUBSIDIARY UNDERTAKINGS—(continued)

The net cash flow arising from the repurchase is as follows:

Total purchase consideration	6,325
Less:	
Cash and cash equivalents acquired	(4)
Net cash outflow on repurchase	6,321

OAO Vostokgazprom

In April 2002 the Group acquired an additional 32.8% of the voting shares of its production subsidiary OAO Vostokgazprom, increasing its interest from 51.0% to 83.8%. The consideration of RR2 was settled in cash and approximated the fair value of the incremental interest in the net assets acquired.

OAO Zapsibgazprom

In April 2002 the Federal Securities Commission cancelled the registration of additional stock issued by OAO Zapsibgazprom, a subsidiary of the Group. As a result, the Group increased its interest in the charter capital of OAO Zapsibgazprom from 34.0% to 51.0% (see Note 21).

Media companies

Effective 1 January 2002 the Group's interests in media companies were reclassified from short-term available-for-sale investments to subsidiary undertakings as management announced its intention to operate these companies as subsidiaries and to delay the sale of its interest in these companies. The media companies do not materially impact the financial position of the Group.

In July 2002 the Group acquired additional interests in ZAO Media-Most, in NTV and other media subsidiaries. Additionally, the Group acquired payables and promissory notes to third parties due by these companies. The consideration was partially settled in cash and partially through the forgiveness of debt owed to OAO Gazprom. As a result of this transaction the Group increased its interest in NTV from 65% to 95.6% and in ZAO Media-Most from 14.3% to 78.2%. The Group has also increased its controlling interests in the other media subsidiaries. This transaction is an integral part of the restructuring of the Group's media assets (see Note 21).

OAO AK Sibur

In the first quarter of 2002 external supervision was introduced in respect of OAO AK Sibur under decision of the arbitration court. The arbitration court has cancelled the decision on placement of additional stock issue as a result of which OAO Gazprom could have lost control over OAO AK Sibur. OAO Gazprom maintains control over OAO AK Sibur.

On 10 September 2002 the creditors' meeting approved an amicable settlement agreement, which was subsequently approved by the court. The agreement provides for the restructuring and rescheduling of OAO AK Sibur's debts generally over a period of 8 years with first payments due in 2004 (See Note 16).

19 RELATED PARTIES

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

19 RELATED PARTIES—(continued)

Government

The Government of the Russian Federation is the principal shareholder of the Group, directly owning approximately 38.37% of the issued shares of the Group. Government representatives also have the majority of seats on the Board of Directors. Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

As a condition of privatisation in 1992, the Government imposed an obligation on the Group to provide an uninterrupted supply of gas to customers in the Russian Federation at government controlled prices.

Associated undertakings

Included within associated undertakings (see Note 10) is the loan receivable from EuRoPol GAZ S.A., in the amount of RR27,127 and RR29,846 as of 30 September 2002 and 31 December 2001, respectively, issued by AB Gazprombank (ZAO), a subsidiary of the Group, at an interest rate of LIBOR + 2.6%. Also included within associated undertakings (see Note 10) as a component of the carrying amount are USD denominated long-term receivables from EuRoPol GAZ S.A. of RR8,083 and RR11,985 as of 30 September 2002 and 31 December 2001, respectively.

Also included within associated undertakings (see Note 10) is a EURO denominated loan receivable from WINGAS GmbH, in the amount of RR13,368 and RR13,171 as of 30 September 2002 and 31 December 2001, respectively. The interest rates vary for different loan tranches. As of 30 September 2002 and 31 December 2001 the aggregate effective interest rate for the loan receivable from WINGAS GmbH was 5.6%.

Included within accounts receivable (see Note 7) are accounts receivable from Group associates (excluding EuRoPol GAZ S.A.) in the amount of RR12,441and RR16,655 as of 30 September 2002 and 31 December 2001, respectively.

During three and nine months ended 30 September 2002 and 2001 the Group recorded sales of gas to its associates in the amount of RR15,971 and RR9,380, and RR48,663 and RR61,100 respectively.

Gas is sold to associates, except for that sold to AO Moldovagaz, on the basis of long-term contracts, at index prices based on world oil and gas prices. Gas prices per thousand cubic meters for such sales ranged from USD 73 to USD 114 and from USD 77 to USD 133 in the nine months ended 30 September 2002 and 2001, respectively. Gas is sold to AO Moldovagaz based on annual contracts with fixed prices. Prices of gas per thousand cubic meters sold to Moldova amounted to USD 81 in the nine months ended 30 September 2002 and 2001, respectively.

The Group's impairment provision on accounts receivable included RR12,490 and RR13,792 in respect of amounts due from AO Moldovagaz as of 30 September 2002 and 31 December 2001, respectively.

In addition, the Group purchased gas transportation services from certain of the associated undertakings, principally EuRoPol GAZ S.A., which amounted to RR2,915 and RR2,348, and RR8,022 and RR7,444 for the three and nine months ended 30 September 2002 and 2001, respectively. The cost of these services was determined based on prices of gas sold to these companies.

As of 30 September 2002, the Group had accounts payable due as a contribution to the charter capital of ZAO Armrosgazprom of USD 126 million (RR3,986). As described Note 21, this amount was settled in October 2002.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

19 RELATED PARTIES—(continued)

OAO Stroytransgaz

In the normal course of business, the Group enters into transactions with OAO Stroytransgaz for the construction of pipelines in the Russian Federation on the basis of the results of tenders. During the nine months ended 30 September 2002 and year ended 31 December 2001 transactions with OAO Stroytransgaz were entered into under contracts which had been executed by certain prior representatives of the Group's Board of Directors and members of their families who at that time owned significant shareholdings in OAO Stroytransgaz.

OAO Stroytransgaz rendered construction services for the Group in the amounts of RR8,058 and RR11,662, and RR25,766 and RR26,688 for the three and nine months ended 30 September 2002 and 2001, respectively. As of 30 September 2002 and 31 December 2001, the Group had advances and receivables due from OAO Stroytransgaz in the amounts of RR7,694 and RR8,160, respectively. As of 30 September 2002 and 31 December 2001, the Group had accounts payable to OAO Stroytransgaz in respect of construction of RR12,853 and RR 17,850, respectively. Included within accounts receivable and prepayments as of 30 September 2002 is a receivable due from OAO Stroytransgaz in connection with finance arrangements for construction for the Group undertaken by OAO Stroytransgaz in the amount of RR1,792, net of an impairment provision in the amount of RR92. As of 31 December 2001 abovementioned receivable in amount of RR3,456 net of an impairment provision in the amount of RR429, was included within other long-term assets.

AEB

In the three and nine months ended 30 September 2002 and 2001 the Group received short-term loans from AEB, an associated undertaking of AB Gazprombank (ZAO), for the total amount of RR1,797 (interest rate—9.0%) and nil, and RR4,530 (interest rates of 8.5%—9.0%) and RR4,500 (interest rates of 11.0%—14.8%), respectively.

OOO Interprokom

During the nine months ended 30 September 2002 and year ended 31 December 2001 transactions with OOO Interprokom were entered into under contracts which had been executed by certain prior members of the Board of Directors and a member of the Management Committee of the Company and members of their families who at that time or currently own significant interests in OOO Interprokom.

OOO Interprokom acts as an agent for the Group in the acquisition of equipment and is remunerated for those services based on a fixed commission percentage. OOO Interprokom acted as an agent in the Group's acquisition of RR1,788 and RR2,692, and RR5,902 and RR8,444 of equipment in the three and nine months ended 30 September 2002 and 2001, respectively. As of 30 September 2002 and 31 December 2001, the Group had advances and receivables due from OOO Interprokom in the amount of RR669 and RR624 respectively. Commission paid to OOO Interprokom amounted to RR85 and RR71 for the nine months ended 30 September 2002 and 2001, respectively. As of 30 September 2002 and 31 December 2001, the Group had accounts payable to OOO Interprokom in respect of equipment supplies of RR6,469 and RR8,352, respectively.

AB Gazprombank (ZAO), the Group's principal banking subsidiary, had outstanding import letters of credit issued on behalf of OOO Interprokom and sub-contractors of OOO Interprokom in the amount of RR7,859 and RR9,353 as of 30 September 2002 and 31 December 2001, respectively. These import letters of credit are issued to third-party suppliers in connection with the purchase of equipment by OOO Interprokom on behalf of the Group.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

20 COMMITMENTS AND CONTINGENCIES

Taxation

Tax legislation in the Russian Federation is subject to varying interpretations and frequent changes. Further, the interpretation of tax legislation by tax authorities applied to the transactions and activity of the Group may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Group may be assessed additional taxes, penalties and interest, which can be significant. Under Russian legislation, penalties are levied at 20% of the tax amount underpaid and interest is charged at a rate of 1/300 of the refinancing rate of the Central Bank of the Russian Federation per day (the refinancing rate as of 30 September 2002 was 21.0%). The Group's tax records remain open to review by the tax and customs authorities with respect to tax liabilities for three years.

In June 2002 the tax authorities completed an audit of the accrual and payment of natural gas excise tax by OAO Gazprom covering the period from 1 January 1999 to 30 June 2001. Following the completion of this excise tax audit, the tax authorities issued a tax act to OAO Gazprom. In accordance with estimations of the tax authorities included within the tax act, the amount of additional potential excise tax due is RR19,037, exclusive of penalties and interest. The major part of this amount relates to the tax auditors' interpretation of the method of determination of gas volumes exempt from excise tax under Russian tax law. OAO Gazprom management disputed the total amount of the tax authorities' claim in court as they believe it does not comply with the tax legislation. On 28 October 2002 the Moscow Arbitration Court announced its decision that OAO Gazprom owed RR3 of additional excise tax, exclusive of penalties and interest, out of the total amount claimed by the tax authorities. The tax authorities have the right to file an appeal within one month of the court's written decision. Management does not believe that the financial effect of this contingency will be material to the Group.

Financial guarantees

The Group had outstanding issued guarantees to third parties in the amount of RR81,923 and RR77,006 (including guarantees denominated in USD of USD 3,157 million and USD 2,502 million) as of 30 September 2002 and 31 December 2001, respectively.

No provisions were recorded within provisions for liabilities and charges as of 30 September 2002 and 31 December 2001, respectively, in respect of the outstanding issued guarantees.

	30 September 2002	31 December 2001
Outstanding guarantees issued on behalf of:		
BSPC	36,224	20,996
Interconnector (UK) Limited	34,799	36,609
Itera Group companies	3,163	4,303
Other	7,737	15,098
	81,923	77,006
Less: provisions for guarantees	—	—
	81,923	77,006

In April 2000, credit facilities were provided to BSPC, an associated undertaking (see Note 10), by a group of Italian and Japanese banks for the amount of RR64,948 (USD 2,053 million) for the construction of the offshore portion of the Blue Stream pipeline. In 2001, the Group was obligated to provide guarantees on behalf of BSPC in respect of RR37,552 (USD 1,187) related to these credit facilities. As of 30 September 2002 and 31 December 2001 BSPC had used RR58,217 and RR37,470 (USD 1,840 million and USD 1,126 million) of the credit facilities of which RR36,224 (USD 1,145 million) and RR20,996 (USD 631 million) was guaranteed by the Group, pursuant to its obligation.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

20 COMMITMENTS AND CONTINGENCIES—(continued)

Line "Other" includes mainly guarantees issued by subsidiaries under contracts for purchasing equipment, construction and installation works. As of 30 September 2002 and 31 December 2001 this balance includes guarantees issued by OAO AK Sibur to third parties of RR3,458 and RR7,408, respectively.

21 POST BALANCE SHEET EVENTS

Media Assets

In October 2002 the Group signed a framework agreement to sell non-controlling interests in several media companies, including NTV, to Eurofinance Group (as nominee), the consideration for which is to be partially settled in cash and partially through the settlement of certain debt obligations of ZAO Media-Most and its media companies. The disposed interests primarily comprised those acquired in July 2002 (See Note 18). Under the framework agreement, Eurofinance Group shall contribute cash and these acquired interests into a new media holding company, which will be controlled and majority-owned by OAO Gazprom. The Group's contribution into the new holding company will comprise the remaining interests in its media subsidiaries. The transactions are expected to close in the second quarter of 2003. Management does not believe that the financial effect of these transactions will be material to the Group.

ZAO Armrosgazprom

In October 2002 the Group has settled accounts payable due as a contribution to the charter capital of ZAO Armrosgazprom of USD 126 million, which was outstanding as of 30 September 2002. The Group will continue to maintain its investment in ZAO Armrosgazprom as an associated undertaking.

OAO Stroytransgaz

In September 2002 the Group entered into an agreement with OAO Stroytransgaz to establish a joint activity. The joint activity was formally established in October 2002 into which the Group contributed promissory notes of OAO Gazprom with a fair value of RR4,565 (face value RR5,719) payable in January 2004 and OAO Stroytransgaz contributed 1,144 million of ordinary shares in OAO Gazprom. Voting rights for the ordinary shares of OAO Gazprom, held by the joint activity, are controlled by the Group.

Rosshelf

The Rosshelf joint activity was established to develop the Prirazlomnoye and Schtokmanovskoye fields in the Barents Sea. OAO Gazprom and its subsidiary ZAO Rosshelf had 99.1% and 0.9% interest in the project, respectively. In October 2002 OAO Gazprom and its subsidiary ZAO Rosshelf signed an amendment to the Rosshelf joint activity agreement that provided for an additional participant—ZAO Sevmorneftegaz. ZAO Sevmorneftegaz is a company jointly controlled by ZAO Rosshelf and OAO Rosneft-Purneftegaz. Under the agreement ZAO Sevmorneftegaz will make a non-cash contribution valued at RR4,334, in exchange for a 48.9% interest in the Rosshelf joint activity. The effect of this transaction was to decrease OAO Gazprom direct and indirect interest in the Rosshelf joint activity from 99.1% to 62.9%. Management does not believe that the financial effect of these transactions will be material to the Group. The OAO Gazprom and ZAO Rosshelf will have 48.7% and 2.4% direct interest in the joint activity, respectively.

OAO Zapsibgazprom

In December 2002 the Group disposed of its 12% interest in OAO Arcticgas with a carrying value of RR1 in exchange for 25.6% interest in OAO Zapsibgazprom and additional cash consideration of USD 2.95 million, increasing its interest in the ordinary share capital of OAO Zapsibgazprom from 51.1% to 76.7%. Management does not expect this transaction to result in any material gain or loss.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 30 September 2002)

21 POST BALANCE SHEET EVENTS—(continued)

Significant borrowings

In October 2002 the Group issued USD 700 million of Loan Participation Notes due 2009 with an interest rate of 10.5%. The notes contain an option for the holder to put the notes to the Group as of 21 October 2005.

In October 2002 GazInvest Finance B.V., a wholly owned subsidiary of AB Gazprombank (ZAO), completed the placement of a second issue of 150 million of Medium Term Notes (EMTNs) due 2005 with an interest rate of 9.75% and guaranteed by AB Gazprombank (ZAO).

In November 2002 the Group issued RR5,000 (USD 157 million) of bonds at 100 percent of face value due 2005 with at interest rate of 15%. The notes contain an option for the holder to put the notes to the Group as of 14 November 2003.

During the fourth quarter of 2002 the Group signed an additional loan agreement of USD 450 million for a five and a half year period with a consortium led by Bayerische Hypo-und Verreinsbank, AG (interest rate—LIBOR+3.3%) and a loan agreement of USD 300 million for a two year period with Deutsche Bank, AG (interest rate—9.1%).

OAO GAZPROM
INVESTOR RELATIONS

The Company may be contacted at its registered office:

OAO Gazprom
Nametkina str., 16
V-420, GSP-7, 117997, Moscow
Russia

Telephone: (7 095) 719 3001
Facsimile: (7 095) 719 8333, 719 8335
www.gazprom.ru

APPENDIX A—DeGolyer and MacNaughton Letter

DEGOLYER AND MACNAUGHTON
4925 GREENVILLE AVENUE, SUITE 400
ONE ENERGY SQUARE
DALLAS, TEXAS 75206

February 13, 2003

OAO Gazprom
16A, Nametkina Street
117884, Moscow B-420
Russia

Gentlemen:

DeGolyer and MacNaughton has prepared estimates, as of December 31, 2000, of the extent and value of the proved and probable natural gas, oil, condensate, gas liquids, and sulfur reserves of certain fields in Russia owned by OAO Gazprom (Gazprom). These estimates have been presented in reports prepared for Gazprom by DeGolyer and MacNaughton listed in Attachment I, to this letter and are referred to collectively as "the Reports." The 18 fields evaluated are located in western Siberia and the Volga-Ural Province of Russia and include the following:

Astrakhan	Urengoi Oil
Bovanenko	Viengapursk
Kharasevai	West Tarkosalinsk
Komsomolsk	Yamburg
Medvezhye	Yamsovieyskoye
North Urengoi	Yen-Yakha
Novy Port	Yeti-Purovskoye
Orenburg	Yubileyne
Urengoi	Zapolarnoye

The estimated proved and probable gas, oil, condensate, and gas liquids reserves owned by Gazprom, as of December 31, 2000, in the fields evaluated in the Reports, expressed in billions of cubic meters (BCM) and billions of cubic feet (BCF) or millions of metric tons (MMmt) and millions of barrels (MMbbl) are summarized below:

	English Units		
	Gazprom Separator Gas		
	Total Proved (BCF)	Probable (BCF)	Proved Plus Probable (BCF)
Astrakhan	7,057.99	1,435.89	8,493.88
Bovanenko	115,483.92	10,289.28	125,773.20
Kharasevai	38,201.29	10,688.69	48,889.98
Komsomolsk	17,249.10	273.34	17,522.44
Medvezhye	14,203.61	788.17	14,991.78
Novyport	0.00	6,867.64	6,867.64
Orenburg	14,880.54	619.42	15,499.96
Urengoi	114,791.39	3,547.01	118,338.40
Urengoi (Oil)	626.48	741.95	1,368.43
Urengoi (North)	8,319.43	1,616.00	9,935.43
Viengapursk	1,438.02	134.22	1,572.24
West Tarkosalinsk	8,494.98	114.41	8,609.39
Yamburg	114,769.86	10,771.67	125,541.53
Yamsovieyskoye	15,468.56	195.26	15,663.82
Yen-Yakha	6,041.99	502.52	6,544.51
Yeti-Purovskoye	10,562.62	116.18	10,678.80
Yubileyne	11,458.55	161.04	11,619.59
Zapolarnoye	99,674.59	5,634.46	105,309.05
Total	**598,722.92**	**54,497.15**	**653,220.07**

Note:
Probable reserves have not been adjusted to account for risk.

	Metric Units		
	Gazprom Separator Gas		
	Total Proved (BCM)	Probable (BCM)	Proved Plus Probable (BCM)
Astrakhan	199.86	40.66	240.52
Bovanenko	3,270.14	291.36	3,561.50
Kharasevai	1,081.74	302.67	1,384.41
Komsomolsk	488.44	7.74	496.18
Medvezhye	402.20	22.32	424.52
Novyport	0.00	194.47	194.47
Orenburg	421.37	17.54	438.91
Urengoi	3,250.53	100.44	3,350.97
Urengoi (Oil)	17.74	21.01	38.75
Urengoi (North)	235.58	45.76	281.34
Viengapursk	40.72	3.80	44.52
West Tarkosalinsk	240.55	3.23	243.78
Yamburg	3,249.92	305.02	3,554.94
Yamsovieyskoye	438.02	5.53	443.55
Yen-Yakha	171.09	14.23	185.32
Yeti-Purovskoye	299.10	3.29	302.39
Yubileyne	324.47	4.56	329.03
Zapolamoye	2,822.47	159.55	2,982.02
Total	**16,953.94**	**1,543.18**	**18,497.12**

Note:
Probable reserves have not been adjusted to account for risk.

	Gazprom Condensate and Gas Liquids		Gazprom Oil	
	English Units (MMbbl)	Metric Units (MMmt)	English Units (MMbbl)	Metric Units (MMmt)
Total Proved	2,332.39	286.21	65.50	8.61
Probable	633.85	77.52	807.05	98.78
Proved Plus Probable	2,966.24	363.73	872.55	107.39

Note:
Probable reserves have not been adjusted to account of risk.

The Gazprom future net revenue and present worth to be derived from the production and sale of the proved and proved-plus-probable reserves owned by Gazprom in the fields evaluated in the Reports, as of December 31, 2000, are estimated below, expressed in millions of United States dollars (MM U.S.$). Values were estimated in United States dollars (U.S.$) using the exchange rate effective December 31, 2000, which was Russian Rubles 28.16 per U.S.$1.00.

	Future Net Revenue*		Net Present Worth at 10%*	
Field	**Total Proved (MM U.S.$)**	**Proved plus Probable** (MM U.S.$)**	**Total Proved (MM U.S.$)**	**Proved Plus Probable** (MM U.S.$)**
Astrakhan	2,674.32	3,229.96	952.97	977.14
Bovanenko	46,539.56	51,236.07	4,398.63	4,530.99
Kharasevai	16,177.17	21,451.69	1,022.50	1,172.65
Komsomolsk	4,386.98	4,453.71	2,139.95	2,146.36
Medvezhye	3,852.86	4,058.87	1,865.60	1,890.91
Novyport	0.00	4,896.36	0.00	586.21
Orenburg	1,453.51	1,518.08	532.94	550.65
Urengoi	30,004.96	31,070.76	11,948.37	10,895.27
Urengoi (Oil)	252.47	588.40	123.98	235.81
Urengoi (North)	2,095.94	2,503.76	947.99	1,037.37
Viengapursk	349.86	381.80	204.28	209.17
West Tarkosalinsk	2,136.73	2,164.07	958.14	960.82
Yamburg	28,137.48	30,816.11	9,416.08	9,595.70
Yamsovieyskoye	4,372.75	4,427.21	1,767.25	1,770.00
Yen-Yakha	2,399.88	2,654.25	499.05	538.39
Yeti-Purovskoye	2,681.53	2,711.26	780.57	783.98
Yubileyne	3,213.86	3,259.07	1,502.74	1,511.78
Zapolarnoye	31,445.96	33,451.70	9,776.65	9,976.81
Total	**182,175.82**	**204,873.13**	**48,837.69**	**49,370.01**

* In the preparation of these estimates, future income tax expenses have been taken into account at the field level and for transportation of gas for export.

** There has been no adjustment applied to the value of probable reserves to account for risk.

Note:
Future Net Revenue and Present Worth include the value of Sulfur Reserves from the Astrakhan field, as shown in Attachment II.

The estimates of reserves, future net revenue, and present worth of future net revenue summarized are subject to the definitions, assumptions, qualifications, explanations, and conclusions expressed in the Reports. These summaries should be considered in view of the conditions of the Reports and are susceptible to being misunderstood apart from the Reports.

Very truly yours,

DEGOLYER AND MACNAUGHTON

Attachments

Attachment I

GAZPROM REPORTS
by
DeGOLYER and MacNAUGHTON

"Appraisal Report on Gas, Gas Liquids, and Sulfur Reserves owned by OAO Gazprom in the Astrakhan Field, Southeastern Europe, Russia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Bovanenko Field, Western Siberia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Kharasevai Field, Western Siberia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Komsomolsk Field, Western Siberia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Medvezhye Field, Western Siberia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Gas, Oil, and Condensate Reserves owned by OAO Gazprom in the Novy Port Field, Western Siberia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the North Urengoi Field, Western Siberia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Orenburg Field, Southeastern Europe, Russia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Gas and Gas Liquids Reserves owned by OAO Gazprom in the Urengoi Field, Western Siberia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Oil and Solution Gas Reserves owned by OAO Gazprom in the Urengoi Oil Field, Western Siberia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Viengapursk Field, Western Siberia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the West Tarkosalinsk Field, Western Siberia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Gas and Gas Liquids Reserves owned by OAO Gazprom in the Yamburg Field, Western Siberia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Yamsovieyskoye Field, Western Siberia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Gas, Oil, and Gas Liquids Reserves owned by OAO Gazprom in the Yen-Yakha Field, Western Siberia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Yeti-Purovskoye Field, Western Siberia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Yubileyne Field, Western Siberia, as of December 31, 2000, Annual Update, Confidential;"

"Appraisal Report on Gas, Oil, and Gas Liquids Reserves owned by OAO Gazprom in the Zapolarnoye Field, Western Siberia, as of December 31, 2000, Annual Update, Confidential."

Attachment II

GAZPROM REPORTS
by
DeGOLYER and MacNAUGHTON
as of
December 31, 2000

	Gazprom Sulfur Reserves	
	English Units (MM U.S.t)*	Metric Units (MMmt)*
Total Proved	152.07	137.96
Probable	30.96	28.08
Proved plus Probable	183.03	166.04

* Millions of metric tons (MMmt) or millions of U.S. tons (MM U.S.t)

Note:
Probable reserves have not been adjusted to account for risk.

COMPANY

Open Joint Stock Company Gazprom
16 Nametkina Street
117884 Moscow
Russian Federation

BANK

Morgan Stanley Bank AG
Junghofstrasse 13-15
60311 Frankfurt am Main
Federal Republic of Germany

LEAD MANAGERS

Dresdner Bank AG London Branch
Riverbank House
2 Swan Lane
London EC4R 3UX
United Kingdom

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

FINANCIAL ADVISER TO THE COMPANY

Investment Company Horizon
16 Nametkina Street
117884 Moscow
Russian Federation

AUDITOR TO THE COMPANY

PricewaterhouseCoopers
Kosmodamianskya Nab.52, Bld.5
115054 Moscow
Russian Federation

LEGAL ADVISERS TO THE COMPANY

As to U.S. and English law
Cleary, Gottlieb, Steen & Hamilton
City Place House
55 Basinghall Street
London EC2V 5EH
United Kingdom

As to Russian law
CGS&H Limited Liability Company
Paveletskaya Square 2/3
115054 Moscow
Russian Federation

LEGAL ADVISERS TO THE MANAGERS AND THE TRUSTEE

As to English and U.S. law
Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

As to Russian law
Linklaters CIS
Tsvetnoy Boulevard 25/3
127051 Moscow
Russian Federation

LEGAL ADVISERS TO THE BANK

As to German law
Linklaters Oppenhoff & Rädler
Mainzer Landstrasse 16
Frankfurt am Main
D-60325
Federal Republic of Germany

TRUSTEE

The Bank of New York
One Canada Square
London E14 5AL
United Kingdom

PRINCIPAL PAYING AGENT

The Bank of New York
One Canada Square
London E14 5AL
United Kingdom

REGISTRAR, PAYING AGENT AND TRANSFER AGENT

The Bank of New York
21 Floor West
101 Barclay Square
New York, New York 10286
United States of America

OIL AND GAS CONSULTANTS

DeGolyer and MacNaughton
Suite 400
4925 Greenville Avenue
One Energy Square
Dallas, Texas 75206
United States of America

PAYING AGENT AND TRANSFER AGENT

Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg
Luxembourg

LISTING AGENT

Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg
Luxembourg

Printed by RR Donnelley Financial, 30399



Open Joint Stock Company Gazprom

U.S.$5,000,000,000

Programme for the Issuance of Loan Participation Notes

to be issued by, but with limited recourse to,
Gaz Capital S.A., registered office at 2, Boulevard Konrad Adenauer, L-1115 Luxembourg, Register of Commerce and Companies Luxembourg B-95071
for the purpose of financing loans to

Open Joint Stock Company Gazprom

Under the Programme for the Issuance of Loan Participation Notes described in this Offering Circular (the "Programme"), Gaz Capital S.A. (the "Issuer"), subject to compliance with all relevant laws, regulations and directives, may from time to time issue loan participation notes (the "Notes") on the terms set out herein, as supplemented by a pricing supplement (each a "Pricing Supplement") setting out the specific terms of each issue. The aggregate principal amount of Notes outstanding will not at any time exceed U.S.$5,000,000,000 (or the equivalent in other currencies).

Notes will be issued in Series (as defined in "Summary of the Programme") and the sole purpose of issuing each Series will be to finance loans (each a "Loan") to Open Joint Stock Company Gazprom (the "Borrower," "Gazprom" or the "Company") as borrower, on the terms of a facility agreement between the Issuer and the Borrower dated September 22, 2003 (the "Facility Agreement"), as amended and supplemented by a loan supplement to be entered into in respect of each Loan on each Issue Date (each a "Loan Supplement" and, together with the Facility Agreement, the "Loan Agreement") between the Issuer and the Borrower. Subject as provided in the Trust Deed (as defined herein) the Issuer will charge, by way of first fixed charge as security for its payment obligations in respect of each Series of Notes and under the Trust Deed, its rights and interests as lender under the relevant Loan Agreement to Deutsche Bank Trust Company Americas as trustee (the "Trustee"), for the benefit of the holders of the corresponding Series of Notes (the "Noteholders") and will assign its administrative rights under such Loan Agreement to the Trustee (the "Assigned Rights").

In each case where amounts of principal, interest and additional amounts (if any) are stated to be payable in respect of a Series of Notes, the obligation of the Issuer to make any such payment constitutes an obligation only to account to the Noteholders, on each date upon which such amounts of principal, interest and additional amounts (if any) are due in respect of such Series of Notes, for an amount equivalent to all principal, interest and additional amounts (if any) actually received by or for the account of the Issuer pursuant to the corresponding Loan. **Noteholders will be deemed to have accepted and agreed that they will be relying solely on the credit and financial standing of the Borrower in respect of the payment obligations of the Issuer under the Notes.**

AN INVESTMENT IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

The Notes and the corresponding Loans (together, the "Securities") have not been, and will not be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and, subject to certain exceptions, may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons. The Notes may be offered and sold (i) within the United States to qualified institutional buyers (as defined in Rule 144A under the Securities Act ("Rule 144A")) that are also qualified purchasers as defined in Section 2(a)(51) of the U.S. Investment Company Act of 1940 (the "Investment Company Act") in reliance on the exemption from registration provided by Rule 144A (the "Rule 144A Notes"); and (ii) to certain persons in offshore transactions in reliance on Regulation S under the Securities Act (the "Regulation S Notes"). The Issuer has not been and will not be registered under the Investment Company Act. Prospective purchasers are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions, see "Subscription and Sale" and "Transfer Restrictions."

Application has been made to list the Notes issued under the Programme on the Luxembourg Stock Exchange. However, unlisted Notes may also be issued pursuant to the Programme. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be listed on the Luxembourg Stock Exchange (or any other stock exchange).

Regulation S Notes of each Series which are sold in an "offshore transaction" within the meaning of Regulation S under the Securities Act ("Regulation S"), will initially be represented by interests in a global unrestricted Note in registered form (each a "Regulation S Global Note"), without interest coupons, which will be deposited with a common nominee for, and registered in the name of a common nominee of, Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg") on its Issue Date. Beneficial interests in a Regulation S Global Note will be shown on, and transfers thereof will be effected only through records maintained by, Euroclear or Clearstream, Luxembourg. Rule 144A Notes of each Series sold to a qualified institutional buyer within the meaning of Rule 144A under the Securities Act, as referred to in, and subject to the transfer restrictions described in "Subscription and Sale" and "Transfer Restrictions," will initially be represented by a global restricted Note in registered form (each a "Rule 144A Global Note" and together with any Regulation S Global Notes, the "Global Notes"), without interest coupons, which will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company ("DTC") on its Issue Date. Beneficial interests in a Rule 144A Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. See "Clearing and Settlement." Individual definitive Notes in registered form will only be available in certain limited circumstances as described herein. Application may also be made to have Rule 144A Notes designated as eligible for trading in the Private Offering, Resale and Trading through Automated Linkages ("PORTAL") System of the National Association of Securities Dealers, Inc., as specified in the applicable Pricing Supplement.

Arrangers and Permanent Dealers

Deutsche Bank **UBS Investment Bank**

Permanent Dealers

ABN AMRO **Commerzbank Securities**
Credit Suisse First Boston **HVB Corporates and Markets**
JPMorgan **Merrill Lynch International**
Morgan Stanley **Renaissance Capital**

JSCB Rosbank

The date of this Offering Circular is September 22, 2003

Gazprom, having made all reasonable enquiries, confirms that (i) this offering circular (the "Offering Circular") contains all information with respect to Gazprom, Gazprom and its subsidiaries taken as a whole (the "Group"), the Loans and the Notes that is material in the context of the issue and offering of the Notes; (ii) the statements contained in this Offering Circular relating to Gazprom and the Group are in every material particular true and accurate and not misleading; (iii) the opinions, expectations and intentions expressed in this Offering Circular with regard to Gazprom and the Group are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions; (iv) there are no other facts in relation to Gazprom, the Group, the Loans or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Offering Circular misleading in any material respect; and (v) all reasonable enquires have been made by Gazprom to ascertain such facts and to verify the accuracy of all such information and statements. Gazprom accepts responsibility accordingly. The Issuer accepts responsibility for all information with respect to itself.

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer, Gazprom, the Dealers or the Arrangers to subscribe for or purchase, any Notes.

The distribution of this Offering Circular and the offer or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer, Gazprom, any of the Dealers and the Arrangers to inform themselves about and to observe any such restrictions. Further information with regard to restrictions on offers and sales of the Notes and the distribution of this Offering Circular is set out under "Subscription and Sale."

No person is authorized to provide any information or make any representation not contained in this Offering Circular and any information or representation not contained in this Offering Circular and any information or representation so contained must not be relied upon as having been authorized by or on behalf of the Issuer, Gazprom, the Trustee, any of the Dealers or the Arrangers. The delivery of this Offering Circular at any time does not imply that the information contained in it is correct as at any time subsequent to its date.

None of the Issuer, Gazprom, the Dealers or the Arrangers or any of the respective representatives is making any representation to any offeree or purchaser of the Notes offered hereby, regarding the legality of an investment by such offeree or purchaser under appropriate legal investment or similar laws. Each investor should consult with their own advisors as to the legal, tax, business, financial and related aspects of purchase of the Notes.

In connection with any Series of Notes, the Dealer (if any) disclosed as a stabilizing agent (the "Stabilizing Agent") in the relevant Pricing Supplement (or any person acting for the Stabilizing Agent) may over-allot or effect transactions with a view to supporting the market price of Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilizing Agent (or any agent of the Stabilizing Agent) to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilizing shall be in compliance with all applicable laws, regulations and rules.

NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS MADE BY THE DEALERS OR THE ARRANGERS AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION SET FORTH IN THIS DOCUMENT, AND NOTHING CONTAINED IN THIS DOCUMENT IS, OR SHALL BE RELIED UPON AS, A PROMISE OR REPRESENTATION, WHETHER AS TO THE PAST OR THE FUTURE.

EACH PERSON CONTEMPLATING MAKING AN INVESTMENT IN ANY NOTES ISSUED UNDER THIS PROGRAMME FROM TIME TO TIME MUST MAKE ITS OWN INVESTIGATION AND ANALYSIS OF THE CREDITWORTHINESS OF GAZPROM AND THE ISSUER AND ITS OWN DETERMINATION OF THE SUITABILITY OF ANY SUCH INVESTMENT, WITH PARTICULAR REFERENCE TO ITS OWN INVESTMENT OBJECTIVES AND EXPERIENCE, AND ANY OTHER FACTORS WHICH MAY BE RELEVANT TO IT IN CONNECTION WITH SUCH INVESTMENT.

THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER U.S. REGULATORY AUTHORITY NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OF NOTES OR THE ACCURACY OR THE ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT, OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

ENFORCEABILITY OF JUDGMENTS

We, Gazprom, are an open joint stock company incorporated under the laws of the Russian Federation and most of our assets are currently located outside the United States and the United Kingdom. In addition, all of our directors and executive officers are residents of countries other than the United States and the United Kingdom. As a result, it may not be possible for you to:

- effect service of process within the United States and the United Kingdom upon any of our directors or executive officers named in this Offering Circular; or
- enforce, in the U.S. or English courts, judgments obtained outside United States or English courts against us or any of our directors and executive officers, named in this Offering Circular in any action.

In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United Kingdom, liabilities predicated upon English laws.

Judgments rendered by a court in any jurisdiction outside the Russian Federation will be recognised by courts in Russia only if an international treaty providing for the recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered. No such treaty exists between the United States and the Russian Federation or the United Kingdom and the Russian Federation for the reciprocal enforcement of foreign court judgments.

Each Loan Agreement will be governed by English law and will provide the option for disputes, controversies and causes of action brought by any party thereto against us to be settled by arbitration in accordance with the Rules of the London Court of International Arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards. However, it may be difficult to enforce arbitral awards in the Russian Federation due to:

- the inexperience of the Russian courts in international commercial transactions;
- official and unofficial political resistance to the enforcement of awards against Russian companies in favour of foreign investors; and
- the inability of Russian courts to enforce such awards.

DOCUMENTS INCORPORATED BY REFERENCE

This Offering Circular should be read and construed in conjunction with each relevant Pricing Supplement, any other amendment or supplement to this Offering Circular prepared from time to time in accordance with the undertakings by the Issuer and Gazprom in the Dealer Agreement described below, and the most recently published audited annual accounts and any interim accounts (whether audited or unaudited) published subsequently to such annual accounts, of Gazprom and the Issuer, which shall be deemed to be incorporated in, and to form part of, this Offering Circular and which shall be deemed to modify or supersede the contents of this Offering Circular to the extent that a statement contained in any such document is inconsistent with such contents. All documents incorporated by reference will be available free of charge from the offices of the Trustee and the Paying Agent in Luxembourg during normal business hours.

Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for the purposes of this Offering Circular to the extent that a statement contained in any subsequent document which is also incorporated herein by reference or that is a supplement hereto, modifies or supersedes such a statement (whether expressly, by implication or otherwise). Any statement so superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

SUPPLEMENTAL OFFERING CIRCULAR

Gazprom will, in connection with the listing of the Notes on the Luxembourg Stock Exchange, so long as any Note remains outstanding and listed on such exchange, in the event of any material change in the condition of the Issuer or Gazprom which is not reflected in this Offering Circular, prepare a supplement to this Offering Circular or publish a new Offering Circular for use in connection with any subsequent issue of the Notes to be listed on the Luxembourg Stock Exchange.

The Issuer and Gazprom may agree with any Dealer that a Series of Notes may be issued in a form not contemplated by the Conditions herein, in which event a supplemental Offering Circular, if appropriate, will be published which will describe the effect of the agreement reached in relation to such Notes.

TABLE OF CONTENTS

In this document, the terms "Company," "we," "us" and "our" refer to Open Joint Stock Company Gazprom (also known as OAO Gazprom) and its subsidiaries, unless the context otherwise requires.

We measure our gas condensate and crude oil in metric tons. This document contains conversions of certain volumes from tons into barrels solely for the convenience of the reader. The conversion of volumes from metric tons to barrels varies at each of our fields due to different geological conditions. In this document, however, we use a conversion rate for all conversions of tons to barrels of one ton = 7.33 barrels. This document also contains conversions of cubic meters of natural gas and barrels of gas condensate and crude oil into barrels of oil equivalent solely for the convenience of the reader. In this document, we use a conversion rate for all conversions of one thousand cubic meters of natural gas = 5.8858 barrels of oil equivalent, one barrel of gas condensate = one barrel of oil equivalent and one barrel of crude oil = one barrel of oil equivalent.

Information contained under the heading "Overview of the Russian Gas Industry and its Regulation" includes extracts from information and data publicly released by official and other sources, and we accept responsibility for accurately reproducing such information and data but accept no further responsibility in respect of such information and data.

In this document, references to "roubles" and "RR" are to the lawful currency for the time being of the Russian Federation, references to "U.S. dollars," "dollars," "U.S.$" and "$" are to the lawful currency for the

time being of the United States of America, references to "euro" and "€" are to the currency introduced at the start of the third stage of European economic and monetary union, and references to "pounds," "sterling" or "£" are to the lawful currency for the time being of the United Kingdom. This document contains conversions of certain amounts into dollars at specified rates solely for the convenience of the reader. The U.S. dollar amounts have been translated from the RR amounts at the rate of RR31.78 = U.S.$1.00, which is the rate published by the Central Bank of Russia on December 31, 2002. With effect from January 1, 1998, the rouble was redenominated, with one new rouble being set equal to one thousand old roubles. All references herein to amounts in "roubles" are references to new roubles, and any rouble amounts relating to the period prior to January 1, 1998 have been restated in new roubles. No representation is made that the rouble or dollar amounts referred to herein could have been or could be converted into roubles or dollars, as the case may be, at these rates, at any particular rate or at all.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are not historical facts and are "forward-looking." This document contains certain forward-looking statements in various sections, including, without limitation, under the headings "Summary," "Risk Factors," and "Business." We may from time to time make written or oral forward-looking statements in reports to shareholders and in other communications. Examples of such forward-looking statements include, but are not limited to:

- statements of our plans, objectives or goals, including those related to products or services;
- statements of future economic performance; and
- statements of assumptions underlying such statements.

Forward-looking statements that may be made by us from time to time (but that are not included in this document) may also include projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios.

Words such as "believes," "anticipates," "expects," "estimates," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should be aware that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

- inflation, interest rate and exchange rate fluctuations;
- the price of natural gas;
- the effects of, and changes in, the policy of the government of the Russian Federation (the "Government");
- the effects of competition in the geographic and business areas in which we conduct operations;
- the effects of changes in laws, regulations, taxation or accounting standards or practices;
- our ability to increase market share for our products and control expenses;
- acquisitions or divestitures;
- technological changes;
- the effects of international political events on our business; and
- our success at managing the risks of the aforementioned factors.

This list of important factors is not exhaustive. When relying on forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environment in which we operate. Such forward-looking statements speak only as of the date on which they are made, and are not subject to any continuing obligations under the listing rules of the Luxembourg Stock Exchange. Accordingly, we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. We do not make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

SUMMARY

Overview

We are the world's largest natural gas company, and the world's largest publicly-traded hydrocarbons company, in terms of reserves, production and transportation. We supply substantially all of the natural gas consumed in Russia, approximately 50% of the natural gas consumed in the six FSU countries to which we export our natural gas—Belarus, Estonia, Latvia, Lithuania, Moldova and Ukraine—and approximately 26% of the natural gas consumed in Europe. For the year ended December 31, 2002, our sales net of excise tax, value added tax, customs duties and sales tax were RR644,687 million (U.S.$20.29 billion) and our operating profit was RR147,974 million (U.S.$4.66 billion). As of December 31, 2002, we had total assets of RR2,480,699 million (U.S.$78.06 billion) and total shareholders' equity of RR1,711,872 million (U.S.$53.87 billion).

Reserves. We estimate our reserves using the Russian reserves system, which differs significantly from SPE International Standards, in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves. As of December 31, 2002, we had Russian reserves system combined ABC1 reserves (including that portion of reserves attributable to us through shareholdings in our subsidiaries, entities in which we hold less than 50% and joint ventures) of 28.2 tcm of natural gas, 1,283.4 million tons (9.4 bbls) of gas condensate and 562.3 million tons (4.1 bbls) of crude oil, for a total of 179,483.0 mmboe. Most of our natural gas reserves are located in western Siberia and are tightly geographically concentrated. As of December 31, 2002, our three largest fields, Urengoiskoye, Yamburgskoye and Zapolyarnoye, all located in the Yamal-Nenets Region in western Siberia, accounted for 13.3 tcm of combined ABC1 natural gas reserves, or 47.2% of our total combined ABC1 natural gas reserves. The majority of our reserves outside of western Siberia are located in the Barents Sea and southern Russia.

Since 1997, DeGolyer and MacNaughton, an independent U.S. petroleum engineering consulting firm, has been evaluating our reserves according to SPE International Standards. As of December 31, 2002, DeGolyer and MacNaughton had evaluated 20 fields with proved reserves of 16.3 tcm of natural gas, 282.0 million tons (2,067.1 mmbls) of gas condensate and 7.7 million tons (56.2 mmbls) of crude oil and probable reserves of 1.5 tcm of natural gas, 77.9 million tons (571.3 mmbls) of gas condensate and 98.8 million tons (724.1 mmbls) of crude oil. We believe that the 20 fields evaluated by DeGolyer and MacNaughton are likely to contain most of our reserves that would be deemed proved or probable upon a full evaluation of our upstream properties.

Exploration and Production. As of June 30, 2003, we held 24 licenses for exploration and assessment (without development rights) with terms of up to five years, 16 combined hydrocarbon exploration, assessment and production licenses with initial terms of 25 years and with remaining terms of between 18 and 23 years and 75 production licenses with initial terms of 20 to 25 years and with remaining terms of between 10 and 20 years. In the year ended December 31, 2002, we produced 521.9 bcm of natural gas, 9.9 million tons (72.6 mmbls) of gas condensate and 706,400 tons (5.2 mmbls) of crude oil, for a total of 3,149.6 mmboe, as compared with 512.0 bcm of natural gas, 9.5 million tons (69.6 mmbls) of gas condensate and 704,400 tons (5.2 mmbls) of crude oil, for a total of 3,088.1 mmboe in the year ended December 31, 2001. Our production of natural gas in 2002 represented the first annual increase in our production since 1999. Our natural gas production represented approximately 87.7% of total natural gas production in Russia in 2002, as compared with 88.1% in 2001. Four of our production subsidiaries, Urengoigazprom, Yamburggazdobycha, Noyabrskgazdobycha and Nadymgazprom, together produced 91.8% of our natural gas in 2002, as compared with 92.5% in 2001. The Zapolyarnoye field, which came on stream in the third quarter of 2001, produced approximately 36.8 bcm of natural gas in 2002, or approximately 7% of our total natural gas production. In the three months ended March 31, 2003, we produced 143.1 bcm of natural gas, 2.6 million tons (19.0 mmbls) of gas condensate and 196,100 tons (1.4 mmbls) of crude oil, for a total of 862.7 mmboe, as compared with 140.4 bcm of natural gas, 2.4 million tons (17.8 mmbls) of gas condensate and 181,800 tons (1.3 mmbls) of crude oil, for a total of 845.5 mmboe, in the three months ended March 31, 2002.

Transportation. We own and operate Russia's Unified Gas Supply System (the "UGSS"), which gathers, processes, transports, stores and delivers substantially all the natural gas sold in Russia. The UGSS comprises the world's largest high-pressure trunk pipeline system, with a total length of over 149,900 km (not including connecting pipelines), 256 compressor stations and 24 underground natural gas storage facilities. We control and manage the transportation of gas in the UGSS network from our central dispatch management center, located in

Moscow. We transported 637.1 bcm and 630.6 bcm through the UGSS in 2002 and 2001, respectively, and 193.4 bcm and 179.4 bcm of natural gas in the three months ended March 31, 2003 and 2002, respectively. Although we use most of the UGSS capacity for the transportation of the natural gas we produce or purchase, we also provide gas transportation services to third parties. Third-party use accounted for 12.7% and 12.9% of the total volume of natural gas supplied through the UGSS in 2002 and 2001, respectively.

As discussed more fully below, beginning in the late 1990s, we began acquiring interests in regional gas distribution companies. These regional gas distribution companies own and operate medium- and low-pressure pipelines that transport gas to end consumers.

Processing and Refining. Our refining operations are carried out by our wholly-owned refining facilities and our majority-owned subsidiary Sibur. For a discussion of Sibur, see "Business—Refining." Our refining facilities process natural gas for pipeline transportation, stabilize gas condensate and refine natural gas, gas condensate and crude oil into refined products. The processing, stabilizing and refining of natural gas, gas condensate and crude oil is carried out by six integrated refineries that remove hazardous and corrosive substances from natural gas and gas condensate and produce a broad range of products. The refineries also stabilize and refine gas condensate and crude oil as a single crude oil and condensate mixture. Our refineries produce products derived from natural gas such as dry marketable natural gas, de-ethanized natural gas, liquefied natural gas, ethane, helium, sulfur and odorant. Stabilized and refined products derived from gas condensate and crude oil include stable gas condensate, gas condensate distillate, diesel fuel, furnace fuel oil and automobile gasoline. In 2002 our wholly-owned refining facilities processed and refined 33.8 bcm of our natural gas and 9.5 million tons (69.6 mmbls) of our gas condensate and crude oil, for a total volume of 268.5 mmboe, compared to 34.6 bcm of our natural gas and 10.1 million tons (74.0 mmbls) of our gas condensate and crude oil, for a total volume of 277.7 mmboe in 2001. We also provide gas condensate refining services for third parties.

Exports. We export our natural gas to Europe through our wholly-owned trading subsidiary, Gazexport. Our exports to Europe also accounted for approximately 27.4% and 27.2% of the volume of natural gas we sold in 2002 and 2001, respectively. Net sales of natural gas to Europe accounted for 63.3% and 69.4% of our net gas sales in 2002 and 2001, respectively. According to the statistical survey CEDIGAZ—"Natural Gas in the World—2002," July 2003, we supplied 20% of the natural gas consumed in western Europe and 61% of the natural gas consumed in central and eastern Europe in 2002. Most of our exports are transported by pipeline through Ukraine and through the Yamal-Europe pipeline, part of which came on stream in 1999.

Domestic sales. We sell our products domestically through our wholly-owned subsidiary OOO Mezhregiongaz ("Mezhregiongaz") and its 50 regional marketing companies, 43 of which we controlled as of June 30, 2003, to large industrial consumers, to regional gas distribution companies and to household consumers. Historically, Mezhregiongaz sold natural gas to third-party regional gas distribution companies and to large industrial consumers. Beginning in the late 1990s, we began acquiring interests through debt for equity swaps in regional gas distribution companies that had failed to pay for the gas we sold them. As of June 30, 2003, we had controlling interests in 113, and non-controlling interests in an additional 52, of the approximately 320 regional gas distribution companies in Russia. When we acquire controlling interests in the regional gas distribution companies, we are able to capture the transportation and regional energy sales tariffs that are payable to them in respect of the transportation services they provide.

We are testing a strategy to streamline our domestic marketing operations by removing Mezhregiongaz from our marketing chain and reassigning it primary responsibility for coordinating the collection of unpaid debts and developing our electronic trading market for gas. We believe that removing Mezhregiongaz from the marketing chain may result in cost and tax savings and increase the efficiency of our marketing.

New senior management. Our annual general meeting of shareholders in June 2001 began a process that has led to the replacement of substantially all of the senior management team that ran our business since the early 1990s. Our new senior management team devoted its attention first to familiarizing itself with our extensive operations and to reacquiring certain assets disposed of in prior years. Our senior management is now engaged in the implementation of our strategy, including initiatives relating to the disposition of non-core assets, cost

reductions, debt reduction, priorities for the development of gas fields and infrastructure, and our relationship with the Government. See "Business—Strategy" and "Certain Factors Affecting our Financial Condition and Results of Operations—Liquidity and Capital Resources."

Relationship with the Government. The Russian Federation currently directly owns 38.37% of our shares, and representatives of the state hold six of the 11 seats on our Board of Directors. Moreover, our subsidiaries hold approximately 16.26% of our shares (as of June 30, 2003), which they are entitled to vote as owners. In addition, we are a "natural monopoly" under the Russian Federal Law "On Natural Monopolies" No. 147-FZ dated August 17, 1995. As a result, the Government regulates and sets the prices we charge for gas supplied to the domestic market, the tariffs we charge for the transportation of third parties' gas through the UGSS and other matters affecting our business. For example, we are required to have our budget, capital expenditure program and borrowing program approved by the Government. Through its share ownership, representation on our Board of Directors and role as our regulator, the Government has a strong influence over our operations. At the same time, we play a significant role in Russia's financial system and economy. According to our analyses, we accounted for approximately 15% of federal budget revenues, approximately 20% of foreign exchange earnings and approximately 8% of GDP of the Russian Federation in 2002. See "Risk Factors—Risks Relating to our Business—The Government has exercised, and can be expected to continue to exercise, a strong influence over our operations."

History and Privatization

Prior to 1991, the Russian gas industry was regulated by the Council of Ministers of the gas industry. State-owned concern "Gazprom," which was formed in 1991, was the successor to the Council of Ministers of the gas industry. This state-owned concern formed the basis for our transformation into a joint stock company in accordance with Presidential Decree No. 1333 of November 5, 1992 "On the Transformation of the State Gas Concern Gazprom into Russian Joint Stock Company Gazprom" ("Decree No. 1333") and Resolution of the Council of Ministers of the Government of the Russian Federation No. 138 of February 17, 1993 "On the Establishment of Russian Joint Stock Concern Gazprom" ("Order No. 138"). Decree No. 1333 made us responsible for ensuring the efficient operation and development of the UGSS. Decree No. 1333 and the Presidential Decree of the Russian Federation No. 2116 of December 6, 1993 made us responsible for natural gas exports through Gazexport, our wholly-owned foreign trade subsidiary.

Decree No. 1333 charged us with the following principal tasks:

- ensuring a reliable supply of natural gas to customers in Russia and to foreign customers, and supplying gas abroad under inter-governmental and inter-state agreements;
- conducting a coordinated technical and investment policy for maintaining and further developing the UGSS;
- controlling the operation of the UGSS;
- financing and constructing natural gas pipelines and high pressure outlets to service areas of Russia where natural gas was previously unavailable; and
- providing access for any independent producer of natural gas to the UGSS in proportion to the amount of natural gas produced by such independent producer in Russia, subject to Government regulation of the natural gas price mechanism.

Our functions as owner of the UGSS and providing access to the UGSS are now regulated in accordance with the Federal Law No. 69 FZ dated March 31, 1999 "On Gas Supply in the Russian Federation" (the "Gas Supply Law").

The Council of Ministers of the Russian Federation approved our original Charter in Order No. 138, and we were registered as an open joint stock company on February 25, 1993. In 1993 and 1994 the Government issued us with licenses pursuant to the Subsoil Resources Law of 1992, granting us rights to exploit hydrocarbon reserves.

The Gas Supply Law states that at least 35% of the UGSS owner's shares (i.e., Gazprom) must be retained in federal ownership for an indefinite period of time and may only be disposed of pursuant to federal law. These shares, together with the 0.87% of our shares not placed during the privatization program in 1993 and 1994 and the 2.5% of our shares not sold in the second quarter of 1999, comprise the 38.37% of our shares currently directly held by the state.

Strategy

Our main strategic objective is to maintain and strengthen our position as a leading gas company, both domestically and globally, by continuing to adapt to a rapidly changing business environment. To achieve this objective, we plan to:

- meet our production targets, including achieving and maintaining our natural gas production target of not less than 530 bcm through 2010, increasing to 580 to 590 bcm by 2020 and 610 to 630 bcm by 2030;
- ensure the effective, reliable and balanced supply of gas to Russian customers; and
- fulfill our long-term export contracts and inter-governmental agreements on gas supply.

In implementing these plans, we intend to apply the following principles:

- managing our business effectively, with a view to enhancing the profitability of our assets and reducing our costs;
- respecting our shareholders' rights, including those of our major shareholder—the Russian Federation—as well as those of our minority shareholders;
- improving our corporate governance and the transparency of our business activities; and
- inculcating in our managers a sense of personal responsibility for the success of our business.

To implement these objectives, plans and principles, we have developed a number of strategic priorities, including:

Developing cost-effective sources of supply from our existing reserves base to replace declines in our largest old fields. Based on (i) our current export contract portfolio; (ii) anticipated future demand and prices domestically; and (iii) our reserves base, we believe that achieving and maintaining annual natural gas production of 530 bcm through 2010, increasing to 580 to 590 bcm by 2020 and 610 to 630 bcm by 2030 is strategically optimal. In light of expected continuing declines from three of our largest old west Siberian fields (Urengoiskoye, Yamburgskoye and Medvezhye), we intend to continue to invest in developing new production. Production from Zapolyarnoye field began in 2001 and reached approximately 36.8 bcm in 2002. We plan to invest RR29.1 billion in 2004 and 2005 in developing the Zapolyarnoye field to full capacity. We intend to complete the development of Zapolyarnoye by 2006, after which its production should reach 100 bcm per year. We also intend to invest in new production from our other western and eastern Siberian, Far Eastern and southern Russian deposits and also in off-shore fields, including Obsk-Tazobskaya. See "Business—Reserves and Production—Development Activities." To develop and maintain this production as efficiently as possible, we intend to work closely with international energy service companies and local institutes, both of which are essential to ensuring the best use of the latest technologies.

Purchasing gas from Central Asia. To help maintain our natural gas sales while production from our mature fields declines, we have signed long-term agreements to purchase natural gas from Turkmenistan and Uzbekistan. Purchases from GTK Turkmenneftegaz, the state oil and gas company of Turkmenistan, are expected to be 5-6 bcm in 2004, rise to 6-7 bcm in 2005, 10 bcm in 2006, 60-70 bcm in 2007, and reach 70-80 bcm annually from 2009 to 2028. Purchases from AK Uztransgaz, the state gas company of Uzbekistan, are expected to be 3.2 bcm this year, rise to 7 bcm in 2004 and reach 10 bcm annually from 2005 to 2012.

Further developing transportation infrastructure to meet growing demand for gas and increase our flexibility in delivering gas to export and domestic markets. To meet domestic gas supply requirements and our contractual export obligations, we are developing new pipeline construction projects, such as Yamal-Europe (Torzhok-Poland), Russia-Turkey (Blue Stream), Zapolyarnoye-Urengoi, northern areas of the Tyumen region-Torzhok, and Pochinky-Izobilnoye-North Stavropolskoye Underground Gas Storage. We expect demand for gas in our core export market (Europe) to grow, and our export obligations to those markets to grow as well. We have recently completed and launched the first stage of the Blue Stream pipeline from Russia to Turkey under the Black Sea, with planned capacity of 16 bcm per year. We have also announced plans to develop a north European pipeline, from northwest Russia (under the Baltic Sea) to the German shore, with capacity of 20 bcm per year. The anticipated cost of the north European pipeline is U.S.$5.7 billion. Market research and planning for this project is currently underway. We are also proceeding with the Yamal-Europe project. The purpose of the project is to meet our contractual obligations to supply natural gas to Europe and to diversify export routes. Connecting the Yamal-Europe pipeline to the existing natural gas transportation network in Germany will allow for the full integration of this pipeline into the European gas network. In July 2003, our Board of Directors approved our participation in a consortium that plans to build the West-East pipeline across China. In addition, we are currently analyzing opportunities in Asian and other markets and the potential attractiveness of investments in gas production and transportation infrastructure, including liquified natural gas ("LNG") to meet anticipated demand growth and market opportunities in China, Japan, the United States and elsewhere.

Enhancing our refining capabilities. Our long-term refining strategy is to enhance our competitive position in Russia, the FSU and Europe, in particular through our subsidiary Sibur, one of Russia's leading petrochemical companies. We plan to modernize our gas processing and refining facilities at Sibur and elsewhere in order to increase our production of refined products overall (and our refining throughput) as well as the depth of our refining, allowing us to produce higher margin products.

Enhancing profitability by taking advantage of the profitable and growing European export markets and by increasing cash generation from domestic and FSU sales. In the year ended December 31, 2002, net sales of natural gas to Europe represented 27.4% of our total gas sales volumes and 63.3% of our net gas sales. We expect to increase our export sales volumes under our export contracts. This should allow us to enhance profitability. In addition, we intend to continue our current efforts to (i) improve the profitability of our domestic sales by lobbying the Government for price increases; (ii) improve payment discipline; and (iii) sell gas on the planned open domestic exchanges at prices above regulated prices.

Continuing to develop strategic partnerships, both internationally and in Russia. We have entered into various strategic partnerships, both domestically and abroad, and are continually seeking new opportunities to maximize the value of our assets through these relationships. We have established a joint venture, WINGAS GmbH ("WINGAS"), with BASF AG ("BASF"), that owns several pipelines in Germany and allows us to access that market further downstream than by delivering gas at the border only. We have also entered into strategic partnership agreements with Royal Dutch/Shell Group and with LUKOIL. LUKOIL produces natural gas at fields in western Siberia that are located close to our major natural gas fields. The agreement provides, *inter alia*, for cooperation in oil and gas projects in Russia and other countries from 2002 to 2005. Under this strategic partnership agreement, in March 2003 we concluded an agreement with LUKOIL according to which LUKOIL will sell us gas it has processed at its Nakhodkinskii gas field starting from the fourth quarter of 2005. In June 2003, we concluded an agreement with LUKOIL on the development of hydrocarbon structures in the Caspian Sea. We have also entered into cooperation agreements with Rosneft, including agreements for the development of the Shtokmanovskoye and Prirazlomnoye fields. We anticipate entering into strategic agreements with other domestic producers in the future.

Building our research and development capabilities further to ensure low-cost development, production and transportation of our gas to increasingly competitive markets. We invest in research and development in a number of scientific and technical areas. In general, our research and development focuses on expanding our mineral resource base, developing hydrocarbon deposits in new regions (for example, the Ob-Taz Estuary, Arctic offshore fields and the Yamal Peninsula), maintaining the reliability of the UGSS, ensuring production in fields that are being developed, optimizing financial, investment and pricing policies and increasing ecological and industrial safety. We are focusing on several specific projects, including researching how to extract natural gas cost-effectively from the Yamal Peninsula fields and increasing the efficiency of gas transportation via our pipelines. We are also focusing on developing and implementing new technologies by which to deliver our gas, including LNG.

Improving corporate governance by introducing best-practice management techniques and increased levels of transparency. At our 2002 general meeting of shareholders, we approved a new corporate governance charter outlining procedures for the protection of shareholders' rights. In addition, our Board of Directors adopted resolutions on September 27, 2002 whereby all transactions, whether with interested parties or not, involving (i) our shares, or interests or participations that we or our subsidiaries hold in other companies; (ii) loans or other borrowings having a value of greater than 0.3% of our unconsolidated net balance sheet assets determined under Russian accounting principles; and (iii) purchases or disposals of assets having a value greater than 0.3% of our unconsolidated net balance sheet assets determined under Russian accounting principles require prior approval by our Board of Directors. Our new management team, now consisting of an expanded and almost entirely new Management Committee, has also recently launched several initiatives to measure more accurately and improve our operating and financial performance, including programs related to optimizing domestic sales (including increasing cash collection), increasing internal controls over budget planning and execution, cost cutting and deployment of investment capital and debt management. Finally, we intend to continue our efforts with respect to increasing transparency through ongoing publication of interim and year-end IFRS accounts, improved levels of disclosure for public market financings and improved relations with our shareholders.

Summary Reserves Information

We estimate our reserves of natural gas, gas condensate and crude oil using the "Russian reserves system," which differs significantly from SPE International Standards, in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves. See "Business—Reserves and Production—Reserves."

The estimation of reserves of natural gas, gas condensate and crude oil can be broken down into two components: (i) geological reserves, or the quantities of natural gas, gas condensate and crude oil contained in the subsoil and (ii) extractable reserves, or the portion of geological reserves whose extraction from the subsoil as of the date the reserves are calculated is economically efficient given market conditions and rational use of modern extraction equipment and technologies and taking into account compliance with the requirements of subsoil and environmental protection.

The Russian reserves system is based solely on an analysis of geological reserves. Explored reserves are represented by categories A, B, and C1; preliminary estimated reserves are represented by category C2; potential resources are represented by category C3; and forecasted resources are represented by the categories D1 and D2. We have included in this Offering Circular only information about our explored reserves, or reserves in categories A, B and C1.

While the Russian reserves system focuses on the actual physical presence of hydrocarbons in geological formations, and reserves are estimated based on the probability of such physical presence, SPE International Standards take into account not only the probability that hydrocarbons are physically present in a given geological formation but also the economic viability of recovering the reserves (including such factors as exploration and drilling costs, ongoing production costs, transportation costs, taxes, prevailing prices for the products, and other factors that influence the economic viability of a given deposit).

Under SPE International Standards, reserves are classified as "proved," "probable" and "possible," based on both geological and commercial factors. We have included in this Offering Circular information about our proved and probable reserves as of December 31, 2002, based on the evaluation by DeGolyer and MacNaughton of 20 of our fields.

The following table provides certain summary information about our combined ABC1 natural gas reserves as of December 31, 2002, 2001 and 2000. All reserves amounts are given in proportion to our actual shareholding in non-wholly-owned subsidiaries, equity basis companies and joint ventures.

	At December 31,		
	2002	2001	2000
Western Siberia (Urals federal district)			
Natural Gas (bcm)	22,992	22,983	23,576
Condensate (mmbls)	5,629	5,646	5,505
Crude oil (mmbls)	3,379	3,474	3,529
Combined (mmboe)	144,244	144,393	147,798
Northern European Russia (Northwestern federal district)			
Natural Gas (bcm)	1,479	1,496	1,613
Condensate (mmbls)	282	332	332
Crude oil (mmbls)	233	235	344
Combined (mmboe)	9,220	9,372	10,170
Southern Russia (Southern federal district)			
Natural Gas (bcm)	2,639	2,654	2,671
Condensate (mmbls)	2,944	2,972	2,999
Crude oil (mmbls)	23	5	1
Combined (mmboe)	18,499	18,598	18,721
Volga Region (Privolzhski federal district)			
Natural Gas (bcm)	913	929	956
Condensate (mmbls)	437	439	444
Crude oil (mmbls)	424	431	431
Combined (mmboe)	6,235	6,338	6,502
Eastern Siberia (Siberian federal district)			
Natural Gas (bcm)	136	85	74
Condensate (mmbls)	114	71	55
Crude oil (mmbls)	63	39	39
Combined (mmboe)	977	610	530
Total(1)			
Natural Gas (bcm)	28,159	28,147	28,890
Condensate (mmbls)	9,407	9,460	9,335
Crude oil (mmbls)	4,122	4,184	4,345
Combined (mmboe)	179,483	179,312	183,721

Note:
(1) Totals may not add due to rounding.

Since 1997, DeGolyer and MacNaughton, an independent U.S. petroleum engineering consulting firm, has been evaluating our reserves according to SPE International Standards. As of December 31, 2002, DeGolyer and MacNaughton had evaluated 20 fields with proved reserves of 16.3 tcm of natural gas, 282.0 million tons (2,067.1 mmbls) of gas condensate and 7.7 million tons (56.4 mmbls) of crude oil and probable reserves of 1.5 tcm of natural gas, 77.9 million tons (571.0 mmbls) of gas condensate and 98.8 million tons (724.2 mmbls) of crude oil. We believe that the 20 fields evaluated by DeGolyer and MacNaughton are likely to contain most of our reserves that would be deemed proved or probable upon a full evaluation of our upstream properties.

Summary Production Information

The following table presents summary production information for the periods indicated. Our production activities are more fully described in "Business—Reserves and Production."

	For the three months ended March 31,		For the year ended December 31,		
	2003	2002	2002	2001	2000
West Siberia[1] (Urals federal district)					
Natural Gas (bcm)	132.7[2]	130.9	482.8[2]	473.5	484.0
Gas Condensate (mmbls)	9.6	9.3	37.3	36.4	36.9
Crude oil (mmbls)	0.9	0.9	3.7	3.7	3.8
Combined (mmboe)	791.5	780.7	2,882.7	2,827.1	2,889.4
Northern European Russia (Northwestern federal district)					
Natural Gas (bcm)	0.7	0.7	2.9	3.2	3.3
Gas Condensate (mmbls)	0.6	0.7	2.7	2.8	2.7
Combined (mmboe)	4.7	4.8	19.8	21.6	22.2
Southern Russia (Southern federal district)					
Natural Gas (bcm)	3.4	3.2	12.9	12.5	11.7
Gas Condensate (mmbls)	7.6	7.2	28.8	27.6	25.7
Crude oil (mmbls)	0.2	trace	trace	trace	trace
Combined (mmboe)	27.7	26.0	104.8	101.2	94.6
Volga Region (Privolzhski federal district)					
Natural Gas (bcm)	5.3	5.6	21.5	22.8	24.1
Gas Condensate (mmbls)	0.6	0.7	2.3	2.6	2.8
Crude oil (mmbls)	0.4	0.4	1.4	1.4	1.5
Combined (mmboe)	32.1	34.0	130.3	138.2	146.1
Eastern Siberia (Siberian federal district)[3]					
Natural Gas (bcm)	1.0	—	1.8	—	—
Gas Condensate (mmbls)	0.7	—	1.3	—	—
Crude oil (mmbls)	trace	—	trace	—	—
Combined (mmboe)	6.6	—	12.0	—	—
Total[4]					
Natural Gas (bcm)	143.1	140.4	521.9	512.0	523.2
Gas Condensate (mmbls)	19.0	17.8	72.6	69.4	68.1
Crude oil (mmbls)	1.4	1.3	5.2	5.2	5.3
Combined (mmboe)	862.7	845.5	3,149.6	3,088.1	3,152.8

Notes:

(1) Includes 90% of the production at the West Tarkosalinsk field. We do not hold a production license for this field, but we have entered into an agreement with Purneftegazgeologia, the holder of the production license, pursuant to which we receive 90% of the production from the field in exchange for developing it.

(2) Includes our 51% share in natural gas produced at the Gubkinskoye field subsequent to the consolidation of Purgaz into our consolidated financial statements in April 2002. See "Certain Factors Affecting our Financial Condition and Results of Operations—Certain Acquisitions and Dispositions."

(3) Constitutes 100% of the output of Vostokgazprom. We are entitled to 100% of the production of Vostokgazprom, though we hold only an 83.8% interest. Vostokgazprom commenced production in the second quarter of 2002.

(4) Totals may not add due to rounding.

Summary Sales and Operating Information

The following table summarizes certain sales and operating information for the periods indicated. You should read this information together with our annual audited consolidated financial statements prepared in accordance with IFRS and included elsewhere in this Offering Circular and the information under "Certain Factors Affecting our Financial Condition and Results of Operations." Our sales and operations are more fully described in "Business."

As noted above under "Summary Consolidated Financial Information," our consolidated financial information includes a restatement for changes in the general purchasing power of the RR in accordance with IAS 29. As discussed more fully there and in "Certain Factors Affecting Our Financial Condition and Results of Operations," this has had a significant impact on the financial information we report.

All RR amounts in the following table are expressed in constant RR as of December 31, 2002 purchasing power. The U.S. dollar amounts were not included in our consolidated financial information and are provided for convenience only. They should not be construed as representations that the RR amounts have been or could be converted into U.S. dollars at that or any other rate or as being representative of U.S. dollar amounts that would have resulted if we reported in U.S. dollars. The U.S. dollar amounts have been translated from the RR amounts at the rate of RR31.78 = U.S.$1.00, which is the rate published by the Central Bank of Russia on December 31, 2002.

	For the year ended December 31,					
	2002		2001		2000	
	U.S.$	RR	U.S.$	RR	U.S.$	RR
	(amounts in millions, except volumes)					
Gas (bcm)	469.2	469.2	467.4	467.4	478.9	478.9
Domestic sales[1]	5,023	159,642	4,191	133,187	3,712	117,975
Export sales[1]	15,563	494,591	18,152	576,868	19,663	624,893
FSU[1]	1,935	61,506	1,769	56,221	2,518	80,014
Europe[1]	13,628	433,085	16,383	520,647	17,145	544,879

Note:
(1) Gross sales (including excise tax and net of VAT and customs duties).

The following table sets forth our average realized prices per mcm of natural gas (including excise tax, net of VAT) for the periods indicated in nominal terms (actual prices realized at the time) and as stated in constant RR of December 31, 2002 purchasing power. Our sales to Europe and the FSU (other than to Belarus) are denominated in convertible currencies, mainly in U.S. dollars.

	For the year ended December 31,					
	2002		2001		2000	
	nominal	constant RR	nominal	constant RR	nominal	constant RR
Europe	U.S.$102.5	3,369.0	U.S.$122.6	4,100.0	U.S.$98.4	4,223.9
FSU	U.S.$ 45.4	1,444.2	U.S.$ 41.5	1,417.5	U.S.$45.4	1,891.6
Russia	RR 505.0	535.7	RR 357.9	442.8	RR 254.7	383.4

SUMMARY OF THE PROGRAMME

The following summary contains basic information about the Notes and Loans and should be read in conjunction with, and is qualified in its entirety by, the information set forth under "Terms and Conditions of the Notes" and "Facility Agreement" appearing elsewhere in this Offering Circular.

Summary of Loans under the Programme

Each transaction will be structured as a Loan to Gazprom by the Issuer. The Issuer will issue Notes to Noteholders for the sole purpose of funding such Loan. Each Series will be constituted by a supplemental trust deed which is supplemental to a principal trust deed (together, the "Trust Deed"), each entered into between the Issuer and Deutsche Bank Trust Company Americas (the "Trustee"). Pursuant to the Trust Deed the Issuer will (i) charge by way of first fixed charge as security certain of its rights and interests under such Loan (other than certain Reserved Rights, as defined in the Trust Deed) to the Trustee for the benefit of the Noteholders of the corresponding Series of Notes and (ii) assign its administrative rights under the relevant Loan Agreement to the Trustee as security (together, the "Security Interests") for its payment obligations in respect of such Series of Notes. As a consequence of the assignment of the administrative rights under the Loan Agreement the Trustee shall assume the administrative rights of the Issuer as set out in the relevant provisions of the Trust Deed. If and when the first fixed charge of certain of the Issuer's rights and interests under any Loan is enforced, the Trustee will assume the rights of the Issuer under such Loan as set out in the relevant provisions of the Trust Deed, and the Trustee will assume certain rights and obligations towards the Noteholders, as more fully set out in the Trust Deed. Each issue of Notes will be made on a limited recourse basis and the Issuer will not have any obligations to the Noteholders save for to account to the Noteholders for amounts equivalent to the amounts of payments of principal and interest under any Loan if and to the extent received by it from Gazprom.


Principal and Interest on the Notes
Principal and Interest on the Loan
Noteholders
The Issuer
Gazprom
Proceeds of the Notes
Proceeds of the Loan

Notes to be issued under the Programme

Issuer	Gaz Capital S.A. (the "Issuer").
Gazprom (as Borrower)	Open Joint Stock Company Gazprom (the "Borrower," "Gazprom" or the "Company") with its registered office and business headquarters at 16 Nametkina Street, 117884 Moscow, Russia.
Description	Programme for the Issuance of Loan Participation Notes pursuant to which the Issuer may issue loan participation notes (the "Notes").
Programme Size	Up to U.S.$5,000,000,000 (or its equivalent in other currencies at the date of issue) aggregate principal amount of Notes outstanding at any one time. Gazprom may increase the amount of the Programme in accordance with the Dealer Agreement (as defined herein). For the purpose of calculating the aggregate principal amount of Notes outstanding, Notes issued at a premium shall be treated as having been issued at the amount of their net proceeds received by the Issuer.
Arrangers	Deutsche Bank AG London and UBS Limited.
Dealers	Deutsche Bank AG London, UBS Limited, ABN AMRO Bank N.V., Bayerische Hypo- und Vereinsbank AG, Commerzbank Aktiengesellschaft, Credit Suisse First Boston (Europe) Limited, J.P. Morgan Securities Ltd., Merrill Lynch International, Morgan Stanley & Co. International Limited, Renaissance Securities (Cyprus) Limited and Joint Stock Commercial Bank Rosbank. Pursuant to the terms of the Dealer Agreement, the Issuer, on Gazprom's instructions, may from time to time terminate the appointment of any dealer under the Programme or appoint additional dealers either in respect of one or more Series of Notes or in respect of the whole Programme. References in this Offering Circular to "Permanent Dealers" are to the persons listed above as Dealers and to such additional persons that are appointed as dealers in respect of the whole program (and whose appointment has not been terminated) and to "Dealers" are to all Permanent Dealers and all persons appointed as dealers in respect of one or more Series of Notes.
Trustee	Deutsche Bank Trust Company Americas.
Principal Paying Agent	Deutsche Bank AG London, unless it is specified in the relevant Pricing Supplement relating to a Series of Notes that another principal paying agent is appointed in respect of that Series. References in this Offering Circular to "Principal Paying Agent" are to Deutsche Bank AG London or such other alternative principal paying agent, as the case may be.
Registrar	Deutsche Bank Luxembourg S.A., or, in relation to Notes sold pursuant to Rule 144A, Deutsche Bank Trust Company Americas, unless it is specified in the relevant Pricing Supplement relating to a Series of Notes that an alternative registrar is appointed in respect of that Series. References in this Offering Circular to "Registrar" are to Deutsche Bank Luxembourg S.A., Deutsche Bank Trust Company Americas or such alternative Registrar, as the case may be.

Paying Agents	Deutsche Bank AG London and Deutsche Bank Luxembourg S.A., or, in relation to Notes sold pursuant to Rule 144A, Deutsche Bank Trust Company Americas, unless it is specified in the relevant Pricing Supplement relating to a Series of Notes that another paying agent is appointed in respect of that Series. References in this Offering Circular to "Paying Agents" are to Deutsche Bank AG London, Deutsche Bank Luxembourg S.A., Deutsche Bank Trust Company Americas or such alternative paying agent, as the case may be.
Transfer Agents	Deutsche Bank AG London and Deutsche Bank Luxembourg S.A., or, in relation to Notes sold pursuant to Rule 144A, Deutsche Bank Trust Company Americas, unless it is specified in the relevant Pricing Supplement relating to a Series of Notes that another transfer agent is appointed in respect of that Series. References in this Offering Circular to "Transfer Agents" are to Deutsche Bank AG London, Deutsche Bank Luxembourg S.A., Deutsche Bank Trust Company Americas or such alternative transfer agent, as the case may be.
Method of Issue	The Notes will be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a "Series") having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. The specific terms of each Series will be set out in a pricing supplement to this Offering Circular (each a "Pricing Supplement") which shall supplement the Terms and Conditions of the Notes.
Issue Price of Notes	Notes may be issued at their principal amount or at a discount or premium to their principal amount.
Status	Each Series of Notes will constitute the obligation of the Issuer to apply the proceeds from the issue of the Notes solely for financing the corresponding Loan and to account to the Noteholders for amounts equivalent to sums of principal, interest and additional amounts (if any) actually received by or for the account of the Issuer pursuant to such Loan, all as more fully described in "Terms and Conditions of the Notes—Status."
Security	Each Series of Notes will be secured by a first fixed charge on: • all of the Issuer's rights to principal, interest and other amounts paid and payable under the relevant Loan Agreement and its right to receive all sums paid and payable under any claim, award or judgment relating to such Loan Agreement (in each case, other than its right to Reserved Rights and to any amounts in respect of Reserved Rights); and • all the rights, title and interest in and to all sums of money held from time to time in an account specified in the relevant Pricing Supplement, together with the debt represented thereby (including interest from time to time earned thereon and other than its right to Reserved Rights and to any amounts in respect of Reserved Rights) pursuant to the Trust Deed.
Assignment of Administrative Rights	The Issuer will assign its administrative rights under the relevant Loan Agreement (save for those rights charged or excluded above) to the Trustee upon the closing of the offering of the corresponding Series of Notes.

Form	The Notes will be issued in registered form. Each Series of Notes will be represented by a global unrestricted Note (each a "Regulation S Global Note") and, in the case of Notes sold pursuant to Rule 144A, a global restricted Note (each a "Rule 144A Global Note" and together with any Regulation S Global Notes, the "Global Notes"), in each case without interest coupons. Global Notes will be exchangeable for Notes in definitive form in the limited circumstances specified in the Global Notes.
Clearing Systems	DTC (in the case of Notes sold pursuant to Rule 144A), Clearstream, Luxembourg and Euroclear and, in relation to any Series, such other clearing system as may be agreed between the Issuer, the Borrower, the Paying Agent, the Trustee and the relevant Dealer. Application may be made for trading of Rule 144A Notes in PORTAL, as specified in the applicable Pricing Supplement.
Initial Delivery of Notes	On or before the issue date for each Series, the Regulation S Global Note shall be deposited with Deutsche Bank AG London as a common depositary for Euroclear and Clearstream, Luxembourg and the Rule 144A Global Notes, if any, will be deposited with Deutsche Bank Trust Company Americas as custodian for DTC, as the case may be. Global Notes may also be deposited with any other clearing system or may be delivered outside any clearing system provided that the method of such delivery has been agreed in advance by the Issuer, the Borrower, the Paying Agent, the Trustee and the relevant Dealer(s). Notes that are to be credited to one or more clearing systems on issue will be registered in the name of nominees or a common nominee for such clearing systems.
Currencies	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in any currency agreed between the Issuer, the Borrower and the relevant Dealers. Issues of Notes denominated in Swiss francs or carrying a Swiss franc related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8 November 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Corporation on Stock Exchanges and Securities Trading of 2 December 1996. Under the said regulations, the relevant Dealer or, in the case of a syndicated issue the lead manager (the "Swiss Dealer"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland or a securities dealer duly licensed by the Swiss Federal Banking Commission as per the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995). The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the relevant issue date for such a transaction.
Maturities	Subject to compliance with all relevant laws, regulations and directives, any maturity as may be agreed between the Issuer, Gazprom and the relevant Dealers.

Denomination	Notes will be in such denominations as may be specified in the relevant Pricing Supplement, save that unless otherwise permitted by then current laws and regulations, Notes which have a maturity of less than one year and in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom or whose issue otherwise constitutes a contravention of section 19 of the Financial Services and Markets Act 2000 will have a minimum denomination of £100,000 (or its equivalent in other currencies). Notes resold pursuant to Rule 144A shall be in denominations of U.S.$100,000 (or its equivalent rounded upwards as agreed between the Issuer, Gazprom and the relevant Dealer(s)) or higher integral multiples of U.S.$1,000. Where notes of any Series are intended for distribution in the Republic of Italy, the minimum denomination of any such Series should be €100,000 or equivalent and integral multiples of €1,000 thereafter, unless otherwise agreed with the Bank of Italy.
Rate of Interest	The Notes may be issued on a fixed rate or floating rate basis.
Fixed Rate Notes	Fixed interest will be payable in arrear on the date or dates in each year specified in the relevant Pricing Supplement.
Floating Rate Notes	Floating Rate Notes will bear interest determined separately for each Series and corresponding Loan as follows: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc.; or (ii) by reference to LIBOR, LIBID, LIMEAN or EURIBOR (or such other benchmark as may be specified in the relevant Pricing Supplement) as adjusted for any applicable margin.
Interest Periods and Interest Rates	The length of the interest periods for the Notes and the applicable interest rate may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Pricing Supplement.
Redemption	The relevant Pricing Supplement will specify the basis for calculating the redemption amounts payable. Unless permitted by then current laws and regulations, Notes which have a maturity of less than one year and in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom or whose issue otherwise constitutes a contravention of section 19 of the Financial Services and Markets Act 2000 must have a minimum redemption amount of £100,000 (or its equivalent in other currencies).
Issuer's Restrictions and Covenants	So long as any Note remains outstanding, the Issuer will not, without the consent of the Trustee, *inter alia*, incur any other indebtedness for borrowed moneys, or enter into other transactions or engage in any business (other than transactions contemplated by this Offering Circular), declare any dividends or have any subsidiaries. See "Terms and Conditions of the Notes—4. Restrictive Covenants."
Optional Redemption by the Issuer in Limited Circumstances	In limited circumstances as more fully described in the relevant Loan Agreement, the Notes may be redeemed at the option of the Issuer in whole, but not in part, on any Interest Payment Date in the case of

	Floating Rate Notes or, at any time, in the case of Fixed Rate Notes upon giving notice to the Trustee, at the principal amount thereof, together with accrued and unpaid interest and additional amounts, if any, to the date of redemption in the event that it becomes unlawful for the Issuer to fund the Loan or allow the Loan to remain outstanding under the Loan Agreement or allow the Notes to remain outstanding. In such a case, the Issuer would require the Loan to be repaid in full.
Mandatory Redemption	The Issuer is required to redeem the Notes in whole, but not in part, at 100% of their aggregate principal amount plus accrued and unpaid interest and all additional amounts, if any, if we elect to repay any Loan in the event we are required to pay additional amounts on account of Russian or Luxembourg withholding taxes or in the event that we are required to pay additional amounts on account of certain costs incurred by the Issuer pursuant to the relevant Loan Agreement.
Relevant Events	In the case of certain events in relation to the Issuer (as defined in the "Terms and Conditions of the Notes"), the Trustee may, subject as provided in the Trust Deed, enforce the security created in the Trust Deed in favour of the Noteholders.
Withholding Tax	All payments of principal and interest in respect of each Series of Notes will be made in full without set-off or counterclaim and free and clear of and without deduction for or on account of all taxes, which are or will be imposed, assessed, charged, levied, collected, demanded, withheld or claimed by the Russian Federation or Luxembourg, or any taxing authority thereof or therein, other than as required by law. If any such taxes are payable, the sum payable by the Borrower to the Issuer will be required (subject to certain exceptions) to be increased to the extent necessary to ensure that the Noteholders receive the net sum which they would have received free from any liability in respect of any such deduction or withholding had no such deduction or withholding been made or required to be made. The sole obligation of the Issuer in this respect will be to pay to the Noteholders sums equivalent to the sum received from the Borrower.
Further Issues	The Issuer may from time to time issue further Notes of any Series on the same terms as existing Notes and such further Notes shall be consolidated and form a single Series with such existing Notes of the same Series.
Listing	Application will be made, where specified in the relevant Pricing Supplement, for a Series of Notes to be listed on the Luxembourg Stock Exchange or such other stock exchange as shall be specified in the relevant Pricing Supplement or the Series of Notes will remain unlisted.
Rating	Series of Notes issued under the Programme may be rated or unrated. Where a Series of Notes is rated, such rating will not necessarily be the same as the rating assigned to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.
Governing Law	The Notes will be governed by English law. For the avoidance of doubt, the provisions of articles 86 to 94-8 of the Luxembourg law of 10 August 1915, as amended, on commercial companies are excluded.

Selling Restrictions	United Kingdom, United States, Luxembourg, Russian Federation, Italy and any other jurisdiction relevant to any Series. See "Subscription and Sale."

The Loan corresponding to each Series of Notes

Issuer (as Lender)	Gaz Capital S.A.
Borrower	Gazprom.
Security and Ranking	None of the Loans will be secured by any collateral. Each Loan will effectively rank below all of our secured debt and the debt and other liabilities of our subsidiaries.
Interest Basis Dates	Interest will be payable on a fixed or floating rate basis as specified in the relevant Loan Supplement.
Optional Redemption	Each Loan may be prepaid at our option in whole, but not in part, on any Interest Payment Date in the case of Floating Rate Loans or, at any time, in the case of Fixed Rate Loans, at the principal amount thereof, together with accrued and unpaid interest and additional amounts, if any, to the date of repayment, for tax reasons or by reason of certain increased costs.
Mandatory Repayments	In the event that it becomes unlawful for the Issuer to fund any Loan or allow such Loan to remain outstanding under the Loan Agreement or allow the corresponding Series of Notes to remain outstanding, we may be required by the Issuer to repay such Loan in full.
Certain Restrictions and Covenants ..	The Issuer will have the benefit of certain covenants made by Gazprom, including a negative pledge and restrictions on mergers and disposals, all as fully described in the relevant Loan Agreement.
Events of Default	In the case of an Event of Default (as defined in the relevant Loan Agreement), the Trustee may, subject as provided in the Trust Deed, require the Issuer to declare all amounts payable under the relevant Loan Agreement by Gazprom to be due and payable.
Use of Proceeds of the Notes and the Loans	The Issuer will lend the net proceeds of the offering of each Series of Notes to Gazprom. We intend to use the net proceeds from such offering for general corporate purposes.
Withholding Tax	All payments of principal and interest under each Loan will be made in full without set-off or counterclaim and free and clear of and without deduction for or on account of all taxes which are or will be imposed, assessed, charged, levied, collected, demanded, withheld or claimed by Luxembourg or the Russian Federation, other than as required by law. If any such taxes, duties, fees or other charges are payable, the sum payable by the Borrower will be required (subject to certain conditions) to be increased to the extent necessary to ensure that the Noteholders receive the net sum which they would have received free from any liability in respect of any such deduction or withholding had no such deduction or withholding been made or required to be made. The sole obligation of the Issuer in this respect will be to pay to the Noteholders sums equivalent to the sums received by it from the Borrower.

RISK FACTORS

Prospective investors should consider carefully the risks set forth below and the other information contained in this Offering Circular prior to making any decision to invest. Each of the risks highlighted below could have a material adverse effect on our business, operations and financial condition which, in turn, could have a material adverse effect on our ability to service our payment obligations under any Loan and thus on debt service on the corresponding Series of Notes. In addition, the trading price of the Notes could decline due to any of these risks, and you could lose some or all of your investment.

You should note that the risks described below are not the only risks we face. We have described only the risks we consider to be material. However, there may be additional risks that we currently consider not to be material or of which we are not currently aware, and any of these risks could have the effects set forth above.

Risks Relating to Our Business

The prices of the natural gas we sell in Europe under long-term contracts are linked to international prices for oil products, and so a decline in international prices for oil products could adversely affect us.

We sell a substantial portion of our natural gas in Europe, which is our primary source of foreign currency revenues and cash flows. For more than 30 years, we and our predecessors have sold natural gas to purchasers in western Europe, generally pursuant to long-term contracts with prices linked to international prices for oil products. Changes in the prices we realize on natural gas under our long-term contracts with European customers typically lag about six to nine months behind changes in oil product prices. Such prices have fluctuated widely in response to changes in many factors, over which we have no control. These factors include:

- economic and political developments in oil producing regions, particularly in the Middle East;
- global and regional supply and demand, and expectations regarding future supply and demand, for oil products;
- the ability of members of the Organization of Petroleum Exporting Countries, or OPEC, and other crude oil producing nations to agree upon and maintain specified global production levels and prices;
- other actions taken by major crude oil producing or consuming countries;
- prices and availability of alternative fuels;
- global economic and political conditions;
- prices and availability of new technologies; and
- weather conditions.

Should international oil product prices deteriorate, the natural gas prices we realize under our long-term contracts with European customers would decline as well, resulting in a reduction in our export revenues. A decline in our European natural gas export revenues would adversely affect our business, results of operations, cash flows and financial condition, and our ability to finance planned capital expenditures.

In addition, the European Commission has recently expressed a desire to see a move from long-term contracts in favor of short-term contracts. Such an alteration of the basis on which we conduct our business could further increase our exposure to currency and gas and oil price fluctuations as well as potentially limit our ability to support long-term investment plans. We have held discussions with the EU in this regard and it has recognized the importance of long-term contracts to the continued development of the oil and gas industry. There can be no assurance that the EU will continue to support the use of long-term contracts, however, or that the outcome of further discussions will be to our benefit.

During the next ten years, export contracts accounting for almost one-third of the volume of natural gas we currently export to Europe will expire. More than half of these volumes are under contracts that will expire in 2012. Most of the contracts that are expiring contain clauses that provide for automatic renewal unless one party objects. Although we believe that these contracts will be renewed, no assurance can be given that we will be able to do so on favorable pricing and other terms or at all.

We are required to supply natural gas to customers in Russia at prices that are regulated by the Government and that are lower than international natural gas prices.

We are, and are likely to remain for the foreseeable future, a regulated monopoly. In Russia, natural gas prices are subject to control by governmental authorities and are significantly lower than the prices we charge to western European off-takers even after netting back export and customs duties and transportation costs. Moreover, domestic natural gas prices for households are currently less than natural gas prices for industrial and commercial end users, and the wholesale prices we are able to charge for gas delivered to households reflect this discount.

The Government has stated that, over time, natural gas prices for all customers in Russia will gradually be increased. Moreover, we believe that Government regulation of natural gas prices for domestic end-users will be abandoned in the long run in favor of free market prices; we believe that in the long run state regulation is likely to be maintained for natural gas transportation tariffs only.

No assurance can be given, however, that natural gas prices in Russia will increase, that consumers will be willing or able to pay increased natural gas prices or that the regulation of natural gas prices will be relaxed. If the Government decides to keep natural gas prices at artificially low levels, thereby effectively forcing us to continue to subsidize the rest of the Russian economy, there is a risk that we will not generate sufficient revenues to proceed with investments in the development of certain natural gas fields (for instance the Yamal Peninsula reserves) or to continue to develop export pipelines, or that we will be able to take these steps only through outside financing beyond currently anticipated requirements. If we are unable to develop these fields or export pipelines, or if we are able to do so only on the basis of additional outside financing, our future results of operations, cash flows and financial condition could be adversely affected.

In accordance with the Gas Supply Law, consumers are obliged to pay for natural gas supplies and transportation services. If consumers fail to make such payments, suppliers have the right to limit or suspend natural gas supplies to such consumers in accordance with specific procedures provided for by a number of Government resolutions. The Government of the Russian Federation has, however, issued a number of resolutions (e.g., Government Resolution No. 1 dated January 5, 1998 and Government Resolution No. 364 dated May 29, 2002) regulating the restriction or suspension of supplies to certain customers. These consumers include, *inter alia*, medical institutions, military units, nuclear plants, communication organizations and certain vital utilities.

Delayed, non-collectable and non-cash payments by our customers in Russia and the FSU could adversely affect us.

Our cash flows are adversely affected by the limited ability, or the inability, of our customers in Russia and FSU countries to pay for our natural gas. There can be no assurance that amounts owed to us by our customers in Russia and the FSU will be paid in full or, if paid in full, that payment will be in cash. As is the case with many Russian companies, we have had to accept various forms of non-cash settlement, including negotiable promissory notes, bonds, equity interests in natural gas companies and goods and services as payment for supplies to customers in Russia and the FSU. Recently, cash payments have increased as a proportion of our sales proceeds, and almost all non-cash settlements are now in the form of promissory notes. For example, the percentage of non-cash settlements related to domestic sales decreased from approximately 65% in 1999 to approximately 21% in 2002. See "Certain Factors Affecting our Financial Condition and Results of Operation—Certain Factors Affecting our Results of Operations—Non-cash settlements." Non-cash settlement of transactions has had in the past, and may continue to have in the future, an adverse effect on our ability to fund operational or capital expenditures required to be made in cash and to make tax and other mandatory payments when due.

We bear a substantial tax burden.

We are subject to a broad range of taxes imposed at federal, regional and local levels and we are one of the largest sources of tax revenue to the federal authorities, as well as to the regional and local authorities in those regions and localities in which we operate. The combination of political pressure on the federal, regional and local authorities to address social and economic issues (and in particular the non-payment of salaries and pensions) and the difficulties associated with collecting taxes from companies and enterprises in financial difficulties, all increase the risk that the Government, as well as regional and local governments, will seek to mitigate these problems by increasing our already substantial tax burden.

The Government has exercised, and can be expected to continue to exercise, a strong influence over our operations.

The Russian Federation owns 38.37% of our shares, and representatives of the state hold six of the 11 seats on our Board of Directors. Moreover, our subsidiaries held approximately 16.26% of our shares (as of June 30, 2003), which they are entitled to vote as owners. In addition, we are a "natural monopoly" under the Natural Monopoly Law. As a result, the Government regulates the prices we charge for gas in the domestic market, the tariffs we charge for the transportation of third parties' gas through the UGSS and other matters affecting our business. For example, we are required to have our budget, capital expenditure program and borrowing program approved by the Government. Through its share ownership, representation on our Board of Directors and role as our regulator, the Government has a strong influence over our operations. The Government has previously required Russian companies, including us, to take actions—such as the undertaking of projects and the supply of goods and services to customers—that may not be in the best interests of such companies or their shareholders. For example, the Government sets the prices for domestic gas delivered by us at a low level and requires us to supply natural gas to certain customers notwithstanding their inability to pay for the natural gas supplied.

State authorities may reorganize our business to increase competition in the gas sector.

The possibility that we may be reorganized into several smaller and less powerful production and transportation companies has been and continues to be the subject of much domestic and international press speculation. There have at times been public statements by certain Russian politicians and Government officials calling for our natural gas operations to be divided into a number of companies, or for particular functions to be re-allocated to other entities. Although the adoption of the Gas Supply Law mitigates the risk of reorganization and both we and the Government have made clarifying statements about any potential future restructuring, we are not fully protected against the risks of a state-led reorganization.

Our new senior management may not be successful in implementing our strategy.

Our June 2001 annual general meeting of shareholders began a process that has led to the replacement of the senior management team that had run our business since the early 1990s. Our new senior management team devoted its attention first to familiarizing itself with our extensive operations and to intensifying our efforts to reacquire certain assets disposed of in prior years. See "Certain Factors Affecting our Financial Condition and Results of Operations—Certain Acquisitions and Dispositions." Our senior management is now engaged in the implementation of our strategy, and no assurance can be given that it will be successful. See "Business—Strategy."

Our licenses may be suspended, amended or terminated prior to the end of their terms, and we may not be able to obtain or maintain various permits and authorizations.

The licensing regime in Russia for the exploration, development and production of natural gas, gas condensates and crude oil is governed primarily by the Subsoil Resources Law and numerous regulations issued thereunder. We currently conduct our operations under multiple exploration and production licenses, substantially all of which are held by our subsidiaries and related entities. Our production licenses for our major producing fields extend through the period between 2012 and 2019. Most of our licenses also provide that they may be terminated if we fail to comply with license requirements, do not make timely payments of levies and taxes for the use of the subsoil, systematically fail to provide information, go bankrupt or fail to fulfill any capital expenditure and/or production obligations.

Although we believe we are currently in material compliance with the requirements of our licenses, we may not be able to remain in compliance with some or all of these requirements in the future. If we fail to fulfill the specific terms of any of our licenses or if we operate in the license areas in a manner that violates Russian law, Government regulators may impose fines on us or suspend or terminate our licenses. Any suspension, amendment or termination of our licenses could have an adverse effect on our operations, financial position or the value of our assets.

In addition, we are required to obtain and maintain permits or approvals to develop our fields and retain our licenses. If we fail to obtain or maintain these permits and authorizations, we may be required to delay our investment program, or our licenses could be terminated, and this may reduce our cash flows and adversely affect our business.

We must increase our capital expenditures in order to satisfy the anticipated demand of our customers.

Over the next several years, we must improve our natural gas, gas condensate and oil production capabilities to meet the anticipated demand of customers in western Europe, Russia and certain FSU countries and offset declines in our main producing fields. Our principal planned developments include modernizing our pipeline system, further developing the Zapolyarnoye field and developing our fields in the Yamal Peninsula. These developments will require significant capital expenditures over the next several years. We expect to fund such capital expenditure through internal sources and external financing. There can be no assurance, however, that we will be able to generate and raise sufficient funds to meet such capital requirements in the future or to do so at a reasonable cost. Lack of sufficient funds in the future may require us to delay or abandon some or all of our anticipated projects.

Exploratory drilling involves numerous risks, including the risk that we will encounter no commercially productive natural gas reserves.

We are exploring in various geographical regions, including western Siberia and the Barents Sea, which are characterized by their remoteness from population centers, challenging environmental conditions and high costs. The cost of drilling, completing and operating wells is often uncertain. As a result, we may incur cost overruns or may be required to curtail, delay or cancel drilling operations because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. Our overall drilling activity or drilling activity in particular project areas may be unsuccessful in that we may not find commercially productive reservoirs.

If we fail to develop our undeveloped fields, our production levels will decline materially.

We expect the volume of natural gas produced in three of our leading fields, Yamburgskoye, Medvezhye and Urengoiskoye, to decline significantly over the next eight years as we deplete the natural gas deposits in these fields. Our future production of natural gas is highly dependant on developing the natural gas reserves in our other large fields. If we are unsuccessful we may not meet our long-term production targets, which could adversely affect our ability to meet our contractual export commitments and domestic supply obligations.

We encounter competition from alternative fuels and other natural gas producers and suppliers in Europe.

We face varying degrees of competition in each of our major markets in Europe from providers of alternative fuels, such as oil and coal. No assurance can be given that we will be able to compete effectively with such providers of alternative fuels.

We also encounter competition in Europe from other natural gas suppliers (especially from The Netherlands, Norway and Algeria), which could affect the prices and volumes of our sales to Europe. If an oversupply of natural gas occurs, natural gas purchasers may be able to negotiate lower prices on supply contracts with producers such as ourselves. Although we believe that current prices in the European markets are sustainable over the medium term, especially in light of the forecast growth in European natural gas demand, continued economic slowdown in Europe or the emergence of new large suppliers of natural gas could result in an oversupply, and downward pressure on natural gas prices.

In addition, during the next ten years, export contracts accounting for almost one-third of the volume of natural gas we currently export to Europe will expire. More than half of these volumes are under contracts that will expire in 2012. Most of the contracts that are expiring contain clauses that provide for automatic renewal unless one party objects. Although we believe that these contracts will be renewed, no assurance can be given that we will be able to do so on favorable pricing and other terms or at all.

We received a request for information from the European Commission with respect to the so-called destination clause in our contract with an Italian off-taker, under which the Italian off-taker is prevented from re-exporting gas that it purchases from us. Similar clauses are included in our contracts with many other European off-takers. A successful challenge of such clauses by the European Commission would have meant that such off-takers could be free to sell natural gas supplied by us to other off-takers outside of the relevant market, leading to increased competition and the possibility of lower prices. The European Commission's original

position was that the inclusion of destination clauses violated EU legislation. During the course of consultations with us, the European Commission modified its position and recognized the need to find alternatives to destination clauses that are economically viable for suppliers of natural gas. We found such a solution with ENI and are negotiating alternatives with several other off-takers. We will no longer include such clauses in new contracts. However, there can be no assurance that our discussions with the European Commission will lead to a beneficial result or that the current position of the European Commission will not change.

In addition, the western European gas market is undergoing significant change as a result of the EU Gas Directive (the "Gas Directive"), which came into force on August 10, 1998. The purpose of the Gas Directive is to deregulate and liberalize the EU gas market by introducing greater competition into the market and reducing gas prices for the end-user. The Gas Directive seeks to accomplish these objectives by opening transmission and distribution infrastructure to third parties and establishing fair tariffs for third-party use of natural gas transportation infrastructure and greater transparency of transportation and distribution costs by unbundling of the accounts for gas transportation, distribution and storage.

The Gas Directive may also promote the emergence of a short-term price or "spot" market for natural gas. Because of the time it takes to transport our natural gas from our western Siberian natural gas fields to western European markets, it would be difficult for us to engage in spot transactions involving physical settlement. The emergence of a spot market may also make it more difficult for us to negotiate long-term supply contracts under which we currently export a majority of our natural gas and may decrease the period between pricing revisions under new long-term contracts, which are currently set at three years for most contracts.

Despite this liberalization of the natural gas market, however, the price of natural gas in western Europe has remained steady and prices for different regions have not converged significantly. Nonetheless, the Gas Directive will increase competition in European gas markets as a greater number of suppliers gain access to the natural gas infrastructure, which may adversely affect our long-term supply contracts with European customers.

Russia has signed the Energy Charter Treaty, an international treaty for establishing and improving the legal framework for corporate international co-operation in energy matters, but the State Duma has not yet ratified the Treaty. See "Overview of the Russian Gas Industry and its Regulation." We believe that ratification of the Energy Charter Treaty would result in greater access to the energy markets in Russia for foreign investment as well as the further access by third parties to our pipelines, including for the transportation of natural gas from Central Asia to European markets. Accordingly, although we believe that we could benefit from increased third-party access and influence the manner in which access was distributed, the ratification of the Energy Charter Treaty could also lead to substantially increased competition and affect our long-term supply contracts with European customers.

We face certain operational risks which may result in losses and additional expenditures.

A large number of our gas production facilities are located in western Siberia, where remoteness and the harsh climate complicate and increase the cost of production and affect our ability to transport our natural gas economically.

Our gas exploration, production and transportation operations may be adversely affected by many factors, including the breakdown or failure of equipment or processes, performance below our expected levels of output or efficiency, labor disputes, natural disasters, weather conditions and terrorist attacks or sabotage to our extensive pipeline network. We have only limited insurance in relation to our assets and operations and, therefore, the financial effect of any such factors would generally have to be satisfied out of our cash flow. For example, we do not carry insurance for environmental damage arising from accidents on our property, for business interruption or against terrorist attacks. See "Business—Support Activities—Insurance."

We own and operate Russia's Unified Gas Supply System, which is responsible for the gathering, processing, transportation, storage and delivery of substantially all natural gas supplies in Russia (except for supplies to the Norilsk, Yakutsk and Sakhalin regions). This extensive network of pipelines and compressor installations has been largely developed over the past 30 years. Most of the pipeline is over 10 years old with some parts of the pipeline over 30 years old. A significant part of the pipeline is protected by chemical processes of limited duration and effectiveness. In addition, large segments of the network are located in regions with harsh

climates, where construction, maintenance and refurbishment are difficult and costly. Considerable sums of money are required each year to maintain the Unified Gas Supply System. Although there have been no significant delays or curtailments of the supply of natural gas to our customers recently, no assurance can be given that such delays or curtailments will not occur in the future due to the stress and corrosion of pipelines, defective construction of compressor stations, problems associated with the harsh climate or the insufficient maintenance or refurbishment of the network.

We are dependent on the links between our pipeline network and other pipeline networks that we do not control for the export of natural gas. Although it is our strategy to diversify our export routes, we are currently dependent on pipelines in Ukraine to deliver a large proportion of the natural gas we sell to customers in western Europe. We are also dependent on the Ukrainian pipeline system for a significant amount of our storage capacity. At the same time, Ukraine is dependent on us to meet its domestic requirements for natural gas. Although this interdependence is taken into account in negotiations over a number of matters, including the terms of payment for natural gas supplied by us and transit fees, and we have recently entered into an agreement with the Ukrainian government for the creation of a consortium to operate the Ukrainian pipeline system, we currently have no control over the Ukrainian pipeline system and cannot prevent any material disruption in the flow of our natural gas through Ukraine. In the past, some of our gas has been diverted as it passed through Ukraine. We can only monitor the flow of natural gas into and out of Ukraine and therefore may not be able to detect losses when and where they occur.

We plan to expand our export capacity and to diversify our export routes through additional capital investments in the Yamal-Europe Project and through other export-oriented projects, such as the Transbalkan Project and the north European pipeline project under the Baltic Sea. It is possible, however, that these plans will be affected by, among other things, difficulties related to localized planning and construction processes and our ability to obtain external financing on acceptable terms. No assurance can be given that we will be able to meet our construction targets. If we do not, we could experience difficulties in meeting our contractual obligations to supply gas under certain of our long-term contracts.

We depend on regular access to the domestic rouble bank loan and rouble debt markets to meet a significant portion of our financing requirements.

Our financing strategy involves the refinancing of a portion of our short-term rouble-denominated indebtedness with long-term borrowings in convertible currencies, such as the U.S. dollar and the euro. However, we fund a portion of our debt financing requirements with short-term, rouble-denominated debt, and are thus dependent on access to short-term rouble financing. This includes access to both the domestic rouble-denominated bank loan market as well as to the growing domestic market for short- to medium-term, rouble-denominated bonds. Our ability to continue to access the rouble debt markets in amounts sufficient to meet our financing needs could be adversely affected by a number of factors, including economic conditions in Russia, the health of the Russian banking and financial system in general and the extent of the exposure of individual Russian banks and other investors in the rouble debt market to Gazprom risk. If we are unable to continue to access the short-term rouble bank loan and debt markets as required, our financial condition and results of operations could be materially and adversely affected.

As an energy company we face significant environmental risks.

Our operations, which are often potentially hazardous, are subject to the risk of liability arising from environmental damage or pollution and the cost of any associated remedial work in relation thereto. We have an established environmental policy and monitor our operations in an effort to meet applicable environmental standards. We have made provisions in our financial statements prepared in accordance with IFRS for such environmental liabilities where it was probable that an obligation exists and the amount could be reasonably estimated. Such provisions have been made in accordance with what we believe is a reasonable and prudent policy that takes into account payments made in prior years, among other factors. However, in Russia in particular, federal, regional and local authorities may enforce existing laws and regulations more strictly than they have done in the past and may impose stricter environmental standards, or higher levels of fines and penalties for violations, than those now in effect. Accordingly, we are unable to estimate the future financial impact of our environmental obligations.

The Russian reserves system differs significantly from SPE International Standards and the standards applied by the United States Securities and Exchange Commission.

Most of the information relating to natural gas, gas condensate and oil reserves contained in this Offering Circular has been prepared on the basis of the Russian reserves system, which differs significantly from SPE International Standards and the standards applied by the United States Securities and Exchange Commission, in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves.

As of December 31, 2002, DeGolyer and MacNaughton had evaluated according to SPE International Standards our reserves of natural gas, gas condensate and crude oil at our 20 principal fields. We believe that the 20 fields evaluated by DeGolyer and MacNaughton are likely to contain most of our reserves that would be deemed proved or probable upon a full audit of our upstream properties. See "Business—Reserves and Production—Reserves."

Violations of existing international or U.S. sanctions could subject us to penalties that could have an adverse effect on us.

International and U.S. sanctions have been imposed on companies engaging in certain types of transactions with specified countries or companies in those countries.

Since 1997, we have been involved, in partnership with Total and Petronas, in a project to develop the second and third phases of the South Pars field, located in the Iranian segment of the Persian Gulf. In May 1998, the U.S. Department of State issued a determination that the investment made by our partners and us in Iran's South Pars gas and condensate field constituted activity covered by the Iran and Libya Sanctions Act ("Sanctions Act"), and, at the same time, communicated its decision to waive sanctions under Section 9(c) of the Sanctions Act with respect to such investment. The waiver applies to activities in the South Pars field only, and not to any other activities we may conduct in Iran. See "Business—Reserves and Production—Projects and Alliances in Reserves and Production."

In November 2002 we concluded a strategic partnership agreement with LUKOIL that, among other things, provides for cooperation with respect to potential oil and gas projects in a number of countries, including Iran. We have not yet undertaken any projects under this agreement in countries subject to international or U.S. sanctions.

If we violate existing international or U.S. sanctions, penalties could include a prohibition or limitation on our ability to obtain goods and services on the international market or to access the U.S. or international capital markets. We are not currently involved in any transactions in Iran or other countries that could result in sanctions against us or for which we have not received a waiver of such sanctions.

Risks Relating to the Russian Federation

We are a Russian company and substantially all of our fixed assets are located in, and a significant portion of our revenues are derived from, Russia. There are certain risks associated with an investment in Russia.

Governmental instability could adversely affect the value of investments in Russia, including the Notes.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a pluralist democracy with a market-oriented economy. The course of reform has in some respects been uneven, and the composition of the Russian Government—in particular, the prime minister and the other heads of federal ministries—has at times been highly unstable. Six different prime ministers, for example, headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned and Vladimir Putin, prime minister at the time, became the acting president and was subsequently elected president on March 26, 2000. While President Putin has maintained governmental stability and policies generally oriented towards the continuation of economic reforms, no assurance can be given that such conditions will continue over time. State Duma elections are to be held at the end of 2003, and presidential elections in 2004. The value of investments in Russia, including the Notes, could be reduced and our prospects could be harmed if governmental instability recurs or if reform policies are reversed.

Conflict between federal and regional authorities and other domestic political conflicts could create an uncertain operating environment that would hinder our long-term planning ability and could adversely affect the value of investments in Russia.

The Russian Federation consists of 89 sub-federal political units, some of which exercise considerable autonomy over their internal affairs pursuant to agreements with the federal authorities. In practice, the division of authority between federal and regional governmental authorities remains uncertain and contested. This uncertainty could hinder the operation and the expansion of our business.

For example, to achieve consistency in the regulation of natural gas supplies throughout Russia, the federal authorities have assumed responsibility for the development and implementation of state policy with respect to the supply of natural gas and the industrial and environmental safety of such supplies in Russia. However, regional and local authorities have a significant degree of autonomy in exercising their rights over the use of land and natural resources (including natural gas). Accordingly, the relationship between the relevant federal, regional and local authorities as well as between us and such authorities can have a significant impact on the conditions under which we can operate in any particular region.

In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to communal tensions and military conflict. From 1994 to 1996 and since 1999, Russian military forces have been engaged in operations in Chechnya, bringing normal economic activity within Chechnya to a halt and disrupting the economy of the neighboring region, and groups associated with the Chechen opposition have committed various acts of terrorism in population centers in Russia, resulting in significant loss of life, injury and damage to property. The spread of violence, or political measures taken to counter violence, such as the imposition of a state of emergency, could hinder the operation and the expansion of our business.

Economic Risks

Economic instability in Russia could adversely affect our business.

Since the dissolution of the Soviet Union, the Russian economy has experienced at various times:

- significant declines in gross domestic product;
- hyperinflation;
- an unstable currency;
- high state debt relative to gross domestic product;
- a weak banking system providing limited liquidity to Russian enterprises;
- high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;
- significant use of barter transactions and illiquid promissory notes to settle commercial transactions;
- widespread tax evasion;
- growth of "black" and "gray" market economies;
- high levels of capital flight;
- corruption and extensive penetration of organized crime into the economy;
- significant increases in unemployment and underemployment; and
- high poverty levels among the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian Government defaulted on its rouble-denominated securities, the Central Bank stopped its support of the rouble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the rouble and a sharp increase in the rate of inflation; a dramatic decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies, and resulted in the loss of bank deposits in some cases.

There can be no assurance that recent trends in the Russian economy, such as the increase in the gross domestic product, a relatively stable rouble, and a reduced rate of inflation, will continue or will not be abruptly reversed. Moreover, the recent fluctuations in international oil and natural gas prices, the strengthening of the rouble in real terms relative to the U.S. dollar and the consequences of a relaxation in monetary policy, or other factors, could adversely affect Russia's economy and our business in the future.

We face inflation and foreign exchange rate risks that could adversely affect our results of operations.

Over 64%, 67% and 74% of our gross sales (including excise tax and net of VAT and customs duties) for the years ended December 31, 2002, 2001 and 2000, respectively, were denominated in U.S. dollars or euro, while most of our costs were denominated in RR. The relative movement of inflation and exchange rates therefore significantly affects our results of operations. In particular, our operating margins are generally adversely affected by a real appreciation of the rouble against the U.S. dollar or euro (i.e., by an inflation rate that is higher than the rate at which the rouble is depreciating against the U.S. dollar or euro), because this will generally cause our costs to increase in real terms relative to our sales revenues. Conversely, our operating margins are generally positively affected by a real depreciation of the rouble against the U.S. dollar or euro, because this will generally cause our costs to decrease in real terms relative to our sales revenues. Continued real appreciation of the rouble against the U.S. dollar and the euro could adversely affect our financial condition and results of operations. See "Certain Factors Affecting our Financial Condition and Results of Operations—Certain Factors Affecting our Results of Operations—Impact of the change in purchasing power of the RR and fluctuations in RR exchange rates against the U.S. dollar and euro."

At the same time, a high rate of inflation in Russia results in a decline in the value of our rouble-denominated monetary assets, such as rouble deposits, domestic debt instruments and accounts receivable.

We may have difficulty converting roubles into other currencies, which could adversely affect our business.

We are currently required to repatriate and convert into roubles 25% of our proceeds from export sales, though in the past this percentage has been as high as 75%. The percentage of proceeds we are required to repatriate and convert into roubles may be increased or decreased from time to time by the Russian authorities. Under legislation effective from July 7, 2003, the maximum percentage that must be converted was reduced from 50% to 30%, and on July 9, 2003 the Central Bank of Russia adopted the present regulations that require the conversion of 25% of such proceeds.

Restrictions on our ability to convert our rouble revenues into foreign currencies, or to reconvert the roubles we obtain pursuant to the mandatory repatriation and conversion requirements, may adversely affect our business, results of operations and our ability to repay a Loan, and thus the corresponding Series of Notes. The rouble is not convertible outside the Commonwealth of Independent States, so our ability to hedge against fluctuations by converting to other currencies is significantly limited. Within Russia, our ability to convert roubles into other currencies is subject to rules and procedures that restrict the purposes for which conversion and payment in foreign currencies is allowed. In addition, because of the limited development of the foreign currency market in Russia, we may experience difficulty converting roubles into other currencies, although we have been successful to date in doing so.

Russia's physical infrastructure is in very poor condition, which could disrupt normal business activity.

Russia's physical infrastructure largely dates back to the Soviet period and has not been adequately funded and maintained since then. Particularly affected are the rail and road networks, power generation and transmission, communication systems and building stock. For example, during the winter of 2000-2001, electricity and heating shortages in Russia's far-eastern Primorye region seriously disrupted the local economy. Road conditions throughout Russia are poor, with many roads not meeting minimum requirements for usability and safety. The Government is actively pursuing plans to reorganize the nation's rail, electricity and telephone systems. These reorganizations may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of Russia's physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations, and this could have a material adverse effect on our business.

Fluctuations in the global economy may adversely affect Russia's economy and our business.

Russia's economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. Additionally, because Russia is one of the world's largest producers of, and a major exporter of, natural gas and oil, the Russian economy is especially sensitive to the price of natural gas and oil on the world markets, and a decline in the price of natural gas and oil could slow or disrupt the Russian economy. These developments could severely limit our access to capital and could adversely affect the purchasing power of our customers and thus our business.

Social Risks

Crime and corruption could disrupt our ability to conduct our business and could materially adversely affect our financial condition and results of operations.

The political and economic changes in Russia since the early 1990s have resulted in reduced policing of society and increased lawlessness. Organized criminal activity has reportedly increased significantly since the dissolution of the Soviet Union, particularly in large metropolitan centers and with respect to a substantial increase in property crime in large cities. In addition, the Russian and international press have reported high levels of official corruption in Russia and the FSU, including the bribing of officials for the purpose of initiating investigations by state agencies. Press reports have also described instances in which state officials have engaged in selective investigations and prosecutions to further interests of the state and individual officials. Additionally, published reports indicate that a significant number of Russian media regularly publish slanted articles in return for payment. Our business, and the value of the Notes, could be adversely affected by illegal activities, corruption or by claims implicating us in illegal activities.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our ability to conduct our business effectively.

The failure of the state and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes that included blocking major railroads. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, with restrictions on foreign involvement in the economy of Russia; and increased violence. Any of these could restrict our operations and lead to a loss of revenue, materially adversely affecting us.

Risks Relating to the Russian Legal System and Russian Legislation

Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and for business activity.

Russia is still developing the legal framework required by a market economy. Several fundamental Russian laws have only recently become effective. The recent nature of much of Russian legislation and the rapid evolution of the Russian legal system place the enforceability and underlying constitutionality of laws in doubt and result in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often leaves substantial gaps in the regulatory infrastructure. Among the risks of the current Russian legal system are:

- since 1991, Soviet law has been largely, but not entirely, replaced by a new legal regime as established by the 1993 Federal Constitution, the Civil Code, by other federal laws and by decrees, orders and regulations issued by the president, the Government and federal ministries, which are, in turn, complemented by regional and local rules and regulations. These legal norms, at times, overlap or contradict one another;
- limited judicial and administrative guidance on interpreting Russian legislation;
- the relative inexperience of judges in interpreting Russian legislation;
- a high degree of discretion on the part of state authorities; and
- bankruptcy procedures that are not well developed and are subject to abuse.

All of these weaknesses could affect our ability to enforce our rights under contracts, or to defend us against claims by others.

Inexperience and lack of independence of certain members of the judiciary and the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent us or investors from obtaining effective redress in a court proceeding, including in respect of expropriation or nationalization.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Russia is a civil law jurisdiction and, as such, judicial precedents have no binding effect on subsequent decisions. In addition, most court decisions are not readily available to the public. Enforcement of court judgments can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court judgments are not always enforced or followed by law enforcement agencies.

There are also legal uncertainties relating to property rights. During Russia's transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization, or in the event our business is reorganized. Expropriation or nationalization of any of our entities, their assets or portions thereof, or their break-up into separate companies, potentially with little or no compensation, could have a material adverse effect on our operations and revenues, and on the value of the Notes.

Unlawful or arbitrary state action may have an adverse effect on our business.

State authorities have a high degree of discretion in Russia and at times exercise their discretion arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law. Moreover, the state also has the power in certain circumstances to interfere with the performance of, nullify or terminate contracts. Unlawful or arbitrary state actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and/or to void transactions, often for political purposes. Unlawful or arbitrary state action, if directed at us, could have a material adverse effect on our business, and on the value of the Notes.

The rights of our shareholders, the public reporting requirements and the Russian Accounting Regulations to which we are subject differ significantly from comparable listed companies in other jurisdictions.

Our corporate affairs are governed by our Charter, internal regulations adopted pursuant to our Charter and by laws governing companies incorporated in Russia. The rights of shareholders and the responsibilities of members of the Board of Directors and the Management Committee under Russian law are different from, and may be subject to certain requirements not generally applicable to, corporations organized in the United States, the United Kingdom or other jurisdictions. See "Management—Description of our Management."

We are subject to Russian law, which contains certain regular disclosure requirements including the requirement to publish annual financial statements in accordance with Russian Accounting Regulations, together with an independent auditor's report. In addition, since 1997, the Russian Ministry of Finance has required all joint stock companies that are natural monopolies to produce annual financial statements prepared in accordance with IFRS in addition to financial statements prepared in accordance with Russian accounting standards. We have published financial statements in accordance with IFRS since 1996. Due to the large number of our subsidiaries, the wide geographic range of our business and the fact that our systems and processes are tailored for Russian statutory requirements, it takes us longer than most western companies to prepare our consolidated annual and interim financial reports and our consolidated periodic internal accounts.

In accordance with Russian legislation, we are obliged to file quarterly reports on our activities to the Federal Commission for the Securities Market within 30 days of the end of the relevant quarter. Such reports include certain information about us, our management, subsidiaries, affiliates, selected financial and business information (such as events of litigation, quarterly accounts prepared in accordance with Russian accounting standards, etc.) but do not contain all of the information contained in our IFRS financial statements. We have regularly published such reports since the fourth quarter of 1998 and generally comply with the reporting requirements, although in the past we have not always met the deadlines for filing such reports.

In addition, Russian law requires certain disclosure by open joint stock companies, such as the disclosure of annual reports, annual accounts (audited and approved by shareholders), any material facts affecting the financial condition and the business of the relevant company, certain board of directors' resolutions and lists of affiliated companies.

The Russian Federal Commission for the Securities Market has recently issued a corporate governance code and is recommending that it be adopted by all Russian public companies.

In light of the current focus on corporate governance issues, we reviewed our own position on such issues and established a special committee headed by a First Deputy Chairman of the Management Committee to develop a corporate governance code for the Company. Such a code was adopted by the Annual Shareholders Meeting of the Company in June 2002. In addition, on September 27, 2002, our Board of Directors enacted procedures to improve the co-ordination of transactions and to increase the level of control by the Board of Directors over the work of the Management Committee. See "Certain Transactions." Despite these initiatives, there is nonetheless less publicly-available information about us than there is available for comparable listed companies in, for example, the United States or the United Kingdom.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code of the Russian Federation (the "Civil Code"), the Russian Federal Law "On Joint Stock Companies" No. 208-FZ dated December 26, 1995 the (the "Joint Stock Companies Law") and the Russian Federal Law "On Limited Liability Companies" No. 14-FZ dated February 8, 1998 generally provide that shareholders in a Russian joint stock company or members in a Russian limited liability company are not liable for the obligations of the joint stock company or limited liability company and bear only the risk of loss of their investment. An exception to this rule, however, is when one company (the "effective parent") is capable of making decisions for another company (the "effective subsidiary"). Under certain circumstances the effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions. In addition, the effective parent is secondarily liable for the effective subsidiary's debts if the effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. Accordingly, in our position as the effective parent of the subsidiaries in which we own, directly or indirectly, more than 50% of the charter capital, we could be liable for their debts. This liability could materially adversely affect us.

Some transactions between us and interested parties or affiliated companies require the approval of disinterested directors or shareholders and our failure to obtain approvals could cause our business to suffer.

Russian law requires a company that enters into transactions with certain types of its affiliates that are referred to as "interested party transactions" to comply with special approval procedures. Under Russian law, an "interested party" includes (i) members of the board of directors or the collegial executive body of the company; (ii) the CEO of the company (including a managing organization or manager); (iii) any person that owns, together with that person's affiliates, at least 20% of the company's voting shares; or (iv) a person who on legal grounds has the right to give mandatory instructions to the company, if any of the above listed persons, or a close relative or affiliate of such person, is:

- a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction;
- the owner of at least 20% of the shares in a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction; or
- a member of the board of directors or the collegial executive body or the CEO of a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction or an officer of the managing organization of such company.

Transactions between members of a consolidated corporate group may be considered to be interested party transactions in certain circumstances, even when the companies involved are wholly-owned by the parent company.

Under applicable Russian law, interested party transactions are to be approved by a majority of the disinterested independent members of the board of directors of the company. Where all the directors are interested, or are not independent, or if the subject matter of the transaction exceeds 2% of the balance sheet assets of the company determined under Russian accounting principles (with certain exceptions for share placements), a majority vote of the disinterested shareholders of the company is required. The consequence of not having obtained the appropriate approval is that the transaction in question may be declared invalid upon a claim by the company or any of its shareholders.

In certain circumstances, such as when an interested party transaction is entered into between companies within our Group, the transaction will not always be submitted to the boards of directors of the companies for advance approval because, under Russian law, the lack of advance approval makes the transaction voidable, but not void. If any transaction is challenged in court, the matter of approving it will be submitted for consideration to the boards of directors. In 2000, 2001 and 2002, the Board of Directors of OAO Gazprom approved certain transactions after, rather than before, they were consummated, and since 1996 the Board of Directors has never recognized any such transaction to be contrary to OAO Gazprom's interests or denied approval thereof *post factum*. We cannot be certain that any such *post factum* approval would be obtained in the future or, if obtained, would be effective under Russian law.

In accordance with certain existing judicial practice with respect to the consideration of claims seeking the invalidation of transactions in other legal contexts, *post factum* approval has been regarded as being a sufficient basis for the claim to be rejected. While there can be no assurance that a claim for a violation of the interested party transaction approval requirements would also be rejected, we have proceeded when we have believed it to be necessary to do so on the basis that judicial practice in this area would be similar. However, on the basis that the Joint Stock Companies Law, following the amendments which became effective on January 1, 2002, now explicitly requires that interested party transactions should be approved in advance, it is unclear whether future judicial practice will uphold *post factum* approval of interested party transactions concluded after January 1, 2002. Any successful challenge to our interested party transactions could result in the invalidation of transactions that are important to our business. See "Certain Transactions."

Russian tax law is not fully developed and is subject to frequent changes which could have an adverse effect on us.

We are subject to a broad range of taxes imposed at the federal, regional and local levels, including but not limited to excise and export duties, income tax, mineral severance tax, property tax and social taxes. See "Certain Factors Affecting our Financial Condition and Results of Operation—Certain Factors Affecting our Results of Operations—Our high tax burden."

Laws related to these taxes, such as the Tax Code, have been in force for a short period relative to tax laws in more developed market economies and the Government's implementation of these tax laws is often unclear or inconsistent. Accordingly, few precedents with regard to the interpretation of these laws have been established. Often, differing opinions regarding legal interpretation exist both between companies subject to such taxes and the Government and within Government ministries and organizations, such as the Ministry of Taxes and Duties and its various inspectorates, creating uncertainties and areas of conflict. Generally, tax declarations remain open and subject to inspection by tax and/or customs authorities for a period of three years following the tax year. The fact that a year has been reviewed by tax authorities does not close that year, or any tax declaration applicable to that year, from further review during the three-year period. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

The taxation system in Russia is subject to frequent change and inconsistent enforcement at the federal, regional and local levels. Until the recent adoption of the new Tax Code, the system of tax collection was relatively ineffective, resulting in the continual imposition of new taxes in an attempt to raise state revenues. There can be no assurance that the Tax Code will not be changed in the future in a manner adverse to the stability and predictability of the tax system. These factors, plus the potential for state budget deficits, raise the risk of a sudden imposition of additional taxes on us. This could adversely affect us.

The Russian tax system has recently been revised. The new tax system is intended to reduce the number of taxes and the overall tax burden on businesses and to simplify the tax laws. However, the revised tax system relies heavily on the judgments of local tax officials and fails to address many of the existing problems. Even if

further reforms to tax legislation are enacted, they may not result in a reduction of the tax burden on Russian companies and the establishment of a more efficient tax system. Conversely, they may introduce additional tax collection measures. Accordingly, we may have to pay significantly higher taxes, which could have a material adverse effect on our business.

Risks Relating to Notes and the Trading Market

The Issuer's rights to receive payments under a Loan (and therefore its ability to make payments under the corresponding Series of Notes as they fall due) are effectively subordinated to any liabilities of our subsidiaries and could be adversely affected if any of these subsidiaries declares bankruptcy, liquidates or reorganizes.

Most of our operations are conducted through our subsidiaries and to a large extent we depend on the earnings and cash flows of these subsidiaries to meet our debt obligations, including our obligations under each Loan. In addition, our subsidiaries' assets constitute a significant part of our operating assets. Finally, our subsidiaries have significant liabilities, including accounts payable and accrued charges, taxes payable, restructured tax liabilities, other long-term liabilities and provisions for liabilities and charges. Because our subsidiaries do not guarantee the payment obligations of our parent company, OAO Gazprom, under each Loan or the Issuer's payment obligations under the corresponding Series of Notes, neither the Issuer nor you will have any direct claim on our subsidiaries' cash flows or assets. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, their creditors will generally be entitled to payment of their claims from the cash flows and assets of those subsidiaries before any cash flows or assets are made available for distribution to us as a shareholder. This may adversely affect our ability to service our payment obligations under any Loan.

We have borrowed under a number of secured credit facilities and we will seek to continue to incur secured debt in the future.

As of December 31, 2002, our parent company, OAO Gazprom, the obligor under each Loan, had borrowed approximately RR192.9 billion (U.S.$6.08 billion) under various secured credit facilities, and OAO Gazprom expects to incur additional secured debt in the future. The assets securing these obligations consist primarily of our export receivables under our long-term contracts with European customers.

We understand that the Russian Federation is subject to a negative pledge clause in its borrowings from the International Bank of Reconstruction and Development (the "IBRD"). The negative pledge clause prevents any entity owned or controlled by, or operating for the account or benefit of, the Russian Federation from pledging any of its assets to secure further borrowings unless the IBRD is equally and ratably secured. Whether we should be considered such an entity, and thus subject to this negative pledge clause, is uncertain. This uncertainty will be heightened if the Russian Federation increases its direct ownership interest in us to more than 50% of our shares. If the negative pledge clause is applicable, we do not know whether the Russian Federation would be prepared to let us continue to borrow on a secured basis, or whether potential lenders would continue to be willing to loan to us on a secured basis.

The lack of a public market for the Notes could reduce the value of your investment.

There may not be an existing market for the Notes at the time they are issued. Each Series of Notes is expected to be listed on the Luxembourg Stock Exchange. However, there can be no assurance that a liquid market will develop for the Notes, that holders of the Notes will be able to sell their Notes, or that such holders will be able to sell their Notes for a price that reflects their value.

Payments we make under any Loan may be subject to Russian withholding tax.

In general, payments of interest on borrowed funds by a Russian entity to a non-resident legal person are subject to Russian withholding tax at the rate of 20%, absent reduction or elimination pursuant to the terms of an applicable double tax treaty. Based on professional advice we have received, we believe that payments of interest on each Loan should not be subject to withholding under the terms of the double tax treaty between Russia and Luxembourg. However, there can be no assurance that such relief will be obtained. In addition, if interest under a Loan becomes payable to the Trustee pursuant to the Trust Deed, any benefit of the double tax treaty between Russia and Luxembourg will cease and payments of interest could be subject to Russian withholding tax.

Prior to January 1, 2002, a claim for treaty relief from Russian withholding tax was subject to preliminary approval by the Russian tax authorities after review of relevant contracts. As of January 1, 2002, such preliminary approval from and contract disclosure to the Russian tax authorities is no longer required. As a result of this new procedure, the Russian tax authorities may review the Issuer's eligibility for treaty relief in greater detail during tax audits.

If the payments under any Loan are subject to any withholding of Russian tax (as a result of which the Issuer would reduce payments under the corresponding Series of Notes in the amount of such withholding), we are obliged to increase payments as may be necessary so that the net payments received by the Noteholders will not be less than the amounts they would have received in the absence of such withholding. It should be noted, however, that gross-up provisions may not be enforceable under Russian law. If we are obliged to increase payments, we may, subject to certain conditions, prepay such Loan in full. In such case, all outstanding Notes of the corresponding Series would be redeemable at par with accrued interest. See "Terms and Conditions of the Notes."

Tax might be withheld on dispositions of the Notes in Russia, reducing their value.

If a non-resident holder that is a legal person or organization sells any Notes and receives proceeds from a source within Russia, there is a risk that the part of the payment, if any, representing accrued interest may be subject to a 20% Russian withholding tax. Where proceeds from a disposition of the Notes are received from a source within Russia by an individual non-resident holder, a similar withholding tax would be charged at a rate of 30% on gain from the disposition. The imposition or possibility of imposition of this withholding tax could adversely effect the value of the Notes.

Financial instability in emerging markets could cause the price of the Notes to suffer.

Financial instability in Russia and other emerging market countries in 1997 and 1998 adversely affected market prices in the world's securities markets for the debt and equity securities of companies that operate in those countries. Financial instability in emerging market countries other than Russia could adversely affect the market price of the Notes, even if the Russian economy remains relatively stable.

Risks Relating to Luxembourg Insolvency Proceedings

Provisions of the Luxembourg Commercial Code may adversely affect the security given pursuant to a Trust Deed.

Under each Trust Deed, the Issuer will charge and assign all its present and future rights and interests in respect of each Loan and the relevant Account to the Trustee as security for the payment obligations of the Issuer under the corresponding Series of Notes.

Article 445 of the Luxembourg Commercial Code provides that the creation of a charge, for pre-existing debts of the chargor, is void and without effect if created during the "suspect period" (as defined in the Commercial Code) or up to ten days before the suspect period.

The suspect period is the period of time immediately preceding the date of the bankruptcy judgement. Its duration is fixed by the Court at a maximum of six months.

The provisions of the Article 445 of the Luxembourg Commercial Code may affect the Security Interests granted by the Issuer pursuant to the Trust Deed. Indeed, if the Charge was created during the suspect period, or up to 10 days before the suspect period for pre-existing obligations of the Issuer, such charge would be declared void and invalid by the Courts of Luxembourg.

USE OF PROCEEDS

The net proceeds from each offering of a Series of Notes will be used by the Issuer for the sole purpose of financing the corresponding Loan to us. The proceeds of such Loan will be used by us for general corporate purposes.

CAPITALIZATION

The following table shows our consolidated cash and cash equivalents, certain restricted cash, short-term loans and promissory notes, current portion of long-term borrowings and total capitalization, including long-term borrowings, long-term promissory notes payable and shareholders' equity, as of December 31, 2002, extracted from our audited consolidated financial statements as of and for the year ended December 31, 2002. For further information regarding our financial condition, see "Selected Consolidated Financial Information," "Certain Factors Affecting our Financial Condition and Results of Operations" and our consolidated financial information included elsewhere in this Offering Circular.

All RR amounts are expressed in constant RR as of December 31, 2002 purchasing power. The U.S. dollar amounts set forth below were not included in our annual audited consolidated or unaudited consolidated interim condensed financial information and are provided for convenience only. They should not be construed as representations that the Rouble amounts have been or could be converted into U.S. dollars at that or any other rate or as being representative of U.S. dollar amounts that would have resulted if we reported in U.S. dollars. The U.S. dollar amounts have been translated from the RR amounts at the rate of RR31.78 = U.S.$1.00, which is the rate published by the Central Bank of Russia on December 31, 2002.

	As of December 31, 2002	
	(millions of RR)	(millions of U.S.$)
Cash and cash equivalents and certain restricted cash[1]	96,991	3,052
Short-term borrowings and current portion of long-term borrowings	184,823	5,816
Short-term promissory notes payable	41,384	1,302
Total	226,207	7,118
Long-term borrowings	248,603	7,823
Long-term promissory notes payable	20,218	636
Shareholders' equity		
Share capital	325,194	10,233
Treasury shares	(30,367)	(956)
Retained earnings and other reserves	1,417,045	44,589
Total shareholders' equity	1,711,872	53,866
Total capitalization[2]	1,980,693	62,325

Notes:

(1) Includes cash restricted as to withdrawal under the terms of certain borrowings and other contractual obligations but excludes cash restricted as to withdrawal under banking regulations.

(2) Totals may not add due to rounding.

There have been no material changes in our total capitalization since December 31, 2002, other than as described under "Certain Factors Affecting our Financial Condition and Results of Operations—Certain Factors Affecting our Liquidity and Capital Resources—Debt obligations."

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set forth below shows our historical consolidated financial information as of December 31, 2002, 2001 and 2000 and for the years then ended. The annual consolidated financial information as of December 31, 2002, 2001 and 2000 and for the years then ended has been extracted from, and should be read in conjunction with, the annual audited consolidated financial statements included elsewhere in this Offering Circular. The annual consolidated financial information should also be read in conjunction with "Certain Factors Affecting our Financial Condition and Results of Operations" below.

Our annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations issued by the International Accounting Standards Board.

Our consolidated financial information include a restatement for changes in the general purchasing power of the RR in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy such as Russia's be stated in terms of the measuring unit current at the most recent balance sheet date. The restatement is calculated from the conversion factors derived from the Russian Federation Consumer Price Index, published by the Russian State Committee on Statistics ("Goskomstat"), and from indices obtained from other published sources for years prior to 1992. As the Russian economy is no longer considered to be hyperinflationary, from January 1, 2003 we no longer apply IAS 29.

The impact of stating our financial information in terms of the measuring unit current at the most recent balance sheet date is to:

- inflate current period transactions recorded in the statement of operations of the local statutory books by the average rate of inflation for the period in order to state them in terms of the purchasing power of the RR as of the balance sheet date (i.e., using the average inflation factor of 1.0638 for all relevant transactions in the year ended December 31, 2002);
- restate the period end non-monetary assets and liabilities and shareholders' equity, including share capital, in terms of the measuring unit current as of the period end; and
- restate all comparatives, both monetary and non-monetary items, in terms of the purchasing power of the RR as of the most recent balance sheet date (i.e., for the information included in this Offering Circular, to inflate the comparatives in terms of the purchasing power of the RR as of December 31, 2002).

The restatement of all comparatives, in particular, can have a significant impact on our reported sales and operating margins. For example, sales expressed in constant RR will decrease if increases in nominal prices are lower than inflation and will increase less than might otherwise be expected even when increases in nominal prices are higher than inflation. Our ability to increase the prices we charge for our gas sales in the domestic market is constrained by state regulations, and the impact of U.S. dollar and euro price increases for our export sales has been offset in recent periods by the real appreciation of the RR (i.e., by a rate of inflation that is higher than the rate at which the RR is depreciating against the U.S. dollar or euro). As a result, our reported sales have lagged behind the increases in our actually realized prices in nominal terms. On the other hand, our costs, which are mainly in RR and are generally not regulated, have tended to increase in line with or even above inflation in recent periods.

In addition, the restatement of all comparatives can have a significant impact on our debt balances. For example, even though we borrowed more than we repaid during the years ended December 31, 2002, 2001 and 2000, the restatement of our comparatives into current purchasing power results in our reported debt balances having declined. (The ratios we show below are not affected by this, because the other components of the ratios are subject to similar adjustments.)

All RR amounts set forth below are expressed in constant RR as of December 31, 2002 purchasing power. The U.S. dollar amounts set forth below were not included in our annual consolidated financial statements and are provided for convenience only. They should not be construed as representations that the RR amounts have been or could be converted into U.S. dollars at that or any other rate or as being representative of the U.S. dollar amounts that would have resulted if we reported in U.S. dollars. The U.S. dollar amounts have been translated

from the RR amounts at the rate of RR31.78 = U.S.$1.00, which is the rate published by the Central Bank of Russia on December 31, 2002.

	Year ended December 31,					
	2002		2001		2000	
	U.S.$	RR	U.S.$	RR	U.S.$	RR
	(amounts in millions)					
Statement of Operations						
Sales	20,286	644,687	22,434	712,967	23,239	738,542
Operating expenses, of which	(15,630)	(496,713)	(15,948)	(506,843)	(17,506)	(556,346)
Depreciation	(2,941)	(93,454)	(3,142)	(99,868)	(3,027)	(96,191)
Provisions[1]	(425)	(13,509)	(1,517)	(48,205)	(3,969)	(126,131)
Operating profit	4,656	147,974	6,486	206,124	5,733	182,196
Net interest expense[2]	(586)	(18,629)	(904)	(28,718)	(1,540)	(48,933)
Net monetary effects and other financing items[3]	1,128	35,853	1,612	51,229	2,512	79,836
Other[4]	17	556	97	3,094	(69)	(2,198)
Profit tax (expense) benefit, of which	(4,284)	(136,132)	(6,708)	(213,191)	5,746	182,593
Current profit tax expense	(1,705)	(54,187)	(2,988)	(94,957)	(2,979)	(94,688)
Deferred profit tax (expense) benefit	(2,579)	(81,945)	(3,720)	(118,234)	8,725	277,281
Minority interest	(21)	(667)	(168)	(5,339)	(65)	(2,074)
Net profit	910	28,955	415	13,199	12,317	391,420

	As of December 31,					
	2002		2001		2000	
	U.S.$	RR	U.S.$	RR	U.S.$	RR
	(amounts in millions)					
Balance Sheet						
Assets						
Total current assets, of which	13,528	429,935	15,590	495,460	16,395	521,047
Cash and cash equivalents and restricted cash[5]	3,052	96,991	2,869	91,163	1,838	58,401
Total long-term assets, of which	64,530	2,050,764	62,156	1,975,313	64,547	2,051,314
Property, plant and equipment	58,379	1,855,276	56,105	1,783,004	55,149	1,752,634
Liabilities and equity						
Total current liabilities, of which	11,635	369,775	14,173	450,419	16,265	516,894
Taxes payable	1,502	47,728	1,994	63,370	4,928	156,602
Short-term borrowings and current portion of long-term borrowings	5,816	184,823	6,076	193,090	4,816	153,062
Short term promissory notes payable	1,302	41,384	2,215	70,402	2,478	78,749
Total Long term liabilities, of which	12,236	388,875	9,416	299,254	10,539	334,919
Long term borrowings	7,823	248,603	7,471	237,413	8,818	280,235
Long term promissory notes payable	636	20,218	449	14,259	266	8,463
Restructured tax liabilities[3]	333	10,592	691	21,957	381	12,110
Minority interest	320	10,177	547	17,387	375	11,921
Total Shareholders' equity	53,866	1,711,872	53,610	1,703,713	53,764	1,708,627

	As of and for the year ended December 31,					
	2002		2001		2000	
	U.S.$	RR	U.S.$	RR	U.S.$	RR
	(amounts in millions except ratios)					
Certain Items and Ratios						
Adjusted EBITDA[6]	7,474	237,526	10,042	319,126	11,592	368,401
Gross interest expense[7]	(921)	(29,265)	(1,350)	(42,902)	(2,031)	(64,544)
Net interest expense[2]	(586)	(18,629)	(904)	(28,718)	(1,540)	(48,933)
Total debt[8]	15,910	505,620	16,901	537,121	16,760	532,619
Net debt[9]	12,858	408,629	14,033	445,958	14,922	474,218
Adjusted EBITDA/Gross interest expense	8.12		7.44		5.71	
Adjusted EBITDA/Net interest expense	12.75		11.11		7.53	
Net debt/Adjusted EBITDA	1.72		1.40		1.29	

Notes:

(1) Includes impairment provisions for accounts receivable and prepayments, assets under construction, investments and other long-term assets, guarantees and inventory obsolescence.

(2) Gross interest expense less interest income.

(3) Monetary gain, exchange gains and gains on and extinguishment of restructured liabilities, less exchange losses. Monetary gain reflects the effect of inflation on our net monetary liability position as a result of the application of IAS 29.

On September 3, 1999 the Government issued regulation # 1002 allowing certain companies to negotiate the restructuring of various overdue taxes, interest and fines due to the federal government authorities over ten years. Interest accrues on the restructured tax payables (excluding interest and fines) at a rate of 5.5% per annum, representing 1⁄10 of the Central Bank of Russia's annual refinancing rate (55%) as specified in the regulation, and is paid quarterly. Current tax payments must be made timely. If the terms of the restructuring are violated, the original nominal value of the tax payable (including interest and fines) becomes due with additional interest of 1/300 of the Central Bank refinancing rate accruing for each day since the restructuring agreement.

During the years ended December 31, 2002, 2001 and 2000, certain of our subsidiaries signed such restructuring agreements. This resulted in the recognition of a gain in each of the respective periods based on the difference between the estimated fair value of the new agreements (based on discounted future cash flows) and the carrying amount of the old payables. This gain is reflected in gain on restructured taxes. Following the restructurings, we recognize the amortization of the discount and the interest accruing under the restructuring agreements as interest expense on taxes payable, which also includes interest that accrues when tax payments are overdue.

(4) Share of net income (losses) of associated undertakings and gains (losses) on available-for-sale investments.

(5) Cash and cash equivalents and certain restricted cash include balances of cash and cash equivalents restricted as to withdrawal under the terms of certain borrowings and other contractual obligations but exclude cash restricted as to withdrawal under banking regulations.

(6) Operating profit plus depreciation and the provisions referred to in note 1 above except for provisions for accounts receivable and prepayments. Provisions for accounts receivable and prepayments were RR17,411 million, RR35,070 million and RR36,119 million for the years ended December 31, 2002, 2001 and 2000, respectively. Adjusted EBITDA should not be considered as an alternative to net profits, operating profit, net cash provided by operating activities or any other measure of performance under IFRS.

(7) Interest expense on taxes payable, short- and long-term debt and other interest expense. See note 3 above for an explanation of interest expense on taxes payable.

(8) Short-term borrowings and current portion of long-term borrowings, short-term promissory notes payable, long-term borrowings, long-term promissory notes payable and restructured tax liabilities.

(9) Total debt less cash and cash equivalents and balances of cash and cash equivalents restricted as to withdrawal under the terms of certain borrowings and other contractual obligations.

CERTAIN FACTORS AFFECTING OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Set out below are certain factors affecting our financial condition and results of operations. You should read the following discussion and analysis of these factors in conjunction with our audited financial statements as of and for the years ended December 31, 2002 and 2001. All RR amounts are expressed in constant RR as of December 31, 2002 purchasing power, unless otherwise noted. The U.S. dollar amounts, except as indicated, have been translated from the RR amounts at the rate of RR31.78 = U.S.$1.00, which is the rate published by the Central Bank of Russia on December 31, 2002.

Certain Factors Affecting Our Results Of Operations

The primary factor that affects our results is the price for which we can sell our natural gas and other hydrocarbon products, both internationally and in Russia. Other factors affecting our results are:

- the impact of changes in the purchasing power of the RR resulting from inflation in Russia and of fluctuations in RR exchange rates against the U.S. dollar and euro;
- our high tax burden;
- interest rates and discounts on promissory notes;
- non-cash settlements; and
- impairment of assets.

The export price of natural gas

We are the world's largest exporter of natural gas. We export natural gas (as well as gas condensate, crude oil, oil products and liquified natural gas), and we also sell these products domestically to industrial consumers, to regional gas distribution companies and, through our own regional gas distribution companies, to other end consumers. In the years ended December 31, 2002, 2001 and 2000 our net sales of natural gas to Europe were RR335,115 million, RR407,220 million and RR440,342 million, respectively; our net sales of natural gas to the FSU were RR51,068 million, RR49,198 million and RR67,840 million, respectively; and our net sales of natural gas in Russia were RR142,855 million, RR130,424 million and RR112,777 million, respectively.

Our results are heavily reliant on natural gas export prices. Prices for the natural gas we export strengthened considerably in 2000 and 2001 in U.S. dollar terms (although they declined in constant RR terms in 2001), weakened during the first six months of 2002, after which prices strengthened, although not to an extent sufficient to fully offset the prior price declines in 2002, and then strengthened significantly in the first six months of 2003. Export gas prices to European countries are indexed mainly to oil product prices as stipulated in long-term contracts and, therefore, fluctuate based on world oil prices. Due to the formulae underlying our long-term contracts, our prices are not as volatile on a short-term basis as spot oil prices and tend to lag upward and downward movements in oil prices by approximately six to nine months.

Our business requires significant ongoing capital expenditures in order to maintain our production and transportation systems. An extended period of low gas prices would limit our ability to maintain an adequate level of capital expenditures, which in turn could limit our ability to maintain current levels of production and deliveries of gas, adversely affecting our results.

The European Union Gas Directive of June 22, 1998, which established common rules for the transmission, distribution, supply and storage of natural gas in the European market, may cause substantial changes to existing European market structures and to the overall level and volatility of prices. See "Business—Marketing—Europe—Western Europe" and "Business—Competition—Western Europe."

Natural gas export prices for sales to FSU countries are generally based on one-year fixed price contracts negotiated based on prevailing oil prices. Average natural gas export prices to FSU countries are more than 50% below the level of those for European countries. This is partly due to lower transportation costs and excise tax burdens but is principally due to the impact of intergovernmental agreements, which effectively limit the prices we can charge to FSU countries.

The weather is another factor affecting demand for and, therefore, the price of natural gas. Changes in weather conditions from year to year can influence demand for natural gas and to some extent gas condensate and oil products.

We do not enter into any significant hedging arrangements to mitigate the price risk of our sales activities.

The following table shows our average natural gas export price to Europe and FSU countries (including excise tax and net of VAT and customs duties) for the years ended December 31, 2002, 2001 and 2000, expressed in average actual realized nominal U.S. dollar and in average constant RR terms:

	Year ended December 31,		
	2002	2001	2000
	(including excise tax, net of VAT and customs duties)		
Our natural gas export price to Europe (average actual realized U.S.$ per mcm[(1)])	102.5	122.6	98.4
Our natural gas export price to Europe (average actual realized U.S.$ per mcf[(1)])	2.9	3.5	2.8
Our natural gas export price to Europe (average constant RR per mcm)	3,369.0	4,100.0	4,223.9
Our natural gas export price to FSU countries (average actual realized U.S.$ per mcm[(2)])	45.4	41.5	45.4
Our natural gas export price to FSU countries (average actual realized U.S.$ per mcf[(2)])	1.5	1.2	1.3
Our natural gas export price to FSU countries (average constant RR per mcm)	1,444.2	1,417.5	1,891.6

Notes:

(1) Average actual realized nominal prices and not convenience translations of constant RR prices.

(2) Average actual realized nominal prices and not convenience translations of constant RR prices, except sales to Belarus, which are made in RR and for accounting purposes converted to dollars at the end of each month at the exchange rate then in effect.

Regulation of domestic natural gas prices and transportation tariffs

In the years ended December 31, 2002, 2001 and 2000, we sold 298.0 bcm, 300.8 bcm and 307.7 bcm of natural gas in Russia, representing 63.5%, 64.4% and 64.2% of our total natural gas sales volumes.

Natural gas prices and transportation tariffs in Russia are regulated by the Natural Monopoly Law and the Gas Supply Law, as well as by a number of supplemental Government resolutions, and do not currently fluctuate based on supply and demand. The Federal Energy Commission of the Russian Federation ("FEC") regulates natural monopolies, including the establishment and regulation of natural gas prices and transportation tariffs.

Natural gas prices in Russia have remained significantly below export prices (even after netting back export duty, excise tax and transportation costs) primarily due to Governmental regulation, via the FEC. Over the last five years the FEC has reset domestic gas tariffs at rates that, on a cumulative basis, failed to recover fully the effects of inflation. As of December 31, 2002 the domestic natural gas price was 125% higher in nominal RR terms than in 1997, whereas cumulative inflation over the same period was 314%.

Since 2000, however, domestic natural gas prices have increased faster than inflation. Our average domestic natural gas sales prices were equivalent to RR383.4 per mcm in 2000, RR442.8 per mcm in 2001 and RR535.7 per mcm in 2002, expressed in constant RR.

The following table shows our average domestic natural gas price (including excise tax and net of VAT) for the years ended December 31, 2002, 2001 and 2000, expressed in average actual realized nominal RR terms and in average constant RR terms:

	Year ended December 31,		
	2002	2001	2000
	(including excise tax, net of VAT)		
Our domestic natural gas price (average actual realized RR per mcm)	505.0	357.9	254.7
Our domestic natural gas price (average actual realized RR per mcf)	14.3	10.1	7.2
Our domestic natural gas price (average constant RR per mcm)[(1)]	535.7	442.8	383.4
Our domestic natural gas price (average constant RR per mcf)[(1)]	15.2	12.5	10.8
Our domestic natural gas price (average U.S.$ per mcm)[(2)]	16.0	11.9	9.0
Our domestic natural gas price (average U.S.$ per mcf)[(2)]	0.45	0.34	0.26

Notes:

(1) Constant RR price in terms of the equivalent purchasing power of the RR as of December 31, 2002.

(2) Translated from average actual realized RR price for convenience only using period-end exchange rates.

The Government's policy is gradually to increase the regulated natural gas price, and ultimately to abandon natural gas price regulation altogether. The Government is also considering the introduction of an unregulated wholesale domestic market on which some natural gas can be sold at prices determined by market forces. See "Business—Marketing—Russia—Domestic Market Conditions." Concerns about inflation, and political considerations, constrain the Government's ability to move too rapidly in this direction, however. For example, we proposed that natural gas prices should increase by 38% on average in 2003 (40% for industrial consumers and 20% for household consumers), but the Government approved an average increase of only 20% (a 20% increase for industrial consumers commencing January 1, 2003 and a 23% increase for household consumers commencing February 1, 2003). The Government is currently planning an additional 20% increase for 2004.

During the years ended December 31, 2002, 2001 and 2000, our sales revenues derived from the transport of gas produced by third parties were relatively small. As independent production of natural gas increases, however, we would expect our sales revenues from the transport of natural gas to increase as well. For a discussion of our transport tariffs, see "Business—Transportation—Third party access to the UGSS."

Impact of the change in purchasing power of the RR and fluctuations in RR exchange rates against the U.S. dollar and the euro

Impact of inflation accounting and presentation in our financial statements of constant RR. Our financial results, including comparatives, include a restatement for changes in the general purchasing power of the RR in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy such as Russia's be stated in terms of the measuring unit current at the balance sheet date. The restatement is calculated from the conversion factors derived from the Russian Federation Consumer Price Index, published by Goskomstat, and from indices obtained from other published sources for years prior to 1992. As the Russian economy is no longer considered to be hyperinflationary, from January 1, 2003 we no longer apply IAS 29.

The impact of stating our financial information in terms of the measuring unit current at the most recent balance sheet date is to:

- inflate the current period transactions recorded in the statement of operations of the local statutory books by the average rate of inflation for the period in order to state them in terms of the purchasing power of the RR as of the balance sheet date (i.e., using the average inflation factor of 1.0638 for all relevant transactions in the year ended December 31, 2002);
- restate the period end non-monetary assets and liabilities and shareholders' equity, including share capital, in terms of the measuring unit current as of the period-end; and
- restate all comparatives, monetary and non-monetary items, in terms of the purchasing power of the RR as of the most recent balance sheet date (i.e., for the information included in this Offering Circular, to inflate the comparatives in terms of the purchasing power of the RR as of December 31, 2002).

The restatement of all comparatives, in particular, can have a significant impact on our reported sales and operating profit. For example, sales expressed in constant RR will decrease if increases in nominal prices are lower than inflation and will increase less than might otherwise be expected even when increases in nominal prices are higher than inflation. Our ability to increase the prices we charge for our natural gas sales in the domestic market is constrained by Government regulations and, as we discuss more fully below, the impact of U.S. dollar and euro price increases for our export sales has been offset in recent periods by the real appreciation of the RR (i.e., by a rate of inflation that is higher than the rate at which the RR is depreciating against the U.S. dollar or euro). As a result, our reported sales have lagged behind the increases in our average actual realized prices in nominal terms. On the other hand, our costs, which are mainly in RR and generally not regulated, have tended to increase in line with or even above inflation in recent periods.

In addition, the restatement of all comparatives can have a significant impact on our debt balances. For example, even though we borrowed more than we repaid during the years ended December 31, 2002, 2001 and 2000, the restatement of our comparatives into current purchasing power resulted in our reported debt balances declining at each period end. For a discussion of our debt obligations, see "—Certain Factors Affecting our Liquidity and Capital Resources—Debt obligations."

Impact of inflation and changes in exchange rates on export sales and operating margins. Over 64%, 67% and 74% of our gross sales (including excise tax and net of VAT and customs duties) for the years ended December 31, 2002, 2001 and 2000, respectively were denominated in U.S. dollars or euro, while most of our

costs were denominated in RR. The relative movements of inflation and exchange rates therefore significantly affect our results of operations. In particular, our operating margins are generally adversely affected by a real appreciation of the RR against the U.S. dollar or euro, because this will generally cause our costs to increase in real terms relative to our sales revenues. Conversely, our operating margins are generally positively affected by a real depreciation of the RR against the U.S. dollar or euro, because this will generally cause our costs to decrease in real terms relative to our sales revenues.

The following table sets forth the rates of inflation in Russia, the rates of nominal depreciation of the RR against the U.S. dollar and euro and the rates of real change in the value of the RR against the U.S.$ and euro for the periods shown.

	Year ended December 31,		
	2002	2001	2000
Inflation (CPI)	15.1%	18.8%	20.1%
Nominal depreciation of the RR against the U.S.$	5.4%	7.0%	4.3%
Real appreciation of the RR against the U.S.$	9.2%	11.0%	15.2%
Nominal depreciation (appreciation) of the RR against the euro	25.0%	1.3%	(3.9)%
Real appreciation (depreciation) of the RR against the euro	(7.9)%	17.2%	25.0%

Period to period comparisons of our export sales revenues, as restated in constant RR, have been significantly affected by the real change in the value of the RR against the U.S. dollar and the euro. If our actual realized U.S. dollar or euro prices and the related sales for any periods being compared are the same, but between the periods the RR has appreciated in real terms against the U.S. dollar or the euro, the related sales expressed in constant RR will decline from one period to the next. If the real appreciation of the RR is great enough, our export prices and sales expressed in constant RR will decline from one period to the next even in circumstances where our actual realized U.S. dollar prices and the related sales have increased. Conversely, if the RR has depreciated in real terms against the U.S. dollar or the euro, our prices and the related sales expressed in constant RR will increase from one period to the next if our actual realized U.S. dollar or euro prices and related sales remain unchanged, and may increase even if our U.S. dollar or euro prices and related sales decline.

Impact of Monetary Effects. Our results of operations have also been substantially affected by the impact of nominal devaluation and inflation on the value of our monetary assets and liabilities. Nominal devaluation of the RR has generally resulted in foreign exchange gains on monetary assets denominated in foreign currencies and foreign exchange losses on monetary liabilities denominated in foreign currencies. These gains and losses are recorded on a net basis in our statements of operations under the caption "Exchange loss (gain)." Inflation has resulted in purchasing-power gains on monetary liabilities and purchasing power losses on monetary assets; because our financial statements are price-level restated, these gains and losses are recorded on a net basis in our statements of operations under the caption "Monetary gain."

Our high tax burden

We are subject to a wide range of taxes imposed at federal, regional, and local levels and are one of the largest sources of tax revenue to the federal authorities in Russia, as well as to the regional and local authorities in those regions and localities in which we operate. The combination of political pressure on the federal, regional and local authorities to address social and economic issues (and in particular the non-payment of salaries and pensions) and the difficulties associated with collecting taxes from companies and enterprises in financial difficulties, all increase the risk that the Government, as well as regional and local governments, will seek to mitigate these problems by increasing our already substantial tax burden.

Given the relative size of our activities in Russia, our tax burden is largely determined by the taxes payable in Russia. In addition to profits tax, we are subject to a number of other taxes in Russia, many of which are based on revenue or volumetric measures. The principal taxes to which we are subject in Russia (other than profits tax) are as follows:

- excise tax (to be abolished effective January 1, 2004);
- sales tax and VAT;
- natural resources production tax (which replaced geological and royalty taxes and mineral extraction taxes effective January 1, 2002), calculated based on the revenue generated from exploration and production activities;

- export duty;
- property tax; and
- social taxes and contributions, determined as a function of salaries and wages.

Our effective profit tax rates (current and deferred tax expense/benefit as a percentage of IFRS profit before profit tax and minority interest) for the years ended December 31, 2002, 2001 and 2000 were 82.1%, 92.0% and a benefit of 86.6%, respectively, while the statutory profit tax rates in Russia were 24%, 35% and 30% in, 2002, 2001 and 2000, respectively. The significant difference between our effective profit tax rates and the statutory rates and the volatility of those rates has been the result of:

- significant non-deductible expenses, primarily relating to social expenses;
- significant deferred tax benefits and expenses. The revaluation of property, plant and equipment for statutory tax purposes resulted in a deferred tax benefit in 2000. In each period, temporary differences related to property, plant and equipment affected deferred taxes due to the fact that a significant proportion of the tax base is based on independent appraisals while the financial reporting base is historical cost restated for changes in the general purchasing power of the RR;
- the impact of accounting for inflation which has increased our effective tax rate; and
- changes in Russian tax legislation.

Current profit tax expense for the years ended December 31, 2002, 2001 and 2000 was RR54,187 million, RR94,957 million and RR94,688 million, respectively. This represents a current profit tax rate (current profit tax expense as a percentage of IFRS profit before tax and minority interest) for the years ended December 31, 2002, 2001 and 2000 of 32.7%, 41.0% and 44.9%, respectively.

Effective January 1, 2002, the Russian Government adopted new tax legislation. This tax legislation included a number of changes, the most significant of which were:

- a decrease in the profit tax rate from 35% to 24%;
- the elimination of upper limits on the deductibility of expenses considered to be in the normal course of business;
- a general decrease in the useful lives of property, plant and equipment for tax accounting purposes;
- the elimination of independent appraisals or use of indices to increase the tax base of property, plant and equipment (capped to 30% of any increase associated with a revaluation as of January 1, 2002 and totally eliminated thereafter). No independent appraisal was undertaken or revaluation recorded for tax purposes as of January 1, 2002 as we projected tax losses at our parent company, which holds most of our property, plant and equipment, in light of the decrease in the tax depreciation lives of property, plant and equipment and did not want to increase the taxable base for property tax purposes;
- the elimination of investment tax credits, although this will have no significant impact because since June 1999 we have been unable to claim such credits due to the structure of our capital funding programs with subsidiaries. The capital funding program was structured in such a way to maximize management control over capital expenditures throughout our consolidated Group. We believe that the advantages of tighter control outweighed additional tax costs associated with the inability to claim the investment tax credits;
- the ability to deduct interest on business loans regardless of the source and use; and
- the ability to offset exploration expenditure against profit tax instead of against mineral restoration taxes.

We expect that our current and overall effective profit tax rates as percentages of IFRS profit will continue to be high for the foreseeable future.

We do not anticipate any significant change in our overall tax liability in 2004 to result from expected changes in Russian tax legislation. We expect that the increase in the export duty on oil and gas from 5% to 30% effective Janury 1, 2004, as approved by the Government on August 19, 2003, and an increase in the natural resources production tax rate from 16.5% of the price of gas produced (currently resulting in a tax of approximately RR30-35 per mcm of gas produced) to RR107 per mcm of gas produced, will be offset by the

elimination of the excise tax on natural gas (currently 15% of the sales price to Russian industrial consumers and 15% of the sales price less customs duties and transit costs for exports within the Commonwealth of Independent States, in particular to Ukraine, Belarus and Moldova, and 30% of the sales price less customs duties and transit costs for exports to other countries) effective January 1, 2004 and a resulting expected reduction in our profit tax liability.

On September 3, 1999 the Government issued regulation # 1002 allowing certain companies to restructure various overdue taxes, interest and fines due to the federal government authorities over ten years. During the years ended December 31, 2001 and 2002, certain of our subsidiaries signed such restructuring agreements. This resulted in the recognition of a gain in each of the respective periods based on the difference between the estimated fair value of the new agreements (based on discounted future cash flows) and the carrying amount of the old payables. This gain is reflected as gain on restructured taxes. Following the restructurings, we recognize the amortization of the discount as interest expense on taxes payable. Interest accrues on the restructured tax payables (excluding interest and fines) at a rate of 5.5% per annum, representing 1/10 of the Central Bank of Russia's annual financing rate (55%) as specified in the regulation, and is paid quarterly. This interest is also included in interest expense on taxes payable. If the terms of the restructuring are violated, the original nominal value of the tax payable (including interest and fines) becomes due, with additional interest of 1/300 of the Central Bank refinancing rate accruing daily.

Interest rates

We have significant short-term and long-term debt obligations with both fixed and variable interest rates. Fluctuations in interest rates therefore affect our financial results. We do not have any significant hedging arrangements to mitigate interest rate risks resulting from our financing activities.

Non-cash settlements

Historically, in common with other Russian companies, we have entered into agreements to settle a number of transactions by the transfer of goods and services, as opposed to cash. This results principally from the following factors:

- high inflation in Russia;
- unreliable banking services; and
- gas that we produce is required for the day-to-day operations of a number of our key suppliers.

As the general economic climate in Russia has improved, the value of these transactions has decreased.

While the use of barter transactions and illiquid promissory notes to settle commercial transactions continues to be prevalent in Russia, our reliance on such non-cash transactions has decreased as a proportion of the value of transactions. As can be seen in the table below, the percentage of non-cash settlements (i) related to total sales decreased from approximately 22% in the year ended December 31, 2000 to approximately 18% in the year ended December 31, 2002; (ii) related to domestic sales decreased from approximately 31% in the year ended December 31, 2000 to approximately 21% in the year ended December 31, 2002; and (iii) related to capital expenditures decreased from approximately 47% in the year ended December 31, 2000 to approximately 15% in the year ended December 31, 2002. The relative portion of non-cash settlements attributable to non-domestic sales increased in 2002 because cash payments in Russia increased while we continued our practice of accepting non-cash payments from Ukrainian customers in the form of transit services.

	Year ended December 31,		
	2002	**2001**	**2000**
% of non-cash settlements related to total sales	18%	18%	22%
% of non-cash settlements related to domestic sales	21%	23%	31%
% of non-cash settlements related to total capital expenditures	15%	31%	47%

Barter transactions have been substantially reduced and now non-cash settlements primarily represent mutual cancellations using promissory notes. We give promissory notes, mainly those of OAO Gazprom, to our suppliers in exchange for services or products. Such promissory notes are comparatively liquid in the Russian

market and are commonly traded by other Russian companies. The difference between the carrying value of the payables being settled and the face value of the promissory notes is recorded as interest expense within net finance costs. Promissory notes are shown separately in our balance sheet. See "—Liquidity and Capital Resources—Debt obligations."

Impairment of assets

Historically, our results have been significantly affected by impairment provisions on accounts receivable, inventory, assets under construction, property, plant and equipment, investments and other long-term assets. The impairment provision arising during the year ended December 31, 2002 was RR13,509 million, as compared to RR48,712 million arising during the year ended December 31, 2001 and RR124,806 million arising during the year ended December 31, 2000.

Our provisions for trade receivables have been significant. As of December 31, 2002 the balance sheet impairment provision for trade receivables was RR94,541 million, or 45.3% of the gross trade receivables balance. Provisions for trade receivables have related mainly to non-payment for natural gas sold to Ukraine, Moldova and Serbia and Montenegro and certain domestic consumers.

Our provisions for impairment of assets under construction have also been significant. As of December 31, 2002, the aggregate balance sheet provision related to assets under construction was RR95,570 million, or 32% of gross assets under construction. This primarily relates to the following projects: RR31,751 million for Khorosoveiskoye and Bovanenkovskoye field development, including part of Obskaya-Bovanenkovskoye railroad construction; RR20,474 million for the Novy Urengoi Chemical Complex; and RR8,470 million for the Long-Yugan-Salekhard-Labytnangi-Kharp pipeline. Although these projects have not been mothballed, under the current investment program we do not believe they will generate positive cash flows in the future.

Because of our operating cycle, certain significant decisions about capital construction projects are made after the end of our fiscal year. Accordingly, we typically have larger charges in the fourth quarter of our fiscal year as compared to other quarters.

Certain Acquisitions and Dispositions

Since January 1, 2000, we have made a number of acquisitions and dispositions.

January 1, 2000 through December 31, 2002

In January 2001, we exchanged a 57% interest in Lebedinsky GOK ("LGOK"), a mining and ore enrichment company operating in the Russian Federation, and a 17% interest in Oskolsky EMK for a 48% interest in ZAO Gazmetall ("Gazmetall"). Gazmetall is a metallurgical holding company with controlling interests in LGOK and Oskolsky EMK. In March 2002, we sold our 48% interest in Gazmetall for U.S.$70 million to OAO Oskolsky Metallurgical Plant, a subsidiary of Gazmetall. The financial effect of these transactions was not material to our financial position or results of operations.

In January 2001, we acquired 51% of the voting shares of OAO AK Sibur ("Sibur"), a leading producer and marketer of petrochemical products in Russia. The consideration of RR3,015 million consisted of a combination of cash, promissory notes issued by companies in our Group and other securities. Sibur was consolidated as a subsidiary effective from January 1, 2001.

In April 2002, the Federal Commission for the Securities Market cancelled the registration of additional stock issued to third parties by OAO Zapsibgazprom ("Zapsibgazprom"). As a result, we increased our interest in the ordinary share capital of Zapsibgazprom from 34.0% to 51.1%. In December 2002, we sold our 12% interest in OAO Arcticgas with a carrying value of RR1 million to the OAO NK Yukos group in exchange for 25.6% of the shares of Zapsibgazprom with a nominal value of RR300,000 and additional cash consideration of U.S.$2.95 million. We thereby increased our interest in the share capital of Zapsibgazprom from 51.1% to 76.7%.

In April 2002 we acquired an additional 32.8% of the voting shares in our production subsidiary OAO Vostokgazprom for RR2 million, increasing our interest from 51.0% to 83.8%. We hold these additional shares through our subsidiary Gazprom UK Ltd.

In July 2002, we acquired additional interests in ZAO Media-Most ("Media-Most"), in OAO TV Company NTV ("NTV") and in certain of our other media subsidiaries, as well as payables and promissory notes to third parties due by these companies. The consideration was paid partly in cash and partly through the forgiveness of debt owed to OAO Gazprom. As a result of this transaction we increased our interest in NTV from 65% to 95.6% and in Media-Most from 14.3% to 38.6%. This transaction also provided for us to acquire a further 39.6%

interest in Media-Most, but as of December 31, 2002 this interest was under court arrest and we did not control the voting rights for these shares.

In October 2002, we signed a framework agreement to sell non-controlling interests in certain media companies, including NTV, to Evrofinance Group (as nominee), the consideration for which is to be partially settled in cash and partially through the settlement of certain debt obligations of Media-Most and its media companies to us. The disposed interests primarily comprised those acquired in July 2002. As a result, our interest in NTV has been reduced to 65.3%. Under the framework agreement, Evrofinance Group is to contribute cash and these acquired interests into a new media holding company, of which we will own 51% and Evrofinance the balance. Our contribution into the new holding company will comprise the remaining interests in certain of our media subsidiaries. The transactions are expected to be completed by the end of 2003.

In October 2002, we added an additional participant to the Rosshelf joint activity, ZAO Sevmorneftegaz ("Sevmorneftegaz"). The Rosshelf joint activity was established to develop the Prirazlomnoye and Schtokmanovskoye fields in the Barents Sea. Sevmorneftegaz is a company jointly controlled by our subsidiary ZAO Rosshelf ("Rosshelf") and OAO Rosneft-Purneftegaz ("Rosneft-Purneftegaz"), a subsidiary of OAO NK Rosneft ("Rosneft"). In conjunction with its entry into the joint activity, in February 2003 Sevmorneftegaz made a non-cash contribution valued at RR4,334 million in exchange for a 48.9% interest in the Rosshelf joint activity. The effect of this transaction was to decrease our combined direct and indirect interest in the Rosshelf joint activity from 99.1% to 62.9%. As a result of a further contribution to the joint activity by Rosneft in July 2003, beneficial interests in the joint activity are now held 50% each by us and by Rosneft.

After December 31, 2002

In the third quarter of 2002, we signed agreements to acquire additional interests in a number of Russian petrochemicals companies, the majority of which were already affiliated with Sibur. The consideration to be paid is expected to consist of OAO Gazprom promissory notes that mature in 2005 and have a face value of RR19,494 million. In April 2003, following the completion of the necessary legal procedures, we established control over the majority of these companies and through their shareholdings in Sibur increased our controlling interest in the charter capital of Sibur from 50.7% to 75.7%.

In February 2003, the management of our wholly-owned subsidiary OOO Mezhregiongaz ("Mezhregiongaz"), acting in violation of our internal procedures, sold 40.1% (out of our total 46.4% interest) of the share capital of ZAO Agrochemical Corporation Azot ("Azot"), a large manufacturer of agricultural fertilizer in Russia, at its carrying value of RR394 million. We have sought the recovery of these shares from the three purchasers. Two of the purchasers subsequently agreed to sell their shares to us at the price originally paid; this resulted in our re-acquisition of 33.9% of Azot for RR333 million in April 2003, bringing our total stake to 40.1%. The third purchaser, OOO Alan Invest ("Alan Invest"), has refused to sell to us the remaining 6.26% that it acquired in February 2003, and we are pursuing litigation against Alan Invest to reacquire these shares. In July 2003 the Moscow arbitration court ordered that these shares be arrested pending its judgment. In July 2003 we acquired an additional 7.24% of Azot from SVL Holding S.A., a shareholder not involved in the February sale. We are currently working to amend the charters of our subsidiaries to help prevent similar acts by the management of our subsidiares in the future.

In March 2003 OAO Stroytransgaz transferred its interest in a joint activity to our subsidiary Gazprominvestholding in return for OAO Gazprom promissory notes with a face value RR5,719 million and payable in January 2004 that we had contributed into this joint activity in October 2002. As a result, we now control the 1,144 million ordinary shares in OAO Gazprom (or 4.83% of our shares) owned by the joint activity.

In April 2003 we acquired 25.9% of the ordinary shares of OAO Stroytransgaz for consideration with a fair value of RR3,335 million, including investments, promissory notes and cash.

Our asset reacquisition program

Our senior management has carried out an asset reacquistion program, through which we have reacquired certain assets from various entities.

In April 2002, we completed the repurchase of 32% of the shares in ZAO Purgaz ("Purgaz") from the Itera International Energy group of companies ("Itera") pursuant to a repurchase option provided by the 1999 share purchase agreement under which we had sold the shares to Itera for their nominal value. As a result, our interest in Purgaz rose from 19% to 51%, and Purgaz is consolidated in our consolidated financial statements from April 2002. Purgaz holds a license for the development of the Gubkinskoye gas field in western Siberia. In connection with the acquisition of these Purgaz shares, we paid Itera RR33,000 in cash (the nominal value of the shares) and financed Purgaz's repayment of RR6,594 million of financing originally provided by Itera to Purgaz to finance development work, thereby satisfying all of Purgaz's outstanding liabilities to Itera. Subsequent to its consolidation in April 2002, Purgaz contributed 4.5 bcm to our natural gas production volumes in 2002.

In February 2003 we acquired an additional 51.0% interest in OAO Severneftegazprom ("Severneftegazprom") from Itera at its nominal value of RR102,000, thereby increasing our interest in the share capital of Severneftegazprom to 100%. At the same time, we sold to Itera a 10.0% interest in OAO Sibirsky Oil and Gas Company at its book value of RR2.55 million as well as a 7.8% interest in OAO Tarkosaleneftegaz at its book value of RR356 million in satisfaction of Severneftegazprom indebtedness to Itera. Itera had acquired control over Severneftegazprom in 2001. We believe that the book value of consideration paid approximated the fair values of our interest in the net assets that we acquired in Severneftegazprom. Severneftegazprom holds a license for the development of the Yuzhno-Russkoye field.

ZAO Achimneftegaz ("Achimneftegaz") was created as a wholly-owned subsidiary of our subsidiary, OOO Urengoigazprom ("Urengoigazprom"), to accelerate development of the Achimov layer gas condensate deposit in the Urengoiskoye field. Achimneftegaz is currently working on the second section of the Achimov layer of the field. Several years ago, ZAO CTI-Sigma, an Itera affiliate, acquired a 49% stake in Achimneftegaz. We are currently taking measures to acquire a 48% stake in Achimneftegaz from the 49% previously acquired by ZAO CTI-Sigma.

We initially held a 51% stake in ZAO Nortgaz ("Nortgaz"), a company that holds licenses for the development of the North Urengoiskoye field. Our initial stake was reduced to 0.5% in 2001 as a result of a court decision invalidating our participation in a share issuance by Nortgaz in 1999 on the basis that the value of the property that we contributed to the company had not been approved by the Nortgaz Board of Directors. We are currently attempting to reacquire the Nortgaz shares we lost as a result of this prior decision through further court actions. According to published reports, Nortgaz has audited gas reserves of approximately 325 bcm. See "Business—Litigation and Investigations."

Certain Factors Affecting Our Liquidity and Capital Resources

We make significant capital expenditures to explore for natural gas, to develop our natural gas fields, to produce our natural gas, gas condensate and crude oil, and to maintain and expand the UGSS and international pipelines. Our capital expenditures (including cash advances to contractors and suppliers, which are recorded within other long-term assets, and excluding the effect of acquisitions of subsidiaries and reclassifications) were RR180,268 million in 2002, RR180,815 million in 2001 and RR162,991 million in 2000.

We make a significant portion of our capital expenditures using consideration other than cash. See "—Capital expenditures." In the years ended December 31, 2002, 2001 and 2000, our operating cash flows exceeded our cash capital expenditures by significant margins, but were not sufficient to cover our combined cash and non-cash capital expenditures.

Following is a table of our cash and non-cash capital expenditures in constant RR terms (including cash advances to contractors and suppliers and excluding the effect of acquisitions of subsidiaries and reclassifications):

	Year ended December 31,		
	2002	2001	2000
		(RR million)	
Cash capital expenditures	141,124	108,453	66,397
Interest paid and capitalized	12,998	16,711	19,923
Mutual cancellations and barter settlements	42,893	49,135	65,119
Other non-cash expenditures	(16,717)	6,516	11,552
Total capital expenditures	**180,268**	**180,815**	**162,991**

Other significant uses of our cash flows include servicing our debt and paying dividends. Interest paid, net of amounts paid and capitalized, was RR22,379 million, RR27,389 million and RR38,420 million, in the years ended December 31, 2002, 2001 and 2000, respectively. Interest paid and capitalized was RR12,998 million, RR16,711 million and RR19,923 million in those periods, respectively. We paid dividends of RR10,328 million, RR6,736 million and RR4,150 million for the years ended December 31, 2002, 2001 and 2000, respectively.

In the years ended December 31, 2002, 2001 and 2000, our borrowings exceeded our repayments of debt. Our borrowings net of repayments (including bonds and promissory notes) were RR41,803 million, RR27,684 million and RR15,789 million for the years ended December 31, 2002, 2001 and 2000, respectively. However, as a result of the inflation of our prior period debt balances due to the application of inflation accounting under IAS 29, our debt balances reported in our financial statements have declined significantly despite these net borrowings. See "—Debt obligations." Our cash and cash equivalents decreased in 2000 and then increased in 2001 and 2002.

Our plan for 2003 is to finance our budgeted capital expenditures, interest and dividends mainly out of operating cash flows, which we are planning to increase through our cost cutting program and through higher domestic tariffs and higher realized prices for, and increased volumes of, the natural gas we export. In addition, we expect sales of our non-core assets to contribute to the financing of our budgeted capital expenditures, interest and dividends. At the same time, we intend to reduce our debt through net repayments, and improve our mix of indebtedness. We plan to accomplish this by retiring a portion of our short-term RR denominated debt (in particular our short-term RR denominated promissory notes) and by refinancing other RR denominated debt with long-term borrowings in convertible currencies. There can be no assurance that we will be able to implement this plan.

Capital expenditures

Total capital expenditures (including cash advances to contractors and suppliers, which are recorded within other long-term assets, and excluding the effect of acquisitions of subsidiaries and reclassifications) increased from RR162,991 million in 2000 to RR180,815 million in 2001 and to RR180,268 million in 2002.

Most of our capital expenditures during these periods were for transportation infrastructure and for production assets. Capital expenditures on transportation infrastructure comprised RR86,176 million, or 47.8% of total capital expenditures in 2002, increasing from RR81,631 million, or 45.1% of total capital expenditures in 2001 and from RR56,978 million in 2000 or 35.0% of total capital expenditures in 2000. In 2002 capital expenditures on production assets comprised RR76,985 million, or 42.7% of total capital expenditures in 2002, increasing from RR74,890 million in 2001, or 41.4% of total capital expenditures in 2001 and RR59,453 million in 2000, or 36.5% of total capital expenditures in 2000, in line with our strategy to develop new gas fields, including Zapolarnoye, in order to maintain stable production volumes for the next ten years, and thereafter to increase production.

Total capital expenditures (including cash advances to contractors and suppliers and excluding the effect of acquisitions of subsidiaries and reclassifications) by segment for the years ended December 31, 2002, 2001 and 2000 in constant RR terms amounted to the following:

	Year ended December 31,		
	2002	2001	2000
		(RR million)	
Transportation	86,176	81,631	56,978
Production	76,985	74,890	59,453
Refining	7,125	5,371	3,627
Distribution	1,663	378	454
Other[1]	8,319	18,545	42,479
Total	**180,268**	**180,815**	**162,991**

Note:

(1) Includes expenditures for service activities such as drilling and automobile transport and repair.

Budgeted total capital expenditures by segment for our principal transportation, production, refining and certain distribution and service subsidiaries for the year ended December 31, 2002 was, and for the year ending December 31, 2003 is, as follows (expressed in nominal RR):

	Year ended December 31, 2002(1)	Year ending December 31, 2003
	(RR million)(2)	
Transportation	71,448	85,535
Production	65,567	93,486
Refining	2,220	3,183
Distribution	67	52
Other(3)	6,215	11,444
Total	145,517	193,700

Notes:

(1) For 2002 expenditures by our consolidated Group, see the preceding table.

(2) Expressed in nominal RR.

(3) Includes expenditures for service activities such as drilling and automobile transport and repair.

The Board of Directors initially approved a capital expenditure budget for 2003 of RR179,800 million, including RR73,840 million in respect of capital expenditures related to the Yamal project (including RR21,128 million for construction of the Zapolarnoye-Urengoi pipeline, RR20,950 million for construction of a pipeline from the northern region of the Tyumen Oblast to Torzhok and RR13,929 million for the development of the Zapolarnoye gas field). In July 2003, the Board of Directors approved an increase in the budget for 2003 of RR13,900 million (including RR4,700 million for further development of the Zapolyarnoye field, RR4,700 million for the Pestsovoye field and RR4,000 million for compressor stations). Our preliminary budget for capital expenditures for 2004 for our principal transportation, production, refining and certain distribution and service subsidiaries as approved by our Board of Directors in April 2003 is RR212,300, though the final allocation of these funds will not be determined until late 2003.

We expect that our future capital expenditures will be made primarily on developing and maintaining our pipeline network and production field development. We expect to maintain the current allocation of resources through 2006, at which point we anticipate increased expenditures in accordance with our plans to develop new gas fields. See "Business—Reserves and Production—Development Activities."

The actual amount and timing of capital expenditures are subject to change depending on economic and political conditions. We also may engage in strategic acquisitions if such opportunities arise.

Debt obligations

Our borrowings net of repayments were RR41,803 million, RR27,684 million and RR15,789 million for the years ended December 31, 2002, 2001 and 2000, respectively. However, as a result of the inflation of our prior period debt balances due to the application of inflation accounting under IAS 29, our debt balances are reported to have declined despite these net borrowings.

The overall decline in our borrowings as reported in our financial statements resulted from opposite movements in our long-term and short-term borrowings. Our long-term borrowings (including the current portion of long-term borrowings and long-term promissory notes payable), which are predominantly denominated in convertible currencies (mainly the U.S. dollar and the euro), are reported to have declined in constant RR terms at December 31, 2001 compared to December 31, 2000, and then to have increased at December 31, 2002. Our short-term borrowings (excluding the current portion of long-term borrowings but including short-term promissory notes payable), which are predominantly denominated in U.S. dollars as at December 31, 2002, 2001 and 2000, are reported to have increased in constant RR terms at December 31, 2001 compared to December 31, 2000, and then to have declined at December 31, 2002 compared to December 31, 2001, reflecting in part our strategy of refinancing short-term debt with long-term borrowings.

The following table shows our borrowings at December 31, 2002, 2001 and 2000 expressed in constant RR terms:

	December 31,		
	2002	2001	2000
	(RR million)		
Long-term borrowings			
Fixed interest rate borrowings	138,612	107,516	73,547
Weighted average interest rates for fixed rate borrowings	9.2%	9.1%	7.6%
Variable interest rate borrowings	207,754	220,910	270,578
Weighted average interest rates for variable rate borrowings	4.7%	6.4%	7.4%
Total long-term borrowings	**346,366**	**328,426**	**344,125**
RR denominated borrowings	31,548	39,767	33,106
Foreign currency denominated borrowings	314,818	288,659	311,019
Total long-term borrowings	**346,366**	**328,426**	**344,125**
Less: current portion of long-term borrowings	(97,763)	(91,013)	(63,889)
Add: long-term promissory notes, net of discount	20,218	14,259	8,463
Average discount on promissory notes	18.7%	26.5%	20.8%
Total long-term debt obligations	**268,821**	**251,672**	**288,697**
Short-term borrowings			
Fixed interest rate borrowings	85,421	102,077	89,173
Weighted average interest rates for fixed rate borrowings	10.1%	16.8%	20.0%
Variable interest rate borrowings	1,639	—	—
Weighted average interest rates for variable rate borrowings	6.8%	—	—
Total short-term borrowings	**87,060**	**102,077**	**89,173**
RR denominated borrowings	11,134	38,581	38,475
Foreign currency denominated borrowings	75,926	63,496	50,698
Total short-term borrowings	**87,060**	**102,077**	**89,173**
Plus: Current portion of long-term borrowings	97,763	91,013	63,889
Short-term promissory notes, net of discount	41,384	70,402	78,749
Average discount on promissory notes	16.3%	20.0%	34.5%
Total short-term debt obligations	226,207	263,492	231,811
Total debt obligations	495,028	515,164	520,508

The following table shows our actual U.S. dollar and euro denominated long-term borrowings (expressed in U.S. dollars) at December 31, 2002, 2001 and 2000 as well as the same balances expressed in constant RR terms:

	December 31,		
	2002	2001	2000
	(amounts in millions)		
Long-term convertible-currency-denominated borrowings			
U.S.$ denominated (expressed in U.S.$)	8,280	6,088	6,397
euro denominated(1) (expressed in U.S.$)	1,625	2,275	1,677
Total long-term convertible-currency-denominated borrowings expressed in U.S.$	9,905	8,363	8,074
Total long-term convertible-currency-denominated borrowings expressed in constant RR	314,818	288,659	311,019

Note:

(1) Converted at the euro to U.S.$ exchange rate of 1.04, 0.88 and 0.93 as of December 31, 2002, December 31, 2001 and December 31, 2000, respectively.

Our actual long-term borrowings denominated in convertible currencies decreased significantly in 2000, as we refinanced a portion of our borrowings denominated in convertible currencies with short-term borrowings

largely denominated in convertible currencies. Since 2000, however, our actual long-term borrowings denominated in convertible currencies have grown, as we increasingly financed our capital expenditures with long-term borrowings in the capital markets and began refinancing our short-term obligations.

Since December 31, 2002, we have incurred additional indebtedness as described below.

In January 2003, we received an unsecured loan from Deutsche Bank AG of U.S.$200 million for a two-year period at an interest rate of 9.1% per annum.

In February 2003 we received an unsecured loan from BNP Paribas Bank of euro 200 million for a one-year period at an interest rate of 9.8% per annum.

In February 2003 we received an unsecured loan from Morgan Stanley Bank AG in connection with the issuance of U.S.$1.75 billion Loan Participation Notes due 2013 at an interest rate of 9.625% per annum.

In March and April 2003 we received an unsecured loan from DEPFA Investment Bank Ltd. of U.S.$500 million due 2008 at an interest rate of 9.8% per annum.

In May 2003, Zarubezhgaz Erdgashandel GmbH ("ZGG"), a German subsidiary of ours, repaid the outstanding balance of a loan payable to an international banking consortium totalling euro 318 million. Simultaneously, ZGG received another loan from a different consortium for euro 280 million. The new loan bears interest at six-month EURIBOR plus a margin that varies from 1% to 2% depending on the debt service cover ratio. As of the borrowing date, the interest rate was 4.2% per annum. The loan is scheduled to be repaid from October 2003 to October 2007 (similar to the replaced loan).

In May and June 2003, we received two loans, each secured by a pledge of OAO Gazprom promissory notes, from Sberbank of RR4 billion each, each for a six month period and each at an interest rate between 10.5% and 12.5% (depending on the aggregate deposits that OAO Gazprom maintains at Sberbank).

In May and June 2003 we received unsecured loans from WestLB AG totalling $215 million for a two-year period at an interest rate of LIBOR plus 4%.

In June 2003, our Board of Directors approved the issuance of RR10 billion face value of three-year bonds to be issued on the Russian capital markets with a semi-annual coupon of 4%. This issuance was registered by the Federal Commission for the Securities Market on August 5, 2003. In accordance with Russian legislation, we may issue the bonds within one year of the date of the registration.

In June 2003, we received an unsecured loan from Deutsche Bank AG for U.S.$200 million for a three-year period at an interest rate of 8% per annum.

A significant portion of our long-term borrowings denominated in convertible currencies are collateralized by receivables under certain of our export contracts.

Contractual obligations and other commitments

The following table shows our schedule of repayments for long-term borrowings excluding long-term promissory notes at December 31, 2002, expressed in constant RR terms (in millions of RR):

Schedule of repayment for long-term borrowings (excluding long-term promissory notes)	December 31, 2002
Within one year	97,763
Between one and two years	92,378
Between two and five years	132,010
After five years	24,215
	346,366

The amount of outstanding guarantees issued to third parties increased by RR7,423 million to RR87,707 million at December 31, 2002 as compared to December 31, 2001. Of the increase, RR15,368 million was due to guarantees issued to banks for construction of the offshore portion of the Blue Stream pipeline. As of December 31, 2002 our guarantees balance included RR6,213 million of guarantees issued by subsidiaries under contracts for purchases of equipment, construction and installation works.

We have significant obligations to supply gas under long-term contracts with European customers.

BUSINESS

Overview

We are the world's largest natural gas company, and the world's largest publicly-traded hydrocarbons company, in terms of reserves, production and transportation. We supply substantially all of the natural gas consumed in Russia, approximately 50% of the natural gas consumed in the six FSU countries to which we export our natural gas—Belarus, Estonia, Latvia, Lithuania, Moldova and Ukraine—and approximately 26% of the natural gas consumed in Europe. For the year ended December 31, 2002, our sales net of excise tax, value added tax, customs duties and sales tax were RR644,687 million (U.S.$20.29 billion) and our operating profit was RR147,974 million (U.S.$4.66 billion). As of December 31, 2002, we had total assets of RR2,480,699 million (U.S.$78.06 billion) and total shareholders' equity of RR1,711,872 million (U.S.$53.87 billion).

Reserves. We estimate our reserves using the Russian reserves system, which differs significantly from SPE International Standards, in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves. As of December 31, 2002, we had Russian reserves system combined ABC1 reserves (including that portion of reserves attributable to us through shareholdings in our subsidiaries, entities in which we hold less than 50% and joint ventures) of 28.2 tcm of natural gas, 1,283.4 million tons (9.4 bbls) of gas condensate and 562.3 million tons (4.1 bbls) of crude oil, for a total of 179,483.0 mmboe. Most of our natural gas reserves are located in western Siberia and are tightly geographically concentrated. As of December 31, 2002, our three largest fields, Urengoiskoye, Yamburgskoye and Zapolyarnoye, all located in the Yamal-Nenets Region in western Siberia, accounted for 13.3 tcm of ABC1 natural gas reserves, or 47.2% of our total combined ABC1 natural gas reserves. The majority of our reserves outside of western Siberia are located in the Barents Sea and southern Russia.

Since 1997, DeGolyer and MacNaughton, an independent U.S. petroleum engineering consulting firm, has been evaluating our reserves according to SPE International Standards. As of December 31, 2002, DeGolyer and MacNaughton had evaluated 20 fields with proved reserves of 16.3 tcm of natural gas, 282.0 million tons (2,067.1 mmbls) of gas condensate and 7.7 million tons (56.2 mmbls) of crude oil and probable reserves of 1.5 tcm of natural gas, 77.9 million tons (571.3 mmbls) of gas condensate and 98.8 million tons (724.1 mmbls) of crude oil. We believe that the 20 fields evaluated by DeGolyer and MacNaughton are likely to contain most of our reserves that would be deemed proved or probable upon a full evaluation of our upstream properties.

Exploration and Production. As of June 30, 2003, we held 24 licenses for exploration and assessment (without development rights) with terms of up to five years, 16 combined hydrocarbon exploration, assessment and production licenses with initial terms of 25 years and with remaining terms of between 18 and 23 years and 75 production licenses with initial terms of 20 to 25 years and with remaining terms of between 10 and 20 years. In the year ended December 31, 2002, we produced 521.9 bcm of natural gas, 9.9 million tons (72.6 mmbls) of gas condensate and 706,400 tons (5.2 mmbls) of crude oil, for a total of 3,149.6 mmboe, as compared with 512.0 bcm of natural gas, 9.5 million tons (69.6 mmbls) of gas condensate and 704,400 tons (5.2 mmbls) of crude oil, for a total of 3,088.1 mmboe in the year ended December 31, 2001. Our production of natural gas in 2002 represented the first annual increase in our production since 1999. Our natural gas production represented approximately 87.7% of total natural gas production in Russia in 2002, as compared with 88.1% in 2001. Four of our production subsidiaries, Urengoigazprom, Yamburggazdobycha, Noyabrskgazdobycha and Nadymgazprom, together produced 91.8% of our natural gas in 2002, as compared with 92.5% in 2001. The Zapolyarnoye field, which came on stream in the third quarter of 2001, produced approximately 36.8 bcm of natural gas in 2002, or approximately 7% of our total natural gas production. In the three months ended March 31, 2003, we produced 143.1 bcm of natural gas, 2.6 million tons (19.0 mmbls) of gas condensate and 196,100 tons (1.4 mmbls) of crude oil, for a total of 862.7 mmboe, as compared with 140.4 bcm of natural gas, 2.4 million tons (17.8 mmbls) of gas condensate and 181,800 tons (1.3 mmbls) of crude oil, for a total of 845.5 mmboe, in the three months ended March 31, 2002.

Transportation. We own and operate the UGSS, which gathers, processes, transports, stores and delivers substantially all the natural gas sold in Russia. The UGSS comprises the world's largest high-pressure trunk pipeline system, with a total length of over 149,900 km (not including connecting pipelines), 256 compressor stations and 24 underground natural gas storage facilities. We control and manage the transportation of gas in the UGSS network from our central dispatch management center, located in Moscow. We transported 637.1 bcm and 630.6 bcm through the UGSS in 2002 and 2001, respectively, and 193.4 bcm and 179.4 bcm of natural gas in the three months ended March 31, 2003 and 2002, respectively. Although we use most of the UGSS capacity for the

transportation of the natural gas we produce or purchase, we also provide gas transportation services to third parties. Third-party use accounted for 12.7% and 12.9% of the total volume of natural gas supplied through the UGSS in 2002 and 2001, respectively.

As discussed more fully below, beginning in the late 1990s, we began acquiring interests in regional gas distribution companies. These regional gas distribution companies own and operate medium- and low-pressure pipelines that transport gas to end consumers.

Processing and Refining. Our refining operations are carried out by our wholly-owned refining facilities and our majority-owned subsidiary Sibur. For a discussion of Sibur, see "—Refining." Our refining facilities process natural gas for pipeline transportation, stabilize gas condensate and refine natural gas, gas condensate and crude oil into refined products. The processing, stabilizing and refining of natural gas, gas condensate and crude oil is carried out by six integrated refineries that remove hazardous and corrosive substances from natural gas and gas condensate and produce a broad range of products. The refineries also stabilize and refine gas condensate and crude oil as a single crude oil and condensate mixture. Our refineries produce products derived from natural gas such as dry marketable natural gas, de-ethanized natural gas, liquefied natural gas, ethane, helium, sulfur and odorant. Stabilized and refined products derived from gas condensate and crude oil include stable gas condensate, gas condensate distillate, diesel fuel, furnace fuel oil and automobile gasoline. In 2002 our wholly-owned refining facilities processed and refined 33.8 bcm of our natural gas and 9.5 million tons (69.6 mmbls) of our gas condensate and crude oil, for a total volume of 268.5 mmboe, compared to 34.6 bcm of our natural gas and 10.1 million tons (74.0 mmbls) of our gas condensate and crude oil, for a total volume of 277.7 mmboe in 2001. We also provide gas condensate refining services for third parties.

Exports. We export our natural gas to Europe through our wholly-owned trading subsidiary, Gazexport. Our exports to Europe also accounted for approximately 27.4% and 27.2% of the volume of natural gas we sold in 2002 and 2001, respectively. Net sales of natural gas to Europe accounted for 63.3% and 69.4% of our net gas sales in 2002 and 2001, respectively. According to the statistical survey CEDIGAZ—"Natural Gas in the World—2002," July 2003, we supplied 20% of the natural gas consumed in western Europe and 61% of the natural gas consumed in central and eastern Europe in 2002. Most of our exports are transported by pipeline through Ukraine and through the Yamal-Europe pipeline, part of which came on stream in 1999.

Domestic sales. We sell our products domestically through our wholly-owned subsidiary Mezhregiongaz and its 50 regional marketing companies, 43 of which we controlled as of June 30, 2003, to large industrial consumers, to regional gas distribution companies and to household consumers. Historically, Mezhregiongaz sold natural gas to third-party regional gas distribution companies and to large industrial consumers. Beginning in the late 1990s, we began acquiring interests through debt for equity swaps in regional gas distribution companies that had failed to pay for the gas we sold them. As of June 30, 2003, we had controlling interests in 113, and non-controlling interests in an additional 52, of the approximately 320 regional gas distribution companies in Russia. When we acquire controlling interests in the regional gas distribution companies, we are able to capture the transportation and regional energy sales tariffs that are payable to them in respect of the transportation services they provide.

We are testing a strategy to streamline our domestic marketing operations by removing Mezhregiongaz from our marketing chain and reassigning it primary responsibility for coordinating the collection of unpaid debts and developing our electronic trading market for gas. We believe that removing Mezhregiongaz from the marketing chain may result in cost and tax savings and increase the efficiency of our marketing.

New senior management. Our annual general meeting of shareholders in June 2001 began a process that has led to the replacement of substantially all of the senior management team that ran our business since the early 1990s. Our new senior management team devoted its attention first to familiarizing itself with our extensive operations and to reacquiring certain assets disposed of in prior years. Our senior management is now engaged in the implementation of our strategy, including initiatives relating to the disposition of non-core assets, cost reductions, debt reduction, priorities for the development of gas fields and infrastructure, and our relationship with the Government. See "—Strategy" and "Certain Factors Affecting our Financial Condition and Results of Operations—Liquidity and Capital Resources."

Relationship with the Government. The Russian Federation currently directly owns 38.37% of our shares, and representatives of the state hold six of the 11 seats on our Board of Directors. Moreover, our subsidiaries

hold approximately 16.26% of our shares (as of June 30, 2003), which they are entitled to vote as owners. In addition, we are a "natural monopoly" under the Russian Federal Law "On Natural Monopolies" No. 147-FZ dated August 17, 1995. As a result, the Government regulates and sets the prices we charge for gas supplied to the domestic market, the tariffs we charge for the transportation of third parties' gas through the UGSS and other matters affecting our business. For example, we are required to have our budget, capital expenditure program and borrowing program approved by the Government. Through its share ownership, representation on our Board of Directors and role as our regulator, the Government has a strong influence over our operations. At the same time, we play a significant role in Russia's financial system and economy. According to our analyses, we accounted for approximately 15% of federal budget revenues, approximately 20% of foreign exchange earnings and approximately 8% of GDP of the Russian Federation in 2002. See "Risk Factors—Risks Relating to our Business—The Government has exercised, and can be expected to continue to exercise, a strong influence over our operations."

Strategy

Our main strategic objective is to maintain and strengthen our position as a leading gas company, both domestically and globally, by continuing to adapt to a rapidly changing business environment. To achieve this objective, we plan to:

- meet our production targets, including achieving and maintaining our natural gas production target of not less than 530 bcm through 2010, increasing to 580 to 590 bcm by 2020 and 610 to 630 bcm by 2030;
- ensure the effective, reliable and balanced supply of gas to Russian customers; and
- fulfill our long-term export contracts and inter-governmental agreements on gas supply.

In implementing these plans, we intend to apply the following principles:

- managing our business effectively, with a view to enhancing the profitability of our assets and reducing our costs;
- respecting our shareholders' rights, including those of our major shareholder—the Russian Federation—as well as those of our minority shareholders;
- improving our corporate governance and the transparency of our business activities; and
- inculcating in our managers a sense of personal responsibility for the success of our business.

To implement these objectives, plans and principles, we have developed a number of strategic priorities, including:

Developing cost-effective sources of supply from our existing reserves base to replace declines in our largest old fields. Based on (i) our current export contract portfolio; (ii) anticipated future demand and prices domestically; and (iii) our reserves base, we believe that achieving and maintaining annual natural gas production of 530 bcm through 2010, increasing to 580 to 590 bcm by 2020 and 610 to 630 bcm by 2030 is strategically optimal. In light of expected continuing declines from three of our largest old west Siberian fields (Urengoiskoye, Yamburgskoye and Medvezhye), we intend to continue to invest in developing new production. Production from the Zapolyarnoye field began in 2001 and reached approximately 36.8 bcm in 2002. We plan to invest RR29.1 billion in 2004 and 2005 in developing the Zapolyarnoye field to full capacity. We intend to complete the development of Zapolyarnoye by 2006, after which its production should reach 100 bcm per year. We also intend to invest in new production from our other western and eastern Siberian, Far Eastern and southern Russian deposits and also in off-shore fields, including Obsk-Tazobskaya. See "—Reserves and Production—Development Activities." To develop and maintain this production as efficiently as possible, we intend to work closely with international energy service companies and local institutes, both of which are essential to ensuring the best use of the latest technologies.

Purchasing gas from Central Asia. To help maintain our natural gas sales while production from our mature fields declines, we have signed long-term agreements to purchase natural gas from Turkmenistan and Uzbekistan. Purchases from GTK Turkmenneftegaz, the state oil and gas company of Turkmenistan, are expected to be 5-6 bcm in 2004, rise to 6-7 bcm in 2005, 10 bcm in 2006, 60-70 bcm in 2007, and reach 70-80

bcm annually from 2009 to 2028. Purchases from AK Uztransgaz, the state gas company of Uzbekistan, are expected to be 3.2 bcm this year, rise to 7 bcm in 2004 and reach 10 bcm annually from 2005 to 2012.

Further developing transportation infrastructure to meet growing demand for gas and increase our flexibility in delivering gas to export and domestic markets. To meet domestic gas supply requirements and our contractual export obligations, we are developing new pipeline construction projects, such as Yamal-Europe (Torzhok-Poland), Russia-Turkey (Blue Stream), Zapolyarnoye-Urengoi, northern areas of the Tyumen region-Torzhok, and Pochinky-Izobilnoye-North Stavropolskoye Underground Gas Storage. We expect demand for gas in our core export market (Europe) to grow, and our export obligations to those markets to grow as well. We have recently completed and launched the first stage of the Blue Stream pipeline from Russia to Turkey under the Black Sea, with planned capacity of 16 bcm per year. We have also announced plans to develop a north European pipeline, from northwest Russia (under the Baltic Sea) to the German shore, with capacity of 20 bcm per year. The anticipated cost of the north European pipeline is U.S.$5.7 billion. Market research and planning for this project is currently underway. We are also proceeding with the Yamal-Europe project. The purpose of the project is to meet our contractual obligations to supply natural gas to Europe and to diversify export routes. Connecting the Yamal-Europe pipeline to the existing natural gas transportation network in Germany will allow for the full integration of this pipeline into the European gas network. In July 2003, our Board of Directors approved our participation in a consortium that plans to build the West-East pipeline across China. In addition, we are currently analyzing opportunities in Asian and other markets and the potential attractiveness of investments in gas production and transportation infrastructure, including liquified natural gas ("LNG") to meet anticipated demand growth and market opportunities in China, Japan, the United States and elsewhere.

Enhancing our refining capabilities. Our long-term refining strategy is to enhance our competitive position in Russia, the FSU and Europe, in particular through our subsidiary Sibur, one of Russia's leading petrochemical companies. We plan to modernize our gas processing and refining facilities at Sibur and elsewhere in order to increase our production of refined products overall (and our refining throughput) as well as the depth of our refining, allowing us to produce higher margin products.

Enhancing profitability by taking advantage of the profitable and growing European export markets and by increasing cash generation from domestic and FSU sales. In the year ended December 31, 2002, net sales of natural gas to Europe represented 27.4% of our total gas sales volumes and 63.3% of our net gas sales. We expect to increase our export sales volumes under our export contracts. This should allow us to enhance profitability. In addition, we intend to continue our current efforts to (i) improve the profitability of our domestic sales by lobbying the Government for price increases; (ii) improve payment discipline; and (iii) sell gas on the planned open domestic exchanges at prices above regulated prices.

Continuing to develop strategic partnerships, both internationally and in Russia. We have entered into various strategic partnerships, both domestically and abroad, and are continually seeking new opportunities to maximize the value of our assets through these relationships. We have established a joint venture, WINGAS GmbH ("WINGAS"), with BASF AG ("BASF"), that owns several pipelines in Germany and allows us to access that market further downstream than by delivering gas at the border only. We have also entered into strategic partnership agreements with Royal Dutch/Shell Group and with LUKOIL. LUKOIL produces natural gas at fields in western Siberia that are located close to our major natural gas fields. The agreement provides, *inter alia*, for cooperation in oil and gas projects in Russia and other countries from 2002 to 2005. Under this strategic partnership agreement, in March 2003 we concluded an agreement with LUKOIL according to which LUKOIL will sell us gas it has processed at its Nakhodkinskii gas field starting from the fourth quarter of 2005. In June 2003, we concluded an agreement with LUKOIL on the development of hydrocarbon structures in the Caspian Sea. We have also entered into cooperation agreements with Rosneft, including agreements for the development of the Shtokmanovskoye and Prirazlomnoye fields. We anticipate entering into strategic agreements with other domestic producers in the future.

Building our research and development capabilities further to ensure low-cost development, production and transportation of our gas to increasingly competitive markets. We invest in research and development in a number of scientific and technical areas. In general, our research and development focuses on expanding our mineral resource base, developing hydrocarbon deposits in new regions (for example, the Ob-Taz Estuary, Arctic offshore fields and the Yamal Peninsula), maintaining the reliability of the UGSS, ensuring production in fields that are being developed, optimizing financial, investment and pricing policies and increasing ecological and industrial safety. We are focusing on several specific projects, including researching how to extract natural gas cost-effectively from the Yamal Peninsula fields and increasing the efficiency of gas transportation via our pipelines. We are also focusing on developing and implementing new technologies by which to deliver our gas, including LNG.

Improving corporate governance by introducing best-practice management techniques and increased levels of transparency. At our 2002 general meeting of shareholders, we approved a new corporate governance charter outlining procedures for the protection of shareholders' rights. In addition, our Board of Directors adopted resolutions on September 27, 2002 whereby all transactions, whether with interested parties or not, involving (i) our shares, or interests or participations that we or our subsidiaries hold in other companies; (ii) loans or other borrowings having a value of greater than 0.3% of our unconsolidated net balance sheet assets determined under Russian accounting principles; and (iii) purchases or disposals of assets having a value greater than 0.3% of our unconsolidated net balance sheet assets determined under Russian accounting principles require prior approval by our Board of Directors. Our new management team, now consisting of an expanded and almost entirely new Management Committee, has also recently launched several initiatives to measure more accurately and improve our operating and financial performance, including programs related to optimizing domestic sales (including increasing cash collection), increasing internal controls over budget planning and execution, cost cutting and deployment of investment capital and debt management. Finally, we intend to continue our efforts with respect to increasing transparency through ongoing publication of interim and year-end IFRS accounts, improved levels of disclosure for public market financings and improved relations with our shareholders.

History and Privatization

Prior to 1991, the Russian gas industry was regulated by the Council of Ministers of the gas industry. State-owned concern "Gazprom," which was formed in 1991, was the successor to the Council of Ministers of the gas industry. This state-owned concern formed the basis for our transformation into a joint stock company in accordance with Presidential Decree No. 1333 of November 5, 1992 "On the Transformation of the State Gas Concern Gazprom into Russian Joint Stock Company Gazprom" ("Decree No. 1333") and Resolution of the Council of Ministers of the Government of the Russian Federation No. 138 of February 17, 1993 "On the Establishment of Russian Joint Stock Concern Gazprom" ("Order No. 138"). Decree No. 1333 made us responsible for ensuring the efficient operation and development of the UGSS. Decree No. 1333 and the Presidential Decree of the Russian Federation No. 2116 of December 6, 1993 made us responsible for natural gas exports through Gazexport, our wholly-owned foreign trade subsidiary.

Decree No. 1333 charged us with the following principal tasks:

- ensuring a reliable supply of natural gas to customers in Russia and to foreign customers, and supplying gas abroad under inter-governmental and inter-state agreements;
- conducting a coordinated technical and investment policy for maintaining and further developing the UGSS;
- controlling the operation of the UGSS;
- financing and constructing natural gas pipelines and high pressure outlets to service areas of Russia where natural gas was previously unavailable; and
- providing access for any independent producer of natural gas to the UGSS in proportion to the amount of natural gas produced by such independent producer in Russia, subject to Government regulation of the natural gas price mechanism.

Our functions as owner of the UGSS and providing access to the UGSS are now regulated in accordance with the Federal Law No. 69 FZ dated March 31, 1999 "On Gas Supply in the Russian Federation" (the "Gas Supply Law").

The Council of Ministers of the Russian Federation approved our original Charter in Order No. 138, and we were registered as an open joint stock company on February 25, 1993. In 1993 and 1994 the Government issued us with licenses pursuant to the Subsoil Resources Law of 1992, granting us rights to exploit hydrocarbon reserves.

Decree No. 1333 provided for the transfer to us of 100% of the share capital of enterprises comprising the UGSS, controlling equity stakes (not less than 51%) in a number of other entities that had been reorganized into joint stock companies, the interests of State Gas Concern "Gazprom" in Russian and foreign enterprises, and other assets of State Gas Concern "Gazprom," the privatization of which was not restricted. Decree No. 1333 also provided for all rights and obligations of State Gas Concern "Gazprom" to inure to our benefit, including its rights to use underground deposits and natural resources, as well as its rights and obligations under contracts. Gas producing enterprises Yakutgazprom and Norilskgazprom, which had been part of State Gas Concern "Gazprom," were reorganized into separate joint stock companies independent from us.

Decree No. 1333, Directive No. 58-rp of the President of the Russian Federation dated January 26, 1993, our privatization plan and certain other legislative acts issued by the President and the Government provided for:

- 15.0% of our shares to be sold by closed subscription to employees and the management of the enterprises comprising the reorganized UGSS;
- 33.9% of our shares to be sold to Russian individuals in return for privatization vouchers (of which 0.87% has not been sold and remains within federal ownership);
- 40.0% of our shares to be fixed for three years in federal ownership;
- 1.1% of our shares to be transferred to joint stock company "Rosgazifikatsiya" (a supplier of natural gas to end consumers); and
- 10.0% of our shares to be purchased by us before June 1, 1993 at nominal value in exchange for privatization vouchers and to be placed in the securities market within one year to finance the development of natural gas fields.

Presidential Decree of the Russian Federation No. 399 of March 20, 1996 extended by a further three years the original period during which 40% of our shares were to be retained in federal ownership. Presidential Decree of the Russian Federation No. 887 of July 25, 1998 reduced the percentage of our shares to be retained in federal ownership to 35%, in anticipation of the sale of 5% of our shares. The Government subsequently sold 2.5% of our shares to Ruhrgas through a privatization auction in December 1998. Although our privatization plan envisaged the sale of the other 2.5% in the second quarter of 1999, these shares were not sold and continue to be owned by the Government.

The Gas Supply Law states that at least 35% of the UGSS owner's shares (i.e., Gazprom) must be retained in federal ownership for an indefinite period of time and may only be disposed of pursuant to federal law. These shares, together with the 0.87% of our shares not placed during the privatization program in 1993 and 1994 and the 2.5% of our shares not sold in the second quarter of 1999, comprise the 38.37% of our shares currently directly held by the state.

Corporate Structure

We operate through a number of direct and indirect wholly- or majority-owned subsidiaries. In addition, we hold direct and indirect equity interests of between 21% and 50% in a number of other entities. Our subsidiaries include natural gas production subsidiaries; natural gas transportation subsidiaries; and subsidiaries responsible for a number of other activities, including technical supervision of our pipeline systems, oil and gas well drilling, research and development, data processing, banking and procurement.

We do not separately identify segments within our Group as we operate as an integrated business. However, information about our business can be analyzed based on five segments: (i) exploration and production (referred to in the notes to our financial statements as "production"); (ii) transportation; (iii) refining; (iv) marketing (referred to in the notes to our financial statements as "distribution"); and (v) other (which includes banking activities).

Head office. Our head office, located in Moscow, exercises a substantial degree of managerial and financial control over the operations of our subsidiaries. Head office functions include strategy, planning, external financing, financial reporting, allocation of financial resources and supervision of principal areas of operations, such as construction, drilling, production, transportation, some natural gas sales in Russia, and sales in the FSU and equipment procurement.

The dispatch management center, based at our head office, continuously monitors, controls and manages our natural gas transportation system throughout Russia. We also process operational information, including data on produced and transported natural gas volumes, at our head office. Our head office is also responsible for internal financial reporting for the preparation of consolidated accounts and for the monitoring of our cash receipts and cash requirements.

Exploration and Production. We operate our production segment through our production subsidiaries, which develop and operate our natural gas fields and related natural gas processing facilities. Our four principal natural gas production subsidiaries, Urengoigazprom, Yamburggazdobycha, Nadymgazprom and Noyabrskgazdobycha, are located in western Siberia. Together they accounted for 91.8% of our total natural gas production in 2002. Exploration and drilling operations are carried out by our wholly-owned subsidiary, Burgaz, which acts as both a direct service provider and a general contractor.

Transportation. We have a total of 19 wholly-owned natural gas transportation subsidiaries, of which five also produce and/or process natural gas. Our natural gas transportation subsidiaries are responsible for the transportation of natural gas along trunk pipelines and for the delivery of natural gas within their respective regions. As discussed more fully below, beginning in the late 1990s, we began acquiring interests in regional gas distribution companies, which own and operate medium- and low-pressure pipelines that transport gas to end consumers.

Refining. We operate our refining segment through our five principal refining subsidiaries, four of which are also engaged in natural gas production and transportation activities and engage in refining activities principally to remove corrosive substances from the natural gas they produce and to prepare it for transportation. In January 2001 we acquired 50.7% of the voting shares of Sibur, a leading seller of petrochemical products in Russia that is also involved in light hydrocarbons processing, and in April 2003 we increased our interest in Sibur to 75.7%. The acquisition of Sibur, one of Russia's leading hydrocarbon refining companies, has expanded our refining capacity. See "—Refining—Sibur."

Marketing. We export our products through our wholly-owned trading subsidiary, Gazexport. We sell our products domestically through our wholly-owned subsidiary Mezhregiongaz and its 50 regional marketing companies, 43 of which we controlled as of June 30, 2003, to large industrial consumers, to regional gas distribution companies and to household consumers. Historically, Mezhregiongaz sold natural gas to third-party regional gas distribution companies and to large industrial consumers. Beginning in the late 1990s, we began acquiring interests through debt for equity swaps in regional gas distribution companies that had failed to pay for the gas we sold them. As of June 30, 2003, we had controlling interests in 113, and non-controlling interests in an additional 52, of the approximately 320 regional gas distribution companies in Russia. The regional gas distribution companies own and operate medium- and low-pressure pipelines that transport gas to end consumers.

When we acquire controlling interests in the regional gas distribution companies, we are able to capture the transportation and regional energy sales tariffs that are payable to them in respect of the transportation services they provide.

We are testing a strategy to streamline our domestic marketing operations by removing Mezhregiongaz from our marketing chain and reassigning it primary responsibility to collect unpaid debts and develop our electronic trading market for gas. We believe that removing Mezhregiongaz from the marketing chain may result in cost and tax savings and increase the efficiency of our marketing. In accordance with this strategy, on a trial basis we concluded 15 contracts to sell gas directly to our regional marketing subsidiaries, and we will evaluate the results under these initial contracts in late 2003.

Other. We are engaged in various non-core activities that support our business. These activities include technical supervision of the pipeline system, construction activities supporting the operation of the UGSS,

research and development and non-core production activities such as the production of construction and telecommunications equipment. We also own Gazprombank, Russia's third largest bank measured by total assets, which meets most of our domestic banking needs, Gazfund, the largest private pension fund in Russia, which we use to provide pension services to our employees, and Sogaz, an insurance company that provides us with our insurance coverage.

We also own various other businesses that are not related to our core operations. These include Gazprom-Media, a holding company that owns various media production and distribution channels, other media companies and various other agricultural, civil, construction, medical care, insurance and telecommunications activities. In addition, we participate in a number of natural gas transportation and marketing joint ventures involving foreign partners. See "—Transportation—International Projects and Alliances for Transportation."

Reserves and Production

We are the world's largest producer of natural gas, and of hydrocarbons generally. Our major reserves and production areas are western Siberia, southern Russia, the Volga region and northern European Russia. As of December 31, 2002, we had Russian reserves system A, B and C1 reserves (including that portion of reserves attributable to us through shareholdings in our subsidiaries, entities in which we hold less than 50% and joint ventures) of 28.2 tcm of natural gas, 1,283.4 million tons (9.4 bbls) of gas condensate and 562.3 million tons (4.1 bbls) of crude oil, for a total of 179,483.0 mmboe.

Based on an evaluation conducted by DeGolyer and MacNaughton under SPE International Standards, we had 16.3 tcm of proved natural gas reserves, 1.5 tcm of probable natural gas reserves and 17.8 tcm of combined proved and probable natural gas reserves in 20 of our fields as of December 31, 2002. The 20 fields also contained proved reserves of 282.0 million tons (2,067.1 mmbls) of gas condensate and 7.7 million tons (56.4 mmbls) of crude oil and probable reserves of 77.9 million tons (571.0 mmbls) of gas condensate and 98.8 million tons (724.2 mmbls) of crude oil as of December 31, 2002. We believe that the 20 fields audited by DeGolyer and MacNaughton are likely to contain most of our reserves which would be deemed proved or probable upon a full audit of our upstream properties.

As of June 30, 2003, we held 24 exploration and assessment licenses with terms of up to five years (without development rights), 16 combined hydrocarbon exploration, assessment and production licenses with initial terms of 25 years and with remaining terms of between 18 and 23 years, and 75 exploration and production licenses with initial terms of 20 to 25 years and with remaining terms of between 10 and 20 years. We are in material compliance with all of our subsoil licenses.

In 2002, we produced 521.9 bcm of natural gas, 9.9 million tons (72.6 mmbls) of gas condensate and 706,400 tons (5.2 mmbls) of crude oil, for a total of 3,149.6 mmboe, representing the the first annual increase in our production of natural gas since 1999. In the three months ended March 31, 2003, we produced 143.1 bcm of natural gas, 2.6 million tons (19.0 mmbls) of gas condensate and 196,100 tons (1.4 mmbls) of crude oil, for a total of 862.7 mmboe.

We have budgeted approximately U.S.$50 billion through 2010 to maintain and increase exploration, production, transportation and refining of natural gas as part of our plans to achieve and maintain annual natural gas production of not less than 530 bcm through 2010, increasing to 580 to 590 bcm by 2020 and 610 to 630 bcm by 2030. We have also entered into a number of strategic alliances and joint ventures with major western and Russian oil and gas companies to develop fields in the Barents Sea, the Caspian Sea, western Siberia, China and the Persian Gulf (South Pars).

The following table sets forth certain data for our production segment for the periods indicated:

	For the year ended or as at December 31,		
	2002	2001	2000
Total natural gas production (bcm)	521.9	512.0	523.2
Depreciation (million RR)[1]	28,436	30,023	28,172
Capital Expenditure (million RR)[1]	78,248	70,898	59,453
Total Assets (million RR)[1]	623,155	536,126	536,667

Note:

(1) Constant RR as of December 31, 2002 purchasing power.

Reserves

We estimate our hydrocarbon reserves in accordance with the Russian reserves system. We have also had the reserves in 20 of our fields evaluated according to SPE International Standards by DeGolyer and MacNaughton, an independent petroleum engineering consulting firm, and this has yielded estimates of our proved and probable reserves as of December 31, 2002.

The Russian reserves system differs significantly from SPE International Standards, in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves, as described more fully below.

Russian Reserves System

The estimation of reserves of natural gas, gas condensate and crude oil can be broken down into two components: (i) geological reserves, or the quantities of natural gas, gas condensate and crude oil contained in the subsoil and (ii) extractable reserves, or the portion of geological reserves whose extraction from the subsoil as of the date the reserves are calculated is economically efficient given market conditions and rational use of modern extraction equipment and technologies and taking into account compliance with the requirements of subsoil and environmental protection.

The Russian reserves system is based solely on an analysis of geological reserves. Explored reserves are represented by categories A, B, and C1; preliminary estimated reserves are represented by category C2; potential resources are represented by category C3; and forecasted resources are represented by the categories D1 and D2. We have included in this Offering Circular only information about our explored reserves, or reserves in categories A, B and C1.

Category A reserves are calculated on the part of a deposit drilled in accordance with an approved development project for the oil or natural gas field. They represent reserves that have been analyzed in sufficient detail to define comprehensively the type, shape and size of the deposit; the level of the hydrocarbon saturation; the reservoir type; the nature of changes in the reservoir characteristics; the hydrocarbon saturation of the productive strata of the deposit; the content and characteristics of the hydrocarbons; and the major features of the deposit that determine the conditions of its development (mode of operations, well productivity, strata pressure, natural gas, gas condensate and oil balance, hydro- and piezoconductivity and other features).

Category B reserves are calculated on the part of a deposit drilled in accordance with either a trial industrial development project in the case of a natural gas field or an approved technological development scheme in the case of an oil field. They represent reserves in which natural gas, gas condensate and oil content is determined on the basis of commercial flows from wells at various depths.

Category C1 reserves are calculated based on the results of both commercial flows from operational wells and geological exploratory work, which are analysed to determine the type, shape and size of the deposit and the structure of the hydrocarbon bearing reservoir. The lithological content, reservoir type and characteristics, hydrocarbon saturation, liquid hydrocarbon displacement rate, level of hydrocarbon saturation of the productive strata, content and characteristics of the hydrocarbons under stratum and standard conditions productivity, hydro- and piezoconductivity of the stratum, stratum pressure, temperature, hydrocarbon balance and hydro-geological and geocryological conditions are analyzed according to test data from drilled wells, core analyses and comparisons with neighboring explored fields. Based on these analyses, preliminary data for trial industrial development in the case of a natural gas field or a technological development project in the case of an oil field is prepared.

For a description of C2, C3, D1 and D2 reserves and resources, see "Overview of the Russian Gas Industry and Its Regulation—Classification of Reserves."

SPE International Standards

While the Russian reserves system focuses on the actual physical presence of hydrocarbons in geological formations, and reserves are estimated based on the probability of such physical presence, SPE International Standards take into account not only the probability that hydrocarbons are physically present in a given

geological formation but also the economic viability of recovering the reserves (including such factors as exploration and drilling costs, ongoing production costs, transportation costs, taxes, prevailing prices for the products, and other factors that influence the economic viability of a given deposit).

Under SPE International Standards, reserves are classified as "proved," "probable" and "possible," based on both geological and commercial factors. We have included in this Offering Circular information about our proved and probable reserves as of December 31, 2002, based on the evaluation by DeGolyer and MacNaughton of 20 of our fields.

Proved reserves include reserves that are confirmed with a high degree of certainty through an analysis of the development history and/or volume method analysis of the relevant geological and engineering data. Proved reserves are those that, based on the available evidence and taking into account technical and economic factors, have a better than 90% chance of being produced.

Probable reserves are those reserves in which hydrocarbons have been located within the geological structure with a lesser degree of certainty because fewer wells have been drilled and/or certain operational tests have not been conducted. Probable reserves are those reserves that, on the available evidence and taking into account technical and economic factors, have a better than 50% chance of being produced.

An evaluation of proved and probable natural gas reserves naturally involves multiple uncertainties. The accuracy of any reserves evaluation depends on the quality of available information and engineering and geological interpretation. Based on the results of drilling, testing and production after the audit date, reserves may be significantly restated upwards or downwards. Changes in the price of natural gas, gas condensate or oil may also affect our proved and probable reserves estimates, as well as estimates of our future net revenues and net present worth, because the reserves are evaluated, and the future net revenues and net present worth are estimated, based on prices and costs as of the audit date.

Differences between SPE International Standards and SEC Standards

DeGolyer and MacNaughton conducted its evaluation of our 20 fields using SPE International Standards, which differ in certain material respects from standards applied by the United States Securities and Exchange Commission (the "SEC Standards"). The principal differences include the following:

Certainty of Existence. Under SPE International Standards, reserves in undeveloped drilling sites that are located more than one well location from a commercial producing well may be classified as proved reserves if there is "reasonable certainty" that they exist. Under SEC Standards, it must be "demonstrated with certainty" that reserves exist before they may be classified as proved reserves.

Duration of License. Under SPE International Standards, proved reserves are projected to the economic production life of the evaluated fields. Under SEC Standards, oil and gas deposits may not be classified as proved reserves if they will be recovered after the expiration of a current license period unless the license holder has the right to renew the license and there is a demonstrated history of license renewal.

Accordingly, information relating to our estimated natural gas, gas condensate and oil reserves included in this Offering Circular is not indicative of information that would be reported under SEC Standards.

We currently do not intend to engage DeGolyer and MacNaughton to evaluate our reserves to SEC Standards. If at some point in the future we were to do so, the adoption of SEC Standards could potentially cause the amount of estimated proved natural gas, gas condensate and oil reserves reported by us in future periods to be lower than would otherwise be reported under SPE International Standards. A relative decrease in the amount of estimated proved developed natural gas, gas condensate and oil reserves reported by us could, if material, affect the amount of depreciation and depletion expense, impairment charges or certain other financial information derived from or relating thereto reported by us in our consolidated financial statements in future periods.

Our Reserves

We estimate that we had combined ABC1 reserves of 28.2 tcm of natural gas, 1,283.4 million tons (9.4 bbls) of gas condensate and 562.3 million tons (4.1 bbls) of crude oil, for a total of 179,483.0 mmboe as of

December 31, 2002. Our wholly-owned production subsidiaries held mineral resource licenses at December 31, 2002 for 25.9 tcm of combined ABC1 natural gas reserves, while associated companies held licenses for another 4.6 tcm of combined ABC1 natural gas reserves (of which 2.3 tcm was attributable to us in proportion to our actual shareholding). This included 3.5 tcm of natural gas reserves owned by enterprises in which we own 50% or more (with our proportionate share equaling 1.9 tcm) and 1.1 tcm owned by enterprises in which we own less than 50% (with our proportionate share equaling 0.4 tcm). Our total combined ABC1 natural gas reserves represent approximately 60% of the total combined ABC1 natural gas reserves in Russia. Most of our reserves are concentrated in the very large Yamburgskoye, Bovanenkovskoye, Urengoiskoye, Zapolyarnoye, Astrakhanskoye, Kharasoveiskoye, Medvezhye and Orenburgskoye fields, each with combined ABC1 natural gas reserves of at least 500 bcm. More than half of our combined ABC1 natural gas reserves are in Cenomanian deposits, which are characterized by low bedding depth, high delivery rates of wells and dry natural gas.

As of December 31, 2002, DeGolyer and MacNaughton had evaluated our proved and probable reserves at 20 of our fields. The following table shows as of December 31, 2002 our total combined ABC1 natural gas, gas condensate and crude oil reserves and our combined ABC1 and proved and probable natural gas, gas condensate and crude oil reserves in these 20 fields. Approximately 87% of the proved and probable reserves evaluated in accordance with SPE International Standards are located in western Siberia. The remaining 13% are located in the Orenburg and Astrakhan Regions.

The correlation between A, B and C1 natural gas reserves and proved and probable natural gas reserves may differ in the fields that have not yet been evaluated by DeGolyer and MacNaughton, and we may not have any proved or probable reserves in those fields. Moreover, the correlation may vary at different times for the same fields.

All reserves amounts are given in proportion to our actual shareholding in non-wholly-owned subsidiaries, equity basis companies and joint ventures unless otherwise noted.

	As of December 31, 2002
Total reserves	**Combined ABC1**
Natural Gas (bcm)	28,159.0
Gas Condensate (mmbls)	9,407.3
Crude Oil (mmbls)	4,121.7

	As of December 31, 2002			
	Russian Reserves	**SPE International Standards**		
Reserves in our 20 fields audited to SPE International Standards[1][2]	**Combined ABC1**	**Proved**	**Probable**	**Combined Proved and Probable**
Natural Gas (tcm)	24.5	16.3	1.5	17.8
Gas Condensate (mmbls)	6,565.5	2,067.1[3]	571.3[3]	2,638.4[3]
Crude Oil (mmbls)	2,654.9	56.2[3]	724.1[3]	780.3[3]

Notes:

(1) Data presented here includes 90% of the reserves of the West Tarkosalinsk field. We do not hold a production license for this field; however, we have entered into an agreement with Purneftegazgeologia, the holder of the production license, pursuant to which we receive 90% of the production from the field in exchange for developing it. DeGolyer and MacNaughton included in its evaluation the West Tarkosalinsk field and credited 90% of the reserves of that field as our reserves, including proved and probable natural gas reserves of 203.0 bcm and 3.13 bcm, respectively, and combined ABC1 natural gas reserves of 234.9 bcm. When we estimate our combined ABC1 natural gas reserves, we also include 90% of the reserves of the West Tarkosalinsk field as our reserves.

(2) Data presented here includes 100% of the reserves of the Gubkinskoye field, though we only hold a 51% proportionate interest through our subsidiary Purgaz. When we estimate our combined ABC1 natural gas reserves, we include only 51% of the reserves at the Gubkinskoye field as our reserves.

(3) Amounts differ from those provided in the DeGolyer and MacNaughton letter attached as Appendix A because in this Offering Circular we use a conversion rate from metric tons to barrels of 1 ton = 7.33 barrels. Amounts in barrels provided in the DeGolyer and MacNaughton letter are calculated based on the specific gravities of each field.

The following table sets out our combined ABC1 and proved and probable natural gas reserves in our major fields as of December 31, 2002. All of our major fields, with the exception of the Shtokmanovskoye field, were included in the 20 fields evaluated by DeGolyer and MacNaughton.

The correlation between A, B and C1 natural gas reserves and proved and probable reserves may differ in the fields that have not yet been audited by DeGolyer and MacNaughton, and we may not have any proved or probable reserves in many of those fields. Moreover, the correlation may vary at different times for the same fields.

All reserves amounts are given in proportion to our actual shareholding in non-wholly-owned subsidiaries, equity basis companies and joint ventures.

	As of December 31, 2002			
	Russian Reserves	SPE International Reserves		
Fields	Combined ABC1[1]	Proved	Probable	Combined Proved and Probable
	(bcm)	(bcm)	(bcm)	(bcm)
Western Siberia (Urals federal district)				
Urengoiskoye	3,965.0[2]	2,691.5[2]	100.2[2]	2,791.7[2]
Yamburgskoye	4,288.1	2,936.2	305.1	3,241.3
Zapolyarnoye	3,425.0	2,778.3	159.6	2,937.9
Medvezhye	506.8	338.0	22.3	360.3
Komsomolskoye	499.9	449.8	8.0	457.8
Yamal Peninsula (Urals federal district)				
Bovanenkovskoye	4,186.3	3,270.1	291.4	3,561.5
Kharasaveiskoye	1,254.9	1,081.7	302.7	1,384.4
Barents Sea (Northwestern federal district)				
Shtokmanovskoye	2,536.4	not evaluated	not evaluated	not evaluated
Southern Russia (Southern federal district)				
Astrakhanskoye	2,531.1	197.9	42.8	240.7
Volga Region (Privolzhski federal district)				
Orenburgskoye	715.1	377.6	17.5	395.1
Total for named fields	23,908.6	14,121.1	1,249.6	15,370.7

Notes:

(1) Presents only data only for those elements of the fields as were considered in the independent audit as of December 31, 2002 by DeGolyer & MacNaughton.

(2) Includes natural gas extractable from the crude oil portion of the deposit.

The following table sets out our total combined ABC1 natural gas, gas condensate and crude oil reserves as of the dates indicated. All reserves amounts are given in proportion to our actual shareholding in non-wholly-owned subsidiaries, equity basis companies and joint ventures.

	As of December 31,		
	2002	2001	2000
	Combined ABC1		
Natural gas		(bcm)	
Aggregate Reserves:			
Reserves held through wholly-owned subsidiaries	25,873	26,051	26,563
Reserves held through majority-owned subsidiaries	1,919	1,886	1,830
Reserves held through other companies in which Gazprom has an equity stake	368	211	497
Total for Gazprom(1)	28,159	28,148	28,890
Reserves by region			
Western Siberia (Urals federal district)	22,992	22,983	23,576
Northern European Russia (Northwestern federal district)	1,479	1,496	1,613
Southern Russia (Southern federal district)	2,639	2,654	2,671
Volga Region (Privolzhski federal district)	913	929	956
Eastern Siberia (Siberian federal district)	136	85	74
Total for Gazprom(1)	28,159	28,147	28,890
Gas Condensate		(mmbls)	
Aggregate Reserves:			
Reserves held through wholly-owned subsidiaries	9,150	9,091	8,976
Reserves held through majority-owned subsidiaries	245	313	284
Reserves held through other companies in which Gazprom has an equity stake	12	53	75
Total for Gazprom(1)	9,407	9,456	9,335
Reserves by region			
Western Siberia (Urals federal district)	5,629	5,646	5,505
Northern European Russia (Northwestern federal district)	282	332	332
Southern Russia (Southern federal district)	2,944	2,972	2,999
Volga Region (Privolzhski federal district)	437	439	444
Eastern Siberia (Siberian federal district)	114	71	55
Total for Gazprom(1)	9,407	9,460	9,335
Crude Oil		(mmbls)	
Aggregate Reserves:			
Reserves held through wholly-owned subsidiaries	3,528	3,539	3,583
Reserves held through majority-owned subsidiaries	303	320	614
Reserves held through other companies in which Gazprom has an equity stake	290	325	148
Total for Gazprom(1)	4,122	4,184	4,345
Reserves by region			
Western Siberia (Urals federal district)	3,379	3,474	3,529
Northern European Russia (Northwestern federal district)	233	235	344
Southern Russia (Southern federal district)	23	5	1
Volga Region (Privolzhski federal district)	424	431	431
Eastern Siberia (Siberian federal district)	63	39	39
Total for Gazprom(1)	4,122	4,184	4,345

Note:

(1) Totals may not add due to rounding.

The following table sets out by major field our combined ABC1 natural gas reserves as of December 31, 2002. All reserves amounts are given in proportion to our actual shareholding in non-wholly-owned subsidiaries, equity basis companies and joint ventures.

Natural Gas Fields	As of December 31, 2002 Combined ABC1
Western Siberia (Urals federal district)	(bcm)
Urengoiskoye	5,514.6
Yamburgskoye	4,288.1
Zapolyarnoye	3,487.0
Medvezhye	577.3
Komsomolskoye	499.9
Yamal Peninsula (Urals federal district)	
Bovanenkovskoye	4,374.9
Kharasaveiskoye	1,258.9
Barents Sea (Northwestern federal district)	
Shtokmanovskoye	2,536.4
Southern Russia (Southern federal district)	
Astrakhanskoye	2,531.1
Volga Region (Privolzhski federal district)	
Orenburgskoye	825.7
Total for named fields	25,893.9

In the period from December 31, 2001 through December 31, 2002, our combined ABC1 natural gas reserves increased by 11 bcm after accounting for production as a result of our exploration and other activities.

Licenses

As of June 30, 2003, we held:

- 24 exploration and assessment licenses with terms of up to five years (without development rights);
- 16 combined hydrocarbon exploration, assessment and production licenses with initial terms of 25 years, and with remaining terms of mostly between 18 and 23 years; and
- 75 production licenses with initial terms of 20 to 25 years, and with remaining terms of mostly between 10 and 20 years.

We hold our subsoil licenses either directly or through our wholly-owned subsidiaries. The following table sets out which of our subsidiaries hold these licenses, and the number and type of licenses each of them held as of June 30, 2003:

	Type of License[1]			
	Exploration and Assessment	Exploration, Assessment and Production	Production	Total
Gazprom	4	2	0	6
Astrakhangazprom	0	1	1	2
Bashtransgaz	0	0	1	1
Kaspiygazprom	0	7	0	7
Kavkaztransgaz	0	0	13	13
Kubangazprom	0	4	35	39
Nadymgazprom	1	0	6	7
Noyabrskgazdobycha	1	0	4	5
Orenburggazprom	8	1	1	10
Severgazprom	7	0	4	11
Severneftegazprom	0	0	1	1
Surgutgazprom	0	0	1	1
Tyumentransgaz	0	0	3	3
Uraltransgaz	1	0	0	1
Urengoigazprom	2	0	3	5
Yamburggazdobycha	0	1	2	3
All Subsoil Users	24	16	75	115

Note:

(1) Licenses are categorized by type in accordance with the official indexing established at the time the license is issued. In practice, while a license may be officially indexed as a production license, it may also authorize exploration and assessment activities.

None of our exploration, assessment and production licenses or production licenses expires prior to 2012.

In accordance with federal legislation, licenses are issued by the federal subsoil management authority jointly with the authority of the relevant constituent entity of the Russian Federation. Most of our hydrocarbon exploration, assessment and production licenses were granted in 1993 through 1996 in accordance with the Subsoil Resources Law, as well as regulatory acts issued in 1992 that govern the licensing and use of the subsoil. The principal negotiations in obtaining licenses involve the timing for bringing fields on stream. The timing we propose is generally accepted.

The term of a license may be extended at the initiative of the subsoil user where the license holder complies with the terms of the license and where the development of the field requires completion or liquidation. The licenses impose certain obligations on us to provide employment, develop local infrastructure, pay local and federal taxes and meet certain requirements relating to environmental matters. Licenses may be suspended or revoked if we fail to comply with their terms. See "Overview of the Russian Gas Industry and Its Regulation—Russian Regulation." We believe we are in substantial compliance with the terms of all of our material subsoil licenses (although minor technical breaches may have occurred such as untimely submission of materials for official evaluation and preparation of development documents) and we expect to extend existing licenses at their scheduled expiration. As of the date of this Offering Circular, there have been no suspensions of production as a result of decisions by the relevant federal and regional authorities. See "Risk Factors—Risks Relating to our Business—Our licenses may be suspended, amended or terminated prior to the end of their terms, and we may not be able to obtain or maintain various permits and authorizations."

Exploration Activities

We are continually engaged in the exploration for new deposits of natural gas. This involves geological and seismic exploration in our existing license areas and fields, as well as exploration work in prospective new fields.

Approximately 76% of the 49 exploration and appraisal wells we have completed from 2000 through 2002 have yielded discoveries or positive appraisals confirming our estimates regarding hydrocarbons in place. In 2001, we completed 11 exploration and appraisal wells, of which seven yielded discoveries or positive appraisals confirming estimates regarding hydrocarbons in place. In 2002, we completed 22 exploration and appraisal wells,

of which 20 yielded discoveries or positive appraisals confirming estimates of hydrocarbons in place. Our current exploration strategy is to focus on the exploration of new fields and natural gas-bearing horizons in close proximity to fields that have already been developed and have processing and transportation infrastructure. We believe that this strategy will allow us to maximize the percentage of successful drilling at as low a cost as possible and to minimize the investment required for processing and implementation.

In 2002 we opened six new fields in western Siberia and in Krasnoyarsk Krai. We are currently in the process of estimating the reserves of these fields. We are currently conducting exploration activities in eastern Siberia, the Republics of Bashkortostan, Dagestan and Komi, and Arkhangelsk, Astrakhan, Orenburg, and Stavropol regions. The Government is currently considering a development and exploration program for eastern Siberia in which we would be responsible for coordinating the development of natural gas fields and transportation infrastructure in the region.

The following table sets out data by geographic region on the exploration wells we completed in the periods indicated:

	For the year ended December 31,		
	2002	**2001**	**2000**
Western Siberia (Urals federal district)			
Successful	17	2	6
Dry	1	1	3
Total	18	3	9
Northern European Russia (Northwestern federal district)			
Successful	0	2	1
Dry	0	0	0
Total	0	2	1
Southern Russia (Southern federal district)			
Successful	0	3	1
Dry	0	2	2
Total	0	5	3
Volga region (Privolzhski federal district)			
Successful	3	0	2
Dry	1	1	1
Total	4	1	3
Total			
Successful	20	7	10
Dry	2	4	6
Total	22	11	16

Production Activities

We produce natural gas, gas condensate and crude oil from 75 fields located in various regions of the Russian Federation. The majority of our natural gas production is from the Cenomanian layer, which is located approximately 850 to 1,500 meters below the surface. Our main production regions are as follows:

Western Siberia region (Urals federal district). This is our main natural gas production region and is characterized by severe weather conditions. There are 12 active natural gas, gas condensate and crude oil fields in the Nadym-Pur-Taz region of western Siberia. Our wholly-owned production subsidiaries Nadymgazprom, Urengoigazprom, Yamburggazdobycha and Noyabrskgazdobycha operate in this region as well as Purgaz, of which we own 51% and have a proportionate share in its output, which together accounted for 92.5% of our natural gas, 51.4% of our gas condensate and 72.1% of our crude oil production in 2002. Four of our leading fields, Medvezhye, Urengoiskoye, Yamburgskoye and Zapolyarnoye, are located in this region.

Northern European Russia (Northwestern federal district). This region is characterized by severe weather conditions and has four active gas condensate fields which accounted for 0.6% of our natural gas and 3.8% of our gas condensate production in 2002. The operating production company for this region is Severgazprom.

Southern Russia (Southern federal district). This area is comprised of two regions, Astrakhan Oblast and the northern Caucasus. The Astrakhan region contains one active gas condensate field, Astrakhanskoye, which accounted for 2.1% of our natural gas and 38.4% of our gas condensate production in 2002. The operating company for this field is Astrakhangazprom. These 57 fields in the northern Caucasus region accounted for 0.4% of our natural gas and 1.3% of our gas condensate in 2002. This production is carried out by Kubangazprom and Kavkaztransgaz.

Volga region (Privolzhski federal district). There is one active oil and gas condensate field, Orenburgskoye, in the Volga region which accounted for 4.1% of our natural gas, 3.2% of our gas condensate and 27.2% of our crude oil production in 2002. The operating company for this field is Orenburggazprom, which produces, processes and transports natural gas.

Eastern Siberia (Siberian federal district). Our subsidiary Vostokgazprom, of which we own 83.8% and have a 100% share in its production, produces natural gas from two gas fields in this area. In 2002, this area accounted for 0.3% of our natural gas, 1.9% of our gas condensate and 0.8% of our crude oil production subsequent to the commencement of production by Vostokgazprom in the second quarter of 2002.

Natural Gas. In 2002, we produced 521.9 bcm of natural gas (compared to 512.0 bcm in 2001) and accounted for approximately 87.7% of the natural gas produced in Russia. We plan to achieve and maintain annual production of not less than 530 bcm through 2013, increasing to 580 bcm by 2020 and 610 bcm by 2030.

Gas Condensate. We produced 9.9 million tons (72.6 mmbls) of gas condensate in 2002 (compared to 9.5 million tons (69.4 mmbls) in 2001). Our production of gas condensate has increased in recent years as we have commissioned new gas condensate fields, including new areas at the Yamburgskoye field. We intend to continue to increase our gas condensate production, particularly in the Yamburgskoye and Astrakhanskoye fields, and to bring on stream the Yen-Yakhinskoye field during 2003.

Crude oil. In 2002, we produced approximately 706,400 tons (5.2 mmbls) of crude oil (compared to 704,400 tons (5.2 mmbls) in 2001) from the crude oil perimeters of the fields at which we produced crude oil.

The following table sets out certain production data by region for our wholly-owned and certain other subsidiaries for the periods indicated. Most of our production activities are conducted through wholly-owned subsidiaries.

	For the three months ended March 31,			
	2003		2002	
	Volume	Percentage of overall production	Volume	Percentage of overall production
Western Siberia (Urals federal district)[1]				
Natural Gas (bcm)	132.7[2]	92.7[2]	130.9	93.2
Gas Condensate (mmbls)	9.6	50.3	9.3	52.1
Crude oil (mmbls)	0.9	63.6	0.9	70.0
Combined (mmboe)	791.5	91.7	780.7	92.3
Northern European Russia (Northwestern federal district)				
Natural Gas (bcm)	0.7	0.5	0.7	0.5
Gas Condensate (mmbls)	0.6	3.2	0.7	4.0
Combined (mmboe)	4.7	0.5	4.8	0.6
Southern Russia (Southern federal district)				
Natural Gas (bcm)	3.4	2.4	3.2	2.3
Gas Condensate (mmbls)	7.6	39.8	7.2	40.2
Crude oil (mmbls)	0.2	11.1	trace	0
Combined (mmboe)	27.7	3.2	26.0	3.1
Volga region (Privolzhski federal district)				
Natural Gas (bcm)	5.3	3.7	5.6	4.0
Gas Condensate (mmbls)	0.6	2.9	0.7	3.7
Crude oil (mmbls)	0.4	24.7	0.4	30.0
Combined (mmboe)	32.1	3.7	34.0	4.0
Eastern Siberia (Siberian federal district)[3]				
Natural Gas (bcm)	1.0	0.7	—	—
Gas Condensate (mmbls)	0.7	3.8	—	—
Crude oil (mmbls)	trace	0.6	—	—
Combined (mmboe)	6.6	0.8	—	—
Total[4]				
Natural Gas (bcm)	143.1	100	140.4	100
Gas Condensate (mmbls)	19.0	100	17.8	100
Crude oil (mmbls)	1.4	100	1.3	100
Combined (mmboe)	862.7	100	845.5	100

Notes:

(1) Includes 90% of the production at the West Tarkosalinsk field. We do not hold a production license for this field, but we have entered into an agreement with Purneftegazgeologia, the holder of the production license, pursuant to which we receive 90% of the production from the field in exchange for developing it.

(2) Includes our 51% share in natural gas produced at the Gubkinskoye field subsequent to the consolidation of Purgaz into our consolidated financial statements in April 2002. See "Certain Factors Affecting our Financial Condition and Results of Operations—Certain Acquisitions and Dispositions."

(3) Constitutes 100% of the output of Vostokgazprom. We are entitled to 100% of the output of Vostokgazprom, though we hold only an 83.8% interest. Vostokgazprom commenced production in the second quarter of 2002.

(4) Totals may not add due to rounding.

For the year ended December 31,					
2002		2001		2000	
Volume	Percentage of overall production	Volume	Percentage of overall Production	Volume	Percentage of overall production
482.8[2]	92.5[2]	473.5	92.5	484.0	92.5
37.3	51.4	36.4	52.5	36.9	54.2
3.7	72.1	3.7	72.2	3.8	71.2
2,882.7	91.5	2,827.1	91.5	2,889.4	91.6
2.9	0.6	3.2	0.6	3.3	0.6
2.7	3.8	2.8	4.0	2.7	4.0
19.8	0.6	21.6	0.7	22.2	0.7
12.9	2.5	12.5	2.4	11.7	2.2
28.8	39.7	27.6	39.7	25.7	37.7
trace	0	trace	0.5	trace	0.2
104.8	3.3	101.2	3.3	94.6	3.0
21.5	4.1	22.8	4.5	24.1	4.6
2.3	3.2	2.6	3.8	2.8	4.0
1.4	27.2	1.4	27.3	1.5	28.6
130.3	4.1	138.2	4.5	146.1	4.6
1.8	0.3	—	—	—	—
1.3	1.9	—	—	—	—
trace	0.8	—	—	—	—
12.0	0.4	—	—	—	—
521.9	100	512.0	100	523.2	100
72.6	100	69.4	100	68.1	100
5.2	100	5.2	100	5.3	100
3,149.6	100	3,088.1	100	3,152.8	100

Major Producing Fields

The following tables set out certain production and other information for our major producing fields in the periods indicated. The fields accounted for 87.2%, 88.1% and 88.2% of our total natural gas production in the years ended December 31, 2002, 2001 and 2000, respectively. The production licenses for these fields are held by wholly-owned subsidiaries.

	Startup year	License expiry year	Peak production year	Peak annual production (bcm of natural gas)
Western Siberia (Urals federal district)				
Urengoiskoye	1977	2013	1987	304.5
Yamburgskoye	1985	2018	1994	179
Medvezhye	1971	2018	1983	75
Zapolyarnoye	2001	2018	2006[(1)]	100[(1)]
Komsomolskoye	1993	2012	2003[(1)]	32[(1)]
Southern Russia (Southern federal district)				
Astrakhanskoye	1987	2019	2004[(1)]	12[(1)]
Volga region (Privolzhski federal district)				
Orenburgskoye	1970	2018	1985	49.4

Note:

(1) Estimated.

	For the three months ended March 31,					
	2003			2002		
	Natural gas (bcm)	Gas condensate (mmbls)	Crude oil (mmbls)	Natural gas (bcm)	Gas conden sate (mmbls)	Crude oil (mmbls)
Western Siberia (Urals federal district)						
Urengoiskoye	41.5	6.8	0.9	46.9	6.4	0.9
Yamburgskoye	41.8	2.7	0	44.9	2.9	0
Zapolyarnoye	16.1	0	0	7.6	0	0
Medvezhye	7.9	0	0	8.5	0	0
Komsomolskoye	8.2	0	0	8.0	0	0
Southern Russia (Southern federal district)						
Astrakhanskoye	2.9	7.4	0	2.7	7.0	0
Volga region (Privolzhski federal district)						
Orenburgskoye	5.3	0.6	0.4	5.6	0.7	0.4
Total for named fields[(1)]	123.7	17.5	1.3	124.2	17.0	1.3

Note:

(1) Totals may not add due to rounding.

Production

For the year ended December 31,								
2002			2001			2000		
Natural gas (bcm)	Gas Condensate (mmbls)	Crude Oil (mmbls)	Natural gas (bcm)	Gas Condensate (mmbls)	Crude oil (mmbls)	Natural gas (bcm)	Gas Condensate (mmbls)	Crude oil (mmbls)
166.9	26.3	3.7	180.4	26.6	3.7	193.3	25.8	3.8
157.1	11.0	0	166.0	9.8	0	168.0	11.1	0
36.8	0	0	7.1	0	0	0	0	0
30.9	0	0	33.4	0	0	35.8	0	0
31.1	0	0	31.0	0	0	30.5	0	0
10.9	27.9	0	10.5	26.9	0	9.8	25.0	0
21.5	2.3	1.4	22.8	2.6	1.4	24.1	2.8	1.5
455.2	67.5	5.1	451.2	66.0	5.1	461.5	64.7	5.3

Production Costs

Our production costs largely reflect the geological composition of the hydrocarbon deposit under production as well as the cost of operating and maintaining the supporting infrastructure in the surrounding region.

Current production costs at three of our leading fields, Medvezhye, Urengoiskoye and Yamburgskoye, will likely increase because we will be required to use more expensive extraction techniques to compensate for declining pressure in the deposits and to extract natural gas from deeper, more geologically complex deposits. Production costs at our fields in the Yamal Peninsula are also expected to be high. Our strategy is to mitigate these higher costs of production through the development and use of new technologies and through the low costs of production at our Zapolyarnoye field due to the geological structure of its deposit and the proximity of the field to existing supporting infrastructure.

Development Activities

We are engaged in developing new fields for commercial production and aim to achieve and maintain annual natural gas production of not less than 530 bcm through 2010, increasing to 580 to 590 bcm by 2020 and 610 to 630 bcm by 2030. The development of our fields involves drilling and completing production wells, installing units for processing of natural gas for transportation and installing booster compressor stations to compensate for the loss of pressure in our fields with declining production.

The following table sets out data by region on the development wells we drilled in the period from 2000 to 2002 and for the three months ended March 31, 2003 and 2002, respectively:

	For the three months ended March 31,		For the year ended December 31,		
	2003	2002	2002	2001	2000
Western Siberia (Urals federal district)	45	42	176	117	39
Northern European Russia (Northwestern federal district)	0	0	0	0	0
Southern Russia (Southern federal district)	2	2	6	6	1
Volga region (Privolzhski federal district)	1	1	5	5	0
Total	48	45	187	128	40

There is typically a lag time of several years between discovery and development of a field. Our strategy is to develop fields only when required to meet our production plans.

The Urengoiskoye, Yamburgskoye and Medvezhye fields in the Nadym-Pur-Taz region of western Siberia have historically accounted for the bulk of our production. Production from these three leading fields has been declining in recent years and will continue to decline significantly in the years ahead as we deplete the natural gas deposits in these fields. See "Risk Factors—Risks Relating to our Business—If we fail to develop our undeveloped fields, our production levels will decline materially" and "—Production Activities." To achieve and maintain our targeted production levels, we plan to bring our Zapolyarnoye field to its targeted production level of 100 bcm per year, to finalize the completion of the Yubileinoye field, the Cenomanian layers of the Vyngayakhinskoye and Etypurovskoye fields and the Kharvutinskoye area of the Yamburgskoye field, and to commence development of the Pestsovoye field, the Aneryakhinskoye area of the Yamburgskoye field, the Valanginian layers of the Yen-Yakhinskoye field no later than 2008. After 2008, we plan to maintain our production level by bringing on stream the Valanginian layer of the Zapolyarnoye field and the Bovanenkovskoye or Kharasaveiskoye field of the Yamal peninsula.

We are currently engaged in significant development projects including:

Zapolyarnoye field. This field is located adjacent to our main producing fields in the Nadym-Pur-Taz region and we are currently developing its Cenomanian layer, which is characterized by low bedding depth, high delivery rates of wells and dry natural gas. The field commenced commercial production in the third quarter of 2001 after we commissioned a gas treatment plant ("GTP") with a design capacity of 35 bcm, which enabled us to produce 7.1 bcm of natural gas during the remainder of 2001. In December 2002 we commissioned a second GTP, which increased the Zapolyarnoye field's total annual natural gas production capacity to 67.5 bcm. During 2002, we produced approximately 36.8 bcm of natural gas from the Zapolyarnoye field. After we commission a planned third GTP and complete development of the field, we expect annual natural gas production capacity to increase to approximately 100 bcm, by 2006. We expect to make additional investments of approximately RR29.1 billion in developing the field in 2004 and 2005. We anticipate that we will be able to sustain peak

production of 100 bcm per year for about a 12-year period starting from 2006. Development of the Zapolyarnoye field will partially compensate for the declining production in our mature fields and the overall decrease in our natural gas production in western Siberia.

Yubileinoye field. This field has been under development since 1993. In 2002, production from the field was 17.6 bcm, as compared to 17.4 bcm in 2001. We expect the field to become fully operational in 2003 with a production level of 20 bcm per year. We plan additional investments in the development of the field to be RR2.6 billion.

Kharvutinskoye area of the Yamburgskoye gas condensate field. This area is located in the Nadym-Pur-Taz region. It was brought on stream in 1996 and produced 8.6 bcm of natural gas in 2002, as compared to 4.5 bcm in 2001. We have made it a high priority to increase gas production in this area to 25 bcm by 2009, and have planned for capital investments of RR27.8 billion through 2007 for this project.

Pestsovoye field. The Pestsovoye field is located in western Siberia. We have planned capital investments of RR23.0 billion through 2004 to complete developing this field for commercial production and bring it on stream in 2004. The field is expected to reach a planned annual production capacity of 27.5 bcm of natural gas per year in 2007.

Aneryakhinskoye area of the Yamburgskoye field. This field is located in western Siberia. We have planned capital investments of RR14.7 billion through 2004 to develop natural gas production in this area of the Yamburgskoye field and anticipate bringing it on stream in 2004. This area is expected to reach its planned production capacity of 10 bcm of natural gas per year by 2008.

Yen-Yakhinskoye field. This field is located in western Siberia. We have planned capital investments of RR4.3 billion through 2004 to develop the Valanginian layer of this field and anticipate bringing it on stream in late 2003. We anticipate that this field will produce 5 bcm of natural gas per year by 2007.

Vyngayakhinskoye and Etypurovskoye fields. These fields are located in western Siberia. We have planned capital investments of RR11.0 billion through 2004 to develop these two fields. We anticipate that the Vyngayakhinskoye field will come on stream in 2003 and produce 5 bcm of natural gas per year starting in 2004 and that the Etypurovskoye field will come on stream in 2004 and produce 15 bcm of natural gas annually by 2006. See "—Reserves and Production—Projects and Alliances in Reserves and Production—Rosneft."

Yamal Peninsula. The Yamal Peninsula is located to the north of, and is characterized by harsher climatic conditions than, the Nadym-Pur-Taz region. The Yamal Peninsula's explored reserves are in excess of 10 tcm and are concentrated primarily in the Bovanenkovskoye, Kharasaveiskoye and Kruzenshternovskoye fields. We hold production licenses for the Bovanenkovskoye and Kharasaveiskoye gas condensate fields and the Novoportovskoye crude oil field. In conjunction with the Yamal-Nenets regional administration, we developed a "Program for Comprehensive Commercial Development of Hydrocarbon Deposits on the Yamal Peninsula and under its Adjacent Waters" and submitted the plan to the Ministry of Energy of the Russian Federation (the "Ministry of Energy") and other government agencies in April 2002. On November 27, 2002, the Government instructed various federal ministries to accelerate their review of the draft program to allow for its submission for final approval by the Government and to give the development program the status of a federal program, which could have beneficial tax implications for us or result in other Government exemptions. Development of hydrocarbon resources in the Yamal Peninsula is planned to commence from 2008. The natural gas production potential of the Yamal Peninsula's fields is estimated at 250 bcm per year for natural gas and a total of 10 to 12 million tons of liquid hydrocarbons. We anticipate that the production of natural gas from these fields will help enable us to reach our long-term production targets.

Shtokmanovskoye and Prirazlomnoye fields. The Shtokmanovskoye field is an off-shore natural gas field located in the Barents Sea north-west of the Yamal Peninsula, and the Prirazlomnoye field is an off-shore oil field in the Pechora Sea. We are currently preparing to develop these fields in a joint activity with Rosneft, Rosshelf (our subsidiary) and Sevmorneftegaz, a joint venture in which Rosshelf and Rosneft-Purneftegaz, a subsidiary of Rosneft, each have a 50% stake and which holds a production license for the Prirazlomnoye and Shtokmanovskoye fields. As a result of a further contribution to the joint activity by Rosneft in July 2003, beneficial interests in the joint activity are now held 50% each by us and by Rosneft. We and Rosneft have equal

obligations for financing the projects conducted by this joint activity. The Shtokmanovskoye field is being developed within the framework of a development plan that calls for a planned eventual annual production of 70 bcm of natural gas. We estimate that this development project will require investments of U.S.$11.0 billion. The plans for the development of the Prirazlomnoye field contemplate maximum annual production of 7.55 million tons (55.3 mmbls) of oil with total investment of U.S.$1.1 billion. The Shtokmanovskoye gas condensate field and the Prirazlomnoye oil field are both included on the list of fields that may be developed on a production sharing basis.

Eastern Siberia and the Far East. On July 16, 2002, the Government issued Decision No. 975-r appointing us to coordinate the implementation of a program for creating in eastern Siberia and the Far East a unified natural gas production, transportation and supply system taking into account eventual gas exports to China and other Asian-Pacific countries. On March 13, 2003, the Government issued a decision outlining the general principles for this program. In accordance with this program our subsidiary Krasnoyarskgazprom has received a license to develop the Sobinsk field, and is conducting geological exploration activities.

Projects and Alliances in Reserves and Production

Central Asia. As part of our strategy to maintain our natural gas sales while production from our mature fields declines, we have signed agreements to purchase natural gas from Uzbekistan and Turkmenistan. In December 2002 we signed an agreement with NKKh Uzbekneftegaz that provides for cooperation in purchasing natural gas in Uzbekistan, producing gas in Uzbekistan under the terms of a Production Sharing Agreement, conducting diagnostic assessments of trunk pipelines, and modernizing gas transport capacity. In 2003, we concluded an agreement with AK Uztransgaz to purchase natural gas between 2003 and 2012, and we started purchases from Uzbekistan in May 2003. Our purchases from Uzbekistan in 2003 are expected to total 3.2 bcm, with the quantity increasing to 7 bcm in 2004 and 10 bcm annually starting from 2005.

In April 2003, the Presidents of Russia and Turkmenistan concluded an agreement on cooperation in the gas sector for 25 years, coming into force from January 1, 2004. Pursuant to this agreement we have agreed with GTK Turkmenneftegaz ("Turkmenneftegaz") to purchase natural gas from Turkmenistan of 5-6 bcm in 2004, increasing to 6-7 bcm in 2005, 10 bcm in 2006, 60-70 bcm in 2007, and 70-80 bcm annually from 2009. The initial price for this gas is U.S.$44 per mcm, of which 50% will be paid in cash and 50% in the form of technological equipment and services through 2006. We are also considering projects to improve and expand the transportation infrastructure in the region. See "—Transportation—International Projects and Alliances for Transportation—Central Asia."

While these purchases of natural gas are expected to constitute a significant proportion of our total sales volumes in the coming years, they are expected to decline in importance when we bring on stream new production fields after 2008, particularly in the Yamal Peninsula.

Rosneft. We entered into a framework agreement with Rosneft in October 2001 to create a joint venture company for the development of the Kharampurskoe, Vyngayakhinskoye, Etypurovskoe, Prirazlomnoe and Shtokmanovskoye fields, and work is currently being conducted in accordance with the terms of this agreement. In October 2002 we and our subsidiary Rosshelf amended the Rosshelf joint activity agreement pursuant to which we were developing projects for the Prirazlomnoye and Shtokmanovskoye fields. The amendment allowed a third company, Sevmorneftegaz, to participate in the development project and joint activity agreement (see "—Development Activities—Shtokmanovskoye and Prirazlomnoye fields"), and in November 2002 the production license for the Prirazlomnoye and Shtokmanovskoye fields was transferred to Sevmorneftegaz. In February 2003 Sevmorneftegaz made a non-cash contribution valued at RR4,334 million in exchange for a 48.9% stake in the Rosshelf joint activity pursuant to which we were developing projects for the Shtokmanovskoye and Prirazlomnoye fields. The effect of this transaction was to decrease our total interest in the Rosshelf joint activity from 99.1% to 62.9%. As a result of a further contribution to the joint activity by Rosneft in July 2003, beneficial interests in the joint activity are now held 50% each by us and by Rosneft.

LUKOIL. In November 2002, we entered into a strategic partnership agreement with LUKOIL. LUKOIL produces natural gas at fields in western Siberia that are located close to our major natural gas fields. The agreement provides, *inter alia*, for cooperation in oil and gas projects in Russia and other countries. In March 2003 we concluded an addendum to this agreement, according to which LUKOIL will sell us gas it has processed at its Nakhodkinskii gas field starting from the fourth quarter of 2005, and totalling approximately 7 bcm in 2006. LUKOIL is constructing a connecting gas pipeline from the Nakhodkinskii field to the Yamburg compressor station, from where we will transport the gas to final customers.

In June 2003 we concluded a founding agreement on the organization of OOO TsentrCaspNeftegaz ("TsentrCaspNeftegaz"), a joint venture in which we and LUKOIL each hold a 50% stake. The joint venture has been established under the parameters of a Protocol to the treaty between Russia and Kazakhstan on the demarcation of the seabed in the northern part of the Caspian Sea. TsentrCaspNeftegaz will be authorized to act on behalf of the Russian Federation for the development of the Central geological structure in the Caspian Sea together with ZAO NK KazMunaiGaz on behalf of Kazakhstan in a joint venture in which each of the participants will hold a 50% stake. The Central geological structure is located within the Russian sector of the Caspian Sea, 150 kilometers to the east of Makhachkala. According to estimates by LUKOIL, this structure contains 521.1 million tons (3,819.7 mmbls) of extractable oil reserves and 91.7 bcm of oil gas.

Wintershall. Under a strategic alliance agreement with BASF (see "—Transportation—International Projects and Alliances for Transportation"), we prepared a feasibility study for the joint development of the Achimovsk formations of the Urengoiskoye field jointly with Wintershall AG ("Wintershall"), a wholly-owned subsidiary of BASF. In July 2003 we concluded a framework agreement and constitutive documents on the creation of a joint venture between Gazprom and Wintershall for this project. Under this agreement, we established a joint venture in which we and Wintershall each have a 50% interest, Achimgaz, to develop the first experimental section of the Achimovsk layer of the Urengoiskoye gas and condensate field. At its plateau production levels we expect to produce approximately 8.3 bcm of gas and 2.8 million tons (20.5 mmbls) of gas condensate annually, and a total of approximately 200 bcm of gas and 40 million tons (293.2 mmbls) of gas condensate over its 43-year productive life. Developing this section will require approximately U.S.$700 million in capital investment. The approximately U.S.$90 million required for the pilot phase of the project will be financed by Wintershall, including detailed engineering work and experimental-industrial exploitation of the first part. If this first phase is successful, industrial development of the field will begin. Our investment will be made from profits generated by the project. We will purchase gas and gas condensate produced by Achimgaz in order to secure a single export channel, with prices to be determined based on the price of gas on the border of Germany and the Yamal-Nenets autonomous region.

South Pars. Since 1997, we have been involved in a project to develop the second and third phases of the South Pars field, located in the Iranian segment of the Persian Gulf, with a total cost of more than U.S.$2 billion. We hold a 30% interest in the project. Our partners in this project are Total, which holds a 40% interest, and Petronas, which holds a 30% interest.

A contract with the National Iranian Oil Company ("NIOC") provided for the construction and installation of two off-shore production platforms, drilling 20 exploration wells, laying two off-shore pipelines extending 105 km from the coast and construction of an on-shore gas processing facility. The construction of these facilities has been completed, and the gas production complex is now operational. NIOC started to make payments to the project partners for this work in the second quarter of 2002, with such payments scheduled to continue through 2009. The consortium partners continue to provide general technical assistance to NIOC in exploiting the facilities. When such technical assistance has been completed, project operations are to be transferred to NIOC.

The U.S. Department of State has issued a determination that the investment made by our partners and us in Iran's South Pars gas and condensate field constituted activity that is covered by the Iran and Libya Sanctions Act and, at the same time, communicated its decision to waive sanctions under Section 9(c) of the Sanctions Act with respect to such investment. The waiver applies to activities in the South Pars field only, and not to any other activities we may conduct in Iran. See "Risk Factors—Risks Relating to Our Business—Violations of existing international or U.S. sanctions could subject us to penalties that could have an adverse effect on us."

Transportation

We own and operate the UGSS, a single, centrally-controlled system for natural gas preparation, transportation and storage. In 2002, we transported 637.1 bcm of natural gas. Transportation for third parties accounted for approximately 81.2 bcm, or 12.7%, of the natural gas transported by us, and generated RR18,028 million in revenues for us in 2002.

The following table sets out certain data for our transportation segment for the periods indicated:

	As of or for the year ended December 31,		
	2002	2001	2000
Total volume transported (bcm)	637.1	630.6	633.5
of which for third parties (bcm)	81.2	81.3	97.7
Depreciation (million RR)(1)	58,051	62,533	61,377
Capital expenditures (million RR)(1)	81,019	77,295	56,978
Total Assets (million RR)(1)	1,212,772	1,240,431	1,246,366

Note:

(1) Constant RR as of December 31, 2002 purchasing power.

The UGSS includes the world's largest high-pressure trunk pipeline system, with over 149,900 km of pipelines (not including connecting pipelines). Gas transportation is powered by 256 compressor stations with a total capacity of approximately 42,600 MW. To help handle seasonal and other peak demand, we maintain 24 underground natural gas storage facilities with a storage capacity of approximately 62.0 bcm.

During the last ten years there has not been any material interruption of the flow of natural gas through the UGSS. We have been able to use the reserve capacity of the UGSS to meet our scheduled delivery commitments even when there have been minor disruptions in the system.

In Russia, the UGSS transports natural gas an average distance of approximately 2,400 km for domestic consumption and 3,400 km for export. Our dispatch management center, located in Moscow, controls and manages the UGSS and all natural gas transportation in Russia.

The pipeline system consumed approximately 47.7 bcm of natural gas in 2002, 87% of which was used to power its operations and the rest of which was accounted for by technological losses, including gas lost during maintenance work on the pipelines.

The following table sets forth data on the natural gas balance of the UGSS for the periods indicated (including natural gas in transit from Central Asia):

	For the three months ended March 31,		For the year ended December 31,		
Gas Balance Items	2003	2002	2002	2001	2000
			(bcm)		
Total gas supplies, including	**193.4**	**179.4**	**637.1**	**630.6**	**633.5**
Gazprom's own production(1)(2)	139.1	137.0	512.4	499.0	510.3
Gas from independent suppliers, including purchases by Gazprom and gas in transit from Central Asia	23.5	21.6	78.4	78.1	68.7
Withdrawals from underground storage(3)	29.3	19.8	40.4	48.3	53.3
Decrease in natural gas volume within UGSS pipelines(4)	1.5	1.0	5.9	5.2	1.2
Total deliveries, including	**193.4**	**179.4**	**637.1**	**630.6**	**633.5**
Additions to underground storage	0	0.4	45.7	46.8	60.3
Deliveries to customers in Russia	113.1	103.2	319.1	317.5	308.4
Deliveries to Europe	37.7	35.3	129.4	127.0	129.0
Deliveries to FSU countries	26.6	26.2	88.8	88.0	87.0
Technological needs of transportation system(5)	14.0	13.3	47.7	45.7	47.1
Increase in natural gas volume within UGSS pipelines(4)	2.0	1.0	6.4	5.6	1.7

Notes:

(1) Amounts are less than yearly total production because some of the natural gas we produce is used in northern cities near our fields and thus does not enter the UGSS.

(2) Includes production of Purgaz and Vostokgazprom after their consolidation into our consolidated financial statements from April 1, 2002.

(3) Includes gas of independent suppliers.

(4) Represents changes in the volume of gas contained within the UGSS pipeline network.

(5) Includes own consumption required to run natural gas compressor stations plus technological losses, including gas lost during repair work.

Our pipeline system transports natural gas principally from large western Siberian fields westward toward the more heavily populated regions of Russia, certain FSU countries and Europe. Other parts of the pipeline system originate in the natural gas fields of the southern Russia-Volga region, including the Orenburgskoye and Astrakhanskoye fields. Several large pipeline systems enter Russia from Kazakhstan, transporting natural gas from fields in Turkmenistan, Uzbekistan and Kazakhstan. In 2003, we concluded agreements to purchase and transport significant volumes of natural gas from Turkmenistan and Uzbekistan. See "—Reserves and Production—Projects and Alliances in Reserves and Production."

All of the natural gas we export to Europe (except Finland and in part to Turkey) is transported outside of Russia through pipelines maintained by other countries, primarily Ukraine. We pay transit fees for the use of these pipelines, and in 2002 we paid NAK Naftogaz Ukrainy RR33,442 million in the form of 26.2 bcm of natural gas for the transit of our gas across Ukraine. The negotiations of these fees and access to these pipelines are important elements of our export business. Transit fees are a significant element of the natural gas price to end users in Europe. See "—Marketing." Natural gas is transported to western, central and eastern European markets primarily through the system of trunk pipelines from Urengoi to Uzhgorod.

Third-party Access to the UGSS

Since 1998, independent Russian suppliers have been granted non-discriminatory access to existing UGSS capacity. We provide independent suppliers with access to the UGSS subject to the following requirements:

- availability of spare transport capacity for the time period proposed by the independent supplier;
- quality and technical parameters of the natural gas supplies;
- availability of input connections from suppliers and output connections to consumers and natural gas recovery and quality control stations; and
- availability of natural gas supplies and relevant customer demand for the proposed time period.

In 2002, a total of 28 independent gas suppliers, with a combined volume of gas transported of approximately 81.2 bcm, or 12.7% of the total volume of gas transported through the UGSS, had access to our transportation system. Itera was the largest third-party user of the UGSS in 2002, accounting for approximately 75% of such volumes. We currently transport gas from Turkmenistan to Ukraine under intergovernmental agreements between Turkmenistan and Ukraine that are scheduled to expire in 2006.

Tariffs charged to unaffiliated third parties for the transportation of natural gas through our trunk pipelines are established by the Federal Energy Commission and have recently been adjusted for fluctuations in the level of regulated wholesale prices for natural gas (which are also established by the Federal Energy Commission).

Tariffs charged to third parties for the transportation of Russian natural gas are set forth below:

- RR16.56 (RR13.80 until August 1, 2003) per mcm per 100 km (not including VAT) for shipments to consumers located within the Russian Federation and the Eurasian Economic Union (in particular, Belarus); and
- U.S.$0.92 per mcm per 100 km (not including VAT) to be paid in RR at the exchange rate of the Central Bank of the Russian Federation as of the date of payment for shipments to consumers located outside the Russian Federation and the Eurasian Economic Union.

Tariffs charged for the transportation of gas from Central Asia belonging to third parties are unregulated.

Our gas transport sales were RR18.0 billion for the year ended December 31, 2002 and RR18.2 billion for the year ended December 31, 2001. Most of the third-party natural gas we transported through the UGSS during this period was for Itera and was transported under U.S. dollar-denominated contracts. A significant portion of this gas was sourced from Central Asia, and thus the tariffs were unregulated.

Organization of the Transportation Segment

Our transportation segment is highly integrated to ensure reliable natural gas deliveries to distributors, export customers and consumers. The high level of integration of our pipeline network is achieved through the use of multiple and parallel pipelines, inter-connectors and underground storage facilities. We believe that within the past ten years there have been no significant supply interruptions to consumers, despite several pipeline failures, as a result of the use of available spare transportation capacity within the UGSS. The various subcomponents that constitute our integrated pipeline system are described more fully below.

- *High pressure trunk pipeline.* Our high pressure trunk pipeline transports natural gas from production areas to refining facilities. The trunk pipeline consists of multiple parallel lines of large diameter pipes (defined as pipes with diameters of 1,420 mm, 1,220 mm and 1,020 mm). The total length of these large diameter trunk pipelines is 91,900 km.
- *Regional and local distribution.* On a regional basis, our specialized gas transportation subsidiaries and a number of our production subsidiaries that operate high pressure pipelines organize the transportation of natural gas. Our gas transportation subsidiaries are responsible for the operation and maintenance of high pressure pipelines and for the transit of natural gas to regional and local distribution companies or directly to industrial end consumers. Beginning in the late 1990s, we began acquiring interests through debt for equity swaps in regional gas distribution companies which had failed to pay for the gas we sold them. As of June 30, 2003, we held controlling interests in 113, and non-controlling interests in an additional 52, of the approximately 320 regional gas distribution companies in Russia. The regional gas distribution companies own and operate medium- and low-pressure pipelines that transport gas to end consumers.
- *Storage.* We operate 24 underground storage facilities in Russia. By the start of the 2003/2004 heating season, we expect to have stored 62.0 bcm of market-grade natural gas reserves in these facilities. We generally supply approximately 18% of the daily volume of natural gas consumed in Russia during the heating season from these facilities, and up to 26% of the daily volume on extremely cold days. We are currently constructing three new underground gas storage facilities. Aggregate investment in storage facilities in 2002, including operational drilling, amounted to RR4.3 billion. We plan to store 7.5 bcm, 2.5 bcm and 2.2 bcm of natural gas for the autumn and winter season of 2003/2004 in underground storage facilities in Ukraine, Germany and Latvia under our storage lease agreements for these facilities.

Age and Maintenance

While construction of our gas pipeline system commenced 57 years ago with the first Saratov-Moscow pipeline, most of our gas pipeline system was constructed from 1970 to 1990. The age of the pipeline system, as of December 31, 2002, is shown in the table below (not including connecting pipelines):

Years Since Construction	Length (km)	%
Up to 10 years	22,200	15
11-20 years	62,100	41
21-33 years	43,400	29
Over 33 years	22,200	15
Total	149,900	100

We carry out annual capital repairs and preventative maintenance to improve the reliability of gas supply, technological and environmental safety and the efficiency of gas distribution. Maintenance work is preceded by gas pipeline inspections achieved through various means. In 2002, we inspected approximately 16,000 km of pipelines with in-the-pipe probes and checked approximately 34,500 km of trunk gas lines using electric measurements. As a result of these diagnostic checks, we undertook repairs to approximately 1,370 km of pipelines and 238 underwater crossings. As a result of such pipeline repairs and an improvement in the technology of our pipeline, the incidence of faults that involve interruptions or restrictions of gas supply dropped from 0.58 per 1,000 km of pipelines in 1985 to 0.21 per 1,000 km in 2002.

Under the auspices of the European Bank of Reconstruction and Development ("EBRD"), 13 western European companies in conjunction with our specialists conducted a two-year study of the UGSS between 1993

and 1995 to assess the system's condition and to formulate measures for improving its performance. The final report, which was based on an analysis of the operation of the UGSS in 1995, showed that, in most cases, the extensive branching structure of the UGSS, together with the availability of spare pipeline throughput capacity, enabled us to re-route or to increase natural gas flow in case of an emergency.

We are continually working to improve the UGSS. In 2002, we approved an investment program to refurbish a number of gas transportation facilities by the end of 2006. The main objectives of this program include:

- ensuring the supply of our projected volumes of gas, especially from the Nadym-Pur-Taz region, to both our domestic and export markets;
- ensuring the reliability of gas transportation and supply to gas consumers in Russia;
- improving industrial and ecological safety measures; and
- ensuring the efficiency of the transportation system through energy saving measures, optimizing our utilization of the system and lowering maintenance costs.

We anticipate that the program will require investments of RR230.6 billion from its inception in 2002 through 2006, of which RR155.7 billion or 67.5% will be spent on the restructuring of key technological facilities, such as compressor stations and pipelines, and RR74.9 billion or 32.5% on the restructuring of support systems facilities, such as our energy, water supply, communications and electrochemical protection infrastructure. For 2003, we have budgeted capital expenditures of RR85.5 billion on our transportation system, RR15.2 billion is for refurbishment of compressor stations, existing pipelines and system-wide facilities, and the balance of which will be dedicated to the expansion of the pipeline system.

Since the commencement of the present program in 2002, we have refurbished 36 gas pumping units with a total power output of 661 MW. The program has already allowed us to reduce our hazardous emissions by 908,000 tons in 2002 as compared to 2001, including a reduction of carbon monoxide emissions by 905,000 tons and of nitric oxide emissions by 3,000 tons. We anticipate that by 2006 the program will increase our gas transportation throughput capacity in the UGSS by 15 bcm per year, increase our gas export throughput capacity by 5 bcm per year, decrease the UGSS internal use of gas by 5 bcm per year and decrease hazardous emissions, including 45,000 tons per year of nitric oxides, in comparison to the corresponding amounts in 2002.

We outsource a significant amount of our pipeline construction work to third-party contractors through a tender process. Our tender committee awards contracts to the most competitive bidder. Stroytransgaz has been a successful bidder for a large number of our construction projects, due to the competitive terms that it has offered and its historical experience of successful cooperation with us. See "Certain Transactions."

International Projects and Alliances for Transportation

Blue Stream Project

In alliance with ENI, we have constructed a gas trunk pipeline from Russia under the Black Sea to Turkey. We estimate that annual volumes of natural gas exports along this pipeline will reach 16 bcm starting in 2010. The Italian engineering firm Saipem, partly owned by ENI, laid the undersea pipeline, and initial gas flow through the pipeline commenced in December 2002 with the first commercial deliveries to Turkey in February 2003.

In November 1998, we entered into a memorandum of understanding with ENI to participate on an equal basis in the Blue Stream Pipeline Company B.V., a special purpose vehicle for the construction, ownership and operation of a natural gas transportation system from Dzubga in Russia (including the nearby Beregovaya compressor station) to Samsun in Turkey (the "Offshore Section"). We and ENI each have a 50% stake in the Blue Stream Pipeline Company B.V., which receives transportation tariffs for the gas transported through the Offshore Section, and we and ENI share these proceeds in proportion to our respective ownership interests. This system is connected to our existing pipeline network through a new pipeline running from Izobylnoye to Beregovaya (the "Onshore Section"). The Onshore Section and the Offshore Section together constitute the Blue Stream Project.

The pipeline from Russia to Turkey is approximately 760 km long, of which about 390 km runs under the Black Sea. The Onshore Section of the Blue Stream Project is connected to the existing Gazprom pipeline network through a pipeline from Frolovo to Izobylnoye, which was commissioned in 1998.

The total construction cost of the Offshore and Onshore Sections of the Blue Stream Project was approximately U.S.$3.3 billion. The value of the turnkey contract for the construction of the Offshore Section of the pipeline and the Beregovaya compressor station was approximately U.S.$1.7 billion.

To arrange for our share of the third-party financing required for the Blue Stream Project, we and the Blue Stream Pipeline Company B.V. entered into three loan agreements secured by export receivables with consortia of western European and Japanese banks. The total amount of financing provided by these facilities is U.S.$1.76 billion. For these facilities, we act as borrower and/or as guarantor for the Blue Stream Pipeline Company B.V. The financing also benefits from guarantees provided by the national export credit agencies of the lending banks' respective countries. As of June 30, 2003, U.S.$1.73 billion of this financing had been drawn. The remainder of the financing for the Offshore Section of the Blue Stream Project was covered by the contributions of Gazprom, SNAM (ENI's subsidiary) and a U.S.$866 million loan provided to the Blue Stream Pipeline Company B.V. under the guarantee of SNAM. The remainder of the financing required for the Onshore Section of the Blue Stream Project was provided from our own resources, including a euro 250 million loan that we received in February 2001 from a consortium of international banks led by Bayerische Hypo- und Vereinsbank AG.

In March 2003, Turkey halted deliveries through Blue Stream, in part due to an excess domestic supply resulting from an economic downturn. After negotiations failed to reach a satisfactory solution, as provided for under the relevant agreements we filed for international arbitration in July 2003. We subsequently reached a satisfactory arrangement with Turkey that we believe will address Turkey's concerns and suspended the arbitration proceedings. Shipments of gas through Blue Stream restarted in early August 2003. We are currently in the process of negotiating a long-term solution with Turkey with respect to the volume, timing and pricing of gas delivered through Blue Stream. We do not believe that the final resolution of this situation will have a material impact on our financing obligations or the economic viability of the Blue Stream Project.

The Yamal-Europe Pipeline Project

We are proceeding with the Yamal-Europe project in order to meet our contractual obligations to supply natural gas to Europe and to diversify export routes. Connecting the Yamal-Europe pipeline to the existing natural gas transportation network in Germany will allow for the full integration of this pipeline into the European gas network.

The Yamal-Europe pipelines are being constructed in such a way that it will be possible to utilize some of the segments and pumping station capacity in connection with existing gas transportation facilities as market demands require before the entire system comes on line.

During the first stage of development, the pipeline will transport natural gas from existing and new fields of the Nadym-Pur-Taz area of the Tyumen region. In the future, gas will be supplied from the Bovanenskoye field on the Yamal Peninsula.

The projected annual capacity for the first trunk pipeline is approximately 33 bcm. We have planned capital investments for 2004 and 2005 of RR26.7 billion for the construction of the portion of the pipeline from Torzhok, Russia to the Polish border.

In October 1999 the most important section of the first pipeline (approximately 1,230 km), connecting the Nesvizhskaya compressor station in Belarus to the German STEGAL pipeline and three compressor stations, became operational.

The completed facilities account for approximately 60% of the pipeline's potential capacity. Gas supplies via the Yamal-Europe pipeline started on November 7, 1999. In 2001 and 2002, 15.5 bcm and 18.1 bcm of natural gas, respectively, were transported through the pipeline. The German section of the pipeline is owned by WINGAS, our joint venture with Wintershall. The Polish section is owned by EuRoPol GAZ S.A. ("EuRoPol GAZ"), a joint venture in which we participate with PGNiG S.A. (a 100% state-owned Polish gas company), and Gaztrading (a Polish gas company). We own the section of the pipeline in Belarus.

The remaining pipeline section within Belarus is expected to be completed in 2003. In addition, we expect to complete construction of the gas lines of the pipeline from Torzhok to the Belarus border in by the end of

2004, and the construction of all compressor stations between Torzhok and the Polish border is scheduled for completion in 2005. Torzhok is a key pipeline junction north of Moscow where several of our trunk pipelines converge.

We are deciding, based on demand for natural gas in western Europe and the economic efficiency of exporting gas in this manner, whether to construct a second Yamal-Europe trunk pipeline.

North European Pipeline Project

We are currently engaged in market research and planning for the north European pipeline project. Construction of this pipeline would help to diversify and to provide flexibility in our export gas routes; increase our capacity to supply gas to western Europe, including Scandanavia, in order to fullfill long-term and future export contracts; and directly connect our gas transportation system in Russia with the gas transportation system in the EU.

The pipeline would have an annual capacity of about 20 bcm of natural gas in a single-line configuration and would run 1,189 km from Vyborg, Russia to Greifswald, Germany. We anticipate that construction of the pipeline will take approximately four years to complete once implementation of the plan has commenced. The anticipated cost of constructing the north European pipeline is approximately U.S.$5.7 billion. As the pipeline will run directly from Russia to Germany, it will avoid the political and economic risks related to the reliability of transit deliveries through third countries. The EU has designated the project a high priority European project in the Trans-European Gas Network, which is expected to help us secure long-term financing for the project. Major oil and gas companies such as BP, Fortum Corporation, Gazunie, Norsk Hydro, Royal Dutch/Shell, Ruhrgas, Total and Wintershall have expressed interest in participating in this project.

United Kingdom Interconnector Pipeline

In 1994, we acquired 10% of the capacity of the Interconnector pipeline, a pipeline connecting Belgium and the United Kingdom that allows for gas flow in both directions as a result of our participation in Interconnector (UK) Limited. As a result of our 10% stake, our current annual quotas in the Interconnector pipeline are 2 bcm of natural gas from the United Kingdom to continental Europe and 0.85 bcm of natural gas from continental Europe to the United Kingdom. Beginning in 2005, we expect throughput to the United Kingdom via the Interconnector pipeline to increase in conjunction with an anticipated increase in natural gas imports by the United Kingdom. We have applied to participate in the capacity expansion, as a result of which our annual quota in the continental Europe to United Kingdom direction of the Interconnector pipeline would increase to 2.2 bcm.

In 2002 we distributed approximately 0.73 bcm of natural gas in the United Kingdom through our Interconnector pipeline capacity. In addition, we sold more than one bcm of natural gas on the Belgian spot market. In 2003, through our subsidiary Gazprom UK Trading Ltd. and our joint venture WINGAS we have concluded contracts to sell more than 1.2 bcm of natural gas in the U.K. market. In addition, we concluded contracts to sell more than 0.15 bcm on the Zeebrugge hub in Belgium. We intend to further develop our position on the British and Belgian gas markets by making use of our capacity in the Interconnector pipeline, but our future sales of gas on these markets will depend on market situations (primarily prices) as well as the availability of transportation capacity and uncommitted natural gas.

West-East Project in China

On July 4, 2002, together with Shell and ExxonMobil, we signed a framework agreement with Petro China on creating a joint venture on the West-East pipeline project across China. The project envisages the production of natural gas in the Sintszyan-Uigur region in China, the construction of a pipeline of approximately 4,000 km in length to Shanghai and the sale of gas in the eastern Chinese market.

The parties are in the process of negotiating the terms of the joint venture on the construction and operation of the pipeline as well as on the conclusion of gas production sharing agreements and on the establishment of a unified trading company responsible for gas sales to consumers. These negotiations are scheduled to be completed by the end of 2003.

Transbalkan Pipeline Project

To increase natural gas supplies to the Balkan states, we have worked in association with various national companies on the expansion and modernization of the existing pipeline network in Ukraine, Romania and Bulgaria.

Gastransit, a joint Russian-Ukrainian-Turkish venture in which we have a 37% direct stake and an indirect stake through our 45% interest in Turusgaz, has implemented a program to expand transit capacity within Ukraine. The first stage, a compressor station at Tarutino within the operating transit gas pipeline Ananiev-Tiraspol-Izmail, was put into operation in 2001. The compressor station was constructed with the use of an EBRD loan and equity funds of shareholders (including Gazprom funds in the amount of U.S.$9.62 million). The second phase, consisting of loopings within the Ananiev-Tiraspol-Izmail gas pipeline, was constructed with the use of an additional EBRD loan and, subordinated to it, loans from Gastransit shareholders (including Gazprom funds in the amount of U.S.$8.1 million). The construction and expansion of transit capacities within Bulgaria and Romania have also been completed. The construction was carried out with Romanian and Bulgarian funds and a commodities credit from Gazprom.

This project has increased the throughput of the pipelines at the border with Turkey to up to 14 bcm per year to help ensure our contractual volumes of supply of Russian gas to the Balkan countries and Turkey.

Cooperation with Wintershall

In 1990, we entered into a long-term cooperation agreement with Wintershall, on the basis of which WINGAS was organized in 1993. We hold a 35% stake in WINGAS, and Wintershall holds a 65% stake. WINGAS has participated in the construction of and owns the following system of trunk pipelines:

STEGAL Pipeline. The STEGAL gas pipeline was completed in 1992. The pipeline is 323 km long and has a design capacity of 12 bcm per year. It passes through Germany and connects the MIDAL gas pipeline with the Czech natural gas pipeline system.

MIDAL Pipeline. Built in 1993, the MIDAL Pipeline has a total length of 642 km. Its capacity is 13 bcm per year. It goes through the territory of Germany and connects a natural gas storage facility at Emden (on the border with The Netherlands) with a BASF chemical plant in Ludwigshafen.

WEDAL Pipeline. The 314 km WEDAL pipeline became operational at the end of 1998, linking the WINGAS pipeline network with the Belgian pipeline system and the Interconnector pipeline. Initially, the WEDAL pipeline was designed to transport gas produced in the United Kingdom under contracts between WINGAS, British Gas and Conoco and to provide WINGAS with a secure supply of gas from diverse transportation sources. Gas supplies from continental Europe to the United Kingdom may also be carried through the Interconnector pipeline.

YAGAL Pipeline. At the end of 1999, the 340 km YAGAL pipeline, with a design capacity of 29 bcm per year, was put into operation. This pipeline connects the Yamal-Europe pipeline with the STEGAL pipeline. The completion of this pipeline enabled us to expand our supplies of natural gas to European countries and improved the reliability and flexibility of supplies of Russian natural gas to the European market.

Central Asia

We have also concluded long-term strategic cooperation agreements with respect to gas exports from Uzbekistan and Turkmenistan. In addition to agreements to purchase natural gas that is produced in both Uzbekistan and Turkmenistan (see "—Reserves and Production—Projects and Alliances in Reserves and Production"), we are considering joint projects to modernize and expand the gas transport capacity in the region and to promote cooperation in gas transportation between Russia, Kazakhstan, Turkmenistan and Uzbekistan.

Refining

Our refining operations consist of the operations of our principal wholly-owned refining facilities and our majority-owned subsidiary Sibur.

Our refining facilities process natural gas for pipeline transportation, stabilize gas condensate and refine natural gas, gas condensate and crude oil into refined products. The processing, stabilizing and refining of natural gas, gas condensate and crude oil is carried out by six integrated refineries that remove hazardous and corrosive substances from natural gas and gas condensate and produce a broad range of products. In the year ended December 31, 2002, our wholly-owned refining facilities processed and refined 33.8 bcm of our natural gas and refined 9.5 million tons (69.6 mmbls) of our gas condensate and crude oil for a total of 268.5 mmboe, compared to 34.6 bcm of our natural gas and refined 10.1 million tons (74.0 mmbls) of our gas condensate and crude oil for a total of 277.7 mmboe in the year ended December 31, 2001.

Our total annual processing and refining capacity at our wholly-owned refining facilities as of December 31, 2002 was 49.5 bcm of natural gas and 20.8 million tons (152.5 mmbls) of gas condensate and crude oil. We sell our refined products domestically and in the FSU and Europe.

We operate our refining segment through Astrakhangazprom, Orenburggazprom, Severgazprom, Surgutgazprom and Urengoigazprom, which are wholly-owned subsidiaries that combine refining with either production or transportation. As of January 1, 2003, we have centralized our refining segment and all of our refinery assets are direcly held by OAO Gazprom. We have also discontinued the practice of selling our raw products to and then purchasing refined products from the refineries in favor of tolling arrangements with our refineries. We expect that these changes will result in considerable tax savings and the centralization of our cash flows.

Our natural gas and gas condensate refineries are sophisticated plants that combine chemical facilities with petroleum processing and refining facilities. Each of our refineries is directly linked to gas or gas condensate fields, and among their principal functions is to process natural gas and gas condensate produced at our Astrakhanskoye and Orenburgskoye fields for transportation via our trunk pipelines. Our refineries produce such products as dry market-grade natural gas, stabilized gas condensate, liquefied natural gas, technical carbon, diesel fuel and motor gasoline from natural gas and gas condensate. Some of our plants have implemented unique technologies for treating natural gas with a high sulfur content (for example, the Astrakhan plant treats natural gas with hydrogen sulfide and carbon dioxide content of 15-25%), and produce odorants, technical carbon and gaseous and liquified helium.

We plan to increase our processing of gas condensate and crude oil and more fully to utilize our excess processing and refining capacity, both through our majority-owned subsidiary Sibur and by partnering with western oil companies to further develop certain of our gas condensate fields. See "—Reserves and Production—Projects and Alliances in Reserves and Production." We also plan to increase the volume of refined products we produce. For example, we plan to increase our annual production of automobile gasoline and jet fuel at our wholly-owned facilities to 2.3 million tons and 240,000 tons, respectively, by 2006.

Through 2006, we plan to invest approximately RR38 billion to reconstruct and refurbish equipment at our wholly-owned natural gas and gas condensate refineries and to construct new refineries. We anticipate that these improvements will increase our refining capacity to 52.5 bcm of natural gas per year by 2005. We also intend to increase the amount of gas condensate and crude oil we refine to 11.2 million tons (82.1 mmbls) per year by 2005 by increasing the capacity of refinery facilities that have extra feedstock available. We also anticipate increasing the initial processing of our gas condensate and crude oil to 6.6 million tons (48.4 mmbls) per year by 2005.

The following are our major refineries:

Astrakhan Gas Refinery. This refinery is operated by our subsidiary Astrakhangazprom. It is an integrated refinery, the first stage of which came on-stream in 1986 and the second in 1997. The Astrakhan Gas Refinery processes natural gas with a high sulfur content and gas condensate extracted from the Astrakhan gas condensate field and it receives all of its feedstock from this field. The plant comprises two lines, with a total annual capacity of 12.0 bcm of natural gas and an annual gas condensate stabilization capacity of 7.3 million tons (53.5 mmbls). In 2002, the refinery processed 10.9 bcm of our natural gas and 3.8 million tons (27.9 mmbls) of our unstable gas condensate. The refinery's products include dry market-grade natural gas that is fed into trunk pipelines; natural gas-derived sulfur; motor gasoline; diesel fuel; furnace fuel oil; and industrial-grade propane/butane mixture. All of the refinery's products were sold domestically in 2002. As part of our strategy to deepen our feedstock processing, we plan to build polyethylene production facilities that will enhance the overall efficiency of the Astrakhan refinery. We plan to invest RR7.1 billion by 2006 to develop and refurbish this refinery.

Orenburg Gas Refinery and Orenburg Helium Plant. Our Orenburg gas chemical complex consists of two facilities, the Orenburg Gas Refinery and the Orenburg Helium Plant.

The Orenburg Gas Refinery is operated by our subsidiary Orenburggazprom. It came on-stream in 1974 and is one of the world's largest gas refineries. It processes natural gas with a high sulfur content and gas condensate. The first stage of this plant became operational in 1974, the second in 1977 and the third in 1978. The refinery has an annual capacity of 37.5 bcm of natural gas and a capacity of 6.2 million tons (45.4 mmbls) of gas condensate per year. In 2002 the refinery processed 21.5 bcm of our natural gas and 511 thousand tons (3.75 mmbls) of our gas condensate and crude oil, as well as supplies from other producers. The refinery's products include dry market-grade natural gas; stabilized gas condensate; liquefied natural gas; multi-component hydrocarbon distillate (MHD); natural gas-derived sulfur; and odorants. We plan to invest RR3.6 billion by 2006 to develop and refurbish this refinery.

The Orenburg Helium Plant is operated by our subsidiary Orenburggazprom. It is one of Russia's largest producers of helium. The first stage of the plant became operational in 1974, the second in 1975 and the third in 1978. The refinery has an annual capacity of 15 bcm of natural gas and it processed 13.9 bcm of our natural gas in 2002. The plant's products include dry market-grade natural gas; gaseous and liquefied helium; ethane; multi-component hydrocarbon distillate (MHD); and liquefied natural gas. All of the plant's refined products were sold domestically in 2002. We plan to invest RR7.4 billion by 2006 to develop and refurbish this processing complex.

Sosnogorksy Gas Refinery. This refinery is operated by our subsidiary Severgazprom. It came on-stream in 1946 and has an annual capacity of 1.5 bcm of natural gas and 1.25 million tons (9.2 mmbls) of unstable gas condensate per year. In 2002, the refinery processed 1.4 bcm of our natural gas and 366,000 tons (2.7 mmbls) of our gas condensate and crude oil. The refinery's products include dry market-grade natural gas; liquefied natural gas; stabilized gas condensate; motor gasoline; and technical carbon. In 2002, the refinery exported 61% and 64% of the stable gas condensate and liquified gas, respectively, that it refined. The rest of the refinery's output was sold domestically. Over the past three years, the refinery has been refurbished both with internally generated funds from Severgazprom and with borrowings in the amount of euro 108 million which was used for the reconstruction of the refinery's gas refining facilities. We plan to invest RR1.2 billion by 2006 to reconstruct the refinery's facilities. We anticipate that these projects will enable us to significantly increase the depth of feedstock processing and the percentage of liquefied gas, such as propane and butane, that we can extract from natural gas.

Urengoi Condensate Preparation Plant and Surgut Condensate Stabilization Plant. Our western Siberian processing and refining complex consists of two facilities, the Urengoi Condensate Preparation Plant and the Surgut Condensate Stabilization Plant.

The Urengoi Condensate Preparation Plant is operated by our subsidiary Urengoigazprom. The first stage of this plant came on-stream in 1985 and the second in 2001. The plant's main function is to prepare condensate for transportation to the Surgut Condensate Stabilization Plant. With the completion of the second stage, the plant now has an annual capacity of 12 million tons (88.0 mmbls) of gas condensate. The plant had a throughput of 4.9 million tons (35.7 mmbls) of our gas condensate in 2002, in addition to gas condensate from third parties. The plant's products include de-ethanized gas condensate (which is used as feedstock for the Surgut Condensate Stabilization Plant); motor gasoline; and diesel fuel. We have budgeted investments of RR700 million by 2006 for an overhaul of the facility.

The Surgut Condensate Stabilization Plant is operated by our subsidiary Surgutgazprom. It processes a crude oil and gas condensate mixture produced from the western Siberian fields and came on-stream in 1985. It has an annual capacity of approximately 8 million tons (58.6 mmbls) of de-ethanized condensate, and in 2002 processed 3.7 million tons (27.1 mmbls) of our gas condensate, as well as a significant quantity of gas condensate from third parties. The refinery's products include stabilized condensate; motor gasoline; and diesel fuel; liquefied gases; and pentane-hexane fraction. In 2002, 14.1% and 4.5% of the plant's stable gas condensate output and liquefied gas output, respectively, were exported.

The Surgut Condensate Stabilization Plant is currently operating at close to full capacity, while the Urengoi Condensate Preparation Plant, which provides it with its feedstock, is working under its capacity. A bottleneck may occur at the refinery in the next several years as more independent producers utilize the Surgut Condensate Stabilization Plant. To mitigate this risk, we have budgeted investment expenditures of RR3.1 billion by 2006 to further develop the capacity of the Surgut Condensate Stabilization facility.

The table below sets forth data on our six refining plants and the volume amounts of key products that we produced in 2002 from our raw materials:

	Astrakhan Gas Refinery	Orenburg Gas Refinery	Orenburg Helium Plant	Sosnogorsky Gas Refinery	Urengoi Condensate Preparation Plant	Surgut Condensate Stabilization Plant	Total[1]
Year built	1986	1974	1975	1946	1985	1985	
Production Data for the Year ended December 31, 2002							
Raw material processing:							
Gas processing (bcm)	10.86	21.47	15.27	1.44	—	—	33.77[2]
Processing of crude oil and gas condensate (thousand tons)	3,800	511	—	366	4,864	3,688	9,541[3]
Initial processing of gas condensate and crude oil (thousand tones)[4]	2,254	—	—	50	426	2,471	5,201
Post-process product:							
Dry natural gas (bcm)	5.59	—	19.47	1.13	0.57	—	26.76
Liquefied natural gas (thousand tons)	278	196	452	122	18	868	1,935
Ethane (thousand tons)	—	—	290	—	—	—	290
Stable condensate (thousand tons)	607	548	—	245	497	784	2,681
Gasoline (thousand tons)	965	—	—	22	9	396	1,392
Diesel fuel (thousand tons)	808	—	—	—	138	614	1,560
Furnace fuel oil (thousand tons)	366	—	—	—	—	—	366
Sulfur (thousand tons)	4,432	544	—	—	—	—	4,976
Helium (thousand cubic meters)	—	—	6,291	—	—	—	6,291
Odorant (thousand tons)	—	2,750	—	—	—	—	2,750
Technical carbon (thousand tons)	—	—	—	28.49	—	—	28.49
De-ethanized natural gas (thousand tons)	—	—	—	—	216	732	948

Notes:

(1) Totals may not add due to rounding.

(2) Total does not add because 21.47 bcm of natural gas initially processed at the Orenburg Gas Refinery is thereafter further processed at the Orenburg Helium Plant. Although this amount is processed by both facilities, it is counted only once in the total.

(3) Total does not add because 4,864 thousand tons of gas condensate and crude oil initially processed at the Urengoi Condensate Preparation Plant is thereafter further refined at the Surgut Condensate Stabilization Plant. Although this amount is processed by both facilities, it is counted only once in the total.

(4) Refined gas condensate and crude oil product that may be subject to further refining.

Novy Urengoi Chemical Complex. The technical plan for the Novy Urengoi Chemical Complex was designed in cooperation with Salzgitter Anlagenbau and Linde, with some participation by BASF. Most of the equipment necessary to build the Novy Urengoi Chemical Complex in western Siberia was delivered in 1997. The Novy Urengoi Chemical Complex, which is not yet operational, is designed to process 1.62 million tons of de-ethanized natural gas per year, yielding 340,000 tons of ethylene to be used as feedstock for 300,000 tons of high pressure polyethylene, and is also designed to produce annually up to 280,000 tons of long distillate of light hydrocarbons, as well as up to 920,000 tons of methane gas. We have planned to invest approximately RR15 billion in completing this facility through 2006, but have not yet obtained financing for these investments.

Sibur

We acquired 50.7% of the voting shares of Sibur in January 2001, and an additional 25% in April 2003 through the acquisition of several petrochemical companies. Sibur owns, through various subsidiaries, and operates natural gas processing and refining plants in western Siberia and Perm and is a market leader in refined hydrocarbon products. In 2002, Sibur refined 8.2 bcm of oil gas and processed 3.0 million tons of feedstock from other hydrocarbons, compared with 11.8 bcm of oil gas and 5.5 million tons of other hydrocarbon feedstock in 2001. The decline in throughput in 2002 is attributable to the external supervision proceedings that occurred during that year. For the year ended December 31, 2002, Sibur had sales of RR36.0 million and a net loss of RR3.7 million, in comparison to sales of RR57.2 million and a net loss of RR23.7 million for the year ended December 31, 2001.

In early 2002, as a result of bankruptcy proceedings initiated by us, a Russian court imposed external management over Sibur. The imposition of external management contributed to the decline in Sibur's production in 2002. In September 2002, Sibur reached an amicable settlement agreement with its creditors which was subsequently approved by a court, and Sibur emerged from bankruptcy. Under the settlement agreement, Sibur's debts were restructured with repayment to occur over a period of eight years starting in 2004. The present value of this restructured debt as of December 31, 2002 was RR10.4 billion.

Since emerging from bankruptcy, Sibur has increased its production. According to management estimates, Sibur currently accounts for almost half of Russian production of tires and synthetic rubber and almost a quarter of Russian production of polyethelylene and LNG, as well as producing other hydrocarbon products. We supply over half of Sibur's hydrocarbon feedstock, with the balance being supplied by various Russian oil companies. Sibur sells its products in Russia and abroad, in particular to China, Finland and the Baltic States. We are exploring the expansion of Sibur's exports to the Chinese market.

We plan to restructure Sibur to create a vertically integrated refining company that will engage in the full cycle of natural gas processing and manufacturing, ranging from the production of natural gas and liquid hydrocarbons to the processing of natural gas for transportation to the production of complex refined petroleum products such as tire rubber. Through 2010, we intend to focus on restructuring the indebtedness of Sibur, improving Sibur's financial management and investing in Sibur's production facilities, many of which require renovation. Sibur has planned capital investments of RR8.2 billion in 2003 to modernize and expand its production facilities.

Marketing

We are the world's largest exporter of natural gas. We export natural gas (as well as gas condensate, crude oil, oil products and liquefied natural gas) through our wholly-owned subsidiary, Gazexport. We also sell these products domestically to industrial consumers, to regional gas distribution companies and, through our own regional gas distribution companies, to other end consumers. In 2002, our net sales of natural gas to Europe were RR335,115 million; our net sales of natural gas to the FSU were RR51,068 million; and our net sales of natural gas in Russia were RR142,855 million.

We are currently the only supplier of Russian natural gas to Europe. Our exports to Europe also accounted for approximately 27.4% of the volume of natural gas we sold in 2002 and for 63.3% of our net gas sales. We supplied 20% of the natural gas consumed in western Europe and 61% of the natural gas consumed in central and eastern Europe in 2002 according to CEDIGAZ—"Natural Gas in the World—2002," July 2003. In 2002, we delivered 128.6 bcm of natural gas to Europe, of which western Europe accounted for approximately 87.1 bcm and central and eastern Europe for approximately 41.4 bcm. Germany, Italy, Turkey and France were our largest export markets in Europe. We are actively seeking to increase our European export efficiency and have entered into various joint ventures abroad, such as WINGAS in Germany and Gasum in Finland. See "—International Projects and Alliances in Marketing." These joint ventures allow us to capture a margin from sales further downstream in the markets we serve in addition to receiving export proceeds from deliveries at the borders of the markets we serve.

In 2002, we supplied approximately 298.0 bcm of natural gas, constituting substantially all of the natural gas consumed, in Russia, and 42.6 bcm of natural gas, constituting approximately 50% of the natural gas consumed, in six FSU countries, Belarus, Estonia, Latvia, Lithuania, Moldova and Ukraine. Ukraine and Belarus are the largest consumers of the natural gas we supply to the FSU.

The following table sets out by volume our natural gas deliveries by geographical market for the periods indicated:

Gas Sales	For the year ended December 31,		
	2002	2001	2000
		(bcm)	
Russia	298.0	300.8	307.6
FSU	42.6	39.6	42.3
Europe	128.6	127.0	129.0
Total	**469.2**	**467.4**	**478.9**

The Natural Gas Market

Natural gas is gaining an increasing share of the world energy market, in part because it is an effective and environmentally clean fuel. According to the BP Statistical Review of World Energy (June 2003) (the "BP Review"), natural gas consumption, as a percentage of energy consumption in western Europe, has increased in recent years and is expected to continue to increase. This is primarily due to the growth in natural gas-fired power generating capacity, an increase in the use of natural gas for residential consumption (particularly in central and eastern Europe), a decline in the attractiveness of nuclear power, and environmental considerations (which have reduced the attractiveness of fuels such as coal). In 2002, natural gas consumption accounted for approximately 22.9% of primary energy consumption in western Europe and approximately 23.6% in central and eastern Europe.

The following table sets forth primary energy and natural gas consumption in our principal markets for 1992, 1997 and 2002 as well as the percentage of natural gas consumed as a proportion of primary energy consumption in such markets for such years:

	2002	1997	1992
	(mtoe, except for percentages)		
Western Europe[1]			
Energy consumption[2]	1,612.6	1,546.4	1,463.9
Gas consumption	368.8	315.6	245.8
Gas consumption as a percentage of primary energy consumption[3]	22.9%	20.4%	16.8%
Central and Eastern Europe[4]			
Energy consumption	228.6	247.1	245.9
Gas consumption	53.9	54.1	52.0
Gas consumption as a percentage of primary energy consumption	23.6%	21.9%	21.1%
FSU (except Russia)[5]			
Energy consumption	284.6	285.3	420.2
Gas consumption	148.1	138.9	165.2
Gas consumption as a percentage of primary energy consumption	52.0%	48.7%	39.3%
Russia			
Energy consumption	640.2	610.9	820.8
Gas consumption	349.6	315.3	375.5
Gas consumption as a percentage of primary energy consumption	54.6%	51.6%	45.7%

Source: BP Statistical Review of World Energy (June 2003).

Notes:

(1) Defined for the purposes of this summary to consist of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Luxembourg, Republic of Ireland, Italy, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom.

(2) Energy consumption comprises commercially traded fuels only.

(3) Oil, gas, nuclear, hydroelectric and coal.

(4) Defined for the purposes of this summary to consist of Bulgaria, Czech Republic, Hungary, Poland, Romania and Slovakia.

(5) Defined for the purposes of this summary to consist of Azerbaijan, Belarus, Kazakhstan, Lithuania, Turkmenistan, Ukraine and Uzbekistan.

According to the BP Review, natural gas consumption in western Europe represented 16.2% of worldwide natural gas consumption in 2002 (as compared to 13.4% in 1992). In the period from 1992 through 2002, the proportion of natural gas to primary energy consumption in western Europe rose from 16.8% to 22.9%. According to the International Energy Agency, this trend is expected to continue.

Europe

In 2002, we delivered 128.6 bcm of natural gas to Europe (compared to 127.0 bcm in 2001). In 2003 we expect to increase our exports to Europe to approximately 134 bcm.

We export natural gas to Europe mostly pursuant to long-term contracts, which generally include the following terms:

- price-setting mechanisms that are based on prices for competing forms of energy such as oil products and, to some extent, coal;
- price adjustment clauses pursuant to which the formulae for determining the price of natural gas under the contracts can be reviewed and adjusted once every three years if market conditions have changed;
- clauses that prevent unilateral termination except in instances of prolonged force majeure;
- extension clauses which provide for the automatic extension of the contract upon expiration unless one of the parties objects; and
- "take-or-pay" provisions that provide that (i) off-takers who have purchased less than the minimum contracted-for annual volume of natural gas at year's end are required to pay for some portion (but generally not all) of the shortfall and (ii) such payment is credited to the off-taker if, in a subsequent year, the off-taker purchases more than the minimum contracted-for volume of natural gas.

Certain of our contracts contain "destination clauses" that prohibit the re-export of natural gas that is purchased from us by the importer. We received a request for information from the European Commission with respect to this clause in our contract with an Italian off-taker, under which the Italian off-taker is prevented from re-exporting gas that it purchases from us. The European Commission's original position was that the inclusion of destination clauses violated EU legislation. During the course of consultations with us, the European Commission modified its position and recognized the need to find alternatives to destination clauses that are economically viable for suppliers of natural gas. We have found such a solution with ENI and are negotiating alternatives with several other off-takers. We will no longer include such clauses in new contracts.

During the next ten years, beginning mainly in 2008, export contracts accounting for almost one third of the volume of natural gas we currently export to Europe will expire. More than half of these volumes are under contracts that will expire in 2012.

We believe that our contracts that are scheduled to expire will be renewed. We are currently negotiating for the extension of long-term contracts that expire between 2008 and 2012 with Ruhrgas, OMV and Wintershall Erdgas Handelshaus ("WIEH"), a joint venture with Wintershall. These contracts relate to aggregate minimum natural gas volumes of approximately 23 bcm per year. Our new contracts will not contain destination clauses. We are also discussing certain modifications to our contract with Turkey for deliveries through the Blue Stream pipeline that will satisfy Turkish requirements. See "—Western Europe."

Western Europe

In 2002, we exported 87.1 bcm of natural gas to western Europe (compared to 86.6 bcm in 2001), which represented 18.6% of our total natural gas sales volumes in 2002.

The following table sets out our natural gas export volumes to western European countries for the periods indicated:

Country	For the year ended December 31,		
	2002[1]	2001[1]	2000[1]
		(bcm)	
Austria	5.2	4.9	5.1
Finland	4.6	4.6	4.3
France	11.4	11.2	12.9
Germany	31.5	32.6	34.1
Greece	1.6	1.5	1.6
Italy	19.3	20.2	21.8
Netherlands	1.4	0.1	0
Switzerland	0.3	0.3	0.4
Turkey	11.8	11.1	10.2
Total[2]	**87.1**	**86.6**	**90.4**

Notes:

(1) Volumes have been determined using managerial accounting methods to calculate sales, and as a result may differ from corresponding data presented in our consolidated financial statements.

(2) Totals may not add due to rounding.

We have delivered natural gas to western Europe since the late 1960s, providing us with a significant amount of commercial experience in the region. Acting through Gazexport, we supply natural gas to our western European customers on the basis of long-term contracts, the initial terms of which are generally 20 years or longer. Outstanding long-term supply contracts with major western European customers have remaining terms of between five and 20 years.

Currently, our principal western European customers are Ruhrgas (Germany), ENI (Italy), Gaz de France (France), Botas (Turkey), OMV (Austria) and our joint ventures in Germany, WINGAS, in which we have a 35% stake, and WIEH, in which we have a 50% stake. We are paid in U.S. dollars and euro for the natural gas we sell in western Europe.

One of our fastest growing export markets in recent years has been Turkey. While domestic economic difficulties have reduced Turkish demand in 2003, we still believe that the Turkish gas market has significant long-term growth potential. According to statistics compiled by Botas, Turkey's state-owned gas company, natural gas consumption in Turkey amounted to approximately 17.6 bcm in 2002, of which our exports accounted for 11.8 bcm, or 67.0%, compared to consumption of approximately 16.4 bcm in 2001 and 14.6 bcm in 2000, of which our exports accounted for 11.1 and 10.3 bcm, or 67.7% and 69.9%, respectively. Our natural gas exports to Turkey are delivered via the Transbalkan Pipeline through Ukraine, Romania and Bulgaria, and the Blue Stream pipeline under the Black Sea that links Russia directly with the Turkish market. While deliveries through Blue Stream were temporarily halted from March to August 2003 due to a disagreement with Turkey, we believe that this disagreement has now been resolved in a satisfactory manner and deliveries have resumed. See "—Transportation—International Projects and Alliances for Transportation."

Since 1998, we have negotiated a number of agreements, some of which extended our existing contracts, including contracts with: Ruhrgas (Germany) under which we have a maximum annual delivery obligation of 20.6 bcm annually through 2008, falling to 14.7 bcm annually through 2020, and with whom we have entered into a second contract for possible further deliveries of 1.5 bcm through 2010; Gaz de France, under which we have a maximum annual delivery obligation of 8.0 bcm annually through 2015; Gasunie (The Netherlands), under which we will have a maximum annual delivery obligation of 4.0 bcm during its plateau period through 2021; and WINGAS (Germany), under which we will have a maximum annual delivery obligation of 4.0 bcm through 2023. The "plateau period" of a contract is the period during which the maximum annual amount of gas is contracted for. Export volumes under our western European export contracts are usually expressed as a range, the lower end of which establishes the benchmark for the take-or-pay obligation and the upper end of which establishes our maximum annual delivery obligation. We are also seeking to expand our position in spot trading markets in Europe both independently and through our partners and affiliated companies.

In 2002, we distributed approximately 0.73 bcm of natural gas in the United Kingdom through our Interconnector pipeline capacity. In addition, we sold more than 1 bcm of natural gas on the Belgian spot market. In 2003, through our subsidiary Gazprom UK Trading Ltd. and our joint venture WINGAS we have concluded contracts to sell more than 1.2 bcm of natural gas in the U.K. market. In addition, we concluded contracts to sell more than 0.15 bcm on the Zeebrugge hub in Belgium. We intend to increase our sales on the U.K. and Belgian markets, in part by using our Interconnector pipeline capacity. Our future sales on these markets will, however, depend on market conditions (primarily prices) as well as the availability of transportation capacity and uncommitted natural gas.

Western European gas markets are undergoing significant restructuring. In particular, the Gas Directive is to deregulate and liberalize the EU gas market by introducing greater competition into the market and reducing gas prices for the end-user. The Gas Directive seeks to accomplish these objectives by opening up transmission and distribution infrastructure to third parties and establishing fair tariffs for third-party use of natural gas transportation infrastructure and greater transparency of transportation and distribution costs by an unbundling of the accounts for gas transportation, distribution and storage. The Gas Directive will increase competition in European gas markets as a greater number of suppliers gain access to the natural gas infrastructure. See "Competition—Western Europe."

Central and Eastern Europe

We enjoy a dominant position in supply to the central and eastern European gas markets for historical, economic, political and geographic reasons.

In 2002, we exported 41.4 bcm of natural gas to central and eastern Europe, up from 40.4 bcm in 2001, which represented 8.8% of our total 2002 natural gas sales volumes. We are paid in U.S. dollars for the natural gas we sell in central and eastern Europe.

The following table sets out natural gas export volumes to central and eastern European countries for the periods indicated:

	For the year ended December 31,		
Country	**2002[1]**	**2001[1]**	**2000[1]**
		(bcm)	
Bosnia	0.2	0.1	0.3
Bulgaria	2.8	3.3	3.2
Croatia	1.2	1.2	1.2
Czech Republic	7.4	7.5	7.5
FYROM	0.1	0.09	0.07
Hungary	9.1	8.0	6.5
Poland	7.1	7.5	6.8
Romania	3.5	2.9	3.2
Serbia and Montenegro	1.7	1.7	1.2
Slovakia	7.7	7.5	7.9
Slovenia	0.6	0.6	0.7
Total[2]	**41.4**	**40.4**	**38.6**

Note:

(1) Volumes have been determined using managerial accounting methods to calculate sales, and as a result may differ from corresponding data presented in our consolidated financial statements.

(2) Totals may not add due to rounding.

Prior to 1999, we had supplied a significant volume of our natural gas to central and eastern Europe under the Yamburg Inter-Governmental Agreements, which originally provided for the settlement of construction costs by the delivery of natural gas to certain countries in central and eastern Europe and the German Democratic Republic (now part of the Federal Republic of Germany). These Agreements expired in 1999. In the last four

years, we have adopted a policy of negotiating medium-term and long-term contracts with our central and eastern European customers and gradually introducing western European contract terms into these contracts. Most of our central and eastern Europe export contracts now terms similar to those discussed above. See "—Europe."

We supply natural gas in central and eastern Europe to state-owned natural gas distribution companies and in certain countries to joint ventures in which we participate in gas marketing and distribution. We are also considering the acquisition of additional gas marketing and distribution assets in the region.

The FSU

Historically, we have had, and continue to have, a dominant position in the supply of natural gas to certain countries within the FSU. In 2002, we exported to six countries of the FSU 42.5 bcm of natural gas (as compared to 39.6 bcm in 2001), which represented approximately 9.1% of our total 2002 natural gas sales volumes. Of the 42.5 bcm of natural gas exported, Ukraine accounted for approximately 61.2%. Our sales to the FSU are made in U.S. dollars, except that sales to Belarus are made in Russian roubles.

The following table sets out our natural gas export volumes to FSU countries for the periods indicated.

Country	For the year ended December 31,		
	2002[1]	2001[1]	2000[1]
		(bcm)	
Belarus	10.2	11.6	10.8
Estonia	0.7	0.7	0.6
Latvia	1.1	1.1	1.0
Lithuania	2.4	2.2	2.0
Moldova	2.1	2.1	1.8
Ukraine	26.0	21.9	26.1
Total[2]	**42.5**	**39.6**	**42.3**

Notes:

(1) Volumes have been determined using managerial accounting methods to calculate sales, and as a result may differ from corresponding data presented in our consolidated financial statements.

(2) Totals may not add due to rounding.

Current annual contract prices for the natural gas we supply to FSU countries (other than Belarus) are higher than current Russian domestic prices but lower than the prices we realize on sales to Europe.

Since 1999 we have limited our export supplies to certain FSU countries to avoid further exposure to non-paying customers. However, we expect these markets to recover. We plan to supply approximately 49.5 bcm of natural gas annually to the FSU through 2005, decreasing to approximately 45.8 bcm annually by 2010. In 2000, we signed long-term contracts with consumers in the Baltic States, which have historically maintained low levels of arrears, to supply a total of 25.5 bcm of natural gas between 2000 and 2005.

Gas deliveries to Ukraine, Belarus and Moldova are made pursuant to contracts with the national natural gas companies Naftogaz Ukrainy, Beltransgaz and Moldovagaz, respectively. These contracts are negotiated annually pursuant to intergovernmental agreements. The contracts set out price parameters for the natural gas being sold and transit rates for natural gas through the relevant country. Sales to FSU countries are made directly by Gazprom.

Ukraine, our largest FSU customer, is traversed by major pipeline routes from the natural gas fields of western Siberia to export markets in Europe. Ukraine is also the source of substantial amounts of our industrial supplies, such as pipes and construction equipment. Currently, we are dependent on Ukraine for the transit of substantially all our natural gas sold in western Europe. We have entered into agreements that guarantee us access to the Ukrainian pipeline system, including 100 bcm in 2003. However, the Yamal-Europe pipeline, which is nearing completion, and the Blue Stream pipeline, through which gas flow started in December 2002, as well as the proposed North European pipeline under the Baltic Sea, will reduce our dependence on Ukraine for the

transportation of natural gas to western Europe (including Turkey). See "Business—Transportation—International Projects and Alliances for Transportation." Moreover, Ukraine is dependent on us to meet its domestic natural gas requirements. This interdependence is taken into account in negotiations over a number of matters, including the terms of payment for natural gas supplied by us and transit fees charged by Ukraine.

On October 7, 2002, the Russian and Ukrainian governments signed an Agreement on Strategic Cooperation in the Gas Industry that envisioned the creation of a consortium to manage and develop Ukraine's gas transportation system and to ensure reliable supplies to customers. Pursuant to this agreement, we entered into an agreement in November 2002 with Naftogaz Ukrainy to create a joint venture that will upgrade and increase the capacity of the Ukrainian natural gas transportation network and ensure reliable transportation of natural gas across Ukraine. The constituent documents of the joint venture company were registered in Ukraine in January 2003. Negotiations are being conducted on attracting an international partner to the activities of the joint venture.

The failure of a number of FSU customers to pay us for supplies of natural gas has resulted in substantial debts to us. As of December 31, 2002, accounts receivable due from FSU countries for sales of natural gas were RR64,121 million (including VAT but excluding charges for late payment). This included amounts due from customers in Ukraine of RR41,633 million, Belarus of RR3,733 million and Moldova of RR17,206 million. These also represent our largest natural gas markets in the FSU. In June 2000, we limited deliveries of natural gas to Ukrainian customers to those deliveries required to pay for transit services through Ukraine, although since 2001 we have made some sales of gas to Ukrainian customers on a commercial basis. Since 2000, no further debts for the non-payment of gas delivered to Ukraine have accrued. In addition, we have recently concluded gas export agreements with Belarus that require all payments for deliveries of gas in 2003 to be made only in cash.

We are also taking specific measures to reduce arrears for payments of natural gas owed by FSU customers. In 2000, Moldova restructured a portion of its debt to us by issuing U.S.$90 million worth of sovereign notes with a repayment schedule over seven years. In 2001, we cancelled indebtedness to us for gas supplied in 1997 in exchange for equity in Moldovagaz valued at U.S.$60 million. An amount of U.S.$276 million owed by Ukraine was set off against delivery of military hardware to the Ministry of Defense of the Russian Federation. In consideration of this delivery of military hardware, we received tax credits in an amount equal to the amount owed to us by Ukraine. In October 2001, the Russian Government signed agreements with the Cabinet of Ministers of Ukraine and with the Government of Moldova that provided for the restructuring of Ukraine's and Moldova's remaining debt for previously supplied natural gas in the amounts of U.S.$1.4 billion and U.S.$0.9 billion. According to the agreement between the Russian Government and the Cabinet of Ministers of Ukraine, Naftogaz Ukrainy is to transfer Eurobonds maturing between 2004 and 2013 to us in full settlement of these remaining obligations. We are currently engaged in discussions to resolve certain outstanding tax and legal issues, on the resolution of which these Eurobonds will be transferred to us.

Russia

In 2002, we sold 298.0 bcm of natural gas, down from 300.8 bcm in 2001, in Russia. This represented 63.5% of our total natural gas sales volumes in 2002.

Domestic Market Conditions. According to market analyses, the share of natural gas as a percentage of the total volume of primary energy consumption in Russia increased from 42.1% in 1990 to 50.4% in 2002, while during the same period the share of crude oil consumption in primary energy consumption decreased from 28.9% to 20.9% and the share of coal consumption decreased from 20.1% to 15.7%. The Government regulates natural gas prices for the gas that we sell but does not regulate the prices of crude oil or coal (or the price of natural gas sold by independent producers). As a result, the regulated price of natural gas in 2002 was approximately 45% of the price of power-generating coal and 30% of the price of fuel oil as referenced against one toe.

The result of the regulation of natural gas at below market prices has been a shift in Russia toward increased use of natural gas compared with other sources of energy. Russia has the world's most gas-intensive economy. In contrast to many other major industrial economies where gas is primarily used for household consumption, natural gas in Russia is used principally for electricity generation and in the metallurgical and chemical industries. We believe that households accounted for 14% of total natural gas consumption in Russia in 2002, while industrial users, electricity generation, federal budget and municipal organizations and other consumers accounted for 86% of total natural gas consumption in Russia in 2002.

Specific wholesale prices fixed by the Federal Energy Commission of Russia (the "FEC") are differentiated between household and industrial consumers, as well as along seven price bands among which prices vary based on relative distance from the gas production region.

Wholesale prices for natural gas supplied to industrial consumers in the Russian Federation are higher than wholesale prices for natural gas supplied to household consumers. In addition, excise tax applies to sales to industrial consumers but not to sales to household consumers.

The following table sets forth the FEC regulated nominal wholesale natural gas prices for industrial consumers in the Russian Federation in each price band for the periods indicated in nominal RR per thousand cubic meters (including excise tax but excluding VAT). The excise tax is approximately 15%, and is scheduled to be abolished from January 1, 2004.

Price bands	From Nov. 1, 1999	From May 1, 2000	From Jan. 20, 2001	From Feb. 15, 2002	From July 1, 2002	From Jan. 1, 2003
			(nominal RR per mcm)			
0	224	224	264	317	365	438
I	258	270	319	383	440	528
II	283	315	372	446	513	616
III	305	353	417	500	575	690
IV	312	371	438	526	605	726
V	317	388	458	550	633	760
VI	323	400	472	566	651	781
Price increase	20%	20%	18%	20%	15%	20%
Weighted average	312	373	440	528	607	732

The total price paid by industrial consumers for natural gas includes the wholesale price, a transportation tariff and, since January 1, 2003, in certain cases a regional service tariff. The wholesale price, which is established by the FEC, is paid to us, and includes the 15% excise tax applicable to sales to industrial consumers. The transportation tariffs, which are also established by the FEC, but which vary by region, are paid to the regional gas distribution companies that transport the gas through their medium- and low-pressure pipelines to the industrial consumers.

The following table sets forth the FEC regulated nominal wholesale gas prices for household consumers in the Russian Federation in each price band for the periods indicated in nominal RR per mcm (excluding VAT).

Price bands	From Nov. 1, 1999	From May 1, 2000	From Mar. 1, 2001	From Feb. 15, 2002	From Aug. 1, 2002	From Feb. 1, 2003
			(nominal RR per mcm)			
0	157	181	226	271	314	387
I	165	190	238	286	332	410
II	181	208	260	312	362	447
III	194	223	279	335	389	480
IV	198	228	285	342	397	490
V	203	233	291	349	405	500
VI	206	237	296	355	412	508
Price increase	5%	15%	25%	20%	16%	23%
Weighted average	200	231	289	347	402	495

The total price paid by household consumers for natural gas is established by the regional authorities and covers the wholesale price, a transportation tariff and distribution expenses. The wholesale price, which is established by the FEC, is paid to us. The transportation tariffs, which are also established by the FEC, but which vary by region, are paid to the regional gas distribution companies that transport the gas through their medium- and low-pressure pipelines to the household consumers.

The pricing structure for household consumers is complicated by a variety of factors. These include the existence of multiple price sub-categories (for example, pensioners and war veterans pay discounted prices); the

lack of metering devices on individual apartments (gas fees are generally included as part of the monthly rent); and the fact that certain customers cannot be cut off for non-payment because of legal and technical constraints.

From late 1996 through 1999, regulated gas prices remained stable. Since 2000, the Government has adjusted gas prices on an annual basis. The Government increased gas prices by an average of 20% for the year 2003 for both industrial consumers and household consumers by raising the price of gas for industrial consumers by 20% from January 1, 2003 and for household consumers by 23% from February 1, 2003. In 2003, average wholesale prices for household consumers are 32.4% lower than those charged to industrial consumers.

The program for the Social and Economic Development of the Russian Federation for 2002 through 2004 (as approved by the Government in June 2001) provides for ensuring the financial sustainability of the gas sector, and increasing investment in the area. The Government has also acknowledged that domestic gas prices remain below an economically viable level, and plans to increase prices in 2004 by 20%, more than the estimated inflation level. We have also proposed to increase the number of wholesale price zones from seven to eleven starting in 2004 in order to better reflect actual transportation costs to regions that are more distant from production fields. We have also proposed to introduce seasonal variation in gas prices in order to smooth demand and transportation requirements.

Based on our proposals, the Russian Energy Strategy for the period through 2020 (as approved by the Government in May 2003 and signed by the Prime Minister of the Russian Federation in September 2003) includes estimates of long-term dynamics of gas prices required in order to achieve targeted levels of gas production. These prices are forecast at U.S.$22 in 2003, U.S.$40-41 in 2006 and U.S.$59-64 in 2010 per mcm, excluding VAT and including excise tax for 2003 only (excise tax is scheduled to be eliminated from January 1, 2004). The Russian Energy Strategy also provides for a gradual shift to the sale of gas at market prices in order to facilitate self-financing by gas market participants and a more objective estimation of demand for gas. As a first step towards the sale of gas at market prices, together with independent producers we have prepared proposals on organizing open tenders for the sale at market prices of certain quantities of gas (determined by the Government) at market prices starting in 2004. Such sales would help to test and develop market relationships and provide a foundation for the further development of this market, ultimately leading to the creation of a gas market in Russia in which prices and volumes are determined by market forces.

Domestic Sales. We sell our products domestically through our wholly-owned subsidiary Mezhregiongaz and its 50 regional marketing companies, 43 of which we controlled as of June 30, 2003, to large industrial consumers, to regional gas distribution companies and to household consumers. Historically, Mezhregiongaz sold natural gas to third-party regional gas distribution companies and to large industrial consumers. Beginning in the late 1990s, we began acquiring interests through debt for equity swaps in regional gas distribution companies that had failed to pay for the gas we sold them. As of June 30, 2003, we had controlling interests in 113, and non-controlling interests in an additional 52, of the approximately 320 regional gas distribution companies in Russia. The regional gas distribution companies own and operate medium- and low-pressure pipelines that transport gas to end consumers.

When we acquire controlling interests in the regional gas distribution companies, we are able to capture the transportation and regional energy sales tariffs that are payable to them in respect of the transportation services they provide as described above.

We are testing a strategy to streamline our domestic marketing operations by removing Mezhregiongaz from the marketing chain, allowing us to sell gas directly through its 50 regional marketing companies, 43 of which we controlled as of June 30, 2003. As part of this strategy, starting from January 2003 on a trial basis we concluded 15 contracts to sell gas directly to our regional marketing subsidiaries, and we will evaluate the results under these initial contracts in late 2003. We believe that removing Mezhregiongaz from the marketing chain may result in cost and tax savings and increase the efficiency of our marketing. Accordingly, Mezhregiongaz would be reassigned primary responsibility for coordinating the collection of receivables for gas deliveries that are currently outstanding and on developing an electronic trading market for gas. The electronic trading market, currently intended as a spot market trading platform, should facilitate free market sales of natural gas by ourselves and independent producers with access to the UGSS by monitoring and matching supply, demand and adequate transportation capacity through to the point of demand.

Another part of our strategy is to remove from the marketing chain the regional gas distribution companies that we control. Currently, some of our regional gas distribution companies still buy gas from our marketing

subsidiaries and market and sell it to end users. We have begun to implement a strategy according to which our marketing subsidiaries are to contract directly with the end customers. In more and more regions, our marketing subsidiaries increasingly are contracting directly with and collecting payments directly from end consumers. Our regional gas distribution companies will continue to transport the gas we sell from our high-pressure pipelines through their medium- and low-pressure pipelines to the end consumers.

In the past several years, we have shifted from long-term domestic gas supply contracts with terms of up to ten years (subject to annual delivery volume adjustments) to one year gas supply contracts with our industrial customers and regional gas distribution companies. These contracts require customers to make full payment (excluding any advanced deposits) for the natural gas they received on or before the tenth or fifteenth day of the month immediately following the month of delivery. The contracts may contain penalty terms for late payment and customers' supplies of natural gas may be restricted and eventually stopped if non-payment continues. In addition, surcharges may be levied for gas supplied in excess of the contracted-for daily quotas (50% in winter and 10% in summer).

Delayed Payments for Gas Deliveries in Russia. During the early and mid-1990s, natural gas prices rose rapidly for all domestic customers, partly to keep pace with high inflation and partly to reflect the much higher prices received from exports to Europe. The sharp rise in price led to an increase in non-payment by Russian customers and settlement in forms other than cash. The increase in the price of natural gas had a particularly pronounced negative impact on the power generating industry, which accounted for most of the non-payments.

From 1999 through 2002, we improved our cash collection dramatically for natural gas delivered to Russian consumers. This was due generally to the improvement of the Russian economy and more specifically to our cooperation with consumers and administrations of various Russian regions. As of December 31, 2002, gross accounts receivable for natural gas supplied to Russian customers amounted to approximately RR47,768 billion, compared to RR56,073 billion as of December 31, 2001 (including Russian VAT but excluding late payment charges). During 2002, we received approximately 79% of payments for domestic gas sales in cash, and 21% in other forms, almost of all of which was in promissory notes. For payments in promissory notes, by the end of 2002 we had succeeded in reducing the average maturity to three months, down from 12 to 18 months previously. In November 2002, our management passed a resolution requiring that cash constitute not less than 95% of our receipts from sales of natural gas in Russia.

Pursuant to various Government regulations, we do not have the right to cut natural gas deliveries to a number of categories of consumers, including hospitals, household utilities (such as water and electricity suppliers), military and state telecommunication organizations, and other consumers whose activities are vital for Russia's national security and environmental safety.

International Projects and Alliances in Marketing

WIEH Marketing Arrangement. In 1990, we and BASF agreed to undertake the joint marketing of natural gas and to build and operate a network of trunk gas pipelines in Germany. See "Business—Transportation—International Projects and Alliances in Transportation."

We and Wintershall AG (a wholly-owned subsidiary of BASF) each have a 50% shareholding in the trading company WIEH. WIEH purchases its natural gas supplies exclusively from Gazexport under long-term contracts. We have concluded two long-term natural gas supply contracts with WIEH for a total annual volume of 13.9 bcm. WIEH sells gas to WINGAS, Verbundnetzgas, a major natural gas distributor in eastern Germany (of which ZGG, a wholly-owned subsidiary of Gazexport, owns approximately 5%) and BASF. WINGAS sells gas to municipal undertakings, gas utilities and major industrial consumers. We have also concluded two long-term natural gas supply contracts directly with WINGAS for a total annual volume of 5.8 bcm during the plateau period. In 2002, we supplied 14.4 bcm of natural gas to WINGAS and WIEH for sale in Germany and other western European countries. Overall, we supplied a total of 125.5 bcm of natural gas to WIEH and WINGAS between 1991 and 2002. During the same period, we supplied 38.0 bcm of natural gas to WIEH for resale in Bulgaria and Romania.

Beltransgaz privatization. The Belarussian parliament is in the process of privatizing Beltransgaz, the Belarussian state-owned gas transportation and distribution company. Under the auspices of an agreement between the Government of the Russian Federation and the government of Belarus on expanding cooperation in the gas sector, in late July 2003 we held negotiations with the government of Belarus for the creation of a joint gas transportation organization, and we may participate in the privatization of Beltransgaz.

Other Joint Ventures. In addition to our activities in Germany, we have established joint ventures to transport and market natural gas in other European markets. In certain countries, our subsidiaries or affiliates also distribute natural gas. We have begun to implement our strategy of acquiring equity participations in gas transportation companies and gas marketing companies, which was a success in Germany, in other European markets. In Finland, we acquired a 25% interest in Gasum Oy, a joint venture with Fortum Corporation (previously Neste Oy), in 1994. Gasum Oy is the sole distributor of natural gas in Finland, and we are its sole supplier. In Poland, EuRoPol GAZ, a joint venture with PGNiG S.A., a state-owned Polish gas company, is engaged in the construction of the Polish section of the Yamal-Europe Project. We hold a 48% interest in EuRoPol GAZ. When construction is completed, EuRoPol GAZ will own the Polish section of the transit pipeline and transport our natural gas to Germany. The following table summarizes the main natural gas transportation and marketing joint ventures in which we, or Gazexport, participated in European markets other than Germany as at July 31, 2003:

Country	Entity	Interest	Joint Venture Partner	Description
Austria	Gas und Warenhandelsgesellschaft GmbH	50%	OMV	Gas marketing and general trading company
Bulgaria	Overgaz Inc.	50%	AO Overgaz Holding	Marketing of Russian natural gas in Balkan countries
Estonia	AO Eesti Gaas	37%	Ruhrgas AG, Fortum Corporation, Itera-Latvia, other shareholders	Marketing of natural gas, development of Estonia's gas transportation networks
Finland	Gasum Oy	25%	Fortum Corporation, Ruhrgas, the State of Finland, other Finnish companies	Gas transportation and marketing
	NordGaz Oy	50%	Fortum Corporation	Transportation of natural gas and operation of gas transportation network
France	Fragaz	50%	Gaz de France	Gas trading and general trading activities
Greece	Prometheus Gas	50%	Copelouzos	Gas marketing and construction of gas transportation systems
Hungary	Panrusgaz	40%	MOL	Gas marketing
Italy	Promgaz	50%	ENI	Gas marketing
Latvia	AO Latvias Gaze	25%	Itera-Latvia, Ruhrgas Energie Beteiligungs, E.ON Energie AG, the State of Latvia, other shareholders	Marketing of natural gas and liquefied gas, development and modernization of Latvia's natural gas and services industries
Lithuania	Stella Vitae	30%	Auri, other shareholders	Marketing of gas, crude oil and refined products
Poland	EuRoPol GAZ S.A.	48%	PGNiG S.A.	Transportation, construction, ownership and operation of the Polish section of the Yamal-Europe project
	Gas Trading	16%	PGNiG S.A., Bartimpex S.A., WIEH, Wenglokoks	Gas marketing
Slovakia	Slovrusgaz	50%	SPP	Gas transportation and marketing, general trading business
Turkey	Turusgaz	45%	Botas International Ltd., Gama Industrial Plants Manufacturing and Erection Corp.	Gas marketing

We and our subsidiaries also own stakes in companies located in Armenia, Belarus, Kazakhstan, Moldova, The Netherlands, Serbia and Montenegro, Ukraine and the United Kingdom.

Competition

The oil and gas industry is currently subject to several important influences that impact the industry's competitive landscape. These include the following:

Consolidation. In the past few years, the strategic and competitive landscape of oil and gas markets have been transformed by mergers and acquisitions, driven mainly by aspirations for greater profits and intensified competition to capture the growing potential of new, attractive business opportunities.

Technological Advances. Technological innovations in the oil and gas industry have improved the technical-economic performance in finding and developing hydrocarbon resources. Active and effective application of advanced technology has helped to improve geologic exploration success rates, to increase field life and recovery rates from existing fields and to reduce full project cycle costs. In general, there is comparable access to technology across the industry, and to achieve our strategic and financial goals, we will seek to compete by applying available technology to complex projects.

Environmental and Social Concerns. Oil and gas companies worldwide are also facing increasing demands to conduct their operations consistent with environmental protection and social goals. Investors, customers and governments are more actively following companies' performance with respect to environmental responsibility, human rights and development of alternative and renewable fuel resources. As a result, we expect competition to intensify in the markets we serve.

Europe

The table below shows the proportion of European natural gas supply attributable to each supplier of natural gas to the European market in 2002.

Country	% of European Natural Gas Supply in 2002
Russia (Gazprom)	25.5
United Kingdom	20.1
The Netherlands	14.0
Norway	12.9
Algeria	10.9
Germany	4.2
Italy	2.9
Denmark	1.7
Nigeria	1.5
Other	6.3

Source: CEDIGAZ—"Natural Gas in the World—2002," July 2003.

Western Europe

Natural gas supplies to western Europe have outpaced demand in the past several years and, according to specialists from the International Energy Agency, this trend will continue until 2007-2008. As a result, we anticipate exporting natural gas to western Europe at close to the minimum amounts defined in our export contracts over this period. Over the long-term, however, production in the countries of western Europe will continue to decline due to the depletion of explored natural gas reserves in the region and imports from Russia, Algeria and Norway are likely to increase in importance as a proportion of consumption.

Western European gas markets are undergoing significant restructuring as a result of the Gas Directive which came into force on August 10, 1998. As noted above, the purpose of the Gas Directive is to deregulate and liberalize the EU gas market by stimulating competition in the gas market and reducing gas prices for the end-user. The Gas Directive seeks to accomplish these objectives by opening up gas transmission and distribution infrastructure to third parties and establishing fair tariffs on third-party use of natural gas transportation infrastructure and greater transparency of transportation and distribution costs by an unbundling of the accounts for gas transportation, distribution and storage. It may also promote the emergence of a short-term price and "spot" markets for natural gas. Because of the distance of our western Siberian natural gas fields from consumers in Europe, it would be difficult for us to engage in spot transactions involving physical settlement. We believe,

however, that natural gas is likely to continue to be supplied under long-term export contracts, both because long-term contracts provide a stable supply of natural gas to Europe during a period of declining local production and because long-term supply contracts are essential in enabling us to finance investment in our natural gas exploration and development. We expect that the substantial gas reserves owned by Gazprom will support our competitive position as a major supplier of natural gas to the western European market.

We received a request for information from the European Commission with respect to the destination clause in our contract with an Italian off-taker, under which the Italian off-taker is prevented from re-exporting gas that it purchases from us. The European Commission's original position was that the inclusion of destination clauses violated EU law. During the course of consultations with us, the European Commission modified its position and recognized the need to find alternatives to destination clauses that are economically viable for suppliers of natural gas. We have found such a solution with ENI and are negotiating alternatives with various other off-takers. We will no longer include such clauses in new contracts.

In response to the changes in the European market brought about by the Gas Directive, we have entered into a number of marketing joint ventures and we now have joint ventures in, among other countries, Austria, Finland, France, Germany, Hungary and Italy. See "Business—Marketing—International Projects and Alliances in Marketing."

Developed reserves and production of natural gas and crude oil in western Europe are expected to decline in the next several years. For example, production of natural gas in the United Kingdom is expected to decrease by 2005 and, accordingly, its imports will increase to keep pace with the growth of demand. According to estimates by EC experts, the dependence of EU member states on imports of gas from third-party countries will grow from 40% in 2000 to 70% in 2020, which may lead to increased demand for Russian gas.

Central and Eastern Europe

The competitive pressures we face in central and eastern Europe are similar to those we face in western Europe, namely a liberalization of the natural gas market, privatization of natural gas companies and competition from other suppliers. As a result of existing historical and economic factors, as well as the geographical proximity of central and eastern European markets to Russia, we still consider ourselves to be the main supplier of gas to countries in this region. Despite the steps taken by central and eastern European countries to diversify their sources of gas supplies, we believe we will retain our role as the leading supplier of gas to central and eastern Europe.

Russia and the FSU

In Russia, we face competition from other crude oil and natural gas suppliers, in particular from independent suppliers in Russia. In the FSU, we face competition from independent suppliers in Russia and natural gas producing companies in Turkmenistan, Kazakhstan and Uzbekistan. Since April 1998, independent Russian suppliers have been granted non-discriminatory access to existing UGSS capacity in Russia. The independent suppliers (the largest of which include Itera, OAO NOVATEK, OOO Orensal and OAO Tsentrrusgaz) have historically been, and continue to be, our competitors. In our view, this position is mainly a result of the Government's policy of offering preferential terms for gas sales by such independent suppliers (for example, the low transportation tariff set by the Federal Energy Commission for transportation of natural gas through the UGSS). Additionally, such independent suppliers can generally be more flexible than we can be with respect to the contractual terms and conditions that they can offer to customers in Russia and the FSU, as they are not bound by the same strict regulatory requirements that apply to us. See "Overview of the Russian Gas Industry and its Regulation—Russian Regulation."

In 2002, the independent suppliers accounted for 12.7% of natural gas transported through the UGSS. However, the competitive position of alternative suppliers is limited by the relatively small size of their reserves base, relatively high costs of production and their dependence on access to our transportation network.

Research and Development

We have pursued a policy of investing in research and development in a number of scientific and technical areas. In general, our research and development focuses on:

- economically efficient ways to develop newly discovered fields in regions such as the Obsk-Tazobskaya Bay, the Yamal Peninsula, the Barents Shelf and the Karsk Sea, eastern Siberia and the Russian Far East that are characterized by difficult climatic and geological conditions;
- maintaining production from existing fields with declining reserves;
- creating technology for the effective development of small natural gas fields and non-traditional resources, for example methane from coal fields;
- creating technology for the production, transportation and utilization of low-pressure natural gas reserves that remain in the earth during the final stages of gas field development;
- developing a diagnostic system, technical funds and a new generation of technology and equipment for maintaining the dependability and effectiveness of the UGSS; and
- creating energy-saving technology and equipment, and developing a comprehensive energy-saving scientific-technical program.

Support Activities

We engage in various activities that support our main business, including insurance, banking and the largest non-state pension fund in Russia, Gazfund, which we use to provide pension services for our employees.

Because of the broad geographic range of our core business, the remoteness of our fields and the relatively undeveloped infrastructure in the regions in which we produce natural gas, we operate our own electricity generation and communications operations as well as various other activities, such as food processing and procurement and transportation (including auto transport and aviation), to support the activities of the employees who work in the exploration, production, and transport of our gas.

We currently operate 80,713 km of electricity transmission lines as well as 1,709 electric power stations with a generation capacity of over 100 kW and with a total capacity of 1.53 million kW. Production of electricity in 2002 was approximately 1,700 million kWh, compared to 1,168.5 million kWh and 1,117.1 million kWh in 2001 and 2000, respectively.

We operate an extensive internal communications network, which we maintain and operate in conjunction with the UGSS to help ensure the technical reliability and safety of the UGSS. The network consists of a ground-based network and a satellite system. As of December 31, 2002, the based network included 83,500 km of cable communication lines, 21,500 km of multi-channel radio lines and 694 automated telephone stations with a total capacity of 282,500 numbers. The satellite system consists of the satellite "Yamal-100" and 119 land-earth stations that transmit to and receive signals from the satellite. We have been expanding this system in conjunction with our production and transportation projects, including the Zapolyarnoye field and construction of the Blue Stream, northern Tyumen—Torzhok (Yamal-Europe) and Pochinki—Frolovo—Izobilnoye pipelines.

Insurance

Exploration for and production, refining and transportation of natural gas, gas condensate and crude oil is hazardous. Natural disasters, operator error or other occurrences can result in oil spills, blowouts, cratering, fires, equipment failure and loss of well control, which can injure or kill people, damage or destroy wells and production facilities, and damage property and the environment.

We are insured through our wholly-owned insurance subsidiary Sogaz, which in turn reinsures approximately 95% of the coverage it provides to us through the international reinsurance market, mainly with western insurance companies. We generally pay premiums at market rates for the insurance that we obtain through Sogaz. Our insurance coverage falls into three categories: (i) insurance of fixed assets owned or leased by OAO Gazprom, including pipelines, compressor and gas distribution stations, gas processing plants, wells and production equipment and production and non-production buildings; (ii) insurance of the natural gas we transport through the UGSS in Russia; and (iii) insurance of liabilities arising out of legal obligation to pay for damages to third parties and environmental damages resulting from malfunctions in our production facilities. We do not

carry insurance for environmental damage arising from accidents on our property, business interruption insurance or insurance against terrorist attacks. We do not have full insurance for all of our plant facilities and are currently discussing with Sogaz the possibility of increasing the insurance coverage of our refineries and of fixed assets owned by our subsidiaries. See "Risk Factors—Risks Relating to our Business—We face certain operational risks which may result in losses and additional expenditures."

Gazprombank

Gazprombank, Russia's third largest bank as measured by total assets, services a majority of our banking needs. Gazprombank was founded in 1990 with the primary goal of improving the quality and effectiveness of financial services to our Group and the Russian gas industry as a whole. Gazprombank's principal services comprise lending, deposit taking, securities and foreign exchange trading and trade finance. Gazprombank also generates income from providing settlement services for interregional payments for gas supplies, plastic card operations, depositary and custodial services and servicing financings for our Group. Since its founding, Gazprombank has developed a network of 31 branch offices and 92 regional representative offices located throughout the Russian Federation. The bank also has shareholdings in nine other banks, which extends its network to approximately 260 banking offices in 50 regions of Russia, four regions of Belarus and Hungary. Its network extends to the principal regions where gas is extracted, produced and transported and to many of the largest financial and industrial centers in the Russian Federation.

As of December 31, 2002, we owned directly or through our subsidiaries 99% of Gazprombank's charter capital. Our liability in Gazprombank is limited to the extent of our equity participation. Most of Gazprombank's funding is from, and most of its credit exposures are to, our Group. Gazprombank's activities are closely linked to the requirements of our Group and pricing is determined accordingly.

Gazprombank had total assets under IFRS as recorded in its audited IFRS consolidated financial statements as of December 31, 2002 of U.S.$4,937 million, of which transactions with our group accounted for U.S.$2,770 million, and total liabilities of U.S.$4,104 million, of which transactions with our Group accounted for U.S.$1,782 million. As of that date, transactions of Gazprombank with members of our Group accounted for U.S.$3,159 million (60%) of Gazprombank's total gross exposures (including assets and off-balance sheet commitments).

As of December 31, 2002, approximately 69% of Gazprombank's total loans outstanding were either directly to, or were guaranteed by, members of our Group, 58% of its current accounts and deposits were due to our Group (as well as a significant additional portion due to one of our associated companies, Gazenergoprombank), a majority of its trade finance activity related to our Group and most of its securities trading activities were in respect of our shares. While these amounts exceed current Central Bank exposure limitations, Gazprombank is seeking to diversify its customer base in order to comply with these regulations. Gazprombank's principal customers outside our Group include enterprises in the engineering, petrochemical, transport, precious metals and precious stones, food processing, high technology machinery, pension fund and insurance sectors.

Non-Core Businesses

In addition to the support activities described above, we have investments in various other businesses that are not related to our core operations. Such investments mainly represent equity holdings which have been received in the course of privatization (e.g. interests in agricultural, civil, construction and medical care enterprises) or acquired either through debt for equity swaps (e.g. stakes in regional utility companies) or directly for strategic and other considerations. One of our larger non-core businesses is Gazprom-Media, our subsidiary that manages our investments in a number of media holding companies, including NTV, Russia's largest independent TV channel. Following successful litigation to enforce a share pledge that was given as collateral for the guarantee by us of loans to Media-MOST, NTV's parent company, as of December 31, 2002 we had a controlling interest of 95.6% in NTV and controlling interests in a number of other media companies. In October 2002, we signed a framework agreement to sell non-controlling interests in several media companies, including NTV, to Evrofinance Group (as nominee), the consideration for which is to be partially settled in cash and partially through the settlement of certain debt obligations of Media-Most and its media companies to us. As a result, our interest in NTV has been reduced to 65.3%. Under the framework agreement, Evrofinance Group is to contribute cash and these acquired interests into a new media holding company, of which we will own 51% and Evrofinance the balance. Our contribution into the new holding company will comprise the remaining interests in certain of our media subsidiaries. These transactions are expected to be completed by the end of 2003.

Health, Safety and Environment

Our operations in Russia are subject to a number of environmental laws and regulations. These laws govern, among other things, regulations on the composition of emissions into the atmosphere, wastewater discharges and discharges to the sea, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety. As we are a production company, environmental liability risks are inherent in our operations. See "Risk Factors—Risks Relating to our Business—As an energy company we face significant environmental risks" and "Overview of the Russian Gas Industry and its Regulation—Russian Regulation—Environmental Requirements."

We have developed and continue to improve a system for monitoring harmful leaks, water contamination, and the quality of air, water and soil in the Russian regions in which the UGSS infrastructure is located. In a number of regions this system has become an integral part of the Russian Federation's unified State Ecological Monitoring System. We have completed certifications of seven of our facilities according to International Standard ISO 14000, a widely recognized set of environmental standards developed by the International Organization for Standardization (the "ISO"), a nongovernmental body composed of national standard making bodies from over 140 countries. We intend to conduct such certifications at our other facilities and intend to confirm that our environmental protection management system as a whole is ISO 14000 compliant.

In August 2002, we presented a report derived from these certifications to the General Prosecutor's Office, which identified several instances in which we were not in compliance with Russian environmental regulations. We have now brought our practices in line with the regulations.

To date, we have not had any serious accidents that have had a significant environmental impact.

The Russian Federal Law "On Environmental Protection," dated December 19, 1991 (the "1991 Law on Environmental Protection"), as amended and later replaced by the Russian Federal Law "On Environmental Protection" dated January 10, 2002 (the "2002 Law on Environmental Protection," and together with the 1991 Law on Environmental Protection, the "Laws on Environmental Protection"), establishes a "pay-to-pollute" regime administered by the Ministry of Natural Resources and regional authorities. In accordance with this regime, we make statutory payments to ecological funds and state authorities for environmental pollution. We paid (in nominal RR amounts) RR75.8 million in 2000; RR119.0 million in 2001; and RR83.2 million in 2002. We have also paid (in nominal RR amounts) the following environmental penalties: RR0.8 million in 2000; RR0.8 million in 2001; and RR0.8 million in 2002 relating to environmental protection. Forthcoming changes in environmental legislation are expected to eliminate the "pay-to-pollute" regime in favor of increasing punitive payments for environmental violations. Since we paid only a small amount in environmental penalties, we anticipate that the environmental protection payments we make will decrease overall with the enactment of this new legislation.

Our balance sheet, prepared in accordance with IFRS, contains provisions for environmental payments (which take into account probable liabilities that can be reasonably estimated). Such provisions have been made in accordance with what we believe is a reasonable and prudent policy that takes into account payments made in prior years, among other factors. However, in Russia in particular, federal, regional and local authorities may enforce existing laws and regulations more strictly than they have done in the past and may impose stricter environmental standards or higher levels of fines and penalties for violations than those now in effect. Accordingly, we are unable to estimate the future financial impact of our environmental obligations with a high degree of certainty. However, we do not expect environmental obligations to have a material adverse effect on our future financial condition.

We have one trade union, the Gazprom Inter-Regional Trade Union Organization of the Oil, Gas and Construction Employees of the Russian Federation, to which 88.6% of our employees belonged as of December 31, 2002. We have entered into a tariff agreement with the union which, among other things, sets forth our health and safety procedures. Compliance with these obligations is monitored by the trade union. On the basis of a package of social and labor-related, organizational and technical, health-care and preventive, and sanitary and hygienic measures, we have developed and operate a unified labor protection and industrial safety management system and our subsidiary companies and organizations are developing labor protection agreements and financing their activities. Our tariff agreement with the trade union is scheduled to be renegotiated at the end of 2003. We anticipate that our obligations with respect to employee health and safety procedures will not change materially under a new agreement with the union.

Litigation and Investigations

We are from time to time the subject of legal proceedings and other investigations in the ordinary course of our business.

In 2001, we received a request for information from the European Commission with respect to the destination clause in our contract with an Italian off-taker, under which the Italian off-taker is prevented from re-exporting gas that it purchases from us. The European Commission's original position was that the inclusion of destination clauses violated EU law. During the course of consultations with us, the European Commission modified its position and recognized the need to find alternatives to destination clauses that are economically viable for suppliers of natural gas. We no longer include such clauses in new contracts.

OAO ANGK Neftegaspostavka ("Neftegaspostavka") has filed two claims against us resulting from our refusal to grant Neftegaspostavka access to our pipelines, allegedly in breach of anti-monopoly regulation. The first claim, relating to claims arising in 1999, resulted in a judgement against us of RR177 million. The second claim, relating to claims arising in 2000, initially resulted in a judgement against us by the Moscow City Arbitration Court of RR726 million, but upon appeal and retrial that judgement was set aside and judgment was rendered in our favor in July 2003. In general, OAO Gazprom remains confident that it conducts its operations, including making its pipelines available for third party use, in compliance with applicable anti-monopoly regulations.

In February 2003, the management of Mezhregiongaz, acting in violation of our internal procedures, sold 40.1% (out of our total 46.4% interest) in the share capital of Azot, a large manufacturer of agricultural fertilizer in Russia, at its carrying value of RR394 million. We have sought the recovery of these shares from the three purchasers. Two of the purchasers subsequently agreed to sell their shares to us at the price originally paid; this resulted in our acquisition of 33.9% of Azot for RR333 million in April 2003. The third purchaser, Alan Invest, has refused to sell to us the remaining 6.26% that it acquired in February 2003, and we are pursuing litigation against Alan Invest in order to reacquire these shares. In July 2003 the Moscow arbitration court ordered that these shares be arrested pending its judgment. In July 2003 we acquired an additional 7.24% of Azot from SVL Holding S.A., a shareholder not involved in the February sale. We are currently working to amend the charters of our subsidiaries in order to help prevent similar acts by the management of our subsidiaries in the future.

On March 31, 2003, the Ministry of the Russian Federation for Antimonopoly Policy and Support of Entrepreneurship (the "MAP") issued a decision finding conduct by Gazprom, Mezhregiongaz and three regional gas marketing companies to have violated the Federal law "On Competition and the Limitation of Monopolistic Activities in Trading Markets." The MAP found that the regional gas marketing companies had encouraged consumers to accept more expensive gas purchased on the electronic spot trading market, rather than available gas at the lower regulated prices. See "Business—Marketing—Russia—Domestic Market Conditions." As a result of these activities, Lipetskregiongaz, Kirovregiongaz and Chuvashregiongaz temporarily suspended their participation in electronic gas trading. The MAP also found that we had established internal gas transportation tariffs (i.e., tariffs for gas transported from one company to another within our consolidated group) higher than those prescribed by the FEC. We were ordered to set our internal transportation tariffs at the rates established by the FEC, and we have now fully complied with this order.

OAO Degtyarskoye Rudouprovleniye has filed a complaint with the MAP claiming that Mezhregiongaz had violated antimonopoly legislation and seeking to order us to resume deliveries to it when, on Gazprom's decision, gas for the customers of the Sverdlovsk region has not been delivered since 1999 because demand for gas at regulated prices exceeded the available supply in the region. Proceedings on this matter before the MAP are scheduled to begin in September 2003.

We initially held a 51% stake in Nortgaz, a company that holds licenses for the development of the North Urengoiskoye field. Our initial stake was reduced to 0.5% in 2001 as a result of a court decision invalidating our participation in a share issuance by Nortgaz in 1999 on the basis that the value of the property that we contributed to the company had not been approved by the Nortgaz Board of Directors. We are currently attempting to reacquire the Nortgaz shares we lost as a result of this prior decision through further court actions.

The Prosecutor of the Tomsk region filed suit against the regional administration and the regional Committee for Natural Resources seeking to invalidate the 1995 order by the Tomsk Oblast Geological

Committee reregistering a production license for the Mylbzhinskoye Field from OAO Tomskneft VNK to OAO Tomskgaz ("Tomskgaz") and the subsequent 1998 transfer of the license from Tomskgaz to its wholly-owned subsidiary OAO Tomskgazprom). We owned Tomskgaz jointly with OAO Tomskneft VNK and OAO VNK, and from 1996 through 2002 held a controlling interest in Tomskgaz. While this claim was dismissed in October 2002, this judgment was reversed and the case remanded for a new trial on appeal in January 2003. A new hearing is scheduled for September 2003.

These proceedings and investigations have not had, and are not expected to have, individually or in the aggregate, a material adverse effect on our business, operations and financial condition or on our ability to service our payment obligations under the Notes.

Employees

For the years ending December 31, 2002, 2001 and 2000, we had a weighted average of approximately 301 thousand, 304 thousand and 306 thousand employees, respectively.

We have one trade union to which 88.6% of our employees belonged as of December 31, 2002. We have never experienced any strikes, work stoppages, labor disputes or actions that have affected the operation of our business and we consider our relationship with our employees to be good.

MANAGEMENT

The current members of our Board of Directors are as follows:

Name	Position	Year of Birth	Term expires
D. Medvedev	Chairman of the Board of Directors; First Deputy Head of the Presidential Administration of the Russian Federation	1965	June 27, 2004
A. Miller	Deputy Chairman of the Board of Directors; Chairman of the Management Committee	1962	June 27, 2004
A. Ananenkov	Deputy Chairman of the Management Committee	1952	June 27, 2004
B. Bergmann	Chairman of the Management Committee of Ruhrgas	1943	June 27, 2004
B. Fedorov	Head of the political movement "Russia, Ahead!"	1958	June 27, 2004
F. Gazizullin	Minister of Property Relations of the Russian Federation	1946	June 27, 2004
G. Gref	Minister for Economic Development and Trade of the Russian Federation	1964	June 27, 2004
V. Khristenko	Deputy Prime Minister of the Russian Federation	1957	June 27, 2004
A. Levistskaya	First Deputy Head of the Secretariat of the Presidential Administration of the Russian Federation	1954	June 27, 2004
M. Sereda	Head of Gazprom's Management Committee Office	1970	June 27, 2004
I. Yusufov	Minister of Energy of the Russian Federation	1956	June 27, 2004

The current members of our Management Committee are as follows:

Name	Position	Year of Birth	Term expires
A. Miller	Chairman of the Management Committee; Deputy Chairman of the Board of Directors	1962	May 29, 2006
A. Ananenkov	Deputy Chairman of the Management Committee	1952	December 16, 2006
E. Vasilieva	Deputy Chairman of the Management Committee; Chief Accountant	1959	November 26, 2006
N. Guslisty	Deputy Chairman of the Management Committee	1933	September 26, 2007
Y. Komarov	Deputy Chairman of the Management Committee	1945	August 20, 2008
A. Ryazanov	Deputy Chairman of the Management Committee	1953	November 26, 2006
S. Ushakov	Deputy Chairman of the Management Committee	1952	April 17, 2008
B. Yurlov	Deputy Chairman of the Management Committee	1948	June 19, 2007
M. Akselrod	Management Committee Member (Capital Construction)	1946	November 26, 2006
B. Budzulyak	Management Committee Member (Gas Transportation System)	1946	June 18, 2006
K. Chuichenko	Management Committee Member (Legal)	1965	September 26, 2007
V. Golubev	Management Committee Member; General Director of OOO Gazkomplektimpex	1952	April 17, 2008
A. Kruglov	Management Committee Member (Corporate Finance)	1969	June 19, 2007
V. Ilyushin	Management Committee Member (Relationships with Regional Authorities)	1947	September 26, 2007
A. Medvedev	Management Committee Member; General Director of Gazexport	1955	September 26, 2007
V. Podyuk	Management Committee Member (Gas, Gas Condensate and Oil Production)	1946	September 26, 2007
K. Seleznev	Management Committee Member (Marketing, Gas and Liquid Hydrocarbon Processing)	1974	September 26, 2007

Director Biographies

D. Medvedev. Dmitri Anatolievich Medvedev has been the Chairman of our Board of Directors since June 2002. Previously, Mr. Medvedev was the Chairman of the Board of Directors from June 2000 through June 2001 and our Deputy Chairman of the Board of Directors of the Company from June 2001 through June 2002. Mr. Medvedev is First Deputy Head of the Presidential Administration of the Russian Federation (since 2000). He was Deputy Head of the Presidential Administration of the Russian Federation (1999-2000), Deputy Head of the Administration of the Government of the Russian Federation (1999) and an assistant at St. Petersburg State University (1990-1999).

A. Miller. Alexei Borisovich Miller has been the Deputy Chairman of our Board of Directors since June 2002 and the Chairman of our Management Committee since May 2001. He was appointed to his position as Chairman of the Management Committee by the Government of the Russian Federation, our major shareholder. Mr. Miller is also Chairman of the Board of Directors of Joint Stock Bank Gazprombank (since June 2002) and a member of the Board of Directors of Closed Joint Stock Company Russian Company for the Reclamation of the Shelf (since May 2002). Mr. Miller was deputy Minister of Energy of the Russian Federation (2000-2001); Chairman of the Supervisory Council of Joint Stock Company EuRoPol GAZ (March-June 2002); Chairman of the Management Committee of Joint Stock Company Nord Transgaz (2001-2002); Chairman of the Board of Directors of Open Joint Stock Company Vostokgazprom (2001-2002); General Director of the Open Joint Stock Company Baltiiskaya Truboprovodnaya Sistema (Baltic Pipeline System) (1999-2000); and Director for Development and Investments in Open Joint Stock Company Morskoy Port St. Petersburg (1998-1999).

A. Ananenkov. Alexander Georgievich Ananenkov has been a member of our Board of Directors since June 2002 and the Deputy Chairman of our Management Committee since December 2001. Mr. Ananenkov is also Chairman of the Board of Directors of Open Joint Stock Company Vostokgazprom (since May 2002); a member of the Board of Directors of Joint Stock Bank Gazprombank (since April 2000); and a member of the Board of Directors of Open Joint Stock Company Zapsibcombank (since April 1997). Mr. Ananenkov was General Director of Yamburggazdobycha from 1997 through 2001.

B. Bergmann. Burckhard Bergmann has been a member of our Board of Directors since 2000. He is elected to the Board by Ruhrgas AG, one of our major shareholders. Mr. Bergmann has been the Chairman of the Executive Board of Ruhrgas AG since June 2001, and was previously Deputy Chairman. He is also a member of numerous supervisory boards, including the Supervisory Board of Allianz Lebensversicherungs-AG and as the Chairman of the Supervisory Board of VNG-Verbundnetz Gas AG and Mittel-Europaische Gasleitungsgesellschaft mbH.

B. Fedorov. Boris Grigorievich Fedorov has been a member of our Board of Directors since July 2000. He is also a member of the supervisory board of the Savings Bank of Russia (since July 1999). Mr. Fedorov was a member of the Board of Directors of Russian Joint Stock Company UES (1999-2001); Chairman of the Board of Directors of Unified Financial Group (through 1998); and Chairman of the Board of Directors of Vostok-Zapad Bank from (1997-1998). He also serves as Head of the political movement "Russia, Ahead!"

F. Gazizullin. Farit Rafikovich Gazizullin has been a member of our Board of Directors since June 1998. He was the Chairman of our Board of Directors from June 1998 through June 1999. Mr. Gazizullin is also a member of the Board of Directors of Open Joint Stock Company FSK UES (since January 2002) and a member of the Board of Directors of Open Joint Stock Company SO-TsDU UES (since June 2002). Mr. Gazizullin is the Minister for Property Relations of the Russian Federation (since 2000). He was the Minister for State Property of the Russian Federation (1998-2000); Deputy Chairman of the Government of the Russian Federation—Minister for the State Property of the Russian Federation (1997-1998); and First Deputy Chairman of the State Committee for Property of the Russian Federation and the First Deputy Minister for the State Property of the Russian Federation (1996-1997).

G. Gref. German Oskarovich Gref has served as a member of our Board of Directors since June 1999. From 1998-2000 he was First Deputy Minister for State Property of the Russian Federation. Since 2000 he has served as Minister for Economic Development and Trade of the Russian Federation.

V. Khristenko. Victor Borisovich Khristenko has been a member of our Board of Directors since 2000. In 1998 he served as Deputy Prime Minister of the Russian Federation. From 1998 to 1999 he served as First Deputy Minister of Finance of the Russian Federation. In 1999 he was acting state-secretary of the First Deputy Minister of Finance of the Russian Federation. From 1999 to 2000 he served as First Deputy Prime Minister of the Russian Federation. From 2000 to the present he has served as Deputy Prime Minister of the Russian Federation.

A. Levistskaya. Alexandra Yurievna Levistskaya has been a member of our Board of Directors since 2001. She is the First Deputy Head of the Presidential Administration of the Russian Federation (since June 2000). She was the assistant to the Head of the Administration of the President of the Russian Federation (1999-2000); President of the Federal Stock Corporation (1998-1999); and Director of the Department for Administrative Questions and the Executive Director of Open Joint Stock Company Federalnaya Fondovaya Corporatsiya (Federal Stock Corporation) (1995-1998).

M. Sereda. Mikhail Leonidovich Sereda has been a member of our Board of Directors since June 2002 and Head of our Administration of our Management Committee since July 2001. Mr. Sereda is also a member of the Board of Directors of Joint Stock Company Global Bank for Values Circulation (since August 2001); a member of the Supervisory Board of Wintershal Erdgaz Handelshaus GmbH (since March 2002); a member of the Supervisory Board of WINGAS GmbH (since March 2002); a member of the Board of Directors of Gazprom UK Ltd. (since April 2002); a member of the Board of Directors of Joint Stock Bank Gazprombank (since June 2002); a member of the Board of Directors of Open Joint Stock Company Vostokgazprom (since June 2002); and the Managing Director of Limited Liability Company Gazprom Finance B.V. (since July 2002). Mr. Sereda was the Deputy Head for Economy of Branch BTS of Open Joint Stock Company Verhnevolzhskie Magistralyne Nefteprovody (Verhnevolzhskie Trunk Pipelines) (May-July 2001); Deputy General Director for Finance of Open Joint Stock Company Baltic Pipeline System (then Branch BTS of Open Joint Stock Company Verhnevolzhskie Magistralnye Nefteprovody (Verhnevolzhskie Trunk Pipelines) (1999-2001); and a Leading Economist of the Credit Department of the St. Petersburg Bank of Open Joint Stock Company Joint Stock Commercial Savings Bank of the Russian Federation (1997-1999).

I. Yusufov. Igor Khanukovich Yusufov has been a member of our Board of Directors since June 2003. He has been Minister of Energy of the Russian Federation since 2001. He previously served as General Director of the Russian Agency for Government Reserves.

Management Committee Biographies

A. Miller. See "—Director Biographies."

A. Ananenkov. See "—Director Biographies."

E. Vasilieva. Elena Alexandrovna Vasilieva has been a Deputy Chairman of our Management Committee, and our Chief Accountant since September 2001. Ms. Vasilieva is also a member of the Board of Directors of Open Joint Stock Company Lazurnaya (since June 2002); a member of the Board of Directors of Closed Joint Stock Company Yamalgazinvest (since June 2002); a member of the Board of Directors of Joint Stock Bank Gazprombank (since June 2002); a member of the Board of Directors of Gazprom UK Ltd. (since April 2002); and a member of the Supervisory Board of Slavrusgaz (since November 2002). Ms. Vasilieva was the Chief Accountant of Open Joint Stock Company Baltic Pipeline System and the Chief Accountant of Branch BTS of Open Joint Stock Company Verhnevolzhskie Trunk Pipelines (1999-2001) and was Deputy Chief Accountant of Open Joint Stock Company St. Petersburg Seaport.

N. Guslisty. Nikolai Nikiforovich Guslisty has been a member and Deputy Chairman of our Management Committee since April 1997. He is also Chairman of the Board of Directors of Limited Liability Company Gazprommedstrakh (since April 1998) and Chairman of the Board of Directors of Commercial Bank Olimpiiskii (since February 1998). Mr. Guslisty was Chairman of the Boards of Directors of Limited Liability Company Volgogradneftemash and of Open Joint Stock Company Lazurnaya (1996-2002); and was a member of the management and General Director of PKP Gazcompromselstroi (1997).

Y. Komarov. Yuri Alexandrovich Komarov has been a Deputy Chairman of the Management Committee since 2002 and a member of the Management Committee since 1998. Mr. Komarov is the Chairman of the Board of Directors at Closed Joint Stock Company Gaztransit; Chairman of the Board of Directors of Joint Stock Company Yugrosgaz; Chairman of the Board of Directors of Closed Joint Stock Company Zarubezhneftegaz; and a member of the Management Committee of BSPC.

A. Ryazanov. Alexander Nikolaevich Ryazanov has been a Deputy Chairman of our Management Committee since November 2001. He also serves as Chairman of the Board of Directors of Joint Stock Company Sibur; as Chairman of the Board of Directors of Joint Stock Company Volgogradneftemash; as Chairman of the Board of Directors of Joint Stock Company Salavatnefteorgsyntez; as a member of the Supervisory Committee of Joint Stock Company Gazum; and as a member of the Board of Directors of Joint Stock Company Zapsibgazprom. Mr. Ryazanov served as a delegate to and Deputy Chairman of the Property Committee of the State Duma of the Federal Assembly of the Russian Federation from December 1999 through November 2001. He was a delegate to the legislative body of Tyumen region and a deputy of the legislative body of Khanty-Mansiisk autonomous region (1999); and General Director of Open Joint Stock Company Surgutskii Gazopererabatyvayushii Zavod (Surgut Gas-Processing Plant) (1994-1999).

S. Ushakov. Sergey Konstantinovich Ushakov was born in 1952 in Leningrad and graduated from Leningrad State University in 1974. Mr. Ushakov has been a member of our Management Committee since February 2003. He was Deputy Director of the Federal Protection Services from 2002 until February 2003 and was employed by the Directorate of the Federal Securities Service for St. Petersburg and the St. Petersburg region from 1974 until 2002.

B. Yurlov. Boris Dmitrievich Yurlov has been the Deputy Chairman of our Management Committee since June 2002. Mr. Yurlov was Deputy and subsequently First Deputy Manager of Affairs of the President of the Russian Federation (2000-2002) and Director of the Department of Project Financing of the Savings Bank of Russia (1998-2000).

M. Akselrod. Mikhail Arkadievich Akselrod has been a member of our Management Committee and Head of our Department of Capital Construction and Transportation since September 2001. Mr. Akselrod also serves as Chairman of the Board of Directors of Closed Joint Stock Company Informgazinvest (since August 2002); Chairman of the Board of Directors of Closed Joint Stock Company Yamalgazinvest (since July 2002); a member of the Board of Directors of Limited Liability Company Gazpromrazvitie (since October 2002); a member of the Board of Directors of Closed Joint Stock Company Gazpromstroiengeneering (since October 2002); Chairman of the Board of Directors of the Closed Joint Stock Company Kostromatrubinvest (since April 2002); Chairman of the Board of Directors of Open Joint Stock Company Spetsavtotrans (since June 2002); Chairman of the Board of Directors of Open Joint Stock Company Tsentrgaz (since April 2002); a member of the Board of Directors of Open Joint Stock Company Druzhba (since June 2002); a member of the Board of Directors of Open Joint Stock Company Zapsibgazprom (since May 2002); a member of the Board of Directors of Open Joint Stock Company Zavod po Proizvodstvu Trub Bolshogo Diametra (since May 2002); Chairman of the Board of Directors of Open Joint Stock Company Krasnodargazstroi (since May 2002); a member of the Management of Joint Stock Company Turusgaz (since February 2002); and General Director of Closed Joint Stock Company Gazpromstroiengeneering (since June 2002). He was the Deputy Director (1999-2000), Director for Investments and Constructions of Lenenergo (2000-2001) and Director for Use of Stations (2001) of Open Joint Stock Company Lenenergo; and President of Company Trade House Yappilya (from 1995-1999).

B. Budzulyak. Bogdan Vladimirovich Budzulyak has been a member of our Management Committee since 1993 and Head of our Department of Gas Transportation, Underground Storage and Utilization since 2001. He also previously served as Head of our Department of Gas Transportation and Utilization Mr. Budzulyak is also a member of the Administrative Council of Joint Stock Company Promgas (Italy); Chairman of the Administrative Council of Joint Stock Company Overgas Inc. (Bulgaria); Chairman of the Administrative Council of Joint Stock Company Topenergy (Bulgaria); a member of the Management Committee of Joint Stock Company Panrusgas (Hungary); a member of the Supervisory Council of Joint Stock Company EuRoPol GAZ (Poland); the Chairman of the Board of Directors of Closed Joint Stock Company Gaztelekom; Chairman of the Board of Directors of Open Joint Stock Company Gazcom; Chairman of the Board of Directors of Limited Liability Company Gazpromenergo; a member of the Board of Directors of Open Joint Stock Company Vostokgazprom; Chairman of the Board of Directors of Open Joint Stock Company Tomskgazprom; the Chairman of the Board of Directors of Closed Joint Stock Company Iskra-Avigaz; a member of the Board of Directors of Closed Joint Stock Company Yamalgazinvest; Chairman of the Board of Directors of Closed Joint Stock Company AKB Moskovskii Vekselnyi Bank; Chairman of the Board of Directors of Open Joint Stock Company Global Exchange Russian Gas; and Chairman of the Board of Directors of Closed Joint Stock Company Trade House Rus-gaz.

K. Chuichenko. Konstantin Anatolievich Chuichenko has been a member of our Management Committee since September 2002 and Head of the Legal Department since May 2001. Mr. Chuichenko is also Chairman of the Board of Directors of Closed Joint Stock Company Gazpromstroiengeneering; a member of the Board of Directors of Closed Joint Stock Company TNT-Teleset (since July 2002); Chairman of the Board of Directors of Open Joint Stock Company Gazprom-Media (since July 2002); Chairman of the Board of Directors of Open Joint Stock Company Zapsibgazprom (since May 2002); a member of the Board of Directors of Open Joint Stock Company Lazurnaya (since June 2002); a member of the Board of Directors of Open Joint Stock Company Gazprommedstrakh (since June 2002); and a member of the Moscow branch of the International St. Petersburg Bar Association (1997-2001).

V. Golubev. Valeri Alexandrovich Golubev has been a member of our Management Committee since June 2003. Since February 2003 he has also served as the General Director of Limited Liability Company Gazkomplektimpex. From 2002 to 2003 he served as the representative of the Legislative Assembly of the Leningrad Region in the Federal Council of the Federal Assembly of the Russian Federation. He has also been the Chairman of the Tourism Committee of the St. Petersburg Administration (1999 to 2002) and Head of the Vasileostrovski Administrative District of St. Petersburg (1993 to 1999).

A. Kruglov. Andrei Vyacheslavovich Kruglov has been a member of our Management Committee since 2002 and Head of our Department of Corporate Finance since April 2002. Mr. Kruglov is also a member of the Boards of Directors of Open Joint Stock Company Sibur (since June 2002) and of Joint Stock Company Global Bank for Value Circulation (since September 2002). He was Head of Group of Financial and Credit Cooperation of the Department of Technical Cooperation with Foreign Countries and International Organizations of the Managing Department for Foreign Economic Cooperation of St. Petersburg Administration (1995 to 2001); and an inspector of management of the international operations of BNP- Dresdner Bank (Russia) (1994 to 1995).

V. Ilyushin. Viktor Vasilievich Ilyushin has been a member of our Management Committee since 1997 and the Head of our Department for Relationships with Regions of the Russian Federation since 1998. Mr. Ilyushin is also a member of the Board of Directors of Joint Stock Company Gazprommedstrakh (since June 2002).

A. Medvedev. Alexander Ivanovich Medvedev has been a member of our Management Committee since 2002. He is the General Director of Limited Liability Company Gazexport. Mr. Medvedev was the Director of Company IMAG GmbH (1997, 1998-2002) and Vice-President of Open Joint Stock Company Vostochnaya Neftyanaya Companiya (1997-1998).

V. Podyuk. Vasili Grigorievich Podyuk has been a member of our Management Committee and Head of our Department for Gas, Gas Condensate and Oil Production since August 1997. He is also a member of the Board of Directors of Open Joint Stock Company Commercial Bank Severgazbank (since April 2002) and a member of the Board of Directors of Closed Joint Stock Company Informgazinvest (since June 2002). Mr. Podyuk was a member of the Board of Directors of Open Joint Stock Company Sibur (2001-2002); a member of the Board of Directors of Gazprom UK Ltd. (1999-2002); and Chairman of the Supervisory Council of Open Joint Stock Company Cherepovetskii Azot (2000-2001).

K. Seleznev. Kirill Gennadievich Seleznev has been a member of our Management Committee since September 2002 and is Head of our Department for Marketing and Processing of Gas and Liquid Hydrocarbons. He is also Chairman of the Board of Directors of Closed Joint Stock Company Armrosgazprom (since June 2002); Chairman of the Board of Directors of Closed Joint Stock Company Sevmorneftegaz (since August 2002); a member of the Board of Directors of Joint Stock Company Latvias Gaze (since June 2002); a member of the Board of Directors of Sibur (since June 2002); a member of the Board of Directors of Rosshelf (since May 2002); and a member of the Board of Directors of Open Joint Stock Company Druzhba (since June 2002). He was Deputy Head of the Management Apparatus and assistant to the Chairman of the Management Committee of Gazprom (2001 to 2002); Head of the Tax Group of the Open Joint Stock Company Baltic Pipeline System (2000-2001); Chief Specialist of the Group for the Coordination of Investment Activities of Open Joint Stock Company St. Petersburg Sea Port (1999-2000); and leading Securities Specialist of the Stock Operations Department of Open Joint Stock Company Investment and Finance Group Management-Investments-Development (1998-1999).

Description of our Management

In accordance with the Joint Stock Companies Law and our Charter, we are governed by our General Meeting of Shareholders, Board of Directors, Management Committee and the Management Committee Chairman. The General Meeting of Shareholders is our highest governing body and, among other things, elects our Board of Directors. In practice, our Board of Directors is responsible for formulating our strategy and the Management Committee is responsible for implementing the strategy and managing the Company on a day-to-day basis.

General Meeting of Shareholders

The General Meeting of Shareholders takes place annually, usually in June. The following decisions can be taken only by the General Meeting of Shareholders: amendments to the Charter, the reorganization or liquidation of the Company, the election of the members of our Board of Directors and Audit Commission, determination of the quantity, category, nominal price, number of authorized shares, increases in the charter capital (where such decision is reserved for the General Meeting of Shareholders by law and by the Charter), reduction of the charter capital, approval of the annual report and annual accounts, approval of large transactions and transactions that involve interested parties (in accordance with the terms of Chapters X and XI of the Joint Stock Companies Law).

Board of Directors

The Board of Directors is responsible for the general management of our activities. The Board of Directors must consist of a minimum of nine persons; at present, it has 11. Six members of the Board of Directors hold positions in the Government or in the Presidential Administration. The Chairman of the Management Committee, a member of the Management Committee and a member of our administration were all elected to the Board of Directors.

The powers of our Board of Directors include the following: to determine the priorities of our operations; to approve annual budgets; to call General Meetings of Shareholders and to determine the agenda for such meetings; to determine the record date for General Meetings of Shareholders and for the payment of dividends; to increase our charter capital (except where such increase is within the competence of the General Meeting of Shareholders); to issue bonds or other securities in accordance with the Joint Stock Companies Law; to appoint our executive bodies (i.e., the Management Committee and the Chairman of the Management Committee); to decide on early termination of the powers of these bodies; to nominate candidates for the position of Deputy Chairman of the Management Committee; to determine the remuneration of the Chairman and members of the Management Committee; to recommend the size of dividends; to use the reserve and other funds; to create branch and representative offices; to specify the means of effecting transactions; to adopt decisions on certain major transactions and certain "interested party" transactions (except such major or interested party transactions, the approval of which is within the competence of the General Meeting of Shareholders); and to establish the terms of cooperation with subsidiaries and organizations of which Gazprom holds stock and equity participations.

Members of the Board of Directors are elected by the shareholders through a system of cumulative voting until the next annual General Meeting of Shareholders and may be re-elected any number of times. The General Meeting of Shareholders may also terminate the authority of all members of the Board of Directors. Members of the Management Committee may not comprise more than one-quarter of the Board of Directors and there must be at least nine Directors at all times. The Chairman of the Board of Directors is elected by the members of the Board of Directors by a majority vote of all members of the Board of Directors and may be re-elected at any time by a special resolution requiring at least a two-thirds majority. The Chairman of the Management Committee cannot simultaneously serve as the Chairman of the Board of Directors.

Management Committee

The Management Committee and the Chairman of the Management Committee manage our day-to-day affairs. The Chairman and members of the Management Committee are appointed by the Board of Directors for a term of five years. The Board of Directors has the right to terminate the authority of any Management Committee members as well as the Chairman of the Management Committee.

The competence of the Management Committee includes: (i) development of forward-looking plans and principal programs, including our annual budget and investment programs, preparation of reports on the implementation of those programs for submission to our Board of Directors; (ii) organization of gas flow management and management of the UGSS; (iii) organizing control over the development of our current and prospective plans and programs; (iv) securing the organization and reliability of our bookkeeping accounts and the timely preparation of the annual report and other financial reports; and (v) presenting information about our activities for the use of shareholders, creditors, and the media.

The Management Committee meets at least twice every month in accordance with a schedule which is approved by the Chairman of the Management Committee.

Chairman of the Management Committee

The Chairman of the Management Committee has authority to act in our name without power of attorney, present our interests, approve staff, issue orders and decrees, give instructions to be carried out by all the employees of Gazprom, and issue internal documents with respect to the current activities with the exception of internal documents which are within the competence of our other management organs.

Additional Information about our Directors and Management Committee Members

Directors' and Officers' Compensation

Our shareholders determine the compensation of directors at each General Meeting of Shareholders. Our Charter does not contain any provisions directly relating to the power of directors to approve remuneration (including pensions or other benefits) for themselves or any other member of our Board of Directors.

In the year ended December 31, 2002, we paid compensation (salaries and pensions) to our directors and members of the Management Committee of RR143 million, including compensation of Sergey Alexeevich Lukash, who has since ceased to be a member of the Management Committee.

Share Ownership of Directors, Management Committee Members and Employees

The aggregate direct ownership of shares by the members of our Management Committee and Board of Directors was 0.013% and 0.003%, respectively, at June 30, 2003.

SHAREHOLDING STRUCTURE

As of June 30, 2003, our charter capital was RR118,367,564,500, consisting of 23,673,512,900 shares with a nominal value of RR5 each.

Pursuant to Government Resolution No. 654 of May 30, 1997, our shares are traded in Russia on the Moscow Stock Exchange, the St. Petersburg Stock Exchange, the Yekaterinburg Stock Exchange and the Siberian Stock Exchange.

We have held shareholders' meetings since 1995. The number of our shareholders has decreased from 1,030,002 in 1995 to approximately 488,709 as at June 30, 2003.

Presidential Decree of the Russian Federation No. 529 of May 28, 1997 limited foreign equity participation in the Company to 9% of our shares. Presidential Decree of the Russian Federation No. 943 of August 10, 1998 authorized the sale of a further 5% of our shares to foreign shareholders. Only 2.5% out of the 5% authorized has been sold, and therefore the current level of foreign equity participation is currently 11.5%. The Gas Supply Law also limits foreign shareholdings in our charter capital to 20%.

In 1996, we placed shares representing 1.98% of our charter capital on the foreign markets in the form of American Depositary Shares ("ADS"). Due to the restrictions on foreign equity ownership that prevent the purchase of our shares by foreign participants in the domestic market, the issue of ADSs created a dual market in our shares, with the ADSs trading at a substantial premium over our shares in the domestic market. In 1999, Ruhrgas acquired 1% of our shares in the form of ADSs. Between December 2000 and January 2001 an additional 1.44% of our shares were sold to foreign investors in the form of ADSs. As of June 30, 2003, 4.42% of our shares are held in the form of ADSs. Our ADSs are currently listed on the London Stock Exchange. In April 2001, President Putin established a working group to examine ways in which to liberalize the current dual market in our shares.

The following table summarizes our shareholding structure as at June 30, 2003:

Shareholders	%
Russian Federation(1)	38.37
Our subsidiaries(2)	16.26
Foreign shareholders other than our subsidiaries(3)	6.92
Other(4)	38.45
Total	100.00

Notes:

(1) Six of the 11 members of our Board of Directors are representatives of the state.

(2) Includes (i) 4.58% held by Gazprom Finance B.V., Gazprom's wholly-owned financial vehicle, which shareholding is intended to be used to secure Gazprom's liabilities and issue derivative financial instruments; and (ii) 4.68% held by the Gazprom pension fund. Our subsidiaries are entitled to vote the shares they own. As of December 31, 2002 our subsidiaries held 16.2% of our shares. Changes in the ownership of our shares by our subsidiaries occur as a result of trading activity conducted in the ordinary course of business by certain of our subsidiaries.

(3) Includes Ruhrgas holdings of (i) 2.5% of Gazprom shares acquired through a privatization auction which was held pursuant to Presidential Decree No. 1316 of October 31, 1998; and (ii) 1% in the form of ADSs.

(4) Includes shares held by our employees.

CERTAIN TRANSACTIONS

Interested Party Transactions under Russian Law

Russian law requires a company that enters into transactions with certain types of its affiliates that are referred to as "interested party transactions" to comply with special approval procedures. Under Russian law, an "interested party" includes (i) members of the board of directors or the collegial executive body of the company, (ii) the CEO of the company (including a managing organization or manager), (iii) any person that owns, together with that person's affiliates, at least 20% of the company's voting shares or (iv) a person who on legal grounds has the right to give mandatory instructions to the company, if any of the above listed persons, or a close relative or affiliate of such person, is:

- a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction;
- the owner of at least 20% of the shares in a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction; or
- a member of the board of directors or the collegial executive body or the CEO of a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction or an officer of the managing organization of such company.

Transactions between members of a consolidated corporate group may be considered to be interested party transactions in certain circumstances, even when the companies involved are wholly-owned by the parent company.

Under applicable Russian law, interested party transactions are to be approved by a majority of the disinterested independent members of the board of directors of the company. Where all the directors are interested, or are not independent, or if the subject matter of the transaction exceeds 2% of the balance sheet assets of the company determined under Russian accounting principles (with certain exceptions for share placements), a majority vote of the disinterested shareholders of the company is required. The consequence of not having obtained the appropriate approval is that the transaction in question may be declared invalid upon a claim by the company or any of its shareholders.

In certain circumstances, such as when an interested party transaction is entered into between companies within our Group, the transaction will not always be submitted to the boards of directors of the companies for advance approval because, under Russian law, the lack of advance approval makes the transaction voidable, but not void. If any transaction is challenged in court, the matter of approving it will be submitted for consideration to the boards of directors. In 2000, 2001 and 2002, the Board of Directors of OAO Gazprom approved certain transactions after, rather than before, they were consummated, and since 1996 the Board of Directors has never recognized any such transaction to be contrary to OAO Gazprom's interests or denied approval thereof *post factum*. In accordance with certain existing judicial practice with respect to the consideration of claims seeking the invalidation of transactions in other legal contexts, *post factum* approval has been regarded as being a sufficient basis for the claim to be rejected. While there can be no assurance that a claim for a violation of the interested party transaction approval requirements would also be rejected, we have proceeded when we have believed it to be necessary to do so on the basis that judicial practice in this area would be similar. However, on the basis that the Joint Stock Company Law, following the amendments which became effective on January 1, 2002, now explicitly requires that interested party transactions should be approved in advance, it is unclear whether future judicial practice will uphold *post factum* approval of interested party transactions concluded after January 1, 2002.

We have put in place procedures to monitor our interested party transactions, which include keeping a register of all such transactions and maintaining a quarterly-updated database of information provided to us by our managers and directors about companies in which they or their families hold positions on management bodies or have equity interests. In addition, our Board of Directors adopted a resolution on September 27, 2002 whereby all transactions, whether with interested parties or not, involving (i) shares, interests or participations held by us or our subsidiaries in other companies; (ii) loans or other borrowings having a value of greater than 0.3% of our unconsolidated balance sheet assets determined under Russian accounting principles; or (iii) purchases or disposals of fixed assets having a value greater than 0.3% of our unconsolidated balance sheet assets determined under Russian accounting principles require prior approval by our Board of Directors.

The foregoing information relates to transactions and agreements entered into by our parent company, OAO Gazprom. Our subsidiaries are subject to the same (or similar) legal requirements regarding the approval of interested party transactions.

Transactions with the Government of the Russian Federation

The Government directly owns approximately 38.37% of our issued shares and controls our Board of Directors. See "Business—Marketing—Delayed Payments for Gas Deliveries in Russia" and "Risk Factors—Risks Relating to our Business—The Government has exercised, and can continue to be expected to exercise, a strong influence over our operations." In the normal course of our business, we sell gas to the Government and certain Government-owned or -controlled entities. The price at which we sell gas to these entities is the same regulated price at which we sell gas to other domestic consumers. Some of these entities fall into the category of consumers whom we are prevented from disconnecting pursuant to Government regulation.

Transactions with Stroytransgaz

Certain former members of our Board of Directors and members of their families own or owned significant shareholdings in Stroytransgaz. In the mid-1990s, Stroytransgaz acquired about 5% of our shares as part of the settlement of a debt owed by us to Stroytransgaz for various construction services. The shares we transferred to Stroytransgaz were part of a 10% block of our shares that we and our subsidiary Gazfund acquired from the Government in 1995 for nominal value using privatization vouchers. This nominal value was used as the basis for determining the number of shares to be transferred to Stroytransgaz in respect of the debt we owed them for the construction services they provided. We subsequently challenged this transaction with Stroytransgaz and reached an understanding for the return of 4.83% of our shares. These shares were held jointly by three of our subsidiaries and Stroytransgaz pursuant to a joint activity agreement under which we had the right to vote the shares. As a result of our agreement with Stroytransgaz, in March 2003 Stroytransgaz transferred its stake in the joint activity to our subsidiary Gazprominvestholding in exchange for the Gazprom promissory notes with a face value of RR5,719 million and payable in January 2004 that we had contributed to the joint activity. We subsequently acquired 25.9% of the ordinary shares of Stroytransgaz for consideration of RR3,335 million, including investments, promissory notes and cash, in April 2003. In the normal course of business, we enter into transactions with Stroytransgaz for the construction of pipelines in the Russian Federation which we outsource to third-party contractors through a tender process. Stroytransgaz has been a successful bidder in a large number of these tenders. Stroytransgaz rendered construction services to us in the amounts of RR32,278 million in 2002 and RR39,963 million in 2001.

Transactions with Interprokom

Family members of certain former members of our Board of Directors and a member of the Management Committee own significant interests in OOO Interprokom ("Interprokom").

Interprokom acts as our agent in the acquisition of equipment and is remunerated for those services based on a fixed commission percentage. Interprokom acted as an agent in our acquisition of RR8,021 million and RR11,611 million of equipment during 2002 and 2001, respectively. Commissions paid to Interprokom amounted to RR113 million and RR107 million during 2002 and 2001, respectively.

Gazprombank, our principal banking subsidiary, had outstanding import letters of credit issued on behalf of Interprokom and sub-contractors of Interprokom in the amount of RR6,982 million and RR9,751 million as of December 31, 2002 and 2001, respectively. These import letters of credit are issued to third-party suppliers in connection with the purchase of equipment by Interprokom on our behalf.

Transactions with Itera

Beginning around 1997, under our previous management, we entered into a number of transactions with Itera, a company that operates as an independent supplier of gas in Russia and the FSU. Certain of these transactions were questioned by some of our minority shareholders. The transactions involved acquisitions by Itera of interests in certain of our gas fields, tax arrangements involving Itera in the Yamal-Nenets and Nadym-Pur-Taz regions of Russia, purchases of gas from Itera, the transportation of gas owned by Itera through the

UGSS, loans to Itera and guarantees of Itera indebtedness. In early 2001, our Board of Directors appointed our independent auditors, PricewaterhouseCoopers, to examine certain aspects of our financial and operating activities and, in particular, our operating relationship with Itera. PricewaterhouseCoopers presented its report (the "Report") at a meeting of our Board of Directors in July 2001. The Report made certain recommendations, some of which have been implemented and others of which are in the process of being implemented. Partly as a result of the Report, we intensified our asset reacquisition program through which we have reacquired assets from Itera. See "Certain Factors Affecting our Financial Condition and Results of Operations—Certain Acquisitions and Dispositions—Our asset reacquisition program."

FACILITY AGREEMENT

The following is the text of the Facility Agreement that has been entered into between us and the Issuer. In the context of each Series of Notes and the corresponding Loan, this Facility Agreement should be read in conjunction with, and is qualified in its entirety by, the relevant Loan Supplement for such Series and Loan.

This Facility Agreement is made on 22 September 2003 **between**:

(1) **OPEN JOINT STOCK COMPANY GAZPROM**, a company established under the laws of the Russian Federation whose registered office is at 16 Nametkina Street, 117884 Moscow, Russian Federation ("**Gazprom**"); and

(2) **GAZ CAPITAL S.A.**, a société anonyme established under the laws of Luxembourg whose registered office is at 2, Boulevard Konrad Adenauer L-1115 Luxembourg, registered with the Register of Commerce and Companies, Luxembourg under number B - 95071 (the "**Lender**").

Whereas, the Lender has at the request of Gazprom agreed to make available to Gazprom a loan facility in the maximum amount of the Programme Limit (as defined below) on the terms and subject to the conditions of this Agreement, as amended and supplemented in relation to each Loan by a Loan Supplement dated the Closing Date substantially in the form set out in the Schedule hereto (each, a "**Loan Supplement**");

Whereas, it is intended that, concurrently with the extension of any Loan under this loan facility, the Lender will issue certain loan participation notes in the same nominal amount and bearing the same rate of interest as such Loan; and

Whereas, it has been agreed in the Principal Trust Deed (as defined below) that if following the assignment by the Lender of its rights and obligations under any Loan Agreement, the Trustee or any person receiving payments under the direction of the Trustee in accordance with Clause 2.8 of the Principal Trust Deed is no longer a resident of a state with which the Russian Federation has a double taxation treaty providing for a zero withholding tax rate on income in the form of interest, then the Trustee shall use its best endeavours (using its powers under the Principal Trust Deed) to select a new trustee or co-trustee, appoint an agent or nominee, delegate any of its functions or take such other measures that it deems advisable or necessary so that payments obtain the benefit of a zero withholding tax rate on payments in the form of interest.

Now it is hereby agreed as follows:

1 Definitions and Interpretation

1.1 Definitions

In this Agreement (including the recitals), the following terms shall have the meanings indicated:

"**Account**" means an account in the name of the Lender with the Principal Paying Agent as specified in the relevant Loan Supplement.

"**Affiliates**" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect control by such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"**Agency Agreement**" means the paying agency agreement relating to the Programme dated 22 September 2003 between the Lender, Gazprom, the Trustee and the agents named therein.

"**Arrangers**" mean Deutsche Bank AG London and UBS Limited or any additional or replacement arranger appointed, and excluding any Arranger whose appointment has terminated pursuant to the Dealer Agreement.

"**Business Day**" means (save in relation to Clause 4) a day (other than a Saturday or Sunday) on which (a) banks and foreign exchange markets are open for business generally in the relevant place of payment, and (b) if on that day a payment is to be made in a Specified Currency other than euro hereunder, where payment is to be made by transfer to an account maintained with a bank in the Specified Currency, foreign exchange transactions may be carried on in the Specified Currency in the principal financial centre of the country of such Specified Currency and (c) if on that day a payment is to be made in euro hereunder, a day on which the TARGET System is operating and (d) in relation to a Loan corresponding

to a Series of Notes to be sold pursuant to Rule 144A under the Securities Act, banks and foreign exchange markets are open for business generally in New York City.

"**Calculation Agent**" means, in relation to a Loan, Deutsche Bank AG London or any person named as such in the relevant Loan Supplement or any successor thereto.

"**Closing Date**" means the date specified as such in the relevant Loan Supplement.

"**Consolidated Net Tangible Assets**" means the total of all assets less (i) total liabilities, (ii) goodwill, trade names, trade marks, service marks, patents, licences, organisational expenses, research and development expenses, unamortised debt discount and expense, unamortised deferred charges and all other like intangible assets, (iii) all write-ups of fixed assets, net of accumulated depreciation thereon, after the most recent consolidated balance sheet of Gazprom and its consolidated Subsidiaries immediately preceding the relevant Closing Date prepared in accordance with IFRS, as consistently applied, other than any revaluation supported by an independent appraisal completed by an appropriately qualified firm and disregarding, for the avoidance of doubt, any restatement for changes in the general purchasing power of the Rouble in accordance with IFRS 29 "Financial Reporting in Hyperinflationary Economics" and (iv) preferred stock, if any, all as set forth on the most recent consolidated balance sheet of Gazprom and its consolidated Subsidiaries prepared in accordance with IFRS, as consistently applied.

"**Day Count Fraction**" has the meaning specified in the relevant Loan Supplement.

"**Dealer Agreement**" means the dealer agreement relating to the Programme dated 22 September 2003 between the Lender, Gazprom, the Arrangers and the other dealers appointed pursuant to it.

"**Dollars**", "**$**" and "**U.S.$**" means the lawful currency of the United States of America.

"**Encumbrance**" means any mortgage, charge, pledge, lien (other than a lien arising solely by operation of law which is discharged within 45 days of arising) or other security interest securing any obligation of any Person or any other type of preferential arrangement (including any title transfer and retention arrangement) having a similar effect.

"**Environmental Law**" means any applicable law in any jurisdiction in which any member of the Group conducts business which relates to the pollution or protection of the environment or harm to or the protection of human health or the health of animals or plants.

"**euro**" or "**€**" means the lawful currency of the member states of the European Union that adopted the single currency in accordance with the Treaty of Rome, as amended.

"**Event of Default**" has the meaning assigned to such term in sub-clause 11.1 hereof.

"**Financial Indebtedness**" means any obligation for the payment of money in any currency, other than an obligation for the payment of money in the lawful currency for the time being of the Russian Federation payable to any person domiciled, resident or having its head office or principal place of business in the Russian Federation, whether sole, joint or several, and whether actual or contingent, in respect of:

(a) moneys borrowed or raised (including the capitalised value of obligations under financial leases and hire purchase agreements and deposits, but excluding moneys raised by way of the issue of share capital (whether or not for a cash consideration) and any premium on such share capital) and interest and other charges thereon or in respect thereof;

(b) any liability under any debenture, bond, note, loan stock or other security or under any acceptance or documentary credit, bill discounting or note purchase facility or any similar instrument;

(c) any liability in respect of the deferred acquisition cost of property, assets or services to the extent payable after the time of acquisition or possession thereof by the party liable, but not including any such liability in respect of normal trade credit for a period not exceeding six months for goods or services supplied;

(d) any liability under any interest rate or currency hedging agreement;

(e) any liability under or in respect of any bonding facility, guarantee facility or similar facility; and

(f) (without double counting) any guarantee or other assurance against financial loss in respect of such moneys borrowed or raised, interest, charges or other liability (whether the person liable in respect of such moneys borrowed or raised, interest, charges or other liability is or is not a member of the Group),

but not where the same relates to or is in connection with any Project Financing.

"**Fixed Rate Loan**" means a Loan specified as such in the relevant Loan Supplement.

"**Floating Rate Loan**" means a Loan specified as such in the relevant Loan Supplement.

"**Gazprom Account**" means an account in the name of Gazprom as specified in the relevant Loan Supplement for receipt of Loan funds.

"**Gazprom Agreements**" means this Agreement, the Agency Agreement, the Dealer Agreement and together with, in relation to each Loan, the relevant Subscription Agreement and Loan Supplement.

"**Group**" means Gazprom and its Subsidiaries taken as a whole.

"**IFRS**" means the International Financial Reporting Standards issued by the International Accounting Standards Board (as amended, supplemented or re-issued from time to time).

"**Interest Payment Date**" means the dates specified as such in the relevant Loan Supplement.

"**Interest Period**" means each period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date.

"**Lead Manager(s)**" means the Relevant Dealer(s) specified as such in the relevant Subscription Agreement.

"**Lender Agreements**" means the Dealer Agreement, this Agreement, the Agency Agreement, the Principal Trust Deed and together with, in relation to each Loan, the relevant Subscription Agreement, Loan Supplement and Supplemental Trust Deed.

"**Loan**" means each loan to be made pursuant to, and on the terms specified in this Agreement and the relevant Loan Supplement and includes each Fixed Rate Loan and Floating Rate Loan.

"**Loan Agreement**" means this Agreement and (unless the context requires otherwise), in relation to a Loan means this Agreement as amended and supplemented by the relevant Loan Supplement.

"**Material Adverse Effect**" means a material adverse effect on (a) the financial condition or operations of Gazprom or its Principal Subsidiaries or (b) Gazprom's ability to perform its obligations under a Loan Agreement or (c) the validity, legality or enforceability of a Loan Agreement or the rights or remedies of the Lender under a Loan Agreement.

"**Notes**" means the loan participation notes that may be issued from time to time by the Lender under the Programme in Series, each Series corresponding to a Loan and in relation to a Loan as defined in the relevant Loan Supplement.

"**Noteholder**" means, in relation to a Note, the person in whose name such Note is registered in the register of the noteholders (or in the case of joint holders, the first named holder thereof).

"**Officer's Certificate**" means a certificate signed by an officer of Gazprom who shall be the principal executive officer, principal accounting officer or principal financial officer of Gazprom.

"**Opinion of Counsel**" means a written opinion from international legal counsel being acceptable to the Lender.

"**Permitted Encumbrance**" means:

(i) any Encumbrance existing on the date of the relevant Loan Agreement;

(ii) any Encumbrance existing on any property, income or assets of any corporation at the time such corporation becomes a Subsidiary of Gazprom and not created in contemplation of such event, provided that no such Encumbrance shall extend to any other property, income or assets of such corporation or the Group;

(iii) any Encumbrance on any property, income or assets of any corporation existing at the time such corporation is merged or consolidated with or into Gazprom or any Subsidiary of Gazprom and not created in contemplation of such event, provided that no such Encumbrance shall extend to any other property, income or assets of the Group;

(iv) any Encumbrance on any property or assets securing Financial Indebtedness of Gazprom or any Subsidiary incurred or assumed for the purpose of financing all or part of the cost of acquiring, purchasing, constructing or developing such property or assets, provided that no such Encumbrance shall extend to any other property or assets of the Group, the principal

amount of the Financial Indebtedness secured by such Encumbrance shall not exceed the cost of acquiring, purchasing, constructing or developing such property or assets, and such Encumbrance attaches to such property or assets concurrently with or within 90 days after the acquisition or purchase, or the commencement of the construction or development, thereof;

(v) any Encumbrance on any property or assets securing Financial Indebtedness of Gazprom or any Subsidiary incurred or assumed for the purpose of financing all or part of the cost of repairing or refurbishing such property or assets, provided that no such Encumbrance shall extend to any other property or assets of the Group, the principal amount of the Financial Indebtedness secured by such Encumbrance shall not exceed the cost of such repairs or refurbishments, and such Encumbrance attaches to such property or assets concurrently with or within 90 days after the commencement of such repairs or refurbishments;

(vi) any Encumbrance existing on any property, income or assets prior to the acquisition thereof by Gazprom or any Subsidiary and not created in contemplation of such acquisition, provided that no such Encumbrance shall extend to any other property, income or assets of the Group;

(vii) any Encumbrance on the property, income or assets of any Subsidiary securing intercompany Financial Indebtedness of such Subsidiary owing to Gazprom or another Subsidiary;

(viii) any Encumbrance securing Financial Indebtedness incurred in connection with a Project Financing if the Encumbrance is solely on the property, income, assets or revenues of the project for which the financing was incurred;

(ix) any Encumbrance securing Financial Indebtedness not exceeding 50 per cent. of Gazprom's Consolidated Net Tangible Assets at any time of determination;

(x) any Encumbrance arising out of the refinancing, extension, renewal or refunding of any Financial Indebtedness of Gazprom or any Subsidiary secured by any Permitted Encumbrance, provided that such Financial Indebtedness is not increased and, if the property, income or assets securing any such Financial Indebtedness are changed in connection with any such refinancing, extension, renewal or refunding, the value of the property, income or assets securing such Financial Indebtedness is not increased;

(xi) any Encumbrance over any goods or products, or documents, insurance policies or sale contracts in relation to any goods or products, arising in the ordinary course of trading in connection with the provision of a letter of credit or any similar transaction where such Encumbrance secures only so much of the acquisition cost or selling price (and amounts incidental thereto) of such goods or products which is required to be paid within 120 days after the date upon which liability in respect of the same was first incurred; and

(xii) a right of set-off, right to combine accounts or any analogous right which any bank or other financial institution may have relating to any credit balance of any member of the Group.

"**Person**" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, company, firm, trust, organisation, government, or any agency or political subdivision thereof or any other entity, whether or not having a separate legal personality.

"**Potential Event of Default**" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"**Principal Subsidiary**" means at any relevant time a Subsidiary of Gazprom:

(i) whose total assets or gross revenues (or, where the Subsidiary in question prepares consolidated accounts, whose total consolidated assets or gross consolidated revenues, as the case may be) represent not less than 5 per cent. of the total consolidated assets or the gross consolidated revenues of Gazprom and its Subsidiaries, all as calculated by reference to the then latest audited accounts (or consolidated accounts as the case may be) (in each case, produced on the basis of IFRS, consistently applied) of such Subsidiary and the then latest audited consolidated accounts of Gazprom (produced on the basis of IFRS, consistently applied) and its consolidated Subsidiaries; or

(ii) to which is transferred all or substantially all the assets and undertaking of a Subsidiary which immediately prior to such transfer is a Principal Subsidiary.

"**Principal Trust Deed**" means the principal trust deed dated 22 September 2003 between the Lender and the Trustee.

"**Programme**" means the programme for the issuance of loan participation notes.

"**Programme Limit**" means U.S.$5,000,000,000 or its equivalent in other currencies, being the maximum aggregate principal amount of Notes that may be issued and outstanding at any time under the Programme as may be increased in accordance with the Dealer Agreement.

"**Project Financing**" means any financing of all or part of the costs of the acquisition, construction, development or operation of any asset or project if the person or persons providing such financing expressly agrees to limit its recourse solely to the asset or project financed and the revenues derived from such asset or project as the principal source of repayment for the moneys advanced.

"**Rate of Interest**" has the meaning assigned to such term in the relevant Loan Supplement.

"**Relevant Time**" means, in relation to a payment in a Specified Currency, the time in the principal financial centre of such Specified Currency and, in relation to a payment in euro, Brussels time.

"**Repayment Date**" means the date specified as such in the relevant Loan Supplement.

"**Roubles**" means the lawful currency of the Russian Federation.

"**Same-Day Funds**" means funds for payment, in the Specified Currency as the Lender may at any time determine to be customary for the settlement of international transactions in the principal financial centre of the country of the Specified Currency or, as the case may be, euro funds settled through the TARGET System or such other funds for payment in euro as the Lender may at any time determine to be customary for the settlement of international transactions in Brussels of the type contemplated hereby.

"**Series**" means a series of Notes that (except in respect of the first payment of interest and their issue price) have identical terms on issue and are expressed to have the same series number.

"**Side Letter**" means the letter specified as such in the relevant Loan Supplement.

"**Specified Currency**" means the currency specified as such in the relevant Loan Supplement.

"**Subscription Agreement**" means the agreement specified as such in the relevant Loan Supplement.

"**Subsidiary**" means, with respect to any Person, (i) any corporation, association or other business entity of which at least 50 per cent. of the total voting power entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or any combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

"**Supplemental Trust Deed**" means a supplemental trust deed in respect of a Series of Notes which constitutes and secures, *inter alia*, such Series dated the relevant Closing Date and made between the Lender and the Trustee (substantially in the form set out in Schedule 10 of the Principal Trust Deed).

"**TARGET System**" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereof.

"**Taxes**" means any taxes (including interest or penalties thereon) which are now or at any time hereafter imposed, assessed, charged, levied, collected, demanded, withheld or claimed by the Russian Federation, Luxembourg or any taxing authority thereof or therein provided, however, that for the purposes of this definition the references to Luxembourg shall, upon the occurrence of the Relevant Event (as this term is defined in the Trust Deed), be deemed to be references to the jurisdiction in which the Trustee is domiciled for tax purposes; and the term "**Taxation**" shall be construed accordingly.

"**Trust Deed**" means the trust deed specified as such in the relevant Loan Supplement.

"**Trustee**" means Deutsche Bank Trust Company Americas, as trustee under the Trust Deed and any successor thereto as provided thereunder.

"**Warranty Date**" means the date hereof, the date of each Loan Supplement, each Closing Date, each date on which the Offering Circular or any of the Lender Agreements is amended, supplemented or replaced and each date on which the Programme Limit is increased.

1.2 Other Definitions

Unless the context otherwise requires, terms used in this Agreement which are not defined in this Agreement but which are defined in the Principal Trust Deed, the Notes, the Agency Agreement or the Dealer Agreement shall have the meanings assigned to such terms therein.

1.3 Interpretation

Unless the context or the express provisions of this Agreement otherwise require, the following shall govern the interpretation of this Agreement:

1.3.1 All references to "Clause" or "sub-clause" are references to a Clause or sub-clause of this Agreement.

1.3.2 The terms "hereof", "herein" and "hereunder" and other words of similar import shall mean the relevant Loan Agreement as a whole and not any particular part hereof.

1.3.3 Words importing the singular number include the plural and vice versa.

1.3.4 All references to "taxes" include all present or future taxes, levies, imposts and duties of any nature and the terms "tax" and "taxation" shall be construed accordingly.

1.3.5 The table of contents and the headings are for convenience only and shall not affect the construction hereof.

1.3.6 Any reference herein to a document being in "agreed form" means that the document in question has been agreed between the proposed parties thereto, subject to any amendments that the parties may agree upon prior to the Issue Date.

2 Loans

2.1 Loans

On the terms and subject to the conditions set forth herein and, as the case may be, in each Loan Supplement, the Lender hereby agrees to make available to Gazprom Loans up to the total aggregate amount equal to the Programme Limit.

2.2 Purpose

The proceeds of each Loan will be used for general corporate purposes, but the Lender shall not be concerned with the application thereof.

2.3 Separate Loans

It is agreed that with respect to each Loan, all the provisions of this Facility Agreement and the Loan Supplement shall apply *mutatis mutandis* separately and independently to each such Loan and the expressions "**Account**", "**Closing Date**", "**Day Count Fraction**", "**Interest Payment Date**", "**Loan Agreement**", "**Notes**", "**Rate of Interest**", "**Repayment Date**", "**Specified Currency**", "**Subscription Agreement**" and "**Trust Deed**", together with all other terms that relate to such a Loan shall be construed as referring to those of the particular Loan in question and not of all Loans unless expressly so provided, so that each such Loan shall be made pursuant to this Facility Agreement and the relevant Loan Supplement, together comprising the Loan Agreement in respect of such Loan and that, unless expressly provided, events affecting one Loan shall not affect any other.

3 Drawdown

3.1 Drawdown

On the terms and subject to the conditions set forth herein and, as the case may be, in each Loan Supplement, on the Closing Date thereof the Lender shall make a Loan to Gazprom and Gazprom shall make a single drawing in the full amount of such Loan.

3.2 Loan Fees and Expenses

In consideration of the Lender making a Loan to Gazprom, Gazprom hereby agrees that it shall, two Business Days before each Closing Date, pay to the Lender, in Same-Day Funds, an amount equal to the reimbursable expenses incurred by the Lender in a total amount to be specified in the relevant Loan Supplement.

3.3 Disbursement

Subject to the conditions set forth herein and, as the case may be, in each Loan Supplement, on each Closing Date the Lender shall transfer the amount of the relevant Loan to the Gazprom Account specified in the relevant Loan Supplement.

3.4 Programme Fees and Expenses

In consideration of the Lender establishing and maintaining the Programme and agreeing to make Loans to Gazprom, Gazprom shall pay on demand to the Lender each year an amount to reimburse the Lender

for its expenses relating to its management and operation in servicing the Loans as set forth to Gazprom in an invoice from the Lender.

4 Interest

4.1 Rate of Interest for Fixed Rate Loans

Each Fixed Rate Loan bears interest on its outstanding principal amount from (and including) the Interest Commencement Date at the rate(s) per annum (expressed as a percentage) equal to the applicable Rate of Interest.

If a Fixed Amount or a Broken Amount is specified in the relevant Loan Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Loan Supplement.

4.2 Payment of Interest for Fixed Rate Loans

Interest at the Rate of Interest shall accrue on each Fixed Rate Loan from day to day, starting from (and including) the Interest Commencement Date and thereafter from (and including) each Interest Payment Date, to (but excluding) the next Interest Payment Date and shall be paid in arrear not later than 10.00 a.m. (Relevant Time) one Business Day prior to each Interest Payment Date.

4.3 Interest for Floating Rate Loans

4.3.1 *Interest Payment Dates:* Each Floating Rate Loan bears interest on its outstanding principal amount from (and including) the Interest Commencement Date and thereafter from (and including) the Interest Payment Date, to (but excluding) the next Interest Payment Date at the rate per annum (expressed as a percentage) equal to the applicable Rate of Interest, such interest being payable in arrear not later than 10:00 a.m. (Relevant Time) one Business Day prior to each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Loan Supplement as Specified Interest Payment Date(s) or, if no Specified Interest Payment Date(s) is/are shown in the relevant Loan Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Loan Supplement as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

4.3.2 *Business Day Convention:* If any date referred to in the relevant Loan Supplement that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

4.3.3 *Rate of Interest for Floating Rate Loans:* The Rate of Interest in respect of Floating Rate Loans for each Interest Accrual Period shall be determined in the manner specified in the relevant Loan Supplement and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Loan Supplement.

(i) ISDA Determination for Floating Rate Loans

Where ISDA Determination is specified in the relevant Loan Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate. For the purposes of this sub-paragraph (i), "**ISDA Rate**" for an Interest Accrual Period means a rate equal to the Floating Rate that would be

determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(a) the Floating Rate Option is as specified in the relevant Loan Supplement;

(b) the Designated Maturity is a period specified in the relevant Loan Supplement; and

(c) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Loan Supplement.

For the purposes of this sub-paragraph (i), "**Floating Rate**", "**Calculation Agent**", "**Floating Rate Option**", "**Designated Maturity**", "**Reset Date**" and "**Swap Transaction**" have the meanings given to those terms in the ISDA Definitions.

(ii) Screen Rate Determination for Floating Rate Loans

Where Screen Rate Determination is specified in the relevant Loan Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(a) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(I) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

(II) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(b) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (a)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (a)(II) above applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(c) if paragraph (b) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in Europe as selected by the Calculation Agent (the "**Principal Financial Centre**") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

4.4 Accrual of Interest

Interest shall cease to accrue on each Loan on the due date for repayment unless payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the applicable Rate of Interest to but excluding the date on which payment in full of the principal thereof is made.

4.5 Margin, Maximum/Minimum Rates of Interest, Rate Multipliers and Rounding

4.5.1 If any Margin or Rate Multiplier is specified in the relevant Loan Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with Clause 4.3 above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph.

4.5.2 If any Maximum or Minimum Rate of Interest is specified in the relevant Loan Supplement, then any Rate of Interest shall be subject to such maximum or minimum, as the case may be.

4.5.3 For the purposes of any calculations required pursuant to a Loan Agreement (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "**unit**" means the lowest amount of such currency that is available as legal tender in the country or countries of such currency.

4.6 Calculations

The amount of interest payable in respect of any Loan for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding principal amount of such Loan by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in the relevant Loan Supplement in respect of such period, in which case the amount of interest payable in respect of such Loan for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

4.7 Determination and Publication of Rates of Interest and Interest Amounts

As soon as practicable after the Relevant Time on each Interest Determination Date or such other time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of such Floating Rate Loan for the relevant Interest Accrual Period, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date to be notified to Gazprom, the Trustee, the Lender, each of the Paying Agents and any other Calculation Agent appointed in respect of such Floating Rate Loan that is to make a further calculation upon receipt of such information. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Clause 4.3.2, the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made with the consent of Gazprom and the Lender by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If such Floating Rate Loan becomes due and payable under Clause 11, the accrued interest and the Rate of Interest payable in respect of such Floating Rate Loan shall nevertheless continue to be calculated as previously in accordance with this Clause but no publication of the Rate of Interest or the Interest Amount so calculated need be made unless the Lender otherwise requires. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

4.8 Determination or Calculation by Trustee

If the Calculation Agent does not at any time for any reason determine or calculate the Rate of Interest for an Interest Period or any Interest Amount in relation to a Floating Rate Loan, the Lender and Gazprom agree that such determination or calculation may be made by or at the direction of the Trustee as set out in the conditions of the corresponding Series of Notes.

4.9 Definitions

In this Clause 4, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

"**Benchmark**" has the meaning specified in the relevant Loan Supplement;

"**Business Day**" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency; and/or

(ii) in the case of euro, a day on which the TARGET system is operating (a "**TARGET Business Day**"); and/or

(iii) in the case of a currency and/or one or more Business Centres a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centres.

"**Day Count Fraction**" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "**Calculation Period**"):

(i) if "**Actual/365**" or "**Actual/Actual - ISDA**" is specified in the relevant Loan Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(ii) if "**Actual/365 (Fixed)**" is specified in the relevant Loan Supplement, the actual number of days in the Calculation Period divided by 365;

(iii) if "**Actual/360**" is specified in the relevant Loan Supplement, the actual number of days in the Calculation Period divided by 360;

(iv) if "**30/360**", "**360/360**" or "**Bond Basis**" is specified in the relevant Loan Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month));

(v) if "**30E/360**" or "**Eurobond Basis**" is specified in the relevant Loan Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month); and

(vi) if "**Actual/Actual-ISMA**" is specified in the relevant Loan Supplement:

(a) If the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(I) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(II) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

where:

"**Determination Period**" means the period from and including a Determination Date in any year to but excluding the next Determination Date.

"**Determination Date**" means the date specified in the relevant Loan Supplement or, if none is so specified, the Interest Payment Date.

"**Effective Date**" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Loan Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates.

"**Interest Accrual Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date.

"**Interest Amount**" means the amount of interest payable, and in the case of Fixed Rate Loans, means the Fixed Amount or Broken Amount, as the case may be.

"**Interest Commencement Date**" means the Closing Date or such other date as may be specified in the relevant Loan Supplement.

"**Interest Determination Date**" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Loan Supplement or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro.

"**Interest Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

"**Interest Period Date**" means each Interest Payment Date unless otherwise specified hereon.

"**ISDA Definitions**" means the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the relevant Loan Supplement.

"**Page**" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("**Reuters**") and Moneyline Telerate ("**Moneyline Telerate**")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate.

"**Reference Banks**" means the institutions specified as such in the relevant Loan Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that are most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be Europe).

"**Relevant Financial Centre**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Loan Supplement or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be Europe) or, if none is so connected, London.

"**Relevant Rate**" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date.

"**Relevant Time**" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Loan Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre and for this purpose "local time" means, with respect to Europe as a Relevant Financial Centre, 11.00 hours, Brussels time.

"**Representative Amount**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Loan Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time.

"**Specified Duration**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in the relevant Loan Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Clause 4.3.2.

4.10 Calculation Agent and Reference Banks

The Lender shall procure that there shall at all times be specified no less than four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and appointed one or more Calculation Agents if provision is made for them hereon and for so long as any amount remains outstanding under a Loan Agreement. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Lender shall (with the prior approval of Gazprom) appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of a Loan, references in the relevant Loan Agreement to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the relevant Loan Agreement. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, or to comply with any other requirement, the Lender shall (with the prior approval of Gazprom) appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid. Both Gazprom and the Lender agree that such successor Calculation Agent will be appointed on the terms of the Agency Agreement in relation to each particular Series.

5 Repayment and Prepayment

5.1 Repayment

Except as otherwise provided herein and in the applicable Loan Supplement, Gazprom shall repay each Loan not later than 10.00 a.m. (Relevant Time) one Business Day prior to the Repayment Date therefor.

5.2 Special Prepayment

If, as a result of the application of or any amendments to or change in the double tax treaty between the Russian Federation and Luxembourg or the laws or regulations of the Russian Federation or Luxembourg or of any political sub-division thereof or any authority therein or the enforcement of the security provided for in any Trust Deed, Gazprom would thereby be required to make or increase any payment due pursuant to any Loan Agreement as provided in sub-clauses 6.2 or 6.3, or if (for whatever reason) Gazprom would have to or has been required to pay additional amounts pursuant to Clause 8, then Gazprom may (without premium or penalty), upon not less than 10 days' notice to the Lender (which notice shall be irrevocable), prepay the relevant Loan in whole (but not in part) on any Interest Payment Date, in the case of a Floating Rate Loan, or at any time, in the case of a Fixed Rate Loan.

5.3 Illegality

If, at any time after the date of the relevant Loan Supplement, by reason of the introduction of, or any change in any applicable law or regulation or regulatory requirement or directive of any agency of any state the Lender reasonably determines (such determination being accompanied by an Opinion of Counsel with the cost of such Opinion of Counsel being borne solely by Gazprom) that it is or would be unlawful or contrary to such applicable law, regulation, regulatory requirement or directive for the Lender to allow all or part of the relevant Loan or the corresponding Series of Notes to remain outstanding or for the Lender to maintain or give effect to any of its obligations in connection with the relevant Loan Agreement and/or to

charge or receive or to be paid interest at the rate then applicable to such Loan, then upon notice by the Lender to Gazprom in writing (setting out in reasonable detail the nature and extent of the relevant circumstances), Gazprom and the Lender shall consult in good faith as to a basis which eliminates the application of such circumstances; provided, however, that the Lender shall be under no obligation to continue such consultation if a basis has not been determined within 30 days of the date on which it so notified Gazprom. If such a basis has not been determined within the 30 days, then upon notice by the Lender to Gazprom in writing, Gazprom shall prepay such Loan in whole (but not in part) on the next Interest Payment Date therefor, in the case of a Floating Rate Loan, or, in the case of a Fixed Rate Loan, on such date as the Lender shall certify to be necessary to comply with such requirements.

5.4 Payment of Other Amounts

If a Loan is to be prepaid by Gazprom pursuant to any of the provisions of Clauses 5.2 or 5.3, Gazprom shall, simultaneously with such prepayment, pay to the Lender accrued interest thereon to the date of actual receipt of payment by the Lender and all other sums payable by Gazprom pursuant to the relevant Loan Agreement.

5.5 Provisions Exclusive

Gazprom may not voluntarily prepay any Loan except in accordance with the express terms of the relevant Loan Agreement. Any amount prepaid may not be reborrowed.

6 Payments

6.1 Making of Payments

All payments of principal and interest to be made by Gazprom under each Loan Agreement shall be made to the Lender not later than 10.00 a.m. (Relevant Time) one Business Day prior to each Interest Payment Date or the Repayment Date (as the case may be) in Same-Day Funds to the relevant Account. The Lender agrees with Gazprom that it will not deposit any other monies into such Account and that no withdrawals shall be made from such Account other than as provided for and in accordance with the relevant Trust Deed and the Paying Agency Agreement.

6.2 No Set-Off, Counterclaim or Withholding; Gross-Up

All payments to be made by Gazprom under each Loan Agreement shall be made in full without set-off or counterclaim and (except to the extent required by law) free and clear of and without deduction for or on account of any Taxes. If Gazprom shall be required by applicable law to make any deduction or withholding from any payment under a Loan Agreement for or on account of any Taxes, it shall increase any payment due under such Loan Agreement to such amount as may be necessary to ensure that the Lender receives a net amount in the Specified Currency equal to the full amount which it would have received had payment not been made subject to such Taxes, shall account to the relevant authorities for the relevant amount of such Taxes so withheld or deducted within the time allowed for such payment under the applicable law and shall deliver to the Lender without undue delay evidence satisfactory to the Lender of such deduction or withholding and of the accounting therefor to the relevant taxing authority. If the Lender pays any amount in respect of such Taxes, Gazprom shall reimburse the Lender in the Specified Currency for such payment on demand. For the avoidance of doubt, this Clause 6.2 is without prejudice to the obligation of the Lender to use its best endeavours to obtain a certificate from the competent authorities in Luxembourg pursuant to Clause 10.7.1.

6.3 Withholding on Notes

If the Lender notifies Gazprom (setting out in reasonable detail the nature and extent of the obligation with such evidence as Gazprom may reasonably require) that it has become obliged to make any withholding or deduction for or on account of any Taxes from any payment which it is obliged to make under or in respect of a Series of Notes in circumstances where the Lender is required to pay additional amounts pursuant to Condition 8 of such Series of Notes, Gazprom agrees to pay to the Lender, not later than 10:00am (Relevant Time) one Business Day prior to the date on which payment is due to the Noteholders of such Series in Same-Day Funds to the relevant Account, such additional amounts as are equal to the said additional amounts which the Lender must pay pursuant to Condition 8 of such Series of Notes; provided, however, that the Lender shall immediately upon receipt from any Paying Agent of any sums paid pursuant to this provision, to the extent that the Noteholders of such Series, as the case may be, are not entitled to such additional amounts pursuant to the Conditions of such Series of Notes, repay such additional amounts to Gazprom (it being understood that neither the Lender, nor the Principal Paying Agent nor any Paying Agent shall have any obligation to determine whether any Noteholder of such Series is entitled to such additional amount).

6.4 Reimbursement

To the extent that the Lender subsequently obtains or uses any tax credit or allowance or other reimbursements relating to a deduction or withholding with respect to which Gazprom has made a payment pursuant to this Clause 6 or obtains any reimbursement from the Trustee pursuant to the terms of any Trust Deed, it shall pay to Gazprom so much of the benefit it received as will leave the Lender in substantially the same position as it would have been had no additional amount been required to be paid by Gazprom pursuant to this Clause 6 or had no reimbursement been paid to the Lender pursuant to such Trust Deed; provided, however, that the question of whether any such benefit has been received, and accordingly, whether any payment should be made to Gazprom, the amount of any such payment and the timing of any such payment, shall be determined solely by the Lender. The Lender shall use its best endeavours to obtain any credits or refunds available to it, and the Lender shall disclose to Gazprom any information regarding its tax affairs or computations requested by Gazprom and notify Gazprom of any tax credit or allowance or other reimbursement it receives from the Trustee pursuant to such Trust Deed.

6.5 Mitigation

If at any time either party hereto becomes aware of circumstances which would or might, then or thereafter, give rise to an obligation on the part of Gazprom to make any deduction, withholding or payment as described in sub-clauses 6.2 or 6.3, then, without in any way limiting, reducing or otherwise qualifying the Lender's rights, or Gazprom's obligations, under such Clauses, such party shall promptly upon becoming aware of such circumstances notify the other party, and, thereupon the parties shall consider and consult with each other in good faith with a view to finding, agreeing upon and implementing a method or methods by which any such obligation may be avoided or mitigated and, to the extent that both parties can do so without taking any action which in the reasonable opinion of such party is prejudicial to its own position, take such reasonable steps as may be reasonably available to it to avoid such obligation or mitigate the effect of such circumstances. Gazprom agrees to reimburse the Lender for all properly incurred costs and expenses (including but not limited to legal fees) incurred by the Lender in connection with this Clause.

7 Conditions Precedent

7.1 Documents to be Delivered

The obligation of the Lender to make each Loan shall be subject to the receipt by the Lender on or prior to the relevant Closing Date of evidence that the persons mentioned in sub-clauses 14.10.5 and 14.10.6 hereof have agreed to receive process in the manner specified therein.

7.2 Further Conditions

The obligation of the Lender to make each Loan shall be subject to the further conditions precedent that as of the relevant Closing Date (a) the representations and warranties made and given by Gazprom in Clause 9 shall be true and accurate as if made and given on such Closing Date with respect to the facts and circumstances then existing, (b) no event shall have occurred and be continuing that constitutes, or that, with the giving of notice or the lapse of time, or both, would constitute, an Event of Default, (c) Gazprom shall not be in breach of any of the terms, conditions and provisions of the relevant Loan Agreement, (d) the relevant Subscription Agreement, Trust Deed and the Paying Agency Agreement shall have been executed and delivered, and the Lender shall have received the full amount of the proceeds of the issue of the corresponding Series of Notes pursuant to such Subscription Agreement and (e) the Lender shall have received in full the amount referred to in sub-clauses 3.2 and 3.4, if due and payable, above, as specified in the relevant Loan Supplement.

8 Change in Law or Increase in Cost

8.1 Compensation

In the event that after the date of a Loan Agreement there is any change in or introduction of any tax, law, regulation, regulatory requirement or official directive (whether or not having the force of law but, if not having the force of law, the observance of which is in accordance with the generally accepted financial practice of financial institutions in the country concerned) or in the interpretation or application thereof by any person charged with the administration thereof, which:

8.1.1 subjects or will subject the Lender to any Taxes with respect to payments of principal of or interest on such Loan or any other amount payable under such Loan Agreement (other than any Taxes payable by the Lender on its overall net income or any Taxes referred to in sub-clauses 6.2 or 6.3); or

8.1.2 increases or will increase the taxation of or changes or will change the basis of taxation of payments to the Lender of principal of or interest on such Loan or any other amount payable under such Loan Agreement (other than any such increase or change which arises by reason of any increase in the rate of tax payable by the Lender on its overall net income or as a result of any Taxes referred to in sub-clauses 6.2 or 6.3); or

8.1.3 imposes or will impose on the Lender any other condition affecting such Loan Agreement or such Loan,

and if as a result of any of the foregoing:

(i) the cost to the Lender of making, funding or maintaining such Loan is increased; or

(ii) the amount of principal, interest or other amount payable to or received by the Lender under such Loan Agreement is reduced; or

(iii) the Lender makes any payment or foregoes any interest or other return on or calculated by reference to the gross amount of any sum receivable by it from Gazprom hereunder or makes any payment or foregoes any interest or other return on or calculated by reference to the gross amount of such Loan, then subject to the following, and in each such case:

(a) the Lender shall, as soon as practicable after becoming aware of such increased cost, reduced amount or payment made or foregone, give written notice to Gazprom, together with a certificate signed by two directors of the Lender or by any person empowered by the board of directors of the Lender to sign on behalf of the Lender describing in reasonable detail the introduction or change or request which has occurred and the country or jurisdiction concerned and the nature and date thereof and demonstrating the connection between such introduction, change or request and such increased cost, reduced amount or payment made or foregone, and setting out in reasonable detail the basis on which such amount has been calculated, and all relevant supporting documents evidencing the matters set out in such Notes; and

(b) Gazprom, in the case of clauses (i) and (iii) above, shall on demand by the Lender, pay to the Lender such additional amount as shall be necessary to compensate the Lender for such increased cost, and, in the case of clause (ii) above, at the time the amount so reduced would otherwise have been payable, pay to the Lender such additional amount as shall be necessary to compensate the Lender for such reduction, payment or foregone interest or other return,

provided that this sub-clause 8.1 will not apply to or in respect of any matter for which the Lender has already been compensated under sub-clauses 6.2 or 6.3.

8.2 Mitigation

In the event that the Lender becomes entitled to make a claim pursuant to sub-clause 8.1:

8.2.1 the Lender shall consult in good faith with Gazprom and shall use reasonable efforts (based on the Lender's reasonable interpretation of any relevant tax, law, regulation, requirement, official directive, request, policy or guideline) to reduce, in whole or in part, Gazprom's obligations to pay any additional amount pursuant to such sub-clause; and

8.2.2 Gazprom may, only in accordance with Clause 17 of the Principal Trust Deed (including with the consent of the Trustee thereunder), require the substitution of the Lender as lender under the relevant Loan Agreement(s) and as issuer of the corresponding Series of Notes,

except that nothing in this sub-clause 8.2 shall obligate the Lender to incur any costs or expenses in taking any action hereunder unless Gazprom agrees to reimburse the Lender such costs or expenses.

9 Representations and Warranties

9.1 Gazprom's Representations and Warranties

Gazprom does, and on each Warranty Date shall be deemed to, represent and warrant to the Lender as follows, to the intent that such shall form the basis of each Loan Agreement:

9.1.1 Gazprom is duly organised and incorporated and validly existing under the laws of the Russian Federation and has the power and legal right to own its property, to conduct its business as currently conducted and to enter into and to perform its obligations under each Loan

Agreement and to borrow Loans; Gazprom has taken all necessary corporate, legal and other action required to authorise the borrowing of Loans on the terms and subject to the conditions of each Loan Agreement and to authorise the execution and delivery of each Loan Agreement and all other documents to be executed and delivered by it in connection with each Loan Agreement, and the performance of each Loan Agreement in accordance with its terms.

9.1.2 The Loan Agreement, including each Loan Supplement in relation thereto, has been duly executed and delivered by Gazprom and constitutes a legal, valid and binding obligation of Gazprom enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally, and subject, as to enforceability, (i) to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law); (ii) with respect to the enforceability of a judgment whether there is a treaty in force relating to the mutual recognition of foreign judgments; and (iii) to the fact that the gross-up provisions contained in sub-clause 6.2 or 6.3 may not be enforceable under Russian law.

9.1.3 The execution, delivery and performance of each Loan Agreement, including each Loan Supplement in relation thereto, by Gazprom will not conflict with or result in any breach or violation of (i) any law or regulation or any order of any governmental, judicial or public body or authority in the Russian Federation, (ii) the constitutive documents, rules and regulations of Gazprom or (iii) any agreement or other undertaking or instrument to which Gazprom is a party or which is binding upon Gazprom or any of its assets, nor result in the creation or imposition of any Encumbrance on any of its assets pursuant to the provisions of any such agreement or other undertaking or instrument.

9.1.4 All consents, authorisations or approvals of, or filings with, any governmental, judicial or public bodies or authorities of the Russian Federation required by Gazprom in connection with the execution, delivery, performance, legality, validity, enforceability, and, subject to Russian legal requirements, admissibility in evidence of each Loan Agreement have been obtained or effected and are in full force and effect.

9.1.5 No event has occurred that constitutes, or that, with the giving of notice or the lapse of time, or both, would constitute, an Event of Default or a default under any agreement or instrument evidencing any Financial Indebtedness of Gazprom, and no such event will occur upon the making of a Loan.

9.1.6 Except as disclosed in the offering circular dated 22 September 2003 relating to the Programme (the "**Offering Circular**") there are no judicial, arbitral or administrative actions, proceedings or claims pending or, to the knowledge of Gazprom, threatened, against Gazprom or any of its Principal Subsidiaries, the adverse determination of which could have a Material Adverse Effect.

9.1.7 Except for Encumbrances of the types referred to in the definition of Permitted Encumbrances in sub-clause 1.1 hereof, Gazprom and each of its Principal Subsidiaries has the right of ownership (as that expression is defined under the laws of the Russian Federation) to its property free and clear of all Encumbrances which if existing could have a Material Adverse Effect and Gazprom's obligations under the Loans will rank at least *pari passu* with all its other unsecured and unsubordinated Financial Indebtedness (apart from any obligations mandatorily preferred by law).

9.1.8 The most recent audited consolidated financial statements of Gazprom:

(i) were prepared in accordance with IFRS, as consistently applied; and

(ii) save as disclosed therein, present fairly in all material respects the assets and liabilities as at that date and the results of operations of Gazprom during the relevant financial year.

9.1.9 Except as disclosed in the Offering Circular, there has been no material adverse change since the date of the last audited consolidated financial statements of Gazprom in the financial condition, results of business operations or prospects of Gazprom or the Group taken as a whole.

9.1.10 The execution, delivery and enforceability of each Loan Agreement is not subject to any tax, duty, fee or other charge, including, without limitation, any registration or transfer tax, stamp

duty or similar levy, imposed by or within the Russian Federation or any political subdivision or taxing authority thereof or therein.

9.1.11 Neither Gazprom nor its property has any right of immunity from suit, execution, attachment or other legal process on the grounds of sovereignty or otherwise in respect of any action or proceeding relating in any way to each Loan Agreement.

9.1.12 Gazprom is in compliance in all material respects with all applicable provisions of law except where failure to be so in compliance would not have a Material Adverse Effect.

9.1.13 Neither Gazprom, nor any of its Principal Subsidiaries has taken any corporate action nor, to the best of the knowledge and belief of Gazprom, have any other steps been taken or legal proceedings started or threatened in writing against Gazprom or any of its Principal Subsidiaries for its or their bankruptcy, winding-up, dissolution, external administration or re-organisation (whether by voluntary arrangement, scheme of arrangement or otherwise) or for the appointment of a receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of any or all of its or their assets or revenues.

9.1.14 There are no strikes or other employment disputes against Gazprom which are pending or, to Gazprom's knowledge, threatened in writing which could have a Material Adverse Effect.

9.1.15 In any proceedings taken in the Russian Federation in relation to each Loan Agreement, the choice of English law as the governing law of each Loan Agreement and any arbitration award obtained in England pursuant to Clause 14.10 in relation to each Loan Agreement will be recognised and enforced in the Russian Federation after compliance with the applicable procedural rules and all other legal requirements in Russia.

9.1.16 Subject to sub-clause 10.7.1, under the laws of the Russian Federation, it will not be required to make any deduction or withholding from any payment it may make hereunder.

9.1.17 Its execution of each Loan Agreement will constitute, and its exercise of its rights and performance of its obligations thereunder will constitute, private and commercial acts done and performed for private and commercial purposes.

9.1.18 It has no overdue tax liabilities which could have a Material Adverse Effect other than those which it has disclosed to the Lender prior to the date hereof or which it is contesting in good faith.

9.1.19 All licences, consents, examinations, clearances, filings, registrations and authorisations which are or may be necessary to enable Gazprom and any of its Principal Subsidiaries to own its assets and carry on its business are in full force and effect and, if not, the absence of which could not have a Material Adverse Effect.

9.1.20 With respect to the offer and sale of Notes pursuant to each Subscription Agreement:

(i) solely with respect to Notes comprising a Rule 144A Series, neither Gazprom nor any of its affiliates (as defined in Rule 405 under the Securities Act), nor any person acting on its or their behalf (other than the Dealers (as defined in the Dealer Agreement), on behalf of which Gazprom makes no undertaking) (i) has made offers or sales of any security, or solicited offers to buy, or otherwise negotiated in respect of, any security, under circumstances that would require the registration of the Notes or the corresponding Loan (collectively, the "**Securities**") under the Securities Act; or (ii) has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of the Securities in the United States; and

(ii) neither Gazprom nor any of its affiliates (as defined in Rule 405 under the Securities Act), nor any person acting on its or their behalf (other than the Dealers (as defined in the Dealer Agreement), on behalf of which Gazprom makes no undertaking) (i) has engaged or will engage in any directed selling efforts (as defined in Regulation S under the Securities Act ("**Regulation S**")) and Gazprom, its Affiliates and any persons acting on its or their behalf have complied and will comply with the offering restrictions requirement of Regulation S.

9.1.21 Gazprom, and each of its Principal Subsidiaries, are in compliance with all Environmental Law except where failure to do so could not have a Material Adverse Effect.

9.2 Lender's Representations and Warranties

The Lender represents and warrants to Gazprom as follows:

9.2.1 The Lender is duly incorporated under the laws of and is a resident for Luxembourg taxation purposes in Luxembourg and has full power and capacity to execute the Lender Agreements and to undertake and perform the obligations expressed to be assumed by it herein and therein and the Lender has taken all necessary action to approve and authorise the same.

9.2.2 The execution of the Lender Agreements and the undertaking and performance by the Lender of the obligations expressed to be assumed by it herein and therein will not conflict with, or result in a breach of or default under, the laws of Luxembourg or the constitutive documents, rules and regulations of the Lender or any agreement or instrument to which it is a party or by which it is bound or in respect of indebtedness in relation to which it is a surety.

9.2.3 The Lender Agreements constitute legal, valid and binding obligations of the Lender.

9.2.4 All authorisations, consents and approvals required by the Lender for or in connection with the execution of the Lender Agreements, the performance by the Lender of the obligations expressed to be undertaken by it herein and therein have been obtained and are in full force and effect.

9.2.5 So long as any amount remains outstanding under a Loan Agreement, it will comply with the provisions of Clause 14.14 of the Principal Trust Deed.

10 Covenants

So long as any amount remains outstanding under a Loan Agreement:

10.1 Negative Pledge

Neither Gazprom nor any Principal Subsidiary will create or permit to subsist any Encumbrance (other than a Permitted Encumbrance) upon or in respect of any of its undertakings, property, income, assets or revenues, present or future, to secure any Financial Indebtedness unless, at the same time or prior thereto, Gazprom's obligations hereunder are secured equally and rateably therewith or benefit from such other security or other arrangement, as the case may be, in each case to the satisfaction of the Trustee.

10.2 Maintenance of Authorisations

Gazprom shall take all necessary action to obtain, and do or cause to be done all things reasonably necessary to ensure the continuance of, all consents, licences, approvals and authorisations, and make or cause to be made all registrations, recordings and filings, which may at any time be required to be obtained or made in the Russian Federation for the execution, delivery or performance of such Loan Agreement or for the validity or enforceability thereof.

10.3 Mergers

Gazprom shall not, without the prior written consent of the Lender, enter into any reorganisation (whether by way of a merger, accession, division, separation or transformation, as these terms are construed by applicable Russian legislation), or participate in any other type of corporate reconstruction and Gazprom shall ensure that no Principal Subsidiary enters into any reorganisation (whether by way of a merger, accession, division, separation or transformation as these terms are construed by applicable Russian legislation), or participates in any other type of corporate reconstruction if such reorganisation or other type of corporate reconstruction could have a material adverse effect on Gazprom's ability to perform its obligations under such Loan Agreement or the validity or enforceability of such Loan Agreement or the rights or remedies of the Lender under such Loan Agreement.

10.4 Disposals

Gazprom shall not and Gazprom shall ensure that no member of the Group shall, without the prior written consent of the Lender, (disregarding (i) sales of stock in trade in the ordinary course of business and assignments of or other arrangements over the rights or revenues arising from contracts for the sale of gas, gas condensate, crude oil or any other hydrocarbon products, (ii) any lease or related transaction and (iii) dispositions of assets or rights not related to the extraction, production, transportation, marketing or supply of gas) sell, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), the whole or any part of its revenues or its assets (which for the avoidance of doubt excludes payments of cash, or other consideration, for the acquisition of any asset on

normal commercial terms) which have an aggregate value in excess of U.S.$1,000,000,000 or the equivalent thereof to a person that is not a member of the Group.

10.5 Maintenance of Property

Gazprom and any Principal Subsidiaries will cause all property used in the carrying on by it of its business for the time being to be kept in good repair and working order as, in the judgment of Gazprom or any Principal Subsidiary, may be reasonably necessary so that the business may be carried on and the failure to keep such property in such condition would have a Material Adverse Effect.

10.6 Payment of Taxes and Other Claims

Gazprom shall pay or discharge or cause to be paid or discharged, before the same shall become overdue, all taxes, assessments and governmental charges levied or imposed upon, or upon the income, profits or property of Gazprom; provided that Gazprom shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim (a) whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IFRS as consistently applied or other appropriate provision has been made or (b) whose amount, together with all such other unpaid or undischarged taxes, assessments, charges and claims, does not in the aggregate exceed U.S.$100,000,000.

10.7 Withholding Tax Exemption

10.7.1 The Lender shall use its best endeavours to provide Gazprom no later than 10 Business Days before the first Interest Payment Date with respect to the first Loan made pursuant to this Agreement (and thereafter as soon as possible at the beginning of each calendar year but not later than 10 Business Days prior to the first Interest Payment Date in that year) with a certificate, issued and certified by the competent Luxembourg authorities, confirming that the Lender is resident in Luxembourg, provided that the Lender shall not be liable for any failure to provide, or any delays in providing, such residency certificate as a result of any action or inaction of the competent Luxembourg authorities, but shall notify Gazprom without delay about any such failure or delay with a written description of the actions taken by the Lender to obtain such residency certificate. In the event that the Lender has not complied with its duty to use best endeavours as set out in this sub-clause, Gazprom has a right of recourse against the Lender in respect of such non compliance. Such certificate shall be appropriately apostilled and a certified translation supplied.

10.7.2 Gazprom and the Lender agree that, should the Russian legislation regulating the procedure for obtaining an exemption from Russian income tax withholding change then the procedure referred to in sub-clause 10.7.1 will be deemed changed accordingly.

10.8 Maintenance of Insurance

Gazprom and any Principal Subsidiary shall keep those of their properties which are of an insurable nature insured with insurers who implement good business practices and are believed by Gazprom or such Principal Subsidiary, as the case may be, to be responsible against loss or damage to the extent that property of similar character is usually so insured by corporations in the same jurisdictions similarly situated.

10.9 Reports

10.9.1 Gazprom will furnish to the Lender commencing with the year ending 31 December 2002, within 9 months of the relevant year-end audited annual financial statements prepared in accordance with IFRS as consistently applied, including a report thereon by Gazprom's certified independent accountants.

10.9.2 On each Interest Payment Date, Gazprom shall deliver to the Lender a written notice in the form of an Officer's Certificate stating whether any Potential Event of Default or Event of Default has occurred and, if it has occurred and shall be continuing, what action Gazprom is taking or proposes to take with respect thereto.

10.9.3 Gazprom will on request of the Lender provide the Lender with such further information, other than information which Gazprom determines in good faith to be confidential, about the business and financial condition of Gazprom and its Subsidiaries as the Lender may require (including pursuant to Clauses 14.5 and 14.12 of the Principal Trust Deed).

10.10 Compliance with Terms of Trust Deed

The Lender agrees that it will observe and comply with its obligations set out in the relevant Trust Deed and will not agree to any amendment to the terms of such Trust Deed without prior consultation, if reasonably practicable, with Gazprom. In addition, the Lender agrees that it will only exercise its power to appoint a new Trustee pursuant to Clause 26.1 of the Principal Trust Deed with the consent of Gazprom (such consent not to be unreasonably withheld or delayed).

11 Events of Default

11.1 Events of Default

If one or more of the following events of default (each, an "**Event of Default**") shall occur and be continuing, the Lender shall be entitled to the remedies set forth in sub-clause 11.3:

11.1.1 Gazprom fails to pay within three Business Days any amount payable under a Loan Agreement as and when such amount becomes payable in the currency and in the manner specified therein, provided that such default will not be an Event of Default if (i) it occurs by reason only of administrative or technical difficulties affecting the transfer of the funds due from Gazprom, (ii) Gazprom issued the appropriate transfer and payment instructions in sufficient time to permit the transfer and payment of the amount due to be made on its due date and (iii) the Lender receives from Gazprom that amount within six Business Days after the due date for payment.

11.1.2 Gazprom fails to perform or observe any of its other obligations under a Loan Agreement and (except where in any such case that failure is not capable of remedy when no such notices as is hereinafter mentioned will be required) that failure continues for the period of 30 days (or such longer period as the Lender may permit) next following the submission by the Lender to Gazprom of notice in writing requesting the same to be remedied.

11.1.3 Any representation or warranty of Gazprom or any statement deemed to be made by Gazprom in a Loan Agreement or in any other document, certificate or notice delivered to the Lender in connection with such Loan Agreement or the issue of the corresponding Series of Notes proves to have been inaccurate, incomplete or misleading in any material respect at the time it was made or repeated or deemed to have been made or repeated.

11.1.4 Gazprom or any Principal Subsidiary (i) fails to pay any of its Financial Indebtedness as and when such Financial Indebtedness becomes payable, taking into account any applicable grace period or (ii) fails to perform or observe any covenant or agreement to be performed or observed by it contained in any other agreement or in any instrument evidencing any of its Financial Indebtedness if, as a result of such failure, any other party to such agreement or instrument is entitled to exercise, and has not irrevocably waived, the right to accelerate the maturity of any amount owing thereunder; provided, that the total amount of such Financial Indebtedness unpaid or capable of being accelerated exceeds U.S.$20,000,000 (or its equivalent in another currency); provided however that this sub-clause 11.1.4 shall not apply to foreign currency Financial Indebtedness owed to Russian Persons.

11.1.5 Gazprom or any Principal Subsidiary commences negotiations with its creditors generally with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors generally; provided that in the case of a Principal Subsidiary the same could have a Material Adverse Effect.

11.1.6 Gazprom or any Principal Subsidiary takes any corporate action or any order is made by a competent court for its winding-up, dissolution, external administration or re-organisation whether by way of voluntary arrangement, scheme of arrangement or otherwise or for the appointment of a liquidator, receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of all or a material part of its revenues and assets.

11.1.7 Gazprom or any Principal Subsidiary (i) fails or is unable to pay its debts generally as they become due or (ii) commences a voluntary case in bankruptcy or any other action or proceeding for any other relief under any law affecting creditors' rights as is similar to bankruptcy law, or (iii) a bankruptcy (insolvency) petition in respect of Gazprom or any Principal Subsidiary is accepted by any competent court and bankruptcy proceedings are initiated by such competent court, or any action is brought in and accepted by any competent court for the liquidation of Gazprom or any Principal Subsidiary or a Russian federal law that

provides for the liquidation of Gazprom as operator of the Unified Gas Supply System is adopted and comes into effect.

11.1.8 Any governmental authorisation necessary for the performance of any obligation of Gazprom under a Loan Agreement fails to be in full force and effect.

11.1.9 Any governmental authority or court takes any action that has a material adverse effect on Gazprom's ability to perform its obligations under a Loan Agreement or the validity or enforceability of a Loan Agreement or the rights or remedies of the Lender under a Loan Agreement.

11.1.10 Any execution or distress is levied against, or an encumbrancer takes possession of, the whole or any material part of, the assets of Gazprom or any event occurs which under the laws of any jurisdiction has a similar or analogous effect and the same could have a Material Adverse Effect unless such execution, distress, enforcement of an Encumbrance or similar or analogous event is being contested in good faith by Gazprom and is not removed, paid out, stayed or discharged within 30 days of such execution, distress being levied, taking of possession or similar or analogous act, as the case may be.

11.1.11 The aggregate amount of unsatisfied final judgments, decrees or orders of courts of competent jurisdiction or other appropriate and competent law-enforcement bodies for the payment of money against Gazprom and its Principal Subsidiaries in the aggregate exceeds U.S.$25,000,000, or the equivalent thereof in any other currency or currencies and there is a period of 30 days following the entry thereof during which such judgment, decree or order is not appealed, discharged, waived or the execution thereof stayed and such default continues for ten days after the notice specified in sub-clause 11.2.

11.1.12 Any seizure, compulsory acquisition, expropriation, nationalisation or renationalisation after the date of a Loan Agreement by or under the authority of a government authority of all or part (the book value of which is fifteen per cent. (15 per cent.) or more of the book value of the whole) of the assets or all or more than fifteen per cent. (15 per cent.) of the voting or non-voting shares of Gazprom or any Principal Subsidiary is made by any person.

11.1.13 Gazprom or any of its Principal Subsidiaries ceases to carry on the principal business it carries on at the date of a Loan Agreement.

11.1.14 At any time it is or becomes unlawful for Gazprom to perform or comply with any or all of its obligations under a Loan Agreement or any of such obligations (subject as provided in sub-clause 9.1.2) are not, or cease to be, legal, valid, binding and enforceable.

11.1.15 Any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs.

11.2 Notice of Default

Gazprom shall deliver to the Lender and the Trustee, within 30 days after becoming aware thereof, written notice of any event which is a Potential Event of Default or an Event of Default, its status and what action Gazprom is taking or proposes to take with respect thereto.

11.3 Default Remedies

If any Event of Default shall occur and be continuing, the Lender may, by notice in writing to Gazprom, (a) declare the obligations of the Lender under the relevant Loan Agreement to be immediately terminated, whereupon such obligations shall terminate, and (b) declare all amounts payable under such Loan Agreement by Gazprom that would otherwise be due after the date of such termination to be immediately due and payable, whereupon all such amounts shall become immediately due and payable, all without diligence, presentment, demand of payment, protest or notice of any kind, which are all expressly waived by Gazprom; provided, however, that if any event of any kind referred to in sub-clause 11.1.7 occurs, the obligations of the Lender under such Loan Agreement shall immediately terminate, and all amounts payable under such Loan Agreement by Gazprom that would otherwise be due after the occurrence of such event shall become immediately due and payable, all without diligence, presentment, demand of payment, protest or notice of any kind, which are all especially waived by Gazprom.

11.4 Rights Not Exclusive

The rights provided for in each Loan Agreement are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided by law.

12 Indemnity

12.1 Indemnification

Gazprom undertakes to the Lender that if the Lender or any director, officer, employee or agent (other than the Principal Paying Agent or any of the Paying Agents) of the Lender (each an "**Indemnified Party**") incurs any loss, liability, cost, claim, charge, expense (including all legal fees properly incurred) demand or damage (a "**Loss**") which may be properly incurred in respect of a Loan Agreement (or enforcement thereof), and/or the issuance, constitution, sale, listing and/or enforcement of the corresponding Series of Notes and/or the Notes of such Series being outstanding (excluding a Loss that is the subject of the undertakings contained in Clauses 8 and 13 and sub-clause 14.6 of this Agreement (it being understood that the Lender may not recover twice in respect of the same Loss)) Gazprom shall pay to the Indemnified Party on demand an amount equal to such Loss (as evidenced by an invoice distributed to Gazprom by the Lender in accordance with sub-clause 14.4) unless, in any such case, such Loss was either caused by such Indemnified Parties' negligence or wilful misconduct or arose out of a breach of the representations and warranties of the Lender contained herein or in the Dealer Agreement; provided that this sub-clause 12.1 will not apply to or in respect of any Taxes with respect to payments of principal and interest on the Loan or any other amount payable under such Loan Agreement.

12.2 Independent Obligation

Sub-clause 12.1 constitutes a separate and independent obligation of Gazprom from its other obligations under or in connection with each Loan Agreement or any other obligations of Gazprom in connection with the issuance of Notes by the Lender and shall not affect, or be construed to affect, any other provision of a Loan Agreement or any such other obligations.

12.3 Evidence of Loss

A certificate of the Lender, supported by relevant documentation, setting forth the amount of losses, expenses and liabilities described in sub-clause 12.1 and specifying in full detail the basis therefor shall be prima facie evidence of the amount of such losses, expenses and liabilities.

12.4 Survival

The obligations of Gazprom pursuant to sub-clauses 6.2, 6.3 and 12.1 shall survive the execution and delivery of each Loan Agreement and the drawdown and repayment of the relevant Loan, in each case by Gazprom.

13 Expenses

13.1 Reimbursement of Front-end Expenses for the Extension of the Loan by the Lender

Gazprom shall, pursuant to sub-clause 3.2 hereof and the relevant Loan Supplement, reimburse the Lender in the Specified Currency for all reasonable costs and expenses incurred by the Lender in connection with the negotiation, preparation and execution of each Loan Agreement and all related documents and other expenses connected with the extension of each Loan, including, without limitation, the fees and expense of its counsel.

13.2 Payment of Ongoing Expenses

In addition, Gazprom hereby agrees to pay to the Lender on demand in the Specified Currency all ongoing commissions, costs, fees and expenses (including, without limitation, enforcement costs), payable by the Lender under or in respect of the Lender Agreements and the letter entered into between Gazprom, the Lender, the Trustee and the Agents dated 22 September 2003 in respect of the Programme (the "**Fee Side Letter**"). Gazprom shall also pay the Lender for any indemnification or other payment obligations of the Lender under or in respect of the Agency Agreement, Trust Deed and/or the Fee Side Letter (other than the obligation of the Lender to make payments of principal, interest or additional amounts in respect of the corresponding Series of Notes). Payments to the Lender referred to in this sub-clause 13.2 shall be made by Gazprom at least two Business Days before the relevant payment is to be made or expense incurred.

14 General

14.1 Evidence of Debt

The entries made in the relevant Account shall, in the absence of manifest error, constitute prima facie evidence of the existence and amounts of Gazprom's obligations recorded therein.

14.2 Stamp Duties

14.2.1 Gazprom shall pay all stamp, registration and documentary taxes or similar charges (if any) imposed on Gazprom by any person in the Russian Federation, Luxembourg or the United States of America which may be payable or determined to be payable in connection with the execution, delivery, performance, enforcement, or admissibility into evidence of any Loan Agreement and shall indemnify the Lender against any and all costs and expenses which may be incurred or suffered by the Lender with respect to, or resulting from, delay or failure by Gazprom to pay such taxes or similar charges.

14.2.2 Gazprom agrees that if the Lender incurs a liability to pay any stamp, registration and documentary taxes or similar charges (if any) imposed by any person in the Russian Federation, the United States of America or Luxembourg which may be payable or determined to be payable in connection with the execution, delivery, performance, enforcement, or admissibility into evidence of any Loan Agreement and any documents related thereto as well as Notes of corresponding Series and any documents related thereto, Gazprom shall repay the Lender on demand an amount equal to such stamp or other documentary taxes or duties and shall indemnify the Lender against any and all costs and expenses connected with the payment of such amounts.

14.3 Waivers

No failure to exercise and no delay in exercising, on the part of the Lender or Gazprom, any right, power to privilege under any Loan Agreement and no course of dealing between Gazprom and the Lender shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. The rights and remedies provided in each Loan Agreement are cumulative and not exclusive of any rights, or remedies provided by applicable law.

14.4 Notices

All notices, requests, demands or other communications to or upon the respective parties to each Loan Agreement shall be given or made in the English language by telex or otherwise in writing and shall be deemed to have been duly given or made at the time of delivery, if delivered by hand or courier or if sent by facsimile transmission or by airmail, to the party to which such notice, request, demand or other communication is required or permitted to be given or made under such Loan Agreement addressed as follows:

14.4.1 if to Gazprom:

Open Joint Stock Company Gazprom
16 Nametkina Street
117884 Moscow
Russian Federation

Telecopier: (7 095) 719 8352
Attention: Corporate Finance Department

14.4.2 if to the Lender:

Gaz Capital S.A.
2, Boulevard Konrad Adenauer
L-1115 Luxembourg

Telecopier: (352) 421 22 243
Attention: The Directors

or to such other address or telecopier number as any party may hereafter specify in writing to the other.

14.5 Assignment

14.5.1 Each Loan Agreement shall inure to the benefit of and be binding upon the parties, their respective successors and any permitted assignee or transferee of some or all of a party's rights or obligations under such Loan Agreement. Any reference in a Loan Agreement to any party shall be construed accordingly and, in particular, references to the exercise of rights and discretions by the Lender, following the enforcement of the security and/or assignment

referred to in sub-clause 14.5.3 below, shall be references to the exercise of such rights or discretions by the Trustee (as Trustee). Notwithstanding the foregoing, the Trustee shall not be entitled to participate in any discussions between the Lender and Gazprom or any agreements of the Lender or Gazprom pursuant to sub-clauses 6.4 or 6.5 or Clause 8.

14.5.2 Gazprom shall not assign or transfer all or any part of its rights or obligations hereunder to any other party.

14.5.3 The Lender may not assign or transfer, in whole or in part, any of its rights and benefits or obligations under any Loan Agreement except (i) the charge by way of first fixed charge granted by the Lender in favour of the Trustee (as Trustee) of the Lender's rights and benefits under such Loan Agreement and (ii) the absolute assignment by the Lender to the Trustee of certain rights, interests and benefits under such Loan Agreement, in each case, pursuant to Clause 6 of the relevant Supplemental Trust Deed.

14.6 Currency Indemnity

To the fullest extent permitted by law, the obligation of Gazprom in respect of any amount due in the Specified Currency under a Loan Agreement shall, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the Specified Currency that the Lender may, in accordance with normal banking procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Business Day immediately following the day on which the Lender receives such payment. If the amount in the Specified Currency that may be so purchased for any reason falls short of the amount originally due (the "**Due Amount**"), Gazprom hereby agrees to indemnify and hold harmless the Lender against any deficiency in the Specified Currency. Any obligation of Gazprom not discharged by payment in the Specified Currency shall, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided the relevant Loan Agreement, shall continue in full force and effect. If the amount in the Specified Currency that may be purchased exceeds that Due Amount the Lender shall promptly pay the amount of the excess to Gazprom.

14.7 Prescription

Subject to the Lender having received the principal amount thereof or interest thereon from Gazprom, the Lender shall forthwith repay to Gazprom the principal amount or the interest amount thereon, respectively, of any Series of Notes upon such Series of Notes becoming void pursuant to Condition 11 of such Notes.

14.8 Contracts (Rights of Third Parties) Act 1999

A person who is not a party to a Loan Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of such Loan Agreement.

14.9 Choice of Law

Each Loan Agreement shall be governed by, and construed in accordance with, the laws of England.

14.10 Jurisdiction

14.10.1 For the exclusive benefit of the other party, each of Gazprom and the Lender hereby irrevocably agrees that the courts of England shall have jurisdiction to settle any disputes which may arise out of or in connection with any Loan Agreement and that accordingly any suit, action or proceeding (collectively, "**Proceedings**") arising out of or in connection with such Loan Agreement may be brought in such courts.

14.10.2 Each of the parties irrevocably waives any objection which it may now or hereafter have to the laying of the venue of any Proceedings in any such court referred to in this Clause 14 and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a final and conclusive judgment in any Proceedings brought in the English courts with competent jurisdiction shall be conclusive and binding and may be enforced in the courts of any other jurisdiction.

14.10.3 Nothing contained in any Loan Agreement shall limit the right of any party to take Proceedings against another party in any other court of competent jurisdiction to the extent permitted by any applicable law, nor shall the taking of Proceedings in connection with such

Loan Agreement in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction or in any other court of competent jurisdiction in connection with such Loan Agreement to the extent permitted by any applicable law.

14.10.4 Each of the parties hereby agrees that, at the option of the other party, any dispute, controversy, claim or cause of action brought by any party against another party or arising out of or relating to any Loan Agreement may be settled by arbitration in accordance with the Rules of the London Court of International Arbitration, which rules are deemed to be incorporated by reference into this Clause. The place of arbitration shall be London, England and the language of the arbitration shall be English. The number of arbitrators shall be three, each of whom shall be disinterested in the dispute or controversy, shall have no connection with any party thereto and shall be an attorney experienced in international securities transactions. Each party shall nominate an arbitrator, who, in turn, shall nominate the Chairman of the Tribunal. If a dispute, claim controversy or cause of action shall involve more than two parties, the parties thereto shall attempt to align themselves in two sides (i.e. claimant and respondent) each of which shall appoint an arbitrator as if there were only two sides to such dispute, claim controversy or cause of action. If such alignment and appointment shall not have occurred within twenty (20) calendar days after the initiating party serves the arbitration demand or if a Chairman has not been selected within thirty (30) calendar days of the selection of the second arbitrator, the Arbitration Court of the London Court of International Arbitration shall appoint the three arbitrators or the Chairman, as the case may be. The parties and the Arbitration Court may appoint arbitrators from among the nationals of any country, whether or not a party is a national of that country. The arbitrators shall have no authority to award punitive or other punitive type damages and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Agreement.

Fees of the arbitration (excluding each party's preparation, travel, attorneys' fees and similar costs) shall be borne in accordance with the decision of the arbitrators. The decision of the arbitrators shall be final, binding and enforceable upon the parties and judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction thereof. In the event that the failure of a party to comply with the decision of the arbitrators requires any other party to apply to any court for enforcement of such award, the non-complying party shall be liable to the other for all costs of such litigation, including reasonable attorneys' fees.

14.10.5 **Lender's Process Agent**: The Lender agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Deutsche Bank Luxembourg S.A., c/o Deutsche Bank AG London, Winchester House, 1 Great Winchester Street, London EC2N 2DB or its other principal place of business in England for the time being or at any other address for the time being at which process may be served on such person in accordance with Part XXIII of the Companies Act 1985 (as modified or re-enacted from time to time). If such person is not or ceases to be effectively appointed to accept service of process on the Lender's behalf, the Lender shall, on the written demand of Gazprom, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, Gazprom shall be entitled to appoint such a person by written notice to the Lender. Nothing in this Clause shall affect the right of Gazprom to serve process in any other manner permitted by law.

14.10.6 **Gazprom's Process Agent**: Gazprom agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Gazprom (U.K.) Limited at 35 Vine Street, London EC3N 2AA or its other principal place of business in England for the time being or at any other address for the time being at which process may be served on such person in accordance with Part XXIII of the Companies Act 1985 (as modified or re-enacted from time to time). If such person is not or ceases to be effectively appointed to accept service of process on Gazprom's behalf, Gazprom shall, on the written demand of the Lender, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, the Lender shall be entitled to appoint such a person by written notice to Gazprom. Nothing in this Clause shall affect the right of the Lender to serve process in any other manner permitted by law.

14.11 Counterparts

Each Loan Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same agreement.

14.12 Language

The language which governs the interpretation of each Loan Agreement is the English language.

14.13 Amendments

Except as otherwise provided by its terms, each Loan Agreement may not be varied except by an agreement in writing signed by the parties.

14.14 Partial Invalidity

The illegality, invalidity or unenforceability to any extent of any provision of each Loan Agreement under the law of any jurisdiction shall affect its legality, validity or enforceability in such jurisdiction to such extent only and shall not affect its legality, validity or enforceability under the law of any other jurisdiction, nor the legality, validity or enforceability of any other provision.

IN WITNESS WHEREOF, the parties hereto have caused this Facility Agreement to be executed on the date first written above.

Schedule
Form of Loan Supplement

This Loan Supplement is made on ● **between**:

(1) **GAZ CAPITAL S.A.**, a société anonyme established under the laws of Luxembourg whose registered office is at 2, Boulevard Konrad Adenauer L-1115 Luxembourg, registered with the Register of Commerce and Companies, Luxembourg under number B - 95071 (the "**Lender**"); and

(2) **OPEN JOINT STOCK COMPANY GAZPROM**, a company established under the laws of the Russian Federation whose registered office is at 16 Nametkina Street, 117884 Moscow, Russian Federation ("**Gazprom**").

Whereas:

(A) Gazprom has entered into a facility agreement dated 22 September 2003 (the "**Facility Agreement**") with the Lender in respect of Gazprom's U.S.$5,000,000,000 Programme for the Issuance of Loan Participation Notes (the "**Programme**").

(B) Gazprom proposes to borrow ● (the "**Loan**") and the Lender wishes to make such Loan on the terms set out in the Facility Agreement and this Loan Supplement.

It is agreed as follows:

1 Definitions

Capitalised terms used but not defined in this Loan Supplement shall have the meaning given to them in the Facility Agreement save to the extent supplemented or modified herein. The Schedule forms part of this Loan Supplement and shall have effect accordingly.

2 Additional Definitions

For the purpose of this Loan Supplement, the following expressions used in the Facility Agreement shall have the following meanings:

"**Account**" means the account in the name of the Lender with the Principal Paying Agent (account number ●, ●);

["**Calculation Agent**" means Deutsche Bank AG London;]

"**Closing Date**" means ●;

"**Gazprom Account**" means the account in the name of Gazprom (account number ●);

"**Loan Agreement**" means the Facility Agreement as amended and supplemented by this Loan Supplement;

"**Notes**" means ● [● per cent.] [Floating Rate] Loan Participation Notes due ● issued by the Lender as Series ● under the Programme;

"**Repayment Date**" means ● [*amend as required for Floating Rate Notes*];

"**Specified Currency**" means ●;

"**Subscription Agreement**" means an agreement between the Lender, Gazprom and ● dated ● relating to the Notes; and

"**Trust Deed**" means the Principal Trust Deed between the Lender and the Trustee dated 22 September 2003 as amended and supplemented by a Supplemental Trust Deed dated ● constituting and securing the Notes.

3 Incorporation by Reference

Except as otherwise provided, the terms of the Facility Agreement shall apply to this Loan Supplement as if they were set out herein and the Facility Agreement shall be read and construed, only in relation to the Loan constituted hereby, as one document with this Loan Supplement.

4 The Loan

4.1 Drawdown

Subject to the terms and conditions of the Loan Agreement, the Lender agrees to make the Loan on the Closing Date to Gazprom and Gazprom shall make a single drawing in the full amount of the Loan.

4.2 Interest

The Loan is a [Fixed Rate][Floating Rate] Loan. Interest shall be calculated, and the following terms used in the Facility Agreement shall have the meanings, as set out below:

4.2.1	**Fixed Rate Loan Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Interest Commencement Date	●
(ii)	Rate[(s)] of Interest:	● per cent. per annum [payable [annually/semi-annually] in arrear
(iii)	Interest Payment Date(s):	● in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*]/ not adjusted]
(iv)	Fixed Amount[(s)]:	● per ● in principal amount
(v)	Broken Amount:	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Amount [(s)] and the Interest Payment Date(s) to which they relate*]
(vi)	Day Count Fraction (Clause 4.9):	● *(Day count fraction should be Actual/ Actual-ISMA for all fixed rate loans other than those denominated in U.S. dollars, unless specified)*
(vii)	Determination Date(s) (Clause 4.9):	● in each year. *[Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last interest period]***
(viii)	Other terms relating to the method of calculating interest for Fixed Rate Loans:	[Not Applicable/*give details*]
4.2.2	**Floating Rate Loan Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Interest Commencement Date	●
(ii)	Interest Period(s):	●
(iii)	Specified Interest Payment Dates:	●
(iv)	Business Day Convention:	[Floating Rate Business Day Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
(v)	Business Centre(s) (Clause 4.9):	●
(vi)	Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
(vii)	Interest Period Date(s):	[Not Applicable/*specify dates*]

** Only to be completed for a Loan where Day Count Fraction is Actual/Actual-ISMA

(viii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	•
(ix)	Screen Rate Determination (Clause 4.3.3):	
	– Relevant Time:	•
	– Interest Determination Date:	*[[•] [TARGET] Business Days in [specify city] for [specify currency] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]]*
	– Primary Source for Floating Rate:	*[Specify relevant screen page or* "Reference Banks"]
	– Reference Banks (if Primary Source is "Reference Banks"):	*[Specify four]*
	– Relevant Financial Centre:	*[The financial centre most closely connected to the Benchmark—specify if not London]*
	– Benchmark:	*[LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark]*
	– Representative Amount:	*[Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount]*
	– Effective Date:	*[Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period]*
	– Specified Duration:	*[Specify period for quotation if not duration of Interest Accrual Period]*
(x)	ISDA Determination (Clause 4.3):	
	– Floating Rate Option:	•
	– Designated Maturity:	•
	– Reset Date:	•
	– ISDA Definitions: (if different from those set out in the Conditions)	•
(xi)	Margin(s):	[+/-] • per cent. per annum
(xii)	Minimum Rate of Interest:	• per cent. per annum
(xiii)	Maximum Rate of Interest:	• per cent. per annum
(xiv)	Day Count Fraction (Clause 4.9):	•
(xv)	Rate Multiplier:	•
(xvi)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Loans, if different from those set out in the Facility Agreement:	•

5 Fees and Expenses

Pursuant to Clause 3.2 of the Facility Agreement and in consideration of the Lender making the Loan to Gazprom, Gazprom hereby agrees that it shall, two Business Days before the Closing Date, pay to the Lender, in Same-Day Funds, the amount of the reimbursable expenses incurred by the Lender in connection with such Loan, [which expenses shall include the amount of all of the commissions, fees, costs and expenses as set forth in sub-clause [5.1] of the Subscription Agreement, paragraphs 1 and 4 of the Fee Side Letter and sub-clauses 3.2 and 13.1 of the Facility Agreement] pursuant to an invoice submitted by the Lender to Gazprom in the total amount of ●.

6 Governing Law

This Loan Supplement shall be governed by and construed in accordance with English law.

This Loan Supplement has been entered into on the date stated at the beginning.

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the Terms and Conditions of the Notes, which contain summaries of certain provisions of the Trust Deed, and which (subject to completion and amendment in accordance with the provisions of the relevant Pricing Supplement) will be attached to the Notes in definitive form, if issued, and (subject to the provisions thereof) apply to the Global Notes representing each Series. Either (i) the full text of these terms and conditions together with the relevant provisions of the Pricing Supplement or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions), shall be endorsed on such Notes. All capitalised terms that are not defined in these Conditions will have the meanings given to them in the relevant Pricing Supplement. Those definitions will be endorsed on the definitive Notes. References in the Conditions to "Notes" are to the Notes of one Series only, not to all Notes that may be issued under the Programme.

The Notes are constituted by, are subject to, and have the benefit of, a supplemental trust deed dated the Issue Date specified hereon (the "**Supplemental Trust Deed**") supplemental to a trust deed (as amended or supplemented as at the Issue Date, the "**Principal Trust Deed**") dated 22 September 2003, each made between Gaz Capital S.A. (the "**Issuer**") and Deutsche Bank Trust Company Americas (the "**Trustee**", which expression shall include any trustee or trustees for the time being under the Trust Deed) as trustee and successors thereof for the holders of the Notes (the "**Noteholders**"). The Principal Trust Deed and the Supplemental Trust Deed as modified from time to time in accordance with the provisions therein contained and any deed or other document expressed to be supplemental thereto, as from time to time so modified, are together referred to as the "**Trust Deed**".

The Issuer has authorised the creation, issue and sale of the Notes for the sole purpose of financing a loan (the "**Loan**") as specified hereon to Open Joint Stock Company Gazprom (the "**Borrower**"). The Issuer and the Borrower have recorded the terms of the Loan in a facility agreement (the "**Facility Agreement**") dated 22 September 2003, as supplemented on the Issue Date specified hereon by a loan supplement (the "**Loan Supplement**") each between the Issuer and the Borrower (together, the "**Loan Agreement**").

In each case where amounts of principal, interest and additional amounts (if any) are stated herein or in the Trust Deed to be payable in respect of the Notes, the obligations of the Issuer to make any such payment shall constitute an obligation only to account to the Noteholders on each date upon which such amounts of principal, interest and additional amounts (if any) are due in respect of the Notes, for an amount equivalent to sums of principal, interest and additional amounts (if any) actually received by or for the account of the Issuer pursuant to the Loan Agreement.

The Issuer has charged by way of first fixed charge in favour of the Trustee certain of its rights and interests as lender under the Loan Agreement (other than any rights and benefits constituting Reserved Rights (as defined in the Trust Deed)) as security for its payment obligations in respect of the Notes and under the Trust Deed (the "**Charge**") and has assigned absolutely certain other rights under the Loan Agreement to the Trustee (the "**Assigned Rights**" and together with the Charge, the "**Security Interests**"). In certain circumstances, the Trustee can (subject to it being indemnified and/or secured to its satisfaction) be required by Noteholders holding at least one quarter of the principal amount of the Notes outstanding or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders to exercise certain of its powers under the Trust Deed (including those arising under the Assigned Rights).

The Notes have the benefit of, and payments in respect of the Notes will be made (subject to the receipt of the relevant funds from the Borrower) pursuant to, a paying agency agreement (the "**Agency Agreement**") dated 22 September 2003 and made between the Issuer, Deutsche Bank Luxembourg S.A. as paying agent and Luxembourg registrar, Deutsche Bank Trust Company Americas as paying agent and U.S. registrar (together, with Deutsche Bank Luxembourg S.A. in such capacity, each a "**Registrar**", which expressions shall include any successors), Deutsche Bank AG London as the principal paying agent (the "**Principal Paying Agent**") and calculation agent and Deutsche Bank AG London and Deutsche Bank Luxembourg S.A. as transfer agents (the "**Transfer Agents**"), which expressions shall include any additional or successor transfer agents), the Borrower and the Trustee.

Copies of the Trust Deed, the Loan Agreement, the Agency Agreement and the Pricing Supplement are available for inspection at the principal office of the Trustee being, at the date hereof, at Winchester House, 1 Great Winchester Street, London EC2N 2DB, at the specified office of the Principal Paying Agent and at the specified office of the Paying Agent in Luxembourg.

The statements contained in these Terms and Conditions include summaries or restatements of, and are subject to, the detailed provisions of the Trust Deed, the Pricing Supplement, the Loan Agreement (the form of which is scheduled to and incorporated in the Trust Deed) and the Agency Agreement. Noteholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions thereof.

1. Status

The sole purpose of the issue of the Notes is to provide the funds for the Issuer to finance the Loan. The Notes constitute the obligation of the Issuer to apply the proceeds from the issue of the Notes solely for financing the Loan and to account to the Noteholders for an amount equivalent to sums of principal, interest and additional amounts (if any) actually received by or for the account of the Issuer pursuant to the Loan Agreement.

The Trust Deed provides that payments in respect of the Notes equivalent to the sums actually received by or for the account of the Issuer by way of principal, interest or additional amounts (if any) pursuant to the Loan Agreement will be made pro rata among all Noteholders, on the date of, and in the currency of, and subject to the conditions attaching to, the equivalent payment pursuant to the Loan Agreement. The Issuer shall not be liable to make any payment in respect of the Notes other than as expressly provided herein and in the Trust Deed. As provided therein, neither the Issuer nor the Trustee shall be under any obligation to exercise in favour of the Noteholders any rights of set-off or of banker's lien or to combine accounts or counterclaim that may arise out of other transactions between the Issuer and the Borrower.

Noteholders have notice of, and have accepted, these Terms and Conditions, the Pricing Supplement and the contents of the Trust Deed and the Loan Agreement, and have hereby accepted that:

1.1 neither the Issuer nor the Trustee makes any representation or warranty in respect of, or shall at any time have any responsibility for, or, save as otherwise expressly provided in the Trust Deed or in paragraph 1.6 below, liability or obligation in respect of the performance and observance by the Borrower of its obligations under the Loan Agreement or the recoverability of any sum of principal or interest (or any additional amounts) due or to become due from the Borrower under the Loan Agreement;

1.2 neither the Issuer nor the Trustee shall at any time have any responsibility for, or obligation or liability in respect of, the financial condition, creditworthiness, affairs, status or nature of the Borrower;

1.3 neither the Issuer nor the Trustee shall at any time be liable for any representation or warranty or any act, default or omission of the Borrower under or in respect of the Loan Agreement;

1.4 neither the Issuer nor the Trustee shall at any time have any responsibility for, or liability or obligation in respect of, the performance and observance by the Principal Paying Agent, any of the Paying Agents, the Registrar or the Transfer Agent of their respective obligations under the Agency Agreement;

1.5 the financial servicing and performance of the terms of the Notes depend solely and exclusively upon performance by the Borrower of its obligations under the Loan Agreement and its covenant to make payments under the Loan Agreement and its credit and financial standing. The Borrower has represented and warranted to the Issuer in the Loan Agreement that the Loan Agreement constitutes a legal, valid and binding obligation of the Borrower; and

1.6 the Issuer and the Trustee shall be entitled to rely on a certificate signed by a duly authorised officer of the Borrower confirming that the Borrower is complying with its obligations under the Loan Agreement and shall not otherwise be responsible for investigating any aspect of the Borrower's performance in relation thereto and, subject as further provided in the Trust Deed, the Trustee will not be liable for any failure to make the usual or any investigations which might be made by a security holder in relation to the property which is the subject of the Trust Deed and held by way of security for the Notes, and shall not be bound to enquire into or be liable for any defect or failure in the right or title of the Issuer to the assigned property whether such defect or failure was known to the Trustee or might have been discovered upon examination or enquiry or whether capable of remedy or not, nor will it have any liability for the enforceability of the security created by the Security Interests whether as a result of any failure, omission or defect in registering or filing or otherwise protecting or perfecting such security; the Trustee has no responsibility for the value of such security.

Under the Trust Deed, the obligations of the Issuer in respect of the Notes rank *pari passu* and rateably without any preference among themselves.

In the event that the payments under the Loan Agreement are made by the Borrower to, or to the order of, the Trustee or (subject to the provisions of the Trust Deed) the Principal Paying Agent, they will *pro tanto* satisfy the obligations of the Issuer in respect of the Notes.

Save as otherwise expressly provided herein and in the Trust Deed, no proprietary or other direct interest in the Issuer's right under or in respect of the Loan Agreement or the Loan exists for the benefit of the Noteholders. Subject to the terms of the Trust Deed, no Noteholder will have any entitlement to enforce the Loan Agreement or direct recourse to the Borrower except through action by the Trustee pursuant to the Assigned Rights granted to the Trustee in the Trust Deed. Neither the Issuer nor, following the enforcement of the Security Interests created in the Trust Deed, the Trustee shall be required to take proceedings to enforce payment under the Loan Agreement unless it has been indemnified and/or secured by the Noteholders to its satisfaction.

2. Form, Denomination and Title

The Notes will be issued in fully registered form, and in the Specified Denomination shown hereon or integral multiples thereof, without interest coupons; provided that the Rule 144A Notes shall be held in amounts of not less than U.S.$100,000.

A Note issued under the Principal Trust Deed may be a Fixed Rate Note, a Floating Rate Note, a combination of the foregoing or any other kind of Note, depending upon the Interest and Redemption/ Payment Basis specified hereon.

3. Register, Title and Transfers

The Registrar will maintain a register (the "**Register**") in respect of the Notes in accordance with the provisions of the Agency Agreement. In these Conditions the "holder" of a Note means the person in whose name such Note is for the time being registered in the Register (or, in the case of a joint holding, the first named thereof) and "Noteholder" shall be construed accordingly. A Note will be issued to each Noteholder in respect of its registered holding.

The holder of each Note shall (except as otherwise required by law) be treated as the absolute owner of such Note for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing on the Note relating thereto (other than the endorsed form of transfer) or any notice of any previous loss or theft of such Note) and no person shall be liable for so treating such holder.

A Note may be transferred upon surrender of the relevant Note, with the endorsed form of transfer duly completed, at the specified office of the Registrar or at the specified office of the Transfer Agent, together with such evidence as the Registrar or the Transfer Agent may reasonably require to prove the title of the transferor and the authority of the individuals who have executed the form of transfer. Where not all the Notes represented by the surrendered Note are the subject of the transfer, a new Note in respect of the balance of the Note will be issued to the transferor.

Subject to the last paragraph of this Condition, within five business days of the surrender of a Note in accordance with the immediately preceding paragraph above, the Registrar will register the transfer in question and deliver a new Note to each relevant holder at its specified office or (at the request and risk of such relevant holder) by uninsured first class mail (airmail if overseas) to the address specified for the purpose by such relevant holder. In this paragraph, "business day" means a day on which commercial banks are open for business (including dealings in foreign currencies) in the city where the Registrar has its specified office.

The transfer of a Note will be effected without charge but against such indemnity as the Registrar may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such transfer.

Noteholders may not require transfers to be registered during the period of 15 days ending on the due date for any payment of principal or interest in respect of the Notes.

4. Restrictive Covenants

As provided in the Trust Deed, so long as any of the Notes remains outstanding (as defined in the Trust Deed), the Issuer will not, without the prior written consent of the Trustee, agree to any amendments to or any modification or waiver of, or authorise any breach or proposed breach of, the terms of the Loan Agreement and will act at all times in accordance with any instructions of the Trustee from time to time

with respect to the Loan Agreement, except as otherwise expressly provided in the Loan Agreement. Any such amendment, modification, waiver or authorisation made with the consent of the Trustee shall be binding on the Noteholders and, unless the Trustee agrees otherwise, any such amendment or modification shall be notified by the Issuer to the Noteholders in accordance with Condition 14.

Save as provided above, so long as any Note remains outstanding, the Issuer, without the prior written consent of the Trustee shall not, *inter alia*, incur any other indebtedness for borrowed moneys, engage in any other business (other than acquiring and holding the Charged Property in respect of each Series issuing Notes, entering into Loans and performing any act incidental to or necessary in connection with the foregoing), declare any dividends, have any subsidiaries or employees, purchase, own, lease or otherwise acquire any real property (including office premises or like facilities), consolidate or merge with any other person or convey or transfer its properties or assets substantially as an entity to any person (otherwise than as contemplated in these conditions and the Trust Deed), issue any shares, give any guarantee or assume any other liability, or subject to the laws of Luxembourg, petition for any winding-up or bankruptcy.

5. Interest

(a) **Interest on Fixed Rate Notes**: Each Fixed Rate Note bears interest on its outstanding principal amount from (and including) the Interest Commencement Date at the rate(s) per annum (expressed as a percentage) equal to the Rate(s) of Interest specified hereon which shall be equal to the rate per annum at which interest under the Loan accrues. Accordingly, on each Interest Payment Date the Issuer shall account to the Noteholders for an amount equivalent to amounts of interest under the Loan received by or for the account of the Issuer pursuant to the Loan Agreement.

If a Fixed Coupon Amount or a Broken Amount is specified hereon, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified hereon.

(b) **Interest on Floating Rate Notes**:

(i) *Interest Payment Dates:* Each Floating Rate Note bears interest on its outstanding nominal amount from (and including) the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest specified hereon, which shall be equal to the rate per annum at which interest under the Loan accrues, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown hereon as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown hereon, Interest Payment Date shall mean each date which falls the number of months or other period shown hereon as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date. Accordingly, on each such date, the Issuer shall account to the Noteholders for an amount equivalent to amounts of interest under the Loan received by or for the account of the Issuer pursuant to the Loan Agreement.

(ii) *Business Day Convention:* If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii) *Rate of Interest for Floating Rate Notes:* The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified hereon and as set out in the Loan Agreement.

(c) **Accrual of Interest**: Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date (as defined in Condition 8).

(d) **Calculations**: The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction as specified hereon and in the Loan Agreement, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(e) **Publication of Rates of Interest and Interest Amounts**: As soon as practicable after calculating or determining the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date as set out in the Loan Agreement, the Calculation Agent shall cause such Rate of Interest and Interest Amounts to be notified to the Trustee, the Issuer, Gazprom, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 5(b)(ii), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made with the consent of the Trustee by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Clause 11 of the Facility Agreement, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made unless the Trustee otherwise requires. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(f) **Determination or Calculation by Trustee**: If the Calculation Agent does not at any time for any reason determine or calculate the Rate of Interest for an Interest Period or any Interest Amount pursuant to the Loan Agreement, the Trustee shall do so (or shall appoint an agent on its behalf to do so) and such determination or calculation shall be deemed to have been made by the Calculation Agent. In doing so, the Trustee shall apply the foregoing provisions of this Condition, with any necessary consequential amendments, to the extent that, in its opinion, it can do so, and, in all other respects it shall do so in such manner as it shall deem fair and reasonable in all the circumstances.

6. Redemption

Unless previously prepaid or repaid pursuant to Clause 5.2 or 5.3 of the Facility Agreement, the Borrower will be required to repay the Loan on its Repayment Date (as defined in the Loan Agreement) and, subject to such repayment, as set forth in the Loan Agreement, all the Notes then remaining outstanding will on that date be redeemed or repaid by the Issuer in the relevant Specified Currency on the Maturity Date specified hereon at their Final Redemption Amount (which, unless otherwise specified hereon, is 100 per cent. of the principal amount thereof).

If the Loan should become repayable (and be repaid) pursuant to the Loan Agreement prior to its Repayment Date, all Notes then remaining outstanding will thereupon become due and redeemable or repayable at their Early Redemption Amount (which, unless otherwise specified hereon is par together with interest accrued to the date of redemption) and the Issuer will endeavour to give not less than eight days' notice thereof to the Trustee and the Noteholders in accordance with Condition 14.

To the extent that the Issuer receives amounts of principal, interest or other amounts (other than amounts in respect of the Reserved Rights) following acceleration of the Loan pursuant to Clause 11 of the Loan Agreement, the Issuer shall pay an amount equal to and in the same currency as such amounts on the Business Day following receipt of such amounts, subject as provided in Condition 7.

The Issuer, subject to the Borrower's written consent (which consent shall not be unreasonably withheld or delayed), may compel any beneficial owner of Notes initially sold pursuant to Rule 144A under the U.S. Securities Act 1933 (the "**Securities Act**") to sell its interest in such Notes, or may sell such interest on behalf of such holder, if such holder is a U.S. person that is not a qualified institutional buyer (as defined in Rule 144A under the Securities Act) and a qualified purchaser (as defined in Section 2(a)(51) of the U.S. Investment Company Act of 1940).

7. Payments and Agents

Payments of principal shall be made against presentation and surrender of the relevant Notes at the specified office of the Principal Paying Agent or at the specified office of any Transfer Agent or of the Registrar and in the manner provided in the paragraph below.

Interest shall be paid to the person shown on the Register at the close of business on the fifteenth day before the due date for payment thereof (the "**Record Date**"). Payments of interest shall be made in the Specified Currency by cheque drawn on a bank in the principal financial centre for the Specified Currency or, in the case of euro, in a city in which banks have access to the TARGET System (a "**Bank**") and mailed to the holder (or to the first named of joint holders) of such Note at its address appearing in the Register. Upon application by the holder to the specified office of the Registrar or any Transfer Agent before the Record Date, such payment of interest may be made by transfer to an account in the relevant currency maintained by the payee with a Bank, or by transfer to an account in the Specified Currency maintained by the payee with, a Bank in the principal financial centre of such Specified Currency or in the case of euro, a Bank specified by the payee or at the option of the payee, by a euro-cheque and (in the case of interest payable on redemption) upon surrender of the relevant Notes at the specified office of the Principal Paying Agent or at the specified office of the Transfer Agent.

All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations, but without prejudice to the provisions of Condition 8. No commissions or expenses shall be charged to the Noteholders in respect of such payments.

If the due date for payments of interest or principal is not a business day, a Noteholder shall not be entitled to payment of the amount due until the next following business day and shall not be entitled to any further interest or other payment in respect of any such delay. In this paragraph, "**business day**" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the relevant place of presentation, in such jurisdictions as shall be specified as "**Financial Centres**" hereon, and (i) (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency or (ii) (in the case of a payment in euro) which is a TARGET Business Day.

The names of the initial Paying Agents and their initial specified offices are set out below. The Agency Agreement provides that the Issuer may at any time, with the prior written approval of the Trustee, vary or terminate the appointment of the Principal Paying Agent or any of the Paying Agents, and appoint additional or other paying agents provided that (i) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will be a paying agent and transfer agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or other relevant authority and (ii) a Paying Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th – 27th November 2000 or any law implementing or complying with or introduced in order to

conform to such Directive. Any such variation, termination or appointment shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not more than 45 days' and not less than 30 days' notice thereof shall have been given to the Noteholders in accordance with Condition 14.

In addition, if the due date for redemption or repayment of a Note is not an Interest Payment Date, interest accrued from the preceding Interest Payment Date or, as the case may be, from the Issue Date as specified hereon shall be payable only as and when actually received by or for the account of the Issuer pursuant to the Loan Agreement.

Save as otherwise directed by the Trustee at any time after any of the Security Interests created in the Trust Deed becomes enforceable, the Issuer will, pursuant to Clause 6 of the Agency Agreement require the Borrower to make all payments of principal and interest to be made pursuant to the Loan Agreement to the Principal Paying Agent to an account in the name of the Issuer (the "**Account**"). Under the Charge, the Issuer will charge by way of first fixed charge all the rights, title and interest in and to all sums of money then or in the future deposited in the Account in favour of the Trustee for the benefit of the Noteholders.

8. Taxation

All payments in respect of the Notes by or on behalf of the Issuer will be made without deduction or withholding for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of the Russian Federation or Luxembourg or any authority thereof or therein having the power to tax, unless the deduction or withholding of such taxes or duties is required by law.

In such event, the Issuer shall make such additional payments as shall result in the receipt by the Noteholders of such amount as would have been received by them if no such withholding or deduction had been required but only to the extent and only at such time as the Issuer receives an equivalent amount from the Borrower under the Loan Agreement. To the extent that the Issuer receives a lesser additional amount from the Borrower, the Issuer will account to each Noteholder for an additional amount equivalent to a pro rata proportion of such additional amount (if any) as is actually received by, or for the account of, the Issuer pursuant to the Loan Agreement on the date of, in the currency of, and subject to any conditions attaching to the payment of such additional amount to the Issuer provided that no such additional amount will be payable in respect of any Note:

8.1 to a Noteholder who (a) is able to avoid such deduction or withholding by satisfying any statutory requirements or by making a declaration of non-residence or other claim for exemption to the relevant tax authority; or (b) is liable for such taxes or duties by reason of his having some connection with the Russian Federation or Luxembourg other than the mere holding of such Note or the receipt of payments in respect thereof;

8.2 in respect of a Note presented for payment of principal more than 30 days after the Relevant Date except to the extent that such additional payment would have been payable if such Note had been presented for payment on such 30th day;

8.3 where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

8.4 in respect of a Note presented for payment by or on behalf of a Noteholder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the European Union.

As used herein, "**Relevant Date**" (i) means the date on which any payment under the Loan Agreement first becomes due but (ii) if the full amount payable by the Borrower has not been received by, or for the account of, the Issuer pursuant to the Loan Agreement on or prior to such date, it means the date on which such moneys shall have been so received and notice to that effect shall have been duly given to the Noteholders by or on behalf of the Issuer in accordance with Condition 14.

Any reference herein or in the Trust Deed to payments in respect of the Notes shall be deemed also to refer to any additional amounts which may be payable in accordance with the Trust Deed and this Condition 8 or any undertaking given in addition thereto or in substitution therefor pursuant to the Trust Deed.

9. Enforcement

The Trust Deed provides that only the Trustee may pursue the remedies under the general law, the Trust Deed or the Notes to enforce the rights of the Noteholders and no Noteholder will be entitled to pursue such remedies unless the Trustee (having become bound to do so in accordance with the terms of the Trust Deed) fails or neglects to do so within a reasonable period and such failure or neglect is continuing.

At any time after the occurrence of an Event of Default (as defined in the Facility Agreement) or of a Relevant Event (as defined in the Trust Deed), the Trustee may, at its discretion and without notice and shall, if requested to do so by Noteholders owning 25 per cent. in aggregate principal amount of the Notes outstanding, or if directed to do so by an Extraordinary Resolution and, in either case, subject to it being secured and/or indemnified to its satisfaction, declare all amounts payable under the Loan Agreement by the Borrower to be due and payable (in the case of an Event of Default), or enforce the security created in the Trust Deed in favour of the Trustee (in the case of a Relevant Event). Upon repayment of the Loan following an Event of Default and a declaration as provided herein, the Notes will be redeemed or repaid at their principal amount together with interest accrued to the date fixed for redemption and thereupon shall cease to be outstanding.

10. Meetings of Noteholders; Modification of Notes, Trust Deed and Loan Agreement; Waiver; Substitution of the Issuer

The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including any modification of, or any arrangement in respect of, the Notes, the Loan Agreement or the Trust Deed. Noteholders will vote pro rata according to the principal amount of their Notes. Special quorum provisions apply for meetings of Noteholders convened for the purpose of amending certain terms concerning, *inter alia*, the amount payable on, and the currency of payment in respect of, the Notes and the amounts payable and currency of payment under the Loan Agreement. Any resolution duly passed at a meeting of Noteholders will be binding on all the Noteholders, whether present or not.

The Trustee may agree, without the consent of the Noteholders, to any modification of the Notes and the Trust Deed or, following the creation of the Security Interests, the Loan Agreement which in the opinion of the Trustee is of a formal, minor or technical nature, is made to correct a manifest error or is not materially prejudicial to the interests of the Noteholders.

The Trustee may also waive or authorise or agree to the waiving or authorising of any breach or proposed breach by the Issuer of the Terms and Conditions of the Notes or the Trust Deed or, following the creation of the Security Interests, by the Borrower of the terms of the Loan Agreement, or determine that any event which would or might otherwise give rise to a right of acceleration under the Loan Agreement shall not be treated as such, if, in the opinion of the Trustee, to do so would not be materially prejudicial to the interests of the Noteholders (as a class). Any such modification, waiver or authorisation shall be binding on the Noteholders and, unless the Trustee agrees otherwise, any such modification shall be promptly notified to the Noteholders.

The Trust Deed contains provisions to the effect that the Issuer may, and at the request of the Borrower shall, having obtained the consent of the Borrower (if such substitution is not to be made at the request of the Borrower) and the Trustee (which latter consent may be given without the consent of the Noteholders) and having complied with such reasonable requirements as the Trustee may direct in the interests of the Noteholders, substitute any entity in place of the Issuer as creditor under the Loan Agreement, as issuer and principal obligor in respect of the Notes and as principal obligor under the Trust Deed, subject to the relevant provisions of the Trust Deed and the substitute's rights under the Loan Agreement being charged and assigned, respectively, to the Trustee as security for the payment obligations of the substitute obligor under the Trust Deed and the Notes.

In connection with the exercise of any of its powers, trusts, authorities or discretions, the Trustee shall have regard to the interests of the Noteholders as a class and, in particular, shall not have regard to the consequences of such exercise for individual Noteholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory. No Noteholder is entitled to claim from the Issuer or the Trustee any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders.

11. Prescription

Notes will become void unless presented for payment of principal within 10 years (in the case of principal) or five years (in the case of interest) from the due date for payment in respect thereof.

12. Indemnification of Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce payment unless indemnified to its satisfaction. The Trustee is entitled to enter into contracts or transactions with the Issuer and/or the Borrower and any entity related to the Issuer and/or the Borrower without accounting for any profit, fees, corresponding interest, discounts or share of brokerage earned, arising or resulting from any such contract or transactions.

The Trustee's responsibilities are solely those of trustee for the Noteholders on the terms of the Trust Deed. Accordingly, the Trustee makes no representations and assumes no responsibility for the validity or enforceability of the Loan Agreement or the security created in respect thereof or for the performance by the Issuer of its obligations under or in respect of the Notes and the Trust Deed or by the Borrower in respect of the Loan Agreement.

13. Replacement of Notes

If any Note shall become mutilated, defaced, lost, stolen or destroyed it may, subject to all applicable laws and regulations and stock exchange requirements, be replaced at the specified office of the Registrar in Luxembourg or at the specified office of the Paying Agent in Luxembourg on payment of such costs, expenses, taxes and duties as may be incurred in connection therewith and on such terms as to evidence, security and indemnity and otherwise as may reasonably be required by or on behalf of the Issuer or the Trustee. Mutilated or defaced Notes must be surrendered before replacements will be issued.

14. Notices

All notices to the Noteholders shall be deemed to have been duly given if (i) posted to such holders at their respective addresses as shown on the Register and (ii) so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, published in a daily newspaper of general circulation in Luxembourg approved by the Trustee, currently expected to be the *Luxemburger Wort*. Any such notice shall be deemed to have been given on the first date on which both conditions shall have been met.

In case by reason of any other cause it shall be impracticable to publish any notice to holders of Notes as provided above, then such notification to such holders as shall be given with the approval of the Trustee shall constitute sufficient notice to such holders for every purpose hereunder.

15. Further Issues

The Issuer may from time to time, without the consent of the Noteholders, create and issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the amount and the date of the first payment of interest) so as to be consolidated and form a single series with the Notes. Such further Notes shall be constituted by a deed supplemental to the Trust Deed between the Issuer and the Trustee. The Trust Deed contains provisions for convening a single meeting of Noteholders and the holders of Notes of other series in certain circumstances where the Trustee so decides. In relation to any further issue which is to be consolidated and form a single series with the Notes, the Issuer will enter into a loan agreement supplemental to the Loan Agreement with the Borrower on substantially the same terms as the Loan Agreement (or in all respects except for the amount and the date of the first payment of interest on the further Notes). The Issuer will provide a further fixed charge in favour of the Trustee in respect of certain of its rights and interests under such loan agreement and will assign absolutely certain of its rights under such loan agreement which will secure both the Notes and such further Notes and which will supplement the Security Interests in relation to the existing Notes of such Series.

16. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

17. Governing Law

The Notes, the Agency Agreement and the Trust Deed are governed by, and shall be construed in accordance with, English law. The Issuer has submitted in the Trust Deed to the exclusive jurisdiction of the courts of England and has appointed an agent for the service of process in England. For the avoidance of doubt, the provisions of articles 86 to 94-8 of the Luxembourg law of 10 August 1915, as amended, on commercial companies are excluded.

GAZ CAPITAL S.A.

Gaz Capital S.A. was incorporated as a société anonyme on July 23, 2003 for an unlimited duration with limited liability under the laws of the Grand Duchy of Luxembourg. Its Articles of Incorporation have been published in the Mémorial, Recueil des Sociétés et Associations on August 21, 2003. It is registered with the Register of Commerce and Companies, Luxembourg under number B-95071.

Its registered office is located at 2, Boulevard Konrad Adenauer, L-1115 Luxembourg.

Gaz Capital S.A.'s subscribed share capital amounts to euro 31,000 divided into 31 registered shares with a par value of euro 1,000 each. All of the shares are fully paid up. Thirty shares are owned by Stichting Gaz Capital and one share by Stichting Participatie DITC Amsterdam.

Gaz Capital S.A. has a Board of Directors, currently consisting of three directors. The directors at present are:

1. Rolf Caspers, banker, having his professional address at 2, Boulevard Konrad Adenauer, L-1115 Luxembourg,
2. Peter Dickinson, banker, having his professional address at 2, Boulevard Konrad Adenauer, L-1115 Luxembourg, and
3. Vincent de Rycke, banker, having his professional address at 2, Boulevard Konrad Adenauer, L-1115 Luxembourg.

Deutsche Bank Luxembourg S.A. is the domiciliation agent of Gaz Capital S.A. Its duties include the provision of certain administrative and related services. Its appointment may be terminated and it may retire upon 2 months prior notice subject to the appointment of an alternative domiciliation agent.

The corporate object of Gaz Capital S.A., as described in Article 3 of its Articles of Incorporation, is:

- the issue of Notes and other debt securities under a program for the issuance of loan participation notes for the purpose of financing loans to Open Joint Stock Company Gazprom;
- the granting of loans to Open Joint Stock Company Gazprom;
- the granting of security interests over its assets to a trustee in relation to the issuance of the loan participation notes; and,
- the making of deposits at banks or with other depositaries.

Gaz Capital S.A. may carry out any transactions, whether commercial or financial which are directly or indirectly connected with its corporate object at the exclusion of any banking activity.

In general Gaz Capital S.A. may carry out any operation which it may deem useful or necessary in the accomplishment and the development of its corporate purpose.

Elpers & Co Réviseurs d'entreprises S.à r.l., having its registered office at 11, Boulevard du Prince Henri, L-1724 Luxembourg has been appointed to act as statutory auditors to Gaz Capital S.A.

Capitalization

The following table sets forth the unaudited capitalization of Gaz Capital S.A. as at the date of this Offering Circular:

	€
Shareholders' Funds:	
Share capital (issued 31 Ordinary Shares of €1,000 each)	31,000
Total Capitalization	31,000

Other than as detailed above, Gaz Capital S.A. does not have any loan capital, borrowings or contingent liabilities.

Financial Statements

Since its date of incorporation, no financial statements of Gaz Capital S.A. have been prepared. Gaz Capital S.A. intends to publish its first financial statements in respect of the period ending on December 31, 2003. Any future published financial statements prepared by Gaz Capital S.A. (which will be in respect of the period ending on December 31 in each year) will be available from the Paying Agent in Luxembourg.

TRANSFER RESTRICTIONS

Rule 144A Notes

Each purchaser of Rule 144A Notes within the United States, by accepting delivery of this Offering Circular and the Notes, will be deemed to have represented, agreed and acknowledged that:

(1) It is (a) a qualified institutional buyer within the meaning of Rule 144A (a "QIB") that is also a qualified purchaser as defined in Section 2(a)(51) of the Investment Company Act (a "QP"), (b) not a broker-dealer which owns and invests on a discretionary basis less than U.S.$25 million in securities of unaffiliated issuers, (c) not a participant-directed employee plan, such as a 401(k) plan, (d) acting for its own account, or for the account of another QIB that is also a QP, (e) not formed for the purpose of investing in the Issuer, and (f) aware, and each beneficial owner of such Notes has been advised, that the sale of such Notes to it is being made in reliance on Rule 144A.

(2) It will, (a) along with each account for which it is purchasing, hold and transfer beneficial interests in the Rule 144A Notes in a principal amount that is not less than U.S.$100,000 and (b) provide notice of these transfer restrictions to any subsequent transferees. In addition, they understand that the Issuer may receive a list of participants holding positions in its securities from one or more book-entry depositories.

(3) It understands that the Rule 144A Notes have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believe is a QIB that is also a QP purchasing for its own account or for the account of a QIB that is also a QP, (b) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act, in each case in accordance with any applicable securities laws of any State of the United States.

(4) It understands that the Issuer has the power under the Trust Deed to compel any beneficial owner of Rule 144A Notes that is a U.S. person and is not a QIB and a QP to sell its interest in the Rule 144A Notes, or may sell such interest on behalf of such owner. The Issuer has the right to refuse to honour the transfer of an interest in the Rule 144A Notes to a U.S. person who is not a QIB and a QP.

(5) It understands that the Rule 144A Notes, unless otherwise agreed between the Issuer and the Trustee in accordance with applicable law, will bear a legend to the following effect:

    THIS NOTE AND THE LOAN IN RESPECT HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A (A "QIB") THAT IS ALSO A QUALIFIED PURCHASER AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940 (A "QP") THAT (A) IS NOT A BROKER-DEALER WHICH OWNS AND INVESTS ON A DISCRETIONARY BASIS LESS THAN U.S.$25 MILLION IN SECURITIES OF UNAFFILIATED ISSUERS, (B) IS NOT A PARTICIPANT-DIRECTED EMPLOYEE PLAN, SUCH AS A 401(K) PLAN, (C) WAS NOT FORMED FOR THE PURPOSE OF INVESTING IN THE ISSUER OF THIS NOTE, (D) IS ACQUIRING THIS NOTE FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB THAT IS ALSO A QP, IN A PRINCIPAL AMOUNT THAT IS NOT LESS THAN U.S.$100,000, (E) UNDERSTANDS THAT THE ISSUER MAY RECEIVE A LIST OF PARTICIPANTS HOLDING POSITIONS IN ITS SECURITIES FROM ONE OR MORE BOOK-ENTRY DEPOSITORIES AND (F) WILL PROVIDE NOTICE OF THE TRANSFER RESTRICTIONS TO ANY SUBSEQUENT TRANSFEREE, OR (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. TRANSFER IN VIOLATION OF THE FOREGOING WILL BE OF NO FORCE OR EFFECT, WILL BE VOID *AB INITIO*, AND WILL NOT OPERATE TO TRANSFER ANY RIGHTS TO THE TRANSFEREE, NOTWITHSTANDING ANY INSTRUCTIONS TO THE CONTRARY TO THE ISSUER OF THIS NOTE, THE TRUSTEE OR ANY INTERMEDIARY. THE ISSUER HAS THE RIGHT UNDER THE TRUST DEED TO COMPEL ANY BENEFICIAL OWNER THAT IS A U.S. PERSON AND IS NOT A QIB AND A QP TO SELL ITS INTEREST IN THIS NOTE, OR MAY SELL SUCH INTEREST ON BEHALF OF SUCH BENEFICIAL OWNER. THE ISSUER HAS THE RIGHT TO REFUSE TO HONOUR A TRANSFER OF AN INTEREST IN THIS NOTE TO A U.S. PERSON WHO IS NOT A QIB AND A QP. THE ISSUER HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940.

(6) It understands and acknowledges that its purchase and holding of such Notes constitutes a representation and agreement by it that either (a) it is not an employee benefit plan as described in Section 3(3) of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA") and subject to ERISA, or a plan subject to Section 4975 of the United States Internal Revenue Code of 1986, as amended (the "Code"), or a governmental plan or church plan which is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code, or an entity whose assets are treated as assets of any such plan or (b) its purchase and holding of a Note will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any substantially similar provisions of any federal, state or local law.

(7) It acknowledges that the Issuer, Gazprom, the Registrar, the Dealers and their affiliates, and others will rely upon the truth and accuracy of the above acknowledgements, representations and agreements and agrees that, if any of the acknowledgements, representations or agreements deemed to have been made by it by its purchase of Rule 144A Notes is no longer accurate, it shall promptly notify the Issuer, Gazprom and the Dealers. If it is acquiring any Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each of those accounts and that it has full power to make the above acknowledgements, representations and agreements on behalf of each account.

(8) It understands that the Rule 144A Notes will be evidenced by a global Note (the "Rule 144A Global Note"). Before any interest in the Rule 144A Global Note may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Regulation S Global Note, it will be required to provide a Transfer Agent with a written certification (in the form provided in the Paying Agency Agreement) as to compliance with applicable securities laws.

Prospective purchasers are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Regulation S Notes

Each purchaser of Regulation S Notes outside the United States and each subsequent purchaser of Regulation S Notes in resales prior to the expiration of the distribution compliance period, by accepting delivery of this Offering Circular and the Regulation S Notes, will be deemed to have represented, agreed and acknowledged that:

(1) It is, or at the time Regulation S Notes are purchased will be, the beneficial owner of such Regulation S Notes and (a) it is not a U.S. person and it is located outside the United States (within the meaning of Regulation S) and (b) it is not an affiliate of the Issuer, Gazprom or a person acting on behalf of such an affiliate.

(2) It understands that the Regulation S Notes have not been and will not be registered under the Securities Act and, prior to the expiration of the distribution compliance period, it will not offer, sell, pledge or otherwise transfer such Notes except (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believes is a QIB that is also a QP purchasing for its own account or the account of a QIB that is also a QP or (b) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S, in each case in accordance with any applicable securities laws of any State of the United States.

(3) It understands that the Regulation S Notes will be evidenced by a global Note (the "Regulation S Global Note"). Before any interest in the Regulation S Global Note may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Rule 144A Global Note, it will be required to provide a Transfer Agent with a written certification (in the form provided in the Paying Agency Agreement) as to compliance with applicable securities laws.

(4) It understands and acknowledges that its purchase and holding of such Notes constitutes a representation and agreement by it that either (a) it is not an employee benefit plan as described in Section 3(3) of ERISA and subject to ERISA, or a plan subject to Section 4975 of the Code, or a governmental plan or church plan which is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code, or an entity whose assets are treated as assets of any such plan or (b) its purchase and holding of a Note will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any substantially similar provisions of any federal, state or local law.

(5) It acknowledges that the Issuer, Gazprom, the Registrar, the Dealers and their affiliates and others will rely upon the truth and accuracy of the above acknowledgements, representations and agreements and agree that, if any of the acknowledgements, representations or agreements deemed to have been made by it by its purchase of Notes is no longer accurate, it shall promptly notify the Issuer, Gazprom and the Dealers. If it is acquiring any Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each of those accounts and that it has full power to make the above acknowledgements, representations and agreements on behalf of each account.

CLEARING AND SETTLEMENT

The Global Notes

Each Series of Notes will be evidenced on issue by a Regulation S Global Note deposited with, and registered in the name of a nominee for, a common depositary for Euroclear and Clearstream, Luxembourg and, in the case of Rule 144A Notes, a Rule 144A Global Note deposited with a custodian for, and registered in the name of Cede & Co. as nominee of, DTC.

Beneficial interests in a Regulation S Global Note may be held only through Euroclear or Clearstream, Luxembourg at any time. See "—Book-Entry Procedures for the Global Notes." By acquisition of a beneficial interest in a Regulation S Global Note, the purchaser thereof will be deemed to represent, among other things, that it is not a U.S. person, and that, if it determines to transfer such beneficial interest prior to the expiration of the 40 day distribution compliance period, it will transfer such interest only to a person whom the seller reasonably believes (a) to be a non-U.S. person in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S or (b) to be a person who takes delivery in the form of an interest in a Rule 144A Global Note (if applicable). See "Transfer Restrictions." Beneficial interests in a Rule 144A Global Note may only be held through DTC at any time. See "—Book-Entry Procedures for the Global Notes." By acquisition of a beneficial interest in a Rule 144A Global Note, the purchaser thereof will be deemed to represent, among other things, that it is a QIB that is also a QP and that, if in the future it determines to transfer such beneficial interest, it will transfer such interest in accordance with the procedures and restrictions contained in the Trust Deed. See "Transfer Restrictions."

Beneficial interests in each Global Note will be subject to certain restrictions on transfer set forth therein and in the Trust Deed, and with respect to Rule 144A Notes, as set forth in Rule 144A, and the Notes will bear the legends set forth thereon regarding such restrictions set forth under "Transfer Restrictions." A beneficial interest in a Regulation S Global Note may be transferred to a person who takes delivery in the form of an interest in a Rule 144A Global Note in denominations greater than or equal to the minimum denominations applicable to interests in a Rule 144A Global Note and only upon receipt by the Registrar of a written certification (in the form provided in the Paying Agency Agreement) to the effect that the transferor reasonably believes that the transferee is a QIB that is also a QP and that such transaction is in accordance with any applicable securities laws of any state of the United States or any other jurisdiction. Beneficial interests in a Rule 144A Global Note may be transferred to a person who takes delivery in the form of an interest in a Regulation S Global Note only upon receipt by the Registrar of a written certification (in the form provided in the Paying Agency Agreement) from the transferor to the effect that the transfer is being made to a non-U.S. person and in accordance with Regulation S.

Any beneficial interest in a Regulation S Global Note that is transferred to a person who takes delivery in the form of an interest in a Rule 144A Global Note will, upon transfer, cease to be an interest in the Regulation S Global Note and become an interest in the Rule 144A Global Note, and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in the Rule 144A Global Note for as long as it remains such an interest. Any beneficial interest in a Rule 144A Global Note that is transferred to a person who takes delivery in the form of an interest in a Regulation S Global Note will, upon transfer, cease to be an interest in the Rule 144A Global Note and become an interest in the Regulation S Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in the Regulation S Global Note for so long as it remains such an interest. No service charge will be made for any registration of transfer or exchange of Notes, but the Registrar may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Except in the limited circumstances described below, owners of beneficial interests in Global Notes will not be entitled to receive physical delivery of certificated Notes in definitive form (the "Definitive Notes"). The Notes are not issuable in bearer form.

Amendments to Conditions

Each Global Note contains provisions that apply to the Notes that they represent, some of which modify the effect of the above Terms and Conditions of the Notes. The following is a summary of those provisions:

- *Payments.* Payments of principal and interest in respect of Notes evidenced by a Global Note will be made against presentation for endorsement by the Principal Paying Agent and, if no further payment falls to be made in respect of the relevant Notes, surrender of such Global Note to or to the order of the Principal Paying Agent or such other Paying Agent as shall have been notified to the relevant Noteholders for such

purpose. A record of each payment so made will be endorsed in the appropriate schedule to the relevant Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the relevant Notes.

- *Notices.* So long as any Notes are evidenced by a Global Note and such Global Note is held by or on behalf of a clearing system, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled account holders in substitution for delivery thereof as required by the Terms and Conditions of such Notes provided that for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notices will also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*).

- *Meetings.* The holder of each Global Note will be treated as being one person for the purposes of any quorum requirements of, or the right to demand a poll at, a meeting of Noteholders and in any such meeting as having one vote in respect of Notes for which the relevant Global Note may be exchangeable.

- *Trustee Powers.* In considering the interests of Noteholders while the Global Notes are held on behalf of a clearing system, the Trustee, to the extent it considers it appropriate to do so in the circumstances, may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to each Global Note and may consider such interests as if such accountholders were the holders of any Global Note.

- *Cancellation.* Cancellation of any Note required by the Terms and Conditions of the Notes to be cancelled will be effected by reduction in the principal amount of the applicable Global Note.

Exchange for Definitive Notes

Exchange

Each Global Note will be exchangeable, free of charge to the holder, in whole but not in part, for Notes in definitive form if: (i) a Global Note is held by or on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, by the holder giving notice to the Registrar or any Transfer Agent or (ii) if the Issuer would suffer a material disadvantage in respect of the Notes as a result of a change in the laws or regulations (taxation or otherwise) of any jurisdiction referred to in Condition 8 which would not be suffered were the Notes in definitive form and a notice to such effect signed by two directors of the Issuer or by any person(s) empowered by the board of directors of the Issuer to sign on behalf of the Issuer is delivered to the Trustee, by the Issuer giving notice to the Registrar or the Transfer Agent and the Noteholders of its intention to exchange the relevant Global Note for Definitive Notes on or after the Exchange Date (as defined below) specified in the notice.

The Registrar will not register the transfer of, or exchange of interests in, a Global Note for Definitive Notes for a period of 15 calendar days ending on the date for any payment of principal or interest in respect of the Notes.

"Exchange Date" means a day falling not later than 90 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Registrar or the Transfer Agent is located.

Delivery

In such circumstances, the relevant Global Note shall be exchanged in full for Definitive Notes and the Issuer will, at the cost of the Borrower (but against such indemnity as the Registrar or any relevant Transfer Agent may require in respect of any tax or other duty of whatever nature which may be levied or imposed in connection with such exchange), cause sufficient Definitive Notes to be executed and delivered to the Registrar for completion, authentication and dispatch to the relevant Noteholders. A person having an interest in a Global Note must provide the Registrar with (a) a written order containing instructions and such other information as the Issuer and the Registrar may require to complete, execute and deliver such Notes and (b) in the case of a Rule

144A Global Note only, a fully completed, signed certification substantially to the effect that the exchanging holder is not transferring its interest at the time of such exchange or, in the case of simultaneous sale pursuant to Rule 144A, a certification that the transfer is being made in compliance with the provisions of Rule 144A to a QIB that is also a QP. Definitive Notes issued in exchange for a beneficial interest in a Rule 144A Global Note shall bear the legend applicable to transfers pursuant to Rule 144A, as set out under "Transfer Restrictions."

Legends

The holder of a Definitive Note may transfer the Notes evidenced thereby in whole or in part in the applicable minimum denomination by surrendering it at the specified office of the Registrar or any Transfer Agent, together with the completed form of transfer thereon. Upon the transfer, exchange or replacement of a Rule 144A Definitive Note bearing the legend referred to under "Transfer Restrictions," or upon specific request for removal of the legend on a Rule 144A Definitive Note, the Issuer will deliver only Rule 144A Definitive Notes that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to the Issuer and the Registrar such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by the Issuer that neither the legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act and the Investment Company Act.

Book-Entry Procedures for the Global Notes

For each Series of Notes evidenced by both a Regulation S Global Note and a Rule 144A Global Note, custodial and depository links are to be established between DTC, Euroclear and Clearstream, Luxembourg to facilitate the initial issue of the Notes and cross-market transfers of the Notes associated with secondary market trading. See "—Book Entry—Ownership—Settlement and Transfer of Notes."

Euroclear and Clearstream, Luxembourg

Euroclear and Clearstream, Luxembourg each hold securities for their customers and facilitate the clearance and settlement of securities transactions through electronic book-entry transfer between their respective accountholders. Indirect access to Euroclear and Clearstream, Luxembourg is available to other institutions which clear through or maintain a custodial relationship with an accountholder of either system. Euroclear and Clearstream, Luxembourg provide various services including safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective customers may settle trades with each other. Their customers are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Investors may hold their interests in such Global Notes directly through Euroclear or Clearstream, Luxembourg if they are accountholders ("Direct Participants") or indirectly ("Indirect Participants" and together with Direct Participants, "Participants") through organisations which are accountholders therein.

DTC

DTC has advised the Issuer as follows: DTC is a limited purpose trust company organised under the laws of the State of New York, a "banking organization" under the laws of the State of New York, a member of the U.S. Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial code and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic computerised book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to DTC is available to others, such as banks, securities brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC Direct Participant, either directly or indirectly.

Investors may hold their interests in Rule 144A Global Notes directly through DTC if they are Direct Participants in the DTC system, or as Indirect Participants through organisations which are Direct Participants in such system.

DTC has advised the Issuer that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Direct Participants and only in respect of such portion of the aggregate principal amount of the relevant Rule 144A Global Notes as to which such Participant or Participants has or have given such direction. However, in the circumstances described under "Exchange for Definitive Notes," DTC will surrender the relevant Rule 144A Global Notes for exchange for individual Rule 144A Definitive Notes (which will bear the legend applicable to transfers pursuant to Rule 144A).

Book-Entry Ownership

Euroclear and Clearstream, Luxembourg

The Regulation S Global Note representing Regulation S Notes of any Series will have an ISIN and a Common Code and will be registered in the name of a nominee for, and deposited with a common depositary on behalf of, Euroclear and Clearstream, Luxembourg.

DTC

The Rule 144A Global Note representing Rule 144A Notes of any Series will have a CUSIP number and will be deposited with a custodian (the "Custodian") for and registered in the name of Cede & Co. as nominee of, DTC. The Custodian and DTC will electronically record the principal amount of the Notes held within the DTC System.

Relationship of Participants with Clearing Systems

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or DTC as the holder of a Note evidenced by a Global Note must look solely to Euroclear, Clearstream, Luxembourg or DTC (as the case may be) for his share of each payment made by the Issuer to the holder of such Global Note and in relation to all other rights arising under the Global Note, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg or DTC (as the case may be). The Issuer expects that, upon receipt of any payment in respect of Notes evidenced by a Global Note, the common depositary by whom such Note is held, or nominee in whose name it is registered, will immediately credit the relevant participants' or accountholders' accounts in the relevant clearing system with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Global Note as shown on the records of the relevant clearing system or its nominee. The Issuer also expects that payments by Direct Participants in any clearing system to owners of beneficial interests in any Global Note held through such Direct Participants in any clearing system will be governed by standing instructions and customary practices. Save as aforesaid, such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are evidenced by such Global Note and the obligations of the Issuer will be discharged by payment to the registered holder, as the case may be, of such Global Note in respect of each amount so paid. None of the Issuer, the Trustee or any Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in any Global Note or for maintaining, supervising or reviewing any records relating to such ownership interests.

Settlement and Transfer of Notes

Subject to the rules and procedures of each applicable clearing system, purchases of Notes held within a clearing system must be made by or through Direct Participants, which will receive a credit for such Notes on the clearing system's records. The ownership interest of each actual purchaser of each such Note (the "Beneficial Owner") will in turn be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from any clearing system of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction.

Transfers of ownership interests in Notes held within the clearing system will be affected by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in such Notes, unless and until interests in any Global Note held within a clearing system are exchanged for Definitive Notes.

No clearing system has knowledge of the actual Beneficial Owners of the Notes held within such clearing system and their records will reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by the clearing systems to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

The laws of some jurisdictions may require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a Global Note to such persons may be limited. Because DTC can only act on behalf of Direct Participants, who in turn act on behalf of Indirect Participants, the ability of a person having an interest in a Rule 144A Global Note to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by a lack of physical certificate in respect of such interest.

Trading between Euroclear and/or Clearstream, Luxembourg Participants

Secondary market sales of book-entry interests in the Notes held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the Notes held through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds.

Trading between DTC Participants

Secondary market sales of book-entry interests in the Notes between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to United States corporate debt obligations in DTC's Same-Day Funds Settlement ("SDFS") system in same-day funds, if payment is effected in U.S. Dollars, or free of payment, if payment is not effected in U.S. Dollars. Where payment is not effected in U.S. Dollars, separate payment arrangements outside DTC are required to be made between the DTC participants.

Trading between DTC seller and Euroclear/Clearstream, Luxembourg purchaser

When book-entry interests in Notes are to be transferred from the account of a DTC participant holding a beneficial interest in a Rule 144A Global Note to the account of a Euroclear or Clearstream, Luxembourg accountholder wishing to purchase a beneficial interest in a Regulation S Global Note (subject to the certification procedures provided in the Paying Agency Agreement), the DTC participant will deliver instructions for delivery to the relevant Euroclear or Clearstream, Luxembourg accountholder to DTC by 12 noon, New York time, on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg participant. On the settlement date, the custodian of the Rule 144A Global Note will instruct the Registrar to (i) decrease the amount of Notes registered in the name of Cede & Co. and evidenced by the Rule 144A Global Note of the relevant class and (ii) increase the amount of Notes registered in the name of the nominee of the common depositary for Euroclear and Clearstream, Luxembourg and evidenced by the Regulation S Global Note. Book-entry interests will be delivered free of payment to Euroclear or Clearstream, Luxembourg, as the case may be, for credit to the relevant accountholder on the first business day following the settlement date.

Trading between Euroclear/Clearstream, Luxembourg seller and DTC purchaser

When book-entry interests in the Notes are to be transferred from the account of a Euroclear or Clearstream, Luxembourg accountholder to the account of a DTC participant wishing to purchase a beneficial interest in a Rule 144A Global Note (subject to the certification procedures provided in the Paying Agency Agreement), the Euroclear or Clearstream, Luxembourg participant must send to Euroclear or Clearstream, Luxembourg delivery free of payment instructions by 7:45 p.m., Brussels or Luxembourg time, one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg, as the case may be, will in turn transmit appropriate instructions to the common depositary for Euroclear and Clearstream, Luxembourg and the Registrar to arrange delivery to the DTC participant on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg accountholder, as the case may be. On the settlement date, the common depositary for Euroclear and Clearstream, Luxembourg will (a) transmit

appropriate instructions to the custodian of the Rule 144A Global Note who will in turn deliver such book-entry interests in the Notes free of payment to the relevant account of the DTC participant and (b) instruct the Registrar to (i) decrease the amount of Notes registered in the name of the nominee of the common depositary for Euroclear and Clearstream, Luxembourg and evidenced by a Regulation S Global Note; and (ii) increase the amount of Notes registered in the name of Cede & Co. and evidenced by a Rule 144A Global Note.

Although Euroclear, Clearstream, Luxembourg and DTC have agreed to the foregoing procedures in order to facilitate transfers of beneficial interest in Global Notes among participants and accountholders of Euroclear, Clearstream, Luxembourg and DTC, they are under no obligation to perform or continue to perform such procedure, and such procedures may be discontinued at any time. None of the Issuer, the Trustee or any Agent will have the responsibility for the performance by Euroclear, Clearstream, Luxembourg or DTC or their respective Direct or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Pre-issue Trades Settlement

It is expected that delivery of Notes will be made against payment therefor on the Closing Date thereof, which could be more than three business days following the date of pricing. Under Rule 15c6-1 under the Exchange Act, trades in the United States secondary market generally are required to settle within three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes in the United States on the date of pricing or the next succeeding business days until three days prior to the relevant Closing Date will be required, by virtue of the fact the Notes initially will settle beyond T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Settlement procedures in other countries will vary. Purchasers of Notes may be affected by such local settlement practices, and purchasers of Notes between the relevant date of pricing and the relevant Closing Date should consult their own advisors.

SUBSCRIPTION AND SALE

Summary of Dealer Agreement

Subject to the terms and on the conditions contained in a Dealer Agreement dated September 22, 2003 (the "Dealer Agreement") between the Issuer, Gazprom, the Permanent Dealers and the Arrangers, the Notes will be offered from time to time by the Issuer to the Permanent Dealers or such other Dealers as may be appointed from time to time in respect of any Series of Notes pursuant to the Dealer Agreement. Any agreement for the sale of Notes will, *inter alia*, make provision for the form and terms and conditions of the relevant Notes, whether the placement of the Notes is underwritten or sold on an agency basis only, the price at which such Notes will be purchased by the Dealers and the commissions or other agreed deductibles (if any) which are payable or allowable by the Issuer in respect of such purchase and the form of any indemnity to the Dealers against certain liabilities in connection with the offer and sale of the relevant Notes. The Notes may be resold at prevailing market prices, or at prices related thereto, at the time of such resale, as determined by the Relevant Dealer. The Dealer Agreement also provides for Notes to be issued in syndicated Series that may be jointly and severally underwritten by two or more Dealers.

Each of the Issuer and Gazprom has agreed to indemnify the Dealers against certain losses, as set out in the Dealer Agreement. The Dealer Agreement entitles the Dealers to terminate any agreement that they make to subscribe for the Notes in certain circumstances prior to payment for such Notes being made to the Issuer.

Selling Restrictions

United States

The Notes and the corresponding Loans have not been and will not be registered under the Securities Act, the securities laws of any State or other jurisdiction of the United States or the securities laws of any other jurisdiction. Each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, that:

- the Notes may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from the registration requirements of the Securities Act or in transactions not subject to those registration requirements; and
- except as permitted by the Dealer Agreement it will not offer or sell the Notes of any Series (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution of the Series of which such Notes are a part, as determined and certified to the Principal Paying Agent by such Dealer (or, in the case of such Series of Notes sold to or through more than one Dealer on a syndicated basis, by any Dealer acting as lead manager), within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each Dealer to which it sells Notes (other than a sale pursuant to Rule 144A) during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons.

Terms used in this section have the meanings given to them by Regulation S.

Notes offered and sold outside the United States to non-U.S. persons may be sold in reliance on Regulation S. The Dealer Agreement provides that the Dealers may directly or through their respective U.S. broker-dealer affiliates arrange for the offer and resale of Notes within the United States only to persons whom they reasonably believe are QIBs and QPs who can represent that (a) they are QPs who are QIBs within the meaning of Rule 144A; (b) they are not broker-dealers who own and invest on a discretionary basis less than U.S.$25 million in securities of unaffiliated issuers; (c) they are not a participant-directed employee plan, such as a 401(k) plan; (d) they are acting for their own account, or the account of another QIB who is a QP; (e) they are not formed for the purpose of investing in the Issuer; (f) each account for which they are purchasing will hold and transfer at least U.S.$100,000 in principal amount of Notes at any time; and (g) they will provide notice of the transfer restrictions set forth in this offering circular to any subsequent transferees.

In addition, until 40 days after commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by a dealer that is not participating in the offering of such Series of Notes may violate the registration requirements of the Securities Act, if such offer or sale is made otherwise than in accordance with Rule 144A.

This Offering Circular has been prepared by the Issuer for use in connection with the offer and sale of the Notes outside the United States, the resale of the Notes in the United States and for the listing of Notes on the Luxembourg Stock Exchange. The Issuer and the Dealers reserve the right to reject any offer to purchase the Notes, in whole or in part, for any reason. This Offering Circular does not constitute an offer to any person in the United States or to any U.S. person other than any QIB who is also a QP and to whom an offer has

been made directly by one of the Dealers or its U.S. broker-affiliate. Distribution of this Offering Circular by any non-U.S. person outside the United States or by any QIB/QP in the United States to any U.S. person or to any other person within the United States, other than any QIB/QP and those persons, if any, retained to advise such non-U.S. person or QIB/QP with respect thereto, is unauthorized and any disclosure without the prior written consent of the Issuer of any of its contents to any such U.S. person or other person within the United States, other than any QIB/QP and those persons, if any, retained to advise such non-U.S. person or QIB/QP, is prohibited.

United Kingdom

Each Dealer has represented and agreed that (i) in relation to any Notes which have a maturity of one year or more, it has not offered or sold and prior to the expiry of the period of six months from the Issue Date thereof will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended), (ii) in relation to any Notes which have a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer, (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer, and (iv) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Russian Federation

Each Dealer has represented and agreed that it has not offered or sold or otherwise transferred and will not offer or sell or otherwise transfer as part of their initial distribution or at any time thereafter any Notes to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation unless and to the extent otherwise permitted under Russian law.

Luxembourg

Each Dealer has represented and agreed that no public offerings or sales of the Notes or any distribution of any offering material relating to the Notes will or may be made in or from Luxembourg, except for the Notes in respect of which the requirements of Luxembourg law concerning public offerings of securities in Luxembourg have been fulfilled. A listing on the Luxembourg Stock Exchange of the Notes does not necessarily imply that a public offering in Luxembourg has been authorized.

Republic of Italy

Each Dealer has represented to and agreed with the Issuer, Gazprom and each other Dealer that offers of Notes in the Republic of Italy ("Italy") have not been and will not be registered with the *Commissione Nazionale per le Società e la Borsa* ("CONSOB") pursuant to Italian securities legislation and, accordingly, that it has not offered, and will not offer, any Notes in Italy in a solicitation to the public at large (*sollecitazione all'investimento*) within the meaning of Article 1, paragraph 1, letter (t) of Legislative Decree no. 58 of 24 February 1998, that such Notes shall not be placed, sold and/or offered, either in primary or in the secondary market, to individuals resident in Italy and that sales of Notes in Italy will only be:

- negotiated on an individual basis with "Professional Investors" (*operatori qualificati*), as defined under Article 31, paragraph 2, of CONSOB Regulation no. 11522 of 1 July 1998, as amended;
- effected in compliance with Article 129 of the Legislative Decree no. 385 of 1 September 1993 and the implementing instructions of the Bank of Italy, pursuant to which the issue or offer of securities in Italy is subject to prior notification to the Bank of Italy, unless an exemption, depending inter alia on the amount of the issue and the characteristics of the securities, applies;

- effected in accordance with any other Italian securities, tax and exchange control and other applicable laws and regulations and any other applicable requirement or limitation which may be imposed by CONSOB or the Bank of Italy; and
- made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the relevant provisions of Italian law.

Where Notes of any Series are intended for distribution in the Republic of Italy, the minimum denomination of any such Series should be €100,000 or equivalent and integral multiples of €1,000 thereafter, unless otherwise agreed with the Bank of Italy.

General

Each Dealer has agreed that it has, to the best of its knowledge and belief, complied and will comply with applicable laws and regulations in each jurisdiction in which they offer, sell or deliver Notes or distribute this Offering Circular (and any amendments thereof and supplements thereto) or any other offering or publicity material relating to the Notes, the Issuer or Gazprom.

These selling restrictions may be modified by the agreement of the Issuer, Gazprom and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the Pricing Supplement issued in respect of the issue of Notes to which it relates or in a supplement to this Offering Circular.

TAXATION

Prospective purchasers of the Notes are advised to consult their own tax advisors as to the consequences under the tax laws of the country of which they are residents of a purchase of Notes, including, but not limited to, the consequences of the receipt of interest and the sale or redemption of Notes. The following is a general description of certain tax laws relating to each Series of Notes and the corresponding Loan as in effect on the date hereof and does not purport to be a comprehensive discussion of the tax treatment of the Notes.

Russian Federation

The following is a summary of certain Russian tax considerations relevant to the purchase, ownership and disposition of Notes by non-resident holders, including information regarding the taxation of payments on any corresponding Loan. The summary is based on the laws of Russia in effect on the date of this Offering Circular. The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by regions, municipalities or other non-federal level authorities of Russia, nor does the summary seek to address the availability of double tax treaty relief in respect of the Notes, or practical difficulties involved in obtaining such double tax treaty relief.

Prospective investors should consult their own tax advisors regarding the tax consequences of investing in the Notes in their own particular circumstances. No representation with respect to the Russian tax consequences to any particular holder is made hereby.

Many aspects of Russian tax law are subject to significant uncertainty. Further, the substantive provisions of Russian tax law applicable to financial instruments may be subject to more rapid and unpredictable change and inconsistency than in jurisdictions with more developed capital markets. In this regard, the interpretation and application of such provisions will in practice rest substantially with local tax inspectorates.

For the purposes of this summary, a "non-resident holder" means a physical person actually present in Russia for an aggregate period of less than 183 days in a given calendar year or a legal person or organisation in each case not organised under Russian law which holds and disposes of the Notes otherwise than through its permanent establishment in Russia.

The Russian tax treatment of interest payments made by Gazprom to the Issuer under any Loan Agreement may affect the holders of the Notes. See "Taxation of the Loan" below.

Taxation of the Notes

A non-resident holder will not be subject to any Russian taxes in respect of interest payments on the Notes received from the Issuer.

A non-resident holder also generally should not be subject to any Russian taxes in respect of a redemption, sale or other disposition of the Notes outside of Russia, provided that the proceeds of such disposition are not received from a source within Russia.

In the event that proceeds of a disposition of Notes are received from a source within Russia, a non-resident holder that is a legal person or organisation should not be subject to any Russian taxation in respect of the proceeds, provided that no portion thereof is attributable to accrued interest. There is some residual uncertainty regarding the treatment of the portion of such proceeds, if any, that is attributable to accrued interest, and such portion may be taxed at a rate of 20%, even if the disposal results in a capital loss. Non-resident holders that are legal persons or organisations should consult their own tax advisors with respect to this possibility.

A non-resident holder who is a physical person will generally be subject to tax at a rate of 30%, subject to any available double tax treaty relief, in respect of gain from a disposition of Notes if the proceeds are received from a source within Russia. In this regard, if the Notes are disposed of in Russia, the proceeds of such disposition are likely to be regarded as received from a Russian source. In certain circumstances, if the disposal proceeds are payable by a Russian organisation, individual entrepreneur or a Russian permanent establishment of a foreign organisation, the payer may be required to withhold this tax. In such a situation, there is a risk that the taxable base may be affected by changes in the exchange rates between the currency of acquisition of the Notes, the currency of sale and Roubles. Non-resident holders who are physical persons should consult their own tax advisors with respect to this possibility.

Taxation of the Loan

In general, payments of interest on borrowed funds by a Russian entity to a non-resident legal person are subject to Russian withholding tax at the rate of 20%, absent reduction or elimination pursuant to the terms of an applicable double tax treaty. Based on professional advice it has received, Gazprom believes that payments of interest on any Loan should not be subject to withholding tax under the terms of the double tax treaty between Russia and Luxembourg. However, there can be no assurance that such relief will be obtained. In addition, if interest under such Loan becomes payable to the Trustee pursuant to the Trust Deed, any benefit of the double tax treaty between Russia and Luxembourg will cease and payments of interest could be subject to Russian withholding tax.

If payments under any Loan are subject to any withholding of Russian tax (as a result of which the Issuer would reduce payments under the relevant Series of Notes in the amount of such withholding), Gazprom is obliged (subject to certain conditions) to increase payments as may be necessary so that the net payments received by the Noteholders will be equal to the amounts they would have received in the absence of such withholding. It should be noted, however, that gross-up provisions may not be enforceable under Russian law. If Gazprom is obliged to increase payments, it may, subject to certain conditions, prepay such Loan in full. In such case, all outstanding Notes would be redeemable at par with accrued interest.

No VAT will be payable in Russia in respect of any Loan.

European Union

The Council of the European Union has adopted a new directive regarding the taxation of savings income on June 3, 2003. Subject to a number of important conditions being met, Member States will be required from January 1, 2005 to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for the benefit of an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments.

Luxembourg

Taxation of the Notes

Withholding Tax

Under Luxembourg tax laws currently in effect, there is no withholding tax for resident and non-resident Noteholders on payments of principal or interest on, or on accrued but unpaid interest on, nor is any Luxembourg withholding tax payable on payments received upon redemption, repurchase, or exchange of, the Notes.

Taxes on Income and Capital Gains

Noteholders will not become residents or be deemed to be resident in Luxembourg by reason only of the holding of the Notes or of the execution, performance, delivery and/or enforcement of the Notes.

Noteholders who are non-residents of Luxembourg and who do not hold the Notes through a permanent establishment in Luxembourg are not liable to Luxembourg income tax on (i) payments of principal or interest, (ii) accrued but unpaid interest, (iii) payments received upon redemption, repurchase or exchange of the Notes, or (iv) capital gains on the sale of any Notes.

Noteholders who are residents of Luxembourg and who are fully taxable, or non-resident Noteholders who have a permanent establishment in Luxembourg with which the holding of the Notes is connected, must for income tax purposes include any interest received in their taxable income. They will not be liable for any Luxembourg income tax on repayment of principal.

Individual Luxembourg resident Noteholders are not subject to taxation on capital gains upon the disposal of the Notes, unless the disposal of the Notes precedes the acquisition of the Notes, or the Notes are disposed of within six months of the date of acquisition of these Notes. Upon a repurchase, redemption or exchange of the Notes, individual Luxembourg resident Noteholders must, however, include the portion of the repurchase, redemption or exchange price corresponding to accrued but unpaid interest in their taxable income.

A corporate entity, or "*société de capitaux*," which is a Luxembourg resident Noteholder, or a foreign entity of the same type which has a Luxembourg permanent establishment, will need to include in its taxable income the difference between the sale, repurchase, redemption or exchange price (including accrued but unpaid interest) and the lower of cost or book value of the Notes sold, repurchased, redeemed or exchanged. These Noteholders should not be liable for any Luxembourg income tax on repayment of principal upon repurchase, redemption or exchange of the Notes.

Other Taxes

There is no Luxembourg registration tax, stamp duty or any other similar tax or duty payable in Luxembourg by a Noteholder as a consequence of the issuance of the Notes, nor will any of these taxes be payable as a consequence of a subsequent transfer or redemption or repurchase of the Notes. Proceedings in a Luxembourg court or the presentation of documents relating to the Notes, other than the Notes themselves, to an "*autorité constituée*" may require registration of the documents, in which case the documents will be subject to registration duties depending on the nature of the documents. In particular, a loan agreement not represented by the Notes will be subject to an ad valorem registration of 0.24% of the amounts mentioned therein.

No gift, estate or inheritance taxes are levied on the transfer of the Notes upon the death of a Noteholder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes.

Luxembourg net wealth tax will not be levied on a Noteholder, unless (i) such Noteholder is or is deemed to be resident in Luxembourg for the purpose of the relevant legal provisions; or (ii) the Notes are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the Notes or in respect of the payment of interest or principal under the Notes or the transfer of the Notes. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to the Issuer if, for Luxembourg value added tax purposes, such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg value added tax does not apply with respect to such services.

Taxation of the Loan

The Issuer, receiving the interest paid on the Loan by Gazprom, as a Luxembourg resident company, will be considered to be a resident taxpayer in Luxembourg for the purposes of the application of the double tax treaty concluded by Luxembourg and Russia.

FORM OF PRICING SUPPLEMENT

The form of Pricing Supplement that will be issued in respect of each Series, subject only to the deletion of non-applicable provisions, is set out below:

Pricing Supplement dated ●

Open Joint Stock Company GAZPROM

Issue of [Aggregate Principal Amount of Series] [Title of Loan Participation Notes]
by Gaz Capital S.A.
for the purpose of financing a Loan to Open Joint Stock Company GAZPROM
under a **U.S.$ 5,000,000,000 Programme for the Issuance of Loan Participation Notes**

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 22 September 2003 [and the supplemental Offering Circular dated ●]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular [as so supplemented].

[The following alternative language applies if the first Series of an issue which is being increased was issued under an Offering Circular with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular dated 22 September 2003. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Offering Circular dated [current date] [and the supplemental Offering Circular dated ●], save in respect of the Conditions which are extracted from the Offering Circular dated 22 September 2003 and are attached hereto.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.*]

1	(i) Issuer:	Gaz Capital S.A.
	(ii) Borrower:	Open Joint Stock Company GAZPROM
2	Series Number:	●
	[(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)	●]
3	Specified Currency:	●
4	Aggregate Principal Amount:	●
5	(i) Issue Price:	● per cent. of the Aggregate Principal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii) [Net proceeds:	● (*Required only for listed issues*)]
6	Specified Denominations:	●*
		●

* Notes (including Notes denominated in sterling) in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom or whose issue otherwise constitutes a contravention of section 19 of the FSMA and which have a maturity of less than one year must have a minimum redemption value of £100,000 (or its equivalent in other currencies).

7	(i) Issue Date:	●
	(ii) Interest Commencement Date:	●
8	Maturity Date:	[*specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*]
9	Interest Basis:	[● per cent. Fixed Rate] [Floating Rate] (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12	Status and Form of the Notes:	Senior, Registered
13	Listing:	[Luxembourg/Other (*specify*)/None]
14	Method of distribution:	[Syndicated/Non-syndicated]
15	Financial Centres (Condition 7):	●
16	Loan:	●

PROVISIONS RELATING TO INTEREST PAYABLE UNDER THE LOAN

17	Fixed Rate Note Provisions:	[Applicable/Not Applicable] (*if not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate [(s)] of Interest:	● per cent. per annum payable [annually/semi-annually] in arrear
	(ii) Interest Payment Date(s):	● in each year [adjusted in accordance with [specify Business Day convention and any applicable Business Centre(s) for the definition of "Business Day"]/not adjusted]
	(iii) Fixed Coupon Amount [(s)]:	● per ● in principal amount
	(iv) Broken Amount:	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount [(s)] and the Interest Payment Date(s) to which they relate*]
	(v) Day Count Fraction (Condition 5):	● (*Day count fraction should be Actual/Actual-ISMA for all fixed rate issues other than those denominated in U.S. dollars, unless the client requests otherwise*)
	(vi) Determination Date(s) (Condition 5):	● in each year. *[Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon]***
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]

** Only to be completed for an issue where Day Count Fraction is Actual/Actual-ISMA

18	Floating Rate Note Provisions:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Interest Period(s):	●
	(ii) Specified Interest Payment Dates:	●
	(iii) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day/Convention/other (*give details*)]
	(iv) Business Centre(s)	●
	(v) Manner in which the Rate(s) of Interest is/ are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
	(vi) Interest Period Date(s):	[Not Applicable/*specify dates*]
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	●
	(viii) Screen Rate Determination:	As set out in the attached Loan Supplement
	(ix) ISDA Determination:	As set out in the attached Loan Supplement
	(x) Margin(s):	[+/-] ● per cent. per annum
	(xi) Minimum Rate of Interest:	● per cent. per annum
	(xii) Maximum Rate of Interest:	● per cent. per annum
	(xiii) Day Count Fraction (Condition 5):	●
	(xiv) Rate Multiplier:	●
	(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Loans, if different from those set out in the Conditions:	●

PROVISIONS RELATING TO REDEMPTION

19	Final Redemption Amount of each Note:	● per Note of ● specified denomination/Other]
20	Early Redemption Amount(s) of each Note payable if the Loan should become repayable under the Loan Agreement prior to the Maturity Date:	[Principal Amount/Other]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

21	Other terms or special conditions:[1]	[Not Applicable/*give details*]

DISTRIBUTION

22	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Agent (if any):	[Not Applicable/*give name*]
	(iii) Dealer's Commission:	●
23	If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
24	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

25	ISIN Code:	•
26	Common Code:	•
27	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
28	The Agents appointed in respect of the Notes are:	•

GENERAL

29	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 10:	[Not Applicable/*give details*]
30	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of •, producing a sum of (for Notes not denominated in U.S. dollars):	[Not Applicable/U.S.$•]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the U.S.$5,000,000,000 Programme for the Issuance of Loan Participation Notes of Gazprom.]

[STABILISING

In connection with this issue, [*insert name of Stabilising Agent*] (the "Stabilising Agent") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.]

[MATERIAL ADVERSE CHANGE STATEMENT

[Except as disclosed in this document, there/There][2] has been no significant change in the financial or trading position of the Issuer, Gazprom or of the Group since [*insert date of last audited accounts or interim accounts (if later)*] and no material adverse change in the financial position or prospects of the Issuer, Gazprom or of the Group since [*insert date of last published annual accounts.*]]

RESPONSIBILITY

The Issuer and Gazprom accept responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular [and the supplemental Offering Circular] referred to above, contains all information that is material in the context of the issue of the Notes.

Signed on behalf of the Issuer:	Signed on behalf of Gazprom:
By: ______________________	By: ______________________
Duly authorised	Duly authorised
By: ______________________	By: ______________________
Duly authorised	Duly authorised

1. If full terms and conditions are to be used, please add the following here:

   "The full text of the Conditions which apply to the Notes [and which will be endorsed on the Notes in definitive form] are set out in [the Annex hereto], which Conditions replace in their entirety those appearing in the Offering Circular for the purposes of these Notes and such Conditions will prevail over any other provision to the contrary."

   The first set of bracketed words is to be deleted where there is a permanent global Note instead of Notes in definitive form. The full Conditions should be attached to and form part of the pricing supplement.

2. If any change is disclosed in the Pricing Supplement, it will require approval by the Luxembourg Stock Exchange. Consideration should be given as to whether or not such disclosure should be made by means of a supplemental Offering Circular rather than in a Pricing Supplement.

[THE FINAL FORM OF LOAN SUPPLEMENT WILL BE ATTACHED]

GENERAL INFORMATION

(1) Gazprom and the Issuer will obtain all necessary consents, approvals and authorizations in Russia and Luxembourg in connection with any Loan and the issue and performance of the corresponding Series of Notes.

(2) In connection with the application to list the Notes issued under the Programme on the Luxembourg Stock Exchange, a legal notice relating to the issue of the Notes and copies of the Articles of Association of the Issuer will be deposited with the Register of Commerce and Companies in Luxembourg where such documents may be examined and copies obtained.

(3) The Luxembourg Stock Exchange has allocated the number 12887 to the Programme for listing purposes.

(4) No consents, approvals, authorizations or orders of any regulatory authorities are required by the Issuer under the laws of Luxembourg for the maintaining of any Loan or for the issue and performance of the corresponding Series of Notes.

(5) Except as disclosed in this Offering Circular, there has been no significant change in the financial or trading position or prospects of Gazprom or the Group since December 31, 2002 and no material adverse change in the financial or trading position or prospects of Gazprom or of the Group since December 31, 2002.

(6) Except as disclosed in this Offering Circular, neither Gazprom nor any of its subsidiaries is involved in any litigation or arbitration proceedings relating to claims or amounts that are material in the context of the issue of the Notes nor, so far as Gazprom is aware, is any such litigation or arbitration pending or threatened.

(7) For so long as any Series of Notes is outstanding, copies in English of the latest annual report and consolidated annual accounts of Gazprom and the latest interim consolidated unaudited accounts of Gazprom prepared according to IFRS and the latest consolidated and unconsolidated audited annual accounts of Gazprom prepared according to Russian Accounting Regulations may be obtained free of charge, and copies of the Trust Deed in respect of the Notes (including the forms of the Global Notes and Definitive Notes), the Paying Agency Agreement and the relevant Loan Agreement will be available for inspection, at the specified offices of the Trustee and the Paying Agent in Luxembourg during normal business hours.

(8) Gazprom publishes interim consolidated unaudited condensed financial statements, prepared in accordance with IAS 34, for the three month period ended March 31, the six-month period ended June 30 and for the nine-month period ended September 30 in each year. Gazprom does not publish audited or unaudited interim or year-end consolidated or non-consolidated financial statements prepared in accordance with U.S. GAAP.

(9) Certain information with respect to Gazprom's natural gas, gas condensate and crude oil reserves associated with Gazprom's natural gas, gas condensate and crude oil properties is derived from the reports of DeGolyer and MacNaughton, an internationally recognized firm of independent reservoir engineers, dated December 31, 2002, and has been included herein upon the authority of said firm as experts with respect to the matters covered by such report and in giving such report.

(10) Each of Gazprom and the Issuer has agreed that, for so long as any Notes are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, Gazprom or the Issuer will, during any period in which it is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, provide to any holder or beneficial owner of such restricted securities or to any prospective purchaser of such restricted securities designated by such holder or beneficial owner or to the Trustee for delivery to such holder, beneficial owner or prospective purchaser, in each case upon the request of such holder, beneficial owner, prospective purchaser or Trustee, the information required to be provided by Rule 144A(d)(4) under the Securities Act.

(11) The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. Rule 144A Notes, if issued, will be accepted for clearance through DTC. The Common Code and the International Securities Identification Number (ISIN) and (where applicable) the CUSIP number and the identification number for any other relevant clearing system for each Series of Notes will be set out in the relevant Pricing Supplement. In addition, application may be made to have Rule 144A Notes designated as eligible for trading in PORTAL, as specified in the applicable Pricing Supplement.

OVERVIEW OF THE RUSSIAN GAS INDUSTRY AND ITS REGULATION

The information set forth in this section is based on publicly available information.

General

The Russian natural gas industry developed during the Soviet era and expanded rapidly after the discovery in the 1960s of significant reserves in the exceptionally large natural gas fields of western Siberia. Russia experienced a profound crisis in the early 1990s as a result of the dissolution of the Soviet Union, suffering a decline in industrial production and GDP.

Between 1990 and 1999, the Government's policies on natural gas industry structure and prices kept demand for natural gas and natural gas production relatively stable in comparison to demand for other energy sources over the same period, such as oil and coal. Total natural gas production declined by only 7.6% over the period, whereas the production of oil and coal declined by 41.7% and 36.7%, respectively. Moreover there has been a shift away from the use of oil and coal in favor of natural gas over the period, primarily because domestic natural gas prices have been kept at a low level.

Since the dissolution of the Soviet Union, the oil and coal industries have been restructured into several regional enterprises whereas the natural gas industry (including production, refining, transportation and sales) has remained unified.

Classification of Reserves

Russian methods for calculating and classifying reserves differ from generally accepted practices in the United States and other countries. Reserves which are calculated using different methods cannot be accurately reconciled.

Categories of reserves and potential and forecasted oil and natural gas resources

Natural gas, gas condensate and oil reserves are categorized under the Russian reserves system based on their physical presence in a deposit. Explored reserves are represented by categories A, B and C1; preliminary estimated reserves are represented by category C2; potential resources are represented by category C3; and forecasted resources are represented by the categories D1 and D2. For a description of categories A, B and C1, see "Business—Reserves and Production."

Category C2 reserves are preliminary estimated reserves of a deposit calculated on the basis of geological and geophysical research of unexplored sections of deposits adjoining sections of a field containing reserves of higher categories and of untested deposits of explored fields. The shape, size, structure, level, reservoir types, content and characteristics of the hydrocarbon deposit are determined in general terms based on the results of the geological and geophysical exploration and information on the more fully explored portions of a deposit. Category C2 reserves are used to determine the development potential of a field and to plan geological, exploration and production activities.

Category C3 resources are prospective reserves prepared for the drilling of (i) traps within the oil-and-gas bearing area, delineated by geological and geophysical exploration methods tested for such area and (ii) the formation of explored fields which have not yet been exposed by drilling. The form, size and stratification conditions of the assumed deposit are estimated from the results of geological and geophysical research. The thickness, reservoir characteristics of the formations, the composition and the characteristics of hydrocarbons are assumed to be analogous to those for explored fields. Category C3 resources are used in the planning of prospecting and exploration work in areas known to contain other reserve bearing fields.

Category D1 resources are calculated based on the results of regional geological, geophysical and geochemical research and by analogy with explored fields within the region being evaluated. Category D1 resources are reserves in lithological and stratigraphic series that are evaluated within the boundaries of large regional structures confirmed to contain commercial reserves of oil and gas.

Category D2 resources are calculated using assumed parameters on the basis of general geological concepts and by analogy with other, better studied regions with explored oil and gas fields. Category D2 resources are reserves in lithological and stratigraphic series that are evaluated within the boundaries of large regional structures not yet confirmed to contain commercial reserves of oil and gas. The prospects for these series to prove to be oil-and-gas-bearing are evaluated based on geological, geophysical and geochemical research.

The evaluation of gas reserves in newly discovered natural gas or oil-and-gas deposits is carried out under the Russian reserves system using the volume method. The volume method determines the volume of reserves by examining the filtration and capacitive parameters of the deposit based on (i) the area of the deposit; (ii) the effective depth of hydrocarbon saturation; and (iii) the porousness of the deposit and the level of saturation of the hydrocarbons, taking into account thermobaric conditions.

The evaluation of natural gas reserves in deposits already under development is carried out under the Russian reserves system using both the volume method and the material balance method. The material balance method takes into account temporal changes in the effective reservoir pressure as a result of the extraction of the hydrocarbons and the resultant influx of water.

Russian Regulation

The Russian legal system's rapid evolution during the last ten years is particularly evident in the context of natural gas industry regulation. Below is a brief overview of some key aspects of the current regulatory regime for the natural gas industry.

The regulation of legal and economic relations in the Russian natural gas industry is based on the following legislation: the Constitution of the Russian Federation, the Civil Code, the Subsoil Resources Law, the Natural Monopoly Law, the Federal Law "On the Continental Shelf of the Russian Federation" No. 187-FZ dated November 30, 1995 and the Gas Supply Law. The most important recent piece of legislation is the Gas Supply Law which creates a regulatory framework for natural gas exploration, production, transportation, storage and supplies.

Under the Gas Supply Law, Russian federal authorities have jurisdiction over natural gas supplies, including, *inter alia*, the development and implementation of Government policy on natural gas supply; the regulation of strategic natural gas reserves; control over the industrial and environmental safety of the natural gas supply systems; and standardization and certification.

The Government (i) sets the projected natural gas production levels and the sales balance in Russia; (ii) determines the level of natural gas prices and natural gas transportation tariffs; (iii) regulates natural gas deliveries; (iv) sets procedures for providing independent organizations with access to the natural gas transportation and distribution networks; and (v) defines the categories of customers to whom natural gas deliveries cannot be restricted or suspended.

The Ministry of Energy is specifically responsible for the practical implementation of Government fuel and energy industry policy and the coordination of the activities of the federal executive bodies.

The Ministry of Natural Resources of the Russian Federation is responsible for regulating the exploration, use and protection of natural resources. It is the body that licenses the production and exploration of subsoil resources.

The Constitution of the Russian Federation stipulates that the use of subsoil is under the joint jurisdiction of the federal and regional authorities.

Under the Gas Supply Law, regional governing authorities have substantial power to regulate projects related to the exploration of oil and natural gas fields and the transportation and refining of oil and natural gas. In cooperation with the Ministry of Natural Resources, regional authorities grant licenses for the exploration and production of subsoil resources (except for subsoil plots located in Russia's internal waters, territorial seas or on its continental shelf which fall under exclusive federal jurisdiction). Regional authorities usually also have jurisdiction over land use, environmental, employee health and safety, social security and certain financial regulations. The relationship between the relevant federal, regional and local authorities, as well as between any one natural gas company and such authorities, has a significant impact on the conditions under which a natural gas company can operate in any particular region.

Subsoil Licensing

In 1992, the Subsoil Resources Law introduced a licensing system governing the study, exploration and production of natural resources from the subsoil in Russia. Until 1995, licenses for fields where exploration and production was already in process were granted without a tender offer. Licenses for new fields and subsoil plots, however, were awarded through auctions or tenders conducted by the governing body of the relevant regional government and the Ministry of Natural Resources. The most important criterion for granting the license at these auctions was the lump sum amount the bidder was prepared to pay for the right to use the subsoil, but technical, environmental, safety and national security factors were also taken into consideration.

In certain instances, such as upon the enactment of production sharing agreements between the development company, investors and regional and federal governments, the Subsoil Resources Law allows for licenses to be issued without a tender procedure.

Licensing agreements for subsoil use identify the terms and conditions for the use of the subsoil, the rights and obligations of the licensee and the manager of the subsoil plot and the level of payments. There are usually three parties to any licensing agreement: the regional authority of the region where the field is located, the Ministry of Natural Resources and the licensee.

There are several types of licenses applicable to the study, exploration and production of natural resources including: (i) licenses for geological exploration and assessment of the subsoil plot; (ii) licenses for the production of natural resources; and (iii) combined licenses for exploration, assessment and production of natural resources. Under the Subsoil Resources Law, licenses are granted for the term stipulated in the license. Prior to January 2000, exploration and assessment licenses could have a maximum term of five years, production licenses a maximum term of 20 years, and combined exploration, assessment and production licenses a maximum term of 25 years. After the enactment of amendments to the Subsoil Resources Law in January 2000, exploration and assessment licenses still may have a maximum term of five years; production licenses may have a short one-year term or a term of the expected operational life of the field based on a feasibility study report; and combined exploration, assessment and production licenses can also be issued for the term of the expected operational life of the field based on a feasibility study report. In practice, production licenses continue in many cases to be issued for 20 years and the combined exploration, assessment and production licenses for 25 years. Furthermore, in practice, while a license may be officially indexed as a production license, it may also authorize exploration and assessment activities. The Subsoil Resources Law allows the subsoil user to request an extension of the existing license in order to complete either the exploration of the field or the procedures necessary to vacate the land once the exploitation of the subsoil is complete, provided such user complies with the terms and conditions of the license. Indefinite term licenses are provided for the construction and operation of waste burial facilities, and underground storage facilities.

Licenses granted in accordance with the Subsoil Resources Law cannot be sold or transferred to another entity except in limited circumstances, such as to a spin-off company or a subsidiary in which the licensee has a 50% or greater share. Generally, a license cannot be held by more than one legal entity.

Under a licensing agreement, the licensee makes a number of commitments. For example, the licensee agrees to bring the field on stream by a certain date; to extract an agreed volume of natural resources each year; to keep environmental pollutants within specified limits; and to clean up environmental contamination. When the license expires, the licensee must return the relevant land, at its own expense, to a condition which is adequate for future use. The licensee can be fined or the license can be revoked in the event that it remains unused for a period of time, as a result of repeated or significant breaches of the law or the conditions of the license, upon the occurrence of a direct threat to the lives or health of people working or residing in an area where licensed activities are carried on, or upon the occurrence of *force majeure* events.

Although most of the conditions set out in a license are based on mandatory rules contained in Russian law, there are a number of provisions in a licensing agreement which are negotiated between the parties.

The holder of an exploration, assessment and production license is subject to a quarterly natural resources production tax, which for natural gas is calculated as a percentage of the value of the resources extracted. The Tax Code currently establishes a tax rate of 16.5% of the regulated price of gas per unit volume on natural gas production (a separate formula applies to oil and gas condensate production). The rate for the production of gas is to change to a fixed rate of RR107 per mcm of gas produced from January 1, 2004.

A holder of a license for exploration and assessment of hydrocarbons is to make quarterly payments for the use of the subsoil based on the total area of its allotment and a rate ranging from RR120 to RR360 per square

meter. Fees for combined exploration, assessment and production licenses are negotiated by the parties to each license.

These payments for subsoil are in addition to relevant tax obligations applicable to the license holder in accordance with general tax legislation.

The Unified Gas Supply System

The UGSS is defined by the Gas Supply Law as a centrally managed, technologically and economically regulated system of gas production, transportation, storage and supply.

Gazprom is currently the owner of the UGSS. Under the Gas Supply Law the owner of the UGSS has a number of responsibilities, including ensuring a reliable supply of natural gas within Russia; maintaining and developing the UGSS network; monitoring the function of UGSS facilities; ensuring the natural gas supply agreements entered into by Russia; procuring the use of equipment and processes for power-saving and environmental safety in the UGSS; ensuring industrial safety within the UGSS; and disaster management.

The Gas Supply Law does not permit the division of the UGSS or the liquidation of its owner without the consent of the Government. The Gas Supply Law also regulates the ownership of shares in the company which owns the UGSS. In particular, foreign persons and companies are not permitted to own more than 20% of the owner's issued ordinary shares and at least 35% of the owner's issued ordinary shares must be owned by the Government. The sale or any other transfer of title of such owner's shares can only be carried out if a federal law is issued permitting such sale or transfer.

Transportation and Supply of Gas

The relationship between natural gas suppliers and off-takers is governed by the Regulation on Natural Gas Supplies within the territory of the Russian Federation approved by Government Resolution No. 162 dated February 5, 1998.

A right of priority to enter into natural gas supply agreements is given to off-takers that purchase natural gas for the Government, utility, consumers and households, and to certain off-takers wishing to extend their existing natural gas supply agreements.

In accordance with Government Resolution No. 858 dated July 14, 1997, Gazprom is obliged to provide independent suppliers with access to its natural gas transportation system in Russia. This requirement is subject to the availability of spare capacity in the natural gas transportation system, natural gas from independent suppliers being of sufficient quality and the availability of connecting and branch pipelines to consumers.

In accordance with the Gas Supply Law, consumers are obliged to pay for natural gas supplies and transportation services. If consumers fail to make such payments, suppliers have the right to limit or suspend natural gas supplies to such consumers in accordance with specific procedures provided for by a number of Government resolutions. The Government of the Russian Federation has, however, issued a number of resolutions (e.g., Government Resolution No. 1 dated January 5, 1998 and Government Resolution No. 364 dated May 29, 2002) regulating the restriction or suspension of supplies to certain customers. These consumers include, *inter alia*, medical institutions, military units, nuclear plants, communication organizations and certain vital utilities.

Prices and Tariffs

Gas prices and transportation tariffs in Russia are regulated by the Natural Monopoly Law and the Gas Supply Law as well as by a number of supplemental Government resolutions. Government Resolution No. 1021 "On State Regulation of Gas Prices and Tariffs for Gas Transportation in the Territory of the Russian Federation" dated December 29, 2000, as amended ("Resolution No. 1021"), sets out the main provisions relating to natural gas prices and transportation tariffs.

The Federal Energy Commission of the Russian Federation ("FEC") regulates natural monopolies and establishes and regulates natural gas prices and tariffs. In accordance with Resolution No. 1021, the FEC establishes the level of:

- wholesale natural gas prices;

- tariffs for gas transportation services through trunk pipelines for independent organizations;
- tariffs for gas transportation through pipelines owned by independent gas transportation organizations;
- tariffs for gas transportation through supply networks; and
- payments for the supply and marketing services rendered by gas distribution companies to end-users.

Environmental Requirements

Environmental rules and standards are regulated by a number of Russian federal laws and regulations. The Laws on Environmental Protection are among the principal environmental laws. The 1991 Environmental Protection Law established a "pay-to-pollute" regime administered by the Ministry of Natural Resources and local authorities, and this regime was extended by the 2002 Environmental Protection Law. Fees are assessed for both pollution within the limits agreed on emissions and effluents and for pollution in excess of these limits. There are additional fines for certain other breaches of environmental regulations. The Environmental Protection Laws contain an obligation to make compensation payments to the budget for all environmental losses caused by pollution. In the event of a dispute concerning losses caused by breaches of environmental laws and regulations, the prosecutor's office or other authorized governmental bodies may bring suit, though there is no private right of action. Courts may impose clean-up obligations subject to the agreement of the parties in lieu of or in addition to imposing fines.

Exploration licenses and production licenses generally require certain environmental commitments. Although such commitments may be stringent in a particular license, the penalties for failing to comply and clean-up requirements are generally low.

Regulating the Activities of Natural Monopolies

The Natural Monopoly Law defines "natural monopoly" as a condition of the commodities market in which the demand for products is satisfied more effectively in the absence of competition and in which another product cannot readily be substituted for the monopoly product. The Natural Monopoly Law sets out, *inter alia*, a regime for the regulation of entities which have a natural monopoly over natural gas transportation. It has also established an authority (currently the FEC) which supervises:

- transactions involving the acquisition by a natural monopoly entity of title to (or the rights to use) assets where the value of such assets exceeds 10% of the natural monopoly entity's own capital (as calculated in accordance with its latest audited balance sheet). Such transactions may not be related to the industry of the natural monopoly entity;
- investments whose value exceeds 10% of the natural monopoly entity's own capital (as calculated in accordance with its latest audited balance sheet). Such investments may not be related to the industry of the natural monopoly entity; and
- sales, leases or other transactions, whereby the natural monopoly entity disposes of assets used in the industry that it monopolizes where the value of such assets exceeds 10% of the value of the natural monopoly entity's own capital (as calculated in accordance with its latest audited balance sheet).

The FEC can penalize a natural monopoly entity and insist that it take certain actions if the entity breaches the Natural Monopoly Law. The FEC may access information on a natural monopoly entity, whether it be held by such entity itself, Government bodies or local authorities.

The FEC's principal methods of regulating the activities of natural monopolies are:

- price regulation; and
- identifying consumers entitled to obligatory services and setting natural monopoly minimum supply levels for such consumers (with a view to protecting the rights and legal interests of citizens, state security, the environment and cultural values).

As a natural monopoly entity, Gazprom must submit ongoing reports on its activities and drafts of capital investment plans to the FEC. The FEC has the right (i) to implement, amend or suspend the Natural Monopoly Law regulations; (ii) to instruct natural monopoly entities to enter into contracts with those consumers entitled to

obligatory service; (iii) to make amendments to existing contracts; (iv) to transfer revenues from activities which contravene the Natural Monopoly Law to the federal budget; and (v) to fine natural monopoly entities for violations of the Natural Monopoly Law.

Energy Charter Treaty

The Energy Charter ("EC") was conceived at a meeting of the European Council in June 1990 as a means to strengthen the relationship which existed in the energy sector between the USSR, the countries of central and eastern Europe and the countries of western Europe. The EC was officially adopted in December 1991. It is a political declaration on co-operation between east and west in the energy sector and is not legally binding on any of its parties. At present, the EC has been signed by 52 countries, including the countries of the European Union.

In December 1994, following three years of negotiations, the general intentions contained in the EC were put into a legally binding form, the Energy Charter Treaty (the "ECT"). As at July 23, 2002, the ECT had been signed by 52 countries, including Russia and the member states of the EU, and has been ratified by 46 countries.

The main objectives of the ECT are to: (i) provide a stable energy supply; (ii) provide effective production, processing, transportation, distribution and consumption of energy resources; (iii) assist in the development of the European energy market and the improvement of the global energy market through implementing principles of non-discriminatory access and free market pricing; and (iv) legally protect the interests of energy-related companies and entities on issues relating to investments, transit, trade and dispute resolution procedures.

Although Russia signed the ECT in December 1994, the State Duma has not yet ratified it, in part due to concerns regarding the impact of the ECT on pipeline access. Although Russia has not ratified the ECT, it is a member of the Energy Charter Conference and participates in the Energy Charter Secretariat's day-to-day activities.

European Union Gas Directive

On June 22, 1998, the European Parliament and the Council of the European Union adopted a directive on common rules for the internal market in natural gas (the "Gas Directive"). The Directive came into force on August 10, 1998.

The Gas Directive establishes common rules for the transmission, distribution, supply and storage of natural gas. It sets out rules for the organization of the natural gas sector (including liquefied natural gas), access to the market, the operation of transmission and distribution systems, and the criteria and procedures for authorizing the transmission, distribution, supply and storage of natural gas. The Gas Directive requires member states to open up their natural gas markets to competition on a staged basis: 20% by August 2000, 28% by August 2002 and 33% by August 2008. Member states may accelerate the rate at which they open their markets if they so wish, and many have done so.

The implementation of the Gas Directive has led to significant structural changes in the European natural gas market. The Gas Directive is bringing about a significant liberalization of the European natural gas market, which goes further than the Directive's minimum requirements. Almost 80% of the total EU market has now been opened up to competition. The European Commission is considering the possibility of introducing a further directive that would require total liberalization of European natural gas markets by 2004.

Russia is the largest supplier of natural gas for western Europe, followed by Norway and the United Kingdom. Current EU projections show that in order to meet demand for natural gas and to compensate for the decline in the production of natural gas within the EU, there will be an increasing dependence upon imports from outside the EU. The electricity industry and other sectors of the economy are increasingly using natural gas because of its favorable ecological characteristics, which has increased demand.

As a result of the liberalization of the EU's natural gas market, short-term contracts and single transactions involving natural gas have become more popular. In time, this may have a significant effect on the state of the market. The long-term "take-or-pay" contracts, under which most of Europe's natural gas is supplied by Gazprom and other traditional exporters, however, provide for secure and stable natural gas supplies while at the same time balancing the interests of both exporters and importers. Such contracts are also the main element of major natural gas export financing projects, which provide producers with capital needed for investments and exploration. As a result, it is unlikely that long-term natural gas contracts will be replaced by spot market transactions.

GLOSSARY OF TERMS

"bbls"	Billions of barrels
"bcm"	Billion cubic meters, as measured under one atmosphere of pressure at 20°C
"Blue Stream Project"	The construction and operation by Gazprom, in alliance with key Italian natural gas purchaser and distributor ENI, of a new natural gas trunk pipeline from Russia via the Black Sea to Turkey
"Board of Directors"	Gazprom's board of directors consisting of 11 members and appointed pursuant to the Joint Stock Companies Law and the Charter
"boe"	Barrel of oil equivalent
"central and eastern Europe"	For the purposes of this Offering Circular: Bosnia, Bulgaria, Croatia, Czech Republic, former Yugoslav Republic of Macedonia, ("FYROM"), Hungary, Poland, Romania, Serbia and Montenegro, Slovakia and Slovenia
"Central Bank"	Central Bank of the Russian Federation
"Charter"	Gazprom's Charter of May 31, 1996, as amended
"Commonwealth of Independent States"	Those states that have ratified the "Charter of the Commonwealth of Independent States" of January 22, 1993, currently Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan
"Constitution"	The constitution of the Russian Federation adopted on December 12, 1993
"EBRD"	European Bank for Reconstruction and Development
"Energy Charter Treaty"	Treaty between European states, the main objective of which is to assist in the development of the European energy market
"EU"	European Union
"Eurasian Economic Union"	Those states that have ratified the "Treaty on the Establishment of the Eurasian Economic Union" of October 10, 2000, currently Belarus, Kazakhstan, Kyrgyzstan, Russia and Tajikistan
"Europe"	For the purposes of this Offering Circular, central and eastern Europe and western Europe
"FEC"	Federal Energy Commission of the Russian Federation, established pursuant to Government Decree No. 960 dated August 13, 1996 and which is responsible, *inter alia*, for regulating domestic gas prices, transportation tariffs and natural resources monopoly activities
"FSU"	Excluding Russia, the countries which formerly comprised the Soviet Union: Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan
"Gas Directive"	A directive adopted by the European Parliament and the Council, which came into force in August 1998, with the purpose of establishing common rules for the organization and functioning of the European natural gas market

"General Meeting of Shareholders"	Gazprom's highest authority in accordance with its Charter, with exclusive power over various aspects of Gazprom's management
"IFRS"	Interational Financial Reporting Standards, including International Accounting Standards ("IAS") and Interpretations issued by the International Accounting Standards Board.
"International Energy Agency"	A forum with 26 member countries that serves as a forum in which to share energy information, coordinate energy policies and to cooperate in the development of energy programs, and is an authoritative source for energy statistics worldwide
"kW"	Kilowatts
"LNG"	Liquified natural gas
"Management Committee"	An executive body of Gazprom, which along with the Management Committee Chairman, manages Gazprom's day-to-day affairs and implements the strategic plans of the Board of Directors
"mcf"	Million cubic feet
"mcm"	Thousand cubic meters, as measured under one atmosphere of pressure at 20°C
"mmbls"	Millions of barrels
"mtoe"	Million metric tons of oil equivalent
"State Duma"	Lower chamber of the Russian parliament
"tcm"	Trillion cubic meters, as measured under one atmosphere of pressure at 20°C
"toe"	Metric ton of oil equivalent
"ton"	One metric ton
"Transbalkan Pipeline Project"	Gazprom's project to expand and modernize the existing pipeline network in Ukraine, Romania and Bulgaria
"UGSS"	Unified Gas Supply System
"U.K."	United Kingdom
"US" or "U.S."	United States of America
"western Europe"	For the purposes of this Offering Circular Andorra, Austria, Belgium, Cyprus, Denmark, Finland, France, Germany, Greece, Greenland, Iceland, Republic of Ireland, Italy, Liechtenstein, Luxembourg, Malta, Monaco, The Netherlands, Norway, Portugal, San Marino, Spain, Sweden, Switzerland, Turkey and the United Kingdom
"Yamal-Europe Project"	Gazprom's project to construct pipelines (total length approximately 5,900 km) from the northern part of the Tyumen region in the Russian Federation to Germany, traversing Belarus and Poland

CONVERSION TABLE

metric measure	U.S. measure
1 bcm	35,316,000,000 cubic feet
1 tcm	35,316,000,000,000 cubic feet
1 ton	1,000 kilos, 2,204.6 pounds, 7.33 barrels
1 kilometer	approximately 0.62 miles
1 metric ton of oil equivalent	25.2 Quadrillion Btus (British Thermal Unit), approximately 1,125 cubic meters of natural gas
1 barrel of gas condensate	1 barrel of oil equivalent (boe)
1 thousand cubic meters of natural gas	5.8858 barrels of oil equivalent (boe)

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INDEX TO FINANCIAL STATEMENTS

OAO GAZPROM
IFRS CONSOLIDATED FINANCIAL STATEMENTS
31 DECEMBER 2002 and 2001

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

AUDITORS' REPORT

To the Shareholders of OAO Gazprom

1. We have audited the accompanying consolidated balance sheets of OAO Gazprom and its subsidiaries (the "Group") as of 31 December 2002 and 2001, and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for each of the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

2. We conducted our audits in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2002 and 2001, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

4. Without qualifying our opinion, we draw your attention to Note 30 to the consolidated financial statements. The Government of the Russian Federation is the principal shareholder of the Group and governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

Moscow, Russian Federation
20 June 2003

OAO GAZPROM

IFRS CONSOLIDATED BALANCE SHEET

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

	Notes	31 December 2002	2001	2000
Assets				
Current assets				
Cash and cash equivalents	6	58,354	51,713	13,954
Restricted cash	6	45,593	46,220	51,273
Short-term investments	7	28,895	31,366	32,795
Accounts receivable and prepayments	8	192,042	257,771	336,661
Inventories	9	88,561	85,465	80,972
Other current assets		16,490	22,925	5,392
		429,935	495,460	521,047
Long-term assets				
Property, plant and equipment	10	1,855,276	1,783,004	1,752,634
Investments in associated undertakings	5, 11, 30	84,875	90,085	86,310
Other long-term investments	12	38,152	37,422	36,336
Deferred tax assets	18	—	15,881	134,120
Other long-term assets	13	72,461	48,921	41,914
		2,050,764	1,975,313	2,051,314
Total assets	5	2,480,699	2,470,773	2,572,361
Liabilities and equity				
Current liabilities				
Accounts payable and accrued charges	14	95,840	123,557	116,563
Taxes payable	15	47,728	63,370	156,602
Short-term borrowings and current portion of long-term borrowings	16	184,823	193,090	153,062
Short-term promissory notes payable	4	41,384	70,402	78,749
Provision for liabilities and charges		—	—	11,918
		369,775	450,419	516,894
Long-term liabilities				
Long-term borrowings	17	248,603	237,413	280,235
Long-term promissory notes payable	4	20,218	14,259	8,463
Restructured tax liabilities	15	10,592	21,957	12,110
Provisions for liabilities and charges	20	21,989	20,047	34,111
Deferred tax liabilities	18	63,019	—	—
Other long-term liabilities		24,454	5,578	—
		388,875	299,254	334,919
Total liabilities	5	758,650	749,673	851,813
Minority interest	29	10,177	17,387	11,921
Shareholders' equity				
Share capital	21	325,194	325,194	325,194
Treasury shares	21	(30,367)	(20,872)	(13,214)
Retained earnings and other reserves	21	1,417,045	1,399,391	1,396,647
Total shareholders' equity		1,711,872	1,703,713	1,708,627
Total liabilities and equity		2,480,699	2,470,773	2,572,361

A.B. Miller
Chairman of the Management Committee
20 June 2003

E.A. Vasilieva
Chief Accountant
20 June 2003

The accompanying notes are an integral part of these financial statements.

OAO GAZPROM

IFRS CONSOLIDATED STATEMENT OF INCOME

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

	Notes	Year ended 31 December 2002	2001	2000
Sales	5, 22	644,687	712,967	738,542
Operating expenses	5, 23	(496,713)	(506,843)	(556,346)
Operating profit	5	**147,974**	**206,124**	**182,196**
Exchange gains		23,553	27,967	61,045
Exchange losses		(32,988)	(33,373)	(64,578)
Interest income		10,636	14,184	15,611
Interest expense	16, 17	(29,265)	(42,902)	(64,544)
Monetary gain	3	31,380	33,513	60,332
Gains on and extinguishment of restructured liabilities	15, 24	13,908	23,122	23,037
Net monetary effects and financing items		17,224	22,511	30,903
Share of net income of associated undertakings	11	4,285	4,087	871
Losses on available-for-sale investments	19	(3,729)	(993)	(3,069)
Profit before profit tax and minority interest		**165,754**	**231,729**	**210,901**
Current profit tax expense	18	(54,187)	(94,957)	(94,688)
Deferred profit tax (expense) benefit	18	(81,945)	(118,234)	277,281
Profit tax (expense) benefit	18	(136,132)	(213,191)	182,593
Profit before minority interest		**29,622**	**18,538**	**393,494**
Minority interest	29	(667)	(5,339)	(2,074)
Net profit		**28,955**	**13,199**	**391,420**
Basic and diluted earnings per share (in Roubles)	26	**1.39**	**0.63**	**18.60**

A.B. Miller
Chairman of the Management Committee
20 June 2003

E.A. Vasilieva
Chief Accountant
20 June 2003

The accompanying notes are an integral part of these financial statements.

OAO GAZPROM

IFRS CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

	Notes	Year ended 31 December		
		2002	**2001**	**2000**
Operating activities				
Net cash provided by operating activities	27	**160,111**	**161,289**	**116,670**
Investing activities				
Capital expenditures		(141,124)	(108,453)	(66,397)
Net change in loans made		(5,470)	933	1,986
Interest received		10,002	12,428	14,457
Interest paid and capitalised	10	(12,998)	(16,711)	(19,923)
Cash in subsidiaries (disposed of) acquired		(4,058)	1,198	—
Acquisition of subsidiaries		(6,159)	(862)	—
Change in other long-term investments and investments in associated undertakings		(881)	(6,136)	(6,091)
Net cash used for investing activities		**(160,688)**	**(117,603)**	**(75,968)**
Financing activities				
Proceeds from long-term borrowings (including current portion)	17	158,115	101,574	21,884
Repayment of long-term borrowings (including current portion)	17	(123,544)	(49,126)	(48,120)
Sale of promissory notes		17,162	54,410	67,963
Redemption of promissory notes		(17,615)	(78,254)	(30,348)
Net proceeds from issuance (redemption) of bonds	17	4,735	(119)	(731)
Net proceeds from (repayment of) short-term borrowings	16	2,950	(801)	5,141
Dividends paid	21	(10,328)	(6,736)	(4,150)
Interest paid		(22,379)	(27,389)	(38,420)
Purchases of treasury shares	21	(45,490)	(54,342)	(9,727)
Sales of treasury shares, net of profit tax	21	38,784	49,829	7,840
Change in cash restricted for borrowings	6	627	4,133	(8,561)
Net cash provided by (used for) financing activities		**3,017**	**(6,821)**	**(37,229)**
Effect of exchange rate changes on cash and cash equivalents		8,099	3,638	2,120
Effect of inflation accounting on cash and cash equivalents		(3,898)	(2,744)	(11,237)
Increase in cash and cash equivalents		**6,641**	**37,759**	**(5,644)**
Cash and cash equivalents, at beginning of reporting period		51,713	13,954	19,598
Cash and cash equivalents, at end of reporting period		**58,354**	**51,713**	**13,954**

A.B. Miller
Chairman of the Management Committee
20 June 2003

E.A. Vasilieva
Chief Accountant
20 June 2003

The accompanying notes are an integral part of these financial statements.

OAO GAZPROM

IFRS CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

	Notes	Number of shares outstanding (billions)	Share capital	Treasury shares	Retained earnings and other reserves	Total shareholders' equity
Balance as of 31 December 1999		21.1	325,194	(8,713)	1,012,971	1,329,452
Net income		—	—	—	391,407	391,407
Net treasury share transactions	21	(0.1)	—	(4,501)	2,616	(1,885)
Translation differences	21	—	—	—	857	857
Return of social assets to governmental authorities	21	—	—	—	(7,414)	(7,414)
Dividends	21	—	—	—	(4,418)	(4,418)
Balance as of 31 December 2000		21.0	325,194	(13,214)	1,396,019	1,707,999
Effect of adoption of IAS 39		—	—	—	628	628
Adjusted balance at 31 December 2000		21.0	325,194	(13,214)	1,396,647	1,708,627
Net income		—	—	—	13,199	13,199
Net treasury share transactions	21	(0.0)	—	(7,658)	3,144	(4,514)
Translation differences	21	—	—	—	(1,532)	(1,532)
Return of social assets to governmental authorities	21	—	—	—	(5,360)	(5,360)
Dividends	21	—	—	—	(6,707)	(6,707)
Balance as of 31 December 2001		21.0	325,194	(20,872)	1,399,391	1,703,713
Net income		—	—	—	28,955	28,955
Net treasury share transactions	21	(1.2)	—	(9,495)	(1,425)	(10,920)
Translation differences	21	—	—	—	2,052	2,052
Return of social assets to governmental authorities	21	—	—	—	(2,133)	(2,133)
Dividends	21	—	—	—	(9,795)	(9,795)
Balance as of 31 December 2002		19.8	325,194	(30,367)	1,417,045	1,711,872

A.B. Miller
Chairman of the Management Committee
20 June 2003

E.A. Vasilieva
Chief Accountant
20 June 2003

The accompanying notes are an integral part of these financial statements.

1 NATURE OF OPERATIONS

OAO Gazprom and its subsidiaries (the "Group") operate one of the largest gas pipeline systems in the world and are responsible for substantially all gas production and high pressure gas transportation in the Russian Federation. The Group is a major exporter of gas to European countries.

The Group is involved in the following principal activities:

- Production—exploration and production of gas and other hydrocarbons;
- Refining—processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation—transportation of gas; and
- Distribution—domestic and export sale of gas.

The weighted average number of full time employees during 2002, 2001 and 2000 was 301 thousand, 304 thousand and 306 thousand, respectively.

2 ECONOMIC ENVIRONMENT IN THE RUSSIAN FEDERATION

Whilst there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the Government, together with legal, regulatory, and political developments.

3 BASIS OF PRESENTATION

These consolidated financial statements are prepared in accordance with, and comply with, International Financial Reporting Standards ("IFRS"), including International Accounting Standards and Interpretations issued by the International Accounting Standards Board.

The Group companies maintain their statutory financial statements in accordance with the Regulation on Accounting and Reporting of the Russian Federation ("RAR") or the accounting regulations of the country in which the particular Group company is resident. The Group's financial statements are based on the statutory records, with adjustments and reclassifications recorded in the financial statements for the purpose of fair presentation in accordance with IFRS.

The consolidated financial statements of the Group are prepared under the historical cost convention except as described in Note 4. The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

The adjustments and reclassifications made to the statutory accounts for the purpose of IFRS presentation include the restatement of balances and transactions for changes in the general purchasing power of the Russian Rouble ("RR") in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

3 BASIS OF PRESENTATION—(continued)

terms of the measuring unit current at the balance sheet date. The restatement was calculated from the conversion factors derived from the Russian Federation Consumer Price Index, published by the Russian State Committee on Statistics ("Goscomstat"), and from indices obtained from other published sources for years prior to 1992.

The indices used to restate the consolidated financial statements, based on 1988 prices (1988=100) for the five years to 31 December 2002, and the respective conversion factors used are:

Year	Index	Conversion Factor
1998	1,216,400	2.24
1999	1,661,481	1.64
2000	1,995,937	1.37
2001	2,371,572	1.15
2002	2,730,154	1.00

The significant guidelines followed in restating the consolidated financial statements are:

- all amounts are stated in terms of the measuring unit current as of 31 December 2002;
- monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current as of 31 December 2002;
- non-monetary assets and liabilities (items which are not expressed in terms of the monetary unit current as of 31 December 2002) and shareholders' equity, including the share capital, are restated by applying the relevant conversion factors;
- all items in the consolidated statements of income and of cash flows are restated by applying appropriate conversion factors;
- the effect of inflation on the Group's net monetary position is included in the consolidated statement of income as a net monetary gain or loss; and
- comparative amounts for 2001 and 2000 are restated using the conversion factor 1.15 and 1.37, respectively, in order to state them in terms of the monetary unit current as of 31 December 2002.

The consolidated statement of income includes net monetary gains of RR 31,380, RR 33,513 and RR 60,332 for the years ended 31 December 2002, 2001 and 2000, respectively, because on average the Group had net monetary liabilities in the three years.

As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Group will no longer apply the provisions of IAS 29.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year presentation.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Group are set out below.

4.1 Group accounting

Subsidiary undertakings

Subsidiary undertakings in which the Group, directly or indirectly, has an interest of more than 50% of the voting rights or is otherwise able to exercise control over the operations have been consolidated.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

The consolidated financial statements of the Group reflect the results of operations of any subsidiaries acquired from the date control is established. Subsidiaries are no longer consolidated from the date from which control ceases. All intercompany transactions, balances and unrealized surpluses and deficits on transactions between group companies have been eliminated. Separate disclosure is made of minority interests. Acquisitions of subsidiaries are recorded in accordance with the purchase accounting method.

Minority interest at the balance sheet date represents the minority shareholders' portion of the pre-acquisition carrying amount of the identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented separately from liabilities and shareholders' equity.

Associated undertakings

Associated undertakings are undertakings over which the Group has significant influence, but which it does not control. Generally significant influence occurs when the Group has between 20% and 50% of the voting rights. Associated undertakings are accounted for using the equity method.

The equity method involves recognising in the statement of income the Group's share of the associated undertakings' profit or loss for the year, less dividends received. Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Group's interest in each associated undertaking is carried in the balance sheet at an amount that reflects cost, including the goodwill at acquisition, plus its share of profit and losses. Provisions are recorded for any impairment in value.

Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated undertaking.

4.2 Investments

The Group classified its investments into the following categories: trading, held-to-maturity and available-for-sale.

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management of the Group companies has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets. There were no such investments as of 31 December 2002, 2001 and 2000. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in fair value, are classified as available-for-sale. These are included in non-current assets unless management has the expressed intention of holding the investments for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the financial asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently re-measured to fair value. Available-for-sale investments

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

principally comprise non-marketable equity securities, for which it is not possible to obtain current market quotes. For these investments, fair value is estimated based on the market price of similar financial assets or estimated future discounted cash flows. For other investments traded in active markets, fair value is determined by reference to the current market value at the close of business on the reporting date.

Realized gains and losses arising from sale and unrealized gains and losses arising from changes in the fair value of trading and available-for-sale investments are included in the statement of income in the period in which they arise.

Prior to the adoption of IAS 39 the Group had valued its marketable equity securities at the lower of cost restated to the equivalent purchasing power of the Rouble at the reporting date on the basis of indices included in Note 3, or market value. Long-term investments were reflected at cost restated to the equivalent purchasing power at the reporting date. Provision for impairment was only made where, in the opinion of the Group's management, there was a diminution in value, which was other than temporary. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount was charged or credited to the consolidated statement of operations.

Changes in the fair value of trading and available-for-sale investments are recorded in the statement of income within operating expenses and gains and losses on available-for-sale investments, respectively.

In the statement of cash flow, purchases and sales of trading investments are classified as operating activities.

4.3 Goodwill

Any excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiary or associated undertaking at the date of acquisition is recorded as goodwill. Goodwill on acquisition of subsidiary undertakings is included in other long-term assets. Goodwill on acquisition of associated undertakings is included in investments in associated undertakings. Goodwill is amortised using the straight-line method over the shorter of its estimated useful life or 20 years.

4.4 Joint ventures

Joint ventures are contractual agreements whereby two or more parties undertake economic activity, which is subject to joint control. Joint ventures are accounted for using the equity method.

4.5 Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents comprise short-term investments which are readily converted to cash and have an original maturity of three months or less. Restricted cash balances comprise balances of cash and cash equivalents which are restricted as to withdrawal under the terms of certain borrowings or under banking regulations. Restricted cash balances are excluded from cash in the consolidated statement of cash flows.

4.6 Accounts receivable

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. The provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables or if collection is not anticipated for a long period of time. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the date of origination of the receivable.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

4.7 Inventories

Inventories are valued at the lower of net realisable value and cost. Cost of inventory is determined on the weighted average basis. The cost of finished goods and work in progress comprises raw material, direct labour, other direct costs and related production overhead (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

4.8 Property, plant and equipment

Property, plant and equipment are carried at historical cost of acquisition or construction after deduction of accumulated depreciation.

Gas and oil exploration and production activities are accounted for in accordance with the successful efforts method. Under the successful efforts method, costs of successful development and exploratory wells are capitalised. Costs of unsuccessful exploratory wells are expensed upon determination that the well does not justify commercial development. Other exploration costs are expensed as incurred.

Major renewals and improvements are capitalised. Maintenance, repairs and minor renewals are expensed as incurred. Minor renewals include all expenditures that do not result in a technical enhancement of the asset beyond its original capability. Gains and losses arising from the disposal of property, plant and equipment are included in the consolidated statement of income as incurred.

Interest costs on borrowings are capitalised as part of the cost of self constructed assets during the period of time that is required to construct and prepare the asset for its intended use. All other borrowing costs are expensed.

The return to a governmental authority of social assets (such as rest houses, housing, schools and medical facilities) vested to the Group at privatisation is recorded only upon both the transfer of title to, and termination of operating responsibility for, the social assets. There is no specified timetable for such social assets to be transferred to the governmental authorities, and transfer does not occur until the agreement of both parties is reached. These disposals are considered to be shareholder transactions because they represent a return of assets for the benefit of governmental authorities, as contemplated in the original privatisation arrangements. Consequently, such disposals are accounted for as a charge to shareholders' equity.

Depreciation is calculated on a straight-line basis. Depreciation on wells and production equipment has been calculated on cost, using the straight line method rather than, as is the more generally accepted international industry practice, on the unit-of-production method as the difference is not material. Assets under construction are not depreciated.

The estimated useful lives of the Group's assets are as follows:

	Years
Pipelines	33
Wells and production equipment	12-40
Machinery and equipment	10-18
Buildings	30-40
Roads	20-40
Social assets	10-40

4.9 Impairment of assets

At each balance sheet date management assess whether there is any indication that the recoverable value of the Group's assets has declined below the carrying value. When such a decline is identified, the carrying amount

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of income in the period in which the reduction is identified. An impairment loss recognised for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset's recoverable amount.

4.10 Borrowings

Borrowings are recognised initially at the fair value of the proceeds received which is determined using the prevailing market rate of interest for a similar instrument, if significantly different from the transaction price, net of transaction costs incurred. In subsequent periods, borrowings are recognised at amortised cost, using the effective yield method; any difference between fair value of the proceeds (net of transaction costs) and the redemption amount is recognised as interest expense over the period of the borrowings.

4.11 Deferred tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using a balance sheet liability method. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deferred tax asset will be realised or if it can be offset against existing deferred tax liabilities. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

4.12 Foreign currency transactions

Monetary assets and liabilities held by the Group as of 31 December 2002, 2001 and 2000, and denominated in foreign currencies are translated into Roubles at the exchange rate prevailing at that date. Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised as exchange gains or losses in the consolidated statement of income.

The balance sheets of foreign subsidiaries and associated undertakings are translated into Roubles at the exchange rate prevailing at the reporting date. Statements of income of foreign entities are translated at average exchange rates for the year. Exchange differences arising on the translation of the net assets of foreign subsidiaries and associated undertakings are recognised as translation differences and included in shareholders' equity.

The official US dollar to RR exchange rates, as determined by the Central Bank of the Russian Federation, were 31.78, 30.14 and 28.16 as of 31 December 2002, 2001 and 2000, respectively. The official Euro to RR exchange rates, as determined by the Central Bank of the Russian Federation, were 33.11, 26.49 and 26.14 as of 31 December 2002, 2001 and 2000, respectively.

Exchange restrictions and currency controls exist relating to converting the RR into other currencies. The RR is not freely convertible in most countries outside of the Russian Federation.

4.13 Provisions for liabilities and charges

Provisions, including provisions for environmental liabilities and asset retirement obligations, are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. As obligations are determined, they are recognised immediately based on the present value of the expected future cash flows arising from the obligations.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

4.14 Shareholders' equity

Treasury shares

Where the Group companies purchase the Group's equity share capital, the consideration paid including any attributable transaction costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are re-sold. Where such shares are subsequently sold, any consideration received is included in shareholders' equity. Treasury shares are recorded at weighted average cost. The gains (losses) arising from treasury share transactions are recognised as a movement in the consolidated statement of changes in shareholders' equity, net of associated costs including taxation.

Dividends

Dividends are recognised as a liability and deducted from shareholders' equity at the balance sheet date only if they are declared before or on the balance sheet date.

4.15 Revenue recognition

Sales are recognised for financial reporting purposes when products are delivered to customers and title passes and are stated net of VAT, excise taxes and other similar compulsory payments. Gas transportation sales are recognised when transportation services have been provided, as evidenced by delivery of gas in accordance with the contract.

Natural gas prices and gas transportation tariffs in the Russian Federation are established by the Federal Energy Commission. Export gas prices for sales to European countries are indexed mainly to oil product prices as stipulated in long-term contracts. Export gas prices for sales to Former Soviet Union countries are generally based on one-year fixed price contracts.

Revenues are measured at the fair value of the consideration received or receivable. When the fair value of consideration received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up.

4.16 Mutual cancellation and other non-cash transactions

A significant portion of accounts receivable arising from sales are settled either through a chain of non-cash transactions (mutual cancellations), sometimes involving several enterprises, or other non-cash settlements. Non-cash settlements include promissory notes which are negotiable debt obligations. A portion of operations, including capital expenditures, is also transacted by mutual cancellations or other non-cash settlements.

Approximately, 18%, 18% and 22% of accounts receivable from gas sales settled during the years ended 31 December 2002, 2001 and 2000, respectively, were settled via mutual settlements or other non-cash settlements.

Promissory notes are issued by the Group entities as payment instruments. The promissory notes carry a fixed date of repayment and the supplier can sell them in the over-the-counter secondary market. Promissory notes issued by the Group are recorded initially at the fair value of the consideration received or the fair value of the note, which is determined using the prevailing market rate of interest for a similar instrument. In subsequent periods, promissory notes are stated at amortised cost using the effective yield method. Any difference between the fair value of the consideration (net of transaction costs) and the redemption amount is recognised as interest expense over the period of the promissory note.

The Group's short-term promissory notes payable had average interest rates ranging from 12.0% to 25.0%, from 12.0% to 28.0% and from 11.0% to 58.0% for the years ended 31 December 2002, 2001 and 2000,

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

respectively. The Group's long-term promissory notes payable had average interest rates ranging from 15.0% to 26.0%, from 22.0% to 26.5% and from 8.0% to 32.0% for the years ended 31 December 2002, 2001 and 2000, respectively.

The Group also accepts promissory notes from its customers (both issued by customers and third parties) as a settlement of receivables. Promissory notes issued by customers are recorded in the same manner as accounts receivable originated by the Group. Promissory notes issued by other third parties are recorded as available-for-sale investments.

4.17 Interest

Interest income and expense are recognised in the statement of income for all interest bearing instruments on an accrual basis using the effective yield method. Interest income includes nominal interest and accrued discount and premium. When loans become doubtful of collection, they are written down to their recoverable amounts and interest income is thereafter recognised based on the rate of interest that was used to discount the future cash flows for the purpose of measuring the recoverable amount.

4.18 Research and development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects are recognised as intangible assets (within other long-term assets) to the extent that such expenditure is expected to generate future economic benefits. Other development expenditures are recognised as an expense as incurred. However, development costs previously recognised as an expense are not recognised as an asset in a subsequent period if the asset recognition criteria are subsequently met.

4.19 Pension and other post-retirement benefits

The Group operates a defined benefit plan. Pension costs are recognised using the projected unit credit method. The cost of providing pensions is charged to operating expenses within the consolidated statement of income so as to spread the regular cost over the service lives of employees. The pension obligation is measured at the present value of the estimated future cash outflows using interest rates of government securities, which have the terms to maturity approximating the terms of the related liability. Actuarial gains and losses are recognised over the average remaining service lives of employees.

The Group owns and controls NPF Gazfund, which administers the Group's defined benefit plan. Members of Group's management are trustees of NPF Gazfund. The assets of NPF Gazfund primarily consist of shares of OAO Gazprom. The parent/subsidiary relationship between the Group and NPF Gazfund means that the assets held by NPF Gazfund do not meet the definition of plan assets and are, therefore, recognized in the consolidated balance sheet as treasury shares or other investments, as appropriate.

In the normal course of business the Group contributes to the Russian Federation State pension plan on behalf of its employees. Mandatory contributions to the State pension plan, which is a defined contribution plan, are expensed when incurred and are included within staff costs in operating expenses. The cost of providing other discretionary post-retirement obligations (including constructive obligations) is charged to the consolidated statement of income so as to spread the regular cost over the service lives of employees.

4.20 Financial instruments

The Group adopted IAS 39 "Financial Instruments: Recognition and Measurement" as of 1 January 2001. The financial effects of adopting IAS 39 are disclosed in Note 19.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

Financial instruments carried on the balance sheet include cash and cash equivalent balances, investments, receivables, promissory notes, accounts payable and borrowings. The particular recognition and measurement methods adopted are disclosed in the individual policy statements associated with each item.

Accounting for derivative financial instruments

As part of trading activities, primarily by the banking subsidiaries, the Group is also party to derivative financial instruments including forward and options contracts in foreign exchange and precious metals. The Group's policy is to measure these instruments at fair value, with resultant gains or losses being reported within the consolidated statement of income. Derivatives are not accounted for as hedges.

Fair value disclosure

The fair value of accounts receivable for disclosure purposes is estimated by discounting the value of expected cash flows at the market rate of interest for similar borrowers at the reporting date.

The fair value of financial liabilities and other financial instruments (except if publicly quoted) for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

The fair value of publicly quoted financial instruments for disclosure purposes are estimated based on current market value at the close of business on the reporting date.

5 SEGMENT INFORMATION

Management does not separately identify segments within the Group as it operates as a vertically integrated business with substantially all external sales generated by the gas distribution business. However, following the practice suggested by IAS 14, "Segment Reporting", Revised 1997 ("IAS 14") for vertically integrated businesses, information can be analysed based on the following business segments:

- Production—exploration and production of gas and other hydrocarbons;
- Refining—processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation—transportation of gas;
- Distribution—domestic and export sale of gas; and
- Other—other activities, including banking.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

5 SEGMENT INFORMATION—(continued)

	Production	Refining	Transport	Distribution	Other	Total
31 December 2002						
Segment assets	623,155	52,472	1,212,772	160,955	234,970	2,284,324
Associated undertakings	—	2,846	28,978	15,362	37,689	84,875
Unallocated assets						249,117
Inter-segment eliminations						(137,617)
Total assets						2,480,699
Segment liabilities	18,728	16,072	34,137	141,621	44,936	255,494
Unallocated liabilities						640,773
Inter-segment eliminations						(137,617)
Total liabilities						758,650
Capital expenditures for the period	78,248	9,832	81,019	226	8,831	178,156
Depreciation	28,436	2,553	58,051	139	4,275	93,454
Charges for impairment and provisions	2,676	1,475	—	8,009	1,971	14,131
31 December 2001						
Segment assets	536,126	42,876	1,240,431	203,773	237,431	2,260,637
Associated undertakings	—	2,098	66,947	10,555	10,485	90,085
Unallocated assets						243,095
Inter-segment eliminations						(123,044)
Total assets						2,470,773
Segment liabilities	19,982	22,808	25,254	139,184	47,506	254,734
Unallocated liabilities						617,983
Inter-segment eliminations						(123,044)
Total liabilities						749,673
Capital expenditures for the period	70,898	6,169	77,295	111	17,568	172,041
Depreciation	30,023	2,693	62,533	152	4,467	99,868
Charges for impairment and provisions	4,930	4,733	10,771	18,660	804	39,898
31 December 2000						
Segment assets	536,667	22,775	1,246,366	262,976	270,268	2,339,052
Associated undertakings	—	—	74,886	3,286	8,138	86,310
Unallocated assets						271,678
Inter-segment eliminations						(124,679)
Total assets						2,572,361
Segment liabilities	29,932	5,974	28,773	135,416	41,147	241,242
Unallocated liabilities						735,250
Inter-segment eliminations						(124,679)
Total liabilities						851,813
Capital expenditures for the period	59,453	3,627	56,978	454	42,479	162,991
Depreciation	28,172	2,436	61,377	137	4,069	96,191
Charges for impairment and provisions	15,047	15,589	21,986	40,682	2,000	95,304

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

5 SEGMENT INFORMATION—(continued)

Segment assets consist primarily of property, plant and equipment and current assets. Unallocated assets include other investments and deferred tax assets. Segment liabilities comprise operating liabilities, excluding items such as taxes payable, borrowings, and deferred tax liabilities.

Capital expenditures include acquisition of subsidiaries. Charges for impairment and provisions above include impairment provisions for accounts receivable, assets under construction, inventory and other long-term assets and provisions for liabilities and charges.

	Production	Refining	Transport	Distribution	Other	Total
Year ended 31 December 2002						
Segment revenues						
Inter-segment sales	112,927	16,974	197,629	18,056	—	345,586
External sales	2,601	56,647	18,028	526,437	40,974	644,687
Total segment revenues	115,528	73,621	215,657	544,493	40,974	990,273
Segment expenses						
Inter-segment expenses	(1,626)	(15,330)	(20,754)	(307,876)	—	(345,586)
External expenses	(66,274)	(56,445)	(179,533)	(152,135)	(37,847)	(492,234)
Total segment expenses	(67,900)	(71,775)	(200,287)	(460,011)	(37,847)	(837,820)
Segment result	47,628	1,846	15,370	84,482	3,127	152,453
Unallocated operating expenses						(4,479)
Operating profit						147,974
Share of net (losses) income of associated undertakings	—	(1,529)	2,533	1,865	1,416	4,285
Year ended 31 December 2001						
Segment revenues						
Inter-segment sales	84,084	15,504	204,138	13,952	—	317,678
External sales	2,008	74,640	18,226	584,834	33,259	712,967
Total segment revenues	86,092	90,144	222,364	598,786	33,259	1,030,645
Segment expenses						
Inter-segment expenses	(2,257)	(13,732)	(18,705)	(282,984)	—	(317,678)
External expenses	(57,146)	(75,480)	(168,950)	(176,343)	(22,892)	(500,811)
Total segment expenses	(59,403)	(89,212)	(187,655)	(459,327)	(22,892)	(818,489)
Segment result	26,689	932	34,709	139,459	10,367	212,156
Unallocated operating expenses						(6,032)
Operating profit						206,124
Share of net (losses) income of associated undertakings	—	—	465	3,091	531	4,087
Year ended 31 December 2000						
Segment revenues						
Inter-segment sales	57,974	12,919	136,625	8,073	—	215,591
External sales	7,431	40,497	36,560	613,528	40,526	738,542
Total segment revenues	65,405	53,416	173,185	621,601	40,526	954,133
Segment expenses						
Inter-segment expenses	(1,422)	(6,345)	(11,151)	(196,673)	—	(215,591)
External expenses	(77,306)	(42,509)	(165,931)	(208,951)	(34,079)	(528,776)
Total segment expenses	(78,728)	(48,854)	(177,082)	(405,624)	(34,079)	(744,367)
Segment result	(13,323)	4,562	(3,897)	215,977	6,447	209,766
Unallocated operating expenses						(27,570)
Operating profit						182,196
Share of net (losses) income of associated undertakings	—	—	(11)	440	441	871

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

5 SEGMENT INFORMATION—(continued)

The inter-segment revenues mainly consist of:

- Production—sale of gas to the Distribution segment and sale of hydrocarbons to the Refining segment;
- Refining—sale of refined products to other segments;
- Transport—rendering transportation services to the Distribution segment; and
- Distribution—sale of gas to the Transport segment for operational needs.

Internal transfer prices are established by the management of the Group with the objective of providing for the specific medium and long-term funding requirements of the individual subsidiaries within each segment. Prices are determined on the basis of the statutory accounting reports of the individual subsidiaries on a cost plus basis.

Included within unallocated expenses are corporate expenses, including provision for the impairment of other investments and guarantees.

Substantially all of the Group's operating assets are located in the Russian Federation. Gas sales to different geographical regions are disclosed in Note 22.

6 CASH AND CASH EQUIVALENTS

Balances included within cash and cash equivalents in the consolidated balance sheet represent cash on hand and balances with banks. Included within restricted cash are balances of cash and cash equivalents totalling RR 38,637, RR 39,450 and RR 44,447 as of 31 December 2002, 2001 and 2000, respectively, which are restricted as to withdrawal under the terms of certain borrowings. In addition, restricted cash comprises cash balances of RR 6,956, RR 6,770 and RR 6,826 as of 31 December 2002, 2001 and 2000, respectively, in subsidiary banks, which are restricted as to withdrawal under banking regulations.

7 SHORT-TERM INVESTMENTS

	31 December		
	2002	2001	2000
Trading investments	14,143	15,182	18,360
Available-for-sale investments	14,752	16,184	14,435
	28,895	31,366	32,795

Trading investments primarily comprise marketable equity and debt securities held by the Group's banking subsidiaries with a view to generating short-term profits.

Available-for-sale investments primarily comprise promissory notes of third parties and maturing within twelve months of the balance sheet date or other debt and equity securities intended for sale within twelve months of the balance sheet date.

During the year ended 31 December 2002, RR 6,205 of short-term investments of OAO AKB National Reserve Bank were deconsolidated (see Note 28).

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

8 ACCOUNTS RECEIVABLE AND PREPAYMENTS

	31 December		
	2002	2001	2000
Trade receivables (net of impairment provision of RR 94,541, RR 109,341 and RR 95,577 as of 31 December 2002, 2001 and 2000, respectively)	113,990	153,997	232,344
Prepayments and advances (net of impairment provision of RR 7,206, RR 12,682 and RR 7,392 as of 31 December 2002, 2001 and 2000, respectively)	34,026	42,183	36,909
Other receivables (net of impairment provision of RR 25,459, RR 28,124 and RR 20,714 as of 31 December 2002, 2001 and 2000, respectively)	44,026	61,591	67,408
	192,042	257,771	336,661

The fair value of accounts receivable, excluding prepayments and advances, is RR 148,399 and RR 165,425 as of 31 December 2002 and 2001, respectively.

RR 62,173, RR 81,846 and RR 108,730 of trade receivables, net of impairment provision, are denominated in foreign currencies, mainly US dollar and Euro, as of 31 December 2002, 2001 and 2000, respectively.

As of 31 December 2002, 2001 and 2000, other receivables include RR 24,843, RR 40,786 and RR 30,639, respectively, relating to the operations of AB Gazprombank (ZAO) and OAO AKB National Reserve Bank (OAO AKB National Reserve Bank was included only at 31 December 2001 and 2000—see Note 28). These balances mainly represent deposits with other banks and loans issued to customers at commercial rates based on credit risks and maturities.

As of 31 December 2002 the average year-end interest rate on banking deposits and loans ranged from 9.2% to 21.4% on balances denominated in Russian Roubles and from 2.0% to 13.0% on balances denominated in foreign currencies. As of 31 December 2001 the average year-end interest rate on banking deposits and loans ranged from 12.6% to 21.2% on balances denominated in Russian Roubles and from 2.3% to 15.0% on balances denominated in foreign currencies. As of 31 December 2000 the average year-end interest rate on banking deposits and loans ranged from 4.7% to 23.6% on balances denominated in Russian Roubles and from 4.9% to 11.5% on balances denominated in foreign currencies.

As of 31 December 2002, 2001 and 2000, AB Gazprombank (ZAO) had pledged deposits with banks and other financial institutions of RR 7,736, RR 8,570 and RR 11,590, respectively. These are pledged as collateral for borrowings received by OAO Gazprom and credit exposures of Altalanos Ertekforgalmi Bank Rt ("AEB") (see Note 30).

The fair value of banking deposits and loans approximate the carrying values, as the majority are short-term in nature and at commercial rates.

As of 31 December 2002 other receivables included US dollar denominated loans of RR 7,303 issued by the Group's subsidiaries Gazprom Finance BV and AB Gazprombank (ZAO) to OOO Lotsman (see Note 33). The loans are due to be repaid in March 2003 and bear interest of 5% and 12.5% per annum, respectively. As of 31 December 2001 and 2000 there were no loans outstanding to OOO Lotsman.

9 INVENTORIES

	31 December		
	2002	2001	2000
Gas	45,826	37,812	34,191
Materials and supplies (net of an obsolescence provision of RR 11,792, RR 15,303 and RR 15,304 as of 31 December 2002, 2001 and 2000 respectively)	35,724	37,086	40,261
Goods for resale (net of an obsolescence provision of RR 1,195, RR 883 and RR 1,204 as of 31 December 2002, 2001 and 2000, respectively)	4,061	6,722	5,948
Refined products	2,950	3,845	572
	88,561	85,465	80,972

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

Inventories carried at net realisable value primarily relate to materials and supplies.

10 PROPERTY, PLANT AND EQUIPMENT

	Pipelines	Wells and production equipment	Machinery and equipment	Buildings and roads	Total operating assets	Social assets	Assets under construction	Total
As of 31.12.99								
Cost	1,172,893	373,708	456,757	571,179	2,574,537	133,379	308,856	3,016,772
Accumulated depreciation	(516,630)	(181,462)	(281,776)	(267,518)	(1,247,386)	(25,294)	—	(1,272,680)
Net book value at 31.12.99	**656,263**	**192,246**	**174,981**	**303,661**	**1,327,151**	**108,085**	**308,856**	**1,744,092**
Depreciation	(34,572)	(11,267)	(27,365)	(20,264)	(93,468)	(3,794)	—	(97,262)
Additions	250	223	6,245	2,472	9,190	24	153,771	162,985
Acquisition of subsidiary	—	—	—	—	—	—	—	—
Transfers	19,360	15,242	47,679	45,869	128,150	14,258	(142,408)	—
Disposals	(3)	(1,019)	(2,927)	(3,878)	(7,827)	(11,131)	(4,038)	(22,996)
Impairment provision	—	—	—	—	—	—	(34,185)	(34,185)
Net book value at 31.12.00	**641,298**	**195,425**	**198,613**	**327,860**	**1,363,196**	**107,442**	**281,996**	**1,752,634**
As of 31.12.00								
Cost	1,192,556	387,802	506,171	614,642	2,701,171	134,384	281,996	3,117,551
Accumulated depreciation	(551,258)	(192,377)	(307,558)	(286,782)	(1,337,975)	(26,942)	—	(1,364,917)
Net book value at 31.12.00	**641,298**	**195,425**	**198,613**	**327,860**	**1,363,196**	**107,442**	**281,996**	**1,752,634**
Depreciation	(35,884)	(12,163)	(28,339)	(22,422)	(98,808)	(3,766)	—	(102,574)
Additions	14,457	12	186	159	14,814	309	155,809	170,932
Acquisition of subsidiary	—	—	391	385	776	—	333	1,109
Transfers	69,325	39,597	52,534	83,818	245,274	1,235	(246,509)	—
Disposals	(52)	(340)	(5,123)	(9,735)	(15,250)	(7,372)	(9,972)	(32,594)
Impairment provision	—	—	—	—	—	—	(6,503)	(6,503)
Net book value at 31.12.01	**689,144**	**222,531**	**218,262**	**380,065**	**1,510,002**	**97,848**	**175,154**	**1,783,004**
As of 31.12.01								
Cost	1,276,273	426,358	552,690	688,092	2,943,413	128,108	175,154	3,246,675
Accumulated depreciation	(587,129)	(203,827)	(334,428)	(308,027)	(1,433,411)	(30,260)	—	(1,463,671)
Net book value at 31.12.01	**689,144**	**222,531**	**218,262**	**380,065**	**1,510,002**	**97,848**	**175,154**	**1,783,004**
Depreciation	(36,719)	(12,606)	(21,891)	(23,663)	(94,879)	(3,719)	—	(98,598)
Additions	—	107	233	1,203	1,543	6	165,812	167,361
Acquisition of subsidiary	613	1,743	2,025	3,172	7,553	100	3,142	10,795
Transfers	49,112	25,130	38,922	29,861	143,025	755	(143,780)	—
Disposals	(662)	(440)	(2,537)	(2,598)	(6,237)	(2,887)	(5,045)	(14,169)
Release of prior impairment provision	—	—	—	—	—		6,883	6,883
Net book value at 31.12.02	**701,488**	**236,465**	**235,014**	**388,040**	**1,561,007**	**92,103**	**202,166**	**1,855,276**
As of 31.12.02								
Cost	1,325,336	453,275	592,524	721,457	3,092,592	124,654	202,166	3,419,412
Accumulated depreciation	(623,848)	(216,810)	(357,510)	(333,417)	(1,531,585)	(32,551)	—	(1,564,136)
Net book value at 31.12.02	**701,488**	**236,465**	**235,014**	**388,040**	**1,561,007**	**92,103**	**202,166**	**1,855,276**

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

10 PROPERTY, PLANT AND EQUIPMENT—(continued)

At each balance sheet date management assesses whether there is any indication that the recoverable value has declined below the carrying value of the property, plant and equipment. As a result of management's assessment of the recoverable amount, assets under construction are presented net of a provision for impairment of RR 95,570, RR 102,453 and RR 95,954 at 31 December 2002, 2001 and 2000, respectively. The provision for impairment of assets under construction primarily relates to projects that have been indefinitely suspended.

For the year ended 31 December 2001, disposals include RR 15,674 related to the disposal of OAO Lebedinsky GOK (see Note 28).

Included in additions above is capitalized interest of RR 13,012, RR 18,857 and RR 21,527 for the years ended 31 December 2002, 2001 and 2000, respectively. Capitalization rates of 7.2%, 7.3% and 8.2% were used representing the weighted average actual borrowing cost of the relevant borrowings for the years ended 31 December 2002, 2001 and 2000, respectively.

Included in the property, plant and equipment above are fully depreciated assets which are still in service with the gross cost of RR 637,970, RR 589,436 and RR 317,498 as of 31 December 2002, 2001 and 2000, respectively. Included in additions are non-cash additions of RR 42,639, RR 49,133 and RR 65,119 for the years ended 31 December 2002, 2001 and 2000, respectively.

Depreciation includes RR 746, RR 657 and RR 1,042 for the years ended 31 December 2002, 2001 and 2000, respectively, which is considered a cost of self-constructed assets and thus capitalized rather than expensed in the consolidated statement of income. RR 19,979, RR 14,751 and RR 12,704 of depreciation for the years ended 31 December 2002, 2001 and 2000, respectively, is capitalized as a component of gas inventories and will be expensed in the consolidated statement of income when the gas is sold.

Included in the property, plant and equipment are social assets (such as rest houses, housing, schools and medical facilities) vested to the Group at privatisation with a net book value of RR 40,526, RR 44,487 and RR 49,849 as of 31 December 2002, 2001 and 2000, respectively.

The Group's gas fields are operated under licenses granted by federal and local authorities. These licenses to develop and extract hydrocarbons expire between 2012 and 2019, however they may be extended. Management expects to extend the existing licenses on properties expected to produce hydrocarbons subsequent to their current expiration dates. Because of the expected renewals, the assets are depreciated over their useful lives even if this is beyond the end of the current license.

11 INVESTMENTS IN ASSOCIATED UNDERTAKINGS

		31 December		
	Notes	2002	2001	2000
EuRoPol GAZ S.A.	30	38,502	43,756	49,105
WINGAS GmbH	30	21,360	19,554	23,545
ZAO Armrosgazprom	30	3,276	3,878	—
Blue Stream Pipeline Company (BSPC)	31	1,983	2,419	—
Other (net of provision for impairment of RR 8,789, RR 8,526 and RR 8,223 as of 31 December 2002, 2001 and 2000, respectively)		19,754	20,478	13,660
		84,875	90,085	86,310

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

11 INVESTMENTS IN ASSOCIATED UNDERTAKINGS—(continued)

	31 December		
	2002	2001	2000
Balance at the beginning of the reporting period	90,085	86,310	88,286
Share of income before tax	6,327	5,348	1,645
Share of profit tax expense	(2,042)	(1,261)	(774)
Share of net income	4,285	4,087	871
Reduction in loans and other receivables	(7,113)	(9,033)	(7,297)
Dividends received from associated undertakings	(1,189)	(824)	(889)
Translation differences	(190)	(793)	(1,274)
Net (disposals) acquisitions	(1,003)	10,339	6,613
Balance at the end of the reporting period	84,875	90,085	86,310

Principal associated undertakings

Associated undertaking	Country	Nature of operations	% of share capital held 31 December 2002	2001	2000
Agrochemical Corporation Azot	Russia	Sale of agricultural chemicals	46	46	—
Armrosgazprom	Armenia	Gas distribution and transportation	45	45	—
AEB	Hungary	Banking	26	26	26
BSPC	Netherlands	Construction and gas transportation	50	50	50
EuRoPol GAZ S.A.	Poland	Gas distribution and transportation	48	48	48
Debis Energy GmbH	Germany	Gas distribution	49	49	49
GASA – Zarubezhgas Import-Export GmbH	Germany	Gas distribution	30	30	30
Gas und Warenhandeslgesellschaft GmbH	Austria	Gas distribution	50	50	50
Gasym Oy	Finland	Gas distribution and transportation	25	25	25
KazRosGaz	Kazakhstan	Gas distribution and transportation	38	—	—
Latvias Gaze	Latvia	Gas distribution and transportation	25	25	25
Moldovagaz	Moldova	Gas distribution and transportation	50	50	50
Overgaz Inc.	Bulgaria	Gas distribution	50	50	50
Panrusgaz	Hungary	Gas distribution	31	31	31
Progress Gaz Trading	Yugoslavia	Gas distribution	25	25	25
Prometheus Gas	Greece	Gas distribution	50	50	50
Promgaz S.P.A.	Italy	Gas distribution	50	50	50
Sibur-Tyumen	Russia	Refining investments	42	42	—
Slovrusgaz	Slovakia	Gas distribution	50	50	50
Stella Vitae	Lithuania	Gas distribution and transportation	30	30	30
Turusgaz	Turkey	Gas distribution	45	45	45
WINGAS GmbH	Germany	Gas distribution and transportation	35	35	35

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

12 OTHER LONG-TERM INVESTMENTS

	31 December		
	2002	2001	2000
South Pars (net of provision for impairment of RR 2,038, RR 2,038 and nil as of 31 December 2002, 2001 and 2000 respectively)	22,930	19,566	15,925
Joint ventures (net of provision for impairment of RR 5,383, RR 4,954 and RR 6,467 as of 31 December 2002, 2001 and 2000, respectively)	2,354	2,088	2,612
Available-for-sale investments (net of provision for impairment of RR 23,796, RR 13,971 and RR 7,727 as of 31 December 2002, 2001 and 2000, respectively)	12,868	15,768	17,799
	38,152	37,422	36,336

South Pars is a jointly controlled contractual arrangement with Total South Pars and Parsi International Ltd. established in 1997 to provide services to National Iranian Oil Company in relation to development of South Pars oil and gas field in Iran. Under the terms of agreement OAO Gazprom has a 30% interest in this arrangement.

During the year ended 31 December 2002, RR 9,335 of other long-term investments of OAO AKB National Reserve Bank were deconsolidated (see Note 28).

Available for sale investments at 31 December 2001 and 2000 include the Group's 14.3% interest in ZAO Media-Most. This interest in ZAO Media-Most was acquired in November 1999 via the settlement of a ZAO Media-Most debt to the Group. ZAO Media-Most is a holding company owing interests in a number of mass media companies (see Note 28).

13 OTHER LONG-TERM ASSETS

	31 December		
	2002	2001	2000
Long-term accounts receivable and prepayments (net of provision of RR 3,061, RR 5,422 and RR 10,424 as of 31 December 2002, 2001 and 2000, respectively)	23,840	16,375	23,112
Advances for assets under construction (net of provision of RR 988, RR 2,255 and nil as of 31 December 2002, 2001 and 2000, respectively)	22,114	11,766	7,994
VAT related to assets under construction	10,480	5,963	—
Other long-term assets	16,027	14,817	10,808
	72,461	48,921	41,914

The fair value of long-term accounts receivable, excluding prepayments, is RR 19,353 and RR 9,218 as of 31 December 2002 and 2001, respectively.

14 ACCOUNTS PAYABLE AND ACCRUED CHARGES

	31 December		
	2002	2001	2000
Trade payables	35,841	46,162	38,769
Accounts payable for acquisition of property, plant and equipment	24,217	34,888	31,246
Advances received	2,404	2,222	2,375
Accruals and deferred income	1,241	2,763	1,496
Other payables	32,137	37,522	42,677
	95,840	123,557	116,563

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

14 ACCOUNTS PAYABLE AND ACCRUED CHARGES—(continued)

Other payables include RR 19,634, RR 13,584 and RR 18,927 related to the operations of the Group's banking subsidiaries as of 31 December 2002, 2001 and 2000, respectively. These balances mainly represent amounts due to the banks' customers with terms at commercial rates, varying by maturity of deposit, ranging from 2.2% to 12.5% per annum as of 31 December 2002, from 0.7% to 12.6% per annum as of 31 December 2001, and from 3.6% to 11.6% per annum as of 31 December 2000.

In the years ended 31 December 2002 and 2001 approximately 31% and 41% of the Group's settlements of accounts payable and accrued charges were settled via non-cash settlements.

RR 2,182 and RR 1,098 of trade payables are denominated in foreign currency, mainly the US dollar, at 31 December 2002 and 2001, respectively.

15 TAXES PAYABLE

	31 December		
	2002	2001	2000
Excise tax	28,052	39,282	46,496
Tax penalties and interest	12,411	23,063	45,885
Road users tax	4,400	6,414	14,538
Net VAT	3,885	1,127	29,614
Profit tax	3,027	533	11,298
Royalty and mineral restoration taxes	336	7,160	10,889
Other taxes	6,209	7,748	9,992
	58,320	85,327	168,712
Less: long-term portion of restructured tax liabilities	(10,592)	(21,957)	(12,110)
	47,728	63,370	156,602

Substantially all accrued taxes above, except restructured tax liabilities (see below) incur interest at a rate of 1/300 of the refinancing rate of the Central Bank of the Russian Federation per day (21% and 25% per annum as of 31 December 2002 and 2001, respectively, and the refinancing rate decreased from 28% to 25% in November 2000). Interest does not accrue on tax penalties and interest.

The long-term portion of restructured tax liabilities comprise various taxes, penalties and interest payable to the Russian Government which were previously past due and which have been restructured following the application of Government Resolution dated 3 September 1999 No.1002. During 2002, 2001 and 2000 the Group negotiated the restructuring of its tax liabilities. The Group's current restructuring agreements presume payments of outstanding restructured taxes over a period of ten years, in accordance with agreed payment schedules.

The restructuring resulted in the recognition of a gain recorded in the consolidated statement of income as part of net monetary effects and financing items in the amount of RR 1,349, RR 21,526 and RR 23,037 for the years ended 31 December 2002, 2001 and 2000, respectively (see Note 24). The gain is based on the difference between the estimated fair value of the new restructuring agreement (based on discounted future cash flows) and the carrying amount of the old payables. Failure to pay the restructured taxes as they become due would result in reinstatement of the original liability.

The amortization of the discount on restructured taxes is recorded within interest expense and amounted to RR 4,650, RR 3,513 and RR 2,396 for the years ended 31 December 2002, 2001 and 2000, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

15 TAXES PAYABLE—(continued)

The long-term portion of restructured tax liabilities has the following maturity profile:

	31 December		
	2002	2001	2000
Between one and two years	6,615	4,598	3,112
Between two and five years	14,675	6,977	9,316
After five years	702	45,767	20,323
	21,992	57,342	32,751
Less: unamortized discount on restructured taxes	(11,400)	(35,385)	(20,641)
	10,592	21,957	12,110

The total amortised cost of restructured tax liabilities were RR 13,071, RR 24,943 and RR 12,110 as of 31 December 2002, 2001 and 2000, respectively.

Interest on restructured tax liabilities is accrued quarterly based on outstanding restructured tax liabilities, applying the refinancing rate of the Central Bank of the Russian Federation. RR 6,622, RR 7,949 and RR 14,257 of the restructured tax liabilities as of 31 December 2002, 2001 and 2000, respectively, accrue interest at one-tenth of the official rate of the Central Bank of the Russian Federation as of the date of the Government Resolution (5% p.a.).

During the year ended 31 December 2002 some of the Group's subsidiaries became eligible to extinguish one half of restructured tax interest and penalties. The additional gain recorded upon extinguishment of restructured tax interest and penalties is recorded in the consolidated statement of income as a part of net monetary effects and financing items in the amount of RR 9,435 for the year ended 31 December 2002 (see Note 24). The amortisation of the respective discount is recorded within interest expense and amounted to RR 2,734 for the year ended 31 December 2002.

In 2001 excise tax rate for gas sales to CIS countries was reduced from 30% to 15%, effective from 1 January 2001.

16 SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM BORROWINGS

	31 December		
	2002	2001	2000
Short-term borrowings:			
RR denominated borrowings	11,134	38,581	38,475
Foreign currency denominated borrowings	75,926	63,496	50,698
	87,060	102,077	89,173
Current portion of long-term borrowings (see Note 17)	97,763	91,013	63,889
	184,823	193,090	153,062

Short-term RR denominated borrowings had average interest rates ranging from 5.0% to 20.1%, from 5.0% to 25.0% and from 17.0% to 37.0% for the years ended 31 December 2002, 2001, 2000 respectively. Short-term foreign currency denominated borrowings had average interest rates ranging from 5.0% to 15.5%, from 6.5% to 16.0% and from 7.0% to 18.0% for the years ended 31 December 2002, 2001 and 2000, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

16 SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM BORROWINGS—(continued)

In 2002 OAO Gazprom placed RR 5,000 of bonds due 3 November 2005 with an interest rate of 15% payable every 6 months and a put option on 14 November 2003. The fair value of the put option is RR 43 as of 31 December 2002.

Included within the current portion of long-term borrowings as of 31 December 2001 is an interest free loan provided by RAO UES with a fair value of RR 8,754 and nominal value of RR 10,140. The loan was received on 27 December 2001. The purpose of the loan was to finance settlements of current tax liabilities of the Group's subsidiaries. The loan was settled in cash during the year ended 31 December 2002.

17 LONG-TERM BORROWINGS

			31 December		
	Currency	Due	2002	2001	2000
Long-term borrowings payable to:					
Credit Lyonnais	US dollar	2001-2005	54,325	80,290	109,249
Dresdner Bank AG	US dollar	2001-2005	39,219	59,515	82,616
Salomon Brothers AG	US dollar	2002-2009	38,849	—	—
Intesa BCI	US dollar	2001-2007	23,959	32,945	44,119
Bayerische Hypo-und Vereinsbank AG	US dollar	2002-2008	23,557	—	—
OAO Vneshtorgbank	US dollar	2001-2004	21,330	23,285	—
Mannesmann (Deutsche Bank AG)	Euro	2001-2008	17,908	19,636	24,503
an International banking consortium	Euro	2001-2007	11,728	13,018	17,343
Societe Generale	US dollar	2002-2008	10,348	—	—
OAO Sberbank RF	Roubles	2001-2003	—	11,681	—
a German banking consortium	Euro	2001-2007	8,872	10,943	13,504
SACE	US dollar	2002-2012	7,435	1,845	—
ABN AMRO	US dollar	2002-2004	6,473	—	—
Credit Suisse First Boston	US dollar	2001-2006	5,366	7,615	10,419
Bayerische Hypo-und Vereinsbank AG	Euro	2001-2006	6,037	7,273	—
Moscow Narodny Bank Limited	US dollar	2001-2006	7,507	6,969	—
Fuji Bank	US dollar	2003-2010	9,598	6,383	—
OAO Alfa Bank	US dollar	2002-2004	4,776	—	—
Eurobonds issued by AB Gazprombank (ZAO)	Euro	2001-2003	8,978	6,099	—
a Hungarian banking consortium	US dollar	2001-2005	3,858	4,544	—
Other long-term borrowings	Various	Various	36,243	36,385	42,372
Total long-term borrowings			346,366	328,426	344,125
Less: current portion of long-term borrowings			(97,763)	(91,013)	(63,890)
			248,603	237,413	280,235

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

17 LONG-TERM BORROWINGS—(continued)

	31 December		
	2002	2001	2000
RR denominated borrowings (including current portion of RR 17,834, RR 27,991 and nil as of 31 December 2002, 2001 and 2000, respectively)	31,548	39,767	33,106
Foreign currency denominated borrowings (including current portion of RR 79,929, RR 63,022 and RR 63,889 as of 31 December 2002, 2001 and 2000, respectively)	314,818	288,659	311,019
	346,366	328,426	344,125

	31 December		
Due for repayment:	2002	2001	2000
Between one and two years	92,378	92,063	66,525
Between two and five years	132,010	124,826	176,455
After five years	24,215	20,524	37,255
	248,603	237,413	280,235

Long-term borrowings include fixed rate loans with a carrying value of RR 120,134, RR 71,294 and RR 44,119, and fair value of RR 120,010, RR 68,243 and RR 38,782 as of 31 December 2002, 2001 and 2000, respectively. All other long-term borrowings have variable interest rates linked to LIBOR, and the carrying amounts approximate fair value.

The group does not have formal hedging arrangements to mitigate its foreign exchange risk or interest rate risk.

The weighted average effective interest rates at the balance sheet date were as follows:

	31 December		
	2002	2001	2000
Fixed rate RR denominated long-term borrowings	15.01%	16.15%	14.95%
Fixed rate foreign currency denominated long-term borrowings	8.14%	7.84%	5.54%
Variable rate foreign currency denominated long-term borrowings	4.68%	6.33%	7.38%

As of 31 December 2002, 2001 and 2000 loans and borrowings of RR 192,918 and RR 184,243 and RR 301,753 respectively, inclusive of current portion of long-term borrowings, are secured by revenues from export supplies of gas to Europe.

The Group has no subordinated debt and no debt that may be converted into an equity interest in the Group.

As of 31 December 2002 long-term bank borrowings included loans from Salomon Brothers AG received in 2002 in connection with the issuance of USD 500 million of Loan Participation Notes due 2007 with an interest rate of 9.125% and of USD 700 million of Loan Participation Notes due 2009, with an interest rate of 10.5%. The Notes were issued by, but without recourse to, Salomon Brothers AG with the sole purpose of financing a loan to OAO Gazprom. The USD 700 million Loan Participation Notes have a put option due on 21 October 2005. The fair value of the put option is RR 766 as of 31 December 2002.

As of 31 December 2001 other long-term borrowings include RR 3,207 of coupon documentary bearer bonds issued by OAO Gazprom in 1999. The issue amounted to 3.0 million bonds, each with a nominal value of 1,000 roubles and a due date of 15 April 2003. During the years 2000 and 2001, the Group repurchased 577 thousand bonds. As of 31 December 2002 the bonds were resold to external parties and are included within short-term borrowings. The total liability recorded in respect of the bonds excludes the unamortized discount related to future periods.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

18 PROFIT TAX

Before 1 January 2001 the Group accrued profit tax at rates of 30.0% and 38.0% on profits from non-banking and banking activities, respectively, computed in accordance with the Russian tax legislation. Following the enactment of new tax rates on 1 January 2001, the Group accrued current profit tax at the rate of 35% and 43% on profits from non-banking and banking activities, correspondingly, for the year ended 31 December 2001.

In August 2001 the Profit tax chapter of the Tax Code was enacted, which changed the profit tax rate to 24% on profits for non-banking and banking activities. This rate became effective starting from 1 January 2002.

Profit before profit tax for financial reporting purposes is reconciled to profit tax expense as follows:

	Year ended 31 December		
	2002	2001	2000
Profit before profit tax and minority interest	165,754	231,729	210,901
Theoretical tax charge at a statutory rate (24%, 35% and 30% for the years ended 31 December 2002, 2001 and 2000, respectively)	(39,781)	(81,105)	(63,270)
Tax effect of items which are not deductible or assessable for taxation purposes:			
Inflationary effects	(63,278)	(101,338)	(52,608)
Non-deductible expenses	(40,665)	(40,535)	(23,041)
Statutory tax concessions	—	13,721	27,013
Other non-temporary differences	7,592	8,167	(40,959)
Effect of increase in taxable base due to statutory revaluation	—	—	316,299
Effect of change in tax rate	—	(12,101)	19,159
Profit tax (expense) benefit	(136,132)	(213,191)	182,593

Inflationary effects principally include the impact of inflation on shareholders' equity, deferred tax assets and liabilities at the beginning of the reporting period and current tax expense.

Profit tax expense in the consolidated statement of income is stated net of RR 35, RR 950 and RR 1,121 of tax attributable to gains arising on treasury share transactions for the year ended 31 December 2002, 2001 and 2000 respectively (see Note 4).

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

18 PROFIT TAX—(continued)

Differences between the recognition criteria in Russian statutory taxation regulations and IFRS give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profit tax purposes. The tax effect of the movement on these temporary differences is recorded at the rate of 24%, 35% and 30% for the years ended 31 December 2002, 2001 and 2000, respectively.

	31 December 2002	Differences recognition and reversals	Effect of changes in tax legislation	Effect of deconsolidation of NRB	31 December 2001	Differences recognition and reversals	Effect of changes in tax legislation	31 December 2000
Tax effects of taxable temporary differences:								
Property, plant and equipment	(67,005)	(74,436)	(30,171)	—	37,602	(118,098)	(15,388)	171,088
Accounts receivable	—	—	19,727	—	(19,727)	7,166	9,041	(35,934)
Investments	(4,407)	(6,741)	—	3,276	(942)	(291)	431	(1,082)
Inventories	(1,855)	(803)	—	—	(1,052)	5,087	(1,363)	(4,776)
Impairment provision for accounts receivable	—	—	—	—	—	—	(4,824)	4,824
	(73,267)	**(81,980)**	**(10,444)**	**3,276**	**15,881**	**(106,136)**	**(12,103)**	**134,120**
Tax losses carryforward	10,248	10,248	—	—	—	—	—	—
Total net deferred tax (liabilities) assets	**(63,019)**	**(71,732)**	**(10,444)**	**3,276**	**15,881**	**(106,136)**	**(12,103)**	**134,120**

Deferred tax assets and liabilities arise mainly from differences in the taxable and financial reporting bases of property, plant and equipment and accounts receivable. These differences for property, plant and equipment are historically due to the fact that a significant proportion of the tax base is based upon independent appraisals, the most recent of which was recognised as of 1 January 2001, while the financial reporting base is historical cost restated for changes in the general purchasing power of the RR.

Following the enactment of Chapter 25 "Profit tax" of the Russian Federation Tax Code on 1 January 2002, the profit tax regulations allowed for different tax depreciation lives for different groups of property, plant and equipment. In accordance with the tax regulations, the Group recognised shorter tax depreciation lives effective 1 January 2002, resulting in increased tax depreciation and a RR 30,171 increase in the deferred tax liability attributable to property, plant and equipment as of 31 December 2002.

The revised tax depreciation lives also gave rise to current period tax losses in the statutory books of OAO Gazprom. Statutory entities can carry forward tax losses generated in an individual period for ten years, subject to a maximum utilization of 30% of the total amount of taxable profit each year. This resulted in a recognition of a deferred tax asset of RR 10,248 as of 31 December 2002, as management believes it is probable that these losses will be realized through offset against future taxable profit.

The deferred tax liability attributable to accounts receivable balances reversed in the year ended 31 December 2002 principally as a result of the change in the underlying tax legislation, effective 1 January 2002, to recognize sales revenue for profit tax purposes on an accrual rather than a cash basis.

The difference between the amount of temporary differences recognition and reversals for the year ended 31 December 2002 and respective deferred profit tax expense recognised in the consolidated statement of income for the year ended 31 December 2002 arises from transactions with treasury shares and is recognised in the consolidated statement of changes in shareholders' equity.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

18 PROFIT TAX—(continued)

In the context of the Group's current structure, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, a deferred tax asset of one company of the Group is not offset against a deferred tax liability of another company. As at 31 December 2002 deferred tax assets in the amount of RR 9,835 have not been recorded for the deductible temporary differences for which it is not probable that sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilised.

The temporary differences associated with undistributed earnings of subsidiaries amount to RR 105,453, RR 54,674 and RR 50,168 as of 31 December 2002, 2001 and 2000, respectively. A deferred tax liability on these temporary differences was not recognized because management controls the timing of the reversal of the temporary differences and believes that they will not reverse in the foreseeable future.

19 FINANCIAL INSTRUMENTS

Available-for-sale investments: amounts reported in the statement of income

The Group adopted IAS 39 at 1 January 2001. The impact on shareholders' equity at 1 January 2001 was a net gain of RR 627 in retained earnings for the re-measurement of available-for-sale securities, stated at fair value as of 1 January 2001.

	31 December	
	2002	2001
Unrealized fair value losses, net	(4,828)	(1,211)
Realized gains on sale, net	1,099	218
Losses on available-for-sale investments, net	(3,729)	(993)

Derivative financial instruments

As of 31 December 2002 the Group's banking subsidiaries had outstanding contracts to purchase and sell precious metals and foreign currencies at the market price at the date of maturity. The Group expects to settle these contracts in the normal course of business. These instruments are generally traded in an over-the-counter market with professional market counterparties on standardized contractual terms and conditions.

The following table provides an analysis of the Group's position and fair value of derivatives outstanding as of the end of the reporting period.

	31 December			
	2002		2001	
	Notional principal	Fair value	Notional principal	Fair value
Deliverable securities forward contracts	951	1,013	708	708
Deliverable forward currency contracts	651	655	4,062	4,071
Deliverable forward precious metal contracts	—	—	2,359	2,429
Written foreign currency option contracts	—	—	11,667	11,667
Total	1,602	1,668	18,796	18,875

As of 31 December 2001 the Group had outstanding forward foreign exchange contracts with Russian and foreign banks whereby it had agreed to buy or sell Russian Roubles in exchange for another currency at an exchange rate agreed to at the date of the contract. Some of these contracts were entered into prior to 17 August

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

19 FINANCIAL INSTRUMENTS—(continued)

1998 and matured during 1998, but had not yet been settled. The Group has been able to settle outstanding contracts with some counterparties and any resultant gains or losses have been recorded in the consolidated statement of income.

The Civil Code of the Russian Federation stipulates a three-year period for commencing action to enforce contracts. This period expired during 2001. On the basis of legal advice regarding the enforceability of these contracts under Russian law, market practices and the activities of other participants in the derivatives market in Russia, as well as a significant passage of time, management believes these contracts with domestic banks were no longer legally enforceable, and no losses will arise for the Group as a result of these contracts. Management has therefore not recorded any liabilities in respect of these contracts with domestic banks in the consolidated financial statements. Liabilities recorded under these contracts before 2001, amounting to RR 9,340, were released and recorded as derivative gains within operating expenses for the year ended 31 December 2001. The remaining written foreign currency option contracts with the principal amount of RR 11,667 at 31 December 2001 were due mostly by the Group banking subsidiary OAO AKB National Reserve Bank to foreign customers. In July 2002 the Group sold a 37% interest in the bank (see Note 28) and, accordingly, as of 31 December 2002 did not include the results of bank's operations into the Group's consolidated financial statements.

20 PROVISIONS FOR LIABILITIES AND CHARGES

Note		31 December 2002	2001	2000
..	Provision for pension obligations	19,386	13,921	10,715
31	Provision for environmental liabilities	2,368	1,377	6,114
..	Provision for guarantees	—	—	11,918
..	Other	235	4,749	17,282
		21,989	20,047	46,029
..	Less: current portion of provisions for liabilities and charges	—	—	(11,918)
		21,989	20,047	34,111

During the year ended 31 December 2002, RR 4,129 of provisions for liabilities and charges of OAO AKB National Reserve Bank were deconsolidated (see Note 28).

Total expenses associated with pension obligations are included within operating expenses in the consolidated statement of income and amount to RR 5,813, RR 3,525 and RR 1,662 for years ended 31 December 2002, 2001 and 2000, respectively.

The amounts recognized in the balance sheet are as follows:

	31 December 2002	2001
Present value of obligations (unfunded)	49,034	24,899
Unrecognised actuarial losses	(28,095)	(10,978)
Unrecognised past service cost	(1,553)	—
Net liability	19,386	13,921

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

20 PROVISIONS FOR LIABILITIES AND CHARGES—(continued)

The amounts recognized in the statement of income are as follows:

	Year ended 31 December	
	2002	2001
Current service cost	1,261	1,613
Interest cost	3,392	1,912
Net actuarial losses	434	—
Vested prior service cost	726	—
Net expense recognised in the statement of income	5,813	3,525

Movements in the net liability recognised in the balance sheet are as follows:

	Year ended 31 December	
	2002	2001
Net liability at the beginning of the reporting period	13,921	10,714
Net expense recognised in the income statement	5,813	3,525
Benefits paid	(348)	(318)
Net liability at the end of the reporting period	19,386	13,921

Principal actuarial assumptions used (expressed as weighted average):

	Year ended 31 December	
	2002	2001
Discount rate (real)	5%	8%
Future salary increases (real)	2%	2%
Employees average remaining working life (years)	19	17

21 SHAREHOLDERS' EQUITY

Share capital

Share capital authorised, issued and paid in totals RR 325,194 as of 31 December 2002, 2001 and 2000, and consists of 23.7 billion ordinary shares, each with a historical par value of RR 5.

Dividends

In 2002, the Group accrued and paid total dividends in the nominal amount of RR 0.44 per share in respect of 2001. In 2001, the Group accrued and paid final dividends for the year ended 31 December 2000 in the nominal amount of RR 0.23 per share. In 2000, the Group accrued and paid total dividends in the nominal amount of RR 0.19 per share (including interim dividends in the amount of RR 0.08 per share as well as final dividends in respect of 1999, in the amount of RR 0.11 per share).

In 2003 the Board of Directors recommended payment of a final dividend for the year ended 31 December 2002 in the amount of RR 0.40 per share. Because this decision of the Group management was reached after the balance sheet date and is subject to approval of the General shareholders meeting, the final dividend proposed in respect of 2002 has not been recognised in the consolidated balance sheet. If approved, the final dividend of RR 9,469 (including income tax on dividends in the amount of RR 667) will be paid prior to 31 December 2003.

Treasury shares

As of 31 December 2002, 2001 and 2000, subsidiaries of OAO Gazprom held 3,841, 2,672 and 2,684 million of the ordinary shares of OAO Gazprom. The Group controls the voting rights of these shares.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

21 SHAREHOLDERS' EQUITY—(continued)

In September 2002 the Group entered into an agreement with OAO Stroytransgaz to establish a joint activity which was formally established in October 2002. The Group contributed promissory notes of OAO Gazprom with a fair value of RR 4,759 (face value RR 5,719) payable in January 2004 and OAO Stroytransgaz contributed 1,144 million of ordinary shares of OAO Gazprom. Voting rights for the ordinary shares of OAO Gazprom, held by the joint activity are controlled by the Group (see Note 33). Accordingly, as of 31 December 2002, the Group's contribution into the joint activity with OAO Stroytransgaz was classified as investment in treasury shares, and classified as a deduction from shareholders' equity.

Retained earnings and other reserves

Included in retained earnings and other reserves are the effects of the cumulative restatement to the equivalent purchasing power of the Rouble as of 31 December 2002. Also, retained earnings and other reserves include translation differences of RR 2,052, RR (1,532) and RR 857 arising on the translating of the net assets of foreign subsidiaries and associated undertakings for the years ended 31 December 2002, 2001 and 2000, respectively.

Other reserves include a statutory fund for social assets, created at the time of privatisation in accordance with Russian legislation. From time to time, the Group negotiates to return certain of these assets to governmental authorities, and this process may continue. Social assets with a net book value of RR 2,133, RR 5,360 and RR 7,414 have been transferred to governmental authorities during the years ended 31 December 2002, 2001 and 2000, respectively. These transactions have been recorded as a reduction of retained earnings and other reserves.

The statutory accounting reports of the parent company, OAO Gazprom, are the basis for profit distribution and other appropriations. The basis of distribution is defined by legislation as the current year net profit, as calculated in accordance with RAR. The statutory profit for the parent company was RR 53,513, RR 85,292 and RR 64,168 for 2002, 2001 and 2000, respectively. However, the legislation and other statutory laws and regulations dealing with profit distribution are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these consolidated financial statements.

22 SALES

	Year ended 31 December		
	2002	2001	2000
Gas sales (including excise tax and net of VAT and custom duties) to customers in:			
Russian Federation	159,642	133,187	117,975
Former Soviet Union (excluding Russian Federation)	61,506	56,221	80,014
Europe	433,085	520,647	544,879
Gross sales of gas	654,233	710,055	742,868
Excise tax	(125,195)	(123,213)	(121,909)
Net sales of gas	529,038	586,842	620,959
Sales of gas condensate and oil and gas products (net of sales taxes)	56,647	74,640	40,497
Gas transportation sales	18,028	18,226	36,560
Other revenues	40,974	33,259	40,526
	644,687	712,967	738,542

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

22 SALES—(continued)

Gas sales (net of VAT and excise tax) to customers in Russia include sales made to the regional trade houses of 222 billion cubic meters (bcm) and 141 bcm, or RR 94,117 and RR 56,568 for 2001 and 2000, respectively. For 2001 sales were made to the regional trade houses at prices approximately 4% below regulated prices set for sales to final customers in Russia.

In 2002, the Group took control of certain regional trade houses. Following their consolidation, beginning in 2002 the Group incurred excise tax on domestic sales in the amount of RR 14,469 for the year ended 31 December 2002 (see Note 28).

A significant part of the natural gas sold by the Group in Europe is transported through the territory of Ukraine. The existing contract with the major customer in Ukraine, the Group's largest FSU customer, stipulates that transit services provided to the Group in Ukraine are settled by gas sales. For the years ended 31 December 2002, 2001 and 2000 net gas sales to Ukraine in settlement of transit services were RR 33,442 (26.2 bcm), RR 27,440 (21.9 bcm) and RR 30,338 (22.6 bcm), respectively.

Gas transportation sales (net of VAT) are primarily comprised of sales to companies of the Itera Group totalling RR 13,920 (61 bcm), RR 15,936 (64 bcm) and RR 29,750 (71 bcm) for the years ended 31 December 2002, 2001 and 2000, respectively. Trade receivables in respect of gas transportation services supplied to the Itera Group amounted to RR 4,029, RR 11,994 and RR 14,798 as of 31 December 2002, 2001 and 2000, respectively. The Itera Group is a producer and distributor of gas in the Russian Federation and other former Soviet Union countries.

23 OPERATING EXPENSES

	Year ended 31 December		
	2002	2001	2000
Transit costs	102,632	95,105	106,781
Depreciation	93,454	99,868	96,191
Staff costs	65,717	59,456	59,441
Materials	47,310	59,602	44,863
Taxes other than on income	43,975	46,289	56,176
Repairs and maintenance	24,218	21,552	17,550
Cost of goods for resale, including refined products	17,900	21,085	1,777
Impairment provision for accounts receivable	17,411	35,070	36,119
Electricity	13,449	11,430	11,072
Processing services	13,226	12,595	—
Purchased gas	9,957	7,466	12,137
Social expenses	7,013	6,088	3,481
Losses on disposal of property, plant and equipment	6,405	5,849	14,229
Insurance	5,825	4,147	1,334
Pension expense	5,813	3,525	2,582
Research and development	4,464	4,360	5,834
Impairment provision for investments and other long-term assets	—	2,550	30,578
Release of provision on forward foreign exchange contracts	—	(9,340)	(3,874)
(Release of) provision for impairment of assets under construction	(6,883)	6,503	34,188
Other	24,827	13,643	25,887
	496,713	506,843	556,346

During the year ended 31 December 2000, the Group purchased 9.0 bcm of Turkmenian gas from Itera LLC for RR 16,781. No gas was purchased from Itera LLC in 2002 and 2001. Additionally, in 2001 various Group subsidiaries purchased 1.4 bcm of gas from Itera Group companies for RR 740.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

23 OPERATING EXPENSES—(continued)

Due to changes in the tax legislation of the Russian Federation, effective 1 January 2001, accounts receivable written off are subject to VAT. For the year ended 31 December 2001, this resulted in a charge of RR 10,303 related to VAT on accounts receivable balances written off during the period. The charge is included within the impairment provision for accounts receivable.

Taxes other than on income consist of:

	Year ended 31 December		
	2002	2001	2000
Mineral severance tax	20,485	—	—
Road users tax	10,369	9,924	28,951
Property tax	9,371	9,563	5,944
Royalty tax	—	12,633	10,329
Mineral restoration tax	—	9,090	5,189
Other taxes	3,750	5,079	5,763
	43,975	46,289	56,176

Taxes other than on income included in operating expenses are computed as follows:

- Effective 1 January 2002, the royalty and mineral restoration taxes were abolished and replaced by a mineral severance tax. The rate of mineral severance tax is 16.5% of the value of gas produced from gas condensate fields and RR 340 per ton of oil and gas condensate produced from oil and gas condensate fields. The latter rate is subject to adjustments depending on fluctuations of oil price and the RR exchange rate;
- Road users tax is charged on sales of Group entities; changes in legislation effective 1 January 2001 reduced the road users tax from 2.5% to 1.0% and abolished the housing fund tax. An additional RR 2,261 of road users' tax was accrued in 2002 in respect of unpaid accounts receivable as of 31 December 2002 as the tax is abolished from 1 January 2003;
- Property tax is imposed at a maximum rate of 2.0% on the average annual net book value of fixed assets, intangible assets, inventory and (effective from 1 January 2001) on assets under construction which were not completed within contracted terms. Legislation provides for the exclusion of trunk pipelines from the taxable base;
- In 2001 royalty tax was imposed at rates ranging from 6.0% to 16.0% of the sales value of gas and other hydrocarbons produced. The actual rates of the tax were dictated in field licenses and were based on various factors;
- In 2001 mineral restoration tax was charged at the rate of 10.0% of the sales value of gas and other hydrocarbons sold by the production subsidiaries paid. Under legislation, in 2001 up to 100% of mineral restoration tax assessments could have been offset by a sum equal to the value of certain exploration works performed and paid for by the Group. In 2001 and 2000 the Group recovered 32.4% and 39.9% of mineral restoration tax assessments using this provision.

All taxes and rates discussed above are calculated based on amounts recorded in accordance with Russian statutory accounting regulations.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

24 GAINS ON AND EXTINGUISHMENT OF RESTRUCTURED LIABILITIES

Note		Year ended 31 December		
		2002	2001	2000
	Gain on extinguished restructured tax liabilities	9,435	—	—
	Gain on restructured other liabilities	3,124	1,596	—
15	Gain on restructured tax liabilities	1,349	21,526	23,037
		13,908	23,122	23,037

During 2002 an amicable agreement was signed by OAO AK Sibur with its creditors to restructure its liabilities (see Note 28). The present value of RR and foreign currency denominated liabilities, discounted at 17.1% and 8.7%, respectively, is RR 10,373. The resulting decrease is accounted for as an extinguishment of liability and the gain of RR 3,124 has been recognised in the consolidated statement of income. The increase of the carrying amount of the liability in subsequent years, as a result of the accretion of the discount, will be recognised in the statement of income as an interest expense.

25 RECONCILIATION OF RAR PROFIT TO IFRS NET PROFIT

	Year ended 31 December		
	2002	2001	2000
RAR profit per consolidated statutory accounts	121,598	115,565	83,095
Effects of IFRS adjustments:			
Deferred tax expense	(81,945)	(118,234)	277,271
Transition period current profit tax expense	(20,203)	—	—
Net effect of additional taxes other than on income	(2,637)	(3,181)	(2,591)
Impairment provision for accounts receivable	(10,386)	(10,358)	79,254
Other impairment provisions	3,503	(7,028)	(72,519)
Monetary gain	31,380	33,513	60,331
Net effect on indexation of revenues and costs	10,221	25,450	29,715
Discount related to restructured tax and other liabilities	4,473	21,526	23,036
Unamortized discount related to extinguished restructured penalties and interest	(16,259)	—	—
(Losses) gains on available-for-sale investments	(4,828)	6,381	(6,265)
Release of provision on forward foreign exchange contracts	—	9,340	3,874
Elimination of gain from sale of treasury shares	(1,057)	(4,332)	(2,615)
Net (increase) decrease in depreciation charge	(3,887)	6,248	(44,496)
Derecognition of income related to penalties and interest	(4,264)	(24,588)	—
Other	3,246	(37,103)	(36,670)
IFRS net profit	28,955	13,199	391,420

26 EARNINGS PER SHARE

Earnings per share has been calculated by dividing the net profit for the year by the weighted average number of shares outstanding during the year, excluding the weighted average number of ordinary shares purchased by the Group and held as treasury shares (see Note 21).

There were 20.8 billion, 21.0 billion and 21.0 billion weighted average shares outstanding for the years ended 31 December 2002, 2001 and 2000 respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

27 NET CASH PROVIDED BY OPERATING ACTIVITIES

	Year ended 31 December		
	2002	2001	2000
Profit before profit tax and minority interest	165,754	231,729	210,901
Adjustments to net profit before profit tax			
Depreciation	93,454	99,868	96,191
Impairment provision for accounts receivable	17,411	35,070	36,119
(Release of) charge for other impairment provisions, net	(8,602)	10,066	72,993
Net unrealised foreign exchange losses	14,474	9,378	8,125
Interest expense on borrowings and promissory notes	27,602	34,942	37,212
Gains on and extinguishment of restructured liabilities	(13,908)	(23,122)	(23,037)
Losses on disposal of property, plant and equipment	6,405	5,849	14,229
Monetary effects on non-operating balances	(53,750)	(65,461)	(86,796)
Interest income	(10,636)	(14,184)	(15,611)
Increase (decrease) in provisions for liabilities and charges	6,071	(25,979)	(14,323)
Net (decrease) increase in long-term assets	(4,054)	26,486	12,434
Net increase in long-term liabilities	7,038	—	—
Non-cash additions to property, plant and equipment and other long-term investments	(44,398)	(60,220)	(71,987)
Losses on fair value adjustments for trading and available-for-sale investments	4,828	4,248	3,069
Share of net income from associated undertakings	(4,285)	(4,087)	(871)
Total effect of adjustments	37,650	32,854	67,747
	203,404	264,583	278,648
Changes in working capital			
Decrease (increase) in accounts receivable and prepayments	57,234	73,609	(46,743)
Decrease (increase) in inventories	5,582	(4,791)	(16,218)
Decrease (increase) in other current assets	6,436	(23,748)	(3,486)
(Decrease) increase in accounts payable and accrued charges, excluding interest, dividends and capital construction	(29,096)	15,270	21,038
Decrease in taxes payable (other than profit tax)	(38,954)	(63,878)	(20,855)
(Increase) decrease in available-for-sale and trading investments	(9,363)	5,433	(2,983)
Total effect of working capital changes	(8,161)	1,895	(69,247)
Profit tax paid	(35,132)	(105,189)	(92,731)
Net cash provided by operating activities	**160,111**	**161,289**	**116,670**

Total cash taxes paid:

	Year ended 31 December		
	2002	2001	2000
Excise	128,778	129,734	127,333
VAT	39,131	67,295	36,913
Profit tax	35,132	105,189	92,731
Custom duties	27,606	40,983	32,093
Mineral severance tax	20,871	—	—
Road users tax	11,628	14,229	17,488
Royalty and mineral restoration tax	—	21,260	5,460
Property tax	5,660	8,457	5,028
Other	19,757	21,511	6,084
Total taxes paid	**288,563**	**408,658**	**323,130**

28 SUBSIDIARY UNDERTAKINGS

Principal subsidiary undertakings, 100% owned and incorporated in the Russian Federation

OOO Astrakhangazprom
OOO Bashtransgaz
OOO Burgaz
OOO VNIIgaz
OOO Volgogradtransgaz
OOO Volgotransgaz
OOO Gazkomplektimpex
OOO Gaznadzor
OOO Gazobezopasnost
OOO Gazpromavia
OOO Gazprominvestholding
OAO Gazprom-Media
OOO Gazsvyaz
OOO Gaztorgpromstroy
OOO Gazflot
OOO Gazexport
OOO Informgaz
OOO IRTs Gazprom
OOO Kavkaztransgaz
OOO Kaspygazprom
OOO Kubangazprom
OOO Lentransgaz
OOO Mezhregiongaz
OOO Mostransgaz
OOO Nadymgazprom
OOO Nadymstroygazdobytcha
OOO Novourengoysky GCC
OOO Noyabrskgazdobycha
OOO Orenburggazprom
OOO Permtransgaz
OOO Podzemgazprom
OOO Samaratransgaz
OOO Severgazprom
OOO Servicegazprom
OOO Szhizhenny gas
OOO Surgutgazprom
OOO Tattransgaz
OOO Tomsktransgaz
OOO TyumenNIIgiprogaz
OOO Tyumentransgaz
OOO Uraltransgaz
OOO Urengoygazprom
OOO Yugtransgaz
ZAO Yamalgazinvest
OOO Yamburggazdobycha

These subsidiaries are mainly involved in production, processing, transportation and sale of gas and hydrocarbon products.

Other principal subsidiary undertakings, 100% owned and incorporated outside the Russian Federation

Company	Type of activity	Location
Gazprom Finance B.V.	Investing	Netherlands
Gazprom UK Ltd.	Investing, banking	United Kingdom
Gazprom UK Trading Ltd.	Gas distribution	United Kingdom
Zarubezhgaz Management und Beteiligungsgesellschaft GmbH (ZMB)	Gas distribution	Germany
Zarubezhgaz Erdgashandel GmbH (ZGG)	Production, processing and sale of gas	Germany
Leadville Investments Ltd.	Investing	Cyprus

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

28 SUBSIDIARY UNDERTAKINGS—(continued)

Other principal subsidiary undertakings, less than 100% owned

	Percent of share capital held as of 31 December			
	2002	2001	2000	Location
OAO Gazavtomatika	49	49	51	Russia
OAO Gazenergoservice	51	51	51	Russia
AB Gazprombank (ZAO)	99	98	97	Russia
OAO Gazsibcontract	96	96	51	Russia
ZAO Gerosgaz	51	51	51	Russia
ZAO Kostromatrubinvest	99	99	99	Russia
ZAO Purgaz	51	19	19	Russia
ZAO Rosshelf	53	53	42	Russia
OAO AK Sibur	51	51	—	Russia
ZAO AKB Sovfintrade	94	94	65	Russia
OAO Spetsgazavtotrans	51	51	51	Russia
OAO TV Company NTV	65	65	46	Russia
OAO Volgogradneftemash	51	51	51	Russia
OAO Vostokgazprom	84	51	51	Russia
Wintershall Erdgas Handelshaus GmbH (WIEH)	50	50	50	Germany
Wintershall Erdgas Handelshaus Zug AG (WIEE)	50	50	50	Germany
OAO Zapsibgazprom	77	34	34	Russia
OAO Lebedinsky GOK	—	—	57	Russia

OAO AKB National Reserve Bank

In connection with changes in RF Federal law No.208-FZ of 26 December 1995 "On Joint Stock Companies", effective from 1 January 2002, the Group was not able to exercise its conversion rights on preference shares in OAO AKB National Reserve Bank. At the same time, the Group lost majority representation on the Board of Directors and no longer exercised control over the activities of the bank. Accordingly, effective 1 January 2002 the Group's investment in the bank was classified as an investment in an associated undertaking. In July 2002, in accordance with the decision of the Board of Directors, the Group disposed of 37.0% of ordinary shares and all of its preference shares in OAO AKB National Reserve Bank with total carrying value of RR 1,979, in exchange for consideration consisting of promissory notes issued by OAO AKB National Reserve Bank with a fair value of RR 364 payable in June 2003, and 50 million of ordinary shares of OAO Gazprom. As of the date of the transaction ordinary shares of OAO Gazprom were traded at RR 30.6 per share (in nominal roubles). No gain or loss resulted from the disposal of the Group's interest in OAO AKB National Reserve Bank. Following the transaction, the Group retains a 3.0% interest in OAO AKB National Reserve Bank, which is recorded within other long-term investments.

Rosshelf

The Rosshelf joint activity was established to develop the Prirazlomnoye and Schtokmanovskoye fields in the Barents Sea. OAO Gazprom and its subsidiary ZAO Rosshelf had 99.1% and 0.9% interest in the project, respectively. In October 2002 OAO Gazprom and its subsidiary ZAO Rosshelf signed an amendment to the Rosshelf joint activity agreement that provided for an additional participant—ZAO Sevmorneftegaz. ZAO Sevmorneftegaz is a company jointly controlled by ZAO Rosshelf and OAO Rosneft-Purneftegaz. Under the agreement ZAO Sevmorneftegaz will make a non-cash contribution valued at RR 4,334 in exchange for a 48.9% interest in the Rosshelf joint activity (see Note 33).

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

28 SUBSIDIARY UNDERTAKINGS—(continued)

OAO Vostokgazprom

In April 2002 the Group acquired an additional 32.8% of the voting shares of its production subsidiary OAO Vostokgazprom, increasing its interest from 51.0% to 83.8%. The consideration of RR 2 settled in cash approximates the fair value of purchased assets.

OAO Zapsibgazprom

In April 2002 the Federal Securities Commission cancelled the registration of additional stock issued by OAO Zapsibgazprom, a subsidiary of the Group. As a result, the Group increased its interest in the charter capital of OAO Zapsibgazprom from 34.0% to 51.1%.

In December 2002 the Group disposed of its 12% interest in OAO Arcticgas with a carrying value of RR 1 in exchange for 25.6% interest in OAO Zapsibgazprom and additional cash consideration of USD 2.95 million, increasing its interest in the ordinary share capital of OAO Zapsibgazprom from 51.1% to 76.7%. No significant gain or loss resulted from this transaction.

Media companies

Effective 1 January 2002 the Group's interests in media companies were reclassified from short-term available-for-sale investments to subsidiary undertakings as management announced its intention to operate these companies as subsidiaries rather than dispose of them. The media companies do not materially impact the financial position of the Group.

In July 2002 the Group acquired additional interests in ZAO Media-Most, in OAO TV Company NTV and in other media subsidiaries. Additionally, the Group acquired payables and promissory notes to third parties due by these companies. The consideration was partially settled in cash and partially through the forgiveness of debt owed to OAO Gazprom. As a result of this transaction the Group increased its interest in OAO TV Company NTV from 65.0% to 95.6% and in ZAO Media-Most from 14.3% to 38.6%. The Group has also increased its controlling interests in the other media subsidiaries. The transaction also provided for the Group to receive a further 39.6% interest in ZAO Media-Most but as of 31 December 2002 this interest was under arrest and the Group did not control the voting rights for these shares. As of 31 December 2002 ZAO Media Most was under liquidation and accordingly, the Group classified its 38.6% interest as other long-term investments.

In October 2002 the Group signed a framework agreement to sell non-controlling interests in several media companies, including OAO TV Company NTV, to Eurofinance Group (as nominee), the consideration for which is to be partially settled in cash and partially through the settlement of certain debt obligations of ZAO Media-Most and its media companies. The disposed interests primarily comprised those acquired in July 2002. As a result, the Group's interest in OAO TV Company NTV reduced to 65.3%. Under the framework agreement, Eurofinance Group shall contribute cash and these acquired interests into a new media holding company, which will be controlled and majority-owned by OAO Gazprom. The Group's contribution into the new holding company will comprise the remaining interests in its media subsidiaries. The transactions are expected to close in the third quarter of 2003. Management does not believe that the financial effect of these transactions will be material to the Group. As of 31 December 2002 the Group continues to hold a controlling interest in the above media companies.

ZAO Purgaz

In April 2002 the Group completed the repurchase of 32.0% of the shares in ZAO Purgaz from Itera pursuant to the repurchase option provided by a share purchase agreement dated 10 February 1999. As a result, the Group's interest in ZAO Purgaz increased from 19.0% to 51.0%. ZAO Purgaz has a licence for the development of the Gubkinskoye gas field in western Siberia. In connection with the acquisition of these ZAO

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

28 SUBSIDIARY UNDERTAKINGS—(continued)

Purgaz shares, the Group paid Itera RR 33 thousand in cash and financed ZAO Purgaz repaying RR 6,594 of original financing provided by Itera to ZAO Purgaz to finance development work. The consideration approximated the fair value of the incremental interest in the net assets acquired.

OAO AK Sibur

In January 2001 the Group acquired 51% of the voting shares of OAO AK Sibur. OAO AK Sibur is a leading seller of petrochemical products in Russia, it is also involved in light hydrocarbons processing. The consideration of RR 3,015 was settled by a combination of cash, promissory notes of Group companies and other securities.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:

Cash paid	863
Promissory notes of Group companies	1,365
Shares in other investments	787
Total purchase consideration	3,015
Fair value of identifiable net assets acquired	(1,130)
Goodwill	1,885

Other than for short-term investments, the fair value of the net assets approximated the book value of the net assets acquired.

The net cash flow arising from the acquisition is as follows:

Total purchase consideration	3,015
Less:	
Cash and cash equivalents acquired	(1,200)
Promissory notes of the Group companies	(1,365)
Shares in other investments	(787)
Net cash received on acquisition	(337)

OAO AK Sibur is one of the founders of OAO Gazsibcontract with a 45% interest in the charter capital. As a result of acquiring OAO AK Sibur the Group's effective share in the charter capital of OAO Gazsibcontract increased from 51% to 74%.

In December 2001 the Group subsidiary OAO AK Sibur purchased interests in the following companies:

Companies (subsidiaries and associated undertakings)	Purchased interest as of 31 December 2001 (%)
OAO Kemerovsky Azot	75
OAO Kautchuk	100
OAO Uralorgsintez	51
OAO Volzhsky AKZ	51
OAO Sibur-Tyumen	42
OAO Stirol	42

Interests in the above companies, all of which are involved in the petrochemical industry in the Russian Federation, were purchased from OOO IT. Total fair value of consideration paid to OOO IT was RR 7,472, of

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

28 SUBSIDIARY UNDERTAKINGS—(continued)

which RR 4,250 was attributable to acquired subsidiaries. The Group management is currently unable to assess whether the transaction with OOO IT is a related party transaction or if OOO IT is a related company to former management of OAO AK Sibur.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:

Promissory notes of OAO AK Sibur's related parties and contractors at fair value	4,250
Total purchase consideration	4,250
Less fair value of identifiable net assets acquired	(1,442)
Goodwill at acquisition	2,808
Less goodwill impaired	(2,808)
Unamortised goodwill as of 31 December 2001	—

In the first quarter of 2002 external supervision was introduced in respect of OAO AK Sibur under decision of the arbitration court. The arbitration court has cancelled the decision on placement of additional stock issue as a result of which OAO Gazprom could have lost control over OAO AK Sibur. As a result, OAO Gazprom maintains control over OAO AK Sibur.

On 10 September 2002 the creditors' meeting approved an amicable settlement agreement, which was subsequently approved by the court. The agreement provides for the restructuring and rescheduling of OAO AK Sibur's debts generally over a period of 8 years with first payments due in 2004.

Regional trade houses

Commencing in 1999 the Group has been participating in the creation of regional trade houses involved in the distribution of gas in Russia. In 2002 the interest of the Group in the majority of such companies increased from 20% to 51% of their share capital and these companies were consolidated.

Lebedinsky GOK

In January 2001 the Group exchanged a 57% interest in Lebedinsky GOK and a 17% interest in Oskolsky EMK for a 48% interest in ZAO Gazmetall. ZAO Gazmetall is a metallurgical holding company with controlling interests in Lebedinsky GOK and Oskolsky EMK. As the Group intends to sell its shares of ZAO Gazmetall, the investment has been classified as an available-for-sale investment. During the third quarter of 2001 management revalued the investment in ZAO Gazmetall to its estimated current market value of RR 2,302 recognising the net effect of revaluation in gains and losses on available-for-sale securities in the consolidated statement of operations. In March 2002 the Group made an agreement to sell its 48% interest in ZAO Gazmetall for USD 70 million. In accordance with the agreement the buyer of the above shares is OAO Oskolsky Metallurgical Plant, a subsidiary of ZAO Gazmetall.

Sovfintrade

In August 2001 the Group participated in the fourth stock issue of ZAO AKB Sovfintrade and as a result, the Group's interest in the bank's share capital increased from 65% to 94%, including 26% held by AB Gazprombank (ZAO).

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

28 SUBSIDIARY UNDERTAKINGS—(continued)

Gazavtomatika

In 2001 the Group's interest in OAO Gazavtomatika decreased from 51% to 49% as the Group did not participate in an additional share issue by OAO Gazavtomatika. However, due to the fact that the Group continued to exercise control over activities of the above company, it was still considered as subsidiary.

29 MINORITY INTEREST

	Year ended 31 December		
	2002	2001	2000
Minority interest at the beginning of the reporting period	17,387	11,921	10,153
Minority interest share of net profit of subsidiary undertakings	667	5,339	2,074
Net change in minority interest as a result of (disposals) acquisitions	(7,877)	127	(306)
Minority interest at the end of the reporting period	10,177	17,387	11,921

30 RELATED PARTIES

For the purpose of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions as defined by IAS 24 "Related Party Disclosures". In considering each possible related party relationship attention is directed to the substance of the relationship, not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding as of 31 December 2002, 2001 and 2000 are detailed below.

Government

The Government of the Russian Federation is the principal shareholder of the Group, directly owns approximately 38.37% of the issued shares of the Group. Government representatives also have the majority of seats on the Board of Directors. As of 31 December 2002 the subsidiaries of the Group held 16.2% of OAO Gazprom shares, through which they are entitled to vote as owners. Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

As a condition of privatisation in 1992, the Government imposed an obligation on the Group to provide an uninterrupted supply of gas to customers in the Russian Federation at government controlled prices.

Directors' remuneration

OAO Gazprom paid to members of the Board of Directors and Management Committee salary and bonuses of approximately RR 143, RR 84 and RR 77 for the years ended 31 December 2002, 2001 and 2000, respectively. The salary and bonuses of members of the Board of Directors is subject to approval by the General Meeting of Shareholders. Salary and bonus compensation paid to members of the Management Committee is determined by the terms of annual employment contracts.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

30 RELATED PARTIES—(continued)

Associated undertakings

Included within associated undertakings (see Note 11) is the loan receivable from EuRoPol GAZ S.A., in the amount of RR 27,344, RR 31,117 and RR 32,067 as of 31 December 2002, 2001 and 2000, respectively, issued by AB Gazprombank (ZAO), a subsidiary of the Group, at an interest rate of LIBOR + 2.6 %. Also included within associated undertakings as a component of the carrying amount are USD denominated receivables from EuRoPol GAZ S.A. of RR 8,555, RR 12,495 and RR 16,584 as of 31 December 2002, 2001 and 2000, respectively.

Associated undertakings include a loan receivable from WINGAS GmbH, in the amount of RR 14,331, RR 13,732 and RR 17,728 as of 31 December 2002, 2001 and 2000, respectively. The interest rates vary for different loan tranches. As of 31 December 2002 the aggregate effective interest rate for the loan receivable from WINGAS GmbH was 5.56%.

Included within accounts receivable are accounts receivable from Group associates (excluding EuRoPol GAZ S.A.) in the amount of RR 15,767, RR 17,571 and RR 15,127 as of 31 December 2002, 2001 and 2000, respectively.

During periods ended 31 December 2002, 2001 and 2000 the Group sold gas to its associated undertakings in the amount of RR 74,068, RR 84,821 and RR 74,450, respectively.

Gas is sold to associated undertakings, except for that sold to AO Moldovagaz, on the basis of long-term contracts, at index prices based on world oil and gas prices. Gas prices per thousand cubic meters for such sales ranged from USD 67 to USD 131, from USD 75 to USD 144 and from USD 64 to USD 133 in the year ended 31 December 2002, 2001 and 2000, respectively. Gas is sold to AO Moldovagaz based on annual contracts with fixed prices. Prices of gas per thousand cubic meters sold to Moldova amounted to USD 80 in the year ended 31 December 2002, 2001 and 2000, respectively.

The Group's impairment provision on accounts receivable included RR 14,914, RR 14,378 and RR 16,232 in respect of amounts due from AO Moldovagaz as of 31 December 2002, 2001 and 2000, respectively.

In 2002 the Group purchased gas from ZAO KazRosGaz for RR 140 at USD 28 per tcm. In 2001 and 2000 no gas was purchased from ZAO KazRosGaz.

In addition, the Group purchased gas transportation services from certain of the associated undertakings, principally EuRoPol GAZ S.A., which amounted to RR 13,795, RR 10,098 and RR 11,703 for the year ended 31 December 2002, 2001 and 2000, respectively. The cost of these services was determined based on prices of gas sold to these companies.

As of 31 December 2001, the Group had accounts payable for the contribution to charter capital due to ZAO Armrosgazprom of USD 126 million (RR 3,798). The Group settled the accounts payable in October 2002.

OAO AK Sibur

A substantial portion of OAO AK Sibur's transactions were executed with related parties. OAO AK Sibur's related party transactions are mainly with its associated undertakings listed below:

OAO Omskshina
OAO Sibur-Neftekhim
OAO Sibur-Tyumen
OAO Tobolsky NKhK
OOO Togliatti-Kauchuk
OAO Voltair-Prom
OAO Voltair
OAO Tomsky NKhZ
OAO Voronezhsyntezkauchuk
OAO Yaroslavskiy Shinniy Zavod

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

30 RELATED PARTIES—(continued)

The table below presents summarised financial information of OAO AK Sibur's and its subsidiaries for the years ended 31 December 2002 and 2001, after Group intercompany eliminations and before adjustments for minority interests:

	Year ended 31 December	
	2002	2001
Current assets	15,651	23,141
Non-current assets	17,870	7,679
Current liabilities	(27,978)	(46,068)
Non-current liabilities	(24,569)	(4,950)
	(19,026)	(20,198)
Sales	36,047	57,208
Operating expenses	(31,191)	(66,695)
Net loss	(3,732)	(23,703)

OAO Stroytransgaz

OAO Stroytransgaz is a major Russian constructor of pipelines, compressor stations and oil refineries. In the normal course of business, the Group enters into transactions with OAO Stroytransgaz for the construction of pipelines in the Russian Federation on the basis of the results of tenders. During years ended 31 December 2002, 2001 and 2000 transactions with OAO Stroytransgaz were entered into under contracts which had been executed by certain prior representatives of the Group's Board of Directors and members of their families who at that time owned significant shareholdings in OAO Stroytransgaz.

OAO Stroytransgaz rendered construction services for the Group in the amounts of RR 32,278, RR 39,963 and RR 32,397 for the year ended 31 December 2002, 2001 and 2000, respectively. As of 31 December 2002, 31 December 2001 and 31 December 2000, the Group had advances and receivables due from OAO Stroytransgaz in the amounts of RR 6,276, RR 8,507 and RR 2,320, respectively. As of 31 December 2002, 31 December 2001 and 31 December 2000, the Group had accounts payable to OAO Stroytransgaz in respect of construction of RR 10,911, RR 18,610 and RR 12,463, respectively. As of 31 December 2001 and 31 December 2000 receivable due from OAO Stroytransgaz in connection with finance arrangements for construction for the Group undertaken by OAO Stroytransgaz in amount of RR 4,050 and RR 8,016, respectively, net of an impairment provision in the amount of nil, was included within other long-term assets.

AEB

In 2002, 2001 and 2000 the Group obtained short-term loans from AEB, an associated undertaking of AB Gazprombank (ZAO), for the total amount of RR 4,530 (9.0% interest), RR 3,385 (14.8% interest) and RR 3,366 (12.5%), respectively.

OOO Interprokom

During the years ended 31 December 2002, 2001 and 2000, respectively, transactions with OOO Interprokom were entered into under contracts which had been executed by certain prior members of the Board of Directors and a member of the Management Committee of the Company and members of their families who at that time or currently own significant interests in OOO Interprokom.

OOO Interprokom acts as an agent for the Group in the acquisition of equipment and is remunerated for those services based on a fixed commission percentage. OOO Interprokom acted as an agent in the Group's acquisition of RR 8,021, RR 11,611 and RR 6,311 of equipment year ended 31 December 2002, 2001 and 2000,

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

30 RELATED PARTIES—(continued)

respectively. As of 31 December 2002, 2001 and 2000, the Group had advances and receivables due from OOO Interprokom in the amount of RR 877, RR 650 and RR 3,350, respectively. Commission paid to OOO Interprokom amounted to RR 113, RR 107 and RR 83 for year ended 31 December 2002, 2001 and 2000, respectively. As of 31 December 2002, 2001 and 2000, the Group had accounts payable to OOO Interprokom in respect of equipment supplies of RR 5,265, RR 8,708 and RR 6,965, respectively.

AB Gazprombank (ZAO), the Group's principal banking subsidiary, had outstanding import letters of credit issued on behalf of OOO Interprokom and sub-contractors of OOO Interprokom in the amount of RR 6,982, RR 9,751 and RR 11,086 as of 31 December 2002, 2001 and 2000 and, respectively. These import letters of credit are issued to third party suppliers in connection with the purchase of equipment by OOO Interprokom on behalf of the Group.

31 COMMITMENTS, CONTINGENCIES AND OPERATING RISKS

Operating environment

The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in the Russian Federation. Due to the capital-intensive nature of the industry, the Group is also subject to physical risks of various kinds. The nature and frequency of these developments and events associated with these risks as well as their effect on future operations and earnings, are not predictable.

Legal proceedings

The Group is a party to certain legal proceedings arising in the ordinary course of business. Additionally, the Group is subject to various environmental laws regarding handling, storage, and disposal of certain products and is subject to regulation by various governmental authorities. In the opinion of management, there are no current legal proceedings or other claims outstanding which could have a material adverse effect on the result of operations or financial position of the Group.

Taxation

Russian tax legislation is subject to varying interpretations and frequent changes. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Group may be assessed additional taxes, penalties and interest, which can be significant. Under Russian legislation, penalties are levied at 20% of the tax amount underpaid and interest is charged at a rate of 1/300 of the refinancing rate of the Central Bank of the Russian Federation per day (see Note 15). The Group's tax records remain open to review by the tax and customs authorities with respect to tax liabilities for three years.

Group changes

The Group is continuing to be subject to reform initiatives in the Russian Federation and in some of its export markets and the future direction and effects of any reforms are the subject of political considerations. Potential reforms in the structure of the Group, tariff setting policies, settlements of outstanding debts by governmental entities, and other government initiatives could each have a significant, but undeterminable, effect on enterprises operating in the Group.

Environmental matters

The enforcement of environmental regulation in the Russian federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically evaluates its

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

31 COMMITMENTS, CONTINGENCIES AND OPERATING RISKS—(continued)

obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities which might arise as a result of stricter enforcement of existing regulations, civil litigation or changes in legislation or regulation cannot be reasonably estimated, but could be material. In the current enforcement climate under existing legislation, the Group management believes that there are no significant liabilities for environmental damage, other than amounts that have been accrued in the consolidated financial statements.

Social commitments

The Group significantly contributes to the maintenance and upkeep of the local infrastructure and the welfare of its employees in the areas of its production operations, including contributions toward the construction, development and maintenance of housing, hospitals, transport services, recreation and other social needs.

Financial guarantees

	31 December		
	2002	2001	2000
Outstanding guarantees issued on behalf of:			
BSPC	37,258	21,890	—
Interconnector (UK) Limited	34,963	38,167	38,521
Itera Group companies	3,088	4,486	6,466
Albustan Investments Ltd	2,843	—	—
ZAO Media-Most	—	—	10,073
OAO AK Sibur	—	—	6,213
Other	9,555	15,741	7,055
	87,707	80,284	68,328
Less: provision for guarantees	—	—	(11,918)
	87,707	80,284	56,410

Included in financial guarantees are amounts denominated in USD of USD 2,634 million, USD 2,119 million and USD 1,659 as of 31 December 2002, 2001 and 2000, respectively.

In April 2000, credit facilities were provided to BSPC, an associated undertaking (see Note 11), by a group of Italian and Japanese banks for the amount of RR 71,233 (USD 2,053 million) for the construction of the offshore portion of the Blue Stream pipeline. In 2001, the Group was obligated to provide guarantees on behalf of BSPC in respect of RR 39,152 (USD 1,187) related to these credit facilities. As of 31 December 2002 and 2001, BSPC had borrowed RR 37,258 (USD 1,172 million) and RR 21,890 (USD 631 million), respectively, of these credit facilities which were guaranteed by the Group, pursuant to its obligation.

The Group provided guarantees on behalf of Interconnector (UK) Limited in connection with equipment and fixed assets leased for the construction of the Interconnector gas pipeline linking the United Kingdom to Continental Europe. The Group has a 10% interest in Interconnector (UK) Limited.

Line "Other" includes mainly guarantees issued by subsidiaries under contracts for purchasing equipment, construction and installation works. As of 31 December 2002 and 2001 this balance includes guarantees issued by OAO AK Sibur to third parties of RR 2,572 and RR 7,723, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

31 COMMITMENTS, CONTINGENCIES AND OPERATING RISKS—(continued)

Capital commitments

In the normal course of business, the Group has entered into contracts for the purchase of property, plant and equipment. The Board has approved a capital expenditure budget for 2003 of RR 179,800 including RR 73,840 in respect of capital expenditures related to the Yamal project.

Supply commitments

The Group has entered into long-term supply contracts for periods ranging from 5 to 20 years with various companies operating in Europe. The volumes and prices in these contracts are subject to change due to various contractually defined factors. As of 31 December 2002 no loss is expected to result from these long-term commitments.

Loan commitments

As of 31 December 2002, 2001 and 2000 the Group banking subsidiary AB Gazprombank (ZAO) had undrawn loan commitments related to credit facilities issued to external customers in amounts of RR 6,959, RR 2,804 and RR 867 respectively.

32 FINANCIAL RISK FACTORS

The Group's activities expose it to a variety of financial risks, including the effects of: changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management focuses on the unpredictability of financial markets and seeks to reduce potential adverse effects on the financial performance of the Group.

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the US dollar and the Euro.

In an operational sense, the Group's exposure to foreign exchange risk is reduced by the existence of both costs (principally transit expenses) and income denominated in foreign currency. Similarly, the Group has significant receivables denominated in foreign currency, which in effect act as a partial economic hedge against similarly denominated liabilities, principally long-term borrowings.

The Group has investments in foreign entities (see Notes 11 and 28), whose net assets are exposed to currency translation risk. Currency exposure of the net assets of the subsidiaries is reduced primarily through borrowings denominated in Euro. Exchange differences on the euro loans are recognized in the statement of income.

Interest rate risk

The Group borrows long-term debt principally at variable (LIBOR referenced) rates. Currently the Group does not operate a formal management programme focusing on the unpredictability of financial markets or seeking to minimize potential adverse effects on the financial performance of the Group. The Group has no significant interest-bearing assets.

Credit risk

Financial instruments, which potentially subject the Group to concentrations of credit risk primarily consist of accounts receivable including promissory notes. Credit risks related to accounts receivable are systematically monitored and are considered when impairment provisions are created. A significant portion of the Group's

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

32 FINANCIAL RISK FACTORS—(continued)

accounts receivable are from local gas distribution companies and energy companies. Although collection of these receivables could be influenced by governmental and other economic factors affecting these industries, management believes there is no significant risk of losses to the Group, other than to the extent to which provision for impairment of receivables has already been made.

Commodity risk

Revenues generated by the transportation and distribution segments depend on volumes and commodity prices, both of which can be affected by the prices of natural gas and other hydrocarbons. A decline in energy prices could result in a decrease in net income and cash flows. An extended period of low prices could precipitate a decrease in development activities and could cause a decrease in the volume of reserves available for transportation and processing through the Group's systems or facilities and ultimately impact the Group's ability to deliver under its contractual obligations.

33 POST BALANCE SHEET EVENTS

Financial investments

Petrochemical companies

In the third quarter of 2002 the Group signed agreements to acquire additional interests in a number of Russian petrochemical companies, the majority of which were already affiliated with OAO AK Sibur. The consideration to be paid is expected to consist primarily of long-term promissory notes which mature in 2005 with nominal value of RR 19,494. The fair value of the consideration has not yet been determined. As of 31 December 2002 the Group did not complete the majority of transactions and therefore did not control the voting rights associated with the additional interests. In April 2003, following the completion of the legal procedures the Group established control over majority of these companies and thereby increased its controlling interest in the charter capital of OAO AK Sibur from 50.7% to 75.7%. The management believes that the Group will not incur any substantial cash outflow in connection with these acquisitions.

OAO Severneftegazprom

In February 2003 the Group acquired a 51.0% additional interest in OAO Severneftegazprom from the Itera group at their nominal value (RR 102 thousand) and increased its interest in the share capital of OAO Severneftegazprom to 100%. At the same time the Group sold to Itera Group a 10.0% interest in OAO Sibirsky Oil and Gas Company at its carrying value of RR 2.55 plus a 7.8% interest in OAO Tarkosaleneftegaz at its total carrying value of RR 356 . Management believes that the carrying value of consideration paid approximated the fair values of the Group's interest in the net assets acquired. OAO Severneftegazprom, a production company, holds a license for the development of the Yuzhno-Russkoye field.

ZAO Agrochemical Corporation Azot

In February 2003 the Group sold its 40.1% interest in the share capital of ZAO Agrochemical Corporation Azot at its carrying value of RR 394. The shares were sold to the other shareholders of Azot as a result of the latter taking advantage of the pre-emptive purchase rights. Management believes that fair values of the shares being exchanged approximated the contract amounts. In April 2003 the Group re-acquired 33.9% interest for RR 333. Additionally, in May 2003 the Group reached an agreement with the shareholders of ZAO Agrochemical Corporation Azot to acquire an additional 52.64% interest in ZAO Agrochemical Corporation Azot for RR 606.

Rosshelf

In February 2003 ZAO Sevmorneftegaz made its non-cash contribution valued of RR 4,334 in exchange for a 48.9% interest in the Rosshelf joint activity (see Note 28). The effect of this transaction was to decrease OAO

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

33 POST BALANCE SHEET EVENTS—(continued)

Gazprom's direct and indirect interest in the Rosshelf joint activity from 99.1% to 62.9%. Management does not believe that the financial effect of these transactions is material to the Group. As a result of the transaction OAO Gazprom and ZAO Rosshelf will have 48.7% and 2.4% direct interests in the joint activity, respectively.

OAO Stroytransgaz

In March 2003 OAO Stroytransgaz terminated its participation in the joint activity agreement with the Group (see Note 21) in return for promissory notes contributed by the Group into this joint activity in October 2002. As a result, the Group now owns (as well as votes) the treasury shares owned by the joint activity.

In April 2003 the Group acquired 25.9% of the ordinary shares of OAO Stroytransgaz. The consideration with the fair value RR 3,335 included investments, promissory notes and cash.

Accounts receivable and prepayments

In March 2003 OOO Lotsman repaid in cash the amounts due under loans issued by the Group's subsidiaries in 2002 (see Note 8).

Borrowings

In January 2003 OAO Gazprom received a loan from Deutsche Bank AG of USD 200 million for a two year period at an interest rate of 9.1% per annum.

In February 2003 OAO Gazprom signed a loan agreement with BNP Paribas Bank of Euro 200 million for one year period at an interest rate of 9.8% per annum.

In February 2003 OAO Gazprom received a loan from Morgan Stanley Bank AG in connection with the issuance of USD 1.75 billion Loan Participation Notes due 2013 at an interest rate of 9.625% per annum.

In March and April 2003 OAO Gazprom received a loan from DEPFA Investment Bank Ltd of USD 500 million due 2008 at an interest rate of 9.8% per annum.

In May 2003 ZGG, a Group subsidiary in Germany, repaid the outstanding balance of the loan payable to an international banking consortium totalling Euro 318 million. At the same time ZGG received another loan from a different consortium totalling Euro 280 million. The new loan bears interest at six-month EURIBOR plus margin. The margin can vary from 1% to 2% depending on the debt service cover ratio. As of the date of the borrowing receipt the interest rate was 4.2% per annum. The loan will be repaid from October 2003 to October 2007 (similar to the replaced loan).

Treasury shares

In March 2003, the Group entered into purchase agreements with OOO Lotsman and OOO Prom-Invest to acquire 286 million ordinary shares of OAO Gazprom for cash consideration of RR 7,635 (USD 0.85 per share).

In May 2003 the Group entered into a sale agreement with an affiliate of Ruhrgas AG to sell 117 million ordinary shares of OAO Gazprom for cash consideration of RR 3,109 (USD 0.86 per share).

OAO GAZPROM
INVESTOR RELATIONS

The Company may be contacted at its registered office:

OAO Gazprom
Nametkina str., 16
V-420, GSP-7, 117997, Moscow
Russia

Telephone: (7 095) 719 3001
Facsimile: (7 095) 719 8333, 719 8335
www.gazprom.ru

APPENDIX A—DEGOLYER AND MACNAUGHTON LETTER

DEGOLYER AND MACNAUGHTON
4925 GREENVILLE AVENUE, SUITE 400
ONE ENERGY SQUARE
DALLAS, TEXAS 75206

September 8, 2003

OAO Gazprom
16A, Nametkina Street
117884, Moscow B-420
Russia

Gentlemen:

DeGolyer and MacNaughton has prepared estimates, as of December 31, 2002, of the extent and value of the proved and probable natural gas, oil, condensate, gas liquids, and sulfur reserves of certain fields in Russia owned or controlled by OAO Gazprom (Gazprom). These estimates will be presented in forthcoming reports being prepared for Gazprom by DeGolyer and MacNaughton listed in Attachment I, to this letter and are referred to collectively as "the Reports". The 20 fields evaluated are located in western Siberia and the Volga-Ural Province of Russia and include the following:

Astrakhan	Urengoi Oil
Bovanenko	Viengapursk
Gubkinsk	West Tarkosalinsk
Kharasevai	Yamburg
Komsomolsk	Yamsovieyskoye
Medvezhye	Yen-Yakha
North Urengoi	Yeti-Purovskoye
Novy Port	Yubileyne
Orenburg	Yuzhno Russkoye
Urengoi	Zapolarnoye

The estimated proved and probable gas, oil, condensate, gas liquids, and sulfur reserves owned or controlled by Gazprom, as of December 31, 2002, in the fields evaluated in the Reports, expressed in billions of cubic meters (10^9m^3) and billions of cubic feet (10^9ft^3), or millions of metric tons (10^6mt) and millions of barrels (10^6bbl), or millions of metric tons (10^6mt) and millions of U.S. tons (10^6U.S.t) are summarized below:

	English Units Gazprom Separator Gas		
	Total Proved	Probable	Proved Plus Probable
	($10^9 ft^3$)	($10^9 ft^3$)	($10^9 ft^3$)
Astrakhan	6,987.364	1,512.173	8,499.537
Bovanenko	115,483.912	10,289.277	125,773.189
Gubkinsk	11,163.673	136.667	11,300.340
Kharasevai	38,201.282	10,688.687	48,889.969
Komsomolsk	15,883.828	282.872	16,166.700
Medvezhye	11,937.065	788.225	12,725.290
North Urengoi	7,475.409	1,615.999	9,091.408
Novy Port	0.000	6,867.644	6,867.644
Orenburg	13,333.405	619.420	13,952.825
Urengoi	95,030.715	3,498.629	98,529.344
Urengoi (Oil)	19.773	38.141	57.914
Viengapursk	1,156.907	134.196	1,291.103
West Tarkosalinsk	7,169.654	110.606	7,280.260
Yamburg	103,690.579	10,775.211	114,465.790
Yamsovieyskoye	14,150.588	196.349	14,346.937
Yen-Yakha	6,041.999	502.528	6,544.527
Yeti-Purovskoye	10,562.617	116.184	10,678.801
Yubileyne	9,813.592	156.090	9,969.682
Yuzhno Russkoye	10,031.772	110.219	10,141.991
Zapolarnoye	98,116.159	5,634.456	103,750.615
Total	**576,250.293**	**54,073.573**	**630,323.866**

Notes:

1. Probable reserves have not been adjusted for risk.
2. Reserves estimates of the Gubkinsk field include those reserves attributable to the 49% interest in the field not owned by Gazprom.

	Metric Units Gazprom Separator Gas		
	Total Proved	Probable	Proved Plus Probable
	($10^9 m^3$)	($10^9 m^3$)	($10^9 m^3$)
Astrakhan	197.86	42.82	240.68
Bovanenko	3,270.14	291.36	3,561.50
Gubkinsk	316.12	3.87	319.99
Kharasevai	1,081.74	302.67	1,384.41
Komsomolsk	449.78	8.01	457.79
Medvezhye	338.02	22.32	360.34
North Urengoi	211.68	45.76	257.44
Novy Port	0.00	194.47	194.47
Orenburg	377.56	17.54	395.10
Urengoi	2,690.97	99.07	2,790.04
Urengoi (Oil)	0.56	1.08	1.64
Viengapursk	32.76	3.80	36.56
West Tarkosalinsk	203.02	3.13	206.15
Yamburg	2,936.19	305.12	3,241.31
Yamsovieyskoye	400.70	5.56	406.26
Yen-Yakha	171.09	14.23	185.32
Yeti-Purovskoye	299.10	3.29	302.39
Yubileyne	277.89	4.42	282.31
Yuzhno Russkoye	284.07	3.12	287.19
Zapolarnoye	2,778.34	159.55	2,937.89
Total	**16,317.59**	**1,531.19**	**17,848.78**

Notes:

1. Probable reserves have not been adjusted for risk.
2. Reserves estimates of the Gubkinsk field include those reserves attributable to the 49% interest in the field not owned by Gazprom.

	Gazprom Condensate and Gas Liquids	
	English Units	Metric Units
	(10^6bbl)	(10^6mt)
Total Proved	2,297.678	282.00
Probable	636.463	77.94
Proved Plus Probable	**2,934.141**	**359.94**

Note: Probable reserves have not been adjusted for risk.

	Gazprom Oil	
	English Units	Metric Units
	(10^6bbl)	(10^6mt)
Total Proved	59.892	7.67
Probable	808.444	98.78
Proved Plus Probable	**868.336**	**106.45**

Note: Probable reserves have not been adjusted for risk.

The Gazprom future net revenue and present worth to be derived from the production and sale of the proved and proved-plus-probable reserves owned or controlled by Gazprom in the fields evaluated in the Reports, as of December 31, 2002, are estimated below, expressed in millions of United States dollars (10^6U.S.$). Values were estimated in United States dollars (U.S.$) using the exchange rate effective December 31, 2002, which was Russian Roubles 31.7844 per U.S.$1.00.

	Future Net Revenue		Net Present Worth at 10%	
Field	Total Proved	Proved Plus Probable	Total Proved	Proved Plus Probable
	(10^6U.S.$)	(10^6U.S.$)	(10^6U.S.$)	(10^6U.S.$)
Astrakhan	4,233.90	4,728.51	1,360.77	1,383.03
Bovanenko	56,858.60	62,651.78	8,983.04	9,243.23
Gubkinsk	3,363.59	3,402.54	1,389.58	1,392.28
Kharasevai	18,316.37	24,330.09	2,210.99	2,383.36
Komsomolsk	4,963.13	5,049.09	2,480.83	2,493.78
Medvezhye	4,050.42	4,309.34	2,015.75	2,040.76
North Urengoi	2,374.08	2,893.70	1,110.19	1,241.03
Novy Port	0.00	7,552.64	0.00	683.21
Orenburg	1,011.54	1,080.64	293.30	336.78
Urengoi	32,068.85	33,449.96	11,023.42	10,870.54
Urengoi (Oil)	70.39	291.83	34.35	114.62
Viengapursk	314.00	346.29	188.41	200.11
West Tarkosalinsk	2,194.66	2,228.10	1,051.17	1,057.52
Yamburg	27,924.65	31,394.70	9,257.19	9,300.84
Yamsovieyskoye	5,261.98	5,327.32	2,244.53	2,248.72
Yen-Yakha	3,630.95	3,992.08	965.16	1,025.60
Yeti-Purovskoye	3,161.02	3,196.18	985.83	990.27
Yubileyne	3,576.11	3,631.94	1,853.26	1,864.70
Yuzhno Russkoye	3,323.76	3,360.88	631.91	635.22
Zapolarnoye	31,152.09	33,489.11	9,871.53	10,048.56
Total	**207,850.09**	**236,706.72**	**57,951.20**	**59,554.16**

Notes:

1. There has been no adjustment applied to the value of probable reserves to account for risk.
2. Future net revenue and present worth include the value of sulfur reserves from the Astrakhan field, as shown in Attachment II.
3. The values shown for the Gubkinsk field and total include revenues attributable to the 49% interest in the field not owned by Gazprom.
4. In preparation of these estimates, future income tax expenses have been taken into account at the field level and for transportation of gas for export.

The estimates of reserves, future net revenue, and present worth of future net revenue summarized are subject to the definitions, assumption, qualifications, explanations, and conclusions expressed in the Reports. These summaries should be considered in view of the conditions of the Reports and are susceptible to being misunderstood apart from the Reports.

Very truly yours,

DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON

Attachments

Attachment I

GAZPROM REPORTS
by
DeGOLYER and MacNAUGHTON

"Appraisal Report on Gas, Gas Liquids, and Sulfur Reserves owned by OAO Gazprom in the Astrakhan Field, Southeastern Europe, Russia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Bovanenko Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Gubkinsk Field, Western Siberia, as of December 31, 2002, Consolidated Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Kharasevai Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Komsomolsk Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Medvezhye Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas, Oil, and Condensate Reserves owned by OAO Gazprom in the Novy Port Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the North Urengoi Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Orenburg Field, Southeastern Europe, Russia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Gas Liquids Reserves owned by OAO Gazprom in the Urengoi Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Oil and Solution Gas Reserves owned by OAO Gazprom in the Urengoi Oil Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Viengapursk Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the West Tarkosalinsk Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Gas Liquids Reserves owned by OAO Gazprom in the Yamburg Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Yamsovieyskoye Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas, Oil, and Gas Liquids Reserves owned by OAO Gazprom in the Yen-Yakha Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Yeti-Purovskoye Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Yubileyne Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Yuzhno Russkoye Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas, Oil, and Gas Liquids Reserves owned by OAO Gazprom in the Zapolarnoye Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential."

Attachment II

ESTIMATES
of
SULFUR RESERVES and REVENUE
owned by
OAO GAZPROM
as of
DECEMBER 31, 2002

	Gazprom Sulfur Reserves		Gazprom Sulfur Revenue	
	English Units	Metric Units	Future Net Revenue	Present Worth @ 10%
	(10^6U.S.t)	(10^6mt)	(10^6U.S.$)	(10^6U.S.$)
Total Proved	146.71	133.09	605.42	202.46
Probable	31.77	28.82	131.10	4.29
Proved plus Probable	**178.48**	**161.91**	**736.52**	**206.75**

Notes:

1. Sulfur reserves are expressed as millions of metric tons (10^6mt) and millions of U.S. tons (10^6U.S.t).
2. All sulfur reserves are located in the Astrakhan field.
3. Probable reserves and associated revenue have not been adjusted for risk.

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COMPANY

Open Joint Stock Company
Gazprom
16 Nametkina Street
117884 Moscow
Russian Federation

ISSUER

Gaz Capital S.A.
2, Boulevard Konrad Adenauer
L-1115 Luxembourg

ARRANGERS AND DEALERS

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

DEALERS

ABN AMRO BANK N.V
250 Bishopsgate
London EC2M 4AA
United Kingdom

Bayerische Hypo- und Vereinsbank AG
Arabellastr. 12
D-81925 Munich
Germany

Commerzbank Atkiengesellschaft
60 Gracechurch Street
London EC3V 0HR
United Kingdom

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
United Kingdom

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Renaissance Securities (Cyprus) Limited
9th Floor, Capital Center
2-4 Arch, Makious III Ave.
Nicosia
Cyprus

Joint Stock Commercial Bank Rosbank
Mashi Poryvaevoi Str., 11
P.O. Box 208
107078 Moscow
Russian Federation

FINANCIAL ADVISOR TO THE COMPANY

Investment Company Horizon
16 Nametkina Street
117884 Moscow
Russian Federation

AUDITOR TO THE COMPANY

PricewaterhouseCoopers
Kosmodamianskya Nab. 52, Bld.5
115054 Moscow
Russian Federation

LEGAL ADVISORS TO THE COMPANY

As to English law
Cleary, Gottlieb, Steen & Hamilton
City Place House
55 Basinghall Street
London EC2V 5EH
United Kingdom

As to Russian law
Cleary, Gottlieb, Steen & Hamilton
(CGS&H Limited Liability Company)
Paveletskaya Square 2/3
115054 Moscow
Russian Federation

LEGAL ADVISORS TO THE ARRANGER, THE DEALERS AND THE TRUSTEE

As to English law
Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

As to Luxembourg law
Linklaters Loesch
4, rue Carlo Hemmer
L-1734 Luxembourg

As to Russian law
Linklaters CIS
Paveletskaya Square 2
Bld. 2
115054 Moscow
Russian Federation

TRUSTEE, REGISTRAR, PAYING AGENT AND TRANSFER AGENT

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
United States of America

PRINCIPAL PAYING AGENT, CALCULATION AGENT AND TRANSFER AGENT

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

LISTING AGENT, REGISTRAR, PAYING AGENT AND TRANSFER AGENT

Deutsche Bank Luxembourg S.A.
2, Boulevard Konrad Adenauer
L-1115 Luxembourg

OIL AND GAS CONSULTANTS

DeGolyer and MacNaughton
Suite 400
4925 Greenville Avenue
One Energy Square
Dallas, Texas 75206
United States of America



Open Joint Stock Company Gazprom
U.S.$5,000,000,000
Programme for the Issuance of Loan Participation Notes

to be issued by, but with limited recourse to,
Gaz Capital S.A., registered office at 2, Boulevard Konrad Adenauer, L-1115 Luxembourg, Register of Commerce and Companies Luxembourg B-95071
for the purpose of financing loans to

Open Joint Stock Company Gazprom

Under the Programme for the Issuance of Loan Participation Notes described in this Offering Circular (the "Programme"), Gaz Capital S.A. (the "Issuer"), subject to compliance with all relevant laws, regulations and directives, may from time to time issue loan participation notes (the "Notes") on the terms set out herein, as supplemented by a pricing supplement (each a "Pricing Supplement") setting out the specific terms of each issue. The aggregate principal amount of Notes outstanding will not at any time exceed U.S.$5,000,000,000 (or the equivalent in other currencies).

Notes will be issued in Series (as defined in "Summary of the Programme") and the sole purpose of issuing each Series will be to finance loans (each a "Loan") to Open Joint Stock Company Gazprom (the "Borrower," "Gazprom" or the "Company") as borrower, on the terms of a facility agreement between the Issuer and the Borrower dated September 22, 2003 (the "Facility Agreement"), as amended and supplemented by a loan supplement to be entered into in respect of each Loan on each Issue Date (each a "Loan Supplement" and, together with the Facility Agreement, the "Loan Agreement") between the Issuer and the Borrower. Subject as provided in the Trust Deed (as defined herein) the Issuer will charge, by way of first fixed charge as security for its payment obligations in respect of each Series of Notes and under the Trust Deed, its rights and interests as lender under the relevant Loan Agreement to Deutsche Bank Trust Company Americas as trustee (the "Trustee"), for the benefit of the holders of the corresponding Series of Notes (the "Noteholders") and will assign its administrative rights under such Loan Agreement to the Trustee (the "Assigned Rights").

In each case where amounts of principal, interest and additional amounts (if any) are stated to be payable in respect of a Series of Notes, the obligation of the Issuer to make any such payment constitutes an obligation only to account to the Noteholders, on each date upon which such amounts of principal, interest and additional amounts (if any) are due in respect of such Series of Notes, for an amount equivalent to all principal, interest and additional amounts (if any) actually received by or for the account of the Issuer pursuant to the corresponding Loan. **Noteholders will be deemed to have accepted and agreed that they will be relying solely on the credit and financial standing of the Borrower in respect of the payment obligations of the Issuer under the Notes.**

AN INVESTMENT IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

The Notes and the corresponding Loans (together, the "Securities") have not been, and will not be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and, subject to certain exceptions, may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons. The Notes may be offered and sold (i) within the United States to qualified institutional buyers (as defined in Rule 144A under the Securities Act ("Rule 144A")) that are also qualified purchasers as defined in Section 2(a)(51) of the U.S. Investment Company Act of 1940 (the "Investment Company Act") in reliance on the exemption from registration provided by Rule 144A (the "Rule 144A Notes"); and (ii) to certain persons in offshore transactions in reliance on Regulation S under the Securities Act (the "Regulation S Notes"). The Issuer has not been and will not be registered under the Investment Company Act. Prospective purchasers are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions, see "Subscription and Sale" and "Transfer Restrictions."

Application has been made to list the Notes issued under the Programme on the Luxembourg Stock Exchange. However, unlisted Notes may also be issued pursuant to the Programme. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be listed on the Luxembourg Stock Exchange (or any other stock exchange).

Regulation S Notes of each Series which are sold in an "offshore transaction" within the meaning of Regulation S under the Securities Act ("Regulation S"), will initially be represented by interests in a global unrestricted Note in registered form (each a "Regulation S Global Note"), without interest coupons, which will be deposited with a common nominee for, and registered in the name of a common nominee of, Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg") on its Issue Date. Beneficial interests in a Regulation S Global Note will be shown on, and transfers thereof will be effected only through records maintained by, Euroclear or Clearstream, Luxembourg. Rule 144A Notes of each Series sold to a qualified institutional buyer within the meaning of Rule 144A under the Securities Act, as referred to in, and subject to the transfer restrictions described in "Subscription and Sale" and "Transfer Restrictions," will initially be represented by a global restricted Note in registered form (each a "Rule 144A Global Note" and together with any Regulation S Global Notes, the "Global Notes"), without interest coupons, which will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company ("DTC") on its Issue Date. Beneficial interests in a Rule 144A Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. See "Clearing and Settlement." Individual definitive Notes in registered form will only be available in certain limited circumstances as described herein. Application may also be made to have Rule 144A Notes designated as eligible for trading in the Private Offering, Resale and Trading through Automated Linkages ("PORTAL") System of the National Association of Securities Dealers, Inc., as specified in the applicable Pricing Supplement.

Arrangers and Permanent Dealers

Deutsche Bank | **UBS Investment Bank**

Permanent Dealers

ABN AMRO
Credit Suisse First Boston
JPMorgan
Morgan Stanley

Commerzbank Securities
HVB Corporates & Markets
Merrill Lynch International
Renaissance Capital

JSCB Rosbank

The date of this Offering Circular is April 26, 2004

Gazprom, having made all reasonable enquiries, confirms that (i) this offering circular (the "Offering Circular") contains all information with respect to Gazprom, Gazprom and its subsidiaries taken as a whole (the "Group"), the Loans and the Notes that is material in the context of the issue and offering of the Notes; (ii) the statements contained in this Offering Circular relating to Gazprom and the Group are in every material particular true and accurate and not misleading; (iii) the opinions, expectations and intentions expressed in this Offering Circular with regard to Gazprom and the Group are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions; (iv) there are no other facts in relation to Gazprom, the Group, the Loans or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Offering Circular misleading in any material respect; and (v) all reasonable enquires have been made by Gazprom to ascertain such facts and to verify the accuracy of all such information and statements. Gazprom accepts responsibility accordingly. The Issuer accepts responsibility for all information with respect to itself.

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer, Gazprom, the Dealers or the Arrangers to subscribe for or purchase, any Notes.

The distribution of this Offering Circular and the offer or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer, Gazprom, any of the Dealers and the Arrangers to inform themselves about and to observe any such restrictions. Further information with regard to restrictions on offers and sales of the Notes and the distribution of this Offering Circular is set out under "Subscription and Sale."

No person is authorized to provide any information or make any representation not contained in this Offering Circular and any information or representation not contained in this Offering Circular and any information or representation so contained must not be relied upon as having been authorized by or on behalf of the Issuer, Gazprom, the Trustee, any of the Dealers or the Arrangers. The delivery of this Offering Circular at any time does not imply that the information contained in it is correct as at any time subsequent to its date.

None of the Issuer, Gazprom, the Dealers or the Arrangers or any of the respective representatives is making any representation to any offeree or purchaser of the Notes offered hereby, regarding the legality of an investment by such offeree or purchaser under appropriate legal investment or similar laws. Each investor should consult with their own advisors as to the legal, tax, business, financial and related aspects of purchase of the Notes.

In connection with any Series of Notes, the Dealer (if any) disclosed as a stabilizing agent (the "Stabilizing Agent") in the relevant Pricing Supplement (or any person acting for the Stabilizing Agent) may over-allot or effect transactions with a view to supporting the market price of Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilizing Agent (or any agent of the Stabilizing Agent) to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilizing shall be in compliance with all applicable laws, regulations and rules.

NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS MADE BY THE DEALERS OR THE ARRANGERS AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION SET FORTH IN THIS DOCUMENT, AND NOTHING CONTAINED IN THIS DOCUMENT IS, OR SHALL BE RELIED UPON AS, A PROMISE OR REPRESENTATION, WHETHER AS TO THE PAST OR THE FUTURE.

EACH PERSON CONTEMPLATING MAKING AN INVESTMENT IN ANY NOTES ISSUED UNDER THIS PROGRAMME FROM TIME TO TIME MUST MAKE ITS OWN INVESTIGATION AND ANALYSIS OF THE CREDITWORTHINESS OF GAZPROM AND THE ISSUER AND ITS OWN DETERMINATION OF THE SUITABILITY OF ANY SUCH INVESTMENT, WITH PARTICULAR REFERENCE TO ITS OWN INVESTMENT OBJECTIVES AND EXPERIENCE, AND ANY OTHER FACTORS WHICH MAY BE RELEVANT TO IT IN CONNECTION WITH SUCH INVESTMENT.

THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER U.S. REGULATORY AUTHORITY NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OF NOTES OR THE ACCURACY OR THE ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT, OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

ENFORCEABILITY OF JUDGMENTS

We, Gazprom, are an open joint stock company incorporated under the laws of the Russian Federation and most of our assets are currently located outside the United States and the United Kingdom. In addition, all of our directors and executive officers are residents of countries other than the United States and the United Kingdom. As a result, it may not be possible for you to:

- effect service of process within the United States and the United Kingdom upon any of our directors or executive officers named in this Offering Circular; or
- enforce, in the U.S. or English courts, judgments obtained outside United States or English courts against us or any of our directors and executive officers, named in this Offering Circular in any action.

In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United Kingdom, liabilities predicated upon English laws.

Judgments rendered by a court in any jurisdiction outside the Russian Federation will be recognized by courts in Russia only if an international treaty providing for the recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered. No such treaty exists between the United States and the Russian Federation or the United Kingdom and the Russian Federation for the reciprocal enforcement of foreign court judgments.

Each Loan Agreement will be governed by English law and will provide the option for disputes, controversies and causes of action brought by any party thereto against us to be settled by arbitration in accordance with the Rules of the London Court of International Arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards. However, it may be difficult to enforce arbitral awards in the Russian Federation due to:

- the inexperience of the Russian courts in international commercial transactions;
- official and unofficial political resistance to the enforcement of awards against Russian companies in favour of foreign investors; and
- the inability of Russian courts to enforce such awards.

DOCUMENTS INCORPORATED BY REFERENCE

This Offering Circular should be read and construed in conjunction with each relevant Pricing Supplement, any other amendment or supplement to this Offering Circular prepared from time to time in accordance with the undertakings by the Issuer and Gazprom in the Dealer Agreement described below, and the most recently published audited annual accounts and any interim accounts (whether audited or unaudited) published subsequently to such annual accounts, of Gazprom and the Issuer, which shall be deemed to be incorporated in, and to form part of, this Offering Circular and which shall be deemed to modify or supersede the contents of this Offering Circular to the extent that a statement contained in any such document is inconsistent with such contents. All documents incorporated by reference will be available free of charge from the offices of the Trustee and the Paying Agent in Luxembourg during normal business hours.

Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for the purposes of this Offering Circular to the extent that a statement contained in any subsequent document which is also incorporated herein by reference or that is a supplement hereto, modifies or supersedes such a statement (whether expressly, by implication or otherwise). Any statement so superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

SUPPLEMENTAL OFFERING CIRCULAR

Gazprom will, in connection with the listing of the Notes on the Luxembourg Stock Exchange, so long as any Note remains outstanding and listed on such exchange, in the event of any material change in the condition of the Issuer or Gazprom which is not reflected in this Offering Circular, prepare a supplement to this Offering Circular or publish a new Offering Circular for use in connection with any subsequent issue of the Notes to be listed on the Luxembourg Stock Exchange.

The Issuer and Gazprom may agree with any Dealer that a Series of Notes may be issued in a form not contemplated by the Conditions herein, in which event a supplemental Offering Circular, if appropriate, will be published which will describe the effect of the agreement reached in relation to such Notes.

TABLE OF CONTENTS

In this document, the terms "Company," "we," "us" and "our" refer to Open Joint Stock Company Gazprom (also known as OAO Gazprom) and its subsidiaries, unless the context otherwise requires. Definitions of certain terms used in this document may be found under the heading "Glossary of Selected Terms."

We measure our gas condensate and crude oil in metric tons. This document contains conversions of certain volumes from tons into barrels solely for the convenience of the reader. The conversion of volumes from metric tons to barrels varies at each of our fields due to different geological conditions. In this document, however, we use a conversion rate for all conversions of tons to barrels of one ton = 7.33 barrels. This document also contains conversions of cubic meters of natural gas and barrels of gas condensate and crude oil into barrels of oil equivalent solely for the convenience of the reader. In this document, we use a conversion rate for all conversions of one thousand cubic meters of natural gas = 5.8858 barrels of oil equivalent, one barrel of gas condensate = one barrel of oil equivalent and one barrel of crude oil = one barrel of oil equivalent.

Information contained under the heading "Overview of the Russian Gas Industry and its Regulation" includes extracts from information and data publicly released by official and other sources, and we accept responsibility for accurately reproducing such information and data but accept no further responsibility in respect of such information and data.

In this document, references to "roubles" and "RR" are to the lawful currency for the time being of the Russian Federation, references to "U.S. dollars," "dollars," "U.S.$" and "$" are to the lawful currency for the time being of the United States of America, references to "euro" and "€" are to the currency introduced at the start of the third stage of European economic and monetary union and references to "pounds," "sterling" or "£" are to the lawful currency for the time being of the United Kingdom. This document contains conversions of certain amounts into dollars at specified rates solely for the convenience of the reader. The U.S. dollar amounts have been translated from the RR amounts at the rate of RR30.61 = U.S.$1.00, which is the rate published by the Central Bank of Russia on September 30, 2003. With effect from January 1, 1998, the rouble was redenominated, with one new rouble being set equal to one thousand old roubles. All references herein to amounts in "roubles" are references to new roubles, and any rouble amounts relating to the period prior to January 1, 1998 have been restated in new roubles. No representation is made that the rouble or dollar amounts referred to herein could have been or could be converted into roubles or dollars, as the case may be, at these rates, at any particular rate or at all.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are not historical facts and are "forward-looking." This document contains certain forward-looking statements in various sections, including, without limitation, under the headings "Summary," "Risk Factors," and "Business." We may from time to time make written or oral forward-looking statements in reports to shareholders and in other communications. Examples of such forward-looking statements include, but are not limited to:

- statements of our plans, objectives or goals, including those related to products or services;
- statements of future economic performance; and
- statements of assumptions underlying such statements.

Forward-looking statements that may be made by us from time to time (but that are not included in this document) may also include projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios.

Words such as "believes," "anticipates," "expects," "estimates," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should be aware that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

- inflation, interest rate and exchange rate fluctuations;
- the price of natural gas;
- the effects of, and changes in, the policy of the government of the Russian Federation (the "Government");
- the effects of competition in the geographic and business areas in which we conduct operations;
- the effects of changes in laws, regulations, taxation or accounting standards or practices;
- our ability to increase market share for our products and control expenses;
- acquisitions or divestitures;
- technological changes;
- the effects of international political events on our business; and
- our success at managing the risks of the aforementioned factors.

This list of important factors is not exhaustive. When relying on forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environment in which we operate. Such forward-looking statements speak only as of the date on which they are made, and are not subject to any continuing obligations under the listing rules of the Luxembourg Stock Exchange. Accordingly, we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. We do not make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

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SUMMARY

Overview

We are the world's largest natural gas company, and the world's largest publicly-traded hydrocarbons company, in terms of reserves, production and transportation. We supply substantially all of the natural gas consumed in Russia, approximately 50% of the volume of natural gas consumed in the eight FSU countries to which we export our natural gas—Armenia, Belarus, Estonia, Georgia, Latvia, Lithuania, Moldova and Ukraine—and approximately 26% of the volume of natural gas consumed in Europe, making us the largest single supplier of natural gas to Europe. For the year ended December 31, 2002, our net sales were RR644,687 million (U.S.$21.06 billion) and our operating profit was RR147,974 million (U.S.$4.83 billion). For the nine months ended September 30, 2003, our net sales were RR597,382 million (U.S.$19.5 billion) and our operating profit was RR182,022 million (U.S.$5.95 billion). As of September 30, 2003, we had total assets of RR2,677,315 million (U.S.$87.5 billion) and total shareholders' equity of RR1,819,821 million (U.S.$59.5 billion).

Reserves. We estimate our reserves using Russian classifications and methodologies (the "Russian reserves system"), which differ significantly from internationally accepted classifications and methodologies developed by the Society of Petroleum Engineers and approved by the Joint Reserves Evaluation Committee ("SPE International Standards"), in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves. As of December 31, 2003, we had Russian reserves system combined ABC1 reserves of 28.0 tcm (989.1 tcf) of natural gas, 1,279.8 million tons (9.4 bbls) of gas condensate and 569.1 million tons (4.2 bbls) of crude oil, for a total of 178,390.2 mmboe. Over 80% of our Russian reserve system combined ABC1 natural gas reserves are located in western Siberia and are geographically concentrated. As of December 31, 2003, our three largest producing fields, Urengoiskoye, Yamburgskoye and Zapolyarnoye, all located in the Yamal-Nenets Region in western Siberia, accounted for 12.9 tcm of ABC1 natural gas reserves, or 46% of our total combined ABC1 natural gas reserves. The majority of our reserves outside of western Siberia are located in the Barents Sea and southern Russia.

Since 1997, DeGolyer and MacNaughton, an independent U.S. petroleum engineering consulting firm, has evaluated our reserves according to SPE International Standards. As of December 31, 2002, DeGolyer and MacNaughton had completed evaluations of 19 fields (21 deposits) accounting for approximately 89% of our combined ABC1 natural gas reserves, approximately 92% of our combined ABC1 gas condensate reserves and approximately 64% of our combined ABC1 crude oil reserves. As of December 31, 2002, these 21 fields contained proved reserves of 16.8 tcm (594.8 tcf) of natural gas, 374.9 million tons (2,748.0 mmbls) of gas condensate and 7.7 million tons (56.2 mmbls) of crude oil, for a total of 101,936.0 mmboe, and probable reserves of 1.9 tcm (67.1 tcf) of natural gas, 140.9 million tons (1,032.8 mmbls) of gas condensate and 98.8 million tons (724.1 mmbls) of crude oil, for a total of 12,863.1 mmboe. We believe that the fields evaluated by DeGolyer and MacNaughton are likely to contain most of our reserves that would be deemed proved or probable upon a full evaluation of our upstream properties according to SPE International Standards.

SPE International Standards differ from the standards applied by the United States Securities and Exchange Commission ("SEC Standards"). See "Business—Reserves and Production—Reserves—Differences between SPE International Standards and SEC Standards."

Exploration and Production. As of March 31, 2004, licenses held by OAO Gazprom and our wholly-owned subsidiaries included 36 for exploration and assessment (without development rights) with terms of up to five years, 16 combined hydrocarbon exploration, assessment and production licenses with initial terms of 25 years and with remaining terms of mostly between 18 and 23 years and 74 production licenses with initial terms of 20 to 25 years and with remaining terms of mostly between 11 and 23 years.

In the year ended December 31, 2003, we produced 540.2 bcm (19,078 bcf) of natural gas, 10.2 million tons (74.9 mmbls) of gas condensate and 802,800 tons (5.9 mmbls) of crude oil, for a total of 3,259.7 mmboe, as compared with 521.9 bcm of natural gas, 9.9 million tons (72.6 mmbls) of gas condensate and 706,400 tons (5.2 mmbls) of crude oil, for a total of 3,149.6 mmboe, in the year ended December 31, 2002. In the nine months ended September 30, 2003, we produced 395.7 bcm (13,975 bcf) of natural gas, 7.5 million tons (55.2 mmbls) of gas condensate and 595,200 tons (4.4 mmbls) of crude oil, for a total of 2,388.6 mmboe, as compared with 380.2 bcm (13,427 bcf) of natural gas, 7.3 million tons (53.3 mmbls) of gas condensate and 527,100 tons (3.9 mmbls) of crude oil, for a total volume of 2,294.9 mmboe, in the nine months ended September 30, 2002.

Our natural gas production represented approximately 87.1% of total natural gas production in Russia in 2003, as compared with 87.7% in 2002. Four of our production subsidiaries, Urengoigazprom, Yamburggazdobycha, Noyabrskgazdobycha and Nadymgazprom, together produced 91.1% of our natural gas in 2003, as compared with 91.8% in 2002. The Zapolyarnoye field, which came on stream in the third quarter of 2001, produced approximately 67.5 bcm and 36.8 bcm of natural gas in 2003 and 2002, or approximately 12% and 7% of our total natural gas production in those years, respectively.

Exports. We export our natural gas to Europe through our wholly-owned trading subsidiary, OOO Gazexport ("Gazexport"). Our exports to Europe accounted for approximately 27.4% and 27.2% of the volume of the natural gas we sold in 2002 and 2001, respectively, and 63.3% and 69.4% of our natural gas net sales revenues in those years. Our exports to Europe accounted for approximately 29.7% and 29.5% of the volume of the natural gas we sold in the nine months ended September 30, 2003 and 2002, respectively, and 66.2% and 65.0% of our natural gas net sales revenues in those periods. According to the statistical survey CEDIGAZ—"Natural Gas in the World—2002" (July 2003), we supplied 20% of the volume of natural gas consumed in western Europe and 61% of the volume of natural gas consumed in central and eastern Europe in 2002. Most of our exports to Europe are transported by pipeline through Ukraine and through the Yamal-Europe pipeline.

Domestic sales. We sell our products domestically to large industrial consumers, to regional gas distribution companies and to household consumers. In the past, we did not sell natural gas to household consumers, but as we gained influence over regional gas distribution companies through the acquisitions described below we began to make sales to household consumers.

Transportation. We own and operate Russia's Unified Gas Supply System (the "UGSS"), which gathers, processes, transports, stores and delivers substantially all the natural gas sold in Russia. The UGSS comprises the world's largest high-pressure trunk pipeline system, with a total length of over 151,600 km (not including connecting pipelines), 263 compressor stations and 24 underground natural gas storage facilities. We control and manage the transportation of gas in the UGSS network from our central dispatch management center, located in Moscow. We transported 674.1 bcm and 637.1 bcm through the UGSS in 2003 and 2002, respectively. Although we use most of the UGSS capacity for the transportation of the natural gas we produce or purchase, we also provide gas transportation services to third parties. Deliveries on behalf of third parties accounted for 16.4% and 12.7% of the total volume of natural gas supplied through the UGSS in 2003 and 2002, respectively.

Beginning in the late 1990s, we began acquiring interests through debt for equity swaps in regional gas distribution companies. As of December 31, 2003, we had controlling interests in 114, and non-controlling interests in an additional 71, of the approximately 320 regional gas distribution companies in Russia. These regional gas distribution companies own and operate medium- and low-pressure pipelines that transport gas to end consumers.

Processing and Refining. Our refining operations are carried out by our refining facilities, including those of our majority-owned petrochemicals subsidiary Sibur.

Our refining facilities, other than Sibur's, process natural gas for pipeline transportation, stabilize gas condensate and refine natural gas, gas condensate and crude oil into refined products. The processing, stabilizing and refining of natural gas, gas condensate and crude oil is carried out by six integrated refineries that remove hazardous and corrosive substances from natural gas and gas condensate and produce a broad range of products. The refineries also stabilize and refine gas condensate and crude oil as a single crude oil and gas condensate mixture. Our refineries produce products derived from natural gas such as dry marketable natural gas, de-ethanized natural gas, liquefied natural gas, ethane, helium, sulfur and odorant. Stabilized and refined products derived from gas condensate and crude oil include stable gas condensate, gas condensate distillate, diesel fuel, furnace fuel oil and automobile gasoline. In 2003, our refining facilities, excluding Sibur's, processed and refined 39.7 bcm of natural gas and 17.2 million tons (125.7 mmbls) of unstabilized gas condensate and crude oil, for a total volume of 359.4 mmboe, compared to 39.3 bcm of natural gas and 16.9 million tons (123.9 mmbls) of unstabilized gas condensate and crude oil, for a total volume of 355.2 mmboe, in 2002.

For a discussion of Sibur, see "Business—Refining—Sibur."

Relationship with the Government. The Russian Federation currently owns 38.37% of our shares directly, and representatives of the state have a voting majority on our Board of Directors (six of 11 seats). Moreover, our subsidiaries held approximately 17.33% of our shares as of September 30, 2003, which they are entitled to vote as owners. In addition, our transportation activities are a "natural monopoly" under

the Russian Federal Law "On Natural Monopolies" No. 147-FZ dated August 17, 1995. As a result, the Government regulates and sets the prices we charge for gas supplied to the domestic market, the tariffs we charge for the transportation of third parties' gas through the UGSS and other matters affecting our business. For example, we are required to have our budget, capital expenditure program and borrowing program approved by the Government. Through its share ownership, representation on our Board of Directors and role as our regulator, the Government has a strong influence over our operations and our dividend policy. At the same time, we play a significant role in Russia's financial system and economy. According to our analyses, we accounted for approximately 20% of federal budget revenues and approximately 10% of foreign exchange earnings of the Russian Federation in 2003. See "Risk Factors—Risks Relating to our Business—The Government has exercised, and can be expected to continue to exercise, a strong influence over our operations."

Strategy

Our main strategic objective is to maintain and strengthen our position as a leading gas company, both domestically and globally, by continuing to adapt to a rapidly changing business environment. To achieve this objective, we plan to:

- meet our production targets, including achieving our natural gas production target of 560 bcm by 2010, increasing to 580-590 bcm by 2020 and 610-630 bcm by 2030;
- ensure the effective, reliable and balanced supply of gas to Russian customers; and
- fulfill our long-term export contracts and inter-governmental agreements on gas supply.

To implement these plans, we have developed a number of strategic priorities, including:

Developing new cost-effective sources of supply from our existing reserves base to replace production declines in our largest fields. Based on (i) our current export contract portfolio, (ii) anticipated future demand and prices domestically and (iii) our reserves base, we believe that achieving annual natural gas production of 560 bcm by 2010, increasing to 580-590 bcm by 2020 and 610-630 bcm by 2030 is strategically optimal. In light of expected continuing production declines from three of our large west Siberian fields (Urengoiskoye, Yamburgskoye and Medvezhye), which accounted for approximately 61.8% of our total natural gas production in 2003, but only 35.9% of our total combined ABC1 natural gas reserves as of December 31, 2003, we intend to continue to invest in developing new production. Production from the Zapolyarnoye field began in 2001 and reached approximately 36.8 bcm in 2002 and 67.5 bcm in 2003. We intend to invest RR18.0 billion in 2004 and 2005 in developing the Zapolyarnoye field to full capacity, after which its production should reach 100 bcm per year. We also intend to invest in new production from our other western and eastern Siberian, Far Eastern and southern Russian deposits, the Yamal Peninsula and also in off-shore fields, including the Obsk-Tazovskaya Bay. See "Reserves and Production—Development Activities." To develop and maintain this production as efficiently as possible, we intend to work closely with international energy service companies and local institutes, both of which are essential to ensuring the best use of the latest technologies.

Purchasing gas from Central Asia. To help maintain our natural gas sales while production from our mature fields declines and new fields are being developed, we have signed long-term agreements to purchase natural gas from Turkmenistan and Uzbekistan. Purchases from GTK Turkmenneftegaz, the state oil and gas company of Turkmenistan, are expected to be 5-6 bcm in 2004 and may rise to 6-7 bcm in 2005 and up to 10 bcm in 2006. Depending on available transportation capacity, these purchases could reach 60-70 bcm in 2007 and 70-80 bcm annually from 2009 to 2028. Purchases from Uzbekistan totaled 1.3 bcm in 2003, are expected to rise to 7 bcm in 2004 and up to 10 bcm annually from 2005 to 2012.

Further developing transportation infrastructure to meet growing demand for gas and increase our flexibility in delivering gas to export and domestic markets. We expect demand for natural gas in our core export market—Europe—to grow and for our European export obligations to grow accordingly. In order to integrate our production sites into our pipeline network and to continue to meet our contractual export obligations, we are developing new pipelines, such as the Zapolyarnoye-Urengoi pipeline, the northern areas of the Tyumen region-Torzhok (SRTO-Torzhok) pipeline, the Pochinki-Izobilnoye-North Stavropolskoye underground gas storage facility pipeline and the Yamal-Europe (Torzhok-Poland) pipeline. We have announced plans to develop a North European pipeline from northwest Russia (under the Baltic Sea) to the German shore and onwards through The Netherlands to the United Kingdom. We are also currently analyzing opportunities in Asian and other markets and the potential desirability of further investments in gas transportation infrastructure, including for liquified natural gas ("LNG"), to meet anticipated demand growth and market opportunities in China, Japan, the United States and elsewhere.

Enhancing our refining capabilities. Our long-term refining strategy is to enhance our competitive position in Russia, the FSU and Europe, in particular through our subsidiary Sibur, one of Russia's leading petrochemicals companies. We plan to modernize our gas processing and refining facilities at Sibur and elsewhere in order to increase our production of refined products overall (and our refining throughput) as well as the depth of our refining, allowing us to produce higher margin products.

Enhancing profitability by capitalizing on the profitable and growing European export markets, while increasing cash generation from domestic and FSU sales. In the first nine months of 2003, net sales of natural gas to Europe represented 29.7% of our total gas sales volumes and 66.2% of our net gas sales revenues. We expect to continue to increase our export sales volumes under our export contracts, thus contributing to our profitability. In addition, we intend to continue our current efforts to improve the profitability of our domestic sales by lobbying the Government for price increases and by improving payment discipline from domestic and FSU customers.

Continuing to develop strategic partnerships, both in Russia and internationally. We have entered into various strategic partnerships, both domestically and abroad, and are continually seeking new opportunities to maximize the value of our assets through these relationships. We have entered into cooperation agreements with Rosneft, including agreements for the development of the significant Shtokmanovskoye and Prirazlomnoye fields and, in conjunction with Surgutneftegaz, for the development of gas and oil fields and an integrated natural gas supply system in eastern Siberia and the Republic of Sakha (Yakutia). We have also entered into a strategic partnership agreement with OAO LUKOIL ("LUKOIL"), which produces natural gas at fields in western Siberia that are located close to our major natural gas fields. The agreement provides, *inter alia*, for cooperation in oil and gas projects in Russia and other countries from 2002 to 2005. Under this agreement, we concluded a framework agreement in March 2003 according to which LUKOIL will sell us gas that it processes at its Nakhodkinskii field, an agreement in June 2003 on the development of hydrocarbon deposits in the Caspian Sea and a further agreement in October 2003 with respect to our purchasing gas produced at the Nakhodkinskii field. We have established a joint venture, WINGAS GmbH ("WINGAS"), with BASF AG ("BASF"), that owns pipelines in Germany and allows us to access the German market further downstream than by merely delivering gas at the border. We anticipate entering into strategic agreements with other domestic and international energy companies in the future.

Building our research and development capabilities to ensure low-cost development, production and transportation of our gas to increasingly competitive markets. We continue to invest in research and development in a number of scientific and technical areas. See "Business—Research and Development."

Improving corporate governance and protecting shareholders' rights by introducing best-practice management techniques and increased levels of transparency. At our 2002 general meeting of shareholders, we approved a new corporate governance charter outlining procedures for the protection of the rights of our shareholders, including our major shareholder, the Russian Ferderation, as well as our minority shareholders. In addition, our Board of Directors adopted resolutions on September 27, 2002 whereby all transactions, whether with interested parties or not, involving (i) OAO Gazprom shares, or interests or participations that OAO Gazprom or its subsidiaries hold in other companies, (ii) loans or other borrowings by OAO Gazprom having a value of greater than 0.3% of OAO Gazprom's unconsolidated balance sheet assets determined under Russian accounting principles and (iii) purchases or disposals by OAO Gazprom or its subsidiaries of its assets having a value greater than 0.3% of its unconsolidated balance sheet assets determined under Russian accounting principles require prior approval by our Board of Directors. We are now in the process of adopting similar procedures at our subsidiaries. We have also launched several initiatives to measure more accurately and improve our operating and financial performance, including programs related to optimizing domestic sales (including increasing cash collection), increasing internal controls over budget planning and execution, deployment of investment capital and debt management and increasing control over our subsidiaries. Finally, we intend to continue our efforts with respect to increasing transparency through ongoing publication of interim and year-end IFRS financial information, improved levels of disclosure for public market financings and improved relations with our public shareholders. In general, we seek to instill in our managers a sense of personal responsibility for the success of our business.

History and Privatization

Prior to 1991, the Russian gas industry was regulated by the Ministry of the Gas Industry. State-owned concern "Gazprom," which was formed in 1991, was the successor to the Ministry of the Gas Industry. This state-owned concern formed the basis for our transformation into a joint stock company in

accordance with Presidential Decree No. 1333 of November 5, 1992 "On the Transformation of the State Gas Concern Gazprom into Russian Joint Stock Company Gazprom" ("Decree No. 1333") and Resolution of the Council of Ministers of the Government of the Russian Federation No. 138 of February 17, 1993 "On the Establishment of Russian Joint Stock Concern Gazprom" ("Order No. 138"). Decree No. 1333 made us responsible for ensuring the efficient operation and development of the UGSS. Decree No. 1333 and the Presidential Decree of the Russian Federation No. 2116 of December 6, 1993 made us responsible for natural gas exports through Gazexport, our wholly-owned foreign trade subsidiary.

Decree No. 1333 charged us with the following principal tasks:

- ensuring a reliable supply of natural gas to customers in Russia and to foreign customers, and supplying gas abroad under inter-governmental and inter-state agreements;
- conducting a coordinated technical and investment policy for maintaining and further developing the UGSS;
- controlling the operation of the UGSS;
- financing and constructing natural gas pipelines and high pressure outlets to service areas of Russia where natural gas was previously unavailable; and
- providing access for any independent producer of natural gas to the UGSS in proportion to the amount of natural gas produced by such independent producer in Russia, subject to Government regulation of the natural gas price mechanism.

Our functions as owner of the UGSS and providing access to the UGSS are now regulated in accordance with the Federal Law No. 69 FZ dated March 31, 1999 "On Gas Supply in the Russian Federation" (the "Gas Supply Law").

The Council of Ministers of the Russian Federation approved our original Charter in Order No. 138, and we were registered as an open joint stock company on February 25, 1993. In 1993 and 1994 the Government issued us with licenses pursuant to the Subsoil Resources Law of 1992, granting us rights to exploit hydrocarbon reserves.

The Gas Supply Law states that at least 35% of the UGSS owner's shares (i.e., Gazprom) must be retained in federal ownership for an indefinite period of time and may only be disposed of pursuant to federal law. These shares, together with the 0.87% of our shares not placed during the privatization program in 1993 and 1994 and the 2.5% of our shares not sold in the second quarter of 1999, comprise the 38.37% of our shares currently directly held by the state.

Summary Consolidated Financial Information

The summary consolidated financial information set forth below shows our historical consolidated financial information as of September 30, 2003 and 2002 and for the nine months then ended and as of December 31, 2002, 2001 and 2000 and for the years then ended. The annual consolidated financial information as of December 31, 2002, 2001 and 2000 and for the years then ended has been extracted from, and should be read in conjunction with, the annual audited consolidated financial statements included elsewhere in this Offering Circular. The unaudited interim consolidated financial information as of September 30, 2003 and 2002 and for the nine months then ended has been extracted from and should be read in conjunction with the unaudited consolidated interim condensed financial information included elsewhere in this Offering Circular. The annual and interim consolidated financial information should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

Our annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations issued by the International Accounting Standards Board. Our interim consolidated condensed financial information is prepared in accordance with IAS 34. IFRS differs in certain respects from U.S. GAAP. For a summary of certain differences between IFRS and U.S. GAAP that are relevant to us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Certain Differences between IFRS and U.S. GAAP."

All RR amounts related to financial information for periods prior to 2003 are expressed in constant RR as of December 31, 2002 purchasing power, unless otherwise noted. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from January 1, 2003, we no longer apply the provisions of IAS 29, "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). Accordingly, no adjustment for the effects of changes in general purchasing power have been made for periods starting from January 1, 2003. Corresponding figures for the nine month period ended September 30, 2002 have been restated in constant RR as of December 31, 2002 purchasing power.

For periods up to and including December 31, 2002, the impact of stating our financial information in terms of the measuring unit as of December 31, 2002 was to:

- inflate current period transactions recorded in the statement of operations of the local statutory books by the average rate of inflation for the period in order to state them in terms of the purchasing power of the RR as of the balance sheet date (i.e., using the average inflation factor of 1.0638 for all relevant transactions in the year ended December 31, 2002);
- restate the period end non-monetary assets and liabilities and shareholders' equity, including share capital, in terms of the measuring unit current as of the period end; and
- restate all comparatives, both monetary and non-monetary items, in terms of the purchasing power of the RR as of December 31, 2002.

The restatement of all comparatives, in particular, had a significant impact on our reported sales and operating profit. For example, domestic sales expressed in constant RR decreased when increases in nominal prices were lower than inflation and increased less than might otherwise be expected even when increases in nominal prices were higher than inflation. Our ability to increase the prices we charge for our natural gas sales in the domestic market is constrained by Government regulations. Moreover, the impact of U.S. dollar and euro price increases for our export sales was offset in recent periods, and the impact of U.S. dollar and euro price decreases was magnified in recent periods, by the real appreciation of the RR (i.e., by a rate of inflation that is higher than the rate at which the RR is depreciating against the U.S. dollar or euro). As a result, our reported sales lagged behind the changes in our actually realized prices in nominal terms. On the other hand, our costs, which are mainly in RR and are generally not regulated, tended to increase in line with or even above inflation in recent periods.

In addition, the restatement of all comparatives had a significant impact on our debt balances. For example, even though we borrowed more than we repaid during the years ended December 31, 2002, 2001 and 2000, the restatement of our comparatives into current purchasing power resulted in our reported debt balances having declined at each period end until December 31, 2002. (The ratios we show below are not affected by this, because the other components of the ratios are subject to similar adjustments.)

The U.S. dollar amounts set forth below were not included in our annual or interim consolidated financial information and are provided for convenience only. They should not be construed as

representations that the RR amounts have been or could be converted into U.S. dollars at that or any other rate or as being representative of the U.S. dollar amounts that would have resulted if we reported in U.S. dollars. The U.S. dollar amounts have been translated from the RR amounts at the rate of RR30.61 = U.S.$1.00, which is the rate published by the Central Bank of Russia on September 30, 2003.

	Nine months ended September 30,				Year ended December 31,					
	2003		2002		2002		2001		2000	
	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR
					(amounts in millions)					
Statement of Operations										
Sales	19,516	597,382	14,424	441,510	21,061	644,687	23,291	712,967	24,127	738,542
Operating expenses, of which	(13,569)	(415,360)	(11,193)	(342,627)	(16,227)	(496,713)	(16,558)	(506,843)	(18,175)	(556,346)
Depreciation	(2,323)	(71,095)	(2,232)	(68,314)	(3,053)	(93,454)	(3,263)	(99,868)	(3,142)	(96,191)
Provisions[1]	(148)	(4,540)	(305)	(9,339)	(232)	(7,104)	(1,384)	(42,355)	(3,608)	(110,438)
Operating profit	5,947	182,022	3,230	98,883	4,834	147,974	6,733	206,124	5,952	182,196
Net interest expense[2]	(428)	(13,102)	(615)	(18,825)	(609)	(18,629)	(938)	(28,718)	(1,599)	(48,933)
Net monetary effects and other financing items [3]	395	12,091	795	24,341	1,171	35,853	1,674	51,229	2,608	79,836
Other[4]	83	2,568	114	3,504	19	556	101	3,094	(72)	(2,198)
Profit tax (expense) benefit, of which	(1,803)	(55,198)	(2,949)	(90,255)	(4,447)	(136,132)	(6,965)	(213,191)	5,965	182,593
Current profit tax expense	(1,021)	(31,259)	(1,413)	(43,256)	(1,770)	(54,187)	(3,102)	(94,957)	(3,093)	(94,688)
Deferred profit tax (expense) benefit	(782)	(23,939)	(1,535)	(46,999)	(2,677)	(81,945)	(3,863)	(118,234)	9,059	277,281
Minority interest	(63)	(1,942)	(33)	(1,006)	(22)	(667)	(174)	(5,339)	(68)	(2,074)
Net profit	4,131	126,439	544	16,642	946	28,955	431	13,199	12,786	391,420

	As of September 30,		As of December 31,					
	2003		2002		2001		2000	
	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR
			(amounts in millions)					
Balance Sheet								
Assets								
Total current assets, of which	18,420	563,830	14,046	429,935	16,186	495,460	17,022	521,047
Cash and cash equivalents and restricted cash[5]	4,460	136,514	3,169	96,991	2,978	91,163	1,908	58,401
Total long-term assets, of which	69,046	2,113,485	66,997	2,050,764	64,532	1,975,313	67,015	2,051,314
Property, plant and equipment	62,603	1,916,274	60,610	1,855,276	58,249	1,783,004	57,257	1,752,634
Liabilities and equity								
Total current liabilities, of which	12,649	387,181	12,080	369,775	14,715	450,419	16,886	516,894
Taxes payable	1,254	38,386	1,559	47,728	2,070	63,370	5,116	156,602
Short-term borrowings and current portion of long-term borrowings	5,669	173,514	6,038	184,823	6,308	193,090	5,000	153,062
Short term promissory notes payable	1,219	37,315	1,352	41,384	2,300	70,402	2,573	78,749
Total Long term liabilities, of which	14,894	455,915	12,704	388,875	9,776	299,254	10,941	334,919
Long term borrowings	10,004	306,235	8,122	248,603	7,756	237,413	9,155	280,235
Long term promissory notes payable	275	8,409	661	20,218	466	14,259	276	8,463
Restructured tax liabilities[3]	223	6,817	346	10,592	717	21,957	396	12,110
Minority interest	470	14,398	332	10,177	568	17,387	389	11,921
Total Shareholders' equity	59,452	1,819,821	55,927	1,711,872	55,659	1,703,713	55,821	1,708,627

	As of and for the nine months ended September 30,				As of and for the year ended December 31,					
	2003		2002		2002		2001		2000	
	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR
	(amounts in millions except ratios)									
Certain Items and Ratios										
Adjusted EBITDA(6)	8,319	254,653	5,503	168,457	7,551	231,121	10,234	313,277	11,523	352,706
Gross interest expense(7)	(738)	(22,601)	(830)	(25,401)	(956)	(29,265)	(1,402)	(42,902)	(2,109)	(64,544)
Net interest expense(2)	(428)	(13,102)	(615)	(18,825)	(609)	(18,629)	(938)	(28,718)	(1,599)	(48,933)
Total debt(8)	17,389	532,290	16,680	510,564	16,518	505,620	17,547	537,121	17,400	532,619
Net debt(9)	12,930	395,776	14,254	436,307	13,350	408,629	14,569	445,958	15,492	474,218
Adjusted EBITDA/Gross interest expense	11.27		6.63		7.90		7.30		5.46	
Adjusted EBITDA/Net interest expense	19.44		8.95		12.41		10.91		7.21	
Net debt/Adjusted EBITDA	1.25(10)		1.81(10)		1.77		1.42		1.34	

Notes:

(1) Includes impairment provisions for accounts receivable and prepayments, assets under construction, investments and other long-term assets, guarantees and inventory obsolescence.

(2) Gross interest expense less interest income.

(3) Monetary gain, exchange gains and gains on and extinguishment of restructured liabilities, less exchange losses. Monetary gain reflects the effect of inflation on our net monetary liability position as a result of the application of IAS 29 prior to 2003.

On September 3, 1999 the Government issued regulation #1002 allowing certain companies to negotiate the restructuring of various overdue taxes, interest and fines due to the federal government authorities over ten years. Interest accrues on the restructured tax payables (excluding interest and fines) at a rate of 5.5% per annum, representing 1/10 of the Central Bank of Russia's annual refinancing rate (55%) as specified in the regulation, and is paid quarterly. Current tax payments must be made timely. If the terms of the restructuring are violated, the original nominal value of the tax payable (including interest and fines) becomes due with additional interest of 1/300 of the Central Bank refinancing rate accruing for each day since the restructuring agreement.

Certain of our subsidiaries have signed such restructuring agreements. This resulted in the recognition of a gain in the respective periods based on the difference between the estimated fair value of the new agreements (based on discounted future cash flows) and the carrying amount of the old payables. This gain is reflected in gain on restructured taxes. Following the restructurings, we recognize the amortization of the discount and the interest accruing under the restructuring agreements as interest expense on taxes payable, which also includes interest that accrues when tax payments are overdue.

(4) Share of net income (losses) of associated undertakings and gains (losses) on available-for-sale investments.

(5) Cash and cash equivalents and certain restricted cash include balances of cash and cash equivalents restricted as to withdrawal under the terms of certain borrowings and other contractual obligations but exclude cash restricted as to withdrawal under banking regulations.

(6) Operating profit plus depreciation and the provisions referred to in note 1 above except for provisions for accounts receivable and prepayments. Provisions for accounts receivable and prepayments were RR3,004 million and RR8,079 million for the nine months ended September 30, 2003 and 2002, respectively, and RR17,411 million, RR35,070 million and RR36,119 million for the years ended December 31, 2002, 2001 and 2000, respectively. Adjusted EBITDA should not be considered as an alternative to net profits, operating profit, net cash provided by operating activities or any other measure of performance under IFRS.

(7) Interest expense on taxes payable, short- and long-term debt and other interest expense, excluding capitalized interest on borrowings. See note 3 above for an explanation of interest expense on taxes payable.

(8) Short-term borrowings and current portion of long-term borrowings, short-term promissory notes payable, long-term borrowings, long-term promissory notes payable and restructured tax liabilities.

(9) Total debt less cash and cash equivalents and balances of cash and cash equivalents restricted as to withdrawal under the terms of certain borrowings and other contractual obligations.

(10) Based on Adjusted EBITDA for the twelve months ended September 30 and net debt as of the balance sheet date. Adjusted EBITDA was RR317,317 million and RR240,663 million for the twelve-month periods ended September 30, 2003 and 2002, respectively.

Summary Reserves Information

We estimate our reserves of natural gas, gas condensate and crude oil using the "Russian reserves system," which differs significantly from SPE International Standards, in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves. See "Business—Reserves and Production—Reserves."

The estimation of reserves of natural gas, gas condensate and crude oil can be broken down into two components: (i) geological reserves, or the quantities of natural gas, gas condensate and crude oil contained in the subsoil and (ii) extractable reserves, or the portion of geological reserves whose extraction from the subsoil as of the date the reserves are calculated is economically efficient given market conditions and rational use of modern extraction equipment and technologies and taking into account compliance with the requirements of subsoil and environmental protection.

The Russian reserves system is based solely on an analysis of geological reserves. Explored reserves are represented by categories A, B, and C1; preliminary estimated reserves are represented by category C2; potential resources are represented by category C3; and forecasted resources are represented by the categories D1 and D2. We have included in this Offering Circular only information about our explored reserves, or reserves in categories A, B and C1.

While the Russian reserves system focuses on the actual physical presence of hydrocarbons in geological formations, and reserves are estimated based on the probability of such physical presence, SPE International Standards take into account not only the probability that hydrocarbons are physically present in a given geological formation but also the economic viability of recovering the reserves (including such factors as exploration and drilling costs, ongoing production costs, transportation costs, taxes, prevailing prices for the products, and other factors that influence the economic viability of a given deposit).

Under SPE International Standards, reserves are classified as "proved," "probable" and "possible," based on both geological and commercial factors. We have included in this Offering Circular information about our proved and probable reserves as of December 31, 2002, 2001 and 2000 based on evaluations by DeGolyer and MacNaughton of certain of our fields according to SPE International Standards. SPE International Standards differ from SEC Standards. See "Business—Reserves and Production—Reserves—Differences between SPE International Standards and SEC Standards."

The following table provides certain summary information about our combined ABC1 natural gas reserves as of December 31, 2003, 2002, 2001 and 2000. All reserves amounts are given in proportion to our actual shareholding in non-wholly-owned subsidiaries, equity basis companies and joint ventures, unless otherwise noted.

	At December 31,			
	2003	2002	2001	2000
Western Siberia (Urals federal district)[1]				
Natural Gas (bcm)	22,824	22,992	22,983	23,576
Gas Condensate (million tons)	763.4	768	770.3	751.0
(mmbls)	5,596	5,629	5,646	5,505
Crude oil (million tons)	466.4	461	473.9	481.5
(mmbls)	3,419	3,379	3,474	3,529
Combined (mmboe)	143,352	144,244	144,393	147,798
Northern European Russia (Northwestern federal district)				
Natural Gas (bcm)	1,478	1,479	1,496	1,613
Gas Condensate (million tons)	38.4	38.5	45.3	45.3
(mmbls)	281	282	332	332
Crude oil (million tons)	31.3	31.8	32.1	46.9
(mmbls)	229	233	235	344
Combined (mmboe)	9,210	9,220	9,372	10,170
Southern Russia (Southern federal district)				
Natural Gas (bcm)	2,625	2,639	2,654	2,671
Gas Condensate (million tons)	398.0	401.6	405.4	409.2
(mmbls)	2,917	2,944	2,972	2,999
Crude oil (million tons)	3.3	3.1	0.7	0.2
(mmbls)	24	23	5	1
Combined (mmboe)	18,392	18,499	18,598	18,721
South Ural Region (Privolzhski federal district)				
Natural Gas (bcm)	844	913	929	956
Gas Condensate (million tons)	59.3	59.6	59.9	60.6
(mmbls)	435	437	439	444
Crude oil (million tons)	59.9	57.8	58.8	58.8
(mmbls)	439	424	431	431
Combined (mmboe)	5,841	6,235	6,338	6,502
Southwestern Siberia (Siberian federal district)				
Natural Gas (bcm)	235	136	85	74
Gas Condensate (million tons)	20.7	15.6	9.7	7.5
(mmbls)	152	114	71	55
Crude oil (million tons)	8.2	8.6	5.3	5.3
(mmbls)	60	63	39	39
Combined (mmboe)	1,595	977	610	530
Total[2]				
Natural Gas (bcm)	28,006	28,159	28,147	28,890
Gas Condensate (million tons)	1279.8	1,283.4	1,290.6	1,273.6
(mmbls)	9,381	9,407	9,460	9,335
Crude oil (million tons)	569.1	562.3	570.8	592.8
(mmbls)	4,172	4,122	4,184	4,345
Combined (mmboe)	178,390	179,483	179,312	183,721

Note:

(1) As a result of our participation with Rosneft and other parties in a joint activity for the development of the Shtokmanovskoye and Prirazlomnoye fields, we included in our combined ABC1 reserves 50% of the reserves of these fields as of December 31, 2003, 62% of the reserves of these fields as of December 31, 2002 and 100% of the reserves of these fields for prior periods. See "—Projects and Alliances in Reserves and Production—Shtokmanovskoye and Prirazlomnoye fields."

(2) Totals may not add due to rounding.

Since 1997, DeGolyer and MacNaughton, an independent U.S. petroleum engineering consulting firm, has evaluated our reserves according to SPE International Standards. As of December 31, 2002, DeGolyer and MacNaughton had completed evaluations of 19 fields (21 deposits) accounting for approximately 91% of our combined ABC1 natural gas reserves, approximately 92% of our combined ABC1 gas condensate reserves and approximately 64% of our combined ABC1 crude oil reserves. We believe that the fields evaluated by DeGolyer and MacNaughton are likely to contain most of our reserves that would be deemed proved or probable upon a full evaluation of our upstream properties according to SPE International Standards.

The following table provides certain summary information about our proved and probable natural gas reserves in the fields evaluated by DeGolyer and MacNaughton as of December 31, 2002, 2001 and 2000. All reserves amounts shown in the table below are given in proportion to our actual shareholding in non-wholly-owned subsidiaries, equity basis companies and joint ventures unless otherwise noted.

	As of December 31,								
	2002			2001			2000		
	SPE International Standards			SPE International Standards			SPE International Standards		
Reserves in our fields evaluated to SPE International Standards[1][2]	**Proved[3][4]**	**Probable[3][4]**	**Combined Proved and Probable[3][4]**	**Proved**	**Probable**	**Combined Proved and Probable**	**Proved**	**Probable**	**Combined Proved and Probable**
Natural Gas (tcm)	16.8	1.9	18.7	16.2	1.5	17.7	17.0	1.5	18.5
Gas Condensate (million tons)	374.9	140.9	515.8	289.2	77.9	367.1	286.2	77.5	363.7
(mmbls).	2,748.0[5]	1,032.8[5]	3,780.8[5]	2,119.8[5]	571.3[5]	2,691.3[5]	2,097.9[5]	568.2[5]	2,666.1[5]
Crude Oil (million tons)	7.7	98.8	106.5	8.1	98.8	106.9	8.6	98.8	107.4
(mmbls)	56.2[5]	724.1[5]	780.3[5]	59.7[5]	724.1[5]	783.7[5]	63.1[5]	724.1[5]	787.2[5]

Notes:

(1) Data presented relates to the 19 fields (21 deposits), 17 fields (18 deposits) and 17 fields (18 deposits) evaluated by DeGolyer and MacNaughton as of December 31, 2002, 2001 and 2000, respectively.

(2) Data presented here includes 90% of the reserves of the West Tarkosalinsk field. We do not hold a production license for this field; however, we have entered into an agreement with Purneftegazgeologia, the holder of the production license, pursuant to which we receive 90% of the production from the field in exchange for developing it.

(3) Data presented here includes 100% of the reserves of the Gubkinskoye field, though we only hold a 51% proportionate interest through our subsidiary Purgaz.

(4) Data presented here includes 49% of the reserves of the Yuzhno-Russkoye field. The license for this field is held by Severneftegazprom, in which we held a 49% interest as of December 31, 2002.

(5) Amounts differ from those provided in the DeGolyer and MacNaughton letter attached as Appendix A because in this Offering Circular we use a conversion rate from metric tons to barrels of 1 ton = 7.33 barrels. Amounts in barrels provided in the DeGolyer and MacNaughton letter are calculated based on the specific gravities of each field.

Summary Production Information

The following table presents summary production information for the periods indicated. Our production activities are more fully described in "Business—Reserves and Production."

	For the nine months ended September 30,		For the year ended December 31,			
	2003(2)	2002(2)	2003(2)	2002(2)	2001	2000
Western Siberia						
(Urals federal district)(1)						
Natural Gas (bcm)	365.8	351.6	500.1	482.8	473.5	484.0
Gas Condensate (thousand tons)	3,816.3	3,765.1	5,207.6	5,090.5	4,971.0	5,036.0
(mmbls)	28.0	27.6	38.2	37.3	36.4	36.9
Crude oil (thousand tons)	374.4	382.7	499.0	509.0	508.3	512.0
(mmbls)	2.7	2.8	3.7	3.7	3.7	3.8
Combined (mmboe)	2,183.7	2,099.9	2,985.3	2,882.7	2,827.1	2,889.4
Northern European Russia						
(Northwestern federal district)						
Natural Gas (bcm)	2.2	2.2	2.9	2.9	3.2	3.3
Gas Condensate (thousand tons)	244.9	281.4	339.0	374.6	381.0	375.0
(mmbls)	1.8	2.1	2.5	2.7	2.8	2.7
Combined (mmboe)	14.7	15.0	19.6	19.8	21.6	22.2
Southern Russia						
(Southern federal district)						
Natural Gas (bcm)	9.9	9.5	13.3	12.9	12.5	11.7
Gas Condensate (thousand tons)	2,993.4	2,897.2	4,032.7	3,934.4	3,770.0	3,507.0
(mmbls)	21.9	21.2	29.6	28.8	27.6	25.7
Crude oil (thousand tons)	71.7	trace	105.8	trace	3.5	1.5
(mmbls)	0.5	trace	0.8	trace	trace	trace
Combined (mmboe)	80.7	77.1	108.6	104.8	101.2	94.6
South Ural Region						
(Privolzhski federal district)						
Natural Gas (bcm)	15.1	16.0	20.1	21.5	22.8	24.1
Gas Condensate (thousand tons)	206.0	239.0	276.0	319.5	358.0	376.0
(mmbls)	1.5	1.8	2.0	2.3	2.6	2.8
Crude oil (thousand tons)	144.2	141.8	191.6	192.1	192.6	205.5
(mmbls)	1.1	1.0	1.4	1.4	1.4	1.5
Combined (mmboe)	91.4	97.0	121.7	130.3	138.2	146.1
Southwestern Siberia						
(Siberian federal district)(3)						
Natural Gas (bcm)	2.7	0.9	3.7	1.8	—	—
Gas Condensate (thousand tons)	269.6	83.8	363.9	184.0	—	—
(mmbls)	2.0	1.6	2.7	1.3	—	—
Crude oil (thousand tons)	4.9	2.6	6.4	5.3	—	—
(mmbls)	trace	trace	trace	trace	—	—
Combined (mmboe)	17.9	5.9	24.5	12.0	—	—
Total(4)						
Natural Gas (bcm)	395.7	380.2	540.2	521.9	512.0	523.2
Gas Condensate (thousand tons)	7,530.2	7,266.5	10,219.2	9,903.0	9,480.0	9,294.0
(mmbls)	55.2	53.3	74.9	72.6	69.5	68.1
Crude oil (thousand tons)	595.2	527.1	802.8	706.4	704.4	721.7
(mmbls)	4.4	3.9	5.9	5.2	5.2	5.3
Combined (mmboe)	2,388.6	2,294.9	3,259.7	3,149.6	3,088.1	3,152.8

Notes:

(1) Includes 90% of the production at the West Tarkosalinsk field. We do not hold a production license for this field, but we have entered into an agreement with Purneftegazgeologia, the holder of the production license, pursuant to which we receive 90% of the production from the field in exchange for developing it.

(2) Includes our 51% share in natural gas produced at the Gubkinskoye field subsequent to the consolidation of Purgaz into our consolidated financial statements in April 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Acquisitions and Dispositions."

(3) Constitutes 100% of the output of Vostokgazprom. We are entitled to 100% of the production of Vostokgazprom, though we hold only an 83.8% interest. Vostokgazprom commenced production in the second quarter of 2002.

(4) Totals may not add due to rounding.

Summary Sales and Operating Information

The following table summarizes certain sales and operating information for the periods indicated. You should read this information together with our annual audited consolidated financial statements prepared in accordance with IFRS and unaudited consolidated interim condensed financial information prepared in accordance with IAS 34 included elsewhere in this Offering Circular and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." See "Business" for a full description of our sales and operations.

All RR amounts in the following table for periods prior to January 1, 2003 are expressed in constant RR as of December 31, 2002 purchasing power. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from January 1, 2003 we no longer apply the provisions of IAS 29. Accordingly, no adjustment for the effects of changes in general purchasing power has been made for periods starting from January 1, 2003. Corresponding figures for the period ended September 30, 2002 have been restated in constant RR as of December 31, 2002 purchasing power.

The U.S. dollar amounts were not included in our consolidated financial information and are provided for convenience only. They should not be construed as representations that the RR amounts have been or could be converted into U.S. dollars at that or any other rate or as being representative of U.S. dollar amounts that would have resulted if we reported in U.S. dollars. The U.S. dollar amounts have been translated from the RR amounts at the rate of RR30.61 = U.S.$1.00, which is the rate published by the Central Bank of Russia on September 30, 2003.

	For the nine months ended September 30,				For the year ended December 31,					
	2003		2002		2002		2001		2000	
	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR
	(amounts in millions, except volumes)									
Gas (bcm)	347.0	347.0	325.6	325.6	469.2	469.2	467.4	467.4	479.0	479.0
Domestic sales[1]	4,703	143,956	3,049	93,333	5,215	159,642	4,351	133,187	3,854	117,975
Export sales[1]	14,683	449,456	11,553	353,636	16,158	494,591	18,846	576,868	20,415	624,893
FSU[1]	1,304	39,920	1,455	44,532	2,009	61,506	1,837	56,221	2,614	80,014
Europe[1]	13,379	409,536	10,098	309,104	14,149	433,085	17,009	520,647	17,801	544,879

Note:

(1) Gross sales (including excise tax and net of VAT and customs duties).

The following table sets forth our average realized prices per mcm of natural gas (including excise tax, net of VAT and customs duties) for the periods indicated in nominal terms (actual prices realized at the time) and as stated in constant RR of December 31, 2002 purchasing power for periods prior to 2003. Our sales to Europe and the FSU (other than to Belarus) are denominated in convertible currencies, mainly in U.S. dollars.

	For the nine months ended September 30,				For the year ended December 31,					
	2003		2002		2002		2001		2000	
	Nominal	Nominal RR	Nominal	Constant RR[1]	Nominal	Constant RR[1]	Nominal	Constant RR[1]	Nominal	Constant RR[1]
Europe	U.S.$127.1	3,980.4	U.S.$100.4	3,221.7	U.S.$102.5	3,369.0	U.S.$122.6	4,100.0	U.S.$98.4	4,223.9
FSU	U.S.$41.1	1,276.1	U.S.$42.5	1,385.0	U.S.$45.4	1,444.2	U.S.$41.5	1,417.5	U.S.$45.4	1,891.6
Russia	RR676.6	676.6	RR438.7	472.5	RR505.0	535.7	RR357.9	442.8	RR254.7	383.4

Note:

(1) As of December 31, 2002 purchasing power.

SUMMARY OF THE PROGRAMME

The following summary contains basic information about the Notes and Loans and should be read in conjunction with, and is qualified in its entirety by, the information set forth under "Terms and Conditions of the Notes" and "Facility Agreement" appearing elsewhere in this Offering Circular.

Summary of Loans under the Programme

Each transaction will be structured as a Loan to Gazprom by the Issuer. The Issuer will issue Notes to Noteholders for the sole purpose of funding such Loan. Each Series will be constituted by a supplemental trust deed which is supplemental to a principal trust deed (together, the "Trust Deed"), each entered into between the Issuer and Deutsche Bank Trust Company Americas (the "Trustee"). Pursuant to the Trust Deed the Issuer will (i) charge by way of first fixed charge as security certain of its rights and interests under such Loan (other than certain Reserved Rights, as defined in the Trust Deed) to the Trustee for the benefit of the Noteholders of the corresponding Series of Notes and (ii) assign its administrative rights under the relevant Loan Agreement to the Trustee as security (together, the "Security Interests") for its payment obligations in respect of such Series of Notes. As a consequence of the assignment of the administrative rights under the Loan Agreement the Trustee shall assume the administrative rights of the Issuer as set out in the relevant provisions of the Trust Deed. If and when the first fixed charge of certain of the Issuer's rights and interests under any Loan is enforced, the Trustee will assume the rights of the Issuer under such Loan as set out in the relevant provisions of the Trust Deed, and the Trustee will assume certain rights and obligations towards the Noteholders, as more fully set out in the Trust Deed. Each issue of Notes will be made on a limited recourse basis and the Issuer will not have any obligations to the Noteholders save for to account to the Noteholders for amounts equivalent to the amounts of payments of principal and interest under any Loan if and to the extent received by it from Gazprom.


Principal and Interest on the Notes
Principal and Interest on the Loan
Noteholders
The Issuer
Gazprom
Proceeds of the Notes
Proceeds of the Loan

Notes to be issued under the Programme

Issuer	Gaz Capital S.A. (the "Issuer").
Gazprom (as Borrower)	Open Joint Stock Company Gazprom (the "Borrower," "Gazprom" or the "Company") with its registered office and business headquarters at 16 Nametkina Street, 117884 Moscow, Russia.
Description	Programme for the Issuance of Loan Participation Notes pursuant to which the Issuer may issue loan participation notes (the "Notes").
Programme Size	Up to U.S.$5,000,000,000 (or its equivalent in other currencies at the date of issue) aggregate principal amount of Notes outstanding at any one time. Gazprom may increase the amount of the Programme in accordance with the Dealer Agreement (as defined herein). For the purpose of calculating the aggregate principal amount of Notes outstanding, Notes issued at a premium shall be treated as having been issued at the amount of their net proceeds received by the Issuer.
Arrangers	Deutsche Bank AG London and UBS Limited.
Dealers	Deutsche Bank AG London, UBS Limited, ABN AMRO Bank N.V., Bayerische Hypo- und Vereinsbank AG, Commerzbank Aktiengesellschaft, Credit Suisse First Boston (Europe) Limited, J.P. Morgan Securities Ltd., Merrill Lynch International, Morgan Stanley & Co. International Limited, Renaissance Securities (Cyprus) Limited and Joint Stock Commercial Bank Rosbank. Pursuant to the terms of the Dealer Agreement, the Issuer, on Gazprom's instructions, may from time to time terminate the appointment of any dealer under the Programme or appoint additional dealers either in respect of one or more Series of Notes or in respect of the whole Programme. References in this Offering Circular to "Permanent Dealers" are to the persons listed above as Dealers and to such additional persons that are appointed as dealers in respect of the whole program (and whose appointment has not been terminated) and to "Dealers" are to all Permanent Dealers and all persons appointed as dealers in respect of one or more Series of Notes.
Trustee	Deutsche Bank Trust Company Americas.
Principal Paying Agent	Deutsche Bank AG London, unless it is specified in the relevant Pricing Supplement relating to a Series of Notes that another principal paying agent is appointed in respect of that Series. References in this Offering Circular to "Principal Paying Agent" are to Deutsche Bank AG London or such other alternative principal paying agent, as the case may be.
Registrar	Deutsche Bank Luxembourg S.A., or, in relation to Notes sold pursuant to Rule 144A, Deutsche Bank Trust Company Americas, unless it is specified in the relevant Pricing Supplement relating to a Series of Notes that an alternative registrar is appointed in respect of that Series. References in this Offering Circular to "Registrar" are to Deutsche Bank Luxembourg S.A., Deutsche Bank Trust Company Americas or such alternative Registrar, as the case may be.

Paying Agents	Deutsche Bank AG London and Deutsche Bank Luxembourg S.A., or, in relation to Notes sold pursuant to Rule 144A, Deutsche Bank Trust Company Americas, unless it is specified in the relevant Pricing Supplement relating to a Series of Notes that another paying agent is appointed in respect of that Series. References in this Offering Circular to "Paying Agents" are to Deutsche Bank AG London, Deutsche Bank Luxembourg S.A., Deutsche Bank Trust Company Americas or such alternative paying agent, as the case may be.
Transfer Agents	Deutsche Bank AG London and Deutsche Bank Luxembourg S.A., or, in relation to Notes sold pursuant to Rule 144A, Deutsche Bank Trust Company Americas, unless it is specified in the relevant Pricing Supplement relating to a Series of Notes that another transfer agent is appointed in respect of that Series. References in this Offering Circular to "Transfer Agents" are to Deutsche Bank AG London, Deutsche Bank Luxembourg S.A., Deutsche Bank Trust Company Americas or such alternative transfer agent, as the case may be.
Method of Issue	The Notes will be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a "Series") having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. The specific terms of each Series will be set out in a pricing supplement to this Offering Circular (each a "Pricing Supplement") which shall supplement the Terms and Conditions of the Notes.
Issue Price of Notes	Notes may be issued at their principal amount or at a discount or premium to their principal amount.
Status	Each Series of Notes will constitute the obligation of the Issuer to apply the proceeds from the issue of the Notes solely for financing the corresponding Loan and to account to the Noteholders for amounts equivalent to sums of principal, interest and additional amounts (if any) actually received by or for the account of the Issuer pursuant to such Loan, all as more fully described in "Terms and Conditions of the Notes—1. Status."
Security	Each Series of Notes will be secured by a first fixed charge on: • all of the Issuer's rights to principal, interest and other amounts paid and payable under the relevant Loan Agreement and its right to receive all sums paid and payable under any claim, award or judgment relating to such Loan Agreement (in each case, other than its right to Reserved Rights and to any amounts in respect of Reserved Rights); and • all the rights title and interest in and to all sums of money held from time to time in an account specified in the relevant Pricing Supplement, together with the debt represented thereby (including interest from time to time earned thereon and other than its right to Reserved Rights and to any amounts in respect of Reserved Rights) pursuant to the Trust Deed.
Assignment of Administrative Rights	The Issuer will assign its administrative rights under the relevant Loan Agreement (save for those rights charged or excluded above) to the Trustee upon the closing of the offering of the corresponding Series of Notes.

Form	The Notes will be issued in registered form. Each Series of Notes will be represented by a global unrestricted Note (each a "Regulation S Global Note") and, in the case of Notes sold pursuant to Rule 144A, a global restricted Note (each a "Rule 144A Global Note" and together with any Regulation S Global Notes, the "Global Notes"), in each case without interest coupons. Global Notes will be exchangeable for Notes in definitive form in the limited circumstances specified in the Global Notes.
Clearing Systems	DTC (in the case of Notes sold pursuant to Rule 144A), Clearstream, Luxembourg and Euroclear and, in relation to any Series, such other clearing system as may be agreed between the Issuer, the Borrower, the Paying Agent, the Trustee and the relevant Dealer. Application may be made for trading of Rule 144A Notes in PORTAL, as specified in the applicable Pricing Supplement.
Initial Delivery of Notes	On or before the issue date for each Series, the Regulation S Global Note shall be deposited with Deutsche Bank AG London as a common depositary for Euroclear and Clearstream, Luxembourg and the Rule 144A Global Notes, if any, will be deposited with Deutsche Bank Trust Company Americas as custodian for DTC, as the case may be. Global Notes may also be deposited with any other clearing system or may be delivered outside any clearing system provided that the method of such delivery has been agreed in advance by the Issuer, the Borrower, the Paying Agent, the Trustee and the relevant Dealer(s). Notes that are to be credited to one or more clearing systems on issue will be registered in the name of nominees or a common nominee for such clearing systems.
Currencies	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in any currency agreed between the Issuer, the Borrower and the relevant Dealers. Issues of Notes denominated in Swiss francs or carrying a Swiss franc related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8 November 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Corporation on Stock Exchanges and Securities Trading of 2 December 1996. Under the said regulations, the relevant Dealer or, in the case of a syndicated issue the lead manager (the "Swiss Dealer"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland or a securities dealer duly licensed by the Swiss Federal Banking Commission as per the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995). The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the relevant issue date for such a transaction.
Maturities	Subject to compliance with all relevant laws, regulations and directives, any maturity as may be agreed between the Issuer, Gazprom and the relevant Dealers.

Denomination	Notes will be in such denominations as may be specified in the relevant Pricing Supplement, save that unless otherwise permitted by then current laws and regulations, Notes which have a maturity of less than one year and in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom or whose issue otherwise constitutes a contravention of section 19 of the Financial Services and Markets Act 2000 will have a minimum denomination of £100,000 (or its equivalent in other currencies). Notes resold pursuant to Rule 144A shall be in denominations of U.S.$100,000 (or its equivalent rounded upwards as agreed between the Issuer, Gazprom and the relevant Dealer(s)) or higher integral multiples of U.S.$1,000. Where notes of any Series are intended for distribution in the Republic of Italy, the minimum denomination of any such Series should be €100,000 or equivalent and integral multiples of €1,000 thereafter, unless otherwise agreed with the Bank of Italy.
Rate of Interest	The Notes may be issued on a fixed rate or floating rate basis.
Fixed Rate Notes	Fixed interest will be payable in arrear on the date or dates in each year specified in the relevant Pricing Supplement.
Floating Rate Notes	Floating Rate Notes will bear interest determined separately for each Series and corresponding Loan as follows: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc.; or (ii) by reference to LIBOR, LIBID, LIMEAN or EURIBOR (or such other benchmark as may be specified in the relevant Pricing Supplement) as adjusted for any applicable margin.
Interest Periods and Interest Rates	The length of the interest periods for the Notes and the applicable interest rate may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Pricing Supplement.
Redemption	The relevant Pricing Supplement will specify the basis for calculating the redemption amounts payable. Unless permitted by then current laws and regulations, Notes which have a maturity of less than one year and in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom or whose issue otherwise constitutes a contravention of section 19 of the Financial Services and Markets Act 2000 must have a minimum redemption amount of £100,000 (or its equivalent in other currencies).
Issuer's Restrictions and Covenants	So long as any Note remains outstanding, the Issuer will not, without the consent of the Trustee, inter alia, incur any other indebtedness for borrower moneys, or enter into other transactions or engage in any business (other than transactions contemplated by this Offireing Circular), declare any dividends or have any subsidiaries. See "Terms and Conditions of the Notes – 4. Restrictive Covenants."

Optional Redemption by the Issuer in Limited Circumstances	In limited circumstances as more fully described in the relevant Loan Agreement, the Notes may be redeemed at the option of the Issuer in whole, but not in part, on any Interest Payment Date in the case of Floating Rate Notes or, at any time, in the case of Fixed Rate Notes upon giving notice to the Trustee, at the principal amount thereof, together with accrued and unpaid interest and additional amounts, if any, to the date of redemption in the event that it becomes unlawful for the Issuer to fund the Loan or allow the Loan to remain outstanding under the Loan Agreement or allow the Notes to remain outstanding. In such a case, the Issuer would require the Loan to be repaid in full.
Mandatory Redemption.........	The Issuer is required to redeem the Notes in whole, but not in part, at 100% of their aggregate principal amount plus accrued and unpaid interest and all additional amounts, if any, if we elect to repay any Loan in the event we are required to pay additional amounts on account of Russian or Luxembourg withholding taxes or in the event that we are required to pay additional amounts on account of certain costs incurred by the Issuer pursuant to the relevant Loan Agreement.
Relevant Events	In the case of certain events in relation to the Issuer (as defined in the "Terms and Conditions of the Notes"), the Trustee may, subject as provided in the Trust Deed, enforce the security created in the Trust Deed in favour of the Noteholders.
Withholding Tax	All payments of principal and interest in respect of each Series of Notes will be made in full without set-off or counterclaim and free and clear of and without deduction for or on account of all taxes, which are or will be imposed, assessed, charged, levied, collected, demanded, withheld or claimed by the Russian Federation or Luxembourg, or any taxing authority thereof or therein, other than as required by law. If any such taxes are payable, the sum payable by the Borrower to the Issuer will be required (subject to certain exceptions) to be increased to the extent necessary to ensure that the Noteholders receive the net sum which they would have received free from any liability in respect of any such deduction or withholding had no such deduction or withholding been made or required to be made. The sole obligation of the Issuer in this respect will be to pay to the Noteholders sums equivalent to the sum received from the Borrower.
Further Issues	The Issuer may from time to time issue further Notes of any Series on the same terms as existing Notes and such further Notes shall be consolidated and form a single Series with such existing Notes of the same Series.
Listing........................	Application will be made, where specified in the relevant Pricing Supplement, for a Series of Notes to be listed on the Luxembourg Stock Exchange or such other stock exchange as shall be specified in the relevant Pricing Supplement or the Series of Notes will remain unlisted.
Rating	Series of Notes issued under the Programme may be rated or unrated. Where a Series of Notes is rated, such rating will not necessarily be the same as the rating assigned to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Governing Law	The Notes will be governed by English law. For the avoidance of doubt, the provisions of articles 86 to 94-8 of the Luxembourg law of 10 August 1915, as amended, on commercial companies are excluded.
Selling Restrictions	United Kingdom, United States, Luxembourg, Russian Federation, Italy and any other jurisdiction relevant to any Series. See "Subscription and Sale."
ERISA Considerations	A Series of Notes issued under the Programme may be regarded for ERISA purposes as equity interests in a separate entity whose sole asset is the Loan corresponding with that Series. Accordingly, the Notes should not be acquired by any benefit plan investor, regardless of whether the benefit plan investor is itself subject to ERISA. Each purchaser and/or holder of Notes and each transferee therefore will be deemed to have made representations that it is not a benefit plan investor. Potential purchasers should read the sections entitled "Certain ERISA Considerations" and "Transfer Restrictions."

The Loan corresponding to each Series of Notes

Issuer (as Lender)	Gaz Capital S.A.
Borrower	Gazprom
Security and Ranking	None of the Loans will be secured by any collateral. Each Loan will effectively rank below all of our secured debt and the debt and other liabilities of our subsidiaries.
Interest Basis Dates	Interest will be payable on a fixed or floating rate basis as specified in the relevant Loan Supplement.
Optional Redemption	Each Loan may be prepaid at our option in whole, but not in part, on any Interest Payment Date in the case of Floating Rate Loans or, at any time, in the case of Fixed Rate Loans, at the principal amount thereof, together with accrued and unpaid interest and additional amounts, if any, to the date of repayment, for tax reasons or by reason of certain increased costs.
Mandatory Repayments	In the event that it becomes unlawful for the Issuer to fund any Loan or allow such Loan to remain outstanding under the Loan Agreement or allow the corresponding Series of Notes to remain outstanding, we may be required by the Issuer to repay such Loan in full.
Certain Restrictions and Covenants	The Issuer will have the benefit of certain covenants made by Gazprom, including a negative pledge and restrictions on mergers and disposals, all as fully described in the relevant Loan Agreement.
Events of Default	In the case of an Event of Default (as defined in the relevant Loan Agreement), the Trustee may, subject as provided in the Trust Deed, require the Issuer to declare all amounts payable under the relevant Loan Agreement by Gazprom to be due and payable.
Use of Proceeds of the Notes and the Loans	The Issuer will lend the net proceeds of the offering of each Series of Notes to Gazprom. We intend to use the net proceeds from such offering for general corporate purposes.

Withholding Tax	All payments of principal and interest under each Loan will be made in full without set-off or counterclaim and free and clear of and without deduction for or on account of all taxes which are or will be imposed, assessed, charged, levied, collected, demanded, withheld or claimed by Luxembourg or the Russian Federation, other than as required by law. If any such taxes, duties, fees or other charges are payable, the sum payable by the Borrower will be required (subject to certain conditions) to be increased to the extent necessary to ensure that the Noteholders receive the net sum which they would have received free from any liability in respect of any such deduction or withholding had no such deduction or withholding been made or required to be made. The sole obligation of the Issuer in this respect will be to pay to the Noteholders sums equivalent to the sums received by it from the Borrower.

RISK FACTORS

Prospective investors should consider carefully the risks set forth below and the other information contained in this Offering Circular prior to making any decision to invest. Each of the risks highlighted below could have a material adverse effect on our business, operations and financial condition which, in turn, could have a material adverse effect on our ability to service our payment obligations under any Loan and thus on debt service on the corresponding Series of Notes. In addition, the trading price of the Notes could decline due to any of these risks, and you could lose some or all of your investment.

You should note that the risks described below are not the only risks we face. We have described only the risks we consider to be material. However, there may be additional risks that we currently consider not to be material or of which we are not currently aware, and any of these risks could have the effects set forth above.

Risks Relating to Our Business

The prices of the natural gas we sell in Europe under long-term contracts are linked to international prices for oil products, and so a decline in international prices for oil products could adversely affect us.

We sell a substantial portion of our natural gas in Europe, which is our primary source of foreign currency revenues and cash flows. For more than 30 years, we and our predecessors have sold natural gas to purchasers in western Europe, generally pursuant to long-term contracts with prices linked to international prices for oil products. Changes in the prices we realize on natural gas under our long-term contracts with European customers typically lag about six to nine months behind changes in oil product prices. Such prices have fluctuated widely in response to changes in many factors, over which we have no control. These factors include:

- economic and political developments in oil producing regions, particularly in the Middle East;
- global and regional supply and demand, and expectations regarding future supply and demand, for oil products;
- the ability of members of the Organization of Petroleum Exporting Countries, or OPEC, and other crude oil producing nations to agree upon and maintain specified global production levels and prices;
- other actions taken by major crude oil producing or consuming countries;
- prices and availability of alternative fuels;
- global economic and political conditions;
- prices and availability of new technologies; and
- weather conditions.

Should international oil product prices deteriorate, the natural gas prices we realize under our long-term contracts with European customers would decline as well, resulting in a reduction in our export revenues. A decline in our European natural gas export revenues would adversely affect our business, results of operations, cash flows and financial condition, and our ability to finance planned capital expenditures.

In addition, the European Commission has expressed a desire to see a move from long-term contracts in favor of short-term contracts. Such an alteration of the basis on which we conduct our business could further increase our exposure to currency and gas and oil price fluctuations as well as potentially limit our ability to support long-term investment plans. We have held discussions with the EU in this regard and it has recognized the importance of long-term contracts to the continued development of the oil and gas industry. There can be no assurance that the EU will continue to support the use of long-term contracts, however, or that the outcome of further discussions will be to our benefit.

During the next nine years, export contracts accounting for almost one-third of the volume of natural gas we currently export to Europe will expire. More than half of these volumes are under contracts that will expire in 2012. Most of the contracts that are expiring contain clauses that provide for automatic renewal unless one party objects. Although we believe that these contracts will be renewed, no assurance can be given that we will be able to do so on favorable pricing and other terms or at all.

We are required to supply natural gas to customers in Russia at prices that are regulated by the Government and that are lower than international natural gas prices.

We are, and are likely to remain for the foreseeable future, a regulated monopoly. In Russia, natural gas prices are subject to control by governmental authorities and are significantly lower than the prices we charge to western European off-takers even after netting back export and customs duties and transportation costs. Moreover, domestic natural gas prices for households are currently less than natural gas prices for industrial and commercial end users, and the wholesale prices we are able to charge for gas delivered to households reflect this discount.

The Government has stated that, over time, natural gas prices for all customers in Russia will gradually be increased. Moreover, we believe that Government regulation of natural gas prices for domestic end-users will be abandoned in the long run in favor of free market prices; we believe that in the long run state regulation is likely to be maintained for natural gas transportation tariffs only.

No assurance can be given, however, that natural gas prices in Russia will increase, that consumers will be willing or able to pay increased natural gas prices or that the regulation of natural gas prices will be relaxed. If the Government decides to keep natural gas prices at artificially low levels, thereby effectively forcing us to continue to subsidize the rest of the Russian economy, there is a risk that we will not generate sufficient revenues to proceed with investments in the development of certain natural gas fields (for instance the Yamal Peninsula reserves) or to continue to develop export pipelines, or that we will be able to take these steps only through outside financing beyond currently anticipated requirements. If we are unable to develop these fields or export pipelines, or if we are able to do so only on the basis of additional outside financing, our future results of operations, cash flows and financial condition could be adversely affected.

In accordance with the Gas Supply Law, consumers are obliged to pay for natural gas supplies and transportation services. If consumers fail to make such payments, suppliers have the right to limit or suspend natural gas supplies to such consumers in accordance with specific procedures provided for by a number of Government resolutions. The Government of the Russian Federation has, however, issued a number of resolutions (e.g., Government Resolution No. 1 dated January 5, 1998 and Government Resolution No. 364 dated May 29, 2002) regulating the restriction or suspension of supplies to certain customers. These consumers include, *inter alia*, medical institutions, military units, nuclear plants, communication organizations and certain vital utilities.

Delayed, non-collectable and non-cash payments by our customers in Russia and the FSU could adversely affect us.

Our cash flows are adversely affected by the limited ability, or the inability, of our customers in Russia and FSU countries to pay for our natural gas. There can be no assurance that amounts owed to us by our customers in Russia and the FSU will be paid in full or, if paid in full, that payment will be in cash. As is the case with many Russian companies, we have had to accept various forms of non-cash settlement, including negotiable promissory notes, bonds, equity interests in natural gas companies and goods and services as payment for supplies to customers in Russia and the FSU. Recently, cash payments have increased as a proportion of our sales proceeds, and almost all non-cash settlements are now in the form of promissory notes. For example, the percentage of non-cash settlements related to domestic sales of natural gas decreased from approximately 65% in 1999 to approximately 21% in 2002 and to approximately 20% in the nine months ended September 30, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors Affecting our Results of Operations—Non-cash settlements." Non-cash settlement of transactions has had in the past, and may continue to have in the future, an adverse effect on our ability to fund operational or capital expenditures required to be made in cash and to make tax and other mandatory payments when due.

We bear a substantial tax burden.

We are subject to a broad range of taxes imposed at federal, regional and local levels and we are one of the largest sources of tax revenue to the federal authorities, as well as to the regional and local authorities in those regions and localities in which we operate. The combination of political pressure on the federal, regional and local authorities to address social and economic issues (and in particular the non-payment of salaries and pensions) and the difficulties associated with collecting taxes from companies and enterprises in financial difficulties, all increase the risk that the Government, as well as regional and local governments, will seek to mitigate these problems by increasing our already substantial tax burden.

The Government has exercised, and can be expected to continue to exercise, a strong influence over our operations.

The Russian Federation owns 38.37% of our shares, and representatives of the Government have a voting majority on our Board of Directors (six of 11 seats). Moreover, our subsidiaries held approximately 17.33% of our shares as of September 30, 2003, which they are entitled to vote as owners. In addition, we are a "natural monopoly" under the Natural Monopoly Law. As a result, the Government regulates the prices we charge for gas in the domestic market, the tariffs we charge for the transportation of third parties' gas through the UGSS and other matters affecting our business. For example, we are required to have our budget, capital expenditure program and borrowing program approved by the Government. Through its share ownership, representation on our Board of Directors and role as our regulator, the Government has a strong influence over our operations and our dividend policy. The Government has previously required Russian companies, including us, to take actions—such as the undertaking of projects and the supply of goods and services to customers—that may not be in the best interests of such companies or their shareholders. For example, the Government sets the prices for domestic gas delivered by us at a low level and requires us to supply natural gas to certain customers notwithstanding their inability to pay for the natural gas supplied.

State authorities may reorganize our business to increase competition in the gas sector.

The possibility that we may be reorganized into several smaller and less powerful production and transportation companies has been and continues to be the subject of much domestic and international press speculation. There have at times been public statements by certain Russian politicians and Government officials calling for our natural gas operations to be divided into a number of companies, or for particular functions to be re-allocated to other entities. Although the adoption of the Gas Supply Law mitigates the risk of reorganization and both we and the Government have made clarifying statements about any potential future restructuring, we are not fully protected against the risks of a state-led reorganization.

Our licenses may be suspended, amended or terminated prior to the end of their terms, and we may not be able to obtain or maintain various permits and authorizations.

The licensing regime in Russia for the exploration, development and production of natural gas, gas condensates and crude oil is governed primarily by the Subsoil Resources Law and numerous regulations issued thereunder. We currently conduct our operations under multiple exploration and production licenses, substantially all of which are held by our subsidiaries and related entities. Our production licenses for our major producing fields extend through the period between 2012 and 2019. Most of our licenses also provide that they may be terminated if we fail to comply with license requirements, do not make timely payments of levies and taxes for the use of the subsoil, systematically fail to provide information, go bankrupt or fail to fulfill any capital expenditure and/or production obligations.

Although we believe we are currently in material compliance with the requirements of our licenses, we may not be able to remain in compliance with some or all of these requirements in the future. If we fail to fulfill the specific terms of any of our licenses or if we operate in the license areas in a manner that violates Russian law, Government regulators may impose fines on us or suspend or terminate our licenses. Any suspension, amendment or termination of our licenses could have an adverse effect on our operations, financial position or the value of our assets.

In addition, we are required to obtain and maintain permits or approvals to develop our fields and retain our licenses. If we fail to obtain or maintain these permits and authorizations, we may be required to delay our investment program, or our licenses could be terminated, and this may reduce our cash flows and adversely affect our business.

We must increase our capital expenditures in order to satisfy the anticipated demand of our customers.

Over the next several years, we must further improve our natural gas, gas condensate and oil production capabilities to meet the anticipated demand of customers in western Europe, Russia and certain FSU countries and offset declines in our main producing fields. Our principal planned developments include modernizing our pipeline system, further developing the Zapolyarnoye field and developing our fields in the Yamal Peninsula. These developments will require significant capital expenditures over the next several years. We expect to fund such capital expenditures through internal sources and external financing. There can be no assurance, however, that we will be able to generate and raise sufficient funds to meet such capital requirements in the future or to do so at a reasonable cost. Lack of sufficient funds in the future may require us to delay or abandon some or all of our anticipated projects.

Exploratory drilling involves numerous risks, including the risk that we will encounter no commercially productive natural gas reserves.

We are exploring in various geographical regions, including western Siberia and the Barents Sea, which are characterized by their remoteness from population centers, challenging environmental conditions and high costs. The cost of drilling, completing and operating wells is often uncertain. As a result, we may incur cost overruns or may be required to curtail, delay or cancel drilling operations because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. Our overall drilling activity or drilling activity in particular project areas may be unsuccessful in that we may not find commercially productive reservoirs.

If we fail to develop our undeveloped fields, our production levels will decline materially.

We expect the volume of natural gas produced in three of our leading fields, Yamburgskoye, Medvezhye and Urengoiskoye, to decline significantly over the next eight years as we deplete the natural gas deposits in these fields. Our future production of natural gas is highly dependant on developing the natural gas reserves in our other large fields. If we are unsuccessful we may not meet our long-term production targets, which could adversely affect our ability to meet our contractual export commitments and domestic supply obligations.

We encounter competition from alternative fuels and other natural gas producers and suppliers in Europe.

We face varying degrees of competition in each of our major markets in Europe from providers of alternative fuels, such as oil and coal. No assurance can be given that we will be able to compete effectively with such providers of alternative fuels.

We also encounter competition in Europe from other natural gas suppliers (especially from The Netherlands, Norway and Algeria), which could affect the prices and volumes of our sales to Europe. If an oversupply of natural gas occurs, natural gas purchasers may be able to negotiate lower prices on supply contracts with producers such as ourselves. Although we believe that current prices in the European markets are sustainable over the medium term, especially in light of the forecast growth in European natural gas demand, continued economic slowdown in Europe or the emergence of new large suppliers of natural gas could result in an oversupply, and downward pressure on natural gas prices.

In addition, during the next nine years, export contracts accounting for almost one-third of the volume of natural gas we currently export to Europe will expire. More than half of these volumes are under contracts that will expire in 2012. Most of the contracts that are expiring contain clauses that provide for automatic renewal unless one party objects. Although we believe that these contracts will be renewed, no assurance can be given that we will be able to do so on favorable pricing and other terms or at all.

We received a request for information from the European Commission with respect to the so-called destination clauses in our contract with an Italian off-taker, under which the Italian off-taker is prevented from re-exporting gas that it purchases from us. Similar clauses are included in our contracts with many other European off-takers. A successful challenge of such clauses by the European Commission would have meant that such off-takers could be free to sell natural gas supplied by us to other off-takers outside of the relevant market, leading to increased competition and the possibility of lower prices. The European Commission's original position was that the inclusion of destination clauses violated EU legislation. During the course of consultations with us, the European Commission modified its position and recognized the need to find alternatives to destination clauses that are economically viable for suppliers of natural gas. We have, for example, found such a solution with one of our offtakers, and are negotiating alternatives with several other offtakers. We will no longer include such clauses in new contracts. However, there can be no assurance that our discussions with the European Commission will lead to a beneficial result or that the current position of the European Commission will not change.

In addition, the western European gas market is undergoing significant change as a result of the EU Gas Directive, which was initially adopted in August 1998 and subsequently replaced by the new Gas Directive, adopted in June 2003. The purpose of the Gas Directive is to deregulate and liberalize the EU gas market by introducing greater competition into the market and reducing gas prices for the end-user. The Gas Directive seeks to accomplish these objectives by opening transmission and distribution infrastructure to third parties and establishing fair tariffs for third-party use of natural gas transportation

infrastructure and greater transparency of transportation and distribution costs by unbundling of the accounts for gas transportation, distribution and storage. The new Gas Directive provides that from July 1, 2004, all non-household gas consumers are to have the right to select the gas supplier, and from July 1, 2007 this right is to be extended to all natural gas consumers.

The new Gas Directive may also promote the emergence of a short-term price or "spot" market for natural gas. Because of the time it takes to transport our natural gas from our natural gas fields to western European markets, it would be difficult for us to engage in spot transactions involving physical settlement. The emergence of a spot market may also make it more difficult for us to negotiate long-term supply contracts under which we currently export a majority of our natural gas and may decrease the period between pricing revisions under new long-term contracts, which are currently set at three years for most contracts.

Despite this liberalization of the natural gas market, however, the price of natural gas in western Europe has remained steady and prices for different regions have not converged significantly. Nonetheless, the new Gas Directive will increase competition in European gas markets as a greater number of suppliers gain access to the natural gas infrastructure, which may adversely affect our long-term supply contracts with European customers.

Russia has signed the Energy Charter Treaty, an international treaty for establishing and improving the legal framework for corporate international co-operation in energy matters, but the State Duma has not yet ratified the Treaty. See "Overview of the Russian Gas Industry and its Regulation." We believe that ratification of the Energy Charter Treaty would result in greater access to the energy markets in Russia for foreign investment as well as the further access by third parties to our pipelines, including for the transportation of natural gas from Central Asia to European markets. Accordingly, although we believe that we could benefit from increased third-party access and influence the manner in which access was distributed, the ratification of the Energy Charter Treaty could also lead to substantially increased competition and affect our long-term supply contracts with European customers.

We face certain operational risks which may result in losses and additional expenditures.

A large number of our gas production facilities are located in western Siberia, where remoteness and the harsh climate complicate and increase the cost of production and affect our ability to transport our natural gas economically.

Our gas exploration, production and transportation operations may be adversely affected by many factors, including the breakdown or failure of equipment or processes, performance below our expected levels of output or efficiency, labor disputes, natural disasters, weather conditions and terrorist attacks or sabotage to our extensive pipeline network. We have only limited insurance in relation to our assets and operations and, therefore, the financial effect of any such factors would generally have to be satisfied out of our cash flow. For example, we do not carry insurance for environmental damage arising from accidents on our property, for business interruption or against terrorist attacks. See "Business—Support Activities—Insurance."

We own and operate the UGSS, which is responsible for the gathering, processing, transportation, storage and delivery of substantially all natural gas supplies in Russia (except for supplies to the Norilsk, Yakutsk and Sakhalin regions). This extensive network of pipelines and compressor installations has been largely developed over the past 30 years. Most of the pipeline is over 10 years old with some parts of the pipeline over 30 years old. A significant part of the pipeline is protected by chemical processes of limited duration and effectiveness. In addition, large segments of the network are located in regions with harsh climates, where construction, maintenance and refurbishment are difficult and costly. Considerable sums of money are required each year to maintain the UGSS. Although there have been no significant delays or curtailments of the supply of natural gas to our customers recently, no assurance can be given that such delays or curtailments will not occur in the future due to the stress and corrosion of pipelines, defective construction of compressor stations, problems associated with the harsh climate or the insufficient maintenance or refurbishment of the network.

We are dependent on the links between our pipeline network and other pipeline networks that we do not control for the export of natural gas. Although it is our strategy to diversify our export routes, we are currently dependent on pipelines in Ukraine and Belarus to deliver a large proportion of the natural gas we sell to customers in western Europe. We are also dependent on the Ukrainian pipeline system for a significant amount of our storage capacity. At the same time, Ukraine and Belarus are dependent on us to meet their domestic requirements for natural gas. Although this interdependence is taken into account

in negotiations over a number of matters, including the terms of payment for natural gas supplied by us and transit fees, and we have recently entered into an agreement with the Ukrainian government for the creation of a consortium to operate the Ukrainian pipeline system, we currently have no control over the pipeline systems in Ukraine or Belarus and cannot prevent any material disruption in the flow of our natural gas through Ukraine and Belarus. In the past, some of our gas has been diverted as it passed through Ukraine. In February 2004, some of our gas was diverted as it passed through Belarus, leading us to suspend, for one day, all deliveries through the Belarus pipeline to Europe (which did not interrupt our deliveries in light of stored capacity). We can only monitor the flow of natural gas into and out of Ukraine and Belarus and therefore may not be able to detect losses when and where they occur. Disputes with Ukraine or Belarus could lead to suspension of gas deliveries through their pipeline systems, disrupting our exports to Europe.

We plan to expand our export capacity and to diversify our export routes through additional capital investments in the Yamal-Europe Project and through other export-oriented projects, such as the North European pipeline project under the Baltic Sea. It is possible, however, that these plans will be affected by, among other things, difficulties related to localized planning and construction processes and our ability to obtain external financing on acceptable terms. No assurance can be given that we will be able to meet our construction targets. If we do not, we could experience difficulties in meeting our contractual obligations to supply gas under certain of our long-term contracts.

We depend on regular access to the domestic rouble bank loan and rouble debt markets to meet a significant portion of our financing requirements.

Our financing strategy involves the refinancing of a portion of our short-term rouble-denominated indebtedness with long-term borrowings in convertible currencies, such as the U.S. dollar and the euro. However, we fund a portion of our debt financing requirements with short-term, rouble-denominated debt, and are thus dependent on access to short-term rouble financing. This includes access to both the domestic rouble-denominated bank loan market as well as to the growing domestic market for short- to medium-term, rouble-denominated bonds. Our ability to continue to access the rouble debt markets in amounts sufficient to meet our financing needs could be adversely affected by a number of factors, including economic conditions in Russia, the health of the Russian banking and financial system in general and the extent of the exposure of individual Russian banks and other investors in the rouble debt market to Gazprom risk. If we are unable to continue to access the short-term rouble bank loan and debt markets as required, our financial condition and results of operations could be materially and adversely affected.

As an energy company we face significant environmental risks.

Our operations, which are often potentially hazardous, are subject to the risk of liability arising from environmental damage or pollution and the cost of any associated remedial work in relation thereto. We have an established environmental policy and monitor our operations in an effort to meet applicable environmental standards. We have made provisions in our financial information prepared in accordance with IFRS for such environmental liabilities where it was probable that an obligation exists and the amount could be reasonably estimated. Such provisions have been made in accordance with what we believe is a reasonable and prudent policy that takes into account payments made in prior years, among other factors. However, in Russia in particular, federal, regional and local authorities may enforce existing laws and regulations more strictly than they have done in the past and may impose stricter environmental standards, or higher levels of fines and penalties for violations, than those now in effect. Accordingly, we are unable to estimate the future financial impact of our environmental obligations.

The Russian reserves system differs significantly from SPE International Standards and the standards applied by the United States Securities and Exchange Commission.

Most of the information relating to natural gas, gas condensate and oil reserves contained in this Offering Circular has been prepared on the basis of the Russian reserves system, which differs significantly from SPE International Standards and the standards applied by the U.S. Securities and Exchange Commission (the "SEC"), in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves.

Since 1997, DeGolyer and MacNaughton has evaluated our reserves of natural gas, gas condensate and crude oil according to SPE International Standards. We believe that the fields evaluated by DeGolyer and MacNaughton are likely to contain most of our reserves that would be deemed proved or probable upon a full evaluation of our upstream properties according to SPE International Standards. See "Business—Reserves and Production—Reserves."

Violations of existing international or U.S. sanctions could subject us to penalties that could have an adverse effect on us.

International and U.S. sanctions have been imposed on companies engaging in certain types of transactions with specified countries or companies in those countries.

Since 1997, we have been involved, in partnership with Total and Petronas, in a project to develop the second and third phases of the South Pars field, located in the Iranian segment of the Persian Gulf. In May 1998, the U.S. Department of State issued a determination that the investment made by our partners and us in Iran's South Pars gas and condensate field constituted activity covered by the Iran and Libya Sanctions Act ("Sanctions Act"), and, at the same time, communicated its decision to waive sanctions under Section 9(c) of the Sanctions Act with respect to such investment. The waiver applies to activities in the South Pars field only, and not to any other activities we may conduct in Iran. See "Business—Reserves and Production—Projects and Alliances in Reserves and Production."

In November 2002 we concluded a strategic partnership agreement with LUKOIL that, among other things, provides for cooperation with respect to potential oil and gas projects in a number of countries, including Iran. We have not yet undertaken any projects under this agreement in countries subject to international or U.S. sanctions.

If we violate existing international or U.S. sanctions, penalties could include a prohibition or limitation on our ability to obtain goods and services on the international market or to access the U.S. or international capital markets. We are not currently involved in any transactions in Iran or other countries that could result in sanctions against us or for which we have not received a waiver of such sanctions.

Risks Relating to the Russian Federation

We are a Russian company and substantially all of our fixed assets are located in, and a significant portion of our revenues are derived from, Russia. There are certain risks associated with an investment in Russia.

Governmental instability could adversely affect the value of investments in Russia, including the Notes.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally planned economy to a pluralist democracy with a market-oriented economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the result of privatization in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups.

The course of reform has in some respects been uneven, and the composition of the Government—in particular, the prime minister and the other heads of federal ministries—has at times been highly unstable. For example, six different prime ministers headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned and Vladimir Putin was subsequently elected president on March 26, 2000 and re-elected on March 14, 2004. While President Putin has maintained governmental stability and even accelerated the reform process, he may adopt a different approach over time.

In late February 2004, President Putin dismissed Mikhail Kasyanov, the Prime Minister for most of Mr. Putin's presidency, and appointed Mikhail Fradkov as Prime Minister. Shortly after appointment of Mr. Fradkov as Prime Minister, a Presidential decree significantly reduced the number of federal ministries, redistributed certain functions among various Government agencies and announced plans for a major overhaul of the federal administrative system. For example, the Ministry of Energy, which was responsible for the practical implementation of Government fuel and energy industry policy and coordinating the activities of federal executive bodies in the energy sector, was abolished and its functions divided among the Ministry of Industry and Energy and the Federal Energy Agency.

Future changes in the Government, major policy shifts or lack of consensus between President Putin, the Government, Russia's parliament and powerful economic groups could disrupt or reverse economic and regulatory reforms. The value of investments in Russia and the Notes could be reduced and our prospects could be harmed if there is further governmental instability or if the course of reform policies does not continue.

Conflict between federal and regional authorities and other domestic political conflicts could create an uncertain operating environment that would hinder our long-term planning ability and could adversely affect the value of investments in Russia.

The Russian Federation consists of 88 sub-federal political units, some of which exercise considerable autonomy over their internal affairs pursuant to agreements with the federal authorities. In practice, the division of authority between federal and regional governmental authorities remains uncertain and contested. This uncertainty could hinder the operation and the expansion of our business.

For example, to achieve consistency in the regulation of natural gas supplies throughout Russia, the federal authorities have assumed responsibility for the development and implementation of state policy with respect to the supply of natural gas and the industrial and environmental safety of such supplies in Russia. However, regional and local authorities have a significant degree of autonomy in exercising their rights over the use of land and natural resources (including natural gas). Accordingly, the relationship between the relevant federal, regional and local authorities as well as between us and such authorities can have a significant impact on the conditions under which we can operate in any particular region. In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to communal tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economy of the neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area. Violence and attacks relating to this conflict have also spread to other parts of Russia, and several terrorist attacks have been carried out by Chechen terrorists in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia, and could materially adversely affect our business and the value of investments in Russia, such as the Notes.

Economic Risks

Economic instability in Russia could adversely affect our business.

Since the dissolution of the Soviet Union, the Russian economy has experienced at various times:

- significant declines in gross domestic product;
- hyperinflation;
- an unstable currency;
- high state debt relative to gross domestic product;
- a weak banking system providing limited liquidity to Russian enterprises;
- high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;
- significant use of barter transactions and illiquid promissory notes to settle commercial transactions;
- widespread tax evasion;
- growth of "black" and "gray" market economies;
- high levels of capital flight;
- corruption and extensive penetration of organized crime into the economy;
- significant increases in unemployment and underemployment; and
- high poverty levels among the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian Government defaulted on its rouble-denominated securities, the Central Bank stopped its support of the rouble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the rouble and a sharp increase in the rate of inflation; a dramatic decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies, and resulted in the loss of bank deposits in some cases.

There can be no assurance that recent positive trends in the Russian economy, such as the increase in the gross domestic product, a relatively stable rouble, and a reduced rate of inflation, will continue or will not be abruptly reversed. Moreover, fluctuations in international oil and natural gas prices, the strengthening of the rouble in real terms relative to the U.S. dollar and the consequences of a relaxation in monetary policy, or other factors, could adversely affect Russia's economy and our business in the future.

We face inflation and foreign exchange rate risks that could adversely affect our results of operations.

For the nine months ended September 30, 2003 and 2002, 64% and 60% of our gross sales, respectively, and 64%, 67% and 74% of our gross sales (including excise tax and net of VAT and customs duties) for the years ended December 31, 2002, 2001 and 2000, respectively, were denominated in U.S. dollars or euro, while most of our costs were denominated in roubles. The relative movement of inflation and exchange rates therefore significantly affects our results of operations. In particular, our operating margins are generally adversely affected by a real appreciation of the rouble against the U.S. dollar or euro (i.e., by an inflation rate that is higher than the rate at which the rouble is depreciating against the U.S. dollar or euro), because this will generally cause our costs to increase in real terms relative to our sales revenues. Conversely, our operating margins are generally positively affected by a real depreciation of the rouble against the U.S. dollar or euro, because this will generally cause our costs to decrease in real terms relative to our sales revenues. Continued real appreciation of the rouble against the U.S. dollar and the euro could adversely affect our financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors Affecting our Results of Operations—Impact of the change in purchasing power of the RR and fluctuations in RR exchange rates against the U.S. dollar and euro."

At the same time, a high rate of inflation in Russia results in a decline in the value of our rouble-denominated monetary assets, such as rouble deposits, domestic debt instruments and accounts receivable.

We may have difficulty converting roubles into other currencies, which could adversely affect our business.

We are currently required to repatriate and convert into roubles 25% of our proceeds from export sales, though in the past this percentage has been as high as 75%. The percentage of proceeds we are required to repatriate and convert into roubles may be increased or decreased from time to time by the Russian authorities. Under legislation effective from July 7, 2003, the maximum percentage that must be converted was reduced from 50% to 30%, and on July 9, 2003 the Central Bank of Russia adopted the present regulations that require the conversion of 25% of such proceeds.

A new framework law on exchange controls will take effect on June 18, 2004. This law will empower the Government and the Central Bank of Russia to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The new law will abolish the need for companies to obtain transaction-specific licenses from the Central Bank, envisaging instead the implementation of generally applicable restrictions on currency control operations, such as posting mandatory reserves with the Central Bank and authorized banks for certain currency operations, preliminary registration of certain accounts that are opened abroad and for performing some other currency operations, and special accounts for certain foreign currency settlements. Although it is believed that the new law will liberalize the currency control regime, the specific nature of these new requirements is not yet certain.

Restrictions on our ability to convert our rouble revenues into foreign currencies, or to reconvert the roubles we obtain pursuant to the mandatory repatriation and conversion requirements, may adversely affect our business, results of operations and our ability to repay a Loan, and thus the corresponding Series of Notes. The rouble is not convertible outside the Commonwealth of Independent States, so our ability to hedge against fluctuations by converting to other currencies is significantly limited. Within Russia, our ability to convert roubles into other currencies is subject to rules and procedures that restrict the purposes for which conversion and payment in foreign currencies is allowed. In addition, because of the limited development of the foreign currency market in Russia, we may experience difficulty converting roubles into other currencies, although we have been successful to date in doing so.

Russia's physical infrastructure is in very poor condition, which could disrupt normal business activity.

Russia's physical infrastructure largely dates back to the Soviet period and has not been adequately funded and maintained since then. Particularly affected are the rail and road networks, power generation and transmission, communication systems and building stock. For example, during the winter of 2000-2001, electricity and heating shortages in Russia's far-eastern Primorye region seriously disrupted the local economy. Road conditions throughout Russia are poor, with many roads not meeting minimum requirements for usability and safety. The Government is actively pursuing plans to reorganize the nation's rail, electricity and telephone systems. These reorganizations may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of Russia's physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations, and this could have a material adverse effect on our business.

Fluctuations in the global economy may adversely affect Russia's economy and our business.

Russia's economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. Additionally, because Russia is one of the world's largest producers of, and a major exporter of, natural gas and oil, the Russian economy is especially sensitive to the price of natural gas and oil on the world markets, and a decline in the price of natural gas and oil could slow or disrupt the Russian economy. These developments could severely limit our access to capital and could adversely affect the purchasing power of our customers and thus our business.

Social Risks

Crime and corruption could disrupt our ability to conduct our business and could materially adversely affect our financial condition and results of operations.

The political and economic changes in Russia since the early 1990s have resulted in reduced policing of society and increased lawlessness. Organized criminal activity has reportedly increased significantly since the dissolution of the Soviet Union, particularly in large metropolitan centers and with respect to a substantial increase in property crime in large cities. In addition, the Russian and international press have reported high levels of official corruption in Russia and the FSU, including the bribing of officials for the purpose of initiating investigations by state agencies. Press reports have also described instances in which state officials have engaged in selective investigations and prosecutions to further interests of the state and individual officials. Additionally, published reports indicate that a significant number of Russian media regularly publish slanted articles in return for payment. Our business, and the value of the Notes, could be adversely affected by illegal activities, corruption or by claims implicating us in illegal activities.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our ability to conduct our business effectively.

The failure of the state and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes that included blocking major railroads. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, with restrictions on foreign involvement in the economy of Russia; and increased violence. Any of these could restrict our operations and lead to a loss of revenue, materially adversely affecting us.

Risks Relating to the Russian Legal System and Russian Legislation

Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and for business activity.

Russia is still developing the legal framework required by a market economy. Since 1991, Soviet law has been largely, but not entirely, replaced by a new legal regime as established by the 1993 Federal Constitution, the Civil Code, by other federal laws and by decrees, orders and regulations issued by the

president, the Government and federal ministries, which are, in turn, complemented by regional and local rules and regulations. These legal norms, at times, overlap or contradict one another. Several fundamental Russian laws have only recently become effective. The recent nature of much of Russian legislation and the rapid evolution of the Russian legal system place the enforceability and underlying constitutionality of laws in doubt and result in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often leaves substantial gaps in the regulatory infrastructure. Among the risks of the current Russian legal system are:

- inconsistencies among (1) federal laws, (2) decrees, orders and regulations issued by the president, the government, federal ministries and regulatory authorities and (3) regional and local laws, rules and regulations;
- limited judicial and administrative guidance on interpreting Russian legislation;
- the relative inexperience of judges in interpreting Russian legislation;
- substantial gaps in the regulatory structure due to delay or absence of implementing legislation;
- a high degree of discretion on the part of state authorities; and
- bankruptcy procedures that are not well developed and are subject to abuse.

All of these weaknesses could affect our ability to enforce our rights under contracts, or to defend us against claims by others.

Inexperience and lack of independence of certain members of the judiciary and the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent us or investors from obtaining effective redress in a court proceeding, including in respect of expropriation or nationalization.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Russia is a civil law jurisdiction and, as such, judicial precedents have no binding effect on subsequent decisions. In addition, most court decisions are not readily available to the public. Enforcement of court judgments can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court judgments are not always enforced or followed by law enforcement agencies.

There are also legal uncertainties relating to property rights. During Russia's transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization, or in the event our business is reorganized. Expropriation or nationalization of any of our entities, their assets or portions thereof, or their break-up into separate companies, potentially with little or no compensation, could have a material adverse effect on our operations and revenues, and on the value of the Notes.

Unlawful or arbitrary state action may have an adverse effect on our business.

State authorities have a high degree of discretion in Russia and at times exercise their discretion arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law. Moreover, the state also has the power in certain circumstances to interfere with the performance of, nullify or terminate contracts. Unlawful or arbitrary state actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and/or to void transactions, often for political purposes. Unlawful or arbitrary state action, if directed at us, could have a material adverse effect on our business, and on the value of the Notes.

The rights of our shareholders, the public reporting requirements and the Russian Accounting Regulations to which we are subject differ significantly from comparable listed companies in other jurisdictions.

Our corporate affairs are governed by our Charter, internal regulations adopted pursuant to our Charter and by laws governing companies incorporated in Russia. The rights of shareholders and the

responsibilities of members of the Board of Directors and the Management Committee under Russian law are different from, and may be subject to certain requirements not generally applicable to, corporations organized in the United States, the United Kingdom or other jurisdictions. See "Management—Description of our Management."

We are subject to Russian law, which contains certain regular disclosure requirements including the requirement to publish annual unconsolidated financial statements in accordance with Russian Accounting Regulations, together with an independent auditor's report. In addition, since 1997, the Russian Ministry of Finance has required all joint stock companies that are natural monopolies to produce annual consolidated financial statements prepared in accordance with IFRS in addition to financial statements prepared in accordance with Russian accounting standards. We have published financial statements in accordance with IFRS since 1996. Due to the large number of our subsidiaries, the wide geographic range of our business and the fact that our systems and processes are tailored for Russian statutory requirements, it takes us longer than most western companies to prepare our consolidated annual and interim financial reports and our consolidated periodic internal accounts.

In accordance with Russian legislation, we are obliged to file quarterly reports on the activities of OAO Gazprom to the Federal Commission for the Securities Market, now the Federal Service for Financial Markets, within 30 days of the end of the relevant quarter. Such reports include certain information about us, our management, subsidiaries, affiliates, selected financial and business information (such as events of litigation, quarterly accounts prepared in accordance with Russian accounting standards, etc.) but do not contain all of the information contained in our IFRS consolidated financial statements. We have regularly published such reports since the fourth quarter of 1998 and generally comply with the reporting requirements, although in the past we have not always met the deadlines for filing such reports.

In addition, Russian law requires certain disclosure by open joint stock companies, such as the disclosure of annual reports, annual accounts (audited and approved by shareholders), any material facts affecting the financial condition and the business of the relevant company, certain board of directors' resolutions and lists of affiliated companies. One of our strategic priorities is to enhance our internal controls over budget planning and execution, deployment of investment capital and debt management, and to increase control over our subsidiaries. Despite these initiatives, there is nonetheless less publicly-available information about us than there is available for comparable listed companies in, for example, the United States or the United Kingdom.

The Russian Federal Commission for the Securities Market, now the Federal Service for Financial Markets, has issued a corporate governance code and recommended that it be adopted by all Russian public companies. In light of the ongoing focus on corporate governance issues, we reviewed our own position on such issues and established a special committee headed by a First Deputy Chairman of the Management Committee to develop a corporate governance code for the Company. Such a code was adopted by the Annual Shareholders Meeting of the Company in June 2002. In addition, on September 27, 2002, our Board of Directors enacted procedures to improve the co-ordination of transactions and to increase the level of control by the Board of Directors over the work of the Management Committee. See "Certain Transactions."

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code of the Russian Federation (the "Civil Code"), the Russian Federal Law "On Joint Stock Companies" No. 208-FZ dated December 26, 1995 the (the "Joint Stock Companies Law") and the Russian Federal Law "On Limited Liability Companies" No. 14-FZ dated February 8, 1998 generally provide that shareholders in a Russian joint stock company or members in a Russian limited liability company are not liable for the obligations of the joint stock company or limited liability company and bear only the risk of loss of their investment. An exception to this rule, however, is when one company (the "effective parent") is capable of making decisions for another company (the "effective subsidiary"). Under certain circumstances the effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions. In addition, the effective parent is secondarily liable for the effective subsidiary's debts if the effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. Accordingly, in our position as the effective parent of the subsidiaries in which we own, directly or indirectly, more than 50% of the charter capital, we could be liable for their debts. This liability could materially adversely affect us.

Some transactions between us and interested parties or affiliated companies require the approval of disinterested directors or shareholders and our failure to obtain approvals could cause our business to suffer.

Russian law requires a company that enters into transactions with certain types of its affiliates that are referred to as "interested party transactions" to comply with special approval procedures. Under Russian law, an "interested party" includes (i) members of the board of directors or the collegial executive body of the company; (ii) the CEO of the company (including a managing organization or manager); (iii) any person that owns, together with that person's affiliates, at least 20% of the company's voting shares; or (iv) a person who on legal grounds has the right to give mandatory instructions to the company, if any of the above listed persons, or a close relative or affiliate of such person, is:

- a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction;
- the owner of at least 20% of the shares in a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction; or
- a member of the board of directors or the collegial executive body or the CEO of a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction or an officer of the managing organization of such company.

Transactions between members of a consolidated corporate group may be considered to be interested party transactions in certain circumstances, even when the companies involved are wholly-owned by the parent company.

Under applicable Russian law, interested party transactions are to be approved by a majority of the disinterested independent members of the board of directors or the shareholders of the company. Where all the directors are interested, or are not independent, or if the subject matter of the transaction exceeds 2% of the balance sheet assets of the company determined under Russian accounting principles (with certain exceptions for share placements), a majority vote of the disinterested shareholders of the company is required. The consequence of not having obtained the appropriate approval is that the transaction in question may be declared invalid upon a claim by the company or any of its shareholders.

The Joint Stock Companies Law has contained an implicit requirement that interested party transactions be approved since it was enacted in 1996. Under Russian law, the lack of advance approval makes such a transaction voidable, but not void. However, certain judicial practice indicated that *post factum* approval of interested party transactions could be sufficient. In certain circumstances, such as when an interested party transaction is entered into between companies within our Group, the transaction will not always be submitted to the boards of directors of the companies for advance approval. In 2000, 2001 and 2002, the Board of Directors of OAO Gazprom approved certain transactions after, rather than before, they were consummated, and since 1996 the Board of Directors has never recognized any such transaction to be contrary to OAO Gazprom's interests or denied approval thereof *post factum*. Following the revisions to the Joint Stock Companies Law that came into effect on January 1, 2002 and which explicitly require an advance approval of interested party transactions, the judicial practice in this regard has also changed. In November 2003, the Highest Arbitration Court of the Russian Federation ruled that an interested party transaction must be approved before it is entered into. Thus, we have now limited the practice of seeking *post factum* approvals and now, where possible, seek to approve interested party transactions in advance.

Russian tax law is not fully developed and is subject to frequent changes which could have an adverse effect on us.

We are subject to a broad range of taxes imposed at the federal, regional and local levels, including but not limited to export duties, income tax, natural resources production tax, property tax and social taxes. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Certain Factors Affecting our Results of Operations—Our high tax burden."

Laws related to these taxes, such as the Tax Code, have been in force for a short period relative to tax laws in more developed market economies and the Government's implementation of these tax laws is often unclear or inconsistent. Accordingly, few precedents with regard to the interpretation of these laws have been established. Often, differing opinions regarding legal interpretation exist both between

companies subject to such taxes and the Government and within Government ministries and organizations, such as the former Ministry of Taxes and Duties (the functions of which have now been divided between the Federal Tax Service and the Ministry of Finance) and its various inspectorates, creating uncertainties and areas of conflict. Generally, tax declarations remain open and subject to inspection by tax and/or customs authorities for a period of three years following the tax year. The fact that a year has been reviewed by tax authorities does not close that year, or any tax declaration applicable to that year, from further review during the three-year period. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

The taxation system in Russia is subject to frequent change and inconsistent enforcement at the federal, regional and local levels. Until the recent adoption of the new Tax Code, the system of tax collection was relatively ineffective, resulting in the continual imposition of new taxes in an attempt to raise state revenues. There can be no assurance that the Tax Code will not be changed in the future in a manner adverse to the stability and predictability of the tax system. These factors, plus the potential for state budget deficits, raise the risk of a sudden imposition of additional taxes on us. This could adversely affect us.

The Russian tax system has recently been revised. The new tax system is intended to reduce the number of taxes and the overall tax burden on businesses and to simplify the tax laws. However, the revised tax system relies heavily on the judgments of local tax officials and fails to address many of the existing problems. Even if further reforms to tax legislation are enacted, they may not result in a reduction of the tax burden on Russian companies and the establishment of a more efficient tax system. Conversely, they may introduce additional tax collection measures. Accordingly, we may have to pay significantly higher taxes, which could have a material adverse effect on our business.

Risks Relating to Notes and the Trading Market

The Issuer's rights to receive payments under a Loan (and therefore its ability to make payments under the corresponding Series of Notes as they fall due) are effectively subordinated to any liabilities of our subsidiaries and could be adversely affected if any of these subsidiaries declares bankruptcy, liquidates or reorganizes.

Most of our operations are conducted through our subsidiaries and to a large extent we depend on the earnings and cash flows of these subsidiaries to meet our debt obligations, including our obligations under each Loan. In addition, our subsidiaries' assets constitute a significant part of our operating assets. Finally, our subsidiaries have significant liabilities, including accounts payable and accrued charges, taxes payable, restructured tax liabilities, other long-term liabilities and provisions for liabilities and charges. Because our subsidiaries do not guarantee the payment obligations of our parent company, OAO Gazprom, under each Loan or the Issuer's payment obligations under the corresponding Series of Notes, neither the Issuer nor you will have any direct claim on our subsidiaries' cash flows or assets. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, their creditors will generally be entitled to payment of their claims from the cash flows and assets of those subsidiaries before any cash flows or assets are made available for distribution to us as a shareholder. This may adversely affect our ability to service our payment obligations under any Loan.

We have borrowed under a number of secured credit facilities and we will seek to continue to incur secured debt in the future.

As of December 31, 2002, 2001 and 2000, we had loans and borrowings of RR192,918 million, RR184,243 million and RR301,753 million, respectively, inclusive of current portion of long-term borrowings, that were secured by revenues from our sales of natural gas to Europe. Since December 31, 2002, we have borrowed an additional U.S.$300 million that is secured by revenues from our sales of natural gas to Europe, and we have prepaid U.S.$675 million of our outstanding loans and borrowings under such facilities. We intend to continue to borrow on a secured basis in the future. The Issuer's rights to receive payments under a Loan are not secured, and are thus effectively subordinated to our secured borrowings.

We understand that the Russian Federation is subject to a negative pledge clause in its borrowings from the International Bank of Reconstruction and Development (the "IBRD"). The negative pledge clause prevents any entity owned or controlled by, or operating for the account or benefit of, the Russian Federation from pledging any of its assets to secure further borrowings unless the IBRD is equally and ratably secured. Whether we should be considered such an entity, and thus subject to this negative pledge clause, is uncertain. This uncertainty will be heightened if the Russian Federation increases its direct ownership interest in us to more than 50% of our shares. If the negative pledge clause is applicable, we

do not know whether the Russian Federation would be prepared to let us continue to borrow on a secured basis, or whether potential lenders would continue to be willing to loan to us on a secured basis.

The lack of a public market for the Notes could reduce the value of your investment.

There may not be an existing market for the Notes at the time they are issued. Each Series of Notes is expected to be listed on the Luxembourg Stock Exchange. However, there can be no assurance that a liquid market will develop for the Notes, that holders of the Notes will be able to sell their Notes, or that such holders will be able to sell their Notes for a price that reflects their value.

Payments we make under any Loan may be subject to Russian withholding tax.

In general, payments of interest on borrowed funds by a Russian entity to a non-resident legal person are subject to Russian withholding tax at the rate of 20%, absent reduction or elimination pursuant to the terms of an applicable double tax treaty. Based on professional advice we have received, we believe that payments of interest on each Loan should not be subject to withholding under the terms of the double tax treaty between Russia and Luxembourg. However, there can be no assurance that such relief will be obtained. In addition, if interest under a Loan becomes payable to the Trustee pursuant to the Trust Deed, any benefit of the double tax treaty between Russia and Luxembourg will cease and payments of interest could be subject to Russian withholding tax.

If the payments under any Loan are subject to any withholding of Russian tax (as a result of which the Issuer would reduce payments under the corresponding Series of Notes in the amount of such withholding), we are obliged to increase payments as may be necessary so that the net payments received by the Noteholders will not be less than the amounts they would have received in the absence of such withholding. It should be noted, however, that gross-up provisions may not be enforceable under Russian law. If we are obliged to increase payments, we may, subject to certain conditions, prepay such Loan in full. In such case, all outstanding Notes of the corresponding Series would be redeemable at par with accrued interest. See "Terms and Conditions of the Notes."

Tax might be withheld on dispositions of the Notes in Russia, reducing their value.

If a non-resident holder that is a legal person or organization sells any Notes and receives proceeds from a source within Russia, there is a risk that the part of the payment, if any, representing accrued interest may be subject to a 20% Russian withholding tax. Where proceeds from a disposition of the Notes are received from a source within Russia by an individual non-resident holder, a similar withholding tax would be charged at a rate of 30% on gain from the disposition. The imposition or possibility of imposition of this withholding tax could adversely affect the value of the Notes.

Financial instability in emerging markets could cause the price of the Notes to suffer.

Financial instability in Russia and other emerging market countries in 1997 and 1998 adversely affected market prices in the world's securities markets for the debt and equity securities of companies that operate in those countries. Financial instability in emerging market countries other than Russia could adversely affect the market price of the Notes, even if the Russian economy remains relatively stable.

Risks relating to Luxembourg Insolvency Proceedings

Provisions of the Luxembourg Commercial Code may adversely affect the security given pursuant to a Trust Deed.

Under each Trust Deed, the Issuer will charge and assign all its present and future rights and interests in respect of each Loan and the relevant Account to the Trustee as security for the payment obligations of the Issuer under the corresponding Series of Notes.

Article 445 of the Luxembourg Commercial Code provides that the creation of a charge, for pre-existing debts of the chargor, is void and without effect if created during the "suspect period" (as defined in the Commercial Code) or up to ten days before the suspect period.

The suspect period is the period of time immediately preceding the date of the bankruptcy judgement. Its duration is fixed by the Court at a maximum of six months.

The provisions of the Article 445 of the Luxembourg Commercial Code may affect the Security Interests granted by the Issuer pursuant to the Trust Deed. Indeed, if the Charge was created during the suspect period, or up to 10 days before the suspect period for pre-existing obligations of the Issuer, such charge would be declared void and invalid by the Courts of Luxembourg.

USE OF PROCEEDS

The net proceeds from each offering of a Series of Notes will be used by the Issuer for the sole purpose of financing the corresponding Loan to us. The proceeds of such Loan will be used by us for general corporate purposes.

CAPITALIZATION

The following table shows our consolidated cash and cash equivalents and certain restricted cash, short-term borrowings and current portion of long-term borrowings, short-term promissory notes payable and total capitalization, consisting of long-term borrowings, long-term promissory notes payable and shareholders' equity, as of September 30, 2003, extracted from our unaudited consolidated interim condensed financial information as of and for the nine months ended September 30, 2003. For further information regarding our financial condition, see "Selected Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial information included elsewhere in this Offering Circular.

The U.S. dollar amounts set forth below were not included in our annual audited consolidated or unaudited consolidated interim condensed financial information and are provided for convenience only. They should not be construed as representations that the Rouble amounts have been or could be converted into U.S. dollars at that or any other rate or as being representative of U.S. dollar amounts that would have resulted if we reported in U.S. dollars. The U.S. dollar amounts have been translated from the RR amounts at the rate of RR30.61 = U.S.$1.00, which is the rate published by the Central Bank of Russia on September 30, 2003.

	As of September 30, 2003	
	(millions of RR)[1]	**(millions of U.S.$)[1]**
Cash and cash equivalents and certain restricted cash[2]	136,514	4,460
Short-term borrowings and current portion of long-term borrowings	173,514	5,668
Short-term promissory notes payable	37,315	1,219
Total	210,829	6,887
Long-term borrowings	306,235	10,004
Long-term promissory notes payable	8,409	275
Total shareholders' equity, of which:	1,819,821	59,452
Share capital	325,194	10,624
Treasury shares	(38,854)	(1,269)
Retained earnings and other reserves	1,533,481	50,097
Total capitalization[3]	2,134,465	69,731

Notes:

(1) Unaudited.

(2) Includes cash restricted as to withdrawal under the terms of certain borrowings and other contractual obligations but excludes cash restricted as to withdrawal under banking regulations.

(3) Totals may not add due to rounding.

There have been no material changes in our total capitalization since September 30, 2003, other than additional long-term borrowings in the amount of U.S.$1.95 billion and RR16 billion, less prepayments of long-term borrowings in the amount of U.S.$675 million.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set forth below shows our historical consolidated financial information as of September 30, 2003 and 2002 and for the nine months then ended and as of December 31, 2002, 2001 and 2000 and for the years then ended. The annual consolidated financial information as of December 31, 2002, 2001 and 2000 and for the years then ended has been extracted from, and should be read in conjunction with, the annual audited consolidated financial statements included elsewhere in this Offering Circular. The unaudited interim consolidated financial information as of September 30, 2003 and 2002 and for the nine months then ended has been extracted from and should be read in conjunction with the unaudited consolidated interim condensed financial information included elsewhere in this Offering Circular. The annual and interim consolidated financial information should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

Our annual consolidated financial statements have been prepared in accordance with IFRS, including IAS and Interpretations issued by the International Accounting Standards Board. Our interim consolidated condensed financial information is prepared in accordance with IAS 34. IFRS differs in certain respects from U.S. GAAP. For a summary of certain differences between IFRS and U.S. GAAP that are relevant to us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Certain Differences between IFRS and U.S. GAAP."

All RR amounts related to financial information for periods prior to 2003 are expressed in constant RR as of December 31, 2002 purchasing power, unless otherwise noted. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from January 1, 2003, we no longer apply the provisions of IAS 29. Accordingly, no adjustment for the effects of changes in general purchasing power have been made for periods starting from January 1, 2003. Corresponding figures for the nine month period ended September 30, 2002 have been restated in constant RR as of December 31, 2002 purchasing power.

For periods up to and including December 31, 2002, the impact of stating our financial information in terms of the measuring unit as of December 31, 2002 was to:

- inflate current period transactions recorded in the statement of operations of the local statutory books by the average rate of inflation for the period in order to state them in terms of the purchasing power of the RR as of the balance sheet date (i.e., using the average inflation factor of 1.0638 for all relevant transactions in the year ended December 31, 2002);
- restate the period end non-monetary assets and liabilities and shareholders' equity, including share capital, in terms of the measuring unit current as of the period end; and
- restate all comparatives, both monetary and non-monetary items, in terms of the purchasing power of the RR as of December 31, 2002.

The restatement of all comparatives, in particular, had a significant impact on our reported sales and operating profit. For example, domestic sales expressed in constant RR decreased when increases in nominal prices were lower than inflation and increased less than might otherwise be expected even when increases in nominal prices were higher than inflation. Our ability to increase the prices we charge for our natural gas sales in the domestic market is constrained by Government regulations. Moreover, the impact of U.S. dollar and euro price increases for our export sales was offset in recent periods, and the impact of U.S. dollar and euro price decreases was magnified in recent periods, by the real appreciation of the RR (i.e., by a rate of inflation that is higher than the rate at which the RR is depreciating against the U.S. dollar or euro). As a result, our reported sales lagged behind the changes in our actually realized prices in nominal terms. On the other hand, our costs, which are mainly in RR and are generally not regulated, have tended to increase in line with or even above inflation in recent periods.

In addition, the restatement of all comparatives had a significant impact on our debt balances. For example, even though we borrowed more than we repaid during the years ended December 31, 2002, 2001 and 2000, the restatement of our comparatives into current purchasing power resulted in our reported debt balances having declined at each period end until December 31, 2002. (The ratios we show below are not affected by this, because the other components of the ratios are subject to similar adjustments.)

The U.S. dollar amounts set forth below were not included in our annual and interim consolidated financial information and are provided for convenience only. They should not be construed as representations that the RR amounts have been or could be converted into U.S. dollars at that or any other rate or as being representative of the U.S. dollar amounts that would have resulted if we reported in U.S. dollars. The U.S. dollar amounts have been translated from the RR amounts at the rate of RR30.61 = U.S.$1.00, which is the rate published by the Central Bank of Russia on September 30, 2003.

	Nine months ended September 30,				Year ended December 31,					
	2003		2002		2002		2001		2000	
	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR
	(amounts in millions)									
Statement of Operations										
Sales	19,516	597,382	14,424	441,510	21,061	644,687	23,291	712,967	24,127	738,542
Operating expenses, of which	(13,569)	(415,360)	(11,193)	(342,627)	(16,227)	(496,713)	(16,558)	(506,843)	(18,175)	(556,346)
Depreciation	(2,323)	(71,095)	(2,232)	(68,314)	(3,053)	(93,454)	(3,263)	(99,868)	(3,142)	(96,191)
Provisions[1]	(148)	(4,540)	(305)	(9,339)	(232)	(7,104)	(1,384)	(42,355)	(3,608)	(110,438)
Operating profit	5,947	182,022	3,230	98,883	4,834	147,974	6,733	206,124	5,952	182,196
Net interest expense[2]	(428)	(13,102)	(615)	(18,825)	(609)	(18,629)	(938)	(28,718)	(1,599)	(48,933)
Net monetary effects and other financing items [3]	395	12,091	795	24,341	1,171	35,853	1,674	51,229	2,608	79,836
Other[4]	83	2,568	114	3,504	19	556	101	3,094	(72)	(2,198)
Profit tax (expense) benefit, of which	(1,803)	(55,198)	(2,949)	(90,255)	(4,447)	(136,132)	(6,965)	(213,191)	5,965	182,593
Current profit tax expense	(1,021)	(31,259)	(1,413)	(43,256)	(1,770)	(54,187)	(3,102)	(94,957)	(3,093)	(94,688)
Deferred profit tax (expense) benefit	(782)	(23,939)	(1,535)	(46,999)	(2,677)	(81,945)	(3,863)	(118,234)	9,059	277,281
Minority interest	(63)	(1,942)	(33)	(1,006)	(22)	(667)	(174)	(5,339)	(68)	(2,074)
Net profit	4,131	126,439	544	16,642	946	28,955	431	13,199	12,786	391,420

	As of September 30,		As of December 31,					
	2003		2002		2001		2000	
	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR
Balance Sheet	(amounts in millions)							
Assets								
Total current assets, of which	18,420	563,830	14,046	429,935	16,186	495,460	17,022	521,047
Cash and cash equivalents and restricted cash[5]	4,460	136,514	3,169	96,991	2,978	91,163	1,908	58,401
Total long-term assets, of which	69,046	2,113,485	66,997	2,050,764	64,532	1,975,313	67,015	2,051,314
Property, plant and equipment	62,603	1,916,274	60,610	1,855,276	58,249	1,783,004	57,257	1,752,634
Liabilities and equity								
Total current liabilities, of which	12,648	387,181	12,080	369,775	14,715	450,419	16,886	516,894
Taxes payable	1,254	38,386	1,559	47,728	2,070	63,370	5,116	156,602
Short-term borrowings and current portion of long-term borrowings	5,669	173,514	6,038	184,823	6,308	193,090	5,000	153,062
Short term promissory notes payable	1,219	37,315	1,352	41,384	2,300	70,402	2,573	78,749
Total Long term liabilities, of which	14,894	455,915	12,704	388,875	9,776	299,254	10,941	334,919
Long term borrowings	10,004	306,235	8,122	248,603	7,756	237,413	9,155	280,235
Long term promissory notes payable	275	8,409	661	20,218	466	14,259	276	8,463
Restructured tax liabilities[3]	223	6,817	346	10,592	717	21,957	396	12,110
Minority interest	470	14,398	332	10,177	568	17,387	389	11,921
Total Shareholders' equity	59,452	1,819,821	55,927	1,711,872	55,659	1,703,713	55,821	1,708,627

	As of and for the nine months ended September 30,				As of and for the year ended December 31,					
	2003		2002		2002		2001		2000	
	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR	U.S.$	RR
Certain Items and Ratios	**(amounts in millions, except ratios)**									
Adjusted EBITDA[6]	8,319	254,653	5,503	168,457	7,551	231,121	10,234	313,277	11,523	352,706
Gross interest expense[7]	(738)	(22,601)	(830)	(25,401)	(956)	(29,265)	(1,402)	(42,902)	(2,109)	(64,544)
Net interest expense[2]	(428)	(13,102)	(615)	(18,825)	(609)	(18,629)	(938)	(28,718)	(1,599)	(48,933)
Total debt[8]	17,389	532,290	16,680	510,564	16,518	505,620	17,547	537,121	17,400	532,619
Net debt[9]	12,930	395,776	14,254	436,307	13,350	408,629	14,569	445,958	15,492	474,218
Adjusted EBITDA/Gross interest expense	11.27		6.63		7.90		7.30		5.46	
Adjusted EBITDA/Net interest expense	19.44		8.95		12.41		10.91		7.21	
Net debt/Adjusted EBITDA	1.25[10]		1.81[10]		1.77		1.42		1.34	

Notes:

(1) Includes impairment provisions for accounts receivable and prepayments, assets under construction, investments and other long-term assets, guarantees and inventory obsolescence.

(2) Gross interest expense less interest income.

(3) Monetary gain, exchange gains and gains on and extinguishment of restructured liabilities, less exchange losses. Monetary gain reflects the effect of inflation on our net monetary liability position as a result of the application of IAS 29 prior to 2003.

On September 3, 1999 the Government issued regulation #1002 allowing certain companies to negotiate the restructuring of various overdue taxes, interest and fines due to the federal government authorities over ten years. Interest accrues on the restructured tax payables (excluding interest and fines) at a rate of 5.5% per annum, representing 1/10 of the Central Bank of Russia's annual refinancing rate (55%) as specified in the regulation, and is paid quarterly. Current tax payments must be made timely. If the terms of the restructuring are violated, the original nominal value of the tax payable (including interest and fines) becomes due with additional interest of 1/300 of the Central Bank refinancing rate accruing for each day since the restructuring agreement.

Certain of our subsidiaries have signed such restructuring agreements. This resulted in the recognition of a gain in each of the respective periods based on the difference between the estimated fair value of the new agreements (based on discounted future cash flows) and the carrying amount of the old payables. This gain is reflected in gain on restructured taxes. Following the restructurings, we recognize the amortization of the discount and the interest accruing under the restructuring agreements as interest expense on taxes payable, which also includes interest that accrues when tax payments are overdue.

(4) Share of net income (losses) of associated undertakings and gains (losses) on available-for-sale investments.

(5) Cash and cash equivalents and certain restricted cash include balances of cash and cash equivalents restricted as to withdrawal under the terms of certain borrowings and other contractual obligations but exclude cash restricted as to withdrawal under banking regulations.

(6) Operating profit plus depreciation and the provisions referred to in note 1 above except for provisions for accounts receivable and prepayments. Provisions for accounts receivable and prepayments were RR3,004 million and RR8,079 million for the nine months ended September 30, 2003 and 2002, respectively, and RR17,411 million, RR35,070 million and RR36,119 million for the years ended December 31, 2002, 2001 and 2000, respectively. Adjusted EBITDA should not be considered as an alternative to net profits, operating profit, net cash provided by operating activities or any other measure of performance under IFRS.

(7) Interest expense on taxes payable, short- and long-term debt and other interest expense, excluding capitalized interest on borrowings. See note 3 above for an explanation of interest expense on taxes payable.

(8) Short-term borrowings and current portion of long-term borrowings, short-term promissory notes payable, long-term borrowings, long-term promissory notes payable and restructured tax liabilities.

(9) Total debt less cash and cash equivalents and balances of cash and cash equivalents restricted as to withdrawal under the terms of certain borrowings and other contractual obligations.

(10) Based on Adjusted EBITDA for the twelve months ended September 30 and net debt as of the balance sheet date. Adjusted EBITDA was RR317,317 million and RR240,663 million for the twelve-month periods ended September 30, 2003 and 2002 respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations as of September 30, 2003 and 2002 and December 31, 2002, 2001 and 2000 and the periods then ended in conjunction with our unaudited interim consolidated condensed financial information as of and for the nine months ended September 30, 2003 and 2002 and the audited financial statements as of and for the years ended December 31, 2002, 2001 and 2000. The Consolidated Financial Statements and the related Notes thereto have been prepared in accordance with IFRS, which differ in certain respects from generally accepted accounting principles applied in the United States. For a summary of certain differences between IFRS and U.S. GAAP that could be significant to Gazprom, see "Summary of Certain Differences Between IFRS and U.S. GAAP." All RR amounts related to financial information for periods prior to 2003 are expressed in constant RR as of December 31, 2002 purchasing power, unless otherwise noted. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from January 1, 2003, we no longer apply the provisions of IAS 29. Accordingly, no adjustment for the effects of changes in general purchasing power have been made for periods starting from January 1, 2003. Corresponding figures for the nine month period ended September 30, 2002 have been restated in constant RR as of December 31, 2002 purchasing power. The U.S. dollar amounts, except as indicated, have been translated from the RR amounts at the rate of RR30.61 = U.S.$1.00, which is the rate published by the Central Bank of Russia on September 30, 2003.

Overview

We are the world's largest natural gas company, and the world's largest publicly-traded hydrocarbons company, in terms of reserves, transportation and production volumes. Our revenues are primarily derived from sales of natural gas to western and central Europe, Russia and other former Soviet Union countries.

We divide our operations into the following four main business segments:

- Production (referred to elsewhere in the Offering Circular as "Exploration and Production"): exploration, development and production operations relating to natural gas and other hydrocarbons. These activities are primarily located within Russia.
- Refining: processing and refining of natural gas, gas condensate and other hydrocarbons (including crude oil), and sale of hydrocarbon products. Operations relating to refining of natural gas, gas condensate and oil significantly increased during 2001 due to our acquisition of OAO AK Sibur ("Sibur") (see "—Certain Acquisitions and Dispositions"). Sibur's operations significantly increased in the nine months ended September 30, 2003 following the completion of bankruptcy procedures in September 2002.
- Transportation: transportation of natural gas through the world's largest high-pressure trunk pipeline system (151,600 km). We own and operate a single centrally controlled system for natural gas production, processing, transportation, storage and deliveries. Beginning in the late 1990s, we began acquiring interests in regional gas distribution companies that own and operate medium- and low-pressure pipelines.
- Distribution (referred to elsewhere in the Offering Circular as "Marketing"): domestic and export sale of natural gas. We are the world's largest exporter of natural gas.

Other businesses primarily comprise banking, insurance, construction and media. These businesses are not separately reflected in our financial statements because they do not represent individually material segments.

Our four main business segments are mutually dependent, with a significant portion of the revenues of one segment comprising a part of the costs of another segment. In particular, our Distribution and Refining segments purchase natural gas from our Production segment and transportation services from our Transportation segment. We establish internal transfer prices to provide for the funding requirements of the individual subsidiaries within each segment. Accordingly, the results of operations of these segments on a stand-alone basis do not necessarily represent that segment's underlying financial position and results of operations as if it were a stand-alone business. For this reason, we do not analyze any of our main segments separately in the discussion that follows.

Critical Accounting Policies

Our financial statements reflect the selection and application of accounting policies that require management to make significant estimates and assumptions. We believe that the following are some of the most critical accounting policies that currently affect our financial condition and results of operations.

Gas and oil exploration and production activities

Gas and oil exploration and production activities are accounted for in accordance with the successful efforts method as it provides a timelier accounting of the success or failure of our exploration and production activities. Under the successful efforts method, costs of successful development and exploratory wells are capitalized. Costs of unsuccessful exploratory wells are expensed upon determination that the well does not justify commercial development. Other exploration costs are expensed as incurred.

Assets associated with exploration and production activities are depreciated on a straight-line basis calculated on the basis of cost. IFRS does not specifically require the use of the units-of-production method for the depreciation, depletion and amortization of gas production assets, primarily because there is no specific accounting standard for oil and gas producing companies. In making our estimates of depreciation, and considering the corresponding asset lives, we include in proved reserves those reserves that relate to quantities that will be produced beyond the initial license period date in circumstances where we have both the right to request and the intent to renew the license. A significant increase or decrease in reserves or the terms of our licenses could result in shorter or longer estimated useful lives for depreciation of assets.

Site restoration and environmental costs

Site restoration costs that may be incurred by us at the end of the operating life of certain of our facilities and properties are recognized on a straight-line basis over the asset's productive life. Liabilities for environmental obligations are recorded when it is probable that such obligations have been incurred and the amounts can be reasonably estimated.

IFRS prescribes the recording of liabilities for these costs. Estimating the amounts and timing of these obligations that should be recorded requires significant judgment. This judgment is based on cost and engineering studies using currently available technology and is based on current environmental regulations. Liabilities for site restoration are subject to change because of change in laws and regulations, and their interpretation. The timing of the recognition of these liabilities is affected by the life of our gas and oil fields.

Impairment provision for accounts receivable

The impairment provision for accounts receivable is based on our assessment of the collectibility of specific customer accounts. If there is a deterioration in a major customer's creditworthiness or actual defaults are higher than our estimates, the actual results could differ from these estimates.

Impairment of other assets and accounting for provisions

At each balance sheet date we assess whether there is any indication that the recoverable amount of our assets has declined below the carrying value. The recoverable amount is the higher of an asset's net selling price and its value in use. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of operations in the period in which the reduction is identified.

Our accounting for impairment includes provisions against capital construction projects, investments, other long-term assets and inventory obsolescence. The provisions for liabilities and charges include provisions for guarantees, environmental and pension liabilities We record impairment or accrue these provisions when our assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered, and an amount can be reasonably estimated. Our estimates for provisions for liabilities and charges are based on currently available facts and our estimates of the ultimate outcome or resolution of the liability in the future. Actual results may differ from our estimates, and our estimates can be revised in the future, either negatively or positively, depending upon the outcome or expectations based on the facts surrounding each exposure.

Because of our operating cycle, certain significant decisions about capital construction projects are made after the end of our fiscal year. Accordingly, we typically have larger impairment charges or releases in the fourth quarter of our fiscal year as compared to other quarters. For example, in 2002 we recorded a fourth quarter impairment provision release of RR6,884 million related to assets under construction compared to a nil impairment provision for the first nine months of 2002. In 2001 we recorded a fourth quarter impairment provision of RR6,503 million related to assets under construction compared to a nil impairment provision for the first nine months of 2001.

Interest costs on borrowings

We capitalize interest costs on borrowings as part of the cost of assets under construction during the period required to prepare the assets for their intended use. All other borrowing costs are expensed. IFRS permits but does not require the capitalization of borrowing costs for qualifying assets. We capitalize borrowing costs that relate to funds borrowed specifically for, and funds borrowed generally and deemed to be used for, the purpose of assets under construction. For general borrowings, the borrowing costs eligible for capitalization are determined by applying a capitalization rate to the cumulative expenditures on assets under construction. This rate represents the weighted average of the borrowing costs applicable to the general borrowings. The amount of interest costs capitalized is primarily affected by the level of capital expenditures for assets under construction, interest rates and total borrowings.

Profit tax and other taxes

Tax legislation in the Russian Federation is subject to varying interpretations and frequent changes.

Deferred tax assets and liabilities are calculated in respect of temporary differences using a balance sheet liability method. Deferred tax is recorded for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Certain Factors Affecting our Results of Operations

The primary factor that affects our results is the price for which we can sell our natural gas and other hydrocarbon products, both internationally and in Russia. Other factors affecting our results are:

- the impact of changes in the purchasing power of the RR resulting from inflation in Russia and of fluctuations in RR exchange rates against the U.S. dollar and euro;
- our high tax burden;
- interest rates and discounts on promissory notes;
- non-cash settlements; and
- impairment of assets.

The export price of natural gas

Our results are heavily reliant on natural gas export prices. Prices for the natural gas we export increased considerably in 2000 and 2001 in U.S. dollar terms (although they declined in constant RR terms in 2001), and then declined during the first six months of 2002, and increased for the last six months of 2002 and the nine months ended September 30, 2003. Export gas prices to European countries are indexed mainly to oil product prices as stipulated in long-term contracts and, therefore, fluctuate based on world oil prices. Due to the formulae underlying our long-term contracts, our prices are not as volatile on a short-term basis as spot oil prices and tend to lag upward and downward movements in oil prices by approximately six to nine months.

Our business requires significant ongoing capital expenditures in order to maintain our production and transportation systems. An extended period of low gas prices would limit our ability to maintain an adequate level of capital expenditures, which in turn could limit our ability to maintain current levels of production and deliveries of gas, adversely affecting our results.

The European Union Gas Directive of June 22, 1998, and the new Gas Directive of June 26, 2003 that replaced it, have established common rules for the transmission, distribution, supply and storage of

natural gas in the European market and may cause substantial changes to existing European market structures and to the overall level and volatility of prices. See "Business—Marketing—Europe—Western Europe" and "Business—Competition—Western Europe."

Natural gas export prices for sales to FSU countries are generally based on one-year fixed price contracts. Average natural gas export prices to FSU countries are more than 50% below the level of those for European countries. This is partly due to lower transportation costs and excise tax burdens but is principally due to the impact of intergovernmental agreements, which effectively limit the prices we can charge to FSU countries.

The weather is another factor affecting demand for and, therefore, the price of natural gas. Changes in weather conditions from year to year can influence demand for natural gas and to some extent gas condensate and oil products.

We do not enter into any significant hedging arrangements to mitigate the price risk of our sales activities.

The following table shows our average natural gas export price to Europe and FSU countries (including excise tax and net of VAT) for the nine month periods ended September 30, 2003 and 2002 and the years ended December 31, 2002, 2001 and 2000:

	Nine months ended September 30,		Year ended December 31,		
	2003	2002	2002	2001	2000
	(including excise tax, net of VAT and customs duties)				
Our natural gas export price to Europe (average actual realized U.S.$ per mcm)[1]	127.1	100.4	102.5	122.6	98.4
Our natural gas export price to Europe (average actual realized U.S.$ per mcf)[1]	3.6	2.8	2.9	3.5	2.8
Our natural gas export price to Europe (average constant RR per mcm, except for 2003 amount which is in nominal RR)	3,980.4	3,221.7	3,369.0	4,100.0	4,223.9
Our natural gas export price to FSU countries (average actual realized U.S.$ per mcm)[2]	41.1	42.5	45.4	41.5	45.4
Our natural gas export price to FSU countries (average actual realized U.S.$ per mcf)[2]	1.2	1.2	1.5	1.2	1.3
Our natural gas export price to FSU countries (average constant RR per mcm, except for 2003 amount which is in nominal RR)	1,276.1	1,385.0	1,444.2	1,417.5	1,891.6

Notes:

(1) Average actual realized nominal prices and not convenience translations of constant RR prices.

(2) Average actual realized nominal prices and not convenience translations of constant RR prices, except sales to Belarus, which are made in RR and for the purposes hereof converted to dollars at the end of each month at the exchange rate then in effect.

Regulation of domestic natural gas prices and transportation tariffs

Natural gas prices and transportation tariffs in Russia are regulated by the Natural Monopoly Law and the Gas Supply Law, as well as by a number of supplemental Government resolutions, and do not currently fluctuate based on supply and demand. The Federal Energy Commission of the Russian Federation ("FEC") regulates natural monopolies, including the establishment and regulation of natural gas prices and transportation tariffs. From March 2004 the FEC was reorganized into the Federal Tariffs Service ("FTS").

Natural gas prices in Russia have remained significantly below export prices (even after netting back export tariffs and transportation costs) primarily due to Governmental regulation, by the FEC (and now the FTS). Over the last five years the FEC reset domestic gas tariffs at rates that, on a cumulative basis, failed to recover fully the effects of inflation. As of September 30, 2003 the domestic natural gas price was 202% higher in nominal RR terms than in 1997, whereas cumulative inflation over the period to December 31, 2002 was 314%, and 350% to September 30, 2003.

Since 2000, however, domestic natural gas prices have increased faster than inflation. Our average domestic natural gas sales prices were equivalent to RR676.6 per mcm in the first nine months of 2003,

RR535.7 per mcm in 2002, RR442.8 per mcm in 2001 and RR383.4 per mcm in 2000, all expressed in constant RR, except for 2003 data which is in nominal RR.

The following table shows our average domestic natural gas price (including excise tax and net of VAT) for the nine-month periods ended September 30, 2003 and 2002 and the years ended December 31, 2002, 2001 and 2000:

	Nine months ended September 30,		Year ended December 31,		
	2003	2002	2002	2001	2000
	(including excise tax, net of VAT)				
Our domestic natural gas price (average actual realized RR per mcm)	676.6	438.7	505.0	357.9	254.7
Our domestic natural gas price (average actual realized RR per mcf)	19.2	12.4	14.3	10.1	7.2
Our domestic natural gas price (average constant RR per mcm, except for 2003 amount which is in nominal RR)(1)	676.6	472.5	535.7	442.8	383.4
Our domestic natural gas price (average constant RR per mcf, except for 2003 amount which is in nominal RR)(1)	19.2	13.4	15.2	12.5	10.8
Our domestic natural gas price (average U.S.$ per mcm)(2)	21.9	14.0	16.0	11.9	9.0
Our domestic natural gas price (average U.S.$ per mcf)(2)	0.6	0.4	0.5	0.3	0.3

Notes:

(1) Constant RR price in terms of the equivalent purchasing power of the RR as of December 31, 2002.

(2) Translated from average actual realized RR price for convenience only using period-end exchange rates.

The Government has allowed domestic gas prices to increase and may continue to do so in the foreseeable future. The Government is considering the introduction of an unregulated wholesale domestic market where some natural gas can be sold at prices determined by market forces. See "Business—Marketing—Russia—Domestic Market Conditions." Concerns about inflation and political considerations constrain the Government's ability to move rapidly in this direction, however. For example, we proposed that natural gas prices should increase by 38% on average in 2003 (40% for industrial consumers and 20% for household consumers), but the Government approved an average increase of only 20% (a 20% increase for industrial consumers commencing January 1, 2003 and a 23% increase for household consumers commencing February 1, 2003). Prices for both industrial and household consumers were increased by a further 20% with effect from January 1, 2004.

During the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000, our sales revenues derived from the transport of gas produced by third parties were relatively small, though increasing. For a discussion of our transport tariffs, see "Business—Transportation—Third party access to the UGSS."

Impact of the change in purchasing power of the RR and fluctuations in RR exchange rates against the U.S. dollar and the euro

Impact of inflation accounting and presentation in our financial statements of constant RR. Until December 31, 2002, our financial results, including comparatives, include a restatement for changes in the general purchasing power of the RR in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy such as Russia's be stated in terms of the measuring unit current at the balance sheet date. The restatement is calculated from the conversion factors derived from the Russian Federation Consumer Price Index, published by the Russian State Committee on Statistics ("Goskomstat"), and from indices obtained from other published sources for years prior to 1992. As the Russian economy is no longer considered to be hyperinflationary, from January 1, 2003 we no longer apply IAS 29.

The impact of stating our financial information in terms of the measuring unit current at the balance sheet dates, prior to and as of December 31, 2002, is to:

- inflate the current period transactions recorded in the statement of operations of the local statutory books by the average rate of inflation for the period in order to state them in terms of the purchasing power of the RR as of the balance sheet date (i.e. using the average inflation factor of 1.0638 for all relevant transactions in the year ended December 31, 2002);
- restate the period end non-monetary assets and liabilities and shareholders' equity, including share capital, in terms of the measuring unit current as of the period-end; and
- restate all comparatives, monetary and non-monetary items, in terms of the purchasing power of the RR as of December 31, 2002 (i.e. for the information included in this offering circular, to inflate the comparatives in terms of the purchasing power of the RR as of December 31, 2002).

The restatement of all comparatives, in particular, had a significant impact on our reported sales and operating profit. For example, domestic sales expressed in constant RR decreased when increases in nominal prices were lower than inflation and increased less than might otherwise be expected even when increases in nominal prices were higher than inflation. Our ability to increase the prices we charge for our natural gas sales in the domestic market is constrained by Government regulations. Moreover, as we discuss more fully below, the impact of U.S. dollar and euro price increases for our export sales was offset in recent periods, and the impact of U.S. dollar and euro price decreases was magnified in recent periods, by the real appreciation of the RR (i.e., by a rate of inflation that is higher than the rate at which the RR is depreciating against the U.S. dollar or euro). As a result, our reported sales lagged behind the changes in our average actual realized prices in nominal terms. On the other hand, our costs, which are mainly in RR and are generally not regulated, tended to increase in line with or even above inflation in recent periods.

In addition, the restatement of all comparatives had a significant impact on our debt balances. For example, even though we borrowed more than we repaid during the nine-month period ended September 30, 2003 and during the years ended December 31, 2002, 2001 and 2000, the restatement of our comparatives into current purchasing power resulted in our reported debt balances having declined at each period end until December 31, 2002. For a discussion of our debt obligations, see "—Liquidity and Capital Resources—Debt obligations."

Impact of inflation and changes in exchange rates on export sales and operating margins. 64% of our gross sales (including excise tax and net of VAT and customs duties) for the nine months ended September 30, 2003 and 64%, 67% and 74% for the years ended December 31, 2002, 2001 and 2000, respectively were denominated in U.S. dollars or euros, while most of our costs were denominated in RR. The relative movements of inflation and exchange rates therefore significantly affect our results of operations. In particular, our operating margins are generally adversely affected by a real appreciation of the RR against the U.S. dollar or euro, because this will generally cause our costs to increase in real terms relative to our sales revenues. Conversely, our operating margins are generally positively affected by a real depreciation of the RR against the U.S. dollar or euro, because this will generally cause our costs to decrease in real terms relative to our sales revenues.

The following table sets forth the rates of inflation in Russia, the rates of nominal depreciation of the RR against the U.S. dollar and euro and the rates of real change in the value of the RR against the U.S. dollar and euro for the periods shown.

	Nine months ended September 30,		Year ended December 31,		
	2003	**2002**	**2002**	**2001**	**2000**
Inflation (CPI)	8.6%	10.4%	15.1%	18.8%	20.1%
Nominal (appreciation) depreciation of the RR against the U.S.$	(3.7)%	5.0%	5.4%	7.0%	4.3%
Real appreciation of the RR against the U.S.$	12.8%	5.2%	9.2%	11.0%	15.2%
Nominal depreciation (appreciation) of the RR against the euro	5.9%	16.7%	25.0%	1.3%	(3.9)%
Real appreciation (depreciation) of the RR against the euro	2.5%	(5.4)%	(7.9)%	17.2%	25.0%

Period to period comparisons of our export sales revenues, as restated in constant RR for periods prior to 2003, have been significantly affected by the real change in the value of the RR against the U.S. dollar and the euro. If our actual realized U.S. dollar or euro prices and the related sales for any periods

before 2003 being compared were the same, but between the periods the RR appreciated in real terms against the U.S. dollar or the euro, the related sales expressed in constant RR would have declined from one period to the next. And if the real appreciation of the RR was great enough, our export prices and sales expressed in constant RR would have declined from one period to the next even in circumstances where our actual realized U.S. dollar prices and the related sales would have increased. Conversely, if the RR depreciated in real terms against the U.S. dollar or the euro, our prices and the related sales expressed in constant RR would have increased from one period to the next if our actual realized U.S. dollar or euro prices and related sales remained unchanged, and could have increased even if our U.S. dollar or euro prices and related sales declined.

Impact of Monetary Effects. Our results of operations were also substantially affected prior to 2003 by the impact of nominal devaluation and inflation on the value of our monetary assets and liabilities. Nominal devaluation of the RR generally resulted in foreign exchange gains on monetary assets denominated in foreign currencies and foreign exchange losses on monetary liabilities denominated in foreign currencies. These gains and losses were recorded on a net basis in our statements of operations under the caption "Exchange gain (loss)." Inflation resulted in purchasing-power gains on monetary liabilities and purchasing power losses on monetary assets; because our financial statements for periods and as of dates prior to 2003 are price-level restated, these gains and losses are recorded on a net basis in our statements of operations for periods prior to 2003 under the caption "Monetary gain." There was no monetary gain for the nine months ended September 30, 2003 as the characteristics of the economic environment of the Russian Federation indicated that hyperinflation had ceased, and effective from January 1, 2003 we no longer apply the provisions of IAS 29. Accordingly, no adjustments for the effects of changes in general purchasing power are recorded in the financial statements beginning January 1, 2003.

Our high tax burden

We are subject to a wide range of taxes imposed at federal, regional, and local levels and are one of the largest sources of tax revenue to the federal authorities in Russia, as well as to the regional and local authorities in those regions and localities in which we operate. The combination of political pressure on the federal, regional and local authorities to address social and economic issues and the difficulties associated with collecting taxes from companies and enterprises in financial difficulties, all increase the risk that the Government, as well as regional and local governments, will seek to mitigate these problems by increasing our already substantial tax burden.

Given the relative size of our activities in Russia, our tax burden is largely determined by the taxes payable in Russia.

In addition to profits tax, we are subject to a number of other taxes in Russia, many of which are based on revenue or volumetric measures. Royalty taxes, mineral extraction taxes and road taxes are calculated based on the revenue generated from exploration and production activities. Social taxes and contributions are a function of salaries and wages. Significant taxes to which we are subject include:

- excise tax (abolished effective January 1, 2004 for gas produced after January 1, 2004);
- VAT (reduced from 20% to 18% effective January 1, 2004) and sales tax (abolished effective January 1, 2004);
- natural resources production tax, which replaced royalty taxes and mineral extraction taxes effective January 1, 2002 (effective January 1, 2004 natural resources production tax for gas changed from 16.5% of the value of gas produced to a fixed rate of RR107/mcm, and for gas condensate from 16.5% of the value of gas condensate produced from gas condensate fields and RR340 per ton of gas condensate produced from oil and gas condensate fields (the latter rate being subject to adjustments depending on fluctuations of oil prices and the RR exchange rate) to a single rate of 17.5% of the value of gas condensate produced);
- gas export duty (increased from 5% to 30% effective January 1, 2004);
- property tax (increased from 2% to 2.2% effective January 1, 2004);
- road users tax (abolished effective January, 1 2003);
- housing fund tax (abolished effective January 1, 2001); and
- social taxes and contributions.

Our overall effective profit tax rates (current and deferred tax expense/benefit as a percentage of IFRS profit before profit tax and minority interest) for the nine-month period ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000 were 30.1%, 82.1%, 92.0%, and a benefit of 86.6%, respectively, while the statutory income tax rates in Russia were 24%, 24%, 35% and 30% in 2003, 2002, 2001 and 2000, respectively. The significant difference between our effective profit tax rates and the statutory rates and the volatility of those rates since 2000 has been the result of:

- significant non-deductible expenses, primarily relating to social expenses;
- significant deferred tax benefits and expenses. The revaluation of property, plant and equipment for statutory tax purposes resulted in a deferred tax benefit in 2000. In each period, temporary differences related to property, plant and equipment affected deferred taxes due to the fact that a significant proportion of the tax base is based on independent appraisals while the financial reporting base is historical cost restated for changes in the general purchasing power of the RR;
- the impact of accounting for inflation, which had been increasing our effective tax rate during the periods ending before 2003; and
- changes in Russian tax legislation.

Current profit tax expense for the nine-month period ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000 was RR31,259 million, RR54,187 million, RR94,957 million and RR94,688 million, respectively. This represents effective current profit tax rates (current profit tax expense as a percentage of IFRS profit before tax and minority interest) for the nine-month period ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000 of 17.0%, 32.7%, 41.0% and 44.9%, respectively. The general reduction of the current profit tax rate in the year ended December 31, 2002 and the nine months ended September 30, 2003 was primarily due to the shorter depreciation lives of fixed assets for tax purposes effective January 1, 2002, which increased depreciation for tax purposes and consequently reduced our current tax expense in those periods. The reduction of the current profit tax rate from the year ended December 31, 2002 to the nine months ended September 30, 2003 was primarily due to the effect of "transition period" profit tax charged as a one time expense in 2002 resulting from changes in tax legislation. See "—Results of Operations—Nine months ended September 30, 2003 versus nine months ended September 30, 2002—Profit tax."

Effective January 1, 2002, the Russian Government adopted new tax legislation. This tax legislation included a number of changes, the most significant of which for the profit tax were:

- a decrease in the statutory profit tax rate from 35% to 24%;
- the elimination of upper limits on the deductibility of expenses considered to be in the normal course of business;
- a general decrease in the useful lives of property, plant and equipment for tax accounting purposes;
- the elimination of independent appraisals or use of indices to increase the tax base of property, plant and equipment (capped to 30% of any increase associated with a revaluation as of January 1, 2002 and eliminated entirely thereafter). No independent appraisal was undertaken or revaluation recorded for tax purposes as of January 1, 2002 as we projected tax losses at our parent company, which holds most of our property, plant and equipment, in light of the decrease in the tax depreciation lives of property, plant and equipment and did not want to increase the taxable base for property tax purposes;
- the elimination of investment tax credits, although this has had and will have no significant impact because since June 1999 we have been unable to claim such credits due to the structure of our capital funding programs with subsidiaries. Our capital funding program is structured in such a way to maximize management control over capital expenditures throughout our consolidated Group. We believe that the advantages of tighter control outweigh the additional tax costs associated with the inability to claim the investment tax credits;
- the ability to deduct interest on business loans regardless of the source and use; and
- the ability to offset exploration expenditure against profit tax instead of against mineral restoration taxes.

We expect that our overall effective profit tax rate as a percentage of IFRS profit will continue to be higher than the statutory profit tax rate for the foreseeable future.

On September 3, 1999 the Government issued regulation #1002 allowing certain companies to restructure over ten years various overdue taxes, interest and fines due to the federal government authorities. During the years ended December 31, 2000, 2001 and 2002 certain of our subsidiaries signed such restructuring agreements. This resulted in the recognition of a gain in each of the respective periods based on the difference between the estimated fair value of the new agreements (based on discounted future cash flows) and the carrying amount of the old payables. This gain is reflected as gain on restructured taxes. Following the restructurings, we recognize the amortization of the discount (representing the difference between the nominal and discounted value of the restructured taxes) as interest expense on taxes payable. Interest accrues on the restructured tax payables (excluding interest and fines) at a rate of 5.5% per annum, representing 1/10 of the Central Bank's annual financing rate (55%) as specified in the regulation, and is paid quarterly. This interest is also included in interest expense on taxes payable. If the terms of the restructuring are violated, the original nominal value of the tax payable (including interest and fines) becomes due with additional interest of 1/300 of the Central Bank refinancing rate accruing daily. In the year ended December 31, 2002 and nine months ended September 30, 2003 a number of our subsidiaries were able to extinguish part of the restructured interest and fines, having complied with the terms of the accelerated repayment schedules of such payables provided for by the regulation.

Interest rates

We have significant short-term and long-term debt obligations with both fixed and variable interest rates. Fluctuations in interest rates therefore affect our financial results. We do not have any significant hedging arrangements to mitigate interest rate risks resulting from our financing activities.

Non-cash settlements

Historically, in common with other Russian companies, we have entered into agreements to settle a number of transactions by the transfer of goods and services, or promissory notes, instead of cash. This practice has resulted principally from the following factors:

- high inflation in Russia;
- unreliable banking services; and
- gas that we produce is required for the day-to-day operations of a number of our key suppliers.

As the general economic climate in Russia has improved, the volume and value of these transactions has decreased significantly.

While the use of barter transactions and illiquid promissory notes to settle commercial transactions continues to be prevalent in Russia, our reliance on such non-cash transactions has decreased as a proportion of the value of our transactions. As can be seen in the table below, the percentage of non-cash settlements (i) related to total sales decreased from approximately 22% in the year ended December 31, 2000 to approximately 15% in the nine month period ended September 30, 2003; (ii) related to domestic sales decreased from approximately 31% in the year ended December 31, 2000 to approximately 20% in the nine month period ended September 30, 2003; and (iii) related to capital expenditures decreased from approximately 47% in the year ended December 31, 2000 to approximately 23% in the nine month period ended September 30, 2003.

	Nine months ended September 30,	Year ended December 31,		
	2003	**2002**	**2001**	**2000**
% of non cash settlements related to total gross sales .	15%	18%	18%	22%
% of non cash settlements related to gross domestic sales	20%	21%	23%	31%
% of non cash settlements related to total capital expenditures	23%	15%	31%	47%

Barter transactions have been substantially reduced and now non-cash settlements primarily represent mutual cancellations using promissory notes. We receive promissory notes from our customers (both issued by customers and third parties) as payment in respect of receivables. Promissory notes issued by customers are recorded in the same manner as accounts receivable we originate. Promissory notes issued by other third parties are recorded as available-for-sale investments. We give promissory notes,

mainly those of OAO Gazprom, to our suppliers in exchange for services or products. Such promissory notes are relatively liquid in the Russian market and are commonly traded by other Russian companies. The difference between the carrying value of the payables being settled and the face value of the promissory notes is recorded as interest expense within net finance costs. Promissory notes are shown separately in our balance sheet. See "—Liquidity and Capital Resources—Debt Obligations."

Impairment of assets

Historically, our results have been affected by impairment provisions on accounts receivable, inventory, assets under construction, property, plant and equipment, investments and other long-term assets. Such provisions were RR4,245 million and RR10,175 million for the nine months ended September 30, 2003 and 2002, and RR7,104 million, RR42,863 million and RR110,577 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Our provisions for accounts receivable have been significant. As of September 30, 2003, the aggregate balance sheet provision for accounts receivable and prepayments was RR131,661 million or 31% of the gross receivable balance. Provisions for accounts receivable have related mainly to non-payment for natural gas sold to Ukraine, Moldova, Serbia and Montenegro and certain domestic consumers. See "Business—Marketing—FSU" and "Business—Marketing—Russia."

Our provisions for impairment of assets under construction have also been significant. As of September 30, 2003, the aggregate balance sheet provision related to assets under construction was RR99,493 million or 25.3% of gross assets under construction. This primarily relates to the following projects: RR18,895 million for part of the Obskaya-Bovanenkovo railroad construction; RR20,627 million for the Novy Urengoi Chemical Complex; and RR9,086 million for the Long-Yugan-Labytnangi-Salekhard-Kharp pipeline. Although these projects have not been abandoned, under the current investment program we do not believe they will generate positive cash flows in the future.

The cumulative provision against assets under construction has generally continued to increase, though at a slower rate. The decrease in the additions to those provisions in recent periods primarily reflects the strategy of current management to focus on priority projects in a systematic way. Moreover, provisions for assets under construction can be released if we once again begin to fund the relevant projects, as occurred in 2002.

Because of our operating cycle, certain significant decisions about capital construction projects are made after the end of our fiscal year. Accordingly, we typically have larger charges (releases) in the fourth quarter of our fiscal year as compared to other quarters. For a discussion of our impairment provisions in the nine-month periods ended September 30, 2003 and 2002, see "—Results of Operations—Nine months ended September 30, 2003 versus nine months ended September 30, 2002."

Certain Acquisitions and Dispositions

Since January 1, 2000, we have made a number of acquisitions and dispositions.

January 1, 2000 through September 30, 2003

In 1999 we began participating in the creation of regional trade houses involved in the trading of gas in Russia. In 2002 our interest in the majority of such companies increased from 20% to 51% of their share capital and these companies were consolidated as subsidiaries.

In January 2001, we exchanged a 57% interest in Lebedinsky GOK ("LGOK"), a mining and ore enrichment company operating in the Russian Federation, and a 17% interest in the Oskolsky EMK for a 48% interest in ZAO Gazmetall ("Gazmetall"). Gazmetall is a metallurgical holding company with controlling interests in LGOK and the Oskolsky EMK. In March 2002, we sold our 48% interest in Gazmetall for U.S.$70 million to OAO Oskolsky Metallurgical Plant, a subsidiary of Gazmetall. The financial effect of these transactions was not material to our financial position or results of operations.

In January 2001, we acquired 50.7% of the voting shares of Sibur, a leading marketer of petrochemicals products in Russia. The consideration of RR3,015 million consisted of a combination of cash, promissory notes issued by companies in our Group and other securities. Sibur was consolidated as a subsidiary effective from January 1, 2001. In the first quarter of 2002 external supervision was introduced, at our initiative, in respect of Sibur pursuant to a decision of the arbitration court. On September 10, 2002 a creditors' meeting approved an amicable settlement agreement, which was

subsequently approved by the court. The agreement provided for the restructuring and rescheduling of Sibur debts generally over a period of eight years with first payments due in 2004. In the third quarter of 2002, we signed agreements to acquire additional interests in a number of Russian petrochemicals companies, the majority of which were already affiliated with Sibur. In April 2003, following the completion of the necessary legal procedures, we established control over the majority of these companies, some of which held interests in Sibur, and thereby increased our controlling interest in the share capital of Sibur from 50.7% to 75.7%. The consideration for the acquisition of the additional interests in these companies was to consist primarily of long-term promissory notes with a face amount of RR17,824 million and an estimated fair value of approximately RR6,770 million. In September 2003 we acquired an additional 2.4% interest in Sibur for RR102 million.

In 2000 OAO Zapsibgazprom issued additional shares, thereby decreasing our interest in its share capital from 51.1% to 34%. In April 2002, the Federal Commission for the Securities Market cancelled the registration of additional stock issued to third parties by OAO Zapsibgazprom ("Zapsibgazprom"). As a result, we increased our interest in the ordinary share capital of Zapsibgazprom back from 34% to 51.1%. In December 2002, we sold our 12% interest in OAO Arcticgas with a carrying value of RR1 million to the OAO NK Yukos group in exchange for 25.6% of the shares of Zapsibgazprom with a nominal value of RR300,000 and additional cash consideration of U.S.$2.95 million. We thereby increased our interest in the share capital of Zapsibgazprom from 51.1% to 76.7%.

In April 2002 we acquired an additional 32.8% of the voting shares in our production subsidiary OAO Vostokgazprom for RR2 million, increasing our interest from 51.0% to 83.8%. We hold these additional shares through our subsidiary Gazprom UK Ltd.

During 2000, ZAO Media-Most ("Media-Most") defaulted on its payment obligation under certain loans, which we had guaranteed. We fulfilled our obligations under the guarantee, and in November 2000, signed agreements with Media-Most to change the collateral under the guarantees to obtain a 46% interest in OAO TV Company NTV ("NTV") and 25% plus one share interests in various other Media-Most operating companies. In July 2001 Media-Most defaulted on another loan, which we had guaranteed. After fulfilling its obligation under this loan guarantee, we obtained a further 19% interest in NTV and additional 25% interests in the other Media-Most operating companies. In July 2002, we acquired additional interests in Media-Most, in NTV and in certain of our other media subsidiaries, as well as payables and promissory notes to third parties due by these companies. The consideration was paid partly in cash and partly through the forgiveness of debt owed to OAO Gazprom. As a result of this transaction we increased our interest in NTV from 65% to 95.6% and in Media-Most from 14.3% to 38.6%. This transaction also provided for us to acquire a further 39.6% interest in Media-Most, but as of September 30, 2003 this interest was under court arrest and we did not control the voting rights for these shares. In October 2002, we signed a framework agreement to sell non-controlling interests in certain media companies, including NTV, to Evrofinance Group (as nominee), the consideration for which is to be partially settled in cash and partially through the settlement of certain debt obligations of Media-Most and its media companies to us. The interests to be sold primarily comprised those acquired in July 2002. As a result, our interest in NTV has been reduced to 65.3%. Under the framework agreement, Evrofinance Group is to contribute cash and these acquired interests into a new media holding company, of which we will own 51% and Evrofinance the balance. Our contribution into the new holding company will comprise the remaining interests in certain of our media subsidiaries. The transactions are expected to be completed by the middle of 2004.

In September 2002 we entered into an agreement with OAO Stroytransgaz to establish a joint activity which was formally established in October 2002. We contributed promissory notes of OAO Gazprom with a fair value of RR4,759 million (face value RR5,719 million) payable in January 2004 and OAO Stroytransgaz contributed 1,144 million of ordinary shares of OAO Gazprom (4.83% of our shares). In March 2003 OAO Stroytransgaz terminated its participation in the joint activity agreement and transferred its interest in the joint activity to our subsidiary Gazprominvestholding in return for OAO Gazprom promissory notes with a face value RR5,719 million and payable in January 2004.

Initially, we and ZAO Rosshelf, our 53% owned subsidiary, had 99.1% and 0.9% direct interests, respectively, in a joint activity established to develop the Arctic shelf (Prirazlomnoye and Shtokmanovskoye fields) in the Barents Sea. In October 2002, we signed an amendment to the joint activity agreement that provided for the addition of ZAO Sevmorneftegaz to our joint activity agreement. ZAO Sevmorneftegaz is jointly controlled by ZAO Rosshelf and Rosneft-Purneftegaz, a subsidiary of OAO NK Rosneft ("Rosneft"). Under the agreement, in February 2003 ZAO Sevmorneftegaz made a non-cash contribution valued at RR4,334 million, thereby obtaining a 48.9% interest in the assets of the joint

activity. As a result of the transaction we and ZAO Rosshelf held 48.7% and 2.4% direct interests in the joint activity, respectively, and our total effective interest decreased from 99.6% to 62.9%. In July 2003 Rosneft signed an agreement to acquire a 49.95% direct interest in the joint activity for U.S.$136 million to be paid in cash or by settlement of the loan payable by ZAO Sevmorneftegaz to Rosneft. The effect of this transaction was to decrease our total effective interest in the joint activity from 62.9% to 48.85% and to establish our joint control over the assets of the joint activity with Rosneft.

In May 2003, Gazprombank acquired a 15.76% interest in OAO Mosenergo for RR10,900 million. As of September 30, 2003 this was recorded as a trading investment within short-term investments.

In April 2003 we acquired 25.9% of the ordinary shares of OAO Stroytransgaz for consideration with a fair value of RR3,336 million, including primarily promissory notes and cash. In August 2003 we acquired 15.54% of preferred shares and an additional 0.2% of ordinary shares in OAO Stroytransgaz for RR152 million.

Recent developments

In January 2004, Gazprombank acquired a 5.3% interest in RAO UES for RR19,800 million.

In March 2004, we acquired a 34% interest in AO Lietuvos Dujos from the State Property Fund of Lithuanian Republic for RR1,020 million. Lietuvos Dujos engages primarily in the distribution and transportation of natural gas in Lithuania.

Our asset reacquisition program

Our senior management has carried out an asset reacquistion program, through which we have reacquired certain assets from various entities.

In April 2002, we completed the repurchase of 32% of the shares in ZAO Purgaz ("Purgaz") from the Itera International Energy group of companies ("Itera") pursuant to a repurchase option provided by the 1999 share purchase agreement under which we had sold the shares to Itera for their nominal value. As a result, our interest in Purgaz rose from 19% to 51%. Purgaz holds a license for the development of the Gubkinskoye gas field in western Siberia. In connection with the acquisition of these Purgaz shares, we paid Itera RR33,000 in cash (the nominal value of the shares) and financed Purgaz's repayment of RR6,594 million of financing originally provided by Itera to Purgaz to finance development work, thereby satisfying all of Purgaz's outstanding liabilities to Itera. Subsequent to its consolidation in April 2002, Purgaz contributed 11.2 bcm to our natural gas production volumes in 2002, and 11.2 bcm in the nine months ended September 30, 2003.

In February 2003 the management of our wholly-owned subsidiary OOO Mezhregiongaz ("Mezhregiongaz"), acting in violation of our internal procedures, sold a 40.1% (out of our total 46.4% interest) of the share capital of ZAO Agrochemical Corporation Azot at its carrying value of RR394 million for cash, reducing our interest to 6.3%. The shares were sold to the other shareholders of ZAO Agrochemical Corporation Azot as a result of the latter taking advantage of their pre-emptive purchase rights. In April 2003, a part of this transaction was cancelled by an agreement of the parties. As a result, we received back a 33.9% interest in ZAO Agrochemical Corporation Azot and returned RR333 million of the cash received in February 2003. In July 2003 we acquired an additional 7.2% interest in ZAO Agrochemical Corporation Azot at par value from the existing shareholders for RR71 million in cash. Accordingly, as of September 30, 2003 we had a 47.4% interest in ZAO Agrochemical Corporation Azot. In an action we brought to recover the remaining 6.2% of our prior interest, the Moscow Region Arbitration Court has ruled in our favor, and the procedural execution of this decision is ongoing.

In February 2003 we acquired a 51.0% additional interest in OAO Severneftegazprom ("Severneftegazprom") from Itera at the nominal value of the shares (RR102,000) for cash and thereby increased our interest in the share capital of OAO Severneftegazprom to 100%. In connection with the acquisition of this interest, we paid RR369 million in cash to Itera to settle the amount owed by Severneftegazprom to finance development work. Severneftegazprom, a production company, holds a license for the development of the Yuzhno-Russkoye field. At the same time we sold to Itera a 10.0% interest in OAO Sibirsky Oil and Gas Company at its carrying value of RR2.55 million plus a 7.8% interest in OAO Tarkosaleneftegaz at its carrying value of RR356 million for cash.

ZAO Achimneftegaz ("Achimneftegaz") was created as a wholly-owned subsidiary of our subsidiary, OOO Urengoigazprom ("Urengoigazprom"), to accelerate development of the Achimov layer gas

condensate deposit in the Urengoiskoye field. Achimneftegaz is currently working on the second section of the Achimov layer of the field. Several years ago, ZAO CTI-Sigma, an Itera affiliate, acquired a 49% stake in Achimneftegaz. We are currently taking measures to reacquire a 48% stake in Achimneftegaz from the 49% previously acquired by ZAO CTI-Sigma.

We initially held a 51% stake in ZAO Nortgaz ("Nortgaz"), a company that holds licenses for the development of the North Urengoiskoye field. Our initial stake was reduced to 0.5% in 2001 as a result of a court decision invalidating our participation in a share issuance by Nortgaz in 1999 on the basis that the value of the property that we contributed to the company had not been approved by the Nortgaz Board of Directors. We are currently attempting to reacquire the Nortgaz shares we lost as a result of this prior decision through further court actions. According to published reports, Nortgaz has gas reserves of approximately 325 bcm. See "Business—Litigation and Investigations."

Results of Operations

The following table and discussion is a summary of our consolidated results of operations for the nine-month periods ended September 30, 2003 and 2002 and the years ended December 31, 2002, 2001 and 2000. Each line-item is also shown as a percentage of our total sales. All RR amounts related to financial information for periods prior to 2003 are expressed in constant RR as of December 31, 2002 purchasing power, unless otherwise noted. No adjustment for the effects of changes in general purchasing power have been made for period starting from January 1, 2003. Corresponding figures for the nine month period ended September 30, 2002 have been restated in constant RR as of December 31, 2002 purchasing power.

	Nine months ended September 30,				**Year ended December 31,**					
	2003		**2002**		**2002**		**2001**		**2000**	
	(RR million)	**(% of sales)**	**(RR million)**	**(% of sales)**	**(RR million)**	**(% of sales)**	**(RR million)**	**(% of sales)**	**(RR million)**	**(% of sales)**
Sales (net of excise tax, VAT and customs duties)	597,382	100%	441,510	100%	644,687	100%	712,967	100%	738,542	100%
Operating expenses	(415,360)	(70)%	(342,627)	(78)%	(496,713)	(77)%	(506,843)	(71)%	(556,346)	(75)%
Operating profit	**182,022**	**30%**	**98,883**	**22%**	**147,974**	**23%**	**206,124**	**29%**	**182,196**	**25%**
Net monetary effects and financing items	(1,011)	(0)%	5,516	1%	17,224	3%	22,511	3%	30,903	4%
Share of net income of associated undertakings	4,194	1%	2,412	1%	4,285	1%	4,087	1%	871	0%
(Losses) gains on available-for-sale investments	(1,626)	(0)%	1,092	0%	(3,729)	(1)%	(993)	(0)%	(3,069)	(0)%
Profit before profit tax and minority interest	**183,579**	**31%**	**107,903**	**24%**	**165,754**	**26%**	**231,729**	**33%**	**210,901**	**29%**
Current profit tax expense	(31,259)	(5)%	(43,256)	(10)%	(54,187)	(8)%	(94,957)	(13)%	(94,688)	(13)%
Deferred profit tax (expense) benefit	(23,939)	(4)%	(46,999)	(11)%	(81,945)	(13)%	(118,234)	(17)%	277,281	38%
Total profit tax (expense) benefit	(55,198)	(9)%	(90,255)	(20)%	(136,132)	(21)%	(213,191)	(30)%	182,593	25%
Profit before minority interest	**128,381**	**21%**	**17,648**	**4%**	**29,622**	**5%**	**18,538**	**3%**	**393,494**	**53%**
Minority interest	(1,942)	(0)%	(1,006)	(0)%	(667)	(0)%	(5,339)	(1)%	(2,074)	(0)%
Net profit	**126,439**	**21%**	**16,642**	**4%**	**28,955**	**4%**	**13,199**	**2%**	**391,420**	**53%**

Nine months ended September 30, 2003 versus nine months ended September 30, 2002

Sales

The following tables set out our volumes and realized prices for the nine months ended September 30, 2003 and 2002.

	Nine months ended September 30,	
	2003	**2002**
	(RR million, unless otherwise indicated)	
Sales of gas		
Europe		
Gross sales (including excise tax)[1]	409,536	309,104
Excise tax	(93,020)	(70,355)
Net sales	316,516	238,749
Excise tax as a percentage of sales	23%	23%
Volumes in bcm	102.9	95.9
Average price, US$ per mcm[2] (including excise tax and net of customs duties)[3]	127.1	100.4
Average price, constant RR per mcm as of December 31, 2002 purchasing power, except for 2003 amount which is in nominal RR (including excise tax and net of customs duties)	3,980.4	3,221.7
FSU		
Gross sales (including excise, net of VAT)	39,920	44,532
Excise tax	(7,103)	(7,464)
Net sales	32,817	37,068
Excise tax as a percentage of sales	18%	17%
Volumes in bcm	31.3	32.2
Average price, US$ per mcm[2] (including excise tax and net of VAT and customs duties)[3]	41.1	42.5
Average price, constant RR per mcm as of December 31, 2002 purchasing power, except for 2003 amount which is in nominal RR (including excise tax and net of VAT and customs duties)	1,276.1	1,385.0
Russia		
Gross sales (including excise, net of VAT)	143,956	93,333
Excise tax	(15,117)	(1,606)
Net sales	128,839	91,727
Excise tax as a percentage of sales	11%	2%
Volumes in bcm	212.8	197.5
Average price, nominal RR per mcm[2] (including excise tax and net of VAT)	676.6	438.7
Average price, constant RR per mcm[2] as of December 31, 2002 purchasing power, except for 2003 amount which is in nominal RR (including excise tax and net of VAT)	676.6	472.5
Total sales of gas		
Gross sales (including excise, net of VAT and customs duties)	593,412	446,969
Excise tax	(115,240)	(79,425)
Net sales	478,172	367,544
Excise tax as a percentage of sales	19%	18%
Volumes in bcm	347.0	325.6
Sales of gas condensate and other oil and gas products (net of excise tax and VAT)	62,269	35,913
Gas transportation sales (net of VAT)	20,421	12,428
Other sales (net of VAT)	36,520	25,625
Total sales (net of excise tax, VAT and customs duties)	**597,382**	**441,510**

Notes:

(1) VAT is not charged on sales to Europe.

(2) One mcm is equivalent to 35,316 cubic feet.

(3) Average actual prices and not a convenience translation.

Net sales revenues increased by RR155,872 million, or 35%, to RR597,382 million in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. Net sales of gas accounted for 80% of total sales in the nine months ended September 30, 2003 (83% in the same period of 2002) and were RR110,628 million or 30% higher than in the same period of 2002.

Net sales of natural gas to Europe increased by RR77,767 million, or 33%, to RR316,516 million in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. This was primarily due to a 24% increase in prices (comparing nominal prices for the nine months ended September 30, 2003 to prices in constant RR terms as of December 31, 2002 purchasing power for the nine months ended September 30, 2002), and a 7%, or 7 bcm, increase in sales volumes. Following the increase in U.S. dollar oil prices, average U.S. dollar export gas prices increased 27% in the nine months ended September 30, 2003 to U.S.$127.1 per mcm compared to the nine months ended September 30, 2002. Nevertheless, our reported average RR export gas prices to Europe increased by only 24% to RR3,980.4 per mcm as a result of a 1% nominal appreciation of the RR against the U.S. dollar for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002 and 4% inflation for the period from September 30, 2002 to December 31, 2002 (which increased the average RR price for the nine months ended September 30, 2002 because it is expressed in constant RR as of December 31, 2002). The increase in sales volumes was primarily due to increased volumes sold to Romania, Hungary, Austria and Holland under existing long-term contracts.

Net sales of natural gas to FSU countries decreased by RR4,251 million, or 11%, to RR32,817 million in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. This was due to an 8% decrease in the average prices of gas (comparing nominal prices for the nine months ended September 30, 2003 to prices in constant RR terms as of December 31, 2002 purchasing power for the nine months ended September 30, 2002), and a 3%, or 0.9 bcm, decrease in volumes. The 8% decrease in our reported average RR price to RR1,276.1 per mcm resulted from a 3% decrease in average realized U.S. dollar price to U.S.$41.1 per mcm, nominal appreciation of the RR against the U.S. dollar and inflation. The decrease in volumes of gas sold to FSU countries was primarily due to a 1.4 bcm reduction in sales volumes to Belarus, which more than offset increased shipments of gas to Baltic countries. In 2003 we continued to restrict our shipments to Ukraine to those required to cover transportation services, so-called "transit-gas", which mitigates our collection risk. Shipments to Ukraine in the nine months ended September 30, 2003 were 19.7 bcm compared to 19.5 bcm in the nine months ended September 30, 2002.

Net sales of natural gas in the domestic market increased by RR37,112 million, or 40%, to RR128,839 million in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. This was due to the increase in domestic gas tariffs set by the Federal Energy Commission and an 8%, or 15.3 bcm, increase in sales volumes. The nominal average domestic price increased by 54% from RR438.7 per mcm in the nine months ended September 30, 2002 to RR676.6 per mcm in the nine months ended September 30, 2003. However, due to the impact of inflation for the period from September 30, 2002 to December 31, 2002, our average domestic prices (comparing nominal prices for the nine months ended September 30, 2003 to domestic prices in constant RR as of December 31, 2002 purchasing power for the nine months ended September 30, 2002) increased by 43%. The 8% increase in domestic sales volumes reflects increased sales by Sibur (3.0 bcm), and gas sales through an electronic terminal by our subsidiary Mezhregiongaz, which commenced at the end of 2002 (1.1 bcm). See "Business—Marketing—Russia."

Total excise taxes on natural gas sales increased by 45%, to RR115,240 million, in the nine months ended September 30, 2003 from RR79,425 million in the nine months ended September 30, 2002, representing 19% and 18% of gross sales of natural gas, respectively. The increase was primarily due to higher natural gas sales to customers in Europe and Russia and the impact of our consolidation of regional trade houses in 2002, which increased excise tax by RR13,104 million in the nine months, ended September 30, 2003. The consolidation of regional trade houses resulted in an increase in our excise tax liability, as the liability to pay excise tax lies with the entity selling gas to the final customer.

Sales of gas condensate and oil and gas products increased by RR26,356 million, or 73%, to RR62,269 million in the nine months ended September 30, 2003 compared to RR35,913 million in the nine months ended September 30, 2002. This increase was primarily due to higher oil product prices and the fact that Sibur increased its level of operations following the completion of bankruptcy procedures in September 2002, and consolidation of additional petrochemicals companies in the three months ended June 30, 2003. Sibur and these petrochemicals companies accounted for 60% of sales of gas condensate and oil and gas products in the nine months ended September 30, 2003.

Gas transportation sales increased by 64%, to RR20,421 million, in the nine months ended September 30, 2003 from RR12,428 million in the nine months ended September 30, 2002. This was primarily due to the commencement of transportation sales to Eural Trans Gas starting from January 2003, which amounted to RR10,745 million in the nine months ended September 30, 2003 and more than offset the RR5,196 million reduction in transportation sales to Itera. Eural Trans Gas is incorporated in Hungary, and was established by independent third parties to purchase and resell Central Asian gas to customers in Europe. See "Business—Transportation—Third-party Access to the UGSS." The volume of gas transported under the contract with Eural Trans Gas in the nine months ended September 30, 2003 was 25 bcm.

Other sales increased by RR10,895 million, or 43%, to RR36,520 million in the nine months ended September 30, 2003 compared to RR25,625 million in the nine months ended September 30, 2002, which was primarily attributable to the increased level of operations of Sibur. Other sales represent activities such as construction work, gas storage services, drilling work and sales of other services and goods.

Operating expenses

Operating expenses increased by 21%, to RR415,360 million, in the nine months ended September 30, 2003 from RR342,627 million in the nine months ended September 30, 2002. Operating expenses decreased as a percentage of sales from 78% in the first nine months of 2002 to 70% in the first nine months of 2003. The table below presents a breakdown of operating expenses in each period:

	Nine months ended September 30,			
	2003	**% of net sales**	**2002**	**% of net sales**
	(RR million)		**(RR million)**	
Transit costs	80,062	13%	71,782	16%
Depreciation	71,095	12%	68,314	16%
Staff costs	64,511	11%	47,535	11%
Taxes other than on income	26,748	5%	32,564	7%
Materials	25,756	4%	27,793	6%
Repairs and maintenance	22,316	4%	15,079	3%
Purchased gas	20,872	4%	7,320	2%
Electricity	13,840	2%	8,676	2%
Processing services	13,464	2%	8,546	2%
Cost of goods for resale, including refined products	11,844	2%	11,649	3%
Provisions	9,672	2%	9,697	2%
Social expenses	6,522	1%	4,700	1%
Losses on disposal of property, plant and equipment	2,654	0%	5,004	1%
Other	46,004	8%	23,968	6%
Total operating expenses	**415,360**	**70%**	**342,627**	**78%**

Transit costs

Transit costs increased by 12%, to RR80,062 million, in the nine months ended September 30, 2003 from RR71,782 million in the nine months ended September 30, 2002. Transit costs relate principally to fees charged by Ukraine, Poland and other Eastern Europe and Central Asian countries for the transit of gas to markets in Europe. The increase was primarily due to the increased volume of gas sales to Europe, new transit contracts in Central Asia and higher transportation tariffs in Poland.

In the nine months ended September 30, 2003, ZGG, our wholly owned subsidiary in Germany, started to purchase gas for resale to customers in Western Europe and incur transit costs primarily in the territory of Ukraine. Also, in January 2003 we began to provide gas transportation services to Eural Trans Gas relating to the transportation of gas from fields in Central Asia to the Russian border with Ukraine, resulting in increased transit costs payable by us to third parties for the transportation of gas across Kazakhstan and Uzbekistan. Our increased transit cost in Poland resulted from an increase in the U.S. dollar denominated gas transportation tariff by U.S.$1.35, to U.S.$2.68, per mcm per 100km in January 2003. The effect of the increased tariffs, largely U.S. dollar denominated, was partially offset by the nominal appreciation of the RR against the U.S. dollar for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002 and the cumulative inflation for the period from September 30, 2002 to December 31, 2002.

Depreciation

Depreciation increased by 4%, to RR71,095 million, in the nine months ended September 30, 2003 from RR68,314 million in the nine months ended September 30, 2002. The increase primarily resulted from our growing fixed asset base and the effect of a decrease in the volume of gas in storage in the nine months ended September 30, 2003, which in turn decreased the amount of depreciation that was capitalized as gas in storage and increased depreciation charged to expenses.

Staff costs

Staff costs increased by 36%, to RR64,511 million, in the nine months ended September 30, 2003 from RR47,535 million in the nine months ended September 30, 2002. The increase was primarily due to the rise in the average base salaries in January 2003 and June 2003, and to the bonus paid for the 10th anniversary of OAO Gazprom in February 2003. There was no significant change in the number of employees.

Taxes other than on income

Taxes other than on income consist of:

	Nine months ended September 30,	
	2003	2002
	(RR million)	
Natural resources production tax	15,207	15,436
Property tax	7,538	7,010
Road users tax	—	7,617
Other taxes	4,003	2,501
Taxes other than on income	**26,748**	**32,564**

Taxes other than on income decreased by 18% to RR26,748 million in the nine months ended September 30, 2003 from RR32,564 million in the nine months ended September 30, 2002. The decrease was primarily attributable to road users tax, which was abolished effective January 1, 2003.

Materials

Cost of materials decreased by 7%, to RR25,756 million, in the nine months ended September 30, 2003 from RR27,793 million in the nine months ended September 30, 2002. The decrease was primarily related to lower prices for material purchases as we reduced the use of non-cash settlements, which are generally made at higher prices relative to purchases for cash.

Repairs and maintenance

Cost of repairs and maintenance increased by 48%, to RR22,316 million, in the nine months ended September 30, 2003 from RR15,079 million in the nine months ended September 30, 2002. The increase was primarily related to increased repair and maintenance activities in the transportation segment due to the ageing of the pipeline assets. See "—Business—Transportation—Age and Maintenance."

Purchased gas

Cost of purchased gas increased by 185%, to RR20,872 million, in the nine months ended September 30, 2003 from RR7,320 million in the nine months ended September 30, 2002. The increase was primarily related to purchases of gas from Central Asia for resale to customers in Western Europe, which commenced in January 2003. See "Business—Reserves and Production—Projects and Alliances in Reserves and Production."

Electricity

Electricity expense increased by 60%, to RR13,840 million, in the nine months ended September 30, 2003 from RR8,676 million in the nine months ended September 30, 2002. The increase resulted primarily from an increase in electricity tariffs set by the FEC, and increased usage due to the increased volume of gas transported in Russia, in line with the increased volume of gas sales.

Processing services

Processing services for refined products increased by 58%, to RR13,464 million, in the nine months ended September 30, 2003 from RR8,546 million in the nine months ended September 30, 2002. These

processing services, which are provided by third parties, primarily pertain to the operations of Sibur, which increased its level of operations following the completion of bankruptcy procedures in September 2002.

Provisions

Provision expense decreased by RR25 million, to RR9,672 million, in the nine months ended September 30, 2003 compared to RR9,697 million in the nine months ended September 30, 2002. The decrease was a result of a smaller impairment provision for accounts receivable and a release in the provision for inventory obsolescence in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002, almost offset by an increase in provisions for assets under construction and increases in provisions for environmental and pension liabilities.

The impairment provision expense for accounts receivable and prepayments decreased by RR5,075 million, or 63%, to RR3,004 million in the nine months ended September 30, 2003 from RR8,079 million in the nine months ended September 30, 2002. The decrease was primarily a result of improved collections on domestic sales partially offset by non-recurring items mainly related to other debtors. As of September 30, 2003, the aggregate provision related to accounts receivable and prepayments was RR131,661 million, or 31% of the gross receivable balance.

The impairment provision expense for assets under construction was RR3,923 million in the nine months ended September 30, 2003 compared to nil for the nine months ended September 30, 2002. The impairment provision expense in the nine months ended September 30, 2003 was primarily due to changes in the current investment program which have reduced funding for certain projects. These projects include the development of the Kharasaveiskoye and Bovanenkovskoye fields, construction of part of the Obskaya-Bovanenkovo railroad, construction of the Long-Yugan-Labytnangi-Salekhard-Kharp pipeline and construction of parts of the Novy Urengoi Chemical Complex. Although these projects have not been abandoned, under the current investment program we do not believe they will generate sufficient positive cash flows in the future to recover all costs incurred.

Because of our operating cycle, certain significant decisions about capital construction projects are made after the end of our fiscal year. Accordingly, we typically have larger impairment charges in the fourth quarter of our fiscal year as compared to other quarters.

Other operating expenses

Other expenses increased by RR22,036 million, or 92%, to RR46,004 million, in the nine months ended September 30, 2003 compared to RR23,968 million in the nine months ended September 30, 2002. The increase was primarily related to an increase in costs of research and development and insurance, and also arose from other services, such as auto transportation services, equipment maintenance services and charitable donations.

Operating profit

As a result of the factors discussed above, our operating profit increased by RR83,139 million, or 84%, from RR98,883 million in the nine months ended September 30, 2002 to RR182,022 million in the nine months ended September 30, 2003. Our operating profit margin increased from 22% in the nine months ended September 30, 2002 to 30% in the nine months ended September 30, 2003.

Net monetary effects and financing items

	Nine months ended September 30,	
	2003	2002
	(RR million)	
Net exchange gain (loss)	8,042	(8,659)
Interest income	9,499	6,576
Interest expense	(22,601)	(25,401)
Gains on and extinguishment of restructured liabilities	4,049	12,356
Monetary gain	—	20,644
Net monetary effects and financing items	**(1,011)**	**5,516**

We incurred a net exchange gain of RR8,042 million in the nine months ended September 30, 2003 compared to a net exchange loss of RR8,659 million in the nine months ended September 30, 2002. The change reflects primarily the impact on foreign currency denominated borrowings of a 4% appreciation of the RR against the U.S. dollar as of September 30, 2003 compared to December 31, 2002 compared to a 5% devaluation as of September 30, 2002 compared to December 31, 2001.

Interest expense decreased by RR2,800 million in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002 primarily due to the increased capitalized interest in line with increased capital expenditures.

Gains on and extinguishment of restructured liabilities decreased by RR8,307 million to RR4,049 million in the nine months ended September 30, 2003. This was primarily due to the fact that there were no tax payables eligible for restructuring in 2003, and there was a one-off RR3,358 million gain on the restructuring of Sibur's debts, following the approval of the settlement agreement with Sibur's creditors on September 10, 2002, recognized in the nine months ended September 30, 2002. We recognized RR4,049 million of gains in the nine months ended September 30, 2003 due to the forgiveness by certain tax authorities of penalties relating to overdue taxes that had previously been restructured.

There was no monetary gain for the nine months ended September 30, 2003 as the characteristics of the economic environment of the Russian Federation indicated that hyperinflation had ceased; effective from January 1, 2003 we no longer apply the provisions of IAS 29. Accordingly, no adjustments for the effects of changes in general purchasing power are recorded in the financial statements subsequent to December 31, 2002.

Share of net income of associated undertakings

Share in net income of associated undertakings increased by RR1,782 million to RR4,194 million in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. The increase was primarily due to higher net profits recorded by EuRoPol GAZ S.A. and the consolidation as a subsidiary of Sibur-Tyumen in 2003 with respect to which we had recorded losses in 2002 when it was an associated undertaking.

(Losses) gains on available-for-sale investments

In the nine months ended September 30, 2003 we recognized losses on available-for-sale investments of RR1,626 million compared to gains of RR1,092 million in the nine months ended September 30, 2002. The change was primarily due to decreases in the estimated fair value of third party promissory notes held by our subsidiaries.

Profit tax

Profit tax expense decreased by RR35,057 million, or 39%, to RR55,198 million in the nine months ended September 30, 2003 compared to RR90,255 million in the nine months ended September 30, 2002.

Our overall effective profit tax rate decreased from 84% in the nine months ended September 30, 2002 to 30% in the nine months ended September 30, 2003. The decrease primarily resulted from the fact that from January 1, 2003 we no longer apply the provisions of IAS 29, which eliminated the inflationary increase of the financial reporting base for fixed assets and therefore, reduced the deferred tax expense related to fixed assets. The deferred tax expense resulting from the effect of inflation on our fixed assets for the nine months ended September 30, 2002 totaled RR42,298 million.

Our current profit tax expense decreased by RR11,997 million, to RR31,259 million, in the nine months ended September 30, 2003 from RR43,256 million in the nine months ended September 30, 2002. Our effective current profit tax rate decreased to 17% in the nine months ended September 30, 2003 compared to 40% for the nine months ended September 30, 2002, primarily resulting from the effect of a "transition period" profit tax in the nine months ended September 30, 2002 and the impact of increased tax depreciation and the utilization of tax losses at OAO Gazprom in the nine months ended September 30, 2003. The transition period profit tax was a one time current tax charge of RR22,637 million resulting from the change in tax legislation, effective January 1, 2002, to recognize profit tax on an accrual rather than a cash basis. Transition period profit tax is payable over a period of up to five years.

Minority interests

Minority interest expense increased by RR936 million, to RR1,942 million, in the nine months ended September 30, 2003 compared to RR1,006 million in the nine months ended September 30, 2002. The increase was primarily due to increased earnings of Purgaz and Sibur.

Net profit

As a result of the factors discussed above, our net profit increased by RR109,797 million, or by 660%, from RR16,642 million in the nine months ended September 2002 to RR126,439 million in the nine months ended September 30, 2003.

Year ended December 31, 2002 versus year ended December 31, 2001

Sales

The following tables set out our volumes and realized prices for the years ended December 31, 2002 and 2001.

	Year ended December 31,	
	2002	2001
	(RR million, unless otherwise indicated)	
Sales of gas		
Europe		
Gross sales (including excise tax)[1]	433,085	520,647
Excise tax	(97,970)	(113,449)
Net sales	335,115	407,198
Excise tax as a percentage of sales	23%	22%
Volumes in bcm	128.6	127.0
Average price, U.S.$ per mcm[2] (including excise tax and net of customs duties)[3]	102.5	122.6
Average price, constant RR per mcm[2] (including excise tax and net of customs duties)	3,369.0	4,100.0
FSU		
Gross sales (including excise, net of VAT)	61,506	56,221
Excise tax	(10,437)	(7,048)
Net sales	51,069	49,173
Excise tax as a percentage of sales	17%	13%
Volumes in bcm	42.6	39.6
Average price, U.S.$ per mcm[2] (including excise tax and net of VAT and customs duties)[3]	45.4	41.5
Average price, constant RR per mcm[2] (including excise tax and net of VAT and customs duties)	1,444.2	1,417.5
Russia		
Gross sales (including excise, net of VAT)	159,642	133,187
Excise tax	(16,788)	(2,716)
Net sales	142,854	130,471
Excise tax as a percentage of sales	12%	2%
Volumes in bcm	298.0	300.8
Average price, nominal RR per mcm[2] (including excise tax and net of VAT)	505.0	357.9
Average price, constant RR per mcm[2] (including excise tax and net of VAT)	535.7	442.8
Total sales of gas		
Gross sales (including excise, net of VAT and customs duties)	654,233	710,055
Excise tax	(125,195)	(123,213)
Net sales	529,038	586,842
Excise tax as a percentage of sales	19%	17%
Volumes in bcm	469.2	467.4
Sales of gas condensate and other oil and gas products (net of excise tax and VAT)	56,647	74,640
Gas transportation sales (net of VAT)	18,028	18,226
Other sales (net of VAT)	40,974	33,259
Total sales (net of excise tax, VAT and customs duties)	**644,687**	**712,967**

Notes:

[1] VAT is not charged on sales to Europe.

[2] One mcm is equivalent to 35,316 cubic feet.

[3] Average actual prices and not a convenience translation.

Net sales revenues fell by RR68,280 million, or 10%, to RR644,687 million in 2002 compared to 2001. Net sales of gas accounted for 82% of total sales in 2002 (82% in 2001) but were RR57,804 million, or 10%, lower than in 2001.

Net sales of natural gas to Europe decreased by RR72,083 million, or 18%, in 2002 compared to 2001. This was primarily due to an 18% decrease in the average price of gas exported to Europe expressed in constant RR from RR4,100.0 per mcm in 2002 to RR3,369.0 per mcm in 2003, reflecting a 16% decrease in the average actual U.S. dollar gas export price per mcm from U.S.$122.6 in 2001 to U.S.$102.5 in 2002 following the decrease in U.S. dollar oil prices in the second half of 2001, and the fact that devaluation of the RR against the U.S. dollar continued to lag behind inflation for the comparable periods. The cumulative inflation index for the period from the beginning of 2001 to the end of 2002 was 36.8% while the RR devaluation against the U.S. dollar for the same period was only 12.9%. The decrease in export gas prices was partially offset by a 1.6 bcm, or 1%, increase in export sales volumes, primarily due to increased volumes sold to Germany and Turkey under existing long-term contracts.

Net sales of natural gas to FSU countries increased by RR1,896 million, or 4%, to RR51,069 million in 2002 compared to 2001. This was primarily due to a 2% increase in the average constant RR price of gas and an 8% increase in FSU sales volumes. The main reason for the increase in FSU sales volumes was a 19% or 4.2 bcm increase in sales volumes to Ukraine from 21.9 bcm in 2001 to 26.1 bcm in 2002, which more than offset the decreased shipments of gas shipped to Belarus and Moldova; shipments to Baltic countries remained at the same level. Sales volumes to Ukraine increased as they represent transit gas' — i.e., consideration for transportation services provided in Ukraine, which eliminates our collection risk — and our Ukrainian transit costs increased. See "—Operating expenses—Transit costs" below. The average U.S. dollar price for FSU natural gas sales increased by 9%, to U.S.$45.4 per mcm, in 2002, primarily due to a 34% increase in the contract price of transit gas sales to Ukraine from U.S.$50 per mcm to U.S.$67 per mcm in the third quarter of 2002. Despite the 9% increase in the average U.S. dollar price for FSU gas sales the constant RR gas price increased only 2%, reflecting the fact that devaluation of the RR against the U.S. dollar continued to lag behind inflation for the comparable periods. Excise tax increased by 48% or RR3,389 million, primarily due to a change in excise tax legislation effective October 1, 2001, whereby sales of dry gas became subject to excise tax whereas previously such sales had been exempt. The majority of our natural gas sales to the Baltic countries are shipments of dry gas.

Net sales of natural gas in the domestic market increased by RR12,383 million, or 9%, to RR142,854 million in 2002 compared to 2001. This increase was primarily due to a 21% increase in average constant RR domestic prices, which more than offset the 1% decrease in domestic sales volumes, which fell 2.8 bcm to 298.0 bcm in 2002. The decrease in domestic sales volumes was primarily due to a 3.5 bcm decrease in gas sales volumes by Sibur, which substantially reduced its operations at the end of 2001 and during the first six months of 2002. Sibur increased its activity at the end of the third quarter of 2002 after reaching an amicable agreement with its creditors, but this increase was insufficient to offset the decrease in the first six months of 2002. Nominal average domestic natural gas sales prices increased 41% from RR357.9 per mcm in 2001 to RR505.0 per mcm in 2002 following the 20% and a further 15% increase in domestic prices to industrial consumers effective March 1, 2002 and July 1, 2002, respectively, and a 15% increase in domestic prices to the general population effective August 1, 2002. Average constant RR domestic natural gas price increased only 21%, as the increase in nominal prices was partly eroded due to 15.1% inflation in the year ended December 31, 2002. Excise tax on domestic sales increased by RR14,072 million, or 518%, in 2002 compared to 2001, primarily due to the acquisition of controlling interests in many regional trade houses and their subsequent consolidation in 2002. The consolidation of regional trade houses resulted in an increase in our excise tax liability, as the liability to pay excise tax lies with the entity selling gas to the final customer.

Total excise taxes on natural gas sales increased 2%, or RR1,982 million, to RR125,195 million in 2002 from RR123,213 million in 2001, representing 19% and 17% of gross sales of natural gas in 2002 and 2001, respectively.

Sales of gas condensate and oil and gas products decreased by RR17,993 million, or 24%, to RR56,647 million in 2002 compared to RR74,640 million in 2001. This decrease was primarily due to the reduction in operations at Sibur at the end of 2001 and during the first six months of 2002. Sibur's level of operations began to increase beginning at the end of the third quarter of 2002, but this increase was insufficient to offset the decrease in the first six months of 2002. Sibur accounted for 37% and 64% of sales of gas condensate and oil and gas products in 2002 and 2001, respectively.

Gas transportation sales decreased by RR198 million, or 1%, to RR18,028 million in 2002 from RR18,226 million in 2001 due to lower prices in constant RR terms and lower volumes. Approximately 73% of third-party transportation sales were to Itera under U.S. dollar denominated contracts. A 7% increase in the average tariffs we charged Itera (in nominal RR terms after conversion of the U.S. dollar

tariffs into RR) was insufficient to offset inflation of 15.1% for the year ended December 31, 2002 and in addition was largely offset by a 6% decrease in the volume of gas we transported for third parties.

Other sales increased by RR7,715 million, or 23%, to RR40,974 million in 2002 compared to RR33,259 million in 2001. Other sales represent activities such as construction work, gas storage services, drilling work and sales of other services and goods.

Operating expenses

Operating expenses decreased by RR10,130 million, or 2%, to RR496,713 million in 2002 compared to RR506,843 million in 2001. Operating expenses increased as a percentage of sales from 71% in 2001 to 77% in 2002. The table below presents a breakdown of operating expenses in each period:

	Year ended December 31,			
	2002		2001	
	RR million	% of net sales	RR million	% of net sales
Transit costs	102,632	16%	95,105	13%
Depreciation	93,454	14%	99,868	14%
Staff costs	65,717	10%	59,456	8%
Materials	47,310	7%	59,602	8%
Taxes other than on income	43,975	7%	46,289	6%
Repairs and maintenance	24,218	4%	21,552	3%
Cost of goods for resale, including refined products	17,900	3%	21,085	3%
Provisions	13,908	2%	41,083	6%
Electricity	13,449	2%	11,430	2%
Processing services	13,226	2%	12,595	2%
Purchased gas	9,957	2%	7,466	1%
Social expenses	7,013	1%	6,088	1%
Losses on disposal of property, plant and equipment	6,405	1%	5,849	1%
Insurance	5,825	1%	4,147	1%
Research and development	4,464	1%	4,360	1%
Other	27,260	4%	10,868	1%
Total operating expenses	**496,713**	**77%**	**506,843**	**71%**

Transit costs

Transit costs increased by RR7,527 million, or by 8%, from RR95,105 million in 2001 to RR102,632 million in 2002. Transit costs relate principally to fees charged by Ukraine, Poland and other Eastern European and Central Asian countries for the transit of gas to markets in Europe. The increase was primarily due to higher transportation tariffs in Ukraine and Poland and an increased volume of transit services. U.S. dollar denominated gas transportation tariffs through the Ukraine increased by 34% from July 1, 2002, from U.S.$1.09 per mcm per 100 km to U.S.$1.46 per mcm per 100 km. U.S. dollar denominated gas transportation tariffs through Poland increased by 99% in the fourth quarter of 2002 from approximately U.S.$1.35 per mcm per 100 km to approximately U.S.$2.68 per mcm per 100 km. The effect of increased tariffs was partially offset by the fact that transit costs are largely U.S. dollar denominated and the rate of devaluation of the RR against the U.S. dollar in 2002 compared to 2001 was below the rate of inflation for the respective periods.

Depreciation

Depreciation decreased by RR6,414 million, or 6.4%, to RR93,454 million in 2002 from RR99,868 million in 2001. This decrease was primarily due to an increase in the amount of depreciation included in the cost of gas in storage from RR2,048 million in 2001 to RR5,228 million in 2002. The depreciation associated with those volumes will be expensed in future periods when the gas is sold.

Staff costs

Staff costs increased by RR6,261 million, or 11%, to RR65,717 million in 2002 from RR59,456 million in 2001. There was no significant change in the number of employees, and the increase was primarily due to an increase in staff salaries above inflation.

Materials

The cost of materials used in our activities decreased by RR12,292 million, or 21%, from RR59,602 million in 2001 to RR47,310 million in 2002. The decrease was primarily related to lower prices for material purchases as we reduced the use of non-cash settlements.

Taxes other than on income

Taxes other than on income consist of:

	Year ended December 31,	
	2002	2001
	(RR million)	
Natural resources production tax	20,485	—
Road users tax	10,369	9,924
Property tax	9,371	9,563
Royalty tax	—	12,633
Mineral restoration tax	—	9,090
Other taxes	3,750	5,079
Taxes other than on income	43,975	46,289

Taxes other than on income decreased by RR2,314 million, or 5%, from RR46,289 million in 2001 to RR43,975 million in 2002. This resulted mainly from the replacement of the royalty and mineral restoration taxes payable by production entities with the natural resources production tax effective January 1, 2002. The rate of natural resources production tax was 16.5% of the value of gas produced and of the value of gas condensate produced from gas condensate fields and RR340 per ton of oil and gas condensate produced from oil and gas condensate fields. The latter rate was subject to adjustment depending on fluctuations of oil prices and the RR exchange rate. The rates of this tax have now changed, as described above under "—Certain Factors Affecting our Results of Operations—Our high tax burden."

Repairs and maintenance

Repairs and maintenance increased by RR2,666 million, or 12%, from RR21,552 million in 2001 to RR24,218 million in 2002 primarily due to the ageing of our production and transportation facilities.

Cost of goods for resale, including refined products

Cost of goods for resale, including refined products, decreased by RR3,185 million, or 15%, from RR21,085 million in 2001 to RR17,900 million in 2002 primarily as a result of the reduction in operations at Sibur in 2002.

Provisions

Provision expenses decreased by RR27,175 million, or 66%, to RR13,908 million in 2002 compared to RR41,083 million in 2001. The decrease primarily resulted from lower provisions in respect of accounts receivable and prepayments, which fell 50%, from RR35,070 million in 2001 to RR17,411 million in 2002, and for impairment of assets under construction, which changed from a RR6,503 charge in 2001 to a RR6,884 million release in 2002.

As of December 31, 2002, the balance of provisions related to accounts receivable and prepayments was RR130,267 million, or 37.6% of the gross receivable balance, both short-term and long-term.

Provision expense in respect of accounts receivable and prepayments for 2001 includes a RR11,861 million charge as a result of changes in tax legislation effective from January 1, 2001 which required a provision for VAT to be recorded for accounts receivable balances that were provided for (including those provided for in prior periods). Absent this charge, provisions decreased by RR5,798 million in 2002. The decrease was primarily attributable to lower provision expense against trade receivables of Ukraine, which fell from RR18,284 million in 2001 to RR1,081 million in 2002, partially offset by additional provision expenses against trade receivables and prepayments and other receivables.

Provision expense related to impairment of assets under construction decreased by 206% from a RR6,503 million charge in 2001 to a RR6,884 million release in 2002, primarily as a result of our efforts to focus our capital program on priority projects and thereby reduce our total number of projects, and our allocating funds to projects that had previously been frozen or lacked financing under investment programs for prior years.

Other operating expenses

Other operating expenses increased by RR16,392 million, or 151%, from RR10,868 million in 2001 to RR27,260 million in 2002 primarily due to the impact of the release of the RR9,340 million provision on forward foreign exchange contracts in 2001, and lower gains on trading investments in 2002 as a result of the de-consolidation of National Reserve Bank, (see "—Share of net income of associated undertakings" below).

Operating profit

As a result of the factors discussed above, our operating profit decreased by RR58,150 million, or 28%, from RR206,124 million in 2001 to RR147,974 million in 2002. Our operating profit margin decreased from 29% in 2001 to 23% in 2002.

Net monetary effects and financing items

	Year ended December 31,	
	2002	2001
	(RR million)	
Net exchange loss	(9,435)	(5,406)
Interest income	10,636	14,184
Interest expense	(29,265)	(42,902)
Monetary gain	31,380	33,513
Gains on and extinguishment of restructured liabilities	13,908	23,122
Net monetary effects and financing items	**17,224**	**22,511**

Our net exchange loss increased by RR4,029 million, or 75%, to RR9,435 million in 2002, reflecting the impact of (i) a 5.4% devaluation of the RR against the U.S. dollar and a 25.0% devaluation of the RR against the euro in 2002 on our U.S. dollar and euro denominated borrowings (offset in part by the impact of these devaluations on our U.S. dollar and euro denominated receivables) and (ii) an increase in our net foreign currency liability position.

Interest expense decreased by RR13,637 million, or 32%, to RR29,265 million in 2002 compared to 2001 primarily due to a RR6,296 million decrease in interest expense on taxes payable, following a reduction in overdue taxes payable, and a reduction in our borrowing costs resulting from the improved interest rate environment.

Monetary gain decreased by RR2,133 million, or 6%, to RR31,380 million in 2002 compared to 2001 due to the decrease in the rate of inflation and our lower net monetary liability position.

Gains on and extinguishment of restructured liabilities decreased by RR9,214 million, or 40%, to RR13,908 million in 2002. This was primarily due to a significant reduction in tax payables eligible for restructuring in 2002, offset by RR3,358 million of gain on the restructuring of Sibur's debts, following the approval of the settlement agreement with Sibur's creditors on September 10, 2002. We also recognized gains due to the forgiveness by certain tax authorities of fines relating to overdue taxes that had previously been restructured.

Share of net income of associated undertakings

Share of net income of associated undertakings increased by RR198 million, or 5%, to RR4,285 million in 2002 primarily due to an increase in our share of the net income recorded by EuRoPol GAZ S.A. from RR223 million in 2001 to RR2,367 million in 2002, and the inclusion of RR667 million of equity income from National Reserve Bank, offset by our share of the net loss recorded by Sibur-Tyumen of RR1,529 million and of a loss of Moldovagas of RR526 million in 2002 compared to RR487 million of income in 2001. We ceased to exercise control over the activities of National Reserve Bank from January 1, 2002. Accordingly, effective January 1, 2002 we de-consolidated our investment in National Reserve Bank and recorded it as an associated undertaking until we disposed of 37% of our ordinary shares and all of our preference shares of the bank in July 2002. We currently own 3% of the ordinary shares of National Reserve Bank and account for this investment at cost.

Losses on available for sale investments

Losses on available for sale investments increased by RR2,736 million, or 276%, to RR3,729 million in 2002, primarily due to the effect of the de-consolidation of National Reserve Bank. In 2001 National

Reserve Bank recognized a gain of RR1,510 million in available-for-sale investments. Our losses on available-for-sale investments also increased due to an increase in provisions against promissory notes of RR580 million related to certain short-term promissory notes held by Sibur and its subsidiaries and a decrease in realized gains on promissory notes of RR629 million following reduction in the scope of transactions with promissory notes.

Profit tax

	Year ended December 31,	
	2002	2001
	(RR million)	
Profit before profit tax and minority interest	165,754	231,729
Theoretical tax charge at the statutory rate thereon	(39,781)	(81,105)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Inflationary effects	(63,278)	(101,338)
Non-deductible expenses	(40,665)	(40,535)
Statutory tax concessions	—	13,721
Other non-temporary differences	7,592	8,167
Effect of change in tax rate	—	(12,101)
Profit tax expense	**(136,132)**	**(213,191)**

Profit tax expense decreased RR77,059 million, or 36%, to RR136,132 million in 2002 compared to RR213,191 million in 2001.

Our current profit tax expense decreased by RR40,770 million, or 43%, to RR54,187 million in 2002 from RR94,957 million in 2001. Our effective current profit tax rate decreased from 41% in 2001 to 33% in 2002. Our high current profit tax rate for 2001 resulted in part from Russian tax regulations that limited the deductibility of some of our operating expenses. The decrease in our current tax rate was primarily due to the application of revised tax depreciation lives for property, plant and equipment following the enactment of Chapter 25 "Profit tax" of the Russian Federation Tax Code on January 1, 2002. The revised tax depreciation tax lives, which became generally shorter, gave rise to current period tax losses in the statutory books of OAO Gazprom. We recognized the results of the assessment of the revised tax depreciation lives for property, plant and equipment in the three months ended September 30, 2002 when such an assessment was completed. Revised tax returns were then filed for the nine months ended September 30, 2002. The current tax benefit as a result of changing depreciation lives was partially offset by RR22,637 million of current profit tax expense in 2002 related to a "transition period" profit tax, which is a one time current tax charge resulting from the change in tax legislation, effective January 1, 2002, to recognize profit tax on an accrual rather than a cash basis. Transition period profit tax is payable over a period of up to five years.

Our high overall effective tax rate of 82% and 92% for 2002 and 2001, respectively, primarily resulted from the impact of non-deductible expenses as described above, as well as from inflation accounting, which among other things, was increasing the book value of our fixed assets compared to their tax basis, resulting in a deferred tax expense. The magnitude of our overall effective tax rate in 2001 also resulted from the impact of the reduction in Russian tax rates from 35% to 24%, which reduced our net deferred tax asset, resulting in a deferred tax expense. Our deferred tax expense was RR81,945 million and RR118,234 million for the years ended December 31, 2002 and 2001, respectively. The depreciation adjustment and transition period profit tax charge referred to in the preceding paragraph did not affect our overall tax rate in 2002 because they were offset by corresponding deferred tax expense and benefit, respectively.

Minority interest

Minority interest expense decreased by RR4,672 million to RR667 million in 2002 compared to RR5,339 million in 2001. This was primarily due to the effect of the de-consolidation of National Reserve Bank effective January 1, 2002 which contributed RR4,235 million to the minority share in equity earnings in 2001.

Net profit

As a result of the factors discussed above, our net profit increased by RR15,756 million, or by 119%, from RR13,199 million in 2001 to RR28,955 million in 2002.

Year ended December 31, 2001 versus year ended December 31, 2000

Sales

The following tables set out our volumes and realized prices for the years ended December 31, 2001 and 2000.

	Year ended December 31,	
	2001	2000
	(RR million, unless otherwise indicated)	
Sales of gas		
Europe		
Gross sales (including excise tax)[1]	520,647	544,879
Excise tax	(113,449)	(104,537)
Net sales	407,198	440,342
Excise tax as a percentage of sales	22%	19%
Volumes in bcm	127.0	129.0
Average price, U.S.$ per mcm[2] (including excise tax and net of customs duties)[3]	122.6	98.4
Average price, constant RR per mcm[2] (including excise tax and net of customs duties)	4,100.0	4,223.9
FSU		
Gross sales (including excise, net of VAT)	56,221	80,014
Excise tax	(7,048)	(12,174)
Net sales	49,173	67,840
Excise tax as a percentage of sales	13%	15%
Volumes in bcm	39.6	42.3
Average price, U.S.$ per mcm[2] (including excise tax and net of VAT and customs duties)[3]	41.5	45.4
Average price, constant RR per mcm[2] (including excise tax and net of VAT and customs duties)	1,417.5	1,891.6
Russia		
Gross sales (including excise, net of VAT)	133,187	117,975
Excise tax	(2,716)	(5,198)
Net sales	130,471	112,777
Excise tax as a percentage of sales	2%	4%
Volumes in bcm	300.8	307.7
Average price, nominal RR per mcm[2] (including excise tax and net of VAT)	357.9	254.7
Average price, constant RR per mcm[2] (including excise tax and net of VAT)	442.8	383.4
Total sales of gas		
Gross sales (including excise, net of VAT and customs duties)	710,055	742,868
Excise tax	(123,213)	(121,909)
Net sales	586,842	620,959
Excise tax as a percentage of sales	17%	16%
Volumes in bcm	467.4	479.0
Sales of gas condensate and other oil and gas products (net of excise tax and VAT)	74,640	40,497
Gas transportation sales (net of VAT)	18,226	36,560
Other sales (net of VAT)	33,259	40,526
Total sales (net of excise tax, VAT and customs duties)	**712,967**	**738,542**

Notes:

(1) VAT is not charged on sales to Europe.

(2) One mcm is equivalent to 35,316 cubic feet.

(3) Average actual prices and not a convenience translation.

Net sales revenues fell by RR25,572 million, or 3%, to RR712,967 million in 2001 compared to 2000. Sales of gas accounted for 82% of total sales in 2001 (84% in 2000) but were RR34,117 million, or 5%, lower than in 2000. The decrease in sales of gas together with the RR18,334 million, or 50%, decrease in gas transportation and other sales more than offset the RR34,143 million, or 84%, increase in sales of gas condensate and other oil and gas products.

Net sales of natural gas to Europe decreased by RR33,144 million, or 8%, to RR407,198 million in 2001 compared to 2000. This was primarily due to a 2%, or 2.0 bcm, decrease in sales volumes and a decrease in prices in constant RR terms. Following the increase in U.S. dollar oil prices in the first half of 2001, average U.S. dollar export gas prices increased 25% in 2001 to U.S.$122.6 per mcm compared to 2000. Nevertheless, average constant RR export gas prices to Europe decreased by 3% to RR4,100.0 per mcm, reflecting the fact that devaluation of the RR against the U.S. dollar continued to lag behind inflation. The cumulative inflation index for the period from the beginning of 2000 to the end of 2001 was 42.7% while the RR devaluation against the U.S. dollar was only 11.6%. Sales volumes decreased as customers took minimum volumes under their long-term contracts following the increase in the U.S. dollar prices paid by our customers.

Net sales of natural gas to FSU countries decreased by RR18,667 million, or 28.0%, to RR49,173 million in 2001 compared to 2000. This was primarily due to a 25% decrease in the average constant RR price of gas and a 6% decrease in FSU sales volumes. The main reason for the decrease in FSU sales volumes was a 15% reduction in sales volumes to Ukraine from 26 bcm in 2000 to 22 bcm in 2001 which more than offset the increased shipments of gas shipped to Belarus, Moldova and the Baltic countries. In light of Ukraine's poor payment history, we restricted our shipments to Ukraine to those required to cover transit services. The 25% decrease in the average constant RR price of gas to RR1,417.5 per mcm reflected a 9% decrease in the average actual U.S. dollar gas price to U.S.$41.5 per mcm, as transit gas' is priced lower than that for normal FSU shipments to the Ukraine, and the fact that the devaluation of the RR against the U.S.$ continued to lag behind inflation.

Net sales of natural gas in the domestic market increased by RR17,694 million, or 13%, to RR130,471 million in 2001 compared to 2000. Government control, via the FEC, of domestic gas prices has meant in recent years increases in nominal domestic gas prices, on a cumulative basis, failed to recover fully the effects of inflation. However, 2001 saw the beginning of a reversal of this trend, as the nominal average domestic price increased 41% from 2000 to 2001, rising from RR254.7 mcm to RR357.9 mcm. Thus, despite 19% inflation in 2001, the average constant RR domestic price was 15% higher in 2001 compared to 2000. The increase in constant RR prices more than offset the 2%, or 6.9 bcm, decrease in domestic sales volumes, which fell 6.9 bcm to 300.8 bcm in 2001. This decrease was primarily due to the reduction in sales volumes of our production subsidiaries to regional government authorities in order to settle mineral restoration tax and royalty liabilities.

Total excise taxes on natural gas sales increased 1% to RR123,213 million in 2001 from RR121,909 million in 2000, representing 17% and 16% of gross sales of natural gas in 2001 and 2000, respectively.

Sales of gas condensate and oil and gas products increased by RR34,143 million, or 84%, to RR74,640 million in 2001 compared to RR40,497 million in 2000. This increase was the result of the acquisition of Sibur in January 2001, which accounted for 64% of sales of gas condensate and oil and gas products in 2001.

Gas transportation sales decreased by RR18,334 million, or 50%, to RR18,226 million in 2001 from RR36,560 million in 2000. This was primarily due to lower revenues from the transportation services we provided to Itera. In 2001, the gas we transported for Itera was purchased mainly by Itera from independent producers in Central Asia and Kazakhstan, whereas in 2000 it was purchased from us in the Yamal-Nenets districts resulting in shorter transit distances and therefore less revenue.

Other sales decreased by 18% to RR33,259 million in 2001 compared to RR40,526 million in 2000. This decrease was primarily due to lower construction and other services.

Operating expenses

Operating expenses decreased by 8.9% in 2001 to RR506,841 million from RR556,327 million in 2000. The table below presents a breakdown of operating expenses in each period:

	Year ended December 31,			
	2001		2000	
	(RR million)	(% of net sales)	(RR million)	(% of net sales)
Depreciation	99,868	14%	96,191	13%
Transit costs	95,105	13%	106,781	14%
Materials	59,602	8%	44,863	6%
Staff costs	59,456	8%	59,441	8%
Taxes other than on income	46,289	6%	56,176	8%
Provisions	41,083	6%	113,275	15%
Repairs and maintenance	21,552	3%	17,550	2%
Cost of goods for resale, including refined products	21,085	3%	1,777	0%
Processing services	12,595	2%	—	0%
Electricity	11,430	2%	11,072	2%
Purchased gas	7,466	1%	12,137	2%
Social expenses	6,088	1%	3,481	1%
Losses on disposal of property, plant and equipment	5,849	1%	14,229	2%
Research and development	4,360	1%	5,834	1%
Insurance	4,147	1%	1,334	0%
Other	10,868	1%	12,205	2%
Total operating expenses	**506,843**	**71%**	**556,346**	**75%**

Depreciation

Depreciation increased by RR3,677 million, or 4%, from RR96,191 million in 2000 to RR99,868 million in 2001. This increase reflected a higher depreciable fixed asset base, as more assets were put into operation, mainly in projects such as the Zapolyarnoye field, the Zapolyarnoye-Urengoi pipeline and the Yamburgskoye and Urengoiskoye fields. The increase in the balance of fully depreciated assets, from RR317,487 million in 2000 to RR589,436 million in 2001, partly offset the increase of depreciation caused by property, plant and equipment additions in 2000 and 2001.

Transit costs

Transit costs decreased by RR11,676 million, or 11%, from RR106,781 million in 2000 to RR95,105 million in 2001. Transit costs related principally to fees charged by Ukraine and Poland for the transit of gas to markets in Europe.

Gas transportation tariffs are largely denominated in U.S. dollars. U.S. dollar denominated gas transportation tariffs through the Ukraine were constant during 2000 and 2001 and approximated U.S.$1.09 per mcm per 100 km. U.S. dollar denominated gas transportation tariffs through Poland were constant during 2000 and 2001 and approximated U.S.$1.30 per mcm per 100 km. The decrease in transportation costs in constant RR terms resulted from the fact that the rate of devaluation of the RR against the U.S. dollar was below the rate of inflation in 2001. Volumes of transit services provided were consistent with 2000.

Staff costs

Staff costs were largely unchanged in 2001 compared to 2000 as there was no significant change in the number of employees, and staff salaries increased in line with inflation.

Materials

The cost of materials used in our activities increased by RR14,739 million, or 33%, from RR44,863 million in 2000 to RR59,602 million in 2001. The increase was primarily due to the consolidation of Sibur from January 1, 2001 and a general increase in our materials prices in excess of inflation.

Taxes other than on income

Taxes other than on income consist of:

	Year ended December 31,	
	2001	2000
	(RR million)	
Royalty	12,633	10,329
Road users tax and housing fund tax	9,924	28,951
Property tax	9,563	5,944
Mineral restoration tax	9,090	5,189
Other taxes	5,079	5,763
Taxes other than on income	**46,289**	**56,176**

Taxes other than on income decreased by RR9,887 million, or 18%, from RR56,176 million in 2000 to RR46,289 million in 2001. Both royalty and mineral restoration tax, payable by production subsidiaries, increased by RR2,304 million and RR3,901 million, respectively, in line with the increase in internal transfer gas prices. Road users tax decreased by RR14,858 million in 2001 compared to 2000, reflecting a decrease in the road users tax rate from 2.5% to 1% (effective from January 1, 2001). Effective from January 1, 2001, the housing fund tax was abolished which in prior periods was calculated at 1.5% of our sales revenues, resulting in a RR4,169 million decrease. Property taxes increased by RR3,619 million in 2001 compared to 2000 due to a statutory revaluation of our property, plant and equipment as of January 1, 2001 and changes in property tax legislation.

Provisions

Provisions decreased by RR72,192 million, or 64%, from RR113,275 million in 2000 to RR41,083 million in 2001 primarily due to lower provisions in respect of accounts receivable and prepayments and for assets under construction.

The impairment provision for accounts receivable and prepayments (including VAT provisions on accounts receivable, as explained below) decreased by RR1,048 million, or 3.0%, from RR36,118 million in 2000 to RR35,070 million in 2001. As at December 31, 2001, the balance of provisions related to accounts receivable and prepayments was RR156,933 million, or 36% of the gross receivable balance.

Changes in the tax legislation of the Russian Federation, effective January 1, 2001, required a provision for VAT to be recorded for accounts receivable balances that are provided for (including those that were provided for in prior periods), whereas previously the related VAT was not required to be provided for or paid. For the year ended December 31, 2001, this resulted in a charge of RR11,861 million. Excluding the effect of this charge, the impairment provision for accounts receivable and prepayments increased by 45% in 2001 compared to 2000 primarily as a result of higher provision expense against trade receivables of Ukraine.

Provision expense related to impairment of assets under construction decreased by RR27,685 million, or 81%, from RR34,188 million in 2000 to RR6,503 million in 2001 in line with our strategy to focus our capital program on priority projects and thereby reduce our total number of projects.

Expenses in respect of other provisions decreased by RR43,459 million, or 101%, from a charge of RR42,969 million in 2000 to a release of RR490 million in 2001, primarily due to a RR28,027million decrease in the provision expense on investments and other long-term assets, a RR8,549 million decrease in the provision for inventory obsolescence and a RR1,833 million decrease in the provision for guarantees and other charges.

The decrease in the provision expense on investments and other long-term assets was primarily due to the reduction in new investments in non-core activities for which provisions had been recorded in prior periods. The decrease in the provision expense on inventory obsolescence was primarily due to the disposal of previously surplus stock of production materials and improved inventory turnover.

Cost of goods for resale, including refined products and processing services

Purchased refined products and processing services for refined products provided pertains to the activities of Sibur, consolidated from January 1, 2001.

Purchased gas

The cost of purchased gas decreased by RR4,671 million, or 38%, from RR12,137 million in 2000 to RR7,466 million in 2001. A RR10,463 million decrease in the cost of purchased gas related to the one-time purchase of Turkmenistan gas from Itera in 2000, which was made in order to fulfill our contractual obligations to European customers. This decrease was partially offset by RR3,091 million of gas purchased in 2001 by Sibur, which purchases external gas in certain regions for further processing.

Operating profit

As a result of the factors described above, our operating profit increased by RR23,928 million, or 13%, from RR182,196 million in 2000 to RR206,124 million in 2001. Our operating profit margin increased from 25% in 2000 to 29% in 2001.

Net monetary effects and financing items

	Year ended December 31,	
	2001	2000
	(RR million)	
Net exchange loss	(5,407)	(3,533)
Interest income	14,184	15,611
Interest expense	(42,902)	(64,544)
Monetary gain	33,514	60,332
Gain on restructured taxes, interest and fines	23,122	23,037
Net monetary effects and financing items	**22,511**	**30,903**

Our net exchange loss increased by RR1,874 million, or 53%. from RR3,533 million in 2000 to RR5,407 million in 2001, reflecting the impact of the 7% devaluation of the RR against the U.S. dollar and the 1.3% devaluation of the RR against the euro on our U.S. dollars and euro denominated borrowings (offset in part by the impact of these devaluations on our U.S. dollar and euro denominated receivables). Interest expense decreased by RR21,642 million to RR42,902 million in 2001, in line with our efforts to restructure our profit tax liabilities.

During the years ended December 31, 2001 and 2000, several of our subsidiaries entered into contracts with Government authorities to restructure overdue taxes, interest and fines so that those liabilities would be settled by installment payments due over 10 years. The RR21,526 million gain in 2001 on restructured taxes, interest and fines (RR23,037 million in 2000) represented the difference between the estimated fair value of the new agreements (based on discounted future cash flows) and the carrying amount of the old payables (RR57,342 million).

Monetary gain decreased by RR26,816 million to RR33,514 million in 2001 due to the fall in the rate of inflation and our lower net monetary liability position.

Share of net income of associated undertakings

Share of net income of associated undertakings increased by RR3,216 million, or 369%, to RR4,087 million in 2001 due to our share of the net income (loss) recorded by WINGAS GmBH increasing from a RR243 million loss in 2000 to RR1,118 million of income in 2001, RR1,100 million of income from Turusgaz, RR487 million of income from Moldovagaz and RR327 million of income from Altalanos Evtekforgalmi Bank Rt ("AEB") in 2001.

Losses on available for sale investments

Losses on available for sale investments decreased by RR2,076 million, or 68%, to RR993 million in 2001, primarily due to the RR6,444 million reduction in provisions against long-term and short-term promissory notes and RR1,511 million of unrealized gains on available-for-sale securities, partially offset by RR4,852 million of losses on promissory notes held by Sibur and the RR2,051 million write-down of our investment in Gazmetall following an independent valuation.

Profit tax

	Year ended December 31,	
	2001	2000
	(RR million)	
Profit before profit tax and minority interest	231,729	210,901
Theoretical tax charge at the statutory rate thereon	(81,105)	(63,270)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Inflationary effects	(101,338)	(52,608)
Non-deductible expenses	(40,535)	(23,041)
Statutory tax concessions	13,721	27,013
Other non-temporary differences	8,167	(40,959)
Effect of increase in taxable base due to statutory revaluation	—	316,299
Effect of change in tax rate	(12,101)	19,159
Profit tax expense	**(213,191)**	**182,593**

Our current profit tax expense increased by RR269 million, or 0.3%, from RR94,688 million in 2000 to RR94,957 million in 2001. Our effective current profit tax rate decreased from 45% in 2000 to 41% in 2001. Our high current profit tax rate for 2001 and 2000 resulted in part from Russian tax regulations that limited the deductibility of some of our operating expenses.

Our overall effective tax rate for 2001 of 92% primarily resulted from the impact of non-deductible expenses as described above, as well as from inflation accounting, which among other things, increases the book value of our fixed assets compared to their tax basis, resulting in a deferred tax expense, and the impact of the reduction in Russian tax rates from 35% to 24%, which reduced our net deferred tax asset, resulting in a deferred tax expense. Our deferred tax expense was RR118,234 million for the year ended December 31, 2001.

Our total profit tax benefit in 2000 consisted primarily of a deferred tax benefit of RR277,281 million, representing the deferred tax impact of recording an upward revaluation of our fixed assets for Russian statutory purposes, partially offset by the impact of non-deductible expenses as described above, and by deferred tax expense related to the impact of inflation accounting, which among other things as noted above, increases the book value of our fixed assets compared to their tax basis, resulting in a deferred tax expense.

Minority interest

Minority interest expense increased by RR3,265 million to RR5,339 million in 2001 primarily due to the increased profitability of National Reserve Bank, our banking subsidiary, following an increase in the value of its investment portfolio and the release of prior year provisions against outstanding forward exchange contracts which had been entered into prior to August 17, 1998. Such contracts became unenforceable against National Reserve Bank in 2001 in accordance with requirements of the Civil Code of the Russian Federation.

Net profit

As a result of the factors described above, our net profit decreased by RR378,221 million, or by 97%, from RR391,420 million in 2000 to RR13,199 million in 2001.

Liquidity and Capital Resources

We make significant capital expenditures to explore for natural gas, to develop our natural gas fields and to produce our natural gas, gas condensate and crude oil, and to maintain and expand the UGSS and international pipelines. Our capital expenditures (including cash advances to contractors and suppliers, which are recorded within other long-term assets, and excluding the effect of acquisitions of subsidiaries and reclassifications) were RR145,701 million and RR131,722 million in the first nine months of 2003 and 2002, respectively, and RR180,268 million in 2002, RR180,815 million in 2001 and RR162,991 million in 2000. Our budgeted capital expenditure for 2003 was RR193,700 million.

We make a significant portion of our capital expenditures using consideration other than cash. See "—Capital expenditures." In the first nine months of 2003 and for the years ended December 31, 2002 and 2001, our operating cash flows exceeded our cash capital expenditures by significant margins, but were not sufficient to cover our combined cash and non-cash capital expenditures.

Other significant uses of our cash flows include servicing our debt and paying dividends. Interest paid and expensed was RR16,258 million and RR19,711 million in the first nine months of 2003 and 2002, respectively, and RR22,379 million, RR27,389 million and RR38,420 million in the years ended December 31, 2002, 2001 and 2000, respectively. Interest paid and capitalized was RR12,562 million and RR6,033 million in the first nine months of 2003 and 2002, respectively, and RR12,998 million, RR16,711 million and RR19,923 million in the years ended December 31, 2002, 2001 and 2000, respectively. Total interest paid, both expensed and capitalized, was RR28,820 million and RR25,744 million for the nine months ended September 30, 2003 and 2002, and RR35,377 million, RR44,100 million and RR58,343 million for the years ended December 31, 2002, 2001 and 2000, respectively. We paid dividends of RR1,574 million and RR2,016 million in the first nine months of 2003 and 2002, respectively, and RR10,328 million, RR6,736 million and RR4,150 million in the years ended December 31, 2002, 2001 and 2000, respectively.

In the nine months ended September 30, 2003 and 2002 and the years ended December 31, 2002, 2001 and 2000, our borrowings exceeded our repayments of debt. Our borrowings net of repayments (including bonds and promissory notes) were RR51,793 million and RR37,428 million in the first nine months of 2003 and 2002, respectively, and RR41,803 million, RR27,684 million and RR15,789 million for the years ended December 31, 2002, 2001 and 2000, respectively. However, as a result of the inflation of our prior period debt balances due to the application of inflation accounting under IAS 29 prior to January 1, 2003, our debt balances until December 31, 2002 reported in our financial statements have declined significantly despite these net borrowings. See "—Debt Obligations." Our cash and cash equivalents decreased in 2000, and increased in 2001, 2002 and the nine months ended September 30, 2003.

Our plan for 2004 is to finance our budgeted capital expenditures, interest and dividends mainly out of operating cash flows, which we expect to increase through higher domestic tariffs for sales of natural gas and higher prices for, and increased volumes of, the natural gas we export. At the same time, we intend to improve our debt profile by retiring a portion of our short-term RR denominated debt (in particular our short-term RR denominated promissory notes) and by refinancing other RR denominated debt with long-term borrowings in convertible currencies.

Cash flows

The following table summarizes the statements of cash flows for the nine months ended September 30, 2003 and 2002 and years ended December 31, 2002, 2001 and 2000.

	Nine months ended September 30,		Year ended December 31,		
	2003	2002	2002	2001	2000
			(RR million)		
Net cash provided by operating activities	115,314	43,630	160,111	161,289	116,670
Net cash used for investing activities	(99,293)	(78,629)	(160,688)	(117,603)	(75,968)
Net cash provided by (used for) financing activities	34,502	13,786	3,017	(6,821)	(37,229)

Net cash provided by operating activities

Net cash provided by operating activities increased to RR115,314 million in the nine months ended September 30, 2003 from RR43,630 million in the nine months ended September 30, 2002. This was primarily due to higher operating income generated by our gas sales during the nine months ended September 30, 2003. The positive impact of higher gas prices on our cash flow was partially offset by negative changes in our net working capital position and higher profit tax paid (resulting from settlement of prior period profit tax liabilities) compared to the nine months ended September 30, 2002. The negative change in our working capital position reflected an increase in accounts receivable and prepayments, inventories and other current assets and a decrease in taxes payable other than profit tax, which more than offset the increase in accounts payable.

Net cash provided by operating activities decreased to RR160,111 million in the year ended December 31, 2002 from RR161,289 million in the year ended December 31, 2001. The decrease was primarily due to lower margins generated by our sales during the year ended December 31, 2002 which followed the 18% reduction in the average realized constant RR prices on our gas sales to Europe, and negative changes in our working capital position, reflecting a decrease in accounts payable and taxes payable and increased available-for-sale and trading investments. These two factors more than offset the decrease in profit taxes paid.

Net cash provided by operating activities increased to RR161,289 million in the year ended December 31, 2001 from RR116,670 million in the year ended December 31, 2000. The increase was primarily due to a RR71,142 million positive impact from working capital changes reflecting better cash collections from domestic customers, partially offset by increases in tax payments.

Net cash used for investing activities

Net cash used for investing activities increased to RR99,293 million in the nine months ended September 30, 2003 from RR78,629 million in the nine months ended September 30, 2002. This 26% increase was primarily due to the increase in cash capital expenditures reflecting our ability to utilize higher cash flows generated by our operating and financing activities during the nine months ended September 30, 2003 for a number of major construction projects.

Net cash used for investing activities increased to RR160,688 million in the year ended December 31, 2002 from RR117,603 million in the year ended December 31, 2001. Net cash used for investing activities for the year ended December 31, 2002 includes the effect of the deconsolidation of OAO AKB National Reserve Bank, which resulted in a net cash outflow of RR4,058 million in the year ended December 31, 2002 as OAO AKB National Reserve Bank previously contributed to the consolidated cash and cash equivalents balance. Absent this change, net cash used for investing activities increased by RR39,027 million in the year ended December 31, 2002. The 36.6% increase was primarily due to the RR32,671 million increase in cash capital expenditures to RR141,124 million in the year ended December 31, 2002.

Net cash used for investing activities increased to RR117,603 million in the year ended December 31, 2001 from RR75,968 million in the year ended December 31, 2000. The 54.8% increase was primarily due to the RR42,056 million increase in cash capital expenditures to RR108,453 million in the year ended December 31, 2001.

Net cash provided by financing activities

Net cash provided by financing activities increased to RR34,502 million in the nine months ended September 30, 2003 from RR13,786 million in the nine months ended September 30, 2002. This was primarily due to the increase in long-term borrowings, which exceeded repayments of short-term and long-term borrowings and redemption of promissory notes, and lower interest paid and a reduction of restricted cash, partially offset by an increase in net purchases of treasury shares.

Net cash provided by financing activities amounted to RR3,017 million in the year ended December 31, 2002 compared to net cash used of RR6,821 million in the year ended December 31, 2001. The 144% increase was mainly the result of an increase in net proceeds from long-term borrowings, which exceeded the net outflows from the redemption of promissory notes, and a reduction in interest paid.

Net cash used for financing activities decreased to RR6,821 million in the year ended December 31, 2001 from RR37,229 million in the year ended December 31, 2000. The 82% decrease was mainly the result of an increase in net proceeds from long-term borrowings, which exceeded the net outflows from the redemption of promissory notes, and a reduction in interest paid.

Working capital

Our working capital surplus (current assets less current liabilities) was RR176,649 million as of September 30, 2003 and RR60,160 million as of December 31, 2002. The RR116,489 million increase in our working capital in the nine months ended September 30, 2003 was primarily due to an increase in cash and cash equivalents by RR50,063 million, an increase in accounts receivable and prepayments by RR45,300 million, a seasonal increase in inventory by RR24,001 million and a change in other working capital components by RR39,251 million (including an increase in short-term investments by RR12,783 million, a decrease in short-term borrowings including current portion of long-term borrowings by RR11,309 million, an increase in other current assets by RR10,623 million, a decrease in taxes payable by RR9,342 million, a decrease in short-term promissory notes payable by RR4,069 million, and a decrease in restricted cash by RR8,875 million), partially offset by an increase in accounts payable and accrued charges by RR42,126 million. We believe that we have sufficient working capital to meet our requirements for at least the next twelve months; however, we are dependent on the short-term credit markets to finance our working capital. See "Risk Factors—Risks Relating to our Business—We depend on regular access to the domestic rouble bank loan and rouble debt markets to meet a significant portion of our financing requirements."

As of December 31, 2002, our working capital surplus amounted to RR60,160 million compared to RR45,041 million as of December 31, 2001. The RR15,119 million increase in working capital was primarily due to a decrease in accounts payable and accrued charges by RR27,717 million, a decrease in short-term promissory notes payable by RR29,018 million, a decrease in taxes payable by RR15,642 million and a change in other working capital components by RR8,471 million, partially offset by a decrease in accounts receivable and prepayments by RR65,729 million.

As of December 31, 2001, our working capital surplus amounted to RR45,041 million compared to RR4,153 million as of December 31, 2000. The RR40,888 million increase in working capital was primarily due to an increase in cash and cash equivalents by RR37,759 million and a decrease in taxes payable by RR93,232 million, partially offset by a decrease in accounts receivable and prepayments by RR78,890 million and a change in other working capital components by RR11,213 million.

Capital expenditures

Total capital expenditures (including cash advances to contractors and suppliers, which are recorded within other long-term assets, and excluding the effect of acquisitions of subsidiaries and reclassifications) by segment for the nine months ended September 2003 and 2002 and for the years ended December 31, 2002, 2001 and 2000 in constant RR terms amounted to the following:

	Nine months ended September 30,				Year ended December 31,					
	2003		2002		2002		2001		2000	
	(RR million)	(% of total)	(RR million)	(% of total)	(RR million)	(% of total)	(RR million)	(% of total)	(RR million)	(% of total)
Transportation	56,316	39%	63,516	48%	86,176	48%	81,631	45%	56,978	35%
Production	76,665	53%	49,808	38%	76,985	43%	74,890	42%	59,453	37%
Refining	2,693	2%	1,903	2%	7,125	4%	5,371	3%	3,627	2%
Distribution	2,427	1%	5,842	4%	1,663	0%	378	0%	454	0%
Other[(1)]	7,600	5%	10,653	8%	8,319	5%	18,545	10%	42,479	26%
Total	**145,701**	**100%**	**131,722**	**100%**	**180,268**	**100%**	**180,815**	**100%**	**162,991**	**100%**

Note:

(1) Primarily includes expenditures for service activities such as drilling and automobile transport and repair.

The reduction in capital expenditures on transportation and the significant increase in capital expenditures on production in the first nine months of 2003 compared to the same period in 2002, represented a temporary change in the trend over the three years ended December 31, 2002. Our expectation of future capital expenditures are discussed below.

Total capital expenditures (including cash advances to contractors and suppliers, which are recorded within other long-term assets, and excluding the effect of acquisitions of subsidiaries and reclassifications) increased from RR131,722 million in the nine months ended September 30, 2002 to RR145,701 million in

the nine months ended September 30, 2003. The increase was primarily due to increased funding of new production projects including the development of Yamburgskoye, Pestsovoye, Vyngayakhinskoye and Yen-Yakhinskoe fields and Aneryakhinskoe area of Yamburgskoye field.

Following is a table of our cash and non-cash capital expenditures (including cash advances to contractors and suppliers, which are recorded within other long-term assets, and excluding the effect of acquisitions of subsidiaries and reclassifications):

	Nine months ended September 30,		Year ended December 31,		
	2003	2002	2002	2001	2000
			(RR million)		
Cash capital expenditures	99,233	76,082	141,124	108,453	66,397
Interest paid and capitalized	12,562	6,033	12,998	16,711	19,923
Mutual cancellations and barter settlements[1]	—	—	42,893	49,135	65,119
Other[2]	33,906	49,607	(16,717)	6,516	11,552
Total capital expenditures	145,701	131,722	180,268	180,815	162,991

Note:

(1) A meaningful breakdown of this amount is not available for the nine month periods ended September 30, 2003 and 2002. For these nine month periods these amounts are combined with "other non-cash expenditures."

(2) Includes changes in accounts payable related to capital construction, changes in promissory notes related to capital construction.

Budgeted total capital expenditures by segment for the year ended December 31, 2003 was, and for the year ending December 31, 2004 is, as follows (excluding expenditures for Sibur, Vostokgazprom and Purgaz):

	Year ended December 31,	
	2003 [1]	2004
	(RR million)[2]	
Production	93,486	71,600
Transportation	85,535	111,600
Refining	3,183	2,380
Distribution	52	—[3]
Other[4]	11,444	6,760
Total	**193,700**	**192,340**

Notes:

(1) The Board of Directors initially approved a capital expenditure budget for 2003 of RR179,800 million, including RR73,840 million in respect of capital expenditures related to the Yamal project. In September 2003, the Board of Directors approved a RR13,900 million increase in the budget for 2003, including RR4,650 million for further development of the Zapolyarnoye field, RR3,950 million for the Pestsovoye field and RR3,100 million for booster compressor stations. The information presented here reflects these increases.

(2) Expressed in nominal RR.

(3) For 2004, included within other segments.

(4) Primarily includes expenditures for service activities such as drilling and automobile transport and repair.

Our capital expenditures in 2003 were approximately RR194 million compared to approximately RR180 billion in 2002.

The actual amount and timing of capital expenditures made are subject to adjustment.

Debt obligations

Our borrowings net of repayments were RR51,794 million, RR41,803 million, RR27,684 million and RR15,789 million, for the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000, respectively. However, as a result of the inflation of our prior period debt balances due to the application inflation accounting under IAS 29 prior to January 1, 2003, our debt balances are reported to have declined until December 31, 2002 despite these net borrowings.

The overall increase in our borrowings as of September 30, 2003 and the decline in our borrowings, as reported in our financial statements for the three years ended December 31, 2002, resulted from opposite movements in our long-term and short-term borrowings. Our long-term borrowings (including the current portion of long-term borrowings and long-term promissory notes payable), which are predominantly denominated in convertible currencies (mainly the U.S. dollar and the euro), are reported to have declined in constant RR terms at December 31, 2001 compared to December 31, 2000, and then to have increased at December 31, 2002 and at September 30, 2003. Our short-term borrowings (excluding the current portion of long-term borrowings but including short-term promissory notes payable), which are predominantly denominated in RR except for at December 31, 2002, are reported to have increased in constant RR terms at December 31, 2001 compared to December 31, 2000, and then to have declined at December 31, 2002 and at September 30, 2003, reflecting in part our strategy of refinancing short-term debt with long-term borrowings. The following table shows our borrowings at September 30, 2003 and at December 31, 2002, 2001 and 2000 expressed in constant RR terms:

	As of September 30,	As of December 31,		
	2003	2002	2001	2000
		(RR million)		
Long-term borrowings				
Fixed interest rate borrowings	235,979	138,612	107,516	73,547
Weighted average interest rates for fixed rate borrowings	9.1%	9.2%	9.1%	7.6%
Variable interest rate borrowings	169,108	207,754	220,910	270,578
Weighted average interest rates for variable rate borrowings	4.0%	4.7%	6.4%	7.4%
Total long-term borrowings	405,087	346,366	328,426	344,125
RR denominated borrowings	16,548	31,548	39,767	33,106
Foreign currency denominated borrowings	388,539	314,818	288,659	311,019
Total long-term borrowings	405,087	346,366	328,426	344,125
Less: current portion of long-term borrowings	(98,852)	(97,763)	(91,013)	(63,889)
Add: long-term promissory notes, net of discount	8,409	20,218	14,259	8,463
Average discount on promissory notes	12.8%	18.7%	26.5%	20.8%
Total long-term debt obligations	314,644	268,821	251,672	288,697
Short-term debt borrowings				
Fixed interest rate borrowings	68,531	85,421	102,077	89,173
Weighted average interest rates for fixed rate borrowings	10.6%	10.1%	16.8%	20.0%
Variable interest rate borrowings	6,131	1,639	—	—
Weighted average interest rates for variable rate borrowings	5.1%	6.8%	—	—
Total short-term borrowings	74,662	87,060	102,077	89,173
RR denominated borrowings	33,233	11,134	38,581	38,475
Foreign currency denominated borrowings	41,429	75,926	63,496	50,698
Total short-term borrowings	74,662	87,060	102,077	89,173
Plus: Current portion of long-term borrowings	98,852	97,763	91,013	63,889
Short-term promissory notes, net of discount	37,315	41,384	70,402	78,749
Average discount on promissory notes	8.7%	16.3%	20.0%	34.5%
Total short-term debt borrowings	210,829	226,207	263,492	231,811
Total borrowings	525,473	495,028	515,164	520,508

The following table shows our actual U.S. dollar and euro denominated long-term borrowings (expressed in U.S. dollars) at September 30, 2003 and at December 31, 2002, 2001 and 2000 as well as the same balances expressed in constant RR terms.

	As of September 30,	As of December 31,		
	2003	2002	2001	2000
		(RR million)		
U.S. dollar denominated (expressed in U.S. dollars)	9,528	8,280	6,088	6,397
Euro denominated (expressed in U.S. dollars)[(1)]	3,165	1,625	2,275	1,677
Total long-term convertible-currency-denominated borrowings expressed in U.S. dollars	12,692	9,905	8,363	8,074
Total long-term convertible-currency-denominated borrowings expressed in constant RR, except for data as of September 30, 2003 which is in nominal RR	388,539	314,818	288,659	311,019

Note:

(1) Converted at the euro to U.S. dollar exchange rate of 1.15, 1.04, 0.88 and 0.93 as of September 30, 2003, and December 31, 2002, 2001 and 2000, respectively.

From December 31, 2000 to September 30, 2003, our actual long-term borrowings denominated in convertible currencies grew, as we increasingly met our financing requirements with long-term borrowings in the capital markets and began to refinance our short-term obligations.

A significant portion of our long-term borrowings denominated in convertible currencies are collateralized by receivables under certain of our export contracts. As of December 31, 2002, 2001 and 2000 borrowings of RR192,918 million, RR184,243 million and RR301,753 million, respectively, inclusive of current portion of long-term borrowings, were secured by revenues from export supplies of gas to Europe. Since December 31, 2002, we have borrowed an additional U.S.$300 million that is secured by revenues from our sales of natural gas to Europe, and we have prepaid U.S.$675 million of our outstanding loans and borrowings under such facilities.

The following table shows our schedule of repayments for long-term borrowings (excluding long-term promissory notes) at September 30, 2003 and December 31, 2002, expressed in constant RR terms:

	As of September 30, 2003	As of December 31, 2002
	(RR million)	
Within one year	98,852	97,763
Between one and two years	66,163	92,378
Between two and five years	135,884	132,010
After five years	104,188	24,215
	405,087	346,366

Contractual obligations and other commitments

The amount of outstanding guarantees issued to third parties increased by RR2,289 million to RR89,996 million as of September 30, 2003 as compared to December 31, 2002 primarily as a result of guarantees issued to Eural Trans Gas in the amount of RR6,949 million. See "Business—Transportation—Third-party Access to the UGSS."

The amount of outstanding guarantees issued to third parties increased by RR7,423 million to RR87,707 million as of December 31, 2002 as compared to December 31, 2001. RR15,368 million of the increase was due to guarantees issued to banks for the construction of the offshore portion of the Blue Stream pipeline. As of December 31, 2002 our guarantees balance included RR6,213 million of guarantees issued by subsidiaries under contracts for purchases of equipment, construction and installation works.

We have significant obligations to supply gas under long-term contract with European customers.

Qualitative and Quantitative Disclosures and Market Risks

We are exposed to market risk from changes in commodity prices, foreign currency exchange rates, interest rates and prices of marketable securities. We are exposed to commodity risk as we are a commodity business and our natural gas export sales are linked to oil product prices. We are exposed to foreign exchange risk to the extent that our sales revenues and costs are denominated in currencies other than RR. We are subject to market risk from changes in interest rates that may affect the cost of our financing. Other than in our banking subsidiaries, we do not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. We also do not hold or issue derivative or other financial instruments for trading purposes.

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the RR relative to the U.S. dollar and euro. At September 30, 2003, approximately RR322,567 million and RR107,401 million of our borrowings were denominated in U.S. dollars and euros, respectively (out of RR479,749 million of our total borrowings, excluding promissory notes, at that date). Decreases in the value of the RR relative to the U.S. dollar or euro will increase our foreign currency denominated costs and expenses and our debt service obligations for foreign currency denominated borrowings in RR terms. A depreciation of the RR relative to the U.S. dollar or euro will also result in a decrease in the value of our foreign currency borrowings in RR terms. We believe that the risks associated with our foreign currency exposure are mitigated by the fact that a significant portion of our revenues, approximately 64% for the nine months ended September 30, 2003, are U.S. dollar or euro denominated. As of September 30, 2003 the RR had appreciated against the U.S. dollar by approximately 3.7% and depreciated against the euro by approximately 5.4% since January 1, 2003.

A hypothetical, instantaneous and unfavorable 10% change in currency exchange rates on September 30, 2003 and December 31, 2002 would have resulted in additional interest expense, including default interest, of approximately RR2,013 million and RR2,549 million (nominal) for the nine months ended September 30, 2003 and the year ended December 2002, respectively, reflecting the increased costs in RR of servicing our foreign currency denominated borrowings held at September 30, 2003 and December 31, 2002. A hypothetical, instantaneous and unfavorable 10% change in currency exchange rates as of September 30, 2003 and December 31, 2002 would have resulted in an estimated foreign exchange loss of approximately RR42,997 million and RR41,567 million on foreign currency denominated borrowings held at September 30, 2003 and December 31, 2002, respectively.

Interest Rate Risk

We are exposed to interest rate risk in our borrowings that bear interest at floating rates. At September 30, 2003 and December 31, 2002, we had RR479,749 million and RR433,426 million in total borrowings (excluding promissory notes), of which approximately RR304,510 million and RR224,033 million bore interest at fixed rates and approximately RR175,239 million and RR209,393 million bore interest at floating rates determined by reference to the London inter-bank offered rate ("LIBOR") for U.S.$ and euro deposits, respectively.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating rate financial liabilities held at September 30, 2003 and December 31, 2002 would have resulted in additional net interest expense of approximately RR1,918 million and RR2,050 million (nominal) for the nine months ended September 30, 2003 and the year ended December 31, 2002, respectively. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rate applicable to each homogenous category of financial liabilities. A homogeneous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g. U.S.$ and euro).

A hypothetical, instantaneous and unfavorable change (decrease) of 100 basis points in the interest rate would have resulted in an increase of fair value of fixed rate financial liabilities held at September 30, 2003 and December 31, 2002 to RR9,204 million and RR1,545 million, respectively.

Derivatives

For the purpose of reducing currency risk, our banking subsidiaries use a number of derivative instruments. These comprise forward foreign exchange contracts and written foreign currency option

contracts. The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimized. The normal policy is to measure these instruments at their fair value, using the spot rate at the year end as the basis for the fair value measurement with resultant gains or losses being reported within gains less losses arising from dealing in foreign currencies within the statement of operations. These derivatives are not material to the Group.

Commodity risk

Substantially all of our natural gas, gas condensate and other hydrocarbon export sales to Europe are sold under long-term contracts. Our natural gas export prices to Europe are based on a formula linked to world oil product prices which in turn are linked to world crude oil prices. Worldwide political developments and the actions of the Organization of Petroleum Exporting Countries affect crude oil prices and thus our natural gas export prices. We do not use any derivative instruments to hedge our production in order to decrease our price risk exposure.

Securities price risk

We are exposed to movements in the prices of marketable securities that we hold in our investment portfolio. Specifically, as of September 30, 2003, we held RR19,085 million of corporate shares and bonds and RR3,734 million of state and municipal securities. A change in Russia's sovereign credit rating, or an external event that impacts Russian debt and equity prices, could have an impact on the market value of our trading securities.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN IFRS AND U.S. GAAP

The financial information included herein is prepared and presented in accordance with IFRS. Certain differences exist between IFRS and U.S. GAAP, which might be material to the financial information herein. The matters described below summarize certain differences between IFRS and U.S. GAAP that may be material. The Company has not prepared a complete reconciliation of its consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP and has not quantified such differences. Accordingly, no assurance is provided that the following summary of differences between IFRS and U.S. GAAP is complete. Potential investors should consult their own professional advisors for an understanding of the differences between IFRS and U.S. GAAP, and how those differences might affect the financial information herein.

IFRS	U.S. GAAP
Accounting framework	
Historical cost basis, adjusted for inflation by applying the consumer price index, for the periods when Russia was considered highly inflationary (through December 31, 2002). However, generally financial assets and liabilities must be carried at fair value.	Similar to IFRS.
Depreciation of property, plant and equipment	
The depreciable amount of an item of property, plant and equipment must be allocated on a systematic basis over its useful life, reflecting the pattern in which the asset's benefits are consumed by the entity. Any changes in the depreciation method used are treated as change in accounting estimate reflected in the depreciation charge for the current and prospective periods.	Similar to IFRS, except that U.S. GAAP classifies a change in the depreciation method as a change in accounting policy. The cumulative effect of the change is then reflected in the current year's income statement.
We use the straight-line method for depreciating all our property, plant and equipment. In making depreciation estimates, and considering the corresponding asset lives, the company includes periods beyond the initial license period date in circumstances where the company has both the right to request and the intent to renew such licenses.	U.S. GAAP has specific accounting guidance for oil and gas producing companies that requires the application of the units-of-production method for depreciation, depletion and amortization of oil and gas producing assets. Additionally, for the purpose of calculating depreciation, depletion and amortization charges under the units-of-production method and complying with other specific oil and gas accounting prescribed by US GAAP, the definitions of proved reserves are the definitions adopted by the SEC for its reporting purposes that are in effect on the dates for which such calculations and other disclosures are required under US GAAP. Previously reported quantities are not revised retroactively if the SEC definitions are changed.
Impairment of assets	
An entity must assess annually whether there are any indications that an asset may be impaired. If there is any such indication, the assets must be tested for impairment. An impairment loss must be recognized in the statement of operations when an asset's carrying amount exceeds its recoverable amount (see below).	Similar to IFRS except that for assets to be held and used, impairment is first measured by reference to undiscounted cash flows. If impairment exists the entity must measure impairment by comparing the asset's carrying value to its fair value. If there is no impairment by reference to undiscounted cash flows, no further action is required but the useful life of the asset must be reconsidered.

IFRS	U.S. GAAP
The impairment loss is the difference between the asset's carrying amount and its recoverable amount. The recoverable amount is the higher of the asset's net selling price and its value in use. Value in use is the future cash flows to be derived from the particular asset, discounted to present value using a pre-tax market determined rate that reflects the current assessment of the time value of money and the risks specific to the asset.	The impairment loss is based on the asset's fair value, being either market value (if an active market for the asset exists) or the sum of discounted future cash flows. The discount rate reflects the risk specific to that asset. For assets to be disposed of, the loss recognized is the excess of the asset's carrying amount over its fair value less cost to sell. Such assets are not depreciated or amortized during the selling period.
An impairment loss recognized for an asset should be reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized, in which case, the carrying amount of the asset should be increased to its recoverable amount.	Prohibits reversals of impairment losses for assets to be held and used. Subsequent revisions, both increases and decreases, to the carrying amount of an asset to be disposed, must be reported as adjustments to the carrying amount of the asset but limited by the carrying amount at the date the decision to dispose of the asset is made.
Comprehensive income	
IFRS does not require disclosure of comprehensive income.	U.S. GAAP requires disclosure of comprehensive income, which is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distribution to owners.
Business combinations	
Business combinations can be in the form of either an acquisition or a uniting of interest. Acquisitions are the most common and uniting of interests are severely restricted.	All business combinations initiated after June 30, 2001 are acquisitions and accounted for in accordance with one method—the purchase method. Before June 30, 2001, business combinations were accounted for using either the purchase method or the pooling-of-interests method.
The date of acquisition is the date on which the acquirer obtains control over the acquired entity.	The date of acquisition is the date on which assets are received or securities are issued.
The purchase method records the assets and liabilities of the acquired entity at fair value. The cost of acquisition is the amount of cash or cash equivalents paid (or fair value of non-monetary assets exchanged). Where consideration comprises an exchange of shares, specific guidance applies under each of the two frameworks. Under IFRS, shares issued as consideration are recorded at their fair value as at the date of the exchange, being the date when the acquirer obtains control over the net assets and operations of the acquiree. When the acquisition occurs in stages, the fair value of the shares issued as purchase consideration is determined at each exchange date. In an active market the published price of a share at the date of exchange is the best evidence of fair value.	Similar to IFRS. Shares issued as consideration are measured at their market price over a reasonable period of time (interpreted to be a few days) before and after the parties reach an agreement on the purchase price and the proposed transaction is announced. The date for measuring the value of marketable securities must not be influenced by the need to obtain shareholder or regulatory approval.

IFRS	U.S. GAAP
Definition of a subsidiary	
Focuses on the concept of the power to control in determining whether a parent/subsidiary relationship exists. Control is the parent's ability to govern the financial and operating policies of a subsidiary to obtain benefits. Subsidiaries are consolidated from the date on which effective control is transferred and are no longer consolidated from the date control ceases. Generally companies own more than 50% of the voting interests in these subsidiaries.	Focuses on a controlling financial interest through ownership of a majority voting interest or by contract, coupled with control. Also variable interest entities (VIEs) in which a parent does not have voting control but absorbs the majority of losses or returns must also be consolidated.
Special purpose entities (SPEs)	
Consolidate where the substance of the relationship indicates control.	SPEs must be consolidated if consolidation requirements for VIEs are met. To avoid consolidation, the SPE must be a qualifying SPE.
Goodwill	
Capitalize and amortize over its useful life. There is a rebuttable presumption that the useful life of goodwill does not exceed 20 years. In very rare cases goodwill may be demonstrated to have a useful life in excess of 20 years. If the useful life does exceed 20 years, amortization is still mandatory and the reasons for rebutting the presumption must be disclosed.	For fiscal years beginning after December 15, 2001 goodwill should not be amortized but should be tested for impairment at least annually at the reporting unit level. For prior periods, goodwill was required to be capitalized and amortized over a useful life not to exceed 40 years. It was also required to be tested for impairment if factors indicated that impairment may exist.
Negative goodwill relating to expected future losses or expenses identified in the acquirer's plan for the acquisition must be recognized in the statement of operations when those losses/expenses occur. Otherwise negative goodwill not exceeding the fair value of acquired identifiable, non-monetary assets must be recognized in the statement of operations on a systematic basis over the useful lives of such assets. Where negative goodwill exceeds the fair value of non-monetary assets it must be immediately recognized in the statement of operations.	Treatment of an excess of fair value of acquired net assets over cost of acquisition under U.S. GAAP is similar to IFRS with the exception of provision for expected future losses which is not allowable as part of fair-value exercise for the purposes of determination of goodwill under U.S. GAAP.
Inventories	
Carried at the lower of cost or net realizable value (being sale proceeds less all further costs to bring the inventories to completion). Reversal is required for a subsequent increase in value of inventory previously written down.	Broadly consistent with IFRS, in that the lower of cost and market value is used to value inventories. Market value is defined as being current replacement cost subject to an upper limit of net realizable value and a lower limit of net realizable value less a normal profit margin. Reversal of a write down is prohibited.
Taxation	
Current and deferred taxes are measured based on tax laws and rates that have been enacted or "substantively enacted" by the balance sheet date. "... in some jurisdictions, announcements of tax rates (and tax laws) by the government have the substantive effect of actual enactment, which may follow the announcement by a period of several months. In these circumstances, tax assets and liabilities are measured using the announced tax rate (and tax laws)."	Current and deferred taxes are measured using enacted tax laws and rates. For federal tax purposes in the United States, the enactment date is the date that the president signs the tax law. Enactment of a new tax law is viewed as a discrete event of the period of enactment.

IFRS	U.S. GAAP
Restructured Liabilities	
Liabilities are remeasured (extinguished) and gain or loss recognized when there is a significant modification of terms.	Liabilities are remeasured and gain or loss recognized in accordance with EITF 96-19, "Debtors Accounting for a Modification in Exchange of Debt Instruments" which is more restrictive than IFRS concerning what represents a significant modification of terms.
Deferred tax assets	
Deferred tax assets are recognized when it is probable that future taxable profits will be available against which the deferred tax asset can be utilized. The carrying amount of the deferred tax asset is reviewed at each balance sheet date and reduced if appropriate.	Similar to IFRS but recognize all deferred tax assets and provide a valuation allowance if is more likely than not that some portion, or all, of the deferred tax asset will not be realized. There are a number of specific differences in application.
Segment reporting	
Report primary and secondary (business and geographic) segments based on risks and returns.	Report based on internal reporting segments. Operating segments are those business activities for which discrete information is available, and whose operating results are regularly reviewed by the entity's chief operating decision maker in determining resource allocation and assessing performance.
Related parties	
There is no specific requirement in IFRS to disclose the name of the related party (other than the ultimate parent entity) or the amounts involved in a transaction. Disclosure of "pricing policy" is required along with the elements of transactions necessary for an understanding of the financial statements. IFRS also currently exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IFRS also currently excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business.	Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. U.S. GAAP requires the disclosure of any changes in the method of establishing "terms" for related party transactions and the resulting effect on the financial statements. In addition disclosure of the nature of the relationship, a description of the transaction, the amounts for each period, and the amounts due to or from related parties is required. US GAAP contains no exemptions for disclosing transactions with other state controlled enterprises but requires disclosure of all material related party transactions.
Supplemental oil and gas disclosures	
No specific oil and gas accounting standards exist under IFRS and no requirement to publish supplemental oil and gas disclosures.	Unaudited supplemental oil and gas disclosures as stipulated in SFAS 69 are required for public companies.

IFRS	U.S. GAAP
Guarantees	
Guarantees are recognized as part of provisions and should be the best estimate of the expenditure required to settle the present obligation at the balance sheet date.	Upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The fair value of guarantees may be represented by transactions for similar guarantees on a stand-alone basis or part of bundled transactions or the present value of future expected economic outflows. Subsequent to its initial recognition, the liability for a guarantee should not continue to be measured at its fair value but amortized into earnings through a systematic method over the term of the guarantee or released at the expiration of obligation based on the terms of the obligation.

BUSINESS

Overview

We are the world's largest natural gas company, and the world's largest publicly-traded hydrocarbons company, in terms of reserves, production and transportation. We supply substantially all of the natural gas consumed in Russia, approximately 50% of the volume of natural gas consumed in the eight FSU countries to which we export our natural gas—Armenia, Belarus, Estonia, Georgia, Latvia, Lithuania, Moldova and Ukraine—and approximately 26% of the volume of natural gas consumed in Europe making us the largest single supplier of natural gas to Europe. For the year ended December 31, 2002, our sales net of excise tax, value added tax, customs duties and sales tax were RR644,687 million (U.S.$21.06 billion) and our operating profit was RR147,974 million (U.S.$4.83 billion). For the nine months ended September 30, 2003, our sales net of excise tax, value added tax, customs duties and sales tax were RR597,382 million (U.S.$19.5 billion) and our operating profit was RR182,022 million (U.S.$5.95 billion). As of September 30, 2003, we had total assets of RR2,677,315 million (U.S.$87.5 billion) and total shareholders' equity of RR1,819,821 million (U.S.$59.5 billion).

Reserves. We estimate our reserves using the Russian reserves system, which differs significantly from SPE International Standards, in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves. As of December 31, 2003, we had Russian reserves system combined ABC1 reserves of 28.0 tcm (989.1 tcf) of natural gas, 1,279.8 million tons (9.4 bbls) of gas condensate and 569.1 million tons (4.2 bbls) of crude oil, for a total of 178,390.2 mmboe. Over 80% of our Russian reserve system combined ABC1 natural gas reserves are located in western Siberia and are geographically concentrated. As of December 31, 2003, our three largest producing fields, Urengoiskoye, Yamburgskoye and Zapolyarnoye, all located in the Yamal-Nenets Region in western Siberia, accounted for 12.9 tcm of ABC1 natural gas reserves, or 46% of our total combined ABC1 natural gas reserves. The majority of our reserves outside of western Siberia are located in the Barents Sea and southern Russia.

Since 1997, DeGolyer and MacNaughton, an independent U.S. petroleum engineering consulting firm, has evaluated our reserves according to SPE International Standards. As of December 31, 2002, DeGolyer and MacNaughton had completed evaluations of 19 fields (21 deposits) accounting for approximately 89% of our combined ABC1 natural gas reserves, approximately 92% of our combined ABC1 gas condensate reserves and approximately 64% of our combined ABC1 crude oil reserves. As of December 31, 2002, these 21 fields contained proved reserves of 16.8 tcm (594.8 tcf) of natural gas, 374.9 million tons (2,748.0 mmbls) of gas condensate and 7.7 million tons (56.2 mmbls) of crude oil, for a total of 101,936.0 mmboe, and probable reserves of 1.9 tcm (67.1 tcf) of natural gas, 140.9 million tons (1,032.8 mmbls) of gas condensate and 98.8 million tons (724.1 mmbls) of crude oil, for a total of 12,863.1 mmboe. We believe that the fields evaluated by DeGolyer and MacNaughton are likely to contain most of our reserves that would be deemed proved or probable upon a full evaluation of our upstream properties according to SPE International Standards.

SPE International Standards differ from SEC Standards. See "—Reserves and Production—Reserves—Differences between SPE International Standards and SEC Standards."

Exploration and Production. As of March 31, 2004, licenses held by OAO Gazprom and our wholly-owned subsidiaries included 36 for exploration and assessment (without development rights) with terms of up to five years, 16 combined hydrocarbon exploration, assessment and production licenses with initial terms of 25 years and with remaining terms of mostly between 18 and 23 years and 74 production licenses with initial terms of 20 to 25 years and with remaining terms of mostly between 11 and 23 years.

In the year ended December 31, 2003, we produced 540.2 bcm (19,078 bcf) of natural gas, 10.2 million tons (74.9 mmbls) of gas condensate and 802,800 tons (5.9 mmbls) of crude oil, for a total of 3,259.7 mmboe, as compared with 521.9 bcm of natural gas, 9.9 million tons (72.6 mmbls) of gas condensate and 706,400 tons (5.2 mmbls) of crude oil, for a total of 3,149.6 mmboe, in the year ended December 31, 2002. In the nine months ended September 30, 2003, we produced 395.7 bcm (13,975 bcf) of natural gas, 7.5 million tons (55.2 mmbls) of gas condensate and 595,200 tons (4.4 mmbls) of crude oil, for a total of 2,388.6 mmboe, as compared with 380.2 bcm (13,427 bcf) of natural gas, 7.3 million tons (53.3 mmbls) of gas condensate and 527,100 tons (3.9 mmbls) of crude oil, for a total volume of 2,294.9 mmboe, in the nine months ended September 30, 2002.

Our natural gas production represented approximately 87.1% of total natural gas production in Russia in 2003, as compared with 87.7% in 2002. Four of our production subsidiaries, Urengoigazprom,

Yamburggazdobycha, Noyabrskgazdobycha and Nadymgazprom, together produced 91.1% of our natural gas in 2003, as compared with 91.8% in 2002. The Zapolyarnoye field, which came on stream in the third quarter of 2001, produced approximately 67.5 bcm and 36.8 bcm of natural gas in 2003 and 2002, or approximately 12% and 7% of our total natural gas production in those years, respectively.

Exports. We export our natural gas to Europe through our wholly-owned trading subsidiary, Gazexport. Our exports to Europe accounted for approximately 27.4% and 27.2% of the volume of the natural gas we sold in 2002 and 2001, respectively, and 63.3% and 69.4% of our natural gas net sales revenues in those years. Our exports to Europe accounted for approximately 29.7% and 29.5% of the volume of the natural gas we sold in the nine months ended September 30, 2003 and 2002, respectively, and 66.2% and 65.0% of our natural gas net sales revenues in those periods. According to the statistical survey CEDIGAZ—"Natural Gas in the World—2002" (July 2003), we supplied 20% of the volume of natural gas consumed in western Europe and 61% of the volume of natural gas consumed in central and eastern Europe in 2002. Most of our exports to Europe are transported by pipeline through Ukraine and through the Yamal-Europe pipeline.

Domestic sales. We sell our products domestically to large industrial consumers, to regional gas distribution companies and to household consumers. In the past, we did not sell natural gas to household consumers, but as we gained influence over regional gas distribution companies through the acquisitions described below, we began to make sales to household consumers.

Transportation. We own and operate the UGSS, which gathers, processes, transports, stores and delivers substantially all the natural gas sold in Russia. The UGSS comprises the world's largest high-pressure trunk pipeline system, with a total length of over 151,600 km (not including connecting pipelines), 263 compressor stations and 24 underground natural gas storage facilities. We control and manage the transportation of gas in the UGSS network from our central dispatch management center, located in Moscow. We transported 674.1 bcm and 637.1 bcm through the UGSS in 2003 and 2002, respectively. Although we use most of the UGSS capacity for the transportation of the natural gas we produce or purchase, we also provide gas transportation services to third parties. Deliveries on behalf of third parties accounted for 16.4% and 12.7% of the total volume of natural gas supplied through the UGSS in 2003 and 2002, respectively.

Beginning in the late 1990s, we began acquiring interests through debt for equity swaps in regional gas distribution companies. As of December 31, 2003, we had controlling interests in 114, and non-controlling interests in an additional 71, of the approximately 320 regional gas distribution companies in Russia. These regional gas distribution companies own and operate medium- and low-pressure pipelines that transport gas to end consumers.

Processing and Refining. Our refining operations are carried out by our refining facilities, including those of our majority-owned petrochemicals subsidiary Sibur.

Our refining facilities, other than Sibur's, process natural gas for pipeline transportation, stabilize gas condensate and refine natural gas, gas condensate and crude oil into refined products. The processing, stabilizing and refining of natural gas, gas condensate and crude oil is carried out by six integrated refineries that remove hazardous and corrosive substances from natural gas and gas condensate and produce a broad range of products. The refineries also stabilize and refine gas condensate and crude oil as a single crude oil and gas condensate mixture. Our refineries produce products derived from natural gas such as dry marketable natural gas, de-ethanized natural gas, liquefied natural gas, ethane, helium, sulfur and odorant. Stabilized and refined products derived from gas condensate and crude oil include stable gas condensate, gas condensate distillate, diesel fuel, furnace fuel oil and automobile gasoline. In 2003, our refining facilities, excluding Sibur's, processed and refined 39.7 bcm of natural gas and 17.2 million tons (125.7 mmbls) of unstabilized gas condensate and crude oil, for a total volume of 359.4 mmboe, compared to 39.3 bcm of natural gas and 16.9 million tons (123.9 mmbls) of unstabilized gas condensate and crude oil, for a total volume of 355.2 mmboe, in 2002.

Sibur is one of the leading Russian producers of petrochemical products. According to Sibur's management estimates, Sibur accounted for 48% of the production of synthetic rubber, 47% of the production of tires, 18% of the production of polyethylene, 35% of the production of polypropylene and 31% of the production of liquified gases in Russia in 2003. Sibur's output is used in the production of plastics, high-octane gasoline and other products in the automotive, agricultural, construction and aerospace industries. See "—Refining —Sibur."

Relationship with the Government. The Russian Federation currently owns 38.37% of our shares directly, and representatives of the state have a voting majority on our Board of Directors (six of 11 seats).

Moreover, our subsidiaries held approximately 17.33% of our shares as of September 30, 2003, which they are entitled to vote as owners. In addition, our transportation activities are a "natural monopoly" under the Russian Federal Law "On Natural Monopolies" No. 147-FZ dated August 17, 1995. As a result, the Government regulates and sets the prices we charge for gas supplied to the domestic market, the tariffs we charge for the transportation of third parties' gas through the UGSS and other matters affecting our business. For example, we are required to have our budget, capital expenditure program and borrowing program approved by the Government. Through its share ownership, representation on our Board of Directors and role as our regulator, the Government has a strong influence over our operations and our dividend policy. At the same time, we play a significant role in Russia's financial system and economy. According to our analyses, we accounted for approximately 20% of federal budget revenues and approximately 10% of foreign exchange earnings of the Russian Federation in 2003. See "Risk Factors—Risks Relating to our Business—The Government has exercised, and can be expected to continue to exercise, a strong influence over our operations."

Strategy

Our main strategic objective is to maintain and strengthen our position as a leading gas company, both domestically and globally, by continuing to adapt to a rapidly changing business environment. To achieve this objective, we plan to:

- meet our production targets, including achieving our natural gas production target of 560 bcm by 2010, increasing to 580-590 bcm by 2020 and 610-630 bcm by 2030;
- ensure the effective, reliable and balanced supply of gas to Russian customers; and
- fulfill our long-term export contracts and inter-governmental agreements on gas supply.

To implement these plans, we have developed a number of strategic priorities, including:

Developing new cost-effective sources of supply from our existing reserves base to replace production declines in our largest fields. Based on (i) our current export contract portfolio, (ii) anticipated future demand and prices domestically, and (iii) our reserves base, we believe that achieving annual natural gas production of 560 bcm by 2010, increasing to 580-590 bcm by 2020 and 610-630 bcm by 2030 is strategically optimal. In light of expected continuing production declines from three of our large west Siberian fields (Urengoiskoye, Yamburgskoye and Medvezhye), which accounted for approximately 61.8% of our total natural gas production in 2003, but only 35.9% of our total combined ABC1 natural gas reserves as of December 31, 2003, we intend to continue to invest in developing new production. Production from the Zapolyarnoye field began in 2001 and reached approximately 36.8 bcm in 2002 and 67.5 bcm in 2003. We intend to invest RR18.0 billion in 2004 and 2005 in developing the Zapolyarnoye field to full capacity, after which its production should reach 100 bcm per year. We also intend to invest in new production from our other western and eastern Siberian, Far Eastern and southern Russian deposits, the Yamal Peninsula and also in off-shore fields, including the Obsk-Tazovskaya Bay. See "—Reserves and Production—Development Activities." To develop and maintain this production as efficiently as possible, we intend to work closely with international energy service companies and local institutes, both of which are essential to ensuring the best use of the latest technologies.

Purchasing gas from Central Asia. To help maintain our natural gas sales while production from our mature fields declines and new fields are being developed, we have signed long-term agreements to purchase natural gas from Turkmenistan and Uzbekistan. Purchases from GTK Turkmenneftegaz, the state oil and gas company of Turkmenistan, are expected to be 5-6 bcm in 2004 and may rise to 6-7 bcm in 2005 and up to 10 bcm in 2006. Depending on available transportation capacity, these purchases could reach 60-70 bcm in 2007 and 70-80 bcm annually from 2009 to 2028. Purchases from Uzbekistan totaled 1.3 bcm in 2003, are expected to rise to 7 bcm in 2004 and up to 10 bcm annually from 2005 to 2012.

Further developing transportation infrastructure to meet growing demand for gas and increase our flexibility in delivering gas to export and domestic markets. We expect demand for natural gas in our core export market—Europe—to grow and for our European export obligations to grow accordingly. In order to integrate our production sites into our pipeline network and to continue to meet our contractual export obligations, we are developing new pipelines, such as the Zapolyarnoye-Urengoi pipeline, the northern areas of the Tyumen region-Torzhok (SRTO-Torzhok) pipeline, Pochinki-Izobilnoye-North Stavropolskoye underground gas storage facility pipeline and the Yamal-Europe (Torzhok-Poland) pipeline.

The Zapolyarnoye-Urengoi pipeline will increase the pipeline capacity from the Zapolyarnoye field to our existing pipeline network. The SRTO-Torzhok pipeline will become part of an operating multi-line

gas transportation system and enhance our ability to export natural gas through the Yamal-Europe pipeline and to customers in the northwestern regions of Russia. The natural gas pipeline from Pochinki to Izobilnoye and the North Stavropolskoye underground gas storage facility forms part of the Russia-Turkey natural gas pipeline system, and will enable us to deliver "clean" natural gas from the Nadym-Pur-Taz region through the Blue Stream pipeline. The Yamal-Europe project helps us to meet our contractual obligations to supply natural gas to Europe and to diversify export routes. Connecting the Yamal-Europe pipeline to the existing natural gas transportation network in Germany allows for the full integration of this pipeline into the European gas transportation network.

We have also announced plans to develop the North European pipeline, from northwest Russia (under the Baltic Sea) to the German shore and onwards through The Netherlands to the United Kingdom, with capacity of approximately 20 bcm per year. Market research and planning for this project is currently underway. We are also currently analyzing opportunities in Asian and other markets and the potential desirability of further investments in gas transportation infrastructure, including for liquified natural gas ("LNG"), to meet anticipated demand growth and market opportunities in China, Japan, the United States and elsewhere.

Enhancing our refining capabilities. Our long-term refining strategy is to enhance our competitive position in Russia, the FSU and Europe, in particular through our subsidiary Sibur, one of Russia's leading petrochemicals companies. We plan to modernize our gas processing and refining facilities at Sibur and elsewhere in order to increase our production of refined products overall (and our refining throughput) as well as the depth of our refining, allowing us to produce higher margin products.

Enhancing profitability by capitalizing on the profitable and growing European export markets, while increasing cash generation from domestic and FSU sales. In the first nine months of 2003, net sales of natural gas to Europe represented 29.7% of our total gas sales volumes and 66.2% of our net gas sales revenues. We expect to continue to increase our export sales volumes under our export contracts, thus contributing to our profitability. In addition, we intend to continue our current efforts to improve the profitability of our domestic sales by lobbying the Government for price increases and by improving payment discipline from domestic and FSU customers.

Continuing to develop strategic partnerships, both in Russia and internationally. We have entered into various strategic partnerships, both domestically and abroad, and are continually seeking new opportunities to maximize the value of our assets through these relationships. We have entered into cooperation agreements with Rosneft, including agreements for the development of the significant Shtokmanovskoye and Prirazlomnoye fields and, in conjunction with Surgutneftegaz, for the development of gas and oil fields and an integrated natural gas supply system in eastern Siberia and the Republic of Sakha (Yakutia). We have also entered into a strategic partnership agreement with LUKOIL, which produces natural gas at fields in western Siberia that are located close to our major natural gas fields. The agreement provides, *inter alia*, for cooperation in oil and gas projects in Russia and other countries from 2002 to 2005. Under this agreement, we concluded a framework agreement in March 2003 according to which LUKOIL will sell us gas that it processes at its Nakhodkinskii field, an agreement in June 2003 on the development of hydrocarbon deposits in the Caspian Sea and a further agreement in October 2003 with respect to purchasing gas produced at the Nakhodkinskii field. We have established a joint venture, WINGAS GmbH ("WINGAS"), with BASF AG ("BASF"), that owns pipelines in Germany and allows us to access the German market further downstream than by merely delivering gas at the border. We anticipate entering into strategic agreements with other domestic and international energy companies in the future.

Building our research and development capabilities to ensure low-cost development, production and transportation of our gas to increasingly competitive markets. We continue to invest in research and development in a number of scientific and technical areas. In general, our research and development focuses on expanding our mineral resource base, developing hydrocarbon deposits in new regions (for example, the Ob-Taz Estuary, Arctic offshore fields and the Yamal Peninsula), maintaining the reliability of the UGSS, ensuring production in fields that are being developed, optimizing financial, investment and pricing policies and increasing ecological and industrial safety. We are focusing on several specific projects, including researching how to extract natural gas cost-effectively from the Yamal Peninsula fields and increasing the efficiency of gas transportation via our pipelines. We are also focusing on developing and implementing new technologies by which to deliver our gas, including LNG, which could provide access to U.S. and Asian markets.

Improving corporate governance and protecting shareholders' rights by introducing best-practice management techniques and increased levels of transparency. At our 2002 general meeting of shareholders, we approved a new corporate governance charter outlining procedures for the protection of the rights of our shareholders, including our major shareholder, the Russian Federation, as well as our minority shareholders. In addition, our Board of Directors adopted resolutions on September 27, 2002 whereby all transactions, whether with interested parties or not, involving (i) OAO Gazprom shares, or interests or participations that OAO Gazprom or its subsidiaries hold in other companies, (ii) loans or other borrowings by OAO Gazprom having a value of greater than 0.3% of OAO Gazprom's unconsolidated balance sheet assets determined under Russian accounting principles and (iii) purchases or disposals by OAO Gazprom or its subsidiaries of its assets having a value greater than 0.3% of its unconsolidated balance sheet assets determined under Russian accounting principles require prior approval by our Board of Directors. We are now in the process of adopting similar procedures at our subsidiaries. We have also launched several initiatives to measure more accurately and improve our operating and financial performance, including programs related to optimizing domestic sales (including increasing cash collection), increasing internal controls over budget planning and execution, deployment of investment capital and debt management and increasing control over our subsidiaries. Finally, we intend to continue our efforts with respect to increasing transparency through ongoing publication of interim and year-end IFRS financial information, improved levels of disclosure for public market financings and improved relations with our public shareholders. In general, we seek to instill in our managers a sense of personal responsibility for the success of our business.

History and Privatization

Prior to 1991, the Russian gas industry was regulated by the Ministry of the Gas Industry. State-owned concern "Gazprom," which was formed in 1991, was the successor to the Ministry of the Gas Industry. This state-owned concern formed the basis for our transformation into a joint stock company in accordance with Presidential Decree No. 1333 of November 5, 1992 "On the Transformation of the State Gas Concern Gazprom into Russian Joint Stock Company Gazprom" ("Decree No. 1333") and Resolution of the Council of Ministers of the Government of the Russian Federation No. 138 of February 17, 1993 "On the Establishment of Russian Joint Stock Concern Gazprom" ("Order No. 138"). Decree No. 1333 made us responsible for ensuring the efficient operation and development of the UGSS. Decree No. 1333 and the Presidential Decree of the Russian Federation No. 2116 of December 6, 1993 made us responsible for natural gas exports through Gazexport, our wholly-owned foreign trade subsidiary.

Decree No. 1333 charged us with the following principal tasks:

- ensuring a reliable supply of natural gas to customers in Russia and to foreign customers, and supplying gas abroad under inter-governmental and inter-state agreements;
- conducting a coordinated technical and investment policy for maintaining and further developing the UGSS;
- controlling the operation of the UGSS;
- financing and constructing natural gas pipelines and high pressure outlets to service areas of Russia where natural gas was previously unavailable; and
- providing access for any independent producer of natural gas to the UGSS in proportion to the amount of natural gas produced by such independent producer in Russia, subject to Government regulation of the natural gas price mechanism.

Our functions as owner of the UGSS and providing access to the UGSS are now regulated in accordance with the Federal Law No. 69 FZ dated March 31, 1999 "On Gas Supply in the Russian Federation" (the "Gas Supply Law").

The Council of Ministers of the Russian Federation approved our original Charter in Order No. 138, and we were registered as an open joint stock company on February 25, 1993. In 1993 and 1994 the Government issued us with licenses pursuant to the Subsoil Resources Law of 1992, granting us rights to exploit hydrocarbon reserves.

Decree No. 1333 provided for the transfer to us of 100% of the share capital of enterprises comprising the UGSS, controlling equity stakes (not less than 51%) in a number of other entities that had been reorganized into joint stock companies, the interests of State Gas Concern "Gazprom" in Russian and foreign enterprises, and other assets of State Gas Concern "Gazprom," the privatization of which was not

restricted. Decree No. 1333 also provided for all rights and obligations of State Gas Concern "Gazprom" to inure to our benefit, including its rights to use underground deposits and natural resources, as well as its rights and obligations under contracts. Gas producing enterprises Yakutgazprom and Norilskgazprom, which had been part of State Gas Concern "Gazprom," were reorganized into separate joint stock companies independent from us.

Decree No. 1333, Directive No. 58-rp of the President of the Russian Federation dated January 26, 1993, our privatization plan and certain other legislative acts issued by the President and the Government provided for:

- 15.0% of our shares to be sold by closed subscription to employees and the management of the enterprises comprising the reorganized UGSS;
- 33.9% of our shares to be sold to Russian individuals in return for privatization vouchers (of which 0.87% has not been sold and remains within federal ownership);
- 40.0% of our shares to be fixed for three years in federal ownership;
- 1.1% of our shares to be transferred to joint stock company "Rosgazifikatsiya" (a supplier of natural gas to end consumers); and
- 10.0% of our shares to be purchased by us before June 1, 1993 at nominal value in exchange for privatization vouchers and to be placed in the securities market within one year to finance the development of natural gas fields.

Presidential Decree of the Russian Federation No. 399 of March 20, 1996 extended by a further three years the original period during which 40% of our shares were to be retained in federal ownership. Presidential Decree of the Russian Federation No. 887 of July 25, 1998 reduced the percentage of our shares to be retained in federal ownership to 35%, in anticipation of the sale of 5% of our shares. The Government subsequently sold 2.5% of our shares to Ruhrgas through a privatization auction in December 1998. Although our privatization plan envisaged the sale of the other 2.5% in the second quarter of 1999, these shares were not sold and continue to be owned by the Government.

The Gas Supply Law states that at least 35% of the UGSS owner's shares (i.e., Gazprom) must be retained in federal ownership for an indefinite period of time and may only be disposed of pursuant to federal law. These shares, together with the 0.87% of our shares not placed during the privatization program in 1993 and 1994 and the 2.5% of our shares not sold in the second quarter of 1999, comprise the 38.37% of our shares currently directly held by the state.

Corporate Structure

We operate through a number of direct and indirect wholly- or majority-owned subsidiaries. In addition, we hold direct and indirect equity interests of between 21% and 50% in a number of other entities. All of our active consolidated subsidiaries have been re-registered in the Unified State Register of Legal Persons. Our subsidiaries include natural gas production subsidiaries; natural gas transportation subsidiaries; marketing subsidiaries; and subsidiaries responsible for a number of other activities, including technical supervision of our pipeline systems, oil and gas well drilling, research and development, data processing, banking and procurement.

We do not separately identify segments within our Group as we operate as an integrated business. However, information about our business can be analyzed based on five segments: (i) exploration and production (referred to in the notes to our financial statements as "production"); (ii) transportation; (iii) refining; (iv) marketing (referred to in the notes to our financial statements as "distribution"); and (v) other (which includes banking activities).

Head office. Our head office, located in Moscow, exercises a substantial degree of managerial and financial control over the operations of our subsidiaries. Head office functions include strategy, planning, external financing, financial reporting, allocation of financial resources and supervision of principal areas of operations, such as construction, drilling, production, transportation, some natural gas sales in Russia, and sales in the FSU and equipment procurement.

The dispatch management center, based at our head office, continuously monitors, controls and manages our natural gas transportation system throughout Russia. We also process operational information, including data on produced and transported natural gas volumes, at our head office. Our head office is also responsible for internal financial reporting for the preparation of consolidated accounts and for the monitoring of our cash receipts and cash requirements.

Exploration and Production. We operate our production segment through our production subsidiaries, which develop and operate our natural gas fields and related natural gas processing facilities. Exploration and drilling operations are primarily carried out by our wholly-owned subsidiary, Burgaz, which acts as both a direct service provider and a general contractor. In addition, we participate in a number of exploration and production projects and joint ventures with Russian and foreign partners. See "—Reserves and Production—Projects and Alliances in Reserves and Production."

Transportation. We have a total of 19 wholly-owned natural gas transportation subsidiaries, of which six also produce and/or process natural gas. Our natural gas transportation subsidiaries are responsible for the transportation of natural gas along trunk pipelines and for the delivery of natural gas within their respective regions. As discussed more fully below, beginning in the late 1990s, we began acquiring interests in regional gas distribution companies, which own and operate medium- and low-pressure pipelines that transport gas to end consumers. In addition, we participate in a number of natural gas transportation joint ventures involving foreign partners. See "—Transportation—International Projects and Alliances for Transportation."

Refining. We operate our refining segment principally through our subsidiaries, some of which are also engaged in natural gas production and transportation activities and engage in refining activities principally to remove corrosive substances from the natural gas they produce and to prepare it for transportation, as well as through Sibur. In January 2001 we acquired 50.7% of the voting shares of Sibur, one of Russia's leading petrochemicals companies. In April 2003 we established control over a number of petrochemicals companies, some of which held interests in Sibur, increasing our interest in Sibur to 75.7%. In September 2003 we acquired an additional 2.4% interest in Sibur. See "—Refining—Sibur."

Marketing. We export our products through our wholly-owned trading subsidiary, Gazexport. We sell our products domestically, through our wholly-owned subsidiary Mezhregiongaz and the 43 regional trade houses in Russia that we control (out of a total of 53 regional trade houses). Our customers are large industrial consumers, regional gas distribution companies and household consumers. In addition, we participate in a number of marketing joint ventures involving foreign partners. See "—Marketing—International Projects and Alliances in Marketing."

Other. We are engaged in various non-core activities that support our business. These activities include technical supervision of the pipeline system, construction activities supporting the operation of the UGSS, research and development and non-core production activities such as the production of construction and telecommunications equipment. We also own Gazprombank, Russia's third largest bank as measured by total assets and capital, which meets most of our domestic banking needs (other than borrowings); Gazfund, the largest private pension fund in Russia, which we use to provide pension services to our employees; and Sogaz, an insurance company that provides us with our insurance coverage. We also own various other businesses that are not related to our core operations. These include Gazprom-Media, a holding company that owns various media production and distribution channels, other media companies and various other agricultural, civil, construction, medical care, insurance and telecommunications activities.

Reserves and Production

We are the world's largest producer of natural gas, and of hydrocarbons generally. Our major reserves and production areas are western Siberia, southern Russia, the Volga region and northern European Russia. As of December 31, 2003, we had Russian reserves system ABC1 reserves of 28.0 tcm of natural gas, 1,279.8 million tons (9.4 bbls) of gas condensate and 569.1 million tons (4.2 bbls) of crude oil, for a total of 178,390.2 mmboe.

Based on an evaluation of 19 of our fields (21 deposits) conducted by DeGolyer and MacNaughton under SPE International Standards, we had 16.8 tcm (594.8 tcf) of proved natural gas reserves, 1.9 tcm of probable natural gas reserves and 18.7 tcm of combined proved and probable natural gas reserves as of December 31, 2002. These 21 fields also contained proved reserves of 374.9 million tons (2,748.0 mmbls) of gas condensate and 7.7 million tons (56.2 mmbls) of crude oil and probable reserves of 140.9 million tons (1,032.8 mmbls) of gas condensate and 98.8 million tons (724.1 mmbls) of crude oil as of December 31, 2002. Gas condensate reserve data included in this Offering Circular include other gas liquid reserves. See Appendix A.

The 19 fields (21 deposits) evaluated by DeGolyer and MacNaughton accounted for approximately 89% of our combined ABC1 natural gas reserves, approximately 92% of our combined ABC1 gas condensate reserves and approximately 64% of our combined ABC1 crude oil reserves as of December

31, 2002. We believe that the fields evaluated by DeGolyer and MacNaughton are likely to contain most of our reserves that would be deemed proved or probable upon a full evaluation of our upstream properties according to SPE International Standards.

As of March 31, 2004, our licenses held by OAO Gazprom and our wholly-owned subsidiaries included 36 for exploration and assessment with terms of up to five years (without development rights), 16 combined hydrocarbon exploration, assessment and production licenses with initial terms of 25 years and with remaining terms of mostly between 18 and 23 years, and 74 exploration and production licenses with initial terms of 20 to 25 years and with remaining terms of mostly between 11 and 23 years. We are in material compliance with all of our subsoil licenses.

In 2003, we produced 540.2 bcm (19,078 bcf) of natural gas, 10.2 million tons (74.9 mmbls) of gas condensate and 802,800 tons (5.9 mmbls) of crude oil, for a total of a 3,259.7 mmboe, as compared to 521.9 bcm of natural gas, 9.9 million tons (72.6 mmbls) of gas condensate and 706,400 tons (5.2 mmbls) of crude oil, for a total of 3,149.6 mmboe, in 2002. We plan to achieve annual natural gas production of 560 bcm by 2010, increasing to 580-590 bcm by 2020 and 610-630 bcm by 2030. We have also entered into a number of strategic alliances and joint ventures with major western and Russian oil and gas companies to develop fields in the Barents Sea, the Caspian Sea, western Siberia, China and the Persian Gulf (South Pars).

The following table sets forth certain data for our production segment for the periods indicated:

	For the year ended or as at December 31,		
	2002	2001	2000
Total natural gas production (bcm)	521.9	512.0	523.2
Depreciation (million RR)	28,436	30,023	28,172
Capital Expenditure (million RR)	78,248	70,898	59,453
Total Assets (million RR)	623,155	536,126	536,667

Reserves

We estimate our hydrocarbon reserves in accordance with the Russian reserves system. We have also had the reserves in most of our major fields evaluated since 1997 according to SPE International Standards by DeGolyer and MacNaughton, an independent petroleum engineering consulting firm, and this has yielded estimates of our proved and probable reserves.

The Russian reserves system differs significantly from SPE International Standards, in particular with respect to the manner in which and the extent to which commercial factors are taken into account in calculating reserves, as described more fully below.

Russian Reserves System

The estimation of reserves of natural gas, gas condensate and crude oil can be broken down into two components: (i) geological reserves, or the quantities of natural gas, gas condensate and crude oil contained in the subsoil and (ii) extractable reserves, or the portion of geological reserves whose extraction from the subsoil as of the date the reserves are calculated is economically efficient given market conditions and rational use of modern extraction equipment and technologies and taking into account compliance with the requirements of subsoil and environmental protection.

The Russian reserves system is based solely on an analysis of geological attributes. Explored reserves are represented by categories A, B, and C1; preliminary estimated reserves are represented by category C2; potential resources are represented by category C3; and forecasted resources are represented by the categories D1 and D2. Natural gas reserves in categories A, B and C1 are considered to be fully extractable. For reserves of oil and gas condensate, a predicted coefficient of extraction is calculated based on geological and technical factors. We have included in this Offering Circular only information about our explored reserves, or reserves in categories A, B and C1.

Category A reserves are calculated on the part of a deposit drilled in accordance with an approved development project for the oil or natural gas field. They represent reserves that have been analyzed in sufficient detail to define comprehensively the type, shape and size of the deposit; the level of hydrocarbon saturation; the reservoir type; the nature of changes in the reservoir characteristics; the hydrocarbon saturation of the productive strata of the deposit; the content and characteristics of the hydrocarbons; and the major features of the deposit that determine the conditions of its development (mode of operations, well productivity, strata pressure, natural gas, gas condensate and oil balance, hydro- and piezo-conductivity and other features).

Category B represents the reserves of a deposit (or portion thereof), the oil or gas content of which has been determined on the basis of commercial flows of oil or gas obtained in wells at various hypsometric depths. The type, shape and size of the deposit; the effective oil and gas saturation depth and type of the reservoir; the nature of changes in the reservoir characteristics; the oil and gas saturation of the productive strata of the deposit; the composition and characteristics of oil, gas and gas condensate under in-situ and standard conditions and other parameters; and the major features of the deposit that determine the conditions of its development have been studied in sufficient detail to draw up a project to develop the deposit.

Category B reserves are computed for a deposit (or a portion thereof) that has been drilled in accordance with either a trial industrial development project in the case of a natural gas field or an approved technological development scheme in the case of an oil field.

Category C1 represents the reserves of a deposit (or of a portion thereof) whose oil or gas content has been determined on the basis of commercial flows of oil or gas obtained in wells (with some of the wells having been probed by a formation tester) and positive results of geological and geophysical exploration of non-probed wells.

The type, shape and size of the deposit and the formation structure of the oil- and gas-bearing reservoirs have been determined from the results of drilling exploration and production wells and by those geological and geophysical exploration techniques that have been field-tested for the applicable area. The lithological content, reservoir type and characteristics, oil and gas saturation, oil displacement ratio and effective oil and gas saturation depth of the productive strata have been studied based on drill cores and geophysical well exploration materials. The composition and characteristics of oil, gas and gas condensate under in-situ and standard conditions have been studied on the basis of well testing data. In the case of an oil and gas deposit, the commercial potential of its oil-bearing fringe has been determined. Well productivity, hydro- and piezo-conductivity of the stratum, stratum pressures and oil, gas and gas condensate temperatures and yields have been studied on the basis of well testing and well exploration results. The hydro-geological and geocryological conditions have been determined on the basis of well drilling results and comparisons with neighboring explored fields.

Category C1 reserves are computed on the basis of results of geological exploration work and production drilling and must have been studied in sufficient detail to yield data from which to draw up either a trial industrial development project in the case of a natural gas field or a technological development scheme in the case of an oil field.

For a description of C2, C3, D1 and D2 reserves and resources, see "Overview of the Russian Gas Industry and Its Regulation—Classification of Reserves."

SPE International Standards

While the Russian reserves system focuses on the actual physical presence of hydrocarbons in geological formations, and reserves are estimated based on the probability of such physical presence, SPE International Standards take into account not only the probability that hydrocarbons are physically present in a given geological formation but also the economic viability of recovering the reserves (including such factors as exploration and drilling costs, ongoing production costs, transportation costs, taxes, prevailing prices for the products, and other factors that influence the economic viability of a given deposit).

Under SPE International Standards, reserves are classified as "proved," "probable" and "possible," based on both geological and commercial factors. We have included in this Offering Circular information about our proved and probable reserves based on the evaluations of our fields by DeGolyer and MacNaughton.

Proved reserves include reserves that are confirmed with a high degree of certainty through an analysis of the development history and/or volume method analysis of the relevant geological and engineering data. Proved reserves are those that, based on the available evidence and taking into account technical and economic factors, have a better than 90% chance of being produced.

Probable reserves are those reserves in which hydrocarbons have been located within the geological structure with a lesser degree of certainty because fewer wells have been drilled and/or certain operational tests have not been conducted. Probable reserves are those reserves that, on the available evidence and taking into account technical and economic factors, have a better than 50% chance of being produced.

An evaluation of proved and probable natural gas reserves naturally involves multiple uncertainties. The accuracy of any reserves evaluation depends on the quality of available information and engineering

and geological interpretation. Based on the results of drilling, testing and production after the audit date, reserves may be significantly restated upwards or downwards. Changes in the price of natural gas, gas condensate or oil may also affect our proved and probable reserves estimates, as well as estimates of our future net revenues and net present worth, because the reserves are evaluated, and the future net revenues and net present worth are estimated, based on prices and costs as of the audit date.

Differences between SPE International Standards and SEC Standards

DeGolyer and MacNaughton has conducted evaluations of our fields using SPE International Standards, which differ in certain material respects from SEC Standards. The principal differences include the following:

Certainty of Existence. Under SPE International Standards, reserves in undeveloped drilling sites that are located more than one well location from a commercial producing well may be classified as proved reserves if there is "reasonable certainty" that they exist. Under SEC Standards, it must be "demonstrated with certainty" that reserves exist before they may be classified as proved reserves. In their evaluations of our proved reserves, DeGolyer and MacNaughton has applied the stricter SEC Standards with respect to certainty of existence.

Duration of License. Under SPE International Standards, proved reserves are projected to the economic production life of the evaluated fields. Under SEC Standards, oil and gas deposits may not be classified as proved reserves if they will be recovered after the expiration of a current license period unless the license holder has the right to renew the license and there is a demonstrated history of license renewal. The Subsoil Resources Law provides that a license holder may request an extension of an existing license where extractable reserves remain upon the expiration of the primary term of the license, provided that the license holder is in material compliance with the license. In addition, we prepare and submit for government approval development plans for our fields based on the economic life of the field, even where this life exceeds the primary term of the associated license. We are currently in material compliance with our licenses, and intend to request to extend them to the full economic lives of the associated fields upon the expiration of their primary terms. We have also recently extended the terms of five of our production licenses to the end of the economic lives of the fields. While we believe that our licenses will be extended on our request as they expire, the absence of an absolute legal right to extension and a significant demonstrated history of extension makes it uncertain whether extractable reserves we plan to recover only after the expiration of a current license period may be considered proved reserves under SEC Standards. We understand that the SEC staff has not provided definitive guidance on whether in these circumstances such extractable reserves could be considered proved under SEC Standards.

Accordingly, information relating to our estimated proved natural gas, gas condensate and oil reserves included in this Offering Circular is not necessarily indicative of information that would be reported under SEC Standards. In addition, SEC Standards do not permit the presentation of reserves other than proved reserves.

These differences could potentially cause the amount of estimated proved natural gas, gas condensate and oil reserves reported by us in future periods under SEC Standards to be lower than would otherwise be reported under SPE International Standards. A relative decrease in the amount of estimated proved developed natural gas, gas condensate and oil reserves reported by us could, if material, affect the amount of depreciation and depletion expense, impairment charges or certain other financial information derived from or relating thereto reported by us in our consolidated financial statements in future periods.

Our Reserves

We estimate that we had combined ABC1 reserves of 28.0 tcm of natural gas, 1,279.8 million tons (9.4 bbls) of gas condensate and 569.1 million tons (4.2 bbls) of crude oil, for a total of 178,390.2 mmboe as of December 31, 2003. Our wholly-owned production subsidiaries held mineral resource licenses at December 31, 2003 for 26.0 tcm of combined ABC1 natural gas reserves, while associated companies held licenses for another 4.1 tcm of combined ABC1 natural gas reserves (of which 2.0 tcm was attributable to us in proportion to our actual shareholding). This included 1.1 tcm of natural gas reserves owned by enterprises in which we owned more than 50% (with our proportionate share equaling 0.7 tcm) and 3.0 tcm owned by enterprises in which we own 50% or less (with our proportionate share equaling 1.3 tcm). Our total combined ABC1 natural gas reserves represent approximately 60% of the total combined ABC1 natural gas reserves in Russia. Most of our reserves are concentrated in the very large Yamburgskoye, Bovanenkovskoye, Urengoiskoye, Zapolyarnoye, Astrakhanskoye, Kharasaveiskoye, Medvezhye and Orenburgskoye fields, each with combined ABC1 natural gas reserves of at least 500 bcm. Approximately

half of our combined ABC1 natural gas reserves are in Cenomanian deposits, which are characterized by low bedding depth, high delivery rates of wells and dry natural gas.

The following tables show our total combined ABC1 natural gas, gas condensate and crude oil reserves as of December 31, 2003, 2002, 2001 and 2000.

All reserves amounts in the table below are given in proportion to our actual shareholding in non-wholly-owned subsidiaries, equity basis companies and joint ventures unless otherwise noted.

	As of December 31,			
	2003	2002	2001	2000
Total reserves		Combined ABC1		
Natural Gas (bcm)	28,006	28,159	28,147	28,890
Gas Condensate (million tons)	1,280	1,283	1,291	1,274
(mmbls)	9,381	9,407	9,460	9,335
Crude Oil (million tons)	569	562	571	593
(mmbls)	4,172	4,122	4,184	4,345

The following tables show our combined ABC1 and proved and probable natural gas, gas condensate and crude oil reserves in the areas evaluated by DeGolyer and MacNaughton as of December 31, 2002, 2001 and 2000. As of December 31, 2002, approximately 97% of the proved and probable reserves evaluated in accordance with SPE International Standards were located in western Siberia, and the remaining 3% were located in the Orenburg and Astrakhan Regions.

The correlation between A, B and C1 natural gas reserves and proved and probable natural gas reserves may differ in the fields that have not yet been evaluated by DeGolyer and MacNaughton. Moreover, the correlation may vary at different times for the same fields.

All reserves amounts shown in the table below are given in proportion to our actual shareholding in non-wholly-owned subsidiaries, equity basis companies and joint ventures unless otherwise noted.

	As of December 31,											
	2002				2001				2000			
	Russian Reserves	SPE International Standards			Russian Reserves	SPE International Standards			Russian Reserves	SPE International Standards		
Reserves in our fields evaluated to SPE International Standards[1][2]	Combined ABC1[3][4]	Proved[3][4]	Probable[3][4]	Combined Proved and Probable[3][4]	Combined ABC1	Proved	Probable	Combined Proved and Probable	Combined ABC1	Proved	Probable	Combined Proved and Probable
Natural Gas (tcm)	25.2	16.8	1.9	18.7	23.8	16.2	1.5	17.7	24.3	17.0	1.5	18.5
Gas Condensate (million tons)	1,176.5	374.9	140.9	515.8	902.1	289.2	77.9	367.1	908.0	286.2	77.5	363.7
(mmbls)	8,623.7	2,748.0[5]	1,032.8[5]	3,780.8[5]	6,612.3	2,119.8[5]	571.3[5]	2,691.3[5]	6,655.6	2,097.9[5]	568.2[5]	2,666.1[5]
Crude oil (million tons)	362.2	7.7	98.8	106.5	362.8	8.1	98.8	106.9	363.4	8.6	98.8	107.4
(mmbls)	2,654.9	56.2[5]	724.1[5]	780.3[5]	2,659.3	59.7[5]	724.1[5]	783.7[5]	2,663.7	63.1[5]	724.1[5]	787.2[5]

Notes:

(1) Data presented includes only those elements of the fields included by DeGolyer and MacNaughton in their evaluations of 19 fields (21 deposits), 17 fields (18 deposits) and 17 fields (18 deposits) as of December 31, 2002, 2001 and 2000, respectively.

(2) Data presented here includes 90% of the reserves of the West Tarkosalinsk field. We do not hold a production license for this field; however, we have entered into an agreement with Purneftegazgeologia, the holder of the production license, pursuant to which we receive 90% of the production from the field in exchange for developing it.

(3) Data presented here includes 100% of the reserves of the Gubkinskoye field, though we only hold a 51% proportionate interest through our subsidiary Purgaz. When we estimate our combined ABC1 natural gas reserves, we include only 51% of the reserves of the Gubkinskoye field as our reserves.

(4) Data presented here includes 49% of the reserves of the Yuzhno-Russkoye field. The license for this field is held by Severneftegazprom, in which we held a 49% interest as of December 31, 2002.

(5) Amounts differ from those provided in the DeGolyer and MacNaughton letter attached as Appendix A because in this Offering Circular we use a conversion rate from metric tons to barrels of 1 ton = 7.33 barrels. Amounts in barrels provided in the DeGolyer and MacNaughton letter are calculated based on the specific gravities of each field.

The following table sets out our combined ABC1 and proved and probable natural gas reserves in our major fields as of December 31, 2002, 2001 and 2000. All of our major fields, with the exception of the Shtokmanovskoye field, were included in the fields evaluated by DeGolyer and MacNaughton.

The correlation between A, B and C1 natural gas reserves and proved and probable reserves may differ in the fields that have not yet been evaluated by DeGolyer and MacNaughton. Moreover, the correlation may vary at different times for the same fields.

All reserves shown in the table below and evaluated by DeGolyer and MacNaughton are held by our wholly-owned subsidiaries.

	As of December 31,[1]											
	2002				2001				2000			
	Russian Reserves	SPE International Standards			Russian Reserves	SPE International Standards			Russian Reserves	SPE International Standards		
	Combined ABC1	Proved	Probable	Combined Proved and Probable	Combined ABC1	Proved	Probable	Combined Proved and Probable	Combined ABC1	Proved	Probable	Combined Proved and Probable
Western Siberia (Urals federal district)												
Urengoiskoye[2].	4,942.4	3,216.4	456.0	3,672.4	4,116.5	2,842.7	100.2	2,942.9	4,280	3,268.3	121.5	3,389.7
Yamburgskoye .	4,288.1	2,936.2	305.1	3,241.3	4,184.5	3,084.0	305.0	3,389.0	4,352	3,249.9	305.0	3,554.9
Zapolyarnoye . .	3,425.0	2,778.3	159.6	2,937.9	3,462.7	2,814.7	159.6	2,974.3	3,470	2,822.5	159.6	2,982.0
Medvezhye . . .	506.8	338.0	22.3	360.3	537.6	368.8	22.3	391.2	571	402.2	22.3	424.5
Komsomolskoye.	499.9	449.8	8.0	457.8	531.0	480.9	8.0	488.9	558	488.4	7.7	496.2
Yamal Peninsula (Urals federal district)												
Bovanenkovskoye.	4,186.3	3,270.1	291.4	3,561.5	531.0	3,270.1	291.4	3,561.5	4,186	3,270.1	291.4	3,561.5
Kharasaveiskoye.	1,254.9	1,081.7	302.7	1,384.4	4,186.3	1,081.7	302.7	1,384.0	1,254	1,081.7	302.7	1,384.4
Barents Sea (Northwestern federal district)												
Shtokmanovskoye.	1,572.6[3]	not evaluated	not evaluated	not evaluated	2,536.4[3]	not evaluated	not evaluated	not evaluated	2,536.4[3]	not evaluated	not evaluated	not evaluated
Southern Russia (Southern federal district)												
Astrakhanskoye.	2,531.1	197.9	42.8	240.7	2,542.9	199.2	41.8	241.0	2,554	199.9	40.7	240.5
South Ural Region (Privolzhski federal district)												
Orenburgskoye .	715.1	377.6	17.5	395.1	736.3	398.8	17.5	416.4	759	421.4	17.5	438.9
Total for named fields	23,908.6	14,121.1	1,249.6	15,370.7	21,552.7	14,172.2	1,226.1	15,398.3	24,520.7	15,204.1	1,268.3	16,472.7

Notes:

(1) Data presented includes only those elements of the fields included by DeGolyer & MacNaughton in their evaluations as of December 31, 2002, 2001 and 2000, respectively.

(2) Data presented includes natural gas extractable from the crude oil portion, and as of December 31, 2002, the Achimov deposit of the Urengoiskoye field. The Achimov deposit was not included in the evaluations by DeGolyer and MacNaughton prior to 2002.

(3) As a result of our participation with Rosneft and other parties in a joint activity for the development of the Shtokmanovskoye field, we included in our combined ABC1 reserves 62% of the reserves of this field as of December 31, 2002. We include 100% of the reserves of the Shtokmanovskoye field in our combined ABC1 reserves for the periods ended December 31, 2001 and 2000, respectively. See "—Projects and Alliances in Reserves and Production—Shtokmanovskoye and Prirazlomnoye fields."

The following table sets out our total combined ABC1 natural gas, gas condensate and crude oil reserves as of the dates indicated. All reserves amounts are given in proportion to our actual shareholding in non-wholly-owned subsidiaries, equity basis companies and joint ventures, unless otherwise noted.

	As of December 31,			
	2003(1)	2002(1)	2001(1)	2000(1)
	Combined ABC1	Combined ABC1	Combined ABC1	Combined ABC1
Natural gas				
Aggregate reserves		(bcm)		
Reserves held through wholly-owned subsidiaries	25,978	25,873	26,051	26,563
Reserves held through majority-owned subsidiaries	728	1,919	1,886	1,830
Reserves held through other companies in which Gazprom has an equity stake	1,300	368	211	497
Total for Gazprom(2)	28,006	28,159	28,148	28,890
Reserves by region				
Western Siberia (Urals federal district)	22,824	22,992	22,983	23,576
Northern European Russia (Northwestern federal district)	1,478	1,479	1,496	1,613
Southern Russia (Southern federal district)	2,625	2,639	2,654	2,671
South Ural Region (Privolzhski federal district)	844	913	929	956
Southwestern Siberia (Siberian federal district)	235	136	85	74
Total for Gazprom(2)	28,006	28,159	28,148	28,890
Gas Condensate				
Aggregate reserves				
		(million tons)		
Reserves held through wholly-owned subsidiaries	1,239.9	1,248.3	1,240.2	1,224.5
Reserves held through majority-owned subsidiaries	27.6	33.4	42.7	38.8
Reserves held through other companies in which Gazprom has an equity stake	12.3	1.7	7.2	10.3
Total for Gazprom(2)	1,279.8	1,283.4	1,290.1	1,273.6
		(mmbls)		
Reserves held through wholly- owned subsidiaries	9,088	9,150	9,091	8,976
Reserves held through majority-owned subsidiaries	202	245	313	284
Reserves held through other companies in which Gazprom has an equity stake	90	12	53	75
Total for Gazprom(2)	9,381	9,407	9,456	9,335
Reserves by region				
		(million tons)		
Western Siberia (Urals federal district)	763.4	768.0	770.3	751.0
Northern European Russia (Northwestern federal district)	38.4	38.5	45.3	45.3
Southern Russia (Southern federal district	398.0	401.6	405.4	409.2
South Ural Region (Privolzhski federal district)	59.3	59.6	59.9	60.6
Southwestern Siberia (Siberian federal district)	20.7	15.6	9.7	7.5
Total for Gazprom(2)	1,279.8	1,283.4	1,290.6	1,273.6
		(mmbls)		
Western Siberia (Urals federal district)	5,596	5,629	5,646	5,505
Northern European Russia (Northwestern federal district)	281	282	332	332
Southern Russia (Southern federal district)	2,917	2,944	2,972	2,999
South Ural Region (Privolzhski federal district)	435	437	439	444
Southwestern Siberia (Siberian federal district)	152	114	71	55
Total for Gazprom(2)	9,381	9,407	9,460	9,335

	As of December 31,			
	2003[1]	2002[1]	2001[1]	2000[1]
	Combined ABC1	Combined ABC1	Combined ABC1	Combined ABC1
Crude Oil				
Aggregate reserves				
	(million tons)			
Reserves held through wholly-owned subsidiaries	491.9	481.3	482.8	488.8
Reserves held through majority-owned subsidiaries	17.1	41.4	43.7	83.8
Reserves held through other companies in which Gazprom has an equity stake	60.1	39.6	44.3	20.2
Total for Gazprom[2]	569.1	562.3	570.8	592.8
	(mmbls)			
Reserves held through wholly-owned subsidiaries	3,606	3,528	3,539	3,583
Reserves held through majority-owned subsidiaries	125	303	320	614
Reserves held through other companies in which Gazprom has an equity stake	441	290	325	148
Total for Gazprom[2]	4,172	4,122	4,184	4,345
Reserves by region				
	(million tons)			
Western Siberia (Urals federal district)	466.4	461	473.9	481.5
Northern European Russia (Northwestern federal district)	31.3	31.8	32.1	46.9
Southern Russia (Southern federal district	3.3	3.1	0.7	0.2
South Ural Region (Privolzhski federal district)	59.9	57.8	58.8	58.8
Southwestern Siberia (Siberian federal district)	8.2	8.6	5.3	5.3
Total for Gazprom[2]	569.1	562.3	570.8	592.8
	(mmbls)			
Western Siberia (Urals federal district)	3,419	3,379	3,474	3,529
Northern European Russia (Northwestern federal district)	229	233	235	344
Southern Russia (Southern federal district)	24	23	5	1
South Ural Region (Privolzhski federal district)	439	424	431	431
Southwestern Siberia (Siberian federal district)	60	63	39	39
Total for Gazprom[2]	4,172	4,122	4,184	4,345

Notes:

(1) As a result of our participation with Rosneft and other parties in a joint activity for the development of the Shtokmanovskoye and Prirazlomnoye fields, we included in our combined ABC1 reserves 50% of the reserves of these fields as of December 31, 2003, 62% of the reserves of these fields as of December 31, 2002 and 100% of the reserves of these fields for prior periods. See "—Projects and Alliances in Reserves and Production—Shtokmanovskoye and Prirazlomnoye fields."

(2) Totals may not add due to rounding.

The following table sets out by major field our combined ABC1 natural gas reserves as of December 31, 2003 and 2002. All reserves amounts are given in proportion to our actual shareholding in non-wholly-owned subsidiaries, equity basis companies and joint ventures, unless otherwise noted.

	As of December 31,	
	2003	2002
	Combined ABC1	
Natural Gas Feilds	(bcm)	
Western Siberia (Urals federal district)		
Urengoiskoye	5,372.4	5,514.6
Yamburgskoye	4,134.7	4,288.1
Zapolyarnoye	3,419.7	3,487.0
Medvezhye	549.0	577.3
Komsomolskoye	468.0	499.9
Yamal Peninsula (Urals federal district)		
Bovanenkovskoye	4,374.9	4,374.9
Kharasaveiskoye	1,258.9	1,258.9
Barents Sea (Northwestern federal district)		
Shtokmanovskoye	1,268.2(1)	1,572.6(1)
Southern Russia (Southern federal district)		
Astrakhanskoye	2,519.7	2,531.1
South Ural Region (Privolzhski federal district)		
Orenburgskoye	805.6	825.7
Total for named fields	24,171.1	24,930.1

Notes:

(1) As a result of our participation in a joint activity with Rosneft and other parties for the development of the Shtokmanovskoye field, we included in our combined ABC1 reserves 62% of the reserves of this field as of December 31, 2002 and 50% of the reserves of the Shtokmanovskoye field as of December 31, 2003. See "—Projects and Alliances in Reserves and Production—Shtokmanovskoye and Prirazlomnoye fields."

In the period from December 31, 2002 through December 31, 2003, our combined ABC1 natural gas reserves, excluding the effects of the change in our interest in the Shtokmanovskoye field, increased by approximately 162 bcm.

Licenses

As of March 31, 2004, our principal licenses held by OAO Gazprom and our wholly-owned subsidiaries included:

- 36 exploration and assessment licenses with terms of up to five years (without development rights);
- 16 combined hydrocarbon exploration, assessment and production licenses with initial terms of 25 years, and with remaining terms of mostly between 18 and 23 years; and
- 74 production licenses with initial terms of 20 to 25 years, and with remaining terms of mostly between 11 and 23 years.

We also hold other licenses through our non-wholly-owned subsidiaries.

The following table sets out which of our wholly-owned subsidiaries holds these licenses, and the number and type of licenses each of them held as of March 31, 2004.

	Type of License[1]			
	Exploration and Assessment	Exploration, Assessment and Production	Production	Total
Gazprom	6	2	0	8
Astrakhangazprom	0	1	1	2
Kaspiygazprom	0	7	0	7
Kavkaztransgaz	4	0	13	17
Kubangazprom	0	3	35	38
Nadymgazprom	6	0	6	12
Noyabrskgazdobycha	1	0	4	5
Orenburggazprom	9	1	1	11
Severgazprom	7	0	4	11
Severneftegazprom	0	0	1	1
Surgutgazprom	0	1	1	2
Tyumentransgaz	0	0	3	3
Uraltransgaz	1	0	0	1
Urengoigazprom	2	0	3	5
Yamburggazdobycha	0	1	2	3
Principal Subsoil Users	36	16	74	126

(1) Licenses are categorized by type in accordance with the official indexing established at the time the license is issued. In practice, while a license may be officially indexed as a production license, it may also authorize exploration and assessment activities.

None of the licenses for our major fields expires prior to 2012. Ten production licenses held by Kubangazprom, accounting for combined ABC1 natural gas reserves of approximately 3 bcm, expire between 2005 and 2011. These licenses may be extended upon their scheduled expiration, as described more fully below. We have recently extended the terms of five production licenses held by Kubangazprom to the end of the economic lives of the fields.

In accordance with federal legislation, licenses are issued by the federal subsoil management authority jointly with the authority of the relevant constituent entity of the Russian Federation. Most of our hydrocarbon exploration, assessment and production licenses were granted in 1993 through 1996 in accordance with the Subsoil Resources Law, as well as regulatory acts issued in 1992 that govern the licensing and use of the subsoil. The principal negotiations in obtaining licenses involve the timing for bringing fields on stream. The timing we propose is generally accepted.

The term of a license may be extended at the initiative of the license holder where the license holder complies with the terms of the license and where the development of the field requires completion or liquidation. The licenses impose certain obligations on us to provide employment, develop local infrastructure, pay local and federal taxes and meet certain requirements relating to environmental matters. Licenses may be suspended or revoked if we fail to comply with their terms. See "Overview of the Russian Gas Industry and Its Regulation—Russian Regulation." We believe we are in substantial compliance with the terms of all of our material subsoil licenses (although minor technical breaches may have occurred such as untimely submission of materials for official evaluation and preparation of development documents) and we expect to extend existing licenses at their scheduled expiration. In accordance with current legislation, we plan to request to extend our licenses that currently have a fixed term to the end of the economic life of the field. As of the date of this Offering Circular, there have been no suspensions of production as a result of decisions by the relevant federal and regional authorities. See "Risk Factors—Risks Relating to our Business—Our licenses may be suspended, amended or terminated prior to the end of their terms, and we may not be able to obtain or maintain various permits and authorizations."

Exploration Activities

We are continually engaged in the exploration for new deposits of natural gas. This involves geological and seismic exploration in our existing license areas and fields, as well as exploration work in prospective new fields.

Approximately 75% of the 69 exploration and appraisal wells we completed from 2000 through 2003 have yielded discoveries or positive appraisals confirming our estimates regarding hydrocarbons in place.

In 2003, we completed 20 exploration and appraisal wells, of which 16 yielded discoveries or positive appraisals confirming estimates of hydrocarbons in place. Our current exploration strategy is to focus on the exploration of new fields and natural gas-bearing horizons in close proximity to fields that have already been developed and have processing and transportation infrastructure. We believe that this strategy will allow us to maximize the percentage of successful drilling at as low a cost as possible and to minimize the investment required for processing and implementation.

In 2003 we opened three new fields in western Siberia and the Krasnodar region. We have estimated the total hydrocarbon reserves of two of these fields to be 4.9 mtoe, and we are currently estimating the reserves of the third field. We are currently conducting exploration activities in eastern Siberia, the republics of Bashkortostan, Dagestan and Komi, and Astrakhan, Orenburg, and Stavropol regions. The Government is also currently considering a development and exploration program for eastern Siberia in which we would be responsible for coordinating the development of natural gas fields and transportation infrastructure in the region.

Our total expenditures on exploration activities in 2003 were RR7.8 billion, and we plan to invest RR12.7 billion roubles in exploration activities in 2004. The intensification of our exploration activities is intended to enable us to increase our reserves base in our principal gas producing regions and aid in the formation of a unified system of gas production, transport and gas supply in eastern Siberia and the Far East. Our exploration activities will be concentrated in the Nadym-Pur-Taz region (including the Obsk waters and Tazovskaya Bay), on the Yamal peninsula, in the Barents and Karsk Seas, in Krasnoyarsk Krai, the Republic of Sakha (Yakutia), Irkutsk Oblast and other regions following receipt of licenses for the development of fields.

The following table sets out data by geographic region on the exploration wells we completed in the periods indicated:

	For the year ended December 31,			
	2003	2002	2001	2000
Western Siberia (Urals federal district)				
Successful	10	17	2	6
Dry	1	1	1	3
Total	11	18	3	9
Northern European Russia (Northwestern federal district)				
Successful	1	0	2	1
Dry	1	0	0	0
Total	2	0	2	1
Southern Russia (Southern federal district)				
Successful	5	0	3	1
Dry	2	0	2	2
Total	7	0	5	3
South Ural region (Privolzhski federal district)				
Successful	0	3	0	2
Dry	0	1	1	1
Total	0	4	1	3
Total				
Successful	16	20	7	10
Dry	4	2	4	6
Total	20	22	11	16

Production Activities

We produce natural gas, gas condensate and crude oil from fields located in various regions of the Russian Federation.

Natural Gas. In 2003, we produced 540.2 bcm of natural gas (521.9 bcm in 2002) and accounted for approximately 87.1% of the natural gas produced in Russia by volume. In the nine months ended September 30, 2003 we produced 395.7 bcm of natural gas (380.2 bcm in the nine months ended September 30, 2002). Our production of natural gas in 2002 represented the first annual increase in our production since 1999. We plan to achieve and maintain annual production of 560 bcm by 2010, increasing to 580-590 bcm by 2020 and 610-630 bcm by 2030.

Gas Condensate. We produced 10.2 million tons (74.9 mmbls) of gas condensate in 2003 (9.9 million tons (72.6 mmbls) in 2002). In the nine months ended September 30, 2003 we produced approximately 7.5 million tons (55.2 mmbls) of gas condensate (7.3 million tons (53.3 mmbls) in the nine months ended September 30, 2002). In recent years we have commissioned new gas condensate fields, including new areas at the Yamburgskoye field and we intend to continue to increase our gas condensate production, particularly in the Yamburgskoye and Astrakhanskoye fields. We also brought the Yen-Yakhinskoye field on stream during 2003.

Crude oil. In 2003, we produced approximately 802,800 tons (5.9 mmbls) of crude oil (706,400 tons (5.2 mmbls) in 2002). In the nine months ended September 30, 2003 we produced approximately 595,200 tons (4.4 mmbls) of crude oil (527,100 tons (3.9 mmbls) in the nine months ended September 30, 2002).

Our main production regions are as follows:

Western Siberia region (Urals federal district). This is our main natural gas production region and is characterized by severe weather conditions. There are 12 active natural gas, gas condensate and crude oil fields in the Nadym-Pur-Taz region of western Siberia. Our wholly-owned production subsidiaries Nadymgazprom, Urengoigazprom, Yamburggazdobycha and Noyabrskgazdobycha operate in this region, as does Purgaz, of which we own 51% and have a proportionate share in its output. These companies together accounted for 92.6% of our natural gas, 51.0% of our gas condensate and 62.2% of our crude oil production in 2003, and 92.5% of our natural gas, 51.4% of our gas condensate and 72.1% of our crude oil production in 2002. Four of our leading fields, Medvezhye, Urengoiskoye, Yamburgskoye and Zapolyarnoye, are located in this region.

Northern European Russia (Northwestern federal district). This region is characterized by severe weather conditions and has four active gas condensate fields which accounted for 0.5% of our natural gas and 3.3% of our gas condensate production in 2003, and 0.6% of our natural gas and 3.8% of our gas condensate production in 2002. The operating production company for this region is Severgazprom.

Southern Russia (Southern federal district). This area is comprised of two regions, Astrakhan Oblast and the northern Caucasus. The Astrakhan region contains one active gas condensate field, Astrakhanskoye, which accounted for 2.1% of our natural gas and 38.4% of our gas condensate production in 2002, and 2.1% of our natural gas and 39.0% of our gas condensate production in 2003. The operating company for this field is Astrakhangazprom. These 57 fields in the northern Caucasus region accounted for 0.4% of our natural gas and 0.5% of our gas condensate production in 2003, and 0.4% of our natural gas and 1.3% of our gas condensate production in 2002. This production is carried out by Kubangazprom and Kavkaztransgaz.

South Ural region (Privolzhski federal district). There is one active oil and gas condensate field, Orenburgskoye, in the South Ural region which accounted for 3.7% of our natural gas, 2.7% of our gas condensate and 23.9% of our crude oil production in 2003, and 4.1% of our natural gas, 3.2% of our gas condensate and 27.2% of our crude oil production in 2002. The operating company for this field is Orenburggazprom, which produces, processes and transports natural gas.

Southwestern Siberia (Siberian federal district). Our subsidiary Vostokgazprom, of which we own 83.8% and have a 100% share in its production, produces natural gas from two gas fields in this area. In 2003, this area accounted for 0.7% of our natural gas, 3.6% of our gas condensate and 0.8% of our crude oil production, and in 2002 it accounted for 0.3% of our natural gas, 1.9% of our gas condensate and 0.8% of our crude oil production, including our share of production by Vostokgazprom starting from the second quarter of 2002.

The following table sets out certain production data by region for our wholly-owned and certain other subsidiaries for the periods indicated. Most of our production activities are conducted through wholly-owned subsidiaries.

	For the nine months ended September 30,				For the year ended December 31,							
	2003[2]		2002[2]		2003[2]		2002[2]		2001		2000	
	Volume	Percentage of overall production	Volume	Percentage of overall production	Volume	Percentage of overall production	Volume	Percentage of overall production	Volume	Percentage of overall Production	Volume	Percentage of overall production
Western Siberia[1]												
(Urals federal district)												
Natural Gas (bcm)	365.8	92.4	351.6	92.5	500.1	92.6	482.8	92.5	473.5	92.5	484.0	92.5
Gas Condensate (thousand tons)	3,816.3		3,765.1		5,207.6		5,090.5		4,971.0		5,036.0	
(mmbls)	28.0	50.7	27.6	51.8	38.2	51.0	37.3	51.4	36.4	52.4	36.9	54.2
Crude oil (thousand tons)	374.4		382.7		499.0		509.0		508.3		512.0	
(mmbls)	2.7	62.9	2.8	73.7	3.7	62.2	3.7	72.1	3.7	72.2	3.8	70.9
Combined (mmboe)	2,183.7	91.4	2,099.9	91.5	2,985.3	91.6	2,882.7	91.5	2,827.1	91.5	2,889.4	91.7
Northern European Russia												
(Northwestern federal district)												
Natural Gas (bcm)	2.2	0.6	2.2	0.6	2.9	0.5	2.9	0.6	3.2	0.6	3.3	0.6
Gas Condensate (thousand tons)	244.9		281.4		339.0		374.6		381.0		375.0	
(mmbls)	1.8	3.3	2.1	5.1	2.5	3.3	2.7	3.8	2.8	4.0	2.7	4.0
Combined (mmboe)	14.7	0.6	15.0	0.7	19.6	0.6	19.8	0.6	21.6	0.7	22.2	0.7
Southern Russia (Southern federal district)												
Natural Gas (bcm)	9.9	2.5	9.5	2.5	13.3	2.5	12.9	2.5	12.5	2.4	11.7	2.2
Gas Condensate (thousand tons)	2,993.4		2,897.2		4,032.7		3,934.4		3,770.0		3,507.0	
(mmbls)	21.9	39.8	21.2	40.2	29.6	39.5	28.8	39.7	27.6	39.7	25.7	37.7
Crude oil (thousand tons)	71.7		trace		105.8		trace		3.5		1.5	
(mmbls)	0.5	12.0	trace	0	0.8	13.2	trace	0	trace	0.5	trace	0.2
Combined (mmboe)	80.7	3.4	77.1	3.4	108.6	3.3	104.8	3.3	101.2	3.3	94.6	3.0
South Ural region (Privolzhski federal district)												
Natural Gas (bcm)	15.1	3.8	16.0	4.2	20.1	3.7	21.5	4.1	22.8	4.5	24.1	4.6
Gas Condensate (thousand tons)	206.0		239.0		276.0		319.5		358.0		376.0	
(mmbls)	1.5	2.7	1.8	3.4	2.0	2.7	2.3	3.2	2.6	3.8	2.8	4.0
Crude oil (thousand tons)	144.2		141.8		191.6		192.1		192.6		205.5	
(mmbls)	1.1	1.1	1.0	26.3	1.4	23.9	1.4	27.2	1.4	27.3	1.5	28.6
Combined (mmboe)	91.4	3.8	97.0	4.3	121.7	3.7	130.3	4.1	138.2	4.5	146.1	4.6
Southwestern Siberia (Siberian federal district)[3]												
Natural Gas (bcm)	2.7	0.7	0.9	0.2	3.7	0.7	1.8	0.3	-	-	-	-
Gas Condensate (thousand tons)	269.6		83.8		363.9		184.0		-	-	-	-
(mmbls)	2.0	3.6	1.6	1.1	2.7	3.6	1.3	1.9	-	-	-	-
Crude oil (thousand tons)	4.9		2.6		6.4		5.3					
(mmbls)	trace	0.8	trace	0.5	trace	0.8	trace	0.8	-	-	-	-
Combined (mmboe)	17.9	0.7	5.9	0.3	24.5	0.8	12.0	0.4	-	-	-	-
Total[4]												
Natural Gas (bcm)	395.7	100	380.2	100	540.2	100	521.9	100	512.0	100	523.2	100
Gas Condensate (thousand tons)	7,530.2		7,266.5		10,219.2		9,903.0		9,480.0		9,294.0	
(mmbls)	55.2	100	53.3	100	74.9	100	72.6	100	69.5	100	68.1	100
Crude oil (thousand tons)	595.2		527.1		802.8		706.4		704.4		721.7	
(mmbls)	4.4	100	3.9	100	5.9	100	5.2	100	5.2	100	5.3	100
Combined (mmboe)	2,388.6	100	2,294.9	100	3,259.7	100	3,149.6	100	3,088.1	100	3,152.8	100

Notes:

(1) Includes 90% of the production at the West Tarkosalinsk field. We do not hold a production license for this field, but we have entered into an agreement with Purneftegazgeologia, the holder of the production license, pursuant to which we receive 90% of the production from the field in exchange for developing it.

(2) Includes our 51% share in natural gas produced at the Gubkinskoye field subsequent to the consolidation of Purgaz into our consolidated financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Acquisitions and Dispositions."

(3) Constitutes 100% of the output of Vostokgazprom. We are entitled to 100% of the output of Vostokgazprom, though we hold only an 83.8% interest. Vostokgazprom commenced production in the second quarter of 2002.

(4) Totals may not add due to rounding.

Major Producing Fields

The following tables set out certain production and other information for our major producing fields in the periods indicated. The fields accounted for 84.4%, 85.6%, 87.2%, 88.1% and 88.2% of our total natural gas production in the nine months ended September 30, 2003 and 2002 and the years ended December 31, 2002, 2001 and 2000, respectively. The production licenses for these fields are held by wholly-owned subsidiaries.

	Startup year	License expiry year	Peak production year	Peak annual production (bcm of natural gas)
Western Siberia (Urals federal district)				
Urengoiskoye	1977	2013	1987	304.5
Yamburgskoye	1985	2018	1994	179
Medvezhye	1971	2018	1983	75
Zapolyarnoye	2001	2018	2006[(1)]	100[(1)]
Komsomolskoye	1993	2012	2003	32[(1)]
Southern Russia (Southern federal district)				
Astrakhanskoye	1987	2019	2005[(1)]	12[(1)]
South Ural region (Privolzhski federal district)				
Orenburgskoye	1970	2018	1985	49.4

Note:

(1) Estimated.

	Production									
	For the nine months ended September 30,									
	2003					2002				
		Gas Condensate		Crude oil			Gas Condensate		Crude oil	
	Natural gas (bcm)	(thousand tons)	(mmbls)	(thousand tons)	(mmbls)	Natural gas (bcm)	(thousand tons)	(mmbls)	(thousand tons)	(mmbls)
Western Siberia (Urals federal district)										
Urengoiskoye	112.5	2,729.9	20.0	374.4	2.7	122.9	2,657.3	19.5	382.7	2.8
Yamburgskoye	106.4	1,086.4	7.8	0	0	107.9	1,107.8	8.1	0	0
Zapolyarnoye	48.2	0	0	0	0	24.7	0	0	0	0
Medvezhye	20.8	0	0	0	0	22.9	0	0	0	0
Komsomolskoye	22.7	0	0	0	0	23.1	0	0	0	0
Southern Russia (Southern federal district)										
Astrakhanskoye	8.4	2,954.7	21.7	0	0	8.0	2,802.2	20.5	0	0
South Ural region (Privolzhski federal district)										
Orenburgskoye	15.1	206	1.5	144.2	1.1	16.0	239	1.8	141.8	1.0
Total for named fields[(1)]	334.1	6,977.0	51.1	518.6	3.8	325.5	6,806.3	49.9	524.5	3.8

	For the year ended December 31,									
	2003					2002				
	Natural gas	Gas Condensate		Crude oil		Natural gas	Gas Condensate		Crude oil	
	(bcm)	(thousand tons)	(mmbls)	(thousand tons)	(mmbls)	(bcm)	(thousand tons)	(mmbls)	(thousand tons)	(mmbls)
Western Siberia (Urals federal district)										
Urengoiskoye	152.4	3,701.8	27.1	499	3.7	166.9	3,593.8	26.3	509	3.7
Yamburgskoye	153.4	1,505.8	11.0	0	0	157.1	1,496.7	11.0	0	0
Zapolyarnoye	67.5	0	0	0	0	36.8	0	0	0	0
Medvezhye	28.3	0	0	0	0	30.9	0	0	0	0
Komsomolskoye	31.9	0	0	0	0	31.1	0	0	0	0
Southern Russia (Southern federal district)										
Astrakhanskoye	11.4	3,983	29.2	0	0	10.9	3,801	27.9	0	0
South Ural region (Privolzhski federal district)										
Orenburgskoye	20.1	276	2.0	191.6	1.4	21.5	319.5	2.3	192.1	1.4
Total for named fields(1)	465	9,466.6	69.4	690.6	5.1	455.2	9,211	67.5	701.1	5.1

	For the year ended December 31,									
	2001					2000				
	Natural gas	Gas Condensate		Crude oil		Natural gas	Gas Condensate		Crude oil	
	(bcm)	(thousand tons)	(mmbls)	(thousand tons)	(mmbls)	(bcm)	(thousand tons)	(mmbls)	(thousand tons)	(mmbls)
Western Siberia (Urals federal district)										
Urengoiskoye	180.4	3,635.6	26.6	508.3	3.7	193.3	3,516.5	25.8	512	3.8
Yamburgskoye	166.0	1,335.7	9.8	0	0	168	1,519.3	11.1	0	0
Zapolyarnoye	7.1	0	0	0	0	0	0	0	0	0
Medvezhye	33.4	0	0	0	0	35.8	0	0	0	0
Komsomolskoye	31.0	0	0	0	0	30.5	0	0	0	0
Southern Russia (Southern federal district)										
Astrakhanskoye	10.5	3,670.5	26.9	0	0	9.8	3,413.4	25.0	0	0
South Ural region (Privolzhski federal district)										
Orenburgskoye	22.8	358.4	2.6	192.6	1.4	24.1	376.9	2.8	205.5	1.5
Total for named fields(1)	451.2	9,000.2	66.0	700.9	5.1	461.5	8,826.1	64.7	717.5	5.3

Note:

(1) Totals may not add due to rounding.

Production Costs

Our production costs largely reflect the geological composition of the hydrocarbon deposit under production as well as the cost of operating and maintaining the supporting infrastructure in the surrounding region.

Current production costs at three of our leading fields, Medvezhye, Urengoiskoye and Yamburgskoye, will likely increase because we will be required to use more expensive extraction techniques to compensate for declining pressure in the deposits and to extract natural gas from deeper, more geologically complex deposits. Production costs at our fields in the Yamal Peninsula are also expected to be high. Our strategy is to mitigate these higher costs of production through the development and use of new technologies and through the low costs of production at our Zapolyarnoye field due to the geological structure of its deposit and the proximity of the field to existing supporting infrastructure.

Development Activities

We are engaged in developing new fields for commercial production and aim to achieve annual natural gas production of 560 bcm by 2010, increasing to 580-590 bcm by 2020 and 610-630 bcm by 2030. The development of our fields involves drilling and completing production wells, installing units for

processing of natural gas for transportation and installing booster compressor stations to compensate for the loss of pressure in our fields with declining production.

The following table sets out data by region on the development wells we drilled in the period from 2000 to 2002 and for the nine months ended September 30, 2003 and 2002, respectively:

	For the year ended December 31,			
	2003	2002	2001	2000
Western Siberia (Urals federal district)	245	176	117	39
Northern European Russia (Northwestern federal district)	0	0	0	0
Southern Russia (Southern federal district)	15	6	6	1
South Ural region (Privolzhski federal district)	5	5	5	0
Eastern Siberia (Siberian federal district)	7	0	—	—
Total	272	187	128	40

There is typically a lag time of several years between discovery and development of a field. Our strategy is to develop fields only when required to meet our production plans.

The Urengoiskoye, Yamburgskoye and Medvezhye fields in the Nadym-Pur-Taz region of western Siberia have historically accounted for the bulk of our production. Production from these three leading fields has been declining in recent years and will continue to decline significantly in the years ahead as we deplete the natural gas deposits in these fields. See "Risk Factors—Risks Relating to our Business—If we fail to develop our undeveloped fields, our production levels will decline materially" and "—Production Activities." To achieve and maintain our targeted production levels, we plan to bring our Zapolyarnoye field to its targeted production level of 100 bcm per year, to finalize the completion of the Etypurovskoye field and the Kharvutinskoye and Aneryakhinskoye areas of the Yamburgskoye field and to commence development of the Pestsovoye field no later than 2008. After 2008, we plan to maintain our production level by bringing on stream the Valanginian layer of the Zapolyarnoye field, the Yuzhno-Russkoye field and the Bovanenkovskoye or Kharasaveiskoye fields of the Yamal peninsula.

We expect our gas condensate and crude oil production to increase as we increase natural gas production from the lower layers of our fields, which generally have higher proportions of gas condensate and crude oil.

We are currently engaged in significant development projects including:

Zapolyarnoye field. This field is located adjacent to our main producing fields in the Nadym-Pur-Taz region and we are currently developing its Cenomanian layer, which is characterized by low bedding depth, high delivery rates of wells and dry natural gas. The field commenced commercial production in the third quarter of 2001. We commissioned the third gas treatment plant at the field in December 2003, and plan to bring it to its design capacity of 32.5 bcm annually by late 2004. Annual production from the field is expected to reach its maximum of 100 bcm annually starting in 2005. We plan to invest a further RR18.0 billion in developing the Zapolyarnoye field in 2004 and 2005. Development of the Zapolyarnoye field will partially compensate for the declining production in our mature fields and the overall decrease in our natural gas production in western Siberia.

Yubileinoye field. This field has been under development since 1993. In 2003, production from the field was 19.5 bcm, as compared to 17.6 bcm in 2002. We expect the field to achieve its full production capacity of 20 bcm annually starting in 2004. We plan additional investments in the development of the field to be RR0.4 billion.

Kharvutinskoye area of the Yamburgskoye gas condensate field. This area is located in the Nadym-Pur-Taz region. It was brought on stream in 1996 and produced 7.9 bcm of natural gas in 2003, as compared to 8.6 bcm in 2002. We have made it a high priority to increase gas production in this area to 29 bcm by 2009, and have planned for capital investments of RR25.2 billion from 2004 through 2007 for this project.

Pestsovoye field. The Pestsovoye field is located in western Siberia. We plan to bring it on stream in 2004, and it is expected to reach its planned annual production capacity of 27.5 bcm of natural gas per year in 2007. We plan to invest RR21.0 billion from 2004 through 2007 in developing this field.

Aneryakhinskoye area of the Yamburgskoye field. This field is located in western Siberia. We anticipate bringing it on stream in 2004, and it is expected to reach its planned production capacity of 10 bcm of natural gas per year by 2008. We plan to invest RR17.5 billion from 2004 through 2008 in developing this field.

Yen-Yakhinskoye field. This field is located in western Siberia. The field was brought on stream in December 2003, and its total production in 2003 was 0.02 bcm of natural gas. We anticipate that this field will produce 5 bcm of natural gas annually from 2007. We plan further investment in developing the field of RR8.8 billion from 2004 through 2007.

Vyngayakhinskoye and Etypurovskoye fields. These fields are located in western Siberia. The Vyngayakhinskoye field came on stream in 2003, producing 0.8 bcm of natural gas, and we estimate that it will produce 5 bcm of natural gas per year starting in 2004. The Etypurovskoye field will be brought on stream in 2004, and we anticipate that it will produce 15 bcm of natural gas annually by 2006. We plan capital investment of RR6.6 billion in developing these two fields from 2004 through 2006.

Regional Development Priorities

We are also currently engaged in planning for future development in various regions of Russia, both on our own and in conjunction with other parties. We expect that these projects will enable us to sustain and increase our production in order to meet our annual production targets.

We are currently focusing our activities in the following regions:

Yamal Peninsula. The Yamal Peninsula is located to the north of, and is characterized by harsher climatic conditions than, the Nadym-Pur-Taz region. At the end of 2002, the 11 natural gas and 15 crude oil and gas condensate fields in the Yamal Peninsula region had combined ABC1 reserves of 10.4 tcm of natural gas, 228.3 million tons of gas condensate and 291.8 million tons of crude oil, of which 5.8 tcm of natural gas and 100 million tons of gas condensate are in the region's largest fields, the Bovanenkovskoye and Kharasaveiskoye gas condensate fields and the Novoportovskoye oil field. We hold production licenses for the Bovanenkovskoye and Kharasaveiskoye gas condensate fields and the Novoportovskoye oil field. The natural gas production potential of the Yamal Peninsula's fields is estimated at 250 bcm per year for natural gas and a total of 10 to 12 million tons of liquid hydrocarbons. We anticipate that the production of natural gas from these fields will help us to reach our long-term production targets starting from 2010. On the order of the President and Prime Minister of the Russian Federation, in conjunction with the Yamal-Nenets regional administration we developed a "Program for Comprehensive Commercial Development of Hydrocarbon Deposits on the Yamal Peninsula and under its Adjacent Waters" and submitted the plan to the Ministry of Energy of the Russian Federation and other Russian government agencies in April 2002. This plan sets forth a state policy for investment, construction, taxation and legal support for the development of the resources in the Yamal Peninsula, and the parameters for its implementation of this program are currently being finalized with the Ministry of Industry and Energy.

We are currently focusing our work in the Yamal Peninsula on development of the Bovanenkovskoye field. We are preparing a feasibility study to invest in the completion of the Bovanenkovskoye field and in natural gas transportation infrastructure. Based on the results of that study, we will determine the sequence of commissioning of new facilities and the dynamics of natural gas production at the field; assess the principal transport routes and plans for the construction of trunk gas pipelines given natural gas production in the Nadym-Pur-Taz region by us and by independent producers; analyze existing infrastructure; and develop our investment priorities and plans to provide for development of both the Bovanenkovskoye field as well as subsequent development of the Kharasaveiskoye field. We plan to revise the "Program for Comprehensive Commercial Development of Hydrocarbon Deposits on the Yamal Peninsula and under its Adjacent Waters" in 2005 to take account of these plans.

Eastern Siberia and the Far East. Eastern Siberia and the Far East contain significant unexploited natural gas reserves, estimated at up to 6.6 tcm. The most significant reserves are in the Kovykta and Chyandinskoye fields, with estimated reserves of 2 tcm and 1.24 tcm, respectively. Other significant fields in the region include the Yurubcheno-Tokhomskoye and Sobinsko-Paiginskoye fields, the Sakhalin-I and Sakhalin-II projects and parts of the Sakhalin shelf fields. In this region, we currently hold a license for the Sobinski area of the Sobinsko-Paiginskoye field.

On July 16, 2002, the Government issued Decision No. 975-r appointing us to coordinate the implementation of a program for creating in eastern Siberia and the Far East a unified natural gas production, transportation and supply system taking into account eventual gas exports to China and other Asian-Pacific countries. On March 13, 2003, the Government issued a decision outlining the general principles for this program, and we are currently engaged in developing plans for the implementation of this program. In accordance with this program our subsidiary Krasnoyarskgazprom has received a license to develop the Sobinski area of the Sobinsko-Paiginskoye field, and is currently conducting geological exploration activities. In November 2003, our Board of Directors resolved that our future plans for the

development of reserves in the region should focus on participating in tenders and auctions for the exploration and development of hydrocarbon resources in Irkutsk Oblast, Khabarovsk Krai, Krasnoyarsk Krai, the Republic of Sakha (Yakutia) and Sakhalin Oblast, collaborating with other participants in the gas market in the region and developing a gas supply network for end users of natural gas. We have also formed a consortium with Rosneft and Surgutneftegaz to develop projects in this region. See "—Projects and Alliances in Reserves and Production—Rosneft and Surgutneftegaz."

Shtokmanovskoye and Prirazlomnoye fields. The Shtokmanovskoye field is an off-shore natural gas field located in the Barents Sea northwest of the Yamal Peninsula, and the Prirazlomnoye field is an offshore oil field in the Pechora Sea.

We are developing these fields in a joint activity with Rosneft, Rosshelf (our subsidiary) and Sevmorneftegaz, a joint venture in which Rosshelf and Rosneft-Purneftegaz, a subsidiary of Rosneft, each have a 50% stake. Sevmorneftegaz holds a production license for the Prirazlomnoye and Shtokmanovskoye fields. Our current beneficial interest in this joint activity is 50%, and we and Rosneft have equal obligations for financing the projects conducted by this joint activity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Acquisition and Dispositions." The Shtokmanovskoye field is being developed within the framework of a development plan that calls for a planned eventual annual production of 70 bcm of natural gas. We estimate that this development project will require investments of U.S.$11.0 billion. The terms of the license require that development of the field begin by 2010. We are considering the possibility of producing LNG as part of the first phase of development of the Shtokmanovskoye field, and are currently conducting discussions on cooperation with various international companies in the production of LNG.

Plans for the development of the Prirazlomnoye field contemplate maximum annual production of 6.58 million tons (48.2 mmbls) of crude oil with total investment of more than U.S.$1 billion through 2012 in order to bring the field to its full production capacity. It is planned to complete construction of an offshore oil platform in 2005, with the first production to begin by the end of 2005.

Projects and Alliances in Reserves and Production

Rosneft and Surgutneftegaz. We concluded an agreement with Rosneft and Surgutneftegaz in December 2003 to cooperate in the development of natural gas and crude oil fields and to develop an integrated natural gas supply system in eastern Siberia and the Republic of Sakha (Yakutia), and we are currently establishing working groups with respect to specific projects to be undertaken in the context of this agreement. The projects undertaken by the members of the consortium, each of which will be organized on an individual basis under the consortium's unified management committee, are also to be coordinated with regional social and economic development programs in eastern Siberia and the Republic of Sakha (Yakutia). Development projects will be conducted in conjunction with the regional administrations and the joint social-economic development program of Eastern Siberia and the Republic of Sakha (Yakutia) for oil and gas fields.

Rosneft. We entered into a framework agreement with Rosneft in October 2001 to create a joint venture company for the development of the Kharampurskoye, Vyngayakhinskoye, Etypurovskoye, Prirazlomnoye and Shtokmanovskoye fields, and work is currently being conducted in accordance with the terms of this agreement. See "—Regional Development Priorities—Shtokmanovskoye and Prirazlomnoye fields." We and Rosneft have equal responsibility for financing projects conducted by this joint activity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Acquisitions and Dispositions."

LUKOIL. In November 2002, we entered into a strategic partnership agreement with LUKOIL, which produces natural gas at fields in western Siberia that are located close to our major natural gas fields. The agreement provides, *inter alia*, for cooperation in oil and gas projects in Russia and other countries from 2002 to 2005. Under this agreement, we concluded a framework agreement in March 2003, according to which LUKOIL will sell us gas it processes at its Nakhodkinskii gas field and a further agreement with respect to our purchasing gas produced at the Nakhodkinskii gas field in October 2003. Starting from the fourth quarter of 2005, our purchases will total approximately 8 bcm in 2006. LUKOIL is constructing a connecting gas pipeline from the Nakhodkinskii field to the Yamburg compressor station, from where we will transport the gas to the final customers. The agreement also provides a formula for the prices that we are to pay for our purchases of gas from the Nakhodkinskii field, with a minimum of US$22.50 per mcm of gas exclusive of VAT.

In June 2003 we concluded a founding agreement on the organization of OOO TsentrCaspNeftegaz ("TsentrCaspNeftegaz"), a joint venture in which we and LUKOIL each hold a 50% stake. The joint

venture has been established under the parameters of a protocol to the treaty between Russia and Kazakhstan on the demarcation of the seabed in the northern part of the Caspian Sea. TsentrCaspNeftegaz will be authorized to act on behalf of the Russian Federation for the development of the Central geological structure in the Caspian Sea together with ZAO NK KazMunaiGaz on behalf of Kazakhstan in a joint venture in which each of the participants will hold a 50% stake. The Central geological structure is located within the Russian sector of the Caspian Sea, 150 kilometers to the east of Makhachkala. According to estimates by LUKOIL, this structure contains 521.1 million tons (3,819.7 mmbls) of extractable oil reserves and 91.7 bcm of oil gas. TsentrCaspNeftegaz and KazMunaiGaz are currently holding discussions on an agreement for the joint development of the Central geological structure.

Central Asia. As part of our strategy to maintain our natural gas sales while production from our mature fields declines, we have signed agreements to purchase natural gas from Uzbekistan and Turkmenistan. In December 2002 we signed an agreement with NKKh Uzbekneftegaz that provides for cooperation in purchasing natural gas in Uzbekistan, producing gas in Uzbekistan under the terms of a production sharing agreement, conducting diagnostic assessments of trunk pipelines, and modernizing gas transport capacity. In 2003, we concluded an agreement to purchase natural gas from Uzbekistan between 2003 and 2012, and we started purchases from Uzbekistan in May 2003. Purchases from Uzbekistan totaled 1.3 bcm in 2003, are expected to rise to 7 bcm in 2004 and up to 10 bcm annually from 2005 to 2012. Together with NKKh Uzbekneftegaz and the government of the Republic of Uzbekistan, we are also currently conducting feasibility studies for the development of hydrocarbon fields in the Ustyurt region of Uzbekistan, and in April 2004 we signed an agreement with NKKh Uzbekneftegaz for the development of the Shakhpathy field in Uzbekistan on the basis of a production sharing agreement.

In April 2003, the Presidents of Russia and Turkmenistan concluded an agreement on cooperation in the gas sector for 25 years, which came into force from January 1, 2004. Pursuant to this agreement we have agreed with GTK Turkmenneftegaz are expected to be 5-6 bcm in 2004 and may rise to 6-7 bcm in 2005 and 10 bcm in 2006. Depending on the capacity resulting from the reconstruction of the Central Asia-Center transportation system, these purchases could reach 60-70 bcm in 2007 and 70-80 bcm annually from 2009 to 2028. The initial price for this gas is U.S.$44 per mcm, of which 50% will be paid in cash and 50% in the form of technological equipment and services through 2006.

In May 2003 we concluded an agreement with the government of Kyrgyzstan on collaboration in the gas industry. This agreement provides for joint activities in rebuilding, constructing and operating the gas transportation system in Kyrgyzstan; joint exploration and development of hydrocarbon reserves; providing services to the Kyrgyz gas transportion system; and reconstructing the underground gas storage system in Kyrgyzstan. The Kyrgyz authorities have also authorized the transfer to us in trust management the state's 85.16% stake in AO Kyrgyzneftegaz without a tender, and we are currently considering the terms of this arrangement.

While the purchases of natural gas from Turkmenistan and Uzbekistan are expected to constitute a significant proportion of our total sales volumes in the coming years, they are expected to decline in importance when we bring on stream new production fields after 2008, and particularly when we bring the fields in the Yamal Peninsula on-stream from 2010. In order to ensure the availability of adequate transport capacity for the natural gas that we purchase, we have concluded agreements to transport natural gas from Turkmenistan through Uzbekistan and Kazakhstan, and we are currently conducting negotiations on arrangements for the transit of natural gas from Uzbekistan through Kazakhstan. We are also engaged in activities to reconstruct and expand the natural gas transportation network in Central Asia. See "Transportation—International Projects and Alliances for Transportation."

Wintershall. Under a strategic alliance agreement with BASF (see "Transportation—International Projects and Alliances for Transportation"), we prepared a feasibility study for the joint development of the Achimovsk formations of the Urengoiskoye field jointly with Wintershall AG ("Wintershall"), a wholly-owned subsidiary of BASF. In July 2003 we concluded a framework agreement and constitutive documents on the creation of a joint venture between Gazprom and Wintershall for this project. Under this agreement, we established a joint venture in which we and Wintershall each have a 50% interest, Achimgaz, to develop the first experimental section of the Achimovsk layer of the Urengoiskoye gas and condensate field. At its plateau production levels we expect this section to produce approximately 8.3 bcm of gas and 2.8 million tons (20.5 mmbls) of gas condensate annually, and a total of approximately 200 bcm of gas and 40 million tons (293.2 mmbls) of gas condensate over its 43-year productive life. Developing this section will require approximately U.S.$700 million in capital investment. The approximately U.S.$90 million required for the pilot phase of the project will be financed by Wintershall, including detailed engineering work and experimental-industrial exploitation of the first part. If this first phase is successful,

industrial development of the field will begin. Our investment is expected to be financed from profits generated by the project. We will purchase gas and gas condensate produced by Achimgaz in order to secure an export route for this production, with prices to be determined on a formula based on the price of natural gas on the border between Germany and Poland and on natural gas prices in the Yamal-Nenets autonomous region.

South Pars. Since 1997, we have been involved in a project to develop the second and third phases of the South Pars field, located in the Iranian segment of the Persian Gulf, with a total cost of more than U.S.$2 billion. We hold a 30% interest in the project. Our partners in this project are Total, which holds a 40% interest, and Petronas, which holds a 30% interest.

A contract with the National Iranian Oil Company ("NIOC") provided for the construction and installation of two off-shore production platforms, drilling 20 exploration wells, laying two off-shore pipelines extending 105 km from the coast and construction of an on-shore gas processing facility. The construction of these facilities has been completed, and the gas production complex is now operational. NIOC started to make payments to the project partners for this work in the second quarter of 2002, with such payments scheduled to continue through 2009. The consortium partners continue to provide general technical assistance to NIOC in exploiting the facilities. When such technical assistance has been completed, project operations are to be transferred to NIOC, with the possibility for further technical assistance to be provided in a separate contract.

The U.S. Department of State has issued a determination that the investment made by our partners and us in Iran's South Pars gas and condensate field constituted activity that is covered by the Iran and Libya Sanctions Act and, at the same time, communicated its decision to waive sanctions under Section 9(c) of the Sanctions Act with respect to such investment. The waiver applies to activities in the South Pars field only, and not to any other activities we may conduct in Iran. See "Risk Factors—Risks Relating to Our Business—Violations of existing international or U.S. sanctions could subject us to penalties that could have an adverse effect on us."

Transportation

We own and operate the UGSS, a single, centrally-controlled system for natural gas preparation, transportation and storage. In 2002, we transported 637.1 bcm of natural gas, and in 2003 we transported 674.1 bcm of natural gas. Transportation for third parties accounted for approximately 81.2 bcm, or 12.7%, of the natural gas transported by us, and generated RR18,028 million in revenue for us in 2002. Transportation for third parties accounted for RR20,421 million in revenue in the nine months ended September 30, 2003.

The following table sets out certain data for our transportation segment for the periods indicated:

	As of or for the year ended December 31,		
	2002	2001	2000
Total volume transported (bcm)	637.1	630.6	633.5
of which for third parties (bcm)	81.2	81.3	97.7
Depreciation (million RR)	58,051	62,533	61,377
Capital expenditures (million RR)	81,019	77,295	56,978
Total Assets (million RR)	1,212,772	1,240,431	1,246,366

The UGSS includes the world's largest high-pressure trunk pipeline system, with over 151,600 km of pipelines (not including connecting pipelines). Gas transportation is powered by 263 compressor stations with a total capacity of approximately 43,600 MW. To help handle seasonal and other peak demand, we maintain 24 underground natural gas storage facilities with a storage capacity of approximately 62.0 bcm.

In Russia, the UGSS transports natural gas an average distance of approximately 2,400 km for domestic consumption and 3,400 km for export. Our dispatch management center, located in Moscow, controls and manages the UGSS and all natural gas transportation in Russia.

Our pipeline system transports natural gas principally from large western Siberian fields westward toward the more heavily populated regions of Russia, certain FSU countries and Europe. Other parts of the pipeline system originate in the natural gas fields of the southern Russia-Volga region, including the Orenburgskoye and Astrakhanskoye fields. Several large pipeline systems enter Russia from Kazakhstan, transporting natural gas from fields in Turkmenistan, Uzbekistan and Kazakhstan. In 2003, we concluded agreements to purchase and transport significant volumes of natural gas from Turkmenistan and Uzbekistan. See "—Reserves and Production—Projects and Alliances in Reserves and Production—Central Asia."

Our transportation segment is highly integrated to ensure reliable natural gas deliveries to distributors, export customers and consumers. The high level of integration of our pipeline network is achieved through the use of multiple and parallel pipelines, inter-connectors and underground storage facilities. In most cases, the extensive branching structure of the UGSS, together with the availability of spare pipeline throughput capacity, enables us to re-route or to increase natural gas flow in case of an emergency. We believe that within the past ten years there have not been any significant supply interruptions to our customers, despite several pipeline failures, as a result of the use of available spare transportation capacity within the UGSS and by releasing gas from our gas storage system.

Organization of Transportation Activities

Our gas transportation activities are conducted through specialized regional gas transportation subsidiaries, regional gas distribution companies and gas storage facilities. Our dispatch management center, located in Moscow, controls and manages the UGSS and all natural gas transportation in Russia.

High pressure trunk pipeline. Our high-pressure trunk pipeline transports natural gas from production areas to refining facilities and other gas consumers. We operate and service this pipeline on a regional basis through our 19 wholly-owned gas transportation subsidiaries, which are responsible for the exploitation and maintenance of our high-pressure trunk gas pipelines, gas transit and deliveries of gas to regional gas distribution companies and for export. The trunk pipeline consists of multiple parallel lines of large diameter pipes (defined as pipes with diameters of 1,420 mm, 1,220 mm and 1,020 mm).

We are continually working to improve the UGSS. In 2002, we approved an investment program to refurbish a number of gas transportation facilities by the end of 2006. The main objectives of this program include:

- ensuring the supply of our projected volumes of gas, especially from the Nadym-Pur-Taz region, to both our domestic and export markets;
- ensuring the reliability of gas transportation and supply to gas consumers in Russia;
- improving industrial and ecological safety measures; and
- ensuring the efficiency of the transportation system through energy saving measures, optimizing our utilization of the system and lowering maintenance costs.

We anticipate that by 2006 this program to refurbish our gas transportation facilities will increase our gas transportation throughput capacity in the UGSS by 15 bcm per year, increase our gas export throughput capacity by 5 bcm per year, decrease the UGSS internal use of gas by 5 bcm per year and decrease hazardous emissions, including 45,000 tons per year of nitric oxides, in comparison to the corresponding amounts in 2001. We have already reduced our hazardous emissions, including by 1.73 million tons of carbon monoxide and by 4,200 tons of nitric oxides, in 2003 in comparison to 2002.

We expect the program to require investments of RR230.6 billion from its inception in 2002 through 2006, of which RR155.7 billion or 67.5% is for restructuring key technological facilities, such as compressor stations and pipelines, and RR74.9 billion or 32.5% on restructuring support systems facilities, such as our energy, water supply, communications and electrochemical protection infrastructure.

Storage. We operate a network of 24 underground storage facilities in order to help smooth seasonal fluctuations in the demand for gas, and we are currently constructing two new underground gas storage facilities. During peak heating periods, we supply approximately 20% of total deliveries of gas to Russian consumers, and in periods of extreme cold this may reach 30%. By the start of the 2003/2004 heating season, we had stored 62.0 bcm of market-grade natural gas in our underground storage facilities, as well as an additional 8.5 bcm, 2.8 bcm and 2.3 bcm of natural gas in underground storage facilities in Ukraine, Germany and Latvia, respectively, under our storage lease agreements for these facilities.

We are currently implementing a program to increase our underground storage capacity by reconstructing and expanding our existing facilities and commission new gas storage sites. By the start of the 2004/2005 heating season, we expect that this program will enable us to increase our storage capacity by 1.65 bcm and to increase our average daily outflows from storage to 470.6 mcm, from 454.6 mcm in the 2003/2004 heating season. By the 2006/2007 heating season, we plan to have increased our daily outflow capacity to 550 mcm. Our aggregate investment in storage facilities in 2003, including operational drilling, amounted to RR6.3 billion, and we plan to invest a further RR7.1 billion in 2004 and a total of RR19.9 billion in 2005 and 2006.

Investment in Transportation Infrastructure. For 2004, we have budgeted capital expenditures of RR103.4 billion on our transportation and storage system, of which RR20.1 billion is for refurbishment

of compressor stations, existing pipelines and system-wide facilities, and the balance of which will be dedicated to the expansion of the pipeline system.

We outsource a significant amount of our pipeline construction work to third-party contractors through a tender process, and we are seeking to increase this amount in the next several years. Our tender committee awards contracts subject to tender to the most competitive bidder. Stroytransgaz has been a successful bidder for a large number of our construction projects, due to the competitive terms that it has offered and its historical experience of successful cooperation with us. See "Certain Transactions."

Age and Maintenance

Construction of our gas pipeline system commenced nearly 60 years ago with the first Saratov-Moscow pipeline, and most of our gas pipeline system was constructed from 1970 to 1990. The age of the pipeline system, as of December 31, 2003, is shown in the table below (not including connecting pipelines):

Years Since Construction	Length (km)	% of total
Up to 10 years	21,800	14
11-20 years	57,800	38
21-33 years	45,700	30
Over 33 years	26,300	18
Total	151,600	100

We carry out annual capital repairs and preventative maintenance to improve the reliability of gas supply, technological and environmental safety and the efficiency of gas distribution. Maintenance work is preceded by gas pipeline inspections achieved through various means. In 2003, we inspected approximately 20,000 km of pipelines with in-the-pipe probes and checked approximately 26,700 km of trunk gas lines using electric measurements. As a result of these diagnostic checks, we undertook repairs to approximately 1,500 km of pipelines and 212 underwater crossings. As a result of such pipeline repairs and an improvement in the technology of our pipeline, the incidence of faults that involve interruptions or restrictions of gas supply dropped from 0.58 per 1,000 km of pipeline in 1985 to 0.21 per 1,000 km in 2002 and 0.18 per 1,000 km in 2003. We believe that the current level of diagnostic activities is optimal for the present usage of our pipeline system. As the pipeline system ages, we plan to increase the level of our diagnostic activities.

Gas Transportation Balance

Natural gas flows into our trunk pipelines from our own production, from the production of independent and Central Asian producers, and withdrawals from underground storage. Natural gas flows from our trunk pipelines to customers in Europe, the FSU and Russia and to our underground storage facilities. After accounting for operational requirements of the pipeline system and other technical factors, total inflows are equal to total outflows in a particular period.

The pipeline system consumed approximately 51.3 bcm of natural gas in 2003, 88% of which was used to power its operations and the rest of which was accounted for by technological losses, including gas lost during maintenance work on the pipelines.

The following table sets forth data on the natural gas balance of the UGSS for the periods indicated (including natural gas in transit from Central Asia):

Gas Balance Items	For the year ended December 31, 2003	2002	2001	2000
	(bcm)			
Total gas supplies, including	**674.1**	**637.1**	**630.6**	**633.5**
Our gas production and purchases by our subsidiaries[(1)(2)]	525.2	510.6	499.0	510.1
Gas from independent suppliers, including purchases by OAO Gazprom and gas in transit from Central Asia	95.2	79.6	77.4	68.2
Withdrawals from underground storage[(3)]	42.8	40.4	48.3	53.3
Decrease in natural gas volume within UGSS pipelines[(4)]	10.2	5.9	5.2	1.2
Other technical factors	0.7	0.6	0.7	0.7
Total deliveries, including	**674.1**	**637.1**	**630.6**	**633.5**
Additions to underground storage	56.3	45.7	46.8	60.3
Deliveries to customers in Russia	327.0	319.1	317.5	308.4
Deliveries to Europe	134.7	129.4	127.0	129.0
Deliveries to FSU countries	94.2	88.8	88.0	87.1
Technological needs and transportation system issues[(5)]	51.3	47.7	45.7	47.1
Increase in natural gas volume within UGSS pipelines[(4)]	10.6	6.4	5.6	1.6

Notes:

(1) Amounts are less than yearly total production because some of the natural gas we produce is used for the operations of booster compressor stations and in northern cities near our fields and thus does not enter the UGSS.

(2) Includes our share of the production of Purgaz and deliveries to the UGSS by Vostokgazprom after their consolidation into our consolidated financial statements from April 1, 2002.

(3) Includes gas of independent suppliers.

(4) Represents changes in the volume of gas contained within the UGSS pipeline network.

(5) Includes own consumption required to run natural gas compressor stations plus technological losses, including gas lost during repair work.

Natural Gas Transit through Ukraine and Belarus

All of the natural gas we export outside the FSU (except Finland and in part to Turkey) is transported outside of Russia through pipelines maintained by other countries, primarily Ukraine. We pay transit fees for the use of these pipelines. The negotiations of these fees and access to these pipelines are important elements of our export business, and transit fees are a significant element of the natural gas price to end users in Europe. See "—Marketing." Natural gas is transported to the western, central and eastern European markets primarily through the system of trunk pipelines from Urengoi to Uzhgorod.

A significant portion of the natural gas we export outside the FSU is transported through pipelines in Belarus. We are currently engaged in negotiations with Belarus with respect to the terms of our participation in a joint venture with Beltransgaz, transit fees and prices for the supply of natural gas. In January 2004, pending completion of these negotiations, we largely stopped selling natural gas to customers in Belarus. See "—Marketing—The FSU." Our transit of gas to the countries in Europe through the pipeline network in Belarus, including the Yamal-Europe pipeline, has not been affected. See "Risk Factors—Risks Relating to our Business—We face certain operational risks which may result in losses and additional expenditures."

Third-party Access to the UGSS

Since 1998, independent Russian suppliers have been granted non-discriminatory access to existing UGSS capacity. We provide independent suppliers with access to the UGSS subject to the following requirements:

- availability of spare transport capacity for the time period proposed by the independent supplier;
- quality and technical parameters of the natural gas supplies;
- availability of input connections from suppliers and output connections to consumers and natural gas recovery and quality control stations; and
- availability of natural gas supplies and relevant customer demand for the proposed time period.

In 2003, independent gas suppliers supplied approximately 16.4% of the natural gas transported through the UGSS, as compared to 12.7% in 2002. These amounts included gas in transit from Central Asia on behalf of other parties. Itera was the largest third-party user of the UGSS in 2002 and 2003, accounting for 71 bcm or 87.4% of such volumes in 2002 and 25 bcm in the nine months ended September 30, 2003. In January 2003, Eural Trans Gas ("ETG") commenced sales of Central Asian gas to customers in Europe through our pipeline system, and accounted for 25 bcm of the third-party gas we transported in the nine months ended September 30, 2003.

We currently transport gas from Turkmenistan to Ukraine in accordance with intergovernmental agreements between Turkmenistan and Ukraine that extend through 2006. In the context of these agreements, ETG was appointed by the Ukrainian government to serve as the operator on behalf of NAK Naftogaz Ukrainy for deliveries of natural gas from Turkmenistan to Ukraine. ETG takes delivery of the natural gas at the border of Turkmenistan with Uzbekistan and Kazakhstan, and in December 2002 concluded a contract with us on the transit of its gas through Uzbekistan, Kazakhstan and Russia to the border with Ukraine. The transit of this gas through Uzbekistan and Kazakhstan is on the basis of contracts that we have concluded with the gas transportation companies in these countries. In August 2003, we also guaranteed a loan to ETG for U.S.$227 million in order to facilitate the timely payment to us by ETG of certain obligations in respect of our agreements for the transit of this gas from Turkmenistan to Ukraine.

Our gas transport sales were RR20.4 billion and RR12.4 billion for the nine months ended September 30, 2003 and 2002, respectively, and RR18.0 billion for the year ended December 31, 2002 and RR18.2 billion for the year ended December 31, 2001. Most of the third-party natural gas we transported through the UGSS during this period was for Itera and was transported under U.S. dollar-denominated contracts. A significant portion of this gas was sourced from Central Asia, for which the tariffs are unregulated.

Tariffs charged to unaffiliated third parties for the transportation of natural gas through our trunk pipelines are established by the Federal Energy Commission, now the Federal Tariffs Service ("FTS"), and have recently been adjusted for fluctuations in the level of regulated wholesale prices for natural gas (which are also established by the FTS).

Tariffs charged to third parties from August 1, 2003 for the transport of natural gas produced in Russia are set forth below:

- RR16.56 (RR13.80 prior to August 1, 2003) per mcm per 100 km (not including VAT) for shipments to consumers located within the customs territory of the Russian Federation and member states of the Customs Union Agreement (Belarus, Kazakhstan, Kyrgyzstan, Russia and Tajikistan); and
- U.S.$0.92 per mcm per 100 km (not including VAT) to be paid in RR at the exchange rate of the Central Bank of the Russian Federation as of the date of payment for shipments to consumers located outside the customs territory of the Russian Federation and member states of the Customs Union Agreement.

Projects for the Development of the UGSS

SRTO-Torzhok Pipeline. We are planning to construct a gas pipeline from the Urengoi field, in the northern regions of the Tyumen Oblast ("SRTO"), to Torzhok, one of the junctions in our trunk pipeline system. This pipeline will become part of an operating multi-line gas transportation system and enhance our ability to export natural gas through the Yamal-Europe pipeline and to customers in the northwestern region of Russia. When completed, the pipeline will be 2,700 kilometers long and include 12 compressor stations with total power of 849 MW, connected with our existing production and transportation infrastructure. We plan to commission the pipeline in stages through 2007, and in 2003 we constructed 68.1 km of looping to our existing pipelines and started construction on three compressor stations. We estimate that construction this pipeline will require total investment of approximately RR230 billion, including RR38.9 billion in 2004.

Zapolyarnoye-Urengoi Pipeline. In order to ensure that we have adequate gas transportation capacity from the Zapolyarnoye field, we are constructing a three-line trunk gas pipeline with a total annual capacity of 100 bcm between Zapolyarnoye and Urengoi and the 288 MW Purtazovskaia compressor station. Two lines of this pipeline are already in operation, as well as 192 MW of capacity at the Purtazovskaia compressor station. We expect to complete the third line and bring the Purtazovskaia compressor station to full capacity by the end of 2004. We plan to invest RR5.9 billion in completing construction of this pipeline in 2004.

Pochinki-Izobilnoye-North Stavropolskoye Underground Gas Storage Pipeline. The natural gas pipeline from Pochinki to Izobilnoye and the North Stavropolskoye underground gas storage facility forms part of the Russia-Turkey natural gas pipeline system. This pipeline will enable us to deliver "clean" natural gas from the Nadym-Pur-Taz region through the Blue Stream pipeline instead of more chemically active natural gas from Central Asia. When completed, this pipeline will be 1,250 kilometers long and include eight compressor stations. The section of the pipeline from Frolovo to Izobilnoye and two compressor stations have already been commissioned, and it is planned to complete construction in 2005. We plan additional investment in this pipeline of RR4.5 billion in 2004.

International Projects and Alliances for Transportation

Blue Stream Project

In alliance with ENI, we have constructed a gas trunk pipeline from Russia under the Black Sea to Turkey. We estimate that annual volumes of natural gas exports along this pipeline will reach 16 bcm starting in 2010. The Italian engineering firm Saipem, partly owned by ENI, laid the undersea pipeline. Construction of the Blue Stream Project is now substantially complete, and commercial deliveries to Turkey commenced in February 2003.

The pipeline from Russia to Turkey is approximately 760 km long, of which about 390 km runs under the Black Sea. The onshore section of the Blue Stream Project is connected to the existing Gazprom pipeline network through a pipeline from Frolovo to Izobilnoye, which was commissioned in 1998.

In November 1998, we entered into a memorandum of understanding with ENI to participate on an equal basis in the Blue Stream Pipeline Company B.V., a special purpose vehicle for the construction, ownership and operation of a natural gas transportation system from Dzubga in Russia (including the nearby Beregovaya compressor station) to Samsun in Turkey (the "Offshore Section"). We and ENI each have a 50% stake in the Blue Stream Pipeline Company B.V., which receives transportation tariffs for the gas transported through the Offshore Section, and we and ENI share these proceeds in proportion to our respective ownership interests. This system is connected to our existing pipeline network through a new pipeline running from Izobilnoye to Beregovaya (the "Onshore Section"). The Onshore Section and the Offshore Section together constitute the Blue Stream Project.

The total construction cost of the Offshore and Onshore Sections of the Blue Stream Project was approximately U.S.$3.3 billion. The value of the turnkey contract for the construction of the Offshore Section of the pipeline and the Beregovaya compressor station was approximately U.S.$1.7 billion.

To arrange for our share of the third-party financing required for the Blue Stream Project, we and the Blue Stream Pipeline Company B.V. entered into three loan agreements secured by export receivables with consortia of western European and Japanese banks. The total amount of financing provided by these facilities is U.S.$1.76 billion. For these facilities, we act as borrower and/or as guarantor for the Blue Stream Pipeline Company B.V. The financing also benefits from guarantees provided by the national export credit agencies of the lending banks' respective countries. The remainder of the financing for the Offshore Section of the Blue Stream Project was covered by the contributions of Gazprom, SNAM (ENI's subsidiary) and a U.S.$866 million loan provided to the Blue Stream Pipeline Company B.V. under the guarantee of SNAM. The remainder of the financing required for the Onshore Section of the Blue Stream Project was provided from our own resources, including a euro 250 million loan that we received in February from a consortium of international banks led by Bayerische Hypo-und Vereinsbank AG.

In March 2003, Botas, the Turkish offtaker, halted deliveries through the Blue Stream pipeline, in part due to an excess domestic supply of natural gas in Turkey resulting from an economic downturn. Following discussions, we resumed shipments of gas through Blue Stream in early August 2003. In November 2003, we resolved all the outstanding disagreements. Total deliveries of gas to Turkey through the Blue Stream pipeline in 2003 were 1.3 bcm, and we expect to deliver approximately 4 bcm through the Blue Stream pipeline in 2004.

Yamal-Europe Pipeline Project

We are proceeding with the Yamal-Europe project in order to continue to meet our contractual obligations to supply natural gas to Europe and to diversify our export routes. Connecting the Yamal-Europe pipeline to the existing natural gas transportation network in Germany allows for the full integration of this pipeline into the European gas network.

The Yamal-Europe pipelines are being constructed in such a way that it will be possible to utilize some of the segments and pumping station capacity in connection with existing gas transportation facilities as market demands require before the entire system comes on line.

During the first stage of development, the pipeline will transport natural gas from existing and new fields of the Nadym-Pur-Taz area of the Tyumen region. In the future, gas will be supplied from the Bovanenskoye field on the Yamal Peninsula.

The projected annual capacity for the first trunk pipeline is approximately 33 bcm. The initial section of the gas pipeline is currently in operation. This portion of the pipeline, which includes four compressor stations, extends approximately 1,230 km from the Smolensk compressor station through Belarus and Poland and connects with the STEGAL pipeline in Germany. The completed facilities account for approximately 60% of the pipeline's potential capacity. Gas supplies via the Yamal-Europe pipeline started on November 7, 1999. In 2003 and 2002, 21.0 bcm and 18.1 bcm of natural gas, respectively, were transported through the pipeline. The German section of the pipeline is owned by WINGAS, our joint venture with Wintershall. The Polish section is owned by EuRoPol GAZ S.A. ("EuRoPolGAZ"), a joint venture in which we participate with PGNiG S.A. (a 100% state-owned Polish gas company), and Gaztrading (a Polish gas company). We own the sections of the pipeline in Belarus and Russia.

We expect that construction of three additional compressor stations in Poland will be completed by 2006, further increasing the pipeline's capacity. Completing these compressor stations will require total investment of approximately U.S.$300 million from 2004 through 2006. We also plan to complete the construction of compressor stations on the portion from Torzhok to the Polish border in 2005. We have planned capital investments of RR11.6 billion to complete construction of the portion of the pipeline from Torzhok to the Polish border in 2004 and 2005. Torzhok is a key pipeline junction north of Moscow where several of our trunk pipelines converge.

We are currently constructing a pipeline from the northern regions of the Tyumen Oblast to Torzhok pipeline, which will enable us to increase the reliability of deliveries of gas from the Nadym-Pur-Taz region to the Yamal-Europe pipeline as we bring on-stream the Yamal gas fields, as discussed above under "—Projects for the Development of the UGSS—SRTO–Torzhok Pipeline." We are deciding, based on demand for natural gas in western Europe and the economic efficiency of exporting gas in this manner, whether to construct a second Yamal-Europe trunk pipeline.

North European Pipeline Project

We are currently engaged in market research and planning for the North European pipeline project. Construction of this pipeline would help to diversify and to provide flexibility in our export gas routes; increase our capacity to supply gas to western Europe in order to fulfill long-term and future export contracts; and directly connect our gas transportation system in Russia with the gas transportation system in the EU.

The pipeline would have an annual capacity of about 20 bcm of natural gas and would run undersea for 1,189 km from Vyborg, Russia to Germany and then to The Netherlands and United Kingdom, either through an additional offshore pipeline or along the current European gas pipeline network. We anticipate that construction of the pipeline will take approximately four years. As the pipeline will run offshore directly from Russia to Germany, it will avoid the political and economic risks related to the reliability of transit deliveries through third countries. The anticipated total cost of constructing the North European pipeline is approximately U.S.$5.7 billion, though this will depend on the specific route chosen. The EU has designated the project a high priority European project in the Trans-European Gas Network, which is expected to help us secure long-term financing for the project. Major oil and gas companies such as BP, Fortum Corporation, Gazunie, Royal Dutch/Shell, Ruhrgas, Total and Wintershall have expressed interest in participating in this project.

In January 2004 the Government of the Russian Federation instructed the Ministry of Energy of the Russian Federation to provide for preparation of the necessary documentation for the construction of the North European pipeline project with our participation. We are currently conducting negotiations with potential foreign partners, developing financing plans and engaging in other preparatory activities. We plan to make a decision about investment and the start of construction of the North European pipeline in the fourth quarter of 2004.

United Kingdom Interconnector Pipeline

In 1994, we acquired 10% of the capacity of the Interconnector pipeline, a pipeline connecting Belgium and the United Kingdom that allows for gas flow in both directions, as a result of our

participation in Interconnector (UK) Limited. As a result of our 10% stake, our current annual capacities in the Interconnector pipeline are 2.0 bcm of natural gas from the United Kingdom to continental Europe and 0.85 bcm, increasing to 2.2 bcm from the end of 2005, of natural gas from continental Europe to the United Kingdom. In February 2004 we applied to participate in an additional expansion of the capacity in the flow from Europe to the United Kingdom. When this expansion is completed in December 2006, two additional compressor stations will increase the total capacity from Europe to the United Kingdom by 7 bcm annually, of which our share will be 2.7 bcm, bringing our total capacity in this direction to 4.9 bcm. By participating in the expansion, we will be committed to pay for the additional capacity allocated to us.

Our capacity in the Interconnector pipeline is operated under an agency agreement by our subsidiary Zarubezhgaz Management und Beteiligungesellschaft GmbH ("ZMB"), which leases our capacity to other parties. We also make use of our Interconnector pipeline capacity to engage in spot trading opportunities on European gas markets. See "—Marketing—Europe—Western Europe."

West-East Project in China

On July 4, 2002, together with Shell and ExxonMobil, we signed a framework agreement with Petro China on creating a joint venture on the West-East pipeline project across China. The project envisages the production of natural gas in the Sintszyan-Uigur region in China, the construction of a pipeline of approximately 4,000 km in length to Shanghai and the sale of gas in the eastern Chinese market. The first stage of this project would provide for the production and transport of approximately 12 bcm of natural gas annually.

Negotiations on the terms of the joint venture for the construction and operation of the pipeline as well as on the conclusion of gas production sharing agreements and on the establishment of a unified trading company that will be responsible for gas sales to consumers are currently suspended due to concerns in China about the marketing to end users of gas transported through the pipeline.

Ukraine Gas Transportation System

In October 2002, the Russian and Ukrainian governments concluded an agreement on strategic cooperation in the gas industry that provided for the creation of an international consortium to improve the reliability, security and stability of the Ukrainian gas transport system; to make more efficient use of existing gas transportation and storage capacity in Ukraine; and to invest in the modernization and growth of the Ukrainian gas transportation system. Pursuant to this agreement, we entered into an agreement in October 2002 with Naftogaz Ukrainy to create a joint company to pursue these objectives. Following initial technical analysis, the parties determined that the initial projects would include construction of a new pipeline from Novopskov to Uzhgorod (and with particular emphasis on the section from Bogochany to Uzhgorod) and the management of the gas transport system in Ukraine on a concession basis. We are now preparing the necessary documentation in order to implement these projects.

Transbalkan Pipeline Project

To increase natural gas supplies to the Balkan states, we have worked in association with various national companies on the expansion and modernization of the existing pipeline network in Ukraine, Romania and Bulgaria.

Gastransit, a joint Russian-Ukrainian-Turkish venture in which we have a 37% direct stake and an indirect stake through our 45% interest in Turusgaz, has implemented a program to expand transit capacity within Ukraine. The first stage, a compressor station at Tarutino within the operating transit gas pipeline Ananiev-Tiraspol-Izmail was put into operation in 2001. The compressor station was constructed with the use of an EBRD loan and equity funds of shareholders (including Gazprom funds in the amount of U.S.$9.62 million). The second phase, consisting of loopings within the Ananiev-Tiraspol-Izmail gas pipeline, was constructed with the use of an additional EBRD loan and, subordinated to it, loans from Gastransit shareholders (including Gazprom funds in the amount of U.S.$8.1 million). The construction and expansion of transit capacities within Bulgaria and Romania have also been completed. The construction was carried out with Romanian and Bulgarian funds and a commodities credit from Gazprom.

This project has increased the throughput of the pipelines at the border with Turkey to up to 14 bcm per year to help ensure our contractual volumes of supply of Russian gas to the Balkan countries and Turkey.

Cooperation with Wintershall

In 1990, we entered into a long-term cooperation agreement with Wintershall, on the basis of which WINGAS was organized in 1993. We hold a 35% stake in WINGAS, and Wintershall holds a 65% stake. WINGAS has participated in the construction of and owns the following system of trunk pipelines:

STEGAL Pipeline. The STEGAL gas pipeline was completed in 1992. The pipeline is 323 km long and has a design capacity of 12 bcm per year. It passes through Germany and connects the MIDAL gas pipeline with the Czech natural gas pipeline system.

MIDAL Pipeline. Built in 1993, the MIDAL Pipeline has a total length of 642 km. Its capacity is 13 bcm per year. It goes through the territory of Germany and connects a natural gas storage facility at Emden (on the border with The Netherlands) with a BASF chemical plant in Ludwigshafen.

WEDAL Pipeline. The 314 km WEDAL pipeline became operational at the end of 1998, linking the WINGAS pipeline network with the Belgian pipeline system and the Interconnector pipeline. Initially, the WEDAL pipeline was designed to transport gas produced in the United Kingdom under contracts between WINGAS, British Gas and Conoco and to provide WINGAS with a secure supply of gas from diverse transportation sources. Gas supplies from continental Europe to the United Kingdom may also be carried through the Interconnector pipeline.

YAGAL Pipeline. At the end of 1999, the 340 km YAGAL pipeline, with a design capacity of 29 bcm per year, was put into operation. This pipeline connects the Yamal-Europe pipeline with the STEGAL pipeline. The completion of this pipeline enabled us to expand our supplies of natural gas to European countries and improved the reliability and flexibility of supplies of Russian natural gas to the European market.

Central Asia

We have concluded long-term strategic cooperation agreements with respect to purchases of natural gas in Central Asia. See "—Reserves and Production—Projects and Alliances in Reserves and Production—Central Asia." In addition, we are considering joint projects to assess, modernize and increase the gas transport capacity in the region and to promote cooperation in gas transportation between Russia, Kazakhstan, Kyrgyzstan, Turkmenistan and Uzbekistan.

The gas transportation system "Central Asia—Center" connects Turkmenistan, Uzbekistan, Kazakhstan and Russia. It currently has an annual capacity of approximately 50 bcm, below its design capacity of approximately 68.8 bcm annually. Additional investment in repairs and modernization is required to increase throughput from the current level. We have conducted a feasibility study for further investment in this system in order to increase annual throughput to 90 bcm, and in 2004 we plan to analyze instrumentation and control data. We are also considering possibilities for the extension of the "Central Asia—Center" pipeline system, both along the existing corridor through Uzbekistan and by bypassing Uzbekistan. One scenario that would increase annual capacity to 80 bcm along the existing corridor would require total investment of U.S.$3 billion, approximately one-third for rebuilding the existing system and two-thirds for new construction. We are currently planning for our participation in this project on both a bilateral and multilateral basis.

Our 2004 investment program provides for RR500 million of investment in developing the "Central Asia—Center" in Uzbekistan, and we are considering the appropriate use of these funds. We also expect to make a further assessment of investment in the transportation infrastructure in Turkmenistan in late 2004, after we receive the results of an independent evaluation of natural gas reserves that is being conducted in Turkmenistan.

Refining

Our refining operations consist of the operations of our six principal wholly-owned refining facilities and additional refining capacity held by various other subsidiaries, including our majority-owned subsidiary Sibur.

Our refining facilities process natural gas for pipeline transportation, stabilize gas condensate and refine natural gas, gas condensate and crude oil into refined products. Our six integrated refineries conduct processing, stabilizing and refining of natural gas, gas condensate and crude oil in order to remove hazardous and corrosive substances from natural gas and unstabilized gas condensate and produce a broad range of products. In the year ended December 31, 2003, excluding Sibur we processed and refined

39.7 bcm of natural gas and 17.2 million tons (125.7 mmbls) of unstabilized gas condensate and crude oil, for a total of 359.4 mmboe, as compared to 39.3 bcm of natural gas and 16.9 million tons (123.9 mmbls) of gas condensate and crude oil, for a total of 355.2 mmboe, in the year ended December 31, 2002. Of these totals, our own production accounted for 33.7 bcm of natural gas and 10.2 million tons (74.7 mmbls) of gas condensate and crude oil, for a total of 273.0 mmboe, in the year ended December 31, 2003 and 34.1 bcm of natural gas and 10.0 million tons (73.1 mmbls) of gas condensate and crude oil, for a total of 273.9 mmboe, in the year ended December 31, 2002.

Our total annual processing and refining capacity, excluding Sibur, as of December 31, 2003 was 51.0 bcm of natural gas and 20.8 million tons (152.5 mmbls) of gas condensate and crude oil, as compared to 49.5 bcm of natural gas and 20.8 million tons (152.5 mmbls) of gas condensate and crude oil as of December 31, 2002. We sell our refined products domestically and in the FSU and Europe.

We operate our refining segment through Astrakhangazprom, Kubangazprom, Orenburggazprom, Severgazprom, Surgutgazprom and Urengoigazprom, which are wholly-owned subsidiaries that combine refining with either production or transportation, as well as our majority-owned subsidiaries Sibur and Vostokgazprom. As of January 1, 2003, we centralized the operations of our refining segment, excluding Sibur. We discontinued the practice of selling our raw products to and then purchasing refined products from the refineries in favor of tolling arrangements with our refineries according to which we pay for refining and processing services of raw materials that we have purchased from our production subsidiaries and transported to the refining facilities. We expect that these changes will result in considerable tax savings and the centralization of our cash flows.

Our natural gas and gas condensate refineries are sophisticated plants that combine chemical facilities with petroleum processing and refining facilities. Each of our refineries is directly linked to gas or gas condensate fields, and among their principal functions is to process natural gas and gas condensate produced at our Astrakhanskoye and Orenburgskoye fields for transportation via our trunk pipelines. Our refineries produce such products as dry market-grade natural gas, stabilized gas condensate, liquefied natural gas, technical carbon, diesel fuel and motor gasoline from natural gas and gas condensate. Some of our plants have implemented unique technologies for treating natural gas with a high sulfur content (for example, the Astrakhan plant treats natural gas with hydrogen sulfide and carbon dioxide content of 15-25%), and produce odorants, technical carbon and gaseous and liquified helium.

We plan to increase our processing of gas condensate and crude oil and more fully to utilize our excess processing and refining capacity, both through our majority-owned subsidiary Sibur and by partnering with western oil companies to further develop certain of our gas condensate fields. See "—Reserves and Production—Projects and Alliances in Reserves and Production." We also plan to increase the depth of our refining activities. For example, we plan to increase our annual production of automobile gasoline and jet fuel at our wholly-owned facilities to 2.6 million tons and 240,000 tons, respectively, by 2006.

From 2004 through 2006, we plan to invest approximately RR11.6 billion to reconstruct and refurbish equipment at our wholly-owned natural gas and gas condensate refineries. We intend to increase the amount of gas condensate and crude oil we refine in western Siberia from approximately 6 million tons (44.0 mmbls) in 2003 to 11.0 million tons (80.6 mmbls) per year starting from 2007. We also anticipate increasing our initial processing of gas condensate and crude oil to 7.5 million tons (55.0 mmbls) per year from 2007.

The following table sets forth total hydrocarbon feedstock input at our refining facilities, excluding Sibur's, for the periods indicated. Unstabilized gas condensate and oil that has been processed may be further refined in one or more stages.

	Year ended December 31,			
	2003	2002	2001	2000
Natural gas (bcm)	39.7	39.3	38.7	40.1
of which third-party product	6.0	5.2	4.0	4.8
Unstabilized gas condensate and crude oil (thousand tons)	17,154.6	16,905.5	14,555.0	14,129.1
of which third-party product	6,965.8	6,926.6	4,561.8	4,462.6
Stabilized gas condensate and oil for initial processing (thousand tons)[1]	6,410.8	6,193.1	5,348.1	4,783.6
of which third-party product[1]	1,108.4	966.7	382.3	0.6

Note:

(1) Some of this gas condensate and oil constitutes gas condensate and crude oil that has been processed from unstabilized gas condensate and crude oil.

The following table sets forth the production of our refining facilities, excluding Sibur's, for the periods indicated.

	Year ended December 31,			
	2003	2002	2001	2000
Dry natural gas (bcm)	31.4	31.5	31.3	32.8
of which from third-party inputs	5.4	4.7	3.5	4.2
Sulphur (thousand tons)	5,478.3	5,304.5	4,964.7	4,701.5
of which from third-party inputs	366.0	328.5	270.3	217.0
Stable condensate and oil (thousand tons)	13,119.2	13,001.3	10,715.7	10,498.6
of which from third-party inputs	5,785.0	6,063.1	4,032.4	3,855.4
Benzene (thousand tons)	1,842.0	1,400.1	1,216.0	1,124.7
of which from third-party inputs	—	—	0.2	0.2
Diesel fuel (thousand tons)	1,771.9	1,804.3	1,631.7	1,512.9
of which from third-party inputs	229.2	235.0	14.4	0.3
Furnace fuel oil (thousand tons)	390.6	374.1	384.6	380.0
of which from third-party inputs	—	—	0.2	0.1
Short liquid fractions (thousand tons)	263.2	87.1	44.9	294.0
of which from third-party inputs	226.7	50.9	14.1	136.2
Helium (mcm)[1]	6,473.7	6,291.3	5,335.7	5,274.1
Ethane (thousand tons)	322.9	326.5	315.6	302.1
of which from third-party inputs	39.3	36.3	29.7	—
Odorant (tons) [1]	3,010.0	2,750.8	3,411.3	3,316.0
Technical carbon (thousand tons)[1]	32.1	28.5	29.4	25.9
Liquified gas (thousand tons)	2,647.9	2,416.8	2,300.6	1,965.2
of which from third-party inputs	566.3	481.2	189.5	131.0
Stabilized gas (mmcm)	301.4	428.0	389.3	559.5
of which from third-party inputs	107.1	97.1	50.4	145.5
Fractions of multiple component hydrocarbons (thousand tons)	240.0	257.3	234.0	275.4
of which from third-party inputs	44.4	53.4	71.9	13.1
Methanol (thousand tons)[1]	753.0	333.2	—	—

Note:

(1) All production from our own feedstock.

The following are our major refineries:

Astrakhan Gas Refinery. This refinery is operated by our subsidiary Astrakhangazprom. It is an integrated refinery, the first stage of which came on-stream in 1986 and the second in 1997. The Astrakhan Gas Refinery processes natural gas with a high sulfur content and gas condensate extracted from the Astrakhan gas condensate field and it receives all of its feedstock from this field. The plant comprises two lines, with a total annual capacity of 12.0 bcm of natural gas and an annual gas condensate stabilization capacity of 7.3 million tons (53.5 mmbls). In 2003, the refinery processed 11.4 bcm of natural gas and 4.0 million tons (29.3 mmbls) of unstable gas condensate. All of the raw material inputs in this period consisted of our own production. The refinery's products include dry market-grade natural gas that is fed into trunk pipelines; natural gas-derived sulfur; motor gasoline; diesel fuel; furnace fuel oil; and industrial-grade propane/butane mixture. As part of our strategy to deepen our feedstock processing, we

plan to build polyethylene production facilities that will enhance the overall efficiency of the Astrakhan refinery. We plan to invest RR7.3 billion from 2004 through 2006 to develop and refurbish this refinery.

Orenburg Gas Refinery and Orenburg Helium Plant. Our Orenburg gas chemical complex consists of two facilities, the Orenburg Gas Refinery and the Orenburg Helium Plant, both of which are operated by our subsidiary Orenburggazprom.

The Orenburg Gas Refinery processes natural gas with a high sulfur content and gas condensate. The first stage of this plant became operational in 1974, the second in 1977 and the third in 1978. The refinery has an annual capacity of 37.5 bcm of natural gas and a capacity of 6.2 million tons (45.4 mmbls) of gas condensate per year. The refinery's products include dry market-grade natural gas; stabilized gas condensate; liquefied natural gas; multi-component hydrocarbon distillate (MHD); natural gas-derived sulfur; and odorants.

The Orenburg Helium Plant is one of Russia's largest producers of helium. The first stage of the plant became operational in 1978, the second in 1979 and the third in 1981. The facility has an annual capacity of 15 bcm of natural gas. The Orenburg Helium Plant conducts further refining of the output of the Orenburg Gas Refinery. The plant's products include dry market-grade natural gas; gaseous and liquefied helium; ethane; multi-component hydrocarbon distillate (MHD); and liquefied natural gas.

In 2003, the Orenburg gas chemical complex processed a total of 26.1 bcm of natural gas and 5.4 million tons (39.6 mmbls) of gas condensate and crude oil. Our production accounted for 20.1 bcm of natural gas and 0.5 million tons (3.7 mmbls) of gas condensate and crude oil input in 2003, with the balance of the natural gas supplied primarily from the Karachaganak field in Kazakhstan. See "—Projects and Alliances in Refining—Karachaganak Gas Processing." We plan to invest RR1.6 billion from 2004 through 2006 in developing and refurbishing this processing complex.

Sosnogorksy Gas Refinery. This refinery is operated by our subsidiary Severgazprom. It came on-stream in 1946 and has an annual capacity of 1.5 bcm of natural gas and 1.25 million tons (9.2 mmbls) of unstable gas condensate per year. In 2003, the refinery processed 1.4 bcm of natural gas and 332,100 tons (2.4 mmbls) of gas condensate and crude oil. All of the raw material inputs in this period consisted of our own production. The refinery's products include dry market-grade natural gas; liquefied gas; stabilized gas condensate; motor gasoline; and technical carbon. From 2000 through 2003, the refinery was refurbished both with internally generated funds from Severgazprom and with borrowings of euro 108 million, which were used for the reconstruction of the refinery's gas refining facilities. We plan to invest RR500 million from 2004 through 2006 to reconstruct the refinery's facilities. In 2004 we plan to commission additional refining capacity of 1.5 bcm of natural gas per year and to significantly increase the depth of feedstock processing and the percentage of liquefied gas, such as propane and butane, that we can extract from natural gas.

Urengoi Consolidate Stabilization Plant and Surgut Condensate Stabilization Plant. Our western Siberian processing and refining complex consists of two facilities, the Urengoi Condensate Preparation Plant and the Surgut Condensate Stabilization Plant.

The Urengoi Condensate Preparation Plant is operated by our subsidiary Urengoigazprom. The first stage of this plant came on-stream in 1985 and the second in 2001. The plant's main function is to prepare condensate for transportation to the Surgut Condensate Stabilization Plant. With the completion of the second stage, the plant now has an annual capacity of 12 million tons (88.0 mmbls) of gas condensate. The plant had a throughput of 6.0 million tons (44.0 mmbls) of gas condensate in 2003, of which 4.9 million tons (35.9 mmbls) was our own production. The plant's products include de-ethanized gas condensate (which is used as feedstock for the Surgut Condensate Stabilization Plant); motor gasoline; diesel fuel; liquified gas; and stabilized condensate. We have budgeted investments of RR800 million from 2004 though 2006 to overhaul the facility.

The Surgut Condensate Stabilization Plant is operated by our subsidiary Surgutgazprom. It processes a crude oil and gas condensate mixture produced from the western Siberian fields and came on-stream in 1985. It has an annual capacity of approximately 8 million tons (58.6 mmbls) of de-ethanized condensate. In 2003, the plant processed 5.7 million tons (41.8 mmbls) of gas condensate and crude oil, of which 3.8 million tons (27.9 mmbls) was our own production. The refinery's products include stabilized condensate; motor gasoline; and diesel fuel; liquefied gases; and pentane-hexane fraction.

A bottleneck may occur at the Urengoi Condensate Preparation Plant and Surgut Condensate Stabilization Plant in the next several years as more independent producers utilize the Surgut Condensate Stabilization Plant, as the Surgut Condensate Stabilitation Plant has relatively less additional capacity

than does the Urengoi Condensate Preparation Plant, which provides it with feedstock. To mitigate this risk, we have budgeted investment expenditures of RR1.4 billion from 2004 through 2006 to further develop the capacity of the Surgut Condensate Stabilization Plant.

Sibur

Sibur is one of the leading Russian petrochemicals companies. According to Sibur's management estimates, Sibur accounted for 48% of the production of synthetic rubber, 47% of the production of tires, 18% of the production of polyethylene, 35% of the producton of polypropylene and 31% of the production of liquified gases in Russia in 2003. Sibur's output is used in the production of plastics, high-octane gasoline and other products in the automotive, agricultural, construction and aerospace industries.

We currently control 78.1% of the voting shares of Sibur. We initially acquired 50.7% of the voting shares of Sibur in January 2001, gained control of an additional 25% in April 2003 through the acquisition of several petrochemicals companies, some of which held interests in Sibur, and acquired a further 2.4% in September 2003. We are currently conducting negotiations for increasing our ownership in Sibur.

In early 2002, as a result of bankruptcy proceedings initiated by us, a Russian court imposed external management over Sibur. The imposition of external management contributed to the decline in Sibur's production in 2002. In September 2002, Sibur reached an amicable settlement agreement with its creditors which was subsequently approved by a court, and Sibur emerged from bankruptcy. Under the settlement agreement, Sibur's debts were restructured with repayment to occur over a period of eight years starting in 2004. The present value of this restructured debt as of September 30, 2003 and December 31, 2002 was RR3.3 billion and RR10.4 billion, respectively.

Sibur organizes its refining activities in several technological stages, at each stage supplying petrochemical enterprises (primarily its subsidiaries) with feedstock for processing and receiving in return finished products. After each stage a portion of the product is sold to consumers, while the remainder is retained for further refining.

We supply approximately half of Sibur's hydrocarbon feedstock. The following table sets forth total hydrocarbon feedstock input at Sibur for the years ended December 31, 2003, 2002, 2001 and 2000.

	Year ended December 31,			
	2003	2002	2001	2000
	(thousand tons)			
Short hydrocarbon fractions and liquified gas	3,572	2,842	3,482	3,112
Oil and gas condensate	89	251	1,348	1,754
Gasoline fractions	857	566	674	452
Other raw materials	440	237	113	340
Total	**4,958**	**3,896**	**5,617**	**5,658**

The following table sets forth Sibur's total production in the years ended December 31, 2003, 2002, 2001 and 2000.

	Year ended December 31,			
	2003	2002	2001	2000
	(thousand tons, unless otherwise indicated)			
LNG	2,481	1,667	2,130	1,603
Monomers and monomer fractions	1,788	1,106	899	704
Synthetic rubber	519	314	464	297
Polymers	370	220	359	264
Products of organic synthesis	660	332	538	230
Fuel and components	405	408	911	1,072
Tires (thousands of units)	17,578	3,394	15,458	10,500

Sibur sells its production in Russia and abroad, in particular to China, Finland and the Baltic states. We are evaluating the Chinese market for petrochemical products, as the management of Sibur considers this market to present significant opportunities based on the current rate of economic growth in China and the increasing demand for petrochemical products. Exports to China account for a substantial portion of Sibur's total exports. Sibur's principal exports to China are synthetic rubber, polymer products, spirits (included in the table above under "products of organic synthesis") and methyl-tert-butyl-ether (included in the table above under "fuel and components").

We plan to restructure Sibur to create a vertically integrated refining company that will engage in the full cycle of natural gas processing and manufacturing, ranging from the production of natural gas and liquid hydrocarbons to the processing of natural gas for transportation to the production of complex refined petroleum products such as tire rubber. Through 2010, we intend to focus on restructuring the indebtedness of Sibur, improving Sibur's financial management and investing in Sibur's production facilities, many of which require renovation. We are currently working with Sibur on preparing an agreement on restructuring its remaining debt to us, which we expect will occur on terms similar to those agreed in September 2002. Sibur has planned capital investments of RR8.4 billion in 2004 to modernize and expand its production facilities.

Projects and Alliances in Refining

Karachaganak Gas Processing. KazRosGaz, in which we hold a 50% stake, currently purchases up to 7 bcm annually of natural gas produced at the Karachaganak field in Kazakhstan from the field operator, Karachaganak Petroleum Operating. We process this gas at our Orenburg Gas Refinery and sell it in Kazakhstan and elsewhere. In our role as a shareholder in KazRosGaz, we and Karachaganak Petroleum Operating are discussing a long-term agreement on delivery of up to 8 bcm of natural gas produced at Karachaganak to the Orenburg Gas Refinery starting from 2005, with the possibility for further increases in volume. Securing these supplies of gas to the Orenburg Gas Refinery will enable us to modernize the facility and to increase its capacity. We have estimated the investment expenditures for the first stage and processing to be RR3.2 billion.

Novy Urengoi Chemical Complex. The technical plan for the Novy Urengoi Chemical Complex was designed in cooperation with Salzgitter Anlagenbau and Linde, with some participation by BASF. Most of the equipment necessary to build the Novy Urengoi Chemical Complex in western Siberia was delivered in 1997. The Novy Urengoi Chemical Complex, which is not yet operational, is designed to process 1.62 million tons of de-ethanized natural gas per year, yielding 340,000 tons of ethylene to be used as feedstock for 300,000 tons of high pressure polyethylene, and is also designed to produce annually up to 280,000 tons of long distillate of light hydrocarbons, as well as up to 920,000 tons of methane gas. We have planned to invest approximately RR20.3 billion in completing this facility from 2004 through 2006, but we have not yet obtained financing for these investments.

Marketing

We are the world's largest exporter of natural gas. We export natural gas (as well as gas condensate, crude oil, oil products and liquefied oil gas) through our wholly-owned subsidiary, Gazexport. We also sell these products domestically to industrial consumers, to regional gas distribution companies and, through our own regional gas distribution companies, to other end consumers. In 2002, our net sales of natural gas to Europe were RR335,115 million; our net sales of natural gas to the FSU were RR51,069 million; and our net sales of natural gas in Russia were RR142,854 million. In the nine months ended September 30, 2003, our sales of natural gas in Europe net of VAT and customs duties were RR316,516 million; our sales of natural gas to the FSU net of VAT and customs duties were RR32,817 million; and our sales of natural gas in Russia net of excise tax and VAT were RR128,839 million.

We are currently the only supplier of Russian natural gas to Europe. Our exports to Europe also accounted for approximately 27.4% of the volume of natural gas we sold in 2002 and for 63.3% of our natural gas net sales revenues in 2002 and for 29.7% of the volume of natural gas we sold and for 66.2% of our net natural gas net sales revenues in the nine months ended September 30, 2003. We supplied 20% of the volume of natural gas consumed in western Europe and 61% of the volume of natural gas consumed in central and eastern Europe in 2002 according to the CEDIGAZ—"Natural Gas in the World—2002" (July 2003). In 2002, we delivered 128.6 bcm of natural gas to Europe, of which western Europe accounted for approximately 87.1 bcm and central and eastern Europe for approximately 41.4 bcm. In the nine months ended September 30, 2003, we delivered 102.9 bcm of natural gas to Europe. Germany, Italy, Turkey and France were our largest export markets in Europe. We are actively seeking to increase our European export efficiency and have entered into various joint ventures abroad, such as WINGAS in Germany and Gasum in Finland. See "—International Projects and Alliances in Marketing." These joint ventures allow us to capture a margin from sales further downstream in the markets we serve in addition to receiving export proceeds from deliveries at the borders of the markets we serve.

In 2002, we sold approximately 298.0 bcm of natural gas, constituting substantially all of the natural gas consumed, in Russia, and 42.6 bcm of natural gas, constituting approximately 50% of the volume of

natural gas consumed, in six FSU countries, Belarus, Estonia, Latvia, Lithuania, Moldova and Ukraine. In the nine months ended September 30, 2003, we supplied approximately 212.8 bcm of natural gas in Russia and 31.3 bcm, in the FSU. Ukraine and Belarus are the largest consumers of the volume of natural gas we supply to the FSU.

The following table sets out by volume our natural gas sales by geographical market for the periods indicated:

Gas Sales	For the nine months ended September 30,		For the year ended December 31,		
	2003	2002	2002	2001	2000
			(bcm)		
Russia	212.8	197.5	298.0	300.8	307.6
FSU	31.3	32.2	42.6	39.6	42.3
Europe	102.9	95.9	128.6	127.0	129.0
Total	347.0	325.6	469.2	467.4	478.9

The Natural Gas Market

Natural gas is gaining an increasing share of the world energy market, in part because it is an effective and environmentally clean fuel. According to the BP Statistical Review of World Energy (June 2003) (the "BP Review"), natural gas consumption, as a percentage of energy consumption in western Europe, has increased in recent years and is expected to continue to increase. This is primarily due to the growth in natural gas-fired power generating capacity, an increase in the use of natural gas for residential consumption (particularly in central and eastern Europe), a decline in the attractiveness of nuclear power, and environmental considerations (which have reduced the attractiveness of fuels such as coal). In 2002, natural gas consumption accounted for approximately 22.9% of primary energy consumption in western Europe and approximately 23.6% in central and eastern Europe.

The following table sets forth primary energy and natural gas consumption in our principal markets for 1992, 1997 and 2002 as well as the percentage of natural gas consumed as a proportion of primary energy consumption in such markets for such years:

	2002	1997	1992
	(mtoe, except for percentages)		
Western Europe[1]			
Energy consumption[2]	1,612.6	1,546.4	1,463.9
Gas consumption	368.8	315.6	245.8
Gas consumption as a percentage of primary energy consumption[3]	22.9%	20.4%	16.8%
Central and Eastern Europe[4]			
Energy consumption	228.6	247.1	245.9
Gas consumption	53.9	54.1	52.0
Gas consumption as a percentage of primary energy consumption	23.6%	21.9%	21.1%
FSU (except Russia)[5]			
Energy consumption	284.6	285.3	420.2
Gas consumption	155.2	143.9	175.8
Gas consumption as a percentage of primary energy consumption	54.5%	50.4%	41.8%
Russia			
Energy consumption	640.2	610.9	820.8
Gas consumption	349.6	315.3	375.5
Gas consumption as a percentage of primary energy consumption	54.6%	51.6%	45.7%

Source: BP Statistical Review of World Energy (June 2003).

Notes:

(1) Defined for the purposes of this table to consist of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Luxembourg, Republic of Ireland, Italy, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom.

(2) Energy consumption comprises commercially traded fuels only.

(3) Oil, gas, nuclear, hydroelectric and coal.

(4) Defined for the purposes of this table to consist of Bulgaria, Czech Republic, Hungary, Poland, Romania and Slovakia.

(5) Defined for the purposes of this table to consist of Azerbaijan, Belarus, Kazakhstan, Lithuania, Turkmenistan, Ukraine and Uzbekistan.

According to the BP Review, natural gas consumption in western Europe represented 16.2% of worldwide natural gas consumption in 2002 (13.4% in 1992). In the period from 1992 through 2002, the proportion of natural gas to primary energy consumption in western Europe rose from 16.8% to 22.9%. According to the International Energy Agency, this trend is expected to continue.

Europe

Our exports to Europe accounted for approximately 27.4% of the volume of natural gas we sold in 2002 and for 63.3% of our natural gas net sales revenues in 2002 and for 29.7% of the volume of natural gas we sold and for 66.2% of our natural gas net sales revenues in the nine months ended September 30, 2003. In 2002, we sold 128.6 bcm of natural gas to Europe (127.0 bcm in 2001), and in the nine months ended September 30, 2003 we sold 102.9 bcm of natural gas to Europe (95.9 bcm in the nine months ended September 30, 2002). We expect to increase our exports to Europe in 2004 to approximately 140 bcm.

We export natural gas to Europe mostly pursuant to long-term contracts, which generally include the following terms:

- price-setting mechanisms that are based on prices for competing forms of energy such as oil products and, to some extent, coal;
- price adjustment clauses pursuant to which the formulae for determining the price of natural gas under the contracts can be reviewed and adjusted once every three years if market conditions have changed;
- clauses that prevent unilateral termination except in instances of prolonged force majeure;
- extension clauses which provide for the automatic extension of the contract upon expiration unless one of the parties objects; and
- "take-or-pay" provisions that provide that (i) off-takers who have purchased less than the minimum contracted-for annual volume of natural gas at year's end are required to pay for some portion (but generally not all) of the shortfall and (ii) such payment is credited to the off-taker if, in a subsequent year, the off-taker purchases more than the minimum contracted-for volume of natural gas.

We are paid in U.S. dollars and euro for the natural gas we sell in western Europe. Currently, between 40% and 45% of our European net sales are denominated in euro.

Certain of our contracts contain "destination clauses" that prohibit the re-export of natural gas that is purchased from us by the importer. We received a request for information from the European Commission with respect to this clause in our contract with an Italian off-taker, under which the Italian off-taker is prevented from re-exporting gas that it purchases from us. The European Commission's original position was that the inclusion of destination clauses violated EU legislation. During the course of consultations with us, the European Commission modified its position and recognized the need to find alternatives to destination clauses that are economically viable for suppliers of natural gas. We have, for example, found such a solution with one of our offtakers, and are negotiating alternatives with several other offtakers. We will no longer include such clauses in new contracts.

During the next nine years, beginning mainly in 2008, export contracts accounting for almost one third of the volume of natural gas we currently export to Europe will expire. More than half of these volumes are under contracts that will expire in 2012.

We believe that our contracts that are scheduled to expire will be renewed. We are currently negotiating for the extension of long-term contracts that expire after 2008 with, among others, Ruhrgas, OMV and Wintershall Erdgas Handelshaus ("WIEH"), a joint venture with Wintershall. These contracts relate to aggregate minimum natural gas volumes of approximately 22 bcm per year. Our new contracts will not contain destination clauses. See "—Western Europe."

Western Europe

The following table sets out our natural gas export volumes to western European countries for the periods indicated:

Country	For the year ended December 31,			
	2003[1]	2002[1]	2001[1]	2000[1]
	(bcm)			
Austria	6.0	5.2	4.9	5.1
Finland	5.1	4.6	4.6	4.3
France	11.2	11.4	11.2	12.9
Germany	29.6	31.5	32.6	34.1
Greece	1.9	1.6	1.5	1.6
Italy	19.7	19.3	20.2	21.8
The Netherlands	2.3	1.4	0.1	0
Switzerland	0.3	0.3	0.3	0.4
Turkey	12.9	11.8	11.1	10.2
Total[2]	**89.0**	**87.1**	**86.6**	**90.4**

Notes:

(1) Management estimates. The information in this table does not include natural gas volumes that are purchased and then resold by some Gazexport subsidiaries, for example in connection with the exchange operations described below.

(2) Totals may not add due to rounding.

We have delivered natural gas to western Europe since the late 1960s, providing us with a significant amount of commercial experience in the region. Acting through Gazexport, we supply natural gas to our western European customers on the basis of long-term contracts, the initial terms of which are generally 20 years or longer. Outstanding long-term supply contracts with major western European customers have remaining terms of between four and 19 years.

Currently, our principal western European customers are Ruhrgas (Germany), ENI (Italy), Gaz de France (France), Botas (Turkey), OMV (Austria) and our joint ventures in Germany, WINGAS, in which we have a 35% stake, and WIEH, in which we have a 50% stake.

One of our fastest growing export markets in recent years has been Turkey. While domestic economic difficulties have reduced Turkish demand in 2003, we still believe that the Turkish gas market has significant long-term growth potential. According to statistics compiled by Botas, Turkey's state-owned gas company, natural gas consumption in Turkey amounted to approximately 17.6 bcm in 2002, of which our exports accounted for 11.8 bcm, or 67.0%, compared to consumption of approximately 16.4 bcm in 2001 and 14.6 bcm in 2000, of which our exports accounted for 11.1 and 10.3 bcm, or 67.7% and 69.9%, respectively. Our natural gas exports to Turkey are delivered via the Transbalkan Pipeline through Ukraine, Romania and Bulgaria and the Blue Stream pipeline under the Black Sea that links Russia directly with the Turkish market. Deliveries through Blue Stream were temporarily halted from March to August 2003 due to a disagreement with Botas. In November 2003, we resolved all the outstanding disagreements. Total deliveries of gas to Turkey through the Blue Stream pipeline in 2003 were 1.3 bcm, and we expect to deliver approximately 4 bcm through the Blue Stream pipeline in 2004. See "—Transportation—International Projects and Alliances for Transportation—Blue Stream Project."

Since 1998, we have negotiated a number of agreements, some of which extended our existing contracts, including contracts with: Ruhrgas (Germany) under which we have a maximum annual delivery obligation of 22.6 bcm annually through 2008, falling to 15.2 bcm annually through 2020, and with whom we have entered into a second contract for possible further deliveries of 1.5 bcm through 2010; Gaz de France, under which we have a maximum annual delivery obligation of 8.0 bcm annually through 2015; Gasunie (The Netherlands), under which we will have a maximum annual delivery obligation of 4.0 bcm during its plateau period through 2021; and WINGAS (Germany), under which we will have a maximum annual delivery obligation of 4.0 bcm through 2023. Export volumes under our western European export contracts are usually expressed as a range, the lower end of which establishes the benchmark for the take-or-pay obligation and the upper end of which establishes our maximum annual delivery obligation. We are also seeking to expand our position in spot trading markets in Europe both independently and through our partners and affiliated companies.

We also participate in spot-market trading of natural gas in the United Kingdom, through our capacity in the Interconnector pipeline, and in Belgium. These transactions are conducted by Gazprom UK Trading Ltd. and WINGAS. See "—Transportation—International Projects and Alliances for Transportation—United Kingdom Interconnector Pipeline."

We receive natural gas for sale on spot markets through exchange operations with our traditional trading partners in Europe. In September 2003, Gazexport, WINGAS, ZMB and Gazprom UK Trading entered into an agreement under which they plan to supply to the United Kingdom market up to 8 bcm by 2010 on a spot market basis. This contract supplemented a framework agreement on short-term gas trading between Gazexport and WINGAS that was concluded in November 2002. Gazexport, Gaz de France and Gazprom UK Trading also concluded a framework agreement on spot market deliveries to the United Kingdom market in November 2003, and pursuant to this agreement contracts for the delivery of 0.82 bcm of natural gas were concluded in 2004. Additional sales on spot markets will be made in cooperation with Ruhrgas.

The table below shows the volumes we sold on a spot market basis in the United Kingdom and Belgium.

	(bcm)
2000	0.26
2001	0.30
2002	1.74
2003	2.15

Western European gas markets are undergoing significant restructuring. In particular, the Gas Directive, adopted in August 1998 and subsequently replaced by the new Gas Directive, adopted in June 2003, seeks to deregulate and liberalize the EU gas market by introducing greater competition into the market and reducing gas prices for the end-user. The Gas Directive seeks to accomplish these objectives by opening transmission and distribution infrastructure to third parties and establishing fair tariffs for third-party use of natural gas transportation infrastructure and greater transparency of transportation and distribution costs by unbundling of the accounts for gas transportation, distribution and storage. The new Gas Directive will increase competition in European gas markets as a greater number of suppliers gain access to the natural gas infrastructure.

The adoption of the new Gas Directive in June 2003 has accelerated these deregulatory processes. Starting from July 1, 2004, all non-household gas consumers are to be able to select the gas supplier, and from July 1, 2007 this selection is to be extended to all natural gas consumers. The new Gas Directive also provides for regulated access by all parties to the gas transportation and gas distribution systems in the EU member states on the basis of published tariffs applicable to all gas suppliers, thereby increasing competition in the EU gas market. See "—Competition—Western Europe."

Central and Eastern Europe

We enjoy a dominant position in supply to the central and eastern European gas markets for historical, economic, political and geographic reasons. The following table sets out our natural gas export volumes to central and eastern European countries for the periods indicated:

Country	For the year ended December 31,			
	2003[1]	2002[1]	2001[1]	2000[1]
	(bcm)			
Bosnia	0.2	0.2	0.1	0.3
Bulgaria	2.9	2.8	3.3	3.2
Croatia	0.6	1.2	1.2	1.2
Czech Republic	7.4	7.4	7.5	7.5
FYROM	0.1	0.1	0.1	0.1
Hungary	10.4	9.1	8.0	6.5
Poland	7.4	7.1	7.5	6.8
Romania	5.1	3.5	2.9	3.2
Serbia and Montenegro	1.9	1.7	1.7	1.2
Slovakia	7.3	7.7	7.5	7.9
Slovenia	0.7	0.6	0.6	0.7
Total[2]	**43.9**	**41.4**	**40.4**	**38.6**

Notes:

(1) Management estimates. The information in this table does not include natural gas volumes that are purchased and then resold by some Gazexport subsidiaries, for example in connection with the exchange operations described above.

(2) Totals may not add due to rounding.

We face similar competitive pressures in central and eastern Europe from the liberalization of the natural gas market to those that we face in western Europe. These competitive pressures will be enhanced as more countries in the region join the European Union and further privatize state-owned natural gas companies and we face increased competition from other suppliers of natural gas. Despite the steps taken by central and eastern European countries to diversify their sources of gas supplies, as a result of historical and economic factors, including the geographic proximity of central and eastern European markets to Russia, we believe that we will retain our historical role as the largest supplier of gas to central and eastern Europe.

In recent years, we have adopted a policy of negotiating medium-term and long-term contracts with our central and eastern European customers and gradually introducing western European contract terms into these contracts. Most of our central and eastern Europe export contracts now contain terms similar to those discussed above. See "—Europe."

We supply natural gas in central and eastern Europe to state-owned natural gas distribution companies and in certain countries to joint ventures in which we participate in gas marketing and distribution. We are also considering the acquisition of additional gas marketing and distribution assets in the region.

The FSU

Our exports to the FSU accounted for approximately 9.1% of the volume of natural gas we sold and 9.7% of our natural gas net sales revenues in 2002 and 9.0% of the volume of natural gas we sold and 6.9% of our natural gas net sales revenues in the nine months ended September 30, 2003. In 2002, we sold 42.6 bcm of natural gas to the FSU (39.6 bcm in 2001), and in the nine months ended September 30, 2003 we sold 31.3 bcm of natural gas to the FSU (32.2 bcm in the nine months ended September 30, 2002). The following table sets out our natural gas export volumes to FSU countries for the periods indicated:

Country	For the year ended December 31,			
	2003[1]	2002[1]	2001[1]	2000[1]
	(bcm)			
Armenia	0.3	—	—	—
Belarus	10.2	10.2	11.6	10.8
Estonia	0.9	0.7	0.7	0.6
Georgia	0.3	—	—	—
Latvia	1.2	1.1	1.1	1.0
Lithuania	2.9	2.4	2.2	2.0
Moldova	2.4	2.1	2.1	1.8
Ukraine	26.0	26.0	21.9	26.1
Total[2]	**44.1**	**42.6**	**39.6**	**42.3**

Notes:

(1) Management estimates.

(2) Totals may not add due to rounding.

Current annual contract prices for the natural gas we supply to FSU countries (other than to Belarus) are higher than current Russian domestic prices but lower than the prices we realize on sales to Europe.

Since 1999 we have limited our export supplies to certain FSU countries to avoid further exposure to non-paying customers. However, we expect these markets to recover. We plan to supply approximately 49.5 bcm of natural gas annually to the FSU through 2005, decreasing to approximately 45.8 bcm annually by 2010. In 2000, we signed long-term contracts with consumers in the Baltic States, which have historically maintained low levels of arrears, to supply a total of 25.5 bcm of natural gas between 2000 and 2005. We recently prolonged our gas supply contracts with customers in Estonia, Latvia and Lithuania through 2015.

Gas deliveries to Ukraine, Belarus and Moldova are made pursuant to contracts with the national natural gas companies Naftogaz Ukrainy, Beltransgaz and Moldovagaz, respectively. These contracts are negotiated annually pursuant to intergovernmental agreements. The contracts set out price parameters for the natural gas being sold and transit rates for natural gas through the relevant country. Sales to FSU countries are made directly by OAO Gazprom.

Ukraine, our largest FSU customer, is traversed by major pipeline routes from the natural gas fields of western Siberia to export markets in Europe. Ukraine is also the source of substantial amounts of our industrial supplies, such as pipes and construction equipment. Currently, we are dependent on Ukraine for the transit of substantially all our natural gas sold in western Europe. In fulfilment of an intergovernmental agreement between Russia and Ukraine, in June 2002 we concluded an agreement with Ukraine on the transit of at least 110 bcm annually across Ukraine to Europe through 2013. Our projects to expand out transportation routes, including the Yamal-Europe pipeline, which is nearing completion, the Blue Stream pipeline, which is substantially completed, and the proposed North European pipeline under the Baltic Sea, will reduce our dependence on Ukraine for the transportation of natural gas to western Europe (including Turkey). See "—Transportation—International Projects and Alliances for Transportation." Moreover, Ukraine is dependent on us to meet its domestic natural gas requirements. This interdependence is taken into account in negotiations over a number of matters, including the terms of payment for natural gas supplied by us and transit fees charged by Ukraine.

Under an intergovernmental agreement concluded in 2002 between the Russian Government and the government of Belarus on expanding cooperation in the gas sector, the Belarussian gas company Beltransgaz was to be converted into an open joint stock company and we were to participate in a joint venture with Beltransgaz for the supply and transportation of natural gas in Belarus. However, we have not yet reached an agreement on the terms of our participation in this joint venture and the valuation of the assets of Beltransgaz. As a result, we have sought to conclude separate agreements with Belarus for the supply and transit of natural gas, with specified rates for both the supply of natural gas and the provision of transportation services. We have not yet reached an agreement on these proposals, and Belarus instead sought for us to continue supplies of natural gas to on our prior terms, which were equivalent to prices for household consumers in price zone five in Russia. As a result of the failure to reach an agreement on these matters, we largely stopped selling natural gas to customers in Belarus in January 2004. Our transit of gas to the countries in Europe through the pipeline network in Belarus, including the Yamal-Europe pipeline, has not been affected. See "—Transportation—Natural Gas Transit through Ukraine and Belarus."

Natural gas has been supplied to Belarus on a commercial basis since January 2004 by Itera and TransNafta, and Sibur has also agreed to supply natural gas to Belarus on a commercial basis. However, Belarus has not signed long-term contracts for further deliveries of gas from these or other suppliers. The volumes being supplied to Belarus under the present arrangements are significantly below consumption requirements, and as a result Belarus may experience gas supply stoppages or shortages. We are currently seeking to conclude agreements with Belarus for the supply and transit of gas on a contractual basis.

The failure of a number of FSU customers to pay us for supplies of natural gas has resulted in substantial debts to us. As of September 30, 2003 and December 31, 2002, accounts receivable due from FSU countries for sales of natural gas were RR65,203 million and RR64,121 million, respectively (including VAT but excluding charges for late payment). This included amounts due from customers in Ukraine of RR42,226 million, Belarus of RR2,433 million and Moldova of RR19,668 million as of September 30, 2003, as compared to amounts due from customers in Ukraine of RR41,633 million, Belarus of RR3,733 million and Moldova of RR17,206 million as of December 31, 2002. These also represent our largest natural gas markets in the FSU. In June 2000, we limited deliveries of natural gas to Ukrainian customers to those deliveries required to pay for transit services through Ukraine, although since 2001 we have made some sales of gas to Ukrainian customers on a commercial basis. Since 2000, no further debts for the non-payment of gas delivered to Ukraine have accrued.

We are also taking specific measures to reduce arrears for payments of natural gas owed by FSU customers. In 2000, Moldova restructured a portion of its debt to us by issuing U.S.$90 million worth of sovereign notes with a repayment schedule over seven years. In 2001, we cancelled indebtedness to us for gas supplied in 1997 in exchange for equity in Moldovagaz valued at U.S.$60 million. An amount of U.S.$276 million owed by Ukraine was set off against delivery of military hardware to the Ministry of Defense of the Russian Federation. In consideration of this delivery of military hardware, we received tax credits in an amount equal to the amount owed to us by Ukraine. In October 2001, the Russian Government signed agreements with the Cabinet of Ministers of Ukraine and with the Government of Moldova that provided for the restructuring of Ukraine's and Moldova's remaining debt for previously supplied natural gas in the amounts of U.S.$1.4 billion and U.S.$0.9 billion, respectively. According to the agreement between the Russian Government and the Cabinet of Ministers of Ukraine, Naftogaz Ukrainy is to transfer Eurobonds maturing between 2004 and 2013 to us in full settlement of these remaining

obligations. We are currently engaged in discussions to resolve certain outstanding tax and legal issues in connection with such settlement. We are also currently conducting negotiations on the restructuring of Moldova's remaining debt to us.

Russia

In 2002, we sold 298.0 bcm of natural gas, representing 63.5% of our total natural gas sales volumes and 27% of our natural gas net sales revenues in 2002. In the nine months ended September 30, 2003, we sold 212.8 bcm of natural gas in Russia, representing 61.3% of our total natural gas sales volumes and 26.9% of our natural gas net sales revenues.

Domestic Market Conditions. The Government regulates natural gas prices for the gas that we sell but does not regulate the prices of crude oil or coal (or the price of natural gas sold by independent producers). As a result, the regulated price of natural gas in 2004 is approximately 85% of the price of power-generating coal, and approximately 35% of the price of fuel oil as referenced against one toe.

The result of the regulation of natural gas at below market prices has been a shift in Russia toward increased use of natural gas compared with other sources of energy. Russia has the world's most gas-intensive economy. In contrast to many other major industrial economies where gas is primarily used for household consumption, natural gas in Russia is used principally for electricity generation and in the metallurgical and chemical industries. We believe that households accounted for 17% of the volume of the natural gas that we supplied in Russia in 2003, while industrial users, electricity generation, federal budget and municipal organizations and other non-household consumers accounted for 83% of the volume of the natural gas that we supplied in Russia in 2003.

Specific wholesale prices fixed by the Federal Energy Commission of Russia (the "FEC") or, from March 12, 2004, the FTS, are differentiated between household and industrial consumers, as well as along seven price bands among which prices vary based on relative distance from the gas production region.

Wholesale prices for natural gas supplied to industrial consumers in the Russian Federation are higher than wholesale prices for natural gas supplied to household consumers. In addition, excise tax applied to sales to industrial consumers prior to January 1, 2004 but not to sales to household consumers.

The following table sets forth the regulated nominal wholesale natural gas prices for industrial consumers in the Russian Federation in each price band for the periods indicated in nominal RR per thousand cubic meters, including excise tax (for periods prior to January 1, 2004) but excluding VAT. The excise tax was approximately 15%, but was abolished from January 1, 2004.

Price bands	From Nov. 1, 1999	From May 1, 2000	From Jan. 20, 2001	From Feb. 15, 2002	From July 1, 2003	From Jan. 1, 2003	From Jan. 1, 2004
				(nominal RR per mcm)			
0	224	224	264	317	365	438	526
I	258	270	319	383	440	528	634
II	283	315	372	446	513	616	739
III	305	353	417	500	575	690	828
IV	312	371	438	526	605	726	871
V	317	388	458	550	633	760	912
VI	323	400	472	566	651	781	937
Price increase	20%	20%	18%	20%	15%	20%	20%
Weighted average	312	373	440	528	607	732	873

The total price paid by industrial consumers for natural gas includes the regulated wholesale price, a transportation tariff and a marketing and sales services fee. The wholesale price, which was established by the FEC and is now established by the FTS, is paid to us, and prior to January 1, 2004 included the 15% excise tax applicable to sales to industrial consumers. The transportation tariffs, which were also established by the FEC and now by the FTS, but which vary by region, are paid to the regional gas distribution companies that transport the gas through their medium- and low-pressure pipelines to the industrial consumers, and the marketing and sales service fees, which were also set by the FEC, and are now established by the FTS, are paid to the regional trade houses.

The following table sets forth the regulated nominal wholesale gas prices for household consumers in the Russian Federation in each price band for the periods indicated in nominal RR per mcm (excluding VAT).

Price bands	From Nov. 1, 1999	From May 1, 2000	From Mar. 1, 2001	From Feb. 15, 2002	From Aug. 1, 2002	From Feb. 1, 2003	From Jan. 1, 2004
				(nominal RR per mcm)			
0	157	181	226	271	314	387	464
I	165	190	238	286	332	410	492
II	181	208	260	312	362	447	536
III	194	223	279	335	389	480	576
IV	198	228	285	342	397	490	588
V	203	233	291	349	405	500	600
VI	206	237	296	355	412	508	610
Price increase	5%	15%	25%	20%	16%	23%	20%
Weighted average	200	231	289	347	402	495	595

The total price paid by household consumers for natural gas is established by the regional authorities and covers the regulated wholesale price for household consumers, a transportation tariff and a marketing and sales services fee. In some cases, the total price may also cover a utilities or municipal maintenance fee. The wholesale price, which was established by the FEC and is now established by the FTS, is paid to us. The transportation tariffs, which were also established by the FEC and now by the FTS, but which vary by region, are paid to the regional gas distribution companies that transport the gas through their medium- and low-pressure pipelines to the household consumers, and the marketing and sales services fees, which were also set by the FEC, and are now established by the FTS, are paid to the regional trade houses.

The pricing structure for household consumers is complicated by a variety of factors. These include the existence of multiple price sub-categories (for example, pensioners and war veterans pay discounted prices); the lack of metering devices on individual apartments (gas fees are generally included as part of the monthly rent); and the fact that certain customers cannot be cut off for non-payment because of legal and technical constraints.

From late 1996 through 1999, regulated gas prices remained stable. Since 2000, the Government has adjusted gas prices on an annual basis. The Government increased gas prices by an average of 20% for 2003 for both industrial consumers and household consumers by raising the price of gas for industrial consumers by 20% from January 1, 2003 and for household consumers by 23% from February 1, 2003. Prices for both industrial and household consumers were increased by a further 20% from January 1, 2004. In 2003, average wholesale prices for household consumers were 32.4% lower than those charged to industrial consumers, and in 2004 average wholesale prices for household consumers are 31.8% lower than those charged to industrial consumers.

The Government has also acknowledged that domestic gas prices remain low, notwithstanding that prices increased at a faster rate than inflation from 2002. We annually propose increases in the regulated price of natural gas. For example, we have proposed an increase of 16% in domestic gas prices for 2005 and 22% for 2006 (in each case excluding inflation, which is estimated at 10% in 2005 and 9.6% in 2006). In March 2004 the Ministry of Economic Development and Trade proposed price increases of 20% for 2005, 11% for 2006 and 8% for 2007 (in each case including expected inflation). The final decision on regulated gas prices for 2005 will be made by the Government. We have also proposed to increase the number of wholesale price zones from seven to eleven, in order to reflect actual transportation costs to regions that are more distant from production fields, and to introduce seasonal variation in gas prices, in order to smooth demand and transportation requirements.

The Russian Energy Strategy for the period through 2020 (as approved by the Government in May 2003 and signed by the Prime Minister of the Russian Federation in September 2003) includes estimates of long-term dynamics of gas prices required in order to achieve targeted levels of gas production. These average prices are forecast at U.S.$40-41 in 2006 and U.S.$59-64 in 2010 per mcm, excluding VAT. The Russian Energy Strategy also provides for a gradual shift to the sale of gas at market prices in order to facilitate self-financing by gas market participants and a more objective estimation of demand for gas. As a first step towards the sale of gas at market prices, together with independent producers we have prepared proposals on organizing open tenders for the sale at market prices of certain quantities of gas

(determined by the Government) at market prices. Such sales would help to test and develop market relationships and provide a foundation for the further development of this market, ultimately leading to the creation of a gas market in Russia in which prices and volumes are determined by market forces.

Domestic Sales. We sell our products domestically through our wholly-owned subsidiary Mezhregiongaz and the 43 regional trade houses in Russia that we control (out of a total of 53 regional trade houses). Our customers are large industrial consumers, regional gas distribution companies and household consumers. We also sell natural gas to the remaining key regional trade houses, which we do not control.

Our sales to household customers have increased as we have gained influence over regional gas distribution companies. Beginning in the late 1990s, we began acquiring interests through debt for equity swaps in regional gas distribution companies. The regional gas distribution companies own and operate medium and low-pressure pipelines that transport gas to end consumers. As of December 31, 2003, we had controlling interests in 114, and non-controlling interests in an additional 71, of the approximately 320 regional gas distribution companies in Russia.

Our acquisitions of controlling interests in the regional gas distribution companies have enabled us to capture the transportation tariffs that are payable to them in respect of the transportation services they provide, as described above. In addition, part of our strategy has been to remove regional gas distribution companies from the marketing chain. In the past, some regional gas distribution companies purchased gas from the regional trade houses and marketed and sold it to end users. We have implemented a strategy according to which the regional trade houses contract directly with and collect payments from the end customers, including households. Nearly all of the regional trade houses now operate on this basis.

We also recently tested a strategy to streamline our domestic marketing operations by removing Mezhregiongaz from the marketing chain, allowing us to sell gas directly through our 43 regional trade houses. We hoped that removing Mezhregiongaz from the marketing chain would result in cost and tax savings and increase the efficiency of our marketing. As part of this strategy, starting from January 2003 on a trial basis we concluded 15 contracts to sell gas directly to our regional marketing subsidiaries. Following an evaluation of the results of this test, we discontinued this program in late 2003.

In the past several years, we have shifted from long-term domestic gas supply contracts with terms of up to ten years (subject to annual delivery volume adjustments) to one year gas supply contracts with our industrial customers and regional gas distribution companies. These contracts require customers to make full payment (excluding any advance deposits) for the natural gas they received on or before the tenth or fifteenth day of the month immediately following the month of delivery. The contracts may contain penalty terms for late payment and customers' supplies of natural gas may be restricted and eventually stopped if non-payment continues. In addition, surcharges may be levied for gas supplied in excess of the contracted-for daily quotas (50% in winter and 10% in summer).

Delayed Payments for Gas Deliveries in Russia. During the early and mid-1990s, natural gas prices rose rapidly for all domestic customers, partly to keep pace with high inflation and partly to reflect the much higher prices received from exports to Europe. The sharp rise in price led to an increase in non-payment by Russian customers and settlement in forms other than cash. The increase in the price of natural gas had a particularly pronounced negative impact on the power generating industry, which accounted for most of the non-payments.

From 1999 through 2002, we improved our cash collection dramatically for natural gas delivered to Russian consumers. This was due generally to the improvement of the Russian economy and more specifically to our cooperation with consumers and administrations of various Russian regions. As of September 30, 2003, gross accounts receivable for natural gas supplied to Russian customers amounted to RR40,933 billion, compared to RR47,768 billion as of December 31, 2002 and RR56,073 billion as of December 31, 2001 (including Russian VAT but excluding late payment charges). Most of the accounts receivable for natural gas supplied to Russian customers is in respect of customers in southern Russia, including in Chechnya, Dagestan and the Saratov and Stavropol regions. During 2002, we received approximately 79% of payments for domestic gas sales in cash, and 21% in other forms, almost all of which constituted promissory notes. For the nine months ended September 30, 2003, we received approximately 80% of payments for domestic gas sales in cash and the remainder in other forms, almost of all of which constituted promissory notes. We have also significantly shortened the average maturity of the promissory notes that we receive in such transactions.

Pursuant to various Government regulations, we do not have the right to cut natural gas deliveries to a number of categories of consumers, including hospitals, household utilities (such as water and electricity suppliers), military and state telecommunication organizations, and other consumers whose activities are vital for Russia's national security and environmental safety.

International Projects and Alliances in Marketing

WIEH Marketing Arrangement. In 1990, we and BASF agreed to undertake the joint marketing of natural gas and to build and operate a network of trunk gas pipelines in Germany. See "Transportation—International Projects and Alliances in Transportation."

We and Wintershall AG (a wholly-owned subsidiary of BASF) each have a 50% shareholding in the trading company WIEH. WIEH purchases its natural gas supplies exclusively from Gazexport under long-term contracts. We have concluded two long-term natural gas supply contracts with WIEH for a total annual volume of 13.9 bcm. WIEH sells gas to WINGAS, Verbundnetzgas, a major natural gas distributor in eastern Germany (of which ZGG, a wholly-owned subsidiary of Gazexport, owns approximately 5%) and BASF. WINGAS sells gas to municipal undertakings, gas utilities and major industrial consumers. We have also concluded two long-term natural gas supply contracts directly with WINGAS for a total annual volume of 5.8 bcm during the plateau period. In 2003, under these contracts we supplied 17.2 bcm (14.4 bcm in 2002) of natural gas to WINGAS and WIEH for sale in Germany and other western European countries.

Beltransgaz privatization. The Belarussian parliament is in the process of privatizing Beltransgaz, the Belarussian state-owned gas transportation and distribution company. Under the auspices of an agreement between the Government of the Russian Federation and the government of Belarus on expanding cooperation in the gas sector, we have held negotiations with the government of Belarus for the creation of a joint gas transportation organization and the formation of a joint venture with Beltransgaz. We have been unable to reach an agreement with the government of Belarus on the terms of our participation in a joint venture. See "—The FSU."

SPP privatization. Approximately 80% of Russian natural gas supplied to Western Europe passes through the gas transit pipelines in Slovakia, and Slovensky Plinarensky Priemysel A.S. ("SPP") has a monopoly over transportation, storage and distribution of gas in Slovakia. SPP owns and operates gas pipeline networks with a total length of 2,268 km and an annual throughput of 93 bcm as well as storage in Slovakia and Czech Republic with a total capacity of 1.8 bcm. In March 2002, Ruhrgas and Gaz de France participated in a tender for the privatization of a 49% interest in SPP, and paid U.S.$2,765 million for the privatized shares. We hold an option, which expires in July 2004, to acquire a one-third interest in the privatized stake currently held by Ruhrgas and Gaz de France. In February 2004 we reached an agreement with Ruhrgas and Gaz de France on adjustments to the terms of our option in SPP that take account of the appreciation of the euro, and we are currently finalizing a feasibility study and developing a strategy for our participation in SPP.

Romanian Gas Distribution. We are currently considering participating in the privatization of the Romanian gas distribution and transportation companies Distrigas Sud and Distrigas Nord, in order to improve our access to the end users of natural gas, to improve the marketing base for the gas that we export and to increase our presence in gas distribution in markets that we believe will have increasing gas consumption on a medium- and long-term basis. We have reached an agreement to form a consortium with Marco Industries B.V. to participate in the privatization of Distrigas Sud and Distrigas Sud, and another European energy company may also join this consortium. In March 2004, we made a nonbinding bid to participate in the privatization tender.

Baltic region. We have acquired interests in several natural gas companies in the Baltic region. Our interests in these companies enables us to improve their operational efficiency, to stabilize the gas markets in these countries and to increase our foreign currency earnings.

We have been a shareholder in the Estonian gas company AO Eesti Gaas since 1993, and currently hold a 37.0% interest. Eesti Gaas engages primarily in marketing and transportation of gas through gas transportation pipelines and the development and modernization of Estonia's gas transportation system.

We have been a shareholder in the Latvian gas company AO Latvias Gaze since 1997, and currently hold 25% plus one share. We are considering the acquisition of an additional 9% interest in Latvias Gaze. Latvias Gaze engages primarily in supplying and marketing natural and liquified gas in Latvia, and also operates the gas transportation system within Latvia.

In March 2004, we acquired a 34% interest in AO Lietuvos Dujos for RR1,020 million. Lietuvos Dujos engages primarily in the distribution and transportation of natural gas in Lithuania.

KazRosGaz. In implementation of an intergovernmental agreement between Russia and Kazakhstan in the gas sector concluded in November 2001, with ZAO NK KazMunaiGaz we formed the joint venture ZAO KazRosGaz to purchase and market natural gas, process it at gas processing plants in Russia, among other activities. Since September 2002, KazRosGaz has been purchasing gas from the Karachaganakskoye field, and in 2004 it began delivering natural gas from Central Asia to customers in

Azerbaijan. KazRosGaz also purchases gas and delivers it to our Orenburg Gas Refinery. See "Refining—Projects and Alliances in Refining—Karachaganak Gas Processing."

Other Joint Ventures. In addition to our activities in Germany, we have established joint ventures to transport and market natural gas in other European markets. In certain countries, our subsidiaries or affiliates also distribute natural gas. We have begun to implement our strategy of acquiring equity participations in gas transportation companies and gas marketing companies, which was a success in Germany, in other European markets. The following table summarizes the main natural gas transportation and marketing joint ventures in which we participated in European markets other than Germany as at December 31, 2003:

Country	Entity	Interest	Joint Venture Partner	Description
Austria	Gas und Warenhandelsgesellschaft GmbH	50%	OMV	Gas marketing, gas trading and general trading company
Bulgaria	Overgaz Inc.	50%	AO Overgaz Holding	Marketing of Russian natural gas in Balkan countries
Estonia	AO Eesti Gaas	37%	Ruhrgas AG, Fortum Corporation, Itera- Latvia, other shareholders	Marketing of natural gas, development of Estonia's gas transportation networks
Finland	Gasum Oy	25%	Fortum Corporation, Ruhrgas, the State of Finland, other Finnish companies	Gas transportation and marketing
	NordGaz Oy	50%	Fortum Corporation	Transportation of natural gas and operation of gas transportation network
France	Fragaz	50%	Gaz de France	Gas distribution and general trading activities
Greece	Prometheus Gas	50%	Copelouzos	Gas marketing and construction of gas transportation systems
Hungary	Panrusgaz	40%	MOL	Gas marketing and distribution
Italy	Promgaz	50%	ENI	Gas marketing and distribution
Latvia	AO Latvias Gaze	25%	Itera-Latvia, Ruhrgas Energie Beteiligungs, E.ON Energie AG, the State of Latvia, other shareholders	Marketing of natural gas and liquefied gas, development and modernization of Latvia's natural gas and services industries
Lithuania	Stella Vitae	30%	Auri, other shareholders	Marketing of gas, crude oil and refined products
Poland	EuRoPol GAZ S.A.	48%	PGNiG S.A.	Transportation, construction, ownership and operation of the Polish section of the Yamal-Europe project
	Gas Trading	16%	PGNiG S.A., Bartimpex S.A., WIEH, Wenglokoks	Gas marketing, liquified gas trading
Slovakia	Slovrusgaz	50%	SPP	Gas transportation and marketing, general trading business
Turkey	Turusgaz	45%	Botas International Ltd., Gama Industrial Plants Manufacturing and Erection Corp.	Gas marketing

We and our subsidiaries also own stakes in companies located in Armenia, Belarus, Kazakhstan, Moldova, The Netherlands, Serbia and Montenegro, Ukraine and the United Kingdom.

Competition

The oil and gas industry is currently subject to several important influences that impact the industry's competitive landscape. These include the following:

Consolidation. In the past few years, the strategic and competitive landscape of oil and gas markets have been transformed by mergers and acquisitions, driven mainly by aspirations for greater profits and intensified competition to capture the growing potential of new, attractive business opportunities.

Technological Advances. Technological innovations in the oil and gas industry have improved the technical-economic performance in finding and developing hydrocarbon resources. Active and effective application of advanced technology has helped to improve geologic exploration success rates, to increase field life and recovery rates from existing fields and to reduce full project cycle costs. In general, there is comparable access to technology across the industry, and to achieve our strategic and financial goals, we will seek to compete by applying available technology to complex projects.

Environmental and Social Concerns. Oil and gas companies worldwide are also facing increasing demands to conduct their operations consistent with environmental protection and social goals. Investors, customers and governments are more actively following companies' performance with respect to environmental responsibility, human rights and development of alternative and renewable fuel resources. As a result, we expect competition to intensify in the markets we serve.

Europe

The table below shows the proportion of European natural gas supply attributable to each supplier of natural gas to the European market in 2002.

Country	% of European Natural Gas Supply in 2002
Russia (Gazprom)	25.5
United Kingdom	20.1
The Netherlands	14.0
Norway	12.9
Algeria	10.9
Germany	4.2
Italy	2.9
Denmark	1.7
Nigeria	1.5
Other	6.3

Source: CEDIGAZ—"Natural Gas in the World—2002" (July 2003).

Western Europe

Natural gas supplies to western Europe have outpaced demand in the past several years and, according to specialists from the International Energy Agency, this trend will continue until 2007-2008. As a result, we anticipate exporting natural gas to western Europe at close to the minimum amounts defined in our export contracts over this period. Over the long-term, however, production in the countries of western Europe will continue to decline due to the depletion of explored natural gas reserves in the region and imports from Russia, Algeria and Norway are likely to increase in importance as a proportion of consumption.

Western European gas markets are undergoing significant restructuring. In particular, the Gas Directive, adopted in August 1998 and subsequently replaced by the new Gas Directive, adopted in June 2003, seeks to deregulate and liberalize the EU gas market by introducing greater competition into the market and reducing gas prices for the end-user. The Gas Directive seeks to accomplish these objectives by opening up transmission and distribution infrastructure to third parties and establishing fair tariffs for third-party use of natural gas transportation infrastructure and greater transparency of transportation and distribution costs by unbundling of the accounts for gas transportation, distribution and storage. The new Gas Directive will increase competition in European gas markets as a greater number of suppliers gain access to the natural gas infrastructure.

The adoption of the new Gas Directive in June 2003 has accelerated these deregulatory processes. Starting from July 1, 2004, all non-household gas consumers are to be able to select the gas supplier, and from July 1, 2007 this selection is to be extended to all natural gas consumers. The June 2003 Gas Directive also provides for regulated access by all parties to the gas transportation and gas distribution systems in the EU member states on the basis of published tariffs applicable to all gas suppliers, thereby increasing competition in the EU gas market. Because of the distance of our natural gas fields from consumers in Europe, it is difficult for us to engage in spot transactions involving physical settlement. We believe, however, that natural gas is likely to continue to be supplied under long-term export contracts, both because long-term contracts provide a stable supply of natural gas to Europe during a period of declining local production and because long-term supply contracts are essential in enabling us to finance investment in our natural gas exploration and development. We expect that the substantial gas reserves owned by Gazprom will support our competitive position as a major supplier of natural gas to the western European market. We also intend to build on our current position and experience in spot trading to take advantage of the new opportunities that may develop in the course of the restructuring of European natural gas markets.

We received a request for information from the European Commission with respect to the destination clause in our contract with an Italian off-taker, under which the Italian off-taker is prevented from re-exporting gas that it purchases from us. The European Commission's original position was that the inclusion of destination clauses violated EU legislation. During the course of consultations with us, the European Commission modified its position and recognized the need to find alternatives to destination clauses that are economically viable for suppliers of natural gas. We have, for example, found such a solution with ENI, and are negotiating alternatives with several other offtakers. We will no longer include such clauses in new contracts.

In response to the changes in the European market that have been brought about by the Gas Directive and that are expected to result from the new Gas Directive, we have entered into a number of marketing joint ventures and we now have joint ventures in, among other countries, Austria, Finland, France, Germany, Hungary and Italy. See "—Marketing—International Projects and Alliances in Marketing."

Developed reserves and production of natural gas and crude oil in western Europe are expected to decline in the next several years. For example, production of natural gas in the United Kingdom is expected to decrease by 2005 and, accordingly, its imports will increase to keep pace with the growth of demand. According to estimates by EC experts, the dependence of EU member states on imports of gas from third-party countries will grow from 40% in 2000 to 70% in 2020, which may lead to increased demand for Russian gas.

Central and Eastern Europe

The competitive pressures we face in central and eastern Europe are similar to those we face in western Europe, namely a liberalization of the natural gas market, privatization of natural gas companies and competition from other suppliers. As a result of existing historical and economic factors, as well as the geographical proximity of central and eastern European markets to Russia, we still consider ourselves to be the main supplier of gas to countries in this region. Despite the steps taken by central and eastern European countries to diversify their sources of gas supplies, we believe we will retain our role as the leading supplier of gas to central and eastern Europe.

Russia and the FSU

In Russia, we face competition from other crude oil and natural gas suppliers, in particular from independent suppliers in Russia. In the FSU, we face competition from independent suppliers in Russia and natural gas producing companies in Turkmenistan, Kazakhstan and Uzbekistan. Since April 1998, independent Russian suppliers have been granted non-discriminatory access to existing UGSS capacity in Russia. The independent suppliers (the largest of which include Eural Trans Gas, Itera, OAO NOVATEK, OOO Orensal and OAO Tsentrrusgaz) have historically been, and continue to be, our competitors. In our view, this position is mainly a result of the Government's policy of offering preferential terms for gas sales by such independent suppliers (for example, the low transportation tariff set by the Federal Energy Commission for transportation of natural gas through the UGSS). Additionally, such independent suppliers can generally be more flexible than we can be with respect to the contractual terms and conditions that they can offer to customers in Russia and the FSU, as they are not bound by the same strict regulatory requirements that apply to us. See "Overview of the Russian Gas Industry and its Regulation—Russian Regulation."

In 2003, the independent suppliers accounted for 16.3% of natural gas transported through the UGSS, as compared to approximately 12.7% in 2002. However, the competitive position of alternative suppliers is limited by the relatively small size of their reserves base, relatively high costs of production and their dependence on access to our transportation network.

Research and Development

We have pursued a policy of investing in research and development in a number of scientific and technical areas. In general, our research and development focuses on:

- economically efficient ways to develop newly discovered fields in regions such as the Obsk-Tazovskaya Bay, the Yamal Peninsula, the Barents Shelf and the Karsk Sea, eastern Siberia and the Russian Far East that are characterized by difficult climatic and geological conditions;
- maintaining production from existing fields with declining reserves;
- creating technology for the effective development of small natural gas fields and non-traditional resources, for example methane from coal fields;
- creating technology for the production, transportation and utilization of low-pressure natural gas reserves that remain in the earth during the final stages of gas field development;
- developing technology for the production and transportation of liquified gas and liquified natural gas;
- developing a diagnostic system, technical funds and a new generation of technology and equipment for maintaining the dependability and effectiveness of the UGSS; and
- creating energy-saving technology and equipment, and developing a comprehensive energy-saving scientific-technical program.

Support Activities

Because of the broad geographic range of our core business, the remoteness of our fields and the relatively undeveloped infrastructure in the regions in which we produce natural gas, we operate our own electricity generation and communications operations as well as various other activities, such as food processing and procurement and transportation (including auto transport and aviation), to support the activities of the employees who work in the exploration, production, and transport of our gas.

We currently operate approximately 84,000 km of electricity transmission lines as well as approximately 1,700 electric power stations with a total capacity of 1.58 million kW. We produced approximately 1.4 billion kWh of electricity in 2003, compared to 1.3 billion kwh and 1.2 billion kWh in 2002 and 2001, respectively. Our own production of electricity accounts for only 7% of our total consumption, which totaled approximately 17.5 billion kWh in 2003. OOO Gazpromenergo, our wholly-owned subsidiary that manages our construction and maintenance of power stations and electrical lines, received permission to purchase electrical energy on the Russian wholesale spot electricity market starting from January 1, 2004. As a result of these purchases, we expect that expenses for the purchase of electricity by our subsidiaries will decrease by 10-15% over the next two years. We have also acquired interests in OAO Mosenergo and RAO UES. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Acquisitions and Dispositions."

We operate an extensive internal communications network, which we maintain and operate in conjunction with the UGSS to help ensure the technical reliability and safety of the UGSS. The network consists of a ground-based network and a satellite system. As of December 31, 2003, the ground-based network included 84,800 km of cable communication lines, 20,500 km of multi-channel radio lines and 719 automated telephone stations with a total capacity of 282,500 numbers. The satellite system consists of the "Yamal-100" and two "Yamal-200" satellites and 116 land-earth satellite stations that transmit to and receive signals from the satellites. The Yamal-200 satellites were placed into orbit in November 2003, and have resulted in a seven-fold increase in the capacity of our communications system. Our own requirements will utilize approximately 25% of the total capacity of these satellites, with the balance being used by Government structures and leased by telecommunications companies. We have been expanding our telecommunications network in conjunction with our production and transportation projects, including the Zapolyarnoye field and construction of the Blue Stream, SRTO—Torzhok and Pochinki—Izobilnoye pipelines.

We also engage in various other activities that support our main business, including insurance and banking. We also own the largest non-state pension fund in Russia, Gazfund, which we use to provide pension services for our employees.

Insurance

Exploration for and production, refining and transportation of natural gas, gas condensate and crude oil is hazardous. Natural disasters, operator error or other occurrences can result in oil spills, blowouts, cratering, gas leaks and fires, equipment failure and loss of well control, which can injure or kill people, damage or destroy wells and production facilities, and damage property and the environment.

We are insured through our wholly-owned insurance subsidiary Sogaz, which in turn reinsures approximately 95% of the coverage it provides to us through the international reinsurance market, mainly with western insurance companies. The premiums for the insurance that we obtain through Sogaz are generally consistent with market rates. Our insurance coverage falls into five principal categories: (i) insurance of fixed assets owned or leased by OAO Gazprom, including pipelines, compressor and gas distribution stations, gas processing plants, wells and production equipment and production and non-production buildings; (ii) insurance of the natural gas we transport through the UGSS in Russia; (iii) insurance of liabilities arising out of legal obligation to pay for damages to third parties and environmental damages resulting from malfunctions in our industrial facilities; (iv) insurance of the work and materials used in conducting repairs at our production facilities; and (v) insurance for the civil liabilities of our automobiles, in accordance with legislation that came into effect during 2003. We do not carry insurance for environmental damage arising from accidents on our property, business interruption insurance or insurance against terrorist attacks. We only carry such insurance for risks faced by OAO Gazprom and our principal subsidiaries, and as a result do not have full insurance for all of our plant facilities. See "Risk Factors—Risks Relating to our Business—We face certain operational risks which may result in losses and additional expenditures."

Gazprombank

Gazprombank, Russia's third largest bank as measured by total assets and capital, services a majority of our banking needs (other than borrowings). Gazprombank was founded in 1990 with the primary goal of improving the quality and effectiveness of financial services to us and the Russian gas industry as a whole. Gazprombank's principal services comprise lending, deposit taking, securities and foreign exchange trading and trade finance. Gazprombank also generates income from providing settlement services for interregional payments for gas supplies, plastic card operations, depositary and custodial services and servicing financings for us. Since its founding, Gazprombank has developed a network of 31 branch offices and 103 regional offices located throughout the Russian Federation. The bank also has shareholdings in nine other banks, which extends its network to approximately 270 banking offices in 50 regions of Russia, four regions of Belarus and Hungary. Its network extends to the principal regions where gas is extracted, produced and transported and to many of the largest financial and industrial centers in the Russian Federation.

Most of Gazprombank's funding is from, and most of its credit exposures are to us. Gazprombank's activities are closely linked to our requirements and pricing is determined accordingly.

Gazprombank had total assets under IFRS as recorded in its audited IFRS consolidated financial statements as of December 31, 2002 of U.S.$4,937 million, of which transactions with our group accounted for U.S.$2,770 million, and total liabilities of U.S.$4,104 million, of which transactions with our group accounted for U.S.$1,782 million. As of September 30, 2003, according to its unaudited IFRS consolidated financial statements Gazprombank had total assets of U.S.$6,942 million, of which transactions with our group accounted for U.S.$2,762 million, and total liabilities of U.S.$5,886 million, of which transactions with our group accounted for U.S.$2,458 million. As of December 31, 2002, transactions of Gazprombank with members of our group accounted for U.S.$3,159 million (60%) of Gazprombank's total gross exposures (including assets and off-balance sheet commitments), and as of September 30, 2003 transactions of Gazprombank with members of our group accounted for U.S.$3,117 million (44%) of Gazprombank's total gross exposures (including assets and off-balance sheet commitments).

As of December 31, 2002, approximately 69% of Gazprombank's total loans outstanding were either directly to, or were guaranteed by, members of our group and 58% of its current accounts and deposits were due to our group, as compared to 58% of total loans and 57% of current accounts and deposits as of September 30, 2003 (as well as of both dates a significant additional portion due to one of our associated

companies, Gazenergoprombank). A majority of its trade finance activity also related to us and most of its securities trading activities were in respect of our shares. The decline in the relative volume of loans to members of our group is attributable to Gazprombank's efforts to diversify its customer base in order to comply with Central Bank exposure limitations, though such loans as of September 30, 2003 still exceeded these limits. Gazprombank's principal outside customers include enterprises in the engineering, petrochemicals, transport, precious metals and precious stones, food processing, high technology machinery, pension fund and insurance sectors.

Non-Core Businesses

In addition to the support activities described above, we have investments in various other businesses that are not related to our core operations. Such investments mainly represent equity holdings which have been received in the course of privatization (e.g. interests in agricultural, civil, construction and medical care enterprises) or acquired either through debt for equity swaps (e.g. stakes in regional utility companies) or directly for strategic and other considerations. One of our larger non-core businesses is Gazprom-Media, our subsidiary that manages our investments in a number of media holding companies, including NTV, Russia's largest independent TV channel. Following successful litigation to enforce a share pledge that was given as collateral for the guarantee by us of loans to Media-MOST, which was at the time NTV's parent company, as of December 31, 2002 we had a controlling interest of 95.6% in NTV and controlling interests in a number of other media companies. In October 2002, we signed a framework agreement to sell non-controlling interests in several media companies, including NTV, to Evrofinance Group (as nominee), the consideration for which is to be partially settled in cash and partially through the settlement of certain debt obligations of Media-Most to us. As a result, our interest in NTV has been reduced to 65.3%. Under the framework agreement, Evrofinance Group is to contribute cash and these acquired interests into a new media holding company, of which we will own 51% and Evrofinance the balance. Our contribution into the new holding company will comprise our interests in certain of our media subsidiaries. These transactions were scheduled to be completed by the end of 2003, but as a result of the ongoing restructuring of Media-MOST they are now expected to be completed by the middle of 2004.

Health, Safety and Environment

Our operations in Russia are subject to a number of environmental laws and regulations. These laws govern, among other things, regulations on the composition of emissions into the atmosphere, wastewater discharges and discharges to the sea, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety. As we are a production company, environmental liability risks are inherent in our operations. See "Risk Factors—Risks Relating to our Business—As an energy company we face significant environmental risks" and "Overview of the Russian Gas Industry and its Regulation—Russian Regulation—Environmental Requirements."

We also have an impact on the surrounding environment in the ordinary course of our business activities. However, we believe that our operations are generally in compliance with applicable environmental regulations.

We have developed and continue to improve a system for monitoring harmful leaks, water contamination, and the quality of air, water and soil in the Russian regions in which the UGSS infrastructure is located. In a number of regions this system has become an integral part of the Russian Federation's unified State Ecological Monitoring System. We have conducted an audit at seven of our principal subsidiaries in accordance with International Standard ISO 14000, a widely recognized set of environmental standards developed by the International Organization for Standardization, a nongovernmental body composed of national standard making bodies from over 140 countries. We intend to conduct such an audit of our other principal subsidiaries and to confirm that our environmental protection management system as a whole is ISO 14000 compliant.

In 2002, the General Prosecutor issued a report identifying several instances in which we were not in compliance with Russian environmental regulations. We have now brought our practices in line with the regulations.

To date, we have not had any serious accidents that have had a significant environmental impact.

Russian environmental legislation establishes a "pay-to-pollute" regime now administered by the Federal Service for Surveillance in the Sphere of Ecology and Environmental Use and regional

authorities. In accordance with this regime, we make statutory payments to ecological funds and state authorities for environmental pollution. We paid (in nominal RR amounts) RR75.8 million in 2000; RR119.0 million in 2001; RR83.2 million in 2002 and RR143.3 million in 2003. We have also paid (in nominal RR amounts) the following environmental penalties: RR0.8 million in 2000; RR0.8 million in 2001; RR0.8 million in 2002; and RR0.5 million in 2003 relating to environmental protection. Forthcoming changes in environmental legislation are expected to eliminate the "pay-to-pollute" regime in favor of increasing punitive payments for environmental violations. Since we paid only a small amount in environmental penalties, we anticipate that the environmental protection payments we make will decrease overall with the enactment of this new legislation.

Our balance sheet, prepared in accordance with IFRS, contains provisions for environmental payments (which take into account probable liabilities that can be reasonably estimated). Such provisions have been made in accordance with what we believe is a reasonable and prudent policy that takes into account payments made in prior years, among other factors. However, in Russia in particular, federal, regional and local authorities may enforce existing laws and regulations more strictly than they have done in the past and may impose stricter environmental standards or higher levels of fines and penalties for violations than those now in effect. Accordingly, we are unable to estimate the future financial impact of our environmental obligations with a high degree of certainty. However, we do not expect environmental obligations to have a material adverse effect on our future financial condition.

We have one trade union, the Gazprom Inter-Regional Trade Union Organization of the Oil, Gas and Construction Employees of the Russian Federation, to which 89.8% of our employees belonged as of December 31, 2003. We have entered into a tariff agreement with the union for 2004 through 2006 which, among other things, sets forth our health and safety procedures. Compliance with these obligations is monitored by the trade union. On the basis of a package of social and labor-related, organizational and technical, health-care and preventive, and sanitary and hygienic measures, we have developed and operate a unified labor protection and industrial safety management system and our subsidiary companies and organizations are developing labor protection agreements and financing their activities. Our obligations with respect to employee health and safety procedures did not change materially under our new agreement with the union, which replaced an agreement that expired at the end of 2003.

Litigation and Investigations

We are from time to time the subject of legal proceedings and other investigations in the ordinary course of our business.

In 2001, we received a request for information from the European Commission with respect to the destination clause in our contract with an Italian off-taker, under which the Italian off-taker is prevented from re-exporting gas that it purchases from us. The European Commission's original position was that the inclusion of destination clauses violated EU legislation. During the course of consultations with us, the European Commission modified its position and recognized the need to find alternatives to destination clauses that are economically viable for suppliers of natural gas. We no longer include such clauses in new contracts.

OAO ANGK Neftegaspostavka ("Neftegaspostavka") has filed two claims against us resulting from our refusal to grant Neftegaspostavka access to our pipelines, allegedly in breach of anti-monopoly regulation. The first claim, relating to claims arising in 1999, resulted in a judgment against us of RR177 million. The second claim, relating to claims arising in 2000, initially resulted in a judgment against us by the Moscow City Arbitration Court of RR726 million, reduced to RR480 million in September 2003. This judgment was dismissed and the claim against us rejected on appeal in March 2004. In general, OAO Gazprom remains confident that it conducts its operations, including making its pipelines available for third party use, in compliance with applicable anti-monopoly regulations.

Rosgazifikatsiya filed a claim against SR-DRAGA (our share registrar) to recover damages in the amount of RR717.2 million as a result of the alleged negligent performance of its obligations as a registrar in relation to one specific share transfer of 50 million of our shares that were owned by Rosgazifikatsiya in 2000. Under Russian law, we are liable for the actions of our registrar and accordingly were joined as a codefendant to the claim. The court of first instance ordered SR-DRAGA to pay RR539 million in settlement of the claim. After appeals by SR-DRAGA the Federal Arbitration Court of the Moscow Region overturned the decision of the court of first instance. Rosgazifizikatsiya appealed the decision to the Supreme Arbitration Court, which remanded it for a new review in the court of first instance. Rosgazifizikatsiya subsequently abandoned this suit. On appeal by the Ministry for Property Relations,

the Higher Arbitration Court referred the matter for further review in the appellate court. . A decision has not been announced. We believe the claims to be without merit and are vigorously defending against them.

On March 31, 2003, the Ministry of the Russian Federation for Antimonopoly Policy and Support of Entrepreneurship (the "MAP") issued a decision finding conduct by Gazprom, Mezhregiongaz and three regional trade houses to have violated the Federal Law "On Competition and the Limitation of Monopolistic Activities in Trading Markets." The MAP found that the regional gas marketing companies had encouraged consumers to accept more expensive gas purchased on the electronic spot trading market, rather than available gas at the lower regulated prices. See "Marketing—Russia—Domestic Market Conditions." As a result of these activities, Lipetskregiongaz, Kirovregiongaz and Chuvashregiongaz temporarily suspended their participation in electronic gas trading. The MAP also found that we had established internal gas transportation tariffs (i.e., tariffs for gas transported from one company to another within our consolidated group) higher than those prescribed by the FEC. We were ordered to set our internal transportation tariffs at the rates established by the FEC, and we have now fully complied with this order.

On January 15, 2004, the MAP issued a decision finding that OAO Gazprom, Mezhregiongaz and the FEC had engaged in activities that limited competition in the household gas distribution market in the Krasnodar region. Our gas marketing subsidiaries refused to enter into gas supply agreements with regional gas distribution companies and instead entered into gas supply agreements directly with households, and the FEC delayed the review of tariffs for gas transportation by these regional gas distribution companies. The MAP ordered the cessation of these violations. Mezhregiongaz has appealed the decision in the Moscow City Arbitration Court, and a hearing occurred on April 8, 2004. The decision is expected to be forthcoming.

We initially held a 51% stake in Nortgaz, a company that holds licenses for the development of the North Urengoiskoye field, through our subsidiary Urengoigazprom. Our initial stake was reduced to 0.5% in 2001 as a result of a court decision invalidating our participation in a share issuance by Nortgaz in 1999 on the basis that the value of the property that we contributed to the company had not been approved by the Nortgaz Board of Directors. We are currently attempting to reacquire the Nortgaz shares we lost as a result of this prior decision through further court actions. A hearing on the reorganization of ZAO Nortgaz into OOO Nortgaz is scheduled to occur in the Yamal-Nenets Arbitration Court. We are currently considering settlement proposals from Nortgaz that would restore control over Nortgaz to our subsidiary Urengoigazprom.

The Prosecutor of the Tomsk region filed suit against the regional administration and the regional Committee for Natural Resources seeking to invalidate the 1995 order by the Tomsk Oblast Geological Committee reregistering a production license for the Myldzhinskoye Field from OAO Tomskneft VNK to OAO Tomskgaz ("Tomskgaz") and the subsequent 1998 transfer of the license from Tomskgaz to its wholly-owned subsidiary OAO Tomskgazprom. We owned Tomskgaz jointly with OAO Tomskneft VNK and OAO VNK, and from 1996 through 2002 held a controlling interest in Tomskgaz. While this claim was dismissed in October 2002, this judgment was reversed and the case remanded for a new trial on appeal in January 2003. On appeal, the court again rejected the request to invalidate the transfer of the license to Tomskgaz and OAO Tomskgazprom.

We are currently involved in a dispute over ZAO Stimul, an oil company in Russia. In connection with this dispute, Victory Oil B.V. commenced an arbitration in New York on March 22, 2004 under the auspices of the American Arbitration Association against OAO Gazprom and its wholly-owned subsidiary OOO Orenburggazprom seeking U.S.$200 million for alleged breach of a June 22, 2000 Investment Agreement between Victory Oil B.V., OOO Orenburggazprom, ZAO Stimul, and Avalon International L.C. OAO Gazprom is not a party to the Investment Agreement, but is alleged to bear responsibility for the breach under theories of agency and alter ego. We intend to defend these allegations vigorously.

These proceedings and investigations have not had, and are not expected to have, individually or in the aggregate, a material adverse effect on our business, operations and financial condition or on our ability to service our payment obligations under the Notes.

Employees

For the years ending December 31, 2002, 2001 and 2000, we had a weighted average of approximately 301 thousand, 304 thousand and 306 thousand employees, respectively.

We have one trade union to which 89.8% of our employees belonged as of December 31, 2003. We have never experienced any strikes, work stoppages, labor disputes or actions that have affected the operation of our business and we consider our relationship with our employees to be good.

MANAGEMENT

The current members of our Board of Directors are as follows:

Name	Position	Year of Birth	Term expires
D. Medvedev	Chairman of the Board of Directors; Head of the Presidential Administration of the Russian Federation	1965	June 27, 2004
A. Miller	Deputy Chairman of the Board of Directors; Chairman of the Management Committee	1962	June 27, 2004
A. Ananenkov	Deputy Chairman of the Management Committee	1952	June 27, 2004
B. Bergmann	Chairman of the Management Committee of Ruhrgas	1943	June 27, 2004
B. Fedorov	Head of the political movement "Russia, Ahead!"	1958	June 27, 2004
F. Gazizullin	Former Minister of Property Relations of the Russian Federation	1946	June 27, 2004
G. Gref	Minister for Economic Development and Trade of the Russian Federation	1964	June 27, 2004
V. Khristenko	Minister for Industry and Energy of the Russian Federation	1957	June 27, 2004
A. Levistskaya	First Deputy Head of the Secretariat of the Presidential Administration of the Russian Federation	1954	June 27, 2004
M. Sereda	Head of Gazprom's Management Committee Office	1970	June 27, 2004
I. Yusufov	Former Minister of Energy of the Russian Federation	1956	June 27, 2004

The current members of our Management Committee are as follows:

Name	Position	Year of Birth	Term expires
A. Miller	Chairman of the Management Committee; Deputy Chairman of the Board of Directors	1962	May 29, 2006
A. Ananenkov	Deputy Chairman of the Management Committee	1952	December 16, 2006
E. Vasilieva	Deputy Chairman of the Management Committee; Chief Accountant	1959	November 26, 2006
N. Guslisty	Deputy Chairman of the Management Committee	1933	September 26, 2007
Y. Komarov	Deputy Chairman of the Management Committee	1945	August 20, 2008
A. Ryazanov	Deputy Chairman of the Management Committee	1953	November 26, 2006
S. Ushakov	Deputy Chairman of the Management Committee	1952	April 17, 2008
B. Yurlov	Former Deputy Chairman of the Management Committee	1948	June 19, 2007
M. Akselrod	Management Committee Member (Capital Construction)	1946	November 26, 2006
B. Budzulyak	Management Committee Member (Gas Transportation System)	1946	June 18, 2006
K. Chuichenko	Management Committee Member (Legal)	1965	September 26, 2007
V. Golubev	Management Committee Member; General Director of OOO Gazkomplektimpex	1952	April 17, 2008
V. Ilyushin	Management Committee Member (Relationships with Regional Authorities)	1947	September 26, 2007
A. Kruglov	Acting Deputy Chairman of the Management Committee; Head of Department of Finance and Economics	1969	June 19, 2007
A. Medvedev	Management Committee Member; General Director of Gazexport	1955	September 26, 2007
O. Pavlova	Management Committee Member (Property Management)	1953	January 5, 2009
V. Podyuk	Management Committee Member (Gas, Gas Condensate and Oil Production)	1946	September 26, 2007
V. Rusakova	Management Committee Member (Strategy and Development)	1953	September 4, 2008
K. Seleznev	Management Committee Member (Marketing, Gas and Liquid Hydrocarbon Processing)	1974	September 26, 2007

Director Biographies

D. Medvedev. Dmitri Anatolievich Medvedev has been the Chairman of our Board of Directors since June 2002. Previously, Mr. Medvedev was the Chairman of the Board of Directors from June 2000 through June 2001 and our Deputy Chairman of the Board of Directors of the Company from June 2001 through June 2002. Mr. Medvedev is Deputy Head of the Presidential Administration of the Russian Federation (since 2003). He was First Deputy Head of the Presidential Administration of the Russian Federation (2000-2003), Deputy Head of the Presidential Adminstration of the Russian Federation (1999-2000), Deputy Head of the Administration of the Government of the Russian Federation (1999) and an assistant at St. Petersburg State University (1990-1999).

A. Miller. Alexei Borisovich Miller has been the Deputy Chairman of our Board of Directors since June 2002 and the Chairman of our Management Committee since May 2001. He was appointed to his position as Chairman of the Management Committee by the Government of the Russian Federation, our major shareholder. Mr. Miller is also Chairman of the Board of Directors of Joint Stock Bank Gazprombank (since June 2002) and a member of the Board of Directors of Closed Joint Stock Company Russian Company for the Reclamation of the Shelf (since May 2002). Mr. Miller was deputy Minister of Energy of the Russian Federation (2000-2001); Chairman of the Supervisory Council of Joint Stock Company EuRoPol GAZ (March-June 2002); Chairman of the Management Committee of Joint Stock Company Nord Transgaz (2001-2002); Chairman of the Board of Directors of Open Joint Stock Company Vostokgazprom (2001-2002); and General Director of the Open Joint Stock Company Baltiiskaya Truboprovodnaya Sistema (Baltic Pipeline System) (1999-2000).

A. Ananenkov. Alexander Georgievich Ananenkov has been a member of our Board of Directors since June 2002 and the Deputy Chairman of our Management Committee since December 2001. Mr. Ananenkov is also Chairman of the Board of Directors of Open Joint Stock Company Vostokgazprom (since May 2002); a member of the Board of Directors of Joint Stock Bank Gazprombank (since April 2000); and a member of the Board of Directors of Open Joint Stock Company Zapsibcombank (since April 1997). Mr. Ananenkov was General Director of Yamburggazdobycha from 1997 through 2001.

B. Bergmann. Burckhard Bergmann has been a member of our Board of Directors since 2000. He is elected to the Board by Ruhrgas AG, one of our major shareholders. Mr. Bergmann has been the Chairman of the Executive Board of Ruhrgas AG since June 2001, and was previously Deputy Chairman. He is also a member of numerous supervisory boards, including the Supervisory Board of Allianz Lebensversicherungs-AG and as the Chairman of the Supervisory Board of VNG-Verbundnetz Gas AG and Mittel-Europaische Gasleitungsgesellschaft mbH.

B. Fedorov. Boris Grigorievich Fedorov has been a member of our Board of Directors since July 2000. He is also a member of the supervisory board of the Savings Bank of Russia (since July 1999). Mr. Fedorov was a member of the Board of Directors of Russian Joint Stock Company UES (1999-2001); Chairman of the Board of Directors of Unified Financial Group (through 1998); and Chairman of the Board of Directors of Vostok-Zapad Bank from (1997-1998). He also serves as Head of the political movement "Russia, Ahead!"

F. Gazizullin. Farit Rafikovich Gazizullin has been a member of our Board of Directors since June 1998. He was the Chairman of our Board of Directors from June 1998 through June 1999. Mr. Gazizullin is also a member of the Board of Directors of Open Joint Stock Company FSK UES (since January 2002) and a member of the Board of Directors of Open Joint Stock Company SO-TsDU UES (since June 2002). Mr. Gazizullin was the Minister for Property Relations of the Russian Federation (2000-2004); Minister for State Property of the Russian Federation (1998-2000); Deputy Chairman of the Government of the Russian Federation—Minister for the State Property of the Russian Federation (1997-1998); and First Deputy Chairman of the State Committee for Property of the Russian Federation and the First Deputy Minister for the State Property of the Russian Federation (1996-1997).

G. Gref. German Oskarovich Gref has served as a member of our Board of Directors since June 1999. From 1998-2000 he was First Deputy Minister for State Property of the Russian Federation. Since 2000 he has served as Minister for Economic Development and Trade of the Russian Federation.

V. Khristenko. Victor Borisovich Khristenko has been a member of our Board of Directors since 2000. Mr. Khristenko has been the Minister for Industry and Energy of the Russian Federation since March 2004. In 1998 he served as Deputy Prime Minister of the Russian Federation. From 1998 to 1999 he served as First Deputy Minister of Finance of the Russian Federation. In 1999 he was acting state-secretary of the First Deputy Minister of Finance of the Russian Federation. From 1999 to 2000 he served as First

Deputy Prime Minister of the Russian Federation. From 2000 through 2004 he served as Deputy Prime Minister of the Russian Federation, including serving as Acting Prime Minister from February 24, 2004 to March 5, 2004.

A. Levistskaya. Alexandra Yurievna Levistskaya has been a member of our Board of Directors since 2001. She is the First Deputy Head of the Management Secreteriat of the Presidential Administration of the Russian Federation (since June 2000). She was the assistant to the Head of the Administration of the President of the Russian Federation (1999-2000); President of the Federal Stock Corporation (1998-1999); and Director of the Department for Administrative Questions and the Executive Director of Open Joint Stock Company Federalnaya Fondovaya Corporatsiya (Federal Stock Corporation) (1995-1998).

M. Sereda. Mikhail Leonidovich Sereda has been a member of our Board of Directors since June 2002 and Head of our Administration of our Management Committee since July 2001. Mr. Sereda is also a member of the Board of Directors of Joint Stock Company Global Bank for Values Circulation (since August 2001); a member of the Supervisory Board of Wintershal Erdgaz Handelshaus GmbH (since March 2002); a member of the Supervisory Board of WINGAS GmbH (since March 2002); a member of the Board of Directors of Gazprom UK Ltd. (since April 2002); a member of the Board of Directors of Joint Stock Bank Gazprombank (since June 2002); a member of the Board of Directors of Open Joint Stock Company Vostokgazprom (since June 2002); and the Managing Director of Limited Liability Company Gazprom Finance B.V. (since July 2002). Mr. Sereda was the Deputy Head for Economy of Branch BTS of Open Joint Stock Company Verhnevolzhskie Magistralyne Nefteprovody (Verhnevolzhskie Trunk Pipelines) (May-July 2001); Deputy General Director for Finance of Open Joint Stock Company Baltic Pipeline System (then Branch BTS of Open Joint Stock Company Verhnevolzhskie Magistralnye Nefteprovody (Verhnevolzhskie Trunk Pipelines) (1999-2001).

I. Yusufov. Igor Khanukovich Yusufov has been a member of our Board of Directors since June 2003. He served as Minister of Energy of the Russian Federation from 2001 through March 2004. He previously served as General Director of the Russian Agency for Government Reserves.

Management Committee Biographies

A. Miller. See "—Director Biographies."

A. Ananenkov. See "—Director Biographies."

E. Vasilieva. Elena Alexandrovna Vasilieva has been a Deputy Chairman of our Management Committee, and our Chief Accountant since September 2001. Ms. Vasilieva is also a member of the Board of Directors of Open Joint Stock Company Lazurnaya (since June 2002); a member of the Board of Directors of Closed Joint Stock Company Yamalgazinvest (since June 2002); a member of the Board of Directors of Joint Stock Bank Gazprombank (since June 2002); a member of the Board of Directors of Gazprom UK Ltd. (since April 2002); and a member of the Supervisory Board of Slavrusgaz (since November 2002). Ms. Vasilieva previously the Chief Accountant of Open Joint Stock Company Baltic Pipeline System and the Chief Accountant of Branch BTS of Open Joint Stock Company Verhnevolzhskie Trunk Pipelines (1999-2001).

N. Guslisty. Nikolai Nikiforovich Guslisty has been a member and Deputy Chairman of our Management Committee since April 1997. He is also Chairman of the Board of Directors of Limited Liability Company Gazprommedstrakh (since April 1998) and Chairman of the Board of Directors of Commercial Bank Olimpiiskii (since February 1998). Mr. Guslisty was Chairman of the Boards of Directors of Limited Liability Company Volgogradneftemash and of Open Joint Stock Company Lazurnaya (1996-2002); and was a member of the management and General Director of PKP Gazcompromselstroi (1997).

Y. Komarov. Yuri Alexandrovich Komarov has been a Deputy Chairman of the Management Committee since 2002 and a member of the Management Committee since 1998. He also served as head of the department for foreign affairs from 1998 to 2002. Mr. Komarov is the Chairman of the Board of Directors at Closed Joint Stock Company Gaztransit; Chairman of the Board of Directors of Joint Stock Company Yugrosgaz; Chairman of the Board of Directors of Closed Joint Stock Company Zarubezhneftegaz; and a member of the Management Committee of BSPC.

A. Ryazanov. Alexander Nikolaevich Ryazanov has been a Deputy Chairman of our Management Committee since November 2001. He also serves as Chairman of the Board of Directors of Joint Stock Company Sibur; as Chairman of the Board of Directors of Joint Stock Company Volgogradneftemash; as Chairman of the Board of Directors of Joint Stock Company Salavatnefteorgsyntez; as a member of the Supervisory Committee of Joint Stock Company Gazum; and as a member of the Board of Directors of

Joint Stock Company Zapsibgazprom. Mr. Ryazanov served as a delegate to and Deputy Chairman of the Property Committee of the State Duma of the Federal Assembly of the Russian Federation from December 1999 through November 2001. He was a delegate to the legislative body of Tyumen region and a deputy of the legislative body of Khanty-Mansiisk autonomous region (1999); and General Director of Open Joint Stock Company Surgutskii Gazopererabatyvayushii Zavod (Surgut Gas-Processing Plant) (1994-1999).

S. Ushakov. Sergey Konstantinovich Ushakov was born in 1952 in Leningrad and graduated from Leningrad State University in 1974. Mr. Ushakov has been a member of our Management Committee and General Director of the Security Service of OAO Gazprom since February 2003. He was Deputy Director of the Federal Protection Services from 2002 until February 2003 and was employed by the Directorate of the Federal Securities Service for St. Petersburg and the St. Petersburg region from 1974 until 2002.

B. Yurlov. Boris Dmitrievich Yurlov was the Deputy Chairman of our Management Committee from June 2002 through April 2004. Mr. Yurlov was previously Deputy and subsequently First Deputy Manager of Affairs of the President of the Russian Federation (2000-2002) and Director of the Department of Project Financing of the Savings Bank of Russia (1998-2000).

M. Akselrod. Mikhail Arkadievich Akselrod has been a member of our Management Committee and Head of our Department of Capital Construction and Transportation since April 2002 and Head of our Department of Investments and Construction since September 2001. Mr. Akselrod also serves as Chairman of the Board of Directors of Closed Joint Stock Company Informgazinvest (since August 2002); Chairman of the Board of Directors of Closed Joint Stock Company Yamalgazinvest (since July 2002); a member of the Board of Directors of Limited Liability Company Gazpromrazvitie (since October 2002); General Director of Closed Joint Stock Company Gazpromstroiengeneering (since October 2002); Chairman of the Board of Directors of the Closed Joint Stock Company Kostromatrubinvest (since April 2002); Chairman of the Board of Directors of Open Joint Stock Company Spetsavtotrans (since June 2002); Chairman of the Board of Directors of Open Joint Stock Company Tsentrgaz (since April 2002); a member of the Board of Directors of Open Joint Stock Company Druzhba (since June 2002); a member of the Board of Directors of Open Joint Stock Company Zapsibgazprom (since May 2002); a member of the Board of Directors of Open Joint Stock Company Zavod po Proizvodstvu Trub Bolshogo Diametra (since May 2002); Chairman of the Board of Directors of Open Joint Stock Company Krasnodargazstroi (since May 2002); a member of the Management of Joint Stock Company Turusgaz (since February 2002); and General Director of Closed Joint Stock Company Gazpromstroiengeneering (since June 2002). He was the Deputy Director (1999-2000), Director for Investments and Constructions of Lenenergo (2000-2001) and Director for Use of Stations (2001) of Open Joint Stock Company Lenenergo; and President of Company Trade House Yappilya (from 1995-1999).

B. Budzulyak. Bogdan Vladimirovich Budzulyak has been a member of our Management Committee since 1993 and Head of our Department of Gas Transportation, Underground Storage and Utilization since 2001. He also previously served as Head of our Department of Gas Transportation and Utilization. Mr. Budzulyak is also a member of the Administrative Council of Joint Stock Company Promgas (Italy); Chairman of the Administrative Council of Joint Stock Company Overgas Inc. (Bulgaria); Chairman of the Administrative Council of Joint Stock Company Topenergy (Bulgaria); a member of the Management Committee of Joint Stock Company Panrusgas (Hungary); a member of the Supervisory Council of Joint Stock Company EuRoPol GAZ (Poland); the Chairman of the Board of Directors of Closed Joint Stock Company Gaztelekom; Chairman of the Board of Directors of Open Joint Stock Company Gazcom; Chairman of the Board of Directors of Limited Liability Company Gazpromenergo; a member of the Board of Directors of Open Joint Stock Company Vostokgazprom; Chairman of the Board of Directors of Open Joint Stock Company Tomskgazprom; the Chairman of the Board of Directors of Closed Joint Stock Company Iskra-Avigaz; a member of the Board of Directors of Closed Joint Stock Company Yamalgazinvest; Chairman of the Board of Directors of Closed Joint Stock Company AKB Moskovskii Vekselnyi Bank; Chairman of the Board of Directors of Open Joint Stock Company Global Exchange Russian Gas; and Chairman of the Board of Directors of Closed Joint Stock Company Trade House Rus-gaz.

K. Chuichenko. Konstantin Anatolievich Chuichenko has been a member of our Management Committee since September 2002 and Head of the Legal Department since May 2001. Mr. Chuichenko is also Chairman of the Board of Directors of Closed Joint Stock Company Gazpromstroiengeneering; a member of the Board of Directors of Closed Joint Stock Company TNT-Teleset (since July 2002); Chairman of the Board of Directors of Open Joint Stock Company Gazprom-Media (since July 2002); Chairman of the Board of Directors of Open Joint Stock Company Zapsibgazprom (since May 2002); a

member of the Board of Directors of Open Joint Stock Company Lazurnaya (since June 2002); a member of the Board of Directors of Open Joint Stock Company Gazprommedstrakh (since June 2002); and a member of the Moscow branch of the International St. Petersburg Bar Association (1997-2001).

V. Golubev. Valeri Alexandrovich Golubev has been a member of our Management Committee since June 2003. Since February 2003 he has also served as the General Director of Limited Liability Company Gazkomplektimpex. From 2002 to 2003 he served as the representative of the Legislative Assembly of the Leningrad Region in the Federal Council of the Federal Assembly of the Russian Federation. He has also been the Chairman of the Tourism Committee of the St. Petersburg Administration (1999 to 2002) and Head of the Vasileostrovski Administrative District of St. Petersburg (1993 to 1999).

V. Ilyushin. Viktor Vasilievich Ilyushin has been a member of our Management Committee since 1997 and the Department Head of our Department for Relationships with Regions of the Russian Federation since 1998. Mr. Ilyushin is also a member of the Board of Directors of Joint Stock Company Gazprommedstrakh (since June 2002).

A. Kruglov. Andrei Vyacheslavovich Kruglov has been a member of our Management Committee since 2002 and Head of our Department of Finance and Economincs since 2003. He has also been Acting Deputy Chairman of the Management Committee since April 2004. Mr. Kruglov is also a member of the Boards of Directors of Open Joint Stock Company Sibur (since June 2002) and of Joint Stock Company Global Bank for Value Circulation (since September 2002). He was Head of our Department of Corporate Finance (2002-2003); Deputy Director of OOO Invest-In (2001-2002); Head of Group of Financial and Credit Cooperation of the Department of Technical Cooperation with Foreign Countries and International Organizations of the Managing Department for Foreign Economic Cooperation of the Department for Foreign Trade and Investments of the Managing Department for Foreign Economic Cooperation of St. Petersburg Administration (1995 to 2001); and an inspector of management of the international operations of BNP-Dresdner Bank (Russia) (1994 to 1995).

A. Medvedev. Alexander Ivanovich Medvedev has been a member of our Management Committee since 2002. He is the General Director of Limited Liability Company Gazexport. Mr. Medvedev was the Director of Company IMAG GmbH (1997, 1998-2002) and Vice-President of Open Joint Stock Company Vostochnaya Neftyanaya Companiya (1997-1998).

O. Pavlova. Olga Petrovna Pavlova has been a member of our Management Committee since 2004 and Head of our Department Property Management and Corporate Relations since 2003. Previously, she served as Deputy Head of the Economic Management of the Presidential Administration of the Russian Federation (2002-2003) and Senior Lecturer of the Department of Civil Law at St. Petersburg State University (1999-2002).

V. Podyuk. Vasili Grigorievich Podyuk has been a member of our Management Committee and Head of our Department for Gas, Gas Condensate and Oil Production since August 1997. He is also a member of the Board of Directors of Open Joint Stock Company Commercial Bank Severgazbank (since April 2002) and a member of the Board of Directors of Closed Joint Stock Company Informgazinvest (since June 2002). Mr. Podyuk was a member of the Board of Directors of Open Joint Stock Company Sibur (2001-2002); a member of the Board of Directors of Gazprom UK Ltd. (1999-2002); and Chairman of the Supervisory Council of Open Joint Stock Company Cherepovetskii Azot (2000-2001).

V. Rusakova. Vlada Vilorikovna Rusakova has been a member of our Management Committee since 2003, and Head of our Department of Planning Growth, Science and the Environment since 2002. She was Head of our Department for Forecasting Growth Strategies (1998-2002). She also serves as chair of the board of directors of OAO Promgaz; a member of the boards of directors of AO Latvias Gaze and OAO Krasnoyarskgazprom; and a member of the Management Committee of AO Nord Transgaz, all since 2003.

K. Seleznev. Kirill Gennadievich Seleznev has been a member of our Management Committee since September 2002 and is Head of our Department for Marketing and Processing of Gas and Liquid Hydrocarbons. He is also Chairman of the Board of Directors of Closed Joint Stock Company Armrosgazprom (since June 2002); Chairman of the Board of Directors of Closed Joint Stock Company Sevmorneftegaz (since August 2002); a member of the Board of Directors of Joint Stock Company Latvias Gaze (since June 2002); a member of the Board of Directors of Sibur (since June 2002); a member of the Board of Directors of Rosshelf (since May 2002); and a member of the Board of Directors of Open Joint Stock Company Druzhba (since June 2002). He was Deputy Head of the Management Apparatus and assistant to the Chairman of the Management Committee of Gazprom (2001 to 2002); Head of the

Tax Group of the Open Joint Stock Company Baltic Pipeline System (2000 to 2001); Chief Specialist of the Group for the Coordination of Investment Activities of Open Joint Stock Company St. Petersburg Sea Port (1999 to 2000); and leading Securities Specialist of the Stock Operations Department of Open Joint Stock Company Investment and Finance Group Management-Investments-Development (1998-1999).

Description of our Management

In accordance with the Joint Stock Companies Law and our Charter, we are governed by our General Meeting of Shareholders, Board of Directors, Management Committee and the Management Committee Chairman. The General Meeting of Shareholders is our highest governing body and, among other things, elects our Board of Directors. In practice, our Board of Directors is responsible for formulating our strategy and the Management Committee is responsible for implementing the strategy and managing the Company on a day-to-day basis.

General Meeting of Shareholders

The General Meeting of Shareholders takes place annually, usually in June. The following decisions can be taken only by the General Meeting of Shareholders: amendments to the Charter, the reorganization or liquidation of the Company, the election of the members of our Board of Directors and Audit Commission, determination of the quantity, category, nominal price, number of authorized shares, increases in the charter capital (where such decision is reserved for the General Meeting of Shareholders by law and by the Charter), reduction of the charter capital, approval of the annual report and annual accounts, approval of large transactions and transactions that involve interested parties (in accordance with the terms of Chapters X and XI of the Joint Stock Companies Law).

Board of Directors

The Board of Directors is responsible for the general management of our activities. The Board of Directors must consist of a minimum of nine persons; at present, it has 11. Six members of the Board of Directors hold positions in the Government or in the Presidential Administration. The Chairman of the Management Committee, a member of the Management Committee and a member of our administration were all elected to the Board of Directors.

The powers of our Board of Directors include the following: to determine the priorities of our operations; to approve annual budgets; to call General Meetings of Shareholders and to determine the agenda for such meetings; to determine the record date for General Meetings of Shareholders and for the payment of dividends; to increase our charter capital (except where such increase is within the competence of the General Meeting of Shareholders); to issue bonds or other securities in accordance with the Joint Stock Companies Law; to appoint our executive bodies (i.e., the Management Committee and the Chairman of the Management Committee); to decide on early termination of the powers of these bodies; to nominate candidates for the position of Deputy Chairman of the Management Committee; to determine the remuneration of the Chairman and members of the Management Committee; to recommend the size of dividends; to use the reserve and other funds; to create branch and representative offices; to specify the means of effecting transactions; to adopt decisions on certain major transactions and certain "interested party" transactions (except such major or interested party transactions, the approval of which is within the competence of the General Meeting of Shareholders); and to establish the terms of cooperation with subsidiaries and organizations of which Gazprom holds stock and equity participations.

Members of the Board of Directors are elected by the shareholders through a system of cumulative voting until the next annual General Meeting of Shareholders and may be re-elected any number of times. The General Meeting of Shareholders may also terminate the authority of all members of the Board of Directors. Members of the Management Committee may not comprise more than one-quarter of the Board of Directors and there must be at least nine Directors at all times. The Chairman of the Board of Directors is elected by the members of the Board of Directors by a majority vote of all members of the Board of Directors and may be re-elected at any time by a special resolution requiring at least a two-thirds majority. The Chairman of the Management Committee cannot simultaneously serve as the Chairman of the Board of Directors.

Management Committee

The Management Committee and the Chairman of the Management Committee manage our day-to-day affairs. The Chairman and members of the Management Committee are appointed by the

Board of Directors for a term of five years. The Board of Directors has the right to terminate the authority of any Management Committee members as well as the Chairman of the Management Committee.

The competence of the Management Committee includes: (i) development of forward-looking plans and principal programs, including our annual budget and investment programs, preparation of reports on the implementation of those programs for submission to our Board of Directors; (ii) organization of gas flow management and management of the UGSS; (iii) organizing control over the development of our current and prospective plans and programs; (iv) securing the organization and reliability of our bookkeeping accounts and the timely preparation of the annual report and other financial reports; and (v) presenting information about our activities for the use of shareholders, creditors, and the media.

The Management Committee meets at least twice every month in accordance with a schedule which is approved by the Chairman of the Management Committee.

Chairman of the Management Committee

The Chairman of the Management Committee has authority to act in our name without power of attorney, present our interests, approve staff, issue orders and decrees, give instructions to be carried out by all the employees of Gazprom, and issue internal documents with respect to the current activities with the exception of internal documents which are within the competence of our other management organs.

Additional Information about our Directors and Management Committee Members

Directors' and Officers' Compensation

Our shareholders determine the compensation of directors at each General Meeting of Shareholders. Our Charter does not contain any provisions directly relating to the power of directors to approve remuneration (including pensions or other benefits) for themselves or any other member of our Board of Directors.

In the year ended December 31, 2003, we paid compensation (salaries and pensions) to our directors and members of the Management Committee of RR222.5 million, as compared to RR128.0 million in the year ended December 31, 2002.

Share Ownership of Directors, Management Committee Members and Employees

The aggregate direct ownership of shares by the members of our Management Committee and Board of Directors was 0.013% and 0.003%, respectively, at September 30, 2003.

SHAREHOLDING STRUCTURE

As of September 30, 2003 our charter capital was RR118,367,564,500, consisting of 23,673,512,900 shares with a nominal value of RR5 each.

Pursuant to Government Resolution No. 654 of May 30, 1997, our shares are traded in Russia on the Moscow Stock Exchange, the St. Petersburg Stock Exchange, the Yekaterinburg Stock Exchange and the Siberian Stock Exchange.

We have held shareholders' meetings since 1995. The number of our shareholders has decreased from 1,030,002 in 1995 to approximately 477,059 as at December 31, 2003.

Presidential Decree of the Russian Federation No. 529 of May 28, 1997 limited foreign equity participation in the Company to 9% of our shares. Presidential Decree of the Russian Federation No. 943 of August 10, 1998 authorized the sale of a further 5% of our shares to foreign shareholders. Only 2.5% out of the 5% authorized has been sold, and therefore the current level of foreign equity participation is currently 11.5%. The Gas Supply Law also limits foreign shareholdings in our charter capital to 20%.

In 1996, we placed shares representing 1.98% of our charter capital on the foreign markets in the form of American Depositary Shares ("ADS"). Due to the restrictions on foreign equity ownership that prevent the purchase of our shares by foreign participants in the domestic market, the issue of ADSs created a dual market in our shares, with the ADSs trading at a substantial premium over our shares in the domestic market. In 1999, Ruhrgas acquired 1% of our shares in the form of ADSs. Between December 2000 and January 2001 an additional 1.44% of our shares were sold to foreign investors in the form of ADSs. As of September 30, 2003, 4.42% of our shares are held in the form of ADSs. Our ADSs are currently listed on the London Stock Exchange. In April 2001, President Putin established a working group to examine ways in which to liberalize the current dual market in our shares.

The following table summarizes our shareholding structure as at September 30, 2003:

Shareholders	%
Russian Federation[1]	38.37
Our subsidiaries[2]	17.33
Foreign shareholders other than our subsidiaries[3]	6.92
Other[4]	37.38
Total	100.00

Notes:

(1) Six of the 11 members of our Board of Directors are representatives of the state.

(2) Includes (i) 4.58% held by Gazprom Finance B.V., Gazprom's wholly-owned financial vehicle, which shareholding is intended to be used to secure Gazprom's liabilities and issue derivative financial instruments; and (ii) 4.65% held by the Gazprom pension fund. Our subsidiaries are entitled to vote the shares they own. Changes in the ownership of our shares by our subsidiaries can occur as a result of trading activity conducted in the ordinary course of business by certain of our subsidiaries.

(3) Includes Ruhrgas holdings of (i) 2.5% of Gazprom shares acquired through a privatization auction which was held pursuant to Presidential Decree No. 1316 of October 31, 1998; and (ii) 1% in the form of ADSs.

(4) Includes shares held by our employees.

CERTAIN TRANSACTIONS

Interested Party Transactions under Russian Law

Russian law requires a company that enters into transactions with certain types of its affiliates that are referred to as "interested party transactions" to comply with special approval procedures. Under Russian law, an "interested party" includes (i) members of the board of directors or the collegial executive body of the company, (ii) the CEO of the company (including a managing organization or manager), (iii) any person that owns, together with that person's affiliates, at least 20% of the company's voting shares or (iv) a person who on legal grounds has the right to give mandatory instructions to the company, if any of the above listed persons, or a close relative or affiliate of such person, is:

- a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction;
- the owner of at least 20% of the shares in a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction; or
- a member of the board of directors or the collegial executive body or the CEO of a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction or an officer of the managing organization of such company.

Transactions between members of a consolidated corporate group may be considered to be interested party transactions in certain circumstances, even when the companies involved are wholly-owned by the parent company.

Under applicable Russian law, interested party transactions are to be approved by a majority of the disinterested independent members of the board of directors or the shareholders of the company. Where all the directors are interested, or are not independent, or if the subject matter of the transaction exceeds 2% of the balance sheet assets of the company determined under Russian accounting principles (with certain exceptions for share placements), a majority vote of the disinterested shareholders of the company is required. The consequence of not having obtained the appropriate approval is that the transaction in question may be declared invalid upon a claim by the company or any of its shareholders.

The Joint Stock Companies Law has contained an implicit requirement that interested party transactions be approved since it was enacted in 1996. Under Russian law, the lack of advance approval makes such a transaction voidable, but not void. However, certain judicial practice indicated that *post factum* approval of interested party transactions could be sufficient. In certain circumstances, such as when an interested party transaction is entered into between companies within our Group, the transaction will not always be submitted to the boards of directors of the companies for advance approval. In 2000, 2001 and 2002, the Board of Directors of OAO Gazprom approved certain transactions after, rather than before, they were consummated, and since 1996 the Board of Directors has never recognized any such transaction to be contrary to OAO Gazprom's interests or denied approval thereof *post factum*. Following the revisions to the Joint Stock Companies Law that came into effect on January 1, 2002 and which explicitly require an advance approval of interested party transactions, the judicial practice in this regard has also changed. In November 2003, the Highest Arbitration Court of the Russian Federation ruled that an interested party transaction must be approved before it is entered into. Thus, we have now limited the practice of seeking *post factum* approvals and now, where possible, seek to approve interested party transactions in advance.

The Joint Stock Companies Law also provides for the right of the general shareholders meeting of a company to approve interested party transactions up to a maximum amount to be specified by such approval. Such transactions may be entered into by the company and a specified interested party in the ordinary course of business during the period between such general shareholders meeting and the annual general shareholders meeting. We may decide to use such procedures for approval of certain interested party transactions. We have put in place procedures to monitor our interested party transactions, including keeping a register of all such transactions and maintaining a quarterly-updated database of information provided to us by our managers and directors about companies in which they or their families hold positions on management bodies or have equity interests.

In addition, our Board of Directors adopted a resolution on September 27, 2002 whereby all transactions, whether with interested parties or not, involving (i) OAO Gazprom shares, or interests or

participations that OAO Gazprom or its subsidiaries hold in other companies; (ii) loans or other borrowings by OAO Gazprom having a value of greater than 0.3% of OAO Gazprom's unconsolidated balance sheet assets determined under Russian accounting principles; and (iii) purchases or disposals by OAO Gazprom or its subsidiaries of its assets having a value greater than 0.3% of its unconsolidated balance sheet assets determined under Russian accounting principles require prior approval by our Board of Directors.

The foregoing information relates to transactions and agreements entered into by our parent company, OAO Gazprom. Our subsidiaries are subject to the same (or similar) legal requirements regarding the approval of interested party transactions.

Transactions with the Government of the Russian Federation

The Government directly owns 38.37% of our issued shares and has a voting majority on our Board of Directors. See "Business—Marketing—Russia—Delayed Payments for Gas Deliveries in Russia" and "Risk Factors—Risks Relating to our Business—The Government has exercised, and can continue to be expected to exercise, a strong influence over our operations." In the normal course of our business, we sell gas to the Government and certain Government-owned or -controlled entities. The price at which we sell gas to these entities is the same regulated price at which we sell gas to other domestic consumers. Some of these entities fall into the category of consumers whom we are prevented from disconnecting pursuant to Government regulation.

Transactions with Stroytransgaz

Certain former members of our Board of Directors and members of their families own or owned significant shareholdings in Stroytransgaz. In the mid-1990s, Stroytransgaz acquired about 5% of our shares as part of the settlement of a debt owed by us to Stroytransgaz for various construction services. The shares we transferred to Stroytransgaz were part of a 10% block of our shares that we and our subsidiary Gazfund acquired from the Government in 1995 for nominal value using privatization vouchers. This nominal value was used as the basis for determining the number of shares to be transferred to Stroytransgaz in respect of the debt we owed them for the construction services they provided. We subsequently challenged this transaction with Stroytransgaz and reached an understanding for the return of 4.83% of our shares. These shares were held jointly by three of our subsidiaries and Stroytransgaz pursuant to a joint activity agreement under which we had the right to vote the shares. As a result of our agreement with Stroytransgaz, in March 2003 Stroytransgaz transferred its stake in the joint activity to our subsidiary Gazprominvestholding in exchange for the Gazprom promissory notes with a face value of RR5,719 million and payable in January 2004 that we had contributed to the joint activity. We subsequently acquired 25.9% of the ordinary shares of Stroytransgaz for consideration of RR3,335 million, consisting primarily of investments and cash, in April 2003. In August 2003, we acquired 0.2% of the ordinary shares and 15.54% of the preferred shares in Stroytransgaz for RR152 million. In the normal course of business, we enter into transactions with Stroytransgaz for the construction of pipelines in the Russian Federation which we outsource to third-party contractors through a tender process. Stroytransgaz has been a successful bidder in a large number of these tenders. Stroytransgaz rendered construction services to us in the amounts of RR32,278 million in 2002 and RR39,963 million in 2001, and RR20,083 million and RR26,863 million in the nine months ended September 30, 2003 and 2002, respectively.

Transactions with Interprokom

Family members of certain former members of our Board of Directors and a member of the Management Committee own significant interests in OOO Interprokom ("Interprokom").

Interprokom acts as our agent in the acquisition of equipment and is remunerated for those services based on a fixed commission percentage. Interprokom acted as an agent in our acquisition of RR8,021 million and RR11,611 million of equipment during 2002 and 2001, respectively, and for RR1,177 million and RR6,154 million in the nine months ended September 30, 2003 and 2002, respectively. Commissions paid to Interprokom amounted to RR113 million and RR107 million during 2002 and 2001, respectively, and to RR42 million and RR88 million in the nine months ended September 30, 2003 and 2002 respectively.

Gazprombank, our principal banking subsidiary, had outstanding import letters of credit issued on behalf of Interprokom and sub-contractors of Interprokom in the amount of RR2,492 million, RR6,982 million and RR9,751 million as of September 30, 2003, December 31, 2002 and 2001, respectively. These import letters of credit are issued to third-party suppliers in connection with the purchase of equipment by Interprokom on our behalf.

Transactions with Itera

Beginning around 1997, under our previous management, we entered into a number of transactions with Itera, a company that operates as an independent supplier of gas in Russia and the FSU. Certain of these transactions were questioned by some of our minority shareholders. The transactions involved acquisitions by Itera of interests in certain of our gas fields, tax arrangements involving Itera in the Yamal-Nenets and Nadym-Pur-Taz regions of Russia, purchases of gas from Itera, the transportation of gas owned by Itera through the UGSS, loans to Itera and guarantees of Itera indebtedness. In early 2001, our Board of Directors appointed our independent auditors, PricewaterhouseCoopers, to examine certain aspects of our financial and operating activities and, in particular, our operating relationship with Itera. PricewaterhouseCoopers presented its report (the "Report") at a meeting of our Board of Directors in July 2001. Partly as a result of the Report, we intensified our asset reacquisition program through which we have reacquired assets from Itera. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Acquisitions and Dispositions—Our asset reacquisition program."

FACILITY AGREEMENT

The following is the text of the Facility Agreement that has been entered into between us and the Issuer. In the context of each Series of Notes and the corresponding Loan, this Facility Agreement should be read in conjunction with, and is qualified in its entirety by, the relevant Loan Supplement for such Series and Loan.

This Facility Agreement is made on 22 September 2003 **between**:

(1) **OPEN JOINT STOCK COMPANY GAZPROM**, a company established under the laws of the Russian Federation whose registered office is at 16 Nametkina Street, 117884 Moscow, Russian Federation ("**Gazprom**"); and

(2) **GAZ CAPITAL S.A.**, a société anonyme established under the laws of Luxembourg whose registered office is at 2, Boulevard Konrad Adenauer L-1115 Luxembourg, registered with the Register of Commerce and Companies, Luxembourg under number B - 95071 (the "**Lender**").

Whereas, the Lender has at the request of Gazprom agreed to make available to Gazprom a loan facility in the maximum amount of the Programme Limit (as defined below) on the terms and subject to the conditions of this Agreement, as amended and supplemented in relation to each Loan by a Loan Supplement dated the Closing Date substantially in the form set out in the Schedule hereto (each, a "**Loan Supplement**");

Whereas, it is intended that, concurrently with the extension of any Loan under this loan facility, the Lender will issue certain loan participation notes in the same nominal amount and bearing the same rate of interest as such Loan; and

Whereas, it has been agreed in the Principal Trust Deed (as defined below) that if following the assignment by the Lender of its rights and obligations under any Loan Agreement, the Trustee or any person receiving payments under the direction of the Trustee in accordance with Clause 2.8 of the Principal Trust Deed is no longer a resident of a state with which the Russian Federation has a double taxation treaty providing for a zero withholding tax rate on income in the form of interest, then the Trustee shall use its best endeavours (using its powers under the Principal Trust Deed) to select a new trustee or co-trustee, appoint an agent or nominee, delegate any of its functions or take such other measures that it deems advisable or necessary so that payments obtain the benefit of a zero withholding tax rate on payments in the form of interest.

Now it is hereby agreed as follows:

1 Definitions and Interpretation

1.1 Definitions

In this Agreement (including the recitals), the following terms shall have the meanings indicated:

"**Account**" means an account in the name of the Lender with the Principal Paying Agent as specified in the relevant Loan Supplement.

"**Affiliates**" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect control by such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"**Agency Agreement**" means the paying agency agreement relating to the Programme dated 22 September 2003 between the Lender, Gazprom, the Trustee and the agents named therein.

"**Arrangers**" mean Deutsche Bank AG London and UBS Limited or any additional or replacement arranger appointed, and excluding any Arranger whose appointment has terminated pursuant to the Dealer Agreement.

"**Business Day**" means (save in relation to Clause 4) a day (other than a Saturday or Sunday) on which (a) banks and foreign exchange markets are open for business generally in the relevant place of payment, and (b) if on that day a payment is to be made in a Specified Currency other than euro hereunder, where payment is to be made by transfer to an account maintained with a bank in the Specified Currency, foreign exchange transactions may be carried on in the Specified

Currency in the principal financial centre of the country of such Specified Currency and (c) if on that day a payment is to be made in euro hereunder, a day on which the TARGET System is operating and (d) in relation to a Loan corresponding to a Series of Notes to be sold pursuant to Rule 144A under the Securities Act, banks and foreign exchange markets are open for business generally in New York City.

"**Calculation Agent**" means, in relation to a Loan, Deutsche Bank AG London or any person named as such in the relevant Loan Supplement or any successor thereto.

"**Closing Date**" means the date specified as such in the relevant Loan Supplement.

"**Consolidated Net Tangible Assets**" means the total of all assets less (i) total liabilities, (ii) goodwill, trade names, trade marks, service marks, patents, licences, organisational expenses, research and development expenses, unamortised debt discount and expense, unamortised deferred charges and all other like intangible assets, (iii) all write-ups of fixed assets, net of accumulated depreciation thereon, after the most recent consolidated balance sheet of Gazprom and its consolidated Subsidiaries immediately preceding the relevant Closing Date prepared in accordance with IFRS, as consistently applied, other than any revaluation supported by an independent appraisal completed by an appropriately qualified firm, and disregarding, for the avoidance of doubt, any restatement for changes in the general purchasing power of the Rouble in accordance with IFRS 29 "Financial Reporting in Hyperinflationary Economics" and (iv) preferred stock, if any, all as set forth on the most recent consolidated balance sheet of Gazprom and its consolidated Subsidiaries prepared in accordance with IFRS, as consistently applied.

"**Day Count Fraction**" has the meaning specified in the relevant Loan Supplement.

"**Dealer Agreement**" means the dealer agreement relating to the Programme dated 22 September 2003 between the Lender, Gazprom, the Arrangers and the other dealers appointed pursuant to it.

"**Dollars**", "**$**" and "**U.S.$**" means the lawful currency of the United States of America.

"**Encumbrance**" means any mortgage, charge, pledge, lien (other than a lien arising solely by operation of law which is discharged within 45 days of arising) or other security interest securing any obligation of any Person or any other type of preferential arrangement (including any title transfer and retention arrangement) having a similar effect.

"**Environmental Law**" means any applicable law in any jurisdiction in which any member of the Group conducts business which relates to the pollution or protection of the environment or harm to or the protection of human health or the health of animals or plants.

"**euro**" or "**€**" means the lawful currency of the member states of the European Union that adopted the single currency in accordance with the Treaty of Rome, as amended.

"**Event of Default**" has the meaning assigned to such term in sub-clause 11.1 hereof.

"**Financial Indebtedness**" means any obligation for the payment of money in any currency, other than an obligation for the payment of money in the lawful currency for the time being of the Russian Federation payable to any person domiciled, resident or having its head office or principal place of business in the Russian Federation, whether sole, joint or several, and whether actual or contingent, in respect of:

(a) moneys borrowed or raised (including the capitalised value of obligations under financial leases and hire purchase agreements and deposits, but excluding moneys raised by way of the issue of share capital (whether or not for a cash consideration) and any premium on such share capital) and interest and other charges thereon or in respect thereof;

(b) any liability under any debenture, bond, note, loan stock or other security or under any acceptance or documentary credit, bill discounting or note purchase facility or any similar instrument;

(c) any liability in respect of the deferred acquisition cost of property, assets or services to the extent payable after the time of acquisition or possession thereof by the party liable, but not including any such liability in respect of normal trade credit for a period not exceeding six months for goods or services supplied;

(d) any liability under any interest rate or currency hedging agreement;

(e) any liability under or in respect of any bonding facility, guarantee facility or similar facility; and

(f) (without double counting) any guarantee or other assurance against financial loss in respect of such moneys borrowed or raised, interest, charges or other liability (whether the person liable in respect of such moneys borrowed or raised, interest, charges or other liability is or is not a member of the Group),

but not where the same relates to or is in connection with any Project Financing.

"**Fixed Rate Loan**" means a Loan specified as such in the relevant Loan Supplement.

"**Floating Rate Loan**" means a Loan specified as such in the relevant Loan Supplement.

"**Gazprom Account**" means an account in the name of Gazprom as specified in the relevant Loan Supplement for receipt of Loan funds.

"**Gazprom Agreements**" means this Agreement, the Agency Agreement, the Dealer Agreement and together with, in relation to each Loan, the relevant Subscription Agreement and Loan Supplement.

"**Group**" means Gazprom and its Subsidiaries taken as a whole.

"**IFRS**" means the International Financial Reporting Standards issued by the International Accounting Standards Board (as amended, supplemented or re-issued from time to time).

"**Interest Payment Date**" means the dates specified as such in the relevant Loan Supplement.

"**Interest Period**" means each period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date.

"**Lead Manager(s)**" means the Relevant Dealer(s) specified as such in the relevant Subscription Agreement.

"**Lender Agreements**" means the Dealer Agreement, this Agreement, the Agency Agreement, the Principal Trust Deed and together with, in relation to each Loan, the relevant Subscription Agreement, Loan Supplement and Supplemental Trust Deed.

"**Loan**" means each loan to be made pursuant to, and on the terms specified in this Agreement and the relevant Loan Supplement and includes each Fixed Rate Loan and Floating Rate Loan.

"**Loan Agreement**" means this Agreement and (unless the context requires otherwise), in relation to a Loan means this Agreement as amended and supplemented by the relevant Loan Supplement.

"**Material Adverse Effect**" means a material adverse effect on (a) the financial condition or operations of Gazprom or its Principal Subsidiaries or (b) Gazprom's ability to perform its obligations under a Loan Agreement or (c) the validity, legality or enforceability of a Loan Agreement or the rights or remedies of the Lender under a Loan Agreement.

"**Notes**" means the loan participation notes that may be issued from time to time by the Lender under the Programme in Series, each Series corresponding to a Loan and in relation to a Loan as defined in the relevant Loan Supplement.

"**Noteholder**" means, in relation to a Note, the person in whose name such Note is registered in the register of the noteholders (or in the case of joint holders, the first named holder thereof).

"**Officer's Certificate**" means a certificate signed by an officer of Gazprom who shall be the principal executive officer, principal accounting officer or principal financial officer of Gazprom.

"**Opinion of Counsel**" means a written opinion from international legal counsel being acceptable to the Lender.

"**Permitted Encumbrance**" means:

(i) any Encumbrance existing on the date of the relevant Loan Agreement;

(ii) any Encumbrance existing on any property, income or assets of any corporation at the time such corporation becomes a Subsidiary of Gazprom and not created in contemplation of such event, provided that no such Encumbrance shall extend to any other property, income or assets of such corporation or the Group;

(iii) any Encumbrance on any property, income or assets of any corporation existing at the time such corporation is merged or consolidated with or into Gazprom or any Subsidiary of Gazprom and not created in contemplation of such event, provided that no such Encumbrance shall extend to any other property, income or assets of the Group;

(iv) any Encumbrance on any property or assets securing Financial Indebtedness of Gazprom or any Subsidiary incurred or assumed for the purpose of financing all or part of the cost of acquiring, purchasing, constructing or developing such property or assets, provided that no such Encumbrance shall extend to any other property or assets of the Group, the principal amount of the Financial Indebtedness secured by such Encumbrance shall not exceed the cost of acquiring, purchasing, constructing or developing such property or assets, and such Encumbrance attaches to such property or assets concurrently with or within 90 days after the acquisition or purchase, or the commencement of the construction or development, thereof;

(v) any Encumbrance on any property or assets securing Financial Indebtedness of Gazprom or any Subsidiary incurred or assumed for the purpose of financing all or part of the cost of repairing or refurbishing such property or assets, provided that no such Encumbrance shall extend to any other property or assets of the Group, the principal amount of the Financial Indebtedness secured by such Encumbrance shall not exceed the cost of such repairs or refurbishments, and such Encumbrance attaches to such property or assets concurrently with or within 90 days after the commencement of such repairs or refurbishments;

(vi) any Encumbrance existing on any property, income or assets prior to the acquisition thereof by Gazprom or any Subsidiary and not created in contemplation of such acquisition, provided that no such Encumbrance shall extend to any other property, income or assets of the Group;

(vii) any Encumbrance on the property, income or assets of any Subsidiary securing intercompany Financial Indebtedness of such Subsidiary owing to Gazprom or another Subsidiary;

(viii) any Encumbrance securing Financial Indebtedness incurred in connection with a Project Financing if the Encumbrance is solely on the property, income, assets or revenues of the project for which the financing was incurred;

(ix) any Encumbrance securing Financial Indebtedness not exceeding 50 per cent. of Gazprom's Consolidated Net Tangible Assets at any time of determination;

(x) any Encumbrance arising out of the refinancing, extension, renewal or refunding of any Financial Indebtedness of Gazprom or any Subsidiary secured by any Permitted Encumbrance, provided that such Financial Indebtedness is not increased and, if the property, income or assets securing any such Financial Indebtedness are changed in connection with any such refinancing, extension, renewal or refunding, the value of the property, income or assets securing such Financial Indebtedness is not increased;

(xi) any Encumbrance over any goods or products, or documents, insurance policies or sale contracts in relation to any goods or products, arising in the ordinary course of trading in connection with the provision of a letter of credit or any similar transaction where such Encumbrance secures only so much of the acquisition cost or selling price (and amounts incidental thereto) of such goods or products which is required to be paid within 120 days after the date upon which liability in respect of the same was first incurred; and

(xii) a right of set-off, right to combine accounts or any analogous right which any bank or other financial institution may have relating to any credit balance of any member of the Group.

"**Person**" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, company, firm, trust, organisation, government, or any agency or political subdivision thereof or any other entity, whether or not having a separate legal personality.

"**Potential Event of Default**" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"**Principal Subsidiary**" means at any relevant time a Subsidiary of Gazprom:

(i) whose total assets or gross revenues (or, where the Subsidiary in question prepares consolidated accounts, whose total consolidated assets or gross consolidated revenues, as the case may be) represent not less than 5 per cent. of the total consolidated assets or the gross consolidated revenues of Gazprom and its Subsidiaries, all as calculated by reference to the then latest audited accounts (or consolidated accounts as the case may be) (in each case, produced on the basis of IFRS, consistently applied) of such Subsidiary and the then latest audited consolidated accounts of Gazprom (produced on the basis of IFRS, consistently applied) and its consolidated Subsidiaries; or

(ii) to which is transferred all or substantially all the assets and undertaking of a Subsidiary which immediately prior to such transfer is a Principal Subsidiary.

"**Principal Trust Deed**" means the principal trust deed dated 22 September 2003 between the Lender and the Trustee.

"**Programme**" means the programme for the issuance of loan participation notes.

"**Programme Limit**" means U.S.$5,000,000,000 or its equivalent in other currencies, being the maximum aggregate principal amount of Notes that may be issued and outstanding at any time under the Programme as may be increased in accordance with the Dealer Agreement.

"**Project Financing**" means any financing of all or part of the costs of the acquisition, construction, development or operation of any asset or project if the person or persons providing such financing expressly agrees to limit its recourse solely to the asset or project financed and the revenues derived from such asset or project as the principal source of repayment for the moneys advanced.

"**Rate of Interest**" has the meaning assigned to such term in the relevant Loan Supplement.

"**Relevant Time**" means, in relation to a payment in a Specified Currency, the time in the principal financial centre of such Specified Currency and, in relation to a payment in euro, Brussels time.

"**Repayment Date**" means the date specified as such in the relevant Loan Supplement.

"**Roubles**" means the lawful currency of the Russian Federation.

"**Same-Day Funds**" means funds for payment, in the Specified Currency as the Lender may at any time determine to be customary for the settlement of international transactions in the principal financial centre of the country of the Specified Currency or, as the case may be, euro funds settled through the TARGET System or such other funds for payment in euro as the Lender may at any time determine to be customary for the settlement of international transactions in Brussels of the type contemplated hereby.

"**Series**" means a series of Notes that (except in respect of the first payment of interest and their issue price) have identical terms on issue and are expressed to have the same series number.

"**Side Letter**" means the letter specified as such in the relevant Loan Supplement.

"**Specified Currency**" means the currency specified as such in the relevant Loan Supplement.

"**Subscription Agreement**" means the agreement specified as such in the relevant Loan Supplement.

"**Subsidiary**" means, with respect to any Person, (i) any corporation, association or other business entity of which at least 50 per cent. of the total voting power entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or any combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

"**Supplemental Trust Deed**" means a supplemental trust deed in respect of a Series of Notes which constitutes and secures, *inter alia*, such Series dated the relevant Closing Date and made between the Lender and the Trustee (substantially in the form set out in Schedule 10 of the Principal Trust Deed).

"**TARGET System**" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereof.

"**Taxes**" means any taxes (including interest or penalties thereon) which are now or at any time hereafter imposed, assessed, charged, levied, collected, demanded, withheld or claimed by the Russian Federation, Luxembourg or any taxing authority thereof or therein provided, however, that for the purposes of this definition the references to Luxembourg shall, upon the occurrence of the Relevant Event (as this term is defined in the Trust Deed), be deemed to be references to the jurisdiction in which the Trustee is domiciled for tax purposes; and the term "**Taxation**" shall be construed accordingly.

"**Trust Deed**" means the trust deed specified as such in the relevant Loan Supplement.

"**Trustee**" means Deutsche Bank Trust Company Americas, as trustee under the Trust Deed and any successor thereto as provided thereunder.

"**Warranty Date**" means the date hereof, the date of each Loan Supplement, each Closing Date, each date on which the Offering Circular or any of the Lender Agreements is amended, supplemented or replaced and each date on which the Programme Limit is increased.

1.2 Other Definitions

Unless the context otherwise requires, terms used in this Agreement which are not defined in this Agreement but which are defined in the Principal Trust Deed, the Notes, the Agency Agreement or the Dealer Agreement shall have the meanings assigned to such terms therein.

1.3 Interpretation

Unless the context or the express provisions of this Agreement otherwise require, the following shall govern the interpretation of this Agreement:

1.3.1 All references to "Clause" or "sub-clause" are references to a Clause or sub-clause of this Agreement.

1.3.2 The terms "hereof", "herein" and "hereunder" and other words of similar import shall mean the relevant Loan Agreement as a whole and not any particular part hereof.

1.3.3 Words importing the singular number include the plural and vice versa.

1.3.4 All references to "taxes" include all present or future taxes, levies, imposts and duties of any nature and the terms "tax" and "taxation" shall be construed accordingly.

1.3.5 The table of contents and the headings are for convenience only and shall not affect the construction hereof.

1.3.6 Any reference herein to a document being in "agreed form" means that the document in question has been agreed between the proposed parties thereto, subject to any amendments that the parties may agree upon prior to the Issue Date.

2 Loans

2.1 Loans

On the terms and subject to the conditions set forth herein and, as the case may be, in each Loan Supplement, the Lender hereby agrees to make available to Gazprom Loans up to the total aggregate amount equal to the Programme Limit.

2.2 Purpose

The proceeds of each Loan will be used for general corporate purposes, but the Lender shall not be concerned with the application thereof.

2.3 Separate Loans

It is agreed that with respect to each Loan, all the provisions of this Facility Agreement and the Loan Supplement shall apply *mutatis mutandis* separately and independently to each such Loan and the expressions "**Account**", "**Closing Date**", "**Day Count Fraction**", "**Interest Payment Date**", "**Loan Agreement**", "**Notes**", "**Rate of Interest**", "**Repayment Date**", "**Specified Currency**", "**Subscription Agreement**" and "**Trust Deed**", together with all other terms that relate to

such a Loan shall be construed as referring to those of the particular Loan in question and not of all Loans unless expressly so provided, so that each such Loan shall be made pursuant to this Facility Agreement and the relevant Loan Supplement, together comprising the Loan Agreement in respect of such Loan and that, unless expressly provided, events affecting one Loan shall not affect any other.

3 Drawdown

3.1 Drawdown

On the terms and subject to the conditions set forth herein and, as the case may be, in each Loan Supplement, on the Closing Date thereof the Lender shall make a Loan to Gazprom and Gazprom shall make a single drawing in the full amount of such Loan.

3.2 Loan Fees and Expenses

In consideration of the Lender making a Loan to Gazprom, Gazprom hereby agrees that it shall, two Business Days before each Closing Date, pay to the Lender, in Same-Day Funds, an amount equal to the reimbursable expenses incurred by the Lender in a total amount to be specified in the relevant Loan Supplement.

3.3 Disbursement

Subject to the conditions set forth herein and, as the case may be, in each Loan Supplement, on each Closing Date the Lender shall transfer the amount of the relevant Loan to the Gazprom Account specified in the relevant Loan Supplement.

3.4 Programme Fees and Expenses

In consideration of the Lender establishing and maintaining the Programme and agreeing to make Loans to Gazprom, Gazprom shall pay on demand to the Lender each year an amount to reimburse the Lender for its expenses relating to its management and operation in servicing the Loans as set forth to Gazprom in an invoice from the Lender.

4 Interest

4.1 Rate of Interest for Fixed Rate Loans

Each Fixed Rate Loan bears interest on its outstanding principal amount from (and including) the Interest Commencement Date at the rate(s) per annum (expressed as a percentage) equal to the applicable Rate of Interest.

If a Fixed Amount or a Broken Amount is specified in the relevant Loan Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Loan Supplement.

4.2 Payment of Interest for Fixed Rate Loans

Interest at the Rate of Interest shall accrue on each Fixed Rate Loan from day to day, starting from (and including) the Interest Commencement Date and thereafter from (and including) each Interest Payment Date, to (but excluding) the next Interest Payment Date and shall be paid in arrear not later than 10.00 a.m. (Relevant Time) one Business Day prior to each Interest Payment Date.

4.3 Interest for Floating Rate Loans

4.3.1 *Interest Payment Dates:* Each Floating Rate Loan bears interest on its outstanding principal amount from (and including) the Interest Commencement Date and thereafter from (and including) each Interest Payment Date, to (but excluding) the next Interest Payment Date at the rate per annum (expressed as a percentage) equal to the applicable Rate of Interest, such interest being payable in arrear not later than 10.00 a.m. (Relevant

Time) one Business Day prior to each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Loan Supplement as Specified Interest Payment Date(s) or, if no Specified Interest Payment Date(s) is/are shown in the relevant Loan Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Loan Supplement as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

4.3.2 *Business Day Convention:* If any date referred to in the relevant Loan Supplement that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

4.3.3 *Rate of Interest for Floating Rate Loans:* The Rate of Interest in respect of Floating Rate Loans for each Interest Accrual Period shall be determined in the manner specified in the relevant Loan Supplement and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Loan Supplement.

(i) ISDA Determination for Floating Rate Loans

Where ISDA Determination is specified in the relevant Loan Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate. For the purposes of this sub-paragraph (i), "**ISDA Rate**" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(a) the Floating Rate Option is as specified in the relevant Loan Supplement;

(b) the Designated Maturity is a period specified in the relevant Loan Supplement; and

(c) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Loan Supplement.

For the purposes of this sub-paragraph (i), "**Floating Rate**", "**Calculation Agent**", "**Floating Rate Option**", "**Designated Maturity**", "**Reset Date**" and "**Swap Transaction**" have the meanings given to those terms in the ISDA Definitions.

(ii) Screen Rate Determination for Floating Rate Loans

Where Screen Rate Determination is specified in the relevant Loan Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(a) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(I) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

(II) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(b) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (a)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (a)(II) above applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(c) if paragraph (b) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in Europe as selected by the Calculation Agent (the "**Principal Financial Centre**") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

4.4 Accrual of Interest

Interest shall cease to accrue on each Loan on the due date for repayment unless payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the applicable Rate of Interest to but excluding the date on which payment in full of the principal thereof is made.

4.5 Margin, Maximum/Minimum Rates of Interest, Rate Multipliers and Rounding

4.5.1 If any Margin or Rate Multiplier is specified in the relevant Loan Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with Clause 4.3 above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph.

4.5.2 If any Maximum or Minimum Rate of Interest is specified in the relevant Loan Supplement, then any Rate of Interest shall be subject to such maximum or minimum, as the case may be.

4.5.3 For the purposes of any calculations required pursuant to a Loan Agreement (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves

being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "**unit**" means the lowest amount of such currency that is available as legal tender in the country or countries of such currency.

4.6 Calculations

The amount of interest payable in respect of any Loan for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding principal amount of such Loan by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in the relevant Loan Supplement in respect of such period, in which case the amount of interest payable in respect of such Loan for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

4.7 Determination and Publication of Rates of Interest and Interest Amounts

As soon as practicable after the Relevant Time on each Interest Determination Date or such other time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of such Floating Rate Loan for the relevant Interest Accrual Period, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date to be notified to Gazprom, the Trustee, the Lender, each of the Paying Agents and any other Calculation Agent appointed in respect of such Floating Rate Loan that is to make a further calculation upon receipt of such information. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Clause 4.3.2, the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made with the consent of Gazprom and the Lender by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If such Floating Rate Loan becomes due and payable under Clause 11, the accrued interest and the Rate of Interest payable in respect of such Floating Rate Loan shall nevertheless continue to be calculated as previously in accordance with this Clause but no publication of the Rate of Interest or the Interest Amount so calculated need be made unless the Lender otherwise requires. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

4.8 Determination or Calculation by Trustee

If the Calculation Agent does not at any time for any reason determine or calculate the Rate of Interest for an Interest Period or any Interest Amount in relation to a Floating Rate Loan, the Lender and Gazprom agree that such determination or calculation may be made by or at the direction of the Trustee as set out in the conditions of the corresponding Series of Notes.

4.9 Definitions

In this Clause 4, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

"**Benchmark**" has the meaning specified in the relevant Loan Supplement;

"**Business Day**" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency; and/or

(ii) in the case of euro, a day on which the TARGET system is operating (a "**TARGET Business Day**"); and/or

(iii) in the case of a currency and/or one or more Business Centres a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centres.

"**Day Count Fraction**" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "**Calculation Period**"):

(i) if "**Actual/365**" or "**Actual/Actual-ISDA**" is specified in the relevant Loan Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(ii) if "**Actual/365 (Fixed)**" is specified in the relevant Loan Supplement, the actual number of days in the Calculation Period divided by 365;

(iii) if "**Actual/360**" is specified in the relevant Loan Supplement, the actual number of days in the Calculation Period divided by 360;

(iv) if "**30/360**", "**360/360**" or "**Bond Basis**" is specified in the relevant Loan Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month));

(v) if "**30E/360**" or "**Eurobond Basis**" is specified in the relevant Loan Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month); and

(vi) if "**Actual/Actual-ISMA**" is specified in the relevant Loan Supplement:

(a) If the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(I) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(II) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

where:

"**Determination Period**" means the period from and including a Determination Date in any year to but excluding the next Determination Date.

"**Determination Date**" means the date specified in the relevant Loan Supplement or, if none is so specified, the Interest Payment Date.

"**Effective Date**" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Loan Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates.

"**Interest Accrual Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date.

"**Interest Amount**" means the amount of interest payable, and in the case of Fixed Rate Loans, means the Fixed Amount or Broken Amount, as the case may be.

"**Interest Commencement Date**" means the Closing Date or such other date as may be specified in the relevant Loan Supplement.

"**Interest Determination Date**" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Loan Supplement or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro.

"**Interest Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

"**Interest Period Date**" means each Interest Payment Date unless otherwise specified hereon.

"**ISDA Definitions**" means the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the relevant Loan Supplement.

"**Page**" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("**Reuters**") and Moneyline Telerate ("**Moneyline Telerate**")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate.

"**Reference Banks**" means the institutions specified as such in the relevant Loan Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that are most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be Europe).

"**Relevant Financial Centre**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Loan Supplement or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be Europe) or, if none is so connected, London.

"**Relevant Rate**" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date.

"**Relevant Time**" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Loan Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre and for this purpose "local time" means, with respect to Europe as a Relevant Financial Centre, 11.00 hours, Brussels time.

"**Representative Amount**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Loan Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time.

"**Specified Duration**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in

the relevant Loan Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Clause 4.3.2.

4.10 Calculation Agent and Reference Banks

The Lender shall procure that there shall at all times be specified no less than four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and appointed one or more Calculation Agents if provision is made for them hereon and for so long as any amount remains outstanding under a Loan Agreement. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Lender shall (with the prior approval of Gazprom) appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of a Loan, references in the relevant Loan Agreement to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the relevant Loan Agreement. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, or to comply with any other requirement, the Lender shall (with the prior approval of Gazprom) appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid. Both Gazprom and the Lender agree that such successor Calculation Agent will be appointed on the terms of the Agency Agreement in relation to each particular Series.

5 Repayment and Prepayment

5.1 Repayment

Except as otherwise provided herein and in the applicable Loan Supplement, Gazprom shall repay each Loan not later than 10.00 a.m. (Relevant Time) one Business Day prior to the Repayment Date therefor.

5.2 Special Prepayment

If, as a result of the application of or any amendments to or change in the double tax treaty between the Russian Federation and Luxembourg or the laws or regulations of the Russian Federation or Luxembourg or of any political sub-division thereof or any authority therein or the enforcement of the security provided for in any Trust Deed, Gazprom would thereby be required to make or increase any payment due pursuant to any Loan Agreement as provided in sub-clauses 6.2 or 6.3, or if (for whatever reason) Gazprom would have to or has been required to pay additional amounts pursuant to Clause 8, then Gazprom may (without premium or penalty), upon not less than 10 days' notice to the Lender (which notice shall be irrevocable), prepay the relevant Loan in whole (but not in part) on any Interest Payment Date, in the case of a Floating Rate Loan, or at any time, in the case of a Fixed Rate Loan.

5.3 Illegality

If, at any time after the date of the relevant Loan Supplement, by reason of the introduction of, or any change in any applicable law or regulation or regulatory requirement or directive of any agency of any state the Lender reasonably determines (such determination being accompanied by an Opinion of Counsel with the cost of such Opinion of Counsel being borne solely by Gazprom) that it is or would be unlawful or contrary to such applicable law, regulation, regulatory requirement or directive for the Lender to allow all or part of the relevant Loan or the corresponding Series of Notes to remain outstanding or for the Lender to maintain or give effect to any of its obligations in connection with the relevant Loan Agreement and/or to charge or receive or to be paid interest at the rate then applicable to such Loan, then upon notice by the Lender to Gazprom in writing (setting out in reasonable detail the nature and extent of the relevant circumstances), Gazprom and the Lender shall consult in good faith as to a basis which

eliminates the application of such circumstances; provided, however, that the Lender shall be under no obligation to continue such consultation if a basis has not been determined within 30 days of the date on which it so notified Gazprom. If such a basis has not been determined within the 30 days, then upon notice by the Lender to Gazprom in writing, Gazprom shall prepay such Loan in whole (but not in part) on the next Interest Payment Date therefor, in the case of a Floating Rate Loan, or, in the case of a Fixed Rate Loan, on such date as the Lender shall certify to be necessary to comply with such requirements.

5.4 Payment of Other Amounts

If a Loan is to be prepaid by Gazprom pursuant to any of the provisions of Clauses 5.2 or 5.3, Gazprom shall, simultaneously with such prepayment, pay to the Lender accrued interest thereon to the date of actual receipt of payment by the Lender and all other sums payable by Gazprom pursuant to the relevant Loan Agreement.

5.5 Provisions Exclusive

Gazprom may not voluntarily prepay any Loan except in accordance with the express terms of the relevant Loan Agreement. Any amount prepaid may not be reborrowed.

6 Payments

6.1 Making of Payments

All payments of principal and interest to be made by Gazprom under each Loan Agreement shall be made to the Lender not later than 10.00 a.m. (Relevant Time) one Business Day prior to each Interest Payment Date or the Repayment Date (as the case may be) in Same-Day Funds to the relevant Account. The Lender agrees with Gazprom that it will not deposit any other monies into such Account and that no withdrawals shall be made from such Account other than as provided for and in accordance with the relevant Trust Deed and the Paying Agency Agreement.

6.2 No Set-Off, Counterclaim or Withholding; Gross-Up

All payments to be made by Gazprom under each Loan Agreement shall be made in full without set-off or counterclaim and (except to the extent required by law) free and clear of and without deduction for or on account of any Taxes. If Gazprom shall be required by applicable law to make any deduction or withholding from any payment under a Loan Agreement for or on account of any Taxes, it shall increase any payment due under such Loan Agreement to such amount as may be necessary to ensure that the Lender receives a net amount in the Specified Currency equal to the full amount which it would have received had payment not been made subject to such Taxes, shall account to the relevant authorities for the relevant amount of such Taxes so withheld or deducted within the time allowed for such payment under the applicable law and shall deliver to the Lender without undue delay evidence satisfactory to the Lender of such deduction or withholding and of the accounting therefor to the relevant taxing authority. If the Lender pays any amount in respect of such Taxes, Gazprom shall reimburse the Lender in the Specified Currency for such payment on demand. For the avoidance of doubt, this Clause 6.2 is without prejudice to the obligation of the Lender to use its best endeavours to obtain a certificate from the competent authorities in Luxembourg pursuant to Clause 10.7.1.

6.3 Withholding on Notes

If the Lender notifies Gazprom (setting out in reasonable detail the nature and extent of the obligation with such evidence as Gazprom may reasonably require) that it has become obliged to make any withholding or deduction for or on account of any Taxes from any payment which it is obliged to make under or in respect of a Series of Notes in circumstances where the Lender is required to pay additional amounts pursuant to Condition 8 of such Series of Notes, Gazprom agrees to pay to the Lender, not later than 10:00am (Relevant Time) one Business Day prior to the date on which payment is due to the Noteholders of such Series in Same-Day Funds to the relevant Account, such additional amounts as are equal to the said additional amounts which the Lender must pay pursuant to Condition 8 of such Series of Notes; provided, however, that the Lender shall immediately upon receipt from any Paying Agent of any sums paid pursuant to this

provision, to the extent that the Noteholders of such Series, as the case may be, are not entitled to such additional amounts pursuant to the Conditions of such Series of Notes, repay such additional amounts to Gazprom (it being understood that neither the Lender, nor the Principal Paying Agent nor any Paying Agent shall have any obligation to determine whether any Noteholder of such Series is entitled to such additional amount).

6.4 Reimbursement

To the extent that the Lender subsequently obtains or uses any tax credit or allowance or other reimbursements relating to a deduction or withholding with respect to which Gazprom has made a payment pursuant to this Clause 6 or obtains any reimbursement from the Trustee pursuant to the terms of any Trust Deed, it shall pay to Gazprom so much of the benefit it received as will leave the Lender in substantially the same position as it would have been had no additional amount been required to be paid by Gazprom pursuant to this Clause 6 or had no reimbursement been paid to the Lender pursuant to such Trust Deed; provided, however, that the question of whether any such benefit has been received, and accordingly, whether any payment should be made to Gazprom, the amount of any such payment and the timing of any such payment, shall be determined solely by the Lender. The Lender shall use its best endeavours to obtain any credits or refunds available to it, and the Lender shall disclose to Gazprom any information regarding its tax affairs or computations requested by Gazprom and notify Gazprom of any tax credit or allowance or other reimbursement it receives from the Trustee pursuant to such Trust Deed.

6.5 Mitigation

If at any time either party hereto becomes aware of circumstances which would or might, then or thereafter, give rise to an obligation on the part of Gazprom to make any deduction, withholding or payment as described in sub-clauses 6.2 or 6.3, then, without in any way limiting, reducing or otherwise qualifying the Lender's rights, or Gazprom's obligations, under such Clauses, such party shall promptly upon becoming aware of such circumstances notify the other party, and, thereupon the parties shall consider and consult with each other in good faith with a view to finding, agreeing upon and implementing a method or methods by which any such obligation may be avoided or mitigated and, to the extent that both parties can do so without taking any action which in the reasonable opinion of such party is prejudicial to its own position, take such reasonable steps as may be reasonably available to it to avoid such obligation or mitigate the effect of such circumstances. Gazprom agrees to reimburse the Lender for all properly incurred costs and expenses (including but not limited to legal fees) incurred by the Lender in connection with this Clause.

7 Conditions Precedent

7.1 Documents to be Delivered

The obligation of the Lender to make each Loan shall be subject to the receipt by the Lender on or prior to the relevant Closing Date of evidence that the persons mentioned in sub-clauses 14.10.5 and 14.10.6 hereof have agreed to receive process in the manner specified therein.

7.2 Further Conditions

The obligation of the Lender to make each Loan shall be subject to the further conditions precedent that as of the relevant Closing Date (a) the representations and warranties made and given by Gazprom in Clause 9 shall be true and accurate as if made and given on such Closing Date with respect to the facts and circumstances then existing, (b) no event shall have occurred and be continuing that constitutes, or that, with the giving of notice or the lapse of time, or both, would constitute, an Event of Default, (c) Gazprom shall not be in breach of any of the terms, conditions and provisions of the relevant Loan Agreement, (d) the relevant Subscription Agreement, Trust Deed and the Paying Agency Agreement shall have been executed and delivered, and the Lender shall have received the full amount of the proceeds of the issue of the corresponding Series of Notes pursuant to such Subscription Agreement and (e) the Lender shall have received in full the amount referred to in sub-clauses 3.2 and 3.4, if due and payable, above, as specified in the relevant Loan Supplement.

8 Change in Law or Increase in Cost

8.1 Compensation

In the event that after the date of a Loan Agreement there is any change in or introduction of any tax, law, regulation, regulatory requirement or official directive (whether or not having the force of law but, if not having the force of law, the observance of which is in accordance with the generally accepted financial practice of financial institutions in the country concerned) or in the interpretation or application thereof by any person charged with the administration thereof, which:

8.1.1 subjects or will subject the Lender to any Taxes with respect to payments of principal of or interest on such Loan or any other amount payable under such Loan Agreement (other than any Taxes payable by the Lender on its overall net income or any Taxes referred to in sub-clauses 6.2 or 6.3); or

8.1.2 increases or will increase the taxation of or changes or will change the basis of taxation of payments to the Lender of principal of or interest on such Loan or any other amount payable under such Loan Agreement (other than any such increase or change which arises by reason of any increase in the rate of tax payable by the Lender on its overall net income or as a result of any Taxes referred to in sub-clauses 6.2 or 6.3); or

8.1.3 imposes or will impose on the Lender any other condition affecting such Loan Agreement or such Loan,

and if as a result of any of the foregoing:

(i) the cost to the Lender of making, funding or maintaining such Loan is increased; or

(ii) the amount of principal, interest or other amount payable to or received by the Lender under such Loan Agreement is reduced; or

(iii) the Lender makes any payment or foregoes any interest or other return on or calculated by reference to the gross amount of any sum receivable by it from Gazprom hereunder or makes any payment or foregoes any interest or other return on or calculated by reference to the gross amount of such Loan, then subject to the following, and in each such case:

(a) the Lender shall, as soon as practicable after becoming aware of such increased cost, reduced amount or payment made or foregone, give written notice to Gazprom, together with a certificate signed by two directors of the Lender or by any person empowered by the board of directors of the Lender to sign on behalf of the Lender describing in reasonable detail the introduction or change or request which has occurred and the country or jurisdiction concerned and the nature and date thereof and demonstrating the connection between such introduction, change or request and such increased cost, reduced amount or payment made or foregone, and setting out in reasonable detail the basis on which such amount has been calculated, and all relevant supporting documents evidencing the matters set out in such Notes; and

(b) Gazprom, in the case of clauses (i) and (iii) above, shall on demand by the Lender, pay to the Lender such additional amount as shall be necessary to compensate the Lender for such increased cost, and, in the case of clause (ii) above, at the time the amount so reduced would otherwise have been payable, pay to the Lender such additional amount as shall be necessary to compensate the Lender for such reduction, payment or foregone interest or other return,

provided that this sub-clause 8.1 will not apply to or in respect of any matter for which the Lender has already been compensated under sub-clauses 6.2 or 6.3.

8.2 Mitigation

In the event that the Lender becomes entitled to make a claim pursuant to sub-clause 8.1:

8.2.1 the Lender shall consult in good faith with Gazprom and shall use reasonable efforts (based on the Lender's reasonable interpretation of any relevant tax, law, regulation, requirement, official directive, request, policy or guideline) to reduce, in whole or in part, Gazprom's obligations to pay any additional amount pursuant to such sub-clause; and

8.2.2 Gazprom may, only in accordance with Clause 17 of the Principal Trust Deed (including with the consent of the Trustee thereunder), require the substitution of the Lender as lender under the relevant Loan Agreement(s) and as issuer of the corresponding Series of Notes,

except that nothing in this sub-clause 8.2 shall obligate the Lender to incur any costs or expenses in taking any action hereunder unless Gazprom agrees to reimburse the Lender such costs or expenses.

9 Representations and Warranties

9.1 Gazprom's Representations and Warranties

Gazprom does, and on each Warranty Date shall be deemed to, represent and warrant to the Lender as follows, to the intent that such shall form the basis of each Loan Agreement:

9.1.1 Gazprom is duly organised and incorporated and validly existing under the laws of the Russian Federation and has the power and legal right to own its property, to conduct its business as currently conducted and to enter into and to perform its obligations under each Loan Agreement and to borrow Loans; Gazprom has taken all necessary corporate, legal and other action required to authorise the borrowing of Loans on the terms and subject to the conditions of each Loan Agreement and to authorise the execution and delivery of each Loan Agreement and all other documents to be executed and delivered by it in connection with each Loan Agreement, and the performance of each Loan Agreement in accordance with its terms.

9.1.2 The Loan Agreement, including each Loan Supplement in relation thereto, has been duly executed and delivered by Gazprom and constitutes a legal, valid and binding obligation of Gazprom enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally, and subject, as to enforceability, (i) to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law); (ii) with respect to the enforceability of a judgment whether there is a treaty in force relating to the mutual recognition of foreign judgments; and (iii) to the fact that the gross-up provisions contained in sub-clause 6.2 or 6.3 may not be enforceable under Russian law.

9.1.3 The execution, delivery and performance of each Loan Agreement, including each Loan Supplement in relation thereto, by Gazprom will not conflict with or result in any breach or violation of (i) any law or regulation or any order of any governmental, judicial or public body or authority in the Russian Federation, (ii) the constitutive documents, rules and regulations of Gazprom or (iii) any agreement or other undertaking or instrument to which Gazprom is a party or which is binding upon Gazprom or any of its assets, nor result in the creation or imposition of any Encumbrance on any of its assets pursuant to the provisions of any such agreement or other undertaking or instrument.

9.1.4 All consents, authorisations or approvals of, or filings with, any governmental, judicial or public bodies or authorities of the Russian Federation required by Gazprom in connection with the execution, delivery, performance, legality, validity, enforceability, and, subject to Russian legal requirements, admissibility in evidence of each Loan Agreement have been obtained or effected and are in full force and effect.

9.1.5 No event has occurred that constitutes, or that, with the giving of notice or the lapse of time, or both, would constitute, an Event of Default or a default under any agreement or instrument evidencing any Financial Indebtedness of Gazprom, and no such event will occur upon the making of a Loan.

9.1.6 Except as disclosed in the offering circular dated 22 September 2003 relating to the Programme (the "**Offering Circular**") there are no judicial, arbitral or administrative actions, proceedings or claims pending or, to the knowledge of Gazprom, threatened, against Gazprom or any of its Principal Subsidiaries, the adverse determination of which could have a Material Adverse Effect.

9.1.7 Except for Encumbrances of the types referred to in the definition of Permitted Encumbrances in sub-clause 1.1 hereof, Gazprom and each of its Principal Subsidiaries has the right of ownership (as that expression is defined under the laws of the Russian Federation) to its property free and clear of all Encumbrances which if existing could have a Material Adverse Effect and Gazprom's obligations under the Loans will rank at least *pari passu* with all its other unsecured and unsubordinated Financial Indebtedness (apart from any obligations mandatorily preferred by law).

9.1.8 The most recent audited consolidated financial statements of Gazprom:

(i) were prepared in accordance with IFRS, as consistently applied; and

(ii) save as disclosed therein, present fairly in all material respects the assets and liabilities as at that date and the results of operations of Gazprom during the relevant financial year.

9.1.9 Except as disclosed in the Offering Circular, there has been no material adverse change since the date of the last audited consolidated financial statements of Gazprom in the financial condition, results of business operations or prospects of Gazprom or the Group taken as a whole.

9.1.10 The execution, delivery and enforceability of each Loan Agreement is not subject to any tax, duty, fee or other charge, including, without limitation, any registration or transfer tax, stamp duty or similar levy, imposed by or within the Russian Federation or any political subdivision or taxing authority thereof or therein.

9.1.11 Neither Gazprom nor its property has any right of immunity from suit, execution, attachment or other legal process on the grounds of sovereignty or otherwise in respect of any action or proceeding relating in any way to each Loan Agreement.

9.1.12 Gazprom is in compliance in all material respects with all applicable provisions of law except where failure to be so in compliance would not have a Material Adverse Effect.

9.1.13 Neither Gazprom, nor any of its Principal Subsidiaries has taken any corporate action nor, to the best of the knowledge and belief of Gazprom, have any other steps been taken or legal proceedings started or threatened in writing against Gazprom or any of its Principal Subsidiaries for its or their bankruptcy, winding-up, dissolution, external administration or re-organisation (whether by voluntary arrangement, scheme of arrangement or otherwise) or for the appointment of a receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of any or all of its or their assets or revenues.

9.1.14 There are no strikes or other employment disputes against Gazprom which are pending or, to Gazprom's knowledge, threatened in writing which could have a Material Adverse Effect.

9.1.15 In any proceedings taken in the Russian Federation in relation to each Loan Agreement, the choice of English law as the governing law of each Loan Agreement and any arbitration award obtained in England pursuant to Clause 14.10 in relation to each Loan Agreement will be recognised and enforced in the Russian Federation after compliance with the applicable procedural rules and all other legal requirements in Russia.

9.1.16 Subject to sub-clause 10.7.1, under the laws of the Russian Federation, it will not be required to make any deduction or withholding from any payment it may make hereunder.

9.1.17 Its execution of each Loan Agreement will constitute, and its exercise of its rights and performance of its obligations thereunder will constitute, private and commercial acts done and performed for private and commercial purposes.

9.1.18 It has no overdue tax liabilities which could have a Material Adverse Effect other than those which it has disclosed to the Lender prior to the date hereof or which it is contesting in good faith.

9.1.19 All licences, consents, examinations, clearances, filings, registrations and authorisations which are or may be necessary to enable Gazprom and any of its Principal Subsidiaries to own its assets and carry on its business are in full force and effect and, if not, the absence of which could not have a Material Adverse Effect.

9.1.20 With respect to the offer and sale of Notes pursuant to each Subscription Agreement:

(i) solely with respect to Notes comprising a Rule 144A Series, neither Gazprom nor any of its affiliates (as defined in Rule 405 under the Securities Act), nor any person acting on its or their behalf (other than the Dealers (as defined in the Dealer Agreement), on behalf of which Gazprom makes no undertaking) (i) has made offers or sales of any security, or solicited offers to buy, or otherwise negotiated in respect of, any security, under circumstances that would require the registration of the Notes or the corresponding Loan (collectively, the "**Securities**") under the Securities Act; or (ii) has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of the Securities in the United States; and

(ii) neither Gazprom nor any of its affiliates (as defined in Rule 405 under the Securities Act), nor any person acting on its or their behalf (other than the Dealers (as defined in the Dealer Agreement), on behalf of which Gazprom makes no undertaking) (i) has engaged or will engage in any directed selling efforts (as defined in Regulation S under the Securities Act ("**Regulation S**")) and Gazprom, its Affiliates and any persons acting on its or their behalf have complied and will comply with the offering restrictions requirement of Regulation S.

9.1.21 Gazprom, and each of its Principal Subsidiaries, are in compliance with all Environmental Law except where failure to do so could not have a Material Adverse Effect.

9.2 Lender's Representations and Warranties

The Lender represents and warrants to Gazprom as follows:

9.2.1 The Lender is duly incorporated under the laws of and is a resident for Luxembourg taxation purposes in Luxembourg and has full power and capacity to execute the Lender Agreements and to undertake and perform the obligations expressed to be assumed by it herein and therein and the Lender has taken all necessary action to approve and authorise the same.

9.2.2 The execution of the Lender Agreements and the undertaking and performance by the Lender of the obligations expressed to be assumed by it herein and therein will not conflict with, or result in a breach of or default under, the laws of Luxembourg or the constitutive documents, rules and regulations of the Lender or any agreement or instrument to which it is a party or by which it is bound or in respect of indebtedness in relation to which it is a surety.

9.2.3 The Lender Agreements constitute legal, valid and binding obligations of the Lender.

9.2.4 All authorisations, consents and approvals required by the Lender for or in connection with the execution of the Lender Agreements, the performance by the Lender of the obligations expressed to be undertaken by it herein and therein have been obtained and are in full force and effect.

9.2.5 So long as any amount remains outstanding under a Loan Agreement, it will comply with the provisions of Clause 14.14 of the Principal Trust Deed.

10 Covenants

So long as any amount remains outstanding under a Loan Agreement:

10.1 Negative Pledge

Neither Gazprom nor any Principal Subsidiary will create or permit to subsist any Encumbrance (other than a Permitted Encumbrance) upon or in respect of any of its undertakings, property, income, assets or revenues, present or future, to secure any Financial Indebtedness unless, at the

same time or prior thereto, Gazprom's obligations hereunder are secured equally and rateably therewith or benefit from such other security or other arrangement, as the case may be, in each case to the satisfaction of the Trustee.

10.2 Maintenance of Authorisations

Gazprom shall take all necessary action to obtain, and do or cause to be done all things reasonably necessary to ensure the continuance of, all consents, licences, approvals and authorisations, and make or cause to be made all registrations, recordings and filings, which may at any time be required to be obtained or made in the Russian Federation for the execution, delivery or performance of such Loan Agreement or for the validity or enforceability thereof.

10.3 Mergers

Gazprom shall not, without the prior written consent of the Lender, enter into any reorganisation (whether by way of a merger, accession, division, separation or transformation, as these terms are construed by applicable Russian legislation), or participate in any other type of corporate reconstruction and Gazprom shall ensure that no Principal Subsidiary enters into any reorganisation (whether by way of a merger, accession, division, separation or transformation as these terms are construed by applicable Russian legislation), or participates in any other type of corporate reconstruction if such reorganisation or other type of corporate reconstruction could have a material adverse effect on Gazprom's ability to perform its obligations under such Loan Agreement or the validity or enforceability of such Loan Agreement or the rights or remedies of the Lender under such Loan Agreement.

10.4 Disposals

Gazprom shall not and Gazprom shall ensure that no member of the Group shall, without the prior written consent of the Lender, (disregarding (i) sales of stock in trade in the ordinary course of business and assignments of or other arrangements over the rights or revenues arising from contracts for the sale of gas, gas condensate, crude oil or any other hydrocarbon products, (ii) any lease or related transaction and (iii) dispositions of assets or rights not related to the extraction, production, transportation, marketing or supply of gas) sell, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), the whole or any part of its revenues or its assets (which for the avoidance of doubt excludes payments of cash, or other consideration, for the acquisition of any asset on normal commercial terms) which have an aggregate value in excess of U.S.$1,000,000,000 or the equivalent thereof to a person that is not a member of the Group.

10.5 Maintenance of Property

Gazprom and any Principal Subsidiaries will cause all property used in the carrying on by it of its business for the time being to be kept in good repair and working order as, in the judgment of Gazprom or any Principal Subsidiary, may be reasonably necessary so that the business may be carried on and the failure to keep such property in such condition would have a Material Adverse Effect.

10.6 Payment of Taxes and Other Claims

Gazprom shall pay or discharge or cause to be paid or discharged, before the same shall become overdue, all taxes, assessments and governmental charges levied or imposed upon, or upon the income, profits or property of Gazprom; provided that Gazprom shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim (a) whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IFRS as consistently applied or other appropriate provision has been made or (b) whose amount, together with all such other unpaid or undischarged taxes, assessments, charges and claims, does not in the aggregate exceed U.S.$100,000,000.

10.7 Withholding Tax Exemption

10.7.1 The Lender shall use its best endeavours to provide Gazprom no later than 10 Business Days before the first Interest Payment Date with respect to the first Loan made pursuant to this Agreement (and thereafter as soon as possible at the beginning of each calendar year but not later than 10 Business Days prior to the first Interest Payment Date in that year) with a certificate, issued and certified by the competent Luxembourg authorities, confirming that the Lender is resident in Luxembourg, provided that the Lender shall not be liable for any failure to provide, or any delays in providing, such residency certificate as a result of any action or inaction of the competent Luxembourg authorities, but shall notify Gazprom without delay about any such failure or delay with a written description of the actions taken by the Lender to obtain such residency certificate. In the event that the Lender has not complied with its duty to use best endeavours as set out in this sub-clause, Gazprom has a right of recourse against the Lender in respect of such non compliance. Such certificate shall be appropriately apostilled and a certified translation supplied.

10.7.2 Gazprom and the Lender agree that, should the Russian legislation regulating the procedure for obtaining an exemption from Russian income tax withholding change then the procedure referred to in sub-clause 10.7.1 will be deemed changed accordingly.

10.8 Maintenance of Insurance

Gazprom and any Principal Subsidiary shall keep those of their properties which are of an insurable nature insured with insurers who implement good business practices and are believed by Gazprom or such Principal Subsidiary, as the case may be, to be responsible against loss or damage to the extent that property of similar character is usually so insured by corporations in the same jurisdictions similarly situated.

10.9 Reports

10.9.1 Gazprom will furnish to the Lender commencing with the year ending 31 December 2002, within 9 months of the relevant year-end audited annual financial statements prepared in accordance with IFRS as consistently applied, including a report thereon by Gazprom's certified independent accountants.

10.9.2 On each Interest Payment Date, Gazprom shall deliver to the Lender a written notice in the form of an Officer's Certificate stating whether any Potential Event of Default or Event of Default has occurred and, if it has occurred and shall be continuing, what action Gazprom is taking or proposes to take with respect thereto.

10.9.3 Gazprom will on request of the Lender provide the Lender with such further information, other than information which Gazprom determines in good faith to be confidential, about the business and financial condition of Gazprom and its Subsidiaries as the Lender may require (including pursuant to Clauses 14.5 and 14.12 of the Principal Trust Deed).

10.10 Compliance with Terms of Trust Deed

The Lender agrees that it will observe and comply with its obligations set out in the relevant Trust Deed and will not agree to any amendment to the terms of such Trust Deed without prior consultation, if reasonably practicable, with Gazprom. In addition, the Lender agrees that it will only exercise its power to appoint a new Trustee pursuant to Clause 26.1 of the Principal Trust Deed with the consent of Gazprom (such consent not to be unreasonably withheld or delayed).

11 Events of Default

11.1 Events of Default

If one or more of the following events of default (each, an "**Event of Default**") shall occur and be continuing, the Lender shall be entitled to the remedies set forth in sub-clause 11.3:

11.1.1 Gazprom fails to pay within three Business Days any amount payable under a Loan Agreement as and when such amount becomes payable in the currency and in the manner

specified therein, provided that such default will not be an Event of Default if (i) it occurs by reason only of administrative or technical difficulties affecting the transfer of the funds due from Gazprom, (ii) Gazprom issued the appropriate transfer and payment instructions in sufficient time to permit the transfer and payment of the amount due to be made on its due date and (iii) the Lender receives from Gazprom that amount within six Business Days after the due date for payment.

11.1.2 Gazprom fails to perform or observe any of its other obligations under a Loan Agreement and (except where in any such case that failure is not capable of remedy when no such notices as is hereinafter mentioned will be required) that failure continues for the period of 30 days (or such longer period as the Lender may permit) next following the submission by the Lender to Gazprom of notice in writing requesting the same to be remedied.

11.1.3 Any representation or warranty of Gazprom or any statement deemed to be made by Gazprom in a Loan Agreement or in any other document, certificate or notice delivered to the Lender in connection with such Loan Agreement or the issue of the corresponding Series of Notes proves to have been inaccurate, incomplete or misleading in any material respect at the time it was made or repeated or deemed to have been made or repeated.

11.1.4 Gazprom or any Principal Subsidiary (i) fails to pay any of its Financial Indebtedness as and when such Financial Indebtedness becomes payable, taking into account any applicable grace period or (ii) fails to perform or observe any covenant or agreement to be performed or observed by it contained in any other agreement or in any instrument evidencing any of its Financial Indebtedness if, as a result of such failure, any other party to such agreement or instrument is entitled to exercise, and has not irrevocably waived, the right to accelerate the maturity of any amount owing thereunder; provided, that the total amount of such Financial Indebtedness unpaid or capable of being accelerated exceeds U.S.$20,000,000 (or its equivalent in another currency); provided however that this sub-clause 11.1.4 shall not apply to foreign currency Financial Indebtedness owed to Russian Persons.

11.1.5 Gazprom or any Principal Subsidiary commences negotiations with its creditors generally with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors generally; provided that in the case of a Principal Subsidiary the same could have a Material Adverse Effect.

11.1.6 Gazprom or any Principal Subsidiary takes any corporate action or any order is made by a competent court for its winding-up, dissolution, external administration or re-organisation whether by way of voluntary arrangement, scheme of arrangement or otherwise or for the appointment of a liquidator, receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of all or a material part of its revenues and assets.

11.1.7 Gazprom or any Principal Subsidiary (i) fails or is unable to pay its debts generally as they become due or (ii) commences a voluntary case in bankruptcy or any other action or proceeding for any other relief under any law affecting creditors' rights as is similar to bankruptcy law, or (iii) a bankruptcy (insolvency) petition in respect of Gazprom or any Principal Subsidiary is accepted by any competent court and bankruptcy proceedings are initiated by such competent court, or any action is brought in and accepted by any competent court for the liquidation of Gazprom or any Principal Subsidiary or a Russian federal law that provides for the liquidation of Gazprom as operator of the Unified Gas Supply System is adopted and comes into effect.

11.1.8 Any governmental authorisation necessary for the performance of any obligation of Gazprom under a Loan Agreement fails to be in full force and effect.

11.1.9 Any governmental authority or court takes any action that has a material adverse effect on Gazprom's ability to perform its obligations under a Loan Agreement or the validity or enforceability of a Loan Agreement or the rights or remedies of the Lender under a Loan Agreement.

11.1.10 Any execution or distress is levied against, or an encumbrancer takes possession of, the whole or any material part of, the assets of Gazprom or any event occurs which under the laws of any jurisdiction has a similar or analogous effect and the same could have a Material Adverse Effect unless such execution, distress, enforcement of an Encumbrance or similar or analogous event is being contested in good faith by Gazprom and is not removed, paid out, stayed or discharged within 30 days of such execution, distress being levied, taking of possession or similar or analogous act, as the case may be.

11.1.11 The aggregate amount of unsatisfied final judgments, decrees or orders of courts of competent jurisdiction or other appropriate and competent law-enforcement bodies for the payment of money against Gazprom and its Principal Subsidiaries in the aggregate exceeds U.S.$25,000,000, or the equivalent thereof in any other currency or currencies and there is a period of 30 days following the entry thereof during which such judgment, decree or order is not appealed, discharged, waived or the execution thereof stayed and such default continues for ten days after the notice specified in sub-clause 11.2.

11.1.12 Any seizure, compulsory acquisition, expropriation, nationalisation or renationalisation after the date of a Loan Agreement by or under the authority of a government authority of all or part (the book value of which is fifteen per cent. (15 per cent.) or more of the book value of the whole) of the assets or all or more than fifteen per cent. (15 per cent.) of the voting or non-voting shares of Gazprom or any Principal Subsidiary is made by any person.

11.1.13 Gazprom or any of its Principal Subsidiaries ceases to carry on the principal business it carries on at the date of a Loan Agreement.

11.1.14 At any time it is or becomes unlawful for Gazprom to perform or comply with any or all of its obligations under a Loan Agreement or any of such obligations (subject as provided in sub-clause 9.1.2) are not, or cease to be, legal, valid, binding and enforceable.

11.1.15 Any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs.

11.2 Notice of Default

Gazprom shall deliver to the Lender and the Trustee, within 30 days after becoming aware thereof, written notice of any event which is a Potential Event of Default or an Event of Default, its status and what action Gazprom is taking or proposes to take with respect thereto.

11.3 Default Remedies

If any Event of Default shall occur and be continuing, the Lender may, by notice in writing to Gazprom, (a) declare the obligations of the Lender under the relevant Loan Agreement to be immediately terminated, whereupon such obligations shall terminate, and (b) declare all amounts payable under such Loan Agreement by Gazprom that would otherwise be due after the date of such termination to be immediately due and payable, whereupon all such amounts shall become immediately due and payable, all without diligence, presentment, demand of payment, protest or notice of any kind, which are all expressly waived by Gazprom; provided, however, that if any event of any kind referred to in sub-clause 11.1.7 occurs, the obligations of the Lender under such Loan Agreement shall immediately terminate, and all amounts payable under such Loan Agreement by Gazprom that would otherwise be due after the occurrence of such event shall become immediately due and payable, all without diligence, presentment, demand of payment, protest or notice of any kind, which are all especially waived by Gazprom.

11.4 Rights Not Exclusive

The rights provided for in each Loan Agreement are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided by law.

12 Indemnity

12.1 Indemnification

Gazprom undertakes to the Lender that if the Lender or any director, officer, employee or agent (other than the Principal Paying Agent or any of the Paying Agents) of the Lender (each an

"**Indemnified Party**") incurs any loss, liability, cost, claim, charge, expense (including all legal fees properly incurred) demand or damage (a "**Loss**") which may be properly incurred in respect of a Loan Agreement (or enforcement thereof), and/or the issuance, constitution, sale, listing and/or enforcement of the corresponding Series of Notes and/or the Notes of such Series being outstanding (excluding a Loss that is the subject of the undertakings contained in Clauses 8 and 13 and sub-clause 14.6 of this Agreement (it being understood that the Lender may not recover twice in respect of the same Loss)) Gazprom shall pay to the Indemnified Party on demand an amount equal to such Loss (as evidenced by an invoice distributed to Gazprom by the Lender in accordance with sub-clause 14.4) unless, in any such case, such Loss was either caused by such Indemnified Parties' negligence or wilful misconduct or arose out of a breach of the representations and warranties of the Lender contained herein or in the Dealer Agreement; provided that this sub-clause 12.1 will not apply to or in respect of any Taxes with respect to payments of principal and interest on the Loan or any other amount payable under such Loan Agreement.

12.2 Independent Obligation

Sub-clause 12.1 constitutes a separate and independent obligation of Gazprom from its other obligations under or in connection with each Loan Agreement or any other obligations of Gazprom in connection with the issuance of Notes by the Lender and shall not affect, or be construed to affect, any other provision of a Loan Agreement or any such other obligations.

12.3 Evidence of Loss

A certificate of the Lender, supported by relevant documentation, setting forth the amount of losses, expenses and liabilities described in sub-clause 12.1 and specifying in full detail the basis therefor shall be prima facie evidence of the amount of such losses, expenses and liabilities.

12.4 Survival

The obligations of Gazprom pursuant to sub-clauses 6.2, 6.3 and 12.1 shall survive the execution and delivery of each Loan Agreement and the drawdown and repayment of the relevant Loan, in each case by Gazprom.

13 Expenses

13.1 Reimbursement of Front-end Expenses for the Extension of the Loan by the Lender

Gazprom shall, pursuant to sub-clause 3.2 hereof and the relevant Loan Supplement, reimburse the Lender in the Specified Currency for all reasonable costs and expenses incurred by the Lender in connection with the negotiation, preparation and execution of each Loan Agreement and all related documents and other expenses connected with the extension of each Loan, including, without limitation, the fees and expense of its counsel.

13.2 Payment of Ongoing Expenses

In addition, Gazprom hereby agrees to pay to the Lender on demand in the Specified Currency all ongoing commissions, costs, fees and expenses (including, without limitation, enforcement costs), payable by the Lender under or in respect of the Lender Agreements and the letter entered into between Gazprom, the Lender, the Trustee and the Agents dated 22 September 2003 in respect of the Programme (the "**Fee Side Letter**"). Gazprom shall also pay the Lender for any indemnification or other payment obligations of the Lender under or in respect of the Agency Agreement, Trust Deed and/or the Fee Side Letter (other than the obligation of the Lender to make payments of principal, interest or additional amounts in respect of the corresponding Series of Notes). Payments to the Lender referred to in this sub-clause 13.2 shall be made by Gazprom at least two Business Days before the relevant payment is to be made or expense incurred.

14 General

14.1 Evidence of Debt

The entries made in the relevant Account shall, in the absence of manifest error, constitute prima facie evidence of the existence and amounts of Gazprom's obligations recorded therein.

14.2 Stamp Duties

14.2.1 Gazprom shall pay all stamp, registration and documentary taxes or similar charges (if any) imposed on Gazprom by any person in the Russian Federation, Luxembourg or the United States of America which may be payable or determined to be payable in connection with the execution, delivery, performance, enforcement, or admissibility into evidence of any Loan Agreement and shall indemnify the Lender against any and all costs and expenses which may be incurred or suffered by the Lender with respect to, or resulting from, delay or failure by Gazprom to pay such taxes or similar charges.

14.2.2 Gazprom agrees that if the Lender incurs a liability to pay any stamp, registration and documentary taxes or similar charges (if any) imposed by any person in the Russian Federation, the United States of America or Luxembourg which may be payable or determined to be payable in connection with the execution, delivery, performance, enforcement, or admissibility into evidence of any Loan Agreement and any documents related thereto as well as Notes of corresponding Series and any documents related thereto, Gazprom shall repay the Lender on demand an amount equal to such stamp or other documentary taxes or duties and shall indemnify the Lender against any and all costs and expenses connected with the payment of such amounts.

14.3 Waivers

No failure to exercise and no delay in exercising, on the part of the Lender or Gazprom, any right, power to privilege under any Loan Agreement and no course of dealing between Gazprom and the Lender shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. The rights and remedies provided in each Loan Agreement are cumulative and not exclusive of any rights, or remedies provided by applicable law.

14.4 Notices

All notices, requests, demands or other communications to or upon the respective parties to each Loan Agreement shall be given or made in the English language by telex or otherwise in writing and shall be deemed to have been duly given or made at the time of delivery, if delivered by hand or courier or if sent by facsimile transmission or by airmail, to the party to which such notice, request, demand or other communication is required or permitted to be given or made under such Loan Agreement addressed as follows:

14.4.1 if to Gazprom:

Open Joint Stock Company Gazprom
16 Nametkina Street
117884 Moscow
Russian Federation

Telecopier: (7 095) 719 8352
Attention: Corporate Finance Department

14.4.2 if to the Lender:

Gaz Capital S.A.
2, Boulevard Konrad Adenauer
L-1115 Luxembourg

Telecopier: (352) 421 22 243
Attention: The Directors

or to such other address or telecopier number as any party may hereafter specify in writing to the other.

14.5 Assignment

14.5.1 Each Loan Agreement shall inure to the benefit of and be binding upon the parties, their respective successors and any permitted assignee or transferee of some or all of a party's rights or obligations under such Loan Agreement. Any reference in a Loan Agreement to

any party shall be construed accordingly and, in particular, references to the exercise of rights and discretions by the Lender, following the enforcement of the security and/or assignment referred to in sub-clause 14.5.3 below, shall be references to the exercise of such rights or discretions by the Trustee (as Trustee). Notwithstanding the foregoing, the Trustee shall not be entitled to participate in any discussions between the Lender and Gazprom or any agreements of the Lender or Gazprom pursuant to sub-clauses 6.4 or 6.5 or Clause 8.

14.5.2 Gazprom shall not assign or transfer all or any part of its rights or obligations hereunder to any other party.

14.5.3 The Lender may not assign or transfer, in whole or in part, any of its rights and benefits or obligations under any Loan Agreement except (i) the charge by way of first fixed charge granted by the Lender in favour of the Trustee (as Trustee) of the Lender's rights and benefits under such Loan Agreement and (ii) the absolute assignment by the Lender to the Trustee of certain rights, interests and benefits under such Loan Agreement, in each case, pursuant to Clause 6 of the relevant Supplemental Trust Deed.

14.6 Currency Indemnity

To the fullest extent permitted by law, the obligation of Gazprom in respect of any amount due in the Specified Currency under a Loan Agreement shall, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the Specified Currency that the Lender may, in accordance with normal banking procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Business Day immediately following the day on which the Lender receives such payment. If the amount in the Specified Currency that may be so purchased for any reason falls short of the amount originally due (the "**Due Amount**"), Gazprom hereby agrees to indemnify and hold harmless the Lender against any deficiency in the Specified Currency. Any obligation of Gazprom not discharged by payment in the Specified Currency shall, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided the relevant Loan Agreement, shall continue in full force and effect. If the amount in the Specified Currency that may be purchased exceeds that Due Amount the Lender shall promptly pay the amount of the excess to Gazprom.

14.7 Prescription

Subject to the Lender having received the principal amount thereof or interest thereon from Gazprom, the Lender shall forthwith repay to Gazprom the principal amount or the interest amount thereon, respectively, of any Series of Notes upon such Series of Notes becoming void pursuant to Condition 11 of such Notes.

14.8 Contracts (Rights of Third Parties) Act 1999

A person who is not a party to a Loan Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of such Loan Agreement.

14.9 Choice of Law

Each Loan Agreement shall be governed by, and construed in accordance with, the laws of England.

14.10 Jurisdiction

14.10.1 For the exclusive benefit of the other party, each of Gazprom and the Lender hereby irrevocably agrees that the courts of England shall have jurisdiction to settle any disputes which may arise out of or in connection with any Loan Agreement and that accordingly any suit, action or proceeding (collectively, "**Proceedings**") arising out of or in connection with such Loan Agreement may be brought in such courts.

14.10.2 Each of the parties irrevocably waives any objection which it may now or hereafter have to the laying of the venue of any Proceedings in any such court referred to in this Clause

14 and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a final and conclusive judgment in any Proceedings brought in the English courts with competent jurisdiction shall be conclusive and binding and may be enforced in the courts of any other jurisdiction.

14.10.3 Nothing contained in any Loan Agreement shall limit the right of any party to take Proceedings against another party in any other court of competent jurisdiction to the extent permitted by any applicable law, nor shall the taking of Proceedings in connection with such Loan Agreement in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction or in any other court of competent jurisdiction in connection with such Loan Agreement to the extent permitted by any applicable law.

14.10.4 Each of the parties hereby agrees that, at the option of the other party, any dispute, controversy, claim or cause of action brought by any party against another party or arising out of or relating to any Loan Agreement may be settled by arbitration in accordance with the Rules of the London Court of International Arbitration, which rules are deemed to be incorporated by reference into this Clause. The place of arbitration shall be London, England and the language of the arbitration shall be English. The number of arbitrators shall be three, each of whom shall be disinterested in the dispute or controversy, shall have no connection with any party thereto and shall be an attorney experienced in international securities transactions. Each party shall nominate an arbitrator, who, in turn, shall nominate the Chairman of the Tribunal. If a dispute, claim controversy or cause of action shall involve more than two parties, the parties thereto shall attempt to align themselves in two sides (i.e. claimant and respondent) each of which shall appoint an arbitrator as if there were only two sides to such dispute, claim controversy or cause of action. If such alignment and appointment shall not have occurred within twenty (20) calendar days after the initiating party serves the arbitration demand or if a Chairman has not been selected within thirty (30) calendar days of the selection of the second arbitrator, the Arbitration Court of the London Court of International Arbitration shall appoint the three arbitrators or the Chairman, as the case may be. The parties and the Arbitration Court may appoint arbitrators from among the nationals of any country, whether or not a party is a national of that country. The arbitrators shall have no authority to award punitive or other punitive type damages and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Agreement.

Fees of the arbitration (excluding each party's preparation, travel, attorneys' fees and similar costs) shall be borne in accordance with the decision of the arbitrators. The decision of the arbitrators shall be final, binding and enforceable upon the parties and judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction thereof. In the event that the failure of a party to comply with the decision of the arbitrators requires any other party to apply to any court for enforcement of such award, the non-complying party shall be liable to the other for all costs of such litigation, including reasonable attorneys' fees.

14.10.5 **Lender's Process Agent**: The Lender agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Deutsche Bank Luxembourg S.A., c/o Deutsche Bank AG London, Winchester House, 1 Great Winchester Street, London EC2N 2DB or its other principal place of business in England for the time being or at any other address for the time being at which process may be served on such person in accordance with Part XXIII of the Companies Act 1985 (as modified or re-enacted from time to time). If such person is not or ceases to be effectively appointed to accept service of process on the Lender's behalf, the Lender shall, on the written demand of Gazprom, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, Gazprom shall be entitled to appoint such a person by written notice to the Lender. Nothing in this Clause shall affect the right of Gazprom to serve process in any other manner permitted by law.

14.10.6 **Gazprom's Process Agent**: Gazprom agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Gazprom (U.K.) Limited at 35 Vine Street, London EC3N 2AA or its other principal place of business in England for the time being or at any other address for the time being at which process may be served on such person in accordance with Part XXIII of the Companies Act 1985 (as modified or

re-enacted from time to time). If such person is not or ceases to be effectively appointed to accept service of process on Gazprom's behalf, Gazprom shall, on the written demand of the Lender, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, the Lender shall be entitled to appoint such a person by written notice to Gazprom. Nothing in this Clause shall affect the right of the Lender to serve process in any other manner permitted by law.

14.11 Counterparts

Each Loan Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same agreement.

14.12 Language

The language which governs the interpretation of each Loan Agreement is the English language.

14.13 Amendments

Except as otherwise provided by its terms, each Loan Agreement may not be varied except by an agreement in writing signed by the parties.

14.14 Partial Invalidity

The illegality, invalidity or unenforceability to any extent of any provision of each Loan Agreement under the law of any jurisdiction shall affect its legality, validity or enforceability in such jurisdiction to such extent only and shall not affect its legality, validity or enforceability under the law of any other jurisdiction, nor the legality, validity or enforceability of any other provision.

IN WITNESS WHEREOF, the parties hereto have caused this Facility Agreement to be executed on the date first written above.

Schedule
Form of Loan Supplement

This Loan Supplement is made on ● **between**:

(1) **GAZ CAPITAL S.A.**, a société anonyme established under the laws of Luxembourg whose registered office is at 2, Boulevard Konrad Adenauer L-1115 Luxembourg, registered with the Register of Commerce and Companies, Luxembourg under number B - 95071 (the "**Lender**"); and

(2) **OPEN JOINT STOCK COMPANY GAZPROM**, a company established under the laws of the Russian Federation whose registered office is at 16 Nametkina Street, 117884 Moscow, Russian Federation ("**Gazprom**").

Whereas:

(A) Gazprom has entered into a facility agreement dated 22 September 2003 (the "**Facility Agreement**") with the Lender in respect of Gazprom's U.S.$5,000,000,000 Programme for the Issuance of Loan Participation Notes (the "**Programme**").

(B) Gazprom proposes to borrow ● (the "**Loan**") and the Lender wishes to make such Loan on the terms set out in the Facility Agreement and this Loan Supplement.

It is agreed as follows:

1 Definitions

Capitalised terms used but not defined in this Loan Supplement shall have the meaning given to them in the Facility Agreement save to the extent supplemented or modified herein. The Schedule forms part of this Loan Supplement and shall have effect accordingly.

2 Additional Definitions

For the purpose of this Loan Supplement, the following expressions used in the Facility Agreement shall have the following meanings:

"**Account**" means the account in the name of the Lender with the Principal Paying Agent (account number ●, ●);

["**Calculation Agent**" means Deutsche Bank AG London;]

"**Closing Date**" means ●;

"**Gazprom Account**" means the account in the name of Gazprom (account number ●);

"**Loan Agreement**" means the Facility Agreement as amended and supplemented by this Loan Supplement;

"**Notes**" means ● [● per cent.][Floating Rate] Loan Participation Notes due ● issued by the Lender as Series ● under the Programme;

"**Repayment Date**" means ● [*amend as required for Floating Rate Notes*];

"**Specified Currency**" means ●;

"**Subscription Agreement**" means an agreement between the Lender, Gazprom and ● dated ● relating to the Notes; and

"**Trust Deed**" means the Principal Trust Deed between the Lender and the Trustee dated 22 September 2003 as amended and supplemented by a Supplemental Trust Deed dated ● constituting and securing the Notes.

3 Incorporation by Reference

Except as otherwise provided, the terms of the Facility Agreement shall apply to this Loan Supplement as if they were set out herein and the Facility Agreement shall be read and construed, only in relation to the Loan constituted hereby, as one document with this Loan Supplement.

4. The Loan

4.1. Drawdown

Subject to the terms and conditions of the Loan Agreement, the Lender agrees to make the Loan on the Closing Date to Gazprom and Gazprom shall make a single drawing in the full amount of the Loan.

4.2. Interest

The Loan is a [Fixed Rate][Floating Rate] Loan. Interest shall be calculated, and the following terms used in the Facility Agreement shall have the meanings, as set out below:

4.2.1 Fixed Rate Loan Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Interest Commencement Date	•
(ii) Rate[(s)] of Interest:	• per cent. per annum [payable [annually/semi-annually] in arrear
(iii) Interest Payment Date(s):	• in each year [adjusted in accordance with *[specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"]*/not adjusted]
(iv) Fixed Amount[(s)]:	• per • in principal amount
(v) Broken Amount:	*[Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Amount [(s)] and the Interest Payment Date(s) to which they relate]*
(vi) Day Count Fraction (Clause 4.9):	• *(Day count fraction should be Actual/Actual-ISMA for all fixed rate loans other than those denominated in U.S. dollars, unless specified)*
(vii) Determination Date(s) (Clause 4.9):	• in each year. *[Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last interest period]***
(viii) Other terms relating to the method of calculating interest for Fixed Rate Loans:	[Not Applicable/give details]
4.2.2 Floating Rate Loan Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Interest Commencement Date	•
(ii) Interest Period(s):	•
(iii) Specified Interest Payment Dates:	•
(iv) Business Day Convention:	[Floating Rate Business Day Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other *(give details)*]
(v) Business Centre(s) (Clause 4.9):	•
(vi) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other *(give details)*]

** Only to be completed for a Loan where Day Count Fraction is Actual/Actual-ISMA.

(vii) Interest Period Date(s):	[Not Applicable/*specify dates*]
(viii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	•
(ix) Screen Rate Determination (Clause 4.3.3):	
– Relevant Time:	•
– Interest Determination Date:	*[[•/TARGET] Business Days in [specify city] for [specify currency] prior to [the first day in each Interest Accrual Period/each Interest Payment Date*]]
– Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
– Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
– Relevant Financial Centre:	[*The financial centre most closely connected to the Benchmark—specify if not London*]
– Benchmark:	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*]
– Representative Amount:	[*Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*]
– Effective Date:	[*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*]
– Specified Duration:	[*Specify period for quotation if not duration of Interest Accrual Period*]
(x) ISDA Determination (Clause 4.3):	
– Floating Rate Option:	•
– Designated Maturity:	•
– Reset Date:	•
– ISDA Definitions: (if different from those set out in the Conditions)	•
(xi) Margin(s):	[+/–] • per cent. per annum
(xii) Minimum Rate of Interest:	• per cent. per annum
(xiii) Maximum Rate of Interest:	• per cent. per annum
(xiv) Day Count Fraction (Clause 4.9):	•
(xv) Rate Multiplier:	•

(xvi) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Loans, if different from those set out in the Facility Agreement: ●]

5 Fees and Expenses

Pursuant to Clause 3.2 of the Facility Agreement and in consideration of the Lender making the Loan to Gazprom, Gazprom hereby agrees that it shall, two Business Days before the Closing Date, pay to the Lender, in Same-Day Funds, the amount of the reimbursable expenses incurred by the Lender in connection with such Loan, [which expenses shall include the amount of all of the commissions, fees, costs and expenses as set forth in sub-clause [5.1] of the Subscription Agreement, paragraphs 1 and 4 of the Fee Side Letter and sub-clauses 3.2 and 13.1 of the Facility Agreement] pursuant to an invoice submitted by the Lender to Gazprom in the total amount of ●.

6 Governing Law

This Loan Supplement shall be governed by and construed in accordance with English law.

This Loan Supplement has been entered into on the date stated at the beginning.

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the Terms and Conditions of the Notes, which contain summaries of certain provisions of the Trust Deed, and which (subject to completion and amendment in accordance with the provisions of the relevant Pricing Supplement) will be attached to the Notes in definitive form, if issued, and (subject to the provisions thereof) apply to the Global Notes representing each Series. Either (i) the full text of these terms and conditions together with the relevant provisions of the Pricing Supplement or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions), shall be endorsed on such Notes. All capitalised terms that are not defined in these Conditions will have the meanings given to them in the relevant Pricing Supplement. Those definitions will be endorsed on the definitive Notes. References in the Conditions to "Notes" are to the Notes of one Series only, not to all Notes that may be issued under the Programme.

The Notes are constituted by, are subject to, and have the benefit of, a supplemental trust deed dated the Issue Date specified hereon (the "**Supplemental Trust Deed**") supplemental to a trust deed (as amended or supplemented as at the Issue Date, the "**Principal Trust Deed**") dated 22 September 2003, each made between Gaz Capital S.A. (the "**Issuer**") and Deutsche Bank Trust Company Americas (the "**Trustee**", which expression shall include any trustee or trustees for the time being under the Trust Deed) as trustee and successors thereof for the holders of the Notes (the "**Noteholders**"). The Principal Trust Deed and the Supplemental Trust Deed as modified from time to time in accordance with the provisions therein contained and any deed or other document expressed to be supplemental thereto, as from time to time so modified, are together referred to as the "**Trust Deed**".

The Issuer has authorised the creation, issue and sale of the Notes for the sole purpose of financing a loan (the "**Loan**") as specified hereon to Open Joint Stock Company Gazprom (the "**Borrower**"). The Issuer and the Borrower have recorded the terms of the Loan in a facility agreement (the "**Facility Agreement**") dated 22 September 2003, as supplemented on the Issue Date specified hereon by a loan supplement (the "**Loan Supplement**") each between the Issuer and the Borrower (together, the "**Loan Agreement**").

In each case where amounts of principal, interest and additional amounts (if any) are stated herein or in the Trust Deed to be payable in respect of the Notes, the obligations of the Issuer to make any such payment shall constitute an obligation only to account to the Noteholders on each date upon which such amounts of principal, interest and additional amounts (if any) are due in respect of the Notes, for an amount equivalent to sums of principal, interest and additional amounts (if any) actually received by or for the account of the Issuer pursuant to the Loan Agreement.

The Issuer has charged by way of first fixed charge in favour of the Trustee certain of its rights and interests as lender under the Loan Agreement (other than any rights and benefits constituting Reserved Rights (as defined in the Trust Deed)) as security for its payment obligations in respect of the Notes and under the Trust Deed (the "**Charge**") and has assigned absolutely certain other rights under the Loan Agreement to the Trustee (the "**Assigned Rights**" and together with the Charge, the "**Security Interests**"). In certain circumstances, the Trustee can (subject to it being indemnified and/or secured to its satisfaction) be required by Noteholders holding at least one quarter of the principal amount of the Notes outstanding or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders to exercise certain of its powers under the Trust Deed (including those arising under the Assigned Rights).

The Notes have the benefit of, and payments in respect of the Notes will be made (subject to the receipt of the relevant funds from the Borrower) pursuant to, a paying agency agreement (the "**Agency Agreement**") dated 22 September 2003 and made between the Issuer, Deutsche Bank Luxembourg S.A. as paying agent and Luxembourg registrar, Deutsche Bank Trust Company Americas as paying agent and U.S. registrar (together with Deutsche Bank Luxembourg S.A. in such capacity, each a "**Registrar**", which expressions shall include any successors), Deutsche Bank AG London as the principal paying agent (the "**Principal Paying Agent**") and calculation agent and Deutsche Bank AG London and Deutsche Bank Luxembourg S.A. as transfer agents (the "**Transfer Agents**"), which expressions shall include any additional or successor transfer agents), the Borrower and the Trustee.

Copies of the Trust Deed, the Loan Agreement, the Agency Agreement and the Pricing Supplement are available for inspection at the principal office of the Trustee being, at the date hereof, at Winchester House, 1 Great Winchester Street, London EC2N 2DB, at the specified office of the Principal Paying Agent and at the specified office of the Paying Agent in Luxembourg.

The statements contained in these Terms and Conditions include summaries or restatements of, and are subject to, the detailed provisions of the Trust Deed, the Pricing Supplement, the Loan Agreement

(the form of which is scheduled to and incorporated in the Trust Deed) and the Agency Agreement. Noteholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions thereof.

1 Status

The sole purpose of the issue of the Notes is to provide the funds for the Issuer to finance the Loan. The Notes constitute the obligation of the Issuer to apply the proceeds from the issue of the Notes solely for financing the Loan and to account to the Noteholders for an amount equivalent to sums of principal, interest and additional amounts (if any) actually received by or for the account of the Issuer pursuant to the Loan Agreement.

The Trust Deed provides that payments in respect of the Notes equivalent to the sums actually received by or for the account of the Issuer by way of principal, interest or additional amounts (if any) pursuant to the Loan Agreement will be made pro rata among all Noteholders, on the date of, and in the currency of, and subject to the conditions attaching to, the equivalent payment pursuant to the Loan Agreement. The Issuer shall not be liable to make any payment in respect of the Notes other than as expressly provided herein and in the Trust Deed. As provided therein, neither the Issuer nor the Trustee shall be under any obligation to exercise in favour of the Noteholders any rights of set-off or of banker's lien or to combine accounts or counterclaim that may arise out of other transactions between the Issuer and the Borrower.

Noteholders have notice of, and have accepted, these Terms and Conditions, the Pricing Supplement and the contents of the Trust Deed and the Loan Agreement, and have hereby accepted that:

1.1 neither the Issuer nor the Trustee makes any representation or warranty in respect of, or shall at any time have any responsibility for, or, save as otherwise expressly provided in the Trust Deed or in paragraph 1.6 below, liability or obligation in respect of the performance and observance by the Borrower of its obligations under the Loan Agreement or the recoverability of any sum of principal or interest (or any additional amounts) due or to become due from the Borrower under the Loan Agreement;

1.2 neither the Issuer nor the Trustee shall at any time have any responsibility for, or obligation or liability in respect of, the financial condition, creditworthiness, affairs, status or nature of the Borrower;

1.3 neither the Issuer nor the Trustee shall at any time be liable for any representation or warranty or any act, default or omission of the Borrower under or in respect of the Loan Agreement;

1.4 neither the Issuer nor the Trustee shall at any time have any responsibility for, or liability or obligation in respect of, the performance and observance by the Principal Paying Agent, any of the Paying Agents, the Registrar or the Transfer Agent of their respective obligations under the Agency Agreement;

1.5 the financial servicing and performance of the terms of the Notes depend solely and exclusively upon performance by the Borrower of its obligations under the Loan Agreement and its covenant to make payments under the Loan Agreement and its credit and financial standing. The Borrower has represented and warranted to the Issuer in the Loan Agreement that the Loan Agreement constitutes a legal, valid and binding obligation of the Borrower; and

1.6 the Issuer and the Trustee shall be entitled to rely on a certificate signed by a duly authorised officer of the Borrower confirming that the Borrower is complying with its obligations under the Loan Agreement and shall not otherwise be responsible for investigating any aspect of the Borrower's performance in relation thereto and, subject as further provided in the Trust Deed, the Trustee will not be liable for any failure to make the usual or any investigations which might be made by a security holder in relation to the property which is the subject of the Trust Deed and held by way of security for the Notes, and shall not be bound to enquire into or be liable for any defect or failure in the right or title of the Issuer to the assigned property whether such defect or failure was known to the Trustee or might have been discovered upon examination or enquiry or whether capable of remedy or not, nor will it have any liability for the enforceability of the security created by the Security Interests whether as a result of any failure, omission or defect in registering or filing or otherwise protecting or perfecting such security; the Trustee has no responsibility for the value of such security.

Under the Trust Deed, the obligations of the Issuer in respect of the Notes rank *pari passu* and rateably without any preference among themselves.

In the event that the payments under the Loan Agreement are made by the Borrower to, or to the order of, the Trustee or (subject to the provisions of the Trust Deed) the Principal Paying Agent, they will *pro tanto* satisfy the obligations of the Issuer in respect of the Notes.

Save as otherwise expressly provided herein and in the Trust Deed, no proprietary or other direct interest in the Issuer's right under or in respect of the Loan Agreement or the Loan exists for the benefit of the Noteholders. Subject to the terms of the Trust Deed, no Noteholder will have any entitlement to enforce the Loan Agreement or direct recourse to the Borrower except through action by the Trustee pursuant to the Assigned Rights granted to the Trustee in the Trust Deed. Neither the Issuer nor, following the enforcement of the Security Interests created in the Trust Deed, the Trustee shall be required to take proceedings to enforce payment under the Loan Agreement unless it has been indemnified and/or secured by the Noteholders to its satisfaction.

2 Form, Denomination and Title

The Notes will be issued in fully registered form, and in the Specified Denomination shown hereon or integral multiples thereof, without interest coupons; provided that the Rule 144A Notes shall be held in amounts of not less than U.S.$100,000.

A Note issued under the Principal Trust Deed may be a Fixed Rate Note, a Floating Rate Note, a combination of the foregoing or any other kind of Note, depending upon the Interest and Redemption/Payment Basis specified hereon.

3 Register, Title and Transfers

The Registrar will maintain a register (the "**Register**") in respect of the Notes in accordance with the provisions of the Agency Agreement. In these Conditions the "holder" of a Note means the person in whose name such Note is for the time being registered in the Register (or, in the case of a joint holding, the first named thereof) and "Noteholder" shall be construed accordingly. A Note will be issued to each Noteholder in respect of its registered holding.

The holder of each Note shall (except as otherwise required by law) be treated as the absolute owner of such Note for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing on the Note relating thereto (other than the endorsed form of transfer) or any notice of any previous loss or theft of such Note) and no person shall be liable for so treating such holder.

A Note may be transferred upon surrender of the relevant Note, with the endorsed form of transfer duly completed, at the specified office of the Registrar or at the specified office of the Transfer Agent, together with such evidence as the Registrar or the Transfer Agent may reasonably require to prove the title of the transferor and the authority of the individuals who have executed the form of transfer. Where not all the Notes represented by the surrendered Note are the subject of the transfer, a new Note in respect of the balance of the Note will be issued to the transferor.

Subject to the last paragraph of this Condition, within five business days of the surrender of a Note in accordance with the immediately preceding paragraph above, the Registrar will register the transfer in question and deliver a new Note to each relevant holder at its specified office or (at the request and risk of such relevant holder) by uninsured first class mail (airmail if overseas) to the address specified for the purpose by such relevant holder. In this paragraph, "business day" means a day on which commercial banks are open for business (including dealings in foreign currencies) in the city where the Registrar has its specified office.

The transfer of a Note will be effected without charge but against such indemnity as the Registrar may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such transfer.

Noteholders may not require transfers to be registered during the period of 15 days ending on the due date for any payment of principal or interest in respect of the Notes.

4 Restrictive Covenants

As provided in the Trust Deed, so long as any of the Notes remains outstanding (as defined in the Trust Deed), the Issuer will not, without the prior written consent of the Trustee, agree to any amendments to or any modification or waiver of, or authorise any breach or proposed breach of, the

terms of the Loan Agreement and will act at all times in accordance with any instructions of the Trustee from time to time with respect to the Loan Agreement, except as otherwise expressly provided in the Loan Agreement. Any such amendment, modification, waiver or authorisation made with the consent of the Trustee shall be binding on the Noteholders and, unless the Trustee agrees otherwise, any such amendment or modification shall be notified by the Issuer to the Noteholders in accordance with Condition 14.

Save as provided above, so long as any Note remains outstanding, the Issuer, without the prior written consent of the Trustee shall not, *inter alia*, incur any other indebtedness for borrowed moneys, engage in any other business (other than acquiring and holding the Charged Property in respect of each Series issuing Notes, entering into Loans and performing any act incidental to or necessary in connection with the foregoing), declare any dividends, have any subsidiaries or employees, purchase, own, lease or otherwise acquire any real property (including office premises or like facilities), consolidate or merge with any other person or convey or transfer its properties or assets substantially as an entity to any person (otherwise than as contemplated in these conditions and the Trust Deed), issue any shares, give any guarantee or assume any other liability, or subject to the laws of Luxembourg, petition for any winding-up or bankruptcy.

5 Interest

(a) **Interest on Fixed Rate Notes**: Each Fixed Rate Note bears interest on its outstanding principal amount from (and including) the Interest Commencement Date at the rate(s) per annum (expressed as a percentage) equal to the Rate(s) of Interest specified hereon which shall be equal to the rate per annum at which interest under the Loan accrues. Accordingly, on each Interest Payment Date the Issuer shall account to the Noteholders for an amount equivalent to amounts of interest under the Loan received by or for the account of the Issuer pursuant to the Loan Agreement.

If a Fixed Coupon Amount or a Broken Amount is specified hereon, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified hereon.

(b) **Interest on Floating Rate Notes**:

(i) *Interest Payment Dates:* Each Floating Rate Note bears interest on its outstanding nominal amount from (and including) the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest specified hereon, which shall be equal to the rate per annum at which interest under the Loan accrues, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown hereon as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown hereon, Interest Payment Date shall mean each date which falls the number of months or other period shown hereon as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date. Accordingly, on each such date, the Issuer shall account to the Noteholders for an amount equivalent to amounts of interest under the Loan received by or for the account of the Issuer pursuant to the Loan Agreement.

(ii) *Business Day Convention:* If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii) *Rate of Interest for Floating Rate Notes:* The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified hereon and as set out in the Loan Agreement.

(c) **Accrual of Interest**: Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date (as defined in Condition 8).

(d) **Calculations**: The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction as specified hereon and in the Loan Agreement, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(e) **Publication of Rates of Interest and Interest Amounts**: As soon as practicable after calculating or determining the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date as set out in the Loan Agreement, the Calculation Agent shall cause such Rate of Interest and Interest Amounts to be notified to the Trustee, the Issuer, Gazprom, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 5(b)(ii), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made with the consent of the Trustee by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Clause 11 of the Facility Agreement, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made unless the Trustee otherwise requires. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(f) **Determination or Calculation by Trustee**: If the Calculation Agent does not at any time for any reason determine or calculate the Rate of Interest for an Interest Period or any Interest Amount pursuant to the Loan Agreement, the Trustee shall do so (or shall appoint an agent on its behalf to do so) and such determination or calculation shall be deemed to have been made by the Calculation Agent. In doing so, the Trustee shall apply the foregoing provisions of this Condition, with any necessary consequential amendments, to the extent that, in its opinion, it can do so, and, in all other respects it shall do so in such manner as it shall deem fair and reasonable in all the circumstances.

6 Redemption

Unless previously prepaid or repaid pursuant to Clause 5.2 or 5.3 of the Facility Agreement, the Borrower will be required to repay the Loan on its Repayment Date (as defined in the Loan Agreement) and, subject to such repayment, as set forth in the Loan Agreement, all the Notes then remaining outstanding will on that date be redeemed or repaid by the Issuer in the relevant Specified Currency on the Maturity Date specified hereon at their Final Redemption Amount (which, unless otherwise specified hereon, is 100 per cent. of the principal amount thereof).

If the Loan should become repayable (and be repaid) pursuant to the Loan Agreement prior to its Repayment Date, all Notes then remaining outstanding will thereupon become due and redeemable or repayable at their Early Redemption Amount (which, unless otherwise specified hereon is par together with interest accrued to the date of redemption) and the Issuer will endeavour to give not less than eight days' notice thereof to the Trustee and the Noteholders in accordance with Condition 14.

To the extent that the Issuer receives amounts of principal, interest or other amounts (other than amounts in respect of the Reserved Rights) following acceleration of the Loan pursuant to Clause 11 of the Loan Agreement, the Issuer shall pay an amount equal to and in the same currency as such amounts on the Business Day following receipt of such amounts, subject as provided in Condition 7.

The Issuer, subject to the Borrower's written consent (which consent shall not be unreasonably withheld or delayed), may compel any beneficial owner of Notes initially sold pursuant to Rule 144A under the U.S. Securities Act of 1933 (the "**Securities Act**") to sell its interest in such Notes, or may sell such interest on behalf of such holder, if such holder is a U.S. person that is not a qualified institutional buyer (as defined in Rule 144A under the Securities Act) and a qualified purchaser (as defined in Section 2(a)(51) of the U.S. Investment Company Act of 1940).

7 Payments and Agents

Payments of principal shall be made against presentation and surrender of the relevant Notes at the specified office of the Principal Paying Agent or at the specified office of any Transfer Agent or of the Registrar and in the manner provided in the paragraph below.

Interest shall be paid to the person shown on the Register at the close of business on the fifteenth day before the due date for payment thereof (the "**Record Date**"). Payments of interest shall be made in the Specified Currency by cheque drawn on a bank in the principal financial centre for the Specified Currency or, in the case of euro, in a city in which banks have access to the TARGET System (a "**Bank**") and mailed to the holder (or to the first named of joint holders) of such Note at its address appearing in the Register. Upon application by the holder to the specified office of the Registrar or any Transfer Agent before the Record Date, such payment of interest may be made by transfer to an account in the relevant currency maintained by the payee with a Bank, or by transfer to an account in the Specified Currency maintained by the payee with, a Bank in the principal financial centre of such Specified Currency or in the case of euro, a Bank specified by the payee or at the option of the payee, by a euro-cheque and (in the case of interest payable on redemption) upon surrender of the relevant Notes at the specified office of the Principal Paying Agent or at the specified office of the Transfer Agent.

All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations, but without prejudice to the provisions of Condition 8. No commissions or expenses shall be charged to the Noteholders in respect of such payments.

If the due date for payments of interest or principal is not a business day, a Noteholder shall not be entitled to payment of the amount due until the next following business day and shall not be entitled to any further interest or other payment in respect of any such delay. In this paragraph, "**business day**" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the relevant place of presentation, in such jurisdictions as shall be specified as "**Financial Centres**" hereon, and (i) (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency or (ii) (in the case of a payment in euro) which is a TARGET Business Day.

The names of the initial Paying Agents and their initial specified offices are set out below. The Agency Agreement provides that the Issuer may at any time, with the prior written approval of the Trustee, vary or terminate the appointment of the Principal Paying Agent or any of the Paying Agents, and appoint additional or other paying agents provided that (i) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will be a paying agent and transfer agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or other relevant authority and (ii) a Paying Agent with a specified office in a European Union member state that will not be obliged to withhold or

deduct tax pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26–27 November 2000 or any law implementing or complying with or introduced in order to conform to such Directive. Any such variation, termination or appointment shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not more than 45 days' and not less than 30 days' notice thereof shall have been given to the Noteholders in accordance with Condition 14.

In addition, if the due date for redemption or repayment of a Note is not an Interest Payment Date, interest accrued from the preceding Interest Payment Date or, as the case may be, from the Issue Date as specified hereon shall be payable only as and when actually received by or for the account of the Issuer pursuant to the Loan Agreement.

Save as otherwise directed by the Trustee at any time after any of the Security Interests created in the Trust Deed becomes enforceable, the Issuer will, pursuant to Clause 6 of the Agency Agreement require the Borrower to make all payments of principal and interest to be made pursuant to the Loan Agreement to the Principal Paying Agent to an account in the name of the Issuer (the "**Account**"). Under the Charge, the Issuer will charge by way of first fixed charge all the rights, title and interest in and to all sums of money then or in the future deposited in the Account in favour of the Trustee for the benefit of the Noteholders.

8 Taxation

All payments in respect of the Notes by or on behalf of the Issuer will be made without deduction or withholding for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of the Russian Federation or Luxembourg or any authority thereof or therein having the power to tax, unless the deduction or withholding of such taxes or duties is required by law.

In such event, the Issuer shall make such additional payments as shall result in the receipt by the Noteholders of such amount as would have been received by them if no such withholding or deduction had been required but only to the extent and only at such time as the Issuer receives an equivalent amount from the Borrower under the Loan Agreement. To the extent that the Issuer receives a lesser additional amount from the Borrower, the Issuer will account to each Noteholder for an additional amount equivalent to a pro rata proportion of such additional amount (if any) as is actually received by, or for the account of, the Issuer pursuant to the Loan Agreement on the date of, in the currency of, and subject to any conditions attaching to the payment of such additional amount to the Issuer provided that no such additional amount will be payable in respect of any Note:

8.1 to a Noteholder who (a) is able to avoid such deduction or withholding by satisfying any statutory requirements or by making a declaration of non-residence or other claim for exemption to the relevant tax authority; or (b) is liable for such taxes or duties by reason of his having some connection with the Russian Federation or Luxembourg other than the mere holding of such Note or the receipt of payments in respect thereof;

8.2 in respect of a Note presented for payment of principal more than 30 days after the Relevant Date except to the extent that such additional payment would have been payable if such Note had been presented for payment on such 30th day;

8.3 where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

8.4 in respect of a Note presented for payment by or on behalf of a Noteholder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the European Union.

As used herein, "**Relevant Date**" (i) means the date on which any payment under the Loan Agreement first becomes due but (ii) if the full amount payable by the Borrower has not been received by, or for the account of, the Issuer pursuant to the Loan Agreement on or prior to such date, it means the date on which such moneys shall have been so received and notice to that effect shall have been duly given to the Noteholders by or on behalf of the Issuer in accordance with Condition 14.

Any reference herein or in the Trust Deed to payments in respect of the Notes shall be deemed also to refer to any additional amounts which may be payable in accordance with the Trust Deed and this Condition 8 or any undertaking given in addition thereto or in substitution therefor pursuant to the Trust Deed.

9 Enforcement

The Trust Deed provides that only the Trustee may pursue the remedies under the general law, the Trust Deed or the Notes to enforce the rights of the Noteholders and no Noteholder will be entitled to pursue such remedies unless the Trustee (having become bound to do so in accordance with the terms of the Trust Deed) fails or neglects to do so within a reasonable period and such failure or neglect is continuing.

At any time after the occurrence of an Event of Default (as defined in the Facility Agreement) or of a Relevant Event (as defined in the Trust Deed), the Trustee may, at its discretion and without notice and shall, if requested to do so by Noteholders owning 25 per cent. in aggregate principal amount of the Notes outstanding, or if directed to do so by an Extraordinary Resolution and, in either case, subject to it being secured and/or indemnified to its satisfaction, declare all amounts payable under the Loan Agreement by the Borrower to be due and payable (in the case of an Event of Default), or enforce the security created in the Trust Deed in favour of the Trustee (in the case of a Relevant Event). Upon repayment of the Loan following an Event of Default and a declaration as provided herein, the Notes will be redeemed or repaid at their principal amount together with interest accrued to the date fixed for redemption and thereupon shall cease to be outstanding.

10 Meetings of Noteholders; Modification of Notes, Trust Deed and Loan Agreement; Waiver; Substitution of the Issuer

The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including any modification of, or any arrangement in respect of, the Notes, the Loan Agreement or the Trust Deed. Noteholders will vote pro rata according to the principal amount of their Notes. Special quorum provisions apply for meetings of Noteholders convened for the purpose of amending certain terms concerning, *inter alia*, the amount payable on, and the currency of payment in respect of, the Notes and the amounts payable and currency of payment under the Loan Agreement. Any resolution duly passed at a meeting of Noteholders will be binding on all the Noteholders, whether present or not.

The Trustee may agree, without the consent of the Noteholders, to any modification of the Notes and the Trust Deed or, following the creation of the Security Interests, the Loan Agreement which in the opinion of the Trustee is of a formal, minor or technical nature, is made to correct a manifest error or is not materially prejudicial to the interests of the Noteholders.

The Trustee may also waive or authorise or agree to the waiving or authorising of any breach or proposed breach by the Issuer of the Terms and Conditions of the Notes or the Trust Deed or, following the creation of the Security Interests, by the Borrower of the terms of the Loan Agreement, or determine that any event which would or might otherwise give rise to a right of acceleration under the Loan Agreement shall not be treated as such, if, in the opinion of the Trustee, to do so would not be materially prejudicial to the interests of the Noteholders (as a class). Any such modification, waiver or authorisation shall be binding on the Noteholders and, unless the Trustee agrees otherwise, any such modification shall be promptly notified to the Noteholders.

The Trust Deed contains provisions to the effect that the Issuer may, and at the request of the Borrower shall, having obtained the consent of the Borrower (if such substitution is not to be made at the request of the Borrower) and the Trustee (which latter consent may be given without the consent of the Noteholders) and having complied with such reasonable requirements as the Trustee may direct in the interests of the Noteholders, substitute any entity in place of the Issuer as creditor under the Loan Agreement, as issuer and principal obligor in respect of the Notes and as principal obligor under the Trust Deed, subject to the relevant provisions of the Trust Deed and the substitute's rights under the Loan Agreement being charged and assigned, respectively, to the Trustee as security for the payment obligations of the substitute obligor under the Trust Deed and the Notes.

In connection with the exercise of any of its powers, trusts, authorities or discretions, the Trustee shall have regard to the interests of the Noteholders as a class and, in particular, shall not have

regard to the consequences of such exercise for individual Noteholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory. No Noteholder is entitled to claim from the Issuer or the Trustee any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders.

11 Prescription

Notes will become void unless presented for payment of principal within 10 years (in the case of principal) or five years (in the case of interest) from the due date for payment in respect thereof.

12 Indemnification of Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce payment unless indemnified to its satisfaction. The Trustee is entitled to enter into contracts or transactions with the Issuer and/or the Borrower and any entity related to the Issuer and/or the Borrower without accounting for any profit, fees, corresponding interest, discounts or share of brokerage earned, arising or resulting from any such contract or transactions.

The Trustee's responsibilities are solely those of trustee for the Noteholders on the terms of the Trust Deed. Accordingly, the Trustee makes no representations and assumes no responsibility for the validity or enforceability of the Loan Agreement or the security created in respect thereof or for the performance by the Issuer of its obligations under or in respect of the Notes and the Trust Deed or by the Borrower in respect of the Loan Agreement.

13 Replacement of Notes

If any Note shall become mutilated, defaced, lost, stolen or destroyed it may, subject to all applicable laws and regulations and stock exchange requirements, be replaced at the specified office of the Registrar in Luxembourg or at the specified office of the Paying Agent in Luxembourg on payment of such costs, expenses, taxes and duties as may be incurred in connection therewith and on such terms as to evidence, security and indemnity and otherwise as may reasonably be required by or on behalf of the Issuer or the Trustee. Mutilated or defaced Notes must be surrendered before replacements will be issued.

14 Notices

All notices to the Noteholders shall be deemed to have been duly given if (i) posted to such holders at their respective addresses as shown on the Register and (ii) so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, published in a daily newspaper of general circulation in Luxembourg approved by the Trustee, currently expected to be the *Luxemburger Wort*. Any such notice shall be deemed to have been given on the first date on which both conditions shall have been met.

In case by reason of any other cause it shall be impracticable to publish any notice to holders of Notes as provided above, then such notification to such holders as shall be given with the approval of the Trustee shall constitute sufficient notice to such holders for every purpose hereunder.

15 Further Issues

The Issuer may from time to time, without the consent of the Noteholders, create and issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the amount and the date of the first payment of interest) so as to be consolidated and form a single series with the Notes. Such further Notes shall be constituted by a deed supplemental to the Trust Deed between the Issuer and the Trustee. The Trust Deed contains provisions for convening a single meeting of Noteholders and the holders of Notes of other series in certain circumstances where the Trustee so decides. In relation to any further issue which is to be consolidated and form a single series with the Notes, the Issuer will enter into a loan agreement supplemental to the Loan Agreement with the Borrower on substantially the same terms as the Loan Agreement (or in all respects except for the amount and the date of the first payment of interest on the further Notes). The Issuer will provide a further fixed charge in favour of the Trustee in respect of certain of its

rights and interests under such loan agreement and will assign absolutely certain of its rights under such loan agreement which will secure both the Notes and such further Notes and which will supplement the Security Interests in relation to the existing Notes of such Series.

16 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

17 Governing Law

The Notes, the Agency Agreement and the Trust Deed are governed by, and shall be construed in accordance with, English law. The Issuer has submitted in the Trust Deed to the exclusive jurisdiction of the courts of England and has appointed an agent for the service of process in England. For the avoidance of doubt, the provisions of articles 86 to 94-8 of the Luxembourg law of 10 August 1915, as amended, on commercial companies are excluded.

GAZ CAPITAL S.A.

Gaz Capital S.A. was incorporated as a société anonyme on July 23, 2003 for an unlimited duration with limited liability under the laws of the Grand Duchy of Luxembourg. Its Articles of Incorporation have been published in the Mémorial, Recueil des Sociétés et Associations on August 21, 2003. It is registered with the Register of Commerce and Companies, Luxembourg under number B-95071.

Its registered office is located at 2, Boulevard Konrad Adenauer, L-1115 Luxembourg.

Gaz Capital S.A.'s subscribed share capital amounts to euro 31,000 divided into 31 registered shares with a par value of euro 1,000 each. All of the shares are fully paid up. Thirty shares are owned by Stichting Gaz Capital and one share by Stichting Participatie DITC Amsterdam.

Gaz Capital S.A. has a Board of Directors, currently consisting of three directors. The directors at present are:

- Rolf Caspers, banker, having his professional address at 2, Boulevard Konrad Adenauer, L-1115 Luxembourg,
- Peter Dickinson, banker, having his professional address at 2, Boulevard Konrad Adenauer, L-1115 Luxembourg, and
- Vincent de Rycke, banker, having his professional address at 2, Boulevard Konrad Adenauer, L-1115 Luxembourg.

Deutsche Bank Luxembourg S.A. is the domiciliation agent of Gaz Capital S.A. Its duties include the provision of certain administrative and related services. Its appointment may be terminated and it may retire upon 2 months' prior notice subject to the appointment of an alternative domiciliation agent.

The corporate object of Gaz Capital S.A., as described in Article 3 of its Articles of Incorporation, is:

- the issue of Notes and other debt securities under a program for the issuance of loan participation notes for the purpose of financing loans to Open Joint Stock Company Gazprom;
- the granting of loans to Open Joint Stock Company Gazprom;
- the granting of security interests over its assets to a trustee in relation to the issuance of the loan participation notes; and,
- the making of deposits at banks or with other depositaries.

Gaz Capital S.A. may carry out any transactions, whether commercial or financial which are directly or indirectly connected with its corporate objective at the exclusion of any banking activity.

In general Gaz Capital S.A. may carry out any operation which it may deem useful or necessary in the accomplishment and the development of its corporate purpose.

Elpers & Co Réviseurs d'entreprises S.à r.l., having its registered office at 11, Boulevard du Prince Henri, L-1724 Luxembourg has been appointed to act as statutory auditors to Gaz Capital S.A.

Capitalization

The following table sets forth the unaudited capitalization of Gaz Capital S.A. as at the date of this Offering Circular:

	€
Share capital (issued 31 Ordinary Shares of €1,000 each)	31,000
Series 1 Notes (issued on September 22, 2003)	1,000,000,000
Total Capitalization	1,000,031,000

Other than as detailed above, Gaz Capital S.A. does not have any loan capital, borrowings or contingent liabilities.

Financial Statements

Since Gaz Capital S.A.'s sole payment obligation in respect of a Series of Notes is to make certain payments as and when payments on the corresponding Loan are received pursuant to the relevant Loan Agreement, financial information relating to Gaz Capital S.A. is not included in this Offering Circular.

TRANSFER RESTRICTIONS

Rule 144A Notes

Each purchaser of Rule 144A Notes within the United States, by accepting delivery of this Offering Circular and the Notes, will be deemed to have represented, agreed and acknowledged that:

(1) It is (a) a qualified institutional buyer within the meaning of Rule 144A (a "QIB") that is also a qualified purchaser as defined in Section 2(a)(51) of the Investment Company Act (a "QP"), (b) not a broker-dealer which owns and invests on a discretionary basis less than U.S.$25 million in securities of unaffiliated issuers, (c) not a participant-directed employee plan, such as a 401(k) plan, (d) acting for its own account, or for the account of another QIB that is also a QP, (e) not formed for the purpose of investing in the Issuer, and (f) aware, and each beneficial owner of such Notes has been advised, that the sale of such Notes to it is being made in reliance on Rule 144A.

(2) It will, (a) along with each account for which it is purchasing, hold and transfer beneficial interests in the Rule 144A Notes in a principal amount that is not less than U.S.$100,000 and (b) provide notice of these transfer restrictions to any subsequent transferees. In addition, they understand that the Issuer may receive a list of participants holding positions in its securities from one or more book-entry depositories.

(3) It understands that the Rule 144A Notes have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believe is a QIB that is also a QP purchasing for its own account or for the account of a QIB that is also a QP, (b) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act, in each case in accordance with any applicable securities laws of any State of the United States.

(4) It understands that the Issuer has the power under the Trust Deed to compel any beneficial owner of Rule 144A Notes that is a U.S. person and is not a QIB and a QP to sell its interest in the Rule 144A Notes, or may sell such interest on behalf of such owner. The Issuer has the right to refuse to honour the transfer of an interest in the Rule 144A Notes to a U.S. person who is not a QIB and a QP.

(5) It understands that the Rule 144A Notes, unless otherwise agreed between the Issuer and the Trustee in accordance with applicable law, will bear a legend to the following effect:

THIS NOTE AND THE LOAN IN RESPECT HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A (A "QIB") THAT IS ALSO A QUALIFIED PURCHASER AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940 (A "QP") THAT (A) IS NOT A BROKER-DEALER WHICH OWNS AND INVESTS ON A DISCRETIONARY BASIS LESS THAN U.S.$25 MILLION IN SECURITIES OF UNAFFILIATED ISSUERS, (B) IS NOT A PARTICIPANT-DIRECTED EMPLOYEE PLAN, SUCH AS A 401(K) PLAN, (C) WAS NOT FORMED FOR THE PURPOSE OF INVESTING IN THE ISSUER OF THIS NOTE, (D) IS ACQUIRING THIS NOTE FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB THAT IS ALSO A QP, IN A PRINCIPAL AMOUNT THAT IS NOT LESS THAN U.S.$100,000, (E) UNDERSTANDS THAT THE ISSUER MAY RECEIVE A LIST OF PARTICIPANTS HOLDING POSITIONS IN ITS SECURITIES FROM ONE OR MORE BOOK-ENTRY DEPOSITORIES AND (F) WILL PROVIDE NOTICE OF THE TRANSFER RESTRICTIONS TO ANY SUBSEQUENT TRANSFEREE, OR (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. TRANSFER IN VIOLATION OF THE FOREGOING WILL BE OF NO FORCE OR EFFECT, WILL BE VOID *AB INITIO*, AND WILL NOT OPERATE TO TRANSFER ANY RIGHTS TO

THE TRANSFEREE, NOTWITHSTANDING ANY INSTRUCTIONS TO THE CONTRARY TO THE ISSUER OF THIS NOTE, THE TRUSTEE OR ANY INTERMEDIARY. THE ISSUER HAS THE RIGHT UNDER THE TRUST DEED TO COMPEL ANY BENEFICIAL OWNER THAT IS A U.S. PERSON AND IS NOT A QIB AND A QP TO SELL ITS INTEREST IN THIS NOTE, OR MAY SELL SUCH INTEREST ON BEHALF OF SUCH BENEFICIAL OWNER. THE ISSUER HAS THE RIGHT TO REFUSE TO HONOUR A TRANSFER OF AN INTEREST IN THIS NOTE TO A U.S. PERSON WHO IS NOT A QIB AND A QP. THE ISSUER HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940.

(6) It is not an employee benefit plan as described in Section 3(3) of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA") and it will not sell or otherwise transfer any such Note or interest to any person without first obtaining this same foregoing representation and warranty from that person.

(7) It acknowledges that the Issuer, Gazprom, the Registrar, the Dealers and their affiliates, and others will rely upon the truth and accuracy of the above acknowledgements, representations and agreements and agrees that, if any of the acknowledgements, representations or agreements deemed to have been made by it by its purchase of Rule 144A Notes is no longer accurate, it shall promptly notify the Issuer, Gazprom and the Dealers. If it is acquiring any Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each of those accounts and that it has full power to make the above acknowledgements, representations and agreements on behalf of each account.

(8) It understands that the Rule 144A Notes will be evidenced by a global Note (the "Rule 144A Global Note"). Before any interest in the Rule 144A Global Note may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Regulation S Global Note, it will be required to provide a Transfer Agent with a written certification (in the form provided in the Paying Agency Agreement) as to compliance with applicable securities laws.

Prospective purchasers are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Regulation S Notes

Each purchaser of Regulation S Notes outside the United States and each subsequent purchaser of Regulation S Notes in resales prior to the expiration of the distribution compliance period, by accepting delivery of this Offering Circular and the Regulation S Notes, will be deemed to have represented, agreed and acknowledged that:

(1) It is, or at the time Regulation S Notes are purchased will be, the beneficial owner of such Regulation S Notes and (a) it is not a U.S. person and it is located outside the United States (within the meaning of Regulation S) and (b) it is not an affiliate of the Issuer, Gazprom or a person acting on behalf of such an affiliate.

(2) It understands that the Regulation S Notes have not been and will not be registered under the Securities Act and, prior to the expiration of the distribution compliance period, it will not offer, sell, pledge or otherwise transfer such Notes except (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believes is a QIB that is also a QP purchasing for its own account or the account of a QIB that is also a QP or (b) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S, in each case in accordance with any applicable securities laws of any State of the United States.

(3) It understands that the Regulation S Notes will be evidenced by a global Note (the "Regulation S Global Note"). Before any interest in the Regulation S Global Note may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Rule 144A Global Note, it will be required to provide a Transfer Agent with a written certification (in the form provided in the Paying Agency Agreement) as to compliance with applicable securities laws.

(4) It is not an employee benefit plan as described in Section 3(3) of ERISA and it will not sell or otherwise transfer any such Note or interest to any person without first obtaining this same foregoing representation and warranty from that person.

(5) It acknowledges that the Issuer, Gazprom, the Registrar, the Dealers and their affiliates and others will rely upon the truth and accuracy of the above acknowledgements, representations and agreements and agree that, if any of the acknowledgements, representations or agreements deemed to have been made by it by its purchase of Notes is no longer accurate, it shall promptly notify the Issuer, Gazprom and the Dealers. If it is acquiring any Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each of those accounts and that it has full power to make the above acknowledgements, representations and agreements on behalf of each account.

CLEARING AND SETTLEMENT

The Global Notes

Each Series of Notes will be evidenced on issue by a Regulation S Global Note deposited with, and registered in the name of a nominee for, a common depositary for Euroclear and Clearstream, Luxembourg and, in the case of Rule 144A Notes, a Rule 144A Global Note deposited with a custodian for, and registered in the name of Cede & Co. as nominee of, DTC.

Beneficial interests in a Regulation S Global Note may be held only through Euroclear or Clearstream, Luxembourg at any time. See "—Book-Entry Procedures for the Global Notes." By acquisition of a beneficial interest in a Regulation S Global Note, the purchaser thereof will be deemed to represent, among other things, that it is not a U.S. person, and that, if it determines to transfer such beneficial interest prior to the expiration of the 40 day distribution compliance period, it will transfer such interest only to a person whom the seller reasonably believes (a) to be a non-U.S. person in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S or (b) to be a person who takes delivery in the form of an interest in a Rule 144A Global Note (if applicable). See "Transfer Restrictions." Beneficial interests in a Rule 144A Global Note may only be held through DTC at any time. See "—Book-Entry Procedures for the Global Notes." By acquisition of a beneficial interest in a Rule 144A Global Note, the purchaser thereof will be deemed to represent, among other things, that it is a QIB that is also a QP and that, if in the future it determines to transfer such beneficial interest, it will transfer such interest in accordance with the procedures and restrictions contained in the Trust Deed. See "Transfer Restrictions."

Beneficial interests in each Global Note will be subject to certain restrictions on transfer set forth therein and in the Trust Deed, and with respect to Rule 144A Notes, as set forth in Rule 144A, and the Notes will bear the legends set forth thereon regarding such restrictions set forth under "Transfer Restrictions." A beneficial interest in a Regulation S Global Note may be transferred to a person who takes delivery in the form of an interest in a Rule 144A Global Note in denominations greater than or equal to the minimum denominations applicable to interests in a Rule 144A Global Note and only upon receipt by the Registrar of a written certification (in the form provided in the Paying Agency Agreement) to the effect that the transferor reasonably believes that the transferee is a QIB that is also a QP and that such transaction is in accordance with any applicable securities laws of any state of the Untied States or any other jurisdiction. Beneficial interests in a Rule 144A Global Note may be transferred to a person who takes delivery in the form of an interest in a Regulation S Global Note only upon receipt by the Registrar of a written certification (in the form provided in the Paying Agency Agreement) from the transferor to the effect that the transfer is being made to a non-U.S. person and in accordance with Regulation S.

Any beneficial interest in a Regulation S Global Note that is transferred to a person who takes delivery in the form of an interest in a Rule 144A Global Note will, upon transfer, cease to be an interest in the Regulation S Global Note and become an interest in the Rule 144A Global Note, and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in the Rule 144A Global Note for as long as it remains such an interest. Any beneficial interest in a Rule 144A Global Note that is transferred to a person who takes delivery in the form of an interest in a Regulation S Global Note will, upon transfer, cease to be an interest in the Rule 144A Global Note and become an interest in the Regulation S Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in the Regulation S Global Note for so long as it remains such an interest. No service charge will be made for any registration of transfer or exchange of Notes, but the Registrar may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Except in the limited circumstances described below, owners of beneficial interests in Global Notes will not be entitled to receive physical delivery of certificated Notes in definitive form (the "Definitive Notes"). The Notes are not issuable in bearer form.

Amendments to Conditions

Each Global Note contains provisions that apply to the Notes that they represent, some of which modify the effect of the above Terms and Conditions of the Notes. The following is a summary of those provisions:

- *Payments.* Payments of principal and interest in respect of Notes evidenced by a Global Note will be made against presentation for endorsement by the Principal Paying Agent and, if no

further payment falls to be made in respect of the relevant Notes, surrender of such Global Note to or to the order of the Principal Paying Agent or such other Paying Agent as shall have been notified to the relevant Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to the relevant Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the relevant Notes.

- *Notices.* So long as any Notes are evidenced by a Global Note and such Global Note is held by or on behalf of a clearing system, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled account holders in substitution for delivery thereof as required by the Terms and Conditions of such Notes provided that for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notices will also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*).

- *Meetings.* The holder of each Global Note will be treated as being one person for the purposes of any quorum requirements of, or the right to demand a poll at, a meeting of Noteholders and in any such meeting as having one vote in respect of Notes for which the relevant Global Note may be exchangeable.

- *Trustee Powers.* In considering the interests of Noteholders while the Global Notes are held on behalf of a clearing system, the Trustee, to the extent it considers it appropriate to do so in the circumstances, may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to each Global Note and may consider such interests as if such accountholders were the holders of any Global Note.

- *Cancellation.* Cancellation of any Note required by the Terms and Conditions of the Notes to be cancelled will be effected by reduction in the principal amount of the applicable Global Note.

Exchange for Definitive Notes

Exchange

Each Global Note will be exchangeable, free of charge to the holder, , in whole but not in part, for Notes in definitive form if: (i) a Global Note is held by or on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, by the holder giving notice to the Registrar or any Transfer Agent or (ii) if the Issuer would suffer a material disadvantage in respect of the Notes as a result of a change in the laws or regulations (taxation or otherwise) of any jurisdiction referred to in Condition 8 which would not be suffered were the Notes in definitive form and a notice to such effect signed by two directors of the Issuer or by any person(s) empowered by the board of directors of the Issuer to sign on behalf of the Issuer is delivered to the Trustee, by the Issuer giving notice to the Registrar or the Transfer Agent and the Noteholders of its intention to exchange the relevant Global Note for Definitive Notes on or after the Exchange Date (as defined below) specified in the notice.

The Registrar will not register the transfer of, or exchange of interests in, a Global Note for Definitive Notes for a period of 15 calendar days ending on the date for any payment of principal or interest in respect of the Notes.

"Exchange Date" means a day falling not later than 90 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Registrar or the Transfer Agent is located.

Delivery

In such circumstances, the relevant Global Note shall be exchanged in full for Definitive Notes and the Issuer will, at the cost of the Borrower (but against such indemnity as the Registrar or any relevant Transfer Agent may require in respect of any tax or other duty of whatever nature which may be levied or imposed in connection with such exchange), cause sufficient Definitive Notes to be executed and delivered to the Registrar for completion, authentication and dispatch to the relevant Noteholders. A person having an interest in a Global Note must provide the Registrar with (a) a written order containing

instructions and such other information as the Issuer and the Registrar may require to complete, execute and deliver such Notes and (b) in the case of a Rule 144A Global Note only, a fully completed, signed certification substantially to the effect that the exchanging holder is not transferring its interest at the time of such exchange or, in the case of simultaneous sale pursuant to Rule 144A, a certification that the transfer is being made in compliance with the provisions of Rule 144A to a QIB that is also a QP. Definitive Notes issued in exchange for a beneficial interest in a Rule 144A Global Note shall bear the legend applicable to transfers pursuant to Rule 144A, as set out under "Transfer Restrictions."

Legends

The holder of a Definitive Note may transfer the Notes evidenced thereby in whole or in part in the applicable minimum denomination by surrendering it at the specified office of the Registrar or any Transfer Agent, together with the completed form of transfer thereon. Upon the transfer, exchange or replacement of a Rule 144A Definitive Note bearing the legend referred to under "Transfer Restrictions," or upon specific request for removal of the legend on a Rule 144A Definitive Note, the Issuer will deliver only Rule 144A Definitive Notes that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to the Issuer and the Registrar such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by the Issuer that neither the legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act and the Investment Company Act.

Book-Entry Procedures for the Global Notes

For each Series of Notes evidenced by both a Regulation S Global Note and a Rule 144A Global Note, custodial and depository links are to be established between DTC, Euroclear and Clearstream, Luxembourg to facilitate the initial issue of the Notes and cross-market transfers of the Notes associated with secondary market trading. See "—Book-Entry Ownership—Settlement and Transfer of Notes."

Euroclear and Clearstream, Luxembourg

Euroclear and Clearstream, Luxembourg each hold securities for their customers and facilitate the clearance and settlement of securities transactions through electronic book-entry transfer between their respective accountholders. Indirect access to Euroclear and Clearstream, Luxembourg is available to other institutions which clear through or maintain a custodial relationship with an accountholder of either system. Euroclear and Clearstream, Luxembourg provide various services including safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective customers may settle trades with each other. Their customers are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Investors may hold their interests in such Global Notes directly through Euroclear or Clearstream, Luxembourg if they are accountholders ("Direct Participants") or indirectly ("Indirect Participants" and together with Direct Participants, "Participants") through organisations which are accountholders therein.

DTC

DTC has advised the Issuer as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" under the laws of the State of New York, a member of the U.S. Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial code and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic computerized book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to DTC is available to others, such as banks, securities brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC Direct Participant, either directly or indirectly.

Investors may hold their interests in Rule 144A Global Notes directly through DTC if they are Direct Participants in the DTC system, or as Indirect Participants through organisations which are Direct Participants in such system.

DTC has advised the Issuer that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Direct Participants and only in respect of such portion of the aggregate principal amount of the relevant Rule 144A Global Notes as to which such Participant or Participants has or have given such direction. However, in the circumstances described under "Exchange for Definitive Notes," DTC will surrender the relevant Rule 144A Global Notes for exchange for individual Rule 144A Definitive Notes (which will bear the legend applicable to transfers pursuant to Rule 144A).

Book-Entry Ownership

Euroclear and Clearstream, Luxembourg

The Regulation S Global Note representing Regulation S Notes of any Series will have an ISIN and a Common Code and will be registered in the name of a nominee for, and deposited with a common depositary on behalf of, Euroclear and Clearstream, Luxembourg.

DTC

The Rule 144A Global Note representing Rule 144A Notes of any Series will have a CUSIP number and will be deposited with a custodian (the "Custodian") for and registered in the name of Cede & Co. as nominee of, DTC. The Custodian and DTC will electronically record the principal amount of the Notes held within the DTC System.

Relationship of Participants with Clearing Systems

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or DTC as the holder of a Note evidenced by a Global Note must look solely to Euroclear, Clearstream, Luxembourg or DTC (as the case may be) for his share of each payment made by the Issuer to the holder of such Global Note and in relation to all other rights arising under the Global Note, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg or DTC (as the case may be). The Issuer expects that, upon receipt of any payment in respect of Notes evidenced by a Global Note, the common depositary by whom such Note is held, or nominee in whose name it is registered, will immediately credit the relevant participants' or accountholders' accounts in the relevant clearing system with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Global Note as shown on the records of the relevant clearing system or its nominee. The Issuer also expects that payments by Direct Participants in any clearing system to owners of beneficial interests in any Global Note held through such Direct Participants in any clearing system will be governed by standing instructions and customary practices. Save as aforesaid, such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are evidenced by such Global Note and the obligations of the Issuer will be discharged by payment to the registered holder, as the case may be, of such Global Note in respect of each amount so paid. None of the Issuer, the Trustee or any Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in any Global Note or for maintaining, supervising or reviewing any records relating to such ownership interests.

Settlement and Transfer of Notes

Subject to the rules and procedures of each applicable clearing system, purchases of Notes held within a clearing system must be made by or through Direct Participants, which will receive a credit for such Notes on the clearing system's records. The ownership interest of each actual purchaser of each such Note (the "Beneficial Owner") will in turn be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from any clearing system of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction.

Transfers of ownership interests in Notes held within the clearing system will be affected by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in such Notes, unless and until interests in any Global Note held within a clearing system are exchanged for Definitive Notes.

No clearing system has knowledge of the actual Beneficial Owners of the Notes held within such clearing system and their records will reflect only the identity of the Direct Participants to whose accounts

such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by the clearing systems to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

The laws of some jurisdictions may require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a Global Note to such persons may be limited. Because DTC can only act on behalf of Direct Participants, who in turn act on behalf of Indirect Participants, the ability of a person having an interest in a Rule 144A Global Note to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by a lack of physical certificate in respect of such interest.

Trading between Euroclear and/or Clearstream, Luxembourg Participants

Secondary market sales of book-entry interests in the Notes held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the Notes held through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds.

Trading between DTC Participants

Secondary market sales of book-entry interests in the Notes between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to United States corporate debt obligations in DTC's Same-Day Funds Settlement ("SDFS") system in same-day funds, if payment is effected in U.S. Dollars, or free of payment, if payment is not effected in U.S. Dollars. Where payment is not effected in U.S. Dollars, separate payment arrangements outside DTC are required to be made between the DTC participants.

Trading between DTC seller and Euroclear/Clearstream, Luxembourg purchaser

When book-entry interests in Notes are to be transferred from the account of a DTC participant holding a beneficial interest in a Rule 144A Global Note to the account of a Euroclear or Clearstream, Luxembourg accountholder wishing to purchase a beneficial interest in a Regulation S Global Note (subject to the certification procedures provided in the Paying Agency Agreement), the DTC participant will deliver instructions for delivery to the relevant Euroclear or Clearstream, Luxembourg accountholder to DTC by 12 noon, New York time, on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg participant. On the settlement date, the custodian of the Rule 144A Global Note will instruct the Registrar to (i) decrease the amount of Notes registered in the name of Cede & Co. and evidenced by the Rule 144A Global Note of the relevant class and (ii) increase the amount of Notes registered in the name of the nominee of the common depositary for Euroclear and Clearstream, Luxembourg and evidenced by the Regulation S Global Note. Book-entry interests will be delivered free of payment to Euroclear or Clearstream, Luxembourg, as the case may be, for credit to the relevant accountholder on the first business day following the settlement date.

Trading between Euroclear/Clearstream, Luxembourg seller and DTC purchaser

When book-entry interests in the Notes are to be transferred from the account of a Euroclear or Clearstream, Luxembourg accountholder to the account of a DTC participant wishing to purchase a beneficial interest in a Rule 144A Global Note (subject to the certification procedures provided in the Paying Agency Agreement), the Euroclear or Clearstream, Luxembourg participant must send to Euroclear or Clearstream, Luxembourg delivery free of payment instructions by 7:45 p.m., Brussels or Luxembourg time, one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg, as the case may be, will in turn transmit appropriate instructions to the common depositary for Euroclear and Clearstream, Luxembourg and the Registrar to arrange delivery to the DTC participant on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg accountholder, as the case may be. On the settlement date, the common depositary for Euroclear and Clearstream, Luxembourg will (a) transmit

appropriate instructions to the custodian of the Rule 144A Global Note who will in turn deliver such book-entry interests in the Notes free of payment to the relevant account of the DTC participant and (b) instruct the Registrar to (i) decrease the amount of Notes registered in the name of the nominee of the common depositary for Euroclear and Clearstream, Luxembourg and evidenced by a Regulation S Global Note; and (ii) increase the amount of Notes registered in the name of Cede & Co. and evidenced by a Rule 144A Global Note.

Although Euroclear, Clearstream, Luxembourg and DTC have agreed to the foregoing procedures in order to facilitate transfers of beneficial interest in Global Notes among participants and accountholders of Euroclear, Clearstream, Luxembourg and DTC, they are under no obligation to perform or continue to perform such procedure, and such procedures may be discontinued at any time. None of the Issuer, the Trustee or any Agent will have the responsibility for the performance by Euroclear, Clearstream, Luxembourg or DTC or their respective Direct or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Pre-issue Trades Settlement

It is expected that delivery of Notes will be made against payment therefor on the Closing Date thereof, which could be more than three business days following the date of pricing. Under Rule 15c6-1 under the Exchange Act, trades in the United States secondary market generally are required to settle within three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes in the United States on the date of pricing or the next succeeding business days until three days prior to the relevant Closing Date will be required, by virtue of the fact the Notes initially will settle beyond T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Settlement procedures in other countries will vary. Purchasers of Notes may be affected by such local settlement practices, and purchasers of Notes between the relevant date of pricing and the relevant Closing Date should consult their own advisors.

SUBSCRIPTION AND SALE

Summary of Dealer Agreement

Subject to the terms and on the conditions contained in a Dealer Agreement dated September 22, 2003 (the "Dealer Agreement") between the Issuer, Gazprom, the Permanent Dealers and the Arrangers, the Notes will be offered from time to time by the Issuer to the Permanent Dealers or such other Dealers as may be appointed from time to time in respect of any Series of Notes pursuant to the Dealer Agreement. Any agreement for the sale of Notes will, *inter alia*, make provision for the form and terms and conditions of the relevant Notes, whether the placement of the Notes is underwritten or sold on an agency basis only, the price at which such Notes will be purchased by the Dealers and the commissions or other agreed deductibles (if any) which are payable or allowable by the Issuer in respect of such purchase and the form of any indemnity to the Dealers against certain liabilities in connection with the offer and sale of the relevant Notes. The Notes may be resold at prevailing market prices, or at prices related thereto, at the time of such resale, as determined by the Relevant Dealer. The Dealer Agreement also provides for Notes to be issued in syndicated Series that may be jointly and severally underwritten by two or more Dealers.

Each of the Issuer and Gazprom has agreed to indemnify the Dealers against certain losses, as set out in the Dealer Agreement. The Dealer Agreement entitles the Dealers to terminate any agreement that they make to subscribe for the Notes in certain circumstances prior to payment for such Notes being made to the Issuer.

Selling Restrictions

United States

The Notes and the corresponding Loans have not been and will not be registered under the Securities Act, the securities laws of any State or other jurisdiction of the United States or the securities laws of any other jurisdiction. Each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, that:

- the Notes may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from the registration requirements of the Securities Act or in transactions not subject to those registration requirements; and
- except as permitted by the Dealer Agreement it will not offer or sell the Notes of any Series (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution of the Series of which such Notes are a part, as determined and certified to the Principal Paying Agent by such Dealer (or, in the case of such Series of Notes sold to or through more than one Dealer on a syndicated basis, by any Dealer acting as lead manager), within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each Dealer to which it sells Notes (other than a sale pursuant to Rule 144A) during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons.

Terms used in this section have the meanings given to them by Regulation S.

Notes offered and sold outside the United States to non-U.S. persons may be sold in reliance on Regulation S. The Dealer Agreement provides that the Dealers may directly or through their respective U.S. broker-dealer affiliates arrange for the offer and resale of Notes within the United States only to persons whom they reasonably believe are QIBs and QPs who can represent that (a) they are QPs who are QIBs within the meaning of Rule 144A; (b) they are not broker-dealers who own and invest on a discretionary basis less than U.S.$25 million in securities of unaffiliated issuers; (c) they are not a participant-directed employee plan, such as a 401(k) plan; (d) they are acting for their own account, or the account of another QIB who is a QP; (e) they are not formed for the purpose of investing in the Issuer; (f) each account for which they are purchasing will hold and transfer at least U.S.$100,000 in principal amount of Notes at any time; and (g) they will provide notice of the transfer restrictions set forth in this offering circular to any subsequent transferees.

In addition, until 40 days after commencement of the offering of any identifiable Series of Notes, an offer or sale of such Notes within the United States by a dealer that is not participating in the offering of such Series of Notes may violate the registration requirements of the Securities Act, if such offer or sale is made otherwise than in accordance with Rule 144A.

This Offering Circular has been prepared by the Issuer for use in connection with the offer and sale of the Notes outside the United States, the resale of the Notes in the United States and for the listing of Notes on the Luxembourg Stock Exchange. The Issuer and the Dealers reserve the right to reject any offer to purchase the Notes, in whole or in part, for any reason. This Offering Circular does not constitute an offer to any person in the United States or to any U.S. person other than any QIB who is also a QP and to whom an offer has been made directly by one of the Dealers or its U.S. broker-affiliate. Distribution of this Offering Circular by any non-U.S. person outside the United States or by any QIB/QP in the United States to any U.S. person or to any other person within the United States, other than any QIB/QP and those persons, if any, retained to advise such non-U.S. person or QIB/QP with respect thereto, is unauthorized and any disclosure without the prior written consent of the Issuer of any of its contents to any such U.S. person or other person within the United States, other than any QIB/QP and those persons, if any, retained to advise such non-U.S. person or QIB/QP, is prohibited.

United Kingdom

Each Dealer has represented and agreed that (i) in relation to any Notes which have a maturity of one year or more, it has not offered or sold and prior to the expiry of the period of six months from the Issue Date thereof will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended), (ii) in relation to any Notes which have a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act 2000 (the ""FSMA") by the Issuer, (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer, and (iv) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Russian Federation

Each Dealer has represented and agreed that it has not offered or sold or otherwise transferred and will not offer or sell or otherwise transfer as part of their initial distribution or at any time thereafter any Notes to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation unless and to the extent otherwise permitted under Russian law.

Luxembourg

Each Dealer has represented and agreed that no public offerings or sales of the Notes or any distribution of any offering material relating to the Notes will or may be made in or from Luxembourg, except for the Notes in respect of which the requirements of Luxembourg law concerning public offerings of securities in Luxembourg have been fulfilled. A listing on the Luxembourg Stock Exchange of the Notes does not necessarily imply that a public offering in Luxembourg has been authorized.

Republic of Italy

Each Dealer has represented to and agreed with the Issuer, Gazprom and each other Dealer that offers of Notes in the Republic of Italy ("Italy") have not been and will not be registered with the *Commissione Nazionale per le Società e la Borsa* ("CONSOB") pursuant to Italian securities legislation and, accordingly, that it has not offered, and will not offer, any Notes in Italy in a solicitation to the public at large (*sollecitazione all'investimento*) within the meaning of Article 1, paragraph 1, letter (t) of Legislative Decree no. 58 of 24 February 1998, that such Notes shall not be placed, sold and/or offered, either in primary or in the secondary market, to individuals resident in Italy and that sales of Notes in Italy will only be:

- negotiated on an individual basis with "Professional Investors" (*operatori qualificati*), as defined under Article 31, paragraph 2, of CONSOB Regulation no. 11522 of 1 July 1998, as amended;
- effected in compliance with Article 129 of the Legislative Decree no. 385 of 1 September 1993 and the implementing instructions of the Bank of Italy, pursuant to which the issue or offer of securities in Italy is subject to prior notification to the Bank of Italy, unless an exemption, depending inter alia on the amount of the issue and the characteristics of the securities, applies;
- effected in accordance with any other Italian securities, tax and exchange control and other applicable laws and regulations and any other applicable requirement or limitation which may be imposed by CONSOB or the Bank of Italy; and
- made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the relevant provisions of Italian law.

Where Notes of any Series are intended for distribution in the Republic of Italy, the minimum denomination of any such Series should be €100,000 or equivalent and integral multiples of €1,000 thereafter, unless otherwise agreed with the Bank of Italy.

General

Each Dealer has agreed that it has, to the best of its knowledge and belief, complied and will comply with applicable laws and regulations in each jurisdiction in which they offer, sell or deliver Notes or distribute this Offering Circular (and any amendments thereof and supplements thereto) or any other offering or publicity material relating to the Notes, the Issuer or Gazprom.

These selling restrictions may be modified by the agreement of the Issuer, Gazprom and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the Pricing Supplement issued in respect of the issue of Notes to which it relates or in a supplement to this Offering Circular.

TAXATION

Prospective purchasers of the Notes are advised to consult their own tax advisors as to the consequences under the tax laws of the country of which they are residents of a purchase of Notes, including, but not limited to, the consequences of the receipt of interest and the sale or redemption of Notes. The following is a general description of certain tax laws relating to each Series of Notes and the corresponding Loan as in effect on the date hereof and does not purport to be a comprehensive discussion of the tax treatment of the Notes.

Russian Federation

The following is a summary of certain Russian tax considerations relevant to the purchase, ownership and disposition of Notes by non-resident holders, including information regarding the taxation of payments on any corresponding Loan. The summary is based on the laws of Russia in effect on the date of this Offering Circular. The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by regions, municipalities or other non-federal level authorities of Russia, nor does the summary seek to address the availability of double tax treaty relief in respect of the Notes, or practical difficulties involved in obtaining such double tax treaty relief.

Prospective investors should consult their own tax advisors regarding the tax consequences of investing in the Notes in their own particular circumstances. No representation with respect to the Russian tax consequences to any particular holder is made hereby.

Many aspects of Russian tax law are subject to significant uncertainty. Further, the substantive provisions of Russian tax law applicable to financial instruments may be subject to more rapid and unpredictable change and inconsistency than in jurisdictions with more developed capital markets and taxation systems. In this regard, the interpretation and application of such provisions will in practice rest substantially with local tax inspectorates.

For the purposes of this summary, a "non-resident holder" means an individual actually present in Russia for an aggregate period of less than 183 days in a given calendar year (excluding days of arrival into Russia, but including days of departure from Russia) or a legal person or organization in each case not organized under Russian law which purchases, holds and disposes of the Notes otherwise than through its permanent establishment in Russia.

The Russian tax treatment of interest payments made by Gazprom to the Issuer under any Loan Agreement may affect the holders of the Notes. See "—Taxation of interest on the Loan."

Non-resident holders

A non-resident holder will not be subject to any Russian taxes in respect of the purchase or ownership of the Notes or interest payments on the Notes received from the Issuer.

A non-resident holder also generally should not be subject to any Russian taxes in respect of a redemption, sale or other disposition of the Notes outside of Russia, provided that the proceeds of such disposition are not received from a source within Russia.

In the event that proceeds of a disposition of Notes are received from a source within Russia, a non-resident holder that is a legal person or organisation should not be subject to any Russian taxation in respect of the proceeds, provided that no portion thereof is attributable to accrued interest. There is some residual uncertainty regarding the treatment of the portion of such proceeds, if any, that is attributable to accrued interest, and such portion may be taxed at a rate of 20%, even if the disposal results in a capital loss. Non-resident holders that are legal persons or organisations should consult their own tax advisors with respect to this possibility. Withholding tax on interest may be reduced or eliminated in accordance with the provisions of an applicable double taxation treaty. Advance treaty relief should be available, subject to the requirements of Russian law.

A non-resident holder who is an individual will generally be subject to tax at a rate of 30%, subject to any available double tax treaty relief, in respect of gain from a disposition of Notes if the proceeds are received from a source within Russia. In this regard, if the Notes are disposed of to a resident of Russia and payment is made within or from Russia, the proceeds of such disposition are likely to be regarded as received from a Russian source. The tax may be withheld at source of payment or if the tax is not withheld, then the non-resident individual may be liable to pay the tax. There is some uncertainty regarding the treatment of the portion of proceeds attributable to accrued interest. Subject to reduction

or elimination under provisions of an applicable tax treaty related to interest income, proceeds attributable to accrued interest may be taxed at a rate of 30 percent, even if the disposal results in a capital loss. There is also a risk that gain realized on a disposition of the Notes may be affected by changes in the exchange rates between the currency of acquisition of the Notes, the currency of sale and roubles.

In order to use the double taxation treaty relief an individual should provide appropriate documentary proof of tax payments made outside of Russia on income with respect of which treaty benefits are claimed. Because of uncertainties regarding the form and procedures for providing such documentary proof, individuals in practice may not be able to obtain advance relief on receipt of proceeds from a source within Russia and obtaining a refund can be extremely difficult. Non-resident holders who are physical persons should consult their own tax advisors with respect to this possibility.

Resident holders

A holder of a Note, who is an individual resident in Russia for tax purposes or a legal person or organization, which is not a non-resident in Russia, is subject to all applicable Russian taxes in respect of gains from a disposition of the Notes and interest received on the Notes.

Taxation of interest on the Loan

In general, payments of interest on borrowed funds by a Russian entity to a non-resident legal person are subject to Russian withholding tax at the rate of 20%, absent reduction or elimination pursuant to the terms of an applicable double tax treaty. Based on professional advice it has received, Gazprom believes that payments of interest on any Loan should not be subject to withholding tax under the terms of the double tax treaty between Russia and Luxembourg. However, there can be no assurance that such relief will be obtained. In addition, if interest under such Loan becomes payable to the Trustee pursuant to the Trust Deed, any benefit of the double tax treaty between Russia and Luxembourg will cease and payments of interest could be subject to Russian withholding tax.

Prior to January 1, 2002, a claim for treaty relief from Russian withholding tax was subject to preliminary approval by the Russian tax authorities after review of relevant contracts. As of January 1, 2002, such preliminary approval form and contract disclosure to the Russian tax authorities is no longer required. As a result of this procedure, the Russian tax authorities may review the Bank's eligibility for treaty relief in greater detail during tax audits.

If payments under any Loan are subject to any withholding of Russian tax (as a result of which the Issuer would reduce payments under the relevant Series of Notes in the amount of such withholding), Gazprom is obliged (subject to certain conditions) to increase payments as may be necessary so that the net payments received by the Noteholders will be equal to the amounts they would have received in the absence of such withholding. It should be noted, however, that tax gross-up provisions may not be enforceable under Russian law. If Gazprom is obliged to increase payments, it may, subject to certain conditions, prepay such Loan in full. In such case, all outstanding Notes would be redeemable at par with accrued interest.

VAT is not applied to the rendering of financial services involving the provision of a loan in monetary form. Therefore, no VAT will be payable in Russia on any payment of interest or principal in respect of the Loan.

European Union

The Council of the European Union has adopted a new directive regarding the taxation of savings income on June 3, 2003. Subject to a number of important conditions being met, Member States will be required from January 1, 2005 to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for the benefit of an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments.

United States

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in Notes and are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other

person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the Notes. This summary deals only with U.S. holders that hold Notes as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold Notes as a hedge against currency risk or as a position in a "straddle" or conversion transaction, tax-exempt organization or a person whose "functional currency" is not the U.S. dollar.

This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

You should consult your tax adviser about the tax consequences of holding Notes, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

Payments or Accruals of Interest

Payments or accruals of "qualified stated interest" (as defined below) on a Note will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting). If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a Note in a currency other than U.S. dollars (a "foreign currency"), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment, regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, as an accrual-basis U.S. holder, you may elect to translate all interest income on foreign currency-denominated Notes at the spot rate on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year) or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election, you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the Note.

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a Note generally will equal the cost of the Note to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the Note. (The rules for determining these amounts are discussed below.) If you purchase a Note that is denominated in a foreign currency, the cost to you (and therefore generally your initial tax basis) will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency Note is traded on an established securities market and you are a cash-basis taxpayer (or if you are an accrual-basis taxpayer that makes a special election), you will determine the U.S. dollar value of the cost of the Note by translating the amount of the foreign currency that you paid for the Note at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a Note in respect of foreign currency-denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a Note, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

When you sell or exchange a Note, or if a Note that you hold is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued qualified stated interest, which will be subject to tax in the manner described above under "Payments or Accruals of Interest") and your tax basis in the Note. If you sell or exchange a Note for a foreign currency, or receive foreign currency on the retirement of a Note, the amount you will realize for U.S. tax purposes

generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency Note is disposed of or retired. If you dispose of a foreign currency Note that is traded on an established securities market and you are a cash-basis U.S. holder (or if you are an accrual-basis holder that makes a special election), you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of foreign currency Notes traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a Note generally will be capital gain or loss. The gain or loss on the sale, exchange or retirement of a Note will be long-term capital gain or loss if you have held the Note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to tax at a lower rate than net short-term capital gain or ordinary income. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the Note. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the Note.

Gain realized on the sale of a Note will generally be treated as U.S. source income and therefore the use of foreign tax credits relating to any non-U.S. tax imposed upon such sale may be limited.

Original Issue Discount

If we issue Notes at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the Notes multiplied by the number of full years to their maturity, the Notes will be "Original Issue Discount Notes." The difference between the issue price and the stated redemption price at maturity of the Notes will be the "original issue discount." The "issue price" of the Notes will be the first price at which a substantial amount of the Notes are sold to the public (*i.e.*, excluding sales of Notes to underwriters, placement agents, wholesalers, or similar persons). The "stated redemption price at maturity" will include all payments under the Notes other than payments of qualified stated interest. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the Issuer) at least annually during the entire term of a Note at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in an Original Issue Discount Note, you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Note, you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Note with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the "daily portions" of original issue discount on that Note for all days during the taxable year that you own the Note. The daily portions of original issue discount on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the Note, the amount of original issue discount on an Original Issue Discount Note allocable to each accrual period is determined by:

(i) multiplying the "adjusted issue price" (as defined below) of the Note at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity (defined below) of the Note and the denominator of which is the number of accrual periods in a year; and

(ii) subtracting from that product the amount (if any) payable as qualified stated interest allocable to that accrual period.

In the case of an Original Issue Discount Note that is a floating rate Note, both the "annual yield to maturity" and the qualified stated interest will be determined for these purposes as though the Note will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the Note on its date of issue or, in the case of some floating rate Notes, the rate that reflects the yield that is reasonably expected for the Note. (Additional rules may apply if interest on a floating rate Note is based on more than one interest index.) The "adjusted issue price" of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of its issue price (including any accrued interest) and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the Note in all prior accrual periods. All payments on an Original Issue Discount Note (other than qualified stated interest) will generally be viewed first as payments of previously accrued original issue discount (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The "annual yield to maturity" of a Note is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the Note to equal the issue price. As a result of this "constant yield" method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Note denominated in U.S. dollars generally will be lesser in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a Note (*i.e.*, the excess of all remaining payments to be received on the Note, including payments of qualified stated interest, over the amount you paid for the Note) under the constant yield method described above. If you purchase Notes at a premium or market discount and if you make this election, you will also be deemed to have made the election (discussed below under the "Premium" and "Market Discount") to amortize premium or to accrue market discount currently on a constant yield basis in respect of all other premium or market discount bonds that you hold.

In the case of an Original Issue Discount Note that is also a foreign currency Note, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method described above and (ii) translating that foreign currency amount at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described above under "Payments or Accruals of Interest." Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Note that is also a foreign currency Note, you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Note denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Note), you will recognize ordinary income or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Note, as the case may be) and the amount accrued (using the exchange rate applicable to such previous accrual).

If you purchase an Original Issue Discount Note outside of the initial offering at a cost less than its remaining redemption amount (*i.e.*, the total of all future payments to be made on the Note other than payments of qualified stated interest), or if you purchase an Original Issue Discount Note in the initial offering at a price other than the Note's issue price, you generally will also be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Note at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price.

Floating rate Notes generally will be treated as "variable rate debt instruments" under the OID Regulations. Accordingly, the stated interest on a Floating Rate Note generally will be treated as

"qualified stated interest" and such a Note will not have OID solely as a result of the fact that it provides for interest at a variable rate. If a floating rate Note does not qualify as a "variable rate debt instrument," the Note will be subject to special rules that govern the tax treatment of debt obligations that provide for contingent payments. We will provide a detailed description of the tax considerations relevant to U.S. holders of any such Notes in the pricing supplement.

Short-Term Notes

The rules described above will also generally apply to Original Issue Discount Notes with maturities of one year or less ("short-term Notes"), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term Note as qualified stated interest, but treat a short-term Note as having original issue discount. Thus, all short-term Notes will be Original Issue Discount Notes. Except as noted below, if you are a cash-basis holder of a short-term Note and you do not identify the short-term Note as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the Note as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the Note during the period you held the Note. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term Note until the Maturity of the Note or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term Note, you may elect to accrue original issue discount on a current basis (in which case the limitation on the deductibility of interest described above will not apply). A U.S. holder using the accrual method of tax accounting and some cash method holders (including banks, securities dealers, regulated investment companies and certain trust funds) generally will be required to include original issue discount on a short-term Note in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash-basis or accrual-basis holder, if you are the holder of a short-term Note you may elect to accrue any "acquisition discount" with respect to the Note on a current basis. Acquisition discount is the excess of the remaining redemption amount of the Note at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term Notes.

Premium

If you purchase a Note at a cost greater than the Note's remaining redemption amount, you will be considered to have purchased the Note at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the Note. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium, you will be required to reduce your tax basis in the Note by the amount of the premium amortized during your holding period. Original Issue Discount Notes purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency Note, you should calculate the amortization of the premium in the foreign currency. Premium amortization deductions attributable to a period reduce interest income in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for interest payments in respect of that period. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency Note based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the Note and the exchange rate on the date the holder acquired the Note. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the Note. Therefore, if you do not elect to amortize premium and you hold the Note to Maturity, you generally will be required to treat the premium as capital loss when the Note matures.

Market Discount

If you purchase a Note at a price that is lower than the Note's remaining redemption amount (or in the case of an Original Issue Discount Note, the Note's adjusted issue price), by 0.25% or more of the

remaining redemption amount (or adjusted issue price), multiplied by the number of remaining whole years to maturity, the Note will be considered to bear "market discount" in your hands. In this case, any gain that you realize on the disposition of the Note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the Note during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the Note. In general, market discount will be treated as accruing ratably over the term of the Note, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency Note in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the Note.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the Note as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency Note that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder's taxable year).

Indexed Notes and Other Notes Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments ("contingent debt obligations"). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. We will provide a detailed description of the tax considerations relevant to U.S. holders of any contingent debt obligations in the pricing supplement.

Information Reporting and Backup Withholding

The paying agent must file information returns with the United States Internal Revenue Service in connection with Note payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the Notes. If you are not a United States person, you may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements.

Luxembourg

Luxembourg tax residency of the Noteholders

A Noteholder will not become resident, or be deemed to be resident, in Luxembourg by reason only of the holding of the Notes, or the execution, performance, delivery and/or enforcement of the Notes.

Withholding tax

Under Luxembourg tax law currently in effect, there is no withholding tax for Luxembourg resident and non-resident Noteholders on payments of interest (including accrued but unpaid interest). There is also no Luxembourg withholding tax payable on payments received upon redemption, repurchase or upon a repayment of the principal of the Notes.

A Luxembourg withholding tax on payments to individual Noteholders (resident in another EU country than Luxembourg) may in the future be required to be made pursuant to European Council Directive 2003/48/EC or any other European Union Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive.

It is expected that as from January 1, 2005 a 10% Luxembourg withholding tax may be introduced for interest payments made to Luxembourg individual residents.

Taxation of the Noteholders

Taxation of Luxembourg non-residents

Noteholders who are non-residents of Luxembourg and who have neither a permanent establishment nor a fixed base of business in Luxembourg with which the holding of the Notes is connected are not liable to any Luxembourg income tax, whether they receive payments of principal, payments of interest (including accrued but unpaid interest), payments received upon redemption or repurchase of the Notes, or realize capital gains on the sale of any Notes.

Taxation of Luxembourg residents - General

Noteholders who are residents of Luxembourg, or non-resident Noteholders who have a permanent establishment or a fixed base of business in Luxembourg with which the holding of the Notes is connected, must, for income tax purposes, include any interest received in their taxable income. They will not be liable to any Luxembourg income tax on repayment of principal.

Luxembourg resident individuals

Luxembourg resident individual Noteholders or non-resident Noteholders who have a fixed base of business with which the holding of the Notes is connected are not subject to taxation on capital gains upon the disposal of the Notes, unless the disposal of the Notes precedes the acquisition of the Notes or the Notes are disposed of within six months of the date of acquisition of these Notes. Upon a repurchase or redemption of the Notes, individual Luxembourg resident Noteholders or non-resident Noteholders who have a fixed base of business with which the holding of the Notes is connected must however include the portion of the repurchase or redemption price corresponding to accrued but unpaid interest in their taxable income.

Luxembourg resident companies

Luxembourg resident companies (*société de capitaux*) Noteholders or foreign entities of the same type which have a permanent establishment in Luxembourg with which the holding of the Notes is connected, must include in their taxable income the difference between the sale or redemption price (including accrued but unpaid interest) and the lower of the cost or book value of the Notes sold or redeemed.

Luxembourg resident companies benefiting from a special tax regime

Noteholders who are holding companies subject to the law of July 31, 1929 or undertakings for collective investment subject to the law of December 20, 2002 are tax exempt entities in Luxembourg, and are thus not subject to any Luxembourg tax (i.e., corporate income tax, municipal business tax and net wealth tax).

Net Wealth Tax

Luxembourg net wealth tax will not be levied on a Noteholder, unless (i) such holder is a Luxembourg resident or (ii) such Notes are attributable to an enterprise or part thereof which is carried on in Luxembourg through a permanent establishment or a permanent representative or (iii) such Notes are attributable to a fixed base of business in Luxembourg of the Noteholder.

Other Taxes

There is no Luxembourg registration tax, stamp duty or any other similar tax or duty payable in Luxembourg by Noteholders as a consequence of the issuance of the Notes, nor will any of these taxes be payable as a consequence of a subsequent transfer, repurchase or redemption of the Notes.

There is no Luxembourg valud added tax payable in respect of payments in consideration for the issuance of the Notes or in respect of the payment of interest or principal under the Notes or the transfer of the Notes. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to the Issuer, if for Luxembourg value added tax purposes such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg value added tax does not apply with respect to such services.

No gift, estate or inheritance taxes is levied on the transfer of the Notes upon death of a Noteholder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes.

CERTAIN ERISA CONSIDERATIONS

The U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA") imposes fiduciary standards and certain other requirements on employee benefit plans subject thereto (collectively, "ERISA Plans"), including collective investment funds, separate accounts, and other entities or accounts whose underlying assets are treated as assets of such plans pursuant to the U.S. Department of Labor "plan assets" regulation, 29 CFR Section 2510.3-101 (the "Plan Assets Regulation") and on those persons who are fiduciaries with respect to ERISA Plans.

Under a "look-through rule" set forth in the Plan Assets Regulation, if an ERISA Plan or a plan that is not subject to ERISA but that is subject to Section 4975 of the Code invests in an "equity interest" of an entity and no other exception applies, the plan's assets include both the equity interest and an undivided interest in each of the entity's underlying assets. This rule will only apply where equity participation in an entity by benefit plan investors is "significant". Equity participation by benefit plan investors is significant if 25% or more of the value of any class of equity interest in the entity is held by benefit plan investors. An equity interest does not include debt (as determined by applicable local law) which does not have substantial equity features. The term "benefit plan investor" includes (a) an employee benefit plan (as defined in Section 3(3) of ERISA) whether or not subject to ERISA, (b) a plan described in Section 4975 of the Code (other than a governmental or church plan described in Section 4975(g)(2) or (3) of the Code) that is subject to Section 4975 of the Code, or (c) any entity whose underlying assets include "plan assets" by reason of any such plan's investment in the entity. Where the value of an interest in an entity relates solely to identified property of the entity, that property is treated as the sole property of a separate entity.

The Issuer believes that the Notes should be treated as debt rather than equity for purposes of the Plan Assets Regulation. There can be no assurance, however, that the U.S. Department of Labor would not take a contrary view. Further, the Issuer will not be able to monitor the Noteholders' possible status as benefit plan investors. Accordingly, the Notes are not permitted to be acquired by any benefit plan investor.

BY ITS PURCHASE AND HOLDING OF A NOTE OR ANY INTEREST THEREIN, THE PURCHASER AND/OR HOLDER THEREOF AND EACH TRANSFEREE WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED AT THE TIME OF ITS PURCHASE AND THROUGHOUT THE PERIOD THAT IT HOLDS SUCH NOTE OR INTEREST THEREIN, THAT (1) IT IS NOT A BENEFIT PLAN INVESTOR (AS DEFINED IN THE PLAN ASSETS REGULATIONS) AND (2) IT WILL NOT SELL OR OTHERWISE TRANSFER ANY SUCH NOTE OR INTEREST TO ANY PERSON WITHOUT FIRST OBTAINING THIS SAME FOREGOING REPRESENTATION AND WARRANTY FROM THAT PERSON.

FORM OF PRICING SUPPLEMENT

The form of Pricing Supplement that will be issued in respect of each Series, subject only to the deletion of non-applicable provisions, is set out below:

Pricing Supplement dated ●

Open Joint Stock Company GAZPROM

Issue of [Aggregate Principal Amount of Series] [Title of Loan Participation Notes]
by Gaz Capital S.A.
for the purpose of financing a Loan to Open Joint Stock Company GAZPROM
under a **U.S.$5,000,000,000 Programme for the Issuance of Loan Participation Notes**

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 26 April 2004 [and the supplemental Offering Circular dated ●]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular [as so supplemented].

[The following alternative language applies if the first Series of an issue which is being increased was issued under an Offering Circular with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular dated ●. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Offering Circular dated [current date] [and the supplemental Offering Circular dated ●], save in respect of the Conditions which are extracted from the Offering Circular dated ● and are attached hereto.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.*]

1	(i) Issuer:	Gaz Capital S.A.
	(ii) Borrower:	Open Joint Stock Company GAZPROM
2	Series Number:	●
	[(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)	●]
3	Specified Currency:	●
4	Aggregate Principal Amount:	●
5	(i) Issue Price:	● per cent. of the Aggregate Principal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii) [Net proceeds:	● (*Required only for listed issues*)]
6	Specified Denominations:	●*
7	(i) Issue Date:	●
	(ii) Interest Commencement Date:	●
8	Maturity Date:	[*specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*]

* Notes (including Notes denominated in sterling) in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom or whose issue otherwise constitutes a contravention of section 19 of the FSMA and which have a maturity of less than one year must have a minimum redemption value of £100,000 (or its equivalent in other currencies).

9	Interest Basis:	[● per cent. Fixed Rate] [Floating Rate] (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/payment basis*]
12	Status and Form of the Notes:	Senior, Registered
13	Listing:	[Luxembourg/Other (*specify*)/None]
14	Method of distribution:	[Syndicated/Non-syndicated]
15	Financial Centres (Condition 7):	●
16	Loan:	●

PROVISIONS RELATING TO INTEREST PAYABLE UNDER THE LOAN

17	Fixed Rate Note Provisions:	[Applicable/Not Applicable] (*if not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate [(s)] of Interest:	● per cent. per annum payable [annually/semi-annually] in arrear
	(ii) Interest Payment Date(s):	● in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*]/not adjusted]
	(iii) Fixed Coupon Amount [(s)]:	● per ● in principal amount
	(iv) Broken Amount:	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount [(s)] and the Interest Payment Date(s) to which they relate*]
	(v) Day Count Fraction (Condition 5):	● (*Day count fraction should be Actual/Actual-ISMA for all fixed rate issues other than those denominated in U.S. dollars, unless the client requests otherwise*)
	(vi) Determination Date(s) (Condition 5):	● in each year. [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon*]**
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
18	Floating Rate Note Provisions:	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Interest Period(s):	●
	(ii) Specified Interest Payment Dates:	●
	(iii) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day/Convention/other (*give details*)]

** Only to be completed for an issue where Day Count Fraction is Actual/Actual-ISMA.

(iv)	Business Centre(s):	●
(v)	Manner in which the Rate(s) of Interest is/ are to be determined:	[Screen Rate Determination/ISDA Determination/other *(give details)*]
(vi)	Interest Period Date(s):	[Not Applicable/*specify dates*]
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	●
(viii)	Screen Rate Determination:	As set out in the attached Loan Supplement
(ix)	ISDA Determination:	As set out in the attached Loan Supplement
(x)	Margin(s):	[+/-] ● per cent. per annum
(xi)	Minimum Rate of Interest:	● per cent. per annum
(xii)	Maximum Rate of Interest:	● per cent. per annum
(xiii)	Day Count Fraction (Condition 5):	●
(xiv)	Rate Multiplier:	●
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Loans, if different from those set out in the Conditions:	●

PROVISIONS RELATING TO REDEMPTION

19	Final Redemption Amount of each Note:	[● per Note of ● specified denomination/Other]
20	Early Redemption Amount(s) of each Note payable if the Loan should become repayable under the Loan Agreement prior to the Maturity Date:	[Principal Amount/Other]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

21	Other terms or special conditions:[1]	[Not Applicable/*give details*]

DISTRIBUTION

22	(i)	If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii)	Stabilising Agent (if any):	[Not Applicable/*give name*]
	(iii)	Dealer's Commission:	●
23		If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
24		Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

25	ISIN Code:	●
26	Common Code:	●
27	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
28	The Agents appointed in respect of the Notes are:	●

GENERAL

29	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 10:	[Not Applicable/*give details*]
30	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of ●, producing a sum of (for Notes not denominated in U.S. dollars):	[Not Applicable/U.S.$●]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the U.S.$5,000,000,000 Programme for the Issuance of Loan Participation Notes of Gazprom.]

[STABILISING

In connection with this issue, [*insert name of Stabilising Agent*] (the "Stabilising Agent") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.]

[MATERIAL ADVERSE CHANGE STATEMENT

[Except as disclosed in this document, there/There][2] has been no significant change in the financial or trading position of the Issuer, Gazprom or of the Group since [*insert date of last audited accounts or interim accounts (if later)*] and no material adverse change in the financial position or prospects of the Issuer, Gazprom or of the Group since [*insert date of last published annual accounts.*]]

RESPONSIBILITY

The Issuer and Gazprom accept responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular [and the supplemental Offering Circular] referred to above, contains all information that is material in the context of the issue of the Notes.

Signed on behalf of the Issuer:	Signed on behalf of Gazprom:
By: ______________________	By: ______________________
Duly authorised	Duly authorised
By: ______________________	By: ______________________
Duly authorised	Duly authorised

1. If full terms and conditions are to be used, please add the following here:

   "The full text of the Conditions which apply to the Notes [and which will be endorsed on the Notes in definitive form] are set out in [the Annex hereto], which Conditions replace in their entirety those appearing in the Offering Circular for the purposes of these Notes and such Conditions will prevail over any other provision to the contrary."

   The first set of bracketed words is to be deleted where there is a permanent global Note instead of Notes in definitive form. The full Conditions should be attached to and form part of the pricing supplement.

2. If any change is disclosed in the Pricing Supplement, it will require approval by the Stock Exchanges. Consideration should be given as to whether or not such disclosure should be made by means of a supplemental Offering Circular rather than in a Pricing Supplement.

[*The final form of Loan Supplement will be attached*]

GENERAL INFORMATION

(1) The establishment of the Programme was approved by a resolution of the Management Board of Gazprom on July 31, 2003 and by a resolution of the Board of Directors of the Issuer on September 8, 2003, and the update of the programme was approved by a resolution of the Board of Directors of the Issuer on April 23, 2004. Gazprom and the Issuer will obtain all necessary consents, approvals and authorizations in Russia and Luxembourg in connection with any Loan and the issue and performance of the corresponding Series of Notes.

(2) In connection with the application to list the Notes issued under the Programme on the Luxembourg Stock Exchange, a legal notice relating to the issue of the Notes and copies of the Articles of Association of the Issuer will be deposited with the Register of Commerce and Companies in Luxembourg where such documents may be examined and copies obtained.

(3) The Luxembourg Stock Exchange has allocated the number 12887 to the Programme for listing purposes.

(4) No consents, approvals, authorizations or orders of any regulatory authorities are required by the Issuer under the laws of Luxembourg for the maintaining of any Loan or for the issue and performance of the corresponding Series of Notes.

(5) Except as disclosed in this Offering Circular, there has been no significant change in the financial or trading position or prospects of Gazprom or the Group since December 31, 2002 and no material adverse change in the financial or trading position or prospects of Gazprom or of the Group since December 31, 2002.

(6) Except as disclosed in this Offering Circular, neither Gazprom nor any of its subsidiaries is involved in any litigation or arbitration proceedings relating to claims or amounts that are material in the context of the issue of the Notes nor, so far as Gazprom is aware, is any such litigation or arbitration pending or threatened.

(7) For so long as any Series of Notes is outstanding, copies in English of the latest annual report and consolidated annual accounts of Gazprom (Gazprom's 2003 consolidated annual accounts prepared according to IFRS are expected to be published in or about July 2004) and the latest interim consolidated unaudited financial information of Gazprom prepared according to IFRS and the latest consolidated and unconsolidated audited annual accounts of Gazprom prepared according to Russian Accounting Regulations may be obtained free of charge, and copies of the Trust Deed in respect of the Notes (including the forms of the Global Notes and Definitive Notes), the Paying Agency Agreement and the relevant Loan Agreement will be available for inspection, at the specified offices of the Trustee and the Paying Agent in Luxembourg during normal business hours.

(8) Gazprom publishes interim consolidated unaudited condensed financial statements, prepared in accordance with IAS 34, for the three month period ended March 31, the six-month period ended June 30 and for the nine-month period ended September 30 in each year. Gazprom does not publish audited or unaudited interim or year-end consolidated or non-consolidated financial statements prepared in accordance with U.S. GAAP.

(9) Certain information with respect to Gazprom's natural gas, gas condensate and crude oil reserves associated with Gazprom's natural gas, gas condensate and crude oil properties is derived from the reports of DeGolyer and MacNaughton, an internationally recognized firm of independent reservoir engineers, dated December 31, 2002, and has been included herein upon the authority of said firm as experts with respect to the matters covered by such report and in giving such report.

(10) Each of Gazprom and the Issuer has agreed that, for so long as any Notes are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, Gazprom or the Issuer will, during any period in which it is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, provide to any holder or beneficial owner of such restricted securities or to any prospective purchaser of such restricted securities designated by such holder or beneficial owner or to the Trustee for delivery to such holder, beneficial owner or prospective purchaser, in each case upon the request of such holder, beneficial owner, prospective purchaser or Trustee, the information required to be provided by Rule 144A(d)(4) under the Securities Act.

(11) The Notes have been accepted for clearance through Euroclear, Clearstream, Luxembourg and DTC. The Common Code and the International Securities Identification Number (ISIN) and (where applicable) the CUSIP number and the identification number for any other relevant clearing system for each Series of Notes will be set out in the relevant Pricing Supplement. In addition, application may be made to have Rule 144A Notes designated as eligible for trading in PORTAL.

OVERVIEW OF THE RUSSIAN GAS INDUSTRY AND ITS REGULATION

The information set forth in this section is based on publicly available information.

General

The Russian natural gas industry developed during the Soviet era and expanded rapidly after the discovery in the 1960s of significant reserves in the exceptionally large natural gas fields of western Siberia. Russia experienced a profound crisis in the early 1990s as a result of the dissolution of the Soviet Union, suffering a decline in industrial production and GDP.

Between 1990 and 1999, the Government's policies on natural gas industry structure and prices kept demand for natural gas and natural gas production relatively stable in comparison to demand for other energy sources over the same period, such as oil and coal. Total natural gas production declined by only 7.6% over the period, whereas the production of oil and coal declined by 41.7% and 36.7%, respectively. Moreover there has been a shift away from the use of oil and coal in favor of natural gas over the period, primarily because domestic natural gas prices have been kept at a low level.

Since the dissolution of the Soviet Union, the oil and coal industries have been restructured into several regional enterprises whereas the natural gas industry (including production, refining, transportation and sales) has remained unified.

Classification of Reserves

Russian methods for calculating and classifying reserves differ from generally accepted practices in the United States and other countries. Reserves which are calculated using different methods cannot be accurately reconciled.

Categories of reserves and potential and forecasted oil and natural gas resources

Natural gas, gas condensate and oil reserves are categorized under the Russian reserves system based on their physical presence in a deposit. Explored reserves are represented by categories A, B and C1; preliminary estimated reserves are represented by category C2; potential resources are represented by category C3; and forecasted resources are represented by the categories D1 and D2. For a description of categories A, B and C1, see "Business—Reserves and Production."

Category C2 reserves are preliminary estimated reserves of a deposit calculated on the basis of geological and geophysical research of unexplored sections of deposits adjoining sections of a field containing reserves of higher categories and of untested deposits of explored fields. The shape, size, structure, level, reservoir types, content and characteristics of the hydrocarbon deposit are determined in general terms based on the results of the geological and geophysical exploration and information on the more fully explored portions of a deposit. Category C2 reserves are used to determine the development potential of a field and to plan geological, exploration and production activities.

Category C3 resources are prospective reserves prepared for the drilling of (i) traps within the oil-and-gas bearing area, delineated by geological and geophysical exploration methods tested for such area and (ii) the formation of explored fields which have not yet been exposed by drilling. The form, size and stratification conditions of the assumed deposit are estimated from the results of geological and geophysical research. The thickness, reservoir characteristics of the formations, the composition and the characteristics of hydrocarbons are assumed to be analogous to those for explored fields. Category C3 resources are used in the planning of prospecting and exploration work in areas known to contain other reserve bearing fields.

Category D1 resources are calculated based on the results of regional geological, geophysical and geochemical research and by analogy with explored fields within the region being evaluated. Category D1 resources are reserves in lithological and stratigraphic series that are evaluated within the boundaries of large regional structures confirmed to contain commercial reserves of oil and gas.

Category D2 resources are calculated using assumed parameters on the basis of general geological concepts and by analogy with other, better studied regions with explored oil and gas fields. Category D2 resources are reserves in lithological and stratigraphic series that are evaluated within the boundaries of large regional structures not yet confirmed to contain commercial reserves of oil and gas. The prospects for these series to prove to be oil-and-gas-bearing are evaluated based on geological, geophysical and geochemical research.

The evaluation of gas reserves in newly discovered natural gas or oil-and-gas deposits is carried out under the Russian reserves system using the volume method. The volume method determines the volume of reserves by examining the filtration and capacitive parameters of the deposit based on (i) the area of the deposit; (ii) the effective depth of hydrocarbon saturation; and (iii) the porousness of the deposit and the level of saturation of the hydrocarbons, taking into account thermobaric conditions.

The evaluation of natural gas reserves in deposits already under development is carried out under the Russian reserves system using both the volume method and the material balance method. The material balance method takes into account temporal changes in the effective reservoir pressure as a result of the extraction of the hydrocarbons and the resultant influx of water.

Russian Regulation

The Russian legal system's rapid evolution during the last ten years is particularly evident in the context of natural gas industry regulation. Below is a brief overview of some key aspects of the current regulatory regime for the natural gas industry.

The regulation of legal and economic relations in the Russian natural gas industry is based on the following legislation: the Constitution of the Russian Federation, the Civil Code, the Subsoil Resources Law, the Natural Monopoly Law, the Gas Supply Law and the Federal Law "On the Continental Shelf of the Russian Federation" No. 187-FZ dated November 30, 1995. The most important recent piece of legislation is the Gas Supply Law, which establishes a regulatory framework for natural gas supply in the Russian Federation.

Under the Gas Supply Law, Russian federal authorities have jurisdiction over natural gas supplies, including, *inter alia*, the development and implementation of Government policy on natural gas supply; the regulation of strategic natural gas reserves; control over the industrial and environmental safety of the natural gas supply systems; meterological support; and standardization and certification.

The Government (i) sets the projected natural gas production levels and the sales balance in Russia; (ii) determines the level of natural gas prices and natural gas transportation tariffs; (iii) regulates natural gas deliveries; (iv) sets procedures for providing independent organizations with access to the natural gas transportation and distribution networks; and (v) defines the categories of customers to whom natural gas deliveries cannot be restricted or suspended.

Prior to March 12, 2004, the Ministry of Energy was responsible for the practical implementation of Government fuel and energy industry policy and the coordination of the activities of the federal executive bodies. The Ministry of Energy was abolished from March 12, 2004, the effective date of Decree of the President of the Russian Federation No. 314 of March 9, 2004 ("Decree No. 314"). The rule-making authority of the former Ministry of Energy has now been transferred to the newly established Ministry of Industry and Energy, while the law enforcement authority and the functions of providing state services and property management have been transferred to the newly established Federal Energy Agency. The functions and authority of the newly established governmental bodies are, in accordance with the decree, to be specified in the Provisions on such bodies that are to be issued by the Government within two months from the effective date of Decree No. 314.

Prior to the effective date of Decree No. 314, the Ministry of Natural Resources of the Russian Federation was responsible for regulating the exploration, use and protection of natural resources and for licensing the exploration and production of subsoil resources. Since the effective date of Decree No. 314, the control and surveillance functions of the Ministry of Natural Resources have been transferred to the newly established Federal Service for Surveillance in the Sphere of Ecology and Environmental Use, and the law enforcement functions of the Ministry, as well as its functions of providing state services and of property management related to subsoil use have been transferred to the newly established Federal Agency for Subsoil Use. The functions and authority of the newly established governmental bodies are, in accordance with the decree, to be specified in the provisions on such bodies that are to be issued by the Government within two months from the effective date of Decree No. 314.

The Constitution of the Russian Federation stipulates that the use of subsoil is under the joint jurisdiction of the federal and regional authorities.

Under the Gas Supply Law, regional governing authorities have substantial power to regulate projects related to the exploration of oil and natural gas fields and the transportation and refining of oil and natural gas. In cooperation with the successor to the Ministry of Natural Resources with respect to licensing, which is to be determined by the Government in accordance with Decree No. 314, regional

authorities grant licenses for the exploration and production of subsoil resources (except for subsoil plots located in Russia's internal waters, territorial seas or on its continental shelf which fall under exclusive federal jurisdiction). Regional authorities usually also have jurisdiction over land use, environmental, employee health and safety, social security and certain financial regulations. The relationship between the relevant federal, regional and local authorities, as well as between any one natural gas company and such authorities, has a significant impact on the conditions under which a natural gas company can operate in any particular region.

Subsoil Licensing

In 1992, the Subsoil Resources Law introduced a licensing system governing the study, exploration and production of natural resources from the subsoil in Russia. Until 1995, licenses for fields where exploration and production was already in process were granted without a tender offer. Licenses for new fields and subsoil plots, however, were awarded through auctions or tenders conducted by the governing body of the relevant regional government and the Ministry of Natural Resources. The most important criterion for granting the license at these auctions was the lump sum amount the bidder was prepared to pay for the right to use the subsoil, but technical, environmental, safety and national security factors were also taken into consideration.

In certain instances, such as upon the enactment of production sharing agreements between the development company, investors and regional and federal governments, the Subsoil Resources Law allows for licenses to be issued without a tender procedure.

Licensing agreements for subsoil use identify the terms and conditions for the use of the subsoil, the rights and obligations of the licensee and the manager of the subsoil plot and the level of payments. There are usually three parties to any licensing agreement: the regional authority of the region where the field is located, the Ministry of Natural Resources and the licensee.

There are several types of licenses applicable to the study, exploration and production of natural resources including: (i) licenses for geological exploration and assessment of the subsoil plot; (ii) licenses for the production of natural resources; and (iii) combined licenses for exploration, assessment and production of natural resources. Under the Subsoil Resources Law, licenses are granted for the term stipulated in the license. Prior to January 2000, exploration and assessment licenses could have a maximum term of five years, production licenses a maximum term of 20 years, and combined exploration, assessment and production licenses a maximum term of 25 years. After the enactment of amendments to the Subsoil Resources Law in January 2000, exploration and assessment licenses still may have a maximum term of five years; production licenses may have a short one-year term or a term of the expected operational life of the field based on a feasibility study report; and combined exploration, assessment and production licenses can also be issued for the term of the expected operational life of the field based on a feasibility study report. In practice, production licenses continue in many cases to be issued for 20 years and combined exploration, assessment and production licenses for 25 years. Furthermore, in practice, while a license may be officially indexed as a production license, it may also authorize exploration and assessment activities. The Subsoil Resources Law allows the license holder to request an extension of the existing license in order to complete either the development of the field or the procedures necessary to vacate the land once the exploitation of the subsoil is complete, provided such user complies with the terms and conditions of the license. Indefinite term licenses are provided for the construction and operation of waste burial facilities, and underground storage facilities.

Licenses granted in accordance with the Subsoil Resources Law cannot be sold or transferred to another entity except in limited circumstances, such as to a spin-off company or a subsidiary in which the licensee has a 50% or greater share. Generally, a license cannot be held by more than one legal entity.

Under a licensing agreement, the licensee makes a number of commitments. For example, the licensee agrees to bring the field on stream by a certain date; to extract an agreed volume of natural resources each year; to keep environmental pollutants within specified limits; and to clean up environmental contamination. When the license expires, the licensee must return the relevant land, at its own expense, to a condition which is adequate for future use. The licensee can be fined or the license can be revoked in the event that it remains unused for a period of time, as a result of repeated or significant breaches of the law or the conditions of the license, upon the occurrence of a direct threat to the lives or health of people working or residing in an area where licensed activities are carried on, or upon the occurrence of *force majeure* events.

Although most of the conditions set out in a license are based on mandatory rules contained in Russian law, there are a number of provisions in a licensing agreement which are negotiated between the parties.

The holder of an exploration, assessment and production license is subject to a quarterly natural resources production tax, which for natural gas is calculated as a percentage of the value of the resources extracted. The rate for the production of gas changed to a fixed rate of RR107 per mcm of gas produced from January 1, 2004, from 16.5% of the regulated price of gas per unit volume of natural gas production.

A holder of a license for exploration and assessment of hydrocarbons is to make quarterly payments for the use of the subsoil based on the total area of its allotment and a rate ranging from RR120 to RR360 per square meter. Fees for combined exploration, assessment and production licenses are negotiated by the parties to each license.

These payments for subsoil are in addition to relevant tax obligations applicable to the license holder in accordance with general tax legislation.

The Unified Gas Supply System

The UGSS is defined by the Gas Supply Law as a centrally managed, technologically and economically regulated system of gas production, transportation, storage and supply.

Gazprom is currently the owner of the UGSS. Under the Gas Supply Law the owner of the UGSS has a number of responsibilities, including ensuring a reliable supply of natural gas within Russia; maintaining and developing the UGSS network; monitoring the function of UGSS facilities; ensuring the natural gas supply agreements entered into by Russia; procuring the use of equipment and processes for power-saving and environmental safety in the UGSS; ensuring industrial safety within the UGSS; and disaster management.

The Gas Supply Law does not permit the division of the UGSS or the liquidation of its owner without the consent of the Government. The Gas Supply Law also regulates the ownership of shares in the company which owns the UGSS. In particular, foreign persons and companies are not permitted to own more than 20% of the owner's issued ordinary shares and at least 35% of the owner's issued ordinary shares must be owned by the Government. The sale or any other transfer of title of such owner's shares can only be carried out if a federal law is issued permitting such sale or transfer.

Transportation and Supply of Gas

The relationship between natural gas suppliers and off-takers is governed by the Regulation on Natural Gas Supplies within the territory of the Russian Federation approved by Government Resolution No. 162 dated February 5, 1998.

A right of priority to enter into natural gas supply agreements is given to off-takers that purchase natural gas for the Government, utility, consumers and households, and to certain off-takers wishing to extend their existing natural gas supply agreements.

In accordance with Government Resolution No. 858 dated July 14, 1997, Gazprom is obliged to provide independent suppliers with access to its natural gas transportation system in Russia. This requirement is subject to the availability of spare capacity in the natural gas transportation system, natural gas from independent suppliers being of sufficient quality and the availability of connecting and branch pipelines to consumers.

In accordance with the Gas Supply Law, consumers are obliged to pay for natural gas supplies and transportation services. If consumers fail to make such payments, suppliers have the right to limit or suspend natural gas supplies to such consumers in accordance with specific procedures provided for by a number of Government resolutions. The Government of the Russian Federation has, however, issued a number of resolutions (e.g., Government Resolution No. 1 dated January 5, 1998 and Government Resolution No. 364 dated May 29, 2002) regulating the restriction or suspension of supplies to certain customers. These consumers include, *inter alia*, medical institutions, military units, nuclear plants, communication organizations and certain vital utilities.

Prices and Tariffs

Gas prices and transportation tariffs in Russia are regulated by the Natural Monopoly Law and the Gas Supply Law as well as by a number of supplemental Government resolutions. Government

Resolution No. 1021 "On State Regulation of Gas Prices and Tariffs for Gas Transportation in the Territory of the Russian Federation" dated December 29, 2000, as amended ("Resolution No. 1021"), sets out the main provisions relating to natural gas prices and transportation tariffs.

Prior to the effective date of Decree No. 314, the Federal Energy Commission of the Russian Federation ("FEC"), and after the effective date of Decree No. 314 the Federal Service for Tariffs ("FTS") regulates natural monopolies and establishes and regulates natural gas prices and tariffs. Decree No. 314 transfers the control and surveillance functions in the sphere of regulation of natural monopolies to the Federal Antimonopoly Service. In accordance with Resolution No. 1021, the FEC, or its successor, establishes the level of:

- wholesale natural gas prices;
- tariffs for gas transportation services through trunk pipelines for independent organizations;
- tariffs for gas transportation through pipelines owned by independent gas transportation organizations;
- tariffs for gas transportation through supply networks; and
- payments for the supply and marketing services rendered by gas distribution companies to end-users.

Environmental Requirements

Russian environmental legislation establishes a "pay-to-pollute" regime administered by the Ministry of Natural Resources and local authorities. Starting from March 12, 2004, the Federal Service for Surveillance in the Sphere of Ecology and Environmental Use was created under the auspices of the Ministry of Natural Resources (as well as the Federal Agency for Subsoil Use), and the control and surveillance functions of the Ministry of Natural Resources were transferred to this service. The authority responsible for administering the "pay-to-pollute" regime is also the Federal Service for Surveillance in the Sphere of Ecology and Environmental Use. Fees are assessed for both pollution within the limits agreed on emissions and effluents and for pollution in excess of these limits. There are additional fines for certain other breaches of environmental regulations. The environmental protection legislation contains an obligation to make compensation payments to the budget for all environmental losses caused by pollution. In the event of a dispute concerning losses caused by breaches of environmental laws and regulations, the prosecutor's office or other authorized governmental bodies may bring suit, though there is no private right of action. Courts may impose clean-up obligations subject to the agreement of the parties in lieu of or in addition to imposing fines.

Exploration licenses and production licenses generally require certain environmental commitments. Although such commitments may be stringent in a particular license, the penalties for failing to comply and clean-up requirements are generally low.

Regulating the Activities of Natural Monopolies

The Natural Monopoly Law defines "natural monopoly" as a condition of the commodities market in which the demand for products is satisfied more effectively in the absence of competition and in which another product cannot readily be substituted for the monopoly product. The Natural Monopoly Law sets out, *inter alia*, a regime for the regulation of entities which have a natural monopoly over natural gas transportation. It also established an authority (prior to the effective date of Decree No. 314, the FEC) which supervises:

- transactions involving the acquisition by a natural monopoly entity of title to (or the rights to use) assets where the value of such assets exceeds 10% of the natural monopoly entity's own capital (as calculated in accordance with its latest audited balance sheet). Such transactions may not be related to the industry of the natural monopoly entity;
- investments whose value exceeds 10% of the natural monopoly entity's own capital (as calculated in accordance with its latest audited balance sheet). Such investments may not be related to the industry of the natural monopoly entity; and
- sales, leases or other transactions, whereby the natural monopoly entity disposes of assets used in the industry that it monopolizes where the value of such assets exceeds 10% of the value of the natural monopoly entity's own capital (as calculated in accordance with its latest audited balance sheet).

Pursuant to Decree No. 314, the FEC is being reorganized into a newly created Federal Service for Tariffs (the "FTS"). In accordance with this Decree, the rule-making authority previously held by the FEC has been transferred to the Ministry of Economy and Trade and the control and surveillance functions previously held by the FEC have been transferred to the Federal Antimonopoly Service (the "FAS"), and the FTS has been charged with the authority to set tariffs that previously belonged to the former Ministry for Antimonopoly Policy and Support of Entrepreneurship and the Ministry of Economic Development and Trade. Until further regulation defines the precise functions and the scope of authority given to the FST, the FAS and the other governmental bodies that are effected by this decree, it is unclear which federal governmental body will supervise the activities set forth in the Natural Monopoly Law.

The relevant authority can penalize a natural monopoly entity and insist that it take certain actions if the entity breaches the Natural Monopoly Law. The relevant authority may also access information on a natural monopoly entity, whether it be held by such entity itself, Government bodies or local authorities.

The principal methods of regulating the activities of natural monopolies by relevant supervising authorities are:

- price regulation; and
- identifying consumers entitled to obligatory services and setting natural monopoly minimum supply levels for such consumers (with a view to protecting the rights and legal interests of citizens, state security, the environment and cultural values).

As a natural monopoly entity, Gazprom must submit ongoing reports on its activities and drafts of capital investment plans to the relevant supervisory authority pursuant to the Natural Monopoly Law. Such supervisory authority has the right (i) to implement, amend or suspend the Natural Monopoly Law regulations; (ii) to instruct natural monopoly entities to enter into contracts with those consumers entitled to obligatory service; (iii) to make amendments to existing contracts; (iv) to transfer revenues from activities which contravene the Natural Monopoly Law to the federal budget; and (v) to fine natural monopoly entities for violations of the Natural Monopoly Law.

Energy Charter Treaty

The Energy Charter ("EC") was conceived at a meeting of the European Council in June 1990 as a means to strengthen the relationship which existed in the energy sector between the USSR, the countries of central and eastern Europe and the countries of western Europe. The EC was officially adopted in December 1991. It is a political declaration on co-operation between east and west in the energy sector and is not legally binding on any of its parties. At present, the EC has been signed by 52 countries, including the countries of the European Union.

In December 1994, following three years of negotiations, the general intentions contained in the EC were put into a legally binding form, the Energy Charter Treaty (the "ECT"). As of January 2003, the ECT had been signed by 52 countries, including Russia and the member states of the EU, and had been ratified by 47 countries.

The main objectives of the ECT are to: (i) provide a stable energy supply; (ii) provide effective production, processing, transportation, distribution and consumption of energy resources; (iii) assist in the development of the European energy market and the improvement of the global energy market through implementing principles of non-discriminatory access and free market pricing; and (iv) legally protect the interests of energy-related companies and entities on issues relating to investments, transit, trade and dispute resolution procedures.

Although Russia signed the ECT in December 1994, the State Duma has not yet ratified it, in part due to concerns regarding the impact of the ECT on pipeline access. Although Russia has not ratified the ECT, it is a member of the Energy Charter Conference and participates in the Energy Charter Secretariat's day-to-day activities.

European Union Gas Directive

On June 22, 1998, the European Parliament and the Council of the European Union adopted a directive on common rules for the internal market in natural gas (the "Gas Directive"). The Directive came into force on August 10, 1998, and member states were required to implement its provisions by August 2000. A new Gas Directive was adopted in June 2003, replacing the prior Gas Directive.

The Gas Directive has established common rules for the transmission, distribution, supply and storage of natural gas. The new Gas Directive sets out rules for the organization of the natural gas sector

(including liquefied natural gas), access to the market, the operation of transmission and distribution systems, and the criteria and procedures for authorizing the transmission, distribution, supply and storage of natural gas. The new Gas Directive provides that all non-household customers have the right to choose their supplier no later than July 1, 2004, with all customers to have this right by July 1, 2007. Member states may accelerate the rate at which they open their markets.

The implementation of the Gas Directive has already led to significant structural changes in the European natural gas market. The Gas Directive is bringing about a significant liberalization of the European natural gas market, which goes further than the Directive's minimum requirements. Even prior to the adoption of the new Gas Directive almost 80% of the total EU market was opened up to competition.

Russia is the largest supplier of natural gas for western Europe, followed by Norway and the United Kingdom. Current EU projections show that in order to meet demand for natural gas and to compensate for the decline in the production of natural gas within the EU, there will be an increasing dependence upon imports from outside the EU. The electricity industry and other sectors of the economy are increasingly using natural gas because of its favorable ecological characteristics, which has increased demand.

As a result of the liberalization of the EU's natural gas market, short-term contracts and single transactions involving natural gas have become more popular. In time, this may have a significant effect on the state of the market. The long-term "take-or-pay" contracts, under which most of Europe's natural gas is supplied by Gazprom and other traditional exporters, however, provide for secure and stable natural gas supplies while at the same time balancing the interests of both exporters and importers. Such contracts are also the main element of major natural gas export financing projects, which provide producers with capital needed for investments and exploration. As a result, it is unlikely that long-term natural gas contracts will be replaced by spot market transactions.

GLOSSARY OF SELECTED TERMS

"bbls"	Billions of barrels
"bcm"	Billion cubic meters, as measured under one atmosphere of pressure at 20°C
"Blue Stream Project"	The construction and operation by Gazprom, in alliance with key Italian natural gas purchaser and distributor ENI, of a new natural gas trunk pipeline from Russia via the Black Sea to Turkey
"Board of Directors"	Gazprom's board of directors consisting of 11 members and appointed pursuant to the Joint Stock Companies Law and the Charter
"boe"	Barrel of oil equivalent
"central and eastern Europe"	For the purposes of this Offering Circular: Bosnia, Bulgaria, Croatia, Czech Republic, former Yugoslav Republic of Macedonia ("FYROM"), Hungary, Poland, Romania, Serbia and Montenegro, Slovakia and Slovenia
"Central Bank"	Central Bank of the Russian Federation
"Charter"	Gazprom's Charter of May 31, 1996, as amended
"Constitution"	The constitution of the Russian Federation adopted on December 12, 1993
"EBRD"	European Bank for Reconstruction and Development
"Energy Charter Treaty"	Treaty between European states, the main objective of which is to assist in the development of the European energy market
"EU"	European Union
"Eurasian Economic Union"	Those states that have ratified the "Treaty on the Establishment of the Eurasian Economic Union" of October 10, 2000, currently Belarus, Kazakhstan, Kyrgyzstan, Russia and Tajikistan
"Europe"	For the purposes of this Offering Circular, central and eastern Europe and western Europe
"FEC"	Federal Energy Commission of the Russian Federation, established pursuant to Government Decree No. 960 dated August 13, 1996 and which was responsible, inter alia, for regulating domestic gas prices, transportation tariffs and natural resources monopoly activities prior to the effective date of Decree No. 314 and the functions of which have since been transferred to the Federal Service for Tariffs
"FSU"	Excluding Russia, the countries which formerly comprised the Soviet Union: Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan
"Gas Directive"	A directive adopted by the European Parliament and the Council, which came into force in August 1998, and replaced by a new Gas Directive in June 2003, with the purpose of establishing common rules for the organization and functioning of the European natural gas market
"General Meeting of Shareholders"	Gazprom's highest authority in accordance with its Charter, with exclusive power over various aspects of Gazprom's management

"IFRS"	International Financial Reporting Standards, including International Accounting Standards ("IAS") and Interpretations issued by the International Accounting Standards Board
"International Energy Agency"	A forum with 26 member countries that serves as a forum in which to share energy information, coordinate energy policies and to cooperate in the development of energy programs, and is an authoritative source for energy statistics worldwide
"kW"	Kilowatts
"LNG"	Liquified Natural Gas
"Management Committee"	An executive body of Gazprom, which along with the Management Committee Chairman, manages Gazprom's day-to-day affairs and implements the strategic plans of the Board of Directors
"mcf"	Million cubic feet
"mcm"	Thousand cubic meters, as measured under one atmosphere of pressure at 20°C
"mtoe"	Million metric tons of oil equivalent
"mmbls"	Millions of barrels
"mmcm"	Million cubic meters, as measured under one atmosphere of pressure
"State Duma"	Lower chamber of the Russian parliament
"tcm"	Trillion cubic meters, as measured under one atmosphere of pressure at 20°C
"toe"	Metric ton of oil equivalent
"ton"	One metric ton
"UGSS"	Unified Gas Supply System
"U.K."	United Kingdom
"US" or "U.S."	United States of America
"western Europe"	For the purpose of this Offering Circular: Andorra, Austria, Belgium, Cyprus, Denmark, Finland, France, Germany, Greece, Iceland, Republic of Ireland, Italy, Liechtenstein, Luxembourg, Malta, Monaco, The Netherlands, Norway, Portugal, San Marino, Spain, Sweden, Switzerland, Turkey and the United Kingdom

CONVERSION TABLE

metric measure	U.S. measure
1 bcm	35,316,000,000 cubic feet
1 tcm	35,316,000,000,000 cubic feet
1 ton	1,000 kilos, 2,204.6 pounds, 7.33 barrels
1 kilometer	approximately 0.62 miles
1 metric ton of oil equivalent	25.2 quadrillion btus (British Thermal Unit), approximately 1,125 cubic meters of natural gas
1 barrel of gas condensate	1 barrel of oil equivalent (boe)
1 cubic meter of natural gas	5.8858 barrels of oil equivalent (boe)

INDEX TO FINANCIAL STATEMENTS

OAO GAZPROM
IFRS CONSOLIDATED FINANCIAL STATEMENTS
31 DECEMBER 2002, 2001 AND 2000

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

AUDITORS' REPORT

To the Shareholders of OAO Gazprom

1. We have audited the accompanying consolidated balance sheets of OAO Gazprom and its subsidiaries (the "Group") as of 31 December 2002 and 2001, and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for each of the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

2. We conducted our audits in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2002 and 2001, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

4. Without qualifying our opinion, we draw your attention to Note 30 to the consolidated financial statements. The Government of the Russian Federation is the principal shareholder of the Group and governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

Moscow, Russian Federation
20 June 2003

OAO GAZPROM

IFRS CONSOLIDATED BALANCE SHEET

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

	Notes	31 December 2002	31 December 2001	31 December 2000
Assets				
Current assets				
Cash and cash equivalents	6	58,354	51,713	13,954
Restricted cash	6	45,593	46,220	51,273
Short-term investments	7	28,895	31,366	32,795
Accounts receivable and prepayments	8	192,042	257,771	336,661
Inventories	9	88,561	85,465	80,972
Other current assets		16,490	22,925	5,392
		429,935	495,460	521,047
Long-term assets				
Property, plant and equipment	10	1,855,276	1,783,004	1,752,634
Investments in associated undertakings	5, 11, 30	84,875	90,085	86,310
Other long-term investments	12	38,152	37,422	36,336
Deferred tax assets	18	—	15,881	134,120
Other long-term assets	13	72,461	48,921	41,914
		2,050,764	1,975,313	2,051,314
Total assets	5	2,480,699	2,470,773	2,572,361
Liabilities and equity				
Current liabilities				
Accounts payable and accrued charges	14	95,840	123,557	116,563
Taxes payable	15	47,728	63,370	156,602
Short-term borrowings and current portion of long-term borrowings	16	184,823	193,090	153,062
Short-term promissory notes payable	4	41,384	70,402	78,749
Provision for liabilities and charges		—	—	11,918
		369,775	450,419	516,894
Long-term liabilities				
Long-term borrowings	17	248,603	237,413	280,235
Long-term promissory notes payable	4	20,218	14,259	8,463
Restructured tax liabilities	15	10,592	21,957	12,110
Provisions for liabilities and charges	20	21,989	20,047	34,111
Deferred tax liabilities	18	63,019	—	—
Other long-term liabilities		24,454	5,578	—
		388,875	299,254	334,919
Total liabilities	5	758,650	749,673	851,813
Minority interest	29	10,177	17,387	11,921
Shareholders' equity				
Share capital	21	325,194	325,194	325,194
Treasury shares	21	(30,367)	(20,872)	(13,214)
Retained earnings and other reserves	21	1,417,045	1,399,391	1,396,647
Total shareholders' equity		1,711,872	1,703,713	1,708,627
Total liabilities and equity		2,480,699	2,470,773	2,572,361

A.B. Miller
Chairman of the Management Committee
20 June 2003

E.A. Vasilieva
Chief Accountant
20 June 2003

The accompanying notes are an integral part of these financial statements.

OAO GAZPROM

IFRS CONSOLIDATED STATEMENT OF INCOME

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

	Notes	Year ended 31 December 2002	2001	2000
Sales	5, 22	644,687	712,967	738,542
Operating expenses	5, 23	(496,713)	(506,843)	(556,346)
Operating profit	5	**147,974**	**206,124**	**182,196**
Exchange gains		23,553	27,967	61,045
Exchange losses		(32,988)	(33,373)	(64,578)
Interest income		10,636	14,184	15,611
Interest expense	16, 17	(29,265)	(42,902)	(64,544)
Monetary gain	3	31,380	33,513	60,332
Gains on and extinguishment of restructured liabilities	15, 24	13,908	23,122	23,037
Net monetary effects and financing items		17,224	22,511	30,903
Share of net income of associated undertakings	11	4,285	4,087	871
Losses on available-for-sale investments	19	(3,729)	(993)	(3,069)
Profit before profit tax and minority interest		**165,754**	**231,729**	**210,901**
Current profit tax expense	18	(54,187)	(94,957)	(94,688)
Deferred profit tax (expense) benefit	18	(81,945)	(118,234)	277,281
Profit tax (expense) benefit	18	(136,132)	(213,191)	182,593
Profit before minority interest		**29,622**	**18,538**	**393,494**
Minority interest	29	(667)	(5,339)	(2,074)
Net profit		**28,955**	**13,199**	**391,420**
Basic and diluted earnings per share (in Roubles)	26	**1.39**	**0.63**	**18.60**

A.B. Miller
Chairman of the Management Committee
20 June 2003

E.A. Vasilieva
Chief Accountant
20 June 2003

The accompanying notes are an integral part of these financial statements.

OAO GAZPROM

IFRS CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

	Notes	Year ended 31 December 2002	2001	2000
Operating activities				
Net cash provided by operating activities	27	**160,111**	**161,289**	**116,670**
Investing activities				
Capital expenditures		(141,124)	(108,453)	(66,397)
Net change in loans made		(5,470)	933	1,986
Interest received		10,002	12,428	14,457
Interest paid and capitalised	10	(12,998)	(16,711)	(19,923)
Cash in subsidiaries (disposed of) acquired		(4,058)	1,198	—
Acquisition of subsidiaries		(6,159)	(862)	—
Change in other long-term investments and investments in associated undertakings		(881)	(6,136)	(6,091)
Net cash used for investing activities		**(160,688)**	**(117,603)**	**(75,968)**
Financing activities				
Proceeds from long-term borrowings (including current portion)	17	158,115	101,574	21,884
Repayment of long-term borrowings (including current portion)	17	(123,544)	(49,126)	(48,120)
Sale of promissory notes		17,162	54,410	67,963
Redemption of promissory notes		(17,615)	(78,254)	(30,348)
Net proceeds from issuance (redemption) of bonds	17	4,735	(119)	(731)
Net proceeds from (repayment of) short-term borrowings	16	2,950	(801)	5,141
Dividends paid	21	(10,328)	(6,736)	(4,150)
Interest paid		(22,379)	(27,389)	(38,420)
Purchases of treasury shares	21	(45,490)	(54,342)	(9,727)
Sales of treasury shares, net of profit tax	21	38,784	49,829	7,840
Change in cash restricted for borrowings	6	627	4,133	(8,561)
Net cash provided by (used for) financing activities		**3,017**	**(6,821)**	**(37,229)**
Effect of exchange rate changes on cash and cash equivalents		8,099	3,638	2,120
Effect of inflation accounting on cash and cash equivalents		(3,898)	(2,744)	(11,237)
Increase in cash and cash equivalents		**6,641**	**37,759**	**(5,644)**
Cash and cash equivalents, at beginning of reporting period		51,713	13,954	19,598
Cash and cash equivalents, at end of reporting period.		**58,354**	**51,713**	**13,954**

A.B. Miller
Chairman of the Management Committee
20 June 2003

E.A. Vasilieva
Chief Accountant
20 June 2003

The accompanying notes are an integral part of these financial statements.

OAO GAZPROM

IFRS CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

	Notes	Number of shares outstanding (billions)	Share capital	Treasury shares	Retained earnings and other reserves	Total shareholders' equity
Balance as of 31 December 1999		21.1	325,194	(8,713)	1,012,971	1,329,452
Net income		—	—	—	391,407	391,407
Net treasury share transactions	21	(0.1)	—	(4,501)	2,616	(1,885)
Translation differences	21	—	—	—	857	857
Return of social assets to governmental authorities	21	—	—	—	(7,414)	(7,414)
Dividends	21	—	—	—	(4,418)	(4,418)
Balance as of 31 December 2000		21.0	325,194	(13,214)	1,396,019	1,707,999
Effect of adoption of IAS 39		—	—	—	628	628
Adjusted balance at 31 December 2000		21.0	325,194	(13,214)	1,396,647	1,708,627
Net income		—	—	—	13,199	13,199
Net treasury share transactions	21	(0.0)	—	(7,658)	3,144	(4,514)
Translation differences	21	—	—	—	(1,532)	(1,532)
Return of social assets to governmental authorities	21	—	—	—	(5,360)	(5,360)
Dividends	21	—	—	—	(6,707)	(6,707)
Balance as of 31 December 2001		21.0	325,194	(20,872)	1,399,391	1,703,713
Net income		—	—	—	28,955	28,955
Net treasury share transactions	21	(1.2)	—	(9,495)	(1,425)	(10,920)
Translation differences	21	—	—	—	2,052	2,052
Return of social assets to governmental authorities	21	—	—	—	(2,133)	(2,133)
Dividends	21	—	—	—	(9,795)	(9,795)
Balance as of 31 December 2002		19.8	325,194	(30,367)	1,417,045	1,711,872

A.B. Miller
Chairman of the Management Committee
20 June 2003

E.A. Vasilieva
Chief Accountant
20 June 2003

The accompanying notes are an integral part of these financial statements.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

1 NATURE OF OPERATIONS

OAO Gazprom and its subsidiaries (the "Group") operate one of the largest gas pipeline systems in the world and are responsible for substantially all gas production and high pressure gas transportation in the Russian Federation. The Group is a major exporter of gas to European countries.

The Group is involved in the following principal activities:

- Production—exploration and production of gas and other hydrocarbons;
- Refining—processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation—transportation of gas; and
- Distribution—domestic and export sale of gas.

The weighted average number of full time employees during 2002, 2001 and 2000 was 301 thousand, 304 thousand and 306 thousand, respectively.

2 ECONOMIC ENVIRONMENT IN THE RUSSIAN FEDERATION

Whilst there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the Government, together with legal, regulatory, and political developments.

3 BASIS OF PRESENTATION

These consolidated financial statements are prepared in accordance with, and comply with, International Financial Reporting Standards ("IFRS"), including International Accounting Standards and Interpretations issued by the International Accounting Standards Board.

The Group companies maintain their statutory financial statements in accordance with the Regulation on Accounting and Reporting of the Russian Federation ("RAR") or the accounting regulations of the country in which the particular Group company is resident. The Group's financial statements are based on the statutory records, with adjustments and reclassifications recorded in the financial statements for the purpose of fair presentation in accordance with IFRS.

The consolidated financial statements of the Group are prepared under the historical cost convention except as described in Note 4. The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

The adjustments and reclassifications made to the statutory accounts for the purpose of IFRS presentation include the restatement of balances and transactions for changes in the general purchasing power of the Russian Rouble ("RR") in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. The restatement was calculated from the conversion factors derived from the Russian Federation Consumer Price Index, published by the Russian State Committee on Statistics ("Goscomstat"), and from indices obtained from other published sources for years prior to 1992.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

3 BASIS OF PRESENTATION—(continued)

The indices used to restate the consolidated financial statements, based on 1988 prices (1988=100) for the five years to 31 December 2002, and the respective conversion factors used are:

Year	Index	Conversion Factor
1998	1,216,400	2.24
1999	1,661,481	1.64
2000	1,995,937	1.37
2001	2,371,572	1.15
2002	2,730,154	1.00

The significant guidelines followed in restating the consolidated financial statements are:

- all amounts are stated in terms of the measuring unit current as of 31 December 2002;
- monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current as of 31 December 2002;
- non-monetary assets and liabilities (items which are not expressed in terms of the monetary unit current as of 31 December 2002) and shareholders' equity, including the share capital, are restated by applying the relevant conversion factors;
- all items in the consolidated statements of income and of cash flows are restated by applying appropriate conversion factors;
- the effect of inflation on the Group's net monetary position is included in the consolidated statement of income as a net monetary gain or loss; and
- comparative amounts for 2001 and 2000 are restated using the conversion factor 1.15 and 1.37, respectively, in order to state them in terms of the monetary unit current as of 31 December 2002.

The consolidated statement of income includes net monetary gains of RR 31,380, RR 33,513 and RR 60,332 for the years ended 31 December 2002, 2001 and 2000, respectively, because on average the Group had net monetary liabilities in the three years.

As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Group will no longer apply the provisions of IAS 29.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year presentation.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Group are set out below.

4.1 Group accounting

Subsidiary undertakings

Subsidiary undertakings in which the Group, directly or indirectly, has an interest of more than 50% of the voting rights or is otherwise able to exercise control over the operations have been consolidated.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

The consolidated financial statements of the Group reflect the results of operations of any subsidiaries acquired from the date control is established. Subsidiaries are no longer consolidated from the date from which control ceases. All intercompany transactions, balances and unrealized surpluses and deficits on transactions between group companies have been eliminated. Separate disclosure is made of minority interests. Acquisitions of subsidiaries are recorded in accordance with the purchase accounting method.

Minority interest at the balance sheet date represents the minority shareholders' portion of the pre-acquisition carrying amount of the identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented separately from liabilities and shareholders' equity.

Associated undertakings

Associated undertakings are undertakings over which the Group has significant influence, but which it does not control. Generally significant influence occurs when the Group has between 20% and 50% of the voting rights. Associated undertakings are accounted for using the equity method.

The equity method involves recognising in the statement of income the Group's share of the associated undertakings' profit or loss for the year, less dividends received. Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Group's interest in each associated undertaking is carried in the balance sheet at an amount that reflects cost, including the goodwill at acquisition, plus its share of profit and losses. Provisions are recorded for any impairment in value.

Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated undertaking.

4.2 Investments

The Group classified its investments into the following categories: trading, held-to-maturity and available-for-sale.

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management of the Group companies has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets. There were no such investments as of 31 December 2002, 2001 and 2000. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in fair value, are classified as available-for-sale. These are included in non-current assets unless management has the expressed intention of holding the investments for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the financial asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently re-measured to fair value. Available-for-sale investments principally comprise non-marketable equity securities, for which it is not possible to obtain current market quotes. For these investments, fair value is estimated based on the market price of similar financial assets or estimated future discounted cash flows. For other investments traded in active markets, fair value is determined by reference to the current market value at the close of business on the reporting date.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

Realized gains and losses arising from sale and unrealized gains and losses arising from changes in the fair value of trading and available-for-sale investments are included in the statement of income in the period in which they arise.

Prior to the adoption of IAS 39 the Group had valued its marketable equity securities at the lower of cost restated to the equivalent purchasing power of the Rouble at the reporting date on the basis of indices included in Note 3, or market value. Long-term investments were reflected at cost restated to the equivalent purchasing power at the reporting date. Provision for impairment was only made where, in the opinion of the Group's management, there was a diminution in value, which was other than temporary. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount was charged or credited to the consolidated statement of operations.

Changes in the fair value of trading and available-for-sale investments are recorded in the statement of income within operating expenses and gains and losses on available-for-sale investments, respectively.

In the statement of cash flow, purchases and sales of trading investments are classified as operating activities.

4.3 Goodwill

Any excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiary or associated undertaking at the date of acquisition is recorded as goodwill. Goodwill on acquisition of subsidiary undertakings is included in other long-term assets. Goodwill on acquisition of associated undertakings is included in investments in associated undertakings. Goodwill is amortised using the straight-line method over the shorter of its estimated useful life or 20 years.

4.4 Joint ventures

Joint ventures are contractual agreements whereby two or more parties undertake economic activity, which is subject to joint control. Joint ventures are accounted for using the equity method.

4.5 Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents comprise short-term investments which are readily converted to cash and have an original maturity of three months or less. Restricted cash balances comprise balances of cash and cash equivalents which are restricted as to withdrawal under the terms of certain borrowings or under banking regulations. Restricted cash balances are excluded from cash in the consolidated statement of cash flows.

4.6 Accounts receivable

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. The provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables or if collection is not anticipated for a long period of time. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the date of origination of the receivable.

4.7 Inventories

Inventories are valued at the lower of net realisable value and cost. Cost of inventory is determined on the weighted average basis. The cost of finished goods and work in progress comprises raw material, direct labour, other direct costs and related production overhead (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

4.8 Property, plant and equipment

Property, plant and equipment are carried at historical cost of acquisition or construction after deduction of accumulated depreciation.

Gas and oil exploration and production activities are accounted for in accordance with the successful efforts method. Under the successful efforts method, costs of successful development and exploratory wells are capitalised. Costs of unsuccessful exploratory wells are expensed upon determination that the well does not justify commercial development. Other exploration costs are expensed as incurred.

Major renewals and improvements are capitalised. Maintenance, repairs and minor renewals are expensed as incurred. Minor renewals include all expenditures that do not result in a technical enhancement of the asset beyond its original capability. Gains and losses arising from the disposal of property, plant and equipment are included in the consolidated statement of income as incurred.

Interest costs on borrowings are capitalised as part of the cost of self constructed assets during the period of time that is required to construct and prepare the asset for its intended use. All other borrowing costs are expensed.

The return to a governmental authority of social assets (such as rest houses, housing, schools and medical facilities) vested to the Group at privatisation is recorded only upon both the transfer of title to, and termination of operating responsibility for, the social assets. There is no specified timetable for such social assets to be transferred to the governmental authorities, and transfer does not occur until the agreement of both parties is reached. These disposals are considered to be shareholder transactions because they represent a return of assets for the benefit of governmental authorities, as contemplated in the original privatisation arrangements. Consequently, such disposals are accounted for as a charge to shareholders' equity.

Depreciation is calculated on a straight-line basis. Depreciation on wells and production equipment has been calculated on cost, using the straight line method rather than, as is the more generally accepted international industry practice, on the unit-of-production method as the difference is not material. Assets under construction are not depreciated.

The estimated useful lives of the Group's assets are as follows:

	Years
Pipelines	33
Wells and production equipment	12-40
Machinery and equipment	10-18
Buildings	30-40
Roads	20-40
Social assets	10-40

4.9 Impairment of assets

At each balance sheet date management assess whether there is any indication that the recoverable value of the Group's assets has declined below the carrying value. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of income in the period in which the reduction is identified. An impairment loss recognised for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset's recoverable amount.

4.10 Borrowings

Borrowings are recognised initially at the fair value of the proceeds received which is determined using the prevailing market rate of interest for a similar instrument, if significantly different from the

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

transaction price, net of transaction costs incurred. In subsequent periods, borrowings are recognised at amortised cost, using the effective yield method; any difference between fair value of the proceeds (net of transaction costs) and the redemption amount is recognised as interest expense over the period of the borrowings.

4.11 Deferred tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using a balance sheet liability method. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deferred tax asset will be realised or if it can be offset against existing deferred tax liabilities. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

4.12 Foreign currency transactions

Monetary assets and liabilities held by the Group as of 31 December 2002, 2001 and 2000, and denominated in foreign currencies are translated into Roubles at the exchange rate prevailing at that date. Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised as exchange gains or losses in the consolidated statement of income.

The balance sheets of foreign subsidiaries and associated undertakings are translated into Roubles at the exchange rate prevailing at the reporting date. Statements of income of foreign entities are translated at average exchange rates for the year. Exchange differences arising on the translation of the net assets of foreign subsidiaries and associated undertakings are recognised as translation differences and included in shareholders' equity.

The official US dollar to RR exchange rates, as determined by the Central Bank of the Russian Federation, were 31.78, 30.14 and 28.16 as of 31 December 2002, 2001 and 2000, respectively. The official Euro to RR exchange rates, as determined by the Central Bank of the Russian Federation, were 33.11, 26.49 and 26.14 as of 31 December 2002, 2001 and 2000, respectively.

Exchange restrictions and currency controls exist relating to converting the RR into other currencies. The RR is not freely convertible in most countries outside of the Russian Federation.

4.13 Provisions for liabilities and charges

Provisions, including provisions for environmental liabilities and asset retirement obligations, are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. As obligations are determined, they are recognised immediately based on the present value of the expected future cash flows arising from the obligations.

4.14 Shareholders' equity

Treasury shares

Where the Group companies purchase the Group's equity share capital, the consideration paid including any attributable transaction costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are re-sold. Where such shares are subsequently sold, any

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

consideration received is included in shareholders' equity. Treasury shares are recorded at weighted average cost. The gains (losses) arising from treasury share transactions are recognised as a movement in the consolidated statement of changes in shareholders' equity, net of associated costs including taxation.

Dividends

Dividends are recognised as a liability and deducted from shareholders' equity at the balance sheet date only if they are declared before or on the balance sheet date.

4.15 Revenue recognition

Sales are recognised for financial reporting purposes when products are delivered to customers and title passes and are stated net of VAT, excise taxes and other similar compulsory payments. Gas transportation sales are recognised when transportation services have been provided, as evidenced by delivery of gas in accordance with the contract.

Natural gas prices and gas transportation tariffs in the Russian Federation are established by the Federal Energy Commission. Export gas prices for sales to European countries are indexed mainly to oil product prices as stipulated in long-term contracts. Export gas prices for sales to Former Soviet Union countries are generally based on one-year fixed price contracts.

Revenues are measured at the fair value of the consideration received or receivable. When the fair value of consideration received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up.

4.16 Mutual cancellation and other non-cash transactions

A significant portion of accounts receivable arising from sales are settled either through a chain of non-cash transactions (mutual cancellations), sometimes involving several enterprises, or other non-cash settlements. Non-cash settlements include promissory notes which are negotiable debt obligations. A portion of operations, including capital expenditures, is also transacted by mutual cancellations or other non-cash settlements.

Approximately, 18%, 18% and 22% of accounts receivable from gas sales settled during the years ended 31 December 2002, 2001 and 2000, respectively, were settled via mutual settlements or other non-cash settlements.

Promissory notes are issued by the Group entities as payment instruments. The promissory notes carry a fixed date of repayment and the supplier can sell them in the over-the-counter secondary market. Promissory notes issued by the Group are recorded initially at the fair value of the consideration received or the fair value of the note, which is determined using the prevailing market rate of interest for a similar instrument. In subsequent periods, promissory notes are stated at amortised cost using the effective yield method. Any difference between the fair value of the consideration (net of transaction costs) and the redemption amount is recognised as interest expense over the period of the promissory note.

The Group's short-term promissory notes payable had average interest rates ranging from 12.0% to 25.0%, from 12.0% to 28.0% and from 11.0% to 58.0% for the years ended 31 December 2002, 2001 and 2000, respectively. The Group's long-term promissory notes payable had average interest rates ranging from 15.0% to 26.0%, from 22.0% to 26.5% and from 8.0% to 32.0% for the years ended 31 December 2002, 2001 and 2000, respectively.

The Group also accepts promissory notes from its customers (both issued by customers and third parties) as a settlement of receivables. Promissory notes issued by customers are recorded in the same manner as accounts receivable originated by the Group. Promissory notes issued by other third parties are recorded as available-for-sale investments.

4.17 Interest

Interest income and expense are recognised in the statement of income for all interest bearing instruments on an accrual basis using the effective yield method. Interest income includes nominal interest

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

and accrued discount and premium. When loans become doubtful of collection, they are written down to their recoverable amounts and interest income is thereafter recognised based on the rate of interest that was used to discount the future cash flows for the purpose of measuring the recoverable amount.

4.18 Research and development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects are recognised as intangible assets (within other long-term assets) to the extent that such expenditure is expected to generate future economic benefits. Other development expenditures are recognised as an expense as incurred. However, development costs previously recognised as an expense are not recognised as an asset in a subsequent period if the asset recognition criteria are subsequently met.

4.19 Pension and other post-retirement benefits

The Group operates a defined benefit plan. Pension costs are recognised using the projected unit credit method. The cost of providing pensions is charged to operating expenses within the consolidated statement of income so as to spread the regular cost over the service lives of employees. The pension obligation is measured at the present value of the estimated future cash outflows using interest rates of government securities, which have the terms to maturity approximating the terms of the related liability. Actuarial gains and losses are recognised over the average remaining service lives of employees.

The Group owns and controls NPF Gazfund, which administers the Group's defined benefit plan. Members of Group's management are trustees of NPF Gazfund. The assets of NPF Gazfund primarily consist of shares of OAO Gazprom. The parent/subsidiary relationship between the Group and NPF Gazfund means that the assets held by NPF Gazfund do not meet the definition of plan assets and are, therefore, recognized in the consolidated balance sheet as treasury shares or other investments, as appropriate.

In the normal course of business the Group contributes to the Russian Federation State pension plan on behalf of its employees. Mandatory contributions to the State pension plan, which is a defined contribution plan, are expensed when incurred and are included within staff costs in operating expenses. The cost of providing other discretionary post-retirement obligations (including constructive obligations) is charged to the consolidated statement of income so as to spread the regular cost over the service lives of employees.

4.20 Financial instruments

The Group adopted IAS 39 "Financial Instruments: Recognition and Measurement" as of 1 January 2001. The financial effects of adopting IAS 39 are disclosed in Note 19.

Financial instruments carried on the balance sheet include cash and cash equivalent balances, investments, receivables, promissory notes, accounts payable and borrowings. The particular recognition and measurement methods adopted are disclosed in the individual policy statements associated with each item.

Accounting for derivative financial instruments

As part of trading activities, primarily by the banking subsidiaries, the Group is also party to derivative financial instruments including forward and options contracts in foreign exchange and precious metals. The Group's policy is to measure these instruments at fair value, with resultant gains or losses being reported within the consolidated statement of income. Derivatives are not accounted for as hedges.

Fair value disclosure

The fair value of accounts receivable for disclosure purposes is estimated by discounting the value of expected cash flows at the market rate of interest for similar borrowers at the reporting date.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(continued)

The fair value of financial liabilities and other financial instruments (except if publicly quoted) for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

The fair value of publicly quoted financial instruments for disclosure purposes are estimated based on current market value at the close of business on the reporting date.

5 SEGMENT INFORMATION

Management does not separately identify segments within the Group as it operates as a vertically integrated business with substantially all external sales generated by the gas distribution business. However, following the practice suggested by IAS 14, "Segment Reporting", Revised 1997 ("IAS 14") for vertically integrated businesses, information can be analysed based on the following business segments:

- Production — exploration and production of gas and other hydrocarbons;
- Refining — processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation — transportation of gas;
- Distribution — domestic and export sale of gas; and
- Other — other activities, including banking.

	Production	Refining	Transport	Distribution	Other	Total
31 December 2002						
Segment assets	623,155	52,472	1,212,772	160,955	234,970	2,284,324
Associated undertakings	—	2,846	28,978	15,362	37,689	84,875
Unallocated assets						249,117
Inter-segment eliminations						(137,617)
Total assets						2,480,699
Segment liabilities	18,728	16,072	34,137	141,621	44,936	255,494
Unallocated liabilities						640,773
Inter-segment eliminations						(137,617)
Total liabilities						758,650
Capital expenditures for the period	78,248	9,832	81,019	226	8,831	178,156
Depreciation	28,436	2,553	58,051	139	4,275	93,454
Charges for impairment and provisions	2,676	1,475	—	8,009	1,971	14,131
31 December 2001						
Segment assets	536,126	42,876	1,240,431	203,773	237,431	2,260,637
Associated undertakings	—	2,098	66,947	10,555	10,485	90,085
Unallocated assets						243,095
Inter-segment eliminations						(123,044)
Total assets						2,470,773

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

5 SEGMENT INFORMATION—(continued)

	Production	Refining	Transport	Distribution	Other	Total
Segment liabilities	19,982	22,808	25,254	139,184	47,506	254,734
Unallocated liabilities						617,983
Inter-segment eliminations						(123,044)
Total liabilities						749,673
Capital expenditures for the period	70,898	6,169	77,295	111	17,568	172,041
Depreciation	30,023	2,693	62,533	152	4,467	99,868
Charges for impairment and provisions	4,930	4,733	10,771	18,660	804	39,898
31 December 2000						
Segment assets	536,667	22,775	1,246,366	262,976	270,268	2,339,052
Associated undertakings	—	—	74,886	3,286	8,138	86,310
Unallocated assets						271,678
Inter-segment eliminations						(124,679)
Total assets						2,572,361
Segment liabilities	29,932	5,974	28,773	135,416	41,147	241,242
Unallocated liabilities						735,250
Inter-segment eliminations						(124,679)
Total liabilities						851,813
Capital expenditures for the period	59,453	3,627	56,978	454	42,479	162,991
Depreciation	28,172	2,436	61,377	137	4,069	96,191
Charges for impairment and provisions	15,047	15,589	21,986	40,682	2,000	95,304

Segment assets consist primarily of property, plant and equipment and current assets. Unallocated assets include other investments and deferred tax assets. Segment liabilities comprise operating liabilities, excluding items such as taxes payable, borrowings, and deferred tax liabilities.

Capital expenditures include acquisition of subsidiaries. Charges for impairment and provisions above include impairment provisions for accounts receivable, assets under construction, inventory and other long-term assets and provisions for liabilities and charges.

	Production	Refining	Transport	Distribution	Other	Total
Year ended 31 December 2002						
Segment revenues						
Inter-segment sales	112,927	16,974	197,629	18,056	—	345,586
External sales	2,601	56,647	18,028	526,437	40,974	644,687
Total segment revenues	115,528	73,621	215,657	544,493	40,974	990,273
Segment expenses						
Inter-segment expenses	(1,626)	(15,330)	(20,754)	(307,876)	—	(345,586)
External expenses	(66,274)	(56,445)	(179,533)	(152,135)	(37,847)	(492,234)
Total segment expenses	(67,900)	(71,775)	(200,287)	(460,011)	(37,847)	(837,820)

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

5 SEGMENT INFORMATION—(continued)

	Production	Refining	Transport	Distribution	Other	Total
Segment result	47,628	1,846	15,370	84,482	3,127	152,453
Unallocated operating expenses						(4,479)
Operating profit						147,974
Share of net (losses) income of associated undertakings	—	(1,529)	2,533	1,865	1,416	4,285
Year ended 31 December 2001						
Segment revenues						
Inter-segment sales	84,084	15,504	204,138	13,952	—	317,678
External sales	2,008	74,640	18,226	584,834	33,259	712,967
Total segment revenues	86,092	90,144	222,364	598,786	33,259	1,030,645
Segment expenses						
Inter-segment expenses	(2,257)	(13,732)	(18,705)	(282,984)	—	(317,678)
External expenses	(57,146)	(75,480)	(168,950)	(176,343)	(22,892)	(500,811)
Total segment expenses	(59,403)	(89,212)	(187,655)	(459,327)	(22,892)	(818,489)
Segment result	26,689	932	34,709	139,459	10,367	212,156
Unallocated operating expenses						(6,032)
Operating profit						206,124
Share of net (losses) income of associated undertakings	—	—	465	3,091	531	4,087
Year ended 31 December 2000						
Segment revenues						
Inter-segment sales	57,974	12,919	136,625	8,073	—	215,591
External sales	7,431	40,497	36,560	613,528	40,526	738,542
Total segment revenues	65,405	53,416	173,185	621,601	40,526	954,133
Segment expenses						
Inter-segment expenses	(1,422)	(6,345)	(11,151)	(196,673)	—	(215,591)
External expenses	(77,306)	(42,509)	(165,931)	(208,951)	(34,079)	(528,776)
Total segment expenses	(78,728)	(48,854)	(177,082)	(405,624)	(34,079)	(744,367)
Segment result	(13,323)	4,562	(3,897)	215,977	6,447	209,766
Unallocated operating expenses						(27,570)
Operating profit						182,196
Share of net (losses) income of associated undertakings	—	—	(11)	440	441	871

The inter-segment revenues mainly consist of:

- Production — sale of gas to the Distribution segment and sale of hydrocarbons to the Refining segment;
- Refining — sale of refined products to other segments;
- Transport — rendering transportation services to the Distribution segment; and
- Distribution — sale of gas to the Transport segment for operational needs.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

5 SEGMENT INFORMATION—(continued)

Internal transfer prices are established by the management of the Group with the objective of providing for the specific medium and long-term funding requirements of the individual subsidiaries within each segment. Prices are determined on the basis of the statutory accounting reports of the individual subsidiaries on a cost plus basis.

Included within unallocated expenses are corporate expenses, including provision for the impairment of other investments and guarantees.

Substantially all of the Group's operating assets are located in the Russian Federation. Gas sales to different geographical regions are disclosed in Note 22.

6 CASH AND CASH EQUIVALENTS

Balances included within cash and cash equivalents in the consolidated balance sheet represent cash on hand and balances with banks. Included within restricted cash are balances of cash and cash equivalents totalling RR 38,637, RR 39,450 and RR 44,447 as of 31 December 2002, 2001 and 2000, respectively, which are restricted as to withdrawal under the terms of certain borrowings. In addition, restricted cash comprises cash balances of RR 6,956, RR 6,770 and RR 6,826 as of 31 December 2002, 2001 and 2000, respectively, in subsidiary banks, which are restricted as to withdrawal under banking regulations.

7 SHORT-TERM INVESTMENTS

	31 December		
	2002	2001	2000
Trading investments	14,143	15,182	18,360
Available-for-sale investments	14,752	16,184	14,435
	28,895	31,366	32,795

Trading investments primarily comprise marketable equity and debt securities held by the Group's banking subsidiaries with a view to generating short-term profits.

Available-for-sale investments primarily comprise promissory notes of third parties and maturing within twelve months of the balance sheet date or other debt and equity securities intended for sale within twelve months of the balance sheet date.

During the year ended 31 December 2002, RR 6,205 of short-term investments of OAO AKB National Reserve Bank were deconsolidated (see Note 28).

8 ACCOUNTS RECEIVABLE AND PREPAYMENTS

	31 December		
	2002	2001	2000
Trade receivables (net of impairment provision of RR 94,541, RR 109,341 and RR 95,577 as of 31 December 2002, 2001 and 2000, respectively)	113,990	153,997	232,344
Prepayments and advances (net of impairment provision of RR 7,206, RR 12,682 and RR 7,392 as of 31 December 2002, 2001 and 2000, respectively)	34,026	42,183	36,909
Other receivables (net of impairment provision of RR 25,459, RR 28,124 and RR 20,714 as of 31 December 2002, 2001 and 2000, respectively)	44,026	61,591	67,408
	192,042	257,771	336,661

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

8 ACCOUNTS RECEIVABLE AND PREPAYMENTS—(continued)

The fair value of accounts receivable, excluding prepayments and advances, is RR 148,399 and RR 165,425 as of 31 December 2002 and 2001, respectively.

RR 62,173, RR 81,846 and RR 108,730 of trade receivables, net of impairment provision, are denominated in foreign currencies, mainly US dollar and Euro, as of 31 December 2002, 2001 and 2000, respectively.

As of 31 December 2002, 2001 and 2000, other receivables include RR 24,843, RR 40,786 and RR 30,639, respectively, relating to the operations of AB Gazprombank (ZAO) and OAO AKB National Reserve Bank (OAO AKB National Reserve Bank was included only at 31 December 2001 and 2000 — see Note 28). These balances mainly represent deposits with other banks and loans issued to customers at commercial rates based on credit risks and maturities.

As of 31 December 2002 the average year-end interest rate on banking deposits and loans ranged from 9.2% to 21.4% on balances denominated in Russian Roubles and from 2.0% to 13.0% on balances denominated in foreign currencies. As of 31 December 2001 the average year-end interest rate on banking deposits and loans ranged from 12.6% to 21.2% on balances denominated in Russian Roubles and from 2.3% to 15.0% on balances denominated in foreign currencies. As of 31 December 2000 the average year-end interest rate on banking deposits and loans ranged from 4.7% to 23.6% on balances denominated in Russian Roubles and from 4.9% to 11.5% on balances denominated in foreign currencies

As of 31 December 2002, 2001 and 2000, AB Gazprombank (ZAO) had pledged deposits with banks and other financial institutions of RR 7,736, RR 8,570 and RR 11,590, respectively. These are pledged as collateral for borrowings received by OAO Gazprom and credit exposures of Altalanos Ertekforgalmi Bank Rt ("AEB") (see Note 30).

The fair value of banking deposits and loans approximate the carrying values, as the majority are short-term in nature and at commercial rates.

As of 31 December 2002 other receivables included US dollar denominated loans of RR 7,303 issued by the Group's subsidiaries Gazprom Finance BV and AB Gazprombank (ZAO) to OOO Lotsman (see Note 33). The loans are due to be repaid in March 2003 and bear interest of 5% and 12.5% per annum, respectively. As of 31 December 2001 and 2000 there were no loans outstanding to OOO Lotsman.

9 INVENTORIES

	31 December		
	2002	2001	2000
Gas	45,826	37,812	34,191
Materials and supplies (net of an obsolescence provision of RR 11,792, RR 15,303 and RR 15,304 as of 31 December 2002, 2001 and 2000 respectively)	35,724	37,086	40,261
Goods for resale (net of an obsolescence provision of RR 1,195, RR 883 and RR 1,204 as of 31 December 2002, 2001 and 2000, respectively)	4,061	6,722	5,948
Refined products	2,950	3,845	572
	88,561	85,465	80,972

Inventories carried at net realisable value primarily relate to materials and supplies.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

10 PROPERTY, PLANT AND EQUIPMENT

	Pipelines	Wells and production equipment	Machinery and equipment	Buildings and roads	Total operating assets	Social assets	Assets under construction	Total
As of 31.12.99								
Cost	1,172,893	373,708	456,757	571,179	2,574,537	133,379	308,856	3,016,772
Accumulated depreciation	(516,630)	(181,462)	(281,776)	(267,518)	(1,247,386)	(25,294)	—	(1,272,680)
Net book value at 31.12.99	**656,263**	**192,246**	**174,981**	**303,661**	**1,327,151**	**108,085**	**308,856**	**1,744,092**
Depreciation	(34,572)	(11,267)	(27,365)	(20,264)	(93,468)	(3,794)	—	(97,262)
Additions	250	223	6,245	2,472	9,190	24	153,771	162,985
Acquisition of subsidiary	—	—	—	—	—	—	—	—
Transfers	19,360	15,242	47,679	45,869	128,150	14,258	(142,408)	—
Disposals	(3)	(1,019)	(2,927)	(3,878)	(7,827)	(11,131)	(4,038)	(22,996)
Impairment provision	—	—	—	—	—	—	(34,185)	(34,185)
Net book value at 31.12.00	**641,298**	**195,425**	**198,613**	**327,860**	**1,363,196**	**107,442**	**281,996**	**1,752,634**
As of 31.12.00								
Cost	1,192,556	387,802	506,171	614,642	2,701,171	134,384	281,996	3,117,551
Accumulated depreciation	(551,258)	(192,377)	(307,558)	(286,782)	(1,337,975)	(26,942)	—	(1,364,917)
Net book value at 31.12.00	**641,298**	**195,425**	**198,613**	**327,860**	**1,363,196**	**107,442**	**281,996**	**1,752,634**
Depreciation	(35,884)	(12,163)	(28,339)	(22,422)	(98,808)	(3,766)	—	(102,574)
Additions	14,457	12	186	159	14,814	309	155,809	170,932
Acquisition of subsidiary	—	—	391	385	776	—	333	1,109
Transfers	69,325	39,597	52,534	83,818	245,274	1,235	(246,509)	—
Disposals	(52)	(340)	(5,123)	(9,735)	(15,250)	(7,372)	(9,972)	(32,594)
Impairment provision	—	—	—	—	—	—	(6,503)	(6,503)
Net book value at 31.12.01	**689,144**	**222,531**	**218,262**	**380,065**	**1,510,002**	**97,848**	**175,154**	**1,783,004**
As of 31.12.01								
Cost	1,276,273	426,358	552,690	688,092	2,943,413	128,108	175,154	3,246,675
Accumulated depreciation	(587,129)	(203,827)	(334,428)	(308,027)	(1,433,411)	(30,260)	—	(1,463,671)
Net book value at 31.12.01	**689,144**	**222,531**	**218,262**	**380,065**	**1,510,002**	**97,848**	**175,154**	**1,783,004**
Depreciation	(36,719)	(12,606)	(21,891)	(23,663)	(94,879)	(3,719)	—	(98,598)
Additions	—	107	233	1,203	1,543	6	165,812	167,361
Acquisition of subsidiary	613	1,743	2,025	3,172	7,553	100	3,142	10,795
Transfers	49,112	25,130	38,922	29,861	143,025	755	(143,780)	—
Disposals	(662)	(440)	(2,537)	(2,598)	(6,237)	(2,887)	(5,045)	(14,169)
Release of prior impairment provision	—	—	—	—	—	—	6,883	6,883
Net book value at 31.12.02	**701,488**	**236,465**	**235,014**	**388,040**	**1,561,007**	**92,103**	**202,166**	**1,855,276**
As of 31.12.02								
Cost	1,325,336	453,275	592,524	721,457	3,092,592	124,654	202,166	3,419,412
Accumulated depreciation	(623,848)	(216,810)	(357,510)	(333,417)	(1,531,585)	(32,551)	—	(1,564,136)
Net book value at 31.12.02	**701,488**	**236,465**	**235,014**	**388,040**	**1,561,007**	**92,103**	**202,166**	**1,855,276**

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

10 PROPERTY, PLANT AND EQUIPMENT—(continued)

At each balance sheet date management assesses whether there is any indication that the recoverable value has declined below the carrying value of the property, plant and equipment. As a result of management's assessment of the recoverable amount, assets under construction are presented net of a provision for impairment of RR 95,570, RR 102,453 and RR 95,954 at 31 December 2002, 2001 and 2000, respectively. The provision for impairment of assets under construction primarily relates to projects that have been indefinitely suspended.

For the year ended 31 December 2001, disposals include RR 15,674 related to the disposal of OAO Lebedinsky GOK (see Note 28).

Included in additions above is capitalized interest of RR 13,012, RR 18,857 and RR 21,527 for the years ended 31 December 2002, 2001 and 2000, respectively. Capitalization rates of 7.2%, 7.3% and 8.2% were used representing the weighted average actual borrowing cost of the relevant borrowings for the years ended 31 December 2002, 2001 and 2000, respectively.

Included in the property, plant and equipment above are fully depreciated assets which are still in service with the gross cost of RR 637,970, RR 589,436 and RR 317,498 as of 31 December 2002, 2001 and 2000, respectively. Included in additions are non-cash additions of RR 42,639, RR 49,133 and RR 65,119 for the years ended 31 December 2002, 2001 and 2000, respectively.

Depreciation includes RR 746, RR 657 and RR 1,042 for the years ended 31 December 2002, 2001 and 2000, respectively, which is considered a cost of self-constructed assets and thus capitalized rather than expensed in the consolidated statement of income. RR 19,979, RR 14,751 and RR 12,704 of depreciation for the years ended 31 December 2002, 2001 and 2000, respectively, is capitalized as a component of gas inventories and will be expensed in the consolidated statement of income when the gas is sold.

Included in the property, plant and equipment are social assets (such as rest houses, housing, schools and medical facilities) vested to the Group at privatisation with a net book value of RR 40,526, RR 44,487 and RR 49,849 as of 31 December 2002, 2001 and 2000, respectively.

The Group's gas fields are operated under licenses granted by federal and local authorities. These licenses to develop and extract hydrocarbons expire between 2012 and 2019, however they may be extended. Management expects to extend the existing licenses on properties expected to produce hydrocarbons subsequent to their current expiration dates. Because of the expected renewals, the assets are depreciated over their useful lives even if this is beyond the end of the current license.

11 INVESTMENTS IN ASSOCIATED UNDERTAKINGS

		31 December		
	Notes	2002	2001	2000
EuRoPol GAZ S.A.	30	38,502	43,756	49,105
WINGAS GmbH	30	21,360	19,554	23,545
ZAO Armrosgazprom	30	3,276	3,878	—
Blue Stream Pipeline Company (BSPC)	31	1,983	2,419	—
Other (net of provision for impairment of RR 8,789, RR 8,526 and RR 8,223 as of 31 December 2002, 2001 and 2000, respectively)		19,754	20,478	13,660
		84,875	90,085	86,310

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

11 INVESTMENTS IN ASSOCIATED UNDERTAKINGS—(continued)

	31 December		
	2002	2001	2000
Balance at the beginning of the reporting period	90,085	86,310	88,286
Share of income before tax	6,327	5,348	1,645
Share of profit tax expense	(2,042)	(1,261)	(774)
Share of net income	4,285	4,087	871
Reduction in loans and other receivables	(7,113)	(9,033)	(7,297)
Dividends received from associated undertakings	(1,189)	(824)	(889)
Translation differences	(190)	(793)	(1,274)
Net (disposals) acquisitions	(1,003)	10,339	6,613
Balance at the end of the reporting period	84,875	90,085	86,310

Principal associated undertakings

			% of share capital held 31 December		
Associated undertaking	Country	Nature of operations	2002	2001	2000
Agrochemical Corporation Azot	Russia	Sale of agricultural chemicals	46	46	—
Armrosgazprom	Armenia	Gas distribution and transportation	45	45	—
AEB	Hungary	Banking	26	26	26
BSPC	Netherlands	Construction and gas transportation	50	50	50
EuRoPol GAZ S.A.	Poland	Gas distribution and transportation	48	48	48
Debis Energy GmbH	Germany	Gas distribution	49	49	49
GASA - Zarubezhgas Import-Export GmbH	Germany	Gas distribution	30	30	30
Gas und Warenhandeslgesellschaft GmbH	Austria	Gas distribution	50	50	50
Gasym Oy	Finland	Gas distribution and transportation	25	25	25
KazRosGaz	Kazakhstan	Gas distribution and transportation	38	—	—
Latvias Gaze	Latvia	Gas distribution and transportation	25	25	25
Moldovagaz	Moldova	Gas distribution and transportation	50	50	50
Overgaz Inc.	Bulgaria	Gas distribution	50	50	50
Panrusgaz	Hungary	Gas distribution	31	31	31
Progress Gaz Trading	Yugoslavia	Gas distribution	25	25	25
Prometheus Gas	Greece	Gas distribution	50	50	50
Promgaz S.P.A.	Italy	Gas distribution	50	50	50
Sibur-Tyumen	Russia	Refining investments	42	42	—
Slovrusgaz	Slovakia	Gas distribution	50	50	50
Stella Vitae	Lithuania	Gas distribution and transportation	30	30	30
Turusgaz	Turkey	Gas distribution	45	45	45
WINGAS GmbH	Germany	Gas distribution and transportation	35	35	35

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

12 OTHER LONG-TERM INVESTMENTS

	31 December		
	2002	2001	2000
South Pars (net of provision for impairment of RR 2,038, RR 2,038 and nil as of 31 December 2002, 2001 and 2000 respectively)	22,930	19,566	15,925
Joint ventures (net of provision for impairment of RR 5,383, RR 4,954 and RR 6,467 as of 31 December 2002, 2001 and 2000, respectively)	2,354	2,088	2,612
Available-for-sale investments (net of provision for impairment of RR 23,796, RR 13,971 and RR 7,727 as of 31 December 2002, 2001 and 2000, respectively)	12,868	15,768	17,799
	38,152	37,422	36,336

South Pars is a jointly controlled contractual arrangement with Total South Pars and Parsi International Ltd. established in 1997 to provide services to National Iranian Oil Company in relation to development of South Pars oil and gas field in Iran. Under the terms of agreement OAO Gazprom has a 30% interest in this arrangement.

During the year ended 31 December 2002, RR 9,335 of other long-term investments of OAO AKB National Reserve Bank were deconsolidated (see Note 28).

Available for sale investments at 31 December 2001 and 2000 include the Group's 14.3% interest in ZAO Media-Most. This interest in ZAO Media-Most was acquired in November 1999 via the settlement of a ZAO Media-Most debt to the Group. ZAO Media-Most is a holding company owing interests in a number of mass media companies (see Note 28).

13 OTHER LONG-TERM ASSETS

	31 December		
	2002	2001	2000
Long-term accounts receivable and prepayments (net of provision of RR 3,061, RR 5,422 and RR 10,424 as of 31 December 2002, 2001 and 2000, respectively)	23,840	16,375	23,112
Advances for assets under construction (net of provision of RR 988, RR 2,255 and nil as of 31 December 2002, 2001 and 2000, respectively)	22,114	11,766	7,994
VAT related to assets under construction	10,480	5,963	—
Other long-term assets	16,027	14,817	10,808
	72,461	48,921	41,914

The fair value of long-term accounts receivable, excluding prepayments, is RR 19,353 and RR 9,218 as of 31 December 2002 and 2001, respectively.

14 ACCOUNTS PAYABLE AND ACCRUED CHARGES

	31 December		
	2002	2001	2000
Trade payables	35,841	46,162	38,769
Accounts payable for acquisition of property, plant and equipment	24,217	34,888	31,246
Advances received	2,404	2,222	2,375
Accruals and deferred income	1,241	2,763	1,496
Other payables	32,137	37,522	42,677
	95,840	123,557	116,563

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

14 ACCOUNTS PAYABLE AND ACCRUED CHARGES—(continued)

Other payables include RR 19,634, RR 13,584 and RR 18,927 related to the operations of the Group's banking subsidiaries as of 31 December 2002, 2001 and 2000, respectively. These balances mainly represent amounts due to the banks' customers with terms at commercial rates, varying by maturity of deposit, ranging from 2.2% to 12.5% per annum as of 31 December 2002, from 0.7% to 12.6% per annum as of 31 December 2001, and from 3.6% to 11.6% per annum as of 31 December 2000.

In the years ended 31 December 2002 and 2001 approximately 31% and 41% of the Group's settlements of accounts payable and accrued charges were settled via non-cash settlements.

RR 2,182 and RR 1,098 of trade payables are denominated in foreign currency, mainly the US dollar, at 31 December 2002 and 2001, respectively.

15 TAXES PAYABLE

	31 December		
	2002	2001	2000
Excise tax	28,052	39,282	46,496
Tax penalties and interest	12,411	23,063	45,885
Road users tax	4,400	6,414	14,538
Net VAT	3,885	1,127	29,614
Profit tax	3,027	533	11,298
Royalty and mineral restoration taxes	336	7,160	10,889
Other taxes	6,209	7,748	9,992
	58,320	85,327	168,712
Less: long term portion of restructured tax liabilities	(10,592)	(21,957)	(12,110)
	47,728	63,370	156,602

Substantially all accrued taxes above, except restructured tax liabilities (see below) incur interest at a rate of 1/300 of the refinancing rate of the Central Bank of the Russian Federation per day (21% and 25% per annum as of 31 December 2002 and 2001, respectively, and the refinancing rate decreased from 28% to 25% in November 2000). Interest does not accrue on tax penalties and interest.

The long-term portion of restructured tax liabilities comprise various taxes, penalties and interest payable to the Russian Government which were previously past due and which have been restructured following the application of Government Resolution dated 3 September 1999 No.1002. During 2002, 2001 and 2000 the Group negotiated the restructuring of its tax liabilities. The Group's current restructuring agreements presume payments of outstanding restructured taxes over a period of ten years, in accordance with agreed payment schedules.

The restructuring resulted in the recognition of a gain recorded in the consolidated statement of income as part of net monetary effects and financing items in the amount of RR 1,349, RR 21,526 and RR 23,037 for the years ended 31 December 2002, 2001 and 2000, respectively (see Note 24). The gain is based on the difference between the estimated fair value of the new restructuring agreement (based on discounted future cash flows) and the carrying amount of the old payables. Failure to pay the restructured taxes as they become due would result in reinstatement of the original liability.

The amortization of the discount on restructured taxes is recorded within interest expense and amounted to RR 4,650, RR 3,513 and RR 2,396 for the years ended 31 December 2002, 2001 and 2000, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

15 TAXES PAYABLE—(continued)

The long-term portion of restructured tax liabilities has the following maturity profile:

	31 December		
	2002	2001	2000
Between one and two years	6,615	4,598	3,112
Between two and five years	14,675	6,977	9,316
After five years	702	45,767	20,323
	21,992	57,342	32,751
Less: unamortized discount on restructured taxes	(11,400)	(35,385)	(20,641)
	10,592	21,957	12,110

The total amortised cost of restructured tax liabilities were RR 13,071, RR 24,943 and RR 12,110 as of 31 December 2002, 2001 and 2000, respectively.

Interest on restructured tax liabilities is accrued quarterly based on outstanding restructured tax liabilities, applying the refinancing rate of the Central Bank of the Russian Federation. RR 6,622, RR 7,949 and RR 14,257 of the restructured tax liabilities as of 31 December 2002, 2001 and 2000, respectively, accrue interest at one-tenth of the official rate of the Central Bank of the Russian Federation as of the date of the Government Resolution (5.5% p.a.).

During the year ended 31 December 2002 some of the Group's subsidiaries became eligible to extinguish one half of restructured tax interest and penalties. The additional gain recorded upon extinguishment of restructured tax interest and penalties is recorded in the consolidated statement of income as a part of net monetary effects and financing items in the amount of RR 9,435 for the year ended 31 December 2002 (see Note 24). The amortisation of the respective discount is recorded within interest expense and amounted to RR 2,734 for the year ended 31 December 2002.

In 2001 excise tax rate for gas sales to CIS countries was reduced from 30% to 15%, effective from 1 January 2001.

16 SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM BORROWINGS

	31 December		
	2002	2001	2000
Short-term borrowings:			
RR denominated borrowings	11,134	38,581	38,475
Foreign currency denominated borrowings	75,926	63,496	50,698
	87,060	102,077	89,173
Current portion of long-term borrowings (see Note 17)	97,763	91,013	63,889
	184,823	193,090	153,062

Short-term RR denominated borrowings had average interest rates ranging from 5.0% to 20.1%, from 5.0% to 25.0% and from 17.0% to 37.0% for the years ended 31 December 2002, 2001, 2000 respectively. Short-term foreign currency denominated borrowings had average interest rates ranging from 5.0% to 15.5%, from 6.5% to 16.0% and from 7.0% to 18.0% for the years ended 31 December 2002, 2001 and 2000, respectively.

In 2002 OAO Gazprom placed RR 5,000 of bonds due 3 November 2005 with an interest rate of 15% payable every 6 months and a put option on 14 November 2003. The fair value of the put option is RR 43 as of 31 December 2002.

Included within the current portion of long-term borrowings as of 31 December 2001 is an interest free loan provided by RAO UES with a fair value of RR 8,754 and nominal value of RR 10,140. The loan

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

16 SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM BORROWINGS—(continued)

was received on 27 December 2001. The purpose of the loan was to finance settlements of current tax liabilities of the Group's subsidiaries. The loan was settled in cash during the year ended 31 December 2002.

17 LONG-TERM BORROWINGS

	Currency	Due	31 December 2002	2001	2000
Long-term borrowings payable to:					
Credit Lyonnais	US dollar	2001-2005	54,325	80,290	109,249
Dresdner Bank AG	US dollar	2001-2005	39,219	59,515	82,616
Salomon Brothers AG	US dollar	2002-2009	38,849	—	—
Intesa BCI	US dollar	2001-2007	23,959	32,945	44,119
Bayerische Hypo-und Vereinsbank AG	US dollar	2002-2008	23,557	—	—
OAO Vneshtorgbank	US dollar	2001-2004	21,330	23,285	—
Mannesmann (Deutsche Bank AG)	Euro	2001-2008	17,908	19,636	24,503
an International banking consortium	Euro	2001-2007	11,728	13,018	17,343
Societe Generale	US dollar	2002-2008	10,348	—	—
OAO Sberbank RF	Roubles	2001-2003	—	11,681	—
a German banking consortium	Euro	2001-2007	8,872	10,943	13,504
SACE	US dollar	2002-2012	7,435	1,845	—
ABN AMRO	US dollar	2002-2004	6,473	—	—
Credit Suisse First Boston	US dollar	2001-2006	5,366	7,615	10,419
Bayerische Hypo-und Vereinsbank AG	Euro	2001-2006	6,037	7,273	—
Moscow Narodny Bank Limited	US dollar	2001-2006	7,507	6,969	—
Fuji Bank	US dollar	2003-2010	9,598	6,383	—
OAO Alfa Bank	US dollar	2002-2004	4,776	—	—
Eurobonds issued by AB Gazprombank (ZAO)	Euro	2001-2003	8,978	6,099	—
a Hungarian banking consortium	US dollar	2001-2005	3,858	4,544	—
Other long-term borrowings	Various	Various	36,243	36,385	42,372
Total long-term borrowings			346,366	328,426	344,125
Less: current portion of long-term borrowings			(97,763)	(91,013)	(63,890)
			248,603	237,413	280,235

	31 December 2002	2001	2000
RR denominated borrowings (including current portion of RR 17,834, RR 27,991 and nil as of 31 December 2002, 2001 and 2000, respectively)	31,548	39,767	33,106
Foreign currency denominated borrowings (including current portion of RR 79,929, RR 63,022 and RR 63,889 as of 31 December 2002, 2001 and 2000, respectively)	314,818	288,659	311,019
	346,366	328,426	344,125

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

17 LONG-TERM BORROWINGS—(continued)

Due for repayment:	31 December 2002	2001	2000
Between one and two years	92,378	92,063	66,525
Between two and five years	132,010	124,826	176,455
After five years	24,215	20,524	37,255
	248,603	237,413	280,235

Long-term borrowings include fixed rate loans with a carrying value of RR 120,134, RR 71,294 and RR 44,119, and fair value of RR 120,010, RR 68,243 and RR 38,782 as of 31 December 2002, 2001 and 2000, respectively. All other long-term borrowings have variable interest rates linked to LIBOR, and the carrying amounts approximate fair value.

The group does not have formal hedging arrangements to mitigate its foreign exchange risk or interest rate risk.

The weighted average effective interest rates at the balance sheet date were as follows:

	31 December 2002	2001	2000
Fixed rate RR denominated long-term borrowings	15.01%	16.15%	14.95%
Fixed rate foreign currency denominated long-term borrowings	8.14%	7.84%	5.54%
Variable rate foreign currency denominated long-term borrowings	4.68%	6.33%	7.38%

As of 31 December 2002, 2001 and 2000 loans and borrowings of RR 192,918 and RR 184,243 and RR 301,753 respectively, inclusive of current portion of long-term borrowings, are secured by revenues from export supplies of gas to Europe.

The Group has no subordinated debt and no debt that may be converted into an equity interest in the Group.

As of 31 December 2002 long-term bank borrowings included loans from Salomon Brothers AG received in 2002 in connection with the issuance of USD 500 million of Loan Participation Notes due 2007 with an interest rate of 9.125% and of USD 700 million of Loan Participation Notes due 2009, with an interest rate of 10.5%. The Notes were issued by, but without recourse to, Salomon Brothers AG with the sole purpose of financing a loan to OAO Gazprom. The USD 700 million Loan Participation Notes have a put option due on 21 October 2005. The fair value of the put option is RR 766 as of 31 December 2002.

As of 31 December 2001 other long-term borrowings include RR 3,207 of coupon documentary bearer bonds issued by OAO Gazprom in 1999. The issue amounted to 3.0 million bonds, each with a nominal value of 1,000 roubles and a due date of 15 April 2003. During the years 2000 and 2001, the Group repurchased 577 thousand bonds. As of 31 December 2002 the bonds were resold to external parties and are included within short-term borrowings. The total liability recorded in respect of the bonds excludes the unamortized discount related to future periods.

18 PROFIT TAX

Before 1 January 2001 the Group accrued profit tax at rates of 30.0% and 38.0% on profits from non-banking and banking activities, respectively, computed in accordance with the Russian tax legislation. Following the enactment of new tax rates on 1 January 2001, the Group accrued current profit tax at the rate of 35% and 43% on profits from non-banking and banking activities, correspondingly, for the year ended 31 December 2001.

In August 2001 the Profit tax chapter of the Tax Code was enacted, which changed the profit tax rate to 24% on profits for non-banking and banking activities. This rate became effective starting from 1 January 2002.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

18 PROFIT TAX—(continued)

Profit before profit tax for financial reporting purposes is reconciled to profit tax expense as follows:

	Year ended 31 December		
	2002	2001	2000
Profit before profit tax and minority interest	165,754	231,729	210,901
Theoretical tax charge at a statutory rate (24%, 35% and 30% for the years ended 31 December 2002, 2001 and 2000, respectively)	(39,781)	(81,105)	(63,270)
Tax effect of items which are not deductible or assessable for taxation purposes:			
Inflationary effects	(63,278)	(101,338)	(52,608)
Non-deductible expenses	(40,665)	(40,535)	(23,041)
Statutory tax concessions	—	13,721	27,013
Other non-temporary differences	7,592	8,167	(40,959)
Effect of increase in taxable base due to statutory revaluation	—	—	316,299
Effect of change in tax rate	—	(12,101)	19,159
Profit tax (expense) benefit	(136,132)	(213,191)	182,593

Inflationary effects principally include the impact of inflation on shareholders' equity, deferred tax assets and liabilities at the beginning of the reporting period and current tax expense.

Profit tax expense in the consolidated statement of income is stated net of RR 35, RR 950 and RR 1,121 of tax attributable to gains arising on treasury share transactions for the year ended 31 December 2002, 2001 and 2000 respectively (see Note 4).

Differences between the recognition criteria in Russian statutory taxation regulations and IFRS give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profit tax purposes. The tax effect of the movement on these temporary differences is recorded at the rate of 24%, 35% and 30% for the years ended 31 December 2002, 2001 and 2000, respectively.

	31 December 2002	Differences recognition and reversals	Effect of changes in tax legislation	Effect of deconsolidation of NRB	31 December 2001	Differences recognition and reversals	Effect of changes in tax legislation	31 December 2000
Tax effects of taxable temporary differences:								
Property, plant and equipment	(67,005)	(74,436)	(30,171)	—	37,602	(118,098)	(15,388)	171,088
Accounts receivable	—	—	19,727	—	(19,727)	7,166	9,041	(35,934)
Investments	(4,407)	(6,741)	—	3,276	(942)	(291)	431	(1,082)
Inventories	(1,855)	(803)	—	—	(1,052)	5,087	(1,363)	(4,776)
Impairment provision for accounts receivable	—	—	—	—	—	—	(4,824)	4,824
	(73,267)	**(81,980)**	**(10,444)**	**3,276**	**15,881**	**(106,136)**	**(12,103)**	**134,120**
Tax losses carryforward	10,248	10,248	—	—	—	—	—	—
Total net deferred tax (liabilities) assets	**(63,019)**	**(71,732)**	**(10,444)**	**3,276**	**15,881**	**(106,136)**	**(12,103)**	**134,120**

Deferred tax assets and liabilities arise mainly from differences in the taxable and financial reporting bases of property, plant and equipment and accounts receivable. These differences for property, plant and equipment are historically due to the fact that a significant proportion of the tax base is based upon independent appraisals, the most recent of which was recognised as of 1 January 2001, while the financial reporting base is historical cost restated for changes in the general purchasing power of the RR.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

18 PROFIT TAX—(continued)

Following the enactment of Chapter 25 "Profit tax" of the Russian Federation Tax Code on 1 January 2002, the profit tax regulations allowed for different tax depreciation lives for different groups of property, plant and equipment. In accordance with the tax regulations, the Group recognised shorter tax depreciation lives effective 1 January 2002, resulting in increased tax depreciation and a RR 30,171 increase in the deferred tax liability attributable to property, plant and equipment as of 31 December 2002.

The revised tax depreciation lives also gave rise to current period tax losses in the statutory books of OAO Gazprom. Statutory entities can carry forward tax losses generated in an individual period for ten years, subject to a maximum utilization of 30% of the total amount of taxable profit each year. This resulted in a recognition of a deferred tax asset of RR 10,248 as of 31 December 2002, as management believes it is probable that these losses will be realized through offset against future taxable profit.

The deferred tax liability attributable to accounts receivable balances reversed in the year ended 31 December 2002 principally as a result of the change in the underlying tax legislation, effective 1 January 2002, to recognize sales revenue for profit tax purposes on an accrual rather than a cash basis.

The difference between the amount of temporary differences recognition and reversals for the year ended 31 December 2002 and respective deferred profit tax expense recognised in the consolidated statement of income for the year ended 31 December 2002 arises from transactions with treasury shares and is recognised in the consolidated statement of changes in shareholders' equity.

In the context of the Group's current structure, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, a deferred tax asset of one company of the Group is not offset against a deferred tax liability of another company. As at 31 December 2002 deferred tax assets in the amount of RR 9,835 have not been recorded for the deductible temporary differences for which it is not probable that sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilised.

The temporary differences associated with undistributed earnings of subsidiaries amount to RR 105,453, RR 54,674 and RR 50,168 as of 31 December 2002, 2001 and 2000, respectively. A deferred tax liability on these temporary differences was not recognized because management controls the timing of the reversal of the temporary differences and believes that they will not reverse in the foreseeable future.

19 FINANCIAL INSTRUMENTS

Available-for-sale investments: amounts reported in the statement of income

The Group adopted IAS 39 at 1 January 2001. The impact on shareholders' equity at 1 January 2001 was a net gain of RR 627 in retained earnings for the re-measurement of available-for-sale securities, stated at fair value as of 1 January 2001.

	31 December	
	2002	2001
Unrealized fair value losses, net	(4,828)	(1,211)
Realized gains on sale, net	1,099	218
Losses on available-for-sale investments, net	(3,729)	(993)

Derivative financial instruments

As of 31 December 2002 the Group's banking subsidiaries had outstanding contracts to purchase and sell precious metals and foreign currencies at the market price at the date of maturity. The Group expects to settle these contracts in the normal course of business. These instruments are generally traded in an over-the-counter market with professional market counterparties on standardized contractual terms and conditions.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

19 FINANCIAL INSTRUMENTS—(continued)

The following table provides an analysis of the Group's position and fair value of derivatives outstanding as of the end of the reporting period.

	31 December			
	2002		2001	
	Notional principal	Fair value	Notional principal	Fair value
Deliverable securities forward contracts	951	1,013	708	708
Deliverable forward currency contracts	651	655	4,062	4,071
Deliverable forward precious metal contracts	—	—	2,359	2,429
Written foreign currency option contracts	—	—	11,667	11,667
Total	1,602	1,668	18,796	18,875

As of 31 December 2001 the Group had outstanding forward foreign exchange contracts with Russian and foreign banks whereby it had agreed to buy or sell Russian Roubles in exchange for another currency at an exchange rate agreed to at the date of the contract. Some of these contracts were entered into prior to 17 August 1998 and matured during 1998, but had not yet been settled. The Group has been able to settle outstanding contracts with some counterparties and any resultant gains or losses have been recorded in the consolidated statement of income.

The Civil Code of the Russian Federation stipulates a three-year period for commencing action to enforce contracts. This period expired during 2001. On the basis of legal advice regarding the enforceability of these contracts under Russian law, market practices and the activities of other participants in the derivatives market in Russia, as well as a significant passage of time, management believes these contracts with domestic banks were no longer legally enforceable, and no losses will arise for the Group as a result of these contracts. Management has therefore not recorded any liabilities in respect of these contracts with domestic banks in the consolidated financial statements. Liabilities recorded under these contracts before 2001, amounting to RR 9,340, were released and recorded as derivative gains within operating expenses for the year ended 31 December 2001. The remaining written foreign currency option contracts with the principal amount of RR 11,667 at 31 December 2001 were due mostly by the Group banking subsidiary OAO AKB National Reserve Bank to foreign customers. In July 2002 the Group sold a 37% interest in the bank (see Note 28) and, accordingly, as of 31 December 2002 did not include the results of bank's operations into the Group's consolidated financial statements.

20 PROVISIONS FOR LIABILITIES AND CHARGES

		31 December		
	Note	2002	2001	2000
Provision for pension obligations		19,386	13,921	10,715
Provision for environmental liabilities	31	2,368	1,377	6,114
Provision for guarantees		—	—	11,918
Other		235	4,749	17,282
		21,989	20,047	46,029
Less: current portion of provisions for liabilities and charges		—	—	(11,918)
		21,989	20,047	34,111

During the year ended 31 December 2002, RR 4,129 of provisions for liabilities and charges of OAO AKB National Reserve Bank were deconsolidated (see Note 28).

Total expenses associated with pension obligations are included within operating expenses in the consolidated statement of income and amount to RR 5,813, RR 3,525 and RR 1,662 for years ended 31 December 2002, 2001 and 2000, respectively.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

20 PROVISIONS FOR LIABILITIES AND CHARGES—(continued)

The amounts recognized in the balance sheet are as follows:

	31 December	
	2002	2001
Present value of obligations (unfunded)	49,034	24,899
Unrecognised actuarial losses	(28,095)	(10,978)
Unrecognised past service cost	(1,553)	—
Net liability	19,386	13,921

The amounts recognized in the statement of income are as follows:

	Year ended 31 December	
	2002	2001
Current service cost	1,261	1,613
Interest cost	3,392	1,912
Net actuarial losses	434	—
Vested prior service cost	726	—
Net expense recognised in the statement of income	5,813	3,525

Movements in the net liability recognised in the balance sheet are as follows:

	Year ended 31 December	
	2002	2001
Net liability at the beginning of the reporting period	13,921	10,714
Net expense recognised in the income statement	5,813	3,525
Benefits paid	(348)	(318)
Net liability at the end of the reporting period	19,386	13,921

Principal actuarial assumptions used (expressed as weighted average):

	Year ended 31 December	
	2002	2001
Discount rate (real)	5%	8%
Future salary increases (real)	2%	2%
Employees average remaining working life (years)	19	17

21 SHAREHOLDERS' EQUITY

Share capital

Share capital authorised, issued and paid in totals RR 325,194 as of 31 December 2002, 2001 and 2000, and consists of 23.7 billion ordinary shares, each with a historical par value of RR 5.

Dividends

In 2002, the Group accrued and paid total dividends in the nominal amount of RR 0.44 per share in respect of 2001. In 2001, the Group accrued and paid final dividends for the year ended 31 December 2000 in the nominal amount of RR 0.23 per share. In 2000, the Group accrued and paid total dividends in the

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

21 SHAREHOLDERS' EQUITY—(continued)

nominal amount of RR 0.19 per share (including interim dividends in the amount of RR 0.08 per share as well as final dividends in respect of 1999, in the amount of RR 0.11 per share).

In 2003 the Board of Directors recommended payment of a final dividend for the year ended 31 December 2002 in the amount of RR 0.40 per share. Because this decision of the Group management was reached after the balance sheet date and is subject to approval of the General shareholders meeting, the final dividend proposed in respect of 2002 has not been recognised in the consolidated balance sheet. If approved, the final dividend of RR 9,469 (including income tax on dividends in the amount of RR 667) will be paid prior to 31 December 2003.

Treasury shares

As of 31 December 2002, 2001 and 2000, subsidiaries of OAO Gazprom held 3,841, 2,672 and 2,684 million of the ordinary shares of OAO Gazprom. The Group controls the voting rights of these shares.

In September 2002 the Group entered into an agreement with OAO Stroytransgaz to establish a joint activity which was formally established in October 2002. The Group contributed promissory notes of OAO Gazprom with a fair value of RR 4,759 (face value RR 5,719) payable in January 2004 and OAO Stroytransgaz contributed 1,144 million of ordinary shares of OAO Gazprom. Voting rights for the ordinary shares of OAO Gazprom, held by the joint activity are controlled by the Group (see Note 33). Accordingly, as of 31 December 2002, the Group's contribution into the joint activity with OAO Stroytransgaz was classified as investment in treasury shares, and classified as a deduction from shareholders' equity.

Retained earnings and other reserves

Included in retained earnings and other reserves are the effects of the cumulative restatement to the equivalent purchasing power of the Rouble as of 31 December 2002. Also, retained earnings and other reserves include translation differences of RR 2,052, RR (1,532) and RR 857 arising on the translating of the net assets of foreign subsidiaries and associated undertakings for the years ended 31 December 2002, 2001 and 2000, respectively.

Other reserves include a statutory fund for social assets, created at the time of privatisation in accordance with Russian legislation. From time to time, the Group negotiates to return certain of these assets to governmental authorities, and this process may continue. Social assets with a net book value of RR 2,133, RR 5,360 and RR 7,414 have been transferred to governmental authorities during the years ended 31 December 2002, 2001 and 2000, respectively. These transactions have been recorded as a reduction of retained earnings and other reserves.

The statutory accounting reports of the parent company, OAO Gazprom, are the basis for profit distribution and other appropriations. The basis of distribution is defined by legislation as the current year net profit, as calculated in accordance with RAR. The statutory profit for the parent company was RR 53,513, RR 85,292 and RR 64,168 for 2002, 2001 and 2000, respectively. However, the legislation and other statutory laws and regulations dealing with profit distribution are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these consolidated financial statements.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

22 SALES

	Year ended 31 December		
	2002	2001	2000
Gas sales (including excise tax and net of VAT and custom duties) to customers in:			
Russian Federation	159,642	133,187	117,975
Former Soviet Union (excluding Russian Federation)	61,506	56,221	80,014
Europe	433,085	520,647	544,879
Gross sales of gas	654,233	710,055	742,868
Excise tax	(125,195)	(123,213)	(121,909)
Net sales of gas	529,038	586,842	620,959
Sales of gas condensate and oil and gas products (net of sales taxes)	56,647	74,640	40,497
Gas transportation sales	18,028	18,226	36,560
Other revenues	40,974	33,259	40,526
	644,687	712,967	738,542

Gas sales (net of VAT and excise tax) to customers in Russia include sales made to the regional trade houses of 222 billion cubic meters (bcm) and 141 bcm, or RR 94,117 and RR 56,568 for 2001 and 2000, respectively. For 2001 sales were made to the regional trade houses at prices approximately 4% below regulated prices set for sales to final customers in Russia.

In 2002, the Group took control of certain regional trade houses. Following their consolidation, beginning in 2002 the Group incurred excise tax on domestic sales in the amount of RR 14,469 for the year ended 31 December 2002 (see Note 28).

A significant part of the natural gas sold by the Group in Europe is transported through the territory of Ukraine. The existing contract with the major customer in Ukraine, the Group's largest FSU customer, stipulates that transit services provided to the Group in Ukraine are settled by gas sales. For the years ended 31 December 2002, 2001 and 2000 net gas sales to Ukraine in settlement of transit services were RR 33,442 (26.2 bcm), RR 27,440 (21.9 bcm) and RR 30,338 (22.6 bcm), respectively.

Gas transportation sales (net of VAT) are primarily comprised of sales to companies of the Itera Group totalling RR 13,920 (61 bcm), RR 15,936 (64 bcm) and RR 29,750 (71 bcm) for the years ended 31 December 2002, 2001 and 2000, respectively. Trade receivables in respect of gas transportation services supplied to the Itera Group amounted to RR 4,029, RR 11,994 and RR 14,798 as of 31 December 2002, 2001 and 2000, respectively. The Itera Group is a producer and distributor of gas in the Russian Federation and other former Soviet Union countries.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

23 OPERATING EXPENSES

	Year ended 31 December		
	2002	2001	2000
Transit costs	102,632	95,105	106,781
Depreciation	93,454	99,868	96,191
Staff costs	65,717	59,456	59,441
Materials	47,310	59,602	44,863
Taxes other than on income	43,975	46,289	56,176
Repairs and maintenance	24,218	21,552	17,550
Cost of goods for resale, including refined products	17,900	21,085	1,777
Impairment provision for accounts receivable	17,411	35,070	36,119
Electricity	13,449	11,430	11,072
Processing services	13,226	12,595	—
Purchased gas	9,957	7,466	12,137
Social expenses	7,013	6,088	3,481
Losses on disposal of property, plant and equipment	6,405	5,849	14,229
Insurance	5,825	4,147	1,334
Pension expense	5,813	3,525	2,582
Research and development	4,464	4,360	5,834
Impairment provision for investments and other long-term assets	—	2,550	30,578
Release of provision on forward foreign exchange contracts	—	(9,340)	(3,874)
(Release of) provision for impairment of assets under construction	(6,884)	6,503	34,188
Other	24,828	13,643	25,887
	496,713	506,843	556,346

During the year ended 31 December 2000, the Group purchased 9.0 bcm of Turkmenian gas from Itera LLC for RR 16,781. No gas was purchased from Itera LLC in 2002 and 2001. Additionally, in 2001 various Group subsidiaries purchased 1.4 bcm of gas from Itera Group companies for RR 740.

Due to changes in the tax legislation of the Russian Federation, effective 1 January 2001, accounts receivable written off are subject to VAT. For the year ended 31 December 2001, this resulted in a charge of RR 11,861 related to VAT on accounts receivable balances written off during the period. The charge is included within the impairment provision for accounts receivable.

Taxes other than on income consist of:

	Year ended 31 December		
	2002	2001	2000
Mineral severance tax	20,485	—	—
Road users tax	10,369	9,924	28,951
Property tax	9,371	9,563	5,944
Royalty tax	—	12,633	10,329
Mineral restoration tax	—	9,090	5,189
Other taxes	3,750	5,079	5,763
	43,975	46,289	56,176

Taxes other than on income included in operating expenses are computed as follows:

- Effective 1 January 2002, the royalty and mineral restoration taxes were abolished and replaced by a mineral severance tax. The rate of mineral severance tax is 16.5% of the value of gas produced from gas condensate fields and RR 340 per ton of oil and gas condensate produced from

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

23 OPERATING EXPENSES—(continued)

oil and gas condensate fields. The latter rate is subject to adjustments depending on fluctuations of oil price and the RR exchange rate;

- Road users tax is charged on sales of Group entities; changes in legislation effective 1 January 2001 reduced the road users tax from 2.5% to 1.0% and abolished the housing fund tax. An additional RR 2,261 of road users' tax was accrued in 2002 in respect of unpaid accounts receivable as of 31 December 2002 as the tax is abolished from 1 January 2003;
- Property tax is imposed at a maximum rate of 2.0% on the average annual net book value of fixed assets, intangible assets, inventory and (effective from 1 January 2001) on assets under construction which were not completed within contracted terms. Legislation provides for the exclusion of trunk pipelines from the taxable base;
- In 2001 royalty tax was imposed at rates ranging from 6.0% to 16.0% of the sales value of gas and other hydrocarbons produced. The actual rates of the tax were dictated in field licenses and were based on various factors;
- In 2001 mineral restoration tax was charged at the rate of 10.0% of the sales value of gas and other hydrocarbons sold by the production subsidiaries paid. Under legislation, in 2001 up to 100% of mineral restoration tax assessments could have been offset by a sum equal to the value of certain exploration works performed and paid for by the Group. In 2001 and 2000 the Group recovered 32.4% and 39.9% of mineral restoration tax assessments using this provision.

All taxes and rates discussed above are calculated based on amounts recorded in accordance with Russian statutory accounting regulations.

24 GAINS ON AND EXTINGUISHMENT OF RESTRUCTURED LIABILITIES

		31 December		
	Note	2002	2001	2000
Gain on extinguished restructured tax liabilities		9,435	—	—
Gain on restructured other liabilities		3,124	1,596	—
Gain on restructured tax liabilities	15	1,349	21,526	23,037
		13,908	23,122	23,037

During 2002 an amicable agreement was signed by OAO AK Sibur with its creditors to restructure its liabilities (see Note 28). The present value of RR and foreign currency denominated liabilities, discounted at 17.1% and 8.7%, respectively, is RR 10,373. The resulting decrease is accounted for as an extinguishment of liability and the gain of RR 3,124 has been recognised in the consolidated statement of income. The increase of the carrying amount of the liability in subsequent years, as a result of the accretion of the discount, will be recognised in the statement of income as an interest expense.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

25 RECONCILIATION OF RAR PROFIT TO IFRS NET PROFIT

	Year ended 31 December		
	2002	2001	2000
RAR profit per consolidated statutory accounts	121,598	115,565	83,095
Effects of IFRS adjustments:			
Deferred tax expense	(81,945)	(118,234)	277,271
Transition period current profit tax expense	(20,203)	—	—
Net effect of additional taxes other than on income	(2,637)	(3,181)	(2,591)
Impairment provision for accounts receivable	(10,386)	(10,358)	79,254
Other impairment provisions	3,503	(7,028)	(72,519)
Monetary gain	31,380	33,513	60,331
Net effect on indexation of revenues and costs	10,221	25,450	29,715
Discount related to restructured tax and other liabilities	4,473	21,526	23,036
Unamortized discount related to extinguished restructured penalties and interest	(16,259)	—	—
(Losses) gains on available-for-sale investments	(4,828)	6,381	(6,265)
Release of provision on forward foreign exchange contracts	—	9,340	3,874
Elimination of gain from sale of treasury shares	(1,057)	(4,332)	(2,615)
Net (increase) decrease in depreciation charge	(3,887)	6,248	(44,496)
Derecognition of income related to penalties and interest	(4,264)	(24,588)	—
Other	3,246	(37,103)	(36,670)
IFRS net profit	28,955	13,199	391,420

26 EARNINGS PER SHARE

Earnings per share has been calculated by dividing the net profit for the year by the weighted average number of shares outstanding during the year, excluding the weighted average number of ordinary shares purchased by the Group and held as treasury shares (see Note 21).

There were 20.8 billion, 21.0 billion and 21.0 billion weighted average shares outstanding for the years ended 31 December 2002, 2001 and 2000 respectively.

27 NET CASH PROVIDED BY OPERATING ACTIVITIES

	Year ended 31 December		
	2002	2001	2000
Profit before profit tax and minority interest	165,754	231,729	210,901
Adjustments to net profit before profit tax			
Depreciation	93,454	99,868	96,191
Impairment provision for accounts receivable	17,411	35,070	36,119
(Release of) charge for other impairment provisions, net	(8,602)	10,066	72,993
Net unrealised foreign exchange losses	14,474	9,378	8,125
Interest expense on borrowings and promissory notes	27,602	34,942	37,212
Gains on and extinguishment of restructured liabilities	(13,908)	(23,122)	(23,037)
Losses on disposal of property, plant and equipment	6,405	5,849	14,229
Monetary effects on non-operating balances	(53,750)	(65,461)	(86,796)
Interest income	(10,636)	(14,184)	(15,611)
Increase (decrease) in provisions for liabilities and charges	6,071	(25,979)	(14,323)
Net (decrease) increase in long-term assets	(4,054)	26,486	12,434
Net increase in long-term liabilities	7,038	—	—

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

	Year ended 31 December		
	2002	2001	2000
Non-cash additions to property, plant and equipment and other long-term investments	(44,398)	(60,220)	(71,987)
Losses on fair value adjustments for trading and available-for-sale investments	4,828	4,248	3,069
Share of net income from associated undertakings	(4,285)	(4,087)	(871)
Total effect of adjustments	37,650	32,854	67,747
	203,404	264,583	278,648
Changes in working capital			
Decrease (increase) in accounts receivable and prepayments	57,234	73,609	(46,743)
Decrease (increase) in inventories	5,582	(4,791)	(16,218)
Decrease (increase) in other current assets	6,436	(23,748)	(3,486)
(Decrease) increase in accounts payable and accrued charges, excluding interest, dividends and capital construction	(29,096)	15,270	21,038
Decrease in taxes payable (other than profit tax)	(38,954)	(63,878)	(20,855)
(Increase) decrease in available-for-sale and trading investments	(9,363)	5,433	(2,983)
Total effect of working capital changes	(8,161)	1,895	(69,247)
Profit tax paid	(35,132)	(105,189)	(92,731)
Net cash provided by operating activities	**160,111**	**161,289**	**116,670**

Total cash taxes paid:

	Year ended 31 December		
	2002	2001	2000
Excise	128,778	129,734	127,333
VAT	39,131	67,295	36,913
Profit tax	35,132	105,189	92,731
Custom duties	27,606	40,983	32,093
Mineral severance tax	20,871	—	—
Road users tax	11,628	14,229	17,488
Royalty and mineral restoration tax	—	21,260	5,460
Property tax	5,660	8,457	5,028
Other	19,757	21,511	6,084
Total taxes paid	**288,563**	**408,658**	**323,130**

28 SUBSIDIARY UNDERTAKINGS

Principal subsidiary undertakings, 100% owned and incorporated in the Russian Federation

OOO Astrakhangazprom
OOO Bashtransgaz
OOO Burgaz
OOO VNIIgaz
OOO Volgogradtransgaz
OOO Volgotransgaz
OOO Gazkomplektimpex
OOO Gaznadzor
OOO Gazobezopasnost
OOO Gazpromavia
OOO Gazprominvestholding
OAO Gazprom-Media
OOO Gazsvyaz
OOO Gaztorgpromstroy
OOO Gazflot
OOO Gazexport
OOO Informgaz
OOO IRTs Gazprom
OOO Kavkaztransgaz
OOO Kaspygazprom
OOO Kubangazprom
OOO Lentransgaz
OOO Mezhregiongaz
OOO Mostransgaz
OOO Nadymgazprom
OOO Nadymstroygazdobytcha
OOO Novourengoysky GCC
OOO Noyabrskgazdobycha
OOO Orenburggazprom
OOO Permtransgaz
OOO Podzemgazprom
OOO Samaratransgaz
OOO Severgazprom
OOO Servicegazprom
OOO Szhizhenny gas
OOO Surgutgazprom
OOO Tattransgaz
OOO Tomsktransgaz
OOO TyumenNIIgiprogaz
OOO Tyumentransgaz
OOO Uraltransgaz
OOO Urengoygazprom
OOO Yugtransgaz
ZAO Yamalgazinvest
OOO Yamburggazdobycha

These subsidiaries are mainly involved in production, processing, transportation and sale of gas and hydrocarbon products.

Other principal subsidiary undertakings, 100% owned and incorporated outside the Russian Federation

Company	Type of activity	Location
Gazprom Finance B.V.	Investing	Netherlands
Gazprom UK Ltd.	Investing, banking	United Kingdom
Gazprom UK Trading Ltd.	Gas distribution	United Kingdom
Zarubezhgaz Management und Beteiligungsgesellschaft GmbH (ZMB)	Gas distribution	Germany
Zarubezhgaz Erdgashandel GmbH (ZGG)	Production, processing and sale of gas	Germany
Leadville Investments Ltd.	Investing	Cyprus

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

28 SUBSIDIARY UNDERTAKINGS (continued)

Other principal subsidiary undertakings, less than 100% owned

	Percent of share capital held as of 31 December			
	2002	2001	2000	Location
OAO Gazavtomatika	49	49	51	Russia
OAO Gazenergoservice	51	51	51	Russia
AB Gazprombank (ZAO)	99	98	97	Russia
OAO Gazsibcontract	96	96	51	Russia
ZAO Gerosgaz	51	51	51	Russia
ZAO Kostromatrubinvest	99	99	99	Russia
ZAO Purgaz	51	19	19	Russia
ZAO Rosshelf	53	53	42	Russia
OAO AK Sibur	51	51	—	Russia
ZAO AKB Sovfintrade	94	94	65	Russia
OAO Spetsgazavtotrans	51	51	51	Russia
OAO TV Company NTV	65	65	46	Russia
OAO Volgogradneftemash	51	51	51	Russia
OAO Vostokgazprom	84	51	51	Russia
Wintershall Erdgas Handelshaus GmbH (WIEH)	50	50	50	Germany
Wintershall Erdgas Handelshaus Zug AG (WIEE)	50	50	50	Germany
OAO Zapsibgazprom	77	34	34	Russia
Lebedinsky GOK	—	—	57	Russia

OAO AKB National Reserve Bank

In connection with changes in RF Federal law No.208-FZ of 26 December 1995 "On Joint Stock Companies", effective from 1 January 2002, the Group was not able to exercise its conversion rights on preference shares in OAO AKB National Reserve Bank. At the same time, the Group lost majority representation on the Board of Directors and no longer exercised control over the activities of the bank. Accordingly, effective 1 January 2002 the Group's investment in the bank was classified as an investment in an associated undertaking. In July 2002, in accordance with the decision of the Board of Directors, the Group disposed of 37.0% of ordinary shares and all of its preference shares in OAO AKB National Reserve Bank with total carrying value of RR 1,979, in exchange for consideration consisting of promissory notes issued by OAO AKB National Reserve Bank with a fair value of RR 364 payable in June 2003, and 50 million of ordinary shares of OAO Gazprom. As of the date of the transaction ordinary shares of OAO Gazprom were traded at RR 30.6 per share (in nominal roubles). No gain or loss resulted from the disposal of the Group's interest in OAO AKB National Reserve Bank. Following the transaction, the Group retains a 3.0% interest in OAO AKB National Reserve Bank, which is recorded within other long-term investments.

Rosshelf

The Rosshelf joint activity was established to develop the Prirazlomnoye and Schtokmanovskoye fields in the Barents Sea. OAO Gazprom and its subsidiary ZAO Rosshelf had 99.1% and 0.9% interest in the project, respectively. In October 2002 OAO Gazprom and its subsidiary ZAO Rosshelf signed an amendment to the Rosshelf joint activity agreement that provided for an additional participant -- ZAO Sevmorneftegaz. ZAO Sevmorneftegaz is a company jointly controlled by ZAO Rosshelf and OAO Rosneft-Purneftegaz. Under the agreement ZAO Sevmorneftegaz will make a non-cash contribution valued at RR 4,334 in exchange for a 48.9% interest in the Rosshelf joint activity (see Note 33).

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

28 SUBSIDIARY UNDERTAKINGS (continued)

OAO Vostokgazprom

In April 2002 the Group acquired an additional 32.8% of the voting shares of its production subsidiary OAO Vostokgazprom, increasing its interest from 51.0% to 83.8%. The consideration of RR 2 settled in cash approximates the fair value of purchased assets.

OAO Zapsibgazprom

In April 2002 the Federal Securities Commission cancelled the registration of additional stock issued by OAO Zapsibgazprom, a subsidiary of the Group. As a result, the Group increased its interest in the charter capital of OAO Zapsibgazprom from 34.0% to 51.1%.

In December 2002 the Group disposed of its 12% interest in OAO Arcticgas with a carrying value of RR 1 in exchange for 25.6% interest in OAO Zapsibgazprom and additional cash consideration of USD 2.95 million, increasing its interest in the ordinary share capital of OAO Zapsibgazprom from 51.1% to 76.7%. No significant gain or loss resulted from this transaction.

Media companies

Effective 1 January 2002 the Group's interests in media companies were reclassified from short-term available-for-sale investments to subsidiary undertakings as management announced its intention to operate these companies as subsidiaries rather than dispose of them. The media companies do not materially impact the financial position of the Group.

In July 2002 the Group acquired additional interests in ZAO Media-Most, in OAO TV Company NTV and in other media subsidiaries. Additionally, the Group acquired payables and promissory notes to third parties due by these companies. The consideration was partially settled in cash and partially through the forgiveness of debt owed to OAO Gazprom. As a result of this transaction the Group increased its interest in OAO TV Company NTV from 65.0% to 95.6% and in ZAO Media-Most from 14.3% to 38.6%. The Group has also increased its controlling interests in the other media subsidiaries. The transaction also provided for the Group to receive a further 39.6% interest in ZAO Media-Most but as of 31 December 2002 this interest was under arrest and the Group did not control the voting rights for these shares. As of 31 December 2002 ZAO Media Most was under liquidation and accordingly, the Group classified its 38.6% interest as other long-term investments.

In October 2002 the Group signed a framework agreement to sell non-controlling interests in several media companies, including OAO TV Company NTV, to Eurofinance Group (as nominee), the consideration for which is to be partially settled in cash and partially through the settlement of certain debt obligations of ZAO Media-Most and its media companies. The disposed interests primarily comprised those acquired in July 2002. As a result, the Group's interest in OAO TV Company NTV reduced to 65.3%. Under the framework agreement, Eurofinance Group shall contribute cash and these acquired interests into a new media holding company, which will be controlled and majority-owned by OAO Gazprom. The Group's contribution into the new holding company will comprise the remaining interests in its media subsidiaries. The transactions are expected to close in the third quarter of 2003. Management does not believe that the financial effect of these transactions will be material to the Group. As of 31 December 2002 the Group continues to hold a controlling interest in the above media companies.

ZAO Purgaz

In April 2002 the Group completed the repurchase of 32.0% of the shares in ZAO Purgaz from Itera pursuant to the repurchase option provided by a share purchase agreement dated 10 February 1999. As a result, the Group's interest in ZAO Purgaz increased from 19.0% to 51.0%. ZAO Purgaz has a licence for the development of the Gubkinskoye gas field in western Siberia. In connection with the acquisition of these ZAO Purgaz shares, the Group paid Itera RR 33 thousand in cash and financed ZAO Purgaz repaying RR 6,594 of original financing provided by Itera to ZAO Purgaz to finance development work. The consideration approximated the fair value of the incremental interest in the net assets acquired.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

28 SUBSIDIARY UNDERTAKINGS (continued)

OAO AK Sibur

In January 2001 the Group acquired 51% of the voting shares of OAO AK Sibur. OAO AK Sibur is a leading seller of petrochemical products in Russia, it is also involved in light hydrocarbons processing. The consideration of RR 3,015 was settled by a combination of cash, promissory notes of Group companies and other securities.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:

Cash paid	863
Promissory notes of Group companies	1,365
Shares in other investments	787
Total purchase consideration	3,015
Fair value of identifiable net assets acquired	(1,130)
Goodwill	1,885

Other than for short-term investments, the fair value of the net assets approximated the book value of the net assets acquired.

The net cash flow arising from the acquisition is as follows:

Total purchase consideration	3,015
Less:	
Cash and cash equivalents acquired	(1,200)
Promissory notes of the Group companies	(1,365)
Shares in other investments	(787)
Net cash received on acquisition	(337)

OAO AK Sibur is one of the founders of OAO Gazsibcontract with a 45% interest in the charter capital. As a result of acquiring OAO AK Sibur the Group's effective share in the charter capital of OAO Gazsibcontract increased from 51% to 74%.

In December 2001 the Group subsidiary OAO AK Sibur purchased interests in the following companies:

Companies (subsidiaries and associated undertakings)	Purchased interest as of 31 December 2001 (%)
OAO Kemerovsky Azot	75
OAO Kautchuk	100
OAO Uralorgsintez	51
OAO Volzhsky AKZ	51
OAO Sibur-Tyumen	42
OAO Stirol	42

Interests in the above companies, all of which are involved in the petrochemical industry in the Russian Federation, were purchased from OOO IT. Total fair value of consideration paid to OOO IT was RR 7,472, of which RR 4,250 was attributable to acquired subsidiaries. The Group management is currently unable to assess whether the transaction with OOO IT is a related party transaction or if OOO IT is a related company to former management of OAO AK Sibur.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

28 SUBSIDIARY UNDERTAKINGS (continued)

Details of net assets acquired and goodwill are as follows:

Purchase consideration:

Promissory notes of OAO AK Sibur's related parties and contractors at fair value	4,250
Total purchase consideration	4,250
Less fair value of identifiable net assets acquired	(1,442)
Goodwill at acquisition	2,808
Less goodwill impaired	(2,808)
Unamortised goodwill as of 31 December 2001	—

In the first quarter of 2002 external supervision was introduced in respect of OAO AK Sibur under decision of the arbitration court. The arbitration court has cancelled the decision on placement of additional stock issue as a result of which OAO Gazprom could have lost control over OAO AK Sibur. As a result, OAO Gazprom maintains control over OAO AK Sibur.

On 10 September 2002 the creditors' meeting approved an amicable settlement agreement, which was subsequently approved by the court. The agreement provides for the restructuring and rescheduling of OAO AK Sibur's debts generally over a period of 8 years with first payments due in 2004.

Regional trade houses

Commencing in 1999 the Group has been participating in the creation of regional trade houses involved in the distribution of gas in Russia. In 2002 the interest of the Group in the majority of such companies increased from 20% to 51% of their share capital and these companies were consolidated.

Lebedinsky GOK

In January 2001 the Group exchanged a 57% interest in Lebedinsky GOK and a 17% interest in Oskolsky EMK for a 48% interest in ZAO Gazmetall. ZAO Gazmetall is a metallurgical holding company with controlling interests in Lebedinsky GOK and Oskolsky EMK. As the Group intends to sell its shares of ZAO Gazmetall, the investment has been classified as an available-for-sale investment. During the third quarter of 2001 management revalued the investment in ZAO Gazmetall to its estimated current market value of RR 2,302 recognising the net effect of revaluation in gains and losses on available-for-sale securities in the consolidated statement of operations. In March 2002 the Group made an agreement to sell its 48% interest in ZAO Gazmetall for USD 70 million. In accordance with the agreement the buyer of the above shares is OAO Oskolsky Metallurgical Plant, a subsidiary of ZAO Gazmetall.

Sovfintrade

In August 2001 the Group participated in the fourth stock issue of ZAO AKB Sovfintrade and as a result, the Group's interest in the bank's share capital increased from 65% to 94%, including 26% held by AB Gazprombank (ZAO).

Gazavtomatika

In 2001 the Group's interest in OAO Gazavtomatika decreased from 51% to 49% as the Group did not participate in an additional share issue by OAO Gazavtomatika. However, due to the fact that the Group continued to exercise control over activities of the above company, it was still considered as subsidiary.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

29 MINORITY INTEREST

	Year ended 31 December		
	2002	2001	2000
Minority interest at the beginning of the reporting period	17,387	11,921	10,153
Minority interest share of net profit of subsidiary undertakings	667	5,339	2,074
Net change in minority interest as a result of (disposals) acquisitions	(7,877)	127	(306)
Minority interest at the end of the reporting period	10,177	17,387	11,921

30 RELATED PARTIES

For the purpose of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions as defined by IAS 24 "Related Party Disclosures". In considering each possible related party relationship attention is directed to the substance of the relationship, not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding as of 31 December 2002, 2001 and 2000 are detailed below.

Government

The Government of the Russian Federation is the principal shareholder of the Group, directly owns approximately 38.37% of the issued shares of the Group. Government representatives also have the majority of seats on the Board of Directors. As of 31 December 2002 the subsidiaries of the Group held 16.2% of OAO Gazprom shares, through which they are entitled to vote as owners. Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

As a condition of privatisation in 1992, the Government imposed an obligation on the Group to provide an uninterrupted supply of gas to customers in the Russian Federation at government controlled prices.

Directors' remuneration

OAO Gazprom paid to members of the Board of Directors and Management Committee salary and bonuses of approximately RR 143, RR 84 and RR 77 for the years ended 31 December 2002, 2001 and 2000, respectively. The salary and bonuses of members of the Board of Directors is subject to approval by the General Meeting of Shareholders. Salary and bonus compensation paid to members of the Management Committee is determined by the terms of annual employment contracts.

Associated undertakings

Included within associated undertakings (see Note 11) is the loan receivable from EuRoPol GAZ S.A., in the amount of RR 27,344, RR 31,117 and RR 32,067 as of 31 December 2002, 2001 and 2000, respectively, issued by AB Gazprombank (ZAO), a subsidiary of the Group, at an interest rate of LIBOR + 2.6 %. Also included within associated undertakings as a component of the carrying amount are USD denominated receivables from EuRoPol GAZ S.A. of RR 8,555, RR 12,495 and RR 16,584 as of 31 December 2002, 2001 and 2000, respectively.

Associated undertakings include a loan receivable from WINGAS GmbH, in the amount of RR 14,331, RR 13,732 and RR 17,728 as of 31 December 2002, 2001 and 2000, respectively. The interest

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

30 RELATED PARTIES—(continued)

rates vary for different loan tranches. As of 31 December 2002 the aggregate effective interest rate for the loan receivable from WINGAS GmbH was 5.56%.

Included within accounts receivable are accounts receivable from Group associates (excluding EuRoPol GAZ S.A.) in the amount of RR 15,767, RR 17,571 and RR 15,127 as of 31 December 2002, 2001 and 2000, respectively.

During periods ended 31 December 2002, 2001 and 2000 the Group sold gas to its associated undertakings in the amount of RR 74,068, RR 84,821 and RR 74,450, respectively.

Gas is sold to associated undertakings, except for that sold to AO Moldovagaz, on the basis of long-term contracts, at index prices based on world oil and gas prices. Gas prices per thousand cubic meters for such sales ranged from USD 67 to USD 131, from USD 75 to USD 144 and from USD 64 to USD 133 in the year ended 31 December 2002, 2001 and 2000, respectively. Gas is sold to AO Moldovagaz based on annual contracts with fixed prices. Prices of gas per thousand cubic meters sold to Moldova amounted to USD 80 in the year ended 31 December 2002, 2001 and 2000, respectively.

The Group's impairment provision on accounts receivable included RR 14,914, RR 14,378 and RR 16,232 in respect of amounts due from AO Moldovagaz as of 31 December 2002, 2001 and 2000, respectively.

In 2002 the Group purchased gas from ZAO KazRosGaz for RR 140 at USD 28 per tcm. In 2001 and 2000 no gas was purchased from ZAO KazRosGaz.

In addition, the Group purchased gas transportation services from certain of the associated undertakings, principally EuRoPol GAZ S.A., which amounted to RR 13,795, RR 10,098 and RR 11,703 for the year ended 31 December 2002, 2001 and 2000, respectively. The cost of these services was determined based on prices of gas sold to these companies.

As of 31 December 2001, the Group had accounts payable for the contribution to charter capital due to ZAO Armrosgazprom of USD 126 million (RR 3,798). The Group settled the accounts payable in October 2002.

OAO AK Sibur

A substantial portion of OAO AK Sibur's transactions were executed with related parties. OAO AK Sibur's related party transactions are mainly with its associated undertakings listed below:

OAO Omskshina
OAO Sibur-Neftekhim
OAO Sibur-Tyumen
OAO Tobolsky NKhK
OOO Togliatti-Kauchuk
OAO Voltair-Prom
OAO Voltair
OAO Tomsky NKhZ
OAO Voronezhsyntezkauchuk
OAO Yaroslavskiy Shinniy Zavod

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

30 RELATED PARTIES—(continued)

The table below presents summarised financial information of OAO AK Sibur's and its subsidiaries for the years ended 31 December 2002 and 2001, after Group intercompany eliminations and before adjustments for minority interests:

	Year ended 31 December	
	2002	2001
Current assets	15,651	23,141
Non-current assets	17,870	7,679
Current liabilities	(27,978)	(46,068)
Non-current liabilities	(24,569)	(4,950)
	(19,026)	(20,198)
Sales	36,047	57,208
Operating expenses	(31,191)	(66,695)
Net loss	(3,732)	(23,703)

OAO Stroytransgaz

OAO Stroytransgaz is a major Russian constructor of pipelines, compressor stations and oil refineries. In the normal course of business, the Group enters into transactions with OAO Stroytransgaz for the construction of pipelines in the Russian Federation on the basis of the results of tenders. During years ended 31 December 2002, 2001 and 2000 transactions with OAO Stroytransgaz were entered into under contracts which had been executed by certain prior representatives of the Group's Board of Directors and members of their families who at that time owned significant shareholdings in OAO Stroytransgaz.

OAO Stroytransgaz rendered construction services for the Group in the amounts of RR 32,278, RR 39,963 and RR 32,397 for the year ended 31 December 2002, 2001 and 2000, respectively. As of 31 December 2002, 31 December 2001 and 31 December 2000, the Group had advances and receivables due from OAO Stroytransgaz in the amounts of RR 6,276, RR 8,507 and RR 2,320, respectively. As of 31 December 2002, 31 December 2001 and 31 December 2000, the Group had accounts payable to OAO Stroytransgaz in respect of construction of RR 10,911, RR 18,610 and RR 12,463, respectively. As of 31 December 2001 and 31 December 2000 receivable due from OAO Stroytransgaz in connection with finance arrangements for construction for the Group undertaken by OAO Stroytransgaz in amount of RR 4,050 and RR 8,016, respectively, net of an impairment provision in the amount of nil, was included within other long-term assets.

AEB

In 2002, 2001 and 2000 the Group obtained short-term loans from AEB, an associated undertaking of AB Gazprombank (ZAO), for the total amount of RR 4,530 (9.0% interest), RR 3,385 (14.8% interest) and RR 3,366 (12.5%), respectively.

OOO Interprokom

During the years ended 31 December 2002, 2001 and 2000, respectively, transactions with OOO Interprokom were entered into under contracts which had been executed by certain prior members of the Board of Directors and a member of the Management Committee of the Company and members of their families who at that time or currently own significant interests in OOO Interprokom.

OOO Interprokom acts as an agent for the Group in the acquisition of equipment and is remunerated for those services based on a fixed commission percentage. OOO Interprokom acted as an agent in the

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

30 RELATED PARTIES—(continued)

Group's acquisition of RR 8,021, RR 11,611 and RR 6,311 of equipment year ended 31 December 2002, 2001 and 2000, respectively. As of 31 December 2002, 2001 and 2000, the Group had advances and receivables due from OOO Interprokom in the amount of RR 877, RR 650 and RR 3,350, respectively. Commission paid to OOO Interprokom amounted to RR 113, RR 107 and RR 83 for year ended 31 December 2002, 2001 and 2000, respectively. As of 31 December 2002, 2001 and 2000, the Group had accounts payable to OOO Interprokom in respect of equipment supplies of RR 5,265, RR 8,708 and RR 6,965, respectively.

AB Gazprombank (ZAO), the Group's principal banking subsidiary, had outstanding import letters of credit issued on behalf of OOO Interprokom and sub-contractors of OOO Interprokom in the amount of RR 6,982, RR 9,751 and RR 11,086 as of 31 December 2002, 2001 and 2000 and, respectively. These import letters of credit are issued to third party suppliers in connection with the purchase of equipment by OOO Interprokom on behalf of the Group.

31 COMMITMENTS, CONTINGENCIES AND OPERATING RISKS

Operating environment

The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in the Russian Federation. Due to the capital-intensive nature of the industry, the Group is also subject to physical risks of various kinds. The nature and frequency of these developments and events associated with these risks as well as their effect on future operations and earnings, are not predictable.

Legal proceedings

The Group is a party to certain legal proceedings arising in the ordinary course of business. Additionally, the Group is subject to various environmental laws regarding handling, storage, and disposal of certain products and is subject to regulation by various governmental authorities. In the opinion of management, there are no current legal proceedings or other claims outstanding which could have a material adverse effect on the result of operations or financial position of the Group.

Taxation

Russian tax legislation is subject to varying interpretations and frequent changes. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Group may be assessed additional taxes, penalties and interest, which can be significant. Under Russian legislation, penalties are levied at 20% of the tax amount underpaid and interest is charged at a rate of 1/300 of the refinancing rate of the Central Bank of the Russian Federation per day (see Note 15). The Group's tax records remain open to review by the tax and customs authorities with respect to tax liabilities for three years.

Group changes

The Group is continuing to be subject to reform initiatives in the Russian Federation and in some of its export markets and the future direction and effects of any reforms are the subject of political considerations. Potential reforms in the structure of the Group, tariff setting policies, settlements of outstanding debts by governmental entities, and other government initiatives could each have a significant, but undeterminable, effect on enterprises operating in the Group.

Environmental matters

The enforcement of environmental regulation in the Russian federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

31 COMMITMENTS, CONTINGENCIES AND OPERATING RISKS—(continued)

evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities which might arise as a result of stricter enforcement of existing regulations, civil litigation or changes in legislation or regulation cannot be reasonably estimated, but could be material. In the current enforcement climate under existing legislation, the Group management believes that there are no significant liabilities for environmental damage, other than amounts that have been accrued in the consolidated financial statements.

Social commitments

The Group significantly contributes to the maintenance and upkeep of the local infrastructure and the welfare of its employees in the areas of its production operations, including contributions toward the construction, development and maintenance of housing, hospitals, transport services, recreation and other social needs.

Financial guarantees

	31 December		
	2002	2001	2000
Outstanding guarantees issued on behalf of :			
BSPC	37,258	21,890	—
Interconnector (UK) Limited	34,963	38,167	38,521
Itera Group companies	3,088	4,486	6,466
Albustan Investments Ltd	2,843	—	—
ZAO Media-Most	—	—	10,073
OAO AK Sibur	—	—	6,213
Other	9,555	15,741	7,055
	87,707	80,284	68,328
Less: provision for guarantees	—	—	(11,918)
	87,707	80,284	56,410

Included in financial guarantees are amounts denominated in USD of USD 2,634 million, USD 2,119 million and USD 1,659 as of 31 December 2002, 2001 and 2000, respectively.

In April 2000, credit facilities were provided to BSPC, an associated undertaking (see Note 11), by a group of Italian and Japanese banks for the amount of RR 71,233 (USD 2,053 million) for the construction of the offshore portion of the Blue Stream pipeline. In 2001, the Group was obligated to provide guarantees on behalf of BSPC in respect of RR 39,152 (USD 1,187) related to these credit facilities. As of 31 December 2002 and 2001, BSPC had borrowed RR 37,258 (USD 1,172 million) and RR 21,890 (USD 631 million), respectively, of these credit facilities which were guaranteed by the Group, pursuant to its obligation.

The Group provided guarantees on behalf of Interconnector (UK) Limited in connection with equipment and fixed assets leased for the construction of the Interconnector gas pipeline linking the United Kingdom to Continental Europe. The Group has a 10% interest in Interconnector (UK) Limited.

Line "Other" includes mainly guarantees issued by subsidiaries under contracts for purchasing equipment, construction and installation works. As of 31 December 2002 and 2001 this balance includes guarantees issued by OAO AK Sibur to third parties of RR 2,572 and RR 7,723, respectively.

Capital commitments

In the normal course of business, the Group has entered into contracts for the purchase of property, plant and equipment. The Board has approved a capital expenditure budget for 2003 of RR 179,800 including RR 73,840 in respect of capital expenditures related to the Yamal project.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

31 COMMITMENTS, CONTINGENCIES AND OPERATING RISKS—(continued)

Supply commitments

The Group has entered into long-term supply contracts for periods ranging from 5 to 20 years with various companies operating in Europe. The volumes and prices in these contracts are subject to change due to various contractually defined factors. As of 31 December 2002 no loss is expected to result from these long-term commitments.

Loan commitments

As of 31 December 2002, 2001 and 2000 the Group banking subsidiary AB Gazprombank (ZAO) had undrawn loan commitments related to credit facilities issued to external customers in amounts of RR 6,959, RR 2,804 and RR 867 respectively.

32 FINANCIAL RISK FACTORS

The Group's activities expose it to a variety of financial risks, including the effects of: changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management focuses on the unpredictability of financial markets and seeks to reduce potential adverse effects on the financial performance of the Group.

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the US dollar and the Euro.

In an operational sense, the Group's exposure to foreign exchange risk is reduced by the existence of both costs (principally transit expenses) and income denominated in foreign currency. Similarly, the Group has significant receivables denominated in foreign currency, which in effect act as a partial economic hedge against similarly denominated liabilities, principally long-term borrowings.

The Group has investments in foreign entities (see Notes 11 and 28), whose net assets are exposed to currency translation risk. Currency exposure of the net assets of the subsidiaries is reduced primarily through borrowings denominated in Euro. Exchange differences on the euro loans are recognized in the statement of income.

Interest rate risk

The Group borrows long-term debt principally at variable (LIBOR referenced) rates. Currently the Group does not operate a formal management programme focusing on the unpredictability of financial markets or seeking to minimize potential adverse effects on the financial performance of the Group. The Group has no significant interest-bearing assets.

Credit risk

Financial instruments, which potentially subject the Group to concentrations of credit risk primarily consist of accounts receivable including promissory notes. Credit risks related to accounts receivable are systematically monitored and are considered when impairment provisions are created. A significant portion of the Group's accounts receivable are from local gas distribution companies and energy companies. Although collection of these receivables could be influenced by governmental and other economic factors affecting these industries, management believes there is no significant risk of losses to the Group, other than to the extent to which provision for impairment of receivables has already been made.

Commodity risk

Revenues generated by the transportation and distribution segments depend on volumes and commodity prices, both of which can be affected by the prices of natural gas and other hydrocarbons. A

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

32 FINANCIAL RISK FACTORS—(continued)

decline in energy prices could result in a decrease in net income and cash flows. An extended period of low prices could precipitate a decrease in development activities and could cause a decrease in the volume of reserves available for transportation and processing through the Group's systems or facilities and ultimately impact the Group's ability to deliver under its contractual obligations.

33 POST BALANCE SHEET EVENTS

Financial investments

Petrochemical companies

In the third quarter of 2002 the Group signed agreements to acquire additional interests in a number of Russian petrochemical companies, the majority of which were already affiliated with OAO AK Sibur. The consideration to be paid is expected to consist primarily of long-term promissory notes which mature in 2005 with nominal value of RR 19,494. The fair value of the consideration has not yet been determined. As of 31 December 2002 the Group did not complete the majority of transactions and therefore did not control the voting rights associated with the additional interests. In April 2003, following the completion of the legal procedures the Group established control over majority of these companies and thereby increased its controlling interest in the charter capital of OAO AK Sibur from 50.7% to 75.7%. The management believes that the Group will not incur any substantial cash outflow in connection with these acquisitions.

OAO Severneftegazprom

In February 2003 the Group acquired a 51.0% additional interest in OAO Severneftegazprom from the Itera group at their nominal value (RR 102 thousand) and increased its interest in the share capital of OAO Severneftegazprom to 100%. At the same time the Group sold to Itera Group a 10.0% interest in OAO Sibirsky Oil and Gas Company at its carrying value of RR 2.55 plus a 7.8% interest in OAO Tarkosaleneftegaz at its total carrying value of RR 356 . Management believes that the carrying value of consideration paid approximated the fair values of the Group's interest in the net assets acquired. OAO Severneftegazprom, a production company, holds a license for the development of the Yuzhno-Russkoye field.

ZAO Agrochemical Corporation Azot

In February 2003 the Group sold its 40.1% interest in the share capital of ZAO Agrochemical Corporation Azot at its carrying value of RR 394. The shares were sold to the other shareholders of Azot as a result of the latter taking advantage of the pre-emptive purchase rights. Management believes that fair values of the shares being exchanged approximated the contract amounts. In April 2003 the Group re-acquired 33.9% interest for RR 333. Additionally, in May 2003 the Group reached an agreement with the shareholders of ZAO Agrochemical Corporation Azot to acquire an additional 52.64% interest in ZAO Agrochemical Corporation Azot for RR 606.

Rosshelf

In February 2003 ZAO Sevmorneftegaz made its non-cash contribution valued of RR 4,334 in exchange for a 48.9% interest in the Rosshelf joint activity (see Note 28). The effect of this transaction was to decrease OAO Gazprom's direct and indirect interest in the Rosshelf joint activity from 99.6% to 62.9%. Management does not believe that the financial effect of these transactions is material to the Group. As a result of the transaction OAO Gazprom and ZAO Rosshelf will have 48.7% and 2.4% direct interests in the joint activity, respectively.

OAO Stroytransgaz

In March 2003 OAO Stroytransgaz terminated its participation in the joint activity agreement with the Group (see Note 21) in return for promissory notes contributed by the Group into this joint activity in October 2002. As a result, the Group now owns (as well as votes) the treasury shares owned by the joint activity.

(In millions of Russian Roubles in terms of the equivalent purchasing power of the Rouble as of 31 December 2002, unless otherwise stated)

33 POST BALANCE SHEET EVENTS—(continued)

In April 2003 the Group acquired 25.9% of the ordinary shares of OAO Stroytransgaz. The consideration with the fair value RR 3,335 included investments, promissory notes and cash.

Accounts receivable and prepayments

In March 2003 OOO Lotsman repaid in cash the amounts due under loans issued by the Group's subsidiaries in 2002 (see Note 8).

Borrowings

In January 2003 OAO Gazprom received a loan from Deutsche Bank AG of USD 200 million for a two year period at an interest rate of 9.1% per annum.

In February 2003 OAO Gazprom signed a loan agreement with BNP Paribas Bank of Euro 200 million for one year period at an interest rate of 9.8% per annum.

In February 2003 OAO Gazprom received a loan from Morgan Stanley Bank AG in connection with the issuance of USD 1.75 billion Loan Participation Notes due 2013 at an interest rate of 9.625% per annum.

In March and April 2003 OAO Gazprom received a loan from DEPFA Investment Bank Ltd of USD 500 million due 2008 at an interest rate of 9.8% per annum.

In May 2003 ZGG, a Group subsidiary in Germany, repaid the outstanding balance of the loan payable to an international banking consortium totalling Euro 318 million. At the same time ZGG received another loan from a different consortium totalling Euro 280 million. The new loan bears interest at six-month EURIBOR plus margin. The margin can vary from 1% to 2% depending on the debt service cover ratio. As of the date of the borrowing receipt the interest rate was 4.2% per annum. The loan will be repaid from October 2003 to October 2007 (similar to the replaced loan).

Treasury shares

In March 2003, the Group entered into purchase agreements with OOO Lotsman and OOO Prom-Invest to acquire 286 million ordinary shares of OAO Gazprom for cash consideration of RR 7,635 (USD 0.85 per share).

In May 2003 the Group entered into a sale agreement with an affiliate of Ruhrgas AG to sell 117 million ordinary shares of OAO Gazprom for cash consideration of RR 3,109 (USD 0.86 per share).

The Company may be contacted at its registered office:

OAO Gazprom
Nametkina str., 16
V-420, GSP-7, 117997, Moscow
Russia

Telephone: (7 095) 719 3001

Facsimile: (7 095) 719 8333, 719 8335

www.gazprom.ru

OAO GAZPROM
IFRS CONSOLIDATED INTERIM CONDENSED FINANCIAL INFORMATION (Unaudited)
for the nine months ended September 30, 2003.

OAO GAZPROM

IFRS CONSOLIDATED INTERIM CONDENSED BALANCE SHEET (UNAUDITED)

(In millions of Russian Roubles)

	Notes	30 September 2003	31 December 2002
Assets			
Current assets			
Cash and cash equivalents	6	108,417	58,354
Restricted cash	6	36,718	45,593
Short-term investments		41,678	28,895
Accounts receivable and prepayments	7	237,342	192,042
Inventories	8	112,562	88,561
Other current assets		27,113	16,490
		563,830	429,935
Long-term assets			
Property, plant and equipment	9	1,916,274	1,855,276
Investments in associated undertakings	10	80,060	84,875
Other long-term investments	11	31,680	38,152
Other long-term assets		85,471	72,461
		2,113,485	2,050,764
Total assets		2,677,315	2,480,699
Liabilities and equity			
Current liabilities			
Accounts payable and accrued charges		137,966	95,840
Taxes payable		38,386	47,728
Short-term borrowings and current portion of long-term borrowings	12	173,514	184,823
Short-term promissory notes payable		37,315	41,384
		387,181	369,775
Long-term liabilities			
Long-term borrowings	13	306,235	248,603
Long-term promissory notes payable		8,409	20,218
Restructured tax liabilities		6,817	10,592
Other long-term liabilities		18,718	24,454
Provisions for liabilities and charges		28,378	21,989
Deferred tax liabilities	14	87,358	63,019
		455,915	388,875
Total liabilities		843,096	758,650
Minority interest		14,398	10,177
Shareholders' equity			
Share capital	15	325,194	325,194
Treasury shares	15	(38,854)	(30,367)
Retained earnings and other reserves		1,533,481	1,417,045
Total shareholders' equity		1,819,821	1,711,872
Total liabilities and equity		2,677,315	2,480,699

A.B. Miller
Chairman of the Management Committee
25 December 2003

E.A. Vasilieva
Chief Accountant
25 December 2003

The accompanying notes are an integral part of this interim financial information.

OAO GAZPROM

IFRS CONSOLIDATED INTERIM CONDENSED STATEMENT OF OPERATIONS (UNAUDITED)

(In millions of Russian Roubles)

	Notes	Three months ended 30 September 2003	Three months ended 30 September 2002	Nine months ended 30 September 2003	Nine months ended 30 September 2002
Sales	5, 16	175,555	134,973	597,382	441,510
Operating expenses	5	(135,987)	(112,976)	(415,360)	(342,627)
Operating profit	5	**39,568**	**21,997**	**182,022**	**98,883**
Net finance (costs) benefit	17	(3,430)	2,024	(1,011)	(15,128)
Monetary gain	3	—	4,170	—	20,644
Net monetary effects and financing items		(3,430)	6,194	(1,011)	5,516
Share of net income (losses) of associated undertakings	5	1,640	(169)	4,194	2,412
Gains (losses) on available-for-sale investments		1,008	(551)	(1,626)	1,092
Profit before profit tax and minority interest		**38,786**	**27,471**	**183,579**	**107,903**
Current profit tax (expense) benefit		(6,790)	627	(31,259)	(43,256)
Deferred profit tax expense		(8,172)	(20,452)	(23,939)	(46,999)
Profit tax expense	14	(14,962)	(19,825)	(55,198)	(90,255)
Profit before minority interest		**23,824**	**7,646**	**128,381**	**17,648**
Minority interest		(1,146)	(1,380)	(1,942)	(1,006)
Net profit		**22,678**	**6,266**	**126,439**	**16,642**
Basic and diluted earnings per share (in Roubles)	18	**1.15**	**0.35**	**6.41**	**0.79**

A.B. Miller
Chairman of the Management Committee
25 December 2003

E.A. Vasilieva
Chief Accountant
25 December 2003

The accompanying notes are an integral part of this interim financial information.

OAO GAZPROM

IFRS CONSOLIDATED INTERIM CONDENSED STATEMENT OF CASH FLOWS (UNAUDITED)

(In millions of Russian Roubles)

	Note	Nine months ended 30 September 2003	2002
Operating activities			
Profit before tax and minority interest		**183,579**	**107,903**
Adjustments to profit before profit tax and minority interest			
Depreciation		71,095	68,298
Net unrealised foreign exchange (gains) losses		(5,666)	12,154
Interest expense		22,601	25,401
Monetary effects on non-operating balances		—	(37,862)
Gains on and extinguishment of restructured liabilities		(4,049)	(12,356)
Interest income		(9,499)	(6,576)
Share of net income of associated undertakings		(4,194)	(2,412)
Other		(37,341)	(37,708)
Total effect of adjustments		32,947	8,939
Adjusted profit before profit tax and minority interest and before changes in working capital		216,526	116,842
Total effect of working capital changes		(61,154)	(44,672)
Profit tax paid		(40,058)	(28,540)
Net cash provided by operating activities		**115,314**	**43,630**
Investing activities			
Capital expenditures		(99,233)	(76,082)
Other		(60)	(2,547)
Net cash used for investing activities		**(99,293)**	**(78,629)**
Financing activities			
Proceeds from long-term borrowings (including current portion)		129,701	96,491
Repayment of long-term borrowings (including current portion)		(63,777)	(67,116)
Net (repayment of) proceeds from short-term borrowings		(13,083)	6,757
Net (redemption of) proceeds from promissory notes		(1,048)	1,296
Interest paid		(16,258)	(19,711)
Purchases of treasury shares		(48,135)	(18,597)
Sales of treasury shares, net of profit tax		39,801	17,505
Dividends paid		(1,574)	(2,016)
Change in restricted cash		8,875	(823)
Net cash provided by financing activities		**34,502**	**13,786**
Effect of exchange rate changes on cash and cash equivalents		(460)	5,822
Effect of inflation accounting on cash and cash equivalents		—	(2,239)
Increase (decrease) in cash and cash equivalents		**50,063**	**(17,630)**
Cash and cash equivalents, at beginning of reporting period	6	58,354	51,714
Cash and cash equivalents, at end of reporting period	6	**108,417**	**34,084**

A.B. Miller
Chairman of the Management Committee
25 December 2003

E.A. Vasilieva
Chief Accountant
25 December 2003

The accompanying notes are an integral part of this interim financial information.

OAO GAZPROM

IFRS CONSOLIDATED INTERIM CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

(In millions of Russian Roubles)

	Note	Number of shares outstanding (billions)	Share capital	Treasury shares	Retained earnings and other reserves	Total shareholders' equity
Nine months ended 30 September 2003						
Balance as of 31 December 2002		19.8	325,194	(30,367)	1,417,045	1,711,872
Net profit for the period			—	—	126,439	126,439
Net treasury share transactions	15	(0.2)	—	(8,487)	184	(8,303)
Translation differences			—	—	299	299
Return of social assets to governmental authorities			—	—	(2,023)	(2,023)
Dividends	15		—	—	(8,463)	(8,463)
Balance as of 30 September 2003		19.6	325,194	(38,854)	1,533,481	1,819,821
Nine months ended 30 September 2002						
Balance as of 31 December 2001		21.0	325,194	(20,872)	1,399,391	1,703,713
Net profit for the period			—	—	16,642	16,642
Net treasury share transactions	15	0.1	—	2,254	(834)	1,420
Translation differences			—	—	1,111	1,111
Return of social assets to governmental authorities			—	—	(1,203)	(1,203)
Dividends	15		—	—	(9,607)	(9,607)
Balance as of 30 September 2002		21.1	325,194	(18,618)	1,405,500	1,712,076

The accompanying notes are an integral part of this interim financial information.

OAO GAZPROM

NOTES TO THE IFRS CONSOLIDATED INTERIM CONDENSED FINANCIAL INFORMATION (UNAUDITED)

(In millions of Russian Roubles)

1 NATURE OF OPERATIONS

OAO Gazprom and its subsidiaries (the "Group") operate one of the largest gas pipeline systems in the world and are responsible for substantially all gas production and high pressure gas transportation in the Russian Federation. The Group is also a major exporter of gas to other European countries.

The Group is involved in the following principal activities:

- Production—exploration and production of gas and other hydrocarbons;
- Refining—processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation—transportation of gas; and
- Distribution—domestic and export sale of gas.

The gas business is subject to seasonal fluctuations with peak demand in the first and fourth quarters of each year. The volumes of gas shipped during the three and nine months ended 30 September 2003 represented approximately 18% and 74%, respectively, of annual volumes shipped to customers in the year ended 31 December 2002.

2 ECONOMIC ENVIRONMENT IN THE RUSSIAN FEDERATION

Whilst there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

3 BASIS OF PRESENTATION

The interim condensed financial information is prepared in accordance with International Accounting Standard 34 "Interim financial reporting" ("IAS 34"). These financial statements should be read together with the consolidated financial statements for the year ended 31 December 2002 prepared in accordance with International Financial Reporting Standards ("IFRS"). The Group subsidiaries and associated undertakings maintain their statutory financial statements in accordance with the Regulation on Accounting and Reporting of the Russian Federation ("RAR") or the accounting regulations of the country in which the particular Group company is resident. The financial statements of the Group's subsidiaries and associated undertakings resident in the Russian Federation, which account for substantially all the assets and liabilities of the Group, are based on their statutory records, which are maintained under the historical cost convention with adjustments and reclassifications recorded in the financial statements for the purpose of proper preparation in accordance with IAS 34. Similar adjustments are recorded in the financial statements in respect of Group companies not resident in the Russian Federation.

The preparation of consolidated interim condensed financial information in conformity with IAS 34 requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Prior to 1 January 2003 the adjustments and reclassifications made to the statutory records for the purpose of presentation in accordance with IFRS included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that the financial information prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the

(In millions of Russian Roubles)

3 BASIS OF PRESENTATION—(continued)

balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Group no longer applies the provisions of IAS 29. Accordingly, no adjustments for the effects of changes in general purchasing power have been made for the three and nine months ended 30 September 2003.

Corresponding figures, for the three and nine months ended 30 September 2002, were restated for the changes in the general purchasing power of the RR as of 31 December 2002. The restatement was calculated using the conversion factors derived from the Russian Federation Consumer Price Index ("CPI"), published by the Russian State Committee on Statistics ("Goscomstat"), and from indices obtained from other sources for years prior to 1992. The indices used to restate corresponding figures, based on 1988 prices (1988 = 100) for the five years ended 31 December 2002, and the respective conversion factors, are:

Year	Index	Conversion Factor
31 December 1998	1,216,400	2.24
31 December 1999	1,661,481	1.64
31 December 2000	1,995,937	1.37
31 December 2001	2,371,572	1.15
30 September 2002	2,618,690	1.04
31 December 2002	2,730,154	1.00

The main guidelines followed in restating the corresponding figures were:

- All corresponding amounts were stated in terms of the measuring unit current as of 31 December 2002;
- Monetary assets and liabilities held as of 31 December 2002 were not restated because they were already expressed in terms of the monetary unit current as of 31 December 2002;
- Non-monetary assets and liabilities (those balance sheet items that were not expressed in terms of the monetary unit current as of 31 December 2002) and components of shareholders' equity were restated from their historical cost by applying the change in the general price index from the date the non-monetary item originated to 31 December 2002;
- All items in the statement of operations and cash flows were restated by applying the change in the general price index from the dates when the items were initially transacted to 31 December 2002;
- Gains or losses that arose as a result of holding monetary assets and liabilities for the reporting periods ended 30 September 2002 were included in the statement of operations as a monetary gain or loss.

The US dollar to RR exchange rates were 30.61 and 31.78 as of 30 September 2003 and 31 December 2002, respectively. The Euro to RR exchange rates were 35.08 and 33.11 as of 30 September 2003 and 31 December 2002, respectively.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Group are consistent with those disclosed in the financial statements for the year ended 31 December 2002.

5 SEGMENT INFORMATION

Management does not separately identify segments within the Group as it operates as a vertically integrated business with substantially all external sales generated by the gas distribution business. However, following the practice suggested by IAS 14, "Segment Reporting", Revised 1997 ("IAS 14") for vertically integrated businesses, information can be presented based on the following business segments:

(In millions of Russian Roubles)

5 SEGMENT INFORMATION—(continued)

- Production—exploration and production of gas and other hydrocarbons;
- Refining—processing of gas condensate and other hydrocarbons, and sales of other hydrocarbon products;
- Transportation—transportation of gas;
- Distribution—domestic and export sale of gas; and
- Other—other activities, including banking.

	Production	Refining	Transport	Distribution	Other	Total
Nine months ended 30 September 2003						
Segment revenues						
Inter-segment sales	78,723	15,950	159,258	18,189	—	272,120
External sales	3,295	62,269	20,421	474,877	36,520	597,382
Total segment revenues	82,018	78,219	179,679	493,066	36,520	869,502
Segment expenses						
Inter-segment expenses	(1,918)	(11,793)	(22,883)	(235,526)	—	(272,120)
External expenses	(59,054)	(53,427)	(138,080)	(118,374)	(40,389)	(409,324)
Total segment expenses	(60,972)	(65,220)	(160,963)	(353,900)	(40,389)	(681,444)
Segment result	21,046	12,999	18,716	139,166	(3,869)	188,058
Unallocated operating expenses						(6,036)
Operating profit						182,022
Share of net income of associated undertakings	—	459	2,165	1,408	162	4,194
Nine months ended 30 September 2002						
Segment revenues						
Inter-segment sales	84,142	12,595	148,616	13,162	—	258,515
External sales	2,379	35,913	12,428	365,165	25,625	441,510
Total segment revenues	86,521	48,508	161,044	378,327	25,625	700,025
Segment expenses						
Inter-segment expenses	(1,185)	(10,618)	(15,182)	(231,530)	—	(258,515)
External expenses	(54,611)	(31,917)	(122,561)	(98,167)	(30,332)	(337,588)
Total segment expenses	(55,796)	(42,535)	(137,743)	(329,697)	(30,332)	(596,103)
Segment result	30,725	5,973	23,301	48,630	(4,707)	103,922
Unallocated operating expenses						(5,039)
Operating profit						98,883
Share of net (losses) income of associated undertakings	—	(1,256)	802	1,864	1,002	2,412

(In millions of Russian Roubles)

5 SEGMENT INFORMATION—(continued)

	Production	Refining	Transport	Distribution	Other	Total
Three months ended 30 September 2003						
Segment revenues						
Inter-segment sales	24,429	4,935	52,077	5,986	—	87,427
External sales	924	23,140	7,253	130,847	13,391	175,555
Total segment revenues	25,353	28,075	59,330	136,833	13,391	262,982
Segment expenses						
Inter-segment expenses	(516)	(3,892)	(7,229)	(75,790)	—	(87,427)
External expenses	(19,342)	(21,539)	(49,184)	(29,871)	(13,667)	(133,603)
Total segment expenses	(19,858)	(25,431)	(56,413)	(105,661)	(13,667)	(221,030)
Segment result	5,495	2,644	2,917	31,172	(276)	41,952
Unallocated operating expenses						(2,384)
Operating profit						39,568
Share of net (losses) income of associated undertakings	—	(260)	757	441	702	1,640
Three months ended 30 September 2002						
Segment revenues						
Inter-segment sales	23,496	4,361	44,892	4,225	—	76,974
External sales	1,146	14,064	4,102	106,318	9,343	134,973
Total segment revenues	24,642	18,425	48,994	110,543	9,343	211,947
Segment expenses						
Inter-segment expenses	(301)	(2,583)	(4,957)	(69,133)	—	(76,974)
External expenses	(18,914)	(10,446)	(42,953)	(24,522)	(15,256)	(112,091)
Total segment expenses	(19,215)	(13,029)	(47,910)	(93,655)	(15,256)	(189,065)
Segment result	5,427	5,396	1,084	16,888	(5,913)	22,882
Unallocated operating expenses						(885)
Operating profit						21,997
Share of net (losses) income of associated undertakings	—	(1,037)	660	(100)	308	(169)

Internal transfer prices are established by the management of the Group with the objective of providing for the specific funding requirements of the individual subsidiaries within each segment. Prices are determined on the basis of the statutory accounting reports of the individual subsidiaries on a cost plus basis. The change in inter-segment sales and expenses by segment in the three and nine months ended 30 September 2003 is primarily due to changes in internal transfer prices.

(In millions of Russian Roubles)

6 CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Balances included within cash and cash equivalents in the consolidated interim condensed balance sheet represent cash on hand and balances with banks. Included within restricted cash are balances of cash and cash equivalents totalling RR 28,097 and RR 38,637 as of 30 September 2003 and 31 December 2002, respectively, which are restricted as to withdrawal under the terms of certain borrowings and other contractual obligations. In addition, restricted cash comprises cash balances of RR 8,621 and RR 6,956 as of 30 September 2003 and 31 December 2002, respectively, in subsidiary banks, which are restricted as to withdrawal under banking regulations.

7 ACCOUNTS RECEIVABLE AND PREPAYMENTS

	30 September 2003	31 December 2002
Trade receivables	116,283	113,990
Prepayments and advances paid	61,559	34,026
Other receivables	59,500	44,026
	237,342	192,042

Accounts receivable and prepayments are presented net of an impairment provision of RR 124,534 and RR 127,206 as of 30 September 2003 and 31 December 2002, respectively.

8 INVENTORY

Inventories are presented net of a provision for obsolescence of RR 9,470 and RR 12,987 as of 30 September 2003 and 31 December 2002, respectively.

9 PROPERTY, PLANT AND EQUIPMENT

	Total operating assets	Social assets	Assets under construction	Total
For the nine months ended 30 September 2003				
Net book value as of 31 December 2002	1,561,006	92,104	202,166	1,855,276
Depreciation	(72,226)	(2,577)	—	(74,803)
Additions	1,300	83	134,989	136,372
Acquisition of subsidiaries	8,134	—	2,698	10,832
Transfers	39,600	1,486	(41,086)	—
Disposals	(3,280)	(2,749)	(1,451)	(7,480)
Impairment provision	—	—	(3,923)	(3,923)
Net book value as of 30 September 2003	1,534,534	88,347	293,393	1,916,274
As of 30 September 2003				
Cost	3,134,692	122,005	293,393	3,550,090
Accumulated depreciation	(1,600,158)	(33,658)	—	(1,633,816)
Net book value as of 30 September 2003	1,534,534	88,347	293,393	1,916,274

(In millions of Russian Roubles)

9 PROPERTY, PLANT AND EQUIPMENT—(continued)

Assets under construction are presented net of a provision for impairment of RR 99,493 and RR 95,570 as of 30 September 2003 and 31 December 2002, respectively.

Included in the property, plant and equipment are social assets (such as rest houses, housing, schools and medical facilities) vested to the Group at privatisation with a net book value of RR 37,635 and RR 40,526 as of 30 September 2003 and 31 December 2002, respectively.

10 INVESTMENTS IN ASSOCIATED UNDERTAKINGS

Notes		30 September 2003	31 December 2002
20	EuRoPol GAZ S.A.	34,156	38,502
20	WINGAS GmbH	20,430	21,360
20	OAO Stroytransgaz	3,488	—
	ZAO Armrosgazprom	3,146	3,276
	Other	18,840	21,737
		80,060	84,875

Associated undertakings are presented net of provision for impairment of RR 11,012 and RR 8,767 as of 30 September 2003 and 31 December 2002, respectively.

In February 2003 the Group sold a 40.1% interest in the share capital of ZAO Agrochemical Corporation Azot at its carrying value of RR 394 for cash, reducing the Group's interest to 6.3%. The shares were sold to the other shareholders of ZAO Agrochemical Corporation Azot as a result of the latter taking advantage of the pre-emptive purchase rights. In April 2003 a part of this transaction was cancelled by an agreement of the parties. As a result the Group received back a 33.9% interest in ZAO Agrochemical Corporation Azot and returned RR 333 of the cash received in February 2003. In July 2003 the Group acquired an additional 7.2% interest in ZAO Agrochemical Corporation Azot at par value from the existing shareholders. The consideration of RR 71 was paid in cash and approximates the fair value of purchased net assets. Accordingly, as of 30 September 2003 the Group had a 47.4% interest in ZAO Agrochemical Corporation Azot, which was included in other investments in associated undertakings.

In April 2003 the Group completed the acquisition of a 25.9% interest in OAO Stroytransgaz and accordingly the Group's investment was classified as an investment in an associated undertaking. The consideration paid, with an aggregated fair value of RR 3,336, consisted primarily of investments and cash. The fair value of consideration paid approximated the fair value of net assets acquired. In August 2003 the Group acquired 15.54% of preferred shares and an additional 0.2% of ordinary shares in OAO Stroytransgaz for RR 152. OAO Stroytransgaz is a major Russian constructor of pipelines, compressor stations and refineries.

11 OTHER LONG-TERM INVESTMENTS

	30 September 2003	31 December 2002
South Pars	17,209	22,930
Joint ventures	3,024	2,354
Available-for-sale investments	11,447	12,868
	31,680	38,152

South Pars is a contractual arrangement with Total South Pars and Parsi International Ltd. established in 1997 to provide services to the National Iranian Oil Company in relation to the

(In millions of Russian Roubles)

11 OTHER LONG-TERM INVESTMENTS—(continued)

development of the South Pars gas and condensate field in Iran. The contractual arrangement is accounted for as a long-term receivable.

12 SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM BORROWINGS

Notes		30 September 2003	31 December 2002
	Short-term borrowings	74,662	87,060
13	Current portion of long-term borrowings	98,852	97,763
		173,514	184,823

13 LONG-TERM BORROWINGS

	Currency	Due	30 September 2003	31 December 2002
Long-term borrowings payable to:				
Morgan Stanley AG	US dollar	2003 – 2013	54,001	—
Credit Lyonnais	US dollar	2001 – 2005	43,387	54,325
Salomon Brothers AG	US dollar	2002 – 2009	38,339	38,849
Loan participation notes (issued September 2003)	Euro	2003 – 2010	35,120	—
Dresdner Bank AG	US dollar	2001 – 2005	20,690	39,219
Bayerische Hypo-und Vereinsbank AG	US dollar	2002 – 2008	20,130	23,557
Deutsche Bank AG	US dollar	2003 – 2006	18,443	4,838
Mannesmann (Deutsche Bank AG)	Euro	2001 – 2008	17,167	17,908
Intesa BCI	US dollar	2001 – 2007	16,830	23,959
DEPFA Investment Bank Ltd	US dollar	2003 – 2008	15,327	—
Eurobonds issued by AB Gazprombank (ZAO)	Euro	2001 – 2005	12,760	10,792
Societe Generale	US dollar	2002 – 2008	9,965	10,348
an International banking consortium	Euro	2003 – 2007	9,821	11,728
Fuji Bank	US dollar	2001 – 2010	9,056	9,598
a German banking consortium	Euro	2001 – 2007	8,514	8,872
SACE	US dollar	2002 – 2012	7,660	7,435
WestLB AG	US dollar	2003 – 2005	6,582	—
ABN AMRO	US dollar	2002 – 2004	6,225	6,473
Moscow Narodny Bank Limited	US dollar	2001 – 2006	5,871	7,507
Bayerische Hypo-und Vereinsbank AG	Euro	2001 – 2006	4,912	6,037
OAO Vneshtorgbank	US dollar	2001 – 2004	4,905	21,330
OAO Alfa Bank	US dollar	2002 – 2004	4,600	4,776
Credit Suisse First Boston	US dollar	2001 – 2006	4,005	5,366
a Hungarian banking consortium	US dollar	2001 – 2005	2,783	3,858
Other long-term borrowings	Various	Various	27,994	29,591
Total long-term borrowings			405,087	346,366
Less: current portion of long-term borrowings			(98,852)	(97,763)
			306,235	248,603

(In millions of Russian Roubles)

13 LONG-TERM BORROWINGS—(continued)

	30 September 2003	31 December 2002
Due for repayment:		
Between one and two years	66,163	92,378
Between two and five years	135,884	132,010
After five years	104,188	24,215
	306,235	248,603

Long-term borrowings include fixed rate loans with a carrying value of RR 191,718 and RR 141,568 as of 30 September 2003 and 31 December 2002, respectively. Other long-term borrowings generally have variable interest rates linked to LIBOR.

14 PROFIT TAX

Differences between the recognition criteria in Russian statutory taxation regulations and IFRS give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profit tax purposes. The tax effect of the movement on these temporary differences is recorded at the statutory rate of 24%.

	30 September 2003	Differences, recognition and reversals	31 December 2002
Tax effects of taxable temporary differences:			
Property, plant and equipment	86,559	19,554	67,005
Investments	4,030	(377)	4,407
Inventories	2,267	412	1,855
	92,856	**19,589**	**73,267**
Tax effects of deductible temporary differences:			
Tax losses carry forward	(5,498)	4,750	(10,248)
Total net deferred tax liabilities	**87,358**	**24,339**	**63,019**

Deferred tax assets and liabilities arise mainly from differences in the taxable and financial reporting bases of property, plant and equipment. These differences for property, plant and equipment are historically due to the fact that a significant proportion of the tax basis is based upon independent appraisals, the most recent of which was recognised as of 1 January 2001, while the financial reporting basis is historical cost restated for changes in the general purchasing power of the RR to 31 December 2002 (see Note 3).

Following the enactment of Chapter 25 "Profit tax" of the Russian Federation Tax Code on 1 January 2002, the profit tax regulations allowed for different tax depreciation lives for different groups of property, plant and equipment. In accordance with the tax regulations, the Group recognized shorter tax depreciation lives effective 1 January 2002, resulting in increased tax depreciation and a RR 30,171 increase in the deferred tax liability attributable to property, plant and equipment as of 31 December 2002. The Group initially recognized tax effect of the assessment of the revised tax depreciation lives for property, plant and equipment in the three months ended 30 September 2002 when such an assessment was completed by the Group.

The revised tax depreciation lives also gave rise to current period tax losses in the statutory books of OAO Gazprom in 2002. Statutory entities can carry forward tax losses generated in an individual period for ten years, subject to a maximum utilization of 30% of the total amount of taxable profit each

(In millions of Russian Roubles)

14 PROFIT TAX—(continued)

year. This resulted in a recognition of a deferred tax asset of RR 5,498 and RR 10,248 as of 30 September 2003 and 31 December 2002, respectively. RR 19,792 of tax losses carry forward were utilised in the nine months ended 30 September 2003. Management believes it is probable that tax losses will continue to be realized through offset against future taxable profit.

15 SHAREHOLDERS' EQUITY

Share capital

Share capital authorised and issued totals RR 325,194 as of 30 September 2003 and 31 December 2002 and consists of 23.7 billion ordinary shares, each with a historical par value of RR 5.

Dividends

During the nine months ended 30 September 2003 the Group accrued final dividends for the year ended 31 December 2002 in the amount of RR 0.40 per share.

Treasury shares

As of 30 September 2003 and 31 December 2002, subsidiaries of OAO Gazprom held ordinary shares of OAO Gazprom totalling 4,102 million and 3,841 million, respectively. The Group controls the voting rights of these shares.

As of 31 December 2002 voting rights for the ordinary shares of OAO Gazprom, held by a joint activity with OAO Stroytransgaz were controlled by the Group in accordance with the specific terms of the joint activity agreement. Accordingly, as of 31 December 2002, the Group's investment in the joint activity was recorded as an investment in treasury shares, classified as a deduction from shareholders' equity. In March 2003 OAO Stroytransgaz terminated its participation in the joint activity agreement with the Group in return for promissory notes contributed by the Group into this joint activity. As a result, the Group now owns and controls the votes for 1,144 million treasury shares held by the joint activity.

16 SALES

	Three months ended 30 September		Nine months ended 30 September	
	2003	2002	2003	2002
Gas sales (including excise tax, net of VAT and customs duties) to customers in:				
Russian Federation	33,149	25,167	143,956	93,333
Former Soviet Union (excluding Russian Federation)	10,006	13,230	39,920	44,532
Europe	122,018	92,490	409,536	309,104
Gross sales of gas	165,173	130,887	593,412	446,969
Excise tax	(33,402)	(23,423)	(115,240)	(79,425)
Net sales of gas	131,771	107,464	478,172	367,544
Sales of gas condensate and oil and gas products	23,140	14,064	62,269	35,913
Gas transportation sales	7,253	4,102	20,421	12,428
Other revenues	13,391	9,343	36,520	25,625
	175,555	134,973	597,382	441,510

Included within gas transportation sales are sales to two significant customers, the Itera Group and Eural Trans Gas.

(In millions of Russian Roubles)

16 SALES—(continued)

The Itera Group is a producer and distributor of gas in the Russian Federation and other former Soviet Union countries. Gas transportation sales (net of VAT) to companies of the Itera Group amounted to RR 1,976 (6 bcm) and RR 5,518 (25 bcm) for the three and nine months ended 30 September 2003, respectively, and RR 3,155 (14 bcm) and RR 10,351 (46 bcm) for the three and nine months ended 30 September 2002, respectively. Trade receivables in respect of gas transportation services supplied to the Itera Group amounted to RR 2,443 and RR 3,356 as of 30 September 2003 and 31 December 2002, respectively.

The Group also had gas sales in the Russian Federation (including excise tax and net of VAT) to companies of the Itera Group amounting to RR 809 (2 bcm) and RR 2,878 (5 bcm) for the three and nine months ended 30 September 2003, and nil for the three and nine months ended 30 September 2002, respectively. Trade receivables in respect of gas sales to the Itera Group amounted to RR 812 and RR 347 as of 30 September 2003 and 31 December 2002, respectively.

Eural Trans Gas, incorporated in Hungary, was established to sell Central Asian gas to customers in Europe. Gas transportation sales to Eural Trans Gas, which commenced in January 2003, amounted to RR 3,075 (8 bcm) and RR 10,745 (25 bcm) in the three and nine months ended 30 September 2003, respectively. Trade receivables in respect of gas transportation services supplied to Eural Trans Gas amounted to RR 3,985 and nil as of 30 September 2003 and 31 December 2002, respectively.

17 NET FINANCE (COSTS) BENEFIT

	Three months ended 30 September		Nine months ended 30 September	
	2003	2002	2003	2002
Net exchange (losses) gains	(1,149)	(20)	8,042	(8,659)
Interest income	3,161	1,300	9,499	6,576
Interest expense	(6,287)	(4,934)	(22,601)	(25,401)
Gains on and extinguishment of restructured liabilities	845	5,678	4,049	12,356
	(3,430)	2,024	(1,011)	(15,128)

18 EARNINGS PER SHARE

Earnings per share have been calculated by dividing the net profit for the period by the weighted average number of shares outstanding during the period, excluding the average number of ordinary shares purchased by the Group and held as treasury shares (see Note 15).

The weighted average number of shares outstanding was 19.7 and 21.0 billion for the nine months ended 30 September 2003 and 2002, respectively.

19 SUBSIDIARY UNDERTAKINGS

Principal subsidiaries of the Group remain unchanged since 31 December 2002 except for the changes disclosed below.

OAO Severneftegazprom

In February 2003 the Group acquired a 51.0% additional interest in OAO Severneftegazprom from the Itera Group at the nominal value of the shares (RR 102 thousand) for cash and thereby increased its interest in the share capital of OAO Severneftegazprom to 100%. In connection with the acquisition of this interest, the Group paid RR 369 in cash to the Itera Group to settle the amount owed by

(In millions of Russian Roubles)

19 SUBSIDIARY UNDERTAKINGS—(continued)

OAO Severneftegazprom to finance development work. OAO Severneftegazprom, a production company, holds a license for the development of the Yuzhno-Russkoye field. OAO Severneftegazprom was accounted for as subsidiary from the date on which control was obtained. At the same time the Group sold to Itera Group a 10.0% interest in OAO Sibirsky Oil and Gas Company at its carrying value of RR 2.55 plus a 7.8% interest in OAO Tarkosaleneftegaz at its carrying value of RR 356 for cash. Management have assessed that the fair value of consideration paid approximated the fair value of the underlying net assets received.

Joint activity with OAO NK Rosneft

The joint activity was established to develop the Arctic shelf (Prirazlomnoye and Schtokmanovskoye fields) in the Barents Sea. From inception OAO Gazprom and its subsidiary ZAO Rosshelf had 99.1% and 0.9% direct interests in the joint activity, respectively. In October 2002 OAO Gazprom and its subsidiary ZAO Rosshelf signed an amendment to the joint activity agreement that provided for an additional participant - ZAO Sevmorneftegaz. ZAO Sevmorneftegaz is a company jointly controlled by ZAO Rosshelf and OAO NK Rosneft-Purneftegaz, a subsidiary of OAO NK Rosneft. Under the agreement, in February 2003 ZAO Sevmorneftegaz made a non-cash contribution valued at RR 4,334 thus obtaining a 48.9% interest in the jointly controlled assets of the joint activity. As a result of the transaction OAO Gazprom and ZAO Rosshelf had 48.7% and 2.4% direct interests in the joint activity, respectively, and the Group's total effective interest decreased from 99.6% to 62.9%. In July 2003 OAO NK Rosneft signed an agreement to acquire a 49.95% direct interest in the joint activity for USD 136 million to be paid in cash or by settlement of the loan payable by ZAO Sevmorneftegaz to OAO NK Rosneft. The effect of this transaction was to decrease the Group's total effective interest in the joint activity from 62.9% to 48.85% and to establish joint control of the assets of the joint activity between the Group and OAO NK Rosneft.

Petrochemical companies

In the third quarter of 2002 the Group signed agreements to acquire additional interests in a number of Russian petrochemical companies, the majority of which were already affiliated with OAO AK Sibur. In April 2003, following the completion of legal procedures the Group established control over majority of these companies and thereby increased its controlling interest in the share capital of OAO AK Sibur from 50.7% to 75.7%. The consideration was provisionally agreed to consist primarily of long-term promissory notes with a nominal value of RR 17,824 and an estimated fair value of approximately RR 6,770, of which RR 4,662 related to companies consolidated in the three months ended 30 June 2003. In September 2003 the Group acquired an additional 2.4% interest in AK Sibur for RR 102. Fair values of the identifiable assets and liabilities of these companies have been determined on a provisional basis and might be subject to subsequent adjustments over the period to 31 December 2004. Any adjustments are not expected to be material to the Group's consolidated financial statements. Management does not believe there will be material goodwill arising from the transaction.

20 RELATED PARTIES

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions as defined by IAS 24 "Related Party Disclosures". In considering each possible related party relationship attention is directed to the substance of the relationship, not merely the legal form.

Government

The Government of the Russian Federation is the principal shareholder of the Group and directly owns approximately 38.37% of the issued shares of the Group. State representatives also have the majority of seats on the Board of Directors. As of 30 September 2003 the subsidiaries of the Group held 17.33% of OAO Gazprom shares, through which they are entitled to vote as owners. Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

(In millions of Russian Roubles)

20 RELATED PARTIES—(continued)

As a condition of privatisation in 1992, the Government imposed an obligation on the Group to provide an uninterrupted supply of gas to customers in the Russian Federation at government controlled prices.

Associated undertakings

Included within associated undertakings (see Note 10) is the loan receivable from EuRoPol GAZ S.A., in the amount of RR 25,331 and RR 27,344 as of 30 September 2003 and 31 December 2002, respectively, issued by AB Gazprombank (ZAO), a subsidiary of the Group, at an interest rate of LIBOR + 2.6%. Also included within associated undertakings (see Note 10) as a component of the carrying amount are USD and Euro denominated long-term receivables from EuRoPol GAZ S.A. of RR 4,518 and RR 8,555 as of 30 September 2003 and 31 December 2002, respectively.

Associated undertakings (see Note 10) include a Euro denominated loan receivable from WINGAS GmbH, in the amount of RR 14,830 and RR 14,331 as of 30 September 2003 and 31 December 2002, respectively. The interest rates vary for different loan tranches. As of 30 September 2003 and 31 December 2002 the aggregate effective interest rate for the loan receivable from WINGAS GmbH was 4.5% and 5.6%, respectively.

Included within accounts receivable (see Note 7) are accounts receivable from Group associates (excluding long-term portion of EuRoPol GAZ S.A. receivables) in the amount of RR 18,477 and RR 17,746 as of 30 September 2003 and 31 December 2002, respectively.

During the three and nine months ended 30 September 2003 the Group recorded sales of gas to its associates in the amount of RR 20,382 and RR 66,616, respectively, and during the three and nine months ended 30 September 2002 in the amount of RR 20,443 and RR 54,526, respectively.

Gas is sold to associates, except for that sold to AO Moldovagaz, on the basis of long-term contracts, at index prices based on world oil and gas prices. Gas prices per thousand cubic meters for such sales ranged from USD 68 to USD 155 and from USD 67 to USD 151 in the nine months ended 30 September 2003 and 2002, respectively. Gas is sold to AO Moldovagaz based on annual contracts with fixed prices. Prices of gas per thousand cubic meters sold to Moldova amounted to USD 80 in the nine months ended 30 September 2003 and 2002.

The Group's impairment provision on accounts receivable included RR 22,448 and RR 24,191 in respect of amounts due mainly from AO Moldovagaz and from Progress Gaz Trading as of 30 September 2003 and 31 December 2002, respectively.

In addition, the Group purchased gas transportation services from certain of the associated undertakings, principally EuRoPol GAZ S.A., which amounted to RR 6,757 and RR 14,988 for the three and nine months ended 30 September 2003, and RR 2,443 and RR 7,767 for the three and nine months ended 30 September 2002, respectively. The cost of these services was determined based on prices of gas sold to these companies.

Included within accounts payable are accounts payable to the Group's associated undertakings for purchased gas transportation services in the amount of RR 6,422 and RR 1,782 as of 30 September 2003 and 31 December 2002, respectively.

OAO Stroytransgaz

In the normal course of business, the Group enters into transactions with OAO Stroytransgaz for the construction of pipelines in the Russian Federation on the basis of the results of tenders. During the three and nine months ended 30 September 2003 and 2002 transactions with OAO Stroytransgaz were entered into under contracts, which had been executed by certain prior representatives of the Group's Board of Directors and members of their families. At the time these contracts were executed those members of the Board of Directors and members of their families owned an interest in OAO Stroytransgaz.

(In millions of Russian Roubles)

20 RELATED PARTIES—(continued)

OAO Stroytransgaz rendered construction services for the Group in the amounts of RR 5,351 and RR 20,083 for the three and nine months ended 30 September 2003, and RR 8,401 and RR 26,863 for the three and nine months ended 30 September 2002, respectively. As of 30 September 2003 and 31 December 2002, the Group had advances and receivables due from OAO Stroytransgaz in the amounts of RR 1,579 and RR 6,276, respectively. As of 30 September 2003 and 31 December 2002, the Group had accounts payable to OAO Stroytransgaz in respect of construction of RR 11,442 and RR 10,911, respectively.

OAO AK Sibur

A substantial portion of OAO AK Sibur's transactions were executed with related parties. Prior to acquisition of additional interests in a number of these companies, OAO AK Sibur's related party transactions were mainly with the then associated undertakings (see Note 19).

OOO Interprokom

During the three and nine months ended 30 September 2003 and 2002 transactions with OOO Interprokom were entered into under contracts which had been executed by certain prior members of the Board of Directors and a member of the Management Committee of the Company and members of their families who at that time owned significant interests in OOO Interprokom.

OOO Interprokom acts as an agent for the Group in the acquisition of equipment and is remunerated for those services based on a fixed commission percentage. OOO Interprokom acted as an agent in the Group's acquisition of equipment in the amount of RR 255 and RR 1,177 in the three and nine months ended 30 September 2003, and RR 1,864 and RR 6,154 in the three and nine months ended 30 September 2002, respectively. As of 30 September 2003 and 31 December 2002, the Group had advances and receivables due from OOO Interprokom in the amount of RR 576 and RR 669, respectively. Commissions paid to OOO Interprokom amounted to RR 14 and RR 42 in the three and nine months ended 30 September 2003, and RR 28 and RR 88 for the three and nine months ended 30 September 2002, respectively. As of 30 September 2003 and 31 December 2002, the Group had accounts payable to OOO Interprokom in respect of equipment supplies of RR 2,492 and RR 6,621, respectively.

AB Gazprombank (ZAO), the Group's principal banking subsidiary, had outstanding import letters of credit issued on behalf of OOO Interprokom and sub-contractors of OOO Interprokom in the amount of RR 2,492 and RR 6,982 as of 30 September 2003 and 31 December 2002, respectively. These import letters of credit are issued to third party suppliers in connection with the purchase of equipment by OOO Interprokom on behalf of the Group.

21 COMMITMENTS, CONTINGENCIES AND OPERATING RISKS

Taxation

Russian tax legislation is subject to varying interpretations and frequent changes. Further, the interpretation of tax legislation by tax authorities applied to the transactions and activity of the Group may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Group may be assessed additional taxes, penalties and interest, which can be significant. Under Russian legislation, penalties are levied at 20% of the tax amount underpaid and interest is charged at a rate of 1/300 of the refinancing rate of the Central Bank of the Russian Federation per day (the refinancing rate as of 30 September 2003 was 16.0%). The Group's tax records remain open to review by the tax and customs authorities with respect to tax liabilities for three years.

Financial guarantees

The Group had outstanding issued guarantees to third parties in the amount of RR 89,996 and RR 87,707 (including guarantees denominated in USD of USD 2,616 million and USD 2,634 million) as of 30 September 2003 and 31 December 2002, respectively.

(In millions of Russian Roubles)

21 COMMITMENTS, CONTINGENCIES AND OPERATING RISKS—(continued)

No provisions were recorded within provisions for liabilities and charges as of 30 September 2003 and 31 December 2002, respectively, in respect of the outstanding issued guarantees.

	30 September 2003	31 December 2002
Outstanding guarantees issued on behalf of:		
BSPC	38,846	37,258
Interconnector (UK) Limited	33,673	34,963
Eural Trans Gas	6,949	—
Albustan Investments Ltd	2,552	2,843
Itera Group companies	1,844	3,088
Other	6,132	9,555
	89,996	87,707

In April 2000, credit facilities were provided to BSPC, an associated undertaking, by a group of Italian and Japanese banks for the amount of RR 71,233 (USD 2,053 million) for the construction of the offshore portion of the Blue Stream pipeline. In 2001, the Group was obligated to provide guarantees on behalf of BSPC in respect of RR 39,152 (USD 1,187) related to these credit facilities. As of 30 September 2003 and 31 December 2002 BSPC had borrowed RR 38,846 and RR 37,258 (USD 1,269 million and USD 1,172 million), respectively, of these credit facilities, which were guaranteed by the Group, pursuant to its obligation, including the amounts of interest of RR 2,510 and RR 213 (USD 82 million and USD 6 million), respectively.

In August 2003 credit facilities in the amount of USD 227 million were provided to Eural Trans Gas by Vnesheconombank and guaranteed by the Group. The guarantee extends through December 2007. The credit facilities are for the purchase of natural gas in Central Asia which is then sold to the Group.

Line "Other" includes mainly guarantees issued by subsidiaries under contracts for purchasing equipment, construction and installation works. As of 30 September 2003 and 31 December 2002 this balance includes guarantees issued by OAO AK Sibur to third parties of RR 406 and RR 2,572, respectively.

22 POST BALANCE SHEET EVENTS

Borrowings

In October 2003 AB Gazprombank (ZAO) issued USD 750 million of eurobonds due 2008 at an interest rate of 7.25%.

In November 2003 the Group signed a loan agreement with Commerzbank of USD 300 million due 2009 at an interest rate of LIBOR + 2.75% per annum.

The Company may be contacted at its registered office:

OAO Gazprom
Nametkina str., 16
V-420, GSP-7, 117997, Moscow
Russia

Telephone: (7 095) 719 3001
Facsimile: (7 095) 719 8333, 719 8335

www.gazprom.ru

APPENDIX A—DEGOLYER AND MACNAUGHTON LETTER

DeGOLYER AND MacNAUGHTON
4925 GREENVILLE AVENUE, SUITE 400
ONE ENERGY SQUARE
DALLAS, TEXAS 75206

April 14, 2004

OAO Gazprom
16A, Nametkina Street
117884, Moscow B-420
Russia

Gentlemen:

DeGolyer and MacNaughton has prepared estimates, as of December 31, 2002, of the extent and value of the proved and probable natural gas, oil, condensate, gas liquids, and sulfur reserves of certain fields in Russia owned or controlled by OAO Gazprom (Gazprom). These estimates will be presented in forthcoming reports being prepared for Gazprom by DeGolyer and MacNaughton listed in Attachment I, to this letter and are referred to collectively as "the Reports". The 21 fields evaluated are located in western Siberia and the Volga-Ural Province of Russia and include the following:

Astrakhan
Bovanenko
Gubkinsk
Kharasevai
Komsomolsk
Medvezhye
North Urengoi
Novy Port
Orenburg
Urengoi
Urengoi (Achimov)
Urengoi Oil
Viengapursk
West Tarkosalinsk
Yamburg
Yamsovieyskoye
Yen-Yakha
Yeti-Purovskoye
Yubileyne
Yuzhno Russkoye
Zapolarnoye

The estimated proved and probable gas, oil, condensate, gas liquids, and sulfur reserves owned or controlled by Gazprom, as of December 31, 2002, in the fields evaluated in the Reports, expressed in millions of cubic meters (10^6m^3) and millions of cubic feet (10^6ft^3), or thousands of metric tons (10^3mt) and thousands of barrels (10^3bbl), or thousands of metric tons (10^3mt) and thousands of U.S. tons ($10^3U.S.t$) are summarized below:

	English Units Gazprom Separator Gas		
	Total Proved	Probable	Proved Plus Probable
	($10^6 ft^3$)	($10^6 ft^3$)	($10^6 ft^3$)
Astrakhan	6,987,364	1,512,173	8,499,537
Bovanenko	115,483,912	10,289,277	125,773,189
Gubkinsk	11,163,673	136,667	11,300,340
Kharasevai	38,201,282	10,688,687	48,889,969
Komsomolsk	15,883,828	282,872	16,166,700
Medvezhye	11,937,065	788,225	12,725,290
Noah Urengoi	7,475,409	1,615,999	9,091,408
Novy Port	0	6,867,644	6,867,644
Orenburg	13,333,405	619,420	13,952,825
Urengoi	95,030,715	3,498,629	98,529,344
Urengoi (Achimov)	18,537,723	14,861,801	33,399,524
Urengoi (Oil)	19,773	38,141	57,914
Viengapursk	1,156,907	134,196	1,291,103
West Tarkosalinsk	7,169,654	110,606	7,280,260
Yamburg	103,690,579	10,776,211	114,465,790
Yamsovieyskoye	14,150,588	196,349	14,346,937
Yen-Yakha	6,041,999	502,528	6,544,527
Yeti-Purovskoye	10,562,617	116,184	10,678,801
Yubileyne	9,813,592	156,090	9,969,682
Yuzhno Russkoye	10,031,772	110,219	10,141,991
Zapolarnoye	98,116,159	5,634,456	103,750,615
Total	**594,788,016**	**68,935,374**	**663,723,390**

Notes:
1. Probable reserves have not been adjusted for risk.
2. Reserves estimates of the Gubkinsk field include those reserves attributable to the 49-percent interest in the field not owned by Gazprom.

	Metric Units Gazprom Separator Gas		
	Total Proved	Probable	Proved Plus Probable
	(10^6m^3)	(10^6m^3)	(10^6m^3)
Astrakhan	197,860	42,820	240,680
Bovanenko	3,270,140	291,360	3,561,500
Gubkinsk	316,120	3,870	319,990
Kharasevai	1,081,740	302,670	1,384,410
Komsomolsk	449,780	8,010	457,790
Medvezhye	338,020	22,320	360,340
North Urengoi	211,680	45,760	257,440
Novy Port	0	194,470	194,470
Orenburg	377,560	17,540	395,100
Urengoi	2,690,970	99,070	2,790,040
Urengoi (Achimov)	524,930	355,799	880,729
Urengoi (Oil)	560	1,080	1,640
Viengapursk	32,760	3,800	36,560
West Tarkosalinsk	203,022	3,132	206,154
Yamburg	2,936,190	305,120	3,241,310
Yamsovieyskoye	400,700	5,560	406,260
Yen-Yakha	171,090	14,230	185,320
Yeti-Purovskoye	299,100	3,290	302,390
Yubileyne	277,890	4,420	282,310
Yuzhno Russkoye	284,068	3,121	287,189
Zapolarnoye	2,778,340	159,550	2,937,890
Total	**16,842,520**	**1,886,992**	**18,729,512**

Notes:
1. Probable reserves have not been adjusted for risk.
2. Reserves estimates of the Gubkinsk field include those reserves attributable to the 49-percent interest in the field not owned by Gazprom.

	Gazprom Condensate and Gas Liquids	
	English Units (10^3bbl)	Metric Units (10^3mt)
Total Proved	3,067,148	374,920
Probable	1,157,505	140,860
Proved Plus Probable	**4,224,653**	**515,780**

Note: Probable reserves have not been adjusted for risk.

	Gazprom Oil	
	English Units (10^3bbl)	Metric Units (10^3mt)
Total Proved	59,892	7,670
Probable	808,444	98,780
Proved Plus Probable	**868,336**	**106,450**

Note: Probable reserves have not been adjusted for risk.

The Gazprom future net revenue and present worth to be derived from the production and sale of the proved and proved-plus-probable reserves owned or controlled by Gazprom in the fields evaluated in the Reports, as of December 31, 2002, are estimated below, expressed in thousands of United States dollars (10^3U.S.$). Values were estimated in United States dollars (U.S.$) using the exchange rate effective December 31, 2002, which was Russian Rubles 31.7844 per U.S.$1.00.

Field	Future Net Revenue		Net Present Worth at 10%	
	Total Proved	Proved Plus Probable	Total Proved	Proved Plus Probable
	$(10^3$U.S.$)	$(10^3$U.S.$)	$(10^3$U.S.$)	$(10^3$U.S.$)
Astrakhan	4,233,899	4,728,512	1,360,773	1,383,033
Bovanenko	56,858,602	62,651,777	8,983,041	9,243,229
Gubkinsk	3,363,594	3,402,537	1,389,583	1,392,282
Kharasevai	18,316,367	24,330,085	2,210,989	2,383,363
Komsomolsk	4,963,132	5,049,088	2,480,829	2,493,780
Medvezhye	4,050,423	4,309,339	2,015,747	2,040,755
North Urengoi	2,374,077	2,893,700	1,110,191	1,241,027
Novy Port	0	7,552,643	0	683,211
Orenburg	1,011,539	1,080,642	293,302	336,775
Urengoi	32,068,845	33,449,963	11,023,415	10,870,543
Urengoi (Achimov)	10,783,189	18,780,927	1,038,436	1,195,224
Urengoi (Oil)	70,389	291,825	34,350	114,620
Viengapursk	313,997	346,285	188,410	200,107
West Tarkosalinsk	2,194,664	2,228,104	1,051,171	1,057,519
Yamburg	27,924,651	31,394,701	9,257,192	9,300,842
Yamsovieyskoye	5,261,977	5,327,318	2,244,529	2,248,721
Yen-Yakha	3,630,947	3,992,084	965,155	1,025,599
Yeti-Purovskoye	3,161,023	3,196,184	985,825	990,268
Yubileyne	3,576,105	3,631,936	1,853,256	1,864,703
Yuzhno Russkoye	3,323,764	3,360,882	631,905	635,221
Zapolarnoye	31,152,091	33,489,111	9,871,532	10,048,558
Total	**218,633,275**	**255,487,643**	**68,989,631**	**60,749,380**

Notes:
1. There has been no adjustment applied to the value of probable reserves to account for risk.
2. Future net revenue and present worth include the value of sulfur reserves from the Astrakhan field, as shown in Attachment II
3. The values shown for the Gubkinsk field and total include revenues attributable to the 49-percent interest in the field not owned by Gazprom.
4. In preparation of these estimates, future income tax expenses have been taken into account at the field level and for transportation of gas for export.

The estimates of reserves, future net revenue, and present worth of future net revenue summarized are subject to the definitions, assumptions, qualifications, explanations, and conclusions expressed in the Reports. These summaries should be considered in view of the conditions of the Reports and are susceptible to being misunderstood apart from the Reports.


DeGOLYER AND MacNAUGHTON
T E X A S

Very truly yours,

DeGOLYER and MacNAUGHTON

Attachments

Attachment I

GAZPROM REPORTS
by
DeGOLYER and MacNAUGHTON

"Appraisal Report on Gas, Gas Liquids, and Sulfur Reserves owned by OAO Gazprom in the Astrakhan Field, Southeastern Europe, Russia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Bovanenko Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Gubkinsk Field, Western Siberia, as of December 31, 2002, Consolidated Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Kharasevai Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Komsomolsk Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Medvezhye Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas, Oil, and Condensate Reserves owned by OAO Gazprom in the Novy Port Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the North Urengoi Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Orenburg Field, Southeastern Europe, Russia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Gas Liquids Reserves owned by OAO Gazprom in the Urengoi Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Gas Liquids Reserves owned by OAO Gazprom in the Urengoi (Achimov) Field, Western Siberia, as of December 31, 2002, Confidential"

"Appraisal Report on Oil and Solution Gas Reserves owned by OAO Gazprom in the Urengoi Oil Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Viengapursk Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the West Tarkosalinsk Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Gas Liquids Reserves owned by OAO Gazprom in the Yamburg Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Yamsovieyskoye Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas, Oil, and Gas Liquids Reserves owned by OAO Gazprom in the Yen-Yakha Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Yeti-Purovskoye Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Yubileyne Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas and Condensate Reserves owned by OAO Gazprom in the Yuzhno Russkoye Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential"

"Appraisal Report on Gas, Oil, and Gas Liquids Reserves owned by OAO Gazprom in the Zapolarnoye Field, Western Siberia, as of December 31, 2002, Annual Update, Confidential."

Attachment II

ESTIMATES
of
SULFUR RESERVES and REVENUE
owned by
OAO GAZPROM
as of
DECEMBER 31, 2002

	Gazprom Sulfur Reserves		Gazprom Sulfur Revenue	
	English Units	Metric Units	Future Net Revenue	Present Worth @ 10%
	(10^3U.S.t)	(10^3mt)	(10^3U.S.$)	(10^3U.S.$)
Total Proved	146,707	133,090	605,420	202,460
Probable	31,768	28,820	131,100	4,290
Proved plus Probable	**178,475**	**161,910**	**736,520**	**206,750**

Notes:

1. Sulfur reserves are expressed as thousands of metric tons (10^3mt) and thousands of U.S. tons (10^3U.S.t.)
2. All sulfur reserves are located in the Astrakhan field.
3. Probable reserves and associated revenue have not been adjusted for risk.

COMPANY

Open Joint Stock Company Gazprom
16 Nametkina Street
117884 Moscow
Russian Federation

ISSUER

Gaz Capital S.A.
2, Boulevard Konrad Adenauer
L-1115 Luxembourg

ARRANGERS AND DEALERS

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA
United Kingdom

Bayerische Hypo- und Vereinsbank AG
Arabellastr. 12
D-81925 Munich
Germany

Commerzbank Atkiengesellschaft
60 Gracechurch Street
London EC3V 0HR
United Kingdom

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

Merrill Lynch international
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
United Kingdom

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Renaissance Securities (Cyprus) Limited
9th Floor, Capital Center
2-4 Arch, Makarious III Ave.
Nicosia
Cyprus

Joint Stock Commercial Bank Rosbank
Mashi Poryvaevoi Str., 11
P.O. Box 208
107078 Moscow
Russian Federation

FINANCIAL ADVISOR TO THE COMPANY

Investment Company Horizon
16 Nametkina Street
117884 Moscow
Russian Federation

AUDITORS TO THE COMPANY

PricewaterhouseCoopers
Kosmodamianskya Nab. 52, Bld.5
115054 Moscow
Russian Federation

LEGAL ADVISORS TO THE COMPANY

As to U.S. and English law
Cleary, Gottlieb, Steen & Hamilton
City Place House
55 Basinghall Street
London EC2V 5EH
United Kingdom

As to Russian law
Cleary, Gottlieb, Steen & Hamilton
(CGS&H Limited Liability Company)
Paveletskaya Square 2/3
115054 Moscow
Russian Federation

LEGAL ADVISORS TO THE ARRANGERS, THE DEALERS AND THE TRUSTEE

As to U.S. and English law
Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

As to Luxembourg law
Linklaters Loesch
4, rue Carlo Hemmer
L-1734 Luxembourg

As to Russian law
Linklaters CIS
Paveletskaya Square 2
Bld. 2
115054 Moscow
Russian Federation

TRUSTEE, REGISTRAR, PAYING AGENT AND TRANSFER AGENT

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
United States of America

PRINCIPAL PAYING AGENT, CALCULATION AGENT AND TRANSFER AGENT

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

LISTING AGENT, REGISTRAR, PAYING AGENT AND TRANSFER AGENT

Deutsche Bank Luxembourg S.A.
2, Boulevard Konrad Adenauer
L-1115 Luxembourg

OIL AND GAS CONSULTANTS

DeGolyer and MacNaughton
Suite 400
4925 Greenville Avenue
One Energy Square
Dallas, Texas 75206
United States of America

Capital Printing Systems (UK) Limited 30115